Form 20-F
period 2002-03-31
REDIFF COM INDIA LTD
filed 2002-07-12
CIK 1103783

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                                   (MARK ONE)
       / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

       /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2002

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

          FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                        COMMISSION FILE NUMBER 333-37376

                            REDIFF.COM INDIA LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                REPUBLIC OF INDIA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                          MAHALAXMI ENGINEERING ESTATE
                        1ST FLOOR, L.J. FIRST CROSS ROAD
                                  MAHIM (WEST)
                             MUMBAI - 400016, INDIA
                                 +91-22-444-9144
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
      NONE                                      NOT APPLICABLE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                           AMERICAN DEPOSITARY SHARES,
   EACH REPRESENTED BY ONE-HALF OF ONE EQUITY SHARE, PAR VALUE RS .5 PER SHARE
                                (TITLE OF CLASS)

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                            SECTION 15(d) OF THE ACT:
                                 NOT APPLICABLE
                                (TITLE OF CLASS)

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 12,795,200 equity shares.

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          Yes /X/           No / /

          Indicate by check mark which financial statement item the registrant has elected to follow.

          Item 17 / /      Item 18 /X/

                                TABLE OF CONTENTS

                                                                                          PAGE
Cross Reference Sheet ...................................................................   4
Currency of Presentation and Certain Defined Terms ......................................   6
Forward-Looking Statements ..............................................................   6
Exchange Rates ..........................................................................   8
Selected  Consolidated  Financial Data ..................................................   9
Risk Factors ............................................................................  10
Business ................................................................................  30
      Overview ..........................................................................  30
      Our Markets .......................................................................  31
      Our Opportunity ...................................................................  32
      The Rediff.com Solution ...........................................................  33
      Strategy ..........................................................................  34
      Our Products and Service Offerings ................................................  36
      Sales and Marketing ...............................................................  39
      Technology and Network Infrastructure .............................................  40
      Competition .......................................................................  41
      Intellectual Property .............................................................  42
      Government Regulation .............................................................  43
      Organizational Structure ..........................................................  45
      Facilities ........................................................................  46
      Legal Proceedings .................................................................  46

Management's Discussion and Analysis of Financial Condition and Results of Operations....  50
Management ..............................................................................  61
Related Party Transactions ..............................................................  68
Exchange Controls .......................................................................  68
Trading Market ..........................................................................  70
Restriction on Foreign Ownership of Indian Securities ...................................  71
Principal Shareholders ..................................................................  74
Taxation ................................................................................  75
Use of Proceeds .........................................................................  82
Presentation of Financial Information ...................................................  83
Additional Information ..................................................................  83
Index to U.S. GAAP Financial Statements ................................................. F-1
Exhibit Index ........................................................................... E-1

                              CROSS REFERENCE SHEET

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers

          Not applicable.

Item 2.   Offer Statistics and Expected Timetable

          Not applicable.

Item 3.   Key Information

          See "Exchange Rates", "Risk Factors" and "Selected Consolidated Financial Data".

Item 4.   Information on the Company

          See "Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Additional Information".

Item 5.   Operating and Financial Review and Prospects

          See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 6.   Directors, Senior Management and Employees

          See "Management" and "Principal Shareholders".

Item 7.   Major Shareholders and Related Party Transactions

          See "Principal Shareholders", and "Related Party Transactions".

Item 8.   Financial Information

          See the Independent Auditors' Reports on Rediff.com India Limited and Rediff Holdings Inc., and Rediff's US GAAP Consolidated Financial Statements and the notes thereto. Also see "Business--Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 9.   The Offer and Listing

          See "Trading Market".

Item 10.  Additional Information

          See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Acquisitions and Investments" "Exchange Controls", "Restriction on Foreign Ownership of Indian Securities", "Taxation" and "Additional Information".

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

          See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risks".

Item 12.  Description of Securities Other than Equity Securities

          Not applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

          Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

          See "Use of Proceeds".

Item 15.  Reserved

Item 16.  Reserved
                                    PART III

Item 17.  Financial Statements

          Not applicable.

Item 18.  Financial Statements

          See the Independent Auditors' Report on Rediff.com India Limited and Rediff Holdings Inc., and Rediff's US GAAP Consolidated Financial Statements and the notes thereto.

Item 19.  Exhibits

          See the Exhibit Index and attached exhibits.

               CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

          In this annual report all references to "we", "our", "us", "Rediff", "rediff.com" and "Company", unless otherwise relevant to the context, are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India.

          In this annual report, references to "$" or "US$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). References to a particular "fiscal" or "financial" year are to Rediff's fiscal year ended March 31 of such year.

          Although we have translated certain Indian rupee amounts in this annual report into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled "Exchange Rates", or at all. Except as otherwise stated in this annual report and for information derived from our financial statements included in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report are based on the noon buying rate, in the City of New York, on March 29, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.48.83 per US$1.00. The exchange rates used in this annual report for translations of Indian rupee amounts to U.S. dollars are set forth solely for purposes of convenience.

                           FORWARD-LOOKING STATEMENTS

          We have included statements in this annual report which contain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements", within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

          -    our goals and strategies;
          - our recently acquired businesses and other acquisitions and investments;
          -    the importance and expected growth of Internet technology;
          -    the pace of change in the Internet market;
          -    the demand for Internet services; and
          -    advertising demand and revenues.

          Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, our ability to successfully integrate the businesses we have acquired with our business, demand for e-commerce and changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

          In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in the Company's periodic reports filed with the U.S. Securities and Exchange Commission (the "SEC"), from time to time. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

                                 EXCHANGE RATES

          Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will likely affect the market price of our American Depositary Shares (the "ADSs"), which, beginning on June 24, 2002, have been traded on the Nasdaq SmallCap Market. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, Citibank, N.A., (the "Depositary"), of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

          The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers in rupees as certified for customs purposes by the Federal Reserve Bank of New
York:

                 FISCAL YEAR ENDED MARCH 31   PERIOD END (1)   AVERAGE (1)(2)
                 --------------------------   --------------   --------------
                 1997                           Rs. 35.88        Rs. 35.70
                 1998                               39.53            37.37
                 1999                               42.50            42.27
                 2000                               43.65            43.46
                 2001                               46.85            45.88
                 2002                               48.83            47.80

                 MONTH                               HIGH              LOW
                 -----                               ----              ---
                 April 2001                         47.07            46.58
                 May 2001                           47.06            46.83
                 June 2001                          47.09            47.00
                 July 2001                          47.21            47.11
                 August 2001                        47.19            47.11
                 September 2001                     48.91            47.20
                 October 2001                       48.17            47.96
                 November 2001                      48.11            47.98
                 December 2001                      48.29            47.80
                 January 2002                       48.56            48.27
                 February 2002                      48.90            48.55
                 March 2002                         48.83            48.71

----------
(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2) Represents the average of the noon buying rate on the last day of each month during the period.

                      SELECTED CONSOLIDATED FINANCIAL DATA

          Our financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected data set forth below as of March 31, 2001 and 2002 and for the fiscal years ended March 31, 2000, 2001 and 2002 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, independent auditors. The selected financial data set forth below as of March 31, 1998, 1999 and 2000 and for the fiscal years ended March 31, 1998 and 1999 are derived from U.S. GAAP financial statements which are not included in this annual report.

                                                                FISCAL YEARS ENDED MARCH 31,
                                             -------------------------------------------------------------------
                                                 1998         1999           2000          2001          2002
                                             -----------   -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)

 STATEMENT OF OPERATIONS DATA:

 Revenues .................................     US$  516      US$  855     US$ 1,906     US$ 5,621    US$ 24,762

 Cost of goods sold .......................            -            71           392           451        12,573

 Cost of revenues .........................          175           250           561         2,165         5,524

 Gross profit (loss) ......................          341           534           954         3,005         6,665

 Operating expenses .......................          692         1,545         7,869        14,916        23,456

 Loss from operations .....................         (352)       (1,011)       (6,915)      (11,911)      (16,791)

 Net loss .................................     US$ (352)     US$ (985)    US$(6,666)    US$(6,365)   US$(14,765)

 Loss per equity share after adjusting
 for 2:5 reverse share split - basic
 and diluted ..............................     US$(0.10)     US$(0.15)    US$ (0.76)    US$ (0.52)   US$  (1.15)

 Weighted equity shares used in
 computing loss per equity share after
 adjusting for 2:5 reverse share split.....        3,632         6,389         8,765        12,253        12,795

                                                                         AS OF MARCH 31,
                                             -------------------------------------------------------------------
                                                                         (IN THOUSANDS)

                                                 1998         1999           2000          2001          2002
                                             -----------   -----------   -----------   -----------   -----------
 BALANCE SHEET DATA:

 Cash and cash equivalents ................      US$  20      US$  247     US$11,576     US$47,654     US$26,520

 Working capital ..........................           88             8        10,522        43,507        22,412

 Total assets .............................          494         1,073        16,062        67,497        52,250

 Long-term debt, including current
 installments .............................          508           449             -             -             -

 Total shareholders' equity (deficit) .....         (264)          287        12,722        60,249        44,004

          The foregoing table and calculations assume no exercise of outstanding options to purchase equity shares.

                                  RISK FACTORS

          INVESTING IN OUR SECURITIES IS VERY RISKY. YOU SHOULD BE ABLE TO BEAR A COMPLETE LOSS OF YOUR INVESTMENT. TO UNDERSTAND THE LEVEL OF RISK, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION CONTAINED IN THIS ANNUAL REPORT FOR THE PURPOSE OF EVALUATING US AND OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD LIKELY SUFFER.

                          RISKS RELATED TO OUR BUSINESS

PENDING AND POTENTIAL LITIGATION AGAINST US COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS AND LOWER THE MARKET PRICE OF OUR ADSs

          On April 16, 2001, the Company, four of its officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li), and a group of investment banks that acted as underwriters in our June 2000 initial public offering (the "IPO"), and listing of ADSs were named as defendants in KHANNA V. REDIFF.COM INDIA LTD. ET AL., (the "Khanna Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. Plaintiffs allege that our registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended (the "Securities Act"), the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 of the Exchange Act. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against Rediff and the other defendants propounding substantially the same allegations. All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York.

          On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our board of directors resolved to indemnify the individual defendants (Messrs. Balakrishnan, Gupta, Warrier and Li) against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors & Officers liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate at March 29, 2002, the face amount of the D&O Policy is approximately US$8.3 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. D&O Policy includes a deductible of approximately US$230,268 (based on the noon buying rate at March 29, 2002), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

          On June 5, 2001, twenty-four companies, including us, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of SHIVES ET AL. V. BANK OF AMERICA SECURITIES, LLC ET AL., (the "Shives Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li). Plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended, and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including our Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against the Company and its officers and directors, the complaint defines a "Rediff.com Sub-Class" consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other class action complaints filed against other issuers who had IPOs in 2000 and 2001. The litigation is still in an early procedural stage.

          We believe that the allegations in the Khanna Action and its related cases, and in the Shives Action are without merit and we intend to defend the law suits vigorously. We are not able at this point to predict the course or the outcome of the litigation. In the event either action results in a substantial judgment against us, the said judgment could have a material adverse effect on our Company's financial position and its results of operations.

          On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony
Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000, the "Complaint"), filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offense under Section 292 of the Indian Penal Code, 1860, as amended, or IPC, for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our web site "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition, or Writ Petition, was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000) seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition is currently pending before the High Court of Mumbai.

          On November 16, 2001, one of our subsidiaries, Value Communications Corporation ("ValuCom"), was named defendant in a lawsuit filed by Sonnenschein Nath & Rosenthal ("SNR") in the Circuit Court of Cook County, Illinois. Also named as defendants in this lawsuit were the previous shareholders of ValuCom, namely, Arvind J. Singh, Neeta Singh, Sandeep Shrivastava and Richa Shrivastava (collectively, the "Previous Shareholders", and together with ValuCom, the "Defendants"). SNR has filed the lawsuit against the Defendants for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR's representation of the Previous Shareholders in respect of the sale to us of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant to the Stock Purchase Agreement, dated March 21, 2001, by and among the Company, ValuCom, the Previous Shareholders and Arvind J. Singh acting as the Shareholder Representative (the "Stock Purchase Agreement"). SNR is seeking judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys' fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the Defendants' motion to strike prayers for relief for recovery of attorneys' fees and costs, denied Defendants' motion to dismiss the complaint for breach of contract and unjust enrichment. On behalf of ValuCom, we have served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement.

          In connection with our acquisition of ValuCom, we received notice of a potential claim by certain employees and selling shareholders of ValuCom claiming that we had failed to implement a stock option conversion plan required by the acquisition documents. As of March 2002, we have agreed to cash out the outstanding options of the ValuCom employees. As of March 31, 2002, US$132,825 has been paid to these ValuCom employees. Subject to these individuals remaining employed with ValuCom, we may be obligated to make additional payments based upon the prior vesting schedule of these options. Additionally, we are currently in discussions with regard to the potential claims of the former ValuCom shareholders.

          In connection with our acquisition of India Abroad Publications, Inc. ("India Abroad") on April 27, 2001, we have been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. We dispute this assertion and have offered the claimant approximately US$50,000 for his shares. We do not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against us if the matter is not resolved.

          In August 2000, an action was commenced against India Abroad alleging the breach of a publication and distribution contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff has sought damages, declaratory relief, costs and attorneys' fees. In December 2001, India Abroad received a judgment of US$281,000. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India Abroad on April 27, 2001, we escrowed a portion of the purchase price as a reserve against this litigation. We believe that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material adverse effect on our business or results of operations.

          The Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which allegedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that we were aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because we, through our website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of our directors. The warrants against two of our directors were promptly cancelled and the warrant against one director was stayed. The directors have been exempted from making personal appearances in the action. The directors intend to file an application with the Magistrate for the discharge of the complaint. We, and our Indian legal counsel, do not believe that a prima facie case has been established. Additionally, we believe that we have valid defenses to the complaint.

          We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect on either our results of operations or our financial position.

          For additional information regarding pending litigation filed against us, please see the section of this annual report entitled "Business -- Legal Proceedings".

          The slowdown in the Indian and the U.S. economies and in certain sectors could adversely affect our business, operating results and financial condition.

                  We are substantially dependent on the health of the Indian and the U.S. economies. For the fiscal year ended March 31, 2001, a substantial portion of our total revenues were derived in India. For the fiscal year ended March 31, 2002, a substantial portion of our total revenues were derived from the United States. In the future, as a result of our recent acquisitions, we expect an increasing proportion of our total revenues to be derived from customers based in the United States. According to the U.S. Department of Commerce, there has been a substantial slowdown in the U.S. economy since the fourth quarter of 2000. A slowdown in the United States and Indian economies or sectors in which our clients are based, including the Internet and technology-based sectors, or an overall reduction in consumer and business spending, could have a materially adverse impact on our business and our prospects. A significant portion of our revenues are derived from companies that operate in various sectors, including the Internet and technology-based sectors as well as insurance, financial services, banking and consumer goods sectors. Many of these sectors are believed to be experiencing slowdown in growth. As a result, many advertisers are reducing advertising expenditures or are not spending as much money on online and offline advertising as we had anticipated. A prolonged or material decline in Internet advertising expenditures will have a material adverse effect on our operating results. Further, the slowdown in the Indian and the U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.

WE MAY NOT BENEFIT FROM OUR ACQUISITIONS AND INVESTMENTS AND OUR ACQUIRED BUSINESSES COULD INCREASE OUR NET LOSSES

          Over the past few years, we have made strategic acquisitions and investments in order to penetrate new markets, generate additional revenue streams and provide value-added services to our users. In fiscal year 2002, we spent approximately US$10.4 million in strategic acquisitions and investments, including our acquisition of India Abroad in April 2001 for approximately US$10 million. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Such transactions are accompanied by a number of risks, including:

          - the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;
          - the difficulty of assimilating the operations and personnel of the acquired companies;
          - the potential disruption of our ongoing business and distraction of management during the acquisition;
          - the difficulty of incorporating acquired technology or content and rights into our products and unanticipated expenses related to such integration;
          - the impairment of relationships with employees and customers as a result of any integration of new management personnel;
          - the potential unknown liabilities associated with acquired businesses; and
          - unfavorable changes in accounting rules and guidelines relating to our acquisitions.

          We may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.

WE FACE SPECIFIC RISKS ASSOCIATED WITH OUR ACQUISITIONS OF VALUCOM AND INDIA ABROAD

          Over the past two fiscal years we have completed two major acquisitions. In fiscal year 2001, we acquired ValuCom, a company based in Illinois focusing primarily on Internet-based marketing of prepaid long distance calling cards, and this past year we acquired India Abroad, a company based in New York publishing a weekly newspaper targeted primarily at the Indian community in the United States. After having acquired these companies, we are still assessing the risks of operating their businesses. We have no prior experience in operating a business outside of India or in providing prepaid long distance phone services or in providing publishing services. As a result, our ability to manage these businesses, integrate them into our existing Internet portal business, generate revenues from such acquired companies or affect cost reductions in them is not proven.

          The long distance calling card business is highly competitive in the United States. The ValuCom business will be adversely impacted if an increasing number of large, well-capitalized companies, including existing providers of air time to ValuCom, such as AT&T, enter the market of providing prepaid long distance calling cards. The recent introduction of voice over Internet telephony in India can result in lower telecommunications rates, which may also affect our communications business. Competition from existing or new competitors could reduce our revenues from the sale of our virtual prepaid calling cards and other services. Further, the market for prepaid calling cards is an emerging business with a large number of market entrants. Therefore, it is difficult to accurately determine what the demand will be for our products and services in this area. Substantial markets may not develop for prepaid calling cards, and we may not be able to sustain or increase our sales of these products and services. Our ability to compete also depends on our ability to anticipate and adapt to rapid technological and other changes occurring in the telecommunications industry. A general decrease in telecommunications rates charged by international long distance carriers could also have a negative effect on our operations. With the privatization of international long distance telecommunications by the Government of India, there has been a reduction in the rates offered by international long distance carriers in India for calls originating from India. Additionally, there is the possibility that there will be an increase in the volume of international calls originating from India to the Unites States which may have the potential to affect the ValuCom business.

          The offline publication business may not integrate well with our online business model. We face competition in this business from print and television media companies targeting the Indian community in the United States. Historically, India Abroad has been run as a family-owned, closely held business, and therefore it may be difficult to assimilate this business into our centralized management structure. Furthermore, we may face potential unknown liabilities associated with acquiring this business, face difficulty in incorporating its content and rights into our products or incur unanticipated expenses related to such acquisition, each of which could have a material adverse effect on our financial condition and operating results.

WE ARE CURRENTLY EXPERIENCING A PERIOD OF RAPID GROWTH AND MAY NOT BE ABLE TO MANAGE THIS GROWTH

          As of March 31, 2002, we had 254 employees and full-time consultants, an increase of 14% from the 222 employees and full-time consultants we had as of March 31, 2001. We anticipate that we will add employees in some of our operations in the near future. Our recent growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial, and information systems resources. As part of this growth, we will have to:

          -    control expense and seek higher cost efficiencies;
          -    expand our current, or seek additional, office facilities;
          - implement new operational and financial systems as well as procedures and controls;
          -    train and manage our employee base; and
          - maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs.

          If we are unable to manage our growth effectively, our business could be adversely affected.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE
PROSPECTS

          We commenced operations and launched our Internet portal in February 1996. Accordingly, we have limited historical financial information and operating history upon which you may evaluate us and our prospects. You should consider the challenges that an early stage company like ours faces, including the following:

          - increasing awareness of the Rediff.com brand and continue to build user loyalty;
          -    expanding the content and services on our portal;
          -    attracting a larger audience;
          - attracting a larger number of advertisers from a variety of industries;
          -    attracting, maintaining and motivating qualified personnel;
          - maintaining and developing strategic relationships with business partners;
          -    responding effectively to competitive pressures;
          -    continuing to develop and upgrade our technology; and
          - promptly addressing the challenges faced by early stage, rapidly growing businesses which do not have an experience or performance base to draw on.

          We cannot be assured that we will be successful in meeting these challenges and overcoming these risks.

WE HAVE A HISTORY OF NET LOSSES. WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

          We have incurred significant net losses and negative cash flows from operations since our inception in January 1996, including a net loss of US$14.77 million for the year ended March 31, 2002. As of March 31, 2002, we had an accumulated deficit of US$29.69 million. We expect to continue to have net losses and negative operating cash flows for the foreseeable future. Although our revenues have grown in recent quarters, our expenses have also grown and we expect to increase our spending significantly as we expand our services, advertise and promote our brand, and invest in the expansion of our infrastructure and sales and marketing staff. We have incurred and in future will incur expenses in connection with our recent acquisitions and integration of these businesses with the existing business. Accordingly, we will need to generate significant additional revenues, while controlling our expenses, to achieve profitability. We may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not continue to increase in the future. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH MAY CAUSE THE PRICE OF OUR ADSs TO DECLINE

          We expect our quarterly results to fluctuate significantly in the future based on a variety of factors. These factors are also expected to affect our long-term performance. Some of these factors include:

          -    our ability to successfully integrate our acquisitions;
          -    increased competition;
          -    changes in pricing policies or our product and service offerings;
          - increases in personnel, marketing and other operating expenses to support our anticipated growth;
          - our ability to attract new users and retain existing users at reasonable costs;
          - our ability to adequately maintain, upgrade and develop our portal, our computer network and the systems that we use to process customer orders and payments;
          - the timing of our expansion plans in India and additional geographic markets;
          - seasonality in retail sales because of the festival seasons in the Indian winter months of November through February, and extended vacations in the Indian summer months of April through June; and
          - technical difficulties, system or web site downtime or Internet service disruptions.

          Due to all these factors, we expect our operating results to be volatile and difficult to predict. As a result, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that our operating results in any future quarter could be below the expectations of investors generally and any published reports or analyses of our Company. In that event, the market price of our ADSs may decline, perhaps substantially.

OUR MARKETING CAMPAIGN TO ESTABLISH BRAND RECOGNITION AND LOYALTY FOR THE REDIFF.COM BRAND COULD BE UNSUCCESSFUL, WHICH COULD HARM OUR BUSINESS

          In order to expand our customer base and increase traffic on our web site, we must establish, maintain and strengthen the Rediff.com brand. We plan to continue to incur substantial marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic or if an increase in consumer traffic does not lead to an increase in revenues to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased.

          Our success in promoting and enhancing the Rediff.com brand will depend on our ability to provide high quality content, functionality and product offerings. Furthermore, our portal will be more attractive to advertisers if we have a large user base with demographic characteristics that advertisers perceive as favorable. If we fail to promote our brand successfully, increase the number of visitors to our web site or maintain the quality of our advertising services, the value of the Rediff.com brand could be diminished.

INTENSE COMPETITION IN OUR BUSINESSES COULD PREVENT US FROM ACHIEVING OR SUSTAINING PROFITABILITY

          Our businesses compete in industries that are extremely competitive and many of our competitors have greater management, financial, technical, marketing, sales and other resources than we do. Our Rediff.com business faces significant competition from other well-established online content providers, as well as numerous new entrants. We also compete with foreign online content providers, companies in the United States providing communications services on the Internet, as well as with traditional print and television media companies. Additionally, we are competing with other forms of advertising for advertising customers. Competition for visitors, customers, advertisers and e-commerce partners is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market. Furthermore, it is difficult to predict which online advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues. Our revenues could be adversely affected if we are unable to adapt to new forms of pricing for the services and products we offer. Increased competition may result in:

          -    loss of visitors and web site traffic;
          -    loss of advertisers;
          -    loss of customers for our communications services;
          -    different pricing, service or marketing decisions;
          -    reduced operating margins;
          -    loss of market share; and
          -    diminished value in our services.

          For additional information regarding our competition, please see the section of this annual report entitled "Business-Competition".

THE LOSS OF ONE OR MORE SIGNIFICANT ADVERTISERS COULD ADVERSELY AFFECT OUR REVENUES

          In the future we may derive a considerable portion of our revenues from certain advertisers. Any failure to meet advertiser expectations could result in cancellation or non-renewal of a contract. The loss of, or a significant reduction in the volume of business from, one or more large advertisers could have a material adverse effect on our operating results and financial condition.

DISRUPTIONS IN TELECOMMUNICATIONS COULD HARM OUR BUSINESS AND RESULT IN A REDUCTION OF OUR REVENUES

          Our online businesses rely heavily on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as telephone lines leased from service providers operated by the Government of India. We have secured back-up facilities for some of our businesses. However, failure of key primary or back-up systems could lead to the disruption of our services and the loss of important data. This in turn could lead to a loss of users, advertisers and retail customers and damage to our reputation. These failures, which could have a material adverse effect on our business and operating results, could also lead to significant negative publicity and litigation and to a decline in the market price of our ADSs. In the past, several large Internet companies have suffered highly publicized system failures which resulted in significant decreases in the market price of their listed securities.

          We have suffered temporary service outages from time to time which have resulted in a disruption of our services. Although none of the outages have lasted longer than 30 minutes, longer outages could have a material adverse effect on our operating results and prospects. As a result of such outages, Internet users are temporarily unable to access our content, community and e-commerce offerings. Any sustained disruption will reduce the number of visitors to our web site and have a material adverse impact on the revenues from e-commerce transactions handled through our web site. Such disruptions could also reduce the number of advertisers on our site and materially affect our operating results.

          Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry material business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also significantly harm our business.

OUR BUSINESS AND GROWTH WILL BE IMPAIRED IF WE ARE UNABLE TO RETAIN OUR EXISTING KEY PERSONNEL AND HIRE ADDITIONAL SKILLED EMPLOYEES

          We are highly dependent on the principal members of our management team. In particular, our success depends upon the continued efforts of our Chairman and Managing Director, Mr. Ajit Balakrishnan. Substantially all of our employees are located in India and the United States, and each may voluntarily terminate his or her employment with us. Our planned activities will require additional expertise in sales and marketing and other areas. The labor market for skilled employees is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain existing personnel or identify, hire and successfully integrate additional qualified personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional or replacement qualified personnel, could impair the growth of our business.

WE ARE HIGHLY DEPENDENT ON OUR AGREEMENTS WITH THIRD PARTIES TO PROVIDE PRODUCTS AND SERVICES TO OUR CUSTOMERS AND ANY TERMINATION OF THESE RELATIONSHIPS COULD HARM OUR BUSINESS

          We rely on our relationships with third parties to provide high quality products and services to our e-commerce customers. However, because these agreements are not exclusive, our competitors may offer the same or similar products and services as we do. Although we generally enter into agreements with more than one vendor or manufacturer for a specific product category, not all of these vendors and manufacturers can supply the same or similar products. Factors such as brand name, quality and supply can affect our ability to obtain and sell products online. We rely on two major telecommunications companies in the United States to provide us with airtime and enable us to operate our prepaid long distance calling card business. We also rely on our agreements with third parties to provide us with online credit card transactions processing, courier delivery services and cash on delivery, or C.O.D., transaction services for our e-commerce customers. Currently, there is a very limited number of third party credit card transaction processing companies and couriers in India. Since there are a limited number of third party credit card transaction processing companies, our agreements with them impose onerous obligations on us, such as guaranteeing the performance of all customer orders for which payment has been processed, indemnifying such third party for any breach of security between our site and the payment mechanism and providing other indemnities as specified in each such agreement. Although we seek to establish relationships with additional suppliers of these services, any unexpectedly terminated agreements with these will significantly impair our e-commerce and communications offerings and our ability to generate revenues from merchandizing or communications services.

          We also rely on third-party content providers to develop our content. However, these content providers may also make their content available to our competitors. Because most of these relationships are not exclusive, our competitors could use the same content we do. Although we constantly attempt to determine what content, features and functionality our users want, other competitors may present the same or similar content in a superior manner and thereby decrease our visitor traffic. Such a decrease in traffic could reduce our revenues and have a material adverse effect on our business.

OUR FUTURE ACQUISITIONS, INVESTMENTS, STRATEGIC PARTNERSHIPS OR OTHER VENTURES, EVEN IF COMPLETED ON FAVORABLE TERMS, MAY STRAIN OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES

          We may acquire or make further investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. From time to time we have had discussions and negotiations with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, third party relationships, technology or software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would dilute the ownership interests of the owners of our equity shares and ADSs. Incurrence of additional indebtedness could increase our interest expenses and cost of capital. Certain acquisitions of businesses organized outside India may require the approval of the Reserve Bank of India and in certain cases, the Government of India. We cannot assure you that any required approval from the Government of India, the Reserve Bank of India or any other government agency can be obtained.

CURRENCY EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY IMPACT OUR OPERATING RESULTS AND FINANCIAL CONDITION

          The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the period from fiscal year ended March 31, 1997 to fiscal year ended March 31, 2002, the value of the Indian rupee against the U.S. dollar declined by approximately 36.1% from Rs.35.88 to Rs.48.83 per U.S. dollar. Devaluation or further depreciation of the value of the Indian rupee will result in higher expenses for us, in Indian rupee terms, for the purchase of capital equipment, such as telecommunications and computer equipment, which we purchase in the United States. In addition, our market valuation could be materially adversely affected by the devaluation of the Indian rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and operating results. Also, the net proceeds from our IPO, pending their intended use, have been invested in U.S. dollar denominated bank deposits. The Reserve Bank of India has the authority to compel us to bring the IPO proceeds to India and have them invested in Indian rupee denominated bank accounts in India. Currency exchange rate fluctuations, in particular an appreciation of the value of the Indian rupee against the U.S. dollar, may adversely impact our operating results.

IF WE ARE UNABLE TO ADAPT TO THE RAPID TECHNOLOGICAL CHANGES, OUR BUSINESS COULD SUFFER

          Our success will depend, in part, on our ability to respond to technological advances and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies effectively. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, our business and our future financial performance could be materially adversely affected.

SIGNIFICANT SECURITY BREACHES AND FRAUD COULD ADVERSELY IMPACT OUR BUSINESS

          We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through such computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Though, we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure of security measures could have a material adverse effect on our business and our future financial performance.

          Much of our business operations are transaction-oriented. Although we take adequate measures to safeguard against fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by significant fraud committed by employees or outsiders.

A SMALL GROUP OF OUR EXISTING SHAREHOLDERS CONTROL OUR COMPANY AND MAY HAVE INTERESTS WHICH CONFLICT WITH THOSE OF OUR OTHER SHAREHOLDERS OR OWNERS OF OUR ADSs

          As of March 31, 2002, our eight largest shareholders beneficially own an aggregate of approximately 83% of our equity shares. As a result, such shareholders acting collectively are able to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. In case of a special resolution, approval of three-fourths of the shareholders present and voting is required. Examples of actions that require a special resolution include:

          -    altering our Articles of Association;
          - issuing additional shares of capital stock, except for pro rata issuance to existing shareholders;
          -    commencing any new line of business; and
          -    commencing a liquidation.

          The interests of this group may differ from our other shareholders or owners of our ADSs and could result in a delay or prevention of a change in control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the owners of our ADSs, or in the best interest of our Company. For additional information regarding our principal shareholders, please see the section of this annual report entitled "Principal Shareholders".

THE LAWS OF INDIA DO NOT PROTECT INTELLECTUAL PROPERTY RIGHTS TO THE SAME EXTENT AS THOSE OF THE UNITED STATES, AND WE MAY BE UNSUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD LEAD TO A REDUCTION IN OUR REVENUES AND AN INCREASE IN OUR EXPENSES

          Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

          Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, Indian statutory law does not currently protect service marks. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly and may not ultimately prove successful.

          We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our web site or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all. For additional information regarding our intellectual property rights, please see the section in this annual report entitled "Business -- Intellectual Property".

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

          We do not anticipate paying cash dividends to the owners of our equity shares or ADSs in the foreseeable future. Accordingly, investors must rely on sales of their equity shares or ADSs, which may increase or decrease in value, as the only way to realize cash from their investment. Investors seeking cash dividends should not purchase our ADSs.

WE MAY BE A PASSIVE FOREIGN INVESTMENT COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES, WHICH COULD INCREASE THE U.S. TAX COSTS TO U.S. HOLDERS OF ADSs

          It is uncertain whether or not we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current or future taxable years. PFIC status is a factual determination that is based on the composition of our income and the value of our assets during each year. Valuation of our assets, including goodwill, is based on the market price of the ADSs, which is subject to change from time to time. If we are a PFIC, U.S. holders of ADSs may incur significantly increased U.S. income tax costs on the sale or disposition of ADSs and on the receipt of distributions on ADSs to the extent such distributions are treated as "excess distributions" under the U.S. income tax rules. Please also see the section in this annual report entitled "Taxation - United States Federal Tax - Passive Foreign Investment Company Rules".

                RISKS RELATED TO INVESTMENTS IN INDIAN COMPANIES

          We are incorporated in India, and a large part of our assets, business operations and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by social and economic developments in India, policies of the Government of India including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls.

REGIONAL CONFLICTS IN SOUTH ASIA COULD ADVERSELY AFFECT THE INDIAN ECONOMY AND CAUSE OUR BUSINESS TO SUFFER

          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

POLITICAL INSTABILITY RELATED TO THE CURRENT MULTI-PARTY COALITION GOVERNMENT COULD HALT OR DELAY THE LIBERALIZATION OF THE INDIAN ECONOMY AND ADVERSELY AFFECT ECONOMIC CONDITIONS IN INDIA GENERALLY AND OUR BUSINESS IN PARTICULAR

          Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. In October 1999, the Government changed for the fifth time since 1996. The current Government of India, formed as a multi-party coalition, has announced certain policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including our business.

INDIAN LAW LIMITS OUR ABILITY TO RAISE CAPITAL AND THE ABILITY OF OTHERS TO ACQUIRE US, WHICH COULD PREVENT US FROM OPERATING OUR BUSINESS OR ENTERING INTO A TRANSACTION THAT IS IN THE BEST INTERESTS OF OUR SHAREHOLDERS

          Indian law constrains our ability to raise capital through the issuance of equity or convertible debt securities. Foreign investment in an Indian company may require approval from relevant government authorities in India including the Reserve Bank of India. The Government of India has classified existing businesses into various categories for automatic approval of foreign direct investment up to certain prescribed percentages. Under the current guidelines, the Government of India provides for approval under the automatic route for foreign direct investment proposals relating to the information technology sector, with the exception of business-to-consumer e-commerce.

          We cannot assure you that equity or other forms of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure and services, or otherwise respond to competitive pressures would be significantly limited. Our business, operating results and financial condition could be materially adversely affected by any such limitation.

CURRENTLY THERE IS NO PUBLIC TRADING MARKET FOR OUR EQUITY SHARES IN INDIA OR ELSEWHERE WHICH, TOGETHER WITH EXISTING INDIAN LAWS THAT RESTRICT THE CONVERSION OF OUTSTANDING EQUITY SHARES INTO ADSs, REDUCE YOUR ABILITY TO SELL OUR ADSs

          Currently there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one or that we will be able to meet applicable listing guidelines or regulations to list our equity shares on a stock exchange in India or elsewhere. Our equity shares were traded on the Nasdaq National Market, in the form of ADSs from June 14, 2000 through June 23, 2002. Beginning on June 24, 2002, our ADSs have been traded on the Nasdaq SmallCap Market. Under current Indian laws and regulations, outstanding equity shares may be deposited into a depositary facility in order to enable the issuance of ADSs to such shareholders. However, deposit of outstanding equity shares to the Depository for the issuance of ADSs is available only in the event certain criterion are fulfilled and it is not entirely clear whether we fulfill such criterion. Please seek specific advice from your legal counsel before you deposit outstanding equity shares to the Depository for the issuance of ADSs. Thus, if you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and under current Indian laws and regulations, as specified below, you may be prohibited from re-depositing those outstanding equity shares with our Depositary.

          Under the existing Indian regulations, a depositary will be allowed to accept deposits of outstanding equity shares and issue American Depositary Receipts (the "ADRs"), evidencing ADSs (which in turn represent equity shares), only to the extent, and limited to the number, of ADSs redeemed for the underlying equity shares. Present Indian regulations are not very clear as to whether an investor may seek re-issuance of ADSs without purchasing equity shares from the Indian stock markets through SEBI registered stock brokers. Since there is no public trading market for our equity shares in India and therefore purchase of equity shares from Indian stock markets would not be possible, it is not clear as to whether existing Indian regulations would allow our Depository to re-issue ADRs. Therefore, presently under Indian laws the number of ADRs that can be issued cannot, at any time, exceed the number of ADSs redeemed for the underlying equity shares and sold in the Indian stock markets by ADS holders through SEBI registered stock brokers. These regulations may restrict your ability to convert the equity shares obtained by you into ADSs.

          Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India if such equity shares underlying the ADS are not sold through the stock exchange or pursuant to a public offer under the provisions of the Substantial Acquisition of Shares and Takeovers Regulations, 1997.

Additionally, the approval of the Reserve Bank of India would be required prior to any renunciation of rights to a resident of India. Under currency exchange controls that are in effect in India, any such approval granted by the Reserve Bank of India will specify the price at which the equity shares may be transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, shareholders who seek to convert the Indian rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each such transaction and would have to procure a no objection certificate from taxation authorities in India. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained on any particular terms or at all.

          If in the future a market for our equity shares is established in India, our equity shares may trade at a discount or premium to the ADSs in part because of the restrictions set forth above. Presently, our shares do not publicly trade on any stock exchange in India and any sale of equity shares underlying the ADS to a resident of India would require the prior approval of the Reserve Bank of India.

OUR ABILITY TO ACQUIRE COMPANIES ORGANIZED OUTSIDE INDIA MAY DEPEND ON THE APPROVAL OF THE GOVERNMENT OF INDIA. OUR FAILURE TO OBTAIN APPROVAL FROM THE GOVERNMENT OF INDIA FOR ACQUISITIONS OF COMPANIES ORGANIZED OUTSIDE INDIA MAY RESTRICT OUR GROWTH, WHICH COULD NEGATIVELY AFFECT OUR REVENUES

          As part of our business strategy, we plan to acquire complementary businesses, including businesses based outside of India. For the acquisition of a business based outside India we may be required to obtain the prior approval of the Reserve Bank of India and/or the Government of India. The Government of India has recently issued guidelines permitting acquisitions, subject to certain conditions, of companies organized outside India with a transaction value:

          -    if the consideration is to be paid in cash:
               -    up to 100% of the proceeds from an ADS offering;
               - out of balances maintained in the exchange earners foreign currency account of the Company; or
               - withdrawal of foreign exchange from an authorized dealer of foreign exchange in India not exceeding 50% of our net worth as of the date of the last audited balance sheet.

          -    if the consideration is to be paid in stock:
               - in the form of ADRs, not exceeding an aggregate value of US$100 million; or
               - in equity shares, in an amount with an equivalent value equal to 10 times our export earnings in the previous fiscal year.

          In the event we do not satisfy the conditions that would entitle us to acquire a business based outside of India, we would have to seek the prior approval of the Reserve Bank of India and/or the Government of India. Prior to granting its consent to a proposed acquisition, the Reserve Bank of India may take into consideration the following factors:

          -    prima facie viability of the business outside India;
          - contribution to the external trade of India and other benefits which will accrue to India through such investment;
          - our financial position and business track record as well as that of the business we seek to acquire; and
          - our expertise and experience in the same or related line of activity as the business to be acquired.

          We cannot assure you that we will be able to obtain any required approval from the Reserve Bank of India and/or the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively impact our revenues.

          Should we invest in securities issued by non-Indian companies, we would be required to comply with certain reporting conditions pertaining to such investments. Additionally, we would also be required to repatriate to India, all associated payments receivable in connection with the investment, such as dividends, royalties, or technical fees, each within 60 days of its receipt, or such other period as the Reserve Bank of India may permit.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE ANY JUDGMENT OBTAINED IN THE UNITED STATES AGAINST US OR OUR AFFILIATES

          We are incorporated under the laws of the Republic of India and many of our directors and executive officers reside outside the United States. In addition, a large part of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

          - effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or
          - enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in U.S. courts, including judgments predicated solely upon the federal securities laws of the United States.

          We have been advised by our Indian legal counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of courts in the United States in civil matters. Therefore, a final judgment rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. A judgment of the courts in the United States shall be conclusive as to any matter directly adjudicated between the parties to the suit except if Indian courts were of the opinion that such judgment:

          -    was not rendered by a court of competent jurisdiction;
          -    was not rendered on the merits of the case;
          - appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which such law is applicable;
          - was obtained in proceedings which are opposed to "natural justice";
          -    was obtained by fraud; or
          - sustains a claim founded on a breach of any law in force in India.

                      RISKS RELATED TO THE INTERNET MARKET

          Our success will depend in large part on the increased use of the Internet by consumers and businesses in India and, as a result of our acquisitions, increased use by consumers and businesses in the United States. However, our ability to exploit the online advertising, e-commerce, subscription and communications markets in India and the United States is inhibited by a number of factors such as the ones discussed below. In addition, if India's limited Internet usage does not grow substantially, our current business strategy may not succeed.

CHANGES IN THE REGULATION OF THE INTERNET MAY RESTRICT THE GROWTH OF OUR
BUSINESS

          The Indian legal regime with respect to information technology software enabled services and e-commerce companies is uncertain. The Government of India may apply existing laws to our business or may introduce specific laws to regulate our business without our consent, and any such change could restrict the growth of our business by preventing us from expanding into new areas, decrease our revenues and increase our costs by limiting our ability to conduct our business, any of which would adversely affect our operating results.

          It is unclear whether we are required to register with any Indian regulatory authority for carrying on our business. The Government of India may in the future require us to register with any relevant regulatory authorities. Furthermore, the Government of India may impose sanctions against us for failure to register with such authorities. This may decrease our revenues, increase our costs or limit our ability to grow our business.

          Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states in the United States are currently reviewing the appropriate tax treatment of companies engaged in electronic commerce, and new state tax regulations may subject us to additional state sales and income taxes. We may be required to pay income tax in jurisdictions outside India because of our virtual presence in such jurisdictions. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations.

          Pursuant to the Indian New Telecom Policy, 1999, while national long distance services have been opened to private service providers since January 1, 2000, international long distance services have been opened to private service providers as of April 1, 2002. Pursuant to the Guidelines issued by the Department of Telecommunications, it appears that we may not be able to resell prepaid tele-cards of these Internet service providers under our brand-names since the same permit private service providers to sell such facilities.

          While voice over Internet telephony has been legalized in India since April 1, 2002, only internet service providers are permitted to provide such service.

THE HIGH COST OF ACCESSING THE INTERNET IN INDIA LIMITS OUR POOL OF POTENTIAL CUSTOMERS AND THE GROWTH OF OUR BUSINESS

          Our growth is limited by the high cost of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India's population will not be able to afford to use our services. The failure of a significant number of additional Indians to obtain affordable access to the Internet would make it very difficult to execute our business strategy.

THE LIMITED INSTALLED PERSONAL COMPUTER BASE IN INDIA LIMITS OUR POOL OF POTENTIAL CUSTOMERS AND RESTRICTS THE GROWTH OF OUR BUSINESS

          The market penetration of, or access to, personal computers and the Internet in India are far lower than in the United States. According to IDC, a provider of information technology industry analysis and market data, in 1999 India had approximately 1 million Internet users compared to a total population in India of 986.9 million, while the United States had approximately 80.8 million Internet users compared to a total population in the United States of
270.3 million. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, are not currently widely available in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE ACCEPTANCE OF THE INTERNET IN INDIA, WHICH MAY BE SLOWED BY HIGH BANDWIDTH COSTS, AND OTHER TECHNICAL OBSTACLES IN INDIA

          As with many developing nations, the fixed line telecommunications infrastructure in India historically has been controlled by government-controlled telecommunications service providers. Although this industry has been opened for private sector participation, the current service remains inferior to service in most developed countries. Further, the number of telephone lines per one thousand persons in India is low when compared to most developed countries. Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the Government of India and have remained high due to, among other things, capacity constraints. Further, limitations in network architecture in India sometimes limit Internet connection speeds to 28 Kbps or less, which are less than the 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on direct satellite link, digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers, and reduce our desirability to online advertisers.

WE MAY NOT BE ABLE TO GROW OUR BUSINESS IF ONLINE ADVERTISING IN OUR MARKETS DOES NOT EXPAND

          Our business strategy depends on the anticipated growth of online advertising in our markets and the growth of our revenues depends on increased revenues generated by advertising. We anticipate that a high portion of our future revenues will be derived from hosting advertising space on our web site. Online advertising is an unproven business and our ability to generate and maintain significant advertising revenues will depend on:

          - our ability to attract advertisers at profitable rates in light of intense competition;
          - our ability to generate and continue to grow a large community of users with demographics attractive to advertisers;
          - advertisers' acceptance of the Internet as an effective and sustainable medium;
          - our ability to contract with a diverse group of advertisers that will generate attractive traffic patterns and user demographics;
          - the effectiveness of our advertising delivery, tracking and reporting systems; and
          -    our ability to adapt to new forms of Internet advertising.

          Different pricing models are used to sell online advertising and it is difficult to predict which, if any, of the models will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. A reduction in traffic on our web site may cause new advertisers to not enter into contracts with us and could cause existing advertisers not to renew their contractual arrangements with us, each of which, in turn, would reduce our potential advertising revenues. Additionally, any development of Internet software that blocks advertisements before they appear on a user's screen may hinder the growth of online advertising and could materially and adversely affect our ability to grow our online advertising and our business. Also, a slowdown in economic growth, and in particular a slowdown in the growth of companies that advertise on the Internet, will result in a reduction in our advertising revenues.

          Our contracts with advertising customers do not commit our advertising customers to provide us with a specific volume of business and can typically be terminated by our advertising customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with advertising customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of an advertising customer. Early termination of a material contract or non-renewal of an expired material contract could have a material adverse effect on our business and our future financial performance.

THE SUCCESS OF OUR MERCHANDIZING BUSINESS DEPENDS ON THE ACCEPTANCE AND GROWTH OF E-COMMERCE IN INDIA, WHICH IS UNCERTAIN

          Many of our existing and proposed products and services are designed to facilitate e-commerce in India, although there is very little e-commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into through the Internet and the validity of digital signatures are governed in India by the Information Technology Act, 2000 (the "IT Act"). Since it is a recently enacted legislation, it is uncertain how such issues will be resolved under this legislation. In addition, many Indian businesses have deferred purchasing Internet access and deploying e-commerce initiatives for a number of reasons, including the existence or perception of, among other things:

          -    inconsistent quality of service;
          -    lack of legal infrastructure relating to e-commerce in India;
          -    lack of security of commercial data such as credit card numbers;
               and
          -    low number of Internet users in India.

          If usage of the Internet and e-commerce in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to achieve significant growth of our e-commerce products and services. Also, a slowdown in economic growth in India may result in an overall reduction in consumer and business spending, which will adversely affect our merchandizing services revenues.

                          RISKS RELATED TO THE INTERNET

WE MAY BE LIABLE TO THIRD PARTIES FOR INFORMATION RETRIEVED FROM OUR WEB SITE

          We could be exposed to liability for the selection of listings that may be accessible through our portal or through content and materials that we develop or that our users may post in message boards, chat rooms, or other interactive services. For example, we are currently a party to a criminal writ petition filed in the High Court of Mumbai, India, for providing unrestricted access to Internet users to pornographic and other objectionable material through our search engine. Please see the section in this annual report on "Business - Legal Proceedings" for more information on this litigation. We may also be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we post on our web site. We could also become liable if confidential information is disclosed inappropriately on or through our web site. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. We offer Internet-based e-mail services, which expose us to potential liabilities or claims resulting from:

          -    unsolicited e-mail;
          -    lost or misdirected e-mail;
          -    illegal or fraudulent use of e-mail; and
          -    interruptions or delays in e-mail service.

          The laws in India and the United States relating to the liability of companies which provide online services, like ours, for activities of their users are currently unsettled. Investigating and defending these claims is expensive, even if they do not result in liability. We do not carry insurance to protect us against these types of claims, and there is no precedent on such liabilities under Indian law. Further, our business is based on establishing the rediff.com portal as a trustworthy and dependable provider of content and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

WE MAY BE LIABLE TO THIRD PARTIES FOR THE PRODUCTS WE SELL ONLINE

          Consumers may sue us if any of the products or services that we offer online are defective, fail to perform properly or injure the user. We have limited experience in online sale of products, including Internet-based marketing of prepaid long distance calling cards, and the development of relationships with manufacturers or suppliers of such products. Although our agreements with manufacturers and distributors typically contain provisions intended to limit our exposure to liability claims, these limitations may not prevent all potential claims. We currently accept full responsibility for any loss, damage or inconsistency in quality of the products offered online. Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay significant damages. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

          Currently we do not collect any sales taxes on the products sold through our web site. However, we may be required to collect such taxes in the future. The Government of India may impose sanctions against us for failure to collect sales taxes on products sold by us through our web site. This may materially adversely affect our business, financial condition and operating results.

          In addition, the laws relating to the online sale of goods is not fully developed. The various laws and regulations that cover online sales of products and their interpretation involve a significant degree of uncertainty. For example, we may have to register our business under various laws relating to the sale of goods. Our business, financial condition and operating results would be materially affected if we would be required to obtain the necessary registrations.

COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS AND MAY ADVERSELY AFFECT OUR ABILITY TO PROVIDE OUR SERVICES ONLINE

          Computer viruses may cause our systems to incur delays or other interruptions. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation and brand could be materially damaged and our visitor traffic and advertising customers may decrease.

                RISKS RELATED TO THE ADSs AND OUR TRADING MARKET

AN ACTIVE OR LIQUID MARKET FOR OUR ADSs IS NOT ASSURED

          Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties. Although holders of our ADSs are entitled to withdraw the equity shares underlying the ADSs from the depositary facility at any time, subject to certain legal restrictions, there is no public market for our equity shares in India or elsewhere. Under current Indian law, equity shares may be deposited into our depositary facility in exchange for ADSs, under certain circumstances. Current Indian regulations allow our Depositary to accept deposits of outstanding equity shares and issue ADRs, evidencing ADSs representing such equity shares only to the extent, and limited to the number, of ADSs converted into underlying equity shares and so long as such equity shares were purchased through SEBI registered stock brokers. Therefore, if you elect to surrender your ADSs and receive equity shares, you may still be unable to deposit outstanding equity shares with our Depositary and receive ADRs because the number of ADRs that can be issued cannot, at any time, exceed the number of ADRs converted into underlying equity shares. Therefore, unless the law is changed, the number of outstanding ADSs and trading volumes will decrease to the extent that equity shares are withdrawn from our depositary facility and not deposited for the re-issuance of ADSs, which may adversely affect the market price and the liquidity of the market for the ADSs.

OUR MANAGEMENT HAS BROAD DISCRETION IN USING THE PROCEEDS FROM OUR EQUITY OFFERINGS AND THEREFORE INVESTORS WILL BE RELYING ON THE JUDGMENT OF OUR MANAGEMENT TO INVEST THOSE FUNDS EFFECTIVELY

          Our management has broad discretion with respect to the expenditure of the net proceeds from our equity offerings. As of March 31, 2002, approximately US$26.52 million remains as cash and cash equivalents in banks. We intend to use these funds primarily to develop content for our Internet portal, to advertise and promote our brand and for general corporate purposes, including capital expenditures and strategic investments, partnerships and acquisitions. However, there is a risk that we may be unable to make potential strategic investments, partnerships or acquisitions in the near future and that our management may use the funds in an inefficient or ineffective manner.

OUR ADS MARKET PRICE MAY BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY IN THE FUTURE

          The stock markets in the United States have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. Securities class action litigation has been instituted against us in the United States. Such litigation brought against us, even if unsuccessful, could damage our reputation and result in substantial costs and a diversion of our management's attention and resources.

OWNERS OF OUR ADSs MAY BE RESTRICTED IN THEIR ABILITY TO EXERCISE PREEMPTIVE RIGHTS AND THEREBY MAY SUFFER FUTURE DILUTION OF THEIR OWNERSHIP POSITION

          Under the Indian Companies Act, 1956, as amended (the "Companies Act"), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's equity shares which are voted on the resolution. U.S. owners of ADSs may not be able to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the owners of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of such future issuance, the new securities may be issued to our Depositary, which may sell the securities for the benefit of the owners of our ADSs. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that owners of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

OWNERS OF OUR ADSs MAY BE RESTRICTED IN THEIR ABILITY TO EXERCISE VOTING RIGHTS BECAUSE OF THE PRACTICAL AND LEGAL LIMITATIONS ASSOCIATED WITH INSTRUCTING THE DEPOSITARY TO VOTE ON YOUR BEHALF

          Holders of ADSs may exercise voting rights only through a depositary, unlike an owner of equity shares, who can exercise voting rights directly. An owner of ADSs generally will have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the equity shares represented by the ADSs. Owners of ADSs have no rights pursuant to the Companies Act, under which we are incorporated, and are limited to those rights granted to them pursuant to the deposit agreement.

          It is our expectation that our Depositary will mail to the owners of ADSs any notice of a shareholders' meeting timely received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the equity shares represented by ADSs. If the Depositary timely receives voting instructions from an owner of ADSs, it will endeavor to vote the securities represented by those ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received from owners of a majority of the ADSs for which the depositary bank receives voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of ADSs will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner.

SALES OF SUBSTANTIAL AMOUNTS OF SECURITIES IN THE PUBLIC MARKET COULD DEPRESS THE PRICE OF OUR ADSs AND COULD IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF ADDITIONAL EQUITY SECURITIES

          The market price of our ADSs could decline as a result of sales of a large number of equity securities on an Indian stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of March 31, 2002, we had an aggregate of 12,795,200 equity shares outstanding. Of the outstanding equity shares, 5,290,000 ADSs, representing 2,645,000 equity shares are freely tradable. The remaining equity shares may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

YOUR ABILITY TO SELL IN INDIA ANY EQUITY SHARES WITHDRAWN FROM THE DEPOSITARY FACILITY MAY BE SUBJECT TO DELAYS IF SPECIFIC GOVERNMENT APPROVAL IS REQUIRED

          Investors seeking to sell in India any equity shares withdrawn upon surrender of ADSs, other than to non-residents of India, will require Reserve Bank of India approval for each such transaction unless the sale of such equity shares is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Currently, our equity shares are not publicly traded on any stock exchange in India. If approval is required, we cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

                                    BUSINESS

OVERVIEW

          Our legal name is Rediff.com India Limited. We were incorporated on January 9, 1996 as Rediff Communication Private Limited under Indian Companies Act. We converted to a public company on May 29, 1998. On February 15, 2000 we changed our name to Rediff.com India Limited. Our principal office is located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India, and our telephone number is +91-22-444-9144. Our Internet address is www.rediff.com.

          We are one of the leading Internet destinations in India, with interests in communications and media services, focusing on India and the global Indian community. Our web site currently consists of several interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online shopping. Through our acquisitions of Value Communications Corporation ("ValuCom") and India Abroad Publications ("India Abroad"), we also provide Internet-based marketing of prepaid long distance calling cards and offline media services targeted primarily at Indians in the United States. For the fiscal year ended March 31, 2002, our revenues were derived from media services (formerly termed as "advertising and services"), merchandizing services (formerly termed as "e-commerce"), communications services and consumer subscription services.

          Our interest specific online channels, which include cricket, finance, movies, astrology, food, health, lifestyle, home decor and women, are tailored to the interests of Indians worldwide. Our content offerings include news in English, Hindi and Gujarati. Our community offerings include e-mail, chat, instant messenger, personal home pages, "Rediff on palm", "Rediff mobile" and "matchmaker". Our MARKETPLACE program provides merchants a platform to showcase and sell their products and services to a large online consumer base in India. We offer a range of payment options to our consumers, including dollar and rupee denominated credit cards, charge cards, debit cards, local checks, demand drafts, direct debit to savings account and cash on delivery payment services.

          On June 14, 2000, we issued 4.6 million ADSs, representing 2.3 million equity shares at a price of US$12.00 per ADS raising net proceeds of US$49.8 million after underwriting discounts and expenses and we listed our ADSs on the Nasdaq National Market. On June 20, 2000, the underwriters of our offering exercised their over-allotment option and we issued an additional 690,000 ADSs, representing 345,000 equity shares, at a price of US$12.00 per ADS for net proceeds of US$7.5 million. The net proceeds of the ADS offering have been used by us, and in future are intended to be used by us, to develop content for our Internet portal, to advertise and promote our brand and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions. Commencing on June 24, 2002, our ADSs were listed on the Nasdaq SmallCap Market.

          Our investments and acquisitions have been an important part of our growth strategy. We completed two strategic acquisitions during 2001. First, in March 2001, we acquired ValuCom, a company that primarily provides Internet-based marketing of prepaid long distance calling cards for US$3 million plus deferred consideration payable over a period of 2 years. Then, in April 2001 we acquired India Abroad, a New York based offline-online news company publishing a weekly newspaper focusing primarily on Indians in the United States, for approximately US$10 million. We believe that these acquisitions have enabled us to create diversified revenue streams across multiple service segments.

          Following the acquisition of India Abroad on April 27, 2001, we initiated the process of integrating the operations of Rediff.com, Inc. (formerly thinkindia.com or "thinkindia"), with those of India Abroad, including relocating thinkindia's operations from California to New York. On completion of the restructuring, the Company evaluated and concluded that the goodwill that arose on thinkindia's acquisition was impaired. Accordingly, we wrote off the unamortized balance outstanding as of September 2001.

          Similarly, keeping the current market environment in mind and after reviewing whether the values of its Internet investments in Apnaloan.com, travelgini.com and billjunction.com were appropriate, we concluded that our investments in these dot.com companies had suffered permanent impairment, due to the downturn in valuations of dot.com companies together with the general conditions affecting the technology industry. Accordingly, we have written off the value of its investments in these companies and recorded the appropriate impairment expense.

OUR MARKETS

          We believe that the following factors will help in the growth of Internet usage in India:

          -    declining Internet access costs;
          -    improved network infrastructure;
          -    improved telephone line access;
          -    increasing number of cybercafes;
          -    government support at federal and state levels;
          - increasing percentage of the Indian economy focused on technology;
          -    increased awareness of the Internet;
          -    increased availability of online content and services; and
          -    significant English speaking population.

          The Government of India continues to support initiatives to provide Internet connectivity in towns and villages across the country.

          We believe, the opening up of the internet service provider ("ISP") market in India to private competition since 1998 coupled with the recent privatization of Videsh Sanchar Nigam Limited ("VSNL"), one of India's leading ISPs, in April 2002, will help in increasing the growth of Internet in India. Per the reports dated March 2002 of the Internet Service Providers Association of India (the "ISPAI"), the total number of Internet subscribers stand at approximately 4 million with a total of 486 ISP licenses being issued by the Government of India under various categories of which approximately 132 are operational as of December 31, 2001.

          However, per reports published by the ISPAI, the quarterly growth rates in subscriber base for the quarters ended June 2001, September 2001 and December 2001 were substantially lower than the same quarters the previous year, this constituted a lower quarter on quarter growth rate of approximately 8% to 9% over June 2001, September 2001 and December 2001 quarter.

          We believe, the de-regulation and resulting privatization of the telecom industry and the steady growth in ISP licenses will help in the expansion of Internet in India, thus increasing the opportunities for online advertising and e-commerce. We believe that Internet users will rely on the web for access to content, community and commerce offerings that will provide advertisers and merchants with a demographically attractive and targeted audience.

INDIAN COMMUNITY IN THE UNITED STATES

          We also intend to target the Indian community in the United States. According to Census 2000 data released by the U.S. Census Bureau, the population of Indian nationals living in the United States is approximately 2 million, which has more than doubled since the last census in 1990. We believe that this was primarily fuelled by an increased demand for Indian professionals in the technology-based sectors in the United States. Our research indicates that the large Indian community in the United States regularly accesses Indian news and events through a combination of India-relevant online and offline services. With the growth of the Indian community in the United States, we believe that the demand for online and offline content and community offerings relevant to India will also increase.

OUR OPPORTUNITY

          Internet usage is at an early stage in India, but is experiencing modest growth. The growing urban and semi-urban middle class population is progressively adopting Internet related services and we believe that a dominant online brand that understands and responds to their requirements and that of the global Indian community can capture a sustainable market share. High quality and culturally relevant web sites will further accelerate the growth of the Internet in India and also increase the usage of such sites by the global Indian community. We believe our opportunities are driven by the following four factors:

1.        FEW INTERNET COMPANIES ARE FOCUSED ON INDIANS LIVING OVERSEAS

          We believe Indians living overseas access a combination of online and offline product offerings to fulfill their personal India-related needs. We believe that there is demand for a comprehensive online-offline consumer service enterprise that provides Indians living overseas with relevant online as well as offline content, online community and e-commerce offerings. Although there are local companies that cater to the community needs of Indians living overseas, we believe consumers in such countries prefer to have access to Indian news, products and services through India-focused Internet companies such as ours. We believe we have strengthened our focus on the Indian community in the United States by providing additional services such as online marketing of prepaid long distance calling cards and combining the content from our offline publishing business with our online content.

2.        FEW COMPREHENSIVE, BRANDED INTERNET COMPANIES IN INDIA

          We believe there are few Internet sites in India that are recognized nationally and have a universal appeal among Indians worldwide. Moreover, some companies that are currently seeking to build online brands are doing so on a segmented or fragmented basis. Many of these companies are merely content aggregators and therefore have limited appeal to users. Currently, there are a few sites with substantial product offerings in the areas of content, community and e-commerce. Most Indian sites with in-depth content offerings are focused on interest specific topics, while most horizontal web sites have limited content offerings. We believe an increasing number of Internet users in India are seeking a full-service Internet destination with a slew of offline offerings similar to the leading international online enterprises that provides them with:

          -    a variety of in-depth and focused local content;
          -    an interactive experience that is culturally relevant; and
          - sophisticated Internet offerings like chat, messenger, e-cards, personal home-pages, online shopping, e-mail, and a locally adapted search engine.

3.        UNDERDEVELOPED RETAILING AND E-COMMERCE ENVIRONMENT IN INDIA

          The retail industry in India is relatively underdeveloped and fragmented as compared to the United States. Low credit card penetration has resulted in an inability for potential customers to make payments online. Moreover, distribution and fulfillment facilities are not integrated nationally. As a result, a significant population of Internet users, particularly people in smaller cities and towns, do not have access to a wide variety of world class branded products and services. Online commerce provides an opportunity to make a greater variety of goods and services available to people in such places more conveniently, particularly through greater penetration and usage of the Internet outside of the large metropolitan cities. We believe some of these initiatives are driven by the Government of India's endeavor to provide superior Internet infrastructure that will enable Internet access in smaller towns and villages and also through the proliferation of privately owned cybercafes. Anticipated improvements in infrastructure, increase in credit card penetration, and development of alternative payment mechanisms for online purchases such as C.O.D. payments is expected to fuel the growth of online commerce in India.

4.        LOW LEVELS OF ONLINE ADVERTISING IN INDIA

          The percentage of online advertising expenditure to total advertising expenditure is significantly lower in India as compared to other developed countries, such as the United States. As penetration and usage of the Internet grows in India, we believe advertisers will increasingly use this medium as an additional advertising channel. The Internet allows advertisers to target desired demographic groups or consumers in specific geographic locations. It also allows them to interact more effectively with consumers and capture valuable information about buying patterns, preferences and demands. We believe that most advertisers will advertise on leading online destinations that attract significant and relevant users.

THE REDIFF.COM SOLUTION

          We are one of the leading Internet destinations in India, with interest in media and communications services, focusing on India and the global Indian community. Our quarterly page views have grown from approximately 965 million for the quarter ended March 2001 to approximately 1.54 billion for the quarter ended March 2002. During this period, we believe we have created highly desirable advertising and online commerce offerings for our users in India and Indians worldwide. We believe our success to date is attributable to the following four key factors:

1.        CONTENT FOCUSED ON INDIA AND THE GLOBAL INDIAN COMMUNITY

          We serve the online needs of Indians worldwide and have through our acquisitions over the last year targeted the offline needs of the Indian community in the United States. We have developed our offerings based on the demands and the requirements of our users. We have been in the online business since 1996, and hence have a large online archive of content focused on India and the global Indian community. We provide our users with:

          - breaking news focused on India, updated regularly by in-house editorial staff, featuring news stories, interviews and online chats with leading Indian personalities in the fields of art, science, literature, business, culture, politics, sports and entertainment; movie reviews, and news links of leading Indian daily newspapers;
          - a U.S. version of our web site providing, in addition to breaking news, news pertaining to North America, information on Indian events across various cities in the United States and a host of community and online offerings, including prepaid long distance calling cards and online classifieds, tailored for the Indian community in the United States;
          - interest specific information and services that are relevant to Indians, including cricket, finance, Indian music, astrology, Indian movies, food, health, teenstation, auto, e-mail, e-cards and contests;
          - search capabilities tuned to provide searches more relevant to content relating to India on the World Wide Web with technology licensed from Google, Inc. In addition, the "Rediff Guide to the Net" provides relevant India-based links on various topics of interest to users;
          - an easy to understand interface that strikes the right balance between an attractive visual appearance and quicker download times for people accessing the site with low-speed lines; and
          - language news editions in Hindi and Gujarati to cater to the demands of a large regional language speaking population.

2.        INTERNET COMMUNITY OFFERINGS DESIGNED WITH INDIAN CULTURAL INSIGHTS

          We have a comprehensive suite of community offerings designed to meet the cultural interests of our users. We respond to the needs of our users in India and overseas by tailoring our community offerings with significant consumer insights. We draw from the diverse backgrounds of our employees, consultants and consumers at large to constantly innovate and upgrade our offerings.

3.        ONLINE PRODUCTS

          We are among the pioneers of online commerce in India. We believe that we were among the first to start an online book, music, and gift shop in India. Currently, we offer products and services in more than 25 categories and accept payments in U.S. dollar and Indian rupee credit cards, charge cards, debit cards, local checks, demand drafts, direct debit to savings account and cash on delivery payment system. Our customer service executive addresses customer inquiries over voice, chat and mail. As a result of our acquisition of ValuCom, we also target the Indian community in the United States by providing them virtual prepaid long distance calling cards online.

4.        ATTRACTIVE ADVERTISING PLATFORM

          We believe we provide an attractive combination of online and offline advertising mediums to advertisers in India and in the United States seeking an online-offline offering. We believe this is primarily due to the following reasons:

          - we are one of the leading Internet brands in India which is also focused on the global Indian community;
          -    we have a highly desirable user demographic profile;
          -    we have a rapidly growing, global-user base; and
          - we have one of the oldest weekly newspapers focusing on the Indian community in the United States.

          Given the early stages of development of online advertising in the country, many of the well-known consumer brands in India do not have a substantial local online presence. Our sales force introduces such corporate clients to the benefits of having an online brand presence to effectively tap consumers across the country over the Internet. To help these advertisers reach their target audience through our web site, we offer a broad spectrum of web solution services to assist their online marketing efforts.

STRATEGY

          Our objective is to consolidate our position as a leading Internet destination in India and increase our online and offline penetration among the Indian community in the United States. With this objective in mind, we intend to define our business for the fiscal year ending March 31, 2003 across the following segments:

MEDIA SERVICES

          We intend to provide news, information and entertainment services through various combinations of online and offline media and derive revenue from providing access to this audience to advertisers, direct marketers and others.

CONSUMER SUBSCRIPTION SERVICES

          Consumers have historically paid recurring subscription fees for offline media. In recent years, several offline media companies have been able to successfully extend their operations and also provide online content. We are developing and testing various online content subscription options to effectively leverage our acquisition of India Abroad. Additionally, during the fiscal year ended March 31, 2002, we have launched our first subscription based personalized email service in India

COMMUNICATION SERVICES.

          Communication services are important for our Internet portal worldwide and these services currently consist of Internet-based marketing of prepaid long distance calling cards to consumers in the United States. Although we intend to continue to target Indian consumers in the United States, we believe that with the deregulation and privatization in India, similar opportunities will be available to us in India. However, our ability to capitalize on these opportunities may be subject to some additional regulatory restrictions which could include restrictions on foreign investment in our company, as well as the terms and conditions that may be imposed on us by telecommunication authorities in India.

MERCHANDIZING SERVICES

          These constitute our e-commerce activities and primarily consist of sale of items to retail customers, who shop online at the Rediff.com MARKETPLACE. We believe this platform has been well tested and accepted by both consumers as well as merchants in India.

Our principal business strategies to accomplish our objectives and plans are:

PURSUE SELECTIVE ACQUISITIONS, INVESTMENTS AND PARTNERSHIPS

          We will continue to pursue opportunities to form strategic relationships, including acquisitions, investments and alliances, in order to expand our services, offerings, content, technology and distribution system. We believe our strategic acquisitions of India Abroad and ValuCom in 2001 have provided tremendous cost and revenue synergies to our businesses in India and the United States, thus helping us achieve our objectives for the fiscal year ended March 2002.

AGGRESSIVELY EXTEND OUR BRAND RECOGNITION AND REPUTATION

We intend to continue to invest in campaigns to build our brand as a leading online and offline destination for Indians in India and worldwide. Our brand building activities will include:

          - print, television, radio and billboard advertising in key cities across India and relevant advertising focusing on the Indian community in the United States;
          - marketing and promotion activities in cybercafes, universities and computer training institutes in India and events organized in the United States;
          -    public relations programs in India and the United States;
          -    co-branded campaigns with leading consumer brands in India; and
          -    new strategic business alliances.

CONTINUE RAPID EXPANSION OF OUR ONLINE AND OFFLINE PRODUCT AND SERVICE OFFERINGS

We intend to continue adding original and innovative content and services to our online and offline offering in India and the United States. We believe this will:

          - encourage existing users to visit us online more often and cross-sell our other online products and services;
          - influence our users in the United States to try our offline product offerings;
          - allow new users in India and the United States to sample our online and offline product offerings; and
          -    create multiple online and offline revenue streams.

PROMOTE ONLINE COMMERCE IN INDIA AND EXTEND SIMILAR SERVICES TO INDIANS IN THE UNITED STATES

          The Rediff.com MARKETPLACE provides merchants a platform to showcase and sell their products and services to a large online consumer base in India. We believe we have developed an extensive commerce platform using world-class software solutions. In order to increase the volume and value of our online commerce transactions within India and to extend our shopping base to Indians in the United States, we intend to:

          - continuously expand on our range of products and services by partnering with national and international brands across diverse categories;
          - introduce a range of new products and services for distribution within the United States;
          - periodically create value added offers across categories to attract new users;
          -    build customer loyalty among regular users;
          - provide multiple payment options including the cash on delivery payment system and enter into alliances for direct debit to savings account of various banks;
          - cross-sell relevant categories to our users through other services;
          - strengthen our logistics and distribution network in India and the United States through our strategic partners; and
          - enhance consumer awareness of online shopping through marketing and public relation campaigns in association with various national and multinational consumer brands.

BUILD RELATIONSHIPS WITH TOP ADVERTISERS

          Although we believe we receive a high portion of the total online advertising revenues in India, the online advertising market in India is still at an early stage of development. We have focused on building relationships with the top 200 advertisers in India by educating them about the advantages of online advertising. Our sales team will continue to inform advertisers about the merits of online advertising and help them in drawing a realistic expectation from this medium. We intend to continue to provide advertisers with detailed feedback on the effectiveness of their campaigns and provide suggestions on how to improve consumer responsiveness.

OUR PRODUCTS AND SERVICE OFFERINGS

          Prior to December 2000, we organized our product and service offerings into content, community and e-commerce categories. Our content offerings commenced in February 1996 with news, sports, business, travel and movies. Later we added other service offerings which included, among others, special events, education, newsflash, chart busters, astrology, food, health, auto, U.S. edition, money channel, scoreboard and women. Our community offerings included online chat, e-mail, e-cards, romance, free home page, jobs and instant messenger.

          In December 2000, Rediff.com re-launched its web site "www.rediff.com" based on its user experiences and insights. Since then, the re-designed web site was made more user-friendly, includes several enhanced features, and continues to target the growing base of new Internet users in India and overseas.

EASY-TO-USE NAVIGATION

          For easy navigation of our web site, we have arranged communications services under a single section, grouped interest specific content and community service offerings under a common section and online shopping and gifting separately. These sections include the following:

          - the "Get Connected" section houses one of the most well-known email brands in India which includes the popular free e-mail service - Rediffmail and the subscription based personalized email service - Rediffmail Pro targeted at business professionals;
          - "Just 4 You" section combines interest specific content and other popular community services such as chat, personal homepages, Rediff Bol, women, destinations, astrology, contests, movies, romance, home decor, health, food, teenstation, lifestyle, auto, matrimonial, jobs and technical education;
          - the "Finance Centre" section merges financial news with personal financial information and services including insurance, personal banking, bill payment and credit cards together with information on stock quotes for Indian companies and personal portfolio manager;
          - "Today's Headlines" combines breaking and business news, sports, cricket, news links, technology and financial news with exclusive India and U.S. led editorial features. It also covers news in the Indian languages of Hindi and Gujarati;

          - "What's New!" allows users to quickly browse through the latest topics of interests at our web site. It gives a detailed and comprehensive range of information on the recent happenings, news stories, features, services and other useful information;
          - separately, we offer users a choice of daily newsletters through e-mail. These include the daily "newsflash!" in text format, the "rediff.com homepage" in HTML format, and "moneyflash!" and "cricket diary" in text format; and
          - "Cool Links" gives links to interesting tips and offers on various topics of interest.

Our new and enhanced service offerings include:

          - "Inside Rediff" has been specially introduced for new users at our web site and is designed to enhance their online experience by providing information and services relating to communications, careers and shopping online;
          -    "Rediff Chat" comprises of a total of 60 chat rooms. The chat rooms are created based on geography, layout and hangouts;
          -    "Free Personal Homepages" include five templates, offering users a range of options to build their personal web pages. Additionally, its directory includes a total of 37 interest specific categories, under which a user can list his or her web page on the Internet;
          - the "Rediff Guide to the Net" and the search engine, "Rediff Search", have been enhanced to provide increased relevance for India-related searches; and
          - "Rediff Shopping" at the Rediff.com MARKETPLACE platform incorporates a host of new services with the latest in e-commerce and provides for a superior online shopping experience.

Rediff.com USA

          Rediff.com USA, our web site in the United States, has been enhanced with content that is customized for the Indian community in the United States, under the following sections:

          -    Deals For You;
          -    India Abroad classifieds;
          -    Get Connected;
          -    Top Stories;
          -    Rediff Shopping;
          -    Call India; and
          -    India Abroad Subscription.

          Our content and community offerings are designed to be seamlessly integrated with our online commerce offerings. Users can buy relevant products and services by simply clicking on the buttons displayed on the content and community sections and complete the purchase with minimal distraction and separation from the current product section that they are browsing.

          We also recognize the need for online customer service and have provided this support through e-mail, voice and chat. Help buttons are strategically displayed throughout our site and our customer service executives attend to all inquiries within a reasonable response time.

OUR E-COMMERCE OFFERINGS

          We believe that we are among the pioneers of online commerce in India, having commenced our Indian operations in August 1998. We believe we were among the first to start an online book, music and gift shop in India. We believe we have used world-class software solutions to build a scalable and extensible e-commerce platform. Currently, we offer products and services in more than 25 categories including apparel and accessories, confectionery, CD-ROMs, dry fruits, flowers, food and beverages, footwear, fragrance, gift certificates, handicrafts, health and fitness, household, Indian sweets, jewelry, kids stuff, office, personal care and beauty, personalized gifts, services, sports, stationery, travel and watches and clocks.

          We were among the first Internet companies in India to accept credit cards over the Internet and introduced C.O.D. as a method of payment for online purchases. Currently, we accept payments in dollar and rupee credit cards, charge cards, debit cards, local checks, demand drafts and direct debit to savings account. We have entered into agreements with ICICI Bank Limited to facilitate online Visa and MasterCard credit card payments through our web site. Additionally, we have relationships for conducting online commerce with certain other major banks in India. All transactions are secured by SSL technology provided by Verisign.

          Our customer service executives address customer inquiries over voice, chat and mail and solicit feedback from users to continuously improve our service and product offerings. A toll-free number allows customers to make a free call from anywhere in India to our customer service executives for answering all types of shopping queries.

          We created the Rediff.com MARKETPLACE, which provides merchants a platform to showcase and sell their products and services to a large online consumer base for transactions concluded in India. Our logistics partners are Blue Dart, Federal Express and Skypak. The online tracking order system allows users to monitor their online purchases until the date of delivery.

          The shopping platform has a host of user-friendly features such as a price sensitive gift matcher, product search and a detailed product category listing. The "tracking order", "view account" and "shopping bag details" features make online shopping simpler for users. Besides, a variety of product-price offers and special event offers allow for an enriching online experience. We expect to enhance our partnerships with leading financial services companies in the fields of banking, equity broking, mutual funds and insurance which we believe will provide a broader and more comprehensive online-offline commerce experience.

ONLINE AND OFFLINE ADVERTISING

          Online advertising on our site currently consists of banner-style advertisements, buttons and sponsorships. Currently, our advertisers enter into wide ranging agreements pursuant to which they either pay a fixed fee for a given time-period, usually ranging from one month to one year or a combination of fixed and variable fee depending upon the leads provided to them. Some of our advertisers also enter into agreements pursuant to which they pay a fixed fee or cost for a guaranteed number of impressions on our site. Our standard cost per thousand impressions, commonly referred to as CPMs, for banner advertisements varies depending on location of the advertisements on our site, the targeted country, and the extent to which the advertisements are targeted to a particular audience. Discounts from standard CPM rates may be provided for higher volume, longer-term advertising contracts.

          We had more than 140 advertisers on our site during the fiscal year ended March 31, 2002, including:

          -    Electrolux Voltas
          -    Bacardi Martini
          -    NIIT Ltd.
          -    Hewlett Packard Ltd.
          -    Johnson & Johnson
          -    Aptech Ltd.
          -    Colgate Palmolive
          -    Proctor & Gamble
          -    Hindustan Levers
          -    Coca Cola
          -    Panasonic
          -    Federal Express
          -    Britannia Industries

          -    United Airlines
          -    Reckitt & Coleman
          -    Xerox
          -    American Express Bank
          -    Cadbury India
          -    IBM
          -    Seagram

          The above advertisers, in the aggregate, accounted for approximately 26% of our media services revenues for the fiscal year ended March 31, 2002.

          Through India Abroad, we provide offline publishing services and we believe we offer an attractive platform to advertisers seeking an online-offline solution. India Abroad is one of the oldest weekly newspapers with a focus on the Indian community in the United States. Accordingly, we also target advertisers in India who seek to tap this community in the United States.

          We also offer web site development services with a range of Internet solutions designed to improve the implementation of Internet technology in marketing and business development in India. Our services are mainly focused on strategic consulting, analysis, creative design, and maintenance for customers on our site. Once we establish a relationship with a corporate client by building and maintaining their web site, we endeavor to make them advertisers on our site and, if appropriate, our e-commerce partners. We have certain large corporate clients as our customers. We believe that by helping build the Internet market, we are enhancing our brand identity, attracting new advertisers and vendors, creating vendor and retailer loyalty and uniquely blending our services with our role as an advertising host. However, our dependency on web development services for revenue is minimal.

SALES AND MARKETING

          We pursue a variety of marketing initiatives designed to build brand awareness, attract additional advertisers and promote our e-commerce and web site development businesses. As of March 31, 2002, our sales department consisted of 64 sales and marketing professionals across all of our businesses. These sales and marketing professionals are responsible for seeking additional advertisers, conducting marketing and media relation campaigns as well as obtaining and analyzing customer feedback.

BRAND PROMOTION

          We believe that building brand recognition of Rediff.com is critical to attracting additional traffic and advertisers. We use multiple advertising channels to raise visibility and cultivate brand identity. Advertisements for Rediff.com appear in a variety of media, including national newspapers and magazines, national television in India, and outdoor locations such as billboards, kiosks and banners. Our marketing professionals also promote our brand name at cybercafes, universities and computer training institutes through the sponsorship of events and festivals.

SALES TO ADVERTISERS

          Currently, a large part of our sales team is assigned to selling advertising space on our web site. They focus their sales efforts on the top 200 advertisers in India. Currently most of our agreements with advertisers are for fixed advertising rates for a fixed time-period. We believe that by targeting the top 200 advertisers in India, our sales efforts remain highly focused and we are able to leverage a relatively small sales force efficiently to generate advertising sales revenues. Our sales team consults regularly with advertisers on design and placement of their web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

SALES AND MARKETING IN E-COMMERCE

          Our sales force targets manufacturers and vendors of the leading products in India in order to secure the leading brands and products for e-commerce offerings. We also target manufacturers and vendors that supply products in categories that are fast moving over the Internet thus being critical to the breadth of our e-commerce product offerings. We have also entered into agreements with certain major banks in India to facilitate and promote shopping on our site. We require merchants participating in our e-commerce programs to pay a one-time entry fee and also take a percentage of the value of the goods ordered through our site. We seek to enhance our e-commerce offerings by offering merchants advice and opportunity to create, implement and monitor an Internet sales strategy through our web development services. Our sales efforts target existing and potential clients interested in developing an Internet sales strategy.

TECHNOLOGY AND NETWORK INFRASTRUCTURE

          We maintain our production servers at the Santa Clara, California data center of Exodus Communications, Inc. and at the Mumbai facility of VSNL. Our operating infrastructure is designed to serve and deliver sufficient page views a day to allow India-based users to access India specific services quickly. We continually update our capacity on these servers as our page views and web base increases.

          Exodus Communications, Inc. provides us with Ethernet backbone facility and a 24 hours-a-day, 7 days-a-week support. The architecture of our services and infrastructure allow our users to access our services efficiently regardless of their geographical location.

          Our servers run on Red Hat, Inc.'s Linux operating system with an Apache web server and on Microsoft Windows NT operating system with Internet Information Server, Inc. and Sun Solaris Services with weblogic and free BSD on Intel servers. We endeavor to configure our servers with enough resources to meet the load requirements of the visitors to our site.

          We use in-house and third party monitoring software and tools and have 24 hours-a-day, 7 days-a-week monitoring to ensure that all of our services are available and operational all the time. Our core services run on multiple servers which provides redundancy and load balancing of the services to ensure fast and continuous access to all the users.

SALES AND ADVERTISING SUPPORT SYSTEM

          In an effort to maintain effective advertising and measure the success of advertising for our clients, we have licensed Realmedia Ad Server from Real Media, Inc. and Webtrends Enterprise Suite from WebTrends Corporation to obtain detailed information on user behavior.

CONTENT SUPPORT SYSTEM

          Our content and archives are supported by search technologies that are internally-developed. Our core search engine is licensed from Google, Inc. We use EZMLM list management software to send daily news and events to our subscribers' e-mail inboxes.

COMMUNITY SUPPORT SYSTEM

          Most of our community services are internally-developed. Our e-mail system was developed internally using open source programming technologies which can be scaled to millions of users without loss of performance. We have licensed Expressions 4.0 chat software from eShare Technologies, Inc. to enable our Internet chat service offerings.

E-COMMERCE SUPPORT SYSTEM

          Our e-commerce service is based on Sun Solaris Platform using weblogic application server. Our e-commerce offerings are located on multiple servers to provide increased performance and redundancy in order to minimize service disruptions.

          Components or features of our network including our community support system and e-commerce support system have in the past suffered outages or experienced slower response times because of equipment or software downtime. These events did not have a material adverse effect on our business.

          Our internal computer network is protected by F-Secure anti-virus system for enterprises. We back-up our information and content regularly to protect our data.

COMPETITION

          There are a few companies that provide web sites focusing on India and the global Indian community. All of these companies compete with us for visitors, online advertising and e-commerce revenues. Competition for visitors and e-commerce is intense and is expected to increase in the future because there are no substantial barriers to entry in our market.

Our ability to compete successfully depends on many factors including:

          -    the quality and timeliness of our content;
          -    the user friendliness of our services;
          -    our sales and marketing efforts; and
          -    the performance of our technology.

Increased competition could result in:

          -    lower advertising rates;
          -    price reductions and lower profit margins;
          -    loss of visitors;
          -    reduced page views; and
          -    loss of market share.

          Any one of these factors could materially and adversely affect our business, financial condition and operating results.

          We compete with providers of Indian content and services over the Internet, including web directories, search engines, content sites, portals, ISPs and sites maintained by government and educational institutions. Our current and anticipated competitors include:

          -    America Online, Inc.
          -    Indiainfo.com (Visual Interactive Pvt. Ltd.)
          -    IndiaTimes.com (Bennett, Coleman & Co. Ltd.)
          -    MSNBC.co.in and MSN.com (Microsoft Corporation)
          -    Sify.com (Satyam Infoway Ltd.)
          -    Indya.com (Newscorp)
          -    Yahoo.co.in and Yahoo.com

Some of our competitors have:

          -    longer operating histories;
          -    greater name recognition;
          -    larger customer bases; and

          - significantly greater financial, technical and marketing resources.

This may allow them to devote greater resources than we can to the development and promotion of new and existing services. These competitors may also be able to:

          - undertake more extensive marketing campaigns for their brands and services;
          -    adopt more aggressive advertising pricing policies;
          - use superior technology platforms to deliver their products and services; and
          - make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third-party content providers.

          Our competitors may develop content that is equal or superior to us or that achieves greater market acceptance. It is also possible that new competitors may emerge and rapidly acquire significant market share. This could have a material adverse effect on our business, financial condition and operating results.

          We also face competition in our U.S. businesses that were acquired in the last fiscal year. The long distance calling card service is highly competitive in the United States and larger, well-capitalized companies, including existing providers of airtime to ValuCom, such as AT&T, may enter the market for providing prepaid long distance services. The market for prepaid calling cards is an emerging market and there are a large number of market entrants. Our ability to compete in this business also depends on our ability to anticipate and adapt to rapid technological and other changes occurring in the telecommunications industry. The publication business is also competitive in the United States and we face competition from print and television media companies targeting the Indian community in the United States. For further information, please see also the section in the annual report entitled "Risks Factors - Risks Related to our Business".

          We also compete with other forms of media, such as print media, radio and television, for advertisers and advertising revenue. If advertisers perceive our web site, or the Internet in general, to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our web site.

SEASONALITY

          Given the early stage of the development of the Internet in India, the rapidly evolving nature of our business and our limited operating history, we cannot accurately predict to what extent, if at all, our operation will prove to be seasonal. However, we do experience peaks in our business because of the festival seasons in the Indian winter months of November through February and because of extended vacation in the Indian summer months of April through June. India Abroad experiences its peak season during the Christmas holiday season in the United States.

INTELLECTUAL PROPERTY

          Intellectual property rights are important to our business. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property. We require employees, independent contractors and, when practicable, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that confidential information developed or made known during the course of a relationship with us must be kept confidential.

          Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information, including our domain name. For example, there are some parties who have registered domain names similar to or slightly different from our domain name, rediff.com, and we have filed law suits in India to protect our rights in respect of our domain name. We do not believe that the outcome of these litigations will have a material adverse effect on our business. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. For example, currently Indian statutory law does not protect service marks. Further, the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. In the future, further litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

          We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our web site or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from our operations. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to try to obtain or develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. If this were to occur, we may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

          We also rely on a variety of technologies that are licensed from third parties. The software developed by these third parties is used in our web site to perform key functions. These and other third-party licenses may not be available to us on commercially reasonable terms in the future. The loss or inability to obtain or retain any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any such delays could materially adversely affect our business, operating results and financial condition.

          We have filed trademark applications for "www.rediff.com" and "Rediff On The Net" in India and for "Rediff On The Net" in the United States. Certificate of Registration of "Rediff On The Net" and Design (Square) bearing no.2511409 for the mark being registered on November 27, 2001 under International classes 35, 36, 38, 41 and 42, has been received by the Company from the United States Patent and Trademark Office. The applications in India are currently pending.

GOVERNMENT REGULATION

GENERAL

          Our online business is primarily subject to regulation by the Ministry of Information Technology which was formed in October 1999 and is a part of the Government of India. We may also be subject to regulation by the Ministry of Communications of the Government of India and the Telecom Regulatory Authority of India (the "TRAI").

          On June 9, 2000, the IT Act was enacted and was made effective as of October 17, 2000.

          The IT Act has been enacted to:

          -    give legal validity to online contracts;
          -    give legal validity to digital signatures;
          - make electronic records admissible in court in evidentiary proceedings;
          - set default rules for time and place of dispatch and receipt of electronic records;
          - allow for filing of documents with the Government of India in electronic form;
          - allow for retention of documents, information or records in electronic form;
          - set up certifying authorities to issue and supervise digital signatures;
          - set up a controller of certifying authorities to monitor and supervise the certifying authorities;
          - set up Cyber Regulations Appellate Tribunals to act as quasi-judicial bodies with respect to disputes relating to online transactions; and
          -    penalize computer crimes.

          Although the IT Act has been enacted, clarity on various issues including legal recognition of electronic records, validity of contracts entered into through the Internet, validity of digital signatures needs to be established.

          The Indian Government has also introduced proposed legislation in the Indian Parliament ("the Communication Convergence Bill, 2001") which seeks to promote, facilitate and develop in an orderly manner the carriage and content of communications (including broadcasting, telecommunications and multimedia), and provides for the establishment of an autonomous commission to regulate carriage of all forms of communication. The proposed legislation has not yet been enacted into law. However, there is the possibility that the scope of the proposed commission would extend to regulating content on the Internet and other communication services which we provide.

NEW TELECOM POLICY, 1999

          The New Telecom Policy, 1999, or the New Telecom Policy, deals with restructuring of the Indian telecommunications sector. The New Telecom Policy states that ISPs who wish to provide applications such as tele-banking, tele-medicine, tele-education, tele-trading and e-commerce, will be allowed to operate using infrastructure provided by various Internet access providers. The New Telecom Policy also provides that no license fees will be charged for providing the specific services but registration with the Government of India will be required. The New Telecom Policy prohibits such service providers to provide switched telephony.

          If the New Telecom Policy is enforced in its current form, we may have to register our services with the Government of India and we may also be governed by the regulations issued by the TRAI.

          The TRAI was established in January 1997 by the Government of India under the provisions of the Telecom Regulatory Authority of India Act, 1997, as an autonomous body to regulate the telecommunications industry. On January 24, 2000 the President of India passed an ordinance to recast the TRAI. The ordinance set up a Telecom Disputes Settlement and Appellate Tribunal to adjudicate any dispute between a licensor and licensee, between service providers, appeals of telecom service providers and between service providers and groups of consumers. This ordinance has been replaced by the Telecom Regulatory Authority of India (Amendment) Act, 2000. The TRAI under the amended Act has powers to decide on new licenses and their terms and conditions, the levy of fees and charges on services, interconnectivity between the telecom service providers and perform administrative and financial functions entrusted to it by the Government of India. The new TRAI has no adjudicatory powers, as these powers now vest in a Telecom Disputes Settlement and Appellate Authority. Telecom service providers can approach this appellate authority and the orders of this authority can be challenged only in the Supreme Court of India.

PRIVACY

          At present India does not have any specific legislation to prevent invasion of privacy by private parties. The Constitution of India protects the privacy of private parties against any invasion by the state or government, but it may not be possible to invoke this protection against violation by private parties. There is no pending or proposed legislation that seeks to penalize or regulate violation of privacy by private parties.

ENCRYPTION

          Telecommunications in India are governed by the Indian Telegraph Act, 1885, as amended (the "Telegraph Act"), and the Indian Wireless Telegraphy Act, 1933, as amended (the "Wireless Act"). Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India obtained through the Department of Telecommunications. While the Telegraph Act sets the legal framework for regulation of the telecommunications industry, the Wireless Act regulates the possession of wireless telegraphy equipment. Encryption hardware may be considered as an instrument capable of being used for the transmission and reception of telecommunications signals. Any person intending to use encryption hardware may be required to obtain prior permission from the Department of Telecommunications of the Government of India.

          The guidelines for ISPs permit the use of encryption equipment for providing secrecy in transmission up to a level of encryption specified by the Government of India. However, if the encryption equipment of levels higher than specified is to be deployed, ISPs have to obtain the clearance of the Government of India and should deposit one set of keys with the Department of Telecommunications.

          These guidelines are applicable to ISPs and it is uncertain whether they will apply to us. For using encryption hardware, we may have to obtain prior approval from the Department of Telecommunications. However, it is uncertain whether we are required to obtain any approval from the Department of Telecommunications or any other department for using encryption software. Furthermore, there may be certain restrictions in relation to the import of encrypted software into India.

INTERNET BASED SECURITIES TRADING AND SERVICES

          SEBI has introduced Guidelines for Internet-based securities trading. These Guidelines allow the Internet to be used as an order routing system through stock brokers registered with SEBI on behalf of clients for executing trades on a recognized stock exchange in India. Stock brokers interested in providing this service are required to apply for permission to the appropriate stock exchange and to comply with conditions stipulated by SEBI.

FOREIGN EXCHANGE REGULATIONS

          IMPORTS. We may be required to import into India computer hardware and Internet related software purchased from foreign manufacturers for our business. These imports will be subject to the Export and Import Policy issued by the Ministry of Commerce of the Government of India. At the time of import, we will be required to pay a customs duty pursuant to the Customs Tariff Act, 1975, as amended. We will also be subject to the Foreign Exchange Management Act, 1999, and the rules thereunder ("FEMA"), in connection with payments in foreign currency to the manufacturers of these products. We will require the approval of the Reserve Bank of India if the payment in respect of such import is made beyond the period of six months from the date of shipment.

OWNERSHIP OF FOREIGN SECURITIES

          We may wish to invest in the securities of foreign companies. The FEMA may require that we obtain permission from the Reserve Bank of India prior to making any such investment.

ORGANIZATIONAL STRUCTURE

          Rediff Holdings, Inc., or Rediff Holdings, is our wholly-owned subsidiary and is incorporated in the State of Delaware. Rediff Holdings holds all of the outstanding and voting shares of Rediff.com USA (formerly, thinkindia.com) and substantially all of the outstanding and voting shares of India Abroad. We directly hold all of the voting and outstanding shares of ValuCom. We also have acquired a total of 19.9% of the outstanding and voting shares of Apnaloan.com, 10% of the outstanding and voting shares of Traveljini.com and 5% of the outstanding and voting shares of Bill Junction.

          Rediff.com USA, which is a US-based Internet portal focusing on Indians worldwide, is incorporated in Delaware. India Abroad is a New York corporation, which publishes weekly newspaper targeted primarily at the Indian community in the United States. ValuCom, an Illinois corporation, was founded in 1996, and currently focuses on the Internet-based marketing of prepaid long distance calling cards to Indians in the United States.

          Apnaloan.com is a private company registered under the Companies Act. It is a web-enabled loan marketplace and offers a wide spectrum of personal financial products, including credit cards, car loans, personal loans and housing loans.

          Bill Junction and Traveljini.com are companies registered under the Companies Act and are indirect subsidiaries of ICICI Limited. Bill Junction provides easy online bill payment solutions and Traveljini.com provides travel related information.

FACILITIES

INDIA

          Our corporate headquarters are located in Mumbai, India, where we lease approximately 14,000 square feet, located in two buildings. In one facility we lease approximately 11,000 square feet and in the other, we lease approximately 3,000 square feet. These leases expire on July 25, 2002 and January 31, 2004, respectively. We also lease approximately 2,500 square feet of office space in New Delhi, India, which serves as a branch office. This lease expires on December 31, 2006.

UNITED STATES

          In the United States, we lease 3,731 square feet of office space in Chicago, Illinois. This facility houses the operations of our ValuCom subsidiary. This lease expires on February 28, 2003. We lease an additional 900 square feet of office space in Chicago, the lease for which expires on March 31, 2008, for our India Abroad subsidiary. Our India Abroad subsidiary leases approximately 6,250 square feet of office space in New York, the lease for which expires on October 31, 2007. We lease an additional 3,100 square feet of office space in the same building as the offices of India Abroad, for our Rediff.com USA operations, the lease for which expires on November 30, 2004.

          As we expand our operations, we anticipate leasing additional facilities in each location in which we develop a presence.

LEGAL PROCEEDINGS

SECURITIES ACTIONS

          - KHANNA V. REDIFF.COM INDIA LIMITED, ET AL., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, Rediff, four of its officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li), and a group of investment banks that had acted as underwriters in our June 2000 IPO, were named as defendants in a class action lawsuit. The lawsuit alleges that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and Rule 10b-5 thereof. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages.

          - Several other class action lawsuits have been filed against us and other defendants stating substantially the same allegations as set forth in the Khanna Action. As of the date of this annual report, we are aware of the following related lawsuits pending in the U.S. courts:

               - DAVID & CHAILE STEINBERG V. REDIFF.COM INDIA LIMITED, ET AL., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3471;

               - THOMAS KARAKUNNEL AND ROGER STEWARD V. REDIFF.COM INDIA LIMITED, ET AL., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814; and

               - ANUP KUMAR BHASIN V. REDIFF.COM INDIA LIMITED, ET AL., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3593.

          All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York. The litigation is still in an early procedural stage

          On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our board of directors resolved to indemnify the individual defendants (Messrs. Balakrishnan, Gupta, Warrier and Li) against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors and Officers Liability insurance (the "D & O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate on March 29, 2002, the face amount of the D&O Policy is approximately US$18.3 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of we, the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately US$230,268 (based on the noon buying rate at March 29, 2002), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

          - On June 5, 2001, twenty-four companies, including Rediff, who had issued securities to the public, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of SHIVES ET AL. V. BANK OF AMERICA SECURITIES, LLC ET AL., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li). Plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs alleged claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including Rediff and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the Complaint defines a "Rediff.com Sub-Class" consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other class action complaints filed against other issuers who had IPOs in 2000 and 2001. The litigation is still in an early procedural stage.

          We believe that the allegations in the Khanna Action and the related cases and the Shives Action are without merit and we intend to defend the law suits vigorously. We are not able at this point to predict the course or the outcome of the litigation. In the event either action results in a substantial judgment against us, the said judgment could have a severe material effect on our financial position and results of operations.

ACTION RELATING TO ACCESS TO PORNOGRAPHIC MATERIAL

          - SUNIL N. PHATARPHEKAR & ORS. V. ABHINAV BHATT AND ORS., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the Indian Penal Code ("IPC") for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our web site "www.rediff.com", provided a search facility which enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition is currently pending before the High Court of Mumbai.

                    Current Indian laws provide that if any person publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 (US$2,048); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 (US$4,096).

ACTIONS RELATING TO VALUCOM

               - SONNENSCHEIN NATH & ROSENTHAL V. VALUE COMMUNICATIONS CORPORATION, ET AL., Circuit Court of Cook County, Illinois, Case No.01L1 4878. On November 16, 2001, ValuCom and the Previous Shareholders were named defendants in a lawsuit filed by SNR. SNR has filed the lawsuit against ValuCom and the Previous Shareholders for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR's representation of the Previous Shareholders in respect of the sale to Rediff of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant the Stock Purchase Agreement. SNR has sought judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys' fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the defendants' motion to strike prayers for relief for recovery of attorneys' fees and costs, denied defendants' motion to dismiss the complaint for breach of contract and unjust enrichment. The matter is scheduled for hearing in early April this year. On behalf of ValuCom, we had served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement.

               - In connection with our acquisition of ValuCom, on March 23, 2001, we received notice of a potential claim by certain employees and selling shareholders of ValuCom claiming that we had failed to implement a stock option conversion plan required by the acquisition documents. As of March 2002, we have agreed to cash out the outstanding options of the ValuCom employees. As of March 31, 2002, US$132,825 has been paid to these

                    ValuCom employees. Subject to these individuals remaining employed with ValuCom, we may be obligated to make additional payments based upon the prior vesting schedule of these options. Additionally, we are currently in discussions with regard to the potential claims of the former ValuCom shareholders.

ACTIONS RELATING TO ACQUISITION OF INDIA ABROAD

               - In connection with our acquisition of India Abroad in April 2001, we have been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. We have disputed this assertion and have offered the claimant approximately US$50,000 for his shares. We do not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against us if the matter is not resolved.

               - GUJURAT SAMACHAR V. INDIA ABROAD PUBLICATIONS, United States District Court for the Southern District of New York, Case No. SDNY 00 Civ. 5852. This action was commenced against India Abroad in August 2000 and alleges the breach of a publication and distribution contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff has sought damages, declaratory relief, costs and attorneys' fees. In December 2001, India Abroad received a judgment of US$281,000. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India Abroad on April 27, 2001, we escrowed a portion of the purchase price as a reserve against this litigation. We believe that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material adverse effect on our business or results of operations.

ACTION RELATING TO COPYRIGHT VIOLATION

          The Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which allegedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that we were aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because we, through our website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of our directors. The warrants as against two of our directors were promptly cancelled and the warrant against one director was stayed. The directors have been exempted from personal appearances in the action. The directors intend to file an application with the Magistrate for the discharge of the complaint. We, and our Indian legal counsel, do not believe that a prima fascia case has been established. Additionally, we believe that we have valid defenses to the complaint.

          We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material adverse effect on our results of operations or our financial position.

          For additional information regarding pending litigation filed against us, please see the section of this annual report entitled "Risk Factors - Risk Related to our Business".

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND OPERATING RESULTS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS ANNUAL REPORT PARTICULARLY IN THE "RISK FACTORS" SECTION OF THIS ANNUAL REPORT.

OVERVIEW

          We are one of the leading Internet destinations in India, with interest in communications and media services, focusing on India and the global Indian community. Our web site consists of several interest specific channels, extensive community features, local language editions, sophisticated search capabilities, and online shopping. We currently provide these online services paid as well as free of subscription charges to our users. As a result of our recent acquisitions, we also provide Internet-based marketing of prepaid long distance calling cards and offline media services targeted primarily at Indians in the United States. For the fiscal year ended March 31, 2002, our revenues were derived from media services (formerly termed as "advertising and services"), merchandizing services (formerly termed as "e-commerce"), communications services and consumer subscription services.

          We have a limited operating history upon which you can evaluate our business and prospects. We have incurred significant net losses and negative cash flows from operations since our inception in January 1996, including a net loss of US$14.8 million for the fiscal year ended March 31, 2002. As of March 31, 2002, we had an accumulated deficit of US$29.7 million. We expect to continue to have net losses and negative operating cash flows for the foreseeable future. We have incurred and in the future will incur expenses in connection with our recent acquisitions and integration of these businesses with the Company. Accordingly, we will need to generate significant additional revenues, while controlling our expenses, to achieve profitability. We may not be able to do so. In addition, our operating results for the fiscal year ending March 31, 2003 and in future years may be adversely affected by the slowdown in the Indian and the U.S. economies, lower demand for our services from our clients who are in industries that are currently experiencing a slowdown in growth, including in the Internet and technology-based sectors, an overall reduction in consumer and business spending, decline in the call rates in our communication business and our ability to successfully manage our acquisitions and investments and effect cost reductions in our existing and newly acquired business.

          In February 1996, we initiated our online content offerings with rediff.co.in and rediffindia.com. We later combined the sites into rediff.com, our online portal, which includes channels that offer content on various subject matter like news, personal finance, movies and sports with the goal of offering a comprehensive coverage of content and community channels specifically focused on India and the global Indian community.

          In April 1998, we sold 2.2 million equity shares (after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000) to Draper-India International for Rs.38.5 million (US$965,000). In 1999, we sold an aggregate of
3.5 million additional equity shares (after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000) to Intel Corporation, Queenswood Investments Limited, GE Capital Services India, Citicorp Finance (India) Ltd. and Pacific Century Cyberworks India Pvt. Ltd. for an aggregate consideration of Rs.872.2 million (US$20.1 million). We used the funds from these private financings primarily to expand our content business, develop our consumer e-commerce business and for general corporate purposes.

          On June 14, 2000, we issued 4.6 million ADSs, representing 2.3 million equity shares at a price of US$12.00 per ADS for aggregate proceeds of US$55.2 million. On June 20, 2000, the underwriters of our offering exercised their option to purchase 690,000 additional ADSs, representing 345,000 equity shares at a price of US$12.00 per ADS for an aggregate sale price of US$8.3 million. After providing for the expenses of the issuance, the ADS offering resulted in aggregate net proceeds of US$57.3 million. The net proceeds of the ADS offering have been used by us, and in future are intended to be used by us, to develop content for our Internet portal, to advertise and promote our brand and for general corporate purposes, including strategic investments, partnerships and acquisitions.

          Our investments and acquisitions have been an important part of our growth strategy. Our strategic acquisitions of ValuCom, a company that primarily provides Internet-based marketing of prepaid long distance calling cards, and India Abroad, a New York based offline-online news company publishing a weekly newspaper focusing primarily on Indians living in the United States, has enabled us to create diversified revenue streams across multiple services comprising media services, merchandizing services, communications services and consumer subscription services.

SIGNIFICANT ACCOUNTING POLICIES

REVENUES

          MEDIA SERVICES. Revenues from media services primarily include advertisement and sponsorship income derived from customers who advertise on the Company's web site or to whom direct links from the Company's web site to their own web sites are provided. They also include income earned from designing and managing customers' web sites and advising customers on their Internet strategy. Following the acquisition of India Abroad on April 27, 2001, our media services segment also includes revenue from consumer subscription and advertising revenues from the publication of advertisements in "India Abroad" a weekly newspaper distributed primarily in United States and Canada. We also derive revenues from sponsor buttons placed in specific areas of our web site, which generally provide users with direct links to sponsor web sites.

          Revenue from banners and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the web site. Sponsorship revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. Our obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of our portal. To the extent that minimum guaranteed impressions are not met, we defer recognition of the corresponding revenues until the guaranteed impression levels are achieved.

          We also earn revenues on sponsorship contracts for fees relating to the design, coordination and integration of the customers' content. Revenues related to the design, coordination and integration of the customer's content are recognized ratably over the term of the contract.

          Website development services principally comprise services relating to designing a client's Internet strategy, marketing approach and assistance with graphics, layout, artwork and content of the client's web site. Revenue from such services on large contracts that take relatively longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and the revenues relate to completed work. Revenues from such services on contracts that take relatively shorter periods of time to complete are recognized on completion of the entire contract. During the fiscal year ended March 31, 2002, such short-term contracts constituted substantially all of the web site development services.

          Advertising revenues from India Abroad are recognized at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscriptions

          MERCHANDIZING SERVICES. Merchandizing services constitute our e-commerce activities and consist primarily of sales of books, music, apparels, confectioneries, gifts and other items to retail customers who shop at our online store, the MARKETPLACE. We commenced this segment in August 1998.

          Until June 30, 2000, we sourced products from a network of vendors with whom we had established contractual relationships relating to terms of supply and pricing. When a customer placed an order with us, we placed a corresponding order with the appropriate vendor. Once the vendor dispatched the goods, we recorded a receivable (from the customer in the case of C.O.D. orders, or from our bank or credit card processing agent, in the case of credit card orders), and a payable to the vendor. Upon dispatch of the goods, we normally took on inventory and credit risk, as well as an obligation to pay the vendor. We therefore were liable for losses related to undelivered, damaged or returned goods. We controlled the selling price to the customer. We were the "principal" in such transactions, and therefore recognized as revenue the gross value of such sales. Revenues were recorded net of sale discounts and returns.

          Since July 1, 2000, we have been progressively operating under a new business model, which we refer to as the "marketplace" model. Under this model customers directly place orders with vendors through our web site. When an order is placed, we inform the vendor through an intranet and also confirm whether payment is already collected by us through credit or debit card or checks, or whether the payment is to be made by the customer on C.O.D basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of the transactions executed during the month for which we have collected payments on its behalf. We make payment to the vendor after deduction of our share of margin and costs. In the "marketplace" model, we recognize as revenues the net margin earned on these transactions. Consistent with this change, the presentation of the consolidated statement of operations reflects the cost of goods and cost of revenues separately. During fiscal 2002 all merchandizing activities of the Company were carried out under this model.

          Our merchandizing revenues also include fees charged to vendors for creating, designing and hosting the vendor's product information on our web site. We recognize such fees ratably over the hosting contract period.

          COMMUNICATIONS SERVICES. We recognize revenues as Prepaid PINs are delivered to customers.

EXPENSES

          Cost of goods sold include costs of products purchased from vendors for sale to e-commerce customers under the old business model until June 30, 2000, the cost of PINs purchased from companies, for providing communication services and paper and printing costs of our offline publication INDIA ABROAD.

          Our cost of revenues consists primarily of employee compensation of staff that are directly involved or related to the production of services, fees paid to third party content providers and outward freight on e-commerce sales.

          The primary elements of our sales and marketing expenses are our brand building and marketing costs. Other elements of these sales and marketing expenses include compensation for sales and marketing personnel, travel costs, business promotion and market research costs.

          Product development expenses include employee compensation, Internet communications costs, and, until June 30, 2000, purchased software costs and developments that enhance the features and functionality of our web site. Effective July 1, 2000, we prospectively adopted EITF 00-02, "Accounting for web site development costs". Appropriate software and development costs are now capitalized and amortized over their estimated useful lives of three years.

          Our general and administrative expenses consist primarily of employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, depreciation and amortization, rent, insurance premium, electricity, telecommunications cost, legal and professional fees, valuation allowances and other general expenses.

          We depreciate our tangible assets on a straight-line basis over the useful life of the assets, ranging from three to ten years. Costs incurred in the operations stage that provide additional functions or features to the Company's web site are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs.

REVENUES BY SEGMENT

          For reporting purposes, for the fiscal year ended March 31, 2002, we classified our revenues into three segments:

          -    media services (formerly termed as "advertising and services");
          -    merchandizing services (formerly termed as "e-commerce"); and
          -    communications services.

          During the fiscal year ended March 31, 2002, we introduced a subscription-based e-mail service and collected subscription revenues from customers who applied for such service. Although currently reported as a component of media services, as the subscription activities of the Company develop to a "Reportable Segment" in terms of SFAS No. 131-"Disclosures about Segments of an Enterprise and Related Information", separate segmental information will be provided.

          We began a third segment, communications services, in March 2001 upon completion of our acquisition of ValuCom. Revenue from communications services is derived primarily from Internet-based marketing of prepaid long distance calling cards to consumers in the United States. These are provided by packaging and selling PINs used for long distance communications services. ValuCom purchases these PINs in bulk from large telecommunications companies, such as AT&T and Qwest. We estimate that approximately 60% to 65% of the PINs and prepaid calling cards in the retail segment are sold online and the balance are sold through call centers and retailers.

          For reporting purposes, our revenues for the last three fiscal years are derived from customers who are based as follows:

Revenue from external customers by region are as follows:

                                                                    FISCAL YEARS ENDED MARCH 31,
                                                 ---------------------------------------------------------
                                                           2000             2001                2002
                                                 ----------------  -------------------  ------------------
United States....................................   US$  241,196         US$1,320,812       US$22,272,977
India............................................      1,563,310            4,205,736           2,472,460
Rest of the world................................        101,594               94,319              16,128
                                                 ----------------  -------------------  ------------------
      Total revenues.............................   US$1,906,100         US$5,620,867       US$24,761,565
                                                 ================  ===================  ==================

          In the future, we expect to derive significantly higher revenues from customers based in the United States, and will be less dependent on revenues from customers based in India.

          It is possible in future that we may derive a high portion of our revenues from certain clients. The loss of, or a significant reduction in the volume of business from, one or more large clients could have a material adverse effect on our operating results and financial condition.

RECENT ACQUISITIONS AND INVESTMENTS

INDIA ABROAD

          On April 27, 2001, we completed the acquisition of substantially all of the outstanding voting shares of India Abroad, a New York-based company publishing a weekly newspaper focusing primarily on Indians living in the United States for a net consideration of US$10 million, excluding costs of acquisition. As a result of this acquisition, we have also indirectly acquired a majority interest in certain wholly owned subsidiaries of India Abroad, which are located in the U.S., Canada and India.

          Pursuant to the terms of the stock purchase agreement (as amended), at the closing of the acquisition, we paid approximately US$10 million to the shareholders of India Abroad, net of approximately US$1.1 million relating to certain assets that we did not acquire. Of the net consideration paid to the shareholders of India Abroad, we placed US$2 million in an escrow account to satisfy contingent liabilities. This transaction has been accounted for by the purchase method, which has resulted in creation of goodwill of approximately US$10.5 million as of March 31, 2002.

          Following the acquisition of India Abroad, we initiated a process of integrating the operations of Rediff.com Inc. (formerly "Think India.com") with those of India Abroad. This restructuring included relocating Rediff.com Inc.'s operations from California to New York. As of March 31, 2002, we have provided US$598,398 for restructuring expenses in accordance with SAB 100 and EITF 94-3, primarily consisting of lease termination costs, expenses for relocation of equipment and staff, and severance payments.

INVESTMENTS AND GOODWILL WRITE-OFF

          The market environment, including general conditions affecting the technology industry together with the downturn in valuations of dot.com companies, caused the Company to re-examine whether the values of its Internet investments were appropriate. After reviewing key financial indicators for such investments, which were unlisted and illiquid, the company concluded that such investments had suffered permanent impairment. Accordingly, during the year ended March 31, 2002, the Company wrote off the value of its investments and recorded an impairment expense of US$3,261,248.

          Following the triggering event of the restructuring of thinkindia, the company re-evaluated the goodwill that arose on that acquisition for impairment. Based on the application of SFAS No. 142, management concluded that goodwill relating to thinkindia was impaired and accordingly, during the year ended March 31, 2002 wrote off the unamortized balance of US$3,316,508 as an expense.

CURRENT TRADING AND BUSINESS OUTLOOK

          The current trading environment for our business has been adversely affected by the slowdown in the Indian and the U.S. economies, the downturn in certain sectors, including Internet and technology-based sectors, and an overall reduction in consumer and business spending. This slowdown, together with the effects of the events of September 11, 2001, in New York City and Washington, D.C., has also resulted in a greater downturn in both online and offline advertising. These events will continue to put downward pressure on revenues.

          The outlook for our businesses during the remainder of the fiscal year ending March 31, 2003, will be highly dependent on our ability to successfully manage our major acquisitions and to effect cost reductions in our existing and newly acquired businesses. Actual results may differ materially from those suggested by our forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the impact on our business of a continued economic slowdown or a downturn in the sectors in which our clients operate, our ability to successfully implement our strategies, our ability to successfully integrate the business we have acquired with our business, demand for our online and offline service offerings, changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated. For further discussion on forward-looking statements, see the discussion under the "Forward-Looking Statements" section of this annual report.

OPERATING RESULTS

FISCAL YEAR ENDED MARCH 31, 2002 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2001

          Total revenue for the fiscal year ended March 31, 2002 was US$24.76 million as compared to US$5.6 million for the fiscal year ended March 31, 2001. This represents an increase of US$19.1 million or 341%. Of the increase in revenues, US$2.9 million arose in the media services segment, and US$16.5 million arose in our communication services segment, offset by a decline in merchandizing revenues of US$300,000.

          MEDIA SERVICES REVENUES. We recognized US$7.5 million for media services for the year ended March 31, 2002 as compared to US$4.6 million for the year ended March 31, 2001, representing an increase of US$2.9 million, or 62% over the previous year. The increase in revenue comprises of an increase of US$2.2 million in online and offline advertising, banners and sponsorship revenues, an increase of US$900,000 in subscription revenues while web services have reduced from US$400,000 to US$200,000. The increase in banner and subscription revenues is primarily due to the integration of online/ offline media resulting from acquisition of India Abroad on April 27, 2001.

          MERCHANDIZING SERVICES REVENUES. Until June 30, 2000, merchandizing revenues were recognized on the basis of the gross value of products sold. Revenues were recorded net of sales discounts and returns. From July 1, 2000, we have been operating under our new MARKETPLACE model. In the MARKETPLACE model, we recognize as revenues the net margin earned on the online sale of products. We recognized US$326,000 in merchandizing revenues for the year ended March 31, 2002 as compared to US$592,000 for the year ended March 31, 2001, representing a decrease of US$266,000, or 45%. This decrease is primarily due to lower number of sign ups and a decrease in web store development activity during the year.

          COMMUNICATIONS SERVICES REVENUES. As a result of our acquisition of ValuCom completed on March 23, 2001, we recognized US$16.9 million in communications revenues for the year March 31, 2002 as compared to US$388,000 for the year 2001.

          COST OF GOODS SOLD. Cost of goods sold represents our cost of PINs purchased which was US$12.6 million for the fiscal year ended March 31, 2002, compared to US$451,000 for the fiscal year ended March 31, 2001. The cost of goods sold for the fiscal year ended March 31, 2001 included US$147,000 being the cost of products purchased from vendors under our previous e-commerce model for the period April 1, 2000 to June 30, 2000.

          COST OF REVENUES. For the year ended March 31, 2002, cost of revenues was US$5.5 million or 22.1% of revenues compared to US$2.2 million or 39% of revenues for the fiscal year ended March 31, 2001. This represents an increase of US$3.3 million or 155%. The increase was primarily due to our acquisition of India Abroad on April 27, 2001, which resulted in additional cost in production and circulation of US$2.3 million, and an increase in content and editorial cost of US$800,000. An increase of US$415,857 was also due to cost of fulfillment of communication business.

          SALES AND MARKETING EXPENSES. Sales and marketing expenses were US$4.2 million for the year ended March 31, 2002 compared to US$7.5 million for the year ended March 31, 2001, representing a decrease of US$3.3 million or 45%. This decrease was primarily due to a decrease of US$5 million in advertising and promotional activity in India. This decrease was partially offset by sales and marketing support and expenses at India Abroad and ValuCom of US$1 million.

          PRODUCT DEVELOPMENT EXPENSES. Product development expenses were US$3.3 million for the year ended March 31, 2002 compared to US$2.7 million for the year ended March 31, 2001, representing an increase of US$600,000 or 25.4%. The increase in product development cost includes US$372,000 necessitated due to increased traffic /users in Rediff India and new businesses such as ValuCom and India Abroad.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were US$8.5 million for the year ended March 31, 2002 compared to US$4.8 million for the year ended March 31, 2001, representing an increase of US$3.7 million, or 78%. Of this increase US$2.2 million was due to general and administration expenses resulting from our acquisitions of India Abroad and ValuCom. The balance increase is attributable to depreciation charges, legal and professional fees and other general expenses.

          RESTRUCTURING COST AND LEGAL FEES. Restructuring cost and legal fees for the year ended March 31, 2002 of US$848,000 include US$598,000 for restructuring expenses in accordance with SAB 100 and EITF 94 -3 primarily consisting of lease termination cost, expenses for relocation of equipment and staff and severance payments. These costs relate to restructuring and relocating Think India's operation's from California to New York and its integration with India Abroad. The balance of US$250,000 represents our retention under our D & O Policy for legal fees relating to the class action suit described under "Legal Proceedings".

          OTHER INCOME. Other income was US$2 million for the year ended March 31, 2002, compared to US$5.6 million for the year ended March 31, 2001, representing a decrease of US$3.6 million, or 64%. Interest income for the year was US$917,000 compared to US$2.92 million for the year ended March 31, 2001. The decrease in interest was due to lower interest rates and lower deposits. The foreign exchange gain for the year was US$1.08 million as compared to US$2.57 million for the year ended March 31, 2001. The decrease in foreign exchange gain was due to lower period end dollar balances.

          NET LOSS. As a result of the above, our net loss was US$14.8 million for the year ended March 31, 2002, compared to a net loss of US$6.4 million for the year ended March 31, 2001.

OPERATING RESULTS

FISCAL YEAR ENDED MARCH 31, 2001 COMPARED TO FISCAL YEAR ENDED MARCH 31, 2000

          MEDIA SERVICES REVENUES. We recognized US$4.6 million in media revenues for the year ended March 31, 2001 as compared to US$1.5 million for the year ended March 31, 2000, representing an increase of US$3.2 million, or 217%. The revenue growth included an increase of US$3.4 million in banner and sponsorship revenues and a decrease of US$218,000 in revenues from web development services. We intend to reduce our dependence on web development services for our revenues. The increase in banner and sponsorship revenues was attributable to the growing awareness of the Internet in India and its use as a medium for advertising.

          MERCHANDIZING SERVICES REVENUES. Until June 30, 2000, merchandizing revenues were recognized on the basis of the gross value of products sold. Revenues were recorded net of sales discounts and returns. From July 1, 2000 we have been operating under the new "MARKETPLACE" model. In the "MARKETPLACE" model, we recognize as revenues the net margin earned from our online sale of products. We recognized US$592,000 in merchandizing revenues for the year ended March 31, 2001 as compared to US$441,000 for the year ended March 31, 2000, representing an increase of US$150,000, or 34%. The increase in merchandizing revenue resulted from the increase in the number of vendors supplying a larger number of products in the MARKETPLACE, which attracted more customers and the expansion of our advertising campaign to promote e-commerce.

          COMMUNICATIONS SERVICES REVENUES. As a result of the acquisition of ValuCom completed on March 23, 2001, we recognized US$388,000 in communications revenues for the period from March 23, 2001 to March 31, 2001. In the future, we expect revenues from this segment to contribute significantly to the total revenues.

          Consequently total revenue for the fiscal year ended March 31, 2001 was US$5.6 million as compared to US$1.9 million for the fiscal year ended March 31, 2000. This represents an increase of US$3.7 million or 195%.

          COST OF GOODS SOLD. Cost of goods sold was US$451,000 for the fiscal year ended March 31, 2001, compared to US$392,000 for the fiscal year ended March 31, 2000. Cost of goods sold for the fiscal year ended March 31, 2001, includes the cost of the PINs purchased for communications services for the period March 23, 2001 to March 31, 2001, which was US$304,000 and the cost of products purchased from the vendors under our previous e-commerce model for the period April 1, 2000 to June 30, 2000, which was US$147,000. As a result of our acquisition of ValuCom, we expect cost of goods for communications services to increase together with the corresponding increase in revenues from such services. Cost of goods sold for the fiscal year ended March 31, 2000 included the cost of products purchased from the vendors for the e-commerce activity, which was US$392,000.

          COST OF REVENUES. For the year ended March 31, 2001, cost of revenues was US$2.2 million or 39% of gross revenues compared to US$561,000 or 29% of gross revenues for the fiscal year ended March 31, 2000. This represents an increase of US$1.6 million or 286%. This increase was primarily because we added new channels in our service offerings, which increased our editorial staff, and also because of increased traveling expenses. The cost of third party editorial contribution increased by US$542,000, compensation expenses increased by US$711,000 as a result of increase in overall content on our site and traveling expenses were US$140,000 compared to nil in the prior fiscal year.

          SALES AND MARKETING EXPENSES. Sales and marketing expenses were US$7.5 million for the year ended March 31, 2001 compared to US$5.3 million for the year ended March 31, 2000, representing an increase of US$2.2 million or 41%. A US$1.4 million increase in advertising, market research expenses and business promotion expenses, a US$377,000 increase in compensation expenses resulting from an increase in the sales and marketing staff and a US$446,000 increase in professional expenses for market research contributed to the total increase.

          PRODUCT DEVELOPMENT EXPENSES. Product development expenses were US$2.7 million for the year ended March 31, 2001 compared to US$866,000 for the year ended March 31, 2000, representing an increase of US$1.8 million, or 206%. The increase in product development expenses is contributed by a US$698,000 increase in software purchase and development costs associated with the growing number of products and services on our site, a US$708,000 increase in Internet communications charges caused by an increase in the traffic on our web site and a US$171,000 increase in compensation expenses. In the year ended March 31, 2001, we adopted EITF 00-02, "Accounting for website development costs", prospectively, and commenced capitalizing and amortizing website development costs in accordance with the standard. This resulted in a net reduction of our expenses of US$908,000 in that year.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were US$4.8 million for the year ended March 31, 2001 compared to US$1.7 million for the year ended March 31, 2000, representing an increase of US$3.1 million, or 178%. The increase in general and administrative expenses included a US$377,000 increase in compensation costs resulting from an increase in operational staff, increase in US$312,000 in insurance, an increase in US$310,000 in professional expenses, a provision for diminution in value of investment of US$97,000, an increase of US$125,000 in occupancy cost, an increase of US$122,000 in communications expenses and an increase of US$430,000 in allowance/write offs in trade receivables. General and administrative expenses also include depreciation and amortization amounting to US$1.1 million for the year ended March 31, 2001, compared to US$229,000 for the year ended March 31, 2000, representing an increase of US$858,000 or 374%. The increase in depreciation is a result of capital expenditures, primarily for computer equipment. Amortization for acquisitions amounted to US$132,000 in the fiscal year ended March 31, 2001.

          OTHER INCOME. Other income was US$5.6 million for the year ended March 31, 2001, compared to US$253,000 for the year ended March 31, 2000, representing an increase of US$5.3 million, or 2104%. Substantially all of the increase resulted from an increase in interest income amounting to US$2.7 million and net foreign exchange gain amounting to US$2.6 million.

          NET LOSS. As a result of the above, our net loss was US$6.4 million for the year ended March 31,

2001, compared to a net loss of US$6.7 million for the year ended March 31, 2000.

SEASONALITY

          Given the early stage of the development of the Internet in India, the rapidly evolving nature of our business and our limited operating history, we cannot accurately predict to what extent, if at all, our operations will prove to be seasonal. However, we do experience peaks in our business because of the festival seasons in the Indian winter months of November through February and because of extended vacations in the Indian summer months of April through June.

          India Abroad experiences peak periods during festival seasons.

LIQUIDITY AND CAPITAL EXPENDITURES

          From our inception on January 9, 1996, through the date of this annual report, we have financed our operations primarily from the private sales of equity securities, sale of ADSs and from cash received from media services, merchandizing and communication services. During the fiscal years ended March 31, 2001 and 2000, we received US$57.3 million and US$19.1 million, respectively, in net proceeds from the sale of ADSs and equity shares, respectively.

          As of March 31, 2002, our accounts receivable balance was US$1,092,931 compared to US$891,000 as of March 31, 2001, net of allowances of US$841,000 and US$443,000 as of March 31, 2002 and 2001, respectively. The net accounts receivable balance as of March 31, 2002 represents 16 days of gross revenue uncollected, as compared to 54 days as of March 31, 2001.

          In the years ended March 31, 2000, 2001 and 2002, we have written off or provided for US$71,000, US$510,000 and US$405,000 for delinquent trade receivables respectively. These write-offs and allowances constituted 3.7%, 9.1% and 1.64 % of total revenues, respectively.

          Net cash used in operating activities of US$7.2 million during the fiscal year ended March 31, 2002 was primarily attributable to a net loss of US$14.7 million which included non cash items of depreciation and amortization of US$3 million, goodwill and intangible assets amortization of US$3.4 million, and write off of investments of US$3.3 million. Other cash outflows include decreases in accounts payable and accrued liabilities of US$2.4 million, and increase in prepaid expenses of US$800,000, unearned revenue of US$300,000 and prepaid income tax of US$300,000. This is offset by a reduction in working capital namely, reduction in inventories of US$500,000, a reduction in receivables of US$200,000, a reduction in other assets of US$700,000.

          Net cash used in investing activities during the fiscal year ended March 31, 2002 was US$11.6 million, principally due to the acquisitions of India Abroad for US$10.9 million and purchase of computers other capital equipment in connection with the expansion of our network and our offices amounting to US$1.5 million.

          Net cash used by financing activities during the year ended March 31, 2002 was US$800,000 due to repayment of long-term debt.

          As of March 31, 2002, we had aggregate commitments for capital expenditures of approximately US$86,000. We expect to incur operating losses and negative cash flows from operations for the foreseeable future. As of March 31, 2002, we had US$26.5 million of cash and cash equivalents for our working capital needs, as compared to US$47.7 million as of March 31, 2001.

          Net cash used in operating activities of US$5.2 million during the fiscal year ended March 31, 2001 was primarily attributable to a net loss of US$6.4 million, increases in accounts receivable of US$40,000, unearned revenue of US$249,000, recoverable income tax of US$179,000 and other assets of US$876,000, partially offset by depreciation of property, plant and equipment of US$1.1 million, amortization of goodwill of US$132,000, a decrease in inventory of US$150,000 and an increase in accounts payable and accrued liabilities of US$701,000 and decrease in prepaid expenses and other current assets of US$337,000.

          Net cash used in investing activities during the fiscal year ended March 31, 2001 was US$12.6 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network and in expansion of our offices amounting to US$3.6 million, in investments of US$3.3 million in three vertical portals, which comprise Apnaloan.com, Traveljini.com and Bill Junction and in acquisitions of US$6.7 million primarily in two companies, ValuCom and Rediff.com USA (formerly, thinkindia.com).

          Net cash provided by financing activities during the year ended March 31, 2001 was US$57.3 million of net proceeds raised in our IPO.

          Net cash used in operating activities of US$5.4 million during the fiscal year ended March 31, 2000 was primarily attributable to a net loss of US$6.7 million, increases in accounts receivable of US$490,000, prepaid and other current assets of US$1.2 million, partially offset by depreciation of plant and equipment of US$229,000, an increase in unearned revenue of US$298,000, and an increase in accounts payable and accrued liabilities of US$2.7 million.

          Net cash used in investment activities during the fiscal year ended March 31, 2000 was US$1.9 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network and in expansion of our offices and in investments of US$138,000 in two vertical portals.

          Net cash provided by financing activities was US$18.6 million for the fiscal year ended March 31, 2000, which consisted primarily of US$19.1 million of net proceeds raised in private placements of our equity shares and of proceeds from a short-term loan from related parties of US$164,000, partially offset by repayment of an unsecured loan of US$613,000 to a related party.

          Our principal capital expenditures have been for purchase of computer equipment, such as servers for our portal and leasehold improvements of property, plant and equipment. In fiscal 2002, 2001 and 2000, we had capital expenditures of US$1.5 million, US$3.6 million and US$1.8 million respectively.

          We have not declared or paid any cash dividends on our equity shares since our inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. For additional information, please see the sections of this annual report entitled "Risk Factors - Risks Related to our Business" and "Taxation".

          We believe our cash balances and liquid assets, cash generated from future operations and our existing credit facilities will be adequate to satisfy anticipated working capital requirements, capital expenditures and investment commitments for the next twelve months. As business and market conditions permit, we may from time to time, invest in or acquire complementary businesses, products or technologies. These activities may require us to seek additional equity or debt to fund financing such activities, which could result in ownership dilution to existing shareholders, including holders of our ADSs.

INCOME TAX MATTERS

          As of March 31, 2002, we had a net operating loss carry forward for our Indian operations aggregating approximately US$24.3 million for financial reporting purposes which expires in 8 years. If we do not have sufficient taxable business income or, if the applicable period expires, we will lose the potential tax benefit of the relevant loss carry forward.

          As of March 31, 2002, Rediff Holdings Inc., had net operating loss carryforwards of approximately US$2.7 million for federal income tax purposes, which expire in years 2019 through 2022, and has tax credits of approximately US$90,000 and US$56,000 for federal and state income tax liabilities, respectively. Approximately US$1,630,000 of the Company's net operating loss carry forwards for federal income tax purposes, US$1,705,000 of the Company's net operating loss carry forwards for state income tax purposes and US$146,000 of the Company's tax credits are limited by certain sections of the federal and state revenue codes.

MARKET RISKS

          Our primary market risk exposures are to foreign exchange rate fluctuations, principally relating to the fluctuation of the U.S. dollar to Indian rupee exchange rate. We face foreign exchange risk from accounts payable to Indian vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks. Our foreign currency sensitive instruments usually settle within a short time period. We face foreign exchange risk with respect to funds held in foreign currency and in particular will have foreign exchange loss if there is an appreciation in the value of the Indian rupee compared to the U.S. dollar.

          The following table sets forth information about our net foreign exchange exposure as of March 31, 2002:

                                                              As of March 31, 2002
                                                             ---------------------
                                                              (In US$ thousands)
                  Accounts payable in U.S. dollars........                   72
                  Accounts receivable in U.S. dollars,....                    2
                  Cash balances held in U.S. dollars......               22,344
                                                             ---------------------
                  Net foreign exchange exposure...........               22,274
                                                             ---------------------

          If the U.S. dollar-Indian rupee exchange rate appreciated as at March 31, 2002 by one Indian rupee, the net foreign exchange loss would be approximately US$456,000.

          We hold interest-bearing accounts outside India and fluctuations in interest rates have impacted our interest earnings for fiscal year ended March 31, 2002. These interest rates are linked to the interest rates prevalent in the United States and have consistently declined over the fiscal year ended March 31, 2002. In future, our interest earnings may be affected by fluctuations in interest rates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this standard is not expected to have a significant impact on the Company's financial position or result of operations.

                                   MANAGEMENT

          The following table sets forth, as of March 31, 2002, the name, age and position of each director and executive officer of our company.

                     NAME                                   AGE             POSITION
                     ----                                   ---             --------
          Ajit Balakrishnan(1)(2).........................   54    Chairman and Managing Director
          Nitin Gupta.....................................   41    President and Chief Operating Officer
          Rick J. Filippelli..............................   46    Chief Financial Officer
          Venki Nishtala..................................   43    Chief Technical Officer
          Vinayak K. Purohit..............................   46    Vice President, Finance
          Aninda Shome....................................   39    Vice President, Sales & Marketing
          Nikhil Lakshman.................................   42    Chief Editor
          Diwan Arun Nanda(1)(2)..........................   58    Director
          Sunil N. Phatarphekar(1)(2)(3)..................   38    Director
          Abhay Havaldar(1)(3)............................   40    Director
          Charles Robert Kaye(1)(3).......................   37    Director

          (1) Member of the Board of Directors
          (2) Member of the Compensation Committee
          (3) Member of the Audit Committee

          AJIT BALAKRISHNAN is a founder of the Company, and has been a director since its inception on January 9, 1996. He was appointed Managing Director in August 1998. Mr. Balakrishnan is also the Managing Director of Rediffusion-Dentsu, Young & Rubicam Limited, where he has served since March 1993, and a director of Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), Klaas Equipment Private Limited, Wunderman Cato Johnson Action Marketing India Private Limited, India Abroad Publications, Inc. USA, India In New York, Inc. USA, Rediff.Com, Inc. USA, Rediff Holdings Inc. USA and Quintrol Technologies Private Limited. Mr. Balakrishnan holds a B.Sc. degree in Physics from Kerala University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Calcutta.

          NITIN GUPTA has been our President and Chief Operating Officer since February 2000. From September 1997 to January 2000, he served as President, Retail Finance of GE Capital Services India, and from October 1992 to September 1997, he served as Executive Vice President of Contract Advertising India Limited. Mr. Gupta holds a B.A. degree in Economics from Delhi University, an L.L.B. degree from Bombay University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

          RICK J. FILIPPELLI has been our Chief Financial Officer since October 2001. Prior to joining us, Rick spent 16 years with Financial Guaranty Insurance Company, a US$ 2.0 billion subsidiary of GE Capital that specializes in insurance and capital markets products. He served as CFO during his last three years with Financial Guaranty. Prior to joining Financial Guaranty, he worked for the "Big 5" accounting firm of Ernst and Young. He holds a BS in Accounting from Brooklyn College and is a Certified Public Accountant licensed in the State of New York.

          VENKI NISHTALA has been our Chief Technical Officer since December 1999. From May 1995 until joining us, Mr. Nishtala was with CyberCash, Inc., where he was the Managing Director of Indian operations, in Bangalore, India. Prior to working at CyberCash, Inc., Mr. Nishtala worked at Infinite Solutions, Inc., a company which he founded in 1992. Mr. Nishtala holds a B.E. degree in Electrical Engineering from University College of Engineering, Osmania University, and M.E.E. degree from the

Indian Institute of Technology, Chennai.

          VINAYAK K. PUROHIT has been our Vice President, Finance since March 2000. From August 1999 to February 2000, he served as Chief Financial Officer of United Phosphorous, from July 1997 until August 1999, he served as Chief Financial Officer of GE-Countrywide and from August 1992 until July 1997 he served as General Manager-Finance at Marico Industries. Mr. Purohit holds a B.Com. degree in Statistics/Econometrics from Bombay University. He is also a member of the Institute of Chartered Accountants of India.

          ANINDA SHOME has been our Vice President, Sales, since 1998. He joined us as Chief Manager, Advertising Sales in February 1996. Prior to joining us, he was a Manager at the Times of India. Mr. Shome holds a Diploma in Hotel Management from the Institute of Hotel Management, Calcutta and a B.A. degree in Arts from the University of Osmania, Hyderabad.

          NIKHIL LAKSHMAN has been our Chief Editor of Rediff.com since January 1996. He has 22 years of experience in the media services industry. Prior to joining us, he was editor of publications in India, which were India Post, Mid Day, Sunday Mid Day and Sunday Observer.

          DIWAN ARUN NANDA is a founder of the Company, and has been a director of the Company since its inception on January 9, 1996. Diwan Arun Nanda is also the Director of Rediffusion-Dentsu, Young & Rubicam Pvt. Limited, Klaas Equipment Private Limited, Wunderman Cato Johnson Action Marketing India Private Limited and Arion Horse Co. Pvt. Ltd., and Chairman cum Director of Rediffusion Holdings Private Limited (formerly known as Rediffusion Advertising Private Limited).Diwan Arun Nanda holds a B.Com. degree in Accountancy from Loyola College, Chennai University, and a Post-Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad.

          SUNIL N. PHATARPHEKAR has been a director of the Company since February 1998. Mr. Phatarphekar has also been partner of Doijode, Phatarphekar & Associates since January 1996. From February 1994 to December of 1995, he was a partner at Mahimtura & Co. Prior to that, Mr. Phatarphekar was with Crawford Bayley & Company, a Mumbai law firm. Mr. Phatarphekar holds a B.Com. degree in Economics and Accounts from Jai Hind College of Bombay University, and an L.L.B. degree in Law from Government Law College of Bombay University.

          ABHAY HAVALDAR has been a director of the Company since August 1998. Since December 1995, Mr. Havaldar has also been a Director of Draper International (India) Private Limited. Prior to that, he was Country Manager, Financial Systems Group of HCL Infosystems Ltd. Mr. Havaldar holds a B.E. degree in Electrical Engineering from Bombay University, and an M.S.C. degree from the London Business School.

          CHARLES R. KAYE has been director of Rediff.com India Limited since June 1999. Since June 1986, he has also been a Managing Director of E.M. Warburg, Pincus & Co. Mr. Kaye holds a B.A. degree from the University of Texas.

BOARD COMPOSITION

          On March 16, 2000, we amended our Articles of Association. Our Amended Articles of Association set the minimum number of directors at three and the maximum number of directors at seven. We currently have five directors. Our Articles of Association provide as follows:

          - Ajit Balakrishnan, Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), the promoters, are entitled to nominate Mr. Balakrishnan on the Board of Directors as long as they hold not less than 10% of the issued, subscribed and paid up capital of Rediff.com. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

          - The remaining directors on the Board of Directors are non-permanent directors, and one-third of these non-permanent directors are liable to retire by rotation each year, the members of the Board having served the longest retiring first. These directors may be reappointed at the annual general meeting of the shareholders. Mr. Sunil Phatarphekar will retire by rotation at our next annual general meeting of shareholders which will be held prior to September 30, 2002.

          - Under certain circumstances, a director is permitted to appoint alternate directors, who, in the absence of the original director, can attend the board meetings. Accordingly, Mr. Charles Kaye has appointed Mr. Pulak Prasad as his alternate director.

EMPLOYMENT, SEVERANCE AND OTHER AGREEMENTS

          On August 25, 1998, our Board of Directors approved the appointment of Mr. Ajit Balakrishnan as Managing Director of Rediff.com India Limited for a term of five years, effective August 25, 1998. Mr. Ajit Balakrishnan's appointment as Managing Director was approved by our shareholders as required under the Companies Act on August 25, 1998.

          In connection with our acquisition of ValuCom, we entered into employment agreements with two senior executives of ValuCom. These agreements provide for compensation and other benefits to such employees and require such employees to be in employment for one year from the date of such agreement. These agreements also provide that upon termination of such employee's employment for any reason, we are required to pay the employee his accrued but unpaid base salary through the date of termination plus unpaid vacation and unreimbursed costs and expenses. In addition to such amounts, if such employee terminates his employment for good reason or the employees employment is terminated by us without cause, we are required to pay an amount equal to the higher of US$450,000 or three times the annual amount of such employee's base salary.

          As per the Stock Purchase Agreement for acquisition of ValuCom, an Earn-out consideration is payable to its former shareholders. With the completion of the first anniversary period completed in March 2002, as per the terms of the said Agreement, the Statement of Computation of Profit Before Tax has been provided to the former Shareholders Representative.

BOARD COMMITTEES

          The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee are Messrs. Charles R. Kaye, Sunil N. Phatarphekar and Abhay Havaldar.

          The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by us. The Compensation Committee also administers our compensation plans. The members of the Compensation Committee are Messrs. Ajit Balakrishnan, Sunil N. Phatarphekar, Charles Kaye and Abhay Havaldar.

EMPLOYEES

          As of March 31, 2002, we had 254 employees and full-time consultants. Of such employees, 41 are administrative, 64 are in our sales and marketing teams, 95 are creative and editorial, 11 are dedicated to production and circulation, 15 are dedicated to e-commerce and 28 are dedicated to product development. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by geographic location of our facilities and by department:

-------------------------------------------------------------------------------------------------------
  Department                              Mumbai         Delhi      New York       Chicago       Total
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
  Creative                                    21             3                                      24
-------------------------------------------------------------------------------------------------------
  Editorial                                   50             6            15                        71
-------------------------------------------------------------------------------------------------------
  Production                                                               6                         6
-------------------------------------------------------------------------------------------------------
  Circulation                                                              5                         5
-------------------------------------------------------------------------------------------------------
  Sales and Marketing                         25             8            13            18          64
-------------------------------------------------------------------------------------------------------
  Product Development                         23                                         5          28
-------------------------------------------------------------------------------------------------------
  E-Commerce                                  15                                                    15
-------------------------------------------------------------------------------------------------------
  Administration                              23             1            13             4          41
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
  Grand Total                                157            18            52            27         254
-------------------------------------------------------------------------------------------------------

COMPENSATION

          Our Amended and Restated Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2002, we did not pay any fees to our non-employee directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

          The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2002 was approximately US$1,408,655.

          The following table sets forth details regarding:

          (i) compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2002; and

          (ii) equity shares arising out of warrants granted to such officers and directors under the Employee Stock Option Plan, or 1999 ESOP, since inception of such plan. No options have been granted to such officers or directors under the 2000 Plan (referred to below).

          The dollar amounts in the following table are based on the weighted average of the exchange rate used in our financial statements for such period.

                              ANNUAL COMPENSATION IN FISCAL 2002                               EQUITY SHARES
                              ----------------------------------                               -------------

NAME                         SALARY        BONUS     OTHER ANNUAL   EQUITY SHARES           GRANT         EXPIRATION DATE
                                                     COMPENSATION   ARISING OUT OF          PRICE
                                                                    WARRANTS
                                                                    GRANTED SINCE
                                                                    INCEPTION UNDER
                                                                    THE 1999 ESOP
                              US$           US$            US$
Ajit Balakrishnan             216,805            -             -                -

Rick J. Filippelli             90,962            -             -                -

Nitin Gupta                   148,470       31,355         5,825           12,000           US$ 9.62      January 6, 2004
                                                                            4,000              12.65      February 1, 2004
                                                                           19,000(1)            9.14      October 17, 2004

Venki Nishtala                102,050       10,452           124           10,000               9.62      December 24, 2003
                                                                            2,000              11.10      January 15, 2004
                                                                           18,000(1)            9.14      October 17, 2004

Rajiv Warrier                  36,952       32,393         1,019            7,000(2)            1.60      April 30, 2003
                                                                            1,000(3)           11.10      January 15, 2004

Vinayak K Purohit              91,294       10,452         2,965            8,000              18.68      March 23, 2004
                                                                            6,000(1)            9.14      October 17, 2004

Anindo Shome                   78,635       10,452         1,899           10,000               1.60      April 30, 2003
                                                                            2,000              11.10      January 15, 2004

Nikhil Lakshman                91,709       10,452           425           10,000               1.60      April 30, 2003
                                                                            2,000              11.10      January 15, 2004

Arvind Singh                  154,861       60,000         2,126

Sandeep Srivatsava            154,861       60,000         2,121

Sunil Phatarphekar                  -            -             -            6,000              16.65      January 15, 2004

Abhay Havaldar                      -            -             -           16,000              16.65      January 15, 2004

----------
     (1)  Granted in fiscal 2001.
     (2) 3,500 was forfeited due to Mr. Warrier's resignation on December 31, 2001.
     (3) 750 was forfeited due to Mr. Warrier's resignation on December 31, 2001.

EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OPTION PLAN 1999

          Our 1999 Employee Stock Option Plan (the "1999 ESOP"), allows for the grant to our employees of warrants to purchase our equity shares. Each warrant granted gives the employee the right to purchase a specified number of our equity shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 222,300 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$6.73 (Rs.293) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 equity shares at a weighted average exercise price of US$2.25 (Rs.108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 equity shares from the employees who had left the Company.

          Unless otherwise determined by the Board of Directors, the warrants granted under the 1999 ESOP vest at a rate of 25% on each successive anniversary of the grant date, until fully vested. Equity shares acquired pursuant to the 1999 ESOP are subject to a 4-year lock-up period from the date of grant of the respective warrants. In the case of termination of the employee, the employee shall have the right to exercise only the warrants vested up to the time of termination, and the unvested warrants shall lapse. In the case of death, incapacitation, or retirement at the normal retirement age of an employee, all warrants granted to him or her shall vest in full either on the employee or his or her legal heirs, as appropriate. The period during which vested warrants may be exercised expires 5 years after the date of grant.

ASSOCIATE STOCK OPTION PLAN 1999

          We have an Associate Stock Option Plan 1999 (the "1999 ASOP"), which allows for the grant to our associates, such as key vendors, software developers, retainers, consultants, and all other persons or legal entities not eligible to participate in the 1999 ESOP, of warrants to purchase our equity shares. Each warrant granted gives the associate the right to purchase 25% of the total equity shares of Rediff granted to the associate under the 1999 ASOP. The 1999 ASOP was approved by our Board of Directors in April 1999 and by our shareholders in February 1999. A total of 198,000 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, we had granted warrants under the 1999 ASOP, equivalent to the right to purchase 73,600 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$11.73 (Rs.511) per share. From April 1, 2001 to March 31, 2002 there was a fresh issuance of warrants equivalent to 1000 equity shares to Associates at the rate of US$2.25 (Rs.108) under the 1999 ASOP. During the same period, there was a forfeiture of warrants, equivalent to 5,750 equity shares from the associates who had terminated their association with Rediff.

          The warrants granted under the 1999 ASOP vest at rates set forth on each warrant. Equity shares acquired pursuant to the 1999 ASOP are subject to a 4-year lock-up period from the date of grant of the respective warrants. In the case of termination of the relationship, the associate shall have the right to exercise only the warrants vested up to the time of termination, and the unvested warrants shall lapse. In the case of death of the associate, all warrants granted to him or her shall vest in full on his or her legal heirs, as appropriate. The period during which vested warrants may be exercised expires 5 years after the date of grant.

2000 STOCK OPTION PLAN

          Our 2000 Stock Option Plan (the "2000 Plan"), was approved by our Board of Directors in February 2000. Unless terminated sooner by the Board, the 2000 Plan will terminate automatically in February 2010. All options granted under the 2000 plan are exercisable for ADSs A total of 280,000 of our equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance upon the deposit of the ADSs with our Depositary. While the 2000 plan is currently effective, none of the options granted pursuant thereto qualify as "incentive stock options" under current US tax law.

          Either our Board of Directors or a committee of our Board of Directors will administer the 2000 Plan. The committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the governing body has the authority to amend, suspend or terminate the 2000 Plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the 2000 Plan.

          The 2000 Plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee's employment is terminated due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of stock options granted under the 2000 Plan must at least equal 90% the fair market value of the ADSs on the date of grant. The term of options granted under the 2000 Plan may not exceed ten years.

          The 2000 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

2002 STOCK OPTION PLAN

          The Board of Directors have adopted the 2002 Stock Option Plan on January 29, 2002 and the terms of which require approval from the shareholders of the Company within a period of 12 months from the date of adoption by the Board. These options granted under this plan are exercisable for our ADSs. The plan will be effective and established once necessary approvals are obtained.

RETIREMENT PLANS

GRATUITY. The Company provides for gratuity, an unfunded defined benefit retirement plan covering its eligible employees in India based on third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement or termination of employment in an amount equivalent to 15 days salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service.

          Net periodic pension cost for the years ended March 31, 2002 and the unfunded benefit liability as of March 31, 2002 are as follows:

                                                                                FISCAL YEAR ENDED
                                                                                   MARCH 31, 2002
                                                                                -----------------
          Projected benefit obligations -- beginning of the year..............       US$ 35,650
          Service cost........................................................           14,475
          Interest cost.......................................................            5,370
          Amortization of gain................................................              385
          Effect of exchange rate changes.....................................           (2,151)

          Net periodic pension cost...........................................           18,079
          Projected benefit obligations -- end of the year....................       US$ 53,729

          The assumptions used in accounting for gratuity in the year ended March 31, 2002 were as follows:

                                                                                FISCAL YEAR ENDED
                                                                                MARCH 31, 2002
                                                                                -----------------
          Rupee discount rate.................................................           10%
          Rate of increase in rupee compensation..............................           12%

PROVIDENT FUND. Employees based in India and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions to operations as incurred. The amount contributed by the Company to the provident fund, in the aggregate, was US$84,487 for the year ended March 31, 2002.

                           RELATED PARTY TRANSACTIONS

LEASE AGREEMENT

          In October 1998, we entered into an agreement with Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Diwan Arun Nanda are shareholders and directors, whereby we occupy the offices in New Delhi formerly occupied by Rediffusion-Dentsu, Young & Rubicam Limited, and reimburse Rediffusion-Dentsu, Young & Rubicam Limited for the respective lease payments. This lease was terminated in December 2001. Total lease payments made during the year ended March 31, 2002 was US$7,010.

ADVERTISING SERVICES AGREEMENT

          On December 28, 1998, we entered into an agreement with Rediffusion-Dentsu, Young & Rubicam, a company in which Mr. Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Advertising Private Ltd. are shareholders, for advertising services. Under the engagement letter, Rediffusion-Dentsu, Young & Rubicam Limited provide advertising services to us and pay them ten percent commission on the amounts charged by third parties for the execution of such advertising. Aggregate commission payments made to Rediffusion-Dentsu, Young & Rubicam Limited for the fiscal years ended March 31, 2001 and 2002 were approximately US$4,681,189 and US$113,808, respectively.

                                EXCHANGE CONTROLS

RESTRICTIONS ON CONVERSION OF RUPEES

          There are restrictions on the conversion of Indian rupees into U.S. dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxation in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the IMF, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

          In December 1999, the Indian parliament passed the Foreign Exchange Management Act, which became effective on June 1, 2000 ("FEMA"), replacing the earlier Foreign Exchange Regulation Act, 1973 ("FERA"). This new legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

          FEMA permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. FEMA has eased restrictions on current account transactions. However the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under FEMA to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

RESTRICTIONS ON SALE OF THE EQUITY SHARES UNDERLYING THE ADSs AND FOR REPATRIATION OF SALE PROCEEDS

          ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Further, under current Indian law the depositary can accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares, under certain circumstances. Our Depositary will be allowed to accept deposits of outstanding equity shares and issue ADRs, evidencing ADSs representing such equity shares only to the extent, and limited to the number, of ADSs converted into underlying equity shares and sold in the domestic market through a SEBI registered stock broker. Investors who seek to sell in India any equity shares (other than a sale on a stock exchange or in connection with an offer made under the take over regulation) withdrawn from the depository facility and to convert the Rupee proceeds from such sale into a foreign currency and repatriate such foreign currency from India will, subject to the foregoing, have to obtain Reserve Bank of India approval for each such transaction and additionally would have to obtain a no objection certificate from Indian taxation authorities. Presently, we are not publicly traded on any Indian stock exchange and, accordingly, the prior approval of the Reserve Bank of India would be required in the event the investors seek to sell any equity shares underlying the ADSs to resident Indians.

          An active or liquid market for ADSs is not assured. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of shares that are publicly held by unrelated parties. Although ADS owners are entitled to withdraw the equity shares underlying the ADSs from the depository facility at any time, subject to certain legal restrictions, there is no public market for our equity shares in India or elsewhere and consequently, as mentioned above, any sale of the underlying shares in India to resident Indians would require the prior approval of the Reserve Bank of India. Under the current Indian Law equity shares may be deposited into our deposit facility in exchange for ADSs, under certain circumstances. Our Depository will be allowed to accept deposits of outstanding equity shares and issue ADRs, evidencing ADSs representing such equity shares only to the extent and limited to the number, of ADSs converted into underlying equity shares and sold in the domestic market through SEBI registered stock brokers. If you elect to surrender your ADSs and receive equity shares, you may still be unable to deposit outstanding equity shares with a depository and receive ADRs because the number of ADRs that can be issued cannot, at any time, exceed the number of ADRs converted into underlying equity shares and sold in the Indian market through SEBI registered stock brokers.

                                 TRADING MARKET

GENERAL

          There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by ADRs have been traded in the United States on the Nasdaq National Market under the ticker symbol "REDF" since June 14, 2000, when they were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement. On June 24, 2002, our ADSs began trading on the Nasdaq SmallCap Market under the same ticker symbol. Each ADS represents one-half of one equity share.

          The number of outstanding equity shares as of March 31, 2002, was 12,795,200. We have been informed by our depository that as of March 31, 2002, there were approximately 21 record holders of ADRs evidencing 5,290,000 ADSs (representing 2,645,000 equity shares) in the United States.

          The tables below set forth, for the periods indicated, high and low trading prices for our ADSs on the Nasdaq National Market:

ANNUAL AND QUARTERLY HIGH-LOW PRICE HISTORY:

                                                                Price per American Depositary
                                                                             Share
                                                                -----------------------------
                                                                       (in U.S. dollars)
             Fiscal Year Ended March 31,                                    High             Low
             --------------------------                                     ----             ---
             2001....................................                       4.95            0.45

             First Quarter (April to June 2001)                             4.95            1.75
             Second Quarter (July to September 2001)                         2.2            0.61
             Third Quarter (October to December 2001)                        1.1            0.45
             Fourth Quarter (January to March 2002)                         1.73            0.61

MONTHLY HIGH-LOW PRICE HISTORY FOR PREVIOUS SIX MONTHS:

                                                                Price per American Depositary
                                                                             Share
                                                              -------------------------------
                                                                      (in U.S. dollars)
             Previous Six Months                                            High             Low
             -------------------                                            ----             ---
             November 2001............................                      1.05            0.59
             December 2001............................                      0.81            0.60
             January 2002.............................                      1.73            0.61
             February 2002............................                      1.50            1.08
             March 2002...............................                      1.36            1.12
             April 2002...............................                      1.28            0.50
             May 2002.................................                       1.0            0.55

          The initial public offering of our ADSs was completed on June 14, 2000 at an initial public offering price of US$12.00 per ADS.

              RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

          Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities in Indian companies, was regulated by the FERA. As of June 1, 2000, foreign investment in and divestment from Indian securities have been regulated by the provisions of FEMA, the rules and regulations issued by the Reserve Bank of India thereunder, and the notifications issued by the Ministry of Finance of the Government of India. A summary of the regulatory environment for foreign investment in India is provided below.

ADR GUIDELINES

          Subject to the fulfillment of certain conditions, Indian companies issuing ADSs are no longer required to obtain approval of the Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as amended from time to time (the "1993 Scheme"). Although we were not required to obtain approval from either the Ministry of Finance or the Reserve Bank of India in connection with our IPO, we were be required to furnish full particulars of the issue, including the underlying equity shares representing the ADSs to the Ministry of Finance and the Reserve Bank of India within 30 days following the completion of the IPO. In addition, we are required to furnish a quarterly return to the Reserve Bank of India and the Ministry of Finance within 15 days of the close of each calendar quarter.

          The 1993 Scheme is distinct from other policies described below relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Scheme also affords to holders of ADSs the benefits of Sections 115AC and 115ACA of the Income-tax Act, 1961 for purposes of the application of Indian tax law.

FOREIGN DIRECT INVESTMENT

          Currently, investments by non-resident Indian nationals in our ADSs are regarded as foreign investments under Indian law. We applied for and obtained the approval of the Government of India for our ADS offering. The Government of India has indicated that in all cases the Reserve Bank of India would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where Government of India approval is obtained, no prior approval of the Reserve Bank of India is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

PORTFOLIO INVESTMENT BY NON-RESIDENT INDIANS

          A variety of methods for investing in shares of Indian companies are available to non-resident Indians. Subject to certain terms and conditions, these methods allow non-resident Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to portfolio investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

PORTFOLIO INVESTMENT BY FOREIGN INSTITUTIONAL INVESTORS

          In September 1992, the Government of India issued guidelines which enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers, to make portfolio investments in all securities of listed and unlisted companies in India. Under the guidelines, foreign institutional investors must be registered with SEBI and obtain a general permission from the Reserve Bank of India to engage in transactions regulated under FEMA.

          Foreign institutional investors are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the "Foreign Institutional Investor Regulations"). A registered foreign institutional investor may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.

          In addition to making portfolio investments in Indian companies, foreign institutional investors may make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

          Since we are an not listed in any stock exchange in India, any investment by foreign institutional investors in our equity shares would require the prior approval of the Reserve Bank of India.

OWNERSHIP RESTRICTIONS

          SEBI and the Reserve Bank of India regulations restrict portfolio investments in Indian companies by foreign institutional investors and non-resident Indians, all of which we refer to as foreign portfolio investors.

          Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company. The 24% limit referred to above may be increased up to the sectoral cap/statutory ceiling, as applicable if the shareholders of the company pass a special resolution to that effect. No single foreign institutional investor or a broad based sub-account may hold more than 10% of the shares of an Indian company and no single corporate sub-account may hold more than 5% of the shares of an Indian company.

          There is uncertainty under Indian law as to the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisors.

          More detailed provisions relating to investment by foreign institutional investors have been introduced by SEBI with the introduction of the Foreign Institutional Investors Regulations. These provisions relate to the registration of foreign institutional investors, their general obligations and responsibilities, and certain investment conditions and restrictions. One such restriction is that the total investment in equity and equity-related instruments should not be less than 70% of the aggregate of all investments of a foreign institutional investor in India. SEBI has also permitted private placements of shares by listed companies with foreign institutional investors, subject to the prior approval of the Reserve Bank of India under FEMA. Such private placement must be made at a price based upon certain pricing guidelines as specified by the Reserve Bank of India.

TAKEOVER REGULATIONS

          Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended (the "Takeover Code"), upon the acquisition of more than 5% of the outstanding shares or voting rights of a listed public Indian company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 15% or more of such shares or voting rights or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code if our equity shares are traded on a Stock Exchange in India.

RESTRICTIONS ON CONVERSION OF RUPEES

          There are restrictions on the conversion of Indian rupees into U.S. dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxation in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the IMF, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

          In December 1999, the Indian parliament passed FEMA, which became effective on June 1, 2000, replacing the earlier FERA. This new legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

          FEMA permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. FEMA has eased restrictions on current account transactions. However the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under FEMA to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

                             PRINCIPAL SHAREHOLDERS

          The following table provides information relating to the beneficial ownership of our equity shares for:

          - each of the executive officers named in the summary compensation table and each of our directors;
          -    all of our directors and executive officers as a group; and
          - each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our equity shares.

                                              SHARES BENEFICIALLY         SHARES BENEFICIALLY         SHARES BENEFICIALLY
                                                  OWNED AS OF                 OWNED AS OF                  OWNED AS OF
                                                 JUNE 15, 2002              MARCH 31, 2001               MARCH 31, 2000
                                           -------------------------   -------------------------   -------------------------
                                             NUMBER     PERCENT OF       NUMBER     PERCENT OF       NUMBER     PERCENT OF
                                           OF EQUITY       TOTAL       OF EQUITY       TOTAL       OF EQUITY       TOTAL
                                             SHARES    EQUITY SHARES     SHARES    EQUITY SHARES     SHARES    EQUITY SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER        HELD (5)    OUTSTANDING       HELD      OUTSTANDING       HELD      OUTSTANDING
------------------------------------       ---------   -------------   ---------   -------------   ---------   -------------
OFFICERS AND DIRECTORS

Ajit Balakrishnan (1)                      3,319,442         25.9%     3,300,192        25.8%      3,300,192       32.5%
Diwan Arun Nanda (1)                       3,300,202         25.8%     3,300,202        25.8%      3,300,202       32.5%
Sunil N. Phatarphekar                              0            *              0           *               0          *
Abhay Havaldar (2)                         2,200,000         17.2%     2,200,000        17.2%      2,200,000       21.7%

Charles Robert Kaye (3)                    2,445,499         19.1%     2,008,000        15.7%      1,363,000       13.2%
 c/o Warburg, Pincus & Co.
 466 Lexington Avenue,
 New York, NY 10017

All Directors and Officers as a Group
 (5 persons)............................   9,065,141         70.9%     8,608,392        67.3%      7,963,392       78.5%

 5% SHAREHOLDERS
Rediffusion Holdings Private Limited(1)
Sterling Centre, 4th Floor                 2,200,002         17.2%     2,200,002        17.2%      2,200,002       21.7%
Dr. Annie Besant Road
Worli, Mumbai, 900 018, India

Draper-India International
c/o Multiconsult Ltd.                      2,200,000         17.2%     2,200,000        17.2%      2,200,000       21.7%
Les Jamalacs, Vieux Conseil Street,
Port Louis, Mauritius

Intel Corporation                                  0            *              0           *         645,000        6.4%
2200 Mission College Blvd.
Santa Clara, CA 95052
Attn: General Counsel

                                              SHARES BENEFICIALLY         SHARES BENEFICIALLY         SHARES BENEFICIALLY
                                                  OWNED AS OF                 OWNED AS OF                  OWNED AS OF
                                                 JUNE 15, 2002              MARCH 31, 2001               MARCH 31, 2000
                                           -------------------------   -------------------------   -------------------------
                                             NUMBER     PERCENT OF       NUMBER     PERCENT OF       NUMBER     PERCENT OF
                                           OF EQUITY       TOTAL       OF EQUITY       TOTAL       OF EQUITY       TOTAL
                                             SHARES    EQUITY SHARES     SHARES    EQUITY SHARES     SHARES    EQUITY SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER        HELD (5)    OUTSTANDING       HELD      OUTSTANDING       HELD      OUTSTANDING
------------------------------------       ---------   -------------   ---------   -------------   ---------   -------------
Queenswood Investments Ltd
C/O Multiconsult Limited,                  2,445,499        19.1%      2,008,000       15.7%       1,363,000            13.2%
Les Jamalacs, Vieux Conseil Street
Port Louis, Mauritius

Pacific Century Cyberworks India Pvt.
Ltd....................................
 22 Kartar Bhavan                            545,500         4.3%        530,000        4.1%         530,000             5.2%
 Minoo Desai Marg
 Colaba, Mumbai 400 005, India
GE Capital Services India...............     530,000         4.1%        530,000        4.1%         530,000             5.2%
 AIFACS Building
 1 Rafi Marg
 New Delhi 110 001, India

     ----------

     *    Indicates less than 1.0% of the outstanding equity shares.

     (1) Includes 2,200,002 shares held by Rediffusion Holdings Private Limited (formerly known as Rediffusion Advertising Private Limited), of which Ajit Balakrishnan is a 50.0% shareholder and Director and Arun Nanda is a 50.0% shareholder and Chairman cum Director.

     (2) Includes 2,200,000 equity shares held by Draper-India International Limited. Mr. Havaldar is a limited partner of Draper India Management L.P., which is the general partner of Draper India L.P., which holds 99.0% of the outstanding equity of Draper-India International Limited. Mr. Havaldar is a director of Rediff.com India Limited and disclaims beneficial ownership of shares held by Draper-India International Limited, except to the extent of his proportional interest arising from his partnership interest in Draper-India International Limited.

     (3) Includes 2,445,499 equity shares held by Queenswood Investments Limited. Charles Kaye is a Managing Director and member of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. Fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Equity Partners, L.P. (including three affiliated partnerships) ("WPEP") and fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Ventures International, L.P. ("WPVI"). Warburg, Pincus & Co. ("WP") is the sole general partner of WPEP and WPVI. WPEP and WPVI are managed by E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both entities. Mr. Kaye may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Queenswood Investments Limited. All shares indicated as held by Mr. Kaye are included because of his affiliation with the Warburg Pincus entities. Mr. Kaye disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

     Beginning on June 24, 2002, our ADSs have been traded on the Nasdaq SmallCap Market. Each of our ADSs is represented by one-half of one equity share of par value of Rs.5 per share. Our ADSs are registered pursuant to
     Section 12(g) of the Securities Act. We have been informed by our Depository that as of June 3, 2002, 5,290,000 ADSs were held by approximately 21 ADR holders of record in the United States.

                                    TAXATION

INDIAN TAX

          The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the
Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the
Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, please note that the tax rates described herein are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2002. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.

THE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF THE TAX CONSEQUENCES UNDER INDIAN LAW OF THE ACQUISITION, OWNERSHIP AND SALE OF ADSs AND EQUITY SHARES BY NON-RESIDENT INVESTORS. POTENTIAL INVESTORS SHOULD, THEREFORE, CONSULT THEIR OWN TAX ADVISERS ON THE TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE, INCLUDING SPECIFICALLY THE TAX CONSEQUENCES UNDER INDIAN LAW, THE LAW OF THE JURISDICTION OF THEIR RESIDENCE, ANY TAX TREATY BETWEEN INDIA AND THEIR COUNTRY OF RESIDENCE, AND IN PARTICULAR THE APPLICATION OF THE REGULATIONS IMPLEMENTING THE SECTION 115 AC REGIME.

RESIDENCE

          For the purpose of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is incorporated in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

TAXATION OF DISTRIBUTIONS

          Dividend distributed on or after April 1, 2002 in respect of the ADSs will be subject to withholding tax in India. Though the dividend income is taxable in the hands of non-resident shareholders generally at 21% (including surcharge of 5%), dividends on ADS would be taxable at the rate of 10.5% (including surcharge) under the provisions of amended section 115AC. However, it is unclear whether the lower rate of tax would also extend to dividends on shares converted from ADS under the amended provisions of section 115AC.

          According to the regulations prescribed under section 115AC, provisions of the relevant Double Taxation Avoidance Agreement will be applicable in the matter of taxation of income from dividends from ADS / underlying shares.

TAXATION ON SALE OF ADSs

          Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax under section 47(viia) of the Indian Income Tax Act.

TAXATION ON REDEMPTION OF ADSs

          Though there is no specific provision exempting the redemption of ADSs, it can be inferred from the provisions of section 47(viia) of the Indian Income Tax Act that the acquisition of underlying equity shares upon a redemption of ADSs by a non-resident investor should not give rise to a taxable event for Indian tax purposes.

TAXATION ON SALE OF EQUITY SHARES

          Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary in the case of non resident sellers) are considered as long term capital gains and generally taxable at the rate of 21% (including 5% surcharge). Though section 115AC provides for lower rate of tax (i.e. 10.5%) on long term capital gains arising from transfer of ADS (other than between two non-residents), it is unclear whether the lower rate of tax would also extend to such gains arising from transfer of shares converted from ADS under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income Tax Act also provide for lower rate of tax (i.e. 10.5% including surcharge) for specific class of taxpayers e.g. Foreign Institutional Investors registered with the Securities and Exchange Board of India.

          If section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are not applicable to a non-resident holder, long-term capital gains realized on the sale of such equity shares which are listed in India will still be subject to tax at the rate of 10.5%, and to a tax at the rate of 10.5% if the non-resident holder is a foreign corporation. The non-resident holders will also be able to avail of the benefits of exchange rate fluctuations for the computation of capital gains tax which are not available to a non-resident holder under section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

          Where the equity shares have been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 42% in the case of foreign companies and 31.5% in case of non resident individuals. During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption of ADSs, the provisions of the Avoidance of Double Taxation Agreement entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

          The capital gains tax is computed by applying the applicable tax rates to the difference between the sale price and the purchase price of the equity shares.

          Under the regulations, the purchase price of equity shares received in exchange for ADSs will be the price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. In the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the BSE or the NSE on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. This deemed method of determining the purchase price of the equity shares is not provided for under the Income Tax Act. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

          However, the regulations and Section 115AC do not provide a basis for determining the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the BSE or the NSE. Therefore, in the case of our company, which is not listed on either the BSE or the NSE, the determination of the purchase price of equity shares is unclear.

RIGHTS

         Distribution to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

          It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder, not entitled to exemption under a tax treaty, to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India, the gains realized on the sale of rights will be subject to Indian taxation. Such rights would generally be in the nature of short term capital assets.

STAMP DUTY

          Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. In case the equity shares of the company are held in a dematerialized form, no stamp duty would be payable on the sale of such equity shares.

OTHER TAXES

          At present, there are no Indian taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

SERVICE TAX

          Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 5%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

GENERAL

          Our business is primarily subject to regulation by the Ministry of Information Technology which was formed in October 1999 and is a part of the Government of India. We may also be subject to regulation by the Ministry of Communications of the Government of India and the Telecom Regulatory Authority of India, or the TRAI.

          On June 9, 2000, the IT Act was enacted and was made effective as of October 17, 2000.

          The IT Act has been enacted to:

          -    give legal validity to online contracts;
          -    give legal validity to digital signatures;
          - make electronic records admissible in court in evidentiary proceedings;
          - set default rules for time and place of dispatch and receipt of electronic records;
          - allow for filing of documents with the Government of India in electronic form;
          - allow for retention of documents, information or records in electronic form;
          - set up certifying authorities to issue and supervise digital signatures;
          - set up a controller of certifying authorities to monitor and supervise the certifying authorities;
          - set up Cyber Regulations Appellate Tribunals to act as quasi-judicial bodies with respect to disputes relating to online transactions; and
          -    penalize computer crimes.

          Since the IT Act is a recently enacted legislation, it is uncertain how issues such as legal recognition of electronic records, validity of contracts entered into through the Internet and validity of digital signatures will be resolved under this legislation.

UNITED STATES FEDERAL TAX

          The following discussion describes certain U.S. federal income tax consequences of the acquisition, ownership and sale of ADSs that are generally applicable to U.S. investors. For these purposes, you are a U.S. investor if you are:

          - a citizen or resident of the United States under U.S. federal income tax laws;
          - a corporation organized under the laws of the United States or of any political subdivision of the United States; or
          - an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

          This discussion only applies to ADSs that you own as capital assets.

          Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special tax rules, including:

          -    insurance companies;
          -    tax-exempt entities;
          -    dealers in securities;
          -    financial institutions;
          - persons who own the ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADS and one or more other positions for tax purposes;
          -    persons whose functional currency is not the U.S. dollar; or
          - persons who own, actually or constructively, 10% or more of our voting stock.

          This discussion is based on the tax laws of the United States currently in effect (including the Internal Revenue Code of 1986, as amended, referred to as "the Code"), Treasury Regulations, Revenue Rulings and judicial decisions. These laws may change, possibly with retroactive effect.

          For U.S. federal income tax purposes, if you own an ADS, you will generally be treated as the owner of the equity shares underlying the ADS.

          Please consult your own tax advisor with regard to the application of the U.S. federal income tax laws to the ADSs in your particular circumstances, including the passive foreign investment company rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

TAXATION OF DIVIDENDS

          Subject to the passive foreign investment company rules described below, dividends you receive on the ADSs, other than certain pro rata distributions of common shares or rights to acquire common shares or ADSs, will generally constitute taxable dividend income (as determined for U.S. federal income tax purposes) and foreign source "passive income" or "financial services income" for U.S. foreign tax credit purposes. The amount of the dividend you will be required to include in income will equal the U.S. dollar value of the rupees constituting such taxable dividend, calculated by reference to the spot exchange rate in effect on the date the payment is received by the depositary, regardless of whether the payment is converted into U.S. dollars. If you realize gain or loss on a sale or other disposition of rupees, it will generally be U.S. source ordinary income or loss.

TAXATION OF CAPITAL GAINS

          You will generally recognize gain or loss on the sale or exchange of ADSs equal to the difference between the amount realized on such sale or exchange and your U.S. tax basis in the ADSs. Subject to the passive foreign investment company rules described below, such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the ADSs were held for more than one year. Gain or loss, if any, recognized by a U.S. investor generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

ESTATE TAXES

          An individual shareholder who is a citizen or resident of the United States as determined for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to certain conditions and limitations.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

          A foreign corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash).

          If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

          It is uncertain whether or not we will be a PFIC for U.S. federal income tax purposes for the current or future taxable years. PFIC status is a factual determination that is based on the composition of our income and the value of our assets during each year. Valuation of our assets, including goodwill, is based on the market price of the ADSs, which is subject to change from time to time. As described below, if we are treated as a PFIC, U.S. investors in ADSs may incur significantly increased U.S. federal income tax costs on the sale or disposition of ADSs and on the receipt of distributions on ADSs to the extent such distributions are treated as "excess distributions" under the U.S. federal income tax rules.

          If we are treated as a PFIC, and you are a U.S. investor in ADSs that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

      - any gain you realize on the sale or other disposition of your shares; and

      - any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

          Under these rules:

          - the gain or excess distribution will be allocated ratably over your holding period for the shares,
          - the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

          - the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and
          - the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

          Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

          If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. So long as our ADSs are traded on the Nasdaq National Market, our shares should be treated as marketable stock for this purpose. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares will be adjusted to reflect any such income or loss amounts.

          Upon request, we will furnish you with the information that you would need in order to make a qualifying electing fund election to include your share of income on current basis."

          If you own shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621 that describes the distributions received on the shares and the gain realized on the disposition of the shares.

          Please consult your own tax advisor about the possibility that we will be a PFIC and the rules that would apply to you if we were.

BACKUP WITHHOLDING AND INFORMATION REPORTING.

          If you are a non-corporate U.S. investor, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

          - dividend payments or other taxable distributions made to you within the United States; and
          - the payment of proceeds to you from the sale of shares effected at a United States office of a broker.

          Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. investor that:

          -    fails to provide an accurate taxpayer identification number,
          - is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or
          - in certain circumstances, fails to comply with applicable certification requirements.

          Payment of the proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

          - the proceeds are transferred to an account maintained by you in the United States,
          - the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or
          - the sale has some other specified connection with the United States as provided in U.S.

               Treasury regulations,

          unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

          In addition, a sale of shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

          -    a United States person,
          -    a controlled foreign corporation for United States tax purposes,
          - a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
          -    a foreign partnership, if at any time during its tax year:
          - one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
          - such foreign partnership is engaged in the conduct of a United States trade or business,

          unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

          You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

                                 USE OF PROCEEDS

          In our initial offering of our ADSs, completed in June 2000, we sold a total of 5,290,000 ADSs, representing 2,645,000 equity shares, to an underwriting syndicate (including the underwriters' over-allotment option of 690,000 ADSs representing 345,000 equity shares) at an initial offering price of US$12.00 per ADS. The managing underwriters were Goldman, Sachs & Co., Credit Suisse First Boston, and Robert Fleming Inc. We received US$57.3 million in net proceeds from the offering.

          The gross proceeds from our ADS offering were US$63.48 million, out of which US$4.4 million was paid as underwriting and management consulting fees and US$1.7 million was paid for other expenses. In fiscal year 2002, certain of the net proceeds of our ADS offering, together with the then-existing cash balances, were utilized as follows:

          - approximately US$21 million for strategic acquisitions and investments, including costs of acquisitions (approximately US$11 million was used during the fiscal 2002);
          - approximately US$16.2 million to enhance our content and service offerings and promote our brands (approximately US$8.6 million was used during the fiscal 2002); and
          - approximately US$5.1 million in capital expenditures. (approximately US$1.5 million was used during the fiscal 2002)

          As of March 31, 2002, US$26.52 million of the net proceeds of our ADS offering remain as cash and cash equivalents in banks. We are able to withdraw these deposits on demand. The Reserve Bank of India has the authority to compel us to bring the proceeds to India and have them invested in Indian rupee denominated bank accounts in India. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten per cent or more of any class of our equity securities, or any affiliates.

                      PRESENTATION OF FINANCIAL INFORMATION

          The financial information in this annual report has been prepared in accordance with US GAAP, unless we have indicated otherwise. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. The financial statements, including the notes to these financial statements, audited by Deloitte Haskins and Sells, independent accountants, are set forth at the end of this annual report.

          Although we have translated in this annual report certain Indian rupee amounts into U.S. dollars, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. All translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 29, 2002. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 29, 2002 was Rs.48.83 per US$1.00.

                             ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

          The main object as stated in our Memorandum of Association is to carry on and undertake the business of providing online information services in various languages via electronic and other forms of communications for local and other subscribers in India and abroad and to deal in all the materials connected therewith. For purposes of carrying out this main object, we are also authorized under our Memorandum of Association to carry on and undertake the business of publishers of dailies, weeklies, fortnightly, newspapers, periodicals, journals, magazines, directories, souvenirs, year-books and other literary works in the electronic and other forms in any language and on any subject and marketing including export markets, sell/distribute such published items to subscribers in India and abroad.

DESCRIPTION OF EQUITY SHARES

          The following description of equity shares does not purport to be complete and is subject to and qualified in its entirety by the Company's Articles of Association and Memorandum of Association, as amended, the provisions of the Companies Act, as currently in effect, and other applicable provisions of Indian law.

SHARE CAPITAL

          Our authorized share capital is 20,000,000 equity shares, par value Rs. 5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2002, 12,795,200 equity shares were issued and outstanding.

          The equity shares are our only class of share capital. However, our Amended and Restated Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, "shareholder" means a shareholder who is registered as a member in the register of members of our company.

PRIOR SHAREHOLDER RIGHTS AGREEMENTS

          In connection with our sales of equity shares to our investors from April 1998 through December 1999, we entered into nine separate shareholders rights agreements with our shareholders which provide for, among other things, certain preemptive, registration, co-sale and information rights, as well as the right of some shareholders to appoint members or observers of our Board of Directors. Some of the agreements also provide the shareholders with protective provisions that require us to obtain our shareholders' consent to take certain actions that would otherwise only require our Board's approval.

AMENDED AND RESTATED SHAREHOLDERS' RIGHTS AGREEMENT

          On February 24, 2000 we entered into an Amended and Restated Shareholders' Rights Agreement with all of our shareholders to amend, restate, supersede and replace all nine previous shareholder agreements we entered into with our shareholders. The Amended and Restated Shareholders' Rights Agreement, which became effective on the completion of our ADR offering, provides for the following shareholder rights:

1.        Registration Rights

          Holders of at least 30% of our equity shares can require us, subject to limitations, to effect a registration or qualification of the securities either with the Nasdaq National Market, the National Stock Exchange of India or The Stock Exchange, Mumbai. We are not required to effect:

          - more than two such registrations or qualifications pursuant to such demand registration rights;
          - a registration or qualification prior to the earlier of December 31, 2002, or six months after the effective date of any Indian law, regulation or other governmental order which allows our equity shares to be offered to the public on an Indian stock exchange; or
          - a registration for a period not to exceed 120 days, if our Board of Directors has made a good faith determination that such registration would be detrimental to us or our shareholders.

          At any time after we become eligible to file a registration statement on Form F-3, holders of our equity shares may require us to file registration statements on Form F-3 with respect to their equity shares. We are not required to effect this registration:

          -    more than once in a twelve month period;
          - unless the registration relates to securities that are valued in excess of US$1,000,000; or
          - if our Board of Directors has made a good faith determination that such registration would be detrimental to us or our shareholders.

          Each of the foregoing registration rights is subject to conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of equity shares to be included in such registration. We are required to bear all the expenses of all such registrations, except underwriting discounts and commissions. The registration rights with respect to any holder thereof terminate upon the earlier of when the holder may sell the equity shares within a three month period pursuant to Rule 144 of the Securities Act, or the time when the holder is able to convert the registrable securities into ADSs which, beginning on June 24, 2002, are traded on the Nasdaq SmallCap Market.

2.        Other Rights

          The Amended and Restated Shareholders' Rights Agreement also provides certain preemptive, information and co-sale rights to our shareholders.

DIVIDENDS

          Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Amended and Restated Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company's equity shares. Any dividend recommended by the Board of Directors subject to the limitations described above, will be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. The Board of Directors may also declare interim dividend and the amount of dividend, including interim dividend, is required to be deposited in a separate bank account within five days from the date of declaration of such dividend. If such dividend, including interim dividend, has not been paid or claimed within 30 days of declaration of such dividend, we are required to transfer the total amount of dividend which remains unpaid or unclaimed within 7 days of the expiry of the 30 day period, to a special bank account. Under the Companies Act if a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of the dividend, each director of the company, if he is knowingly a party to the default, will be punishable with imprisonment and also liable to a fine. Pursuant to our Amended and Restated Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to the depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker's order.

          Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend the Companies Act requires that we provide for depreciation in accordance with the Companies Act and also transfer to its reserves a minimum percentage of its profits for that year, not exceeding 10% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions:

          - the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;
          - the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and
          - the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

          As of April 1, 2002, the dividend distribution tax will not be required to be paid on the total dividend declared, distributed or paid by the Company. The Company will however be required to withhold tax at 10.5% (including 5% surcharge) in the case of resident shareholders. In the case of non-residents, the withholding tax is either at the prescribed rate of 10.5% or at the treaty rate, whichever is lower.

BONUS SHARES

          In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which are similar to a stock dividend. The Companies Act also permits the issuance of bonus shares from a securities premium account.

These bonus shares must be distributed to shareholders in proportion to the number of equity shares owned by them. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

PREEMPTIVE RIGHTS AND ISSUE OF ADDITIONAL SHARES

          The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, this special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. If the special resolution is not approved, the new shares must first be offered to the existing shareholders as of a fixed record date. The offer must include: (1) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (2) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. Our Board of Directors is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the Company.

ANNUAL GENERAL MEETINGS OF SHAREHOLDERS

          We must convene an annual general meeting of shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

          The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the Board of Directors. Our registered office is located at 4th Floor, Sterling Centre, Dr. Annie Besant Road, Worli, Mumbai 400 018, India.

          Our Articles of Association provide that a quorum for a general meeting is the presence of at least five shareholders in person.

VOTING RIGHTS

          At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs.50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

          Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

          Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. However, specified resolutions such as amendments to our Amended and Restated Articles of Association and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution.

          Pursuant to the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, issued on March 9, 2001, by the Department of Company Affairs, Government of India, a company limited by shares is authorized to issue shares with differential voting rights if the articles of association of the company so authorizes. Our Amended and Restated Articles of Association do not authorize issue of shares with differential voting rights.

          Pursuant to Section 192A of the Companies Act, a listed public company has an option to pass any resolution relating to such businesses as notified by the Central Government through a postal ballot. Since as of the date of this annual report, the Company is not a "listed public company", as such term is defined under the Companies Act, the provisions of Section 192A of the Companies Act do not currently apply to us.

          Holders of our ADSs may exercise voting rights only through a depositary, unlike an owner of equity shares, who can exercise voting rights directly. An owner of ADSs generally will have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the equity shares represented by the ADSs. Owners of ADSs have no rights pursuant to the Companies Act, under which we were incorporated, and are limited to those rights granted to them pursuant to the deposit agreement.

          It is our expectation that our Depositary will mail to the owners of ADSs any notice of shareholders' meeting timely received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the equity shares represented by ADSs. If the Depositary timely receives voting instructions from an owner of ADSs, it will endeavor to vote the securities represented by those ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received from owners of a majority of the ADSs for which the depositary bank receives voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of ADSs will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner.

REGISTER OF SHAREHOLDERS; RECORD DATES; TRANSFER OF SHARES

          We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

          To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days' prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

          Following the introduction of the Depositories Act, 1996, as amended, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, as amended, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board constituted under Section 10E of the Companies Act. Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India

Act, 1992 or the regulations issued there under or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the Company Law Board may, on application made by the company, a depository incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

          Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates.

DISCLOSURE OF OWNERSHIP INTEREST

          Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether
Section 187C applies to holders of ADSs, investors who exchange ADSs for the underlying equity shares will be subject to the restrictions of Section 187C. The provisions of Section 187C of the Companies Act do not, however, apply to a trustee holding shares of a company for the benefit of the beneficiaries of a trust.

AUDIT AND ANNUAL REPORT

          At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies in Mumbai, which is in the State of Maharashtra, India. Our registered office is located in Mumbai. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.

COMPANY ACQUISITION OF EQUITY SHARES

          Under the Companies Act, approval of at least 75% of a company's shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company's share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act. In addition, private and unlisted public companies. such as ours, would have to comply with the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999, notified by the Ministry of Law, Justice and Company Affairs of the Government of India on July 6, 1999 and public companies which are listed on a recognized stock exchange in India would have to comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are not listed on any recognized stock exchange in India, we would have to comply with the relevant provisions of the Companies Act and the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999.

LIQUIDATION RIGHTS

Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares. Further, in the event of a winding up, the shareholders of the Company would be liable for an amount not exceeding the aggregate unpaid amount of the face value of shares of the Company held by such shareholders. All surplus assets after payments to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

DOCUMENTS ON DISPLAY

          This annual report and other information filed or to be filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at:

          -    Judiciary Plaza
               450 Fifth Street, N.W.
               Room 1024
               Washington, D.C. 20529

          -    Seven World Trade Center
               13th Floor
               New York, New York 10048; and

          -    Northwestern Atrium Center
               500 West Madison Street
               Suite 1400
               Chicago, Illinois 60661-2511

          Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W., Washington, D.C. 20549, at prescribed rates.

          The SEC maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are not required to use the EDGAR system.

          Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India.

                        INDEX TO US FINANCIAL STATEMENTS

                                                                                                Page
Independent Auditors' Report on the consolidated Financial Statement........................     F-2

Independent Auditors' Report on the Financial Statement of Subsidiary Company,
Rediff Holdings Inc........................................................................     F-3

Consolidated Balance Sheets at March 31, 2001 and 2002.....................................      F-4

Consolidated Statements of Operations for the year ended March 31,2000, 2001 and 2002.......     F-5

Statement of shareholders' Equity for the years ended March 31,2000, 2001 and 2002..........     F-6

Consolidated Statement of Cash Flows for the year ended March 31, 2000, 2001 and 2002.......     F-7

Notes to Consolidated Financial Statement...................................................     F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Rediff.com India Limited

          We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries ("the Company") as of March 31, 2001 and 2002, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended March 31,2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary of the Company, (Rediff Holdings Inc. and its subsidiaries, Rediff.com Inc. and India Abroad Publications Inc.) for the year ended March 31, 2002, which statements reflect total assets and total revenues constituting 25% and 21%, respectively, of the related consolidated totals for that year. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Company for the year ended March 31, 2002 is based solely on the report of such other auditors.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2001 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2(b), these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.

Deloitte Haskins & Sells
Mumbai, India
Dated: June 21, 2002.

                         Report of Independent Auditors

The Board of Directors
Rediff Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Rediff Holdings, Inc. and Subsidiaries as of March 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rediff Holdings, Inc. and Subsidiaries at March 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                                   Ernst & Young LLP

April 26, 2002

                            REDIFF.COM INDIA LIMITED

            CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2001 AND 2002

                                                                                              MARCH 31,
                                                                                   -------------------------------
                                                                                        2001             2002
                                                                                   --------------   --------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents.....................................................    US$ 47,653,756   US$ 26,519,847
 Trade accounts receivable, (net of allowances of US$ 443,343
 and US$ 841,160 at March 31, 2001 and 2002, respectively).....................           890,702        1,092,931
 Inventories..................................................................           942,911          472,926
 Prepaid expenses and other current assets.....................................         1,028,227        1,874,839
 Recoverable income taxes......................................................           239,416          577,322
                                                                                   --------------   --------------
   Total current assets........................................................        50,755,012       30,537,865
Property, plant and equipment - net............................................         5,220,931        3,850,553
Goodwill and intangible assets - net...........................................         7,081,887       17,379,993
Investments...................................................................         3,284,916               --
Other assets...................................................................         1,154,552          481,679
                                                                                   --------------   --------------
   TOTAL ASSETS................................................................    US$ 67,497,298   US$ 52,250,090
                                                                                   --------------   --------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable and accrued liabilities......................................    US$  7,119,684   US$  7,709,068
 Customer deposits.............................................................                --          214,343
 Unearned revenues.............................................................           127,915          137,501
 Bank balance overdrawn........................................................               753           65,130
                                                                                   --------------   --------------
   Total current liabilities...................................................         7,248,352        8,126,042
Unexpired subscription revenues................................................                --          119,750
                                                                                   --------------   --------------
TOTAL LIABILITIES..............................................................         7,248,352        8,245,792
COMMITMENTS AND CONTINGENCIES (See note 20)....................................                --               --
SHAREHOLDERS' EQUITY
 Equity shares: par value -- Rs.5, Authorized: 20,000,000 shares;
 Issued and outstanding: 12,795,200 (See note 11)..............................         1,534,308        1,534,308
 Additional paid in capital....................................................        76,902,065       76,903,671
 Other comprehensive income (loss) ...........................................        (3,259,356)      (4,739,065)
 Deferred compensation expense (See note 18)...................................                --           (1,539)
 Accumulated deficit...........................................................       (14,928,071)     (29,693,077)
TOTAL SHAREHOLDERS' EQUITY.....................................................        60,248,946       44,004,298
                                                                                   --------------   --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.....................................    US$ 67,497,298   US$ 52,250,090
                                                                                   --------------   --------------

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            REDIFF.COM INDIA LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR EACH OF THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

                                                                                 YEARS ENDED MARCH 31,
                                                                 --------------------------------------------------
                                                                      2000             2001              2002
                                                                 --------------   ---------------   ---------------
OPERATING REVENUES
 Media services...............................................   US$  1,464,648   US$   4,641,613   US$   7,533,191
 Merchandizing services ......................................          441,452           591,608           325,764
 Communications services .....................................               --           387,646        16,902,610
                                                                 --------------   ---------------   ---------------
Total revenues................................................        1,906,100         5,620,867        24,761,565
Cost of goods sold
 Merchandizing services.......................................          392,000           147,019                --
 Communications services......................................                            303,548        12,572,725
                                                                 --------------   ---------------   ---------------
Total cost of goods sold......................................          392,000           450,567        12,572,725
                                                                 --------------   ---------------   ---------------
Net Revenues..................................................        1,514,100         5,170,300        12,188,840
                                                                 --------------   ---------------   ---------------
Cost of revenues
 Media services...............................................          548,905         2,031,370         4,951,501
 Merchandizing services.......................................           11,654           123,646           146,523
 Communications services......................................               --            10,243           426,100
                                                                 --------------   ---------------   ---------------
   Total cost of revenues.....................................          560,559         2,165,259         5,524,124
                                                                 --------------   ---------------   ---------------
Gross profit..................................................          953,541         3,005,041         6,664,716
                                                                 --------------   ---------------   ---------------
OPERATING EXPENSES
 Sales and marketing..........................................        5,275,918         7,459,907         4,165,050
 Product development..........................................          866,170         2,651,834         3,325,719
 General and administrative...................................        1,726,532         4,804,730         8,538,825
Restructuring costs (see note 7) and legal fees...............               --                --           848,398
Investments and goodwill written off (see notes 3 and 8)......               --                --         6,577,756
                                                                 --------------   ---------------   ---------------
 Total operating expenses.....................................        7,868,620        14,916,471        23,455,748
                                                                 --------------   ---------------   ---------------
Loss from operations..........................................       (6,915,079)      (11,911,430)      (16,791,032)
                                                                 --------------   ---------------   ---------------
 Other income
 Interest income..............................................          248,415         2,920,721           917,378
 Foreign exchange gain, net...................................               --         2,569,513         1,079,260
 Miscellaneous................................................            4,423            81,182            17,579
                                                                 --------------   ---------------   ---------------
                                                                        252,838         5,571,416         2,014,217
                                                                 --------------   ---------------   ---------------
Loss before income taxes......................................       (6,662,241)       (6,340,014)      (14,776,815)
Income tax (expense) benefit..................................           (3,456)          (24,502)           11,809
                                                                 --------------   ---------------   ---------------
NET LOSS......................................................   US$ (6,665,697)  US$  (6,364,516)  US$ (14,765,006)
                                                                 ==============   ===============   ===============
Weighted average number of equity shares -- basic and diluted.        8,765,495        12,253,282        12,795,200
                                                                 ==============   ===============   ===============

Loss per share -- basic and diluted...........................   US$      (0.76)  US$       (0.52)  US$       (1.15)
Loss per ADS -- (where 2 ADS s are equal to 1 equity share)
  basic and diluted...........................................   US$      (0.38)  US$       (0.26)  US$       (0.58)

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            REDIFF.COM INDIA LIMITED

                       STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR EACH OF THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

                                           EQUITY SHARES
                                    -------------------------
                                          (SEE NOTE 11)
                                    -------------------------    ADDITIONAL        OTHER         DEFERRED
                                       NUMBER                     PAID IN      COMPREHENSIVE   COMPENSATION
                                     OF SHARES     AMOUNT         CAPITAL      INCOME (LOSS)     EXPENSE
                                    ----------  -------------  --------------  --------------  ------------
BALANCE, AS OF APRIL 1, 1999......   7,245,400  US$   901,705  US$  1,183,501  US$     99,640    US$      -
Issue of new equity shares net of
 expenses.........................   2,904,800        335,208      18,761,841
Net loss..........................
Other comprehensive income-
 translation adjustment...........                                                      3,479
                                    ----------  -------------  --------------  --------------    ----------

BALANCE, AS OF MARCH 31, 2000.....  10,150,200      1,236,913      19,945,342         103,119
Issue of new ADSs, (where 2 ADS
are equal to 1 equity share), net
of expenses                          2,645,000        297,395      56,956,723
Net loss..........................
Other comprehensive income-
  translation adjustment..........                                                 (3,362,475)
                                    ----------  -------------  --------------  --------------    ----------

BALANCE, AS OF MARCH 31, 2001.....  12,795,200      1,534,308      76,902,065      (3,259,356)

Compensation related to stock
option grants.....................                                      1,606                        (1,606)
Amortization of compensation
related to stock option                                                                                  67
grants............................

Net loss..........................

Other comprehensive income-
 translation adjustment...........                                                 (1,479,709)
                                    ----------  -------------  --------------  --------------    ----------
BALANCE, AS OF MARCH 31, 2002.....  12,795,200  US$ 1,534,308  US$ 76,903,671  US$ (4,739,065)   US$ (1,539)
                                    ==========  =============  ==============  ==============    ==========

                                      ACCUMULATED
                                        DEFICIT          TOTAL
                                    ---------------  --------------
BALANCE, AS OF APRIL 1, 1999......  US$  (1,897,858) US$    286,988
Issue of new equity shares net of
 expenses.........................                       19,097,049
Net loss..........................       (6,665,697)     (6,665,697)
Other comprehensive income-
 translation adjustment...........                            3,479
                                    ---------------  --------------

BALANCE, AS OF MARCH 31, 2000.....       (8,563,555)     12,721,819
Issue of new ADSs, (where 2 ADS
are equal to 1 equity share), net
of expenses                                              57,254,118
Net loss..........................       (6,364,516)     (6,364,516)
Other comprehensive income-
  translation adjustment..........                       (3,362,475)
                                    ---------------  --------------

BALANCE, AS OF MARCH 31, 2001.....      (14,928,071)     60,248,946

Compensation related to stock
option grants.....................                               --
Amortization of compensation
related to stock option                                          67
grants............................

Net loss..........................      (14,765,006)    (14,765,006)

Other comprehensive income-
 translation adjustment...........                       (1,479,709)
                                    ---------------  --------------
BALANCE, AS OF MARCH 31, 2002.....  US$ (29,693,077) US$ 44,004,298
                                    ===============  ==============

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            REDIFF.COM INDIA LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR EACH OF THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002

                                                                                 YEARS ENDED MARCH 31,
                                                                  ----------------------------------------------------
                                                                        2000              2001               2002
                                                                  ---------------   ---------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss.......................................................   US$  (6,665,697)  US$  (6,364,516)  US$  (14,765,006)
Adjustments to reconcile net loss to net cash used in
 operating activities:
Depreciation and amortization..................................           229,344         1,087,430          2,981,939
Amortization of goodwill and intangibles.......................                --           131,682          3,352,356
Other than temporary diminution in the value of investments....                --            95,408          3,261,248
Loss on sale of property, plant and equipment..................             4,246            39,016             44,304
Stock based compensation expense...............................                --                --                 67
Changes in assets and liabilities:
 Trade accounts receivable.....................................          (489,530)          (39,548)           233,283
 Prepaid expenses and other current assets.....................        (1,222,279)          336,553           (765,332)
 Accounts payable and accrued liabilities......................         2,705,871           700,622         (2,397,299)
 Unearned revenues.............................................           297,840          (249,252)          (278,917)
 Inventories...................................................                --           149,857            469,985
 Customer deposits.............................................                --                --            (28,160)
 Recoverable income taxes......................................           (28,400)         (178,781)          (313,124)
 Unexpired subscription revenues...............................                --                --            119,750
 Deferred Income Taxes.........................................                --                --            174,000
Other assets...................................................          (272,750)         (876,259)           715,389
                                                                  ---------------   ---------------   ----------------
Net cash used in operating activities..........................        (5,441,355)       (5,167,788)        (7,195,517)
                                                                  ---------------   ---------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Payments to acquire property, plant and equipment.............        (1,754,322)       (3,573,432)        (1,535,885)
 Purchase consideration for acquisitions.......................                --        (6,705,630)       (10,953,875)
 Refund from stockholder.......................................                --                --            741,248
 Cash acquired on acquisitions.................................                --           864,638            116,048
 Purchases of investments......................................          (137,612)       (3,311,517)                --
 Sale of investments...........................................                --            68,805                 --
 Proceeds from sales of property, plant and equipment..........            10,482            11,210             12,042
                                                                  ---------------   ---------------   ----------------
    Net cash used in investing activities......................        (1,881,452)      (12,645,926)       (11,620,422)
                                                                  ---------------   ---------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from loans from related parties......................           163,660                --                 --
 Repayment of loans to related parties.........................          (612,917)               --                 --
 Repayment of long term debt...................................                --                --           (861,929)
 Net proceeds from issue of equity shares......................        19,097,049                --                 --
 Net proceeds from issue of ADSs...............................                --        57,254,118                 --
                                                                  ---------------   ---------------   ----------------
    Net cash provided by (used in) financing activities........        18,647,792        57,254,118           (861,929)
                                                                  ---------------   ---------------   ----------------
Effect of exchange rate changes on cash........................             3,479        (3,362,475)        (1,456,041)
Net increase (decrease) in cash and cash equivalents...........        11,328,464        36,077,929        (21,133,909)
Cash and cash equivalents at the beginning of the year.........           247,363        11,575,827         47,653,756
                                                                  ---------------   ---------------   ----------------
Cash and cash equivalents at the end of the year...............   US$  11,575,827   US$  47,653,756   US$   26,519,847
                                                                  ---------------   ---------------   ----------------
  Supplemental disclosure of cash flow information:
 U.S. Federal income taxes paid................................   US$          50   US$       3,900   US$       12,208
 Bank interest paid............................................   US$          --   US$       2,109   US$       19,773
  Supplemental disclosure of non-cash activity:
 Barter transaction included as revenue and expense............   US$       9,813   US$          --   US$           --
 Conversion of optionally convertible preference shares
  into equity shares (See note 4)..............................   US$          --   US$      68,807   US$           --

           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            REDIFF.COM INDIA LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        ORGANIZATION AND BUSINESS

          Rediff.com India Limited (the "Company") was incorporated in India on January 9, 1996 under the Indian Companies Act, 1956. It was converted to a public limited Company on May 29, 1998. On June 14, 2000, the Company listed its ADSs on the Nasdaq National Market through an initial public offering.

          In February 2001, the Company established Rediff Holdings, Inc ("RHI"), a Delaware Corporation, as a wholly-owned subsidiary to act as a holding company for some of its investments in the United States of America. On February 27, 2001, RHI acquired thinkindia.com Inc ("thinkindia") which provides the Company with technology, marketing and content support in the United States. In March 2001, the Company acquired Value Communications Corporation ("ValuCom"), an Illinois Corporation that provides internet-based marketing of prepaid long distance service in the United States. On April 27, 2001, RHI acquired India Abroad Publications, Inc ("India Abroad"), an offline and online news company. For further information, See note 4.

          The Company is one of the leading Internet destinations, or portals, focusing on India and the global Indian community. Its website consists of interest specific channels relevant to Indian interests including cricket and movies, extensive community features including e-mail and chat, and e-commerce offerings. The Company also offers broadband and wireless content to users who have access to these services. Following the acquisitions of ValuCom and, with effect from April 2001, India Abroad, the Company also provides prepaid long distance communications services and provides online and offline news services to subscribers.

2.        SIGNIFICANT ACCOUNTING POLICIES

          (a)       PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Company and its directly and indirectly held subsidiaries RHI, India Abroad, thinkindia (now Rediff.com Inc) and ValuCom, which have been consolidated from their respective dates of acquisition (See note 4). All material inter-company accounts and transactions are eliminated on consolidation.

          (b)       BASIS OF PREPARATION OF FINANCIAL STATEMENTS

          The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). All amounts have been stated in U.S. dollars. US GAAP differs in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general-purpose financial statements. Principal differences insofar as they relate to the Company include consolidation of subsidiaries, accounting for business combinations, valuation of investments, accounting for deferred income taxes, stock based compensation and accounting for website development costs, and the presentation and format of the financial statements and related notes.

          (c)       USE OF ESTIMATES

          The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (d)       REVENUE RECOGNITION

                    MEDIA SERVICES
                    (PREVIOUSLY TERMED "ADVERTISING AND SERVICES")

          Media Services primarily include advertisement and sponsorship income derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided, and, income earned from designing and managing customers' websites and advising customers on their internet strategy. Following the acquisition of India Abroad on April 27, 2001, media services also include revenue from consumer subscriptions and advertising revenues from the publication of advertisements in INDIA ABROAD, a weekly newspaper distributed primarily in the United States and Canada.

          Revenue from banners and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

          The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination, and integration of the customers' content. Revenue related to the design, coordination and integration of the customer's content is recognized ratably over the term of the contract.

          Website development services principally comprise services relating to designing a client's Internet strategy, marketing approach and assistance with graphics, layout, artwork and content of the client's website. Revenue from such services on large contracts that take relatively longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time are recognized on completion of the entire contract. During fiscal 2002, such short-term contracts constituted substantially all of these services.

          Advertising revenues from INDIA ABROAD are recognized at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscriptions.

                    MERCHANDIZING SERVICES
                    (PREVIOUSLY TERMED "E-COMMERCE")

          Merchandizing Services constitute the Company's e-commerce activities and primarily consist of sales of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store. Revenues from merchandizing services are described below.

          Until June 30, 2000, the Company sourced products from a network of vendors with whom it had established contractual relationships relating to terms of supply and pricing. When a customer placed an order with the Company, the Company placed a corresponding order with the appropriate vendor. Once the vendor dispatched the goods, the Company recorded a receivable (from the customer in the case of C.O.D. orders, or from the Company's bank or credit card processing agent, in the case of credit card orders), and a payable to the vendor. Upon dispatch of the goods, the Company normally took on inventory and credit risk, as well as the obligation to pay the vendor. The Company therefore was liable for losses related to undelivered, damaged or returned goods. The Company controlled the selling price to the customer. The Company was the "principal" in such transactions, and therefore recognized as revenue the gross value of such sales. Revenues were recorded net of sales discounts and returns.

          From July 1, 2000 the Company progressively began operating under a new business model, which the Company refers to as the "MARKETPLACE" model. Under this model customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/ debit card or checks, or whether the payment is to be made by the customer on C.O.D basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of the transactions executed during the month for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. In the "MARKETPLACE" model, the Company recognizes as revenues the net margin earned on these transactions. Consistent with this change, the presentation of the consolidated statement of operations reflects the cost of goods and cost of revenues separately. During fiscal 2002 all merchandizing activities of the Company were carried out under this model.

          Revenues from merchandizing services also include fees charged to vendors for creating, designing, and hosting the vendors' product information on the Company's website. Such fees are amortized over the hosting contract period.

          COMMUNICATION SERVICES

          Communication services primarily include Internet based marketing of prepaid long distance calling services.

          Revenue from communication services is derived from marketing services to consumers and small businesses. These are provided by packaging long distance service from large telecommunication companies into Prepaid Identification Numbers ("PINs") and prepaid calling cards for sale on its internet site or call-in center. The Company recognizes revenue as PINs and prepaid calling cards are delivered to customers.

          (e)       COSTS AND EXPENSES

          Costs and expenses have been classified according to their primary functions within the enterprise in the following categories:

          COST OF GOODS SOLD

          These costs primarily include costs of products purchased from vendors for sale to e-commerce customers and the cost of prepaid long distance service purchased from long distance carriers.

          COST OF REVENUES

          These costs primarily include employee compensation of staff that are directly involved or related to the production of services, fees paid to third-party content providers and outward freight on e-commerce sales.

          SALES AND MARKETING

          These costs primarily include employee compensation to sales and marketing personnel, advertising, business promotion expenses and market research costs.

          PRODUCT DEVELOPMENT

          These costs primarily include employee compensation, Internet communications costs, and, until June 30, 2000, purchased software costs and developments to enhance the features and functionality of the Company's website. Third-party software expenses in the years ended March 31, 2000 and 2001 were US$159,536 and US$127,690 respectively. Effective July 1, 2000, the Company prospectively adopted EITF 00-02, "Accounting for website development costs" (See note 2(i)).

          GENERAL AND ADMINISTRATIVE

          These costs primarily include employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, depreciation, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, valuation allowances and other general expenses.

          (f)       CASH AND CASH EQUIVALENTS

          The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand and cash on deposit with banks.

          (g)       INVENTORY

          Inventory comprising prepaid long distance service PINs are reported at the lower of average cost and market.

          (h)       PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment are stated at cost. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

                    Furniture and fixtures.....................      10 years
                    Computer equipment and software............       3 years
                    Office equipment...........................      10 years
                    Vehicles...................................       8 years
                    Leasehold improvements.....................       6 years
                    Website development costs..................       3 years

          (i)       WEBSITE DEVELOPMENT COSTS

          With effect from July 1, 2000, the Company prospectively adopted EITF 00-02, "Accounting for website development costs." Costs incurred in the operations stage that provide additional functions or features to the Company's website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs as incurred. The adoption of this standard resulted in a reduction of these expenses of US$907,556 in the year ended March 31, 2001.

          (j)       GOODWILL AND INTANGIBLE ASSETS

          The Company capitalizes the cost of purchased goodwill and other intangibles.

          Until March 31, 2001, the Company amortized the cost of such goodwill and intangibles using the straight line method over their estimated useful lives, ranging from three to seven years for goodwill and generally not exceeding three years for intangibles.

          With effect from April 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and ceased to amortize the remaining cost at March 31, 2001 of goodwill and intangibles that do not have a finite life. Instead, in accordance with the two-step methodology required by SFAS No. 142, the Company tests unamortized balances for goodwill and intangible assets that do not have a finite life for impairment annually, on March 31 or earlier upon the occurrence of a triggering event.

          The adoption of SFAS No. 142 resulted in an increase in net loss of US$1,650,704 for the year ended March 31, 2002 (Also See note 8).

          (k)       FOREIGN CURRENCY TRANSLATION

          The accompanying financial statements are reported in U.S. dollars. The functional currency of the parent is the Indian rupee ("Rs." or "rupee") while that of its subsidiaries is the U.S. Dollar. The translation of rupees into U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income, which is a separate component of shareholders' equity. Such translation should not be construed as representation that the rupee amounts have been or could be translated into U.S. dollars at any particular rate, or at all.

          Transactions in foreign currency are recorded at the original rates of exchange in force at the time the transactions are effected. Monetary items denominated in a foreign currency are restated using the exchange rates prevailing at the date of the balance sheet. Exchange differences arising on settlement of transactions and restatement of assets and liabilities at the balance sheet date are recognized in operations.

          The Company enters into foreign exchange forward contracts from time to time to limit the effect of exchange rate fluctuations on its foreign currency bank balances. The counter parties to the Company's foreign currency forward contracts generally are banks. Gains and losses on these contracts are recognized in the statement of operations in accordance with SFAS No. 52, Foreign Currency Translation.

          (l)       LOSS PER SHARE

          The Company reports basic and diluted loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic loss per share has been computed by dividing the net loss for the year by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted loss per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

          (m)       INCOME TAXES

          Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for each entity and taxing jurisdiction for future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities and their respective tax bases and operating loss carry-forwards, measured using the enacted tax rates expected to apply in the years in which such temporary differences are expected to be recovered or settled. The effect of changes in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

          (n)       FAIR VALUE OF FINANCIAL INSTRUMENTS

          The carrying amounts for cash, cash equivalents, accounts receivable, accounts payable and bank overdrafts approximate their fair values due to the short maturity of these instruments.

          (o)       INVESTMENTS

          The Company classifies investments into held to maturity, trading or available for sale based on management's intent at the time of purchase. Available for sale equity securities with readily determinable market values and all debt securities are carried at fair value. Available for sale equity securities for which there are no readily determinable market values are carried at cost, less an allowance for impairments that are other than temporary. Unrealized gains or losses on available for sale securities are treated as other comprehensive income, a separate component of shareholders' equity.

          (p)       IMPAIRMENT OF LONG-LIVED ASSETS

          Whenever events or changes in circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Company subjects such long lived assets to a test of recoverability, based on the undiscounted cash flows expected from use or disposition of such assets. Such events or circumstances would include changes in the market, technological obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Company recognizes an impairment loss based on the estimated fair values using discounted cash flows and the carrying value of the asset.

          (q)       STOCK BASED COMPENSATION

          The Company uses the intrinsic value method specified under APB Opinion No. 25 to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and the fair value method specified in SFAS 123 to account for the compensation cost of stock options and awards granted to associates of the Company. Pro forma disclosures, as applicable, required under SFAS No. 123 have been provided in note 18.

          (r)       CLASSIFICATION

          Certain prior years' balances have been reclassified to conform to the current year's presentation. These have no effect on previously reported results of operations or shareholders' equity.

          (s)       IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

          The following is a brief description of a recently issued accounting standard, which could apply, to the Company:

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this standard is not expected to have a significant impact on the Company's financial position or result of operations.

3.        INVESTMENTS

          Investments are comprised of:

                                                        AS OF MARCH 31,
                                                 ----------------------------
                                                       2001           2002
                                                 --------------   -----------

Equity shares, at cost less diminution........   US$  3,284,916   US$       -
                                                 ==============   ===========

          The market environment, including general conditions affecting the technology industry together with the downturn in valuations of dot.com companies caused the Company to re-examine whether the values of its Internet investments were appropriate. After reviewing key financial indicators for such investments, which were unlisted and illiquid, the Company concluded that such investments had suffered permanent impairment. Accordingly, during the year ended March 31, 2002, the Company wrote off the value of these investments and recorded an impairment expense of US$3,261,248.

4.        BUSINESS COMBINATIONS AND ACQUISITIONS

FOOTFORWARD COMMUNICATIONS PRIVATE LIMITED

          On June 30, 2000, the Company entered into an agreement with Footforward Communications Private Limited ("Footforward") an Indian Internet portal company dedicated to women, to acquire certain tangible and intangible assets of Footforward, such as computers, office equipment, content and domain names for an aggregate consideration of US$49,092. At the same time, the Company entered into a non-compete agreement with Footforward's founding shareholder, prohibiting her from establishing a similar business for a period of four years, in consideration for the payment of a non-compete fee of US$68,303. The purchase consideration has been allocated as follows:

          Property, plant and equipment...........             US$    16,089
          Intangible assets.......................                   101,306
                                                               -------------
                                                               US$   117,395
                                                               =============

          On June 30, 2000, the Company also sold its investment in optionally convertible preference shares of Footforward to its founding shareholder for US$68,805 and recognized no gain or loss on sale.

REDIFF.COM INC. (FORMERLY THINKINDIA.COM, INC OR "THINKINDIA")

          On February 28, 2001, the Company completed the acquisition of thinkindia, a privately held company incorporated under the laws of the State of Delaware, engaged in the activity of operating an U.S. based portal focusing on Indians worldwide, by payment of US$3 million to its shareholders.

          The transaction has been accounted for by the purchase method, which resulted in creation of goodwill of approximately US$3.4 million. In accordance with APB Opinion No. 18, the goodwill was amortized over its life of three years. The consideration has been allocated to the fair values of assets acquired and the liabilities assumed as follows:

     Cash and cash equivalents.......................................................     US$   114,824
     Trade accounts receivable.......................................................            13,250
     Prepaid expenses and other current assets.......................................            60,667
     Property, plant and equipment, net..............................................           740,833
     Goodwill.......................................................................         3,411,276
     Accounts payable and accrued liabilities........................................          (896,728)
                                                                                          -------------
          Total purchase consideration, including direct costs of acquisition........     US$ 3,444,122
                                                                                          -------------

          On March 6, 2001, thinkindia's name was changed to Rediff.com Inc. The operating results of thinkindia have been consolidated from February 28, 2001.

          In April 2001, Rediff.com Inc. was restructured. (See notes 7 and 8 for details).

VALUE COMMUNICATIONS CORPORATION ("VALUCOM")

          On March 23, 2001, the Company acquired the entire outstanding common stock of ValuCom, a company that provides internet-based marketing of prepaid long distance service to over 200 countries worldwide.

          In terms of the Stock Purchase Agreement between the Company and ValuCom's shareholders, the consideration comprised of US$3 million which was paid by the Company on March 23, 2001 plus a deferred consideration (called earn-out payments) payable over a period of two years which is contingent upon ValuCom achieving specified earnings levels in those years. The earn-out payments are based on a formula that applies a multiplier to the profits before tax (as defined by the agreement) of ValuCom. The multiplier is, in turn, based on the revenues of ValuCom in those years and ranges from 2 times to 2.5 times of such profits before tax.

          The transaction has been accounted for by the purchase method, which resulted in an initial creation of goodwill of approximately US$3.7 million. The purchase price and its allocation were revised during the year to account for the preliminary estimate of the earn-out payment of US$3 million determined by the Company based on its interpretation of the Stock Purchase Agreement. The Company is presently in negotiations with ValuCom's former shareholders to clarify certain contract descriptions and to finalize the earn-out payment. The former ValuCom shareholders have, based on their interpretation of the Stock Purchase Agreement, claimed an earn-out payment of US$4 million. Consequently the purchase price and resulting goodwill upon finalization of earn-out payment can therefore increase by up to US$1 million.

          The fair values of assets acquired and liabilities assumed, as of March 31, 2002 are as follows:

     Cash and cash equivalents......................................................      US$    749,814
     Trade accounts receivable......................................................              10,688
     Inventory.....................................................................           1,092,768
     Prepaid expenses and other current assets......................................              71,229
     Property, plant and equipment, net.............................................              74,827
     Other Assets...................................................................               5,543
     Goodwill net...................................................................           6,824,693
     Accounts payable and accrued liabilities.......................................          (2,002,835)
                                                                                          --------------
           Total purchase consideration, including direct costs of acquisition......      US$  6,826,727
                                                                                          --------------

          The assets and liabilities are recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The purchase price and its allocation is subject to further adjustment based on a final determination of the net assets (the "net worth adjustment") of ValuCom and resolution of certain contingencies.

          The operating results of ValuCom have been consolidated from March 23, 2001, the date of its acquisition.

INDIA ABROAD PUBLICATIONS INC ("INDIA ABROAD")

          On April 27, 2001, the Company acquired substantially all of the outstanding voting shares of India Abroad Publications Inc, a New York corporation, for an aggregate net consideration of approximately US$10 million. India Abroad is an offline and online news company .

          Pursuant to the stock purchase agreement (as amended) entered into between the Company and certain of India Abroad's shareholders, at the closing of the acquisition, the Company paid approximately US$11.4 million to the selling shareholders of India Abroad. Simultaneously with the acquisition, the former principal shareholder repurchased certain assets for approximately US$1.1 million resulting in an estimated gain of approximately US$314,000, which has been recorded as reduction of goodwill. Of the amount to be paid to the former principal shareholder, the Company has placed US$2,000,000 in an escrow account.

          The Company has accounted for this acquisition by the purchase method, in accordance with APB Opinion No. 16, which resulted in the creation of goodwill of approximately US$10.5 million. The assets and liabilities are recorded at estimated fair values as determined by the company's management based on information currently available and on current assumption as to future operations.

          The fair value of assets acquired and liabilities assumed, as of March 31, 2002 are as follows:

Cash and cash equivalents.......................................................    US$    116,048
Trade accounts receivable.......................................................           435,512
Due from former shareholder.....................................................           741,248
Prepaid expenses and other current assets.......................................            66,273
Prepaid taxes...................................................................            24,782
Net assets held for sale........................................................         1,040,914
Deferred income taxes - current.................................................            36,000
Property, plant and equipment, net..............................................           267,811
Deferred income taxes - non current.............................................           138,000
Other assets...................................................................            42,516
Goodwill, net...................................................................        10,515,168
Borrowings.....................................................................          (861,929)
Accounts payable and accrued liabilities........................................          (530,535)
Customer deposits...............................................................          (242,503)
Unexpired subscription revenues.................................................          (354,447)
                                                                                    --------------
     Total purchase consideration, including direct costs of acquisition            US$ 11,434,858
                                                                                    ==============

          On June 29, 2001 the Company repaid the borrowing amounting to US$861,929 assumed in the India Abroad acquisition.

          The following unaudited pro forma condensed consolidated results of operations are presented as if the Company's investment in India Abroad was made at the beginning of the immediately preceding period. The pro forma condensed consolidated results of operations for the current period have not been provided, since the acquisition was near the beginning of the period. The pro forma condensed consolidated results of operations also reflect the amortization of goodwill attributable to the investment. This information is not necessarily indicative of the actual results that would have occurred had the acquisition been made as of the beginning of the period presented or the future results of the combined operations.

                                                                                                    UNAUDITED
                                                                                              YEAR ENDED MARCH 31,
                                                                                                      2001
                                                                                              --------------------
  Revenues.................................................................................  US$       13,168,988
  Net Loss.................................................................................  US$       (7,461,922)
  Loss per equity share....................................................................  US$            (0.61)
  Weighted average number of equity shares used in computing loss per equity share..........            12,253,282

 5.       PREPAID EXPENSES AND OTHER CURRENT ASSETS

          Prepaid expenses and other current assets are comprised of:

                                                                                                          AS OF
                                                                                                         MARCH 31,
                                                                                              ------------------------------
                                                                                                   2001            2002
                                                                                              -------------   --------------
Rent deposits..............................................................................  US$   356,222   US$    986,846
Loans to employees.........................................................................         75,676           74,299

                                                                                                          AS OF
                                                                                                         MARCH 31,
                                                                                              ------------------------------
                                                                                                   2001            2002
                                                                                              -------------   --------------
Prepaid expenses...........................................................................        357,200          500,293
Vendor advances for capital purchases.......................................................         35,472           50,479
Other deposits and advances (net of allowance of US$  32,017 and US$ Nil at March 31,
2001 and 2002 respectively)................................................................        155,993          125,948
Accrued interest...........................................................................         47,664           69,019
Insurance recoverable......................................................................             --           67,955
                                                                                              -------------   --------------
                                                                                              US$ 1,028,227   US$  1,874,839
                                                                                              =============   ==============

  6.      PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment is comprised of:

                                                                                                          AS OF
                                                                                                        MARCH 31,
                                                                                              ------------------------------
                                                                                                   2001            2002
                                                                                              -------------   --------------
Furniture and fixtures.....................................................................  US$   397,915   US$    504,898
Computer equipment and software.............................................................      4,546,859        5,080,822
Office equipment...........................................................................        170,603        1,260,850
Vehicles...................................................................................        234,826          297,907
Leasehold improvements.....................................................................        130,921          406,837
Deferred website development costs..........................................................     1,119, 876          980,155
Capital work in progress...................................................................        125,937               --
                                                                                              -------------   --------------
Property, plant and equipment, cost.........................................................      6,726,937        8,531,469
Accumulated depreciation and amortization...................................................     (1,506,006)      (4,680,916)
                                                                                              -------------   --------------
 Property, plant and equipment, net.........................................................  US$ 5,220,931   US$  3,850,553
                                                                                              =============   ==============

  7.      RESTRUCTURING

          Following the acquisition of India Abroad Publications Inc. ("India Abroad") on April 27, 2001, the Company initiated a process of integrating the operations of Rediff.com, Inc., with those of India Abroad, including relocating Rediff.com Inc.'s operations from California to New York. During the year ended March 31, 2002, the Company has provided US$598,398 for restructuring expenses in accordance with SAB 100 and EITF 94-3, primarily consisting of lease termination costs, expenses for relocation of equipment and staff, and severance payments.

  8.      GOODWILL AND INTANGIBLE ASSETS

          Goodwill and intangible assets are as follows:

                                                                                                       AS OF MARCH 31,
                                                                                              ------------------------------
                                                                                                   2001            2002
                                                                                              -------------   --------------
  Goodwill, on acquisition.................................................................  US$ 7,112,263   US$ 17,821,458
  Adjustment to purchase price and its allocation...........................................             --        2,941,267
  Accumulated amortization/ Written off.....................................................       (106,356)      (3,422,864)
                                                                                              -------------   --------------
  Goodwill, net............................................................................      7,005,907       17,339,861
                                                                                              -------------   --------------

  Intangible assets, acquired (with finite life)............................................        101,306          101,306
  Accumulated amortization.................................................................        (25,326)         (61,174)
                                                                                              -------------   --------------
  Intangible assets, net....................................................................         75,980           40,132
                                                                                              -------------   --------------

  Goodwill and intangible assets, net.......................................................  US$ 7,081,887   US$ 17,379,993
                                                                                              =============   ==============

          Following the triggering event of the restructuring described in note 7 above, the Company re-evaluated the goodwill that arose on thinkindia's acquisition for impairment. Based on the application of SFAS No. 142, management concluded that goodwill relating to thinkindia was impaired and accordingly, during the year ended March 31, 2002, wrote off the unamortized balance of US$3,316,508 as an expense.

9.        OTHER ASSETS

          Other assets mainly comprise rental deposits, which at balance sheet date are outstanding for more than one year and the non current portion of loans to employees.

10.       RELATED PARTY TRANSACTIONS

          The Company's principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

          Included in the determination of net loss are the following significant transactions with related parties:

                                                                 YEARS ENDED MARCH 31,
                                                   -----------------------------------------------
                                                        2000              2001            2002
                                                   -------------     -------------    ------------
     Operating lease rent expense...............   US$    18,361     US$    15,076    US$    7,010
     Advertising expense........................   US$ 4,215,502     US$ 4,681,189    US$  113,808
     Advertising revenues.......................   US$     5,876     US$              US$   13,639

          Balances with related parties include:

                                                                             AS OF MARCH 31,
                                                                     ------------------------------
                                                                          2001            2002
                                                                     -------------   --------------
     Payable for operating expenses.............................     US$ 1,104,675   US$         --
     Receivable for advertising income..........................     US$        --   US$      3,789
     Loans to officers..........................................     US$    88,016   US$     58,805

          The Company grants unsecured loans to employees for acquiring assets such as housing property and vehicles and also for other personal purposes. These are recovered from the employee's salaries. The rates at which the loans are made to employees vary between 0% to 2%.

          The required repayments of loans by employees are as follows:

           YEARS ENDED MARCH 31,
           ---------------------

             2003.....................................................          74,298
             2004.....................................................          35,368
             2005.....................................................          18,973
             2006 ....................................................          11,988
             2007 and thereafter......................................           1,055
                                                                         -------------
                 Total payments.......................................   US$   141,682
                                                                         =============

11.       SHAREHOLDERS' EQUITY

          On May 3, 2000, the Company effected a 2 for 5 reverse share split, pursuant to which the authorized capital of 50,000,000 equity shares with a par value of Rs.2 per share was redesignated to 20,000,000 equity shares with a par value of Rs.5 per share and the Company's issued capital as on that date of 25,375,500 equity shares with a par value of Rs.2 per share has been redesignated to 10,150,200 equity shares with a par value of Rs.5 per share. All share amounts noted in these financial statements reflect this reverse share split.

          On June 14, 2000, the Company made an initial public offering of 4,600,000 American Depositary Shares

("ADS") representing 2,300,000 equity shares of the Company at a price of US$12.00 per ADS raising net proceeds of US$49,786,190 after underwriting discount and expenses. On June 20, 2000, the underwriters exercised their over-allotment option and the Company issued an additional 690,000 ADSs equivalent to 345,000 equity shares at a price of US$12.00 per ADS for net proceeds of US$7,467,928.

12.       FORWARD EXCHANGE CONTRACTS.

          During the year ended March 31, 2001, the Company entered into forward exchange contracts and recognized net losses amounting to US$40,914. There were no such contracts open as at March 31, 2001 and 2002.

13.       RETIREMENT BENEFITS

          GRATUITY

          The Company provides for gratuity, an unfunded defined benefit retirement plan covering eligible employees in India based on third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement or termination of employment in an amount equivalent to 15 days salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service.

          Net periodic pension cost for the years ended March 31, 2000, 2001 and 2002 and the unfunded benefit liability as of March 31, 2000, 2001 and 2002 are as follows:

                                                                              YEARS ENDED MARCH 31,
                                                                     ------------------------------------
                                                                         2000       2001         2002
                                                                     ----------  -----------  -----------
 Projected benefit obligations -- beginning of the year.........     US$  4,251  US$  15,484  US$  35,650
                                                                     ----------  -----------  -----------
 Service cost...................................................          9,284       17,138       14,475
 Interest cost..................................................          2,100        3,912        5,370
 Amortization of gain...........................................             --          606          385
 Effect of exchange rate changes................................          (151)       (1,490)      (2,151)
 Net periodic pension cost......................................         11,233       20,166       18,079
                                                                     ----------  -----------  -----------
 Projected benefit obligations -- end of the year...............     US$ 15,484  US$  35,650  US$  53,279
                                                                     ----------  -----------  -----------

          The assumptions used in accounting for gratuity in the years ended March 31, 2000, 2001 and 2002 were as follows:

                                                                              YEARS ENDED MARCH 31,
                                                                     ------------------------------------
                                                                         2000       2001         2002
                                                                     ----------  -----------  -----------
 Rupee discount rate............................................         12%          11%          10%
 Rate of increase in rupee compensation.........................         15%          12%          12%

          PROVIDENT FUND

          Employees based in India and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions to operations as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were, US$32,232, US$67,857 and US$84,487 for the years ended March 31, 2000, 2001 and 2002, respectively.

14.       OPERATING LEASES

          The Company leases office space, computer equipment, high-speed telephone lines and residential apartments for employees under various operating leases. Operating lease expense that has been included in the determination of the net loss is as follows:

                                                                               YEARS ENDED MARCH 31,
                                                                    ---------------------------------------
                                                                        2000         2001         2002
                                                                    -----------  -----------  -------------

 Office space...................................................    US$ 146,302  US$ 184,495  US$   358,329
 Computers......................................................          8,631        5,364             --
 Telecom leased lines...........................................        254,548      369,818        886,829
 Residential apartments for employees...........................         62,102      126,385        176,656
                                                                    -----------  -----------  -------------
      Total operating lease expense.............................    US$ 471,583  US$ 686,044  US$ 1,421,814
                                                                    ===========  ===========  =============

          Future minimum lease rentals payable are as follows:

Years ended March 31,
---------------------
 2003........................................................    US$   547,688
 2004........................................................          201,107
 2005........................................................          113,448
 2006........................................................          118,798
 2007 and thereafter.........................................           86,099
                                                                 -------------
     Total payments..........................................    US$ 1,067,140
                                                                 -------------

15.       INCOME TAXES

          The income tax expense (benefit) is comprised of:

                                                                                YEARS ENDED MARCH 31,
                                                                   ---------------------------------------------
                                                                       2000           2001              2002
                                                                   -----------    ------------      ------------
              Current taxes -- all foreign.....................    US$   3,456    US$   24,502      US$ (185,809)
              Deferred taxes, net of allowance.................             --             --            174,000
                                                                   -----------    ------------      ------------
              Net income tax expense (benefit).................    US$   3,456    US$   24,502      US$  (11,809)
                                                                   -----------    ------------      ------------

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

                                                                                        AS OF MARCH 31,
                                                                                ------------------------------
                                                                                     2001             2002
                                                                                -------------    -------------
              Depreciation..................................................    US$  (416,113)   US$  (272,803)
              Bad debt allowance............................................          163,255          304,932
              Net operating loss carry forwards.............................        5,681,224        6,607,411
              Retirement benefits -- Gratuity...............................           12,727           19,181
              Expenses capitalized for tax purposes.........................           92,000               --
              Income tax credits............................................          141,000               --
              Allowance for diminution in value of investments..............           34,061               --
              Web site development costs....................................         (160,647)         (27,322)
              Other.........................................................            7,000          171,000
                                                                                -------------    -------------
                                                                                    5,554,507        6,802,399
              Less: Valuation allowance.....................................        5,554,507        6,802,399
                                                                                -------------    -------------
              Net deferred tax asset/ liability.............................    US$        --    US$        --
                                                                                =============    =============

          The Company has not generated any taxable income in India to date, and therefore has not had to pay any Indian income tax since its inception. The Company has provided a full valuation allowance against the deferred tax asset since it is more likely than not that the asset will not be recovered. The Company's net operating loss carry forwards for its Indian operations aggregating approximately US$24.26 million will expire between April 1, 2004 and March 31, 2009.

          Recoverable income taxes mainly comprise tax deducted at source on income from media services and interest income, which the Company will claim as refund.

          As on March 31, 2002, Rediff Holdings Inc., has net operating losses of approximately US$2,690,000 for federal income tax purposes, which expire in years 2019 through 2022 and has tax credits of approximately US$90,000 and US$56,000 for federal and state income tax liabilities, respectively. Approximately US$1,630,000 of the Company's net operating loss carry forwards for federal income tax purposes, US$1,705,000 of the Company's net operating loss carry forwards for state income tax purposes and US$146,000 of the Company's tax credits are limited by certain sections of the federal and state revenue codes.

16.       SEGMENTS

          During the year ended March 31, 2001, the Company operated mainly in two segments, media services and merchandizing services. In March 2001, following its acquisition of ValuCom, the Company introduced communication services as a third segment. On April 27, 2001, the Company acquired India Abroad, and revenues from advertising and subscription activities related to "India Abroad" have been included in the media services segment for the year ended March 31, 2002. The Company, during the year ended March 31, 2002, introduced a subscription-based e-mail service and collected subscription revenues from customers who applied for such service. Although currently reported as a component of media services, as the subscription activities of the Company develop to a "Reportable Segment" in terms of SFAS No. 131-"Disclosures about Segments of an Enterprise and Related Information", separate segmental information will be provided. The merchandizing services segment primarily consists of e-commerce related purchase and sale of products and services up to June 30, 2000. With effect from July 1, 2000, activities under this segment primarily relate to the services provided by the Company to vendors hosting product information on the Company's website, where the Company earns a net margin on such transactions, and other e-commerce related activities. Communication services consist of Internet based marketing of prepaid long distance call service.

Summarized segment information for the years ended March 31,, 2000, 2001 and 2002 are as follows:

                                                                        YEARS ENDED MARCH 31,
                             ------------------------------------------------------------------------------------------------------
                                               2000                                                 2001
                             ---------------------------------------   ------------------------------------------------------------
                                    MEDIA            MERCHANDIZING            MEDIA           MERCHANDIZING        COMMUNICATION
                                   SERVICES            SERVICES              SERVICES            SERVICES             SERVICES*
                             ------------------   ------------------   ------------------   ------------------   ------------------
Revenues from External
Customers
 Advertising                     US$    798,410                            US$  4,193,350
 Services                               666,238                                   448,263
 Subscription                                --                                        --
                             ------------------   ------------------   ------------------   ------------------   ------------------
                                 US$  1,464,648        US$   441,452       US$  4,641,613        US$   591,608        US$   387,646
 Inter segment revenues
 Advertising                                 --                   --                   --                   --                   --
                             ------------------   ------------------   ------------------   ------------------   ------------------
                                      1,464,648              441,452            4,641,613              591,608              387,646
 Cost of goods sold                          --              392,000                   --              147,019              303,548
                             ------------------   ------------------   ------------------   ------------------   ------------------
 Net revenues                         1,464,648               49,452            4,641,613              444,589               84,098
 Cost of revenues                       548,905               11,654            2,001,370              123,646               10,243
                             ------------------   ------------------   ------------------   ------------------   ------------------
 Gross profit                           915,743               37,798            2,610,243              320,943               73,855
 Operating expenses:
 Sales and marketing
  -    Third Party                    4,037,798            1,238,120            6,519,671              924,710               15,526
  -    Inter Segment
 Product development                    744,297              121,873            2,163,528              488,306                   --
 General and administrative           1,330,320              396,212            3,891,129              854,677               58,924
 Restructuring cost &
  legal fees
 Investment & goodwill
  written off
                             ------------------   ------------------   ------------------   ------------------   ------------------
 Total                                6,112,415            1,756,205           12,574,328            2,267,693               74,450
                             ------------------   ------------------   ------------------   ------------------   ------------------
 Operating profit / (loss)       US$ (5,196,672)       US$(1,718,407)      US$ (9,964,085)       US$(1,946,750)       US$      (595)
                             ==================   ==================   ==================   ==================   ==================

 Segmental total assets          US$ 12,509,982        US$ 3,551,890       US$ 54,804,419        US$ 6,814,419        US$ 5,878,460
                             ==================   ==================   ==================   ==================   ==================

                                                 YEARS ENDED MARCH 31,
                             ------------------------------------------------------------
                                                        2002
                             ------------------------------------------------------------
                                   MEDIA             MERCHANDIZING        COMMUNICATION
                                  SERVICES             SERVICES             SERVICES
                             ------------------   ------------------   ------------------
Revenues from External
Customers
 Advertising                     US$  6,424,406
 Services                               221,338
 Subscription                           887,447
                             ------------------   ------------------   ------------------
                                 US$  7,533,191        US$   325,764       US$ 16,902,610
 Inter segment revenues
 Advertising                          1,320,698                   --                   --
                             ------------------   ------------------   ------------------
                                      8,853,889              325,764           16,902,610
 Cost of goods sold                          --                                12,572,725
                             ------------------   ------------------   ------------------
 Net revenues                         8,853,889              325,764            4,329,885
 Cost of revenues                     4,951,501              146,523              426,100
                             ------------------   ------------------   ------------------
 Gross profit                         3,902,388              179,241            3,903,785
 Operating expenses:
 Sales and marketing
  -    Third Party                    2,400,179              168,282            1,596,589
  -    Inter Segment                                                            1,320,698
 Product development                  2,722,302              369,881              233,536
 General and administrative           7,148,363              703,265              687,197
 Restructuring cost &                   815,898               32,500
  legal fees
 Investment & goodwill
  written off                         6,577,756
                             ------------------   ------------------   ------------------
 Total                               19,664,498            1,273,928            3,838,020
                             ------------------   ------------------   ------------------
 Operating profit / (loss)       US$(15,762,110)       US$(1,094,687)      US$     65,765
                             ==================   ==================   ==================
 Segmental total assets          US$ 39,468,039        US$ 3,841,660       US$  8,940,391
                             ==================   ==================   ==================

                                          *: For the period from March 23, 2001
                                              through March 31, 2001.

          Revenues are derived from customers based as follows:

                                                                                          YEARS ENDED MARCH 31,
                                                                        -------------------------------------------------------
                                                                              2000               2001               2002
                                                                        -----------------   ----------------   ----------------
          United States..........................................           US$   241,196     US$  1,320,812    US$  22,272,977
          India..................................................               1,563,310          4,205,736          2,472,460
          Rest of the world......................................                 101,594             94,319             16,128
                                                                        -----------------   ----------------   ----------------
           Total revenues........................................           US$ 1,906,100     US$  5,620,867    US$  24,761,565
                                                                        -----------------   ----------------   ----------------

          Net property, plant and equipment by location is as follows:

                                                                                                        AS OF MARCH 31,
                                                                                             -----------------------------------
                                                                                                   2001               2002
                                                                                             ----------------   ----------------
          United States.................................................................        US$ 1,036,943      US$   819,620
          India........................................................................            4,183,988          3,030,933
                                                                                             ----------------   ----------------
           Total.......................................................................        US$ 5,220,931      US$ 3,850,553
                                                                                             ----------------   ----------------

17.       CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains the majority of its cash and cash equivalents in U.S. Dollars with reputed banks outside India.

The Company's media services revenues are primarily derived from large corporate clients in India. The Company's merchandizing revenues and communications services are primarily derived from retail customers. With effect from July 1, 2000, the Company's e-commerce revenues are primarily derived from vendors hosting product information on the Company's website. The Company's communications services are also primarily derived from retail customers. These do not expose the Company to any material concentrations of credit risk, except as described below.

SIGNIFICANT CLIENTS

          No single client accounted for more than 10% of the total revenue for the years ended March 31, 2000 and 2002.

          Two clients accounted for 13.5% and 11.8% of the total revenue, respectively, during the year ended March 31, 2001. Amounts receivable from such clients as of March 31, 2001, net of allowances, were US$47,874 and US$0 respectively.

18.       STOCK BASED COMPENSATION

          1999 STOCK OPTION PLAN

          On February 22, 1999, the Company approved the Employee Stock Option Plan 1999 ("1999 ESOP") and the Associate Stock Option Plan 1999 ("1999 ASOP") (collectively "Option Plans") which cover present and future employees, retainers in full time service of the Company and certain associates of the Company. The 1999 ESOP and 1999 ASOP have similar terms. Under the terms of the 1999 ESOP, a committee of the board may award stock options to eligible employees in the form of warrants. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Under the terms of the 1999 ASOP, a committee of the board may award stock options to eligible associates in the form of warrants. Such warrants vest at the rates set forth in each warrant.

          Each allotted warrant carries with it the right to purchase a specified number of the Company's equity shares at the Exercise Price during the exercise period, which expires five years from the date of grant.

          The Exercise Price is determined by the awarding committee, and is intended to be at least the fair value of the Company's equity shares on the date of the grant.

          Under the Option Plans, the Company has reserved 280,000 equity shares for the 1999 ESOP and 198,000 equity shares for the 1999 ASOP respectively. The Option Plans also permit the board of directors to reserve additional warrants under either plan to be issued to eligible parties on such terms and conditions as may then be decided by the board at its absolute discretion.

          The Company has elected to use the intrinsic value method of APB Opinion No. 25 to account for its stock-based compensation plans regarding options awarded to officers, employees and retainers in full time service of the Company, and the fair value method specified in SFAS 123 in respect of the options awarded to associates of the Company. Management believes that the exercise prices approximate or exceed the fair market value of the Company's equity shares on grant dates prior to June 2000 based on transactions in the Company's equity shares with unrelated parties and its IPO price, adjusted for illiquidity as the underlying equity shares were neither traded in India nor available to be sold on NASDAQ.

         The Company has recognized a compensation cost of US$61, in respect of stock options granted to associates of the Company during the year in accordance with SFAS 123.

          Activity in the warrants available to be granted under the 1999 ESOP is as follows:

                                                                     SHARES AVAILABLE TO BE GRANTED AS OPTIONS
                                                                     -----------------------------------------
                                                                               YEARS ENDED MARCH 31,
                                                                     -----------------------------------------
EMPLOYEE STOCK OPTION PLAN 1999:                                         2000           2001           2002
                                                                     ------------   ------------   -----------
Shares available to be granted, beginning of year....................          --         57,700        10,900
Equity shares allocated for grant under the plan.....................    2,80,000             --            --
Forfeited............................................................      10,000         19,200        13,450
Options granted......................................................    (232,300)       (66,000)      (19,000)
                                                                     ------------   ------------   -----------
Shares available to be granted, end of year..........................      57,700         10,900         5,350
                                                                     ============   ============   ===========

          Activity in the warrants of the 1999 ESOP for the years ended March 31, 2000, 2001 and 2002 is as follows:

                         YEAR ENDED MARCH 31, 2000              YEAR ENDED MARCH 31, 2001            YEAR ENDED MARCH 31, 2002
                         -------------------------              -------------------------            -------------------------
                     SHARES ARISING                        SHARES ARISING                       SHARES ARISING
                          OUT          WEIGHTED AVERAGE         OUT          WEIGHTED AVERAGE        OUT        WEIGHTED AVERAGE
                      OF OPTIONS        EXERCISE PRICE       OF OPTIONS       EXERCISE PRICE      OF OPTIONS     EXERCISE PRICE
                      ----------        --------------       ----------       --------------      ----------     --------------
Outstanding at the
beginning of the
year.................        --            --           --     222,300    US$ 6.73       Rs 293     269,100    US$ 7.17     Rs 336
Granted..............   232,300       US$ 6.53      Rs 285      66,000    US$10.36       Rs 476      19,000    US$ 2.25     Rs 108
Forfeited............   (10,000)      US$ 1.73      Rs  75     (19,200)   US$ 7.66       Rs 352     (13,450)   US$ 7.75     Rs 371
                     ----------      ---------   ---------   ---------   ---------   ----------   ---------   ---------   --------
Outstanding at
the end of the
year.................   222,300       US$ 6.73      Rs 293    2,69,100    US$ 7.17       Rs 336     274,650    US$ 6.52     Rs 318
                     ----------      ---------   ---------   ---------   ---------   ----------   ---------   ---------   --------

          Activity in the warrants available to be granted under the 1999 ASOP is as follows:

                                                                       SHARES AVAILABLE TO BE GRANTED AS OPTIONS
                                                                      ------------------------------------------
                                                                                 YEARS ENDED MARCH 31,
                                                                      ------------------------------------------
       ASSOCIATE STOCK OPTION PLAN 1999:                                  2000           2001           2002
                                                                      ------------   ------------   ------------
       Shares available to be granted, beginning of year..........              --        124,400        132,900
       Equity shares allocated for grant under the plan...........         198,000             --             --
       Forfeited..................................................              --          8,500          5,750
       Options granted............................................         (73,600)            --         (1,000)
                                                                      ------------   ------------   ------------
       Shares available to be granted, end of year................         124,400        132,900        137,650
                                                                      ============   ============   ============

          Activity in the warrants of the 1999 ASOP for the years ended March 31, 2000, 2001 and 2002 is as follows:

                          YEAR ENDED MARCH 31, 2000             YEAR ENDED MARCH 31, 2001           YEAR ENDED MARCH 31, 2002
                          -------------------------             -------------------------           -------------------------
                       SHARES            WEIGHTED             SHARES          WEIGHTED          SHARES           WEIGHTED
                     ARISING OUT         AVERAGE         ARISING OUT           AVERAGE        ARISING OUT        AVERAGE
                      OF OPTIONS      EXERCISE PRICE      OF OPTIONS       EXERCISE PRICE      OF OPTIONS     EXERCISE PRICE
                     -----------  ----------------------  ----------   ---------------------  -----------   --------------------
Outstanding at
the beginning of
the year...........          --          --           --      73,600   US$ 11.73   Rs.    511      65,100   US$ 12.12   Rs.   568
Granted............      73,600   US$ 11.73   Rs.    511          --          --           --       1,000   US$  2.25   Rs.   108
Forfeited..........          --          --           --      (8,500)  US$  1.63   Rs.     75      (5,750)  US$  2.78   Rs.   133
                     ----------   ---------   ----------   ---------   ---------   ----------   ---------   ---------   ---------
Outstanding at
the end of the
year...............      73,600   US$ 11.73   Rs.    511      65,100   US$ 12.12   Rs.    568      60,350   US$ 12.32   Rs.   601
                     ----------   ---------   ----------   ---------   ---------   ----------   ---------   ---------   ---------

          The Company has adopted the pro forma disclosure provisions of SFAS No. 123. Had compensation cost for the Company's stock-based compensation plans been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net loss and basic loss per share as reported would have been reduced to the pro forma amounts indicated below:

                                                                                         YEARS ENDED MARCH 31,
                                                                     ----------------------------------------------------------
                                                                            2000                 2001               2002
                                                                     --------------------  ------------------  ----------------
          Net Loss
           As reported...............................................     US$ (6,665,697)     US$ (6,364,516)   US$ (14,765,006)
           Adjusted pro forma........................................     US$ (6,705,284)     US$ (6,546,026)   US$ (14,989,751)
          Loss per share - basic and diluted
           As reported...............................................     US$      (0.76)     US$      (0.52)   US$       (1.15)
           Adjusted pro forma........................................     US$      (0.76)     US$      (0.53)   US$       (1.17)

          The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                                                            YEARS ENDED MARCH 31,
                                                                                -------------------------------------------
                                                                                    2000            2001           2002
                                                                                -------------   -------------  ------------
          Dividend yield........................................................            0%             0%            0%
          Expected life.........................................................      4.years        4.years       4 years
          Risk free interest rates..............................................           10%          9.75%            8%
          Volatility............................................................            0%         115.6%        99.32%

          The following table summarizes information about stock options outstanding as at March 31, 2002:

                                                                             OPTIONS OUTSTANDING
                                                         ------------------------------------------------------
                                                           NUMBER OF     WEIGHTED
                                                            SHARES        AVERAGE
                                                         ARISING OUT     REMAINING          WEIGHTED AVERAGE
            RANGE OF EXERCISE PRICE                       OF OPTIONS   CONTRACTUAL LIFE      EXERCISE PRICE
                                                          ----------   ----------------   ---------------------
               US$ 1.54-2.32                                143,250         1.44 years    US$   1.67   Rs.   81
               US$ 5.75-8.34                                 10,900         2.73 years    US$   5.99   Rs.  293
               US$ 8.77-11.82                               107,550         2.09 years    US$    9.6   Rs.  469
               US$ 12.13-17.92                               68,000         1.89 years    US$  15.86   Rs.  774
               US$ 18.25-22.26                                4,400         2.12 years    US$  21.12   Rs. 1031

          2000 AND 2002 STOCK OPTION PLANS

          In February 2000, and January 2002 the Company's board of directors approved the 2000 Stock Option Plan ("2000 plan") and 2002 Stock Option Plan ("2002 plan") respectively, which provide for the grant of incentive stock options and non-statutory stock options to the Company's employees. All options under these plans will be exercisable for the ADSs of the Company. The plans will be effective and established once necessary approvals are obtained and appropriate filings made with the SEC and will be accounted for using the intrinsic value method of APB Opinion No. 25. Unless terminated sooner, these plans will terminate automatically in February 2010 and January 2012 respectively. A total of 80,000 and 2,80,000 of the Company's equity shares are currently reserved for issuance pursuant to 2000 and 2002 plan, respectively.

          VALUCOM STOCK OPTION PLANS

          On April 1, 2000, ValuCom adopted the Value Communications Corporation 2000 Stock Incentive Compensation Plan as a means of encouraging stock ownership by its employees, officers, directors and advisors. Under terms of this plan, non-qualified options to purchase up to 300,000 shares of common stock of ValuCom were reserved for issuance, were generally granted at not less than fair market value, became exercisable generally over four years and generally expire seven years from the date of grant.

          On the date of ValuCom's acquisition, the Company contractually agreed to replace the existing employee stock options of ValuCom employees with the Company's options once the Company obtained approvals necessary to establish a stock option plan in the U.S. Each outstanding ValuCom option was to be exchanged for or converted into an option to acquire the Company's shares under such stock option plan, on terms and conditions which are in all material respects similar to the terms and conditions applicable to the outstanding ValuCom options. In addition, on the conversion date, the Company could have, at its option, paid to vested ValuCom option holders a lump-sum cash payment equal to the greater of the difference, if any, between US$3.00 or the 10 day average Rediff market price on the conversion date, and the exercise price for each vested ValuCom option. In accordance with FASB interpretation No. 44 "Accounting for certain transactions involving stock compensation", the fair market value of replacement options will be included as part of the purchase price of ValuCom and will impact the determination of goodwill if and when such replacement occurs.

          As of March 31, 2002, US$132,825 has been paid to these ValuCom employees. Accordingly, an amount of US$132,825 is included as goodwill related to the payout of these options.

          Additionally, the Company has also agreed to issue 100,000 incentive stock options to ValuCom's employees to purchase the Company's ADSs once necessary approvals are obtained and an ADS linked stock option plan is established. These ADS linked stock options will be issued on the same terms and basis as for the Company's other employees and will be accounted for using the intrinsic value method of APB opinion No. 25.

19.       LOSS PER SHARE

          A reconciliation of the numerators and denominators used in the computation of the basic and diluted per equity share has not been provided, since 177,813 and 61,114 stock options outstanding as on March 31, 2001 and 2002 respectively, which can potentially dilute basic EPS in the future were anti dilutive in those years.

20.       COMMITMENTS AND CONTINGENCIES

          LITIGATION

          On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters in the Company's June 2000 initial public offering (the "IPO") and listing of ADSs were named as defendants in the legal action of KHANNA V. REDIFF.COM INDIA LTD. ET AL., a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs in KHANNA allege that the Company's registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended ("Securities Act"), the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act") and SEC Rule 10b-5. The plaintiff class in this lawsuit has been defined as all persons who purchased American Depositary Shares ("ADSs") from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against the Company and the other defendants propounding substantially the same allegations.

          On May 11, 2001, the Company received from the firms that served as underwriters in the IPO a demand for indemnification of the underwriters' legal fees and liabilities. The Company's board of directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers liability insurance, or D&O Policy, providing coverage against federal securities law claims. The D&O Policy includes coverage cost of defending the class action law suits, indemnification liabilities to its officers and directors, and indemnification liabilities to its underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. Based on the noon buying rate at March 29, 2002, the face amount of the D&O Policy is approximately US$18.31 million. The proceeds of the D&O Policy available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately US$230,000 (based on the noon buying rate at March 29, 2002), which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company. The D&O Policy contains various exclusions which, if met, may result in the denial of insurance coverage. The Company has been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

          On June 5, 2001, twenty-four companies, including the Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the lawsuit of SHIVES V. BANK OF AMERICA SECURITIES, LLC ET AL., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named, as defendants in this lawsuit were four of the Company's officers and directors. The plaintiffs in SHIVES allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act, the Clayton Antitrust Act and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including the Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings.

          The Company believes that the allegations in the KHANNA Action and its related cases, and in the SHIVES Action are without merit and intends to defend the lawsuits vigorously. The Company is not able at this point to predict the course or the outcome of the litigation. In the event the class action law suits result in substantial judgments against the Company and the Company's Directors and Officers Liability insurance coverage proves inadequate, the said judgments could have a severe material effect on the Company's financial position and its results of operations.

          On November 16, 2001, ValuCom was named defendant in a lawsuit filed by Sonnenschein Nath & Rosenthal ("SNR"). Also named as defendants in this lawsuit were the previous shareholders of ValuCom, namely, Arvind J. Singh, Neeta Singh, Sandeep Shrivastava and Richa Shrivastava (collectively, the "Previous Shareholders", and together with ValuCom, the "Defendants"). SNR has filed the lawsuit against the Defendants for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR's representation of the Previous Shareholders in respect of the sale to Rediff of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant to the Stock Purchase Agreement, dated March 21, 2001, by and among Rediff, ValuCom, the Previous Shareholders and Arvind J. Singh acting as the Shareholder Representative (the "Stock Purchase Agreement"). SNR has sought judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys' fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the Defendants' motion to strike prayers for relief for recovery of attorneys' fees and costs, denied Defendants' motion to dismiss the complaint for breach of contract and unjust enrichment. On behalf of ValuCom, Rediff has served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement.

          In connection with the Company's acquisition of ValuCom, on March 23, 2001, the Company received notice of a potential claim by certain employees and selling shareholders of ValuCom claiming that the Company has failed to implement a stock option conversion plan required by the acquisition documents. ValuCom has cashed out the stock options held by ValuCom employees subsequent to March 31, 2002 and has obtained/is obtaining release letters. The Company is not aware of any legal proceedings having been instituted against the Company by the complainants.

          In connection with the Company's acquisition of India Abroad in April 2001, the Company has been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. The Company disputes this assertion and has offered the claimant approximately US$50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the Company if the matter is not resolved. The Company believes that the outcome will have no impact on the Company's financial position, results of operations or cash flows.

          In August 2000, an action was commenced against India Abroad alleging the breach of a publication and distribution contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff has sought damages, declaratory relief, costs and attorneys' fees. In December 2001, India Abroad received a judgment of US$281,000. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India Abroad on April 27, 2001, the Company escrowed a portion of the purchase price as a reserve against this litigation. The Company believes that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material adverse effect on the business of the Company.

          Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which allegedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that the Company was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because the Company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company's directors. The warrants as against two of the Company's directors were promptly cancelled and the warrant against one director was stayed. The Company is continuing to investigate the underlying facts of the complaint. The directors have presently been exempted from personal appearances. The directors are filing an application for discharge of the complaint before the Magistrate.

          Pursuant to the Stock Purchase Agreement for ValuCom, the fees, costs and expenses of any advisors employed by or on behalf of ValuCom advising in respect of the purchase transaction (detailed in Note 4) shall be the responsibility of the original shareholders of ValuCom. Accordingly, the original shareholders of ValuCom have agreed to reimburse ValuCom for any unreserved expenses to be paid for legal fees, finders' fees, investment banking fees, brokers etc., relating to the purchase of ValuCom by Rediff.

          ValuCom incurred legal fees, investment banking fees, and expenses as a result of its acquisition by Rediff and recorded a liability of US$150,000 associated with these costs as of March 31, 2001. To the extent that the final amounts paid for these contingencies exceeded US$150,000, the parties agreed that the original shareholders of ValuCom will reimburse ValuCom. As of March 31, 2002, US$138,500 remains accrued for litigation that remains unsettled.

          The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION OF DOCUMENT

   *3.1               Articles of Association, as amended.

   *3.2               Memorandum of Association, as amended.

   *3.3               Certificate of Incorporation, as amended.

   *4.1 Form of Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depository Receipt).

   *4.2               Rediff.com's specimen certificate for equity shares.

   *4.3 Amended and Restated Shareholder Rights Agreement dated February 24, 2000 between Rediff.com and the shareholders of Rediff.com.

   *10.1              1999 Employee Stock Option Plan.

   *10.2              1999 Associate Stock Option Plan.

   *10.3              2000 Stock Option Plan.

   *10.4              Form of Indemnification Agreement.

   *10.5 Sublease dated July 5, 1999 between Shreenathji Balaji Computech Private Limited and Rediff.com.

   *10.6 Letter Agreement dated December 28, 1998 between Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.

   *10.7 Promoters Agreement dated January 9, 1996 between Ajit Balakrishnan and Diwan Arun Nanda

   **10.8 Stock Purchase Agreement among Rediff.com, ValuCom and shareholders of ValuCom dated March 21, 2001.

   **10.9 Stock Purchase Agreement among Rediff.com, India Abroad and shareholders of India Abroad dated March 21, 2001, as amended on April 27, 2001.

   **10.10 Amended and Restated Agreement and Plan of Reorganization among Rediff.com, Thinkindia.com, Inc., Rediff Holdings, Inc., the principal stock holders of Think India and certain other parties thereto dated February 27, 2001.
----------
* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-37376)
** Incorporated by reference to exhibits filed with the Registrant's Form 20-F for the year ended March 31, 2001.

                                    SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                     REDIFF.COM INDIA LIMITED


                                     By:    /s/ Ajit Balakrishnan
                                            ---------------------
                                     Name:  Ajit Balakrishnan
                                     Title: Chairman and Managing Director


Place: New York, New York
Date:  July 12, 2002