Form 20-F
period 2003-03-31
REDIFF COM INDIA LTD
filed 2003-09-19
CIK 1103783

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended March 31, 2003
☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 000-30735

REDIFF.COM INDIA LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Mahalaxmi Engineering Estate
1st Floor, L. J. First Cross Road
Mahim (West)
Mumbai—400016, India
+91-22-2444-9144
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class None	Name of Each Exchange on Which Registered Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

American Depositary Shares,
each represented by one-half of one equity share, par value Rs 5 per share.
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

  Yes ☒                No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17 ☐                Item 18 ☒

CROSS REFERENCE SHEET

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.	Offer Statistics and Expected Timetable
Not applicable.
Item 3.	Key Information
See "Exchange Rates", "Risk Factors" and "Selected Consolidated Financial Data".
Item 4.	Information on the Company
See "Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Additional Information".
Item 5.	Operating and Financial Review and Prospects
See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".
Item 6.	Directors, Senior Management and Employees
See "Management".
Item 7.	Major Shareholders and Related Party Transactions.
See "Principal Shareholders" and "Related Party Transactions".
Item 8.	Financial Information

See the Independent Auditors' Reports on Rediff.com India Limited and Rediff Holdings Inc., and Rediff's U.S. GAAP Consolidated Financial Statements and the notes thereto. Also see "Business—Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".
Item 9.	The Offer and Listing
See "Trading Market".
Item 10.	Additional Information

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—"Exchange Controls", "Restriction on Foreign Ownership of Indian Securities", "Taxation" and "Additional Information".
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risks".
Item 12.	Description of Securities Other than Equity Securities
Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
See "Use of Proceeds".
Item 15.	Controls and Procedures
See "Controls and Procedures".
Item 16.	[Reserved]
Not applicable.

PART III

Item 17.	Financial Statements
Not applicable.
Item 18.	Financial Statements
See the Independent Auditors' Reports on Rediff.com India Limited and Rediff Holdings Inc., and Rediff's U.S. GAAP Consolidated Financial Statements and the notes thereto.
Item 19.	Exhibits
See the Exhibit Index and the attached exhibits.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

        In this annual report all references to "we", "our", "us", "Rediff", "rediff.com" and the "Company", unless otherwise relevant to the context, are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to "U.S." or the "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India.

        In this annual report, references to "$" or "U.S.$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are prepared in Indian rupees and presented in U.S. dollars except in case of our U.S. subsidiaries which are prepared in U.S. dollars. Our financial statements are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). References to a particular "fiscal" or "financial" year are to Rediff's fiscal year ended March 31 of such year.

        Although we have presented Indian rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled "Exchange Rates", or at all. Except as otherwise stated in this annual report and for information derived from our financial statements included in this annual report, all translations from Indian rupees to U.S. dollars contained in this annual report are based on the noon buying rate, in the City of New York, on March 31, 2003, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 47.53 per U.S.$ 1.00.

FORWARD-LOOKING STATEMENTS

        We have included statements in this annual report which contain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements", within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

  •
  our goals and strategies;

  •
  our recently acquired businesses and other acquisitions and investments;

  •
  the importance and expected growth of Internet technology;

  •
  the pace of change in the Internet market;

  •
  the demand for Internet services; and

  •
  advertising demand and revenues.

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

EXCHANGE RATES

        Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar may affect the market price of our American Depositary Shares (the "ADSs") which, beginning on June 24, 2002, have been traded on the NASDAQ Small Cap Market. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, Citibank, N.A., (the "Depositary"), of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

        The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers in rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year ended March 31	Period End(1)	Average(1)(2)
1999	42.50	42.27
2000	43.65	43.46
2001	46.85	45.88
2002	48.83	47.80
2003	47.53	48.36
Month	High	Low
October 2002	48.45	48.34
November 2002	48.36	48.21
December 2002	48.32	47.96
January 2003	48.10	47.83
February 2003	47.92	47.65
March 2003	47.85	47.53
April 2003	47.46	47.34
May 2003	47.35	46.85
June 2003	47.15	46.40
July 2003	46.49	46.06
August 2003	46.18	45.80

(1)
The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)
Represents the average of the noon buying rate on the last day of each month during the period.

SELECTED CONSOLIDATED FINANCIAL DATA

        Our financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected data set forth below as of March 31, 2002 and 2003 and for the fiscal years ended March 31, 2001, 2002 and 2003 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, independent auditors. The selected financial data set forth below as of March 31, 1999, 2000 and 2001 and for the fiscal years ended March 31, 1999 and 2000 are derived from U.S. GAAP financial statements which are not included in this annual report.

	Fiscal Years Ended March 31,
	1999	2000	2001	2002	2003
	(In thousands, except per share data)
Statement of Operations data:
Revenues	U.S.$855	U.S.$1,906	U.S.$5,621	U.S.$24,762	U.S.$17,252
Cost of goods sold	71	392	451	12,573	7,104
Cost of revenues	250	561	2,165	5,524	5,762
Gross profit	534	954	3,005	6,665	4,386
Operating expenses	1,545	7,869	14,916	23,456	23,193
Loss from operations	(1,011)	(6,915)	(11,911)	(16,791)	(18,807)
Net loss	U.S.$(985)	U.S.$(6,666)	U.S.$(6,365)	U.S.$(14,765)	U.S.$(18,981)
Loss per equity share after adjusting for 2:5 reverse share split—basic and diluted	U.S.$(0.15)	U.S.$(0.76)	U.S.$(0.52)	U.S.$(1.15)	U.S.$(1.48)
Weighted equity shares used in computing loss per equity share after adjusting for 2:5 reverse share split	6,389	8,765	12,253	12,795	12,795

	As of March 31,
	1999	2000	2001	2002	2003
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	U.S.$247	U.S.$11,576	U.S.$47,654	U.S.$26,520	U.S.$14,384
Working capital	8	10,522	43,507	22,412	13,422
Total assets	1,073	16,062	67,497	52,250	30,332
Long-term debt, including current installments	449	—	—	—	—
Total shareholders' equity	287	12,722	60,249	44,004	25,541

        The foregoing table and calculations assume no exercise of outstanding options to purchase equity shares.

RISK FACTORS

        You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this annual report for the purpose of evaluating our business and us. If any of the following risks actually occur, our business, operating results and financial condition would likely suffer.

Risks Related to our Business

Pending and potential litigation against us could have a material adverse effect on our business and operating results and lower the market price of our ADSs.

        On April 16, 2001, the Company, four of its officers and directors, including Ajit Balakrishnan, its Chairman and Managing Director, and a group of investment banks that acted as underwriters in our June 2000 initial public offering (the "IPO") and listing of ADSs were named as defendants in Khanna v. Rediff.com India Ltd. et al., (the "Khanna Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. The plaintiffs allege that our registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended (the "Securities Act"), the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 of the Exchange Act. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against Rediff and the other defendants setting forth substantially the same allegations. All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York. On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our board of directors resolved to indemnify our officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors & Officers liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate at March 31, 2003, the face amount of the D&O Policy is approximately U.S.$ 18.8 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately U.S.$ 234,326 (based on the noon buying rate at March 31, 2003), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

        On June 5, 2001, twenty-four companies, including us, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of Shives et al. v. Bank of America Securities, LLC et al., (the "Shives Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors, including Ajit Balakrishnan. The plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. The plaintiffs allege claims pursuant to the U.S.

Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended, and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including our Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against the Company and its officers and directors, the Complaint defines a "Rediff.com Sub-Class" consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other similar cases filed against other issuers who had IPOs in 2000 and 2001.

        We believe that the allegations in the Khanna Action and its related cases, and in the Shives Action are without merit and we intend to defend the law suits vigorously. We are not able at this point to predict the course or the outcome of the litigation. In the event either action results in a substantial judgment against us, said judgment could have a severe material adverse effect on our financial position and results of operations.

        On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000, the "Complaint"), filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offense under Section 292 of the Indian Penal Code, 1860, as amended, or IPC, for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our web site "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition, or Writ Petition, was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000) seeking, among other things, relief setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of the Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the Complaint, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines.

        An action was brought by the publishers of "Gujarat Samachar" in August 2000, asserting that India Abroad, our wholly-owned subsidiary, allegedly breached the parties' agreements concerning the marketing and sale of Gujarat Samachar's International Weekly in North America. India Abroad vigorously disputed these allegations, and asserted various counterclaims against Gujarat Samachar including breach of contract. The action was tried before a jury (Hon. Preska, J., presiding), in a one-week trial commencing December 3, 2001. On December 7, 2001, the jury returned a verdict in favor of India Abroad for the sum of $560,000. After deducting $279,000—being the sums which had been withheld from Gujarat Samachar by India Abroad and which India Abroad had conceded—Judge Preska entered judgment in favor of India Abroad in the sum of $281,000 ("Judgment"). Gujarat Samachar filed an appeal against the Judgment, and India Abroad filed a Notice of Cross-Appeal with the United States Court of Appeals for the Second Circuit. By order entered October 29, 2002, the Second Circuit dismissed Gujarat Samachar's appeal. Thereupon, India Abroad decided not to pursue its cross-appeal. No further proceedings are expected on this appeal. Gujarat Samachar also filed a motion to vacate the Judgment before Judge Preska. India Abroad filed a cross-motion for sanctions. By an order dated March 31, 2003, Judge Preska denied both motions. A Notice of Appeal was subsequently filed on behalf of Gujarat Samachar and we will file a response to this appeal. No scheduling order has been entered by the United States Court of Appeals for the Second Circuit.

        A complaint was filed by the Indian Music Industry ("IMI"), a society representing various music companies in Magistrate's Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided, permitted downloading of music, which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors are filing an application for discharge of the complaint before the Magistrate. Although our directors believe they have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

        The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

        For additional information regarding pending litigation filed against us, please see the section of this annual report entitled "Business—Legal Proceedings".

The slowdown in the Indian and the U.S. economies and in certain sectors could adversely affect our business, operating results and financial condition.

        We are substantially dependent on the health of the Indian and the U.S. economies. For the fiscal years ended March 31, 2002 and 2003, a substantial portion of our total revenues was derived in the United States. According to the U.S. Department of Commerce, there has been a substantial slowdown in the U.S. economy since the fourth quarter of 2000. Although the recessionary fears appear to have receded, a slowdown in the United States and Indian economies or sectors in which our clients are based, including the Internet and technology-based sectors, or an overall reduction in consumer and business spending, could have a materially adverse impact on our business and our prospects. A significant portion of our revenues are derived from retail customers and from companies that operate in various sectors, including the Internet and technology-based sectors as well as insurance, financial services, banking and consumer goods sectors. Many of these sectors are believed to be experiencing slowdown in growth. As a result, many advertisers are reducing advertising expenditures or are not spending as much money on online and offline advertising as we had anticipated. A prolonged or material decline in Internet advertising expenditure will have a material adverse effect on our operating results. Further, the slowdown in the Indian and the U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.

We may not benefit from our acquisitions and investments and our acquired businesses could increase our net losses.

        During the years ended March 31, 2002 and 2003, we have made strategic acquisitions and investments in order to penetrate new markets, generate additional revenue streams and provide value-added services to our users. Although we have no current plans, agreements or commitments to do so, we may, if an opportunity arises, acquire or invest in products, technologies or companies in the future. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Such transactions are accompanied by a number of risks, including:

  •
  the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;

  •
  the difficulty of assimilating the operations and personnel of the acquired companies;

  •
  the potential disruption of our ongoing business and distraction of management during the acquisition;

  •
  the difficulty of incorporating acquired technology or content and rights into our products and unanticipated expenses related to such integration;

  •
  the impairment of relationships with employees and customers as a result of any integration of new management personnel;

  •
  the potential unknown liabilities associated with acquired businesses; and

  •
  unfavorable changes in accounting rules and guidelines relating to our acquisitions.

        We may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.

We face specific risks associated with our acquisitions of ValuCom and India Abroad.

        In March 2001, we acquired ValuCom, a company based in Illinois focusing primarily on Internet-based marketing of prepaid long distance calling cards. In April 2001, we acquired India Abroad, a company based in New York publishing a weekly newspaper targeted primarily at the Indian community in the United States. We have limited experience in operating a business outside of India or in providing prepaid long distance phone services or in providing publishing services. As a result, our ability to successfully manage these businesses, fully integrate them into our existing business, generate revenues from such acquired companies or affect cost reductions in them is not proven.

        The long distance calling card business is highly competitive in the United States. ValuCom revenues declined during the year primarily due to lower usage of U.S. to India prepaid phone services, reduced rates per minute, shifting of calls originating from the U.S. to calls originating in India as well as our decision to exit from the low margin prepaid wholesale phone card business. The ValuCom business will be adversely impacted if an increasing number of large, well capitalized companies, including existing providers of airtime to ValuCom, such as AT&T, enter the market of providing prepaid long distance calling cards. The recent introduction of voice over Internet telephony in India will result in lower telecommunications rates, which we expect will also adversely affect our communications business. Competition from existing or new competitors could reduce our revenues from the sale of our virtual prepaid calling cards and other services. Further, the market for prepaid calling cards is an emerging business with a large number of market entrants. Therefore, it is difficult to accurately determine what the demand will be for our products and services in this area. Substantial markets may not develop for prepaid calling cards, and we may not be able to sustain or increase our sales of these products and services. Our ability to compete also depends on our ability to anticipate and adapt to rapid technological and other changes occurring in the telecommunications industry. A general decrease in telecommunications rates charged by international long distance carriers could also have a negative effect on our operations. With the privatization of international long distance telecommunications by the Government of India, there has been a reduction in the rates offered by international long distance carriers in India for calls originating from India. Additionally, there is the possibility that there will be an increase in the volume of international calls originating from India to the Unites States, which may have the potential to affect the ValuCom business.

        Additionally, the offline publication business may not continue to integrate well with our online business model. We face competition in this business from print and television media companies targeting the Indian community in the United States. Historically, India Abroad has been run as a family-owned, closely held business, and therefore it may be difficult to assimilate this business into our centralized management structure. Furthermore, we may face potential unknown liabilities associated with acquiring this business, face difficulty in incorporating its content and rights into our products or incur unanticipated expenses related to such acquisition, each of which could have a material adverse effect on our financial condition and operating results.

We may not be able to retain existing personnel.

        We have initiated a series of cost containment initiatives. Our workforce reductions, the volatility in our stock price and the negative business environment in which we operate may create anxiety and uncertainty, which may adversely affect employee morale and cause us to lose employees whom we would prefer to retain. To the extent that we are unable to retain our existing personnel, our business and financial results may suffer.

We have a history of net losses. We expect to continue to incur net losses and we may not achieve or maintain profitability.

        We have incurred significant net losses and negative cash flows from operations since our inception in January 1996, including a net loss of approximately U.S.$ 19.0 million for the year ended March 31, 2003. As of March 31, 2003, we had an accumulated deficit of approximately U.S.$ 48.7 million. We expect to continue to have net losses and negative operating cash flows for the foreseeable future. We expect to increase our spending significantly as we continue to expand our services, advertise and promote our brand, and invest in the expansion of our infrastructure and sales and marketing staff. We have incurred and in the future will incur expenses in connection with our recent acquisitions and integration of these businesses with the existing business. Accordingly, we will need to generate significant additional revenues, while controlling our expenses, to achieve profitability. We may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not continue to increase in the future. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause the price of our ADSs to decline.

        We expect our quarterly results to fluctuate significantly in the future based on a variety of factors. These factors are also expected to affect our long-term performance. Some of these factors include:

  •
  our ability to successfully integrate our acquisitions;

  •
  increased competition;

  •
  changes in pricing policies or our product and service offerings;

  •
  increases in personnel, marketing and other operating expenses to support our anticipated growth;

  •
  our ability to attract new users and retain existing users at reasonable costs;

  •
  our ability to adequately maintain, upgrade and develop our portal, our computer network and the systems that we use to process customer orders and payments;

  •
  the timing of our expansion plans in India and additional geographic markets;

  •
  seasonality in retail sales because of the festival seasons in the Indian winter months of November through February, and extended vacations in the Indian summer months of April through June; and

  •
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

Our marketing campaign to establish brand recognition and loyalty for the Rediff.com brand, the ValuCom brand and the India Abroad brand could be unsuccessful, which could harm our business.

        In order to expand our customer base and increase traffic on our web site, we must establish, maintain and strengthen the Rediff.com brand, the ValuCom brand and the India Abroad brand. We plan to continue to incur substantial marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic or if an increase in consumer traffic does not lead to an increase in revenues to offset our marketing expenditures, our losses will be increased or, to the extent that we are generating profits, our profits will be decreased.

        Our success in promoting and enhancing the three brands will depend on our ability to provide high quality content, functionality and product offerings. Furthermore, our portal will be more attractive to advertisers if we have a large user base with demographic characteristics that advertisers perceive as favorable. If we fail to promote our brands successfully, increase the number of visitors to our web site or maintain the quality of our advertising services, the value of the Rediff.com brand, the ValuCom brand and the India Abroad brand could be diminished.

Intense competition in our businesses could prevent us from achieving or sustaining profitability.

        Our businesses compete in industries that are extremely competitive and many of our competitors have greater management, financial, technical, marketing, sales and other resources than we do. Our business faces significant competition from other well-established online content providers, as well as numerous new entrants. We also compete with foreign online content providers, companies in the United States providing communications services on the Internet, as well as with traditional print and television media companies. Additionally, we are competing with other forms of advertising for advertising customers. Competition for visitors, customers, advertisers and e-commerce partners is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market. Furthermore, it is difficult to predict which online advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues. Our revenues could be adversely affected if we are unable to adapt to new forms of pricing for the services and products we offer. Increased competition may result in:

  •
  loss of visitors and web site traffic;

  •
  loss of advertisers;

  •
  loss of customers for our communications services;

  •
  different pricing, service or marketing decisions;

  •
  reduced operating margins;

  •
  loss of market share; and

  •
  diminished value in our services.

        For additional information regarding our competition, please see the section of this annual report entitled "Business-Competition".

Terrorist attacks could adversely affect our business.

        Terrorist attacks in various parts of the Indian sub-continent and other acts of violence or war, such as the recent terrorist attacks in India and the Iraq conflict have the potential to directly impact our business. Continued terrorist threats and such attacks, wars or other civil disturbances may lead to economic instability adversely affecting our business.

The loss of one or more significant advertisers could adversely affect our revenues.

        We derive a considerable portion of our revenues from certain key advertisers. Any failure to meet advertiser expectations could result in cancellation or non-renewal of a contract. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

Disruptions in telecommunications could harm our business and result in a reduction of our revenues.

        Our online businesses rely heavily on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as telephone lines leased from service providers. We have secured back-up facilities for some of our businesses. However, failure of key primary or back-up systems could lead to the disruption of our services and the loss of important data. This in turn could lead to a loss of users, advertisers and retail customers and damage to our reputation. These failures, which could have a material adverse effect on our business and operating results, could also lead to significant negative publicity and litigation and to a decline in the market price of our ADSs. In the past, several large Internet companies have suffered highly publicized system failures which resulted in significant decreases in the market price of their listed securities.

        We have suffered temporary service outages from time to time that have resulted in a disruption of our services. However, longer outages could have a material adverse effect on our operating results and prospects. As a result of such outages, Internet users are temporarily unable to access our content, community and e-commerce offerings. Any sustained disruption will reduce the number of visitors to our web site and have a material adverse impact on the revenues from e-commerce transactions handled through our web site. Such disruptions could also reduce the number of advertisers on our site and materially affect our operating results.

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

Our business and growth will be impaired if we are unable to retain our existing key personnel and hire additional skilled employees.

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

We are highly dependent on our agreements with third parties to provide products and services to our customers and any termination of these relationships could harm our business.

        We rely on our relationships with third parties to provide high quality products and services to our e-commerce customers. However, because these agreements are not exclusive, our competitors may offer the same or similar products and services as we do. Although we generally enter into agreements with more than one vendor or manufacturer for a specific product category, not all of these vendors and manufacturers can supply the same or similar products. Factors such as brand name, quality and supply can affect our ability to obtain and sell products online. We rely on two major telecommunications companies in the United States to provide us with airtime and enable us to operate our prepaid long distance calling card business. We also rely on our agreements with third parties to provide us with online credit card transactions processing, courier delivery services and cash on delivery, transaction services for our e-commerce customers. Currently, there are a very limited number of third-party credit card transaction processing companies and couriers in India. Since there are a limited number of third-party credit card transaction processing companies, our agreements with them impose onerous obligations on us, such as guaranteeing the performance of all customer orders for which payment has been processed, indemnifying such third-party for any breach of security between our site and the payment mechanism and providing other indemnities as specified in each such agreement. Although we seek to establish relationships with additional suppliers of these services, any unexpectedly terminated agreements with these suppliers will significantly impair our e-commerce and communications offerings and our ability to generate revenues from merchandizing or communications services.

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

        Our short messaging services depend mainly on the cooperation of a large number of private and government cellular operators and their subsidiaries who have the necessary licenses to provide cellular services to consumers across various states/cities in India. We rely on all of these cellular operators for providing the network and gateway for our short messaging services. We also utilize their billing systems to collect service fees from short messaging subscribers.

        If any or all of these private cellular operators encounter technical problems, or if they refuse to cooperate with us, our short messaging services may cease or be severely disrupted, which would have a significant and adverse impact on our future operating results.

We rely on increased sales of, and high renewal rates for, our subscription and fee based products and services.

        A substantial part of our online revenue growth for the year ended March 31, 2003 was from the development of our fee-based Internet services consisting primarily of short messaging service, paid email service and subscription service in India. We are deriving an increased portion of our revenues from these services. If users do not adopt our fee-based Internet services at a sufficient rate, our revenues will be negatively affected.

Potential liability for information we publish may require us to defend against legal claims, which may cause significant operational expenditures.

        We may be subject to claims for defamation, libel, copyright or trademark infringement or other legal actions relating to the information we publish. These types of claims have been brought, sometimes successfully, against news and opinion publishing businesses in the past. We could also be subject to claims based upon the content that is accessible from our web site through link to other web sites. Our insurance coverage may not adequately protect us against these claims. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, liability claims, whether or not successful, could seriously damage our reputation and business.

Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers.

        We collect personal data from our user base in order to understand better our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address, with third-party databases to generate comprehensive demographic profiles for individual users. However, if we are unable to construct demographic profiles for Internet users because users refuse to give consent, we will be less attractive to advertisers and our business will suffer.

We may not be able to manage our operations effectively if we grow, which could harm our business.

        We anticipate significant expansion of our business in India as we address growth in our customer base and market opportunities. In order to manage the expected growth of our operations and personnel, we will be required to improve existing and implement new operational and financial systems, procedures and controls, and to expand, train and manage our employee base. Further, our management will be required to maintain and expand our relationships with various other partners, cellular operators, Internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations.

Our future acquisitions, investments, strategic partnerships or other ventures, even if completed on favorable terms, may strain our managerial, operational and financial resources.

        We may acquire or make further investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. From time to time we have had discussions and negotiations with companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, third-party relationships, technology or software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would dilute the ownership interests of the owners of our equity shares and ADSs. Incurrence of additional indebtedness could increase our interest expenses and cost of capital. Certain acquisitions of businesses organized outside India may require the approval of the Reserve Bank of India and in certain cases, the Government of India. We cannot assure you that any required approval from the Government of India, the Reserve Bank of India or any other government agency can be obtained.

Currency exchange rate fluctuations may adversely impact our operating results and financial condition.

        The exchange rate between the Indian rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the period from the fiscal year ended March 31, 1997 to the fiscal year ended March 31, 2003, the value of the Indian rupee against the U.S. dollar declined by approximately 32.5% from Rs. 35.88 to Rs. 47.53 per U.S. dollar. Devaluation or further depreciation of the value of the Indian rupee will result in higher expenses for us, in Indian rupee terms, for the purchase of capital equipment, such as telecommunications and computer equipment, which we purchase in the United States. In addition, our market valuation could be materially adversely affected by the devaluation of the Indian rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and operating results. Also, the net proceeds from our IPO, pending their intended use, have been invested in U.S. dollar denominated bank deposits. The Reserve Bank of India has the authority to compel us to bring the IPO proceeds to India and have them invested in Indian rupee denominated bank accounts in India. Currency exchange rate fluctuations, in particular an appreciation of the value of the Indian rupee against the U.S. dollar, may adversely impact our operating results.

If we are unable to adapt to the rapid technological changes, our business could suffer.

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

Significant security breaches and fraud could adversely impact our business.

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

        In addition, if someone penetrates our network security or otherwise misappropriates sensitive data about our users, we could be subject to liability. These liabilities could include fraud claims and other claims for misuses of personal information, such as unauthorized marketing purposes. These claims could result in litigation and could have a material adverse effect on our business, results of operations and financial conditions.

A small group of our existing shareholders control our company and may have interests which conflict with those of our other shareholders or owners of our ADSs.

        As of March 31, 2003, our six largest shareholders beneficially owned an aggregate of approximately 88% of our equity shares. As a result, such shareholders acting collectively are able to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. In case of a special resolution, approval of three-fourths of the shareholders present and voting is required. Examples of actions that require a special resolution include:

  •
  altering our Articles of Association;

  •
  issuing additional shares of capital stock, except for pro rata issuance to existing shareholders;

  •
  commencing any new line of business; and

  •
  commencing a liquidation.

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

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights, which could lead to a reduction in our revenues and an increase in our expenses.

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

        We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our web site or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all. For additional information regarding our intellectual property rights, please see the section in this annual report entitled "Business—Intellectual Property".

We do not plan to pay dividends in the foreseeable future.

        We do not anticipate paying cash dividends to the owners of our equity shares or ADSs in the foreseeable future. Accordingly, investors must rely on sales of their equity shares or ADSs, which may increase or decrease in value, as the only way to realize cash from their investment. Investors seeking cash dividends should not purchase our ADSs.

We may be a passive foreign investment company for U.S. federal income tax purposes, which could increase the U.S. tax costs to U.S. holders of ADSs.

        It is uncertain whether or not we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current or future taxable years. PFIC status is a factual determination that is based on the composition of our income and the value of our assets during each year. Valuation of our assets, including goodwill, is based on the market price of the ADSs, which is subject to change from time to time. If we are a PFIC, U.S. holders of ADSs may incur significantly increased U.S. income tax costs on the sale or disposition of ADSs and on the receipt of distributions on ADSs to the extent such distributions are treated as "excess distributions" under the U.S. income tax rules. Please also see the section in this annual report entitled "Taxation—United States Federal Tax—Passive Foreign Investment Company Rules".

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

Regional conflicts in South Asia could adversely affect the Indian economy and cause our business to suffer.

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

Political instability related to the current multi-party coalition government could halt or delay the liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

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

Indian law limits our ability to raise capital and the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

        Indian law constrains our ability to raise capital through the issuance of equity or convertible debt securities. Foreign investment in an Indian company may require approval from relevant government authorities in India including the Reserve Bank of India. The Government of India has classified existing businesses into various categories for automatic approval of foreign direct investment up to certain prescribed percentages. Under the current guidelines, the Government of India provides for approval under the automatic route for foreign direct investment proposals relating to the information technology sector.

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

Currently there is no public trading market for our equity shares in India or elsewhere which, together with existing Indian laws that restrict the conversion of outstanding equity shares into ADSs, reduce your ability to sell our ADSs.

        Currently there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one or that we will be able to meet applicable listing guidelines or regulations to list our equity shares on a stock exchange in India or elsewhere. Our equity shares are only traded on the NASDAQ Small Cap Market, or NASDAQ, in the form of ADSs. Under current Indian laws and regulations, outstanding equity shares not listed in India may not be deposited into our depositary facility. Thus, if you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market. Further, you will be prohibited from re-depositing such unlisted outstanding equity shares with our depositary.

        Under proposed regulations in India, our depositary may be allowed to accept deposits of outstanding equity shares and issue American Depositary Receipts, or ADRs, evidencing ADSs representing such equity shares only to the extent, and limited to the number, of ADSs converted into underlying equity shares, if such equity shares are listed in recognized Indian stock exchanges. In the present case, since our outstanding equity shares are unlisted, you would be unable to deposit outstanding equity shares with our depositary and receive ADRs.

        Under current Indian regulations and practice, the approval of the Reserve Bank of India or RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for a renunciation of rights in favor of a resident of India unless the sale of the outstanding equity shares is made through a recognized stock exchange. Since our outstanding equity shares are unlisted, any such transfer would require the approval of the RBI. Under currency exchange controls that are in effect in India, any such approval granted by the Reserve Bank of India will specify the price at which the equity shares may be transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, shareholders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained on any particular terms or at all.

        If in the future a market for our equity shares is established in India, our equity shares may trade at a discount or premium to the ADSs in part because of such restrictions.

Our ability to acquire companies organized outside India may depend on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively affect our revenues.

        As part of our business strategy, we may plan to acquire complementary businesses, including businesses based outside of India. For the acquisition of a business based outside India we may be required to obtain approval of the Reserve Bank of India and/or the Government of India. The Government of India has recently issued guidelines permitting acquisitions on an automatic basis, subject to certain conditions, of companies organized outside India with a transaction value:

  •
  if in cash, up to 100% of the proceeds from an ADS offering or balances in the Exchange Earners Foreign Currency ("EEFC") Account;

  •
  if in cash (not through balances in an EEFC account or utilization of ADR issues) up to U.S.$ 100.0 million subject to a cap of 100% of the Indian party's net worth; and

  •
  if in stock in the form of listed ADRs, the greater of $100.0 million or 10 times the acquiring company's export earnings in the previous fiscal year and such issue of ADRs is backed by a fresh issue of equity shares.

        We cannot assure you that we will be able to obtain any required approval from the Reserve Bank of India and/or the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively impact our revenues.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

        We are incorporated under the laws of the Republic of India and many of our directors and executive officers reside outside the United States. In addition, a large part of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

  •
  effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

  •
  enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in U.S. courts, including judgments predicated solely upon the federal securities laws of the United States.

        We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of courts in the United States in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. A judgment of the courts in the United States shall be conclusive as to any matter directly adjudicated between the parties to the suit except if Indian courts were of the opinion that such judgment:

  •
  was not rendered by a court of competent jurisdiction;

  •
  was not rendered on the merits of the case;

  •
  appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which such law is applicable;

  •
  was obtained in proceedings which are opposed to "natural justice"; or

  •
  sustains a claim founded on a breach of any law in force in India.

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

Changes in the regulation of the Internet may restrict the growth of our business.

        Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business.

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

        Pursuant to the New Telecom Policy, 1999, while National Long Distance (NLD) services have been opened to private service providers effective January 1, 2000, International Long Distance (ILD) services have been opened to private service providers effective April 1, 2002. Pursuant to the

Guidelines issued by the Department of Telecommunications (DOT), it appears that we may not be able to resell prepaid phone-cards of these Internet Service Provider under our own brand since the same permit Internet Service Provider to sell such facilities directly.

        While Internet Telephony has been legalized in India effective April 1, 2002, these services may be provided by Internet Service Providers only.

The high cost of accessing the Internet in India limits our pool of potential customers and the growth of our business.

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

The limited installed personal computer base in India limits our pool of potential customers and restricts the growth of our business.

        The market penetration of, or access to, personal computers and the Internet in India are far lower than in the United States. According to Internet Service Providers' Association of India, in March 2003 India had approximately 3.8 million Internet users compared to a total population in India of more than 1 billion, while, according to the United Nations Conference on Trade and Development, the United States had approximately 143 million Internet users compared to a total population in the United States of 270.3 million. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

The success of our business depends on the acceptance of the Internet in India, which may be slowed by high bandwidth costs, and other technical obstacles in India.

        As with many developing nations, the fixed line telecommunications infrastructure in India is not well developed. Although this industry has been opened for private sector participation, the current service remains inferior to service in most developed countries. Further, the number of telephone lines per one thousand persons in India is low when compared to most developed countries. Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Prices for bandwidth capacity are set by the Government of India and have remained high due to, among other things, capacity constraints. Further, limitations in network architecture in India sometimes limit Internet connection speeds to 28 Kbps or less, which are less than the 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on direct satellite link, digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers, and reduce our desirability to online advertisers.

We may not be able to grow our business if online advertising in our markets does not expand.

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

  •
  our ability to attract advertisers at profitable rates in light of intense competition;

  •
  our ability to generate and continue to grow a large community of users with demographics attractive to advertisers;

  •
  advertisers' acceptance of the Internet as an effective and sustainable medium;

  •
  our ability to contract with a diverse group of advertisers that will generate attractive traffic patterns and user demographics;

  •
  the effectiveness of our advertising delivery, tracking and reporting systems; and

  •
  our ability to adapt to new forms of Internet advertising.

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

The success of our merchandizing business depends on the acceptance and growth of e-commerce in India, which is uncertain.

        Many of our existing and proposed products and services are designed to facilitate e-commerce in India, although there is very little e-commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into through the Internet and the validity of digital signatures are governed in India by the Information Technology Act, 2000 (the "IT Act"). In addition, many Indian businesses have deferred purchasing Internet access and deploying e-commerce initiatives for a number of reasons, including the existence or perception of, among other things:

  •
  inconsistent quality of service;

  •
  lack of legal infrastructure relating to e-commerce in India;

  •
  lack of security of commercial data such as credit card numbers; and

  •
  low number of Internet users in India.

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

Risks Related to the Internet

We may be liable to third parties for information retrieved from our web site.

        We could be exposed to liability for the selection of listings that may be accessible through our portal or through content and materials that we develop or that our users may post in message boards, chat rooms, or other interactive services. For example, we are a party to a criminal writ petition filed in the High Court of Mumbai, India, for providing unrestricted access to Internet users to pornographic and other objectionable material through our search engine. Please see the section in this annual report on "Business—Legal Proceedings" for more information on this litigation. We may also be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we post on our web site. We could also become liable if confidential information is disclosed inappropriately on or through our web site. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. We offer Internet-based e-mail services, which expose us to potential liabilities or claims resulting from:

  •
  unsolicited e-mail;

  •
  lost or misdirected e-mail;

  •
  illegal or fraudulent use of e-mail; and

  •
  interruptions or delays in e-mail service.

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

We may be liable to third parties for the products we sell online.

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

        Currently we do not collect any sales taxes on the products sold through our web site. However, we may be required to collect such taxes in the future. The Government of India may impose sanction against us for failure to collect sales taxes on products sold by us through our web site. This may materially adversely affect our business, financial condition and operating results.

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

Risks Related to the ADSs and Our Trading Market

An active or liquid market for our ADSs is not assured.

        Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties. Although holders of our ADSs are entitled to withdraw the equity shares underlying the ADSs from the depositary facility at any time, subject to certain legal restrictions, there is no public market for our equity shares in India or elsewhere. Under current Indian law, equity shares may be deposited into our depositary facility in exchange for ADS, under certain circumstances. Current Indian regulations allow our Depositary to accept deposits of outstanding equity shares and issue ADRs, evidencing ADSs representing such equity shares only to the extent, and limited to the number, of ADSs converted into underlying equity shares and so long as such equity shares were purchased through SEBI registered stock brokers which would imply our shares are listed in a recognized Indian stock exchange. Therefore, if you elect to surrender your ADSs and receive equity shares, you would be unable to deposit outstanding equity shares with our Depositary and receive ADRs because the number of ADRs that can be issued cannot, at any time, exceed the number of ADRs converted into underlying equity shares. Therefore, unless the law is changed, the number of outstanding ADSs and trading volumes will decrease to the extent that equity shares are withdrawn from our depositary facility and not deposited for the re-issuance of ADSs, which may adversely affect the market price and the liquidity of the market for the ADSs.

Our management has broad discretion in using the proceeds from our equity offerings and therefore investors will be relying on the judgment of our management to invest those funds effectively.

        Our management has broad discretion with respect to the expenditure of the net proceeds from our equity offerings. As of March 31, 2003, approximately U.S.$ 14.38 million of the net proceeds from our ADS offering completed in June 2000 remain as cash and cash equivalents in banks on which we are earning interest. We intend to use these proceeds primarily to develop content for our Internet portal, to advertise and promote our brand and for general corporate purposes, including capital expenditures and strategic investments, partnerships and acquisitions. However, there is a possibility that we may be unable to make potential strategic investments, partnerships or acquisitions in the near future and a risk that our management may use the net proceeds from our equity offerings in an inefficient or ineffective manner.

Our ADS market price may be highly volatile and could drop unexpectedly in the future.

        The stock markets in the United States have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. The securities class action litigation has been instituted against us in the United States. Such litigation brought against us, even if unsuccessful, could damage our reputation and result in substantial costs and a diversion of our management's attention and resources.

Owners of our ADSs may be restricted in their ability to exercise preemptive rights and thereby may suffer future dilution of their ownership position.

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

Owners of our ADSs may be restricted in their ability to exercise voting rights because of the practical and legal limitations associated with instructing the depositary to vote on your behalf.

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

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities.

        The market price of our ADSs could decline as a result of sales of a large number of equity securities on an Indian stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of March 31, 2003, we had an aggregate of 12,795,200 equity shares outstanding. Of the outstanding equity shares, 5,290,000 ADSs, representing 2,645,000 equity shares are freely tradable. The remaining equity shares may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific government approval is required.

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

BUSINESS

Overview

        Our legal name is Rediff.com India Limited. We were incorporated on January 9, 1996 as Rediff Communication Private Limited under the Indian Companies Act. We converted to a public company on May 29, 1998. On February 15, 2000 we changed our name to Rediff.com India Limited. Our principal office is located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India, and our telephone number is +91-22-2444-9144. Our Internet address is www.rediff.com.

        We are a leading Internet destination in India, focusing on India and the global Indian community. Our websites in India and the U.S. consists of several interest specific channels, extensive community features, local language editions, sophisticated search capabilities, wireless short messaging services (SMS) and e-commerce. Our interest specific channels include cricket, finance, movies, astrology, contest, lifestyle, home décor, women and several other topics of interest tailored to meet the needs of Indians worldwide. Our community features and products include free and paid e-mail, chat, instant messaging, blogs (personal diaries posted on the Internet), matchmaker, astrology services, 'Rediff on palm' and wireless SMS. E-commerce through our marketplace program provides merchants a platform to showcase and sell their products and services to a large online consumer base in India and the United States. We offer a range of payment options to our consumers, including dollar and rupee denominated credit cards, charge cards, debit cards, local checks, demand drafts, direct debit to savings accounts and cash on delivery (C.O.D.) payment services.

        We also provide Internet-based marketing of prepaid long distance calling cards through our acquisition of Value Communications Corporation ("ValuCom") and publish a weekly newspaper aimed at the Indian American community based in the United States and Canada through the acquisition of India Abroad Publications ("India Abroad").

        For the fiscal year ended March 31, 2003, our management reclassified the Company's business segments and reviewed the Company's performance on this new basis. Revenues derived during the fiscal year were segmented under India Online business (formerly "media services and merchandising services"), U.S. Publishing business which include 'Rediff U.S.A.' and 'India Abroad' (formerly "media services" and Phone Card business (formerly known as "communication services").

        On June 14, 2000, we issued 4.6 million ADSs, representing 2.3 million equity shares at a price of U.S.$ 12.00 per ADS raising net proceeds of U.S.$ 49.8 million after underwriting discounts and expenses and we listed our ADSs on the NASDAQ National Market. On June 20, 2000, the underwriters of our offering exercised their over-allotment option and we issued an additional 690,000 ADSs, representing 345,000 equity shares at a price of U.S.$ 12.00 per ADS for the net proceeds of U.S.$ 7.5 million. The net proceeds of the ADS offering have been used by us, and in future, are intended to be used by us, to develop content for our Internet portal, to advertise and promote our brand and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.

        Our investments and acquisitions have been an important part of our initial growth strategy. We completed two strategic acquisitions during 2001. First, in March 2001, we acquired ValuCom for U.S.$ 3 million plus deferred consideration payable over a period of 2 years. Then, in April 2001 we acquired India Abroad for approximately U.S.$ 10 million. In July 2002 we concluded the acquisition of ValuCom, for an additional consideration of U.S.$ 3.25 million. We believe that these acquisitions have enabled us to create diversified revenue streams across multiple service segments.

        Following the acquisition of India Abroad, we initiated the process of integrating the operations of Rediff.com Inc, (formerly 'thinkindia.com' or 'Thinkindia'), with those of India Abroad, including relocating Thinkindia's operations from California to New York. On completion of the restructuring, the Company evaluated and concluded that the goodwill that arose on Thinkindia's acquisition was impaired. Accordingly, we wrote off the unamortized balance outstanding as of September 2001.

        Similarly, keeping the then market environment in mind and after reviewing whether the values of our Internet investments in Apnaloan.com, Travelgini.com and Billjunction.com were appropriate, we concluded that our investments in these dot.com companies had suffered permanent impairment, due to the downturn in valuations of dot.com companies together with the general conditions affecting the technology industry. Accordingly, we wrote off the value of our investments in these companies and recorded the appropriate impairment expense.

        During the fiscal year ended March 31, 2003, we initiated the process of integrating the operations of ValuCom with that of India Abroad, including relocating ValuCom's operations from Chicago to New York. Consequently, during the year ended March 31, 2003 we assessed and re-evaluated the goodwill that arose on ValuCom's and India Abroad's acquisitions. Based on the application of SFAS No. 142, management concluded that goodwill relating to ValuCom and India Abroad was impaired. Management determined the fair values of ValuCom and India Abroad with the assistance of an independent valuation specialist and recorded an impairment charge of U.S.$ 5,100,000 and U.S.$ 3,200,700 for ValuCom and India Abroad respectively during the year.

Our Markets

        We believe that the following factors will help in the growth of Internet usage in India:

  •
  declining Internet access costs;

  •
  improved network infrastructure;

  •
  improved telephone line access;

  •
  increasing number of cybercafes;

  •
  government support at national and state levels;

  •
  increasing percentage of the Indian economy focused on technology;

  •
  increased awareness of the Internet;

  •
  increased availability of online content and services; and

  •
  significant English speaking population.

        The Government of India continues to support initiatives to provide Internet connectivity in towns and villages across the country.

        We believe, the opening up of the internet service provider ("ISP") market in India to private competition since 1998 and the subsequent privatization of India's leading ISP—Videsh Sanchar Nigam Limited ('VSNL') in April 2002, will help in increasing the growth of Internet in India. According to a report dated March 2002 by the Internet Service Providers Association of India, the total number of Internet subscribers in India was approximately 4 million individuals. The report also indicates that a total of 486 ISP licenses have been issued by the Government of India under various categories, of which approximately 132 were operational as of December 31, 2001.

        We believe the de-regulation and resulting privatization of the telecom industry and the steady growth in ISP licenses will help in the expansion of Internet in India, thus increasing the opportunities for fee based services (online subscriptions, mobile services on the SMS platform and online shopping) and online advertising. We believe that Internet users will rely on the web for access to content, community and fee based offerings that will provide advertisers and merchants with a demographically attractive and targeted audience.

Indian Community in the United States

        We also intend to target the Indian community in the United States. According to Census 2000 data released by the U.S. Census Bureau, the population of Indian nationals living in the United States is approximately 2 million, which has more than doubled since the last census in 1990. Our in-house study indicates that the Indian community in the United States regularly accesses Indian news and events through a combination of India-relevant services. With the steady growth of the Indian community in the United States and Canada, we believe that the demand for online and offline content, community and e-commerce offerings relevant to Indians will slowly increase.

Our Opportunity

        Internet usage is at an early stage in India and is currently experiencing slow to modest growth. However, the growing urban and semi-urban middle class population is progressively adopting Internet related services and we believe that a dominant online brand that understands and responds to their requirements can capture a sustainable market share in India. High quality and culturally relevant web sites will further accelerate the growth of the Internet in India and also increase the usage of such sites by the global Indian community. The growth in cellular services in the country will also help fuel the need for Internet related services that can be accessed over mobile phones in India. We believe our opportunities are driven by the following four factors:

1.
Few Internet companies are focused on Indians living overseas

        We believe Indians living overseas access a combination of online and offline product offerings to fulfill their personal India-related needs. We believe that there is demand for a comprehensive online-offline consumer service enterprise that provides Indians living overseas with relevant online as well as offline content, online community and e-commerce offerings. Although there are local companies that cater to the community needs of Indians living overseas, we believe consumers in such countries prefer to have access to Indian news, products and services through India-focused Internet companies such as ours. We believe that by combining the content from India Abroad, the weekly news publication with our online content, we have strengthened our focus on the Indian community in the United States and Canada.

2.
Few comprehensive, branded Internet companies in India

        We believe there are few Internet sites in India that are recognized nationally and have a universal appeal among Indians worldwide. Moreover, some companies that are currently seeking to build online brands are doing so on a segmented or fragmented basis. Many of these companies are merely content aggregators and therefore have limited appeal to users. Currently, there are a few sites with substantial product offerings in the areas of content, community and fee based services like subscriptions, e-commerce and mobile services. Most Indian sites with in-depth content offerings are focused on interest specific topics while most horizontal web sites have limited content offerings. We believe an increasing number of Internet users in India are seeking a full-service Internet destination with a range of personalized and innovative product offerings similar to leading international online enterprises which provide them with:

  •
  a variety of in-depth, focused and personalized local content;

  •
  an interactive and personal experience that is culturally relevant;

  •
  sophisticated Internet offerings like chat, messenger, e-cards, blogs, online shopping, e-mail and a locally adapted search engine; and

  •
  value added services on the wireless SMS platform that can be accessed through mobile phones on both—the GSM and CDMA standards.

3.
Underdeveloped retailing and e-commerce environment in India

        The retail industry in India is relatively underdeveloped and fragmented as compared to the United States. Low credit card penetration has resulted in an inability for potential customers to make payments online. Moreover, distribution and fulfillment facilities are not integrated nationally. As a result, a significant population of Internet users, particularly people in smaller cities and towns, do not have access to a wide variety of world class branded products and services. Online commerce provides an opportunity to make a greater variety of goods and services available to people in such places more conveniently, particularly through greater penetration and usage of the Internet outside of the large metropolitan cities. We believe some of these initiatives are driven by the Government of India's endeavor to provide superior Internet infrastructure that will enable Internet access in smaller towns and villages and also through the proliferation of privately owned cyber cafes. Anticipated improvement in infrastructure, increase in credit card penetration, and development of alternative payment mechanisms for online purchases such as cash on delivery (C.O.D) payment system is expected to fuel the growth of e-commerce in India.

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

The Rediff.com Solution

        We are a leading Internet destination focusing on India and the global Indian community. We believe we are known for being one of the first with news and providing accurate and trustworthy information. We provide a platform for Indians worldwide to connect with one another online quickly and reliably. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

        Our quarterly page views have grown from approximately 1.54 billion for the quarter ended March 2002 to approximately 3.27 billion for the quarter ended March 2003. During this period, we believe we have created highly desirable advertising and online commerce and entertainment services on the wireless short messaging platform for our users. We believe our limited success to date is attributable to the following four key factors:

1.
Content focused on India and the Global Indian Community

        We serve the online needs of Indians worldwide and have through our acquisitions targeted the offline needs of the Indian community in the United States. We have developed our offerings based on the demands and the requirements of our users. We have been in the online business since 1996, and hence have a large online archive of content focused on India and the global Indian community. We provide our users with:

  •
  breaking news focused on India, updated regularly by in-house editorial staff, featuring news stories, interviews and online chats with leading Indian personalities in the fields of art, science, literature, business, culture, politics, sports and entertainment; movie reviews, news links of leading Indian daily newspapers and personalized content based on surfing habits and user preferences.

  •
  a U.S. version of our web site providing, in addition to breaking news, news pertaining to North America, information on Indian events across various cities in the United States and a host of community and online offerings, including prepaid long distance calling cards and online classifieds, tailored for the Indian community in the United States;

  •
  interest specific information and services that are relevant to Indians, including cricket, finance, Indian music, blogs, astrology, Indian movies, food, health, teen station, auto, e-mail, e-cards, matchmaker services and contests;

  •
  search capabilities to provide searches of the entire Rediff.com archives of over six years of news and information and also more relevant to content relating to India on the World Wide Web with technology licensed from Google, Inc. In addition, the "Rediff Guide to the Net" provides relevant India-based links on various topics of interest to users; and

  •
  an easy to understand interface that strikes the right balance between breaking news, personalized news services depending on surfing habits and user preferences and numerous community services like email, entertainment on the Internet mobile platform, online shopping, matchmaking, blogs, astrology with an attractive visual appearance and quicker download times for people accessing the site with low-speed lines.

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

3.
Online Products

        We are among the pioneers of online commerce in India. We believe that we were among the first to start an online book, music, and gift shop in India. Currently, we offer products and services in more than 50 categories and accept payments in U.S. dollar and Indian rupee credit cards, charge cards, debit cards, local checks, demand drafts, direct debit to savings account and cash on delivery payment system. Our customer service executive addresses customer inquiries over voice, chat and mail. We also target the Indian community in the United States by providing them virtual prepaid long distance calling cards online through our subsidiary ValuCom.

4.
Attractive advertising platform

        We believe we provide an attractive combination of online and offline advertising mediums to advertisers in India and in the United States seeking an online-offline offering. We believe this is primarily due to the following reasons:

  •
  we are a leading Internet brand in India focused on the Indians worldwide;

  •
  we have a highly desirable user demographic profile;

  •
  we have a rapidly growing, global-user base; and

  •
  we have one of the oldest weekly newspapers focusing on the Indian community in the United States.

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

Strategy

        Our objective is to consolidate our position as a leading Internet destination in India and increase our online and offline penetration among the Indian community in the United States. With this objective in mind, we intend to define our business for the fiscal year ending March 31, 2004 across the following geographic and revenue segments:

India Online

        This includes online advertising and fee based services. Fee based services consist of consumer subscription services, mobile services on the text messaging platform and merchandising services.

U.S. Publishing

        This includes a combination of online-offline media services and fee based services, primarily composed of consumer subscription services and mobile services based on the text messaging platform and merchandising services aimed at the Indian-American community in the U.S.

Phone Card Business

        Our communication services, through our subsidiary ValuCom, consist of Internet-based marketing of prepaid long distance calling cards to consumers in the United States. However, our ability to capitalize on the opportunities provided by this line of business are subjected to lower usage of U.S. to India pre-paid phone services, reduced rates per minute, shifting of calls originating from the U.S. to calls originating in India as well as the Company's decision to exit from the low margin prepaid wholesale phone card business in our ValuCom subsidiary during the fiscal year ended March 31, 2003. In order to better capitalize on the opportunities presented by this business, we may continue to grow the business, collaborate with a strategic partner or sell this business.

        Detailed below are the various revenue sources:

Media Services

        We intend to provide news, information and entertainment services through various combinations of online and offline media and derive revenue from providing access to this audience to advertisers, direct marketers and others.

Fee Based Services

  I)
  Consumer Subscription Services

  Consumers have historically paid recurring subscription fees for offline media. In recent years, several offline media companies have been able to successfully extend their operations and also provide online content. During the last fiscal year, we developed a fully integrated online subscription website that allows India Abroad readers to subscribe online for the weekly publication thereby effectively leveraging our acquisition of India Abroad. Additionally, during the fiscal year ended March 31, 2003, we launched two new email subscription products in addition to our existing personalized paid email service. During the fiscal year ended March 31, 2003 we also launched Matchmaker and SMS2India. During the year, we also test-launched Rediff Radio, a premium content service that delivered live audio commentary of some of the 2003 ICC World Cup cricket matches.

  II)
  Mobile Services on the Text Messaging Platform

  Our mobile services are slowly becoming popular as the Indian cellular industry enters a high-growth period. The Cellular Operators Association reports that a million new cellular users are added every month. On March 31, 2003, there were approximately 12.5 million mobile users. This number is expected to rise to over 20 million users by March 2004. We believe that our success in this segment will be determined by our ability to launch relevant services and our skill in reaching mobile users through distribution deals. During this fiscal year we have launched products in all the categories we believe will lead to higher growth: SMS-based chat, dating, email and games. We have also achieved alliances with operators covering 90% of the cellular footprint in India.

  III)
  Merchandizing Services

  These constitute our e-commerce activities and primarily consist of sale of items to retail customers, who shop online at the Rediff.com Marketplace. We believe this platform has been well tested and accepted by both consumers as well as merchants in India.

  Our principal business strategies to accomplish our objectives and plans are:

Aggressively extend our brand recognition and reputation

        We intend to continue to build our brand as a leading online destination for Indians in India and in the United States. Our brand building activities will include:

  •
  advertising focusing on the Indian community in the United States;

  •
  marketing and promotion activities in cyber cafes, universities and computer training institutes in India and events organized in the United States;

  •
  public relations programs in India and the United States;

  •
  co-branded campaigns with leading consumer brands in India; and

  •
  new strategic business alliances.

Continue rapid expansion of our online and offline product and service offerings

        We intend to continue adding original and innovative content and services to our online and offline offering in India and the United States. We believe this will:

  •
  encourage existing users to visit us online more often and cross-sell our other online products and services;

  •
  influence our users in the United States to try our offline product offerings;

  •
  allow new users in India and the United States to sample our online and offline product offerings; and

  •
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

  •
  continuously expand on our range of products and services by partnering with national and international brands across diverse categories;

  •
  introduce a range of new products and services for distribution within the United States;

  •
  periodically create value added offers across categories to attract new users;

  •
  build customer loyalty among regular users;

  •
  provide multiple payment options including the cash on delivery payment system and enter into alliances for direct debit to savings account of various banks;

  •
  cross-sell relevant categories to our users through other services;

  •
  strengthen our logistics and distribution network in India and the United States through our strategic partners; and

  •
  enhance consumer awareness of online shopping through marketing and public relation campaigns in association with various national and multinational consumer brands.

Build relationships with top advertisers

        Although we believe we receive a high portion of the total online advertising revenues in India, the online advertising market in India is still at an early stage of development. We have focused on building relationships with the top 200 advertisers in India by educating them about the advantages of online advertising. To this effect, we initiated a unique online advertising workshop and seminar for brand managers, media planners, creative partners and account servicing personnel of leading advertising agencies in India in the cities of Mumbai and Delhi. Our sales team will continue to inform advertisers about the merits of online advertising and help them in drawing a realistic expectation from this medium. We intend to continue to provide advertisers with detailed feedback on the effectiveness of their campaigns and provide suggestions on how to improve consumer responsiveness.

Become a dominant player in the growing mobile Internet market in India

        During the fiscal year ended March 2003, we launched a series of SMS based value added services targeted at mobile users in the age group of 18 to 35 years. We are now in the process of consolidating our position in this nascent but growing business segment. We distribute our mobile services through most of the leading mobile operators, providing us with a 90% footprint of the mobile user base in India. Some of our mobile operator partners are Orange, Airtel, Idea, BPL Mobile, Reliance and Escotel. We believe, that the growth in the mobile user base in India is being fuelled by large investments in technology and marketing by all telecom operators, declining prices for mobile handsets as well as the charges for making calls, and the rapid launch of the latest handset models by manufacturers like Nokia, Motorola, Ericsson and others.

Our Product and Service Offerings

        Prior to December 2000, we organized our product and service offerings into content, community and e-commerce categories. Our content offerings commenced in February 1996 with news, sports, business, travel and movies. Later we added other service offerings which included, among others, special events, education, newsflash, chart busters, astrology, food, health, auto, U.S. edition, money channel, scoreboard and Women channel. Our community offerings included online chat, e-mail, e-cards, romance, free home page, jobs and instant messenger.

        In December 2000, Rediff.com re-launched its web site "www.rediff.com" based on its user experiences and insights. The re-designed web site was made more user-friendly, and it includes several enhanced features that targets the growing base of Internet users in India and overseas.

        In January 2003, we launched the "Rediff Personal Edition' powered by XML technology, thus making it one of the first personalized websites in India, where users are provided with news and content based on their surfing habits and preferences.

        Rediff Personal Edition offers implicit personalization by publishing content highly relevant to individual users based on their surfing pattern on the website. The recommendation engine based on the theory of collaborative filtering intelligently figures out the reader and then recommends news stories of interest that have not been read by him or her. The categorizer, an artificial intelligence system, sorts content by subject categories through a complex process of algorithms while the "related content' and "personalization' engines together ensure users a personal surfing experience by providing content and services per individual tastes and preferences.

        As part of explicit personalization, Rediff Personal Edition allows users to individually set-up "topics of interest' based on their preference which are placed on the latter portion of the home page. Sections currently included are:

  •
  Movies;

  •
  Cricket and Sport;

  •
  Columnists;

  •
  News;

  •
  Business (Industry and Company); and

  •
  Regional.

        In addition, Rediff Personal Edition displays a new contemporary design with a user friendly navigation system. Discussion boards allow users to post their comments and also view related comments on a given story.

        The Rediff Personal Edition also includes new services such as match making, astrology and blogs that offer users a range of product and features tailored to individual needs.

        Blogs, a conversational and personal site that allows users to publish their thoughts and ideas directly and instantly to the web, is being introduced for the first time on any Indian site.

Rediff.com U.S.A

        Rediff.com U.S.A, our web site in the United States, has been enhanced and personalized with content that is customized for the Indian community in the United States, under the following sections:

  •
  Personal Edition;

  •
  Headlines;

  •
  Rediff Radio;

  •
  Highlights;

  •
  Deals For You;

  •
  Get Connected;

  •
  India Abroad: Subscriptions, Classifieds, Gifting, etc.;

  •
  Rediff Matchmaker;

  •
  Rediff Shopping;

  •
  Personal Predictions;

  •
  Rediff Blogs;

  •
  SMS 2 India; and

  •
  Call India.

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

Our e-commerce offerings

        We believe that we are among the pioneers of online commerce in India, having commenced our Indian operations in August 1998. We believe we were among the first to start an online book, music and gift shop in India. We believe we have used world-class software solutions to build a scalable and extensible e-commerce platform. Currently, we offer products and services in more than 50 categories including apparel and accessories, confectionery, CD-ROMs, dry fruits, flowers, food and beverages, footwear, fragrance, gift certificates, handicrafts, health and fitness, household, Indian sweets, jewelry, kids stuff, office, personal care and beauty, personalized gifts, services, sports, stationery, travel and watches and clocks.

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

        We had more than 146 advertisers on our site during the fiscal year ended March 31, 2003, including:

ICICI Group
Citibank

ING Vasya Bank
Hindustan Levers
Hero Honda
Hewlett Packard
Carrier Aircon
Nestle India
Bharat Petroleum
Johnson & Johnson India
Oracle
Proctor & Gamble
Xerox Modicorp
NIIT
KLM Royal Dutch Airlines
IBM
Asian Paints
Godrej
Colgate Palmolive
Sony India
Panasonic
Electrolux
LG Electronics
Bacardi
Seagrams
Kodak India
Samsonite
Philips India

        The above advertisers, in the aggregate, accounted for approximately 47% percent of our India media services revenues for the fiscal year ended March 31, 2003.

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

Sales and Marketing

        We pursue a variety of marketing initiatives designed to build brand awareness, attract additional advertisers and promote our e-commerce and web site development businesses. As of March 31, 2003, our sales department consisted of 57 sales and marketing professionals across all of our businesses. These sales and marketing professionals are responsible for seeking additional advertisers, conducting marketing and media relation campaigns as well as obtaining and analyzing customer feedback.

Brand promotion

        We believe that building brand recognition of Rediff.com is critical to attracting additional traffic and advertisers. We use multiple advertising channels to increase visibility and cultivate brand identity. Advertisements for Rediff.com appear in a variety of media, including national newspapers and magazines, national television in India, and outdoor locations such as billboards, kiosks and banners. Our marketing professionals also promote our brand name at cyber cafes, universities and computer training institutes through the sponsorship of events and festivals. Other promotion efforts include participation in industry exhibitions held by Nasscom.

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

Technology and Network Infrastructure

        We maintain our production servers at the Abovenet, Inc. data center in San Jose California and at the Mumbai facility of VSNL. Our operating infrastructure is designed to serve and deliver sufficient page views a day to allow India-based users to access India specific services quickly. We continually update our capacity on these servers as our page views and web base increases.

        Abovenet provides us with Ethernet backbone facility and continuous support. The architecture of our services and infrastructure allow our users to access our services efficiently regardless of their geographical location.

        Our servers run on Red Hat, Inc.'s Linux operating system with an Apache web server and on Microsoft Windows NT operating system with Internet Information Server, Inc. and Sun Solaris Services with weblogic. We endeavor to configure our servers with enough resources to meet the load requirements of the visitors to our site.

        We use in-house and third-party monitoring software and tools and have continuous monitoring to ensure that all of our services are available and operational all the time. Our core services run on multiple servers which provides redundancy and load balancing of the services to ensure fast and continuous access to all the users.

Sales and advertising support system

        In an effort to maintain effective advertising and measure the success of advertising for our clients, we have licensed Realmedia Ad Server from Real Media, Inc. and Webtrends Enterprise Suite from WebTrends Corporation to obtain detailed information on user behavior.

Content support system

        Our content and archives are supported by search technologies that are internally-developed. Our core search engine is licensed from Google, Inc. We use Lyris list management software to send daily news and events to our subscribers' e-mail inboxes.

Community support system

        Most of our community services are internally-developed. Our e-mail system was developed internally using open source programming technologies which can be scaled to millions of users without loss of performance. We have licensed Expressions 4.0 chat software from eShare Technologies, Inc. to enable our Internet chat service offerings.

E-commerce support system

        Our e-commerce service is based on Sun Solaris Platform using web logic application server. Our e-commerce offerings are located on multiple servers to provide increased performance and redundancy in order to minimize service disruptions.

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

Competition

        There are a few of companies that provide web sites focusing on India and the global Indian community. All of these companies compete with us for visitors, online advertising and e-commerce revenues. Competition for visitors and e-commerce is intense and is expected to increase in the future because there are no substantial barriers to entry in our market.

        Our ability to compete successfully depends on many factors including:

  •
  the quality and timeliness of our content;

  •
  the user friendliness of our services;

  •
  our sales and marketing efforts;

  •
  the performance of our technology; and

  •
  ability to fund our operations.

        Increased competition could result in:

  •
  Lower advertising rates;

  •
  Price reductions and lower profit margins;

  •
  loss of visitors;

  •
  reduced page views;

  •
  loss of market share; and

  •
  higher losses.

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

        We compete with providers of Indian content and services over the Internet, including web directories, search engines, content sites, portals, ISPs and sites maintained by government and educational institutions. Our current and anticipated competitors include:

  •
  America Online, Inc.

  •
  Indiainfo.com (Visual Interactive Pvt. Ltd.)

  •
  IndiaTimes.com (Bennett, Coleman & Co. Ltd.)

  •
  MSNBC.co.in and MSN.com (Microsoft Corporation)

  •
  Sify.com (Satyam Infoway Ltd.)

  •
  Indya.com (Newscorp)

  •
  Yahoo.co.in and Yahoo.com

        Some of our competitors have:

  •
  longer operating histories;

  •
  greater name recognition;

  •
  larger customer bases; and

  •
  significantly greater financial, technical and marketing resources.

        This may allow them to devote greater resources than we can to the development and promotion of new and existing services. These competitors may also be able to:

  •
  undertake more extensive marketing campaigns for their brands and services;

  •
  adopt more aggressive advertising pricing policies;

  •
  use superior technology platforms to deliver their products and services; and

  •
  make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third-party content providers.

        Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance. It is also possible that new competitors may emerge and rapidly acquire significant market share. This could have a material adverse effect on our business, financial condition and operating results.

        We also face competition in our U.S. businesses that were acquired in the last fiscal year. The long distance calling card service is highly competitive in the United States and larger, well-capitalized companies, including existing providers of airtime to ValuCom, such as AT&T, may enter the market for providing prepaid long distance services. The market for prepaid calling cards is an emerging market and there are a large number of market entrants. Our ability to compete in this business also depends on our ability to anticipate and adapt to rapid technological and other changes occurring in the telecommunications industry. The publication business is also competitive in the United States and we face competition from print and television media companies targeting the Indian community in the United States. For further information, please see also the section in the annual report entitled "Risks Factors—Risks Related to our Business".

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

        Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information, including our domain name. For example, there are some parties who have registered domain names similar to or slightly different from our domain name, rediff.com, and we have filed lawsuits in India to protect our rights in respect of our domain name. We do not believe that the outcome of these lawsuits will have a material adverse effect on our business. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. For example, currently Indian intellectual property law does not protect service marks. Further, the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. In the future, further litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

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

        We have filed trademark applications for "www.rediff.com" and "Rediff On The Net" in India and for "Rediff" and "Rediff.com" in the United States, which are pending. Certificate of Registration of "Rediff On The Net" and Design (Square) bearing no.2511409 for the mark being registered on November 27, 2001 under International classes 35, 36, 38, 41 and 42, has been received by the Company from the United States Patent and Trademark Office.

Government Regulation

General

        Our online business is primarily subject to regulation by the Ministry of Information Technology, which was formed in October 1999 and is a part of the Government of India. We may also be subject to regulation by the Ministry of Communications of the Government of India and the Telecom Regulatory Authority of India (the "TRAI").

        On June 9, 2000, the IT Act was enacted and was made effective as of October 17, 2000.

        The IT Act has been enacted to:

  •
  give legal validity to online contracts;

  •
  give legal validity to digital signatures;

  •
  make electronic records admissible in court in evidentiary proceedings;

  •
  set default rules for time and place of dispatch and receipt of electronic records;

  •
  allow for filing of documents with the Government of India in electronic form;

  •
  allow for retention of documents, information or records in electronic form;

  •
  set up certifying authorities to issue and supervise digital signatures;

  •
  set up a controller of certifying authorities to monitor and supervise the certifying authorities;

  •
  set up Cyber Regulations Appellate Tribunals to act as quasi-judicial bodies with respect to disputes relating to online transactions; and

  •
  penalize computer crimes.

        Although the IT Act has been enacted, clarity on various issues including legal recognition of electronic records, validity of contracts entered into through the Internet, validity of digital signatures needs to be established.

New Telecom Policy, 1999

        The New Telecom Policy, 1999, or the New Telecom Policy, deals with restructuring of the Indian telecommunications sector. The New Telecom Policy states that ISPs who wish to provide applications such as tele banking, tele-medicine, tele-education, tele trading and e-commerce, will be allowed to operate using infrastructure provided by various Internet access providers. The New Telecom Policy also provides that no license fees will be charged for providing the specific services but registration with the Government of India will be required. The New Telecom Policy prohibits such service providers to provide switched telephony.

        If the New Telecom Policy is enforced in its current form, we may have to register our services with the Government of India and we may also be governed by the regulations issued by the TRAI.

        The TRAI was established in January 1997 by the Government of India under the provisions of the Telecom Regulatory Authority of India Act, 1997, as an autonomous body to regulate the telecommunications industry. On January 24, 2000, the President of India passed an ordinance to recast the TRAI. The ordinance set up a Telecom Disputes Settlement and Appellate Tribunal to adjudicate any dispute between a licensor and licensee, between service providers, appeals of telecom service providers and between service providers and groups of consumers. This ordinance has been replaced by the Telecom Regulatory Authority of India (Amendment) Act, 2000. The TRAI under the amended Act has powers to decide on new licenses and their terms and conditions, the levy of fees and charges on services, interconnectivity between the telecom service providers and perform administrative and financial functions entrusted to it by the Government of India. The new TRAI has no adjudicatory powers, as these powers now vest in a Telecom Disputes Settlement and Appellate Authority. Telecom service providers can approach this appellate authority and the orders of this authority can be challenged only in the Supreme Court of India.

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

Imports

        We may be required to import into India computer hardware and Internet related software purchased from foreign manufacturers for our business. These imports will be subject to the Export and Import Policy issued by the Ministry of Commerce of the Government of India. At the time of import, we will be required to pay a customs duty pursuant to the Customs Tariff Act, 1975, as amended. We will also be subject to the Foreign Exchange Management Act, 1999, and the rules thereunder, ("FEMA"), in connection with payments in foreign currency to the manufacturers of these products. We will require the approval of the Reserve Bank of India if the payment in respect of such import is made beyond a period of 6 months from the date of shipment.

Ownership of foreign securities

        We may wish to invest in the securities of foreign companies. The FEMA may require that we obtain permission from the Reserve Bank of India prior to making any such investment.

Organizational Structure

        Rediff Holdings, Inc., or Rediff Holdings, is our wholly owned subsidiary and is incorporated in the State of Delaware. Rediff Holdings holds all of the outstanding and voting shares of Rediff.com Inc. (formerly, thinkindia.com) and substantially all of the outstanding and voting shares of India Abroad. We directly hold all of the voting and outstanding shares of ValuCom. We also have acquired a total of 19.9% of the outstanding and voting shares of Apnaloan.com, 10% of the outstanding and voting shares of Traveljini.com and 5% of the outstanding and voting shares of Bill Junction.

        Rediff.com Inc., which is a U.S.-based Internet portal focusing on Indians worldwide, is incorporated in Delaware. India Abroad is a New York corporation, which publishes weekly newspaper targeted primarily at the Indian community in the United States. ValuCom, an Illinois corporation, was founded in 1996, and currently focuses on the Internet-based marketing of prepaid long distance calling cards to Indians in the United States.

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

Facilities

India

        Our corporate headquarters are located in Mumbai, India, where we lease approximately 14,000 square feet, located in two buildings. In one facility we lease approximately 11,000 square feet and in the other, we lease approximately 3,000 square feet. These leases expire on April 25, 2005 and January 31, 2004, respectively. We also lease approximately 2,500 square feet of office space in New Delhi, India, which serves as a branch office. This lease expires on December 31, 2006.

United States

        Our India Abroad subsidiary leases approximately 6,250 square feet of office space in New York, the lease for which expires on October 31, 2007. Of these 6,250 square feet of office space in New York, approximately 2,500 square feet is allocated to ValuCom. We lease an additional 3,100 square feet of office space in the same building as the offices of India Abroad, for our Rediff.com Inc., U.S.A operations, the lease for which expires on November 30, 2004.

        As we expand our operations, we anticipate leasing additional facilities in each location in which we develop a presence.

Legal Proceedings

Securities Actions

  •
  Khanna v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, Rediff, four of its officers and directors, including Ajit Balakrishnan, and a group of investment banks that had acted as underwriters in our June 2000 IPO, were named as defendants in a class action lawsuit. The lawsuit alleges that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and Rule 10b-5 thereof. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages.

  •
  Several other class action lawsuits have been filed against us and other defendants stating substantially the same allegations as set forth in the Khanna Action. As of the date of this annual report, we are aware of the following related lawsuits pending in the U.S. courts:

  •
  David & Chaile Steinberg v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3471;

  •
  Thomas Karakunnel and Roger Steward v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814; and

  •
  Anup Kumar Bhasin v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3593.

    All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York.

        On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our board of directors resolved to indemnify our officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors and Officers Liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O

Policy is denominated in Indian rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate on March 31, 2003, the face amount of the D&O Policy is approximately U.S.$ 18.8 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of we, the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately U.S.$ 234,326 (based on the noon buying rate at March 31, 2003), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

  •
  On June 5, 2001, twenty-four companies, including Rediff, who had issued securities to the public, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of Shives et al. v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors, including Ajit Balakrishnan. Plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs alleged claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including Rediff and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the Complaint defines a "Rediff.com Sub-Class" consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other class action complaints filed against other issuers who had IPOs in 2000 and 2001.

        We believe that the allegations in the Khanna Action and the related cases and the Shives Action are without merit and we intend to defend the lawsuits vigorously. We are not able at this point to predict the course or the outcome of the litigation. In the event either action results in a substantial judgment against us, the said judgment could have a severe material effect on our financial position and its results of operations

Action Relating to Access to Pornographic Material

  •
  Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the Indian Penal Code ("IPC") for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our web site "www.rediff.com", provided a search facility, which enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the

    Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai.

  •
  Current Indian laws provide that if any person publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 approximately (U.S.$ 2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 approximately (U.S.$ 4,000).

Actions Relating to Acquisition of India Abroad

  •
  An action was brought by the publishers of "Gujarat Samachar" in August 2000, asserting that India Abroad allegedly breached the parties' agreements concerning the marketing and sale of Gujarat Samachar's International Weekly in North America. India Abroad vigorously disputed these allegations, and asserted various counterclaims against Gujarat Samachar's including breach of contract. The action was tried before a jury (Hon. Preska, J., presiding), in a one-week trial commencing December 3, 2001. On December 7, 2001, the jury returned a verdict in favor of India Abroad for the sum of $560,000. After deducting $279,000—being the sums which had been withheld from Gujarat Samachar by India Abroad and which India Abroad had conceded—Judge Preska entered judgment in favor of India Abroad in the sum of $281,000 ("Judgment"). Gujarat Samachar filed an appeal against the Judgment, and India Abroad filed a Notice of Cross-Appeal, with the United States Court of Appeals for the Second Circuit. By order entered October 29, 2002, Second Circuit dismissed Gujarat Samachar's appeal. Thereupon, India Abroad decided not to pursue its cross-appeal. No further proceedings are expected on this appeal. Gujarat Samachar also filed a motion to vacate the Judgment before Judge Preska. India Abroad filed a cross-motion for sanctions. By an order dated March 31, 2003, Judge Preska denied both motions. A Notice of Appeal was subsequently filed on behalf of Gujarat Samachar and we will file a response to this appeal. No scheduling order has been entered by the United States Court of Appeals for the Second Circuit.

Action Relating to Copyright Violation

        A complaint was filed by the Indian Music Industry ("IMI"), a society representing various music companies in Magistrate's Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided, permitted downloading of music which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors are filing an application for discharge of the complaint before the Magistrate. Although our directors believe they have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

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

Overview

        We are a leading Internet destination focusing on India and the global Indian community. Our websites in India and the United States include interest specific channels relevant to Indians such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce and broadband wireless content. We provide these online services paid as well as free of subscription to our users. We also provide wireless short messaging services to cellular phone subscribers in India. With 24.9 million online registered users worldwide as at March 31, 2003, we believe Rediff.com is the most recognized online brand in India and among the Indian community worldwide.

        Additionally, we publish a weekly newspaper, India Abroad, in the United States and Canada and also provide prepaid long distance communication services primarily to the Indian community in the United States and Canada.

        In February 1996, we initiated our online content offerings with rediff.co.in and rediffindia.com. We later combined the sites into rediff.com, our online portal in India. With the acquisition of thinkindia.com Inc. (later renamed Rediff.com Inc.) in December 2000, we launched Rediff U.S.A., an online portal providing content, community and e-commerce for our users in the United States. Subsequently, on March 23, 2001 we acquired Value Communications Corporation Inc. to provide long distance communications services and on April 27, 2001 we acquired India Abroad Publications Inc, which publishes the weekly newspaper India Abroad targeted at Indians in the United States and Canada.

        During the second quarter of the fiscal year ended March 31, 2003 our management reclassified the company's business segments and assessed our performance on a new basis. These new business segments are India Online business (formerly segmented under "media services and merchandising services"), U.S. Publishing business (formerly segmented under "media services") and Phone Card business (formerly segmented under "communication services").

        India Online business includes revenues from online advertising and fee based services. Online advertising includes advertisements and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services.

        U.S. Publishing business includes subscription and advertising revenues from the publication of India Abroad, a weekly newspaper published in the United States and Canada. It also includes the advertising revenues from Rediff U.S.A., a website catering to the Indian community in the United States.

        Phone Card business primarily includes internet based marketing of prepaid long distance call services targeted at the Indian community in the United States and Canada.

        Revenues from each of our segments are as follows:

	Fiscal Years Ended March 31,
	2001		2002		2003
India Online Business	U.S.$	5,222,483	U.S.$	2,575,918	U.S.$	2,767,244
U.S. Publishing Business		10,738		5,283,037		5,804,598
Phone Card Business		387,646		16,902,610		8,680,031

Total revenues	U.S.$	5,620,867	U.S.$	24,761,565	U.S.$	17,251,873

        Note: Revenues for the years ended March 31, 2001 and 2002 have been reclassified to conform to the above disclosure.

        We have incurred significant net losses and negative cash flows from operations since our inception in January 1996, including a net loss of approximately U.S.$ 19.0 million for the fiscal year ended March 31, 2003. As of March 31, 2003, we had an accumulated deficit of approximately U.S.$ 48.7 million. We expect to continue to have net losses and negative operating cash flows for the foreseeable future. Accordingly, we will need to generate significant additional revenues, while controlling our expenses, to achieve profitability. We have incurred and may incur in the future expenses in connection with acquisitions and integration of those businesses with the Company.

        During June 2000, we issued a total of 5.3 million ADSs, representing 2.6 million equity shares, in an underwritten initial public offering at a price of U.S.$ 12.00 per ADS for aggregate net proceeds of U.S.$ 57.3 million. The net proceeds of the ADS offering have been used by us, and in the future are intended to be used by us, to develop content for our Internet portals, to advertise and promote our brand and for general corporate purposes, including strategic investments, partnerships and acquisitions.

Significant Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including but not limited to allowances for doubtful accounts, the valuation of investments, income taxes, restructuring costs, contingencies, goodwill impairment and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

        The following are the significant accounting policies used in the preparation of our financial statements.

Revenue Recognition

India Online business

        India Online business includes revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships and designing and managing customers websites. Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using our e-mail, matchmaker and other services. Wireless short messaging services include revenues derived from mobile operators based on value added text messages received and sent by mobile subscribers over the mobile phone.

        Advertisement and sponsorship income is derived from customers who advertise on our website or to whom direct links from our website to their own websites are provided and income earned from designing and managing customers' websites.

        Revenues from advertisement and sponsorships are recognized ratably over the contractual period of the advertisement, commencing from the time the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. Such revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Our obligations typically include guarantee of a minimum number of impressions or number of times that an advertisement appears in pages viewed by users of our portal. To the extent that minimum guaranteed impressions are not met, we defer recognition of corresponding revenues until the guaranteed impression levels are achieved.

        We also earn revenues on sponsorship contracts which include fees relating to the design, coordination, and integration of the customers' content, which are recognized ratably over the term of the contract.

        Website development services principally consist of services relating to the designing of graphics, layout, artwork and content of the customers website. Revenue from such services on large contracts that relatively take longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time is recognized on completion of the entire contract. During fiscal 2002 and 2003, short-term contracts constituted substantially all of these services.

        Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenues consist of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop online at our website. With effect from July 1, 2000 customers directly place orders with vendors through our website. When an order is placed, we inform the vendor through an intranet and also confirm whether payment had already been collected by us through credit card/ debit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of transactions executed during the month for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions. Revenues from e-commerce services also include fees charged to vendors for creating, designing and hosting the vendors' product information on our website. Such fees are amortized over the hosting contract period.

        Subscription revenues primarily include income from various subscription based products, such as paid email and match maker that cater to a cross section of our registered user base. Revenues for subscription based service products are recognized ratably over the period of subscription.

        We also derive revenues from providing value added short messaging services such as e-mail and other related products to mobile phone users. Our contracts are with third- party mobile operators for sharing revenues from these services. SMS based revenues are recognized when the service is performed.

U.S. Publishing business

        U.S. Publishing business primarily includes advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes advertising revenues of Rediff U.S.A., a website catering to the Indian community in the U.S.

        We recognize advertising revenues at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata over the term of the subscription. Revenues from banners and sponsorships on our Rediff U.S.A. portal are recognized over the contractual period of the advertisement, commencing from the date the advertisement is placed on the website, provided that no significant obligations remain and collection of the resulting receivable is probable. Obligations may include guarantee of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of our portal. To the extent that minimum guaranteed impressions are not met, we defer recognition of the corresponding revenues until the guaranteed impression levels are achieved.

Phone Card business

        Phone Card business services consist of Internet based marketing of prepaid long distance calling services targeted at the Indian community in the United States and Canada.

        These services are provided by buying prepaid identification numbers (PINS) from telecommunication companies and then branding and packaging such PINS for sale to retail customers over the Internet or through our call center. We recognize revenues on delivery of PINS to the customers.

Allowances for doubtful accounts receivables and other recoverable

        We maintain allowances for doubtful accounts receivable and for other recoverables for estimated losses resulting from the inability of our customers to make contractually agreed payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Depreciation and amortization

        We depreciate our tangible assets on a straight-line basis over the useful life of the assets which range from three to ten years. Costs incurred for website development are accounted for in accordance with EITF 00-02—Accounting for Web Site Development Costs. Eligible costs are capitalized and amortized over the estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs.

Goodwill and intangible assets

        We capitalize the cost of purchased goodwill and other intangibles.

        Until March 31, 2001, we amortized the cost of such goodwill and intangibles using the straight line method over their estimated useful lives, ranging from three to seven years for goodwill and generally not exceeding three years for intangibles.

        With effect from April 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and ceased to amortize the remaining cost at March 31, 2001 of goodwill and intangibles that do not have a finite life. Instead, in accordance with the two-step methodology required by SFAS No. 142, we test unamortized balances for goodwill and intangible assets that do not have a finite life for impairment annually, or earlier upon the occurrence of a triggering event. During the years ended March 31, 2002 and 2003, we have recognized U.S.$ 3.3 million and U.S.$ 8.3 million as goodwill impairment expense.

Acquisitions

Value Communications Corporation ("ValuCom")

        On March 23, 2001, we acquired the entire outstanding common stock of ValuCom, a company engaged in providing prepaid long distance communication services primarily to the Indian community in the United States and Canada. The purchase consideration consisted of U.S.$ 3.0 million, which was paid by us on March 23, 2001 plus a deferred consideration (called earn-out payments) payable over a period of two years which was contingent upon ValuCom achieving specified earning's levels in those years.

        The transaction was accounted for by the purchase method in accordance with APB Opinion No. 16, which resulted in creation of initial goodwill of U.S.$ 3.7 million at March 23, 2001. Such goodwill increased to approximately U.S.$ 6.82 million at March 31, 2002, as a result of provisions for earn-out payments to ValuCom's former shareholders and cash-out of ValuCom options. Such goodwill further increased to approximately U.S.$ 7.1 million at March 31, 2003, as a result of final earn-out payments made to ValuCom's option holders.

India Abroad Publications Inc. ("India Abroad")

        On April 27, 2001, we acquired substantially all the outstanding voting shares of India Abroad Publications Inc., a New York corporation primarily engaged in the publication of a weekly newspaper, India Abroad.

        Pursuant to the stock purchase agreement (as amended) entered into between us and certain of India Abroad's shareholders, at the closing of the acquisition, we paid approximately U.S.$ 11.4 million to the selling shareholders of India Abroad. Simultaneously with the acquisition, the former principal shareholder repurchased certain assets for approximately U.S.$ 1.1 million resulting in an estimated gain of approximately U.S.$ 314,000, which has been recorded as reduction of goodwill. Of the amount to be paid to the former principal shareholder, we had placed U.S.$ 2.0 million in an escrow account. At March 31, 2003, U.S.$ 1 million remained in the escrow account.

        We have accounted for this acquisition by the purchase method, in accordance with APB Opinion No. 16, which resulted in the creation of goodwill of approximately U.S.$ 10.5 million.

Goodwill Impairment

Fiscal year ended March 31, 2003

        During the year ended March 31 2003, we identified the following three triggering events to warrant testing of goodwill on the ValuCom acquisition, for impairment:

  1.
  On July 30, 2002, we entered into a settlement agreement with ValuCom's former founder shareholders, who were managing ValuCom subsequent to acquisition, for full and final settlement of all obligations and earn-out payments and discharged them of their duties to the Company resulting in the loss of key management personnel.

  2.
  Deregulation of the Indian long distance telecommunications market and commencement of VOIP (Voice over Internet Protocol) has resulted in increased competition with a significant drop in international long distance rates, shifting of calls originating from the U.S. to calls originating in India and pricing pressures due to significantly lower rates offered by providers of internet telephony. It is unlikely that these trends will reverse in the near future.

  3.
  A significant drop in the number of Indian software professionals in the U.S. as a result of the events of September 11, 2001 and the subsequent downturn in the technology market. As a result, a key target customer group has shrunk and volumes are adversely affected. This trend is also unlikely to reverse in the near future.

        Following the triggering events, we re-evaluated goodwill that arose on ValuCom's acquisition.

        We also annually assessed the goodwill that arose on India Abroad's acquisition. Based on the application of SFAS No. 142, we concluded that goodwill relating to both ValuCom and India Abroad was impaired.

        We determined the fair values of ValuCom and India Abroad with the assistance of an independent valuation specialist and recorded an impairment charge of U.S.$ 5.1 million and U.S.$ 3.2 million for ValuCom and India Abroad respectively during the year. Consequently, goodwill of ValuCom and India Abroad as on March 31, 2003 stood at U.S.$ 2.0 million and U.S.$ 7.3 million respectively.

Fiscal year ended March 31, 2002

        Following the acquisition of India Abroad on April 27, 2001, we initiated a process of integrating the operations of Rediff.com Inc. (formerly thinkindia.com, Inc.) with those of India Abroad, including relocating the operations of Rediff.com Inc. from California to New York. Based upon this restructuring, we re-evaluated the goodwill stemming from the Rediff.com Inc. acquisition for impairment. After applying SFAS No. 142, management concluded that goodwill relating to Rediff.com Inc. was impaired and, accordingly, wrote off the unamortized balance of U.S.$ 3,316,508 as an expense for the year ended March 31, 2002.

Investment Impairment

        During the year ended March 31, 2001, we made investments in certain Internet companies in India aggregating approximately U.S.$ 3.4 million. We recognized an impairment charge of U.S.$ 95,408 for the year ended March 31, 2001.

        The market environment, including general conditions affecting the technology industry together with the downturn in valuations of dot.com companies caused us to re-examine whether the values of our Internet investments were appropriate. After reviewing key financial indicators for such investments, which were unlisted and illiquid, we concluded that such investments had suffered permanent impairment. Accordingly, during the year ended March 31, 2002, we wrote off the value of these investments and recorded an impairment expense of U.S.$ 3,261,248.

Current Trading and Business Outlook

        The fiscal year ended March 2003 has seen us strengthen our leadership position in the Indian online space while continuing to face challenging times in our businesses. In India, we continue to be a dominant player in the online business as demonstrated by the growth of our registered user base and the challenge continues to be that of monetizing our large user base through fee based services. The India Online advertising industry has not yet entered a growth phase and is dependant on the evangelization that the main players do in this segment.

        Our U.S. Publishing businesses, which consist of Rediff U.S.A. Online and the India Abroad newspaper, consolidated their leadership position and are now seen as one of the most credible news providers to the Indian American community. Both businesses are dependent on retail advertising in the New York area which faced pressure throughout the fiscal year ended March 2003 due to tough U.S. economic conditions.

        Our ValuCom subsidiary is persistently faced with the challenge of continuous decline in calling rates between U.S. and India. This business has a strong model with direct-to-consumer online sign-ups and an average order size of over $100 but is caught in the cycle of having to sell additional minutes for the same revenue every quarter.

        The outlook for our business during the remainder of the fiscal year ending March 2004, will be highly dependent on our ability to grow our Indian online revenues, tighter integration of our U.S. Publishing business with our Indian operations, efficiently scaling our ValuCom business to optimal levels in the context of falling per minute prices for U.S.-India calling rates and successfully effecting cost rationalization initiatives across our U.S. and Indian operations.

        Actual results may differ materially from those suggested by our forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to the impact on our business of a continued economic slowdown or a downturn in the sectors in which our clients operate, our ability to successfully implement our strategy, our ability to successfully integrate the business we have acquired with our business, demand for our online and offline service offerings, changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated. For further discussion on forward-looking statements, see the discussion under the "Forward-Looking Statements" section of this annual report.

Operating Results

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

        Total revenue for the fiscal year ended March 31, 2003 was U.S.$ 17.3 million as compared to U.S.$ 24.8 million for the fiscal year ended March 31, 2002. This represents a decrease of U.S.$ 7.5 million or 30%. This decrease is principally attributable to the decrease in revenue of U.S.$ 8.2 million in the Phone Card business., marginally offset by increases of U.S.$ 191,000 and U.S.$ 522,000 in the India Online business and the U.S. Publishing business respectively.

        India Online business.    We recognized U.S.$ 2.8 million as revenues for the India Online business for the year ended March 31, 2003 as compared to U.S.$ 2.6 million for the year ended March 31, 2002, representing an increase of U.S.$ 191,000, or 7% over the previous year. The increase in revenue included an increase of U.S.$ 346,000 in fee based revenue due to the launch of Rediffmail mobile, Rediffmail Pro, a paid email service, and SMS based value added services like games, contest, dating services and an increase of U.S.$ 180,000 in e-commerce services. During the year online shopping orders grew by 131% over the previous year. This increase was partially offset by a decline of U.S.$ 330,000 in advertising revenue.

        U.S. Publishing business.    We recognized U.S.$ 5.8 million for U.S. Publishing business for the year ended March 31, 2003 as compared to U.S.$ 5.3 million for the year ended March 31, 2002, representing an increase of U.S.$ 522,000 or 10% over the previous year. The increase in revenue principally consists of an increase of U.S.$ 545,000 in advertising revenue. This increase was marginally offset by a decline of U.S.$ 24,000 in subscription revenues. During the year we launched a number of special interest supplements in the India Abroad newspaper which have been well received by advertisers in the United States and India.

        Phone Card business.    We recognized revenues of U.S.$ 8.7 million for the Phone Card business for the year ended March 31, 2003 as compared to U.S.$ 16.9 million for the year ended March 31, 2002, representing an decrease of U.S.$ 8.2 million or 49% over the previous year. The decline in revenues is primarily attributable to lower long distance calling rates and management's decision to exit the low margin wholesale phone card business during the year.

        Cost of goods sold.    Cost of goods sold consist of costs of prepaid identification numbers or "PINS" purchased from long distance carriers. For the year ended March 31, 2003. cost of goods sold was U.S.$ 7.1 million compared to U.S.$ 12.6 million for the fiscal year ended March 31, 2002, representing a decrease of U.S.$ 5.5 million or 43% over the previous year. The decline is primarily due to a lower average unit price of "PINS" and a lower number of "PINS" purchased.

        Cost of revenues.    Cost of revenues primarily includes cost of content for the Rediff Portal, editorial costs, printing and circulation costs for the India Abroad newspaper, e-commerce related costs and related salaries. For the year ended March 31, 2003, cost of revenues was U.S.$ 5.8 million or 33% of revenues compared to U.S.$ 5.5 million or 22% of revenues for the fiscal year ended March 31, 2002. This represents an increase of U.S.$ 238,000 or 4%. The increase is attributable to an increase of U.S $495,000 in U.S. Publishing editorial costs, an increase of U.S.$ 237,000 in U.S. publishing circulation costs and an increase of U.S.$ 170,000 in India Online e-commerce costs. The above increase is partially offset by decreases of U.S.$ 430,000 in India Online cost of revenue and U.S.$ 225,000 in the Phone Card business.

        Sales and marketing expenses. Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion and market research costs. For the year ended March 31, 2003, sales and marketing expenses were U.S.$ 3.7 million compared to U.S.$ 4.2 million for the year ended March 31, 2002, representing a decrease of U.S.$ 444,000 or 11% over the previous year. This decrease was primarily attributable to curtailment in marketing expenditure and cost savings from workforce reductions in our Phone Card business.

        Product development expenses.    Product development costs primarily include employee compensation, Internet communications costs, software usage charges and amortization of website development cost. For the year ended March 31, 2003, product development expenses were U.S.$ 2.1 million compared to U.S.$ 3.3 million for the year ended March 31, 2002, representing a decrease of U.S.$ 1.2 million or 36%. Major reasons include a decrease of U.S.$ 760,000 in bandwidth charges, decrease of U.S.$ 220,000 in the professional charges and a decrease of U.S.$ 290,000 on account of lower website development amortization costs.

        General and administrative expenses.    General and administrative costs primarily consist of compensation for personnel, fees for legal and professional services, allowances for doubtful accounts insurance premiums, depreciation and sundry administrative costs. For the year ended March 31, 2003, general and administrative expenses were U.S.$ 8.0 million compared to U.S.$ 8.5 million for the year ended March 31, 2002, representing a decrease of U.S.$ 512,000 or 6%. This decrease was largely on account of lower legal and professional fees and a lower allowance for doubtful accounts receivable.

        Restructuring costs and legal fees.    Restructuring costs and legal fees for the year ended March 31, 2003 were U.S.$ 1 million compared to U.S.$ 0.8 million for the year ended March 31, 2002. During the year ended March 31, 2003, ValuCom operations were integrated with India Abroad and relocated to New York. Restructuring expenses primarily consisted of payments made to the former shareholders of ValuCom for transition assistance, lease termination costs, staff related expenses for commuting from Chicago to New York and severance payments. Restructuring costs for the year ended March 31, 2002 relate to restructuring and relocating Rediff.com Inc. from California to New York, and its integration with India Abroad. Such expenses of U.S.$ 848,000 include U.S.$ 598,000 primarily consisting of lease termination costs, expenses for relocation of equipment and staff and severance payments. The balance of U.S.$ 250,000 represents our retention under our D&O Policy for legal fees relating to the class action suit described under "Legal Proceedings".

        Other income, net.    Other income, net primarily consists of interest income and foreign exchange gain or loss. During the year ended March 31, 2003, other income (net) was U.S.$ 64,000 compared to U.S.$ 2.0 million for the year ended March 31, 2002. Interest income for the year was U.S.$ 398,000 compared to U.S.$ 917,000 for the year ended March 31, 2002. The decrease in interest income was due to lower interest rates and lower average cash and cash equivalents. Foreign exchange loss for the year was U.S.$ 400,000 as compared to a gain of U.S.$ 1.1 million for the year ended March 31, 2002. The net foreign exchange loss was as a result of appreciation of the Indian rupee against the U.S. dollar during the year.

        Net loss.    As a result of the above, our net loss was U.S.$ 19.0 million for the year ended March 31, 2003, compared to a net loss of U.S.$ 14.8 million for the year ended March 31, 2002.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

        Total revenue for the fiscal year ended March 31, 2002 was U.S.$ 24.8 million as compared to U.S.$ 5.6 million for the fiscal year ended March 31, 2001. This represents an increase of U.S.$ 19.1 million or 341% over previous year. Of the increase in revenue, U.S.$ 16.5 million arose in the Phone Card business and U.S.$ 5.3 million arose due to purchase of U.S. Publishing business, offset by a decline in India Online revenue of U.S.$ 2.6 million.

        India Online business.    We recognized U.S.$ 2.6 million for the India Online business for the year ended March 31, 2002 as compared to U.S.$ 5.2 million for the year ended March 31, 2001, representing a decrease of U.S.$ 2.6 million, or 51% over the previous year. Of the decrease in revenue, U.S.$ 2.4 million arose in the advertising services and U.S.$ 266,000 in e-commerce services.

        Until June 30, 2000, e-commerce revenues were recognized on the basis of the gross value of products sold. Revenues were recorded net of sales discounts and returns. From July 1, 2000, we have been operating under the new "marketplace" model. In the "marketplace" model, we recognized as revenues the net margin earned from our online sale of products. We recognized U.S.$ 326,000 in e-commerce revenues for the year ended March 31, 2002 as compared to U.S.$ 592,000 for the year ended March 31, 2001, representing a decrease of U.S.$ 266,000, or 45%.

        U.S. Publishing business.    We recognized U.S.$ 5.3 million for U.S. Publishing business for the year ended March 31, 2002 as compared to U.S.$ 10,738 for the year ended March 31, 2001. The increase of revenue was due to the acquisition of India Abroad on April 27, 2001.

        Phone Card business.    As a result of the acquisition of ValuCom completed on March 23, 2001 we recognized U.S.$ 16.9 million for the Phone Card business for the year ended March 31, 2002 as compared to U.S.$ 388,000 for the year ended March 31, 2002.

        Cost of goods sold.    Cost of goods sold consisted of the cost of "PINS" purchased from long distance carriers and, for the period up until June 30, 2000, the cost of products purchased from vendors for sale to e-commerce customers. For the year ended March 31, 2002, cost of goods sold was U.S.$ 12.6 million compared to U.S.$ 451,000 for the fiscal year ended March 31, 2001. The cost of goods sold for the fiscal year ended March 31, 2001 included U.S.$ 147,000 being the cost of products purchased from vendors under our previous e-commerce model for the period from April 1, 2000 to June 30, 2000. During the year ended March 31, 2002, the cost of goods sold was higher due to the acquisition of the Phone Card business, which was concluded on March 23, 2001.

        Cost of revenues.    Cost of revenues primarily include the cost of content for the Rediff portal, editorial cost, printing and circulation cost for the India Abroad newspaper, e-commerce related cost and related salaries. For the year ended March 31, 2002, cost of revenues was U.S.$ 5.5 million or 22% of revenues compared to U.S.$ 2.2 million or 39% of revenues for the fiscal year ended March 31, 2001. This represents an increase of U.S.$ 3.3 million or 155%. The increase was primarily due to our acquisition of India Abroad on April 27, 2001, which resulted in additional cost in production and circulation of U.S.$ 2.3 million, and an increase in content and editorial cost of U.S.$ 800,000. The increase of U.S.$ 416,000 was also due to costs of fulfillment of the Phone Card business, which was acquired on March 23, 2001.

        Sales and marketing expenses.    Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising, promotion and market research costs. For the year ended March 31, 2002 sales and marketing expenses were U.S.$ 4.2 million compared to U.S.$ 7.5 million for the year ended March 31, 2001, representing a decrease of U.S.$ 3.3 million or 44%. This decrease was primarily due to a decrease of U.S.$ 5.0 million in advertising and promotional activity in India. This decrease was partially offset by sales and marketing support and expenses at India Abroad in the U.S. Publishing business and Phone Card business of U.S.$ 1.0 million.

        Product development expenses.    Product development expenses primarily include employee compensation, Internet communications costs, software usage charges, amortization of web site development cost and until June 30, 2000, purchased software costs and developments to enhance the features and functionality of our website. For the year ended March 31, 2002 product development expenses were U.S.$ 3.3 million compared to U.S.$ 2.7 million for the year ended March 31, 2001, representing an increase of U.S.$ 670,000 or 25%. The increase in product development expenses includes U.S.$ 372,000 resulting from increased traffic/users of the India Online business and the addition of Phone Card and U.S. Publishing business.

        General and administrative expenses.    General and administrative costs primarily consist of compensation for personnel, fees for legal and professional services, provision for doubtful accounts, insurance premium, depreciation and sundry administrative costs. For the year ended March 31, 2002, general and administrative expenses were U.S.$ 8.5 million, compared to U.S.$ 4.6 million for the year ended March 31, 2001, representing an increase of U.S.$ 3.9 million, or 86%. Of this increase, U.S.$ 2.2 million was due to general and administration expenses resulting from our acquisitions of India Abroad and ValuCom. The balance increase is attributable to depreciation charges, legal and professional fees and other general expenses.

        Restructuring costs and legal fees.    Restructuring costs and legal fees for the year ended March 31, 2002 of U.S.$ 848,000 include U.S.$ 598,000 for restructuring expenses in accordance with SAB 100 and EITF 94—3 primarily consisting of lease termination costs, expenses for relocation of equipment and staff and severance payments. These costs relate to restructuring and relocating think India's operations from California to New York and its integration with India Abroad. The balance of U.S.$ 250,000 represents our retention under our D&O Policy for legal fees relating to the class action suit described under "Legal Proceedings".

        Other income, net.    Other income, net primarily consists of interest income and foreign exchange gain. During the year ended March 31, 2002, other income (net) was U.S.$ 2.0 million compared to U.S.$ 5.6 million for the year ended March 31, 2001, representing a decrease of U.S.$ 3.6 million, or 64%. Interest income for the year ended March 31, 2002 was U.S.$ 917,000 compared to U.S.$ 2.9 million for the year ended March 31, 2001. The decrease in interest was due to lower interest rates and lower average cash and cash equivalents. The net foreign exchange gain for the year ended March 31, 2002 was U.S.$ 1.1 million as compared to U.S.$ 2.6 million for the year ended March 31, 2001. The decrease in foreign exchange gain was due to lower period end dollar balances.

        Net loss.    As a result of the above, our net loss was U.S.$ 14.8 million for the year ended March 31, 2002, compared to a net loss of U.S.$ 6.4 million for the year ended March 31, 2001.

Seasonality

        Given the early stage of the development of the Internet in India, the rapidly evolving nature of our business and our limited operating history, we cannot accurately predict to what extent, if at all. our operation will prove to be seasonal. However, we do experience peaks in our business because of the festival seasons in the Indian winter months of November through February and because of extended vacation in the Indian summer months of April through June. India Abroad experiences its peak season during the Christmas holiday season in the United States.

Liquidity and Capital Expenditures

        From our inception on January 9, 1996, through the date of this annual report, we have financed our operations primarily from the private sales of equity securities, sale of ADSs and from cash received from India Online business, U.S. Publishing business and Phone Card business. During the fiscal year ended March 31, 2001 we received U.S.$ 57.3 million in net proceeds from the sale of our ADSs.

        As of March 31, 2003, our accounts receivable balance was U.S.$ 1,477,000 compared to U.S.$ 1,093,000 as of March 31, 2002, net of allowances of U.S.$ 1,034,000 and U.S.$ 841,000 as of March 31, 2003 and 2002, respectively. The net accounts receivable balance as of March 31, 2003 represents 31 days of gross revenue uncollected, as compared to 16 days as of March 31, 2002.

        During the years ended March 31, 2001, 2002 and 2003, we have written off or provided allowances of U.S.$ 510,000, U.S.$ 405,000 and U.S.$ 202,000 for delinquent trade receivables respectively. These write-offs and allowances constituted 9.1%, 1.6% and 1.2% of total revenues in those years.

        Net cash used in operating activities of U.S.$ 8.9 million during the fiscal year ended March 31, 2003 was primarily attributable to a net loss of U.S.$ 19.0 million which included non-cash items of depreciation and amortization of U.S.$ 2.0 million and goodwill impairment of U.S.$ 8.3 million. Other cash flows include decreases in accounts payable and accrued liabilities of U.S.$ 524,000, increase in accounts receivable of U.S.$ 384,000 and increase in other assets of U.S.$ 163,000. This is offset by a reduction in working capital, namely a reduction in inventories of U.S.$ 198,000, an increase in unearned revenues of U.S.$ 103,000, and a decrease in other current assets and prepaid expenses of U.S.$ 418,000.

        Net cash used in investing activities during the fiscal year ended March 31, 2003 was U.S.$ 3.7 million, comprising principally of payments aggregating U.S.$ 3.4 million to ValuCom's option holders and former shareholders and purchases of computers and other capital equipment in connection with the expansion of our network and our offices aggregating U.S.$ 346,000.

        No cash was used or provided by financing activities during the year ended March 31, 2003.

        As of March 31, 2003, we had aggregate commitments for capital expenditures of approximately U.S.$ 34,000. We expect to incur operating losses and negative cash flows from operations for the foreseeable future. As of March 31, 2003, we had U.S.$ 14.4 million of cash and cash equivalents for our working capital needs, as compared to U.S.$ 26.5 million as of March 31, 2002.

        Net cash used in operating activities of U.S.$ 7.2 million during the fiscal year ended March 31, 2002 was primarily attributable to a net loss of U.S.$ 14.8 million which included non-cash items of depreciation and amortization of U.S.$ 3.0 million, goodwill impairment of U.S.$ 3.3 million, and write offs of investments of U.S.$ 3.3 million. Other cash outflows include decreases in accounts payable and accrued liabilities of U.S.$ 2.4 million, and increases in prepaid expenses of U.S.$ 765,000, unearned revenue of U.S.$ 279,000 and prepaid income taxes of U.S.$ 313,000. This was offset by a reduction in working capital, namely, reduction in inventories of U.S.$ 470,000, reduction in accounts receivable of U.S.$ 233,000, and a reduction in other assets of U.S.$ 715,000.

        Net cash used in investing activities during the fiscal year ended March 31, 2002 was U.S.$ 11.6 million, principally for the acquisition of India Abroad for U.S.$ 10.9 million and purchases of computers and other capital equipment in connection with the expansion of our network and our offices aggregating U.S.$ 1.5 million.

        Net cash used by financing activities during the year ended March 31, 2002 was U.S.$ 862,000 due to repayment of long-term debt relating to India Abroad on its acquisition

        Net cash used in operating activities of U.S.$ 5.2 million during the fiscal year ended March 31, 2001 was primarily attributable to a net loss of U.S.$ 6.4 million, increases in accounts receivable of U.S.$ 40,000, unearned revenue of U.S.$ 249,000, recoverable income taxes of U.S.$ 179,000 and other assets of U.S.$ 876,000, partially offset by depreciation of property, plant and equipment of U.S.$ 1.1 million, amortization of goodwill and intangibles of U.S.$ 132,000, a decrease in inventory of U.S.$

150,000 and an increase in accounts payable and accrued liabilities of U.S.$ 701,000 and decrease in prepaid expenses and other current assets of U.S.$ 337,000.

        Net cash used in investing activities during the fiscal year ended March 31, 2001 was U.S.$ 12.6 million, principally as a result of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network and in expansion of our offices amounting to U.S.$ 3.6 million, in investments of U.S.$ 3.3 million in three vertical portals namely Apnaloan.com, Traveljini.com and Bill Junction and in acquisitions of U.S.$ 6.7 million primarily in two companies, ValuCom and Rediff.com Inc., U.S.A (formerly, thinkindia.com).

        Net cash provided by financing activities during the year ended March 31, 2001 was U.S.$ 57.3 million consisting of net proceeds raised in our IPO.

        Our principal capital expenditures are for purchases of computer equipment, such as servers for our portal and leasehold improvements. In fiscal 2003, 2002 and 2001, we had capital expenditures of U.S.$ 346,000, U.S.$ 1.5 million and U.S.$ 3.6 million, respectively.

        We have not declared or paid any cash dividends on our equity shares since our inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. For additional information, please see the sections of this annual report entitled "Risk Factors—Risks Related to our Business" and "Taxation".

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

Income Tax Matters

        As of March 31, 2003, we had a net operating loss carry forwards for our Indian operations aggregating approximately U.S.$ 18.5 million for financial reporting purposes, which expire in 8 years. If we do not have sufficient taxable business income or, if the applicable period expires, we will lose the potential tax benefit of the relevant loss carry forward.

        As of March 31, 2003, ValuCom has net operating loss carry forwards of U.S.$ 2.2 million available to offset future federal taxable income, which expire in 2023.

        As of March 31, 2003, Rediff Holdings Inc., our U.S. subsidiary and the holding company for our Rediff.com Inc. and India Abroad investments, had net operating loss carryforwards of approximately U.S.$ 6.7 million for federal income tax purposes, which expire in years 2019 through 2023 and has tax credits of approximately U.S.$ 90,000 and U.S.$ 56,000 for federal and state income tax liabilities, respectively. The utilization of approximately U.S.$ 1.6 million of the net operating loss carry forwards for federal income tax purposes, U.S.$ 1.7 million of the net operating loss carry forwards for state income tax purposes and U.S.$ 146,000 of the tax credits are limited by certain sections of the federal and state revenue codes.

Market Risks

        Our primary market risk exposures are to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. We face foreign exchange risk with respect to funds held in foreign currency and in particular will have foreign exchange loss if there is an further appreciation in the value of the Indian rupee compared to the U.S. dollar. We also face foreign exchange risk from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

        The following table sets forth information about our net foreign exchange exposure as of March 31, 2003:

As of March 31, 2003
(In thousands)
Accounts payable in U.S. dollars	155
Accounts receivable in U.S. dollars, net of allowance	3
Cash balances held in U.S. dollars	11,208

Net foreign exchange exposure	11,056

        If the U.S. dollar-Indian rupee exchange rate appreciated as at March 31, 2003 by one Indian rupee, the net foreign exchange loss would be approximately U.S.$ 232,000.

        We hold interest-bearing accounts outside India and fluctuations in interest rates have impacted our interest earnings for fiscal year ended March 31, 2003. These interest rates are linked to the interest rates prevalent in the United States and have consistently declined over the fiscal year ended March 31, 2003. In future, our interest earnings may be affected by fluctuations in interest rates.

Impact of Recently Issued Accounting Standards

        In June 2002, the Financial Accounting Standard Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes Emerging Issues Task Force (or EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The principal difference between SFAS No. 146 and EITF Issue 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this statement eliminates the definition and requirements for recognition of exit costs in EITF Issue 94-3. This statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We are currently evaluating the effect of adopting SFAS No. 146 on our results of operations and financial position.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF No. 00-21"). This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. We are currently evaluating the impact, if any, of adopting EITF No. 00-21 on its results of operations and financial position.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. We do not presently intend to change our accounting for stock based compensation to the fair value model of SFAS No 123. We have adopted the disclosure provisions of SFAS No. 148 for the year ended March 31, 2003.

MANAGEMENT

        The following table sets forth, as of March 31, 2003, the name, age and position of each director and executive officer of our company.

Name	Age	Position
Ajit Balakrishnan(1)(2)	55	Chairman and Managing Director
Nitin Gupta	42	President and Chief Operating Officer
Rick J. Filippelli	47	Chief Financial Officer
Joy Basu(4)	42	Vice President, Finance
Diwan Arun Nanda(1)(2)	59	Director
Sunil N. Phatarphekar(1)(2)(3)	39	Director
Abhay Havaldar(1)(3)	41	Director
Pulak Prasad(1)(3)	35	Director
Ashok Narasimhan(1)(3)	56	Director

(1)
Member of the Board of Directors

(2)
Member of the Compensation Committee

(3)
Member of the Audit Committee

(4)
Mr. Joy Basu has been employed by the Company as Vice President, Finance since April 2003, and, effective September 6, 2003, will serve as the Company's Chief Financial Officer.

        Ajit Balakrishnan is the founder, Chairman and Managing Director of the Company. Mr. Balakrishnan is also the Managing Director of Rediffusion-Dentsu, Young & Rubicam Private Limited, where he has served since March 1993, and a director of Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), Klaas Equipment Private Limited, Wunderman India Private Limited, India Abroad Publications, Inc., India In New York, Inc., Rediff.Com Inc., Rediff Holdings Inc., Value Communications Corporation, AB Technologies LLC. U.S.A, Ajit Balakrishnan Estates & Securities Private Limited and Quintrol Technologies Private Limited. Mr. Balakrishnan holds a Bachelors degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Calcutta. Mr. Balakrishnan's current term of appointment as Managing Director of the Company expired on August 24, 2003. Our board has re-appointed Mr. Balakrishnan for an additional five year term as our Managing Director subject to the approval of the shareholders at our annual general meeting to be held on or before September 30, 2003.

        Nitin Gupta served as our President and Chief Operating Officer from February 2000 until July 2003. From September 1997 to January 2000, he served as President, Retail Finance of GE Capital Services India, and from October 1992 to September 1997, he served as Executive Vice President of

Contract Advertising India Limited. Mr. Gupta holds a Bachelors degree in Economics from Delhi University, a Bachelors degree in Law from Bombay University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad. Effective July 31, 2003, Mr. Gupta resigned from the services of the Company.

        Rick J. Filippelli served as Rediff's Chief Financial Officer from October 2001 until September 2003. Effective September 5, 2003 Mr. Filippelli resigned from the services of the Company. Prior to joining Rediff, Mr. Filippelli spent 16 years with Financial Guaranty Insurance Company. He served as CFO during his last three years with Financial Guaranty. Prior to joining Financial Guaranty, he worked for the accounting firm of Ernst and Young. He holds a BS in Accounting from Brooklyn College and is a Certified Public Accountant licensed in the State of New York.

        Joy Basu has been our Vice President, Finance since April 2003 and effective September 6, 2003, will serve as our Chief Financial Officer. From October 2002 to April 2003, he served as Chief Financial Officer of Sahara India Media Communication Limited. From April 2000 to September 2002, he served with the Sterlite Group of Companies, as Chief Financial Officer of Sterlite Optical Technologies-Limited. from April 2000 to April 2002 and as Vice President, Corporate Finance from April 2002 to September 2002. From 1993 to 2000 he served with the RPG Group of companies, where the last position he held was General Manager—Strategic Planning. From 1986 to 1993 he served with the Tata Group in various capacities. Mr. Basu hold a Bachelors degree in Commerce from St Xaviers College, Calcutta University. He is also a member of the Institute of Chartered Accountants of India and has completed the Senior Executive Course at the Manchester Business School, U.K.

        Diwan Arun Nanda has been a director of Rediff.com India Limited since its inception in December 1995. Mr. Nanda is also the Chairman and Managing Director of Rediffusion-Dentsu, Young & Rubicam Pvt. Ltd., and Director of Klaas Equipment Private Limited, Wunderman India Private Limited, Arion Horse Co. Pvt. Ltd., Rediffusion Holdings Private Limited (previously called Rediffusion Advertising Private Limited), Dentsu, Young & Rubicam Advertising Co Ltd, China, Dentsu, Young & Rubicam Limited, Hong Kong, Dentsu, Young & Rubicam Pte Ltd, Singapore, Dentsu, Young & Rubicam Tokyo, Japan, Dentsu, Young & Rubicam, Korea, LG Ad. Inc, Korea and Royal Western India Turf Club, Ltd. and Chairman and Director of Everest Integrated Communications Pvt. Ltd. Mr. Nanda holds a Bachelors degree in commerce from Loyola College, Chennai University, and a Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

        Sunil N. Phatarphekar has been a director of the Company since February 1998. Mr. Phatarphekar is a partner of Doijode, Phatarphekar & Associates, a Mumbai law firm. After obtaining his Bachelors degree in Commerce from Jai Hind College, Bombay University, and a Bachelors degree in Law from Government Law College, Bombay University, he joined Crawford Bayley & Company, a Mumbai law firm. Thereafter he was a partner at two Mumbai law firms, Mahimtura & Co. and Shah Desai Doijode & Phatarphekar.

        Abhay Havaldar has been a director of the Company since August 1998. Mr. Havaldar has also been a Principal with General Atlantic Partners, LLC., a worldwide private equity firm, since 2002. Prior to joining General Atlantic in 2002, Mr. Havaldar has been involved in the private equity industry in India as a partner with ConnectCapital and Draper International for over 7 years. Prior to Draper, Mr. Havaldar spent twelve years in operations management in the Indian IT industry at Tata Infotech and HCL-Hewlett Packard. Mr. Havaldar holds a Bachelors degree in electrical engineering from the University of Bombay and a masters in management degree from the Sloan Fellow program of the London Business School.

        Pulak Prasad has been director of Rediff.com India Limited since 1999. Since 2000, he has also been a Managing Director of Warburg, Pincus & Co. Mr. Prasad holds a Bachelor's degree in

Technology from the Indian Institute of Technology, Delhi and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

        Ashok Narasimhan has been a director of Rediff.com India Limited since June 25, 2002. He is currently Chairman, CEO and co-founder of July Systems, Inc. He is also a limited partner, advisor, and board member for a number of U.S. venture capital funds. He was earlier founder of Prio, Inc. where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served as COO and a board member of InfoSpace. Prior to this, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. He holds a Bachelors Degree in Physics from Madras University and a Post Graduate Diploma in Management from the Indian Institute of Management, Calcutta.

Board Composition

        On March 16, 2000, we amended our Articles of Association. Our Amended Articles of Association set the minimum number of directors at three and the maximum number of directors at seven. We currently have six directors. Our Articles of Association provide as follows:

  •
  Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), the promoters, are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold not less than 10.0% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

  •
  The remaining directors on the Board of Directors are non-permanent directors, and one-third of these non-permanent directors are liable to retire by rotation each year, the members of the Board having served the longest retiring first. These directors may be reappointed at the annual general meeting of the shareholders. Diwan Arun Nanda will retire by rotation at our next annual general meeting of shareholders, which will be held on or before September 30, 2003.

Employment, Severance and Other Agreements

        On August 25, 1998, the Board of Directors appointed Mr. Ajit Balakrishnan as Managing Director of Rediff.com India Limited for a term of five years, effective August 25, 1998. Mr. Ajit Balakrishnan's appointment as Managing Director was approved by the shareholders as required under the Companies Act on August 25, 1998. Mr. Balakrishnan's current appointment as Managing Director expired on August 24, 2003. Our board has re-appointed Mr. Balakrishnan for an additional five year term as our Managing Director subject to the approval of the shareholders at our annual general meeting to be held on or before September 30, 2003.

        In connection with our acquisition of ValuCom on March 23, 2001, we entered into employment agreements with the former founder shareholder of ValuCom. These agreements provided for compensation and other benefits to such employees and require such employees to be in employment for one year from the date of such agreement. These agreements also provided that upon termination of such employees' employment for any reason, we are required to pay the employee his accrued but unpaid base salary through the date of termination plus unpaid vacation and unreimbursed costs and expenses. In addition to such amounts, if such employee terminates his employment for good reason or the employees' employment is terminated by us without cause, we are required to pay an amount equal to the higher of U.S.$ 450,000 or three times the annual amount of such employee's base salary.

        On July 30, 2002, the Company entered into a settlement agreement with ValuCom's former founder shareholders for full and final settlement of all obligations and earn-out payments. Final earn-out consideration of U.S.$ 3.25 million related to the acquisition was paid to the former founding shareholders. In addition the Company paid such shareholders severance payments in the amount of U.S.$ 19,038.

Board Committees

        The Audit Committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the Audit Committee are Messrs. Abhay Havaldar. Sunil N. Phatarphekar, Pulak Prasad and Ashok Narasimhan.

        The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by us. The Compensation Committee also administers our compensation plans. The members of the Compensation Committee are Messrs. Ajit Balakrishnan, Diwan Arun Nanda and Sunil N. Phatarphekar.

Employees

        As of March 31, 2003, we had 236 employees and full-time consultants. Of such employees, 34 are administrative, 57 are in our sales and marketing teams, 85 are creative and editorial, 12 are dedicated to production and circulation, 20 are dedicated to e-commerce and 28 are dedicated to product development. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by geographic location of our facilities and by department:

Department	Mumbai	Delhi	New York	Total
Creative	21	3	0	24
Editorial	44	6	11	61
Production	0	0	5	5
Circulation	0	0	7	7
Sales and Marketing	24	9	24	57
Product Development	22	1	5	28
E-Commerce	20	0	0	20
Administration	20	0	14	34

Total	151	19	66	236

Compensation

        Our Amended and Restated Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2003, we did not pay any fees to our non-employee directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

        The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2003 was approximately U.S.$ 949,000.

        The following table sets forth details regarding:

  (i)
  compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2003; and

  (ii)
  equity shares arising out of warrants granted to such officers and directors under the Employee Stock Option Plan, or 1999 ESOP, since inception of such plan. No options have been granted to such officers or directors under the 2000 Plan (referred to below).

        The dollar amounts in the following table are based on the weighted average of the exchange rate used in our financial statements for such period.

	Annual compensation in fiscal 2003			Equity shares
Name	Salary	Bonus	Other annual compensation	Equity Shares arising out of warrants granted since inception under the 1999 ESOP, 1999 ASOP and the 2002 ADR ESOP		Grant price	Expiration date
Ajit Balakrishnan	U.S.$175,000	U.S.$—	U.S.$—	—		—
Rick J. Filippelli	215,000	20,000	—	27,500	(1)	2.28	January 1, 2007
Nitin Gupta	164,548	—	5,736	12,000 4,000 19,000 50,000	(1)	9.62 12.65 9.14 2.28	January 6, 2004 February 1, 2004 October 17, 2004 January 1, 2007
Sunil Phatarphekar	—	—	—	6,000 6,000	(1)	16.65 2.28	January 15, 2004 January 1, 2007
Abhay Havaldar				16,000 16,000	(1)	16.65 2.28	January 15, 2004 January 1, 2007
Ashok Narasimhan	—	—	—	6,000	(1)	2.28	January 1, 2007

(1)
Granted during the current fiscal year.

Employee Benefit Plans

Employee Stock Option Plan 1999

        Our 1999 Employee Stock Option Plan (the "1999 ESOP"), allows for the grant to our employees of warrants to purchase our equity shares. Each warrant granted gives the employee the right to purchase a specified number of our equity shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 222,300 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of U.S.$ 6.73 (Rs.293) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 equity shares at a weighted average exercise price of U.S.$ 2.25 (Rs.108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 equity shares from the employees who had left the Company. During the year ended March 31, 2003, warrants equivalent to 12,900 equity shares were forfeited due to the resignation of employees from the services of the Company.

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

Associate Stock Option Plan 1999

        We have an Associate Stock Option Plan 1999 (the "1999 ASOP"), which allows for the grant to our associates, such as key vendors, software developers, retainers, consultants, and all other persons or legal entities not eligible to participate in the 1999 ESOP, of warrants to purchase our equity shares. Each warrant granted gives the associate the right to purchase a specified number of our equity shares under the 1999 ASOP. The 1999 ASOP was approved by our Board of Directors in April 1999 and by our shareholders in February 1999. A total of 198,000 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, we had granted warrants under the 1999 ASOP, equivalent to the right to purchase 73,600 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of U.S.$ 11.73 (Rs.511) per share. From April 1, 2001 to March 31, 2002 there was a fresh issuance of warrants equivalent to 1000 equity shares to Associates at the rate of U.S.$ 2.25 (Rs.108) under the 1999 ASOP. During the same period, there was a forfeiture of warrants, equivalent to 5,750 equity shares from the associates who had terminated their association with Rediff. Warrants equivalent to 28,000 equity shares were issued on January 1, 2003 at an exercise price of U.S.$ 2.28 (Rs.109) to three Directors of the Company.

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

2000 Stock Option Plan

        Our 2000 Stock Option Plan (the "2000 Plan"), provides for the grant of two types of options to our employees. Incentive stock options may provide our U.S. based employees with beneficial tax treatment in the U.S. and non-statutory stock options which do not qualify as incentive stock options. The 2000 Plan was approved by our Board of Directors in February 2000. Unless terminated sooner by the Board, the 2000 Plan will terminate automatically in February 2010. All options granted under the 2000 plan are exercisable for ADSs. A total of 280,000 of our equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance upon the deposit of the ADS with our Depositary. While the 2000 plan is currently effective, none of the options granted pursuant thereto qualify as "incentive stock options" under current U.S. tax law.

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

        The 2000 Plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee's employment is terminated due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of non-statutory stock options granted under the 2000 Plan must at least equal 90% the fair market value of the ADSs on the date of grant. The term of options granted under the 2000 Plan may not exceed ten years.

        The 2000 Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full. There have been no grants made under the 2000 plan during the year ended March 31, 2003 and during prior years.

        No grants have been made under the 2000 plan.

ValuCom Stock Option Plans

        On April 1, 2000, ValuCom adopted the Value Communications Corporation 2000 Stock Incentive Compensation Plan as a means of encouraging stock ownership by its employees, officers, directors and advisors. Under terms of this plan, non-qualified options to purchase up to 300,000 shares of common stock of ValuCom were reserved for issuance, were generally granted at not less than fair market value, became exercisable as established by ValuCom (generally over four years) and generally expire seven years from the date of grant

        On the date of ValuCom's acquisition, the Company contractually agreed to replace the existing employee stock options of ValuCom employees with the Company's options once the Company obtained approvals necessary to establish a stock option plan in the U.S. Each outstanding ValuCom option shall thereafter immediately be exchanged for or converted into an option to acquire the Company's shares under such stock option plan, on terms and conditions which are in all material respects similar to the terms and conditions applicable to the outstanding ValuCom options. In addition, on the conversion date, the Company may, at its option, pay to vested ValuCom option holders a lump-sum cash payment equal to the greater of the difference, if any, between $3.00 or the Company's current market price and the exercise price for each vested ValuCom option.

        As of March 31, 2002, under the terms of the agreement, the Company agreed to pay employees the cash value of their vested options as of that date. The value of the options was calculated pursuant to a formula included in the stock purchase agreement. An amount of U.S.$ 133,000 was recorded as of that date and included in goodwill. During the year ended March 31, 2003, an aggregate of U.S.$ 176,299 was paid to employees and U.S.$ 43,299 was recorded as a compensation expense.

2002 Stock Option plan

        In January 2002 the Company's board of directors approved the 2002 Stock Option Plan ("2002 plan") which provides for the grant of incentive stock options and non-statutory stock options to the Company's employees. All options under these plans are exercisable for the ADSs of the Company. Necessary approvals from the regulators in India have been obtained and the Company expects to make appropriate filings with the SEC prior to the first vesting date. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of our equity shares were reserved for issuance under the 2002 plan. As of March 31, 2003, we had granted under the 2002 stock option plan, warrants equivalent to the right to purchase 220,500 equity shares at an exercise price of Rs. 109. Unless otherwise determined by the Board of Directors, the warrants granted under the 2003 plan vest at a rate of 25% on each successive anniversary of the grant date, until fully vested.

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

        Net periodic pension cost for the years ended March 31, 2003 and the unfunded benefit liability as of March 31, 2003 are as follows:

	Fiscal Year Ended March 31, 2003
Projected benefit obligations—beginning of the year	U.S.$	53,729
Service cost		7,775
Interest cost		2,877
Amortization of gain		381
Effect of exchange rate changes		1,697

Net periodic pension cost		12,710

Projected benefit obligations—end of the year	U.S.$	66,439

        The assumptions used in accounting for gratuity in the year ended March 31, 2003 were as follows:

Fiscal Year Ended March 31, 2003
Rupee discount rate	8%
Rate of increase in rupee compensation	8%

        Provident Fund.    Employees based in India and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions to operations as incurred. The amount contributed by the Company to the provident fund, in the aggregate, was U.S.$ 76,727 for the year ended March 31, 2003.

RELATED PARTY TRANSACTIONS

Lease Agreement

        In October 1998, we entered into an agreement with Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Diwan Arun Nanda are shareholders and directors, whereby we occupied the offices in New Delhi formerly occupied by Rediffusion-Dentsu, Young & Rubicam Limited, and reimburse Rediffusion-Dentsu, Young & Rubicam Limited for the respective lease payments. This lease was terminated in December 2001. Total lease payments made during the years ended March 31, 2001 and 2002 were U.S.$ 9,600 and U.S.$ 7,000, respectively. There were no payments made during the year ended March 31, 2003.

Advertising Services Cost Agreement

        On December 28, 1998, we entered into an agreement with Rediffusion-Dentsu, Young & Rubicam Private Limited, a company in which Mr. Ajit Balakrishnan and Diwan Arun Nanda are shareholders and directors, for advertising services. Under the terms of the engagement letter, Rediffusion-Dentsu, Young & Rubicam Limited provide advertising services to us and we pay them ten percent commission on the amounts charged by third parties for the execution of such advertising. Aggregate commission payments made to Rediffusion-Dentsu, Young & Rubicam Limited for the fiscal ended March 31, 2001 and 2002 were approximately U.S.$ 486,100 and U.S.$ 113,808, respectively. There were no payments made during the year ended March 31, 2003.

Advertising Revenues

        During the year ended March 31, 2003, we received U.S.$ 1,300 as advertising revenues from Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Diwan Arun Nanda are shareholders and directors. We did not receive any such amounts during the years ended March 31, 2002 and 2003.

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

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

        ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Further, under current Indian law the Depository cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Our depository will be allowed to accept deposits of outstanding equity shares and issue ADRs, evidencing ADSs representing such equity shares only to the extent, and limited to the number, of ADSs converted into underlying equity shares and sold in the domestic market and provided such outstanding equity shares which are to be deposited are purchased on a recognized stock exchange through SEBI registered stock brokers. Investors who seek to sell in India to resident Indians any equity shares (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) withdrawn from the depository facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will, subject to the foregoing, have to obtain Reserve Bank of India approval for each such transaction. Since our equity shares are not listed on a recognized stock exchange, the prior approval of the RBI would be required for such sale of our equity shares to resident Indians.

An Active or Liquid Market for Our ADSs Is Not Assured

        Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties. Although ADS owners are entitled to withdraw the equity shares underlying the ADSs from the depository facility at any time, subject to certain legal restrictions, there is no public market for our equity shares in India or elsewhere. Under current Indian law, equity shares not listed in India may not be deposited into our depository facility in exchange for ADSs. Our depository will be allowed to accept deposits of outstanding equity shares and issue ADRs, evidencing ADSs representing such equity shares only to the extent, and limited to the number, of ADSs converted into underlying equity shares and sold in the domestic market. If you elect to surrender your ADSs and receive equity shares, you may still be unable to deposit outstanding equity shares with our depository and receive ADRs because the number of ADRs that can be issued cannot, at any time, exceed the number of ADRs converted into underlying equity shares and sold in the domestic market. Since our equity shares are unlisted, any such re-deposit of our equity shares would not be allowed on an automatic basis under existing laws.

Sponsored ADR Schemes

        From November 2002, the RBI has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADR's against the block of existing shares of the Indian company, subject to the following conditions:

  •
  The facility to sell the shares would be available pari passu to all categories of shareholders.

  •
  The sponsoring company whose shareholders propose to divest existing shares in the overseas market through issue of ADRs will give an option to all its shareholders indicating the number of shares to be divested and mechanism how the price will be determined under the ADR norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings.

  •
  The proposal for divestment of the shares would have to be approved by a special resolution of the Indian company.

  •
  The proceeds of the ADR issue raised abroad shall be repatriated into India within a period of one month from the closure of the issue. However, the proceeds of the ADR issue can also be retained abroad to meet the future foreign exchange requirements of the company and by a recent notification this facility has been extended indefinitely till further notice.

  •
  The issue related expenses in relation to public issue of ADRs under this scheme would be subject to a ceiling of 4% of the issue size in the case of public issues and 2% of the issue size in case of private placements. The issue related expenses would include underwriting commissions, lead manager charges, legal expenses and reimbursable expenses. The issue expenses shall be passed onto the shareholders participating in the sponsored issue on a pro rata basis.

TRADING MARKET

General

        There is no public market for our equity shares in India, the United States or any other market. Our ADSs evidenced by ADRs have been traded in the United States on the Nasdaq National Market under the ticker symbol "REDF" since June 14, 2000, when they were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement. On June 24, 2002, our ADSs began trading on the

NASDAQ Small Cap Market under the same ticker symbol. Each ADS represents one-half of one equity share.

        The number of outstanding equity shares as of March 31, 2003, was 12,795,200. We have been informed by our depository that as of March 31, 2003, there were approximately 30 record holders of ADRs evidencing 5,290,000 ADSs (representing 2,645,000 equity shares) in the United States.

        The tables below set forth high and low trading prices for our ADSs on the NASDAQ National Market until June 24, 2002, and thereafter on the NASDAQ Small Cap Market:

Annual and Quarterly high-low price history:

	Price Per American Depositary Share (in U.S. dollars)
	High	Low
Fiscal year ended March 31, 2001	27.9	0.45
Fiscal year ended March 31, 2002	4.95	0.45
Fiscal year ended March 31, 2003	4.78	0.21
First Quarter (April 2001 to June 2001)	4.95	1.75
Second Quarter (July 2001 to September 2001)	2.2	0.61
Third Quarter (October 2001 to December 2001)	1.1	0.45
Fourth Quarter (January 2002 to March 2002)	1.73	0.61
First Quarter (April 2002 to June 2002)	1.28	0.35
Second Quarter (July 2002 to September 2002)	0.48	0.32
Third Quarter (October 2002 to December 2002)	1.15	0.21
Fourth Quarter (January 2003 to March 2003)	4.78	1.06

Monthly high-low price history for previous six months:

	Price Per American Depositary Share (in U.S. dollars)
Previous six months	High	Low
March 2003	3.23	1.90
April 2003	4.38	2.76
May 2003	7.92	4.05
June 2003	5.65	3.20
July 2003	10.55	5.22
August 2003	7.44	4.11

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

ADR Guidelines

        Subject to the fulfillment of certain conditions, Indian companies issuing ADSs are no longer required to obtain approval of the Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as amended from time to time, or the 1993 Scheme. Although we will not require approval of either the Ministry of Finance or the Reserve Bank of India, we are required to furnish a quarterly return to the Reserve Bank of India and the Ministry of Finance within 15 days of the close of each calendar quarter.

        The 1993 Scheme is distinct from other policies described below relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Scheme also affords to holders of ADSs the benefits of Sections 115AC and 115ACA of the Income-tax Act, 1961 for purposes of the application of Indian tax law.

Foreign Direct Investment

        Currently, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, does not require the prior approval of the Government of India, or the Reserve Bank of India. We applied for and obtained the approval of the Government of India for our ADS offering. The Government of India has indicated that in all cases the Reserve Bank of India would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where Government of India approval is obtained, no prior approval of the Reserve Bank of India is required, although a declaration in the prescribed form, detailing the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies. Any transfer of shares of an Indian company by a non-resident Indian requires the prior approval of the Government of India and the Reserve Bank of India.

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

        Foreign institutional investors are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or Foreign Institutional Investor Regulations. A registered foreign institutional investor may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. Investment by foreign institutional investors in unlisted Indian companies would require the prior approval of the RBI.

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

        Foreign Institution Investors—Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased up to the sectoral cap/statutory ceiling, as applicable if the shareholders of the company pass a special resolution to that effect. The 10% limit referred to above may be increased to 24% if the shareholders of the company pass a special resolution to that effect. No single foreign institutional investor may hold more than 10% of the shares of an Indian company if investing through proprietary funds, or 5% if investing through funds of a individual or corporate sub-account of the shares of an Indian Company and no single non-resident Indian may hold more than 5% of the shares of an Indian company.

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

Takeover Regulations

        Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of a listed public Indian company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 15% or more of such shares or voting rights or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code; provided the Indian company is listed in India. Similarly, appropriate disclosures would have to be made under the SEBI (Prohibition of Insider Trading), Regulations, 1992, or Insider Trading Regulations, if the equity shares of the Indian Company are listed on a recognized stock exchange in India. Please note that since our equity shares are unlisted in India, the provisions of the Takeover Code and the Insider Trading Regulations will not be applicable.

Restrictions on Conversion of Rupees

        There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxation in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the IMF, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

        In December 1999, the Indian parliament passed the Foreign Exchange Management Act, which became effective on June 1, 2000, replacing the earlier Foreign Exchange Regulation Act, 1973, or FERA. This new legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

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

  •
  each of the executive officers named in the summary compensation table and each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our equity shares.

	Shares Beneficially Owned As of June 30, 2003		Shares Beneficially Owned As of March 31, 2002		Shares Beneficially Owned As of March 31, 2001
Name and Address of Beneficial Owner	Number of equity shares held	Percent of total equity shares outstanding	Number of equity shares held	Percent of total equity shares outstanding	Number of equity shares held	Percent of total equity shares outstanding
Officers and Directors
Ajit Balakrishnan(1)(1A)(1B)(IC)	3,463,982	27.07%	3,300,192	25.8%	3,300,192	25.8%
Diwan Arun Nanda(1)	3,444,742	26.92%	3,300,202	25.8%	3,300,202	25.8%
Sunil N. Phatarphekar	0	*	0	*	0	*
Abhay Havaldar(2)	2,200,000	17.2%	2,200,000	17.2%	2,200,000	17.2%
Pulak Prasad(3) c/o Warburg, Pincus & Co. 466 Lexington Avenue, New York, NY 10017	2,132,804	16.7%	2,445,499	19.1%	2,008,000	15.7%
All Directors and Officers as a Group (5 persons)	9,041,526	70.66%	9,045,891	70.70%	8,608,392	67.28%
5% Shareholders
Rediffusion Holdings Private Limited(1)Ready Money Terrace, 167, Dr. Annie Besant RoadWorli, Mumbai, 400 018, India	2,200,002	17.2%	2,200,002	17.2%	2,200,002	17.2%
Draper-India International c/o Multiconsult Ltd. Les Jamalacs, Vieux Conseil Street, Port Louis, Mauritius	2,200,000	17.2%	2,200,000	17.2%	2,200,000	17.2%
Queenswood Investments Ltd
C/O Multiconsult Limited, Les Jamalacs, Vieux Conseil StreetPort Louis, Mauritius	2,132,804	16.7%	2,445,499	19.1%	2,008,000	15.7%

*
less than 1%

(1)
Includes 2,200,002 equity shares held by Rediffusion Holdings Private Limited earlier called Rediffusion Advertising Private Limited, of which Ajit Balakrishnan is a 50.0% shareholder and Director and Diwan Arun Nanda is a 50.0% shareholder and Director.

(1A)
Includes 144,540 equity shares held by Quintrol Technologies Private Limited of which Ajit Balakrishnan is a director as well as a 99.9% stockholder.

(1B)
Includes 5,300 ADSs of the Company held by Mr. Ajit Balakrishnan.

(1C)
Includes 33,200 ADSs of the Company held by A B Technologies, LLC a New York limited liability company, with respect to which Mr. Balakrishnan holds a position as the Managing Member as well as 99.9% stockholder.

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

(3)
Includes 2,132,804 equity shares held by Queenswood Investments Limited. Pulak Prasad is a Managing Director and member of E.M. Warburg, Pincus & Co., LLC and a general partner of Warburg, Pincus & Co. Fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Equity Partners, L.P. (including three affiliated partnerships) ("WPEP") and fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Ventures International, L.P. ("WPVI"). Warburg, Pincus & Co. ("WP") is the sole general partner of WPEP and WPVI. WPEP and WPVI are managed by E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both entities. Mr. Prasad may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by Queenswood Investments Limited. All shares indicated as held by Mr. Prasad are included because of his affiliation with the Warburg Pincus entities. Mr. Prasad disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

  Our ADSs are listed on the Nasdaq and each ADS is represented by one-half of one equity share of par value of Rs.5 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Act. We have been informed by our depository that as of March 31, 2003, 5,290,000 ADSs were held by approximately 30 record holders of ADRs in the United States.

TAXATION

Indian Tax

        The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, please note that the tax rates described herein are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2003. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.

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

Taxation of Distributions

        Dividend distributed to shareholders will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, the Company is required to pay as tax 12.81%, including applicable surcharge, of the total dividend declared.

Taxation on Sale of ADSs

        Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Taxation on Redemption of ADSs

        Though there is no specific provision exempting the redemption of ADSs, it can be inferred from the provisions of section 47(viia) of the Indian Income Tax Act that the acquisition of underlying equity shares upon a redemption of ADSs by a non-resident investor should not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of Equity Shares

        Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary in the case of non resident sellers) are considered as long-term capital gains and generally taxable at the rate of 10%. Surcharge on this tax would be applicable at the rate of 2.5% in the case of corporations whereas for individuals and association of persons, the rate of surcharge would be 10% if their Indian taxable income exceeds Rs. 850,000. Though section 115AC provides for lower rate of tax (i.e. 10% plus surcharge where applicable) on long term capital gains arising from transfer of ADS (other than between two non-residents), it is unclear whether the lower rate of tax would also extend to such gains arising from transfer of shares converted from ADS under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income Tax Act also provide for lower rate of tax (i.e. 10% plus surcharge where applicable) for specific class of taxpayers e.g. Foreign Institutional Investors registered with the Securities and Exchange Board of India.

        If section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are not applicable to a non-resident holder, long-term capital gains realized on the sale of such equity shares which are listed in India will still be subject to tax at the rate of 10% plus surcharge wherever applicable (as mentioned above). The non-resident holders will also be able to avail of the benefits of exchange rate fluctuations for the computation of capital gains tax, which are not available to a non-resident holder under section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

        Where the equity shares have been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 40% (plus applicable surcharge as mentioned above.) The actual rate of tax on short term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption of ADSs, the provisions of the Avoidance of Double Taxation Agreement entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

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

        It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder, not entitled to exemption under a tax treaty, to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our status is in India, the gains realized on the sale of rights will be subject to Indian taxation. Such rights would generally be in the nature of short-term capital assets.

Stamp Duty

        Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. In case the equity shares of the company are held in a dematerialized form, no stamp duty would be payable on the acquisition or transfer of such equity shares.

Other Taxes

        At present, there are no Indian taxes on wealth, gifts and inheritance, which may apply to the ADSs and underlying equity shares.

Service Tax

        Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 8% The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

General

        Our business is primarily subject to regulation by the Ministry of Information Technology, which was formed in October 1999 and is a part of the Government of India. We may also be subject to regulation by the Ministry of Communications of the Government of India and the Telecom Regulatory Authority of India, or the TRAI.

        On June 9, 2000, the Information Technology, Act was enacted and was made effective as of October 17, 2000.

        The IT Act has been enacted to:

  •
  give legal validity to online contracts;

  •
  give legal validity to digital signatures;

  •
  make electronic records admissible in court in evidentiary proceedings;

  •
  set default rules for time and place of dispatch and receipt of electronic records;

  •
  allow for filing of documents with the Government of India in electronic form;

  •
  allow for retention of documents, information or records in electronic form;

  •
  set up certifying authorities to issue and supervise digital signatures;

  •
  set up a controller of certifying authorities to monitor and supervise the certifying authorities;

  •
  set up Cyber Regulations Appellate Tribunals to act as quasi-judicial bodies with respect to disputes relating to online transactions; and

  •
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

  •
  a citizen or resident of the United States under U.S. federal income tax laws;

  •
  a corporation organized under the laws of the United States or of any political subdivision of the United States; or

  •
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

        Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special tax rules, including:

  •
  insurance companies;

  •
  tax-exempt entities;

  •
  dealers in securities;

  •
  financial institutions;

  •
  persons who own the ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) consisted of the ADS and one or more other positions for tax purposes;

  •
  persons whose functional currency is not the U.S. dollar; or

  •
  persons who own, actually or constructively, 10% or more of our voting stock.

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

Passive Foreign Investment Company Rules

        A foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash).

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

  •
  any gain you realize on the sale or other disposition of your shares; and

  •
  any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

        Under these rules:

  •
  the gain or excess distribution will be allocated ratably over your holding period for the shares,

  •
  the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

  •
  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

  •
  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

        Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

        If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. So long as our ADSs are traded on the NASDAQ Small Cap Market, our shares should be treated as marketable stock for this purpose. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares will be adjusted to reflect any such income or loss amounts.

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

  •
  dividend payments or other taxable distributions made to you within the United States; and

  •
  the payment of proceeds to you from the sale of shares effected at a United States office of a broker.

        Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. investor that:

  •
  fails to provide an accurate taxpayer identification number,

  •
  is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        Payment of the proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

  •
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

        In addition, a sale of shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
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

USE OF PROCEEDS

        In our initial offering of our ADSs, completed in June 2000, we sold a total of 5,290,000 ADSs, representing 2,645,000 equity shares, to an underwriting syndicate (including the underwriters' over-allotment option of 690,000 ADSs representing 345,000 equity shares) at an initial offering price of U.S.$ 12.00 per ADS. The managing underwriters were Goldman, Sachs & Co., Credit Suisse First Boston, and Robert Fleming Inc. We received U.S.$ 57.3 million in net proceeds from the offering.

        The gross proceeds from our ADS offering were U.S.$ 63.48 million, out of which U.S.$ 4.4 million was paid as underwriting and management consulting fees and U.S.$ 1.7 million was paid for other expenses.

        As of March 31, 2003, the net proceeds of our ADS offering, together with our existing cash balances as of the date of the ADS offering, were utilized as follows:

  •
  approximately U.S.$ 24.4 million for strategic acquisitions and investments, including costs of acquisitions (approximately U.S.$ 3.4 million was used during the fiscal 2003);

  •
  approximately U.S.$ 15.5 million to enhance our content and service offerings and promote our brands (approximately U.S.$ 3.7 million was utilized during the fiscal 2003); and

  •
  approximately U.S.$ 5.45 million in capital expenditures. (approximately U.S.$ 0.35 million was used during the fiscal 2003)

        As of March 31, 2003, U.S.$ 14.4 million of the net proceeds of our ADS offering remain as cash and cash equivalents in banks. We are able to withdraw these deposits on demand. The Reserve Bank of India has the authority to compel us to bring the proceeds to India and have them invested in Indian rupee denominated bank accounts in India. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten per cent or more of any class of our equity securities, or any affiliates.

CONTROLS AND PROCEDURES

        Our Chairman, who serves as our principal executive officer, and our Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities and Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

        There were no significant changes in our internal controls over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PRESENTATION OF FINANCIAL INFORMATION

        The financial information in this annual report has been prepared in accordance with U.S. GAAP, unless indicated otherwise. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. The financial statements, including the notes to these financial statements, audited by Deloitte Haskins and Sells, independent accountants, are set forth at the end of this annual report.

        Although we have translated in this annual report certain Indian rupee amounts into U.S. dollars, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Federal Reserve Bank of New York certifies the exchange rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2003 was Rs.47.53 per U.S.$ 1.00.

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

Share Capital

        Our authorized share capital is 20,000,000 equity shares, par value Rs. 5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2003, 12,795,200 equity shares were issued and outstanding.

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

  •
  more than two such registrations or qualifications pursuant to such demand registration rights;

  •
  a registration or qualification prior to the earlier of December 31, 2002, or six months after the effective date of any Indian law, regulation or other governmental order which allows our equity shares to be offered to the public on an Indian stock exchange; or

  •
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

        At any time after we become eligible to file a registration statement on Form F-3, holders of our equity shares may require us to file registration statements on Form F-3 with respect to their equity shares. We are not required to effect this registration:

  •
  more than once in a twelve month period;

  •
  unless the registration relates to securities that are valued in excess of U.S.$ 1,000,000; or

  •
  if our Board of Directors has made a good faith determination that such registration would be detrimental to us or our shareholders.

        Each of the foregoing registration rights is subject to conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of equity shares to be included in such registration. We are required to bear all the expenses of all such registrations, except underwriting discounts and commissions. The registration rights with respect to any holder thereof terminate upon the earlier of when the holder may sell the equity shares within a three month period pursuant to Rule 144 of the Securities Act, or the time when the holder is able to convert the registrable securities into ADSs which, beginning on June 24, 2002, are traded on the NASDAQ Small Cap Market.

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

        Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend the Companies Act requires that we provide for depreciation in accordance with the Companies Act and also transfer to its reserves a minimum percentage of its profits for that year, ranging between 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions:

  •
  the rate of dividend to be declared may not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

  •
  the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

  •
  the balance of reserves after withdrawals shall not fall below 15.0% of its paid up capital.

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

Annual General Meetings of Shareholders

        We must convene an annual general meeting of shareholders within 15 months of the previous annual general meeting or within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10.0% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

        The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the Board of Directors. Our registered office is located at 1st floor, Mahalaxmi Engineering Estate, L. J. Road No.1, Mahim (West), Mumbai 400 016.

        Our Articles of Association provide that a quorum for a general meeting is the presence of at least five shareholders in person.

Voting Rights

        At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10.0% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

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

        Pursuant to Section 192A of the Companies Act, a listed public company has an option to pass any resolution relating to such businesses as notified by the Central Government through a postal ballot. Since as of the date of this annual report, the Company is not a "listed public company", the provisions of Section 192A of the Companies Act do not currently apply to us.

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

        Following the introduction of the Depositories Act, 1996, as amended, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, as amended, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public limited company, the provisions of Section 111A will apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board constituted under Section 10E of the Companies Act. Pursuant to Section 111A(3) of the Companies Act, if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992 or the regulations issued there under or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the Company Law Board may, on application made by the company, a depository incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

        Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates.

Disclosure of Ownership Interest

        Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADSs, investors who exchange ADSs for the underlying equity shares will be subject to the restrictions of Section 187C. The provisions of Section 187C of the Companies Act do not, however, apply to a trustee holding shares of a company for the benefit of the beneficiaries of a trust.

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

Company Acquisition of Equity Shares

        Under the Companies Act, approval of at least 75.0% of a company's shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company's share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act. In addition, private and unlisted public companies. such as ours, would have to comply with the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999, notified by the Ministry of Law, Justice and Company Affairs of the Government of India on July 6, 1999 and public companies which are listed on a recognized stock exchange in India would have to comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are not listed on any recognized stock exchange in India, we would have to comply with the relevant provisions of the Companies Act and the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999.

Liquidation Rights

        Subject to the rights of creditors, workmen and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid upon those equity shares. Further, in the event of a winding up, the shareholders of the Company would be liable for an amount not exceeding the aggregate unpaid amount of the face value of shares of the Company held by such shareholders. All surplus assets after payments to the holders of any preference shares and other creditors shall be paid to holders of equity shares in proportion to their shareholdings at the commencement of the winding-up.

Documents on Display

        This annual report and other information filed or to be filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at:

  Judiciary Plaza
  450 Fifth Street, N.W.
  Room 1024
  Washington, D.C. 20529

        Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450th Street, N.W., Washington, D.C. 20549, at prescribed rates.

        The SEC maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. With effect from November 4, 2002, the SEC has issued a Rule mandating use of EDGAR system of filing for all international filers. The Company has accordingly been following the Rule.

        Additionally, documents referred to in this Form 20-F may be inspected at our Registered office, which are located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India.

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
10.11	2002 Stock Option Plan
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

E-1

32.2	Certification of Principal Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-37376)

**
Incorporated by reference to exhibits filed with the Registrant's Form 20-F for the year ended March 31, 2001.

E-2

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Rediff.com India Limited

        We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries ("the Company") as of March 31, 2002 and 2003, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary of the Company, (Rediff Holdings Inc. and its subsidiaries, Rediff.com Inc. and India Abroad Publications Inc.) for the years ended March 31, 2002 and March 31, 2003, which statements reflect total assets constituting 25% and 31% respectively of the related consolidated total assets for those years and total revenues constituting 21% and 34%, respectively, of the related consolidated total revenues for those years. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Company for the years ended March 31, 2002 and March 31, 2003 is based solely on the report of such other auditors.

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

        In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 2(b), these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.

        As discussed in Note 2(j) to the consolidated financial statements, on April 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible assets."

Deloitte Haskins & Sells
Mumbai, India
Dated: June 24, 2003

Report of Independent Auditors

The Board of Directors
Rediff Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of Rediff Holdings, Inc. and Subsidiaries (the "Company") as of March 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rediff Holdings, Inc. and Subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                      Ernst & Young LLP

April 21, 2003

REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS
As of March 31, 2002 and 2003

	March 31,
	2002		2003
Assets
Current Assets
Cash and cash equivalents	U.S.$	26,519,847	U.S.$	14,383,786
Trade accounts receivables, (net of allowances of U.S.$841,160 and U.S.$1,034,360 at March 31, 2002 and 2003, respectively)		1,092,931		1,476,773
Inventories		472,926		275,321
Prepaid expenses and other current assets		1,874,839		1,406,002
Recoverable income taxes		577,322		540,856

Total current assets		30,537,865		18,082,738
Property, plant and equipment—net		3,850,553		2,257,016
Goodwill—net		17,339,861		9,347,278
Intangible assets—net		40,132		—
Other assets		481,679		644,594
Total assets	U.S.$	52,250,090	U.S.$	30,331,626

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	U.S.$	7,709,068	U.S.$	4,155,545
Customer deposits		214,343		221,600
Unearned revenues		137,501		240,420
Bank balance overdrawn		65,130		43,208

Total current liabilities		8,126,042		4,660,773
Unexpired subscription revenues		119,750		115,990
Other liabilities		—		13,941

Total Liabilities		8,245,792		4,790,704

Commitments and contingencies (See note 19)		—		—
Shareholders' equity
Equity shares: par value—Rs.5, Authorized: 20,000,000 shares; Issued and outstanding: 12,795,200 (See note 11)		1,534,308		1,534,308
Additional paid in capital		76,903,671		76,903,671
Other comprehensive loss		(4,739,065)		(4,221,694)
Deferred compensation expense (See note 17)		(1,539)		(1,136)
Accumulated deficit		(29,693,077)		(48,674,227)

Total shareholders' equity		44,004,298		25,540,922

Total liabilities and shareholders' equity	U.S.$	52,250,090	U.S.$	30,331,626

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
For each of the years ended March 31, 2001, 2002 and 2003

	Years ended March 31,
	2001		2002		2003
Operating revenues
India Online	U.S.$	5,222,483	U.S.$	2,575,918	U.S.$	2,767,244
U.S. Publishing		10,738		5,283,037		5,804,598
Phone Card		387,646		16,902,610		8,680,031

Total revenues		5,620,867		24,761,565		17,251,873
Cost of goods sold
India Online		147,019		—		—
Phone Card		303,548		12,572,725		7,104,368

Total cost of goods sold		450,567		12,572,725		7,104,368

Net Revenues		5,170,300		12,188,840		10,147,505

Cost of revenues
India Online		2,126,084		1,337,183		1,078,472
U.S. Publishing		28,932		3,760,841		4,481,618
Phone Card		10,243		426,100		201,768

Total cost of revenues		2,165,259		5,524,124		5,761,858

Gross profit		3,005,041		6,664,716		4,385,647

Operating expenses
Sales and marketing		7,459,907		4,165,050		3,721,367
Product development		2,651,834		3,325,719		2,133,461
General and administrative		4,602,966		8,538,825		8,026,608
Restructuring costs (See note 7) and legal fees		—		848,398		1,010,900
Goodwill written off (See note 8)		106,356		3,316,508		8,300,700
Investments written off (See note 3)		95,408		3,261,248		—

Total operating expenses		14,916,471		23,455,748		23,193,036

Loss from operations		(11,911,430)		(16,791,032)		(18,807,389)

Other income, net:
Interest income		2,920,721		917,378		397,941
Foreign exchange gain(loss), net		2,569,513		1,079,260		(400,387)
Miscellaneous income		81,182		17,579		66,617

		5,571,416		2,014,217		64,171

Loss before income taxes		(6,340,014)		(14,776,815)		(18,743,218)
Income tax (expense) benefit		(24,502)		11,809		(237,932)

Net loss	U.S.$	(6,364,516)	U.S.$	(14,765,006)	U.S.$	(18,981,150)

Weighted average number of equity shares—basic and diluted		12,253,282		12,795,200		12,795,200

Loss per share—basic and diluted	U.S.$	(0.52)	U.S.$	(1.15)	U.S.$	(1.48)
Loss per ADS—(where 2 ADSs are equal to 1 equity share)—basic and diluted	U.S.$	(0.26)	U.S.$	(0.58)	U.S.$	(0.74)

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED

STATEMENTS OF SHAREHOLDERS' EQUITY
For each of the years ended March 31, 2001, 2002 and 2003

	Equity Shares
	(See note 11)
	Number of Shares	Amount		Additional Paid in Capital		Other Comprehensive Income (Loss)		Deferred Compensation Expense		Accumulated Deficit		Total
Balance, as of April 1, 2000	10,150,200	U.S.$	1,236,913	U.S.$	19,945,342	U.S.$	103,119	U.S.$	—	U.S.$	(8,563,555)	U.S.$	12,721,819
Issue of new ADS,(where 2 ADS are equal to 1 equity shares), net of expenses	2,645,000		297,395		56,956,723		—		—		—		57,254,118
Net loss	—		—		—		—		—		(6,364,516)		(6,364,516)
Other comprehensive income- translation adjustment	—		—		—		(3,362,475)		—		—		(3,362,475)

Balance, as of March 31, 2001	12,795,200		1,534,308		76,902,065		(3,259,356)		—		(14,928,071)		60,248,946
Compensation related to stock option grants	—				1,606		—		(1,606)		—		—
Amortization of compensation related to stock option grants	—		—		—		—		67		—		67
Net loss	—		—		—		—		—		(14,765,006)		(14,765,006)
Other comprehensive income translation adjustment	—		—		—		(1,479,709)		—		—		(1,479,709)

Balance, as of March 31, 2002	12,795,200		1,534,308		76,903,671		(4,739,065)		(1,539)		(29,693,077)		44,004,298
Amortization of compensation related to stock option grants	—		—		—		—		403		—		403
Net loss	—		—		—		—		—		(18,981,150)		(18,981,150)
Other comprehensive income- translation adjustment	—		—		—		517,371		—		—		517,371

Balance, as of March 31, 2003	12,795,200	U.S.$	1,534,308	U.S.$	76,903,671	U.S.$	(4,221,694)	U.S.$	(1,136)	U.S.$	(48,674,227)	U.S.$	25,540,922

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the years ended March 31, 2001, 2002 and 2003

	Years ended March 31,
	2001	2002	2003
Cash flows from operating activities
Net loss	U.S.$ (6,364,516)	U.S.$ (14,765,006)	U.S.$ (18,981,150)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,087,430	2,981,939	2,012,505
Amortization of goodwill	106,356	—	—
Amortization of intangibles	25,326	35,848	40,132
Allowance for impairment of goodwill (See note 8)	—	3,316,508	8,300,700
Other than temporary diminution in the value of investments	95,408	3,261,248	—
Loss on sale of property, plant and equipment	39,016	44,304	7,975
Stock based compensation expense	—	67	403
Changes in assets and liabilities:
Trade accounts receivable	(39,548)	233,283	(383,842)
Prepaid expenses and other current assets	336,553	(765,332)	418,357
Accounts payable and accrued liabilities	700,622	(2,397,299)	(524,306)
Unearned revenues	(249,252)	(278,917)	102,919
Inventories	149,857	469,985	197,605
Customer deposits	—	(28,160)	7,257
Recoverable income taxes	(178,781)	(313,124)	36,466
Unexpired subscription revenues	—	119,750	(3,760)
Deferred income taxes	—	174,000	—
Other assets	(876,259)	715,389	(162,915)

Net cash used in operating activities	(5,167,788)	(7,195,517)	(8,931,654)

Cash flows from investing activities
Payments to acquire property, plant and equipment	(3,573,432)	(1,535,885)	(345,629)
Purchase consideration for acquisitions	(6,705,630)	(10,953,875)	(3,411,720)
Refund from stockholder	—	741,248	—
Cash acquired on acquisitions	864,638	116,048	—
Purchases of investments	(3,311,517)	—	—
Sale of investments	68,805	—	—
Proceeds from sales of property, plant and equipment	11,210	12,042	35,571

Net cash used in investing activities	(12,645,926)	(11,620,422)	(3,721,778)

Cash flows from financing activities
Repayment of long term debt	—	(861,929)	—
Net proceeds from issue of ADSs	57,254,118	—	—

Net cash provided by (used in) financing activities	57,254,118	(861,929)	—

Effect of exchange rate changes on cash	(3,362,475)	(1,456,041)	517,371
Net increase (decrease) in cash and cash equivalents	36,077,929	(21,133,909)	(12,136,061)
Cash and cash equivalents at the beginning of the year	11,575,827	47,653,756	26,519,847

Cash and cash equivalents at the end of the year	U.S.$ 47,653,756	U.S.$ 26,519,847	U.S.$ 14,383,786

Supplemental disclosure of cash flow information:
U.S. Federal income taxes paid	U.S.$ 3,900	U.S.$ 12,208	U.S.$ —
Bank interest paid	U.S.$ 2,109	U.S.$ 19,773	U.S.$ 4,105
Supplemental disclosure of non-cash activity:
Conversion of optionally convertible preference shares into equity shares	U.S.$ 68,807	U.S.$ —	U.S.$ —

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Organization and Business

        Rediff.com India Limited (the "Company") was incorporated in India on January 9, 1996 under the Indian Companies Act, 1956. It was converted to a public limited Company on May 29, 1998. On June 14, 2000, the Company listed its ADSs on the NASDAQ National Market through an initial public offering. On June 24, 2002, the Company's ADSs ceased to be listed on the NASDAQ National Market and were listed instead on the NASDAQ Small Cap Market.

        In February 2001, the Company established Rediff Holdings, Inc ("RHI"), a Delaware Corporation, as a wholly-owned subsidiary to be a holding company for certain of its investments in the United States of America. On February 27, 2001, RHI acquired thinkindia.com Inc ("thinkindia"), later renamed Rediff.com Inc. In March 2001, the Company acquired Value Communications Corporation ("ValuCom"), an Illinois Corporation that provides internet-based marketing of prepaid long distance service in the United States. On April 27, 2001, RHI acquired India Abroad Publications, Inc ("India Abroad"), an offline and online news company. For further information, see note 4.

        The Company is one of the leading Internet destinations, or portals, focusing on India and the global Indian community. Its websites consists of interest specific channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and wireless short messaging services to cellular phone subscribers in India. Additionally, the Company publishes a weekly newspaper, India Abroad, in the United States and Canada and also provides prepaid long distance communication services primarily to the Indian community in the United States and Canada.

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

  (b)
  Basis of preparation of financial statements

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All amounts have been stated in U.S. dollars. U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general-purpose financial statements. Principal differences insofar as they relate to the Company include consolidation of subsidiaries, accounting for business combinations, valuation of investments, accounting for deferred income taxes, stock based compensation and website development costs, and the presentation and format of the financial statements and related notes.

  (c)
  Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (d)
  Revenue recognition

India Online business

        (Previously included as Media Services and Merchandising Services)

        India Online business includes revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using e-mail, matchmaker and other subscriber services. Wireless short messaging services include revenues derived from mobile operators based on value added text messages received and sent by mobile subscribers over their mobile phones.

        Advertisement and sponsorship income is derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided, and, income earned from designing and managing customers' websites.

        Revenue from advertisement and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

        The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination, and integration of the customers' content, which is recognized ratably over the term of the contract.

        Website development services principally consist of services relating to the designing of graphics, layout, artwork and content of the client's website. Revenue from such services on large contracts that take relatively longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time are recognized on completion of the entire contract. During fiscal 2002 and 2003, such short-term contracts constituted substantially all of these services.

        E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store. E-commerce services are described below.

        Until June 30, 2000, the Company sourced products from a network of vendors with whom it had established contractual relationships relating to terms of supply and pricing. The Company was the "principal" in such transactions, and has recognized as revenue the gross value of such sales. Revenues were recorded net of sales discounts and returns. From July 1, 2000 customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/ debit card or checks, or whether the payment is to be made by the customer on C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of the transactions executed during the month for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. The Company recognizes as revenues the commission earned on these transactions. Accordingly, the presentation of the consolidated statement of operations reflects the cost of goods and cost of revenues separately.

        Revenues from E-commerce services also include fees charged to vendors for creating, designing and hosting the vendors' product information on the Company's website. Such fees are amortized over the hosting contract period.

        Subscription service revenues primarily include income from various paid email service products that cater to a cross section of the Company's registered user base. The revenue for subscription based service products is recognized ratably over the period of subscription.

        Subscription revenues are also derived from providing value added short messaging services such as e-mail and other related products to mobile phone users. The Company contracts with third-party mobile operators for sharing revenues from these services. SMS based revenues are recognized when the service is performed.

  U.S. Publishing business

        (Previously included in Media services)

        U.S. Publishing business primarily includes advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes the advertising revenues of Rediff.com Inc, the website catering to the Indian community in the U.S.

        Advertising revenues are recognized at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscription. Revenues from banners and sponsorships are recognized over the contractual period of the advertisement, commencing when the advertisement is placed on the website, provided that no significant obligations remain and collection of the resulting receivable is probable. Obligations may include guarantee of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

  Phone Card business

        (Previously communication services)

        Phone Card business services primarily include Internet based marketing of prepaid long distance calling services.

        Revenue from communication services is derived from marketing services to retail consumers and small businesses. These are provided by buying prepaid identification numbers (PINS) from telecommunication companies and then branding and packaging such PINS for sale to retail customers on its Internet site or through their call center. The Company recognizes revenue as PINs are delivered to customers.

  (e)
  Costs and expenses

        Costs and expenses have been classified according to their primary functions within the enterprise in the following categories:

  Cost of goods sold

        These costs primarily includes the cost of prepaid long distance service purchased from long distance carriers, and for the period till June 2000, the cost of products purchased from vendors for sale to e-commerce customers.

  Cost of revenues

        These costs primarily include employee compensation of staff that are directly involved or related to the production of services, fees paid to third-party content providers, outward freight on e-commerce sales and direct cost associated with subscription services which are spread over the period of subscription.

  Sales and marketing

        These costs primarily include employee compensation to sales and marketing personnel, advertising, business promotion expenses and market research costs.

  Product development

        These costs primarily include employee compensation, Internet communications costs, and, until June 30, 2000, purchased software costs and developments to enhance the features and functionality of the Company's website. Effective July 1, 2000, the Company prospectively adopted EITF 00-02, "Accounting for website development costs" (See note 2(i)). Product development expenses include bandwidth costs of U.S.$ 945,367, U.S.$ 1,368,281 and U.S.$ 730,607 for the years ended March 31, 2001, 2002 and 2003, respectively.

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

  (h)
  Property, plant and equipment

        Property, plant and equipment are stated at cost. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

Furniture and fixtures	5 to 10 years
Computer equipment and software	3 to 5 years
Office equipment	5 to 10 years
Vehicles	8 years
Leasehold improvements	6 years
Website development costs	3 years
  (i)
  Website development costs

        With effect from July 1, 2000, the Company prospectively adopted EITF 00-02, "Accounting for website development costs." Costs incurred in the operations stage that provides additional functions or features to the Company's website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs as incurred.

  (j)
  Goodwill and intangible assets

        The Company capitalizes the cost of purchased goodwill and other intangibles.

        Until March 31, 2001, the Company amortized the cost of such goodwill and intangibles using the straight line method over their estimated useful lives, ranging from three to seven years for goodwill and generally not exceeding three years for intangibles.

        With effect from April 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", and ceased to amortize the remaining cost at March 31, 2001 of goodwill and intangibles that do not have a finite life. Instead, in accordance with the two-step methodology required by SFAS No. 142, the Company tests unamortized balances for goodwill and intangible assets that do not have a finite life for impairment annually or earlier upon the occurrence of a triggering event. During the years ended March 31, 2002 and 2003, the Company has recognized U.S.$ 3.3 million and U.S.$ 8.3 million as goodwill impairment expense.

  (k)
  Foreign currency translation

        The accompanying financial statements are reported in U.S. dollars. The functional currency of the parent is the Indian rupee ("Rs." or "rupee") while that of its subsidiaries is the U.S. Dollar. For the purposes of presenting the consolidated financial statements, rupees have been converted into U.S. dollars for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income or loss, which is a separate component of shareholders' equity. Such translation should not be construed as representation that the rupee amounts have been or could be translated into U.S. dollars at any particular rate, or at all.

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

        The Company had entered into foreign exchange forward contracts during the year ended March 31, 2001, to limit the effect of exchange rate fluctuations on its foreign currency balances. The counter parties to such transactions were banking companies. The Company recognized the gains and losses in accordance with SFAS No. 52, Foreign Currency Translation, which was the applicable pronouncement in that year. On April 1, 2001, the Company adopted SFAS No. 133, Accounting for derivative instruments and hedging activities. The Company did not enter into any foreign exchange forward contracts during the years ended March 31, 2002 and 2003.

  (l)
  Loss per share

        The Company reports basic and diluted loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic loss per share has been computed by dividing the net loss for the year by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted loss per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive. The Company also reports loss per ADS, where two ADSs are equal to one equity share.

  (m)
  Income taxes

        Income taxes consist of current income taxes and the change in the deferred tax balances during the year. Deferred income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for each entity and taxing jurisdiction for future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities and their respective tax bases and operating loss carry-forwards, measured using the enacted tax rates expected to apply in the years in which such temporary differences are expected to be recovered or settled. The effect of changes in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

  (n)
  Fair value of financial instruments

        The carrying amounts for cash, cash equivalents, accounts receivable, accounts payable and bank overdrafts approximate their fair values due to the short maturity of these instruments.

  (o)
  Investments

        The Company classifies investments into held to maturity, trading or available for sale based on management's intent at the time of purchase. Available for sale equity securities with readily determinable market values and all debt securities are carried at fair value. Available for sale equity securities for which there are no readily determinable market values are carried at cost, less an allowance for impairments that are other than temporary. Unrealized gains or losses on available for sale securities are treated as other comprehensive income or loss, a separate component of shareholders' equity.

  (p)
  Impairment and disposal of long-lived assets

        Effective April 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment and disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of long-lived Assets and for Long-Lived Assets to be disposed of, it retains the fundamental provisions of SFAS No. 121.

        Whenever events or changes in circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Company subjects such long lived assets to a test of recoverability, based on the undiscounted cash flows expected from use or disposition of such assets. Such events or circumstances would include changes in the market, technological obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Company recognizes an impairment loss based on the estimated fair values using discounted cash flows and the carrying value of the asset. Assets to be disposed of are reported at the lower of the carrying value or the fair value less the cost to sell.

  (q)
  Stock based compensation

        The Company uses the intrinsic value method specified under APB Opinion No. 25 to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and non-employee directors for their services as directors and the fair value method specified in SFAS 123 to account for the compensation cost of stock options and awards granted to associates of the Company. The Company also applies FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25" to account for its stock option plans. Pro forma disclosures, as applicable, required under SFAS No. 123 and SFAS No. 148 have been provided in note 17.

  (r)
  Classification

        Certain prior years' balances have been reclassified to conform to the current year's presentation. These have no effect on previously reported results of operations or shareholders' equity.

  (s)    Impact of recently issued accounting standards

        In June 2002, the Financial Accounting Standard Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes Emerging Issues Task Force (or EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," (Including Certain Costs Incurred in a Restructuring) under which a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The principal difference between SFAS No. 146 and EITF Issue 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in EITF Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company is currently evaluating the effect of adopting SFAS No. 146 on its results of operations and financial position.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF No. 00-21"). This issue addresses how revenue arrangements with multiple deliverables should be divided into separate units of accounting and how the arrangement consideration should be allocated to the identified separate accounting units. EITF No. 00-21 is effective for fiscal periods beginning after June 15, 2003. The company is currently evaluating the impact, if any, of adopting EITF No. 00-21 on its results of operations and financial position.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002, with earlier application permitted. The Company does not presently intend to change its accounting for stock based compensation to the fair value model of SFAS No. 123. The disclosure provisions of SFAS No. 148 have been adopted by the Company for the year ended March 31, 2003.

3.    Investments

        The market environment, including general conditions affecting the technology industry together with the downturn in valuations of dot.com companies caused the Company to re-examine whether the values of its Internet investments were appropriate. After reviewing key financial indicators for such investments, which were unlisted and illiquid, the Company concluded that such investments had suffered permanent impairment. Accordingly, during the year ended March 31, 2002, the Company wrote off the value of these investments and recorded an impairment expense of U.S.$ 3,261,248.

4.    Business Combinations and Acquisitions

Value Communications Corporation ("ValuCom")

        On March 23, 2001, the Company acquired the entire outstanding common stock of ValuCom. In terms of the Stock Purchase Agreement between the Company and ValuCom's shareholders, the consideration consisted of U.S.$ 3.0 million which was paid by the Company on March 23, 2001 plus a deferred consideration (called earn-out payments) payable over a period of two years which was contingent upon ValuCom achieving specified earnings' levels in those years.

        The transaction was accounted for by the purchase method in accordance with APB Opinion No. 16, which resulted in creation of an initial goodwill of U.S.$ 3.7 million at March 23, 2001. Such goodwill increased to U.S.$ 6.82 million at March 31, 2002, as a result of provisions for earn-out payments to ValuCom's former shareholders and cash-out of ValuCom options (see note 17). Such goodwill further increased to U.S.$ 7.13 million at March 31, 2003, as a result of final earn-out payments made to ValuCom's option holders. During the year ended March 31, 2003, the Company assessed goodwill on the ValuCom acquisition and recognized an impairment of U.S.$ 5.1 million. See note 8 for further details.

        The fair values of assets acquired and liabilities assumed, on the ValuCom acquisition are as follows:

Cash and cash equivalents	U.S.$	749,814
Trade accounts receivable		10,688
Inventory		1,092,768
Prepaid expenses and other current assets		71,229
Property, plant and equipment, net		74,827
Other Assets		5,543
Goodwill net, (see table below)		7,132,810
Accounts payable and accrued liabilities		(2,002,835)

Total purchase consideration, including direct costs of acquisition	U.S.$	7,134,844

        Goodwill related to this acquisition at March 31, 2002 and 2003 is as follows:

	2002		2003
Goodwill after adjustments to purchase price	U.S.$	6,824,693	U.S.$	7,132,810
Goodwill impairment (See note 8)		—		(5,100,000)

	U.S.$	6,824,693	U.S.$	2,032,810

        The operating results of ValuCom have been consolidated from March 23, 2001, the date of its acquisition.

India Abroad Publications Inc ("India Abroad")

        On April 27, 2001, the Company acquired substantially all of the outstanding voting shares of India Abroad Publications Inc, a New York corporation, for an aggregate net consideration of approximately U.S.$ 10 million.

        Pursuant to the stock purchase agreement (as amended) entered into between the Company and certain of India Abroad's shareholders, at the closing of the acquisition, the Company paid approximately U.S.$ 11.4 million to the selling shareholders of India Abroad. Simultaneously with the acquisition, the former principal shareholder repurchased certain assets for approximately U.S.$ 1.1 million resulting in an estimated gain of approximately U.S.$ 314,000, which has been recorded as reduction of goodwill. Of the amount to be paid to the former principal shareholder, the Company had placed U.S.$ 2 million in an escrow account. At March 31, 2003, U.S.$ 1 million remains in the escrow account.

        The Company has accounted for this acquisition by the purchase method, in accordance with APB Opinion No. 16, which resulted in the creation of goodwill of approximately U.S.$ 10.5 million.

        The fair value of assets acquired and liabilities assumed on the India Abroad acquisition are as follows:

Cash and cash equivalents	U.S.$	116,048
Accounts receivable		435,512
Due from former shareholder		741,248
Prepaid expenses and other current assets		66,273
Prepaid taxes		24,782
Net assets held for sale		1,040,914
Deferred income taxes—current		36,000
Property, plant and equipment, net		267,811
Deferred income taxes—non current		138,000
Other assets		42,516
Goodwill, net (See below)		10,515,168
Borrowings		(861,929)
Accounts payable and accrued liabilities		(530,535)
Customer deposits		(242,503)
Unexpired subscription revenues		(354,447)

Total purchase consideration, including direct costs of acquisition	U.S.$	11,434,858

        On June 29, 2001 the Company repaid the borrowing amounting to U.S.$ 861,929 assumed in the India Abroad acquisition.

        Goodwill related to this acquisition at March 31, 2002 and 2003 is as follows:

	2002		2003
Goodwill	U.S.$	10,515,168	U.S.$	10,515,168
Goodwill impairment		—		(3,200,700)

	U.S.$	10,515,168	U.S.$	7,314,468

        The operating results of India Abroad have been consolidated from April 27, 2001, the date of its acquisition. During the year ended March 31, 2003, the Company assessed goodwill arising on the India Abroad acquisition and recorded an impairment of approximately U.S.$ 3.2 million. See note 8 for further details.

5.    Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist of:

	As of March 31,
	2002		2003
Prepaid expenses and deferred costs	U.S.$	500,293	U.S.$	585,034
Vendor advances for capital purchases		50,479		—
Other deposits and advances		125,948		153,812
Rent Deposits		986,846		534,168
Loans to employees		74,299		49,834
Accrued interest		69,019		15,199
Insurance recoverable (See note 19)		67,955		67,955

	U.S.$	1,874,839	U.S.$	1,406,002

6.    Property, Plant and Equipment

        Property, plant and equipment consist of:

	As of March 31,
	2002		2003
Furniture and fixtures	U.S.$	504,898	U.S.$	429,881
Computer equipment and software		5,080,822		5,636,810
Office equipment		1,260,850		421,274
Vehicles		297,907		298,101
Leasehold improvements		406,837		305,095
Deferred website development costs		980,155		1,040,369

Property, plant and equipment, cost		8,531,469		8,131,530
Accumulated depreciation and amortization		(4,680,916)		(5,874,514)

Property, plant and equipment, net	U.S.$	3,850,553	U.S.$	2,257,016

7.    Restructuring

        Following the acquisition of India Abroad on April 27, 2001, the Company integrated the operations of Rediff.com Inc., with those of India Abroad, including relocating Rediff.com Inc.'s operations from California to New York. During the year ended March 31, 2002, the Company provided U.S.$ 598,398 for restructuring expenses in accordance with Staff Accounting Bulletin ("SAB") 100 and EITF 94-3, primarily consisting of lease termination costs, expenses for relocation of equipment and staff, and severance payments.

        Following the settlement agreement entered into on July 30, 2002 with the former shareholders of ValuCom for full and final settlement of all obligations and earn-out payments, the Company initiated a process of integration by co-locating the ValuCom operations with the New York operations of Rediff.com Inc and India Abroad. During the year ended March 31, 2003 the Company provided U.S.$ 1,010,900 in accordance with SAB 100 and EITF 94-3, primarily consisting of payments made to the former shareholders of ValuCom for transition assistance, lease termination costs, staff travel expenses for commuting from Chicago to New York and severance payments.

8.    Goodwill and Intangible Assets

        Following the triggering event of the restructuring during the year ended March 31, 2002, as described in Note No. 7 above, the Company re-evaluated the goodwill that arose on Rediff.com Inc.'s acquisition for impairment. Based on the application of SFAS No. 142, during the year ended March 31, 2002, management concluded goodwill relating to that acquisition was impaired and accordingly wrote off the unamortized balance of U.S.$ 3,316,508 as an expense.

        During the year ended March 31, 2003, management identified the following three triggering events to warrant testing of goodwill on the ValuCom acquisition, for impairment:

1.
On July 30, 2002, the Company entered into a settlement agreement with ValuCom's former founder shareholders for full and final settlement of all obligations and earn-out payments and discharged them of their duties to the Company resulting in the loss of key management personnel.

2.
Deregulation of the Indian long distance telecom market, commencement of VOIP (Voice over Internet Protocol) has resulted in increased competition with a significant drop in international long distance rates, shifting of calls originating from the U.S. to calls originating in India and pricing pressures due to significantly lower rates offered by providers of internet telephony. It is unlikely that these trends will reverse in near future.

3.
A significant drop in the number of Indian software professionals in the U.S. as a result of 9/11 and the subsequent downturn in the technology market. As a result, a key target customer group has shrunk and volumes are adversely affected. This trend is also unlikely to reverse in the near future.

        Following the triggering events, the Company re-evaluated goodwill that arose on ValuCom's acquisition. The Company also annually assessed the goodwill that arose on India Abroad's acquisition. Based on the application of SFAS No. 142, management concluded that goodwill relating to ValuCom and India Abroad were impaired. Management determined the fair values of ValuCom and India Abroad with the assistance of an independent valuation specialist and recorded an impairment charge of U.S.$ 5,100,000 and U.S.$ 3,200,700 for ValuCom and India Abroad respectively during the year.

  Goodwill and intangible assets are as follows:

	As of March 31,
	2002		2003
Goodwill, on acquisition	U.S.$	17,821,458	U.S.$	17,821,458
Adjustments to purchase price and its allocation		2,941,267		3,249,384
Accumulated amortization/ impairment		(3,422,864)		(11,723,564)

Goodwill, net		17,339,861		9,347,278

Intangible assets, acquired (with finite life)		101,306		101,306
Accumulated amortization		(61,174)		(101,306)

Intangible assets, net		40,132		—

Goodwill and intangible assets, net	U.S.$	17,379,993	U.S.$	9,347,278

        The Company applied the provisions of SFAS No. 142, effective April 1, 2001. Had the provisions of SFAS No. 142 been applied for the year ended March 31, 2001, the Company's net loss and net loss per share would have been as follows:

	Years ended March 31,
	2001		2002		2003
Reported net loss	U.S.$	(6,364,516)	U.S.$	(14,765,006)	U.S.$	(18,981,150)
Effect of SFAS No. 142		106,356		—		—
Adjusted net loss	U.S.$	(6,258,160)	U.S.$	(14,765,006)	U.S.$	(18,981,150)

Reported basic and diluted net loss per share	U.S.$	(0.52)	U.S.$	(1.15)	U.S.$	(1.48)

Effect of SFAS No. 142	U.S.$	0.01	U.S.$	—	U.S.$	—

Adjusted basic and diluted net loss per share	U.S.$	(0.51)	U.S.$	(1.15)	U.S.$	(1.48)

9.    Other Assets

        Other assets mainly consist of rental deposits, which at balance sheet date are outstanding for more than one year and the non current portion of loans to employees.

10.    Related Party Transactions

        The Company's principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

        Included in the determination of net loss are the following significant transactions with related parties:

	Years ended March 31,
	2001		2002		2003
Operating lease rent expense	U.S.$	15,076	U.S.$	7,010	U.S.$	—
Advertising expense	U.S.$	4,681,189	U.S.$	113,808	U.S.$	—
Advertising revenues	U.S.$	—	U.S.$	13,369	U.S.$	1,345

        Balances with related parties include:

	As of March 31,
	2002		2003
Receivable for advertising income	U.S.$	3,789	U.S.$	—
Loans to officers	U.S.$	58,805	U.S.$	84,941

        The Company grants unsecured loans to employees for acquiring assets such as housing property and vehicles and also for other personal purposes. These are recovered from the employee's salaries. The rates at which the loans are made to employees vary between 0% to 2%.

        The required repayments of loans by employees are as follows:

Years ended March 31,
2004	U.S.$	49,834
2005		36,681
2006		30,404
2007		24,235
2008 and thereafter		18,287

Total payments	U.S.$	159,441

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

        On June 14, 2000, the Company made an initial public offering of 4,600,000 American Depositary Shares ("ADS") representing 2,300,000 equity shares of the Company at a price of U.S.$ 12.00 per ADS raising net proceeds of U.S.$ 49,786,190 after underwriting discount and expenses. On June 20, 2000, the underwriters exercised their over-allotment option and the Company issued an additional 690,000 ADSs equivalent to 345,000 equity shares at a price of U.S.$ 12.00 per ADS for net proceeds of U.S.$ 7,467,928.

12.    Retirement Benefits

  Gratuity

        The Company provides for gratuity, an unfunded defined benefit retirement plan covering eligible employees in India based on third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement, death or termination of employment in an amount equivalent to 15 days salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service.

        Net periodic pension cost for the years ended March 31, 2001, 2002 and 2003 and the unfunded benefit liability as of March 31, 2001, 2002 and 2003 are as follows:

	Years ended March 31,
	2001		2002		2003
Projected benefit obligations—beginning of the year	U.S.$	15,484	U.S.$	35,650	U.S.$	53,729

Service cost		17,138		14,475		7,755
Interest cost		3,912		5,370		2,877
Amortization of gain		606		385		381
Effect of exchange rate changes		(1,490)		(2,151)		1,697
Net periodic pension cost		20,166		18,079		12,710

Projected benefit obligations—end of the year	U.S.$	35,650	U.S.$	53,729	U.S.$	66,439

        The assumptions used in accounting for gratuity in the years ended March 31, 2001, 2002 and 2003 were as follows:

	Years ended March 31,
	2001	2002	2003
Rupee discount rate	11%	10%	8%
Rate of increase in rupee compensation	12%	12%	8%

  Provident Fund

        Employees based in India and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions to operations as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were U.S.$ 67,857, U.S.$ 84,487 and U.S.$ 76,727 for the years ended March 31, 2001, 2002 and 2003, respectively.

13.    Operating Leases

        The Company leases office space, computer equipment, high-speed telephone lines and residential apartments for employees under various operating leases. Operating lease expense that has been included in the determination of the net loss is as follows:

	Years ended March 31,
	2001		2002		2003
Office space	U.S.$	184,495	U.S.$	358,329	U.S.$	423,658
Computers		5,364		—		—
Telecom leased lines		369,818		886,829		576,211
Residential apartments for employees		126,385		176,656		121,008

Total operating lease expense	U.S.$	686,044	U.S.$	1,421,814	U.S.$	1,120,877

        The minimum annual rental commitments under non-cancelable operating leases that have initial or remaining terms in excess of one year are as follows:

Years ended March 31,
2004	U.S.$	295,188
2005		135,000
2006		83,000
2007		84,000
2008 and thereafter		60,000

Total payments	U.S.$	657,188

14.   Income Taxes

        The income tax expense (benefit) consists of:

	Years ended March 31,
	2001		2002		2003
Current taxes—all foreign	U.S.$	24,502	U.S.$	(185,809)	U.S.$	237,932
Deferred taxes, net of allowance		—		174,000		—

Net income tax expense (benefit)	U.S.$	24,502	U.S.$	(11,809)	U.S.$	237,932

        The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2002		2003
Depreciation	U.S.$	(272,803)	U.S.$	97,886
Bad debt allowance		304,932		381,297
Net operating loss carry forwards		6,607,411		10,428,326
Unabsorbed depreciation carry forward		1,561,878		1,896,945
Retirement benefits—Gratuity		19,181		58,784
Web site development costs		(27,322)		(8,573)
Other		171,000		186,993

		8,364,277		13,041,658
Less: Valuation allowance		(8,364,277)		(13,041,658)

Net deferred tax asset	U.S.$	—	U.S.$	—

        The Company has not generated any taxable income in India to date, and therefore has not had to pay any Indian income tax since its inception. The Company has provided a full valuation allowance against the deferred tax asset since it is more likely than not that the asset will not be recovered. The Company's net operating loss carry forwards for its Indian operations aggregating approximately U.S.$ 18.5 million will expire between April 1, 2004 and March 31, 2011.

        Recoverable income taxes mainly consist of tax deducted at source on income from advertising services and interest income, which the Company will claim as refund.

        As of March 31, 2003, ValuCom has net operating loss carryforwards available to offset future federal taxable income of U.S.$ 2,200,000, which expire in 2023.

        As of March 31, 2003, Rediff Holdings Inc., has net operating loss carryforwards of approximately U.S.$ 6,662,000 for federal income tax purposes, which expire in years 2019 through 2023, and has tax credits of approximately U.S.$ 90,000 and U.S.$ 56,000 for federal and state income tax liabilities, respectively. The utilization of approximately U.S.$ 1,630,000 of Rediff Holdings Inc's net operating loss carryforwards for federal income tax purposes, U.S.$ 1,705,000 of its net operating loss carryforwards for state income tax purpose and U.S.$ 146,000 of its tax credits are limited by certain sections of the federal and state revenue codes.

15.   Segments

        During the year, the Chief Executive Officer of the Company, who is its chief operating decision maker, reclassified the Company's business segments and assessed the Company's performance on a new basis. The new business segments are:

  (i)
  India Online business, which primarily includes revenues from online advertising and fee based services. Online advertising includes advertisements and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services.

  (ii)
  U.S. Publishing business, which primarily includes subscription and advertising revenues from the publication of India Abroad, a weekly newspaper published in the United States and Canada. It also includes the advertising revenues of Rediff.com Inc., the website catering to the Indian community in the U.S.A.

  (iii)
  Phone Card business, which primarily includes internet based marketing of prepaid long distance call services.

        Following a change in the composition of reportable segments, the corresponding segment data for previous years has been restated on a basis comparable to the current year.

        Summarized segment information for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Years ended March 31,
	2001						2002						2003
	India Online Business		U.S. Publishing Business		Phone Card Business*		India Online Business		U.S. Publishing Business		Phone Card Business		India Online Business		U.S. Publishing Business		Phone Card Business
Revenues from external customers:
Advertising and web solutions	U.S.$	4,630,875	U.S.$	10,738			U.S.$	2,239,386	U.S.$	4,395,590			U.S.$	1,905,516	U.S.$	4,940,803
E-commerce		591,608		—				325,764		—				504,738		—
Subscriptions and other		—		—				10,766		887,447				356,990		863,795

		5,222,483		10,738	U.S.$	387,646		2,575,918		5,283,037	U.S.$	16,902,610		2,767,244		5,804,598	U.S.$	8,680,031
Inter segment revenues:
Advertising		—		200,000		—		1,265,037		1,407,553		—		87,930		286,184		—

		5,222,483		210,738		387,646		3,840,955		6,690,590		16,902,610		2,855,174		6,090,782		8,680,031
Cost of revenues and goods sold
—Third-party		2,273,103		28,932		313,791		1,337,183		3,760,841		12,998,825		1,078,472		4,481,618		7,306,136
—Inter segment		18,440		—		—		123,937		—		—		13,554		—		—

Total cost of revenues and goods sold		2,291,543		28,932		313,791		1,461,120		3,760,841		12,998,825		1,092,026		4,481,618		7,306,136
Gross profit		2,930,940		181,806		73,855		2,379,835		2,929,749		3,903,785		1,763,148		1,609,164		1,373,895
Operating expenses
Sales and marketing
—Third-party		7,373,227		71,154		15,526		1,222,590		1,345,871		1,596,589		1,169,932		1,421,085		1,130,350
—Inter segment		103,220		—		—		693,754		1,892		1,320,698		78,314		21,950		65,980
Product development
—Third-party		2,598,171		53,663		—		2,653,130		439,053		233,536		1,556,614		263,758		313,089
—Inter segment		46,080		—		—		309,709		—		—		34,639		—		—
General and administrative
—Third-party		4,515,204		40,424		47,338		5,201,102		2,650,526		687,197		4,570,926		2,720,350		735,332
—Inter segment		32,260		—		—		221,742		858		—		22,165		1,328		136,184
Restructuring costs and legal fees		—		—		—		250,000		598,398		—		—		—		1,010,900
Investments written off		95,408		—		—		3,261,248		—		—		—		—		—
Goodwill amortization / impairments		—		94,768		11,588		—		3,316,508		—		—		3,200,700		5,100,000

Total		14,763,570		260,009		74,452		13,813,275		8,353,106		3,838,020		7,432,590		7,629,171		8,491,835

Operating (Loss) Profit	U.S.$	(11,832,630)	U.S.$	(78,203)	U.S.$	(597)	U.S.$	(11,433,440)	U.S.$	(5,423,357)	U.S.$	65,765	U.S.$	(5,669,442)	U.S.$	(6,020,007)	U.S.$	(7,117,940)

Segment total assets	U.S.$	57,114,775	U.S.$	4,504,063	U.S.$	5,878,460	U.S.$	30,419,528	U.S.$	12,890,171	U.S.$	8,940,391	U.S.$	18,055,607	U.S.$	9,334,043	U.S.$	2,941,976

		*:For the period from March 23, 2001 through March 31, 2001.

        Revenues are derived from customers based as follows:

	Years ended March 31,
	2001		2002		2003
United States	U.S.$	1,320,812	U.S.$	22,272,977	U.S.$	14,253,192
India		4,205,736		2,472,460		2,757,482
Rest of the world		94,319		16,128		241,199

Total revenues	U.S.$	5,620,867	U.S.$	24,761,565	U.S.$	17,251,873

        Net property, plant and equipment by location is as follows:

	As of March 31,
	2002		2003
United States	U.S.$	819,620	U.S.$	512,729
India		3,030,933		1,744,287

Total	U.S.$	3,850,553	U.S.$	2,257,016

16.   Concentrations of credit risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains the majority of its cash and cash equivalents in U.S. Dollars with reputed banks outside India.

        The Company's advertising revenues from the India Online business are primarily derived from large corporate clients in India. Advertising revenues from the U.S. Publishing business are primarily derived from corporate clients and retail customers in the United States and Canada. The Company's fee based revenues from the India Online business and U.S. Publishing business and revenues from the Phone Card business are primarily derived from retail customers in India, the United States and Canada. These do not expose the Company to any material concentrations of credit risk.

Significant clients

        No single client accounted for more than 10% of the total revenue for the years ended March 31, 2002 and 2003.

        Two clients accounted for 13.5% and 11.8% of the total revenue, respectively, during the year ended March 31, 2001. Amounts receivable from such clients as of March 31, 2001, net of allowances, were U.S.$ 47,874 and U.S.$ 0 respectively.

17.   Stock Based Compensation

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

        Under the Option Plans, the Company reserved 280,000 equity shares for the 1999 ESOP and 198,000 equity shares for the 1999 ASOP, respectively. The Option Plans also permit the board of directors to reserve additional warrants under either plan to be issued to eligible parties on such terms and conditions as may then be decided by the board at its absolute discretion.

        The Company has elected to use the intrinsic value method of APB Opinion No. 25 to account for its stock-based compensation plans regarding options awarded to officers, employees, retainers in full time service of the Company and non-employee directors for their services as directors, and the fair value method specified in SFAS 123 in respect of the options awarded to associates of the Company. Management believes that the exercise prices approximate or exceed the fair market value of the Company's equity shares on grant dates prior to June 2000 based on transactions in the Company's equity shares with unrelated parties and its IPO price, adjusted for illiquidity as the underlying equity shares were neither traded in India nor available to be sold on NASDAQ.

        During the year ended March 31, 2003 the company has recognized a compensation cost of U.S.$ 403, in respect of stock options granted to associates of the company in accordance with SFAS 123.

        Activity in the warrants available to be granted under the 1999 ESOP is as follows:

	Shares available to be granted as options
	Years ended March 31,
Employee Stock Option Plan 1999:	2001	2002	2003
Shares available to be granted, beginning of year	57,700	10,900	5,350
Equity shares allocated for grant under the plan	—	—	—
Forfeited	19,200	13,450	12,900
Options granted	(66,000)	(19,000)	—

Shares available to be granted, end of year	10,900	5,350	18,250

        Activity in the warrants of the 1999 ESOP for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Years ended March 31,
	2001				2002				2003
	Shares arising out of options	Weighted average exercise price			Shares arising out of options	Weighted average exercise price			Shares arising out of options	Weighted average exercise price
Outstanding at the beginning of the year	222,300	U.S.$	6.73	Rs 293	269,100	U.S.$	7.17	Rs 336	274,650	U.S.$	6.52	Rs 318
Granted	66,000	U.S.$	10.36	Rs 476	19,000	U.S.$	2.25	Rs 108	—		—	—
Forfeited	(19,200)	U.S.$	7.66	Rs 352	(13,450)	U.S.$	7.75	Rs 371	(12,900)	U.S.$	10.84	Rs 524

Outstanding at the end of the year	269,100	U.S.$	7.17	Rs 336	274,650	U.S.$	6.52	Rs 318	261,750	U.S.$	6.49	Rs 308

        Activity in the warrants available to be granted under the 1999 ASOP is as follows:

	Shares available to be granted as options Years ended March 31,
Associate Stock Option Plan 1999:	2001	2002	2003
Shares available to be granted, beginning of year	124,400	132,900	137,650
Forfeited	8,500	5,750	—
Options granted	—	(1,000)	(28,000)

Shares available to be granted, end of year	132,900	137,650	109,650

        Activity in the warrants of the 1999 ASOP for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Year ended March 31,
	2001				2002				2003
	Shares arising out of options	Weighted average exercise price			Shares arising out of options	Weighted average exercise price			Shares arising out of options	Weighted average exercise price
Outstanding at the beginning of the year	73,600	U.S.$	11.73	Rs 511	65,100	U.S.$	12.12	Rs 568	60,350	U.S.$	12.32	Rs 601
Granted	—		—	—	1,000	U.S.$	2.25	Rs 108	28,000	U.S.$	2.26	Rs 109
Forfeited	(8,500)	U.S.$	1.63	Rs 75	(5,750)	U.S.$	2.78	Rs 133	—		—	—

Outstanding at the end of the year	65,100	U.S.$	12.12	Rs 568	60,350	U.S.$	12.32	Rs 601	88,350	U.S.$	9.38	Rs 446

  2000 and 2002 Stock Option Plans

        In February 2000, and January 2002 the Company's board of directors approved the 2000 Stock Option Plan ("2000 plan") and 2002 Stock Option Plan ("2002 plan") respectively, which provide for the grant of incentive stock options and non-statutory stock options to the Company's employees. All options under these plans are exercisable for the ADSs of the Company. Necessary approvals from the regulators in India have been obtained and the Company expects to make appropriate filings with the SEC prior to the first vesting date. The 2000 and 2002 plans will be accounted for using the intrinsic value method of APB Opinion No. 25. Unless terminated sooner, these plans will terminate automatically in February 2010 and January 2012 respectively. A total of 80,000 and 280,000 of the Company's equity shares are currently reserved for issuance pursuant to 2000 and 2002 plan, respectively.

        There have been no grants made under the 2000 plan.

        Activity in the warrants available to be granted under the 2002 plan is as follows:

	Shares available to be granted as options Years ended March 31,
	2002	2003
ADR linked Employee Stock Option Plan 2002:
Shares available to be granted, beginning of year	—	280,000
Equity shares allocated for grant under the plan	280,000	—
Options granted	—	(220,500)

Shares available to be granted, end of year	280,000	59,500

        Activity in the warrants of the 2002 plan for the year ended March 31, 2003 is as follows:

	Year ended March 31, 2003
	Shares arising out of options	Weighted average exercise price
Outstanding at the beginning of the year	—		—	—
Granted	220,500	U.S.$	2.26	Rs 109

Outstanding at the end of the year	220,500	U.S.$	2.30	Rs 109

        The Company has adopted the pro forma disclosure provisions of SFAS No. 123 and SFAS No. 148 for the aforementioned plans. Had compensation cost for the Company's stock-based compensation plans been determined in a manner consistent with the fair value approach described in

SFAS No. 123, the Company's net loss and basic loss per share as reported would have been reduced to the pro forma amounts indicated below:

	Years ended March 31,
	2001		2002		2003
Net Loss As reported	U.S.$	(6,364,516)	U.S.$	(14,765,006)	U.S.$	(18,981,150)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards		(181,510)		(224,745)		(257,166)
Adjusted pro forma	U.S.$	(6,546,026)	U.S.$	(14,989,751)	U.S.$	(19,238,316)
Loss per share—basic and diluted As reported	U.S.$	(0.52)	U.S.$	(1.15)	U.S.$	(1.48)
Adjusted pro forma	U.S.$	(0.53)	U.S.$	(1.17)	U.S.$	(1.50)

        The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2001	2002	2003
Dividend yield	0%	0%	0%
Expected life	4 years	4 years	4 Years
Risk free interest rates	9.75%	8%	5.75%
Volatility	115.6%	99.32%	118.59%

        The following table summarizes information about stock options outstanding as at March 31, 2003:

	Options Outstanding
Range of Exercise Price	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average Exercise price
U.S.$ 1.58-2.39	389,250	2.18 years	U.S.$	2.09	Rs 99
U.S.$ 5.92-8.57	9,550	1.73 years	U.S.$	6.19	Rs 294
U.S.$ 9.01-12.15	103,100	1.08 years	U.S.$	9.88	Rs 469
U.S.$ 12.47-18.42	64,900	0.88 years	U.S.$	16.20	Rs 770
U.S.$ 18.76-22.88	3,800	1.11 years	U.S.$	21.52	Rs 1,022

  ValuCom Stock Option Plans

        Prior to its acquisition, on April 1, 2000, ValuCom adopted the Value Communications Corporation 2000 Stock Incentive Compensation Plan as a means of encouraging stock ownership by its employees, officers, directors and advisors. Under terms of this plan, non-qualified options to purchase up to 300,000 shares of common stock of ValuCom were reserved for issuance, were generally granted at not less than fair market value, became exercisable generally over four years and generally expired seven years from the date of grant.

        On the date of ValuCom's acquisition, the Company contractually agreed to replace the existing employee stock options of ValuCom employees with the Company's options once the Company obtained approvals necessary to establish a stock option plan in the U.S. Each outstanding ValuCom option shall thereafter immediately be exchanged for or converted into an option to acquire the

Company's shares under such stock option plan, on terms and conditions which are in all material respects similar to the terms and conditions applicable to the outstanding ValuCom options. In addition, on the conversion date, the Company may, at its option, pay to vested ValuCom option holders a lump-sum cash payment equal to the greater of the difference, if any, between $3.00 or the Company's current market price and the exercise price for each vested ValuCom option.

        As of March 31, 2002, under the terms of the agreement, the Company agreed to pay employees the cash value of their vested options as of that date. The value of the options was calculated pursuant to a formula included in the stock purchase agreement. An amount of U.S.$ 133,000 was recorded as of that date and included in goodwill. During the year ended March 31, 2003, an aggregate of U.S.$ 176,299 was paid to employees and U.S.$ 43,299 was recorded as a compensation expense.

18.   Loss per share

        A reconciliation of the numerators and denominators used in the computation of the basic and diluted per equity share has not been provided, since 177,813, 61,114 and 29,145 stock options outstanding as on March 31, 2001, 2002 and 2003 respectively, which can potentially dilute basic EPS in the future were anti dilutive in those years.

19.   Commitments and contingencies

  Litigation

        On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters in the Company's June 2000 initial public offering (the "IPO") and listing of ADSs were named as defendants in the legal action of Khanna v. Rediff.com India Ltd. et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs in Khanna allege that the Company's registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended ("Securities Act"), the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act") and SEC Rule 10b-5. The plaintiff class in this lawsuit has been defined as all persons who purchased American Depositary Shares ("ADSs") from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against the Company and the other defendants setting forth substantially the same allegations.

        On May 11, 2001, the Company received from the firms that served as underwriters in the IPO a demand for indemnification of the underwriters' legal fees and liabilities. The Company's board of directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers liability insurance, or D&O Policy, providing coverage against federal securities law claims. The D&O Policy includes coverage cost of defending the class action lawsuits, indemnification liabilities to its officers and directors, and indemnification liabilities to its underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. Based on the noon buying rate at March 31, 2003, the face amount of the D&O Policy is approximately U.S.$ 18.8 million. The proceeds of the D&O Policy available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately U.S.$ 234,000 (based on the noon buying rate at March 31, 2003), which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company. During the year ended March 31, 2002, the Company recorded a recoverable from the Insurance carrier of U.S.$ 67,955 paid by the Company towards legal fees in excess of the self-insured retention for this case. The insurance carriers have informed the Company that this amount would be paid on the settlement of the cases. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. The Company has been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

        On June 5, 2001, twenty-four companies, including the Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the lawsuit of Shives v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named, as defendants in this lawsuit were four of the Company's officers and directors. The plaintiffs in Shives allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, and the Securities Act of 1933, as amended against the underwriter defendants. The plaintiffs further allege that the defendants, including the Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and Exchange Act of 1933 by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings.

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

        In connection with the Company's acquisition of India Abroad in April 2001, the Company has been advised by a holdout shareholder that he believes his shares in India Abroad are worth approximately U.S.$ 1.2 million. The Company disputes this assertion and has offered the claimant approximately U.S.$ 50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the Company if the matter is not resolved. The Company believes that the outcome will have no impact on the Company's financial position, results of operations or cash flows.

        Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which purportedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that the Company was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because the Company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company's directors. The warrants as against two of the Company's directors were promptly cancelled and the warrant against one director was stayed. The Company is continuing to investigate the underlying facts of the complaint. The directors have presently been exempted from personal appearance. The directors are filing an application for discharge of the complaint before the Magistrate.

        The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE OF
VALUATION AND QUALIFYING ACCOUNTS

To the Board of Directors
Rediff.com India Limited

        We have audited the consolidated financial statements of Rediff.com India Limited as of March 31, 2003 and 2002 and for each of the years in the three year period ended March 31, 2003 and have issued our report thereon dated June 24, 2003 (included elsewhere in the Annual Report on Form 20-F), which report expresses an unqualified opinion. Our audits also included the accompanying Schedule of Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte Haskins & Sells
Mumbai, India
Dated: June 24, 2003

Schedule of Valuation and Qualifying Accounts

Allowance for trade accounts receivables

Description	Balance at Beginning of Period		Acquired on Acquisition		Charged to cost and expenses		Write offs		Balance at end of period
Fiscal 2003	U.S.$	841,160		—	U.S.$	213,588	U.S.$	(20,388)	U.S.$	1,034,360
Fiscal 2002	U.S.$	443,343	U.S.$	40,000	U.S.$	357,817		—	U.S.$	841,160

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED
By:	/s/ AJIT BALAKRISHNAN Name: Ajit Balakrishnan Title: Chairman and Managing Director

Place: New York
Date: September 2, 2003

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED
By:	/s/ RICK FILIPPELLI Name: Rick Filippelli Title: Chief Financial Officer

Place: New York
Date: September 2, 2003

QuickLinks

TABLE OF CONTENTS
CROSS REFERENCE SHEET
PART I
PART II
PART III
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
FORWARD-LOOKING STATEMENTS
EXCHANGE RATES
SELECTED CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Related to our Business
Risks Related to Investments in Indian Companies
Risks Related to the Internet Market
Risks Related to the Internet
Risks Related to the ADSs and Our Trading Market
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
RELATED PARTY TRANSACTIONS
EXCHANGE CONTROLS
TRADING MARKET
RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
PRINCIPAL SHAREHOLDERS
TAXATION
USE OF PROCEEDS
CONTROLS AND PROCEDURES
PRESENTATION OF FINANCIAL INFORMATION
ADDITIONAL INFORMATION
EXHIBIT INDEX
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
Report of Independent Auditors
REDIFF.COM INDIA LIMITED CONSOLIDATED BALANCE SHEETS As of March 31, 2002 and 2003
REDIFF.COM INDIA LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS For each of the years ended March 31, 2001, 2002 and 2003
REDIFF.COM INDIA LIMITED
STATEMENTS OF SHAREHOLDERS' EQUITY For each of the years ended March 31, 2001, 2002 and 2003
REDIFF.COM INDIA LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS For each of the years ended March 31, 2001, 2002 and 2003
REDIFF.COM INDIA LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
Schedule of Valuation and Qualifying Accounts
SIGNATURE
SIGNATURE