Form 20-F
period 2004-03-31
REDIFF COM INDIA LTD
filed 2004-09-29
CIK 1103783

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 20-F


                                  (Mark One)
      [ ] Registration statement pursuant to Section 12(b) or (g) of the
                        Securities Exchange Act of 1934

      [X] Annual report pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934

                   For the fiscal year ended March 31, 2004
      [ ] Transition Report pursuant to Section 13 or 15(d) of the Securities
                             Exchange Act of 1934

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


                         Mahalaxmi Engineering Estate
                       1st Floor, L. J. First Cross Road
                                 Mahim (West)
                            Mumbai - 400016, India
                               +91-22-2444-9144
                   (Address of principal executive offices)


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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 12,827,425 equity shares.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes [X]           No [  ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 [  ]      Item 18 [X]

                               TABLE OF CONTENTS

                                                                          Page


Cross Reference Sheet ...................................................... 1
Currency of Presentation and Certain Defined Terms ......................... 3
Forward-Looking Statements ................................................. 3
Exchange Rates ............................................................. 5
Selected Consolidated Financial Data ....................................... 6
Risk Factors ............................................................... 7
Business ...................................................................
      Overview .............................................................24
      Our Markets ..........................................................25
      Our Opportunity.......................................................25
      Strategy .............................................................26
      Our Product and Service Offerings ....................................27
      Infrastructure........................................................32
      Competition...........................................................35
      Intellectual Property.................................................35
      Facilities............................................................36
      Legal Proceedings ....................................................37
      Government Regulation.................................................39
      Ownership of Foreign Securities.......................................41
Management's Discussion and Analysis of Financial Condition
  and Results of Operations ................................................42
Management .................................................................56
Related Party Transactions..................................................63
Exchange Controls ..........................................................64
Trading Market .............................................................66
Restriction on Foreign Ownership of Indian Securities ......................67
Principal Shareholders .....................................................70
Taxation ...................................................................73
Use of Proceeds ............................................................79
Controls and Procedures ....................................................80
Principal Accountant fees and services......................................80
Presentation of Financial Information ......................................81
Additional Information .....................................................81
Exhibit Index ............................................................ E-1
Index to U.S. GAAP Financial Statements ...................................F-1

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

Item 6.  Directors, Senior Management and Employees

         See "Management".

Item 7.  Major Shareholders and Related Party Transactions.

         See "Principal Shareholders" and "Related Party Transactions".

Item 8.  Financial Information

         See the Report of Independent Registered Public Accounting firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal year ended March 31, 2004 and Report of Independent Registered Public Accounting firm for Rediff Holdings Inc for the fiscal year ended March 31, 2003. Also see "Business--Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 9.  The Offer and Listing

         See "Trading Market".

Item 10. Additional Information

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Exchange Controls", "Restriction on Foreign Ownership of Indian Securities", "Taxation" and "Additional Information".

Item 11. Quantitative and Qualitative Disclosures About Market Risk

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Market Risks".

Item 12. Description of Securities Other than Equity Securities

         Not applicable.


                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         See "Use of Proceeds".

Item 15. Controls and Procedures

         See "Controls and Procedures".

Item 16.

         A. Independent Audit Committee Financial expert - See "Management"

         B. Code of Ethics - See "Management"

         C. Principal Accountant Fees and Services - See "Principal Accountant Fees and Services"

         D. Exemptions from the Listing Standards for Audit Committees

            Not applicable

         E. Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers

            Not applicable


                                   PART III

Item 17. Financial Statements

         Not applicable.

Item 18. Financial Statements

         See the Report of Independent Registered Public Accounting firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal year ended March 31, 2004 and Report of Independent Registered Public Accounting firm for Rediff Holdings Inc for the fiscal year ended March 31, 2003.

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

         Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled "Exchange Rates", or at all. Except as otherwise stated in this annual report and for information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the noon buying rate, in the City of New York, on March 31, 2004, for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.43.40 per US$1.00.

                          FORWARD-LOOKING STATEMENTS

         We have included statements in this annual report which contain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements", within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

     o    our goals and strategies;

     o our recently acquired businesses and other acquisitions, investments and divestments;

     o    the importance and expected growth of Internet technology;

     o    the pace of change in the Internet market;

     o    the demand for Internet services; and

     o    advertising demand and revenues.

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

         In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the Rupee, foreign exchange rates, equity prices or other rates or prices and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed with the U.S. Securities and Exchange Commission (the "SEC"), from time to time. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

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

         The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York:


Fiscal Year Ended March 31,          Period End (1)     Average (1)(2)          High             Low
                                     --------------     --------------        -------        -----------


2000                                      Rs.43.65           Rs.43.46        Rs.43.75        Rs.  42.50
2001                                         46.85              45.88           47.47             43.68
2002                                         48.83              47.80           48.91             46.58
2003                                         47.53              48.36           49.07             47.53
2004                                         43.40              45.78           47.46             43.40


         The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

                 Month                         High              Low
                                               ----             ------

                 March 2004                    45.32            43.40
                 April 2004                    44.14            43.40
                 May 2004                      45.57            44.55
                 June 2004                     46.21            44.94
                 July 2004                     46.45            45.66
                 August 2004                   46.40            46.21

-----------------------

(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.

On September 23, 2004, the noon buying rate in the city of New York was Rs. 45.87.

                     SELECTED CONSOLIDATED FINANCIAL DATA

         Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2003 and 2004 and the selected statement of operations data for the fiscal years ended March 31, 2002, 2003 and 2004 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, independent auditors. The selected balance sheet data set forth below as of March 31, 2000, 2001 and 2002 and the selected statement of operations data for the fiscal years ended March 31, 2000 and 2001 are derived from U.S. GAAP financial statements which are not included in this annual report.*


                                                                  Fiscal Years Ended March 31,
                                           -------------------------------------------------------------------------------
                                              2000            2001             2002            2003               2004
                                           ----------     -------------   ------------     ------------        -----------
                                                             (In thousands, except per share data)


Statement of Operations data:
Revenues..........................           US$1,906         US$5,233         US$7,859         US$8,572         US$9,446
Cost of goods sold................                392              147                -                -                -
Cost of revenues..................                561            2,155            5,098            5,560            4,738
Gross profit......................                954            2,931            2,761            3,012            4,708
Operating expenses................              7,869           14,837           20,938           14,903            7,927
Loss from continuing operations...             (6,915)          (6,360)         (16,101)         (12,177)          (3,349)
Profit/(Loss) from discontinuing
operations........................                  -               (5)           1,336           (6,804)          (2,371)
Net loss..........................          US$(6,666)       US$(6,365)      US$(14,765)      US$(18,981)       US$(5,720)
Loss per equity share (from
continuing operations) - basic and
diluted...........................          US$(0.79)        US$(0.51)        US$(1.25)        US$(0.95)        US$(0.26)
Loss per equity share - basic and
diluted...........................          US$(0.76)        US$(0.52)        US$(1.15)        US$(1.48)        US$(0.45)
Weighted average number of equity
shares - basic and diluted........             8,765           12,253           12,795           12,795           12,800


                                                                       As of March 31,
                                           --------------------------------------------------------------------------------
                                               2000            2001             2002             2003             2004
                                           -----------     -----------     -------------      -----------      ------------
                                                                         (In thousands)
Balance Sheet Data:
Cash and cash equivalents.........          US$11,576        US$47,654        US$26,520        US$14,384        US$11,639
Working capital...................             10,522           43,507           22,412           13,238           11,468
Total assets......................             16,062           67,497           52,250           30,332           24,868
Total shareholders' equity........             12,722           60,249           44,004           25,541           21,027


---------------

* The selected financial data set forth below should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the financial statements and the notes to those statements included elsewhere in this annual report.


                                 RISK FACTORS


         An investment in our ADSs involves a high degree of risk. You should carefully consider the following information about risks, together with the other information contained in this annual report on Form 20-F, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the circumstances or events described below actually arises or occurs, our business, results of operations and financial condition would likely suffer. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. This annual report also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this annual report.

                         Risks Related to our Business

Pending and potential litigation against us could have a material adverse effect on our business and operating results and lower the market price of our ADSs.

         On April 16, 2001, four of our officers and directors, including Ajit Balakrishnan, its Chairman and Managing Director, a group of investment banks that acted as underwriters in our June 2000 initial public offering (the "IPO") and listing of ADSs and we were named as defendants in Khanna v. Rediff.com India Ltd. et al., (the "Khanna Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. The plaintiffs allege that our registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended (the "Securities Act"), the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 of the Exchange Act. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against us and the other defendants setting forth substantially the same allegations. All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York. On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our board of directors resolved to indemnify our officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors & Officers liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate at March 31, 2004, the face amount of the D&O Policy is approximately US$20.6 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses incurred in the course of our defense and the defense of the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately US$259,000 (based on the noon buying rate at March 31, 2004), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention. On June 5, 2001, twenty-four companies, including us, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of Shives et al. v. Bank of America Securities, LLC et al., (the "Shives Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors, including Ajit Balakrishnan. The plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. The plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended, and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including us and certain of our officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the Complaint defines a "Rediff.com Sub-Class" consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other similar cases filed against other issuers who had IPOs in 2000 and 2001.

         On November 24, 2003, plaintiffs' counsel in the Khanna action and Shives action filed a Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from Khanna action and Shives action. On January 30, 2004, we and our officers and directors filed a motion to dismiss the Consolidated Complaint. The underwriter defendants filed a separate motion to dismiss. The motions are currently being briefed by the parties.

         On June 21, 2000, we and our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony
Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000, the "Complaint"), filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offense under Section 292 of the Indian Penal Code, 1860, as amended, or IPC, for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition, or Writ Petition, was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000) seeking, among other things, relief setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of the Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the Complaint, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines.

         A complaint was filed by the Indian Music Industry ("IMI"), a society representing various music companies in Magistrate's Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music, which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors have filed an application for discharge of the complaint before the Magistrate. Although our directors believe they have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

         All of the foregoing actions require management time and cost. In addition, we can give no assurances that we will be successful in our defense of such actions. If any of our directors are subject to criminal penalties, we may be deprived of their services as a director.

         We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.

         For additional information regarding pending litigation filed against us, please see the section of this annual report entitled "Business--Legal Proceedings".

A slowdown in the Indian and the U.S. economies and in certain sectors could adversely affect our business, operating results and financial condition.

         We are dependent on the health of the Indian and the U.S. economies. A slowdown in the United States and Indian economies or sectors in which our clients are based, including the Internet and technology-based sectors, or an overall reduction in consumer and business spending, could have a materially adverse impact on our business and our prospects. A significant portion of our revenues are derived from retail customers and from companies that operate in various sectors, including the Internet and technology-based sectors as well as insurance, financial services, banking and consumer goods sectors. Many of these sectors could experience slowdown in growth. As a result, advertisers may reduce advertising expenditures or may not spend as much money on online and offline advertising as anticipated. A prolonged or material decline in Internet advertising expenditure will have a material adverse effect on our operating results. Further, a slowdown in the Indian and U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.

We may not benefit from our acquisitions and investments and our acquired businesses could increase our net losses.

         We have made several strategic acquisitions and investments in order to penetrate new markets, generate additional revenue streams and provide value-added services to our users. We may, if an opportunity arises, acquire or invest in products, technologies or companies in the future. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Such transactions are accompanied by a number of risks, including:

          o the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;

          o the difficulty of assimilating the operations, third-party relationships and personnel of the acquired companies with our operations;

          o the potential disruption of our ongoing business and distraction of management during the acquisition;

          o the difficulty of incorporating acquired technology, software or content into our products, and unanticipated expenses related to such integration;

          o the impairment of relationships with employees and customers as a result of any integration of new management personnel;

          o the potential unknown liabilities associated with acquired businesses; and

          o unfavorable changes in accounting rules and guidelines relating to our acquisitions.

         Any or all of our future acquisitions may face similar risks and we may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.

We have a history of losses. We expect to continue to incur losses and we may not achieve or maintain profitability.

         We have incurred significant net losses and negative cash flows from operations since our inception in January 1996, including a net loss of approximately US$5.7 million for the fiscal year ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of approximately US$54.4 million. We expect to continue to have net losses and negative operating cash flows for the foreseeable future. We expect to increase our spending as we continue to expand our services, advertise and promote our brand, and invest in the expansion of our infrastructure and sales and marketing staff. We have incurred and in the future will incur expenses in connection with acquisitions and investments. Accordingly, we will need to generate significant additional revenues, while controlling our expenses, to achieve profitability. We may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will ever achieve or sustain profitability or that our history of operating losses will not continue in the future. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.

Intense competition in our businesses could prevent us from achieving or sustaining profitability.

         Our businesses compete in various sectors including Indian and foreign online content and services providers, and traditional print and television media companies. Many of our competitors have a longer operating history, greater name recognition and customer base, and greater management, financial, technical, marketing, sales, brand, and other resources than we do. They can use their superior experience and resources in a variety of competitive ways, including by investing more aggressively in research and development, creating superior content, making acquisitions, and competing more aggressively for advertisers. There has also been a trend toward industry consolidation so our smaller competitors today may become larger in the future. If our competitors are more successful than we are at generating visitors and website traffic due to superior content and other service offerings, our revenues may decline.

         In addition to Internet companies, we face competition from other companies that offer traditional media advertising opportunities, including print and television companies. Most large advertisers have set advertising budgets, a small portion of which is allocated to Internet advertising. For the near future, we expect that large advertisers will continue to focus their advertising efforts on traditional media. If we fail to convince these companies to spend a larger portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on Internet advertising, our operating results may decline.

         Competition for visitors, customers, subscribers, advertisers and e-commerce partners is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market. Furthermore, it is difficult to predict which online advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues.

         Our revenues could be adversely affected if we are unable to adapt to new forms of pricing for the services and products we offer. Increased competition may result in:

          o    loss of visitors and website traffic;

          o    loss of advertisers;

          o    reduced operating margins;

          o    loss of market share; and

          o    diminished value in our services.

         Any one of these factors could materially and adversely affect our business, financial condition and operating results.

Our quarterly operating results may fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause the price of our ADSs to decline.

         Our quarterly results may fluctuate significantly in the future based on a variety of factors. These factors could affect our long-term performance. Some of these factors include:

          o    increased competition;

          o changes in pricing policies or our product and service offerings;

          o increase in personnel, marketing and other operating expenses to support our anticipated growth;

          o our ability to attract new users and retain existing users at reasonable costs;

          o our ability to adequately maintain, upgrade and develop our portal, our computer network and the systems that we use to process customer orders and payments;

          o the timing of our expansion plans in India and other geographic markets;

          o    seasonality in retail sales;

          o technical difficulties, system or website downtime or Internet service disruptions ; and

          o    entry into new businesses requiring substantial investments.

         Our operating results could be volatile and difficult to predict. As a result, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that our operating results in any future quarter could be below the expectations of investors generally and any published reports or analyses of our Company. In that event, the market price of our ADSs may decline, perhaps substantially.

The loss of one or more significant advertisers could adversely affect our revenues.

         We derive a considerable portion of our revenues from certain key advertisers. Our top ten advertisers accounted for 58% of our India Online advertising revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering of our systems.

         Our online businesses rely heavily on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure, such as telephone lines leased from service providers. The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation, and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include:

          o system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events;

          o software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems;

          o security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information; and

          o    terrorist acts.

         We have limited backup systems and redundancy. The failure of these backup systems could lead to the disruption of our services and the loss of important data. We have suffered temporary service outages in the past from time to time that have resulted in a disruption of our services. Future disruptions or the occurrence of any of the foregoing factors may result in users being temporarily unable to access our content, community and e-commerce offerings. Any sustained disruption will reduce the number of visitors to our website and have a material adverse impact on the revenues from e-commerce transactions handled through our website. Such disruptions could also reduce the number of advertisers on our site and materially affect our operating results, which may lead to a decline in the market price of our ADSs.

         We seek to protect our computer systems and network infrastructure from physical break-ins, as well as security breaches and other disruptive problems. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. There can be no assurance that these security measures will be successful. If someone penetrates our network security or otherwise misappropriates sensitive data about our users, we could be subject to liability. These liabilities could include fraud claims and other claims for misuses of personal information, such as unauthorized marketing purposes. These claims could result in litigation and could have a material adverse effect on our business, results of operations and financial condition.

         We do not carry material business interruption insurance to protect us in the event of a catastrophe, even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also adversely affect our business.

Our business and growth will be impaired if we are unable to retain our existing key personnel and hire additional skilled employees.

         We are dependent on certain key members of our management team. In particular, our success depends upon the continued efforts of our Chairman and Managing Director, Ajit Balakrishnan. We do not carry any key employee insurance. All of our employees are located in India and the United States, and each may voluntarily terminate his or her employment with us. Our planned activities will require additional expertise in sales and marketing, technology and other areas. The labor market for skilled employees is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain existing personnel or identify, hire and successfully integrate additional qualified personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional or replacement qualified personnel, could impair the growth of our business.

We are highly dependent on our agreements with cellular service providers for service delivery and fee collection.

         Our mobile services, including wireless short messaging services, depend mainly on the cooperation of a large number of private and government mobile phone operators who have the necessary licenses to provide cellular services to consumers across various states/cities in India. We rely on all of these mobile phone operators to provide network and gateway for our wireless short messaging services. We also utilize their billing systems to collect service fees from customers. If any or all of these cellular service providers encounter technical problems, or if they refuse to cooperate with us, our ability to provide mobile services may cease or be severely disrupted, which may have a significant and adverse impact on our future operating results.

We rely on increased sales of, and high renewal rates for, our subscription and fee based products and services.

         A substantial part of our online revenue growth for the fiscal year ended March 31, 2004 was from our fee-based Internet services consisting primarily of paid e-mail service, subscription service and wireless short messaging service in India. We are deriving an increased portion of our revenues from these services. If not enough users adopt and use our fee-based Internet services, our growth may be adversely affected.

Potential liability for information we publish may require us to defend against legal claims, which may cause significant operational expenditures.

         We may be subject to claims for defamation, libel, copyright or trademark infringement or other legal actions relating to the information we publish. These types of claims have been brought, sometimes successfully, against news and opinion publishing businesses in the past. We could also be subject to claims based upon the content that is accessible from our website through links to other websites. Our insurance coverage may not adequately protect us against these claims. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, liability claims, whether or not successful, could seriously damage our reputation and business.

Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers.

         We collect personal data from our user base in order to understand better our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or e-mail address, with third-party databases to generate comprehensive demographic profiles for individual users. However, if we are unable to construct demographic profiles for Internet users because users refuse to give consent, we will be less attractive to advertisers and our business may suffer.

We may not be able to grow our business if online advertising in our markets does not expand.

         Our business strategy depends on the anticipated growth of online advertising in our markets and the growth of our revenues depends on increased revenues generated by advertising. We anticipate that a high portion of our future revenues will be derived from hosting advertising space on our website. Online advertising is an unproven business and our ability to generate and maintain significant advertising revenues will depend on:

          o our ability to attract advertisers at profitable rates in light of intense competition;

          o our ability to generate and continue to grow a large community of users with demographics attractive to advertisers;

          o advertisers' acceptance of the Internet as an effective and sustainable medium;

          o our ability to contract with a diverse group of advertisers that will generate attractive traffic patterns and user demographics;

          o the effectiveness of our advertising delivery, tracking and reporting systems; and

          o    our ability to adapt to new forms of Internet advertising.

         Different pricing models are used to sell online advertising, and it is difficult to predict which, if any, of the models will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. A reduction in traffic on our website may cause new advertisers not to enter into contracts with us and could cause existing advertisers not to renew their contractual arrangements with us, each of which, in turn, would reduce our potential advertising revenues. Additionally, any development of Internet software that blocks advertisements before they appear on a user's screen may hinder the growth of online advertising and could materially and adversely affect our ability to grow our online advertising and our business. Also, a slowdown in economic growth, and in particular a slowdown in the growth of companies that advertise on the Internet, may result in a reduction in our advertising revenues.

         Our contracts with advertising customers do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Additionally, our contracts with advertising customers often are limited to a specific project and not any future work. There are also a number of factors other than our performance, and not within our control, that could cause the loss of advertising customers. Early termination of material contracts or non-renewal of an expired material contract could have a material adverse effect on our business and on our future financial performance.

We may not be able to manage our operations effectively if we grow, which could harm our business.

         We anticipate expansion of our business in India as we address growth in our customer base and market opportunities. In order to manage the expected growth of our operations and personnel, we will be required to improve existing and implement new operational and financial systems, procedures and controls, and to expand, train and manage our employee base. Further, our management will be required to maintain and expand our relationships with various other partners, mobile phone operators, Internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations.

Currency exchange rate fluctuations may adversely impact our operating results and financial condition.

         The exchange rate between the Indian Rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the period from the fiscal year ended March 31, 1997 to the fiscal year ended March 31, 2004, the value of the Indian Rupee against the U.S. dollar declined by approximately 21% from Rs.35.9 to Rs.43.4 per U.S. dollar. Because a substantial portion of our cash and cash equivalents is currently held in Indian Rupees, devaluation or further depreciation of the value of the Indian Rupee will adversely affect the value of our cash reserves in foreign currency terms. In addition, our market valuation could be materially adversely affected by the devaluation of the Indian Rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and operating results. We expect that a substantial portion of our revenues will continue to be generated in U.S. dollars from our U.S.-based operations for the foreseeable future and that a significant portion of our expenses, including personnel costs, will continue to be denominated in Indian Rupees. Consequently, the results of our operations may be adversely affected by currency fluctuations.

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

If we are unable to successfully seize upon new business opportunities, our growth may be adversely affected.

         New technologies are giving rise to new business opportunities, such as in gaming and paid search. We believe that much of our future growth will depend on our ability to seize upon these opportunities and successfully launch new products and services. If we are unable to do so, our future growth and financial performance could be adversely affected.

A small group of our existing shareholders control our company and may have interests which conflict with those of our other shareholders or owners of our ADSs.

         As of March 31, 2004, our seven largest shareholders beneficially owned an aggregate of approximately 76.6% of our equity shares. As a result, such shareholders acting collectively are able to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. In case of a special resolution, approval of three-fourths of the shareholders present and voting is required. Examples of actions that require a special resolution include:

          o    amending our Articles of Association;

          o issuing additional shares of capital stock, except for pro rata issuance to existing shareholders;

          o    commencing any new line of business; and

          o    commencing a liquidation.

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

         Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as the laws of the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly and may not ultimately prove successful.

         We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all. For additional information regarding our intellectual property rights, please see the section in this annual report entitled "Business--Intellectual Property".

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

         It is uncertain whether or not we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current or future taxable years. PFIC status is a factual determination that is based on the composition of our income and the value of our assets during each year. Valuation of our assets, including goodwill, is based on the market price of the ADSs, which is subject to change from time to time. If we are a PFIC, U.S. holders of ADSs may incur significantly increased U.S. income tax costs on the sale or disposition of ADSs and on the receipt of distributions on ADSs to the extent such distributions are treated as "excess distributions" under the U.S. income tax rules. Please also see the section in this annual report entitled "Taxation--United States Federal Tax--Passive Foreign Investment Company Rules".

The high cost of accessing the Internet in India limits our pool of potential customers and the growth of our business.

         Our growth is limited by the high cost of obtaining hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, much of India's population will not be able to afford to use our services. The failure of a significant number of additional Indians to obtain affordable access to the Internet would make it difficult to execute our business strategy.

The limited installed personal computer base in India limits our pool of potential customers and restricts the growth of our business.

         The market penetration of, or access to, personal computers, or PCs, and the Internet in India is far lower than in the United States. According to Internet Service Providers' Association of India, in March 2004 India had approximately 4.5 million Internet connections compared to a total population in India of more than 1 billion. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

The success of technological infrastructure and consumer base for our products and services depends on the acceptance of the Internet in India, which may be slowed by high bandwidth cost, and other technical obstacles in India.

         The growth of our India Online business is highly dependent on the growth in the number of PCs in use, and the penetration rates of broadband and Internet use and mobile phones.

         The growth of the telecom and cellular industry in India will be a significant factor in facilitating our growth. As with many developing nations, the fixed line telecommunications infrastructure in India is not fully developed. Although this industry has been opened for private sector participation, service levels remains inferior to service levels in most developed countries. Further, telephone penetration rates, measured by the number of telephone lines per one thousand persons in India, is low when compared to most developed countries. Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Prices for bandwidth capacity have remained high, as compared to the United States, due to, among other things, capacity constraints. Further, limitations in network architecture in India sometimes limit Internet connection speeds to 28 Kbps or less, which are less than the 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on direct satellite link, digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers and reduce our desirability to online advertisers.

         In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, the broadband penetration rates in India is very low compared to other developed countries. As per the Telecom Regulatory Authority of India (TRAI) Report, India currently has 0.4 internet connections and 0.02 broadband connections per 100 persons, while South Korea and the People's Republic of China have 26 and 2.5 internet connections, and 25 and
1.4 broadband connections per 100 persons, respectively. If the broadband and telecom industry in India fails to register significant growth as has been experienced by other developed countries, our growth may also be affected.

The success of our e-commerce business depends on its acceptance and growth in India, which is uncertain.

         Many of our existing and proposed products and services are designed to facilitate e-commerce in India, although there is very little e-commerce currently being conducted in India. Demand and market acceptance for these products and services by consumers is highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into through the Internet and the validity of digital signatures, are governed in India by the Information Technology Act, 2000 (the "IT Act"). In addition, many Indian businesses have deferred deploying e-commerce initiatives for a number of reasons, including the existence or perception of, among other things:

          o    inconsistent quality of service;

          o    lack of legal infrastructure relating to e-commerce in India;

          o lack of security of commercial data such as credit card numbers; and

          o    low number of Internet users in India.

         If usage of the Internet and e-commerce in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to achieve significant growth of our e-commerce products and services. Also, a slowdown in economic growth in India may result in an overall reduction in consumer and business spending, which will adversely affect our e-commerce services revenues.

We may be liable to third parties for information retrieved from our website.

         We could be exposed to liability for the selection of listings that may be accessible through our portal or through content and materials that we develop or that our users may post in message boards, chat rooms, or other interactive services. For example, we are a party to a criminal writ petition filed in the High Court of Mumbai, India, which alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. Please see the section in this annual report on "Business - Legal Proceedings" for more information on this litigation. We may also be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we post on our website. We could also become liable if confidential information is disclosed inappropriately on or through our website. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. We offer Internet-based e-mail services, which expose us to potential liabilities or claims resulting from:

          o    unsolicited e-mail;

          o    lost or misdirected e-mail;

          o    illegal or fraudulent use of e-mail; and

          o    interruptions or delays in e-mail service.

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

We may be liable to third parties for the products they purchase online.

         Consumers may sue us if any of the products or services that are offered on our website's marketplace are defective, fail to perform properly or injure the user. Although our agreements with manufacturers and distributors whose products are displayed on our website's marketplace typically contain provisions intended to limit our exposure to such liability claims, these provisions may not be sufficient to limit all of our liability from such claims. Product warranties are the responsibility of those who sell products on our website's marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase. Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay significant damages. Allegations of impropriety, even if unfounded, or poor service provided by manufacturers and distributors on our website's marketplace, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

         In addition, the laws relating to the online sale of goods is not fully developed. The various laws and regulations that cover online sales of products and their interpretation involve a significant degree of uncertainty. For example, we may have to register our business under various laws relating to the sale of goods. Our business, financial condition and operating results may be materially affected if we were required to obtain such registrations.

               Risks Related to Investments in Indian Companies

         We are incorporated in India, and a large part of our assets, business operations and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by social and economic developments in India and the policies of the Government of India, including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls.

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

         Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. We cannot assure you that these liberalization policies will continue in the future. The recently elected Government of India may announce certain policies and take initiatives that may slow the economic liberalization policies that have been pursued by previous governments. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including our business.

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

         Currently there is no public trading market for our equity shares in India or elsewhere, nor can we assure you that we will take steps to develop one or that we will be able to meet applicable listing guidelines or regulations to list our equity shares on a stock exchange in India or elsewhere. Our equity shares are only traded on the Nasdaq Small Cap Market, or Nasdaq, in the form of ADSs. Under current Indian laws and regulations, outstanding equity shares not listed in India may not be deposited into our depositary facility. Thus, if you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market. Further, you will be prohibited from re-depositing such unlisted outstanding equity shares with our Depositary.

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

         Under current Indian regulations and practice, the approval of the Reserve Bank of India, or RBI, is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for a renunciation of rights in favor of a resident of India unless the sale of the outstanding equity shares is made through a recognized stock exchange. Since our outstanding equity shares are unlisted, any such transfer would require the approval of the RBI. Under currency exchange controls that are in effect in India, any such approval granted by the Reserve Bank of India will specify the price at which the equity shares may be transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, shareholders who seek to convert the Rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained on any particular terms or at all.

         If in the future a market for our equity shares is established in India, our equity shares may trade at a discount or premium to the ADSs, in part because of such restrictions.

Our ability to acquire companies organized outside India may depend on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively affect our revenues.

         As part of our business strategy, we may plan to acquire complementary businesses, including businesses based outside of India. For the acquisition of a business based outside India we may be required to obtain approval of the Reserve Bank of India and/or the Government of India. The Government of India has recently issued guidelines permitting acquisitions without approval of companies organized outside India with a transaction value:

          o in cash, up to 100% of the proceeds from an ADS offering or balances in the Exchange Earners Foreign Currency ("EEFC") Account;

          o if in cash (not through balances in an EEFC account or utilization of ADR issues) subject to a cap of 100% of the Indian party's net worth; and

          o if in stock in the form of listed ADRs, the greater of $100 million or 10 times the acquiring company's export earnings in the previous fiscal year and such issue of ADRs is backed by a new issuance of equity shares.

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

         We are incorporated under the laws of the Republic of India and many of our directors and executive officers reside outside of the United States. In addition, a large part of our assets and the assets of many of these persons are located outside of the United States. As a result, you may be unable to:

          o effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

          o enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in U.S. courts, including judgments predicated solely upon the federal securities laws of the United States.

         We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of courts in the United States in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. A judgment of the courts in the United States shall be conclusive as to any matter directly adjudicated between the parties to the suit except if Indian courts were of the opinion that such judgment:

          o    was not rendered by a court of competent jurisdiction;

          o    was not rendered on the merits of the case;

          o appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which such law is applicable;

          o was obtained in proceedings which are opposed to "natural justice"; or

          o sustains a claim founded on a breach of any law in force in India.


               Risks Related to the ADSs and Our Trading Market

An active or liquid market for our ADSs is not assured.

         Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties. Although holders of our ADSs are entitled to withdraw the equity shares underlying the ADSs from our depositary facility at any time, subject to certain legal restrictions, there is no public market for our equity shares in India or elsewhere. Under current Indian law, equity shares may be deposited into our depositary facility in exchange for ADS, under certain circumstances. Current Indian regulations allow our Depositary to accept deposits of outstanding equity shares and issue ADRs, evidencing ADSs representing such equity shares only to the extent, and limited to the number, of ADSs converted into underlying equity shares and so long as such equity shares were purchased through SEBI registered stock brokers which would require our shares be listed in a recognized Indian stock exchange. Therefore, if you elect to surrender your ADSs and receive equity shares, you would be unable to deposit outstanding equity shares with our Depositary and receive ADRs because the number of ADRs that can be issued cannot, at any time, exceed the number of ADRs converted into underlying equity shares. Therefore, unless the law is changed, the number of outstanding ADSs and trading volumes will decrease to the extent that equity shares are withdrawn from our depositary facility and not deposited for the re-issuance of ADSs, which may adversely affect the market price and the liquidity of the market for the ADSs.

Our management has broad discretion in using the proceeds from our equity offerings and therefore investors will be relying on the judgment of our management to invest those funds effectively.

         Our management has broad discretion with respect to the expenditure of the net proceeds from our equity offerings. As of March 31, 2004, approximately US$11.6 million of the net proceeds from our ADS offering completed in June 2000 remain as cash and cash equivalents and short term deposits with banks on which we are earning interest. We intend to use these proceeds primarily to develop content for our Internet portal, to advertise and promote our brand and for general corporate purposes, including capital expenditures and strategic investments, partnerships and acquisitions. However, there is a possibility that we may be unable to make potential strategic investments, partnerships or acquisitions in the near future and a risk that our management may use the net proceeds from our equity offerings in an inefficient or ineffective manner.

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

Owners of our ADSs may be restricted in their ability to exercise voting rights because of the practical and legal limitations associated with instructing our Depositary to vote on your behalf.

         Holders of ADSs may exercise voting rights only through a depositary, unlike an owner of equity shares, who can exercise voting rights directly. An owner of ADSs generally will have the right under the deposit agreement to instruct our Depositary to exercise the voting rights for the equity shares represented by the ADSs. Owners of ADSs have no rights pursuant to the Companies Act, under which we are incorporated, and are limited to those rights granted to them pursuant to the deposit agreement.

         If our Depositary timely receives voting instructions from an owner of ADSs, it will endeavor to vote the securities represented by those ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, our Depositary will cause the custodian to vote all deposited securities in accordance with the instructions received from owners of a majority of the ADSs for which our Depositary receives voting instructions. However, the ability of our Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of ADSs will receive voting materials in time to enable them to return voting instructions to our Depositary in a timely manner.

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities.

         The market price of our ADSs could decline as a result of sales of a large number of equity securities on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of March 31, 2004, we had an aggregate of 12,827,425 equity shares outstanding. Of the outstanding equity shares, 5,354,450 ADSs, representing 2,677,225 equity shares, are freely tradable. The remaining equity shares may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

                                   BUSINESS


Overview

         Our legal name is Rediff.com India Limited. We were incorporated on January 9, 1996 as Rediff Communication Private Limited under the Indian Companies Act. We converted to a public company on May 29, 1998. On February 15, 2000 we changed our name to Rediff.com India Limited. Our principal office is located at Mahalaxmi Engineering Estate, 1 st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India, and our telephone number is +91-22-2444-9144. Our Internet address is www.rediff.com.

         We are a leading Internet destination in India, focusing on India and the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features, sophisticated search engines, and mobile and online marketplace services.

         We also publish two weekly newspapers aimed at the Indian-American community based in the United States and Canada: "India Abroad" and "India in New York".

         During the fiscal year ended March 31, 2003, our management reclassified our business segments and reviewed our performance on a new basis. Revenues during the fiscal year were segmented under India Online business (formerly "media services and merchandising services"), U.S. Publishing business, which include `Rediff U.S.A.' and `India Abroad' (formerly "media services"), and phone card business (formerly known as "communication services"). In April of 2004, we sold our phone card business and in accordance with SFAS 144, Accounting for the impairment or disposal of long-lived assets, the operations of this business have been classified under discontinued operations. Currently we operate in two business segments, the India Online business and the U.S. Publishing business.

         On June 14, 2000, we issued 4.6 million ADSs, representing 2.3 million equity shares at a price of US$12.00 per ADS, raising net proceeds of US$49.8 million, after underwriting discounts and expenses, and we listed our ADSs on the Nasdaq National Market. On June 20, 2000, the underwriters of our offering exercised their over-allotment option and we issued an additional 690,000 ADSs, representing 345,000 equity shares at a price of US$12.00 per ADS for net proceeds of US$7.5 million. The net proceeds of the ADS offering have been used by us, and in future, are intended to be used by us, to develop content for our Internet portal, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.

         During the years 2001 and 2002, while we waited for the Indian Internet user base to grow, we made a number of acquisitions in the United States to strengthen our offerings to people of Indian origin living in North America. First, we acquired "thinkindia.com", an Internet portal servicing people of Indian origin in the United States, for $3.4 million. Next, in March 2001, we acquired ValuCom, a provider of online phone cards, for US$3.7 million plus deferred consideration payable over a period of 2 years. Subsequently, in July 2002, we concluded the acquisition of ValuCom by paying the deferred consideration of approximately US$3.1 million. In April 2001, we acquired India Abroad and India in New York, two weekly community newspapers based in New York, for approximately US$10.7 million.

         We periodically evaluate the fair value of goodwill arising from these acquisitions by applying the guidelines of SFAS No. 142, "Goodwill and Other Intangible Assets", and wrote off US$3.3 million, US$8.3 million and US$1.7 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. In accordance with SFAS 144, Accounting for the impairment or disposal of long-lived assets, the goodwill write-off relating to our Valucom acquisition has been disclosed as results from discontinued operations. The residual value of goodwill at March 31, 2004 relates to our India Abroad business and amounts to US$7.3 million.

         During the fiscal year ended March 31, 2002, we reviewed the values of our investments in Apnaloan.com, Traveljini.com and Billjunction.com, three Indian Internet businesses in which we had purchased minority stakes during 2001, and concluded that these investments had suffered permanent impairment due to the downturn in valuations of dot.com companies, together with the generally adverse conditions affecting the technology industry. Accordingly, we wrote down the value of our investments in these companies and recorded the appropriate impairment expense.

         During the fiscal year ended March 31, 2004, we evaluated the prospects of the Valucom business and decided that, because of a number of factors, including the downward trend of telecom rates for US-India telephone calls, the emergence of low cost- low quality competitors and our lack of sufficient scale, it was more prudent to exit the Valucom business. In April 2004, we exited this business.

Our Markets

         We believe that the growth of our revenues and profits from the India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms and our ability to capture a sizeable share of the increase in revenues resulting from such growth.

         The growth of the user bases for internet and mobile phones, in turn, is dependant on government policies which facilitate a competitive and financially healthy telecom industry. During the last few years, the Government of India has taken a number of steps in this direction- opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones. We believe these steps are starting to show results:

          - According to the Indian Internet and Online Association, the number of Internet users in India was 24 million as of March 31, 2004,a growth of 41% compared to March 31, 2003. The number of mobile users in India was 38 million as of March 31, 2004, a growth of nearly 90% as compared to March 31, 2003. The number of personal computers as a percentage of number of households, or personal computer penetration rate, in India as of March 31, 2004 was 7% as compared to 6% as of March 31, 2003.

         The growth of our US businesses is dependant on our ability to launch new services that appeal to the approximately 2 million affluent Asian Indians living in the United States.

Our Opportunity

         Internet and mobile phone usage is at an early stage in India and after a period of slow growth in the 2000-2003 period, is currently starting to accelerate. We believe our opportunities are driven by the following five factors:

         1. Early mover in the Indian market; brand is recognized and valued by Indian Internet users

         Our free e-mail service, RediffMail, is used by large numbers of Indians living in over 3,000 towns in India. Our news service has acquired a reputation for reliable, dispassionate and fast reporting of breaking news. Our online shopping services pioneered e-commerce in India.

         2. Few Portals in India

         We are one of the few Internet companies in India offering complete portal services, such as e-mail, search, chat, instant messaging, blogs, news and online shopping.

         3. Early stage of online shopping in India

         The low credit and debit card penetration rates in India means that many potential e-commence customers are not able to make payments online. Moreover, distribution and fulfillment facilities are not integrated nationally. Anticipated improvement in infrastructure, an increase in credit and debit card penetration rates, and the development of alternative payment mechanisms for online purchases, such as cash on delivery (C.O.D.), is expected to fuel the growth of e-commerce in India.

         4. Early stage of online advertising in India

         The percentage of online advertising expenditure to total advertising expenditure is less than 1% in India, compared to 3-5% in countries such as the People's Republic of China and South Korea. As penetration and usage of the Internet grows in India, we believe advertisers will increasingly use this medium as an additional advertising channel. We believe that advertisers will see the benefits of Internet advertising in that the Internet allows advertisers to target desired demographic groups or consumers in specific geographic locations and allows them to interact more effectively with consumers and capture valuable information about buying patterns, preferences and demands. We believe that as Internet advertising grows in popularity in India, we are well positioned, as the leading portal, to benefit from the growth.

         5. Early stage of mobile value-added revenues

         Portals worldwide have demonstrated in varying degrees their ability to capture sizeable portions of mobile value-added services revenue because the very active users of mobile value added services are often also intensive users of Internet services. Portals such as Rediff.com stand at the intersection of both of these industries. In India, mobile value-added services in the form of ringtones, games and chat services, are just getting under way as mobile phone operators complete installation of infrastructure for these services. We believe that as a portal with large numbers of users, we are well positioned to benefit from the revenues generated from these services.

Our Strategy

         We believe our success is due to our focus on providing a full range of culturally relevant portal solutions to Indians living in India and other parts of the world, such as:

          - Communication services, including e-mail, chat and instant messaging, which were all developed using in-house technology. E-mail services are provided in a variety of Indian languages.

          - News and information services, including breaking news with message boards for users to post their opinions, a facility for users to personalize news to those that suit their interests and periodic newsletters they can receive in their e-mail boxes. Our news and information channels cover politics, business and entertainment news.

          - Consumer services, including matchmaking and astrology. Some of our consumer services are offered on a subscription basis.

          - Search services, including facilities to locate highly local information on people and businesses.

          - Online shopping services, including a sophisticated platform for merchants in India to create online shops, package tracking facilities, and a facility for consumers to rate merchants. Our arrangements with delivery service providers ensure that customers living in various cities can use our online shopping services. Our online shopping service also allows Indians living worldwide to send gift products to their friends and relatives living in India. We offer a wide range of payment options to our consumers, including dollar and Rupee denominated credit cards, charge cards, debit cards, local checks, demand drafts, direct debit to savings accounts and C.O.D.

          - Mobile services, including facilities for downloading ringtones, mobile games and wallpapers and chat. We provide these services for both 2G and 2.5G mobile services.

          - Online advertising services, including facilities for advertisers to target customers demographically and a pay-for-performance system which makes it easier for smaller advertisers to benefit from online advertising. We also provide tools that allow media planners and other advertising agency staff to monitor and plan online advertising campaigns.

         In the United States, our media properties, India Abroad, India in New York and the Rediff USA Website, offer a variety of advertising options for advertisers interested in reaching the affluent Indian-American community.

         Our quarterly page views in India have grown from approximately 3.2 billion for the quarter ended March 31, 2003 to approximately 3.5 billion for the quarter ended March 31, 2004.

Our Product and Service Offerings

India Online Business

         Our Rediff.com India website consists of information, communication and content services, free and paid community features and products, including e-commerce and mobile services. With 30.4 million online registered users worldwide as at March 31, 2004, we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

         For the fiscal year ended March 31, 2004, the India Online business segment generated US$3.6 million of revenues, accounting for 38.5% of our total revenues from continuing operations.

         Information and Content

         We deliver information and content to our users in an easy to use interface. The information and content channels currently available to our users include news, business, movies, cricket/sports, auto, health, food, books, gaming, astrology, contests, lifestyle, home decor, women and several other topics of interest. We currently offer this information and content without charge to our users.

         Because a significant percentage of our online users are between 18 and 34 years old, we place emphasis on reaching younger users through more focused information and content relevant to this audience.

         Our primary information and content channels are broadly classified into news content and interest specific subjects. News content includes:

          o Current affairs and breaking news. Our in-house editorial staff and contract journalists provide our users with up-to-date news focused on events of interest to Indians, including feature news stories, interviews and online chats with leading Indian personalities. We provide breaking news and in-depth coverage of significant news and other events, such as the recent Indian elections. We also aggregate news and photos from various news providers and websites, thereby giving our users access to news and information relevant to them from multiple sources and points of view.

          o Business. Our business channel offers business news from India and coverage of Indian stock markets. This channel also provides regular columns and feature stories, as well as personal finance information. We also offer Rediff.com Portfolio Tracker, which allows registered users to monitor stock quotes from the Bombay Stock Exchange and personalize a portfolio tracker to monitor performance of investments.

          o Movies. Our movie channel offers coverage of movie news from Bollywood and Hollywood with box office information, regular columns, feature stories, interviews with movie personalities, movie reviews and slide shows.

          o Cricket/Sports. Our cricket/sports channel provides coverage of Indian and global sporting news. We provide in-depth coverage of cricket news from India and around the globe, including statistics, scores and schedules, regular columns, feature stories and interviews. We also provide special coverage of major sporting events of specific interest to Indians, such as our recent coverage of the India-Pakistan Cricket Series.

         Interest specific channels include topic of interest such as Auto, Health, Home Decor, Personal Finance and Jobs.

         Content for these channels is managed through a combination of in house editorial staff, content syndication from newswires, such as Reuters, PTI and UNI, content aggregation from other publications and news providers, and by partnering with specialized content providers. We also provide analysis of our in-house and aggregated news content and an opportunity for users to participate in discussions and debates on a variety of subjects online in our discussion forums.

         Our registered users have the opportunity to receive updated news and information via e-mail by subscribing to a choice of daily newsletters such as our daily News flash and Money flash. Additionally, our website offers users the Rediff Personal Edition, enabling the creation of personalized home pages with specific topics of interest to individual users. Rediff Personal Edition is powered by our in-house developed content management system using XML technology, making it one of the first personalized websites in India. XML technology allows us to analyze user surfing patterns on the website and thereby understand that user's online preferences. Based on these surfing trends, the technology recommends news stories of specific interest to that user.

         We have launched the RSS (Really Simple Syndication/Rich site summary) feature. This is an XML-based format for distributing and aggregating Web content (such as breaking news, cricket scores, information updates). RSS/XML feeds can gather information related to a user's area of interest such as (breaking) news, elections (seats tally), cricket (scores), and update these headlines onto a downloadable desktop software on the user's computer. Our website also allows users to search the Rediff.com archives, which contain over seven years of news and information, using our own search technology. We also allow users to search the World Wide Web, with technology licensed from an OEM partner.

         Community Features and Products

         Through a single login facility, we provide a combination of free and paid community features and products to consumers and businesses. Our offerings include e-mail, instant messaging, chat, e-cards, Matchmaker, astrology services, blogs, message board and mobile services. Some of these features and products are offered without charge, while others are offered on a subscription or fee basis.

                  E-mail, Instant Messaging, Chat and E-cards

         We offer our users a variety of e-mail solutions tailored to their needs. All of our e-mail services offer advanced Spam control and support eleven Indian languages. Rediffmail, our flagship e-mail service, is provided free of charge to our users. Our free e-mail service has limited features but additional features, such as additional storage, may be individually purchased as add-on supplements. Additionally, we have created branded e-mail products, such as Rediffmail Plus, Rediffmail Mobile, Rediffmail Pro and Rediffmail Pro Enterprise by packaging various groups of features together to match the preferences of specific users. We have priced each of these branded products competitively. Our e-mail offerings are described below.

          o Rediffmail is a free service that provides users with a full featured e-mail service with a powerful Spam shield and 1GB of free storage space. We operate one of the largest free e-mail systems in India. As of March 31, 2004, we had approximately 30 million registered Rediffmail users.

          o Rediffmail Plus is a subscription service that offers a variety of premium features. Rediffmail Plus subscribers receive 2GB of storage space, the ability to send large attachments and accounts which do not automatically expire when not used. Subscribers can also send up to 100 SMS messages and access their e-mail accounts with other client applications, free of charge. Rediffmail Plus comes with a 30 MB Briefcase. A one year subscription to Rediffmail Plus is currently priced at Rs.449 (or approximately US $10).

          o Rediffmail Mobile is a subscription service with a variety of premium features similar to Rediffmail Plus but with the added functionality of receiving e-mail alerts on the user's selected mobile phone. This service is currently priced at Rs.399 (or approximately US $9) for a one year subscription.

          o Rediffmail Pro is a subscription service targeted at business users. Rediffmail Pro offers small businesses, as well as large corporations, the ability to select, subject to availability, their own domain name for e-mail addresses. Subscribers are given five e-mail addresses and 1GB of storage space, which can be allocated among employees and increased without limitation at an additional charge. Rediffmail Pro also offers enhanced address book features and virus protection. Users may also access their other e-mail accounts at other POP accounts through their Rediffmail Pro accounts. A one year subscription to Rediffmail Pro is currently priced at Rs.1,499 (or approximately US $33).

          o Rediffmail Enterprise Pro is a web based e-mail service for corporates having a large field force of agents/sales associates/dealers.

         Rediff Bol instant messenger is a free service that enables instant communication across the Internet with other Rediff Bol users. With Rediff Bol, registered users can identify the users that they are chatting with and can also find out instantly if someone on their contact list is online. Additionally, users can chat in any one of eleven Indian languages and can use the people search feature to make new friends by searching for other users who meet age, gender and location criteria.

         We offer our registered users the ability to communicate with others who share their interests through various chat rooms organized by areas of interest and geographic locations in India and around the world. Our chat services are available free of charge.

         Rediff E-cards is a free service that allows registered users to send personalized electronic greeting cards to anyone on the Internet. We provide e-cards for a wide variety of occasions, including those of importance to Indians.

                  Matchmaker

         Rediff Matchmaker is a matrimonial service targeted at the global Indian community. This service offers users the ability to post profiles of themselves or others for free on the Rediff Matchmaker member database. Users may also search the Rediff Matchmaker member database for free and those with profiles can initiate contact with and be contacted by other users. With a subscription to the Rediff Matchmaker service, users can also send e-mails to and chat with potential matches. A three month subscription to Rediff Matchmaker is currently priced at Rs.1,000 (or US$20 for payments made in U.S. dollars). Matchmaker was established in the fiscal year ended March 31, 2003.

                  Astrology

         Our astrology channel provides various astrology services, including daily zodiac predictions free of charge. Depending on the service selected, users can also purchase enhanced personalized astrological predictions about their life, career, finances, business and relationships. Users can also ask specific questions which are answered by a panel of astrologers.

         Our personalized astrology predictions are currently priced between Rs.599 and Rs.2,399 each (or US$12.50 to US$50 each for payments made in U.S. dollars). The Ask a Question product is currently priced at Rs.299 (or US$6 for payments made in U.S. dollars)

         Payment for any of the above fee-based services can be made by credit cards and within India by cheque/demand draft or through direct debit of the user's Internet banking account.

                  Blogs

         RediffBlogs is a free online interactive community where users can set up their own blog, or personal online diary, publish their thoughts and ideas directly and instantly to the Web and visit other blogs and comment on them. Users can also post pictures and create multiple blogs under a single username and password. We believe that we are the first Indian website to allow its users to create and post blogs.

                  Mobile Services

         Rediff Mobile offers mobile phone users a variety of value added services. Users order our value added services from their mobile phones by sending a requesting SMS to 7333 (seven triple-three), which is our designated number for such services, or by browsing our content on general packet radio service (GPRS) or wireless application protocol (WAP) enabled mobile phones. For certain value added services, users can also place orders through our website, including downloads, contests, services, and news and information. Our mobile offerings are described below:

          o Downloads. Users can download ringtones, polyphonic ringtones, logos, picture messages, wallpapers and games from our website. We have introduced search of ring tones on mobile phones. Downloads include popular Indian content, such as Indi-pop ringtones, Indian cricket team logos and wallpapers featuring Bollywood movie stars. Our ringtones, logos, picture messages and wallpapers are currently priced between Rs.3 and Rs.10 each (including the cost of the outgoing SMS which requests the download), and our games are currently priced between Rs.20 and Rs.50 each.

          o Contests. Users can participate in contests in which they can win prizes by correctly answering questions sent to them by SMS (Short Messaging Service, or text messaging). Some of our recent contests include Rediff 11,Filmi 10, a Bollywood quiz contest. Users are charged only for the cost of each outgoing SMS message which responds to a question.

          o Services. We offer users a variety of mobile phone related services by SMS, such as the ability to search, seek and flirt with other users, play interactive games, and receive jokes and astrological predictions. Users are charged only for the cost of each outgoing SMS message which requests the service.

          o News and Information. Users can stay updated on current events by receiving cricket scores, news and stock quotes by an SMS message. Users are charged only for the cost of each outgoing SMS message which requests the news and information.

          o E-mail and Instant Messaging. Rediffmail and Rediff Bol subscribers can receive, read and reply to e-mails and instant messages by SMS. Users are charged only for the cost of each outgoing SMS which contains the e-mail or instant message.

         Rediff Mobile was established in the fiscal year ended March 31, 2003.

         E-Commerce

         Rediff Shopping is an online marketplace which allows users to purchase products and services from various merchants. We offer products and services in more than 50 categories, the most popular of which currently include apparel, personal accessories, footwear, electronics, flowers and jewelry. Approximately half of the purchases are from users located in Mumbai, New Delhi, Bangalore, Kolkata, Chennai, and Pune.

         Revenue Sources

         India Online business primarily includes revenues from Online advertising and fee based services. Online advertising includes advertisement and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services.

                  Online Advertising

         Online advertising on our site includes sponsorships of editorial events. Sponsorships are sought for event led features like the 2003 Cricket World Cup, the 2004 Indo-Pakistan Friendship Cricket Series, Budget 2003 and Election 2004. Other forms of advertising include banner, e-mail and text link campaigns. Our advertisers enter into agreements pursuant to which they either pay a fixed fee for a given time-period, usually ranging from one month to one year, or a combination of fixed and variable fees depending upon the leads provided to them through our website.

         Some of our advertisers also enter into agreements pursuant to which they pay a fixed fee for a guaranteed number of impressions on our site. Our standard rate per thousand impressions, commonly referred to as CPMs, for banner advertisements varies, depending on location of the advertisements on our site, the targeted country and the extent to which the advertisements are targeted to a particular audience. Discounts from standard CPM rates may be provided for higher volume and longer-term advertising contracts. We have introduced new formats for advertisers to broaden the appeal of the advertisements to our users, such as text ads and dynamic hypertext markup language

         We had over 146 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2004. Our top five advertisers accounted for approximately 42% of our India advertising revenues for the fiscal year ended March 31, 2004. Advertisements by interest specific online verticals, financial institutions and consumer goods accounted for 93.5% of our India advertising revenues for the fiscal year ended March 31, 2004. A partial list of our advertising clients includes Apnaloan, Citibank, Coca-Cola, Colgate, Google, Hewlett Packard, Hero Honda Motors, the ICICI Group, Johnson & Johnson, Levers, Makemytrip, Monster India and Pepsi.

                  Fee based services

         Revenues from fee based services primarily include income from various paid e-mail and other service products, such as e-commerce marketplace and mobile services.

         Subscription service revenues primarily include income from various paid e-mail service products that cater to a cross section of our registered user base and revenues from subscriptions to Matchmaker. The revenue for subscription based service products is recognized ratably over the period of subscription.

         Subscription revenues are also derived from providing value added short messaging services such as e-mail and other related products to mobile phone users. We have contracts with third-party mobile phone operators for sharing revenues from these services. SMS based revenues are recognized when the service is performed.

         E-commerce revenue primarily consists of commission earned on sale of books, music, apparel, confectionery, gifts and other items to customers who shop at our online store. Revenues from E-commerce services also include fees charged to vendors for creating, designing and hosting the vendors' product information on our website. Such fees are amortized over the hosting contract period.

         Infrastructure

                  Online Advertising

         Our sales and marketing professionals are responsible for seeking additional advertisers and e-commerce merchants, creating advertisements, as well as obtaining and analyzing customer feedback. Sales team members are based in Mumbai, New Delhi, New York, Chicago and Toronto. The sales team coordinates regularly regarding advertising across all of our businesses. Our sales team includes designers, copywriters, programmers, campaign managers and technology personnel. As of March 31, 2004, our sales team consisted of 65 sales and marketing professionals.

         During the year, many of the leading advertising agencies expanded their operations with the establishment of an interactive division. These divisions now promote the Internet as an advertising medium among leading marketers in the country. We closely interact and support these advertising agencies in garnering larger online advertising budgets from their clients.

         Our sales teams are based in Mumbai and New Delhi and sell advertising space on our websites. They focus their sales efforts on the top 200 advertisers in India and on key consumer categories. Our sales team consults regularly with advertisers on design and placement of their web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

                  E-commerce

         Our shopping platform has a host of user-friendly features such as product search and detailed product category listing. The "tracking order", "view account" and "shopping bag details" features make online shopping more convenient for users. Users can pay for purchases by credit card, local check, C.O.D. or direct debit to an Internet banking account if they have an account with designated Indian banks. Our customer service officers address customer inquiries mainly through e-mail as well as over voice, including through a toll-free number, and solicit feedback from users to continuously improve our offerings. Once a user places an order on our website, we process and collect payment (except where the method of payment is C.O.D.) and notify the merchant who then packages the product and arranges for delivery through one of our designated couriers. We make payment to the merchant once we receive proof that the merchant has dispatched the product. Most products purchased through our website are delivered within 10 business days. In the event of failure of delivery or payment or in the event of a return, we return the product to the merchant and receive a full refund, although we bear the cost of the additional courier charges incurred. Product warranties are the responsibility of those who sell products on our website's marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase.

         Pursuant to the terms of our agreements with merchants, we receive a small one-time entry fee and a separate commission on the sale of each product posted on our website. Our commissions range from 5% to 50% of the sale price depending on the type and quantity of products sold. During the fiscal year ended March 31, 2004, we processed approximately 225,000 online purchases. Rediff Shopping currently has over 700,000 registered users.

         Our sales force targets manufacturers and vendors of the leading products in India for them to offer their products through the Rediff Shopping platform. We also target manufacturers and vendors that supply products in categories that are fast moving over the Internet.

         Electronic Payments

         We were among the first Internet companies in India to accept credit cards for online payments. Users can use all leading U.S. dollar and Rupee credit cards, debit cards, Paypal and online money transfers for online payments. All online transactions are secured by Secure Socket Layer (SSL) technology.

         We have entered into agreements with Citibank, N.A. and ICICI Bank Limited to automate Visa and MasterCard credit card payments through our website.

         We also have arrangements with a number of major banks in India to facilitate online money transfers.

         Mobile services

         We have entered into agreements with major Indian mobile phone operators permitting their mobile phone users to access our offerings. Our agreements with these operators currently allow us to reach all Global Systems for Mobile Communications (GSM)-based cellular providers, covering 90% of the cellular footprint in India. Mobile phone users that subscribe for service from mobile phone operators which have not entered into agreements with us cannot access our value added services. Pursuant to the terms of our agreements with Indian mobile phone operators, we receive a portion of the amounts charged to mobile phone users (including the amounts mobile phone users are charged for an outgoing SMS which requests the service), which mobile phone operators bill and collect.

         We aggregate and purchase the ringtones, polyphonic ringtones, logos, picture messages, wallpapers and games available on our website from a third party provider. Pursuant to the terms of our agreement, we pay them an agreed amount per downloaded ringtone and share with them a percentage of the revenues we receive from mobile phone operators in respect of the content obtained from such provider which we provide to mobile phone users.

United States Publishing Business

         Our United States publishing business primarily consists of our India Abroad newspaper, India in New York newspaper and Rediff.com U.S.A. website. For the fiscal year ended March 31, 2004, the United States publishing business generated US$5.8 million of revenues, accounting for 61.5% of our total revenues.

         India Abroad

         India Abroad, which we acquired in April 2001, was established over 34 years ago and is one of the oldest weekly newspapers focused on the Indian community in the United States. The newspaper has five North America editions
- New York, Tristate, Chicago/Dallas, Los Angeles and Canadian.

         The paper is divided into five sections: News, Community, Business and Sports, Classifieds, and a magazine. India Abroad's content is targeted at Indians living in North America. In determining content, India Abroad places emphasis on reaching Indians in North America who are not likely to be regular visitors to our websites.

         During the past three years, we have consolidated most of the editorial and production functions of India Abroad in Mumbai, India to achieve cost savings and greater efficiencies. Once the paper is produced by the editorial staff in Mumbai, it is transmitted electronically to printers in New York and Toronto for publishing every Friday.

         The paper is available for home delivery primarily in the United States and Canada. The annual subscription rate is US$32 in the United States, US$26 in Canada, US$90 in other countries and Rs.850 in India. Subscriptions for six months, two years and life-time are also available. India Abroad is also available at leading newsstands and Indian grocery stores across North America, generally at US$1 per copy. Subscriptions comprise approximately 80% of our circulation.

         India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. Prices for our standard classified advertisement packages range from US$20 for 10 words in regular liner with no border to US$240 for 100 words (1colX4") with large text and a border. There is a 50% surcharge for running advertisements in all of the editions. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also order classified advertisements through this website.

         India in New York

         India in New York, a guide to events and entertainment from India Abroad, was started in 1997 as a sister publication of India Abroad. India in New York features news, events, sports and entertainment and a wide array of classifieds. The India in New York newspaper is distributed free in the Tristate area of New York, New Jersey and Connecticut. India in New York is available at restaurants, temples, Indian associations, community events and Indian grocery stores in the Tristate area.

         Rediff.com U.S.A.

         Rediff.com U.S.A. is our website targeted at the Indian-American community in North America. Rediff.com U.S.A. includes information and content which are the same as, or similar to, that on our Rediff.com India website, along with certain additional offerings including those described below.

          o Rediff SMS2India. Rediff SMS2India allows subscribers to send text messages (SMS) from a personal computer to a mobile phone in India or the U.S. The mobile user can reply by SMS back to the subscriber's personal computer. A three month subscription that permits a maximum of 400 messages is currently priced at US$9.99. Rediff SMS2India was established in the fiscal year ended March 31, 2003.

          o Rediff Radio. This service allows subscribers access to two channels of radio with Indian music (sorted by categories such as artist, composer, decades, lyricist and mood), Bollywood and other entertainment news, interviews with Indian personalities and programs such as Bollywood Rewind, Dance Bar and Chart Masala, which are hosted by Indian radio jockeys. A one month subscription to Rediff Radio is currently priced at US$4.95 per month, and a three month subscription is currently priced at US$11.95.

         Revenue sources

         Our U.S. Publishing business, primarily includes revenues from subscription and advertising services from the publication of India Abroad, India in New York and Rediff.com U.S.A.

                  Offline Advertising

         Through India Abroad, we offer an attractive platform to advertisers seeking an online-offline solution as well as a means for advertisers to tap the Indian community in the United States. India Abroad sells retail, brand, services, event and other advertising. Generally, there are different rates for advertisements depending on the size, placement and category of advertisement as well as the number of issues in respect of which advertising is purchased. Customers have a choice to run the advertisement in different and/or combined editions.

         Infrastructure

         Our sales team members based in the USA and Canada focus their sales efforts on advertisers in the United States that are seeking to advertise in India Abroad and on our Rediff.com U.S.A. website. All of our sales team members undertake to leverage newspaper and website advertising sales opportunities.

Competition

         Online

         There are a number of companies that provide websites focusing on India and the global Indian community. These companies compete with our websites for visitors, online advertising, e-commerce and subscription revenues. Competition for visitors and e-commerce is intense and is expected to increase in the future as there are no substantial barriers to entry in our market.

         Our ability to compete successfully depends on many factors including:

          o    the quality of our content;
          o    the user friendliness of our services;
          o    our sales and marketing efforts;
          o    the performance of our technology; and
          o    ability to fund our operations.

         We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, portals, horizontal sites and Internet service providers. Our current and anticipated competitors include:

          o    IndiaTimes.com (Bennett, Coleman & Co. Ltd.);
          o    MSNBC.co.in and MSN.com (Microsoft Corporation);
          o    Yahoo.co.in and Yahoo.com (Yahoo Inc.);
          o    Google; and
          o    Sify (Sify Ltd.).

         We also compete with other forms of media, such as print media, radio and television, for advertisers and advertising revenue.

         Many of our competitors have a longer operating history, greater name recognition and customer base, and greater management, financial, technical, marketing, sales, brand, and other resources than we do. They can use their superior experience and resources in a variety of competitive ways, including by investing more aggressively in research and development, creating superior content, making acquisitions, and competing more aggressively for advertisers. There has also been a trend toward industry consolidation so our smaller competitors today may become larger in the future. If our competitors are more successful than we are at generating visitors and website traffic due to superior content and other service offerings, our revenues may decline.

         Offline

         There are a limited number of companies that provide newspapers focusing on India and the global Indian community. These newspapers compete with India Abroad for advertising revenues. Our current competitors include:

          o    India West;
          o    Indian Express; and
          o    News India Times.

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

         Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information, including our domain name. For example, there are some parties who have registered domain names similar to or slightly different from our domain name, Rediff.com, and we have filed lawsuits in India to protect our rights in respect of our domain name. We do not believe that the outcome of these lawsuits will have a material adverse effect on our business. However, the laws of India do not protect proprietary rights to the same extent as the laws of the United States. Further, the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. In the future, further litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

         We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from our operations. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to try to obtain or develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. If this were to occur, we may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

         We also rely on a variety of technologies that are licensed from third parties. The software developed by these third parties is used in our website to perform key functions. These and other third-party licenses may not be available to us on commercially reasonable terms in the future. The loss or inability to obtain or retain any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology could be licensed or developed. Any such delays could materially adversely affect our business, operating results and financial condition.

         We have filed trademark applications for "www.rediff.com" and "Rediff On The Net" in India and for "Rediff" and "Rediff.com" in the United States, which are pending. Certificate of Registration of "Rediff On The Net" and Design (Square) bearing no. 2511409 for the mark being registered on November 27, 2001 under International classes 35, 36, 38, 41 and 42, has been received by us from the United States Patent and Trademark Office.

Facilities

         India

         Our corporate headquarters are located in Mumbai, India, where we lease approximately 14,000 square feet, located in two buildings. In one facility we lease approximately 11,000 square feet and in the other, we lease approximately 3,000 square feet. The lease for the 11,000 square feet facility expires on April 25, 2005. The lease for the 3000 square feet facility expired on January 31, 2004 and we are in the process of entering into the agreement for renewal of the facility. We also lease approximately 2,500 square feet of office space in New Delhi, India, which serves as a branch office. This lease expires on December 31, 2006.

         United States

         Our India Abroad subsidiary leases approximately 6,250 square feet of office space in New York, the lease for which expires on October 31, 2007. India Abroad leases an additional 3,100 square feet of office space in the same building, the lease for which expires on November 30, 2004.

         Additionally India Abroad leases approximately 1,500 square feet for office space in Chicago, Illinois, the lease for which expires on March 31, 2008.

Legal Proceedings

         Securities Actions

         Khanna v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, Rediff, four of its officers and directors, including Ajit Balakrishnan, and a group of investment banks that had acted as underwriters in our June 2000 initial public offering, or IPO, were named as defendants in a class action lawsuit. The lawsuit alleges that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and Rule 10b-5 thereof. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages.

          - Several other class action lawsuits have been filed against us and other defendants stating substantially the same allegations as set forth in the Khanna Action. As of the date of this annual report, we are aware of the following related lawsuits pending in the U.S. courts:

               o David & Chaile Steinberg v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3471;

               o Thomas Karakunnel and Roger Steward v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814; and

               o Anup Kumar Bhasin v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3593.

         All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York.

         On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our board of directors resolved to indemnify our officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors and Officers Liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate on March 31, 2004, the face amount of the D&O Policy is approximately US$20.6 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses incurred in the course of our defense and the defense of the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately US$259,000 (based on the noon buying rate at March 31, 2004), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention. On June 5, 2001, twenty-four companies, including Rediff, who had issued securities to the public, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of Shives et al. v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors, including Ajit Balakrishnan. Plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs alleged claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including Rediff and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the Complaint defines a "Rediff.com Sub-Class" consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other class action complaints filed against other issuers who had IPOs in 2000 and 2001.

         On November 24, 2003, plaintiffs' counsel in the Khanna action and Shives action filed a Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from Khanna action and Shives action. On January 30, 2004, we and our officers and directors filed a motion to dismiss the Consolidated Complaint. The Underwriter Defendants filed a separate motion to dismiss. The motions are currently being briefed by the parties.

         Action Relating to Access to Pornographic Material

         Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the Indian Penal Code ("IPC") for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the Complaint, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines.

         Current Indian laws provide that if any person publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 approximately (US$2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 approximately (US$4,000).

         Action Relating to Copyright Violation

         A complaint was filed by the IMI, a society representing various music companies in Magistrate's Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors have filed an application for discharge of the complaint before the Magistrate. Although our directors believe they have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

         We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.

Subsidiaries

         Rediff Holdings, Inc., or Rediff Holdings, is our wholly owned subsidiary and is incorporated in the State of Delaware. Rediff Holdings holds all of the outstanding and voting shares of Rediff.com Inc. (formerly, thinkindia.com) and substantially all of the outstanding and voting shares of India Abroad. We also own a total of 19.9% of the outstanding and voting shares of Apnaloan.com, 10% of the outstanding and voting shares of Traveljini.com and 5% of the outstanding and voting shares of Bill Junction.

         Rediff.com Inc., which runs our U.S.-based Internet portal, is incorporated in Delaware. India Abroad is a New York corporation, which publishes a weekly newspaper targeted primarily at the Indian community in North America. Value Communication Corporation (or Valucom), an Illinois corporation incorporated in 1996, is another subsidiary of Rediff.com India Limited. In April 2004, we sold Valucom's business to Worldquest Networks Inc.

         Apnaloan.com is a private company registered under the Indian Companies Act. It is a web-enabled loan marketplace and offers a wide spectrum of personal financial products, including credit cards, car loans, personal loans and housing loans.

         Bill Junction and Traveljini.com are companies registered under the Indian Companies Act and are indirect subsidiaries of ICICI Limited. Bill Junction provides easy online bill payment solutions and Traveljini.com provides travel related information.

Government Regulation

         General

         Our online business is primarily subject to regulation by the Ministry of Information Technology, which was formed in October 1999 and is a part of the Government of India. We may also be subject to regulation by the Ministry of Communications of the Government of India and the TRAI.

         On June 9, 2000, the Indian IT Act was enacted and was made effective as of October 17, 2000. The IT Act has been enacted to:

               o    give legal validity to online contracts;
               o    give legal validity to digital signatures;
               o make electronic records admissible in court in evidentiary proceedings;
               o set default rules for time and place of dispatch and receipt of electronic records;
               o allow for filing of documents with the Government of India in electronic form;
               o allow for retention of documents, information or records in electronic form;
               o set up certifying authorities to issue and supervise digital signatures;
               o set up a controller of certifying authorities to monitor and supervise the certifying authorities;
               o set up Cyber Regulations Appellate Tribunals to act as quasi-judicial bodies with respect to disputes relating to online transactions; and
               o    penalize computer crimes.

         Although the IT Act has been enacted, clarity on various issues including legal recognition of electronic records, validity of contracts entered into through the Internet, validity of digital signatures needs to be established.

         New Telecom Policy, 1999

         The New Telecom Policy, 1999, or the New Telecom Policy, deals with restructuring of the Indian telecommunications sector. The New Telecom Policy states that Internet Service Providers, or ISPs, who wish to provide applications such as tele-banking, tele-medicine, tele-education, tele-trading and e-commerce, will be allowed to operate using infrastructure provided by various Internet access providers. The New Telecom Policy also provides that no license fees will be charged for providing the specific services, but registration with the Government of India will be required. The New Telecom Policy prohibits such service providers to provide switched telephony.

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

         Imports

         We may be required to import into India computer hardware and Internet related software purchased from foreign manufacturers for our business. These imports will be subject to the Export and Import Policy issued by the Ministry of Commerce of the Government of India. At the time of import, we may be required to pay a customs duty pursuant to the Customs Tariff Act, 1975, as amended. We will also be subject to the Foreign Exchange Management Act, 1999, and the rules thereunder, ("FEMA"), in connection with payments in foreign currency to the manufacturers of these products. We may require the approval of the Reserve Bank of India if the payment in respect of such import is made beyond a period of 6 months from the date of shipment.

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

Overview

         We are a leading Internet destination in India focusing on India and the global Indian community. Our websites in India and the United States include information and content channels relevant to Indians, such as news, business, movies and cricket/sports, community features, such as e-mail, chat, messenger, e-commerce, Matchmaker, astrology, blogs and mobile services. Many of these services are provided free of charge, while others are subscription based. We also provide wireless short messaging services from PCs to cellular phone subscribers. With 30.4 million online registered users worldwide as at March 31, 2004, we believe Rediff.com is the most recognized online brand in India and among the Indian community worldwide.

         Additionally, we publish a weekly newspaper, India Abroad, in the United States and Canada. In February 1996, we initiated our online content offerings with rediff.co.in and rediffindia.com. We later combined the sites into rediff.com, our online portal in India. With the acquisition of thinkindia.com Inc. (later renamed Rediff.com Inc.) in February 2001, we launched Rediff U.S.A., an online portal providing content, community and e-commerce for our users in the United States.

         During the fiscal year ended March 31, 2004, our reportable business segments were India Online business, U.S. Publishing business and phone card business. On April 8, 2004, we sold our phone card business to Worldquest Networks, Inc. In accordance with SFAS 144, Accounting for the impairment or disposal of long-lived assets, the results of the operations of the phone card business, are disclosed as discontinued operations in our consolidated statement of operations. Accordingly, the segmented results of operations for the phone card business for the fiscal year ended March 31, 2004 and for prior fiscal years have not been presented and the reportable business segments presented herein are:

               (i) India Online business, which primarily includes revenues from online advertising and fee based services. Online advertising includes advertisements and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services.

               (ii) U.S. Publishing business, which primarily includes
                    revenues from subscription and advertising services from the publication of India Abroad, India in New York and Rediff.com U.S.A.

         In earlier years, our reportable business segments were:

               (i) for the fiscal year ended March 31, 2003, India Online business, U.S.Publishing business and phone card business.

               (ii) for the fiscal year ended March 31, 2002, Media services,
                    Merchandizing services and Communication services.

         Revenues from our reportable business segments were as follows:


                                                                For the Fiscal Years Ended March 31,
                                                     --------------------------------------------------------
                                                         2002(1)               2003                 2004
                                                     -----------------   -----------------   ----------------


 India Online business...........                     US$2,575,918         US$2,767,244        US$3,636,183

 U.S. Publishing business........                        5,283,037            5,804,598           5,810,420
                                                      ------------         ------------        ------------
      Total revenues.............                     US$7,858,955         US$8,571,842        US$9,446,603
                                                      ============         ============        ============

-------------------------------
(1)    Revenues for the year ended March 31, 2002 have been reclassified to conform to the above classification.



         During the year ended March 31, 2004, we discontinued our earlier practice of allocating our operating expenses to our business segments, as our management focuses primarily on the segment's gross profits to measure the performance of each operating segment.

         We have incurred significant net losses and negative cash flows from operations since our inception in January 1996, including a net loss of approximately US$5.7 million for the fiscal year ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of approximately US$54.4 million. We will need to generate additional revenues, while controlling our expenses, to achieve profitability.

         During June 2000, we issued a total of 5.3 million ADSs, representing
2.6 million equity shares, in an underwritten initial public offering at a price of US$12.00 per ADS, for aggregate net proceeds of US$57.3 million. The net proceeds of the ADS offering have been used by us, and in the future are intended to be used by us, to develop content for our Internet portals, to advertise and promote our brand and for general corporate purposes, including strategic investments, partnerships and acquisitions.

Significant Accounting Policies

         Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including but not limited to allowances for doubtful accounts, the valuation of investments, income taxes, restructuring costs, contingencies, goodwill impairment and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

         The following are the significant accounting policies used in the preparation of our financial statements.

Revenue Recognition

India Online business

         India Online business includes revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenue primarily consists of commission earned on sale of items to customers who shop on our online marketplace, while subscription services consist of subscriptions received for using our paid e-mail services, Matchmaker, astrology and other services. Wireless short messaging services include revenues derived from mobile phone operators based on ringtones, picture messages, logos, wallpapers and value added text messages received and sent by mobile subscribers over the mobile phone.

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

         We also earn revenues on sponsorship contracts, which include fees relating to the design, coordination and integration of the customers' content, which are recognized ratably over the term of the contract.

         Website development services principally consist of services relating to the designing of graphics, layout, artwork and content of the customers' website. Revenue from such services on large contracts that relatively take longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time is recognized on completion of the entire contract. During fiscal 2002, 2003 and 2004, short-term contracts constituted substantially all of these services.

         Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce marketplace revenues primarily consist of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop online at our website. Customers directly place orders with vendors through our website. When an order is placed, we inform the vendor through an intranet and also confirm whether payment has already been collected by us through credit card/debit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of transactions executed during the month for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions. Revenues from e-commerce services also include fees charged to vendors for creating, designing and hosting the vendors' product information on our website. Such fees are amortized over the hosting contract period.

         Subscription revenues primarily include income from various subscription based products, such as paid e-mail, match maker, SMS based services, astrology and other services that cater to a cross section of our registered user base. Revenues for subscription based service products are recognized ratably over the period of subscription.

         We also derive revenues from providing value added short messaging services such as ringtones, picture messages, logos, wallpapers, e-mail and other related products to mobile phone users. Our contracts are with third-party mobile phone operators for sharing revenues from these services. SMS based revenues are recognized when the service is performed.

U.S. Publishing business

         U.S. Publishing business primarily includes revenues from subscription and advertising services from the publication of India Abroad, India in New York and Rediff.com U.S.A.

         We recognize advertising revenues at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata over the term of the subscription. Revenues from banners and sponsorships on our Rediff.com U.S.A. portal are recognized over the contractual period of the advertisement, commencing from the date the advertisement is placed on the website, provided that no significant obligations remain and collection of the resulting receivable is probable. Obligations may include guarantee of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of our portal. To the extent that minimum guaranteed impressions are not met, we defer recognition of the corresponding revenues until the guaranteed impression levels are achieved.

Allowances for doubtful accounts receivable and other recoverables

         We maintain allowances for doubtful accounts receivable and for other recoverables for estimated losses resulting from the inability of our customers to make contractually agreed payments. All receivables which are outstanding for 180 days or more are provided for. We also make allowances for a specific account receivable or other recoverable if the facts and circumstances indicate that such account receivable or other recoverable is unlikely to be collected. For example, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Depreciation and amortization

         We depreciate our tangible assets on a straight-line basis over the useful life of the assets, which range from three to ten years. Costs incurred for website development are accounted for in accordance with EITF 00-02 - Accounting for Website Development Costs. Eligible costs are capitalized and amortized over the estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs.

Goodwill and intangible assets

         We capitalize the cost of purchased goodwill and other intangibles.

         Until March 31, 2001, we amortized the cost of such goodwill and intangibles using the straight line method over their estimated useful lives, ranging from three to seven years for goodwill and generally not exceeding three years for intangibles.

         With effect from April 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and ceased to amortize the remaining cost at March 31, 2001 of goodwill and intangibles that do not have a finite life. Instead, in accordance with the two-step methodology required by SFAS No. 142, we test unamortized balances of goodwill and intangible assets that do not have a finite life for impairment annually, or earlier upon the occurrence of a triggering event.

Acquisitions and Divestments

Value Communications Corporation

         On March 23, 2001, we acquired the entire outstanding common stock of Value Communications Corporation, a company engaged in selling prepaid long-distance calling cards primarily to the Indian community in the United States and Canada. The purchase consideration consisted of US$3.0 million, which was paid by us on March 23, 2001, plus a deferred consideration (called earn-out payments) payable over a period of two years which was contingent upon Value Communications achieving specified earnings levels in those years.

         The transaction was accounted for by the purchase method in accordance with APB Opinion No. 16, which resulted in creation of an initial goodwill of US$3.7 million at March 23, 2001. Such goodwill increased to US$6.82 million at March 31, 2002 as a result of provisions for earn-out payments to ValuCom's former shareholders and cash-out of ValuCom options. Such goodwill further increased to US$7.13 million at March 31, 2003 as a result of final earn-out payments made to ValuCom's option holders.

         On April 8, 2004, we sold our phone card business, consisting primarily of the "Valucom" brand, trademarks, websites, internally built software, customer lists and certain hardware for US$500,000 to Worldquest Networks Inc ("WQN"). WQN paid US$200,000 of the total consideration at closing with the remaining US$300,000 to be paid in twelve monthly installments of US$25,000 commencing May 2004. In addition, we also sold its inventory of prepaid identification numbers ("PINS") to WQN at its carrying value on April 8, 2004, resulting in additional consideration of US$102,424. Separately, in April 2004, WQN entered into an advertising agreement with Rediff.com, Inc. entitling WQN to exclusive rights to prominent online advertising space on the Rediff.com U.S.A website. Under the terms of the advertising agreement, WQN will pay Rediff US$50,000 for twelve consecutive months commencing in May 2004 for the advertising services. WQN provided both Valucom and Rediff irrevocable letters of credit to secure WQN's remaining obligations under these agreements.

         In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the disposal of the phone card business qualifies as discontinued operations at March 31, 2004.

India Abroad Publications Inc.

         On April 27, 2001, we acquired substantially all the outstanding voting shares of India Abroad Publications Inc., a New York corporation primarily engaged in the publication of a weekly newspaper, India Abroad.

         Pursuant to a stock purchase agreement, at the closing of the acquisition, we paid approximately US$11.4 million to the selling shareholders of India Abroad. Simultaneously with this acquisition, the former principal shareholder repurchased certain assets for approximately US$1.1 million resulting in an estimated gain of approximately US$314,000, which has been recorded as reduction of goodwill. Of the amount to be paid to the former principal shareholder, we had placed US$2.0 million in an escrow account. At March 31, 2004, US$1 million remained in the escrow account.

         We accounted for this acquisition by the purchase method, in accordance with APB Opinion No. 16, which resulted in the initial creation of goodwill of approximately US$10.5 million.

Goodwill Impairment

Fiscal year ended March 31, 2004

         During the fiscal year ended March 31, 2004, we recorded a further impairment charge of US$1.7 million for the Valucom goodwill. In April 2004, we sold our phone card business for a consideration of US$500,000. The impairment charge was computed based on the sale value of the phone card business. The remainder of the Valucom goodwill of US$371,588 has been classified as "Assets held for sale" in the balance sheet at March 31, 2004.

         Our annual assessment of goodwill of India Abroad for impairment during the fiscal year ended March 31, 2004, with the assistance of an independent valuation specialist, concluded that there was no impairment of goodwill during the fiscal year ended March 31, 2004.

Fiscal year ended March 31, 2003

         During the fiscal year ended March 31 2003, we identified the following three triggering events to warrant testing of goodwill on the ValuCom acquisition for impairment:

1. On July 30, 2002, we entered into a settlement agreement with ValuCom's former founder shareholders, who were managing ValuCom subsequent to our acquisition, to finally settle in full all of our obligations, including payment of earn-out amounts, and to discharge them of their duties to the Company, which resulted in the loss of key management personnel.

2. Deregulation of the Indian long distance telecommunications market and commencement of VOIP (Voice over Internet Protocol) having resulted in increased competition, with a significant drop in international long distance rates, shifting of calls originating from the U.S. to calls originating in India and pricing pressures due to significantly lower rates offered by providers of Internet telephony. We believed that it was unlikely that these trends would reverse in the near future.

3. A significant drop in the number of Indian software professionals in the U.S., as a result of the events of September 11, 2001 and the subsequent downturn in the technology market. As a result, a key target customer group had shrunk and sales volumes were adversely affected. We believed that this trend was also unlikely to reverse in the near future.

         Following these triggering events, we re-evaluated goodwill that arose on ValuCom's acquisition.

         During the fiscal year ended March 31, 2003, we assessed the goodwill that arose on India Abroad's acquisition. Based on the application of SFAS No. 142, we concluded that goodwill relating to India Abroad was impaired.

         We determined the fair value of ValuCom and India Abroad with the assistance of an independent valuation specialist and recorded an impairment charge of US$5.1 million and US$3.2 million for ValuCom and India Abroad, respectively, during the year. Consequently, goodwill of ValuCom and India Abroad as on March 31, 2003 were US$2.0 million and US$7.3 million, respectively.

Fiscal year ended March 31, 2002

         Following the acquisition of India Abroad on April 27, 2001, we initiated a process of integrating the operations of Rediff.com Inc. (formerly thinkindia.com, Inc.) with those of India Abroad, including relocating the operations of Rediff.com Inc. from California to New York. Based upon this restructuring, we re-evaluated the goodwill that arose on the Rediff.com Inc. acquisition for impairment. After applying SFAS No. 142, we concluded that goodwill relating to Rediff.com Inc. was impaired and, accordingly, wrote off the unamortized balance of US$3.3 million as an expense in the fiscal year ended March 31, 2002.

Investment Impairment

         The market environment, including general conditions affecting the technology industry together with the downturn in valuations of dot.com companies caused us to re-examine whether the values of our Internet investments were appropriate. After reviewing key financial indicators for such investments, which were unlisted and illiquid, we concluded that such investments had suffered permanent impairment. Accordingly, during the fiscal year ended March 31, 2002, we wrote off the value of these investments and recorded an impairment expense of US$3.3 million.

         We may continue to invest in various companies for business and strategic purposes. While we will seek to preserve capital while maximizing yields, we will remain exposed to market risk to the extent the value of these investments is adversely affected. Market volatility may materially and adversely affect the value of any investments that we may make and thus have a material and adverse impact on our operating results.

Current Trading and Business Outlook

         We believe that the India Online market will be entering a phase of accelerated growth as revealed by macro indicators such as the rapid increase in mobile subscribers, higher PC sales and the impending penetration of broadband as recognized by TRAI. During the fiscal year ended March 2004, we maintained our market leadership in the Indian Online space as demonstrated by the growth of our registered user base and paid subscribers. We believe that there continues to be an opportunity and a challenge to significantly grow our fee-paying subscribers which currently account for less than 1% of our registered user base. We believe the online advertising industry is in a promising stage of development with more marketers experimenting with the medium with significantly larger budgets. Growth in this business segment is largely dependent on the advertising industry collaborating with online providers like us to cohesively promote the medium to leading marketers across the country.

         Our U.S. Publishing business, comprised of India Abroad, India in New York and Rediff.com U.S.A., maintained its leadership position within the Indian-American community during the fiscal year ended March 31, 2004. Our U.S. Publishing business segment is mainly dependent on our ability to attract advertisers in a growing market, especially in the New York area, while effectively managing costs through greater operational efficiencies across our businesses.

         The outlook for our India Online business during the fiscal year ending March 31, 2005 will be dependent on whether Indian mobile and Internet users, who are largely in the early stage of use, quickly adopt the advanced services we provide such as ring tone downloads, e-commerce, online matchmaking and paid e-mail services.

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

Operating Results

         We sold our phone card business in April 2004. In accordance with SFAS 144, Accounting for the impairment or disposal of long-lived assets, the disposal of our phone card business qualifies as discontinued operations at March 31, 2004. The results of operations of the phone card business are disclosed as discontinued operations in our consolidated statements of operations.

         The comparative analysis presented below relates to our continuing operations.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

         Revenues. Total revenues for the fiscal year ended March 31, 2004 increased 10.2% to US$9.5 million from US$8.6 million for the fiscal year ended March 31, 2003. This increase was principally attributable to the increase in revenues from our India Online business.

         India Online business. We recognized US$3.6 million as revenues for the India Online business for the fiscal year ended March 31, 2004 as compared to US$2.8 million for the fiscal year ended March 31, 2003, representing an increase of US$0.9 million, or 31.4%, over the previous fiscal year. The increase in revenue was mainly due to increases in:

               o advertising revenues by US$0.3 million, primarily as a result of an increase in Internet advertising in India.

               o fee based services by US$0.6 million due to an increase in revenues from our subscription services, mobile SMS services and our e-commerce marketplace. This resulted from a greater number of users and greater usage of these services.

         U.S. Publishing business. We recognized US$5.8 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2004. The revenues during the year were largely flat as compared to the previous year.

         Cost of revenues. Cost of revenues primarily includes cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad newspaper, e-commerce marketplace related costs and related salaries. For the fiscal year ended March 31, 2004, cost of revenues was US$4.7 million or 50.2% of total revenues compared to US$5.6 million or 64.9% of revenues for the previous fiscal year. This represents a decrease of US$0.8 million, or 14.8%, over the previous fiscal year due to the decrease in the cost of revenue for our U.S. publishing business by US$0.9 million, which was partially offset by an increase in cost of revenues of our India Online business by US$52,000.

         The decline in cost of revenues for the U.S. Publishing business resulted from benefits arising from tighter integration between our US and Indian operations, including shifting of some high cost U.S. operations to India, favorable negotiations with key vendors and other cost control initiatives.

         We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004, as we expect to incur additional costs to develop new products and services, and enhance the content that we currently offer on Rediff.com.

         Sales and marketing expenses. Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. For the fiscal year ended March 31, 2004, sales and marketing expenses were US$1.0 million compared to US$2.6 million for the fiscal year ended March 31, 2003, representing a decrease of US$1.6 million, or 63.3%, over the previous fiscal year. This decrease was primarily due to a decrease in advertising expenditures by approximately US$0.7 million, writeback of allowances no longer required, amounting to approximately US$0.7 million and reduction of personnel expenses by approximately US$79,000.

         We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2005, as compared to the fiscal year ended March 31, 2004, as we launch more products and services and expand the range of offerings on our websites.

         Product development expenses. Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the fiscal year ended March 31, 2004, product development expenses were US$1.6 million compared to US$1.8 million for the fiscal year ended March 31, 2003, representing a decrease of US$0.2 million, or 12.2%. The decrease was primarily due to lower software development expenses, internet communication costs and personnel costs.

         We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

         General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premia, depreciation and sundry administrative costs. For the fiscal year ended March 31, 2004, general and administrative expenses were US$5.4 million compared to US$7.3 million for the fiscal year ended March 31, 2003, representing a decrease of US$1.9 million, or 26.2%. This decrease was primarily due to a decrease of US$0.7 million in deprecation expense primarily as a result of certain assets being fully depreciated, decrease in personnel expenses of US$0.6 million, a decrease of US$0.4 million in legal and professional services expense and a write back of allowances no longer required, amounting to US$0.1 million. We expect that as we continue to grow, our general and administrative expenses will increase in the future.

         Other income (loss), net. Other income (loss), net primarily consists of interest income and foreign exchange gain or loss. During the fiscal year ended March 31, 2004, other expense (net) was US$0.1 million compared to an income (net) of US$18,000 for the fiscal year ended March 31, 2003, representing a decrease of US$0.1 million, or 791.7%. Interest income for the fiscal year ended March 31, 2004 was US$0.3 million compared to US$0.4 million for the fiscal year ended March 31, 2003, representing a decline of US$0.1 million, or 16.0%. The decrease in interest income was due to lower applicable interest rates and lower average balance of cash and cash equivalents during the fiscal year ended March 31, 2004 as compared to the fiscal year ended March 31, 2003. Foreign exchange loss for the fiscal year ended March 31, 2004 was US$0.5 million as compared to a loss of US$0.4 million for the previous fiscal year. The net foreign exchange loss was as a result of appreciation of the Indian Rupee by 8.6% to Rs.43.4 per U.S. dollar as of March 31, 2004 from Rs.47.50 per U.S. dollar as of March 31, 2003, which lowered the value in Rupee terms of our U.S. dollar denominated revenues.

         Net loss. Our net loss was US$5.7 million for the fiscal year ended March 31, 2004 compared to a net loss of US$19.0 million for the fiscal year ended March 31, 2003.

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

         Revenues. Total revenues for the fiscal year ended March 31, 2003 was US$8.6 million as compared to US$7.9 million for the fiscal year ended March 31, 2002. This represents an increase of US$0.7 million or 9.1% over previous year. Of the increase in revenue, US$0.2 million arose in the India Online business and US$0.5 million in the U.S. Publishing business.

         India Online business. We recognized US$2.8 million as revenues for the India Online business for the fiscal year ended March 31, 2003 as compared to US$2.6 million for the fiscal year ended March 31, 2002, representing an increase of US$0.2 million, or 7.4%, over the previous fiscal year. The increase in fee based revenue included an increase of US$0.3 million in fee based revenues as a result of higher sales of our various services such as Rediffmail mobile, Rediffmail Pro, a paid e-mail service, SMS based value added services such as games, contest, dating services and e-commerce services. This increase was partially offset by a decline of US$0.3 million in advertising revenue.

         U.S. Publishing business. We recognized US$5.8 million in revenues for the U.S. publishing business for the fiscal year ended March 31, 2003 as compared to US$5.3 million for the fiscal year ended March 31, 2002, representing an increase of US$0.5 million or 9.9% over the previous fiscal year. The increase in revenue primarily resulted from an increase in advertising revenue. During the fiscal year ended March 31, 2003, we launched a number of special interest supplements in the India Abroad newspaper which were well received by advertisers in the United States and India.

         Cost of revenues. Cost of revenues primarily include the cost of content for the Rediff websites, editorial cost, printing and circulation cost for the India Abroad newspaper, e-commerce marketplace related cost and related salaries. For the fiscal year ended March 31, 2003, cost of revenues was US$5.6 million or 64.9% of revenues compared to US$5.1 million or 64.9% of revenues for the fiscal year ended March 31, 2002. This represents an increase of US$0.5 million, or 9.1%, over the previous fiscal year. The increase was principally attributable to an increase of US$0.5 million in U.S. publishing editorial costs, an increase of US$0.2 million in U.S. publishing circulation costs and an increase of US$0.2 million in India online e-commerce costs. The above increase was partially offset by a decrease of US$0.4 million in India online cost of revenues.

         Sales and marketing expenses. Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising, promotion and market research costs. Sales and marketing expenses were flat at US$2.6 million for the years ended March 31, 2003 and 2002.

         Product development expenses. Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the fiscal year ended March 31, 2003 product development expenses were US$1.8 million compared to US$3.1 million for the fiscal year ended March 31, 2002, representing a decrease of US$1.3 million, or 41.1%, over the previous fiscal year. The decrease in product development expenses included US$0.7 million decrease in internet communication costs and US$0.3 million decrease on account of lower amortization expenses as a result of certain website development costs being fully amortized.

         General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premia, depreciation and sundry administrative costs. For the fiscal year ended March 31, 2003, general and administrative expenses were US$7.3 million compared to US$7.9 million for the fiscal year ended March 31, 2002, representing a decrease of US$0.6 million, or 7.1%, over the previous fiscal year. This decrease was largely on account of lower legal and professional fees and a lower allowance for doubtful accounts receivable.

         Restructuring costs and legal fees. During the fiscal year ended March 31, 2003, restructuring costs and legal fees were nil as compared to US$0.8 million for the fiscal year ended March 31, 2002. Restructuring costs and legal fees for the fiscal year ended March 31, 2002 of US$0.8 million include US$0.6 million for restructuring expenses in accordance with SAB 100 and EITF 94-3 primarily consisting of lease termination costs, expenses for relocation of equipment and staff and severance payments. These costs related to restructuring and relocating Rediff.com Inc's operations from California to New York and its integration with India Abroad. The balance of US$0.2 million represented our retention under our directors and officers liability insurance for legal fees relating to the class action suit described under "Business--Legal Proceedings".

         Other income, net. Other income, net primarily consists of interest income and foreign exchange gain or loss. During the fiscal year ended March 31, 2003, other income (net) was US$18,090 compared to US$2.0 million for the fiscal year ended March 31, 2002. Interest income for the fiscal year was US$0.4 million compared to US$0.9 million for the fiscal year ended March 31, 2002. The decrease in interest income was due to lower interest rates and lower average balance of cash and cash equivalents. Foreign exchange loss for the fiscal year was US$0.4 million as compared to a gain of US$1.1 million for the fiscal year ended March 31, 2002. The net foreign exchange loss was as a result of appreciation of the Indian Rupee against the U.S. dollar during the year, which lowered the value in Rupee terms of our U.S. dollar denominated revenues.

         Net loss. Our net loss was US$19.0 million for the fiscal year ended March 31, 2003 compared to a net loss of US$14.8 million for the fiscal year ended March 31, 2002.

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

Liquidity and Capital Expenditures

         Our primary liquidity needs have been to finance our losses from operations, acquisition of India Abroad and loss from the acquisition and sale of Value Communications and capital expenditures. We have funded these costs primarily from the private sales of equity securities, sale of ADSs and from cash received from our operations.

         For the fiscal years ended March 31, 2002, 2003 and 2004, we incurred net losses of US$14.8 million, US$19.0 million and US$5.7 million, respectively. Although our net losses have decreased as a result of, among other reasons, realized cost efficiencies and increased revenues, we expect to continue to incur net losses and negative cash flows from operations, which will require us to continue to use the proceeds from the sale of our equity securities and ADSs.

         As of March 31, 2004, our accounts receivable balance was US$1.9 million compared to US$1.4 million as of March 31, 2003, net of allowances of US$1.2 million and US$1.0 million as of March 31, 2004 and 2003, respectively. This increase was principally due to the increase in our revenues. During the years ended March 31, 2002, 2003 and 2004, we had write-offs or provided allowances of US$0.4 million, US$0.2 million and US$0.2 million for delinquent trade receivables, respectively. These write-offs and allowances constituted 5.1%, 2.3% and 2.2% of total revenues, respectively in those years.

Cash Flows


                                                        For the Fiscal Year Ended March 31,
                                           --------------------------------------------------------------
                                                2002                   2003                   2004
                                           -----------------      -----------------      ----------------


 Net cash used in (provided  by)
 operating activities..............

 - from continuing operations               US$(7,916,592)          US$(6,720,388)        US$(2,886,563)
 -from discontinued operations                 US$721,075           US$(2,128,786)          US$(373,744)
                                            --------------          --------------        --------------
 Total.............................         US$(7,195,517)          US$(8,849,174)        US$(3,260,307)
                                            ==============          ==============        ==============
 Net cash used in investing
 activities........................        US$(11,620,422)          US$(3,753,778)          US$(561,783)
                                           ---------------          --------------          ------------
 Net cash provided by (used  in)
 financing activities..............           US$(861,929)                      -             US$73,473
                                              ------------          --------------            ---------
 Effect of exchange rate changes
 on cash............................        US$(1,456,041)             US$466,891          US$1,004,004
                                           ===============         ==============         =============
 Net decrease in cash and cash
 equivalents.......................        US$(21,133,909)         US$(12,136,061)        US$(2,744,613)
                                           ===============         ===============        ==============


         Fiscal Year Ended March 31, 2004

         Net cash from continuing operations used in operating activities of US$2.9 million during the fiscal year ended March 31, 2004 was primarily attributable to a net loss of US$5.7 million which included non-cash items of depreciation and amortization of US$1.3 million. Other cash flows included decreases in accounts payable and accrued liabilities of US$0.9 million and increase in accounts receivable of US$0.5 million. This was offset by a reduction in prepaid and other current assets of US$0.2 million, an increase in unearned revenues of US$0.1 million due principally to higher collections during the year and a decrease in recoverable income taxes of US$0.2 million due principally to refund of taxes from Indian Tax authorities.

         Net cash used in investing activities during the fiscal year ended March 31, 2004 was US$0.6 million, comprising principally purchases of computers and other capital equipment in connection with the expansion of our network.

         Net cash provided by financing activities during the fiscal year ended March 31, 2004 was US$73,000 representing cash received for employee stock options exercised during the year.

         As of March 31, 2004, we had aggregate commitments for capital expenditures of approximately US$4,896.

         Fiscal Year Ended March 31, 2003

         Net cash from continuing operations used in operating activities of US$6.7 million during the fiscal year ended March 31, 2003 was primarily attributable to a net loss of US$19.0 million which included non-cash items of depreciation and amortization of US$2.0 million and goodwill impairment of US$3.2 million. Other cash outflows included an increase in accounts receivable of US$0.4 million and decreases in accounts payable and accrued liabilities of US$64,000. This was offset by a reduction in prepaid expenses of US$0.4 million, an increase in unearned revenue of US$0.1 million and a decrease in recoverable income taxes of US$0.2 million.

         Net cash used in investing activities during the fiscal year ended March 31, 2003 was US$3.8 million, principally for the full and final settlement with Valucom's former shareholders for US$3.4 million and purchases of computers and other capital equipment in connection with the expansion of our network and our offices aggregating US$0.4 million.

         No cash was used or provided by financing activities during the fiscal year ended March 31, 2003.

         Fiscal Year Ended March 31, 2002

         Net cash from continuing operations used in operating activities of US$7.9 million during the fiscal year ended March 31, 2002 was primarily attributable to a net loss of US$14.8 million which included non-cash items of depreciation and amortization of US$2.9 million, goodwill impairment of US$3.3 million and other than temporary diminution in the value of investments of US$3.3 million. Other cash outflows include decreases in accounts payable and accrued liabilities of US$1.2 million, an increase in recoverable income taxes of US$0.3 million and an increase in other current assets and prepaid expenses of US$0.7 million. This was offset by a reduction in accounts receivable of US$0.2 million and a decrease in other assets of US$0.7 million.

         Net cash used in investing activities during the fiscal year ended March 31, 2002 was US$11.6 million, principally for the acquisition of India Abroad for US$10.9 million and purchases of computers and other capital equipment in connection with the expansion of our network and our offices aggregating US$1.5 million.

         Net cash used by financing activities during the fiscal year ended March 31, 2002 was US$0.9 million due to repayment of long-term debt of India Abroad in connection with its acquisition.

         Contractual Obligations

            Our contractual obligations relates to operating leases, payments for which are to be made as per the table below:
            Years ended March 31,
            ---------------------

            2005................................................... US$485,767
            2006...................................................    171,203
            2007...................................................     75,677
            2008...................................................     23,400
            2009 and thereafter....................................          -
                                                                    -----------
            Total payments........................................  US$756,047
                                                                    -----------

         Capital Expenditures

         Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites and leasehold improvements. In fiscal 2004, 2003 and 2002, we had capital expenditures of US$0.6 million, US$0.4 million and US$1.5 million, respectively.

         Dividends

         We have not declared or paid any cash dividends on our equity shares since our inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. For additional information, please see the sections of this annual report entitled "Risk Factors--Risks Related to our Business" and "Taxation".

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

Income Tax Matters

         As of March 31, 2004, we had net operating loss carry forwards for our Indian operations aggregating approximately US$19.2 million, which expire between April 1, 2004 and March 31, 2012. If we do not have sufficient taxable business income or if the applicable period expires, we will lose the potential tax benefit of the relevant losses carried forward.

         As of March 31, 2004, Rediff Holdings Inc., our U.S. subsidiary and the holding company of our Rediff.com Inc. and India Abroad investments, had net operating loss carryforward of approximately US$7.4 million for federal income tax purposes. These net operating loss carryforwards expire in years 2020 through 2024. Whether Rediff Holdings is able to realize the future tax benefits related to its deferred income tax asset is dependent on many factors, including its ability to generate taxable income within the net operating loss carry forward period. Management considered these factors and believed that a full valuation allowance of the deferred tax asset was required for the period presented. For the years ended March 31, 2003 and 2004, the provision for current income taxes was US$304,000 and US$5,000, respectively.

         As of March 31, 2004, Value Communications Corporation had a net operating loss carryforward of approximately US$2.8 million. In April 2004, Valucom sold its business to Worldquest Networks Inc. This sale has resulted in a capital gain of approximately US$395,000 accruing to Value Communications Corporation. This capital gain will be offset against the available net operating losses of US$2.8 million, which will consequently be reduced to approximately US$2.4 million. For U.S. federal income tax purposes, this loss will expire in years 2021 through 2024. Following the sale of its business, Valucom currently does not engage in any business activity. Unless Valucom is able to generate taxable income within the aforesaid net operating loss carry forward period, it will not be able to realize any future tax benefit. Management considered these factors and believed that a full valuation allowance of the deferred tax asset was required for the period presented.

Market Risks

Foreign Currency Exchange Rate Risk

         The functional currency for our Indian operations is the Indian Rupee.We are exposed to foreign exchange rate fluctuations, principally relating to the fluctuation of the U.S. dollar to Indian Rupee exchange rate. We face foreign exchange risk with respect to funds held in foreign currencies and in particular will have foreign exchange losses with respect to these funds if there is an appreciation in the value of the Indian Rupee compared to such foreign currency. We also face foreign exchange risk from accounts payable to overseas vendors, which we partially mitigate with receipts in foreign currency from overseas customers and balances in foreign currency with overseas banks.

         Prior to October 2003, we held most of the proceeds from our ADS offering in U.S. dollar denominated accounts. We now hold most of our cash and cash equivalents in Indian Rupee denominated bank accounts in response to the appreciation in the value of the Indian Rupee compared to the U.S. dollar. The following table sets forth information about our net foreign exchange (US dollars) exposure as of March 31, 2004:

                                                          As of March 31, 2004
                                                             (in thousands)

             Accounts payable in U.S. dollars........                    137
             Accounts receivable in U.S. dollars, net
             of allowance............................                     90
             Cash balances held in U.S. dollars......                  1,069
                                                          --------------------
             Net foreign exchange exposure...........                  1,022
                                                          --------------------


         We do not currently try to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign exchange rate fluctuations. If the Indian Rupee appreciates against the US dollars by one Rupee, the net foreign exchange loss as of March 31, 2004 would be approximately US$24,000.

Interest Rate Risk

         We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates impacted our interest earnings for the fiscal year ended March 31, 2004. These interest rates are linked to the interest rates prevailing in India and the United States which declined during the fiscal year ended March 31, 2004. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates.

                                  MANAGEMENT

         The following table sets forth, as of September 1, 2004, the name, age and position of each of our directors and executive officers.


                               Name                   Age              Position


       Ajit Balakrishnan(1)(2)....................    56     Chairman and Managing Director
       Joy Basu * ................................    43     Chief Financial Officer
       Diwan Arun Nanda(1)(2).....................    60     Director
       Sunil N. Phatarphekar(1)(2)(3).............    40     Director
       Abhay Havaldar(1)(3).......................    42     Director
       Pulak Prasad(1)(3).........................    36     Director
       Ashok Narasimhan(1)(3).....................    57     Director

       (1)  Member of the Board of Directors
       (2)  Member of the Compensation Committee
       (3)  Member of the audit committee
       Note: Effective July 31, 2003, Nitin Gupta, formerly our President and Chief Operating Officer resigned. Effective September 5, 2003,
       Rick Filippelli, formerly our Chief Financial Officer resigned.

       * Employed only for part of the fiscal year ended March 31, 2004


         Ajit Balakrishnan is founder, Chairman and Managing Director of the Company. Mr. Balakrishnan is also Managing Director of Rediffusion-Dentsu, Young & Rubicam Private Limited, where he has served since March 1993, and a director of Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), Klaas Equipment Private Limited, India Abroad Publications Inc., India In New York Inc., Rediff.Com Inc., Rediff Holdings Inc, Value Communications Corporation, AB Technologies LLC. U.S.A, Ajit Balakrishnan Estates & Securities Private Limited and Quintrol Technologies Private Limited. Mr. Balakrishnan holds a Bachelors degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata. Mr. Balakrishnan's initial term of appointment as Managing Director of the Company expired on August 24, 2003. The shareholders have re-appointed Mr. Balakrishnan for an additional five years term as Managing Director with effect from August 24, 2003, at the Annual General Meeting held on September 29, 2003.

         Joy Basu has been our Chief Financial Officer since September 6, 2003. From April 16, 2003 to September 5, 2003, he served as our Vice President-Finance. From October 2002 to April 2003, he served as Chief Financial Officer of Sahara India Media Communication Limited. From April 2000 to September 2002, he served with the Sterlite Group of Companies, as Chief Financial Officer of Sterlite Optical Technologies-Limited from April 2000 to April 2002 and as Vice President, Corporate Finance from April 2002 to September 2002. From 1993 to 2000 he served with the RPG Group of companies, where the last position he held was General Manager - Strategic Planning. From 1986 to 1993 he served with the Tata Group in various capacities. Mr. Basu hold a Bachelors degree in Commerce from St Xaviers College, Calcutta University. He is also a member of the Institute of Chartered Accountants of India and has completed the Senior Executive Course at the Manchester Business School, U.K.

         Diwan Arun Nanda has been a director of Rediff.com India Limited since its inception in December 1995. Mr. Nanda is also - Director of Rediffusion-Dentsu, Young & Rubicam Pvt. Ltd. Klaas Equipment Private Limited, Wunderman India Private Limited, Arion Horse Co. Pvt. Ltd., Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), Dentsu, Young & Rubicam Tokyo, Japan, Royal Western India Turf Club, Ltd. Everest Integrated Communications Pvt. Ltd., Showdiff Worldwide Pvt. Ltd., , Dentsu, Young & Rubicam Sdn. Bhd, Malaysia and Clariant (India) Limited. Mr. Nanda holds a Bachelors degree in commerce from Loyola College, Chennai University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

         Sunil N. Phatarphekar has been a director of the Company since February 1998. Mr. Phatarphekar is a director of Rediffusion-Dentsu Young, & Rubicam Private Limited. He is also a partner of Doijode, Phatarphekar & Associates, a Mumbai law firm. After obtaining his Bachelors degree in Commerce from Jai Hind College, Bombay University, and a Bachelors degree in Law from Government Law College, Bombay University he joined Crawford Bayley & Company, a Mumbai law firm. Thereafter he was a partner at two Mumbai law firms, Mahimtura & Co. and Shah Desai Doijode & Phatarphekar.

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

         Pulak Prasad has been director of the Company since 1999. Since 2000, he is also a Managing Director of Warburg, Pincus & Co. Mr. Prasad holds a Bachelor's degree in Technology from the Indian Institute of Technology, Delhi and an Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

         Ashok Narasimhan has been a director of the Company since June 25, 2002. He is currently Chairman, CEO and Co-Founder of July Systems Inc. He is also limited partner, advisor, and board member for a number of U.S. venture capital funds. He was earlier founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the board of Infospace. Prior to this, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. He holds a Bachelors Degree in Physics from Madras University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata.

Board Composition

         On March 16, 2000, we amended our Articles of Association. Our Amended Articles of Association set the minimum number of directors at three and the maximum number of directors at seven. We currently have six directors. Our Articles of Association provide as follows:

               o Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold not less than 10.0% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

               o The remaining directors on the Board of Directors are non-permanent directors, and one-third of these non-permanent directors are liable to retire by rotation each year, the members of the Board having served the longest retiring first. These directors may be reappointed at the annual general meeting of the shareholders. Mr. Abhay Havaldar and Mr. Ashok Narasimhan retired by rotation and were re-elected by the shareholders for a further three year term at the annual general meeting of the Company held on August 9, 2004.

Code of Ethics

         Effective February 15, 2004, we have adopted a code of ethics for all of our employees and for all of our directors. We will provide a copy of our code of ethics to any person without charge, upon request.

Board Committees

         The audit committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are Abhay Havaldar, Sunil N. Phatarphekar, Pulak Prasad and Ashok Narasimhan.

         The Compensation Committee of the Board of Directors determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by us. The Compensation Committee also administers our compensation plans. The members of the Compensation Committee are Ajit Balakrishnan, Diwan Arun Nanda and Sunil N. Phatarphekar.

Audit Committee Financial Expert

         As of March 31, 2004, no member of our audit committee met the requirements to be an independent audit committee financial expert under the SEC's definition. We intend to appoint to our board a director who will act as the independent audit committee financial expert prior to July 2005.

Employees

         As of March 31, 2004, we had 222 employees and full-time consultants. Of such employees, 29 are administrative, 65 are in our sales and marketing teams, 87 are creative and editorial, 11 are dedicated to production and circulation, 12 are dedicated to e-commerce and 18 are dedicated to product development. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by geographic location of our facilities and by department:

Department                      Mumbai        Delhi        New York       Total

Creative                         22              5              -           27
Editorial                        42              5             13           60
Production                        -              -              6            6
Circulation                       -              -              5            5
Sales and Marketing              30             10             25           65
Product Development              17              -              1           18
E-Commerce                       12              -              -           12
Administration                   19              -             10           29
                             ------- -------------- -------------- ------------
         Total                  142             20             60          222
                             ------- -------------- -------------- ------------

Compensation

         Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2003, we did not pay any fees to our non-employee directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings.

         The total remuneration received by our executive officers and directors for their services to us for the fiscal year ended March 31, 2004 was approximately US$362,666.

         The following table sets forth details regarding:

               (i) compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2004; and

               (ii) equity shares arising out of warrants granted to such officers and directors under the Employee Stock Option Plan, or ESOP, since inception of such plan.

         The dollar amounts in the following table are based on the weighted average of the exchange rate used in our financial statements for such period.


Name                    Salary             Equity Shares arising out of     Grant    Expiration date
                        and other          warrants granted during the      price
                        compensation       year under the 1999 ESOP, 1999   (US$)
                                           ASOP and the 2002 ADR ESOP


Ajit Balakrishnan       US$120,192                               -            -                  -

Joy Basu *                  50,710                           7,500          7.52          April 23, 2013
                                                             2,500         10.36      September 11, 2013

Sunil Phatarphekar               -                               -            -                  -

Abhay Havaldar                   -                               -            -                  -

Ashok Narasimhan                 -                               -            -                  -

Rick J. Filippelli *       110,808                               -            -                  -

Nitin Gupta *               80,956                               -            -                  -


*     Employed only for part of the fiscal year ended March 31, 2004


Employee Benefit Plans

Employee Stock Option Plan 1999

         Our 1999 Employee Stock Option Plan (the "1999 ESOP"), allows for the grant to our employees of warrants to purchase our equity shares. Each warrant granted gives the employee the right to purchase a specified number of our equity shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 222,300 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$6.73 (Rs.293) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 equity shares at a weighted average exercise price of US$2.25 (Rs.108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 equity shares from the employees who had left the Company. During the fiscal year ended March 31, 2003, warrants equivalent to 12,900 equity shares were forfeited due to the resignation of employees. During the fiscal year ended March 31, 2004, we granted additional warrants equivalent to the right to purchase 7,500 equity shares and during the same period, warrants equivalent to 22,975 equity shares were forfeited due to resignation of employees.

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

Associate Stock Option Plan 1999

         We have an Associate Stock Option Plan 1999 (the "1999 ASOP"), which allows for the grant to our associates, such as key vendors, software developers, retainers, consultants, and all other persons or legal entities not eligible to participate in the 1999 ESOP, of warrants to purchase our equity shares. Each warrant granted gives the associate the right to purchase a specified number of our equity shares under the 1999 ASOP. The 1999 ASOP was approved by our Board of Directors in April 1999 and by our shareholders in February 1999. A total of 198,000 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, we had granted warrants under the 1999 ASOP, equivalent to the right to purchase 73,600 equity shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$11.73 (Rs.511) per share. From April 1, 2001 to March 31, 2002 there was a fresh issuance of warrants equivalent to 1000 equity shares to Associates at the rate of US$2.25 (Rs.108) under the 1999 ASOP. During the same period, there was a forfeiture of warrants, equivalent to 5,750 equity shares from the associates who had terminated their association with Rediff. Warrants equivalent to 28,000 equity shares were issued on January 1, 2003 at an exercise price of US$2.28 (Rs.109) to three Directors of the Company.

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

ValuCom Stock Option Plans

         On April 1, 2000, ValuCom adopted the Value Communications Corporation 2000 Stock Incentive Compensation Plan as a means of encouraging stock ownership by its employees, officers, directors and advisors. Under terms of this plan, non-qualified options to purchase up to 300,000 shares of common stock of ValuCom were reserved for issuance, were generally granted at not less than fair market value, became exercisable as established by ValuCom (generally over four years) and generally expire seven years from the date of grant.

         On the date of ValuCom's acquisition, we contractually agreed to replace the existing employee stock options of ValuCom employees with our options once we obtained approvals necessary to establish a stock option plan in the U.S.

         As of March 31, 2002, under the terms of an agreement with the ValuCom employees holding options to purchase shares of ValuCom, we agreed to pay such employees the cash value of their vested options as of that date. The value of the options was calculated pursuant to a formula included in the stock purchase agreement. An amount of US$133,000 was recorded as of that date and included in goodwill. During the fiscal year ended March 31, 2003, an aggregate of US$176,299 was paid to employees and US$43,299 was recorded as a compensation expense. We no longer have any obligations under the ValuCom option plan.

2002 Stock Option plan

         In January 2002 our board of directors approved the 2002 Stock Option Plan ("2002 plan") which provides for the grant of stock options to our employees. All options under this plan are exercisable for our ADSs. Necessary approvals from the regulators in India have been obtained. During the fiscal year ended March 31, 2004, we made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of our equity shares were reserved for issuance under the 2002 plan. As of March 31, 2003, we had granted under the 2002 stock option plan, warrants equivalent to the right to purchase 220,500 equity shares at an exercise price of Rs.109. During the fiscal year ended March 31, 2004, we granted warrants equivalent to the right to purchase 116,000 equity shares at a weighted average exercise price of US$7.75. During the same period, warrants equivalent to 32,225 equity shares were exercised and warrants equivalent to 69,250 equity shares were forfeited. The options granted under the 2002 ADR plan vest at the rates set forth in every award.

Retirement Plans

         Gratuity. We provide for gratuity, an unfunded defined benefit retirement plan covering its eligible employees in India based on third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement or termination of employment in an amount equivalent to 15 days' salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service.

         Net periodic pension cost for the years ended March 31, 2004 and the unfunded benefit liability as of March 31, 2004 are as follows:


                                                                           Years ended March 31,
                                                                           ---------------------
                                                             2002                2003                 2004
                                                          ------------      --------------         -----------
Change in benefit obligation


Benefit obligation at the beginning of the year ..........US$35,650            US$53,729           US $66,439
Actuarial (gain) loss ....................................      520               (8,631)              (3,042)
Service cost .............................................   15,651               14,328               14,875
Interest cost ............................................    3,758                5,316                5,350
Benefits paid ............................................      -                    -                 (2,724)
Effect of exchange rate changes ..........................   (1,850)               1,697                7,123
                                                          ------------        ----------           -----------
Benefit obligation at the end of the year ............... US$53,729            US$66,439            US$88,021
Unrecognized net actuarial (loss) gain ..................    (9,885)                (773)               2,229
                                                          ------------        ----------           ----------
Accrued liability ....................................... US$43,844           US$ 65,666           US$ 90,250
                                                          ------------        ----------           ----------


         The assumptions used in accounting for gratuity in the fiscal year ended March 31, 2004 were as follows:

                                                            Fiscal Year Ended
                                                              March 31, 2004

        Rupee discount rate...................................        7%
        Rate of increase in Rupee compensation................        8%



         Provident Fund. Employees based in India and we each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, we expense such contributions to operations as incurred. The amount contributed by us to the provident fund, in the aggregate, was US$77,677 for the fiscal year ended March 31, 2004.

                          RELATED PARTY TRANSACTIONS

Lease Agreement

         In October 1998, we entered into an agreement with Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Diwan Arun Nanda are shareholders and directors, whereby we occupied the offices in New Delhi formerly occupied by Rediffusion-Dentsu, Young & Rubicam Limited, and reimburse Rediffusion-Dentsu, Young & Rubicam Limited for the respective lease payments. This lease was terminated in December 2001. Total lease payments made during the years ended March 31, 2002 were US$7,000. There were no payments made during the fiscal years ended March 31, 2003 and March 31, 2004.

Advertising Services Cost Agreement

         On December 28, 1998, we entered into an agreement with Rediffusion-Dentsu, Young & Rubicam Private Limited, a company in which Mr. Ajit Balakrishnan and Diwan Arun Nanda are shareholders and directors, for advertising services. Under the terms of the engagement letter, Rediffusion-Dentsu, Young & Rubicam Limited provide advertising services to us and we pay them ten percent commission on the amounts charged by third parties for the execution of such advertising. Aggregate commission payments made to Rediffusion-Dentsu, Young & Rubicam Limited for the fiscal ended March 31, 2002 were approximately US$113,808. There were no payments made during the fiscal years ended March 31, 2003 and March 31, 2004.

Advertising Revenues

         During the fiscal years ended March 31, 2004 and 2003, we received US$11,537 and US$1,345 as advertising revenues from Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Diwan Arun Nanda are shareholders and directors. We did not receive any such amounts during the fiscal year ended March 31, 2002.

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

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

         ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs (other than a sale on a stock exchange) by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Further, under current Indian law the Depository cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. Our depository will be allowed to accept deposits of outstanding equity shares and issue ADRs, evidencing ADSs representing such equity shares only to the extent, and limited to the number, of ADSs converted into underlying equity shares and sold in the domestic market and provided such outstanding equity shares which are to be deposited are purchased on a recognized stock exchange through SEBI registered stock brokers. Investors who seek to sell in India to resident Indians any equity shares (other than a sale on a stock exchange) withdrawn from the depository facility and to convert the Rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will, subject to the foregoing, have to obtain Reserve Bank of India approval for each such transaction. Since our equity shares are not listed on a recognized stock exchange, the prior approval of the RBI would be required for such sale of our equity shares to resident Indians.

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

Sponsored ADR Schemes

         From November 2002, the RBI has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADR's against the block of existing shares of the Indian company, subject to the following conditions:

               o The facility to sell the shares would be available pari passu to all categories of shareholders.

               o The sponsoring company whose shareholders propose to divest existing shares in the overseas market through issue of ADRs will give an option to all its shareholders indicating the number of shares to be divested and mechanism how the price will be determined under the ADR norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings.

               o The proposal for divestment of the shares would have to be approved by a special resolution of the Indian company.

               o The proceeds of the ADR issue raised abroad shall be repatriated into India within a period of one month from the closure of the issue. However, the proceeds of the ADR issue can also be retained abroad to meet the future foreign exchange requirements of the company and by a recent notification this facility has been extended indefinitely till further notice.

               o The issue related expenses in relation to public issue of ADRs under this scheme would be subject to a ceiling of 4% in the case of GDRs and 7% in the case of ADRs of the issue size in the case of public issues and 2% of the issue size in case of private placements. The issue related expenses would include underwriting commissions, lead manager charges, legal expenses and reimbursable expenses. The issue expenses shall be passed onto the shareholders participating in the sponsored issue on a pro rata basis.

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

         The number of outstanding equity shares as of March 31, 2004, was 12,827,425. We have been informed by our depository that as of March 31, 2004, there were approximately 30 record holders of ADRs evidencing 5,354,450 ADSs (representing 2677,225 equity shares) in the United States.

         The tables below set forth high and low trading prices for our ADSs on the NASDAQ National Market until June 24, 2002, and thereafter on the NASDAQ Small Cap Market:

Annual and Quarterly high-low price history:


                                                                          Price Per American
                                                                            Depositary Share
                                                                           (in U.S. dollars)
                                                                            High         Low
                                                                            ----         ---


Fiscal  year ended March 31, 2002.....................................    4.95          0.45
Fiscal  year ended March 31, 2003.....................................    4.78          0.21
First Quarter (April 2002 to June 2002)...............................    1.28          0.35
Second Quarter (July 2002 to September 2002)..........................    0.48          0.32
Third Quarter (October 2002 to December 2002).........................    1.15          0.21
Fourth Quarter (January 2003 to March 2003)...........................    4.78          1.06
First Quarter (April 2003 to June 2003)...............................    7.92          2.76
Second Quarter (July 2003 to September 2003)..........................   10.55          4.11
Third Quarter (October 2003 to December 2003).........................    7.25          4.65
Fourth Quarter (January 2004 to March 2004)...........................   13.87          5.27
First Quarter (April 2004 to June 2004)...............................   15.47          6.35

Monthly high-low price history for previous six months:
------------------------------------------------------

                                                                        Price per American
                                                                          Depositary Share
                                                                         (in U.S. dollars)
Previous six months                                                       High         Low
-------------------                                                       ----         ---
March 2004...........................................................  13.87          7.24
April 2004...........................................................  15.47          8.62
May 2004.............................................................   9.49          6.35
June 2004............................................................   9.60          7.55
July 2004............................................................   8.40          5.25
August 2004..........................................................   7.71          5.30
September 2004 (through September 23, 2004)..........................   8.43          7.1


             RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

         Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities in Indian companies, was regulated by the FERA. As of June 1, 2000, foreign investment in and divestment from Indian securities have been regulated by the provisions of FEMA, the notifications and regulations issued by the Reserve Bank of India thereunder, and the rules made by the Ministry of Finance of the Government of India. A summary of the regulatory environment for foreign investment in India is provided below.

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

Foreign Direct Investment

         Currently, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, does not require the prior approval of the Government of India, or the Reserve Bank of India. We applied for and obtained the approval of the Government of India for our ADS offering. The Government of India has indicated that in all cases the Reserve Bank of India would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where Government of India approval is obtained, no prior approval of the Reserve Bank of India is required, although a declaration in the prescribed form, detailing the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies. Any transfer of shares of an Indian company by a non-resident Indian requires the prior approval of the Government of India and the Reserve Bank of India.

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

         Foreign Institution Investors - Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased up to the sectoral cap/statutory ceiling, as applicable if the shareholders of the company pass a special resolution to that effect. The 10% limit referred to above may be increased to 24% if the shareholders of the company pass a special resolution to that effect. No single foreign institutional investor may hold more than 10% of the shares of an Indian company if investing through proprietary funds, or 5% if investing through funds of a individual or corporate sub-account of the shares of an Indian Company and no single non-resident Indian may hold more than 5% of the shares of an Indian company.

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

                            PRINCIPAL SHAREHOLDERS

         The following table provides information relating to the beneficial ownership of our equity shares for:

     o each of the executive officers named in the summary compensation table and each of our directors;
     o    all of our directors and executive officers as a group; and
     o each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our equity shares


                              Shares Beneficially Owned    Shares Beneficially Owned As   Shares Beneficially Owned As
                                  As of May 6, 2004              of June 30, 2003               of March 31, 2002
                              ---------------------------  ----------------------------   -----------------------------
                                            Percent of                     Percent of                     Percent of
                               Number of   total equity    Number of      total equity     Number of     total equity
    Name and Address of         equity        shares         equity          shares          equity         shares
      Beneficial Owner        shares held   outstanding   shares held     outstanding     shares held     outstanding
 -----------------------      -----------  -------------  ------------   -------------   -------------   ---------------


Officers and Directors
Ajit Balakrishnan (1)(1A)
(1B) (IC)                       3,463,982            27%     3,463,982            27.07%     3,300,192            25.8%

Diwan Arun Nanda (1)            3,444,742            27%     3,444,742            26.92%     3,300,202            25.8%

Sunil N. Phatarphekar *                 -             -              -                -              -               -
Abhay Havaldar (2) *            2,200,000            17%     2,200,000             17.2%     2,200,000            17.2%

Pulak Prasad (3) c/o
Warburg, Pincus & Co.466
Lexington Avenue, New York,
NY 10017                        2,008,000            16%     2,132,804             16.7%     2,445,499            19.1%

All Directors and Officers
as a Group (5 persons)          8,916,722            70%     9,041,526            70.66%     9,045,891           70.70%

5% Shareholders

Rediffusion Holdings
Private Limited(1)Ready
Money Terrace, 167, Dr.
Annie Besant RoadWorli,
Mumbai, 400 018, India          2,200,002            17%     2,200,002             17.2%     2,200,002            17.2%

Draper-India International
c/o Multiconsult Ltd. Les
Jamalacs, Vieux Conseil
Street, Port Louis,
Mauritius                       2,200,000            17%     2,200,000             17.2%     2,200,000            17.2%

Queenswood Investments Ltd
C/O Multiconsult Limited,
Les Jamalacs, Vieux Conseil
StreetPort Louis, Mauritius     2,008,000            16%     2,132,804             16.7%     2,445,499            19.1%


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

(3)      Includes 2,008,000 equity shares held by Queenswood Investments
         Limited. Pulak Prasad is a Managing Director and member of Warburg
         Pincus LLC. Fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Equity
         Partners, L.P. (including three affiliated partnerships) ("WPEP") and fifty percent (50%) of the outstanding equity of Queenswood
         Investments Limited is held by Warburg, Pincus Ventures
         International, L.P. ("WPVI"). Warburg Pincus & Co. ("WP") is the sole general partner of WPEP and WPVI. WPEP and WPVI are managed by Warburg Pincus LLC ("WP LLC"). All shares indicated as held by Mr.
         Prasad are included because of his affiliation with the Warburg
         Pincus entities. Mr. Prasad disclaims beneficial ownership of all shares held by the Warburg Pincus entities.
         Our ADSs are listed on the Nasdaq and each ADS is represented by one-half of one equity share of par value of Rs.5 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Act. We have been informed by our depository that as of March 31, 2004
         5,354,450 ADSs were held by approximately 32 record holders of ADRs in the United States.

    * In addition to the above, the following directors have also been granted stock options under the ASOP Plan 1999:

         Abhay Havaldar - 16,000 equity shares granted on January 1, 2003 at an exercise price of Rs.109.42 per share

         Sunil N. Phatarphekar - 6,000 equity shares granted on January 1,
         2003 at an exercise price of Rs.109.42 per share

         Ashok Narasimhan - 6,000 equity shares granted on January 1, 2003 at an exercise price of Rs.109.42 per share

         None of the directors have exercised their options till date. The period during which these options may be exercised expires 5 years after the date of grant.

                                   TAXATION

Indian Tax

         The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, please note that the tax rates described herein are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2004 to the extent such provisions are effective. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.

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

Taxation of Distributions

         Dividend distributed by a domestic company to shareholders will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, the Company is required to pay as tax 13.07%, including applicable surcharge and Education Cess, of the total dividend declared.

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

         In terms of Article 8(3) of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, (Scheme) issued by the Central Government, conversion of FCCBs (including ADS) into shares will not give rise to any capital gains liable to tax in India.

         Since the exemption is provided under the Scheme and not under the Income Tax Act, 1961, it cannot be guaranteed that the tax authorities would grant such exemption. Moreover Article 7(3) of the Scheme clarifies that the cost of acquisition of the underlying shares acquired through the redemption of ADRs/GDRs, shall be reckoned as the price of ordinary shares of the issuing company prevailing on the Stock Exchange on the date of the advice or redemption. Therefore the tax authorities may argue that since the Scheme does not provide the methodology for calculating the capital gains on sale of underlying shares in the case of unlisted companies, the benefit under the Scheme would not be available to companies not listed in India. In such a case there may be a risk of taxability of gains on acquisition of underlying equity shares upon redemption of ADSs.

Taxation on Sale of Equity Shares

         Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of the ADS by our Depositary in the case of non resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%. Surcharge on this tax would be applicable at the rate of 2.5% in the case of corporations whereas for individuals and association of persons, the rate of surcharge would be 10% if their Indian taxable income exceeds Rs.850,000. In all the above cases the amount of tax and surcharge would be increased by an Education Cess of 2%. Though section 115AC provides for lower rate of tax (i.e. 10% plus surcharge where applicable and Education Cess of 2%) on long term capital gains arising from transfer of ADS (other than between two non-residents), it is unclear whether the lower rate of tax would also extend to such gains arising from transfer of shares converted from ADS under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income Tax Act also provide for lower rate of tax (i.e. 10% plus surcharge where applicable and Education Cess of 2%) for specific class of taxpayers e.g. Foreign Institutional Investors registered with the Securities and Exchange Board of India.

         If section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are not applicable to a non-resident holder, long-term capital gains realized on the sale of such equity shares which are listed in India will still be subject to tax at the rate of 10% plus surcharge wherever applicable (as mentioned above) and Education Cess. In the case of non-residents, the option of taxation of capital gains on sale of listed securities at 10% may be litigative since the tax department may contend that the option is available only to residents. The non-resident holders will also be able to avail of the benefits of exchange rate fluctuations for the computation of capital gains tax, which are not available to a non-resident holder under section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

         Where the equity shares have been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 40% (plus applicable surcharge and Education Cess as mentioned above.) The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. During the period the underlying equity shares are held by non-resident investors on a transfer from our Depositary upon redemption of ADSs, the provisions of the Avoidance of Double Taxation Agreement entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide U.S. residents with any relief from Indian tax on capital gains.

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

Stamp Duty

         Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. In case the equity shares of the company are held in a dematerialized form, no stamp duty would be payable on the acquisition or transfer of such equity shares.

Other Taxes

         At present, there are no Indian taxes on wealth, gifts and inheritance, which may apply to the ADSs and underlying equity shares.

Service Tax

         Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 10% The stockbroker is responsible for collecting the service tax and paying it to the relevant authority. Payments received in India in convertible foreign exchange are currently exempted from the levy of service tax.

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

         On June 9, 2000, the Information Technology, Act was enacted and was made effective as of October 17, 2000.

         The IT Act has been enacted to:

o    give legal validity to online contracts;
o    give legal validity to digital signatures;
o    make electronic records admissible in court in evidentiary proceedings;
o set default rules for time and place of dispatch and receipt of electronic records;
o allow for filing of documents with the Government of India in electronic form;
o allow for retention of documents, information or records in electronic form;
o    set up certifying authorities to issue and supervise digital signatures;
o set up a controller of certifying authorities to monitor and supervise the certifying authorities;
o set up Cyber Regulations Appellate Tribunals to act as quasi-judicial bodies with respect to disputes relating to online transactions; and
o    Penalize computer crimes.

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

United States Federal Tax

         The following discussion describes certain U.S. federal income tax consequences of the acquisition, ownership and sale of ADSs that are generally applicable to U.S. investors. For these purposes, you are a U.S. investor if you are:

o a citizen or resident of the United States under U.S. federal income tax laws;
o a corporation organized under the laws of the United States or of any political subdivision of the United States; or
o an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

         This discussion only applies to ADSs that you own as capital assets.

         Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special tax rules, including:

o    insurance companies;
o    tax-exempt entities;
o    dealers in securities;
o    financial institutions;
o persons who own the ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) consisted of the ADS and one or more other positions for tax purposes;
o    persons whose functional currency is not the U.S. dollar; or
o persons who own, actually or constructively, 10% or more of our voting stock.

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

         If we are treated as a PFIC, and you are a U.S. investor in ADSs that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

o    any gain you realize on the sale or other disposition of your shares; and
o any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

         Under these rules:

o the gain or excess distribution will be allocated ratably over your holding period for the shares,
o the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,
o the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and
o the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

Backup Withholding and Information Reporting.

         If you are a non-corporate U.S. investor, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

     o dividend payments or other taxable distributions made to you within the United States; and
     o the payment of proceeds to you from the sale of shares effected at a United States office of a broker.

         Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. investor that:

     o    fails to provide an accurate taxpayer identification number,
     o is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or
     o in certain circumstances, fails to comply with applicable certification requirements.

         Payment of the proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

     o the proceeds are transferred to an account maintained by you in the United States,
     o the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or
     o the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

         unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

         In addition, a sale of shares effected at a foreign office of a broker will be subject to information reporting if the broker is:

     o    a United States person,
     o    a controlled foreign corporation for United States tax purposes,
     o a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
     o    a foreign partnership, if at any time during its tax year:
     o one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
     o such foreign partnership is engaged in the conduct of a United States trade or business,

         unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

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

         As of March 31, 2004, the net proceeds of our ADS offering, together with our existing cash balances as of the date of the ADS offering, were utilized as follows:

o approximately US$24.4 million for strategic acquisitions and investments, including costs of acquisitions (US$Nil was used during the fiscal 2004);

o approximately US$16.5 million to enhance our content and service offerings and promote our brands (approximately US$1 million was utilized during the fiscal 2004); and

o approximately US$6.05 million in capital expenditures. (approximately US$0.6 million was used during the fiscal 2004)

         As of March 31, 2004, US$11.6 million of the net proceeds of our ADS offering remain as cash and cash equivalents and short term deposits with banks. We are able to withdraw these deposits on demand. The Reserve Bank of India has the authority to compel us to bring the proceeds to India and have them invested in Indian Rupee denominated bank accounts in India. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten per cent or more of any class of our equity securities, or any affiliates.


                            CONTROLS AND PROCEDURES

         Our Chairman, who serves as our principal executive officer and our Chief Financial Officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report, has concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

         There were no significant changes in our internal controls over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

         Our disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the objectives of the control system. As such, disclosure controls and procedures or internal control systems may not prevent all error and all fraud. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, at our Company have been detected.


                    PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins and Sells, Mumbai, India and its affiliates (collectively "Deloitte") for various services rendered to us during the fiscal years ended March 31, 2003 and 2004.



                                                       Fiscal year ended
                                                           March 31,
                                                    2003               2004
                                                    ----               ----

         Audit Fees.........................        US$ 98,783     US$ 126,262

         Audit-Related Fees.............                 2,793           7,401

         Tax Fees..........................             17,694         12,483

         All other Fees....................             87,989             -


         Audit fees represents the aggregate fees billed by Deloitte in connection with the audits of our annual consolidated financial statements, the reviews of our quarterly financial statements and statutory audits. We appointed Deloitte as auditors of our subsidiary, Rediff Holdings, Inc, for the first time for the fiscal year ended March 31, 2004.

         Audit related fees represents payments for statutory certification work for the fiscal years ended March 31, 2003 and 2004 and for obtaining auditors' consent on our Form S-8 filing during the fiscal year ended March 31, 2004. Tax fees primarily comprise fees for tax audit, tax returns, tax processing, tax filing and advisory services. Tax fees also include other corporate tax services such as assistance with foreign income tax and service tax.

         All other fees comprise of payments made to a Deloitte affiliated entity for providing certain financial information software implementation services. In accordance with the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission's Rule relating to "Strengthening the Commission's requirements regarding auditor independence" which prohibits such services subsequent to the effective date of May 6, 2003, all contracted software maintenance for periods after that date was terminated.

         Our audit committee charter requires us to obtain the prior approval of our audit committee on every occasion we engage our principal accountants or their associated entities to provide us any audit or non-audit services. We disclose to our Audit Committee the nature of services that are provided. All of the services provided by our principal accountants or their associated entities in the previous two fiscal years (since the emergence of the pre-approval rules), have been pre-approved by our Audit Committee.


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

         Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Federal Reserve Bank of New York certifies the exchange rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2004 was Rs.43.40 per US$1.00.


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

Description of Equity Shares

         The following description of equity shares does not purport to be complete and is subject to and qualified in its entirety by our Articles of Association and Memorandum of Association, as amended, the provisions of the Companies Act, as currently in effect, and other applicable provisions of Indian law.

Share Capital

         Our authorized share capital is 20,000,000 equity shares, par value Rs.5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2004, 12,827,425 equity shares were issued and outstanding.

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

Amended and Restated Shareholders' Rights Agreement

         On February 24, 2000 we entered into an Amended and Restated Shareholders' Rights Agreement with all of our shareholders to amend, restate, supersede and replace all nine previous shareholder agreements we entered into with our shareholders. The Amended and Restated Shareholders' Rights Agreement, which became effective on the completion of our ADR offering, provides for the following shareholder rights:

1.       Registration Rights

         Holders of at least 30% of our equity shares can require us, subject to limitations, to effect a registration or qualification of the securities either with the NASDAQ National Market, the National Stock Exchange of India or The Stock Exchange, Mumbai. We are not required to effect:

o more than two such registrations or qualifications pursuant to such demand registration rights;
o a registration or qualification prior to the earlier of December 31, 2002, or six months after the effective date of any Indian law, regulation or other governmental order which allows our equity shares to be offered to the public on an Indian stock exchange; or
o a registration for a period not to exceed 120 days, if our Board of Directors has made a good faith determination that such registration would be detrimental to us or our shareholders.

         At any time after we become eligible to file a registration statement on Form F-3, holders of our equity shares may require us to file registration statements on Form F-3 with respect to their equity shares. We are not required to effect this registration:

o    more than once in a twelve month period;
o unless the registration relates to securities that are valued in excess of US$1,000,000; or
o if our Board of Directors has made a good faith determination that such registration would be detrimental to us or our shareholders.

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

Dividends

         Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Amended and Restated Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company's equity shares. Any dividend recommended by the Board of Directors subject to the limitations described above, will be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. The Board of Directors may also declare interim dividend and the amount of dividend, including interim dividend, is required to be deposited in a separate bank account within five days from the date of declaration of such dividend. If such dividend, including interim dividend, has not been paid or claimed within 30 days of declaration of such dividend, we are required to transfer the total amount of dividend which remains unpaid or unclaimed within 7 days of the expiry of the 30 day period, to a special bank account. Under the Companies Act if a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of the dividend, each director of the company, if he is knowingly a party to the default, will be punishable with imprisonment and also liable to a fine. Pursuant to our Amended and Restated Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholders' approval. With respect to equity shares issued during a particular fiscal year (including any equity shares underlying ADSs issued to our Depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker's order.

         Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend the Companies Act requires that we provide for depreciation in accordance with the Companies Act and also transfer to its reserves a minimum percentage of its profits for that year, ranging between 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions:

     o the rate of dividend to be declared may not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;
     o the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and
     o the balance of reserves after withdrawals shall not fall below 15.0% of its paid up capital.

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

         Holders of our ADSs may exercise voting rights only through a depositary, unlike an owner of equity shares, who can exercise voting rights directly. An owner of ADSs generally will have the right under the deposit agreement to instruct our Depositary to exercise the voting rights for the equity shares represented by the ADSs. Owners of ADSs have no rights pursuant to the Companies Act, under which we were incorporated, and are limited to those rights granted to them pursuant to the Deposit Agreement.

         It is our expectation that our Depositary will mail to the owners of ADSs any notice of shareholders' meeting timely received from us together with information explaining how to instruct our Depositary to exercise the voting rights of the equity shares represented by ADSs. If our Depositary timely receives voting instructions from an owner of ADSs, it will endeavor to vote the securities represented by those ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, our Depositary will cause the custodian to vote all deposited securities in accordance with the instructions received from owners of a majority of the ADSs for which our Depositary receives voting instructions. However, the ability of our Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of ADSs will receive voting materials in time to enable them to return voting instructions to our Depositary in a timely manner.

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

         Following the introduction of the Depositories Act, 1996, as amended, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, as amended, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public limited company, the provisions of Section 111A will apply to us. Our Articles currently contain provisions, which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board constituted under Section 10E of the Companies Act. Pursuant to Section 111A(3) of the Companies Act, if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992 or the regulations issued there under or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the Company Law Board may, on application made by the company, a depository incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

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

         The SEC maintains a website at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. With effect from November 4, 2002, the SEC has issued a Rule mandating use of EDGAR system of filing for all international filers. The Company has accordingly been following the Rule.

         Additionally, documents referred to in this Form 20-F may be inspected at our Registered office, which are located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India.

                                 EXHIBIT INDEX

Exhibit No.                       Description of Document
-----------                       -----------------------

    *1.1          Articles of Association, as amended.
    *1.2          Memorandum of Association, as amended.
    *1.3          Certificate of Incorporation, as amended.
    *2.1          Form of Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository
                  Receipts issued thereunder (including as an exhibit, the
                  form of American Depository Receipt).
    *2.2          Rediff.com's specimen certificate for equity shares.
    *2.3          Amended and Restated Shareholder Rights Agreement dated
                  February 24, 2000 between Rediff.com and the shareholders of
                  Rediff.com.
    *4.1          1999 Employee Stock Option Plan.
    *4.2          1999 Associate Stock Option Plan.
  ***4.3          2002 Stock Option Plan.
    *4.4          Form of Indemnification Agreement.
    *4.5          Sublease dated July 5, 1999 between Shreenathji Balaji
                  Computech Private Limited and Rediff.com.
    *4.6          Letter Agreement dated December 28, 1998 between
                  Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.
    *4.7          Promoters Agreement dated January 9, 1996 between Ajit
                  Balakrishnan and Diwan Arun Nanda
    **4.8         Stock Purchase Agreement among Rediff.com, ValuCom and
                  shareholders of ValuCom dated March 21, 2001.
    **4.9         Stock Purchase Agreement among Rediff.com, India Abroad and shareholders of India Abroad dated March 21, 2001, as amended on April 27, 2001.
    **4.10        Amended and Restated Agreement and Plan of Reorganization
                  among Rediff.com, Thinkindia.com, Inc., Rediff Holdings,
                  Inc., the principal stock holders of Think India and certain other parties thereto dated February 27, 2001.
    4.11          Agreement for sale of assets of Value Communications
                  Corporation dated April 8, 2004.
    12.1          Certification of Principal Executive Officer pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002
    12.2          Certification of Principal Financial Officer pursuant to
                  Section 302 of the Sarbanes-Oxley Act of 2002
    13.1          Certification of Principal Executive Officer pursuant to 18.
                  U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
    13.2          Certification of Principal Financial Officer pursuant to 18.
                  U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

------------------
* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-37376)

** Incorporated by reference to exhibits filed with the Registrant's Form 20-F for the fiscal year ended March 31, 2001.

*** Incorporated by reference to exhibits filed with the Registrant's Form 20-F for the fiscal year ended March 31, 2003.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                Page


Report of Independent Registered Public Accounting Firm on
the Consolidated Financial Statements...........................................F-2

Report of Independent Registered Public Accounting Firm
on the financial statements of Rediff Holdings, Inc, a subsidiary Company. .....F-3

Consolidated Balance Sheets at March 31, 2003 and 2004..........................F-4

Consolidated Statements of Operations for the years ended
March 31, 2002, 2003 and 2004...................................................F-5

Statements of Shareholders' Equity for the years ended
March 31, 2002, 2003 and 2004...................................................F-6

Consolidated Statements of Cash Flows for the years ended
March 31, 2002, 2003 and 2004...................................................F-7

Notes to Consolidated Financial Statements......................................F-8

Report of Independent Registered Public Accounting Firm
 on Financial Statement Schedule of Valuation and
Qualifying Accounts.............................................................F-30

Schedule of Valuation and Qualifying Accounts...................................F-31


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Rediff.com India Limited



         We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries ("the Company") as of March 31, 2003 and 2004, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary of the Company, (Rediff Holdings Inc. and its subsidiaries, Rediff.com Inc. and India Abroad Publications Inc.) for the years ended March 31, 2002 and March 31, 2003, which statements reflect total assets constituting 31% of the related consolidated total assets at March 31, 2003 and total revenues constituting 21% and 34%, respectively, of the related consolidated total revenues for the years ended March 31, 2002 and 2003. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Company for the years ended March 31, 2002 and March 31, 2003 is based solely on the report of such other auditors.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2003 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

         As described in Note 2(b), these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.

         As discussed in Note 2(i) to the consolidated financial statements, on April 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible assets."




Deloitte Haskins & Sells
Mumbai, India
Dated: April 29, 2004.

               Report of Independent Registered Accounting Firm

The Board of Directors
Rediff Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Rediff Holdings, Inc. and Subsidiaries (the "Company") as of March 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rediff Holdings, Inc. and Subsidiaries at March 31, 2003, and the consolidated results of their operations and their cash flows for the years ended March 31, 2003 and 2002 in conformity with U.S. generally accepted accounting principles.


                               Ernst & Young LLP

New York, New York, April 21, 2003

                           REDIFF.COM INDIA LIMITED

                          CONSOLIDATED BALANCE SHEETS
                         As of March 31, 2003 and 2004


                                                                                                    March 31,
                                                                                        ---------------------------------
                                                                                             2003              2004
                                                                                        ---------------------------------


Assets
Current Assets
Cash and cash equivalents .......................................................    US$14,383,786        US$11,639,173
Trade accounts receivable,
  (net of allowances of US$1,034,360 and US$1,229,677
  at March 31, 2003 and 2004, respectively) .....................................        1,476,773            1,884,193
Inventories .....................................................................          275,321                  -
Prepaid expenses and other current assets .......................................        1,338,047            1,111,784
Assets held for sale (See Note 5) ...............................................              -                523,322
Recoverable income taxes ........................................................          540,856              134,633
                                                                                      ------------         ------------
Total current assets ............................................................       18,014,783           15,293,105
Property, plant and equipment - net .............................................        2,257,016            1,491,240
Goodwill - net ..................................................................        9,347,278            7,314,468
Other assets ....................................................................          712,549              768,962
                                                                                     -------------        -------------
Total assets ....................................................................    US$30,331,626        US$24,867,775
                                                                                     =============        =============
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities ........................................     US$ 4,155,545        US$ 3,127,894
Customer deposits ...............................................................          221,600              208,391
Unearned revenues ...............................................................          356,410              488,743
Bank balance overdrawn ..........................................................           43,208                 --
                                                                                      ------------         ------------
Total current liabilities .......................................................        4,776,763            3,825,028
Other liabilities ...............................................................           13,941               15,384
                                                                                      ------------         ------------
Total liabilities ...............................................................        4,790,704            3,840,412
                                                                                      ------------         ------------
Commitments and contingencies (See note 20) .....................................             --                   --
                                                                                      ------------         ------------

Shareholders' equity
  Equity shares: par value -- Rs.5, Authorized: 20,000,000 shares;
  Issued and outstanding: 12,795,200 shares and 12,827,425 shares at March
  31, 2003 and 2004, respectively (See note 12) .................................        1,534,308            1,537,865
Additional paid in capital ......................................................       76,903,671           76,973,587
Other comprehensive loss ........................................................       (4,221,694)          (3,089,310)
Deferred compensation expense (See note 18) .....................................           (1,136)                (710)
Accumulated deficit .............................................................      (48,674,227)         (54,394,069)
                                                                                      ------------        -------------
Total shareholders' equity ......................................................       25,540,922           21,027,363
                                                                                     -------------        -------------
Total liabilities and shareholders' equity ......................................    US$30,331,626        US$24,867,775
                                                                                     =============        ==============
          See accompanying notes to consolidated financial statements



                                                REDIFF.COM INDIA LIMITED

                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                For each of the years ended March 31, 2002, 2003 and 2004

                                                                                    Years ended March 31,
                                                             --------------------------------------------------------------------
                                                                       2002                    2003                   2004
                                                             ---------------------    -------------------    --------------------


Operating revenues
  India Online..........................................             US$ 2,575,918          US$ 2,767,244           US$ 3,636,183
  U.S. Publishing.......................................                 5,283,037              5,804,598               5,810,420
                                                             ---------------------    -------------------    --------------------
Total revenues..........................................                 7,858,955              8,571,842               9,446,603
                                                             ---------------------    -------------------    --------------------
Cost of revenues
  India Online..........................................                 1,337,183              1,078,472               1,130,373
  U.S. Publishing.......................................                 3,760,841              4,481,618               3,608,029
                                                             ---------------------    -------------------    --------------------
Total cost of revenues..................................                 5,098,024              5,560,090               4,738,402
                                                             ---------------------    -------------------    --------------------
Gross profit............................................                 2,760,931              3,011,752               4,708,201
                                                             ---------------------    -------------------    --------------------
Operating expenses
  Sales and marketing...................................                 2,568,461              2,591,017                 950,268
  Product development...................................                 3,092,183              1,820,372               1,598,199
  General and administrative............................                 7,851,628              7,291,276               5,378,600
Restructuring costs (See note 8) and legal fees.........                   848,398                    --                      --
Goodwill written off (See note 9).......................                 3,316,508              3,200,700                     --
Investments written off (See note 3)....................                 3,261,248                    --                      --
                                                             ---------------------    -------------------    --------------------
Total operating expenses................................                20,938,426             14,903,365               7,927,067
                                                             ---------------------    -------------------    --------------------
Operating loss .........................................              (18,177,495)           (11,891,613)             (3,218,866)
                                                             ---------------------    -------------------    --------------------
  Other income (expense), net:
  Interest income.......................................                   902,095                395,003                 331,806
  Foreign exchange gain (loss), net.....................                 1,079,260              (400,387)               (459,075)
  Miscellaneous income..................................                    17,337                 23,474                   2,137
                                                             ---------------------    -------------------    --------------------
                                                                         1,998,692                 18,090               (125,132)
                                                             ---------------------    -------------------    --------------------
Loss from continuing operations before income taxes.....              (16,178,803)           (11,873,523)             (3,343,998)
Income tax benefit (expense) ...........................                   77,809               (303,932)                 (4,862)
                                                             ---------------------    -------------------    --------------------
Loss from continuing operations.........................           US$(16,100,994)        US$(12,177,455)          US$(3,348,860)
Income (loss) from discontinued operations (See Note 5).             US$1,335,988          US$(6,803,695)          US$(2,370,982)
                                                             ---------------------    -------------------    --------------------
Net loss................................................           US$(14,765,006)        US$(18,981,150)          US$(5,719,842)
                                                             =====================    ===================    ====================
Weighted average number of equity
    shares -- basic and diluted..........................              12,795,200             12,795,200              12,799,997
                                                             =====================    ===================    ====================
Loss per share -- basic and diluted:
    continuing operations...............................                US$ (1.25)             US$ (0.95)              US$ (0.26)
    discontinued operations.............................                     0.10                  (0.53)                  (0.19)
                                                             ---------------------    -------------------    --------------------
Loss per share - basic and diluted......................                 US$(1.15)              US$(1.48)               US$(0.45)
                                                             =====================    ===================    ====================
Loss per ADS -- (where 2 ADSs are equal
to 1 equity share) -- basic and diluted:
     continuing operations..............................                 US$(0.63)              US$(0.48)               US$(0.13)
     discontinued operations............................                     0.05                  (0.26)                  (0.09)
                                                             ---------------------    -------------------    --------------------
Loss per ADS -- (where 2 ADSs are equal to 1 equity share)
     -- basic and diluted...............................                US$ (0.58)             US$ (0.74)              US$ (0.22)
                                                             =====================    ===================    ====================

          See accompanying notes to consolidated financial statements


                           REDIFF.COM INDIA LIMITED

                      STATEMENTS OF SHAREHOLDERS' EQUITY
           For each of the years ended March 31, 2002, 2003 and 2004


                                    Equity Shares
                          ----------------------------
                                  (See note 12)      Additional      Other          Deferred
                           Number                     Paid in     Comprehensive   Compensation   Accumulated
                         of Shares      Amount        Capital     Income (Loss)     Expense         Deficit       Total
                         -----------------------------------------------------------------------------------------------------


Balance, as of
  April 1, 2001........  12,795,200   US$1,534,308   US$76,902,065  US$(3,259,356)   US$--     US$(14,928,071)  US$60,248,946
Compensation related
  to stock
  option grants........         --                           1,606            --     (1,606)              --              --
Amortization of
  compensation
  related to stock
  option grants.........        --            --               --             --         67               --               67
Net loss................        --            --               --             --         --       (14,765,006)    (14,765,006)
Other comprehensive
  income translation
  adjustment... ........        --            --               --      (1,479,709)       --               --      ( 1,479,709)
                         -----------     ----------    ------------   ------------  ----------   -------------   -------------
Balance, as of
  March 31, 2002........ 12,795,200      1,534,308      76,903,671     (4,739,065)   (1,539)      (29,693,077)     44,004,298
Amortization of
  compensation
  related to stock
  option grants.........        --            --               --             --        403               --              403
Net loss................        --            --               --             --         --       (18,981,150)    (18,981,150)
Other comprehensive
  income-translation
  adjustment............        --            --               --         517,371        --                --         517,371
                         -----------     ----------    ------------   ------------  ----------   -------------   -------------
Balance, as of
  March 31, 2003........ 12,795,200     1,534,308      76,903,671      (4,221,694)   (1,136)      (48,674,227)     25,540,922

Amortization of
  compensation
  related to stock
  option grants........                                                                 426                               426
Stock options
  exercised............      32,225         3,557          69,916                                                      73,473
Net loss...............                                                                            (5,719,842)     (5,719,842)
Other comprehensive
  income-translation
  adjustment...........                                                 1,132,384                                   1,132,384
                         ----------- -------------- -------------  --------------- ---------   ---------------  --------------
Balance, as of
  March 31, 2004.......  12,827,425  US$1,537,865   US$76,973,587  US$ (3,089,310)  US$(710)   US$(54,394,069)  US$21,027,363
                         ----------- -------------- -------------  ---------------  --------   ---------------- -------------


          See accompanying notes to consolidated financial statements


                                                REDIFF.COM INDIA LIMITED

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                For each of the years ended March 31, 2002, 2003 and 2004


                                                                               Years ended March 31,
                                                             ------------------------------------------------------------
                                                                    2002               2003                 2004
                                                             ------------------------------------------------------------


Cash flows from operating activities
Net loss ...................................................  US$(14,765,006)     US$(18,981,150)        US$(5,719,842)
(Profit) loss from discontinued operations ..................     (1,335,988)          6,803,695             2,370,982
Adjustments  relating to continuing  operations to
reconcile net loss to net cash used in continuing operations:
Depreciation and amortization ...............................      2,860,755           1,959,768             1,306,518
Amortization of intangibles .................................         35,848              40,132                   --
Allowance for impairment of goodwill ........................      3,316,508           3,200,700                   --
Other than temporary diminution in the value of investments .      3,261,248                --                     --
Loss on sale of property, plant and equipment ...............         44,306               7,975                29,509
Stock based compensation expense ............................             67                 403                   426
Changes in assets and liabilities:
  Trade accounts receivable .................................        245,153            (360,305)             (451,212)
  Prepaid expenses and other current assets .................       (737,149)            407,612               187,655
  Accounts payable and accrued liabilities ..................     (1,230,772)            (63,771)             (896,592)
  Unearned revenues .........................................       (278,917)            102,919               144,359
  Customer deposits .........................................        (28,160)              7,257               (13,209)
  Recoverable income taxes ..................................       (313,124)            237,466               205,223
  Unexpired subscription revenues ...........................        119,750              (3,760)              (12,026)
  Deferred income taxes .....................................        174,000                --                     --
  Other assets ..............................................        714,889             (79,329)              (38,354)
                                                                --------------    ----------------        ---------------
Net cash used in continuing operations ......................     (7,916,592)         (6,720,388)           (2,886,563)
                                                                --------------    ----------------        ---------------
Net cash provided by (used in) discontinued operations ......        721,075          (2,128,786)             (373,744)
                                                                --------------    ----------------        ---------------
Net cash used in operating activities .......................     (7,195,517)         (8,849,174)           (3,260,307)
                                                                --------------    ----------------        ---------------

Cash flows from investing activities
  Payments to acquire property, plant and equipment .........     (1,535,885)           (377,629)             (596,763)
  Purchase consideration for acquisitions ...................    (10,953,875)         (3,411,720)                  --
  Refund from stockholder ...................................        741,248                --                     --
  Cash acquired on acquisitions .............................        116,048                --                     --
  Purchases of investments ..................................           --                  --                     --
  Short term bank deposits
  Sale of investments .......................................           --                  --                     --
  Proceeds from sales of property, plant and equipment ......         12,042              35,571                34,980
                                                                --------------    ----------------        ---------------
    Net cash used in investing activities ...................    (11,620,422)         (3,753,778)             (561,783)
                                                                --------------    ----------------        ---------------

Cash flows from financing activities
  Repayment of long term debt ...............................       (861,929)               --                     --
  Net proceeds from issue of equity shares ..................           --                  --                  73,473
                                                                --------------    ----------------        ---------------
    Net cash (used in) provided by financing activities .....       (861,929)               --                  73,473
                                                                --------------    ----------------        ---------------
Effect of exchange rate changes on cash .....................     (1,456,041)            466,891             1,004,004
Net decrease in cash and cash equivalents ...................    (21,133,909)        (12,136,061)           (2,744,613)
Cash and cash equivalents at the beginning of the year ......     47,653,756          26,519,847            14,383,786
                                                                --------------    ----------------        ---------------
Cash and cash equivalents at the end of the year ............ US$ 26,519,847      US$ 14,383,786        US$ 11,639,173
                                                                --------------    ----------------        ---------------
  Supplemental disclosure of cash flow information:
    U.S. Federal income taxes paid ..........................      US$12,208           US$   --                US$ --
    Bank interest paid ......................................      US$19,773           US$ 4,105               US$ 942


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

         In March 2001, the Company acquired Value Communications Corporation ("ValuCom"), an Illinois Corporation that provides internet-based marketing of prepaid long distance service in the United States. On April 8, 2004, the Company sold its phone card business to Worldquest Networks Inc. (See Note 5).

         The Company is one of the leading Internet destinations, or portals, focusing on India and the global Indian community. Its websites consists of interest specific channels relevant to Indian interests such as cricket, astrology, Matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and wireless short messaging services to cellular phone subscribers in India. Additionally, the Company publishes a weekly newspaper, India Abroad, in the United States and Canada.

2.       Significant accounting policies

         (a)      Principles of consolidation

         The consolidated financial statements include the accounts of the Company and its directly and indirectly held subsidiaries RHI, India Abroad, Rediff.com Inc and ValuCom, which have been consolidated from their respective dates of acquisition. All material inter-company accounts and transactions are eliminated on consolidation.

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

         (c)      Use of estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to uncollectible receivables and goodwill. Actual results could differ from those estimates.

(d)      Revenue recognition

India Online business

         India Online business includes revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using e-mail, Matchmaker, astrology and other subscriber services. Wireless short messaging services include revenues derived from mobile phone operators based on value added text messages received and sent by mobile subscribers over their mobile phones.

         Advertisement and sponsorship income is derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided and, income earned from designing and managing customers' websites.

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

         The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination, and integration of the customers' content. Sponsorship contract revenues are recognized ratably over the term of the contract.

         Website development services principally consist of services relating to the designing of graphics, layout, artwork and content of the client's website. Revenue from such services on large contracts that take relatively longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time are recognized on completion of the entire contract. During fiscal years 2002, 2003 and 2004, such short-term contracts constituted substantially all of these services.

         E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store.

         Customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/debit card or checks, or whether the payment is to be made by the customer on C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of the transactions executed during the month for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. The Company recognizes as revenues the commission earned on these transactions.

         Revenues from E-commerce services also include fees charged to vendors for creating, designing and hosting the vendors' product information on the Company's website. Such fees are amortized over the hosting contract period.

         Subscription service revenues primarily include income from various paid e-mail and other service products that cater to a cross section of the Company's registered user base. The revenue for subscription based services is recognized ratably over the period of subscription.

         Subscription revenues are also derived from providing value added short messaging services such as e-mail and other related products to mobile phone users. The Company contracts with third-party mobile phone operators for sharing revenues from these services. SMS based revenues are recognized when the service is performed.

         U.S. Publishing business

         U.S. Publishing business primarily includes advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes the advertising revenues of Rediff.com Inc, the website catering to the Indian community in the U.S.

         Advertising revenues are recognized at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscription. Revenues from lifetime subscriptions are recognized over an estimated period of ten years.

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

         During the fiscal year ended March 31, 2004, the Company wrote back certain old accruals, which are no longer payable and which were earlier charged to costs of revenues amounting to US$41,000.

         Sales and marketing

         These costs primarily include employee compensation to sales and marketing personnel, advertising, business promotion expenses and market research costs.

         During the fiscal year ended March 31, 2004, the Company wrote back certain old accounts payable and accruals amounting to U.S. $ 663,000, which are no longer payable and which were earlier charged to sales and marketing expenses.

         Product development

         These costs primarily include employee compensation, Internet communications costs, and amortization of website development costs incurred to enhance the features and functionality of the Company's website (See note 2(h)). Product development expenses include bandwidth costs of US$1,368,281, US$730,607 and US$660,166 for the years ended March 31, 2002, 2003 and 2004 respectively.

         General and administrative

         These costs primarily include employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, depreciation, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, valuation allowances and other general expenses.

         During the fiscal year ended March 31, 2004, the Company wrote back certain old accruals amounting to US$234,000, which are no longer payable and which were earlier charged to general and administrative costs.

         (f)      Cash and cash equivalents

         The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand and cash on deposit with banks.

         Cash and cash equivalents include short term bank deposits at March 31, 2004, of US$8,433,180, which have a remaining maturity of less than one year, but which are redeemable without penalty on demand.

         (g)      Property, plant and equipment

         Property, plant and equipment are stated at cost. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

                  Furniture and fixtures.....................   5 to 10 years
                  Computer equipment and software............   3 to 5 years
                  Office equipment...........................   5 to 10 years
                  Vehicles...................................         8 years
                  Leasehold improvements.....................         6 years
                  Website development costs..................         3 years

         (h)      Website development costs

         Costs incurred in the operations stage that provides additional functions or features to the Company's website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs as incurred.

         (i)      Goodwill and intangible assets

         The Company capitalizes the cost of purchased goodwill and other intangibles.

         Until March 31, 2001, the Company amortized the cost of such goodwill and intangibles using the straight line method over their estimated useful lives, ranging from three to seven years for goodwill and generally not exceeding three years for intangibles.

         Effective April 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", and ceased to amortize the remaining cost at March 31, 2001 of goodwill and intangibles that do not have a finite life. Instead, in accordance with the two-step methodology required by SFAS No. 142, the Company tests unamortized balances for goodwill and intangible assets that do not have a finite life for impairment annually or earlier upon the occurrence of a triggering event.

         (j)      Foreign currency translation

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

         (k)      Loss per share

         The Company reports basic and diluted loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic loss per share for loss from continuing operations and net loss has been computed by dividing the loss from continuing operations and net loss, respectively for the year by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted loss per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive. The determination as to whether a potential equity share is anti-dilutive is based on the loss per share from continuing operations. The Company also reports loss per ADS, where two ADSs are equal to one equity share.

         (l)      Income taxes

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

         (m)      Fair value of financial instruments

         The carrying amounts for cash, cash equivalents, short term bank deposits, accounts receivable, accounts payable and bank overdrafts approximate their fair values due to the short maturity of these instruments.

         (n)      Investments

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

         (o)      Impairment or disposal of long-lived assets

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

         (p)      Stock based compensation

         The Company uses the intrinsic value method specified under APB Opinion No. 25 to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and non-employee directors for their services as directors and the fair value method specified in SFAS 123 to account for the compensation cost of stock options and awards granted to associates of the Company. The Company also applies FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25" to account for its stock option plans. Pro forma disclosures, as applicable, required under SFAS No. 123 and SFAS No. 148 have been provided in note 18.

         (q)      Classification

         Certain prior years' balances have been reclassified to conform to the current year's presentation. These have no effect on previously reported results of operations or shareholders' equity.

3.       Write-off of Investments

         The market environment and general conditions affecting the technology industry together with the downturn in valuations of dotcom companies, during the fiscal year ended March 31, 2002, caused the Company to re-examine whether the values of its Internet investments were appropriate. After reviewing key financial indicators for such investments, which were unlisted and illiquid, the Company concluded that such investments had suffered permanent impairment. Accordingly, during the fiscal year ended March 31, 2002, the Company wrote off the value of these investments and recorded an impairment expense of US$3,261,248.

4.       Business Combinations and Acquisitions

India Abroad Publications Inc ("India Abroad")

         On April 27, 2001, the Company acquired substantially all of the outstanding voting shares of India Abroad Publications Inc, a New York corporation, for an aggregate net consideration of approximately US$10 million.

         Pursuant to the stock purchase agreement (as amended) entered into between the Company and certain of India Abroad's shareholders, at the closing of the acquisition, the Company paid approximately US$11.4 million to the selling shareholders of India Abroad. Simultaneously with the acquisition, the former principal shareholder repurchased certain assets for approximately US$1.1 million resulting in an estimated gain of approximately US$314,000, which has been recorded as reduction of goodwill. Of the amount to be paid to the former principal shareholder, the Company had placed US$2 million in an escrow account. At March 31, 2004, US$1 million remains in the escrow account.

         The Company has accounted for this acquisition by the purchase method, in accordance with APB Opinion No. 16, which resulted in the creation of goodwill of approximately US$10.5 million.

         The fair value of assets acquired and liabilities assumed on the India Abroad acquisition were as follows:



 Cash and cash equivalents........................................   US$     116,048
 Accounts receivable..............................................           435,512
 Due from former shareholder......................................           741,248
 Prepaid expenses and other current assets........................            66,273
 Prepaid taxes....................................................            24,782
 Net assets held for sale.........................................         1,040,914
 Deferred income taxes - current..................................            36,000
 Property, plant and equipment, net...............................           267,811
 Deferred income taxes - non current..............................           138,000
 Other assets.....................................................            42,516
 Goodwill, net (See below)........................................        10,515,168
 Borrowings.......................................................         (861,929)
 Accounts payable and accrued liabilities.........................         (530,535)
 Customer deposits................................................         (242,503)
 Unexpired subscription revenues..................................         (354,447)
                                                                    -----------------
Total purchase consideration, including direct costs of acquisition    US$11,434,858
                                                                    =================


         On June 29, 2001 the Company repaid the borrowing amounting to US$861,929 assumed in the India Abroad acquisition.

         Goodwill related to this acquisition at March 31, 2003 and 2004 is as follows:

                                                  2003                 2004
                                                  ----                 ----
Goodwill..............................       US$10,515,168        US$7,314,468
Goodwill impairment...................          (3,200,700)                 -
                                            ---------------       ------------
                                            US$  7,314,468        US$7,314,468
                                            ---------------       ------------

         The operating results of India Abroad have been consolidated from April 27, 2001, the date of its acquisition.

5.       Discontinued Operations and assets held for sale

         On April 8, 2004, Valucom sold its phone-card business, consisting primarily of the "Valucom" brand, trademarks, websites, internally built software, customer lists and certain hardware for US$500,000 to Worldquest Networks Inc ("WQN"). WQN paid U.S. $ 200,000 of the total consideration at closing with the remaining U.S. $ 300,000 to be paid in twelve monthly installments of US$25,000 commencing May 2004. In addition, the Company also sold its inventory of prepaid identification numbers ("PINS") to WQN at its carrying value on April 8, 2004, for an additional consideration of US$102,424. Separately, in April 2004, WQN entered into an advertising agreement with Rediff.com, Inc. entitling WQN to exclusive rights to prominent online advertising space on Rediff.com U.S. website. Under the terms of the advertising agreement, WQN will pay Rediff US$50,000 for twelve consecutive months commencing in May 2004 for the advertising services. WQN provided both Valucom and Rediff irrevocable letters of credit for WQN's remaining obligation under the agreements.

         In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the disposal of the phone-card business qualifies as discontinued operations at March 31, 2004. Hence, the results of operations of the phone card business, as detailed below, are disclosed as discontinued operations in the Company's Consolidated Statements of Operations.


                                                                                Years ended March 31,
                                                    ---------------------------------------------------------------------
                                                            2002                      2003                    2004
                                                    ----------------------     --------------------     -----------------


Operating revenues..................................    US$16,902,610             US$8,680,031           US$4,487,598
                                                    ----------------------     --------------------     -----------------
Income (loss) from operations before taxes
(after eliminating inter-company transactions)
(Including loss on disposal of US$1,866,380 for
the fiscal year ended March 31, 2004).............          1,386,461               (6,915,776)            (2,370,982)
                                                    ----------------------     --------------------     -----------------
Income tax benefit (provision)....................             66,000                  (66,000)                   --
                                                    ----------------------     --------------------     -----------------
Income (loss) from discontinued operations.......        US$1,335,988            US$(6,803,695)         US$(2,370,982)
                                                    ----------------------     --------------------     -----------------


         Upon approval of the plan of disposal in March 31, 2004, the related long-lived assets of the phone card business which have been subsequently disposed of are reported as held-for-sale and measured at their fair value less cost to sell. The loss of US$1,866,380 resulting from the write-down of goodwill and other assets have been reported as a loss on disposal.

         Assets held for sale at March 31, 2004, relating to the phone card business comprised of the following assets written down to their net realizable values:

Inventory............................................  US$  86,686
Plant and equipment..................................       65,048
Goodwill.............................................      371,588
                                                      --------------
Assets held for sale................................  US$  523,322
                                                      ==============

         Inventory comprising prepaid long distance service PINs and acquired by Worldquest at an additional consideration are reported at the lower of average cost and market at March 31, 2004.

         Impairment loss on plant and equipment and goodwill has been computed by reducing the direct costs of sale from the sale consideration.

6.       Prepaid Expenses and Other Current Assets

         Prepaid expenses and other current assets consist of:


                                                                    As of March 31,
                                                                    ---------------
                                                                2003               2004
                                                                ----               ----


Prepaid expenses and deferred costs.....................   US$   585,034      US$  467,072
Other deposits and advances.............................         153,812            183,398
Rent deposits...........................................         534,168            221,164
Loans to employees......................................          49,834             38,736
Accrued interest........................................          15,199            201,414
                                                            -------------     --------------
                                                            US$1,338,047      US$ 1,111,784
                                                            =============     ==============


7.       Property, Plant and Equipment

         Property, plant and equipment consist of:


                                                                  As of March 31,
                                                                  ---------------
                                                                2003               2004
                                                                ----               ----


Furniture and fixtures.................................     US$  429,881         US$456,926
Computer equipment and software........................        6,263,075          6,919,479
Office equipment.......................................          308,796            312,095
Vehicles...............................................          298,101            286,166
Leasehold improvements.................................          305,095            322,053
Deferred website development costs.....................          526,582            628,633
Capital work in progress...............................                -             35,945
                                                           --------------      -------------
Property, plant and equipment, cost....................        8,131,530          8,961,297
Accumulated depreciation and amortization..............       (5,874,514)        (7,470,057)
                                                           --------------      -------------
Property, plant and equipment, net.....................    US$ 2,257,016       US$1,491,240
                                                           ==============      =============



8.       Restructuring

         Following the acquisition of India Abroad on April 27, 2001, the Company integrated the operations of Rediff.com Inc., with those of India Abroad, including relocating Rediff.com Inc.'s operations from California to New York. During the fiscal year ended March 31, 2002, the Company provided US$598,398 for restructuring expenses in accordance with Staff Accounting Bulletin ("SAB") 100 and EITF 94-3, primarily consisting of lease termination costs, expenses for relocation of equipment and staff, and severance payments.

9.       Goodwill

Rediff.com Inc (formerly "thinkindia.com Inc")

         Following the triggering event of the restructuring during the fiscal year ended March 31, 2002, as described in Note No. 8 above, the Company re-evaluated the goodwill that arose on Rediff.com Inc's acquisition for impairment. Based on the application of SFAS No. 142, during the fiscal year ended March 31, 2002, management concluded goodwill relating to Rediff.com Inc was impaired and accordingly wrote off the unamortized balance of US$3,316,508 as an expense.

Value Communications Corporation (Valucom)

         During the year ended March 31 2003, management identified the following three triggering events to warrant testing of goodwill on the Valucom acquisition for impairment:

1. On July 30, 2002, the Company entered into a settlement agreement with ValuCom's former founder shareholders for full and final settlement of all obligations and earn-out payments and terminated their service, resulting in the loss of key management personnel.

2. Deregulation of the Indian long distance telecom market and commencement of VOIP (Voice over Internet Protocol) has resulted in increased competition with a significant drop in international long distance rates, shifting of calls originating from the U.S. to calls originating in India and pricing pressures due to significantly lower rates offered by providers of internet telephony. It is unlikely that these trends will reverse in near future.

3. A significant drop in the number of Indian software professionals in the U.S. as a result of 9/11 and the subsequent downturn in the technology market. As a result, a key target customer group has shrunk and volumes are adversely affected. This trend is also unlikely to reverse in the near future.

         Following the triggering events, the Company re-evaluated goodwill that arose on ValuCom's acquisition. Based on the application of SFAS No. 142, management concluded that the goodwill relating to Valucom was impaired and recorded an impairment charge of US$5,100,000 in the fiscal year ended March 31, 2003.

         During the fiscal year ended March 31, 2004, the Company recorded a further impairment charge of US$1,661,222 for the Valucom goodwill. As described in note 5 above, the Company sold the phone card business for a consideration of US$500,000. The impairment charge was computed based on the sale value of the phone card business. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the impairment charge for Valucom goodwill for the fiscal year ended March 31, 2004 and for prior years has been included in "Profit (Loss) from discontinued operations". The remainder of the Valucom goodwill of US$371,588 has been classified as "Assets held for sale" in the balance sheet at March 31, 2004.

India Abroad

         During the fiscal year ended March 31, 2003, the Company annually assessed the goodwill that arose on India Abroad's acquisition. Based on the application of SFAS No. 142, management concluded that goodwill relating to India Abroad was impaired. Management determined the fair value of the India Abroad business with the assistance of an independent valuation specialist and recorded an impairment charge of US$3,200,700 for the fiscal year ended March 31, 2003.

         During the fiscal year ended March 31, 2004, the Company performed its annual assessment of goodwill on India Abroad. The Company carried out a fair valuation of the India Abroad business with the assistance of an independent valuer and concluded that there was no further impairment to be recorded during the fiscal year ended March 31, 2004.

         Goodwill at March 31, 2003 and 2004 are as follows:


                                                                           As of March 31,
                                                                          ----------------
                                                                        2003                2004
                                                                  ---------------           ----

Goodwill, on acquisition (including adjustments
to purchase price)........................................        US$ 21,070,842       US$21,070,842
Accumulated amortization..................................              (106,356)           (106,356)
Accumulated impairment....................................           (11,617,208)        (13,278,430)
Valucom goodwill reclassified as "Assets held for
sale".....................................................                    --             (371,588)
                                                                  ---------------     ----------------
Goodwill, net.............................................        US$  9,347,278       US$  7,314,468
                                                                  ===============     ================


10.      Other Assets

         Other assets mainly consist of rental deposits which at the balance sheet date are due after more than one year and the non current portion of loans to employees. Other assets also include an amount of US$67,955 representing a recoverable from the insurance carrier of the Company's D&O policy (See Note 20).

11.      Related Party Transactions

         The Company's principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

         Included in the determination of net loss are the following significant transactions with related parties:


                                                                  Years ended March 31,
                                                                  ---------------------
                                                             2002             2003        2004
                                                             ----             ----        ----


    Operating lease rent expense.......................   US$    7,010     US$ --      US$     --
    Advertising expense................................   US$  113,808     US$ --      US$     --
    Advertising revenues...............................   US$   13,369     US$1345     US$  11,537


         Balances with related parties include:

                                                          As of March 31,
                                                          ---------------
                                                        2003           2004
                                                        ----           ----

    Receivable for advertising income............... US$--         US$   8,756
    Loans to officers............................... US$84,941     US$  33,741

         The Company grants unsecured loans to employees for acquiring assets such as housing property and vehicles and also for other personal purposes. These are recovered from the employee's salaries. The rates at which the loans are made to employees vary between 0% to 2%.

         The required repayments of loans by employees are as follows:

     Years ended March 31,

    2005..................................................       US$ 41,736
    2006..................................................           10,565
    2007..................................................            8,055
    2008..................................................            8,048
    2009 and thereafter...................................           15,870
                                                          ------------------
    Total payments........................................        US$84,274
                                                          ==================

12.      Shareholders' Equity

         During the fiscal year ended March 31, 2004, the Company issued 64,450 ADSs, representing 32,225 equity shares on account of the exercise of stock options pertaining to the 2002 Stock Option Plan at the grant price of US$1.14 per ADS for aggregate proceeds of US$ 73,473.

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

         The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements in for the fiscal year ended March 31, 2002, 2003 and 2004. The measurement date used is March 31 of the relevant fiscal year.


                                                                        Years ended March 31,
                                                                        ---------------------
                                                                2002              2003             2004
                                                              ----------      ------------      ---------


Change in benefit obligation
Benefit obligation at the beginning of the year ...........   US$35,650         US$53,729        US $66,439
Actuarial (gain) loss .....................................         520            (8,631)           (3,042)
Service cost ..............................................      15,651            14,328            14,875
Interest cost .............................................       3,758             5,316             5,350
Benefits paid .............................................        --                --              (2,724)
Effect of exchange rate changes ...........................      (1,850)            1,697             7,123
                                                               --------          --------          --------
Benefit obligation at the end of the year .................   US$53,729         US$66,439         US$88,021
Unrecognized net actuarial (loss) gain ....................      (9,885)             (773)            2,229
                                                              ---------        ----------        ----------
Accrued liability .........................................   US$43,844        US$ 65,666        US$ 90,250
                                                              ---------        ----------        ----------

         Net gratuity cost for the years ended March 31, 2002, 2003 and 2004 comprise of the following:


                                                                          Years ended March 31,
                                                                          ---------------------
                                                                   2002               2003               2004
                                                             --------------   -----------------    --------------


Service cost...........................................          US$15,651         US$14,328           US$14,875
Interest cost..........................................              3,758             5,316               5,351
Recognized net actuarial loss..........................                 --               381                 --
                                                             --------------   -----------------    --------------
Net gratuity cost......................................          US$19,409         US$20,025           US$20,226
                                                             --------------   -----------------    --------------



         The assumptions used in accounting for gratuity in the years ended March 31, 2002, 2003 and 2004 were as follows:

                                                      Years ended March 31,
                                                      ---------------------
                                                     2002      2003     2004
                                                     ----      ----     ----
Rupee discount rate..............................    10%        8%       7%
Rate of increase in Rupee compensation...........    12%        8%       8%


         The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

         The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

               Years ending March 31,
               2005.....................................           US$8,894
               2006.....................................             10,046
               2007.....................................             10,944
               2008.....................................             11,659
               2009.....................................             13,134
               2010-14.................................              67,211

         The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as of March 31, 2004.

         Provident Fund

         Employees based in India and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$84,487, US$76,727 and US$77,677 for the years ended March 31, 2002, 2003 and 2004 respectively.

14.      Operating Leases

         The Company leases office space, computer equipment, high-speed telephone lines and residential apartments for employees under various operating leases. Operating lease expense that has been included in the determination of the net loss is as follows:


                                                             Years ended March 31,
                                                             ---------------------
                                                     2002                2003               2004
                                                     ----                ----               ----


Office space                                      US$  358,329      US$   423,658     US$  452,077
Computers                                                  --              36,287           29,214
Telecom leased lines                                   886,829            576,211          504,450
Residential apartments for employees                   176,656            121,008          113,549
                                                 -------------     --------------    --------------
Total operating lease expense                    US$ 1,421,814     US$  1,157,164    US$ 1,099,290
                                                 ==============    ==============    ==============


         The minimum annual rental commitments under non-cancelable operating leases that have initial or remaining terms in excess of one year are as follows:

             Years ended March 31,

            2005........................................... US$485,767
            2006...........................................    171,203
            2007...........................................     75,677
            2008...........................................     23,400
            2009 and thereafter............................          -
                                                            ----------
            Total payments................................. US$756,047
                                                            ----------

15.      Income Taxes

         The income tax expense (benefit) consists of:


                                                                      Years ended March 31,
                                                                      ---------------------
                                                               2002               2003               2004
                                                               ----               ----               ----


     Current taxes -- all foreign......................   US$   (185,809)     US$   237,932       US$4,862
     Deferred taxes, net of allowance.................           174,000                 --           --
                                                         -----------------   ----------------    -----------
     Net income tax expense (benefit).................    US$    (11,809)     US$   237,932       US$4,862
                                                         =================   ================    ===========


         The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:


                                                                  As of March 31,
                                                          -------------------------------------
                                                                  2003                2004
                                                                  ----                ----


Depreciation .......................................      US$  1,994,831        US$ 2,746,660
Bad debt allowance .................................             381,297              447,605
Net operating loss carry forwards ..................          10,428,326           11,465,320
Retirement benefits -- Gratuity ....................              58,784               51,131
Website development costs ..........................              (8,573)              (1,955)
Other ..............................................             186,993               37,578
                                                           --------------       --------------
                                                              13,041,658           14,746,339
Less: Valuation allowance ..........................         (13,041,658)         (14,746,339)
                                                           --------------       --------------
Net deferred tax asset .............................       US$       --         US$      --
                                                           ==============       ==============



         The Company increased the valuation allowance by US$1,247,892, US$4,677,381 and US$1,704,681 for the years ended March 31, 2002, 2003 and
2004 respectively.

         The Company has not generated any taxable income in India to date, and therefore has not had to pay any Indian income tax since its inception. The Company has provided a full valuation allowance against the deferred tax asset since it is more likely than not that the asset will not be recovered. The Company's net operating loss carry forwards for its Indian operations aggregating approximately US$19.2 million will expire between April 1, 2004 and March 31, 2012.

         Recoverable income taxes mainly consist of tax deducted at source on income from advertising services and interest income, which the Company will claim as refund.

         As of March 31, 2004, ValuCom has net operating loss carryforwards available to offset future federal taxable income of US$2,805,000, which expire in years 2021 through 2024.

         As of March 31, 2004, Rediff Holdings, Inc., has net operating loss carryforwards of approximately US$7,350,000, for federal income tax purposes, which expire in years 2020 through 2024.

         Realization of the future tax benefits related to the deferred income asset is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors and believes that a full valuation allowance is required for each of the periods presented.

16.      Segments

         During the fiscal year ended March 31, 2002, the Company's reportable segments were Media services, Merchandizing services and Communication services. Included in media services, were the results of operations of India abroad, which was acquired during the year. The Communication services segment related to the operations of Valucom which was acquired during the fiscal year ended March 31, 2001.

         During the fiscal year ended March 31, 2003, the Chairman and Managing Director of the Company, who is its chief operating decision maker, reclassified the Company's business segments and assessed the Company's performance on a new basis. The reportable segments for the fiscal year ended March 31, 2003 were:

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

         As discussed in Note 5, on April 8, 2004, the Company sold the phone card business and has reported the results of the phone card business as discontinued operations. Accordingly, segmental information for the phone card business is no longer presented as the Company currently operates in two business segments viz. India Online business and U.S.Publishing business.

         During the year ended March 31, 2004, the Company has discontinued its earlier practice of allocating the operating expenses to its segments as management does not use this information to measure the performance of these operating segments. The Company believes that allocating these expenses is no longer meaningful in evaluating segment performances since the Chief Operating Decision Maker's measure for segment results is the gross profit of the segment.

         Following are the segment results and segment assets for the years ended March 31, 2002, 2003 and 2004.


                                                            Years ended March 31,
                                                            ----------------------
                             2002                                  2003                                  2004
                              U.S.                                  U.S.                    India       U.S.
             India Online  Publishing               India Online   Publishing                Online    Publishing
              Business     Business    Total         Business      Business     Total       Business    Business      Total
             ---------------------------------------------------------------------------------------------------------------


Revenues from
external
customers:

Advert-
ising    US$2,239,386 US$4,395,590 US$6,634,976 US$1,905,516 US$4,940,803 US$6,846,319 US$2,184,411 US$5,129,229 US$7,313,640

Fee based
services      336,532      887,447    1,223,979      861,728      863,795    1,725,523    1,451,772      681,191    2,132,963
        ----------------------------------------------------------------------------------------------------------------------
            2,575,918    5,283,037    7,858,955    2,767,244     5,804,598    8,571,842   3,636,183    5,810,420    9,446,603
        ----------------------------------------------------------------------------------------------------------------------
Inter
segment
revenues:
Advertising 1,265,037    1,407,553    2,672,590       87,930       286,184      374,114      31,611       34,000       65,611
        ----------------------------------------------------------------------------------------------------------------------
Total
revenues    3,840,955    6,690,590   10,531,545    2,855,174     6,090,782    8,945,956   3,667,794    5,844,420    9,512,214
        ----------------------------------------------------------------------------------------------------------------------
Cost of
revenues
-Third-
  party     1,337,183    3,760,841    5,098,024    1,078,472     4,481,618    5,560,090   1,130,373    3,608,029    4,738,402
-Inter
 segment      123,937           --      123,937       13,554          --         13,554         --          --           --
        ----------------------------------------------------------------------------------------------------------------------
Total
cost of
revenues    1,461,120    3,760,841    5,221,961    1,092,026     4,481,618    5,573,644   1,130,373    3,608,029    4,738,402
        ----------------------------------------------------------------------------------------------------------------------
Segment
Gross
Profit   US$2,379,835 US$2,929,749 US$5,309,584 US$1,763,148  US$1,609,164 US$3,372,312 US$2,537,421 US$2,236,391 US$4,773,812
       =======================================================================================================================

Segment
Assets US$30,419,528 US$12,890,171 US$43,309,699 US$18,055,607 US$9,334,043 US$27,389,650 US$13,935,845US$10,220,059US$24,155,904
       ==========================================================================================================================


         The following is a reconciliation of the segment gross profits to the loss from continuing operations before income taxes of the Company for the years ended March 31, 2002, 2003 and 2004.


                                                              Years ended March 31,
                                                              ----------------------
                                                 2002                   2003                   2004
                                                 ----                   ----                   ----


        Segment Gross Profit............     US$   5,309,584     US$   3,372,312         US$ 4,773,812
        Inter segment expenses..........           2,548,653             360,560                65,611
        Operating expenses..............          20,938,426          14,903,365             7,927,067
        Other income (loss) ............           1,998,692              18,090              (125,132)
                                            -----------------    ---------------         ---------------
        Loss from continuing operations
        before income taxes.............    US$  (16,178,803)    US$ (11,873,523)        US$ (3,343,998)
                                            -----------------    ----------------        ---------------


         Revenues are derived from customers based as follows:


                                                               Years ended March 31,
                                                               ---------------------
                                                 2002                   2003                   2004
                                                 ----                   ----                   ----

        United States.....................     US$  5,370,367         US$    5,573,161        US$5,377,198
        India.............................          2,472,460                2,757,482           3,665,317
        Rest of the world.................             16,128                  241,199             404,088
                                              ----------------        -----------------      ---------------
        Total revenues.........................US$  7,858,955         US$    8,571,842        US$9,446,603
                                              ----------------        -----------------      ---------------


         Net property, plant and equipment by location is as follows:


                                                                As of March 31,
                                                                ---------------
                                                          2003                   2004
                                                          ----                   ----

        United States...............................   US$    512,729       US$  244,116
        India.......................................        1,744,287          1,247,124
                                                      ----------------      ------------
        Total.......................................   US$  2,257,016       US$1,491,240
                                                      ----------------      -------------


17.      Concentrations of credit risk

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains the majority of its cash and cash equivalents in Indian Rupees with reputed banks in India.

         The Company's advertising revenues from the India Online business are primarily derived from large corporate clients in India. Advertising revenues from the U.S. Publishing business are primarily derived from corporate clients and retail customers in the United States and Canada. The Company's fee based revenues from the India Online business and U.S. Publishing business are primarily derived from retail customers in India, the United States and Canada. These do not expose the Company to any material concentrations of credit risk.

Significant clients

         No single client accounted for more than 10% of the total revenues for the years ended March 31, 2002, 2003 and 2004.

18.      Stock Based Compensation

         1999 Stock Option Plans

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

         The Company has elected to use the intrinsic value method of APB Opinion No. 25 to account for its stock-based compensation plans regarding options awarded to officers, employees, retainers in full time service of the Company and non-employee directors for their services as directors, and the fair value method specified in SFAS No. 123 in respect of the options awarded to associates of the Company.

         For the years ended March 31, 2002, 2003 and 2004, the Company recognized a compensation cost of US$67, US$403 and US$426, in respect of stock options granted to associates of the Company in accordance with SFAS 123.

         Activity in the warrants available to be granted under the 1999 ESOP is as follows:


                                                               Shares available to be granted as options
                                                                         Years ended March 31,

Employee Stock Option Plan 1999:                                      2002           2003             2004
                                                                      ----           ----             ----


Warrants available to be granted, beginning of year....             10,900          5,350           18,250
Forfeited..............................................             13,450         12,900           22,975
Options granted........................................            (19,000)            --           (7,500)
                                                                -----------      ----------        ---------
Warrants available to be granted, end of year..........              5,350         18,250           33,725
                                                                ===========      ==========        ==========


Activity in the warrants of the 1999 ESOP for the years ended March 31, 2002, 2003 and 2004 is as follows:


                                                               Years ended March 31,
                    ---------------------------------------------------------------------------------------------------------
                                 2002                             2003                                2004
                       Shares                           Shares                            Shares
                    arising out    Weighted average   arising out   Weighted average    arising out      Weighted average
                    of options      exercise price    of options     exercise price     of options        exercise price
                    -----------    -----------------  -----------   ----------------   -----------       ----------------


Outstanding at
the  beginning
of the year.....    269,100        US$ 7.17  Rs 336     274,650     US$  6.52  Rs  318    261,750       US$    6.49   Rs  308
Granted.........     19,000        US$ 2.25  Rs 108         --             --      --       7,500       US$   10.32   Rs  474
Forfeited.......    (13,450)       US$ 7.75  Rs 371     (12,900)    US$ 10.84  Rs  524    (22,975)      US$    9.67   Rs  444
                   ---------       --------  -------   --------     ---------  --------   --------      -----------   -------
Outstanding at
the end of the
year..........      274,650        US$ 6.52  Rs 318    261,750      US$  6.49  Rs  308    246,275       US$    6.92   Rs  300
                   ---------       --------  -------   --------     ---------  --------   --------      -----------   -------


         Activity in the warrants available to be granted under the 1999 ASOP is as follows:


                                                                  Shares available to be granted as options
                                                              --------------------------------------------------
                                                                            Years ended March 31,
                                                              --------------------------------------------------
    Associate Stock Option Plan 1999:                                    2002            2003              2004
                                                                         ----            ----              ----


    Warrants available to be granted, beginning of year..             132,900         137,650           109,650
    Forfeited............................................               5,750             --                 --
    Options granted......................................              (1,000)        (28,000)               --
                                                                     ----------     ----------         ---------
    Warrants available to be granted, end of year........             137,650         109,650           109,650
                                                                     ==========     ==========         =========



         Activity in the warrants of the 1999 ASOP for the years ended March 31, 2002, 2003 and 2004 is as follows:


                                                               Years ended March 31,
                    ------------------------------------------------------------------------------------------------------
                                 2002                             2003                                2004
                       Shares                           Shares                            Shares
                    arising out    Weighted average   arising out   Weighted average    arising out     Weighted average
                    of options      exercise price    of options     exercise price     of options       exercise price
                    -----------    -----------------  -----------   ----------------   -----------      ----------------


Outstanding at
the beginning
of the year......   65,100       US$  12.12   Rs  568    60,350     US$12.32  Rs  601     88,350       US$9.38     Rs  446
Granted.........     1,000       US$   2.25   Rs. 108    28,000     US$ 2.26  Rs  109        --             --         --
Forfeited.......    (5,750)      US$   2.78   Rs. 133       --           --      --          --             --         --
                   ----------    -----------  --------   -------    --------- --------    --------     ---------   --------
Outstanding
at the end
of the
year............    60,350       US$  12.32   Rs. 601    88,350     US$ 9.38  Rs  446     88,350       US$ 10.27   Rs  446
                   ----------    -----------  --------   -------    --------- --------    --------     ---------   --------


2002 Stock Option Plan

         In January 2002 the Company's board of directors approved the 2002 Stock Option Plan ("2002 plan"), which provide for the grant of stock options to the Company's employees. All options under this plan are exercisable for the ADSs of the Company. The Company has elected to account for the 2002 plan using the intrinsic value method of APB Opinion No. 25. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of the Company's equity shares are currently reserved for issuance pursuant to 2002 plan.

         Under the terms of the 2002 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rates set forth in each award. Each option grant carries with it the right to purchase a specified number of the Company's ADS's at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant.

         For the 2002 plan, the Company had, during the fiscal year ended March 31, 2003, obtained necessary approvals from regulators in India. During the fiscal year ended March 31, 2004, the Company made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan.

         Activity in the warrants available to be granted under the 2002 plan is as follows:


                                                                  Shares available to be
                                                                    granted as options
                                                                   Years ended March 31,
                                                                   ---------------------

ADS linked Employee Stock Option Plan 2002:                           2003           2004
                                                                      ----           ----


Warrants available to be granted, beginning of year......          280,000         59,500
Forfeited................................................               --         69,250
Options granted..........................................         (220,500)      (116,000)
                                                                 ----------      ---------
Warrants available to be granted, end of year............           59,500         12,750
                                                                 ==========      =========



         Activity in the warrants of the 2002 plan for the fiscal year ended March 31, 2003 and 2004 is as follows:


                                                           Year ended March 31, 2003         Year ended March 31, 2004
                                                           Shares                            Shares
                                                         arising out  Weighted average    arising out  Weighted average
                                                         of options   exercise price      of options   exercise price
                                                         ----------   ----------------    -----------  -----------------


Outstanding at the beginning of the year...........             --            --            220,500        US$ 2.26
Granted............................................         220,500     US$ 2.26            116,000        US$ 7.75
Forfeited..........................................             --            --            (69,250)       US$ 2.28
Exercised..........................................             --            --            (32,225)       US$ 2.28
                                                         -----------  ----------           ----------      ---------
Outstanding at the end of the year.................         220,500     US$ 2.26            235,025        US$ 4.64
                                                         -----------  ----------           ----------      ---------


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


                                                              Years ended March 31,
                                         -----------------------------------------------------------------
                                                 2002                  2003                  2004
                                                 ----                  ----                  ----


    Net Loss As reported...............    US$(14,765,006)       US$(18,981,150)        US$(5,719,842)
    Less: Total stock-based employee
          compensation expense
          determined under fair value
          based method for all
          awards.....................            (224,745)             (257,166)             (647,364)
                                         --------------------- --------------------- ---------------------
    Adjusted pro forma...............      US$(14,989,751)       US$(19,238,316)        US$(6,367,206)
                                         --------------------- --------------------- ---------------------
    Loss per share - basic and
    diluted
        As reported..................          US$  (1.15)            US$ (1.48)            US$ (0.45)
                                               ===========            ==========            ==========
        Adjusted pro forma............         US$  (1.17)            US$ (1.50)            US$ (0.50)
                                               ===========            ==========            ==========



         The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:


                                                                       Years ended March 31,
                                                                       ---------------------
                                                                    2002         2003        2004
                                                                    ----         ----        ----


        Dividend yield........................................       0%           0%          0%
        Expected life.........................................   4 years      4 Years     4 Years
        Risk free interest rates..............................       8%        5.75%          5%
        Volatility............................................   99.32%      118.59%      112.6%



         The following table summarizes information about stock options outstanding as at March 31, 2004:


                                                                   Options Outstanding
                                           ---------------------------------------------------------------------
             Range of Exercise Price           Number of             Weighted
                                                shares               average
                                              arising out           remaining               Weighted average
                                              of options         contractual life            Exercise price
                                              -----------        ----------------           ----------------


                US$  1.73 - 2.62                284,775             2.78 years         US$    2.20    Rs    96
                US$  6.05 - 9.38                106,500             8.59 years         US$    7.62    Rs.  331
                US$ 9.86 - 13.65                118,875             2.55 years         US$   11.02    Rs.  478
                US$15.53 - 20.53                 56,500             0.86 years         US$   18.27    Rs.  793
                US$23.46 - 25.05                  3,000             1.10 years         US$   23.77    Rs.1,032



19.      Loss per share

         A reconciliation of the numerators and denominators used in the computation of the basic and diluted per equity share has not been provided, since 61,114, 29,145 and 319,542 stock options outstanding as on March 31, 2002, 2003 and 2004 respectively, which can potentially dilute basic EPS in the future were anti dilutive in those years.

20.      Commitments and contingencies

         Litigation

         On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters (the "Underwriter defendants") in the Company's June 2000 initial public offering (the "IPO") and listing of ADSs were named as defendants in the legal action of Khanna v. Rediff.com India Ltd. et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs in Khanna allege that the Company's registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended ("Securities Act"), the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act") and SEC Rule 10b-5. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against the Company and the other defendants propounding substantially the same allegations. All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York.

         On May 11, 2001, the Company received from the Underwriter defendants a demand for indemnification of the underwriters' legal fees and liabilities. The Company's board of directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers Liability Insurance, ("the D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverages for the Company's cost of defending the class action lawsuit, indemnification liabilities to its officers and directors, and indemnification liabilities to the Underwriter defendants. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. Based on the noon buying rate at March 31, 2004, the face amount of the D&O Policy is approximately US$20.6 million. The proceeds of the D&O Policy are available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately US$259,000 (based on the noon buying rate at March 31, 2004), which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company.

         During the fiscal year ended March 31, 2002, the Company recorded a recoverable from the Insurance carrier of US$67,955 paid by the Company towards legal fees in excess of the self-insured retention for this case. The insurance carriers have informed the Company that this amount would be paid on the settlement of the cases. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. The Company has been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

         On June 5, 2001, twenty-four companies, including the Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the lawsuit of Shives et al v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of the Company's officers and directors. The plaintiffs in Shives allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to Section 1 of the U.S. Sherman Antitrust Act of 1890, as amended, Section 4 of the Clayton Antitrust Act of 1914, as amended, and Section 10(b) of the Securities Exchange Act of 1934 (and Rule 10(b)-5 promulgated thereunder) against the underwriter defendants. The plaintiffs further allege that the issuer defendants, including the Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act and Rule 10(b)-5 by concealing or failing to disclose the compensation earned by the underwriter defendants in the initial public offerings. As against the Company and its oficers and directors, the Complaint defines a "Rediff.com Sub-class" consisting of all persons who purchased common stock of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other similar cases filed against other issuers who had IPOs in 2000 and 2001.

         On November 24, 2003, plaintiffs' counsel in the Shives and Khanna cases filed a single Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from the Shives and Khanna cases. On January 30, 2004, the Company and its officers and directors filed a motion to dismiss the Consolidated Complaint. The Underwriter Defendants filed a separate motion to dismiss. The motions are currently being briefed by the parties.

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

         Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which purportedly owns copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that the Company was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because the Company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company's directors. The warrants as against two of the Company's directors were promptly cancelled and the warrant against one director was stayed. The Company is continuing to investigate the underlying facts of the complaint. The directors have presently been exempted from personal appearance and have filed an application for discharge of the complaint before the Magistrate.

         The Income Tax authorities in India have disallowed certain expenses claimed by the Company for certain years and have also levied penalties on some of those disallowances. The amounts of the penalties are not quantifiable at present and the Company has lodged appropriate appeal proceedings with the relevant income tax authorities. The Company expects to prevail in the appellate proceedings.

         The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations, cash flows or the financial position of the Company.

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS




To the Board of Directors
Rediff.com India Limited

         We have audited the consolidated financial statements of Rediff.com India Limited as of March 31, 2003 and 2004 and for each of the years in the three year period ended March 31, 2004 and have issued our report thereon dated April 29, 2004 (included elsewhere in the Annual report on Form 20-F), which report expresses an unqualified opinion. Our audits also included the accompanying Schedule of Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.





Deloitte Haskins & Sells
Mumbai, India
Dated:  April 29, 2004



                                     Schedule of Valuation and Qualifying Accounts

Allowance for trade accounts receivables

  Description        Balance at                                                Effect of           Balance
                    Beginning of       Charged to cost                       exchange rate         at end
                      Period            and expenses         Write offs         changes           of period
----------------- ----------------- ---------------------- --------------- ---------------- ---------------------


  Fiscal 2004     US$1,034,360           US$186,090        US$(90,000)        US$99,227     US$1,229,677
----------------- ----------------- ---------------------- --------------- ---------------- ---------------------
  Fiscal 2003     US$841,160             US$189,385        US$(20,388)        US$24,203     US$1,034,360



                                   SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                     REDIFF.COM INDIA LIMITED


                                     By:      /s/ Ajit Balakrishnan
                                              --------------------------
                                     Name:    Ajit Balakrishnan
                                     Title:   Chairman and Managing Director
Place: Mumbai
Date: September 29, 2004.

                                   SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           REDIFF.COM INDIA LIMITED

                                           By:      /s/ Joy Basu
                                                    ----------------------
                                           Name:    Joy Basu
                                           Title:   Chief Financial Officer.


Place:  Mumbai
Date: September 29, 2004

                                CERTIFICATIONS

I, Ajit Balakrishnan, certify that:

1.   I have reviewed this annual report on Form 20-F of Rediff.com India
     Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and;

     (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: September 29, 2004

                                                /s/ Ajit Balakrishnan
                                                ------------------------------
                                                Ajit Balakrishnan
                                                Chairman and Managing Director
                                                (Principal Executive Officer)

                                CERTIFICATIONS

I, Joy Basu, certify that:

1.   I have reviewed this annual report on Form 20-F;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and;

     (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: September 29, 2004

                                               /s/ Joy Basu
                                               ----------------------------
                                               Joy Basu
                                               Chief Financial Officer
                                               (Principal Financial Officer)

                 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                      PURSUANT TO 18 U.S.C. SECTION 1350

         In connection with the accompanying Annual Report on Form 20-F of Rediff.com India Limited for the fiscal year ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ajit Balakrishnan, the principal executive officer of Rediff.com India Limited, hereby certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of Rediff.com India Limited.



Date: September 29, 2004                          /s/ Ajit Balakrishnan
                                                  ---------------------
                                                Ajit Balakrishnan
                                                Chairman and Managing Director


         A signed original of this written statement required by ss. 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                 CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                      PURSUANT TO 18 U.S.C. SECTION 1350

         In connection with the accompanying Annual Report on Form 20-F of Rediff.com India Limited for the fiscal year ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joy Basu, Chief Financial Officer of Rediff.com India Limited, hereby certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of Rediff.com India Limited.



Date     September 29, 2004                            /s/ Joy Basu
                                                       ------------
                                                       Joy Basu
                                                       Chief Financial Officer


         A signed original of this written statement required by ss. 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.