Form 20-F
period 2005-03-31
REDIFF COM INDIA LTD
filed 2005-06-30
CIK 1103783

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

                   For the fiscal year ended March 31, 2005

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 12,880,050 equity shares.

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

         Item 17 [  ]      Item 18 [X]

         This annual report on Form 20-F shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-122536) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.


                                       TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----


CROSS REFERENCE SHEET..............................................................................1

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS.................................................3

FORWARD-LOOKING STATEMENTS.........................................................................3

EXCHANGE RATES.....................................................................................5

SELECTED CONSOLIDATED FINANCIAL DATA...............................................................6

RISK FACTORS.......................................................................................7

BUSINESS..........................................................................................24

   Overview.......................................................................................24
   Our Markets....................................................................................25
   Our Opportunity................................................................................25
   Our Strategy...................................................................................26
   Our Product and Service Offerings..............................................................27
   Infrastructure.................................................................................35
   Competition....................................................................................35
   Intellectual Property..........................................................................36
   Facilities.....................................................................................36
   Legal Proceedings..............................................................................37
   Government Regulation..........................................................................39
   Ownership of Foreign Securities................................................................41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............42

MANAGEMENT........................................................................................55

RELATED PARTY TRANSACTIONS........................................................................64

EXCHANGE CONTROLS.................................................................................65

TRADING MARKET....................................................................................68

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES.............................................69

PRINCIPAL SHAREHOLDERS............................................................................72

TAXATION..........................................................................................74

USE OF PROCEEDS...................................................................................81

CONTROLS AND PROCEDURES...........................................................................82

PRESENTATION OF FINANCIAL INFORMATION.............................................................84

ADDITIONAL INFORMATION............................................................................85

EXHIBIT INDEX ...................................................................................E-1

INDEX TO FINANCIAL STATEMENTS ...................................................................F-1

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

Item 6.  Directors, Senior Management and Employees

         See "Management".

Item 7.  Major Shareholders and Related Party Transactions.

          See "Principal Shareholders" and "Related Party Transactions".

Item 8.  Financial Information

         See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2004 and 2005 and the related three-year period ended March 31, 2005 and Report of Independent Registered Public Accounting Firm for Rediff Holdings, Inc. for the fiscal year ended March 31, 2003. Also see "Business--Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 9.  The Offer and Listing

         See "Trading Market".

Item 10. Additional Information

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisitions and Divestments--Value Communications Corporation", "Exchange Controls", "Restriction on Foreign Ownership of Indian Securities", "Taxation" and "Additional Information".

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

         C. Principal Accountant Fees and Services - See "Principal Accountant Fees and Services"

         D. Exemptions from the Listing Standards for Audit Committees

            Not applicable

         E. Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers

            Not applicable

PART III

Item 17. Financial Statements

         Not applicable.

Item 18. Financial Statements

         See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2004 and 2005 and the related three year period ended March 31, 2005 and Report of Independent Registered Public Accounting Firm for Rediff Holdings, Inc. for the fiscal year ended March 31, 2003.

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

         In this annual report, references to "$" or "US$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. Our financial statements are prepared in Indian Rupees and presented in U.S. dollars except in case of our U.S. subsidiaries which are prepared in U.S. dollars. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to a particular "fiscal" or "financial" year are to Rediff's fiscal year ended March 31 of such year.

         Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled "Exchange Rates", or at all. Except as otherwise stated in this annual report and for information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the noon buying rate, in the City of New York, on March 31, 2005, for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 43.62 per US$1.00.

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

         In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed with the U.S. Securities and Exchange Commission (the "SEC"), from time to time. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

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

         The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York:


Fiscal Year Ended March 31,        Period End (1)      Average (1)(2)           High                Low
                                   --------------      --------------        ----------         ----------
2001                                 Rs.46.85            Rs.45.88            Rs.47.47            Rs.43.63
2002                                    48.83               47.81               48.91               46.58
2003                                    47.53               48.36               49.07               47.53
2004                                    43.40               45.78               47.46               43.40
2005                                    43.62               44.87               46.45               43.27


         The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month                                             High                 Low
                                               ------------        ----------
December 2004                                     44.52               43.27
January 2005                                      43.82               43.35
February 2005                                     43.73               43.28
March 2005                                        43.70               43.44
April 2005                                        43.72               43.48
May 2005                                          43.62               43.21
June 2005 (up to June 27, 2005)                   43.71               43.44

-------------

(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.


         On June 27, 2005, the noon buying rate in the city of New York was Rs. 43.44.

                     SELECTED CONSOLIDATED FINANCIAL DATA

         Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2004 and 2005 and the selected statement of operations data for the fiscal years ended March 31, 2003, 2004 and 2005 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm. The selected balance sheet data set forth below as of March 31, 2001, 2002 and 2003 and the selected statement of operations data for the fiscal years ended March 31, 2001 and 2002 are derived from U.S. GAAP financial statements which are not included in this annual report.*


                                                                 Fiscal Years Ended March 31,
                                           ---------------------------------------------------------------------------
                                              2001             2002            2003            2004            2005
                                           ---------        ----------      ----------      ----------     -----------
                                                          (in US$ thousands, except per share data)

   Statement of Operations data:
   Revenues......................             US$5,233        US$7,859        US$8,572        US$9,446       US$12,627
   Cost of goods sold............                  147              --              --              --              --
   Cost of revenues..............                2,155           5,098           5,560           4,738           5,113
   Gross profit..................                2,931           2,761           3,012           4,708           7,514
   Operating expenses............               14,837          20,938          14,903           7,927           9,227
   Loss from continuing
      operations.................               (6,360)        (16,101)        (12,177)         (3,349)         (1,220)
   Profit/(Loss) from
      discontinuing operations...                   (5)          1,336          (6,804)         (2,371)           (208)
   Net loss......................            US$(6,365)     US$(14,765)     US$(18,981)      US$(5,720)      US$(1,428)
   Loss per Equity Share
      (from continuing
      operations) - basic and
      diluted....................             US$(0.51)       US$(1.25)       US$(0.95)       US$(0.26)       US$(0.10)
      (from discontinued
      operations) - basic and
      diluted....................             US$(0.01)        US$0.10        US$(0.53)       US$(0.19)       US$(0.01)
   Loss per Equity Share - basic
      and diluted................             US$(0.52)       US$(1.15)       US$(1.48)       US$(0.45)       US$(0.11)
   Weighted average number of
      Equity Shares - basic and
      diluted....................               12,253          12,795          12,795          12,800          12,850


                                                                      As of March 31,
                                            ----------------------------------------------------------------------------
                                               2001            2002            2003            2004            2005
                                            ----------       ---------      ----------       --------         ----------
                                                                      (in US$ thousands)
   Balance Sheet Data:
   Cash and cash equivalents.....            US$47,654       US$26,520       US$14,384       US$11,639       US$10,069
   Current assets................               50,755          30,538          18,015          15,293          15,323
   Current liabilities...........                7,248           8,126           4,777           3,825           5,878
   Total assets..................               67,497          52,250          30,332          24,868          25,690
   Total shareholders' equity....               60,249          44,004          25,541          21,027          19,797

--------------------

*    The selected financial data set forth above should be read in conjunction with Item 5. "Operating and Financial
     Review and Prospects" and the financial statements and the notes to those statements included elsewhere in this annual report.


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

         Khanna Action

         On April 16, 2001, four of our officers and directors, including Ajit Balakrishnan, our Chairman and Managing Director, a group of investment banks that acted as underwriters in our June 2000 initial public offering (the "IPO") and listing of ADSs and we, were named as defendants in Khanna v. Rediff.com India Ltd. et al., (the "Khanna Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. The plaintiffs allege that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 under the Exchange Act. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against us and the other defendants setting forth substantially the same allegations. All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York.

         Shives Action

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

         On November 24, 2003, plaintiffs' counsel in the Khanna action and Shives action filed a Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from Khanna action and Shives action. On January 30, 2004, we and our officers and directors filed a motion to dismiss the Consolidated Complaint. The underwriter defendants filed a separate motion to dismiss. On October 15, 2004 the District Court judge granted in part and denied in part the motions to dismiss and set a pre-trial discovery schedule. At a status conference held on January 26, 2005, the District Court judge set a deadline for pre-trial fact discovery and referred the parties to a magistrate judge for settlement discussions. On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our Board of Directors resolved to indemnify our officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors & Officers liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate at March 31, 2005, the face amount of the D&O Policy is approximately US$20.5 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses incurred in the course of our defense and the defense of the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately US$ 257,694 (based on the noon buying rate at March 31, 2005), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

         RCC Complaint

         On June 21, 2000, we and our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony
Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000, the "RCC Complaint"), filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offense under Section 292 of the Indian Penal Code, 1860, as amended, or IPC, for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the RCC Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition, or Writ Petition, was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000) seeking, among other things, relief setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of the Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. In the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines.

         IMI Compliant

         A complaint was filed by the Indian Music Industry ("IMI"), a society representing various music companies in Magistrate's Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Indian Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music, which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors filed an application for discharge of the complaint before the Magistrate. However, a recent judgment of the Supreme Court of India has held that applications for discharge cannot be heard by the Magistrate who will be conducting the trial in relation to a pending complaint. As such, the application for discharge of the complaint before the Magistrate now needs to be withdrawn and a fresh application for quashing the complaint will have to be filed in the High Court. Such application is under preparation and will be filed shortly. If they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

         All of the foregoing actions require management time and cost. In addition, we can give no assurances that we will be successful in our defense of such actions. If any of our directors are subject to criminal penalties, we may be deprived of their services as directors.

         Other matters

         From time to time, we hire employees from our competitors and our competitors also hire our employees. In some circumstances, employees who we hire are subject to employment terms that restrict them from working for competitors of their former employer for a period of time. In one such recent case, we hired a manager from a competitor who was subject to such a restriction. The manager's former employer has given public notice in several newspapers that any person dealing with the senior manager does so at their own risk and cost. Such former employer is also seeking a permanent injunction against our manager and us to prevent the disclosure of confidential information, trade secrets and copyrighted information and to restrain our senior manager from breaching the terms of his former employment contract. The former employer has also claimed damages in the sum of Rs. 10.0 million (approximately US$ 230,000). While Indian courts have often determined not to enforce restrictions such as those sought against our senior manager on the grounds that employees cannot be prevented from earning a living, there can be no assurance that the court will refrain from issuing an injunction or holding us liable for damages due to this or other hires that we have made or may make in the future from any competitor. Any such claim, whether or not having merit, would involve us in incurring expense, including for legal fees, and management time, and there can be no assurance that we would be successful in defending any such claim. If we are unsuccessful in our defenses against such claims and Times Internet Limited proves that it has suffered damages, we could be required to terminate the employment of our manager and pay monetary damages.

         We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.

         For additional information regarding pending litigation filed against us, please see "Business- Legal Proceedings" in this annual report.

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

We have a history of losses. We may continue to incur losses and we may not achieve or maintain profitability.

         We have incurred significant net losses and negative cash flows since our inception in January 1996, including a net loss of approximately US$ 1.43 million for the fiscal year ended March 31, 2005. As of March 31, 2005, we had an accumulated deficit of approximately US$ 55.82 million. We may continue to have net losses and negative operating cash flows for the foreseeable future. We expect to increase our spending as we continue to expand our services, advertise and promote our brand, and invest in the expansion of our infrastructure and sales and marketing staff. We have incurred and in the future may incur expenses in connection with acquisitions and investments. Accordingly, we will need to generate significant additional revenues, while controlling our expenses, to achieve profitability. We may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will ever achieve or sustain profitability or that our history of operating losses will not continue in the future. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.

Intense competition in our businesses could prevent us from achieving on sustaining profitability.

         Our businesses compete in various sectors including with Indian and foreign online content and services providers, and traditional print and television media companies. Many of our competitors have a longer operating history, greater name recognition and customer base, and greater management, financial, technical, marketing, sales, brand, and other resources than we do. They can use their superior experience and resources in a variety of competitive ways, including by investing more aggressively in research and development, creating superior content, making acquisitions, and competing more aggressively for advertisers. There has also been a trend toward industry consolidation so our smaller competitors today may become part of larger competitors in the future. If our competitors in our online business are more successful than we are at generating visitors and website traffic due to superior content and other service offerings or our competitors in our publication business are more successful at growing their circulation and advertising share, our revenues may decline.

         In addition to Internet companies, our online business faces competition from other companies that offer traditional media advertising opportunities, including print and television companies. Most large advertisers have set advertising budgets, a small portion of which is allocated to Internet advertising. For the near future, we expect that large advertisers will continue to focus their advertising efforts on traditional media. If we fail to convince these companies to spend a larger portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on Internet advertising, our operating results may decline.

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

         Our publication business in the United States and Canada faces competition from not only Internet-based publications but also from other publications targeted at Indian-Americans and from television channels featuring Indian news and programming. In addition, competition for paying subscribers for our India Abroad newspaper, which is subscription-based, is intense due to the presence of other paid newspapers such as New India Times, Indian Express and India West. Further, our publications also face competition from free newspapers and from electronic media, such as television and online publications and services.

         Our revenues could be adversely affected if we are unable to adapt to new forms of pricing for the services and products we offer. Increased competition or the actions of our existing competitors may result in:

     o   loss of visitors and website traffic;
     o   loss of paid subscribers;
     o   loss of advertisers;
     o   reduced operating margins;
     o   loss of market share; and
     o   diminished value in our services.

         Any one of these factors could materially and adversely affect our business, financial condition and operating results. For additional information regarding our competition, please see "Business - Competition" in this annual report Our quarterly operating results may fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause the price of our ADSs to decline.

         Our quarterly results may fluctuate significantly in the future based on a variety of factors. These factors could affect our long-term performance. Some of these factors include:

     o   increased competition;
     o   changes in pricing policies for our product and service offerings;
     o increase in personnel, marketing and other operating expenses to support our anticipated growth;
     o our ability to attract new users and to retain existing users at reasonable costs;
     o our ability to adequately maintain, upgrade and develop our website, our computer network and the systems that we use to process customer orders and payments;
     o the timing of our expansion plans in India and other geographic markets;
     o   seasonality in retail sales;
     o technical difficulties, system or website downtime or Internet service disruptions; and
     o   entry into new businesses requiring substantial investments.

         Our operating results are volatile and can be difficult to predict. As a result, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that our operating results in any future quarter could be below the expectations of investors generally and any published reports or analyses on us. In that event, the market price of our ADSs may decline.

We may not be able to grow our business if advertising in our markets does not expand.

         Online Advertising

         Our business strategy depends on the anticipated growth of online advertising in our markets and the growth of our revenues depends on increased revenues generated by advertising. We anticipate that a high portion of our future revenues will continue to be derived from hosting advertising space on our website. Online advertising is an unproven business and our ability to generate and maintain significant advertising revenues will (among others) depend on:

     o our ability to attract and retain advertisers at profitable rates in light of intense competition;
     o our ability to generate and continue to grow a large community of users with demographics attractive to advertisers;
     o advertisers' acceptance of the Internet as an effective and sustainable medium;
     o the effectiveness of our advertising delivery, tracking and reporting systems; and
     o our ability to adapt, including technologically, to new forms of Internet advertising.

         Different pricing models are used to sell online advertising, and it is difficult to predict which, if any, of the models will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. A reduction in traffic on our website may cause new advertisers not to enter into contracts with us and could cause existing advertisers not to renew their contractual arrangements with us, each of which, in turn, would reduce our potential advertising revenues. Additionally, any development of Internet software that blocks advertisements before they appear on a user's screen may hinder the growth of online advertising and could materially and adversely affect our ability to grow our online advertising revenues and our business. Also, a slowdown in economic growth, and in particular a slowdown in the growth of companies that advertise on the Internet, may result in a reduction in our advertising revenues.

         Our contracts with advertising customers do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Additionally, our contracts with advertising customers are usually limited to a specific project and/or for a specific time period and not any future work. There are also a number of factors other than our performance, and not within our control, that could cause the loss of advertising customers. Early termination of material contracts or non-renewal of an expired material contract could have a material adverse effect on our business and on our future financial performance.

         Newspaper Advertising

         Our business strategy in the United States and Canada for our India Abroad business depends primarily on growth in advertising in our publications. Competition to provide news and information regarding India or of interest to Indian-Americans in these markets is intense, with competitors including publications with general circulation or that are offered for free and electronic media, such as websites and television channels dedicated to Indian news and programming. Our ability to secure advertising contracts and maintain our advertising rates depends principally on the number of subscribers we have on our circulation. If we are unable to compete with these alternatives or experience a reduction in paid subscribers, we may experience a reduction in advertising revenues. A slowdown in economic growth, in particular a slowdown in the growth of companies that advertise products or services targeted at Indian-Americans, may also reduce advertising revenues for our publications. Further, as is the case with our contracts with online advertisers, our contracts with advertising customers for our India Abroad business usually do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Any of these factors could have a material adverse effect on our business and our future financial performance.

The loss of one or more significant advertisers could adversely affect our revenues.

         We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2005 our top ten advertisers in India accounted for approximately 31% of our India Online revenues. For the same period, for our U.S. publishing business, our top ten advertisers contributed approximately 24% of total U.S. publishing revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

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

         Our online businesses rely heavily on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure, such as telephone lines leased from service providers. The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation, and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include:

     o system failures and outages caused by fire, floods, earthquakes, tsunamis, power loss, telecommunications failures and similar events;
     o software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems;
     o security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information; and
     o   terrorist acts.

         We have limited backup systems and redundancy. The failure of these backup systems could lead to the disruption of our services and the loss of important data. We have suffered temporary service outages in the past from time to time that have resulted in a disruption of our services. Future disruptions or the occurrence of any of the foregoing factors may result in users being temporarily unable to access our content, community and e-commerce offerings. Any sustained disruption will reduce the number of visitors to our website and could have a material adverse impact on the transactions handled through our website. Such disruptions could also reduce the number of advertisers on our site and materially affect our operating results, which may lead to a decline in the market price of our ADSs.

         We seek to protect our computer systems and network infrastructure from physical break-ins, as well as security breaches and other disruptive problems. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. There can be no assurance that these security measures will be effective.

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

         We have made several strategic acquisitions and investments in order to penetrate new markets, generate additional revenue streams and provide value-added services to our users. We may, if opportunities arise, acquire or invest in developing products, technologies or companies in the future. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Such transactions are accompanied by a number of risks, including:

     o the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;
     o the difficulty of assimilating the operations, third-party relationships and personnel of the acquired companies with our operations;
     o the potential disruption to our ongoing business and distraction of management during the acquisition and integration process;
     o the difficulty of incorporating acquired technology, software or content into our products, and unanticipated expenses related to such integration;
     o the impairment of relationships with employees and customers as a result of any integration of new management personnel;
     o the potential unknown liabilities associated with acquired businesses;
     o   failure to develop successfully new products or technologies;
     o failure to popularize such products or technologies and/or derive expected revenues therefrom;
     o unfavorable changes in business environment and government regulations; and
     o unfavorable changes in accounting rules and guidelines relating to our acquisitions.

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

We are highly dependent on our agreements with mobile service providers for service delivery and fee collection.

         Our mobile services, including wireless short messaging services, depend mainly on the cooperation of a large number of private and government mobile phone operators who have the necessary licenses to provide mobile services to consumers across various states/cities in India. We rely on all of these mobile phone operators to provide network and gateway for our wireless short messaging services. We also utilize their billing systems to collect service fees from customers. Certain of these mobile phone operators also provide services to their customers (such as the downloading of ringtones), which compete with the mobile services we offer. This may make them less eager to cooperate with us. If any or all of these mobile service providers encounter technical problems, or if they refuse to cooperate with us or reduce fees payable to us, our ability to provide mobile services may cease or be severely disrupted, which may have a significant and adverse impact on our future operating results.

We rely on increased sales of, and high renewal rates for, our subscription and fee based products and services.

         A part of our India Online revenue growth for the fiscal year ended March 31, 2005 was from our fee-based Internet services consisting primarily of paid e-mail service, subscription service and wireless short messaging service in India. We are deriving an increased portion of our revenues from these services. If not enough users adopt and use our fee-based Internet services, our growth may be adversely affected.

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

         We could be exposed to liability for the selection of listings that may be accessible through our website or through content and materials that we develop or that our users may post in message boards, chat rooms, blogs or other interactive services. For example, we are a party to a criminal writ petition filed in the High Court of Mumbai, India, which alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. Please see the section on "Business - Legal Proceedings" in this annual report for more information on this litigation. Further, in December 2004, a senior executive of eBay's Indian affiliate, Baazee.com, was arrested and held in custody in India in connection with the alleged sale of a pornographic video CD on Baazee.com's online auction website. We may also be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we post on our website. We could also become liable if confidential information is disclosed inappropriately on or through our website. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information.

         We offer Internet-based e-mail services, which could expose us to potential liabilities or claims resulting from:

     o   unsolicited e-mail;
     o   lost or misdirected e-mail;
     o   illegal or fraudulent use of e-mail; and
     o   interruptions or delays in e-mail service.

         The laws in India and the United States relating to the liability of companies which provide online services, like ours, for activities of their users, are currently unsettled. Investigating and defending these claims is expensive, even if they do not result in liability. We do not carry insurance to protect us against all types of claims, and there is no precedent on such liabilities under Indian law. Further, our business is based on establishing the Rediff.com website as a trustworthy and dependable provider of content and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

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

         In addition, the laws relating to the online sale of goods and services is not fully developed. The various laws and regulations that cover online sales of products and their interpretation involve a significant degree of uncertainty. For example, we may have to register our business under various laws relating to the sale of goods. Further, the application of tax law as it relates to online transactions for goods and services is likewise uncertain. Our business, financial condition and operating results may be materially affected if we were required to obtain such registrations or comply with various additional laws and regulations or pay additional taxes.

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

Indian and/or overseas regulators and other telecommunications operators may challenge our ability to offer a Voice Over Internet Protocol, or VOIP, service as one of the features of our Rediff BOL instant messenger service.

         In January 2005, we launched a new version of our Rediff BOL instant messenger service. Among the new features we introduced was a PC-to-PC voice chat facility that allows Rediff BOL users to chat, using VOIP technology, with each other. Calls made are routed through the Internet. While Rediff BOL users may not use the voice chat facility to communicate through a switched telephone network, it is possible that Indian and/ or overseas telecommunications regulators, operators or trade associations may in the future seek to impose restrictions on our ability to offer this voice chat facility. If any such restrictions are imposed, we may be required to discontinue this feature of Rediff BOL. Further, we may be required to devote time and management attention, and incur expenses, addressing any such restrictions or responding to claims from third parties regarding Rediff BOL.

We may not be able to manage our operations effectively if we grow, which could harm our business.

         We anticipate expansion of our business in India as we address growth in our customer base and market opportunities. In order to manage the expected growth of our operations and personnel, we will be required to improve existing and implement new operational and financial systems, procedures and controls, and to expand, train and manage our employee base. Further, our management will be required to maintain and expand our relationships with various other partners, mobile phone operators, Internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations or that such relationships will be maintained or developed.

Currency exchange rate fluctuations may adversely impact our operating results and financial condition.

         The exchange rate between the Rupee and the U.S. dollar has changed substantially in the last two decades and could fluctuate substantially in the future. On an annual average basis, the Rupee declined against the U.S. dollar from 1980 to 2002. In May 2002, however, the Rupee began appreciating relative to the U.S. dollar, such that as per the cable transfer buying Rupee/U.S. dollar exchange rate quoted by the Federal Reserve Bank of New York, the Rupee gained approximately 11.4% of its value relative to the U.S. dollar from a rate of Rs.49.08 = U.S.$1.00 in May 2002 to a rate of Rs. 43.62 = U.S.$1.00 as of March 31, 2005. As of June 27, 2005, the cable transfer buying Rupee/U.S. dollar exchange rate quoted by the Federal Reserve Bank of New York was Rs.
43.44 = U.S.$1.00, a 0.4% appreciation against the rate as of March 31, 2005 stated above.

         Because a substantial portion of our cash and cash equivalents is currently held in Indian Rupees, devaluation or depreciation of the value of the Indian Rupee will adversely affect the value of our cash reserves in foreign currency terms. In addition, our market valuation could be materially adversely affected by the devaluation of the Indian Rupee if U.S. investors analyze our value and performance based on the U.S. dollar equivalent of our financial condition and operating results. We expect that a substantial portion of our revenues will continue to be generated in U.S. dollars from our U.S.-based operations for the foreseeable future and a significant portion of our expenses, including personnel costs, will continue to be denominated in Indian Rupees. As such, any appreciation of the Rupee against the U.S. dollar will reduce the cost advantage derived from our Rupee-denominated expenses and is likely to adversely affect our financial condition and results of operations.

If we are unable to adapt to the rapid technological changes, our business could suffer.

         Our success will depend, in part, on our ability to respond to technological advances and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, our business and our future financial performance could be materially adversely affected.

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

         As of March 31, 2005, our six largest shareholders and their affiliates beneficially owned an aggregate of approximately 77% of our Equity Shares. As a result, such shareholders acting collectively are able to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. In case of a special resolution, approval of three-fourths of the shareholders present and voting is required. Examples of actions that require a special resolution include:

     o   amending our Articles of Association;
     o issuing additional shares of capital stock, except for pro rata issuance to existing shareholders;
     o   commencing any new line of business; and
     o   commencing a liquidation.

         Further, Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (formerly Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as a Director on Board and as our Chairman so long as they hold not less than 10.0% of our issued, subscribed and paid-up capital. Mr. Balakrishnan currently serves an indefinite term and is not required to retire by rotation.

         The interests of our controlling shareholders may differ from our other shareholders or owners of our ADSs and could result in a delay or prevention of a change in control of our Company even if a transaction of that sort would be beneficial to our other shareholders, including the owners of our ADSs, or in the best interest of our Company.

         For additional information regarding our principal shareholders, please see "Principal Shareholders" in this annual report.

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

         We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our website or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our business. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damages awards and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

         For additional information regarding our intellectual property rights, please see "Business - Intellectual Property" in this annual report.

The limited installed personal computer base in India limits our pool of potential customers and restricts the growth of our business.

         The market penetration of, or access to, personal computers, or PCs, and, consequently, the Internet in India is far lower than in the United States. According to the MAIT, personal computer sales for the nine months ending December 31, 2004 were estimated at 2.5 million units. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

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

         The growth of the telecom and mobile industry in India will be a significant factor in determining whether we can grow our business. As with many developing nations, the fixed line telecommunications infrastructure in India is not fully developed. Although this industry has been opened for private sector participation, service levels remains inferior to service levels in most developed countries. Further, telephone penetration rates, measured by the number of telephone lines per one thousand persons in India, are low when compared to most developed countries. Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Prices for bandwidth capacity have remained high, as compared to the United States, due to, among other things, capacity constraints. Further, limitations in network architecture in India sometimes limit Internet connection speeds to 28 Kbps or less, which are less than the 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on direct satellite link, digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers and reduce our desirability to online advertisers.

         Further, our growth is limited by the high cost of obtaining hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, much of India's population will not be able to afford to use our services. The failure of a significant number of additional Indians to obtain affordable access to the Internet would make it difficult to execute our business strategy.

         In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, the broadband penetration rates in India is very low compared to other developed countries. According to the report of the Telecom Regulatory Authority of India, or TRAI, dated October 7, 2004, as of December 31, 2003 India had 0.4 internet connections and 0.02 broadband connections per 100 persons, while South Korea and the People's Republic of China had 26 and 2.5 internet connections, and 25 and 1.4 broadband connections per 100 persons, respectively, as of December 31, 2003. If the broadband and telecom industry in India fails to register significant growth as has been experienced by other developed countries, our growth may also be affected.

The success of our e-commerce platform depends on its acceptance and growth in India, which is uncertain.

         Many of our existing and proposed products and services are designed to facilitate e-commerce in India, although there is very little e-commerce currently being conducted in India. Demand and market acceptance for these products and services by consumers is highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into through the Internet and the validity of digital signatures, are governed in India by the Information Technology Act, 2000 (the "IT Act"). In addition, many Indian businesses have deferred deploying e-commerce initiatives for a number of reasons, including the existence or perception of, among other things:

     o   inconsistent quality of service;
     o   lack of legal infrastructure relating to e-commerce in India;
     o   lack of security of commercial data such as credit card numbers;
     o   low number of Internet users in India; and
     o   low levels of credit card penetration in India.

         If usage of the Internet, credit cards and e-commerce in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to achieve significant growth of our e-commerce products and services. Also, a slowdown in economic growth in India may result in an overall reduction in consumer and business spending, which will adversely affect our e-commerce platform revenues.

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

Terrorist attacks and other acts of violence or war involving India, the United States, and other countries could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, results of operations and financial condition.

         Terrorist attacks, such as the ones that occurred in New York and Washington, D.C., on September 11, 2001, New Delhi on December 13, 2001, the bomb blasts in Mumbai on August 25, 2003, and the October 2004 bomb blasts in Northeast India, as well as other acts of violence or war, including those involving India, the United States or other countries, may adversely affect Indian and worldwide financial markets. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Travel restrictions as a result of such attacks may have an adverse impact on our ability to operate effectively. Increased volatility in the financial markets can have an adverse impact on the economies of India and other countries, including economic recession.

If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, the health of which our business depends upon.

         Some parts of India have experienced communal disturbances, terrorist attacks and riots during recent years. If such events recur, the market for our services may be adversely affected, resulting in a decline in our income.

         The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including those between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Hostilities and tensions may occur in the future and on a wider scale. Also, since 2003, there have been military hostilities and continuing civil unrest and instability in Iraq and Afghanistan. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

Political instability related to the current multi-party coalition government could halt or delay the liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

         The Government has traditionally exercised and continues to exercise significant influence over many aspects of the economy. Our business, and the market price and liquidity of our ADSs, may be affected by interest rates, changes in Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

         Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. We cannot assure you that these liberalization policies will continue in the future. The recently concluded general elections in India resulted in the election of a multi-party coalition government that relies on the support of political parties that have traditionally been opposed to the economic liberalization policies that have been pursued by previous governments. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including our business.

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

         We cannot assure you that equity or other forms of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of anticipated or unanticipated opportunities, develop or enhance our infrastructure and services, or otherwise respond to competitive pressures would be significantly limited. Our business, operating results and financial condition could be materially adversely affected by any such limitation.

Our ability to acquire companies organized outside of India may depend on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively affect our revenues.

         As part of our business strategy, we may plan to acquire complementary businesses, including businesses based outside of India. For the acquisition of a business based outside India we may, under certain circumstances, be required to obtain approval of the Reserve Bank of India and/or the Government of India. The Government of India has recently issued guidelines permitting acquisitions without approval of companies organized outside India with a transaction value subject to a cap of 100% of the Indian party's net worth. If the acquisition is undertaken through the issuance by the Indian company of stock in the form of listed ADRs in exchange for the stock of the non-Indian company, the cap on the transaction's value is the greater of 100% of the Indian company's net worth and 10 times the Indian company's export earnings in the previous fiscal year.

         We cannot assure you that we will be able to obtain any required approval from the Reserve Bank of India and/or the Government of India. Our failure to obtain approval from the Reserve Bank of India and/or the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively impact our revenues.

Statistical and third-party data in this document and documents incorporated by reference herein may be incomplete or unreliable.

         We have not independently verified data from industry publications and other third-party sources and therefore cannot assure you that they are complete or reliable. Such data may also be produced on different bases from those used in Western countries. Therefore, discussions of matters relating to India, its economy or our industry are subject to the caveat that the statistical and other data upon which such discussions are based may be incomplete or unreliable.

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

         Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs and, under certain circumstances, the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through stockbrokers registered with the Securities and Exchange Board of India ("SEBI") in a domestic Indian stock market. As our Equity Shares are not listed on any Indian stock exchange, if you elect to surrender your ADSs and receive Equity Shares, you would be unable to redeposit outstanding Equity Shares with our Depositary and receive ADSs. Therefore, unless the law is changed, the number of outstanding ADSs and the trading volumes for all ADSs will decrease to the extent that Equity Shares are withdrawn from our depositary facility and not deposited for the re-issuance of ADSs, which may adversely affect the market price and the liquidity of the market for the ADSs.

Currently there is no public trading market for our Equity Shares in India or elsewhere which, together with existing Indian laws that restrict the conversion of outstanding equity shares into ADSs, reduce your ability to sell our Equity Shares represented by ADSs.

         Currently there is no public trading market for our Equity Shares in India or elsewhere, and we cannot assure you that we will take steps to develop one or that we will be able to meet applicable listing guidelines or regulations to list our Equity Shares on a stock exchange in India or elsewhere. Our Equity Shares are only traded on the Nasdaq Small Cap Market, or Nasdaq, in the form of ADSs. Under current Indian laws and regulations, outstanding Equity Shares not listed in India may not be deposited into our depositary facility except in certain limited circumstances or with certain regulatory approvals. Thus, if you elect to surrender your ADSs and receive Equity Shares, you will not be able to trade those Equity Shares on any securities market. Further, you will be prohibited from re-depositing such unlisted outstanding Equity Shares with our Depositary.

         Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India or for a renunciation in favor of a resident of India of rights to subscribe to equity shares pursuant to a rights offering, unless the sale breaches the pricing guidelines laid down for this purpose by the RBI, which specify that where the equity shares of an Indian company are not listed on a stock exchange:

     o if the consideration payable for the transfer does not exceed Rs. 2.0 million, at a price mutually agreed to between the seller and the buyer, based on any recognized equity share valuation methodology, on submission of a certificate from the statutory auditors of the Indian company whose equity shares are proposed to be transferred, regarding the valuation of such equity shares; and

     o if the consideration payable for the transfer exceeds Rs. 2.0 million, at a price which is lower of the two independent valuations of the equity shares being transferred prepared by the statutory auditors of the company and by a Chartered Accountant or a Merchant Banker registered with Securities and Exchange Board of India.

Our management has broad discretion in using the proceeds from our securities offerings and therefore investors will be relying on the judgment of our management to invest those funds effectively.

         Our management has broad discretion with respect to the expenditure of the net proceeds from our securities offerings. As of March 31, 2005, approximately US$ 10.0 million of the net proceeds from our ADS offering completed in June 2000 remained as cash and cash equivalents and short term deposits with banks on which we are earning interest. We intend to use the proceed from sales of our securities primarily to develop additional platforms for the growth of our online business, product development, and general corporate purposes, including capital expenditures and strategic investments, partnerships and acquisitions. However, there is a possibility that we may be unable to make successful strategic investments, partnerships or acquisitions in the near future. Further, there could be a risk that our management may use the net proceeds from our equity offerings in an inefficient or ineffective manner.

Our ADS market price is highly volatile and could drop unexpectedly in the future.

         The stock markets in the United States have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been instituted against that company. The securities class action litigation has been instituted against us in the United States. See "Risk Factors - Pending and potential litigation against us could have a material adverse effect on our business and operating results and lower the market price of our ADSs". Such litigation brought against us, even if unsuccessful, could damage our reputation and result in substantial costs and a diversion of our management's attention and resources.

Owners of our ADSs may be restricted in their ability to exercise preemptive rights and thereby may suffer future dilution of their ownership position.

         Under the Indian Companies Act, 1956, as amended (the "Companies Act"), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company's equity shares which are voted on the resolution. U.S. owners of ADSs may not be able to exercise preemptive rights for Equity Shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the owners of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of such future issuance, the new securities may be issued to our Depositary, which, if there is a trading market for such new securities which may not be the case, may sell the securities for the benefit of the owners of our ADSs. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that owners of ADSs are unable to exercise preemptive rights granted in respect of the Equity Shares represented by their ADSs, their proportional interests in our company would be reduced.

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

         It is uncertain whether or not we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current or future taxable years. PFIC status is a factual determination that is based on the composition of our income and the value of our assets during each year. Valuation of our assets, including goodwill, is based in part on the market price of the ADSs, which is subject to change from time to time. If we are a PFIC, U.S. holders of ADSs may incur significantly increased U.S. income tax costs on the sale or disposition of ADSs and on the receipt of distributions on ADSs to the extent such distributions are treated as "excess distributions" under the U.S. income tax rules. Please also see the section in this annual report entitled "Taxation--United States Federal Income Tax--Passive Foreign Investment Company Rules".

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares.

         The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2005, we had an aggregate of 12,880,050 Equity Shares outstanding. Of the outstanding Equity Shares, 5,459,700 ADSs, representing 2,729,850 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. We have filed a registration statement on Form F-3 for the sale of Equity Shares in the form of ADSs up to an aggregate maximum offering price of US$40,000,000. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either with the NASDAQ National Market, the National Stock Exchange of India or The Stock Exchange, Mumbai.

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

         We are incorporated under the laws of the Republic of India and many of our directors and executive officers reside outside of the United States. In addition, a large part of our assets and the assets of many of these persons are located outside of the United States. As a result, you may be unable to:

     o effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

     o enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in U.S. courts, including judgments predicated upon the federal securities laws of the United States.

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

         On June 14, 2000, we issued 4.6 million ADSs, representing 2.3 million equity shares at a price of US$12.00 per ADS, raising net proceeds of US$49.8 million, after underwriting discounts and expenses, and we listed our ADSs on the Nasdaq National Market. On June 20, 2000, the underwriters of our offering exercised their over-allotment option and we issued an additional 690,000 ADSs, representing 345,000 equity shares at a price of US$12.00 per ADS for net proceeds of US$7.5 million. The net proceeds of the ADS offering have been used by us, and in future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.

         During the years 2001 and 2002, while we waited for the Indian Internet user base to grow, we made a number of acquisitions in the United States to strengthen our offerings to people of Indian origin living in North America. First, we acquired "thinkindia.com", an Internet website servicing people of Indian origin in the United States, for $3.4 million. Next, in March 2001, we acquired ValuCom, a provider of online phone cards, for US$3.7 million plus deferred consideration payable over a period of 2 years. Subsequently, in July 2002, we concluded the acquisition of ValuCom by paying the deferred consideration of approximately US$3.1 million. In April 2001, we acquired India Abroad and India in New York, two weekly community newspapers based in New York, for approximately US$10.7 million.

         We periodically evaluate the fair value of goodwill arising from these acquisitions by applying the guidelines of SFAS No. 142, "Goodwill and Other Intangible Assets", and wrote off US$3.3 million, US$8.3 million and US$1.7 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. In accordance with SFAS 144, Accounting for the impairment or disposal of long-lived assets, the goodwill write-off relating to our Valucom acquisition has been disclosed as results from discontinued operations. The residual value of goodwill as of March 31, 2004 and as of March 31, 2005 relates to our India Abroad business and amounts to US$7.3 million.

         During the fiscal year ended March 31, 2004, we evaluated the prospects of the Valucom business and decided that, because of a number of factors, including the downward trend of telecom rates for US-India telephone calls, the emergence of low cost competitors and our lack of sufficient scale, it was more prudent to exit the Valucom business. In April 2004, we exited this business.

Our Markets

         We believe that the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms and our ability to capture a sizeable share of the increase in revenues resulting from such growth.

         The growth of the user bases for internet and mobile phones, in turn, is dependant on government policies which facilitate a competitive and financially healthy telecom industry. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones. We believe these steps are starting to show results:

     o Personal computer sales for the nine months ending December 31, 2004 were estimated at 2.5 million units, according to the Indian Manufacturers Association of Internet Technology ("MAIT"); and

     o   The number of Indian mobile phone subscribers reached approximately
         55.4 million as of May 31, 2005, according to the TRAI.

         The growth of our U.S. businesses is dependent on our ability to launch new services that appeal to the approximately 2 million Asian Indians living in the United States as well as increase in advertising revenues from our weekly newspapers, India Abroad and India in New York, and from our Rediff US Website.

Our Opportunity

         Internet and mobile phone usage is at an early stage in India and after a period of slow growth from 2000 to 2003, is currently starting to accelerate. We believe our opportunities are driven by the following factors:

     o We believe that we were an early mover in the Indian market; our brand is recognized and valued by Indian Internet users;

     o We are one of the few Internet companies in India offering complete website services, such as e-mail, search, chat, instant messaging, blogs, news and online shopping;

     o Low credit and debit card penetration rates in India means that many potential e-commence customers are not able to make payments online. Moreover, distribution and fulfillment facilities are not integrated nationally. Anticipated improvement in infrastructure, an increase in credit and debit card penetration rates, and the development of alternative payment mechanisms for online purchases, such as cash on delivery is expected to fuel the growth of e-commerce in India;

     o As of December 31, 2003, the percentage of online advertising expenditure to total advertising expenditure is less than 1% in India, compared to 3% to 5% in countries such as the People's Republic of China and South Korea, according to the TRAI. As penetration and usage of the Internet grows in India, we believe advertisers will increasingly use this medium as an additional advertising channel. We believe that as Internet advertising grows in popularity in India, we are well positioned, as one of India's leading websites, to benefit from this growth; and

     o In India, mobile value-added services in the form of ringtones, games and chat services, are just getting under way as mobile phone operators complete installation of infrastructure for these services. We believe that as a website with a large number of users, we are well positioned to benefit from the revenues generated from these services.

Our Strategy

         We believe our success is due to our focus on providing a full range of culturally relevant website solutions to Indians living in India and other parts of the world. We intend to continue to focus on providing the following services:

     o News and information services, including breaking news as well as message boards for users to post their opinions, a facility for users to personalize news to those that suit their interests and periodic newsletters they can receive in their e-mail boxes. Our news and information channels cover politics, business and entertainment news.

     o Communication services, including e-mail, chat and instant messaging. E-mail services are provided in a variety of Indian languages.

     o Mobile services, including facilities for downloading ringtones, mobile games, wallpapers, chat and email. We provide these services for both 2G and 2.5G mobile services.

     o Consumer and business services, including webhosting, domain name registration, matchmaking and astrology. Some of our consumer services are offered on a subscription basis.

     o Search services, including facilities to locate local information on people and businesses.

     o Online shopping services, including a platform for merchants in India to create online shops, package tracking facilities, and a facility for consumers to rate merchants. Our online shopping service also allows Indians living in India and worldwide to send gift products to their friends and relatives living in India. We offer a wide range of payment options to our consumers.

     o Online advertising services on our Rediff.com website, revenues from which currently account for a significant portion of our India Online business. These include banners, email and text link campaigns and sponsorship of editorial events. Our target client base for advertising and sponsorships include global companies doing business in India as well as domestic corporations.

     o Our recently launched "Pay4Clicks" platform, which is an automated platform targeted at small- to medium-scale Indian businesses that have little or no online presence or have limited advertising budgets. "Pay4Clicks" allows merchants to advertise on the Rediff.com website, with a fee being charged to the merchant each time a user clicks on its advertisement. This model has shown vibrant growth in some parts of the world.

     o In the United States, publication of "India Abroad" and "India in New York", as well as providing online services to the Asian Indian community.

         We believe that the growth of our revenues and profits from the India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms and our ability to capture a sizeable share of the increase in revenues resulting from such growth.

         The growth of the user bases for internet and mobile phones, in turn, is dependant on government policies which facilitate a competitive and financially healthy telecom industry. During the last few years, the Government of India has taken a number of steps in this direction- opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones. As a result, according to the TRAI, the Indian subscriber base grew by 25% during fiscal 2005 to approximately 5.65 million as of March 31, 2005, compared to approximately 4.55 million as of March 31, 2004. According to statistics compiled by the TRAI, the number of mobile phone subscribers in India was approximately 52.2 million as of March 31, 2005, compared to approximately 33.6 million as of March 31, 2004, and had grown to
55.4 million as of May 31, 2005.

         The growth of our US businesses is dependant on our ability to launch new services that appeal to the approximately 2 million affluent Asian Indians living in the United States.

Our Product and Service Offerings

India Online Business

         Our Rediff.com India website consists of information, communication and content services, free and paid community features and products, including e-commerce and mobile services. With 36 million online registered users worldwide as at March 31, 2005, we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

         For the fiscal year ended March 31, 2005, the India Online business segment generated US$ 6.6 million of revenues, accounting for 51.9% of our total revenues from continuing operations.

         Information and Content
         -----------------------

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

         We believe that a significant percentage of our online users are between 18 and 34 years old. As such, we place emphasis on reaching younger users through more focused information and content relevant to this audience.

         Our primary information and content channels are broadly classified into news content and interest specific subjects. News content includes:

     o Current affairs and breaking news. Our in-house editorial staff and contract journalists provide our users with up-to-date news focused on events of interest to Indians, including feature news stories, interviews and online chats with leading Indian personalities. We provide breaking news and in-depth coverage of significant news and other events. We also aggregate news and photos from various news providers and websites, thereby giving our users access to news and information relevant to them from multiple sources and points of view.

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

     o Cricket/Sports. Our cricket/sports channel provides coverage of Indian and global sporting news. We provide in-depth coverage of cricket news from India and around the globe, including statistics, scores and schedules, regular columns, feature stories and interviews. We also provide special coverage of major sporting events of specific interest to Indians.

         Interest specific channels include topic of interest such as Auto, Health, Home Decor, Personal Finance and Jobs.

         Content for these channels is managed through a combination of in house editorial staff, content syndication from newswires, content aggregation from other publications and news providers, and by partnering with specialized content providers. We also provide analysis of our in-house and aggregated news content and an opportunity for users to participate in discussions and debates on a variety of subjects online in our discussion forums. During fiscal 2005, we completed development of our content crawling, aggregation and publishing platform, allowing us to aggregate and publish, at a relatively low cost, a variety of channels without actually incurring the expense of creating content. These channels can be viewed in the "Rediff Radar" section of our website.

         Our registered users have the opportunity to receive updated news and information via e-mail by subscribing to a choice of daily newsletters such as our daily News flash and Money flash. Additionally, our website offers users the Rediff Personal Edition, enabling the creation of personalized home pages with specific topics of interest to individual users.

         Our website also allows users to search the Rediff.com archives, which contain over seven years of news and information, using our own search technology. We also allow users to search the World Wide Web, with technology licensed from an original equipment manufacturer ("OEM") partner.

         Community Features and Products
         -------------------------------

         Through a single login facility, we provide a combination of free and paid community features and products to consumers and businesses. Our offerings include e-mail, instant messaging, chat, e-cards, Matchmaker, astrology services, blogs, message board, social networking and mobile services. Some of these features and products are offered without charge, while others are offered on a subscription or fee basis.

                  E-mail, Instant Messaging, Chat and E-cards

         We offer our users a variety of e-mail solutions tailored to their needs. All of our e-mail services offer Spam control and support eleven Indian languages. Rediffmail, our flagship e-mail service, is provided free of charge to our users. Our free e-mail service has limited features but additional features may be individually purchased as add-on supplements. Additionally, we have created branded e-mail products, such as Rediffmail Plus, Rediffmail Mobile, Rediffmail Pro and Rediffmail Pro Enterprise by packaging various groups of features together to match the preferences of specific users. We have priced each of these branded products competitively. Our e-mail offerings are described below.

     o Rediffmail is a free service that provides users with a full featured e-mail service with a Spam shield and 1GB of free storage space. We operate one of the largest free e-mail systems in India. As of March 31, 2005, we had approximately 36 million registered Rediffmail users.

     o Rediffmail Plus is a subscription service that offers a variety of premium features. Rediffmail Plus subscribers receive 2GB of storage space, the ability to send large attachments and accounts which do not automatically expire when not used. Subscribers can also send up to 100 SMS messages and access their e-mail accounts with other client applications, free of charge. Rediffmail Plus comes with a 30 MB Briefcase. A one year subscription to Rediffmail Plus is currently priced at Rs. 449 (or approximately US $ 10).

     o Rediffmail Mobile is a subscription service with a variety of premium features similar to Rediffmail Plus but with the added functionality of receiving e-mail alerts on the user's selected mobile phone. This service is currently priced at Rs. 399 (or approximately US $ 9) for a one year subscription.

     o Rediffmail Pro is a subscription service targeted at business users. Rediffmail Pro offers small businesses, as well as large corporations, the ability to select, subject to availability, their own domain name for e-mail addresses. Subscribers are given five e-mail addresses and 1GB of storage space, which can be allocated among employees and increased without limitation at an additional charge. Rediffmail Pro also offers enhanced address book features and virus protection. Users may also access their other e-mail accounts at other POP accounts through their Rediffmail Pro accounts. A one year subscription to Rediffmail Pro is currently priced at Rs. 1,695 (or approximately US $ 38). Rediffmail Enterprise Pro is a web based e-mail service for corporates having a large field force of agents/sales associates/dealers.

     o We recently launched "Rediff Business Solution", which is aimed at the small and medium enterprise ("SME") segment in India. Through this product, we offer SMEs a range of web management services such as domain name registration, web hosting and business email. Features offered include 100 MB web hosting storage space, a choice of Windows or Linux platforms, 1 GB of webmail storage space and the ability to register domain names for up to 10 years.

                  Instant Messenger

         Rediff Bol instant messenger is a free service that enables instant communication across the Internet with other Rediff Bol users. During the third quarter of fiscal 2005, we re-launched Rediff Bol and included a voice chat facility based on peer-to-peer technology that allows Rediff Bol users to chat with other online users anywhere in the world. Users can also use Rediff Bol to send text messages via Short Messaging Service ("SMS") to any Indian mobile phone and can also create an online persona using Rediff Bol's "Avatars" feature. The voice chat facility is currently undergoing beta testing.

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

                  Matchmaker

         Rediff Matchmaker is a matrimonial service targeted at the global Indian community. This service offers users the ability to post profiles of themselves or others for free on the Rediff Matchmaker member database. Users may also search the Rediff Matchmaker member database for free and those with profiles can initiate contact with and be contacted by other users. With a subscription to the Rediff Matchmaker service, users can also send e-mails to and chat with potential matches. A three-month subscription to Rediff Matchmaker is currently priced at Rs.1,000 (or US$20 for payments made in U.S. dollars). Matchmaker was established in the fiscal year ended March 31, 2003.

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

                  Connexions

         Connexions is our free online social networking product. Users become part of a network by creating and uploading profiles that include details about their profession, education and interests. Thereafter, users can invite friends to join their network and can become linked to a larger network. One of Connexions' applications is as a platform to search for people who provide specific services or products either from within a user's network or from other users across the service.

                  Search Services

         We are currently in the process of launching local search services, such as an airfare search service which will be designed as a tool to help users compare domestic air fares. Users will enter the destination and date of travel desired and the search application will provide fares from different airlines.

                  Mobile Services

         Rediff Mobile offers mobile phone users a number of value added services. Users order our value added services from their mobile phones by sending a request via SMS to 7333 (seven triple-three), which is our designated number for such services, or by browsing our content on general packet radio service (GPRS) or wireless application protocol (WAP) enabled mobile phones. For certain value added services, users can also place orders through our website, including downloads, contests, services, and news and information. Our mobile offerings are described below:

     o Downloads. Users can download ringtones, polyphonic ringtones, logos, picture messages, wallpapers and games from our website. We have introduced search of ring tones on mobile phones. Downloads include popular Indian content, such as Indi-pop ringtones, Indian cricket team logos and wallpapers featuring Bollywood movie stars. Our ringtones, logos, picture messages and wallpapers are currently priced between Rs.1 and Rs.20 each (including the cost of the outgoing SMS which requests the download), and our games are currently priced between Rs.49 and Rs.99 each.

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

         Rediff Mobile was established in the fiscal year ended March 31, 2003. During fiscal 2005, we entered into an exclusive partnership with BSNL, the leading government-owned mobile operator in India on the Sim Tool Kit ("STK") menu for BSNL subscribers across the southern and eastern markets of India. The partnership allows BSNL subscribers in these markets to access all our paid premium and regular services directly from their cell phones. Fiscal 2005 also saw us entering into agreements with Reliance and Tata Indicom - the two leading CDMA operators in the country - allowing subscribers across these networks to access the value added services on our 7333 platform. This is in addition to our earlier partnerships with the leading GSM operators in the country. Our value-added mobile services are also integrated across four leading GPRS networks in India that allow subscribers across these networks to browse the Rediff.com website on their mobile phones and download paid services. With these partnerships, we believe that we have established an extensive footprint in the country for value-added mobile services.

         E-Commerce
         ----------

         Rediff Shopping is an online marketplace which allows users to purchase products and services from various merchants. We offer products and services in various categories, the most popular of which currently include apparel, personal accessories, electronics, flowers and jewelry.

         During fiscal 2005, we introduced a vendor rating system to enable online shoppers on our e-commerce platform to rate their shopping experience with different online vendors. Customers are invited to provide feedback when items are delivered, rating their experience with the vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the amount and type of feedback provided, after applying internal logic calculations.

         Auctions
         --------

         We recently launched Rediff Auctions, a new platform that allows customers to use an online multi-price marketplace and bid for items listed for sale by vendors. We provide vendors with the software tools that they can use to upload and manage their online inventory. Vendor inventories are posted on the auction site and bids are accepted for a specific period of time, after which the customer with the highest bid wins the auction.

         Revenue Sources
         ---------------

         India Online business primarily includes revenues from online advertising and fee-based services. Online advertising includes advertisement and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services.

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

         Some of our advertisers also enter into agreements pursuant to which they pay a fixed fee for a guaranteed number of impressions on our site. Our standard rate per thousand impressions, commonly referred to as CPMs, for banner advertisements varies, depending on location of the advertisements on our site, the targeted country and the extent to which the advertisements are targeted to a particular audience. Discounts from standard CPM rates may be provided for higher volume and longer-term advertising contracts. We have introduced new formats for advertisers to broaden the appeal of the advertisements to our users, such as text ads and dynamic hypertext markup language

         We had over 225 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2005. Our top five advertisers accounted for approximately 34% of our India advertising revenues for the fiscal year ended March 31, 2005. A partial list of our advertising clients includes Citibank, Coca-Cola, Samsung, Colgate, Google, Hewlett Packard, Hero Honda Motors, the ICICI Group, Johnson & Johnson, Levers, Makemytrip, LG Electronics, Monster India and Pepsi.

         During fiscal 2005, we launched a new platform, "Pay4Clicks", which is an automated platform that allows merchants to advertise on the Rediff.com website, with a fee being charged to the merchant each time a user clicks on its advertisement. Users who click on an advertisement are directed to the merchant's website or e-mail address or to the merchant's mobile phone via SMS. Our Pay4Clicks platform is aimed at attracting Indian SMEs that have little or no online presence or have limited advertising budgets, thereby allowing them to reach a wider market for their products or services. We have also added a re-seller module to allow partners to sell advertisements on the rediff.com website. We are also in the early stages of developing a classifieds section to allow the display of such ads in accordance with defined categories. The initial response from consumers to this service has been encouraging.

                  Fee-based services

         Revenues from fee-based services primarily include income from various paid e-mail and other service products, such as e-commerce marketplace and mobile services.

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

         During fiscal 2005, we expanded our fee-based services to include offering domain name registrations and website hosting services. This is aimed at attracting small- to medium-scale Indian businesses to register their domain names through us and to allow us to host their websites using our Windows and Linux platforms.

         Infrastructure
         --------------

                  Online Advertising

         Our sales and marketing professionals are responsible for seeking additional advertisers and e-commerce merchants, creating advertisements, as well as obtaining and analyzing customer feedback. Sales team members are based in Mumbai, New Delhi, New York, Chicago and Toronto. The sales team coordinates regularly regarding advertising across all of our businesses. Our sales team includes designers, copywriters, programmers, campaign managers and technology personnel. As of March 31, 2005, our sales team consisted of 78 sales and marketing professionals.

         Many of the leading advertising agencies have expanded their operations with the establishment of interactive divisions. These divisions promote the Internet as an advertising medium among leading marketers in India. We closely interact and support these advertising agencies in garnering larger online advertising budgets from their clients.

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

                  E-commerce

         Our shopping platform has a host of user-friendly features such as product search and detailed product category listing. The "tracking order", "view account" and "shopping bag details" features make online shopping more convenient for users. Users can pay for purchases by credit card, local check, C.O.D. or direct debit to an Internet banking account if they have an account with designated Indian banks. Our customer service officers address customer inquiries through e-mail and solicit feedback from users to continuously improve our offerings. Customers are invited to provide feedback when items are delivered using the vendor rating system that we launched during fiscal 2005, rating their experience with a vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the amount and type of feedback provided, after applying internal logic calculations.

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

         Electronic Payments
         -------------------

         We were among the first Internet companies in India to accept credit cards for online payments. Users can use all leading U.S. dollar and Rupee credit cards and online money transfers for online payments. All online transactions are secured by Secure Socket Layer (SSL) technology.

         We have entered into agreements with Citibank, N.A. and ICICI Bank Limited to automate Visa and MasterCard credit card payments through our website.

         We also have arrangements with a number of major banks in India to facilitate online money transfers.

         Mobile services
         ---------------

         We have entered into agreements with major Indian mobile phone operators permitting their mobile phone users to access our offerings. Our agreements with these operators currently allow us to reach Global Systems for Mobile Communications ("GSM")-based and CDMA-based cellular providers, covering almost the entire mobile footprint in India. Pursuant to the terms of our agreements with Indian mobile phone operators, we receive a portion of the amounts charged by these operators to their mobile phone users for using our SMS- based offerings.

         Our offerings include ringtones, polyphonic ringtones, logos, picture messages, wallpapers and games from third-party providers that are made available on our website. Pursuant to the terms of our agreements with these third-party providers, we pay these providers an agreed amount per downloaded offering and share with them a percentage of the revenues we receive from mobile phone operators in respect of the content obtained from such provider which we provide to mobile phone users.

United States Publishing Business

         Our United States publishing business primarily consists of our India Abroad newspaper, India in New York newspaper and Rediff.com U.S.A. website. For the fiscal year ended March 31, 2005, the United States publishing business generated US$ 6.1 million of revenues, accounting for 48.1% of our total revenues.

         India Abroad
         ------------

         India Abroad, which we acquired in April 2001, was established over 35 years ago and is one of the oldest weekly newspapers focused on the Indian community in the United States. The newspaper has five North America editions
- New York, Tristate, Chicago/Dallas, Los Angeles and Canada.

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

         The paper is available for home delivery primarily in the United States and Canada. The annual subscription rate is US$ 32 in the United States, US$ 26 in Canada, US$ 90 in other countries and Rs. 1,500 in India (equivalent to approximately US$ 32). Subscriptions for six months, two years and life-time are also available. India Abroad is also available at leading newsstands and Indian grocery stores across North America, generally at US$ 1 per copy. Subscriptions comprise approximately 80% of our circulation.

         India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. Prices for our standard classified advertisement packages range from US$ 20 for 10 words in regular liner with no border to US$ 240 for 100 words (1colX4") with large text and a border. There is a 50% surcharge for running advertisements in all of the editions. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also order classified advertisements through this website.

         India in New York
         -----------------

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

         Rediff.com U.S.A.
         -----------------

         Rediff.com U.S.A. is our website targeted at the Indian-American community in North America. Rediff.com U.S.A. includes information and content which are the same as, or similar to, that on our Rediff.com India website, along with certain additional offerings, such as:

          o Rediff Radio. This service allows subscribers access to two channels of radio with Indian music (sorted by categories such as artist, composer, decades, lyricist and mood), Bollywood and other entertainment news, interviews with Indian personalities and programs such as Bollywood Rewind, Dance Bar and Chart Masala, which are hosted by Indian radio jockeys. A one month subscription to Rediff Radio is currently priced at US$ 4.95 per month, and a three-month subscription is currently priced at US$ 11.95.

         Revenue sources
         ---------------

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

         Online
         ------

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

         We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet service providers. Our current and anticipated competitors include:

          o    IndiaTimes.com (Times Internet Ltd.);
          o    MSNBC.co.in and MSN.com (Microsoft Corporation);
          o    Yahoo.co.in and Yahoo.com (Yahoo, Inc.);
          o    Google; and
          o    Sify (Sify Ltd.).

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

         Offline
         -------

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

Facilities

         India
         -----

         Our corporate headquarters are located in Mumbai, India, where we lease approximately 14,000 square feet, located in two buildings. In one facility we lease approximately 11,000 square feet and in the other, we lease approximately 3,000 square feet. The lease for the 11,000 square feet facility expired on April 25, 2005 and we are in the process of entering in to an agreement for renewal of the facility. The lease for the 3,000 square feet facility expires on November 1, 2006. We also lease approximately 2,500 square feet of office space in New Delhi, India, which serves as a branch office. This lease expires on December 31, 2006.

         United States
         -------------

         Our India Abroad subsidiary leases approximately 6,250 square feet of office space in New York, the lease for which expires on October 31, 2007. India Abroad leases an additional 3,100 square feet of office space on the second floor of the same building, the lease for which expired on November 30, 2004 and the premises surrendered in November 2004.

         Additionally India Abroad leases approximately 1,500 square feet for office space in Chicago, Illinois, the lease for which expires on March 31, 2008.

Legal Proceedings

         Securities Actions
         ------------------

         Khanna v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, four of our officers and directors, including Ajit Balakrishnan, our Chairman and Managing Director, a group of investment banks that acted as underwriters in our June 2000 IPO and listing of ADSs and we, were named as defendants in Khanna v. Rediff.com India Ltd. et al., (the "Khanna Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. The plaintiffs allege that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and Rule 10b-5 under the Exchange Act. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages.

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

         Shives et al. v. Bank of America Securities, LLC et al., United States District Court of the Southern District of New York, Case No. 01 CV 3814. On June 5, 2001, twenty-four companies, including us, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of (the "Shives Action"), a class action lawsuit filed in the U.S. District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors, including Ajit Balakrishnan. The plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. The plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended, and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including us and certain of our officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the Complaint defines a "Rediff.com Sub-Class" consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other similar cases filed against other issuers who had IPOs in 2000 and 2001.

         On November 24, 2003, plaintiffs' counsel in the Khanna action and Shives action filed a Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from Khanna action and Shives action. On January 30, 2004, we and our officers and directors filed a motion to dismiss the Consolidated Complaint. The underwriter defendants filed a separate motion to dismiss. On October 15, 2004 the District Court judge granted in part and denied in part the motions to dismiss and set a pre-trial discovery schedule. At a status conference held on January 26, 2005, the District Court judge set a deadline for pre-trial fact discovery and referred the parties to a magistrate judge for settlement discussions. On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our Board of Directors resolved to indemnify our officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors & Officers liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate at March 31, 2005, the face amount of the D&O Policy is approximately US$
20.5 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses incurred in the course of our defense and the defense of the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately US$ 257,694 (based on the noon buying rate at March 31, 2005), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

         Action Relating to Access to Pornographic Material
         --------------------------------------------------

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

         Current Indian laws provide that if any person publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs. 100,000 (approximately US$ 2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs. 200,000 (approximately US$ 4,000).

         Action Relating to Copyright Violation
         --------------------------------------

         A complaint was filed by the IMI, a society representing various music companies in Magistrate's Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors initially filed an application for discharge of the complaint before the Magistrate. However, a judgment of the Supreme Court of India held that applications for discharge cannot be heard by the Magistrate who will be conducting the trial in relation to a pending complaint. As such, the application for discharge of the complaint before the Magistrate will be withdrawn and a fresh application for quashing the complaint will have to be filed in the High Court. Such application is being prepared and will be filed shortly. Although our directors believe they have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

         Action for Injunction and Damages
         ---------------------------------

         Proceedings have been commenced by Times Internet Limited against one of our senior managers and us seeking a permanent injunction restraining the said manager, a former employee of Times Internet Limited and currently one of our senior managers, from disclosing confidential information, trade secrets, copyrighted information and to restrain him from acting in breach of his employment contract with Times Internet Limited dated February 12, 2000. Times Internet Limited claims that the manager's employment with us is in breach of his employment contract. Times Internet Limited also claims damages in the sum of Rs. 10 million (approximately US$230,000). Since the commencement of these proceedings, Times Internet Limited has not made any application for interim relief and no orders have been issued by the Court that adversely affect either our manager or us. Although we believe that we have valid defenses against the claims of Times Internet Limited, if we are unsuccessful in our defenses against such claims and Times Internet Limited proves that it has suffered damages, we could be required to terminate the employment of our manager and pay monetary damages.

         We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.

Subsidiaries

         Rediff Holdings, Inc., or Rediff Holdings, is our wholly owned subsidiary and is incorporated in the State of Delaware. Rediff Holdings holds all of the outstanding and voting shares of Rediff.com, Inc. (formerly, thinkindia.com) and substantially all of the outstanding and voting shares of India Abroad.

         Rediff.com, Inc., which runs our U.S.-based Internet website, is incorporated in Delaware. India Abroad is a New York corporation, which publishes a weekly newspaper targeted primarily at the Indian community in North America. Value Communication Corporation (or Valucom), an Illinois corporation incorporated in 1996, is another subsidiary of Rediff.com India Limited. In April 2004, we sold Valucom's business to Worldquest Networks, Inc.

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of our financial condition and operating results should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report particularly in the "Risk Factors" section of this annual report.

Overview

         We are a leading Internet destination in India focusing on India and the global Indian community. Our websites in India and the United States include information and content channels relevant to Indians, such as news, business, movies and cricket/sports, community features, such as e-mail, chat, messenger, e-commerce, matchmaker, astrology, blogs and mobile services. Many of these services are provided free of charge, while others are subscription based. We also provide wireless short messaging services from PCs to mobile phone subscribers. With 36 million online registered users worldwide as at March 31, 2005, we believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.

         Additionally, we publish a weekly newspaper, India Abroad, in the United States and Canada. In February 1996, we initiated our online content offerings with rediff.co.in and rediffindia.com. We later combined the sites into rediff.com, our online website in India. With the acquisition of thinkindia.com, Inc. (later renamed Rediff.com, Inc.) in February 2001, we launched Rediff U.S.A., an online website providing content, community and e-commerce for our users in the United States.

         During the fiscal years ended March 31, 2004 and March 31, 2005, our reportable business segments were India Online business and U.S. Publishing business. On April 8, 2004, we sold our phone card business to Worldquest Networks, Inc. In accordance with SFAS 144, Accounting for the impairment or disposal of long-lived assets, the results of the operations in the phone card business, are disclosed as discontinued operations in our consolidated statement of operations. Accordingly, the segmented results of operations for the phone card business for the fiscal year ended March 31, 2005 and for prior fiscal years have not been presented and the reportable business segments presented herein are:

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

         In earlier years, our reportable business segments were:

          (i) for the fiscal year ended March 31, 2004, India Online business and U.S. Publishing business.

          (ii) for the fiscal year ended March 31, 2003, India Online business, U.S. Publishing business and phone card business.

         Revenues from our reportable business segments were as follows:


                                                   For the Fiscal Years Ended March 31,
                                           -----------------------------------------------------
                                              2003(1)              2004               2005
                                           ---------------      ------------     ---------------
 India Online business..............        US$2,767,244        US$3,636,183       US$6,556,320
 U.S. Publishing business...........           5,804,598           5,810,420          6,070,344
      Total revenues................        US$8,571,842        US$9,446,603      US$12,626,664

--------------

(1)  Revenues for the year ended March 31, 2003 have been reclassified to conform to the current classification.

         During the year ended March 31, 2004, we discontinued our earlier practice of allocating our operating expenses to our business segments, as our management focuses primarily on the segment's gross profits to measure the performance of each operating segment.

         We have incurred significant net losses and negative cash flows since our inception in January 1996, including a net loss of approximately US$ 1.43 million for the fiscal year ended March 31, 2005. As of March 31, 2005, we had an accumulated deficit of approximately US$ 55.82 million. We will need to generate additional revenues, while controlling our expenses, to achieve profitability.

         During June 2000, we issued a total of 5.3 million ADSs, representing
2.6 million equity shares, in an underwritten initial public offering at a price of US$12.00 per ADS, for aggregate net proceeds of US$57.3 million. The net proceeds of the ADS offering have been used by us, and in the future are intended to be used by us, to develop content for our Internet websites, to advertise and promote our brand and for general corporate purposes, including strategic investments, partnerships and acquisitions.

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

         The following are the significant accounting policies used in the preparation of our consolidated financial statements.

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

         Revenues from advertisement and sponsorships are recognized ratably over the contractual period of the advertisement, commencing from the time the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. Such revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Our obligations typically include guarantee of a minimum number of impressions or number of times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of corresponding revenues until the guaranteed impression levels are achieved.

         We also earn revenues on sponsorship contracts, which include fees relating to the design, coordination and integration of the customers' content, which are recognized ratably over the term of the contract.

         Website development services principally consist of services relating to the designing of graphics, layout, artwork and content of the customers' website. Revenue from such services on large contracts that relatively take longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time is recognized on completion of the entire contract. During fiscal 2003, 2004 and 2005, short-term contracts constituted substantially all of these services.

         Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce marketplace revenues primarily consist of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop online at our website. Customers directly place orders with vendors through our website. When an order is placed, we inform the vendor through an intranet and also confirm whether payment has already been collected by us through credit card/debit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of transactions executed during the month for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions and shipping costs recovered from customers. Revenues from e-commerce services also include fees charged to vendors for creating, designing and hosting the vendors' product information on our website. Such fees are amortized over the hosting contract period.

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

         We recognize advertising revenues at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata over the term of the subscription. Revenues from banners and sponsorships on our Rediff.com U.S.A. website are recognized over the contractual period of the advertisement, commencing from the date the advertisement is placed on the website, provided that no significant obligations remain and collection of the resulting receivable is probable. Obligations may include guarantee of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of the corresponding revenues until the guaranteed impression levels are achieved.

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

Goodwill and intangible assets

         We capitalize intangible assets and goodwill resulting from business combinations.

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

Acquisitions and Divestments

Value Communications Corporation

         On March 23, 2001, we acquired the entire outstanding common stock of Value Communications Corporation, or Valucom, a company engaged in selling prepaid long-distance calling cards primarily to the Indian community in the United States and Canada. The purchase consideration consisted of US$ 3.0 million, which was paid by us on March 23, 2001, plus a deferred consideration (called earn-out payments) payable over a period of two years which was contingent upon Valucom's achieving specified earnings levels in those years.

         The transaction was accounted for by the purchase method in accordance with APB Opinion No. 16, which resulted in creation of an initial goodwill of US$ 3.7 million at March 23, 2001. Such goodwill increased to US$
6.82 million at March 31, 2002 as a result of provisions for earn-out payments to Valucom's former shareholders and cash-out of Valucom options. Such goodwill further increased to US$ 7.13 million at March 31, 2003 as a result of final earn-out payments made to Valucom's option holders.

         On April 8, 2004, we sold our phone card business, consisting primarily of the "Valucom" brand, trademarks, websites, internally built software, customer lists and certain hardware for US$500,000 to Worldquest Networks, Inc. ("WQN"). WQN paid US$200,000 of the total consideration at closing with the remaining US$300,000 paid in twelve monthly installments of US$25,000 commencing May 2004. In addition, we also sold its inventory of prepaid identification numbers ("PINS") to WQN at its carrying value on April 8, 2004, resulting in additional consideration of US$102,424. Separately, in April 2004, WQN entered into an advertising agreement with Rediff.com, Inc. entitling WQN to exclusive rights to prominent online advertising space on the Rediff.com U.S.A website. Under the terms of the advertising agreement, WQN paid Rediff US$50,000 for twelve consecutive months commencing in May 2004 for the advertising services. In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the disposal of the phone card business qualifies as discontinued operations at March 31, 2004.

India Abroad Publications, Inc.

         On April 27, 2001, we acquired substantially all the outstanding voting shares of India Abroad Publications, Inc., or India Abroad, a New York corporation primarily engaged in the publication of a weekly newspaper, India Abroad.

         Pursuant to a stock purchase agreement, at the closing of the acquisition, we paid approximately US$11.4 million to the selling shareholders of India Abroad. Simultaneously with this acquisition, the former principal shareholder repurchased certain assets for approximately US$1.1 million resulting in an estimated gain of approximately US$314,000, which has been recorded as reduction of goodwill. Of the amount to be paid to the former principal shareholder, we had placed US$2.0 million in an escrow account. As of March 31, 2005, US$ 1 million remained in the escrow account.

         We accounted for this acquisition by the purchase method, in accordance with APB Opinion No. 16, which resulted in the initial creation of goodwill of approximately US$10.5 million.

Goodwill Impairment

         Our goodwill amounts arise from the acquisitions of Thinkindia, India Abroad and Valucom. Each of these businesses represents a reporting unit. Our business in India has been treated as a single reporting unit, and since none of the components in India benefited from the synergies from acquisitions in the United States, no goodwill was allocated to this reporting unit. The realignment of our business segments did not effect the determination of our reporting units or the allocation of goodwill.

         We have tested each reporting unit for impairment of goodwill annually, or earlier upon the occurrence of a triggering event. Impairment charges recorded are as follows:

                                             Fiscal year ended March 31,
                                                   (in US$ millions)
                                       ---------------------------------------
                                         2003          2004            2005
                                       ---------    ---------        ---------
India Abroad                           US$3.2         US$--           US$--
Valucom                                   5.1          1.66              --
Rediff.com, Inc. (Thinkindia)              --            --              --
Total                                  US$8.3       US$1.66           US$--


India Abroad

         In the fourth quarter of fiscal years 2003, 2004 and 2005, we performed the annual impairment test for goodwill of India Abroad. Our management determined the fair value of the business using the discounted cash flow method in all years.

         In the fiscal year ended March 31, 2003 management determined the fair value of the business was lower than its carrying value. The comparison of the carrying amount of goodwill to its implied fair value resulted in an impairment charge of US$ 3,200,700. In the fiscal years ended March 31, 2004 and March 31, 2005, the fair value of the reporting unit exceeded its carrying value indicating that goodwill was not further impaired.

Valucom

         Value Communications Corporation's, or Valucom's, annual impairment testing date was January 1. In the fiscal year ended March 31, 2003 the management identified the following triggering events that required testing of goodwill for impairment at a date earlier than the annual date:

         a. A settlement was reached with Valucom's former founder shareholders.

         b. Deregulation of the Indian long distance telecom market, privatization of telecom providers in India and the commencement of Voice over Internet Protocol had caused irreversible and significant reductions in the pricing of long distance calls between India and the United States.

         c. The number of Indian software professionals in the U.S. (a core customer group) had fallen significantly as a result of the events of September 11, 2001 and the subsequent downturn in the technology market.

         Accordingly, we re-evaluated goodwill that arose on Valucom's acquisition and concluded that the goodwill relating to Valucom was impaired and recorded an impairment charge of US$ 5,100,000 in the fiscal year ended March 31, 2003. Our management used the discounted cash flow method to determine such values.

         On April 8, 2004 we sold the phone card business for a consideration of US$ 500,000. During the fiscal year ended March 31, 2004, we recorded a further impairment charge of US$ 1,661,222 for the Valucom goodwill (included in the loss from discontinued operations), based on the sale value of the phone card business.

Rediff.com, Inc. (formerly Thinkindia)

         During fiscal 2002 due to the unfavourable market environment, including general conditions affecting the technology industry together with the downturn in the valuation of dot.com companies, we re-evaluated the goodwill that arose on Rediff.com, Inc's acquisition for impairment. Since the projected cash flows of the Thinkindia business were negative, we closed down Thinkindia's facilities in California, terminated substantially all staff, relocated the remaining operation to New York, and wrote off the unamortized goodwill balance of US$ 3,316,508.

Current Trading and Business Outlook

         We believe that the India Online market will be entering a phase of accelerated growth as revealed by indicators such as the rapid increase in the number of mobile subscribers, higher PC sales and the increased penetration of broadband connections as recognized and encouraged by the TRAI. During the fiscal year ended March 31, 2005, we maintained our market leadership in the Indian Online space as demonstrated by the growth of our registered user base and paid subscribers. We believe that there continues to be an opportunity and a challenge to significantly grow our fee-paying subscribers which currently account for less than 1% of our registered user base. We believe the online advertising industry is in a promising stage of development with more marketers experimenting with the medium with significantly larger budgets. Growth in this business segment is largely dependent on the advertising industry collaborating with online providers like us to cohesively promote the medium to leading marketers across the country.

         Our U.S. Publishing business, comprised of India Abroad, India in New York and Rediff.com U.S.A., maintained its leadership position within the Indian-American community during the fiscal year ended March 31, 2005. Our U.S. Publishing business segment is mainly dependent on our ability to attract advertisers in a growing market, especially in the New York area, while effectively managing costs through greater operational efficiencies across our businesses.

         The outlook for our India Online business during the fiscal year ending March 31, 2006 will be dependent on whether Indian mobile and Internet users, who are largely in the early stage of use, quickly adopt the advanced services we provide such as ring tone downloads, e-commerce, online matchmaking and paid e-mail services.

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

Operating Results

         We sold our phone card business in April 2004. In accordance with SFAS 144, Accounting for the impairment or disposal of long-lived assets, the disposal of our phone card business qualifies as discontinued operations at March 31, 2004. The results of operations of the phone card business are disclosed as discontinued operations in our consolidated statements of operations for the fiscal years ended March 31, 2004 and March 31, 2005.

         The comparative analysis presented below relates to our continuing operations.

Fiscal year Ended March 31, 2005 compared to Fiscal Year Ended March 31, 2004

         Revenues. Total revenues for the fiscal year ended March 31, 2005 increased by 33.7% to US$ 12.6 million from US$ 9.5 million for the fiscal year ended March 31, 2004. This increase was principally attributable to an increase in revenues from our India Online business and to a lesser degree, the increase in revenues from our US Publishing business.

         India Online business. We recognized US$ 6.6 million in revenues from our India Online business for the fiscal year ended March 31, 2005 as compared to US$ 3.6 million for the fiscal year ended March 31, 2004, representing an increase of US$ 2.9 million, or 80.3%, over the previous fiscal year. The increase in revenue was mainly due to increases in:

     o advertising revenues by US$ 2.0 million, primarily as a result of an increase in Internet advertising in India; and

     o fee-based services by US$ 1.0 million due to an increase in revenues from our subscription services, mobile SMS services and our e-commerce marketplace. This resulted from a greater number of users and greater usage of these services.

         U.S. Publishing business. We recognized US$ 6.1 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2005, as compared to US$ 5.8 million for the fiscal year ended March 31, 2004, representing an increase of US$ 0.3 million, or 4.5%, over the previous fiscal year. The increase in revenues was primarily due to increase in advertising revenues from our Rediff.com USA website.

         Cost of revenues. Cost of revenues primarily includes cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad newspaper, e-commerce marketplace related costs and related salaries. For the fiscal year ended March 31, 2005, cost of revenues was US$
5.1 million, or 40.5% of total revenues, compared to US$ 4.7 million, or 50.2% of total revenues during the previous fiscal year. This represents an increase of US$ 0.4 million, or 7.9%, over the previous fiscal year due to an increase in the cost of revenues for our India Online business by US$0.5 million, which was partially offset by a decrease in the cost of revenues for our US Publishing business by US$88,000.

         We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005, as we expect to incur additional costs to develop new products and services, and enhance the content that we currently offer on Rediff.com.

         Sales and marketing expenses. Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. For the fiscal year ended March 31, 2005, sales and marketing expenses were US$ 2.3 million, compared to US$ 1.0 million for the fiscal year ended March 31, 2004, representing an increase of US$ 1.3 million, or 140%, over the previous fiscal year. The increase was attributable to an increase in advertising and publicity costs as we continued to invest in promoting our brand and services, as well as an increase in Indian payroll costs as higher advertising revenues led to higher commissions paid to our sales employees. In addition, during fiscal 2004, we wrote back allowances no longer required totaling US $0.7 million, which reduced total sales and marketing expenses by a corresponding amount during fiscal 2004.

         We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2006, as compared to the fiscal year ended March 31, 2005, as we launch more products and services and expand the range of offerings on our websites.

         Product development expenses. Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the fiscal year ended March 31, 2005, product development expenses were US$
1.8 million compared to US$ 1.6 million for the fiscal year ended March 31, 2004, representing an increase of US$ 0.2 million, or 14.7%. The increase was primarily due to an increase in bandwidth charges by US$ 0.2 million.

         We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

         General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premia, depreciation and sundry administrative costs. For the fiscal year ended March 31, 2005, general and administrative expenses were US$ 5.1 million compared to US$ 5.4 million for the fiscal year ended March 31, 2004, representing a decrease of US$ 0.3 million, or 4.9%. This decrease was primarily due to a decrease of US$ 0.6 million in depreciation expense, primarily as a result of certain assets being fully depreciated. We expect that as we continue to grow, our general and administrative expenses will increase in the future.

         Other income (loss), net. Other income (loss), net primarily consists of interest income and foreign exchange gain or loss. During the fiscal year ended March 31, 2005, other income (net) was US$ 0.5 million compared to a loss (net) of US$ 0.1 million for the fiscal year ended March 31, 2004, representing an increase of US$ 0.6 million. Interest income for the fiscal year ended March 31, 2005 was US$ 0.5 million, compared to US$0.3 million for the fiscal year ended March 31, 2004, representing an increase of US$ 0.2 million, or 56.4%. The increase in interest income was due to higher applicable interest rates for our Rupee-denominated deposits during the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004. Foreign exchange gain for the fiscal year ended March 31, 2005 was US$5,000 as compared to a loss of US$ 0.5 million for the previous fiscal year.

         Net loss. As a result of the foregoing, our net loss was US$ 1.4 million for the fiscal year ended March 31, 2005, compared to a net loss of US$ 5.7 million for the fiscal year ended March 31, 2004. Of the net loss for the fiscal year ended March 31, 2005, US$ 1.2 million was attributable to losses from continuing operations, while US$ 0.2 million was from our discontinued operations.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

         Revenues. Total revenues for the fiscal year ended March 31, 2004 increased 10.2% to US$9.5 million from US$8.6 million for the fiscal year ended March 31, 2003. This increase was principally attributable to the increase in revenues from our India Online business.

         India Online business. We recognized US$3.6 million in revenues for the India Online business for the fiscal year ended March 31, 2004 as compared to US$2.8 million for the fiscal year ended March 31, 2003, representing an increase of US$0.9 million, or 31.4%, over the previous fiscal year. The increase in revenue was mainly due to increases in:

          o advertising revenues by US$0.3 million, primarily as a result of an increase in Internet advertising in India; and

          o fee-based services by US$0.6 million due to an increase in revenues from our subscription services, mobile SMS services and our e-commerce marketplace. This resulted from a greater number of users and greater usage of these services.

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

Liquidity and Capital Expenditures

         Our primary liquidity needs have been to finance our losses from operations, acquisitions and capital expenditures. These have been funded primarily from the private sales of equity securities, sale of ADSs and from cash received from our operations.

         For the fiscal years ended March 31, 2003, 2004 and 2005, we incurred net losses of US$ 19.0 million, US$ 5.7 million and US$ 1.4 million, respectively. Although our net losses have decreased as a result of, among other reasons, realized cost efficiencies and increased revenues, we expect to continue to incur net losses and negative cash flows from operations, which will require us to continue to use the proceeds from the sale of our equity securities and ADSs.

         As of March 31, 2005, our accounts receivable balance was US$ 3.1 million compared to US$ 1.9 million as of March 31, 2004, net of allowances of US$ 1.4 million and US$ 1.2 million as of March 31, 2005 and 2004, respectively. This increase was principally due to the increase in our revenues. During the years ended March 31, 2003, 2004 and 2005, we had write-offs or provided allowances of US$ 0.2 million, US$ 0.2 million and US$
0.2 million for delinquent trade receivables, respectively. These write-offs and allowances constituted 2.3%, 2.2% and 1.7% of total revenues, respectively in those years.

Cash Flows


                                                              For the Fiscal Year Ended March 31,
                                                    ----------------------------------------------------------
                                                          2003                2004                 2005
                                                    ----------------    ---------------      -----------------

 Net cash (used in)/provided by operating
      activities
 - from continuing operations...................     US$ (6,720,388)     US$ (2,886,563)      US$   144,073
 - from discontinued operations.................         (2,128,786)           (373,744)           (509,568)
 Total..........................................         (8,849,174)         (3,260,307)           (365,495)
 Net cash used in investing activities..........         (3,753,778)           (561,783)         (1,424,091)
 Net cash provided by financing activities......                 --              73,473             302,925
 Effect of exchange rate changes on cash........            466,891           1,004,004             (83,156)
 Net decrease in cash and cash equivalents......     US$(12,136,061)      US$(2,744,613)      US$(1,569,817)


         Fiscal Year Ended March 31, 2005
         --------------------------------

         Net cash generated from continuing operations of US$ 144,000 during the year ended March 31, 2005 was principally attributable to the reduction of our net loss from continuing operations to US$1.4 million, which included non-cash items of depreciation and amortization of US$ 0.7 million. This was achieved through a combination of improvement in our revenues, control over our expenditures and better working capital management. Other significant contributors included an increase in accounts payable and accrued liabilities of US$ 2.1 million, an increase in unearned revenues of US$ 0.3 million, and decrease in other assets of US$ 0.3 million. These were partially offset by an increase in accounts receivable of US$ 1.2 million increase in prepaid expenses and other current assets of US$ 0.7 million and increase in recoverable income taxes of US$ 0.1 million.

         Net cash used in investing activities during the fiscal year ended March 31, 2005 was US$ 1.4 million, consisting principally of purchases of computers and other capital equipment in connection with the expansion of our network which was partially offset by cash inflows from the sale of Valucom phone card business.

         Net cash provided by financing activities during the fiscal year ended March 31, 2005 was US$ 303,000, which represented cash received for employee stock options exercised during the year.

         As of March 31, 2005, we had aggregate commitments for capital expenditures of approximately US$ 450,144.

         Fiscal Year Ended March 31, 2004
         --------------------------------

         Net cash from continuing operations used in operating activities of US$ 2.9 million during the fiscal year ended March 31, 2004 was primarily attributable to a net loss of US$ 5.7 million which included non-cash items of depreciation and amortization of US$ 1.3 million. Other cash flows included decreases in accounts payable and accrued liabilities of US$ 0.9 million and increase in accounts receivable of US$ 0.5 million. This was offset by a reduction in prepaid and other current assets of US$ 0.2 million, an increase in unearned revenues of US$ 0.1 million due principally to higher collections during the year and a decrease in recoverable income taxes of US$ 0.2 million due principally to refund of taxes from Indian Tax authorities.

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

         Fiscal Year Ended March 31, 2003
         --------------------------------

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

Contractual Obligations

         Our contractual obligations relate to operating leases and capital commitment, payments for which are to be made as per the table below:


            Years ended March 31,                                         Operating            Capital
            ---------------------                                           Leases           Commitments

           2006......................................................     US$ 249,386        US$ 450,144
           2007......................................................         145,552                 --
           2008......................................................          61,833                 --
           2009......................................................              --                 --
           2010 and thereafter.......................................              --                 --
                                                                         ------------      -------------
           Total payments............................................     US$ 456,771        US$ 450,144
                                                                         ============      =============

Capital Expenditures

         Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites and leasehold improvements. In fiscal 2005, 2004 and 2003, we had capital expenditures of US$ 1.8 million, US$ 0.6 million and US$ 0.4 million, respectively.

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

Income Tax Matters

         As of March 31, 2005, we had net operating loss carry forwards for our Indian operations aggregating approximately US$ 23 million, which expire between April 1, 2005 and March 31, 2013. If we do not have sufficient taxable business income or if the applicable period expires, we will lose the potential tax benefit of the relevant losses carried forward.

         As of March 31, 2005, Rediff Holdings, Inc., our U.S. subsidiary and the holding company of our Rediff.com, Inc. and India Abroad investments, had net operating loss carryforward of approximately US$ 7.6 million for federal income tax purposes. These net operating loss carryforwards expire in years 2020 through 2025. Whether Rediff Holdings, Inc. is able to realize the future tax benefits related to its deferred income tax asset is dependent on many factors, including its ability to generate taxable income within the net operating loss carry forward period. Management considered these factors and believed that a full valuation allowance of the deferred tax asset was required for the period presented. For the years ended March 31, 2004 and 2005, the provision for current income taxes was US$ 5,000 and US$ 38,000, respectively.

         As of March 31, 2005, Valucom had a net operating loss carryforward of approximately US$ 2.9 million. This loss will expire in years 2021 through 2025. Following the sale of its phone-card business to WQN in April 2004, Valucom currently does not engage in any business activity. Unless Valucom is able to generate taxable income within the aforesaid net operating loss carry forward period, it will not be able to realize any future tax benefit. Management considered these factors and believed that a full valuation allowance of the deferred tax asset was required for the period presented.

Market Risks

Foreign Currency Exchange Rate Risk

         The functional currency for our Indian operations is the Indian Rupee. We are exposed to foreign currency exchange rate fluctuations, principally relating to the fluctuation of the U.S. dollar to Indian Rupee exchange rate. We face foreign currency exchange risk with respect to funds held in foreign currencies and in particular will have foreign exchange losses with respect to these funds if there is an appreciation in the value of the Indian Rupee compared to such foreign currency. We also face foreign currency exchange risk from accounts payable to overseas vendors, which we partially mitigate with receipts in foreign currency from overseas customers and balances in foreign currency with overseas banks.

         Prior to October 2003, we held most of the proceeds from our ADS offering in U.S. dollar denominated accounts. We now hold most of our cash and cash equivalents in Indian Rupee denominated bank accounts in response to the appreciation in the value of the Indian Rupee compared to the U.S. dollar. The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2005:


                                                                     As of March 31, 2005
                                                                   -----------------------
                                                                        (in thousands)
Accounts payable in U.S. dollars...................................              151
Accounts receivable in U.S. dollars, net of allowance..............               18
Cash balances held in U.S. dollars.................................            1,056
                                                                   -----------------------
Net foreign currency exchange exposure.............................              923
                                                                   =======================


         We do not currently try to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the US dollars by one Rupee, the net foreign currency exchange loss as of March 31, 2005 would be approximately US$ 22,000.

Interest Rate Risk

         We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2005. These interest rates are linked to the interest rates prevailing in India and the United States. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 10% increase or decrease in the interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$ 50,000.

Off-balance sheet arrangements

         As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.

New Accounting pronouncement

         In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments", or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). We are required to apply SFAS 123R, effective from the first fiscal year beginning after June 15, 2005. We have not yet quantified the effect that the adoption of SFAS 123R will have on our financial condition and results of operations going forward.

                                  MANAGEMENT

         The following table sets forth, as of June 27, 2005, the name, age and position of each of our directors and executive officers.


                          Name                      Age             Position
       Ajit Balakrishnan(1)(2)................       57     Chairman and Managing Director
       Joy Basu  .............................       43     Chief Financial Officer
       Diwan Arun Nanda(1)(2).................       61     Director
       Sunil N. Phatarphekar(1)(2)(3).........       41     Director
       Pulak Prasad(1)*.......................       37     Director
       Ashok Narasimhan(1)(3).................       58     Director
       Sridar Iyengar(1)(3)**.................       58     Director

       (1)      Member of the Board of Directors
       (2)      Member of the Compensation Committee
       (3)      Member of the Audit Committee
       Note: Effective January 25, 2005, Abhay Havaldar, formerly a member of our Board of Directors and Audit Committee, resigned.
       *  Resigned as a member of the Audit Committee effective June 20, 2005
       ** Appointed to Board of Directors and Audit Committee on September 28, 2004

         Ajit Balakrishnan is founder, Chairman and Managing Director of the Company. Mr. Balakrishnan is also Managing Director of Rediffusion-Dentsu, Young & Rubicam Private Limited, where he has served since March 1993, and a Director of Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), Klaas Equipment Private Limited, India Abroad Publications, Inc., India In New York, Inc., Rediff.Com, Inc., Rediff Holdings, Inc., AB Technologies LLC. U.S.A, Ajit Balakrishnan Estates & Securities Private Limited and Quintrol Technologies Private Limited. Mr. Balakrishnan holds a Bachelors degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata. Mr. Balakrishnan's initial term of appointment as Managing Director of the Company expired on August 24, 2003. At our Annual General Meeting held on September 29, 2003, our shareholders re-appointed Mr. Balakrishnan for an additional five-year term as Managing Director with effect from August 24, 2003.

         Joy Basu has been our Chief Financial Officer since September 2003, having joined us in April 2003. From October 2002 to April 2003, he served as Chief Financial Officer of Sahara India Media Communication Limited. From April 2000 to September 2002, he served with the Sterlite Group of Companies, as Chief Financial Officer of Sterlite Optical Technologies-Limited from April 2000 to April 2002 and as Vice President, Corporate Finance from April 2002 to September 2002. From 1993 to 2000 he served with the RPG Group of companies, where the last position he held was General Manager - Strategic Planning. From 1986 to 1993 he served with the Tata Group in various capacities. Mr. Basu hold a Bachelors degree in Commerce from St Xaviers College, Calcutta University. He is also a member of the Institute of Chartered Accountants of India and has attended the Senior Executive Course at the Manchester Business School, U.K on a British Chevening Scholarship.

         Diwan Arun Nanda has been a director of the Company since its incorporation in December 1995. Mr. Nanda is also a Director of Rediffusion Dentsu, Young & Rubicam Pvt. Ltd. Klaas Equipment Private Limited, Wunderman India Private Limited, Arion Horse Co. Pvt. Ltd., Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), Rediffusion Dentsu, Young & Rubicam Srilanka, Everest Integrated Communications
Pvt. Ltd., Showdiff Worldwide Pvt. Ltd., Clariant (India) Limited and Eveready Industries India Ltd. Mr. Nanda is also a Member of the Managing Committee of the Maharishi Dayanand Education Society and a Trustee of the Harikrishna Mandir Trust, Pune. Mr. Nanda holds a Bachelor's Degree in Commerce from Loyola College, Chennai University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

         Sunil N. Phatarphekar has been a director of the Company since February 1998. Mr. Phatarphekar is the proprietor of SNP Legal (Advocates), a Mumbai law firm. Mr. Phatarphekar earlier was a partner of Doijode, Phatarphekar & Associates, a Mumbai law firm. After obtaining his Bachelor's Degree in Commerce from Jai Hind College, Bombay University, and a Bachelor's Degree in Law from Government Law College, Bombay University, he joined Crawford Bayley & Company, a Mumbai law firm. Thereafter, he was a partner at two Mumbai law firms, Mahimtura & Co. and Shah Desai Doijode & Phatarphekar. Mr. Phatarphekar is also a Director in Axon Promotions Pvt. Ltd., Quintrol Technologies Private Ltd., Rediffusion Dentsu, Young & Rubicam Pvt. Ltd., Premium Energy Transmission Ltd., Chennai Power Generation Ltd., Rediff Holdings, Inc. and Ajit Balakrishnan Estates & Securities Private Limited. Mr. Phatarphekar is also a partner in Sun Plants, a partnership that specializes in plant nurseries.

         Pulak Prasad has been director of the Company since 1999. He is also a Managing Director of Warburg, Pincus LLC, a position he has held since 2000. He is a Director of Bharti Televentures Ltd., Venture Infoteck Global Pvt. Ltd., Radhakrishna Merchandise Pvt. Ltd., Arksoft Enterprise Pvt. Ltd., Radhakrishna Foodland Carriers Pvt. Ltd., Radhakrishna Foodland Pvt.Ltd., WNS (Holdings) Ltd., Sintex Industries Ltd. and Foodbex Pte. Ltd., Singapore. Mr. Prasad holds a Bachelor's Degree in Engineering from the Indian Institute of Technology, New Delhi and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

         Ashok Narasimhan has been a director of the Company since June 25, 2002. He is currently Chairman, CEO and Co-Founder of July Systems, Inc. He is also limited partner, advisor, and board member for a number of U.S. venture capital funds. He is also a director on the board of Tarang Software Technologies Pvt Limited, Genie Technologies India Pvt. Limited, Avendus Advisors Private Limited, Atma Investments and Resources Pvt. Limited. He was earlier founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the board of Infospace. Prior to this, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. He holds a Bachelors Degree in Physics from Madras University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata.

         Sridar A. Iyengar has been a director of the Company since September 2004. Mr. Iyengar is currently the President of TiE (The Indus Entrepreneurs) Inc. He also serves on the Board of Infosys Technologies Limited, a Nasdaq-listed company, as an Independent Director and serves on its Audit Committee. He is on the Board of Progeon Limited, Rediff Holdings, Inc. and ICICI Bank, which is an NYSE-listed company, and also advises many early-stage technology companies in the United States and India. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG's Emerging Business Practice. He worked as a partner in all three of KPMG's regions - Europe, America and Asia Pacific - as well as in all four of KPMG's functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG's India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG's Asia Pacific practice. Prior to that, he headed up the International Services practice in the West Coast of USA. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, holds a Bachelor Degree in Commerce (Honors) from the University of Calcutta and has attended the Executive Education course at Stanford University.

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

          o The remaining directors on the Board of Directors are non-permanent directors, and we have a system of cumulative voting for the remaining directors, the appointments being made once in three year. These directors may be reappointed at the annual general meeting of the shareholders. Mr. Abhay Havaldar and Mr. Ashok Narasimhan retired by rotation and were re-elected by the shareholders at our annual general meeting held on August 9, 2004. Mr. Havaldar subsequently resigned from the Board of Directors effective January 25, 2005. Mr. Nanda and Mr. Sunil Phatarphekar will retire by rotation at our next Annual General Meeting of shareholders, which will be held on or before September 30, 2005.

         As of the date of this annual report, our board has determined that three of its six members qualify as independent directors: Sunil N. Phatarphekar; Ashok Narasimhan; and Sridar A. Iyengar.

Code of Ethics

         Effective February 15, 2004, we have adopted a code of ethics for all of our employees and for all of our directors and senior officers in accordance with the provisions of the Sarbanes-Oxley Act of 2002. We will provide a copy of our code of ethics to any person without charge, upon a written request sent to our headquarters.

Audit Committee

         The audit committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices.

         As of the date of this annual report, our audit committee is comprised of three members, all of whom are independent directors, Sridar A. Iyengar, Sunil N. Phatarphekar and Ashok Narasimhan.

Audit Committee Financial Expert

         Mr. Sridar A. Iyengar has been designated the independent audit committee financial expert. Prior to his appointment as a member of our Board of Directors, Mr. Iyengar was a partner at KPMG, retiring in March 2002 as Partner-in-Charge of KPMG's Emerging Business Practice.

Compensation Committee

         The Compensation Committee of the Board of Directors administers our stock option plans. The members of the Compensation Committee are Ajit Balakrishnan, Diwan Arun Nanda and Sunil N. Phatarphekar.

Nasdaq Corporate Governance Requirements

         In general, corporate governance principles for Indian companies whose shares are not traded on any Indian stock exchange are set forth in the Companies Act. Corporate governance principles under provisions of Indian law may differ in significant ways from corporate governance standards for U.S. Nasdaq-listed companies. Under the latest amendment to the NASD Marketplace Rule 4350(a)(1), foreign private issuers such as ourselves are permitted to follow certain home country corporate governance practices in lieu of certain of the requirements of Rule 4350. Under the amendment, foreign private issuers must disclose alternative home country practices they follow.

         The following are the requirements of Rule 4350 we do not follow and the home country practices we follow in lieu of these Rule 4350 requirements. Our independent Indian counsel has also submitted to the Nasdaq a letter, dated June 27, 2005, certifying that our corporate governance practices as described below are not prohibited by and are consistent with Indian law.

          (i) Rule 4350(b)(2) and Rule 4350 (b)(3) - Distribution of quarterly and interim reports

         In lieu of the requirements of Rule 4350(b)(2) and Rule 4350(b)(3), we follow Indian law, under which companies whose shares are not traded on any Indian stock exchange are not required to prepare and/or distribute quarterly and interim reports to shareholders. However, we have in the past regularly released copies of press releases and conference call transcripts relating to our quarterly results of operations by posting them on our website. Further, we furnish press releases relating to our quarterly results of operations with the SEC on Form 6-K and we currently intend to continue to do so. We also currently intend to periodically update the financial information in our registration statement on Form F-3 by filing our interim results of operations with the SEC on a Form 6-K and incorporating these by reference into our Form F-3 to ensure that, following its effectiveness, such registration statement remains current.

          (ii) Rule 4350(c)(1) - Independent Directors

         In lieu of the requirements of Rule 4350(c)(1), we follow the Companies Act, which does not require that a majority of the Board of Directors of Indian companies be comprised of independent directors. As of the date of this annual report, our board has determined that three out of the six members of the board are independent.

          (iii) Rule 4350(c)(2) - Executive sessions of Independent Directors

         In lieu of the requirements of Rule 4350(c)(2), we follow the Companies Act, which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Under the Companies Act, our Board of Directors as a whole is responsible for monitoring our business, although it is permitted to delegate specific responsibilities to designated directors or to non-director executive officers.

          (iv) Rule 4350(c)(3) - Compensation of Officers

         In lieu of the requirements of Rule 4350(c)(3), we follow Indian law, which requires companies to form a Compensation Committee in case of remuneration payable to specified managerial personnel by companies having no profits or inadequate profits. In such a case, a "Remuneration Committee" is required to be constituted for approving the payment of remuneration to certain specified "managerial personnel" as defined in the Companies Act. Such Remuneration Committee, if constituted for this purpose, should consist of at least three non-executive independent directors including nominee directors, if any. For purposes of the Companies Act "managerial personnel" include the company's managing director, whole time director and manager, each as defined under the Companies Act.

         We do not pay and currently do not intend to pay any remuneration to any of our managerial personnel as defined in the Companies Act. As such, we are not required to constitute a Remuneration Committee under the Companies Act. However our Board of Directors has formed a compensation committee, which currently comprises of three directors including one independent director, for the sole purpose of administering our stock option plans and other compensation plans as may be approved by our shareholders from time to time.

         Two of our directors, Mr. Ajit Balakrishnan and Mr. Sridar Iyengar, receive remuneration from our wholly-owned U.S. subsidiary Rediff Holdings, Inc., in their capacity as directors of that subsidiary. There is no restriction under Indian law on paying remuneration to directors of an Indian company having no profits or inadequate profits who are, at the same time, also directors of a non-Indian subsidiary.

          (v)  Rule 4350(c)(4) - Nomination of Directors

         In lieu of the requirements of Rule 4350(c)(4), we follow the requirements of the Companies Act pursuant to which directors are required to be appointed by shareholders at their general meeting . In addition, under the Companies Act, our board can make appointments, subject to any regulations in a company's articles of association, to fill any casual vacancies caused if the office of a director is vacated before his term of office has expired. Any person so appointed shall hold office only up to the date up to which the director in whose place he is appointed would have held office. Our board also has the power to appoint additional directors who shall hold office only up to the date of our next annual general meeting of the company. The Companies Act also allows our board to appoint an alternate director to act for a director during his absence for a period of not less than three months from the state in which the board meetings are ordinarily held. Finally, our articles of association states that Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold not less than 10.0% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

          (vi) Rule 4350(f) - Quorum

         In lieu of the requirements of Rule 4350(f), we follow the Companies Act, under which a quorum for purposes of a meeting of the holders of our common stock is considered present as long as five of our members are present in person.

          (vii) Rule 4350(g) - Solicitation of Proxies

         As a foreign private issuer, we are not subject to Regulations 14A and 14C under the Securities and Exchange Act of 1934, as amended. As such, in lieu of the requirements of Rule 4350(g), we follow the requirements of the Companies Act. Section 176 of the Companies Act prohibits a company incorporated thereunder, such as us, from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 4350(g). However, in accordance with Indian law, we give written notices of all our shareholder meetings (containing a statement that a shareholder is entitled to appoint a proxy, or, where that is allowed, one or more proxies, to attend and vote instead of himself, and that a proxy need not be a member) to all our shareholders and we also furnish such notices with the SEC under Form 6-K.

         Other than as noted above, we intend to comply with all other applicable Nasdaq corporate governance standards.

Employees

         As of March 31, 2005, we had 252 employees and full-time consultants. Of such employees, 29 are administrative, 78 are in our sales and marketing teams, 88 are creative and editorial, 11 are dedicated to production and circulation, 15 are dedicated to e-commerce and 31 are dedicated to technology and product development. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by geographic location of our facilities and by department:

Department                              Mumbai   Delhi    New York   Total
                                        ------   -----    --------   -----
Creative                                  11       6          -       17
                                        ------   -----    --------   -----
Editorial                                 54       4         13       71
                                        ------   -----    --------   -----
Production                                -        -          6        6
                                        ------   -----    --------   -----
Circulation                               -        -          5        5
                                        ------   -----    --------   -----
Sales and Marketing                       53      13         12       78
                                        ------   -----    --------   -----
Technology and Product Development        30       -          1       31
                                        ------   -----    --------   -----
E-Commerce                                15       -          -       15
                                        ------   -----    --------   -----
Administration and others                 21       -          8       29
                                        ------   -----    --------   -----
         Total                           184      23         45       252
                                        ======   =====    ========   =====

Compensation

         Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs. 2,000 per meeting. In fiscal year 2005, we did not pay any fees to our non-employee directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Directors of our U.S. subsidiaries receive compensation for their service on the boards of these subsidiaries.

         The following table sets forth details regarding:

(i) compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2005; and

(ii) equity shares arising out of warrants granted to such officers and directors under the Employee Stock Option Plan, or ESOP during the fiscal year ended March 31, 2005.


Name                   Salary and other   Equity Shares arising out of      Grant      Expiration date
                       compensation       warrants granted during the       price
                                          year under the 1999 ESOP, 1999    (US$)
                                          ASOP and the 2002 ADR ESOP


Ajit Balakrishnan       US$ 100,000(1)                           -              -                    -

Joy Basu                     54,494                         25,000          10.78     12th August, 2014

Sridar A. Iyengar*           12,500(1)                       6,000          15.11    20th September, 2009


         * Remuneration for only part of the fiscal year ended March 31, 2005.

         (1) Each of Mr. Balakrishnan and Mr. Iyengar receive a salary from Rediff Holdings, Inc., our wholly-owned U.S.- incorporated subsidiary, in their capacity as directors of Rediff
             Holdings, Inc. Neither Mr. Balakrishnan nor Mr. Iyengar receive any salary from Rediff.com
             India Limited.


Employee Benefit Plans

Employee Stock Option Plan 1999

         Our 1999 Employee Stock Option Plan (the "1999 ESOP"), allows for the grant to our employees of warrants to purchase our Equity Shares. Each warrant granted gives the employee the right to purchase a specified number of our Equity Shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 222,300 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$ 6.73 (Rs. 293) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 Equity Shares at a weighted average exercise price of US$ 2.25 (Rs. 108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 Equity Shares from the employees who had left the Company. During the fiscal year ended March 31, 2003, warrants equivalent to 12,900 Equity Shares were forfeited due to the resignation of employees. During the fiscal year ended March 31, 2004, we granted additional warrants equivalent to the right to purchase 7,500 Equity Shares and during the same period, warrants equivalent to 22,975 Equity Shares were forfeited due to resignation of employees. During the fiscal year ended March 31, 2005, we granted additional warrants equivalent to the right to purchase 30,000 Equity Shares and during the same period, warrants equivalent to 7,750 Equity Shares were forfeited due to resignation of employees.

         Unless otherwise determined by the Board of Directors, the warrants granted under the 1999 ESOP vest at a rate of 25% on each successive anniversary of the grant date, until fully vested. Equity shares acquired pursuant to the 1999 ESOP are subject to a four-year lock-up period from the date of grant of the respective warrants. In the case of termination of the employee, the employee shall have the right to exercise only the warrants vested up to the time of termination, and the unvested warrants shall lapse. In the case of death, incapacitation, or retirement at the normal retirement age of an employee, all warrants granted to him or her shall vest in full either on the employee or his or her legal heirs, as appropriate. The period during which vested warrants may be exercised expires five years after the date of grant.

Associate Stock Option Plan 1999

         We have an Associate Stock Option Plan 1999 (the "1999 ASOP"), which allows for the grant to our associates, such as key vendors, software developers, retainers, consultants, and all other persons or legal entities not eligible to participate in the 1999 ESOP, of warrants to purchase our Equity Shares. Each warrant granted gives the associate the right to purchase a specified number of our Equity Shares under the 1999 ASOP. The 1999 ASOP was approved by our Board of Directors in April 1999 and by our shareholders in February 1999. A total of 198,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, we had granted warrants under the 1999 ASOP, equivalent to the right to purchase 73,600 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$11.73 (Rs.511) per share. From April 1, 2001 to March 31, 2002 there was a fresh issuance of warrants equivalent to 1000 Equity Shares to Associates at the rate of US$ 2.25 (Rs.
108) under the 1999 ASOP. During the same period, there was a forfeiture of warrants, equivalent to 5,750 Equity Shares from the associates who had terminated their association with Rediff. Warrants equivalent to 28,000 Equity Shares were issued on January 1, 2003 at an exercise price of US$ 2.28 (Rs.
109) to three Directors of the Company.

         The warrants granted under the 1999 ASOP vest at rates set forth on each warrant. Equity shares acquired pursuant to the 1999 ASOP are subject to a four-year lock-up period from the date of grant of the respective warrants. In the case of termination of the relationship, the associate shall have the right to exercise only the warrants vested up to the time of termination, and the unvested warrants shall lapse. In the case of death of the associate, all warrants granted to him or her shall vest in full on his or her legal heirs, as appropriate. The period during which vested warrants may be exercised expires five years after the date of grant.

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

         As of March 31, 2002, under the terms of an agreement with the ValuCom employees holding options to purchase shares of ValuCom, we agreed to pay such employees the cash value of their vested options as of that date. The value of the options was calculated pursuant to a formula included in the stock purchase agreement. An amount of US$ 133,000 was recorded as of that date and included in goodwill. During the fiscal year ended March 31, 2003, an aggregate of US$ 176,299 was paid to employees and US$43,299 was recorded as a compensation expense. We no longer have any obligations under the Valucom option plan.

2002 Stock Option plan

         In January 2002 our Board of Directors approved the 2002 Stock Option Plan ("2002 plan") which provides for the grant of incentive stock options and non-statutory stock options to our employees. All options under these plans are exercisable for our ADSs. Necessary approvals from the regulators in India have been obtained. During the fiscal year ended March 31, 2004, we made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of our Equity Shares were reserved for issuance under the 2002 plan. As of March 31, 2003, we had granted under the 2002 stock option plan, warrants equivalent to the right to purchase 220,500 Equity Shares at an exercise price of Rs.109. During the fiscal year ended March 31, 2004, we granted warrants equivalent to the right to purchase 116,000 Equity Shares at a weighted average exercise price of US$ 7.75. During the same period, warrants equivalent to 32,225 Equity Shares were exercised and warrants equivalent to 69,250 Equity Shares were forfeited. During the fiscal year ended March 31, 2005, we granted warrants equivalent to the right to purchase 6,000 Equity Shares at a weighted average exercise price of US$ 15.11. During the same period, warrants equivalent to 52,625 Equity Shares were exercised and warrants equivalent to 4,875 Equity Shares were forfeited.

         Unless otherwise determined by the Board of Directors, the warrants granted under the 2002 plan vest at a rate of 25% on each successive anniversary of the grant date, until fully vested. The options granted under the 2002 ADR plan vest at the rates set forth in every award.

2004 Stock Option plan

         In June 2004, our Board of Directors approved the 2004 Stock Option Plan ("2004 plan"), which provides for the grant of stock options to our employees. All options under the 2004 plan are exercisable for our ADSs. We have elected to account for the 2004 plan using the intrinsic value method as set forth in APB Opinion No. 25. Unless terminated sooner, the 2004 plan will terminate automatically in January 2014. A total of 358,000 Equity Shares are currently reserved for issuance pursuant to the 2004 plan.

         Under the terms of the 2004 plan, our Board of Directors or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. These options will vest at the rates set forth in each award. Each option grant carries with it the right to purchase a specified number of our ADSs at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by our Board of Directors (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value of our ADSs on the date of the grant.

         We have obtained the approvals for the implementation of the 2004 plan. We also made the necessary filings with the SEC prior to the first exercise date of the options granted under the 2004 plan.

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

         Net periodic pension cost for the years ended March 31, 2003, 2004 and 2005 and the unfunded benefit liability as of March 31, 2005 are as follows:


                                                                         Years ended March 31,
                                                         -----------------------------------------------------
                                                             2003               2004                  2005
                                                         -----------        ------------          ------------


Change in benefit obligation
Benefit obligation at the beginning of the year.....      US$ 53,729          US$ 66,439           US$ 88,021
Actuarial (gain) loss...............................          (8,631)             (3,042)              (6,229)
Service cost........................................          14,328              14,875               16,923
Interest cost.......................................           5,316               5,350                5,675
Benefits paid.......................................              --              (2,724)              (7,647)
Effect of exchange rate changes.....................           1,697               7,123                 (219)
Benefit obligation at the end of the year...........      US$ 66,439          US$ 88,021           US$ 96,524
Unrecognized net actuarial (loss) gain..............            (773)              2,229                8,517
Accrued pension liability...........................      US$ 65,666          US$ 90,250          US$ 105,041


         The assumptions used in accounting for gratuity in the fiscal years ended March 31, 2003, March 31, 2004 and March 31, 2005 were as follows:


                                                                              Years ended March 31,
                                                                              ---------------------
                                                                       2003            2004           2005
                                                                       ----            ----           ----
Discount rate.................................................          8%              7%             8%

Rate of increase in compensation..............................    8% for first 3   8% for first   8% for first
                                                                   years and 5%     2 years and    year and 6%
                                                                    thereafter     5% thereafter   thereafter


         Provident Fund. Employees based in India and we each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, we expense such contributions to operations as incurred. The amount contributed by us to the provident fund, in the aggregate, was US$ 87,710 for the fiscal year ended March 31, 2005.

                          RELATED PARTY TRANSACTIONS

         Six of our largest shareholders beneficially hold an aggregate of approximately 77% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Advertising Revenues

         During the fiscal years ended March 31, 2005, 2004 and 2003, we received US$ 53,991, US$ 11,537 and US$ 1,345 as advertising revenues from Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Mr. Diwan Arun Nanda are shareholders and directors.

                               EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

         There are restrictions on the conversion of Indian Rupees into U.S. dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the Rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxation in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

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

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

         ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the Reserve Bank of India must be notified of the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, as well as of any renunciation by a non-resident in favor of a resident of India of the right to subscribe to such equity shares granted pursuant to a rights offering, provided the price for sale of such equity shares is in accordance with Reserve Bank of India pricing guidelines. If not, prior approval of the Reserve Bank of India is required for any such transfer. Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs, under certain circumstances and the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through SEBI registered stock brokers in a domestic Indian stock market. As our Equity Shares are not listed on any Indian stock exchange, if you elect to surrender your ADSs and receive Equity Shares, you would be unable to redeposit outstanding Equity Shares with our Depositary and receive ADSs.

         Investors who seek to sell in India to resident Indians any Equity Shares withdrawn from the depositary facility and to convert the Rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will be subject to pricing guidelines specified by the Reserve Bank of India for such sales. Prior approval of the Reserve Bank of India will be required in the event the price for any such sale does not comply with such pricing guidelines.

An Active or Liquid Market for Our ADSs Is Not Assured

         Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties. Although ADS owners are entitled to withdraw the Equity Shares underlying the ADSs from the depository facility at any time, subject to certain legal restrictions, there is no public market for our Equity Shares in India or elsewhere. Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs, under certain circumstances and the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through SEBI registered stock brokers in a domestic Indian stock market. Since our Equity Shares are unlisted, if you elect to surrender your ADSs and receive Equity Shares, you may be unable to re-deposit of our Equity Shares on an automatic basis under existing laws.

Restriction on Debt Issues

         Indian corporates are permitted to raise debt in various forms (commonly referred to as "External Commercial Borrowing" or "ECB") from internationally recognized sources such as international banks, international capital markets, multilateral financial institutions, export credit agents, suppliers of equipment, foreign, collaborators and foreign equity holders, subject to the regulations laid down by the Reserve Bank of India in this regard. These regulations govern all the important aspects of ECBs including amount and maturity, all-in cost ceilings (including rate of interest and fees and expenses payable in foreign currency) end-use, security and prepayment/redemption.

         Indian borrowers are allowed to raise up to US$ 20 million, in the event the minimum average maturity of the ECB is three years, and up to US$ 500 million, in the event the minimum average maturity is five years, without Reserve Bank of India approval (the "automatic route") so long as, inter alia, the following conditions are met.

     o "All-in cost" ceiling does not exceed 200 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity of 3 to 5 years, and 350 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity being more than five years.

     o Proceeds from ECBs can be only raised for permitted purposes, such as capital investments, overseas direct investment in a joint venture or a wholly-owned foreign subsidiary. ECB proceeds cannot be used for on-lending, for investing in capital markets and real estate, for working capital and general corporate purposes or for refinancing existing domestic loans.

     o ECBs may be secured by assets of the borrower subject to compliance with the relevant regulations issued by the Reserve Bank of India.

     o Pre-payment or redemption of ECBs prior to maturity in amounts up to US$ 100 million is permitted without prior Reserve Bank of India approval, provided that any such prepayment and redemption can only be undertaken if the same complies with the stipulated average maturity period of three years, in the case an ECB of up to US$ 20 million, and five years, in the case of an ECB of up to US$ 500 million.

         All proposals for the issuance of ECBs that do not fall into the parameters set out above will need the approval of the Reserve Bank of India.

         The maximum amount of ECB that may be raised by an eligible borrower under the automatic route is US$ 500 million, or its equivalent, during a single financial year. The primary responsibility to ensure that ECB raised/utilized are in conformity with the RBI instructions is that of the concerned borrower and any contravention of the RBI guidelines will be viewed seriously and may invite penal action.

         The Ministry of Finance, through the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme 1993 (the "Scheme"), has allowed Indian corporates to issue Foreign Currency Convertible Bonds ("FCCBs"). Unless otherwise expressly provided in the Scheme, the issuance and terms of FCCBs are subject to the same conditions and restrictions set forth above for ECBs. All proposals for the issuance of FCCBs that do not fall under the automatic approval route set out in the Scheme and that do not meet the conditions and restrictions set forth for ECBs will need the approval of the Reserve Bank of India.

Sponsored ADR Schemes

         From November 23, 2002, the Reserve Bank of India has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADRs against the block of existing shares of the Indian company, subject to the following conditions:

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

     o The issue related expenses in relation to public issue of ADRs under this scheme would be subject to a ceiling of 7% of the issue size in the case of public issues and 2% of the issue size in case of private placements. The issue related expenses would include underwriting commissions, lead manager charges, legal expenses and reimbursable expenses. The issue expenses shall be passed onto the shareholders participating in the sponsored issue on a pro rata basis.


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

         The number of outstanding Equity Shares as of March 31, 2005, was 12,880,050. We have been informed by our depository that as of March 31, 2005, there were approximately 25 record holders of ADRs evidencing 5,459,700 ADSs (representing 2,729,850 Equity Shares) in the United States.

         The tables below set forth high and low trading prices for our ADSs on the NASDAQ National Market until June 24, 2002, and thereafter on the NASDAQ Small Cap Market:

Annual and Quarterly high-low price history:
                                                                        Price Per ADS
                                                                        -------------
                                                                      (in U.S. dollars)
                                                                    High             Low
                                                                    ----             ---
Fiscal year ended March 31, 2003...............................        4.78            0.21
Fiscal year ended March 31, 2004 ..............................       13.87            2.76
Fiscal year ended March 31, 2005 ..............................       15.47            5.25
First Quarter (April 2003 to June 2003)........................        7.92            2.76
Second Quarter (July 2003 to September 2003)...................       10.55            4.11
Third Quarter (October 2003 to December 2003)..................        7.25            4.65
Fourth Quarter (January 2004 to March 2004)....................       13.87            5.27
First Quarter (April 2004 to June 2004)........................       15.47            6.35
Second Quarter (July 2004 to September 2004)...................        8.43            5.25
Third Quarter (October 2004 to December 2004)..................       10.77            7.28
Fourth Quarter (January 2005 to March 2005)....................        8.90            5.52
First Quarter (April 2005 to June 26, 2005)....................        8.80            6.07

Monthly high-low price history for previous six months:
-------------------------------------------------------
                                                                        Price per ADS
                                                                        -------------
                                                                      (in U.S. dollars)
Previous six months                                                 High             Low
-------------------                                                 ----             ---
December 2004..................................................       10.77            7.85
January 2005...................................................        8.90            6.37
February 2005..................................................        7.49            5.52
March 2005.....................................................        7.80            6.60
April 2005.....................................................        7.15            6.42
May 2005.......................................................        7.49            6.07
June 2005 (through June 26, 2005)..............................        8.80            7.20



             RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

         Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities in Indian companies, was regulated by the FERA. As of June 1, 2000, foreign investment in and divestment from Indian securities have been regulated by the provisions of the FEMA, the notifications and regulations issued by the Reserve Bank of India thereunder, and the rules made by the Ministry of Finance of the Government of India. A summary of the regulatory environment for foreign investment in India is provided below.

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

         The 1993 Scheme is distinct from other policies described below relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Scheme also affords to holders of ADSs the benefits of Sections 115AC and 115ACA of the Income-tax Act, 1961 for purposes of the application of Indian tax.

Foreign Direct Investment

         Currently, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, including investment in the ADSs, does not require the prior approval of the Government of India, or the Reserve Bank of India, although a declaration in the prescribed form, detailing the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. The Government of India has indicated that in all cases the Reserve Bank of India would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies. Transfer of shares of an Indian company by a non-resident Indian can be undertaken without having to obtain prior approval from the Reserve Bank of India by making an application with an authorized foreign exchange dealer, provided conditions specified in the FEMA are fulfilled. Otherwise, such transfers would require prior approval from Reserve Bank of India.

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

Portfolio Investment by Foreign Institutional Investors

         In September 1992, the Government of India issued guidelines that enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers referred to as Foreign Institutional Investors, or FIIs, to make portfolio investments in all securities of listed and unlisted companies in India. Investments by registered Foreign Institutional Investors or Non-Resident Indians made through a stock exchange are known as Portfolio Investments. Foreign investors wishing to invest and trade in Indian securities in India under these guidelines are required to register with the SEBI. Foreign investors are not necessarily required to register with the SEBI as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above.

         Foreign institutional investors are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or Foreign Institutional Investor Regulations. A registered FII may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. Investment by FII in unlisted Indian companies would require the prior approval of the RBI. Further, an FII may not hold more than 10% of the total issued capital of a company in its own name, a corporate/individual sub-account of the FII may not hold more than 5% of the total issued capital of a company and a broad based sub-account of the FII may not hold more than 10% of the total issued capital of a company. The total holding of all FIIs in a company is subject to a cap of 24% of the total paid-up capital of a company, which can be increased to the relevant statutory cap/ceiling in respect of the said company with the passing of a special resolution by the shareholders of the company in a general meeting.

         Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961. There is uncertainty under Indian law as to the tax regime applicable to foreign institutional investors that hold and trade ADSs. As such, FIIs are urged to consult with their Indian legal and tax advisors before making an investment in ADSs issued by an Indian company.

         In addition to making portfolio investments in Indian companies, foreign institutional investors may make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Takeover and Insider Trading Regulations

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


                              Shares Beneficially Owned    Shares Beneficially Owned As   Shares Beneficially Owned As
                                  As of June 9, 2005              of May 6, 2004                of June 30, 2003
                             --------------------------   -----------------------------   ----------------------------
                                            Percent of                     Percent of                     Percent of
                               Number of   total Equity    Number of      total Equity     Number of     total Equity
    Name and Address of         Equity        Shares         Equity          Shares          Equity         Shares
      Beneficial Owner        Shares held   outstanding   Shares held     outstanding     Shares held     outstanding
--------------------------   ------------   -----------   -----------     -------------   -----------     ------------
Officers and Directors
Ajit Balakrishnan (1)(1A)
(1B) (1C)                       3,463,982         27%        3,463,982         27%           3,463,982           27%

Diwan Arun Nanda (1)            3,444,742         27%        3,444,742         27%           3,444,742           27%

Pulak Prasad (2)

c/o Warburg, Pincus &
Co.466 Lexington Avenue,
New York, NY 10017              2,008,000         16%        2,008,000         16%           2,132,804           17%


All Directors and Officers
as a Group

(3 persons)                     6,716,722         52%        8,916,722         70%           9,041,526           71%

5% Shareholders

Rediffusion Holdings
Private Limited(1)

Ready Money Terrace, 167,
Dr. Annie Besant RoadWorli,
Mumbai, 400 018, India          2,200,002         17%        2,200,002         17%           2,200,002           17%

Draper-India International
c/o Multiconsult Ltd. Les
Jamalacs, Vieux Conseil
Street, Port Louis,
Mauritius                       2,200,000         17%        2,200,000         17%           2,200,000           17%

Queenswood Investments Ltd
C/O Multiconsult Limited,
Les Jamalacs, Vieux Conseil
StreetPort Louis, Mauritius     2,008,000         16%        2,008,000         16%           2,132,804           17%


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

(2) Includes 2,008,000 equity shares held by Queenswood Investments Limited. Fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Equity Partners, L.P. (including two affiliated limited partnerships) ("WPEP") and fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Ventures International, L.P. ("WPVI"). Warburg Pincus Partners LLC ("WPP LLC"), a subsidiary of Warburg Pincus & Co. ("WP"), is the general partner of WPEP and WPVI. WPEP and WPVI are managed by Warburg Pincus LLC ("WP LLC"). Pulak Prasad is a Managing Director and Member of WP LLC. All shares indicated as held by Mr. Prasad are included because of his affiliation with the Warburg Pincus entities. Mr. Prasad disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

         Our ADSs are listed on the Nasdaq and each ADS is represented by one-half of one Equity Share of par value of Rs. 5 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Act. We have been informed by our depository that as of March 31, 2005 5,459,700 ADSs were held by approximately 25 record holders of ADRs in the United States.

     * In addition to the above, the following directors and former directors have also been granted stock options as follows:

         (A)    ASOP Plan 1999:

         Abhay Havaldar - 16,000 Equity Shares granted on January 1, 2003 at an exercise price of Rs. 109.42 per share

         Sunil N. Phatarphekar - 6,000 Equity Shares granted on January 1, 2003 at an exercise price of Rs. 109.42 per share

         Ashok Narasimhan - 6,000 Equity Shares granted on January 1, 2003 at an exercise price of Rs. 109.42 per share

         Sridar Iyengar - 6,000 Equity Shares granted on September 28, 2004 at an exercise price of Rs. 658.92 per share.

         None of the directors have exercised their options till date. The period during which these options may be exercised expires 5 years after the date of grant.


                                    TAXATION

Indian Tax

         The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, please note that the tax rates described herein are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2005 to the extent such provisions are effective. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.

         The following summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115 AC regime.

Residence

         For the purpose of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India as a member of the crew of an Indian ship for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is an Indian company or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

         Dividend distributed by a domestic company to shareholders will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, the Company is required to pay as tax 14.025%, including applicable surcharge and Education Cess, of the total dividend declared.

Taxation on Sale of ADSs

         Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Taxation on Redemption of ADSs

         Though there is no specific provision exempting the redemption of ADSs, it can be inferred from the provisions of section 47(x) of the Indian Income Tax Act that the acquisition of underlying equity shares upon a redemption of ADSs by a non-resident investor should not give rise to a taxable event for Indian tax purposes.

         In terms of Article 8(3) of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, (Scheme) issued by the Central Government, conversion of FCCBs (including ADS) into shares will not give rise to any capital gains liable to tax in India.

         Since the exemption is provided under the Scheme and not under the Income Tax Act, 1961, it is not certain whether Indian tax authorities would grant such exemption. Moreover Article 7(3) of the Scheme clarifies that the cost of acquisition of the underlying shares acquired through the redemption of ADRs/GDRs, shall be reckoned as the price of ordinary shares of the issuing company prevailing on the Stock Exchange on the date of the advice or redemption. Therefore the tax authorities may contend that since the Scheme does not provide the methodology for calculating the capital gains on sale of underlying shares in the case of unlisted companies, the benefit under the Scheme would not be available to companies not listed in India. In such a case there may be a risk of taxability of gains on acquisition of underlying equity shares upon redemption of ADSs.

Taxation on Sale of Equity Shares

         Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of the ADS by our Depositary in the case of non resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of sale of equity shares entered into on a recognized stock exchange in India. Surcharge on this tax would be applicable at the rate of 2.5% in the case of non-resident corporations whereas for individuals and association of persons, the rate of surcharge would be 10% if their Indian taxable income exceeds Rs. 1,000,000. In all the above cases the amount of tax and surcharge would be increased by an Education Cess of 2%. Article 9(5) of the Scheme indicates that the long term capital gains on sale of redeemed underlying shares held by non-resident investors in the domestic market would be charged to tax at 10% in accordance with the provisions of section 115AC. Though section 115AC provides for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 2%) on long term capital gains arising from transfer of ADS (other than one between two non-residents made outside India), it is unclear whether the lower rate of tax would also extend to such gains arising from transfer of shares converted from ADS under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income Tax Act also provide for lower rate of tax (i.e. 10% plus surcharge where applicable and Education Cess of 2%) for specific class of taxpayers e.g. Foreign Institutional Investors registered with the Securities and Exchange Board of India.

         Long-term capital gains realized on the sale of equity shares which are listed in India will be exempt from tax provided the transaction of such sale is entered into on a recognized stock exchange in India and the contract for the sale of such equity shares is settled by the actual delivery or transfer of such shares.

         Where the equity shares have been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 40% (plus applicable surcharge and Education Cess as mentioned above), except in the case of sale of equity shares entered into in a recognized stock exchange in India. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. During the period the underlying equity shares are held by non-resident investors on a transfer from our Depositary upon redemption of ADSs, the provisions of the Avoidance of Double Taxation Agreement entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares.

         Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 10% plus a surcharge of 2.5% (or 10% if the gain exceeds Rs. 1,000,000) and a further cess of 2% provided the transaction of such sale is entered into in a recognized stock exchange in India and the contract for the sale of such shares is settled by the actual delivery or transfer of such shares.

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

United States Federal Income Tax

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

     o a corporation organized under the laws of the United States or of any political subdivision of the United States; or

     o an estate or trust the income of which is subject to U.S. federal income tax regardless of its source; or

     o A trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and elected to continue to be so treated.

         If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding our shares are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them. This discussion only applies to ADSs that you own as capital assets.

         Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special tax rules, including:

     o   insurance companies;

     o   tax-exempt entities;

     o   dealers in securities;

     o   financial institutions;

     o persons who own the ADSs as part of an integrated investment (including a straddle, hedging, or conversion transaction) consisting of the ADS and one or more other positions for tax purposes;

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

Taxation of Dividends

         Subject to the passive foreign investment company rules described below, dividends you receive on the ADSs, other than certain pro rata distributions of common shares or rights to acquire common shares or ADSs, will generally constitute taxable dividend income (as determined for U.S. federal income tax purposes) and foreign source income for U.S. foreign tax credit purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum U.S. federal income tax rate of 15% rather than the marginal tax rate generally applicable to ordinary income so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company ) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes. Dividends received on the shares will not be eligible for the dividends received deduction allowed to corporations. The amount of the dividend you will be required to include in income will equal the U.S. dollar value of the Rupees constituting such taxable dividend, calculated by reference to the spot exchange rate in effect on the date the payment is received by the depositary, regardless of whether the payment is converted into U.S. dollars. If you realize gain or loss on a sale or other disposition of Rupees, it will generally be U.S. source ordinary income or loss.

Taxation of Capital Gain

         You will generally recognize gain or loss on the sale or exchange of ADSs equal to the difference between the amount realized on such disposition and your U.S. tax basis in the ADSs. Subject to the passive foreign investment company rules described below, such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the ADSs were held for more than one year. Such gain or loss, will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

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

         It is uncertain whether we will be classified as a PFIC for U.S. federal income tax purposes for the current or any future taxable years. PFIC status is a factual determination that is based in part on the composition of our income and the value of our assets during each year. As described below, if we are classified as a PFIC, U.S. investors in ADSs may incur significantly increased U.S. federal income tax costs on the sale or disposition of ADSs and on the receipt of distributions on ADSs to the extent such distributions are treated as "excess distributions" under the U.S. federal income tax rules.

         If we are classified as a PFIC, and you are a U.S. investor in ADSs that did not make a mark-to-market or "qualifying electing fund" election, as described below, you will be subject to special rules with respect to:

     o   any gain you realize on the sale or other disposition of your shares;
         and

     o any excess distribution that we make to you (generally, any distributions received by you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

         Under these rules:

     o the gain or excess distribution will be allocated ratably over your holding period for the shares,

     o the amount allocated to the taxable year in which you realized the gain or excess distribution will be subject to tax as ordinary income,

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

         If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. So long as our ADSs are traded on the NASDAQ Small Cap Market, our shares should be treated as marketable stock for this purpose. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. You will also be allowed to claim an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares will be adjusted to reflect any such income or loss amounts.

         Upon request, we will furnish you with the information that you would need in order to make a "qualifying electing" fund election to include your pro rata share of our earnings for any particular taxable year, as determined for United States federal income tax purposes, currently in your gross income despite the fact that we may not have made any actual dividend distributions to you for such taxable year.

         If you own shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621 that describes the distributions received on the shares and the gain realized on the disposition of the shares.

         Please consult your own tax advisor about the possibility that we will be a PFIC and the rules that would apply to you if we were.


                                USE OF PROCEEDS

         In our initial offering of our ADSs, completed in June 2000, we sold a total of 5,290,000 ADSs, representing 2,645,000 equity shares, to an underwriting syndicate (including the underwriters' over-allotment option of 690,000 ADSs representing 345,000 equity shares) at an initial offering price of US$12.00 per ADS. The managing underwriters were Goldman, Sachs & Co., Credit Suisse First Boston, and Robert Fleming, Inc. We received US$57.3 million in net proceeds from the offering.

         The gross proceeds from our ADS offering were US$63.48 million, out of which US$4.4 million was paid as underwriting and management consulting fees and US$1.7 million was paid for other expenses.

         As of March 31, 2005, the net proceeds of our ADS offering, together with our existing cash balances as of the date of the ADS offering, were utilized as follows:

     o approximately US$ 24.4 million for strategic acquisitions and investments, including costs of acquisitions (US$ Nil was used during the fiscal 2005);

     o approximately US$ 18.8 million to enhance our content and service offerings and promote our brands (approximately US$ 2.3 million was utilized during the fiscal 2005); and

     o approximately US$ 7.9 million in capital expenditures. (approximately US$ 1.8 million was used during the fiscal 2005)

         As of March 31, 2005, approximately US$ 10.0 million of the net proceeds of our ADS offering remain as cash and cash equivalents and short term deposits with banks. We are able to withdraw these deposits on demand. The Reserve Bank of India has the authority to compel us to bring the proceeds to India and have them invested in Indian Rupee denominated bank accounts in India. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten per cent or more of any class of our equity securities, or any affiliates.


                            CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

         Our management, with the participation of our Chairman, who serves as our principal executive officer, and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, our Chairman and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chairman and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

         There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant Fees and Services

         The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins and Sells, Mumbai, India and its affiliates (collectively "Deloitte") for various services rendered to us during the fiscal years ended March 31, 2003, 2004 and 2005.

                                             Fiscal year ended March 31,
                                    --------------------------------------------
                                     2003             2004             2005
                                    ---------       ----------      ------------
Audit Fees.......................   US$98,783       US$126,262      US$ 131,959
Audit-Related Fees...............       2,793            7,401            2,570
Tax Fees.........................      17,694           12,483           10,058
All other Fees...................      87,989               --               --


         Audit fees represents the aggregate fees billed by Deloitte in connection with the audits of our annual consolidated financial statements, the reviews of our quarterly financial statements and statutory audits. We appointed Deloitte as auditors of our subsidiary, Rediff Holdings, Inc, for the first time for the fiscal year ended March 31, 2004.

          Audit related fees represents payments for statutory certification work for the fiscal years ended March 31, 2003, 2004 and 2005 and for obtaining auditors' consent on our Form S-8 filing during the fiscal year ended March 31, 2004 and on our Form F-3 Registration Statement filed during the fiscal year ended March 31, 2005. Tax fees primarily comprise fees for tax audit, tax returns, tax processing, tax filing and advisory services. Tax fees also include other corporate tax services such as assistance with foreign income tax and service tax.

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


                     PRESENTATION OF FINANCIAL INFORMATION

         The consolidated financial statements in this annual report have been prepared in accordance with U.S. GAAP. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. The consolidated financial statements, including the notes to these financial statements, audited by Deloitte Haskins and Sells, independent registered public accounting firm, are set forth at the end of this annual report.

         Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Federal Reserve Bank of New York certifies the exchange rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2005 was Rs. 43.62 per US$ 1.00.


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

Description of Share Capital

         The following description of our share capital does not purport to be complete and is subject to and qualified in its entirety by the Company's Articles of Association and Memorandum of Association, as amended, the provisions of the Companies Act, as currently in effect, and other applicable provisions of Indian law.

Share Capital

         Our authorized share capital is 24,000,000 Equity Shares, par value Rs. 5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2005, 12,880,050 Equity Shares were issued and outstanding.

         The Equity Shares are our only class of share capital. However, our Amended and Restated Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this prospectus, "shareholder" means a shareholder who is registered as a member in the register of members of our company.

         Shareholder Rights Agreements
         -----------------------------

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

         Amended and Restated Shareholders' Rights Agreement
         ---------------------------------------------------

         On February 24, 2000 we entered into an Amended and Restated Shareholders' Rights Agreement with certain of our shareholders to amend, restate, supersede and replace all nine previous shareholder agreements we entered into with our shareholders. The Amended and Restated Shareholders' Rights Agreement, which became effective on the completion of our initial ADR offering, provides for the following shareholder rights:

         Registration Rights
         -------------------

         Certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration or qualification of the securities either with the NASDAQ National Market, the National Stock Exchange of India or The Stock Exchange, Mumbai. We are not required to effect:

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

         At any time after we become eligible to file a registration statement on Form F-3, certain holders of our Equity Shares may require us to file registration statements on Form F-3 with respect to their Equity Shares. We are not required to effect this registration:

     o   more than once in a twelve month period;

     o unless the registration relates to securities that are valued in excess of US$ 1,000,000; or

     o if our Board of Directors has made a good faith determination that such registration would be detrimental to us or our shareholders.

         Each of the foregoing registration rights is subject to conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of Equity Shares to be included in such registration. We are required to bear all the expenses of all such registrations, except underwriting discounts and commissions. The registration rights with respect to any holder thereof terminate upon the earlier of when the holder may sell the Equity Shares within a three-month period pursuant to Rule 144 of the Securities Act, or the time when the holder is able to convert the registrable securities into ADSs which, beginning on June 24, 2002, are traded on the Nasdaq Small Cap Market.

         Other Rights
         ------------

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

         Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend the Companies Act requires that we provide for depreciation in accordance with the Companies Act and also transfer to its reserves a minimum percentage of its profits for that year, ranging between 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company's accumulated profits, subject to the following conditions:

     o the rate of dividend to be declared shall not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

     o the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves shall not exceed an amount equivalent to 10.0% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

     o the balance of reserves after withdrawals shall not fall below 15.0% of its paid up capital.

Bonus Shares

         In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares which is similar to paying a stock dividend. The Companies Act also permits the issuance of bonus shares from a securities premium account. These bonus shares must be distributed to shareholders in proportion to the number of equity shares owned by them. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

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

Annual General Meetings of Shareholders

         We must convene an annual general meeting of shareholders within 15 months of the previous annual general meeting or within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10.0% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our company secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend or vote at such meeting.

         The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located; meetings other than the annual general meeting may be held at any other place if so determined by the Board of Directors. Our registered office is located at 1st floor, Mahalaxmi Engineering Estate, L. J. First Cross Road, Mahim (West), Mumbai 400 016.

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

         Pursuant to Section 192A of the Companies Act, a listed public company has an option to pass any resolution relating to such businesses as notified by the Central Government through a postal ballot. Since as of the date of this prospectus, the Company is not a "listed public company", the provisions of
Section 192A of the Companies Act do not currently apply to us.

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

         It is our expectation that our Depositary will mail to the owners of ADSs any notice of shareholders' meeting timely received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the Equity Shares represented by ADSs. If the Depositary timely receives voting instructions from an owner of ADSs, it will endeavor to vote the securities represented by those ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received from owners of a majority of the ADSs for which the depositary bank receives voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of ADSs will receive voting materials in time to enable them to return voting instructions to the depositary bank in a timely manner.

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


                              DOCUMENTS ON DISPLAY

         This annual report and other information filed or to be filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at:

         Office of Investor Education and Assistance
         100 F Street, NE
         Washington, DC 20549
         (202) 551-6551
         e-mail: help@sec.gov

         Copies of these materials can also be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

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

****4.4                    2004 Stock Option Plan.

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

*****4.11                  Agreement for sale of assets of Value Communications
                           Corporation dated April 8, 2004.

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

    23.1                   Consent of Deloitte, Haskins & Sells

    23.2                   Consent of Ernst & Young LLP
_____________________

* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-37376)

** Incorporated by reference to exhibits filed with the Registrant's Form 20-F for the fiscal year ended March 31, 2001.

*** Incorporated by reference to exhibits filed with the Registrant's Form 20-F for the fiscal year ended March 31, 2003.

**** Incorporated by reference to exhibits filed with the Registrant's Form S-8 filed on December 30, 2004.

***** Incorporated by reference to exhibits filed with the Registrant's Form 20-F for the fiscal year ended March 31, 2004.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page

Report of Independent Registered Public Accounting Firm on
the Consolidated Financial Statements.......................................F-2

Report of Independent Registered Public Accounting Firm
on the financial statements of Rediff Holdings, Inc., a subsidiary
Company.....................................................................F-3

Consolidated Balance Sheets at March 31, 2004 and 2005......................F-4

Consolidated Statements of Operations for the years ended
March 31, 2003, 2004 and 2005...............................................F-5

Consolidated Statements of Shareholders' Equity for the years ended
March 31, 2003, 2004 and 2005...............................................F-6

Consolidated Statements of Cash Flows for the years ended
March 31, 2003, 2004 and 2005...............................................F-7

Notes to Consolidated Financial Statements..................................F-8

Report of Independent Registered Public Accounting Firm
on Financial Statement Schedule of Valuation and
Qualifying Accounts........................................................F-33

Schedule of Valuation and Qualifying Accounts..............................F-34

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders and Board of Directors of Rediff.com India Limited:

         We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries ("the Company") as of March 31, 2004 and 2005, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of a consolidated subsidiary of the Company, (Rediff Holdings, Inc. and its subsidiaries, Rediff.com, Inc. and India Abroad Publications, Inc.) for the year ended March 31, 2003, which statements reflect total revenues constituting 68% of the related consolidated total operating revenues for the year ended March 31, 2003. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Company for the year ended March 31, 2003 is based solely on the report of such other auditors.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2004 and 2005 and the consolidated results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

         As described in Note 2(b), these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.


Deloitte Haskins & Sells
Mumbai, India
Dated:  June 29, 2005

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



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


Ernst & Young LLP
New York, New York, April 21, 2003


                                                  REDIFF.COM INDIA LIMITED


                                                CONSOLIDATED BALANCE SHEETS
                                               as of March 31, 2004 and 2005

                                                                                                      March 31,
                                                                                         -----------------------------------
                                                                                               2004               2005
                                                                                         ----------------   ----------------
Assets
Current Assets
  Cash and cash equivalents.............................................................    US$11,639,173      US$10,069,356
  Trade accounts receivable, (net of allowances of  US$1,229,677 and
    US$1,434,910 at March 31,2004 and 2005, respectively)...............................        1,884,193          3,093,372
  Prepaid expenses and other current assets (See Note 4)................................        1,111,784          1,881,875
  Assets held for sale (See Note 3) ....................................................          523,322                  -
   Recoverable income taxes.............................................................          134,633            278,028
                                                                                         ----------------   ----------------
Total current assets....................................................................       15,293,105         15,322,631
Property, plant and equipment - net (See Note 5)........................................        1,491,240          2,557,753
Goodwill (See Note 6)...................................................................        7,314,468          7,314,468
Other assets (See Note 7) ..............................................................          768,962            495,560
                                                                                         ----------------   ----------------
Total assets............................................................................    US$24,867,775      US$25,690,412
                                                                                         ================   ================
Liabilities and Shareholders' equity
Current liabilities
   Accounts payable and accrued liabilities.............................................    US$ 3,127,894      US$ 4,863,631
   Customer advances and unearned revenues..............................................          697,134          1,014,419
                                                                                         ----------------   ----------------
Total current liabilities...............................................................        3,825,028          5,878,050
Other liabilities.......................................................................           15,384             15,859
                                                                                         ----------------   ----------------
Total liabilities.......................................................................        3,840,412          5,893,909
                                                                                         ----------------   ----------------

Commitments and contingencies (See note 18).............................................               --                 --
                                                                                         ----------------   ----------------

Shareholders' equity
  Equity shares:  par value -- Rs.5,  Authorized: 20,000,000 shares and
    24,000,000 shares at March 31, 2004 and 2005 respectively;
  Issued and outstanding: 12,827,425 shares and 12,880,050 shares at March
    31, 2004 and 2005, respectively (See note 9)........................................        1,537,865          1,543,938
Additional paid in capital..............................................................       76,973,587         77,270,439
Accumulated other comprehensive loss....................................................       (3,089,310)        (3,195,953)
Deferred compensation expense...........................................................             (710)              (262)
Accumulated deficit.....................................................................      (54,394,069)       (55,821,659)
                                                                                         ----------------   ----------------
Total shareholders' equity..............................................................       21,027,363         19,796,503
                                                                                         ----------------   ----------------
Total liabilities and shareholders' equity..............................................    US$24,867,775      US$25,690,412
                                                                                         ================   ================


                               See accompanying notes to consolidated financial statements

                                                REDIFF.COM INDIA LIMITED

                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                For each of the years ended March 31, 2003, 2004 and 2005

                                                                                  Years ended March 31,
                                                           ------------------------------------------------------------------
                                                                  2003                    2004                    2005
                                                           --------------------    -------------------    -------------------
Operating revenues
  India Online..........................................          US$ 2,767,244          US$ 3,636,183          US$ 6,556,320
  U.S. Publishing.......................................              5,804,598              5,810,420              6,070,344
                                                           --------------------    -------------------    -------------------
Total revenues..........................................              8,571,842              9,446,603             12,626,664
                                                           --------------------    -------------------    -------------------
Cost of revenues
  India Online..........................................              1,078,472              1,130,373              1,593,218
  U.S. Publishing.......................................              4,481,618              3,608,029              3,519,906
                                                           --------------------    -------------------    -------------------
Total cost of revenues..................................              5,560,090              4,738,402              5,113,124
                                                           --------------------    -------------------    -------------------
Gross profit............................................              3,011,752              4,708,201              7,513,540
                                                           --------------------    -------------------    -------------------
Operating expenses
  Sales and marketing...................................              2,591,017                950,268              2,278,297
  Product development...................................              1,820,372              1,598,199              1,832,394
  General and administrative............................              7,291,276              5,378,600              5,116,020
  Goodwill impairment (See note 6)......................              3,200,700                     --                      --
                                                           --------------------    -------------------    -------------------
Total operating expenses................................             14,903,365              7,927,067              9,226,711
                                                           --------------------    -------------------    -------------------
Operating loss .........................................            (11,891,613)            (3,218,866)            (1,713,171)
                                                           --------------------    -------------------    -------------------
  Other income (expense), net:
  Interest income.......................................                395,003                331,806                518,958
  Foreign exchange gain (loss), net.....................               (400,387)              (459,075)                 5,055
  Miscellaneous income..................................                 23,474                  2,137                  7,272
                                                           --------------------    -------------------    -------------------
                                                                         18,090               (125,132)               531,285
                                                           --------------------    -------------------    -------------------
Loss from continuing operations before income taxes.....            (11,873,523)            (3,343,998)            (1,181,886)
Income tax expense .....................................               (303,932)                (4,862)               (37,994)
                                                           --------------------    -------------------    -------------------
Loss from continuing operations ........................         US$(12,177,455)         US$(3,348,860)         US$(1,219,880)
Loss from discontinued operations (See Note 3)..........          US$(6,803,695)         US$(2,370,982)           US$(207,710)
                                                           --------------------    -------------------    -------------------
Net loss................................................         US$(18,981,150)         US$(5,719,842)         US$(1,427,590)
                                                           ====================    ===================    ===================
Weighted average number of equity
  shares -- basic and diluted...........................             12,795,200             12,799,997             12,850,424
                                                           ====================    ===================    ===================
Loss per share -- basic and diluted:
  continuing operations ................................              US$ (0.95)             US$ (0.26)             US$ (0.10)
  discontinued operations ..............................                  (0.53)                 (0.19)                 (0.01)
                                                           --------------------    -------------------    -------------------
Loss per share - basic and diluted .....................               US$(1.48)              US$(0.45)              US$(0.11)
                                                           ====================    ===================    ===================
Loss per ADS -- (where 2 ADSs are equal to 1 equity
  share) -- basic and diluted:
  continuing operations ................................               US$(0.48)              US$(0.13)              US$(0.05)
  discontinued operations ..............................                  (0.26)                 (0.09)                 (0.00)
                                                           --------------------    -------------------    -------------------
Loss per ADS -- (where 2 ADSs are equal to 1 equity
  share) -- basic and diluted...........................              US$ (0.74)             US$ (0.22)             US$ (0.06)
                                                           ====================    ===================    ===================


                               See accompanying notes to consolidated financial statements

                                                REDIFF.COM INDIA LIMITED

                                        CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
                            EQUITY For each of the years ended March 31, 2003, 2004 and 2005

                                      Equity Shares
                                 -----------------------
                                      (See note 9)                      Accumulated    Deferred
                                 -----------------------   Additional      other       Compen-
                                  Number                    Paid in    Comprehensive   sation     Accumulated
                                 of Shares     Amount       Capital         Loss       Expense      Deficit        Total
                                 ---------- ------------ ------------- ------------- ---------- ---------------  -------------

Balance, as of April 1, 2002.... 12,795,200    1,534,308    76,903,671    (4,739,065)    (1,539)    (29,693,077)    44,004,298
Amortization of compensation
 related to stock option grants.         --           --            --            --        403              --            403
Net loss........................         --           --            --            --         --     (18,981,150)   (18,981,150)
Other comprehensive income-
 translation adjustment.........         --           --            --       517,371         --              --        517,371

                                 ---------- ------------ ------------- ------------- ---------- ---------------  -------------
Balance, as of March 31, 2003...
                                 12,795,200    1,534,308    76,903,671    (4,221,694)    (1,136)    (48,674,227)    25,540,922

Amortization of compensation
 related to stock option grants.         --           --            --            --        426              --            426
Stock options exercised.........     32,225        3,557        69,916                                                  73,473
Net loss.......................          --           --            --            --         --      (5,719,842)    (5,719,842)
Other comprehensive income-
 translation adjustment.........         --           --            --     1,132,384         --              --      1,132,384
                                 ---------- ------------ ------------- ------------- ---------- ---------------  -------------
Balance, as of March 31, 2004... 12,827,425 US$1,537,865 US$76,973,587 US$(3,089,310)  US$ (710) US$(54,394,069) US$21,027,363

Amortization of compensation
 related to stock option grants.         --           --            --            --        448              --            448
Stock options exercised.........     52,625        6,073       296,852            --         --              --        302,925
Net loss........................         --           --            --            --         --      (1,427,590)    (1,427,590)
Other comprehensive income-
 translation adjustment.........         --           --            --     (106,643)         --              --       (106,643)
                                 ---------- ------------ ------------- ------------- ---------- --------------- --------------
Balance, as of March 31, 2005... 12,880,050 US$1,543,938 US$77,270,439 US$(3,195,953)  US$ (262) US$(55,821,659) US$19,796,503
                                 ---------- ------------ ------------- ------------- ---------- --------------- --------------


                               See accompanying notes to consolidated financial statements

                                                REDIFF.COM INDIA LIMITED

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                For each of the years ended March 31, 2003, 2004 and 2005

                                                                                          Years ended March 31,
                                                                           ---------------------------------------------------
                                                                                2003              2004              2005
                                                                           ---------------    --------------    --------------
Cash flows from operating activities
Net loss.................................................................  US$(18,981,150)    US$(5,719,842)    US$(1,427,590)
Loss from discontinued operations .......................................       6,803,695         2,370,982           207,710
Adjustments  relating to continuing  operations to reconcile net loss to net cash used in continuing operations:
Depreciation and amortization............................................       1,959,768         1,306,518           735,232
Amortization of intangibles..............................................          40,132                --                --
Impairment of goodwill...................................................       3,200,700                --                --
Loss on sale of property, plant and equipment............................           7,975            29,509             5,859
Stock based compensation expense.........................................             403               426               448
Changes in assets and liabilities:
  Trade accounts receivable..............................................        (360,305)         (451,212)       (1,213,581)
  Prepaid expenses and other current assets..............................         407,612           187,655          (745,091)
  Accounts payable and accrued liabilities...............................         (63,771)         (896,592)        2,065,466
  Customer advances and unearned revenues................................         106,416           119,124           317,285
  Recoverable income taxes...............................................         237,466           205,223          (143,395)
  Other assets...........................................................         (79,329)          (38,354)          341,730
                                                                           ---------------    --------------    --------------
Net cash generated from / (used in) continuing operations................      (6,720,388)       (2,886,563)          144,073
                                                                           ---------------    --------------    --------------
Net cash used in discontinued operations ................................      (2,128,786)         (373,744)         (509,568)
                                                                           ---------------    --------------    --------------
Net cash used in operating activities ...................................      (8,849,174)       (3,260,307)         (365,495)
                                                                           ---------------    --------------    --------------


Cash flows from investing activities
  Payments to acquire property, plant and equipment......................        (377,629)         (596,763)       (1,855,901)
  Purchase consideration for acquisitions................................      (3,411,720)               --                --
  Cash received from discontinued operations.............................              --                --           407,000
  Proceeds from sales of property, plant and equipment...................          35,571            34,980            24,810
                                                                           ---------------    --------------    --------------
    Net cash used in investing activities................................     (3,753,778)         (561,783)        (1,424,091)
                                                                           ---------------    --------------    --------------

Cash flows from financing activities
  Net proceeds from issue of equity shares...............................              --            73,473           302,925
                                                                           ---------------    --------------    --------------
    Net cash provided by financing activities............................              --            73,473           302,925
                                                                           ---------------    --------------    --------------
Effect of exchange rate changes on cash..................................         466,891         1,004,004           (83,156)
Net decrease in cash and cash equivalents................................     (12,136,061)       (2,744,613)       (1,569,817)
Cash and cash equivalents at the beginning of the year...................      26,519,847        14,383,786        11,639,173
                                                                           ---------------    --------------    --------------
Cash and cash equivalents at the end of the year.........................  US$ 14,383,786     US$11,639,173    US$ 10,069,356
                                                                           ---------------    --------------    --------------
  Supplemental disclosure of cash flow information:
    Income taxes paid....................................................      US$     --         US$    --       US$  27,981
    Interest paid........................................................      US$  4,105         US$   942       US$     189


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

         In February 2001, the Company established Rediff Holdings, Inc. ("RHI"), a Delaware Corporation, as a wholly-owned subsidiary to be a holding company for certain of its investments in the United States of America. On February 27, 2001, RHI acquired thinkindia.com Inc ("thinkindia"), later renamed Rediff.com Inc. On April 27, 2001, RHI acquired India Abroad Publications, Inc ("India Abroad"), an offline and online news company.

         In March 2001, the Company acquired Value Communications Corporation ("ValuCom"), an Illinois Corporation that provided internet-based prepaid long distance services in the United States. On April 8, 2004, the Company sold its phone card business to Worldquest Networks, Inc. (See Note 3).

         The Company is one of the leading Internet destinations, or websites, focusing on India and the global Indian community. Its websites consists of interest specific channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and wireless short messaging services to mobile phone subscribers in India. Additionally, the Company publishes a weekly newspaper, India Abroad, in the United States and Canada.

2.       Significant accounting policies

         (a)      Principles of consolidation

         The consolidated financial statements include the accounts of the Company and its directly and indirectly held subsidiaries RHI, India Abroad, Rediff.com, Inc. and ValuCom, which have been consolidated from their respective dates of acquisition. All material inter-company accounts and transactions are eliminated on consolidation.

         (b)      Basis of preparation of financial statements

         The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All amounts have been stated in U.S. dollars. U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general-purpose financial statements. Principal differences insofar as they relate to the Company include consolidation of subsidiaries, accounting for business combinations, valuation of investments, accounting for deferred income taxes, stock based compensation, website development costs and the presentation and format of the financial statements and related notes.

         (c)      Use of estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to uncollectible receivable, goodwill, deferred tax assets and retirement benefits. Actual results could differ from those estimates.

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

         Revenue from advertisement and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

         The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination, and integration of the customers' content. Sponsorship contract revenues are recognized ratably over the term of the contract.

         Website development services principally consist of services relating to the designing of graphics, layout, artwork and content of the client's website. Revenue from such services on large contracts that take relatively longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time are recognized on completion of the entire contract. During fiscal years 2003, 2004 and 2005, such short-term contracts constituted substantially all of these services.

         E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store.

         Customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/debit card or checks, or whether the payment is to be made by the customer on C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of the transactions executed during the month for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. The Company recognizes as revenues the commission earned on these transactions and shipping costs recovered from customers.

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

         U.S. Publishing business

         U.S. Publishing business primarily includes advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes the advertising revenues of Rediff.com, Inc., the website catering to the Indian community in the U.S.

         Advertising revenues are recognized at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscription.

         Revenues from banners and sponsorships are recognized over the contractual period of the advertisement, commencing when the advertisement is placed on the website, provided that no significant obligations remain and collection of the resulting receivable is probable. Obligations may include guarantee of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of the Company's website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

         (e)      Costs and expenses

         Costs and expenses have been classified according to their primary functions within the enterprise in the following categories:

         Cost of revenues

         Cost of revenues primarily include cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad newspaper, e-commerce marketplace related costs and related salaries. During the fiscal year ended March 31, 2004, the Company wrote back certain old accruals, which were no longer payable and which were earlier charged to costs of revenues amounting to US$41,000.

         Sales and marketing

         Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs.During the fiscal year ended March 31, 2004, the Company wrote back certain old accounts payable and accruals amounting to U.S. $ 663,000, which were no longer payable and which were earlier charged to sales and marketing expenses.

         Product development

         Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. (See note 2(h)). Product development expenses include bandwidth costs of US$730,607,US$660,166 and US$896,478 for the years ended March 31, 2003, 2004 and 2005 respectively.

         General and administrative

         These costs primarily include employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, depreciation, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, valuation allowances and other general expenses.

         During the fiscal year ended March 31, 2004, the Company wrote back certain old accruals amounting to US$234,000, which were no longer payable and which were earlier charged to general and administrative costs.

         (f)      Cash and cash equivalents

         The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand and cash on deposit with banks.

         Cash and cash equivalents include short term bank deposits at March 31, 2004 and 2005, of US$9,461,567 and US$8,777,756 respecitvely, which have a remaining maturity of less than one year, but which are redeemable without penalty on demand.

         (g)      Property, plant and equipment

         Property, plant and equipment are stated at cost. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

                  Furniture and fixtures.................  5 to 10 years
                  Computer equipment and software........   3 to 5 years
                  Office equipment.......................  5 to 10 years
                  Vehicles...............................        8 years
                  Leasehold improvements.................        6 years
                  Website development costs..............        3 years

         (h)      Website development costs

         Costs incurred in the operations stage that provides additional functions or features to the Company's website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs as incurred. Costs incurred for website development are accounted for in accordance with EITF 00-02 - "Accounting for Website development cost"

         (i)      Goodwill and intangible assets

         The Company capitalizes intangible assets and goodwill resulting from business combinations.

         In accordance with the two-step methodology required by SFAS No. 142 "Goodwill and other Intangible Assets", the Company tests the carrying balances of goodwill and intangible assets that do not have a finite life for impairment annually or earlier upon the occurrence of a triggering event.

         Where the Management concludes that the carrying amounts are impaired, the impairment loss is recognized in operations.

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

         (m)      Impairment or disposal of long-lived assets

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

         (n)      Stock based compensation

         The Company uses the intrinsic value method specified under APB Opinion No. 25 to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and non-employee directors for their services as directors and the fair value method specified in SFAS 123 to account for the compensation cost of stock options and awards granted to associates of the Company. The Company also applies FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25" to account for its stock option plans. The Company has adopted the pro forma disclosure provisions of SFAS 123 and SFA 148 for its various plans. Had Compensation cost for the Company's stock based compensation plan been determined in a manner consistent with the fair value approach described in SFAS 123 the Company's net loss and basic loss per share as reported would have been increased to the pro forma amounts indicated below:

                                                                   Years ended March 31,
                                              -----------------------------------------------------------------
                                                      2003                  2004                  2005
                                                      ----                  ----                  ----
         Net Loss As reported..............     US$(18,981,150)        US$(5,719,842)        US$(1,427,590)
         Less: Stock compensation expenses
               included in reported net
               income......................
                                                           403                   426                   448
                                              --------------------- --------------------- ---------------------
         Add:  Total stock-based employee
               compensation expense
               determined under fair value
               based method for all
               awards......................           (257,569)             (647,790)           (1,259,234)
                                              --------------------- --------------------- ---------------------
         Adjusted pro forma................     US$(19,238,316)        US$(6,367,206)        US$(2,686,376)
                                              --------------------- --------------------- ---------------------
         Loss per share - basic and
         diluted
             As reported...................          US$.(1.48)            US$.(0.45)            US$ (0.11)
                                                  ===============       ===============       ===============
             Adjusted pro forma............          US$.(1.50)            US$.(0.50)            US$ (0.21)
                                                  ===============       ===============       ===============

         The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                      Years ended March 31,
                                                  -----------------------------
                                                  2003         2004        2005
                                                  ----         ----        ----
         Dividend yield.....................        0%           0%          0%
         Expected life......................   4 Years      4 Years     4 Years
         Risk free interest rates...........     5.75%           5%       4.23%
         Volatility.........................   118.59%       112.6%     111.17%

         See Note 15 - "Stock based compensation" for other proforma disclosures.

         See "Recent Accounting Pronouncements" below regarding the applicability of the statement of financial accounting standards SFAS 123 R ("SFAS- 123R").

         (o) Allowances for doubtful accounts receivable and other recoverables

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

         (p)      Classification

         Certain prior years' balances have been reclassified to conform to the current year's presentation. These have no effect on previously reported results of operations or shareholders' equity.

3.       Discontinued Operations and assets held for sale

         On April 8, 2004, Valucom sold its phone-card business, consisting primarily of the "Valucom" brand, trademarks, websites, internally built software, customer lists and certain hardware for US$500,000 to Worldquest Networks, Inc. ("WQN"). WQN paid US$200,000 of the total consideration at closing with the remaining US$300,000 paid in twelve monthly installments of US$25,000 commencing May 2004. In addition, the Company also sold its inventory of prepaid identification numbers ("PINS") to WQN at its carrying value on April 8, 2004, for an additional consideration of US$102,424. Separately, in April 2004, WQN entered into an advertising agreement with Rediff.com, Inc. entitling WQN to exclusive rights to prominent online advertising space on Rediff.com U.S. website. Under the terms of the advertising agreement, WQN paid Rediff US$50,000 for twelve consecutive months commencing in May 2004 for the advertising services.

         In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the disposal of the phone-card business qualifies as discontinued operations at March 31, 2004 and 2005. Hence, the results of operations of the phone card business, as detailed below, are disclosed as discontinued operations in the Company's Consolidated Statements of Operations.

                                                                           Years ended March 31,
                                                   --------------------------------------------------------------
                                                         2003                    2004                 2005
                                                   ------------------     -----------------     -----------------
Operating revenues ............................       US$8,680,031           US$4,487,598            US$98,922
                                                   ------------------     -----------------     -----------------
Income (loss) from operations before taxes
(after eliminating inter-company
transactions) (Including impairment charges
of US$ 5,100,000 and US$ 1,866,380
for the fiscal year ended March
31, 2003 and 2004) ............................         (6,915,776)            (2,370,982)            (207,710)
                                                   ------------------     -----------------     -----------------

Income tax benefit (provision) ................             66,000                      -                    -
                                                   ------------------     -----------------     -----------------
Income (loss) from discontinued operations ....      US$(6,803,695)         US$(2,370,982)         US$(207,710)
                                                   ------------------     -----------------     -----------------

         Upon approval of the plan of disposal in March 2004, the related long-lived assets of the phone card business which have been subsequently disposed off are reported as held-for-sale and measured at their fair value less cost to sell. The impairment charge of US$1,866,380 resulting from the write down of goodwill and other assets have been reported as loss from discontinued operations.

         Assets held for sale at March 31, 2004 and 2005, relating to the phone card business comprised of the following assets written down to their net realizable values:

                                                   2004           2005
                                                   ----           ----

Inventory .................................     US$  86,686       US$ -
Plant and equipment .......................          65,048           -
Goodwill ..................................         371,588           -
                                                ------------------------
Assets held for sale ......................     US$ 523,322       US$ -
                                                ========================

         Inventory comprising prepaid long distance service PINs and acquired by Worldquest at an additional consideration are reported at the lower of average cost and market at March 31, 2004.

         Plant and equipment and inventory that were not transferred were completely written off. The Company evaluated its phone card business reporting unit for goodwill impairment. Since the fair value of the reporting unit, as indicated by the sales price was lower than the carrying value, the Company compared the book value of its goodwill to the implied fair value of the goodwill and recorded a charge for the difference.

         The implied fair value of the goodwill was calculated as the fair value of the reporting unit (sales price) less the fair value of the assets and liabilities included in the reporting unit.

4.       Prepaid Expenses and Other Current Assets

         Prepaid expenses and other current assets comprise of:

                                                       As of March 31,
                                                       ---------------
                                                  2004                2005
                                                  ----                ----
Prepaid expenses .......................... US$   467,072       US$   345,197
Cost relating to shelf registration .......             -             626,061
Vendor advances ...........................             -             254,946
Rent deposits..............................       221,164             437,418
Other advances and deposits................       183,398             141,731
Loans to employees.........................        38,736              36,706
Accrued interest...........................       201,414              39,816
                                            -------------       -------------
                                            US$ 1,111,784       US$ 1,881,875
                                            =============       =============

5.       Property, Plant and Equipment

         Property, plant and equipment comprise of:

                                                       As of March 31,
                                                       ---------------
                                                  2004                2005
                                                  ----                ----
Furniture and fixtures....................... US$  456,926       US$  595,556
Computer equipment and software..............    6,919,479          8,467,908
Office equipment.............................      312,095            322,472
Vehicles.....................................      286,166            368,415
Leasehold improvements.......................      322,053            197,493
Deferred website development costs...........      628,633            281,636
Capital work in progress.....................       35,945             63,363
                                              ------------       ------------
Property, plant and equipment, cost..........    8,961,297         10,296,843
Accumulated depreciation and amortization....   (7,470,057)        (7,739,090)
                                              ------------       ------------
Property, plant and equipment, net........... US$1,491,240       US$2,557,753
                                              ============       ============

6.       Goodwill

         The Company's goodwill amounts arise from its acquisitions of Thinkindia, India Abroad and Valucom. Each of these businesses represents a reporting unit. The Company's business in India has been treated as a single reporting unit, and since none of the components in India benefited from the synergies from acquisitions in the United States, no goodwill was allocated to this reporting unit. The segment realignment did not effect the determination of reporting units or the allocation of goodwill.

         The Company has tested each reporting unit for impairment of goodwill annually, or earlier upon the occurrence of a triggering event. Impairment charges recorded are as follows:

         ----------------------------------------------------------
                                   2003         2004          2005
         ----------------------------------------------------------
                                          (in US$ millions)
         -----------------------------------------------------------
         India Abroad            US$3.2          US$-          US$-
         -----------------------------------------------------------
         Valucom                    5.1          1.66             -
         -----------------------------------------------------------
         Rediff.com, Inc.             -             -             -
         (Thinkindia)
         -----------------------------------------------------------
         Total                   US$8.3       US$1.66          US$-
         -----------------------------------------------------------

         India Abroad

         In the fourth quarter of fiscal years 2003, 2004 and 2005 the Company performed its annual impairment test for goodwill of India Abroad. Management determined the fair value of the business using the discounted cash flow method in all years.

         In the fiscal year ended March 31, 2003 management determined the fair value of the business was lower than its carrying value. The comparison of the carrying amount of goodwill to its implied fair value resulted in an impairment charge of US$ 3,200,700. In the fiscal years ended March 31, 2004 and 2005, the fair value of the reporting unit exceeded its carrying value indicating that goodwill was not further impaired.

         Valucom

         Valucom's annual impairment testing date was January 1. In the fiscal year ended March 31, 2003 the management identified the following triggering events that required testing of goodwill for impairment at a date earlier than the annual date:

                  a. A settlement was reached with Valucom's former founder shareholders .

                  b. Deregulation of the Indian long distance telecom market, privatization of telecom providers in India and the commencement of Voice over Internet Protocol ("VOIP") had caused irreversible and significant reductions in the pricing of long distance calls between India and the United States.

                  c. The number of Indian software professionals in the U.S. (a core customer group) had fallen significantly as a result of the events of September 11, 2001 and the subsequent downturn in the technology market.

         Accordingly, the Company re-evaluated goodwill that arose on Valucom's acquisition and concluded that the goodwill relating to Valucom was impaired and recorded an impairment charge of US$ 5,100,000 in the fiscal year ended March 31, 2003. Management used the discounted cash flow method to determine such values.

         On April 8, 2004 the Company sold the phone card business for a consideration of US$ 500,000. During the fiscal year ended March 31, 2004, the Company recorded a further impairment charge of US$ 1,661,222 for the Valucom goodwill (included in the loss from discontinued operations), based on the sale value of the phone card business.

         Rediff.com, Inc. (formerly Thinkindia)

         During fiscal 2002 due to the unfavourable market environment, including general conditions affecting the technology industry together with the downturn in the valuation of dot.com companies, the Company re-evaluated the goodwill that arose on Rediff.com, Inc's acquisition for impairment. Since the projected cash flows of the Thinkindia business were negative, the Company closed down its facilities in California, terminated substantially all staff, relocated the remaining operation to New York, and wrote off the unamortized goodwill balance of US$ 3,316,508.

7.       Other Assets

         Other assets comprise of rental deposits which at the balance sheet date are due after more than one year and the non current portion of loans to employees. Other assets also include an amount of US$67,955 representing a recoverable from the insurance carrier of the Company's D&O policy (See Note
18).

8.       Related Party Transactions

         The Company's principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

         Six of the Company's largest shareholders beneficially hold 77% of the Company's equity share capital in aggregate. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

         Included in the determination of net loss are the following significant transactions with related parties:

                                            Years ended March 31,
                                            ---------------------
                                       2003           2004             2005
                                       ----           ----             ----
    Advertising revenues ..........  US$ 1,345     US$  11,537      US$  53,991

         Balances with related parties include:

                                                         As of March 31,
                                                         ---------------
                                                      2004             2005
                                                      ----             ----

    Receivable for advertising income............. US$   8,756      US$  25,156
    Loans to officers............................. US$  33,741      US$  28,918



         The Company grants unsecured loans to employees for acquiring assets such as housing property and vehicles and also for other personal purposes. These are recovered from the employee's salaries. The rates at which the loans are made to employees vary between 0% to 2%.

         The required repayments of loans by employees are as follows:

     Years ended March 31,
     ---------------------

    2006...................................................           32,106
    2007...................................................           27,370
    2008...................................................           17,826
    2009 ..................................................            9,263
    2010 and thereafter....................................            5,840
                                                             ----------------
    Total payments.........................................        US$92,405
                                                             ================

9.       Shareholders' Equity

         On August 9, 2004, the authorized share capital of the Company was increased from 20,000,000 equity shares to 24,000,000 equity shares.

         During the fiscal year ended March 31, 2005, the Company issued 105,250 ADSs, representing 52,625 equity shares on account of the exercise of stock options pertaining to the 2002 Stock Option Plan at various grant prices, the aggregate proceeds of which were US$ 302,925.

10.      Retirement Benefits

         Gratuity

         The Company provides for gratuity, an unfunded defined benefit retirement plan covering eligible employees in India. This plan provides for a lump-sum payment to be made to vested employees at retirement, death or termination of employment in an amount equivalent to 15 days salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service.

         The following tables set out the status of the gratuity plans and the amounts recognized in the Company's financial statements in for the fiscal years ended March 31, 2003, 2004 and 2005. The measurement date used is March 31 of the relevant fiscal year.

                                                                          Years ended March 31,
                                                                          ---------------------
                                                              2003                2004               2005
                                                        -----------------   -----------------   ----------------
Change in benefit obligation
Benefit obligation at the beginning of the year......          US$53,729          US$66,439          US$88,021
Actuarial (gain) loss................................             (8,631)             (3,042)            (6,229)
Service cost.........................................             14,328              14,875             16,923
Interest cost........................................              5,316               5,350              5,675
Benefits paid........................................                  -              (2,724)            (7,647)
Effect of exchange rate changes......................              1,697               7,123               (219)
                                                        -----------------   -----------------   ----------------
Benefit obligation at the end of the year............          US$66,439           US$88,021          US$96,524
Unrecognized net actuarial (loss) gain...............               (773)              2,229              8,517
                                                        -----------------   -----------------   ----------------
Accrued liability....................................          US$65,666           US$90,250         US$105,041
                                                        -----------------   -----------------   ----------------

         Net gratuity cost for the years ended March 31, 2003, 2004 and 2005 comprise of the following:

                                                                            Years ended March 31,
                                                                          ---------------------
                                                             2003                2004               2005
                                                        -----------------   -----------------   ----------------
Service cost.........................................          US$14,328           US$14,875          US$16,923
Interest cost........................................              5,316               5,351              5,675
Recognized net actuarial loss........................                381                   -                  -
                                                        -----------------   -----------------   ----------------
Net gratuity cost....................................          US$20,025           US$20,226          US$22,598
                                                        -----------------   -----------------   ----------------


         The assumptions used in accounting for gratuity in the years ended
March 31, 2003, 2004 and 2005 were as follows:
                                                                         Years ended March 31,
                                                                         ---------------------
                                                                  2003            2004           2005
                                                                  ----            ----           ----

Discount rate............................................          8%              7%             8%

Rate of increase in compensation.........................    8% for first 3   8% for first   8% for first
                                                              years and 5 %    2 years and    year and 6%
                                                               thereafter     5% thereafter   thereafter

         The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

         The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

                  Years ending March 31,
                  ----------------------

                  2006 ...............................    9,835
                  2007 ...............................    9,904
                  2008 ...............................   10,431
                  2009 ...............................   12,242
                  2010 ...............................   18,478
                  2011-14 ............................   95,025

         The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as of March 31, 2005.

         Provident Fund

         Employees based in India and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$76,727, US$77,677 and US$ 87,710 for the years ended March 31, 2003, 2004 and 2005 respectively.

11.      Operating Leases

         The Company leases office space, computer equipment, high-speed telephone lines and residential apartments for employees under various operating leases. Operating lease expense that has been included in the determination of the net loss is as follows:

                                                                   Years ended March 31,
                                                                   ---------------------
                                                      2003                  2004                  2005
                                               -------------------   -------------------   -------------------
Office space ...............................        US$   423,658         US$   452,077        US$   436,798
Computers and equipments ...................               36,287                29,214               18,378
Telecom leased lines .......................              576,211               504,450                     -
Residential apartments for employees .......              121,008               113,549              110,865
                                               -------------------   -------------------   -------------------
Total operating lease expense ..............       US$  1,157,164        US$  1,099,290          US$  566,041
                                               ===================   ===================   ===================

         The minimum annual rental commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

             Years ended March 31,
             ---------------------

            2006.................................       249,386
            2007.................................       145,552
            2008.................................        61,833
            2009 ................................             -
            2010 and thereafter..................             -
                                                     ----------
            Total payments.......................    US$456,771
                                                     ----------

12.      Income Taxes

         The income tax expense (benefit) consists of:
                                                                         Years ended March 31,
                                                                         ---------------------
                                                             2003                2004                2005
                                                         ---------------    ----------------    ----------------
     Current taxes -- all foreign (State tax).........     US$   237,932       US$    4,862        US$  37,994
     Deferred taxes, net of allowance.................                --                 --                 --
                                                         ---------------    ----------------    ----------------
     Net income tax expense (benefit).................     US$   237,932       US$    4,862        US$  37,994
                                                         ===============    ================    ================


         The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

                                                        As of March 31,
                                           -------------------------------------
                                                   2004                2005
                                                   ----                ----
<
    Depreciation.........................   US$   2,746,660      US$  2,668,719
    Bad debt allowance...................           447,605             494,864
    Net operating loss carry forwards....        11,465,320          10,538,594
    Retirement benefits -- Gratuity......            51,131              70,011
    Website development costs............            (1,955)              4,431
    Other................................            37,578               7,250
                                            ---------------     ---------------
                                                 14,746,339          13,803,870
    Less: Valuation allowance............       (14,746,339)        (13,803,870)
                                            ---------------     ---------------
    Net deferred tax asset...............   US$          --     US$          --
                                            ===============     ===============

         The Company increased the valuation allowance by US$4,677,381 and US$1,704,681 for the years ended March 31, 2003 and 2004 respectively. The Company decreased the valuation allowance by US$942,469 for the year ended March 31, 2005 mainly on account of disallowance of expenses by the Income tax department of India.

         The Company has not generated any taxable income in India to date, and therefore has not had to pay any Indian income tax since its inception. The Company has provided a full valuation allowance against the deferred tax asset since it is more likely than not that the asset will not be recovered. The Company's net operating loss carry forwards for its Indian operations aggregating approximately US$23 million will expire between April 1, 2005 and March 31, 2013.

         Recoverable income taxes mainly consist of tax deducted at source on income from advertising services and interest income, which the Company will claim as refund.

         As of March 31, 2005, ValuCom has net operating loss carryforwards available to offset future federal taxable income of US$2,915,000, which expire in years 2021 through 2025.

         As of March 31, 2005, Rediff Holdings, Inc., has net operating loss carryforwards of approximately US$7,622,000, for federal income tax purposes, which expire in years 2020 through 2025.

         Realization of the future tax benefits related to the deferred income asset is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors and believes that a full valuation allowance is required for each of the periods presented.

   13.   Segments

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

     (ii) U.S. Publishing business, which primarily includes subscription and advertising revenues from the publication of India Abroad, a weekly newspaper published in the United States and Canada. It also includes the advertising revenues of Rediff.com, Inc., the website catering to the Indian community in the U.S.A.

     (iii) Phone card business, which primarily includes internet based marketing of prepaid long distance call services.

         As discussed in Note 3, on April 8, 2004, the Company sold the phone card business and has reported the results of the phone card business as discontinued operations. Accordingly, segmental information for the phone card business is no longer presented as the Company currently operates in two business segments viz. India Online business and U.S.Publishing business.

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

         Following are the segment results and segment assets for the years ended March 31, 2003, 2004 and 2005.

                                                         Years ended March 31,
                                                         ---------------------
                                            2003                                              2004

                       India Online      U.S. Publishing                      India Online    U.S. Publishing
                         Business           Business            Total           Business         Business          Total
                         --------           --------            -----           --------         --------          -----

Revenues from external
 customers:
Advertising             US$ 1,905,516    US$ 4,940,803     US$ 6,846,319    US$ 2,184,411    US$ 5,129,229  US$ 7,313,640
Fee based services            861,728          863,795         1,725,523        1,451,772          681,191      2,132,963
                    ------------------------------------------------------------------------------------------------------
                            2,767,244        5,804,598         8,571,842        3,636,183        5,810,420      9,446,603
                    ------------------------------------------------------------------------------------------------------
Inter segment
revenues:

Advertising                    87,930          286,184           374,114           31,611           34,000         65,611
                    ------------------------------------------------------------------------------------------------------
Total revenues              2,855,174        6,090,782         8,945,956        3,667,794        5,844,420      9,512,214
                    ------------------------------------------------------------------------------------------------------
Cost of revenues
-Third-party                1,078,472        4,481,618         5,560,090        1,130,373        3,608,029      4,738,402

-Inter segment                 13,554               --            13,554               --               --             --
                    ------------------------------------------------------------------------------------------------------
Total cost of               1,092,026        4,481,618         5,573,644        1,130,373        3,608,029      4,738,402
revenues
                    ------------------------------------------------------------------------------------------------------

                    ------------------------------------------------------------------------------------------------------
Segment Gross           US$ 1,763,148    US$ 1,609,164     US$ 3,372,312    US$ 2,537,421    US$ 2,236,391  US$ 4,773,812
                        =============    =============     =============    =============    =============  =============
Profits

Segment Assets         US$ 18,055,607    US$ 9,334,043    US$ 27,389,650   US$ 13,935,845   US$ 10,220,059 US$ 24,155,904


[table continued]

                                   Years ended March 31,
                                   ---------------------

                                           2005

                              India            U.S.
                              Online       Publishing
                              Business       Business          Total
                              --------       --------          -----

Revenues from external
 customers:
Advertising                  US$ 4,135,225  US$ 5,567,102    US$ 9,702,327
Fee based services               2,421,095        503,242        2,924,337
                          ------------------------------------------------
                                 6,556,320      6,070,344       12,626,664
                          ------------------------------------------------
Inter segment revenues:

Advertising                          6,353              -            6,353
                          ------------------------------------------------
Total revenues                   6,562,673      6,070,344       12,633,017
                          ------------------------------------------------
Cost of revenues
-Third-party                     1,593,218      3,519,906        5,113,124

-Inter segment                          --             --               --
                          ------------------------------------------------
Total cost of revenues           1,593,218      3,519,906        5,113,124
                          ------------------------------------------------

Segment Gross Profits        US$ 4,963,102  US$ 2,550,438    US$ 7,519,893
                             =============  =============    =============

Segment Assets               US$16,270,665  US$ 9,195,006   US$ 25,465,671



         The following is a reconciliation of the segment gross profits to the loss from continuing operations before income taxes of the Company for the years ended March 31, 2003, 2004 and 2005.

                                       Years ended March 31,
                                       ---------------------

                                   2003              2004                2005
                                   ----              ----                ----
    Segment Gross Profit ...  US$ 3,372,312      US$ 4,773,812    US$ 7,519,893
    Inter segment expenses..        360,560             65,611            6,353
    Operating expenses......     14,903,365          7,927,067        9,226,711
    Other income (loss).....         18,090           (125,132)         531,285
                             ---------------   ----------------  ---------------
    Loss from continuing
    operations before
    income taxes........... US$ (11,873,523)    US$ (3,343,998)  US$ (1,181,886)
                            ----------------   ----------------  ---------------

    Revenues are derived from customers based as follows:

                                 Years ended March 31,
                                 ---------------------
                                2003                2004                 2005
                                ----                ----                 ----
    United States......   US$  5,573,161        US$5,377,198        US$5,352,176
    India ..............       2,757,482           3,665,317           6,898,291
    Rest of the world...         241,199             404,088             376,197
                          --------------        ------------       -------------
    Total revenues .....  US$  8,571,842        US$9,446,603       US$12,626,664
                          --------------        ------------       -------------


    Net property, plant and equipment by location is as follows:

                                              As of March 31,
                                              ---------------
                                          2004                    2005
                                          ----                    ----
    United States and Canada...        US$244,116             US$207,310
    India .....................         1,247,124              2,350,443
                                    -------------           ------------
    Total......................     US$ 1,491,240           US$2,557,753
                                    -------------           ------------



     14. Concentration of credit risk

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

         Significant clients

         No single client accounted for more than 10% of the total revenues for the years ended March 31, 2003, 2004 and 2005.

   15.   Stock-based compensation

         The Company uses the intrinsic value method specified under APB Opinion No. 25 to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and non-employee directors for their services as directors and the fair value method specified in SFAS 123 to account for the compensation cost of stock options and awards granted to associates of the Company. The Company also applies FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25" to account for its stock option plans. Pro forma disclosures, as applicable, required under SFAS No. 123 and SFAS No. 148 have been provided as under:

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

         For the years ended March 31, 2003, 2004 and 2005, the Company recognized a compensation cost of US$403, US$426 and US$448, in respect of stock options granted to associates of the Company in accordance with SFAS 123.

         Activity in the warrants available to be granted under the 1999 ESOP is as follows:

                                                      Shares available to be granted as options
                                                                Years ended March 31,

Employee Stock Option Plan 1999:                               2003        2004        2005
--------------------------------                               ----        ----        ----
Warrants available to be granted, beginning of year....       5,350      18,250       33,725
Forfeited..............................................      12,900      22,975       7,750
Options granted........................................          --      (7,500)     (30,000)
                                                             ------      ------      ------
Warrants available to be granted, end of year..........      18,250      33,725      11,475
                                                             ======      ======      ======


         Activity in the warrants of the 1999 ESOP for the years ended March 31, 2003, 2004 and 2005 is as follows:

                                                       Years ended March 31,
                    -------------------------------------------------------------------------------------------------------------
                                    2003                               2004                                   2005
                    ----------------------------------  -------------------------------      ------------------------------------
                       Shares                              Shares                               Shares
                    arising out          Weighted        arising out       Weighted           arising out         Weighted
                     of options       average price      of options      average price        of options        average price
                    -----------   --------------------   ----------  ------------------      ------------   ---------------------
Outstanding at
the beginning of
the year........       274,650      US$ 6.52   Rs  318    261,750    US$ 6.49    Rs 308      246,275         US$6.92    Rs. 300
Granted.........            --            --        --      7,500    US$10.32    Rs 474       30,000        US$10.78    Rs. 500
Lapsed .........            --            --        --         --          --        --     (176,375)        US$6.13    Rs. 267
                       -------      --------   -------    -------    --------    ------     --------         -------    -------
Forfeited.......       (12,900)     US$10.84   Rs  524    (22,975)   US$ 9.67    Rs 444       (7,750)        US$8.29    Rs. 362
                       -------      --------   -------    -------    --------    ------     --------         -------    -------
Outstanding at
the end of the
year............       261,750      US$ 6.49   Rs  308    246,275    US$ 6.92    Rs 300       92,150         US$6.45    Rs. 281
                       -------      --------   -------    -------    --------    ------     --------         -------    -------



         Activity in the warrants available to be granted under the 1999 ASOP is as follows:

                                                                    Shares available to be granted as options
                                                                 ---------------------------------------------
                                                                             Years ended March 31,
                                                                 ---------------------------------------------
    Associate Stock Option Plan 1999:                                2003             2004             2005
                                                                 -----------      -----------        ---------
    Warrants available to be granted, beginning of year..           137,650          109,650          109,650
    Forfeited............................................                --               --               --
    Options granted......................................           (28,000)              --          (6,000)
                                                                    -------          -------          -------
    Warrants available to be granted, end of year........           109,650          109,650          103,650
                                                                    =======          =======          =======



         Activity in the warrants of the 1999 ASOP for the years ended March 31, 2003, 2004 and 2005 is as follows:

                                                       Years ended March 31,
                    -------------------------------------------------------------------------------------------------------------
                                    2003                               2004                                   2005
                    ----------------------------------  -------------------------------      ------------------------------------
                       Shares                             Shares                               Shares
                    arising out         Weighted        arising out       Weighted           arising out         Weighted
                     of options      average price      of options      average price        of options        average price
                    -----------   -------------------   ----------  ------------------      ------------   ---------------------
Outstanding at the
beginning of
the year ..........     60,350     US$12.32    Rs 601     88,350     US$9.38    Rs 446         88,350        US$10.27      Rs 446
Granted ...........     28,000     US$ 2.26    Rs 109         --          --        --          6,000        US$15.11      Rs 659
Lapsed ............         --           --        --         --          --        --        (59,350)       US$13.81      Rs 610
Forfeited .........         --           --        --         --          --        --             --              --          --
                       -------     --------    ------     ------    --------    ------         ------        --------      ------
Outstanding at the
end of the year ...     88,350     US$ 9.38    Rs 446     88,350    US$10.27    Rs 446         35,000         US$4.67      Rs 204
                       -------     --------    ------     ------    --------    ------         ------        --------      ------


    2002 Stock Option Plan

         In January 2002 the Company's Board of Directors approved the 2002 Stock Option Plan ("2002 plan"), which provides for the grant of stock options to the Company's employees. All options under this plan are exercisable for the ADSs of the Company. The Company has elected to account for the 2002 plan using the intrinsic value method of APB Opinion No. 25. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of the Company's equity shares are currently reserved for issuance pursuant to 2002 plan.

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

         Activity in the warrants available to be granted under the 2002 plan is as follows:

                                                                Shares available to be
                                                                  granted as options
                                                                Years ended March 31,
                                                                ---------------------

   ADS linked Employee Stock Option Plan 2002:                      2004          2005
                                                                    ----          ----
   Warrants available to be granted, beginning of year......       59,500        12,750
   Forfeited ...............................................       69,250         4,875
   Options granted..........................................     (116,000)      (10,500)
                                                                 --------       -------
   Warrants available to be granted, end of year ...........       12,750         7,125
                                                                 ========       =======

         Activity in the warrants of the 2002 plan for the fiscal year ended
March 31,  2005 is as follows:

                                                   Year ended March 31, 2004           Year ended March 31, 2005
                                                   -------------------------           -------------------------
                                                       Shares       Weighted             Shares       Weighted
                                                     arising out    average            arising out    average
                                                     of options      price             of options      price
                                                     ----------      -----             ----------      -----
Outstanding at the beginning of the year.......       220,500       US$2.26              235,025      US$4.64

Granted........................................       116,000       US$7.75               10,500     US$10.98

Forfeited .....................................       (69,250)      US$2.28               (4,875)     US$2.26

Exercised .....................................       (32,225)      US$2.28              (52,625)     US$5.53
                                                      -------       -------              -------      -------

Outstanding at the end of the year ............       235,025       US$4.64              188,025      US$5.22
                                                      -------       -------              -------      -------


         2004 Stock Option Plan

                  In June 2004, the Company's Board of Directors approved the 2004 Stock Option Plan ("2004 plan"), which provide for the grant of stock options to the Company's employees. All options under this plan are exercisable for the ADSs of the Company. The Company has elected to account for the 2004 plan using the intrinsic value method of APB Opinion No. 25. Unless terminated sooner, this plan will terminate automatically in January 2014. A total of 358,000 of the Company's equity shares are currently reserved for issuance pursuant to 2004 plan.

         Under the terms of the 2004 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rates set forth in each award. Each option grant carries with it the right to purchase a specified number of the Company's ADS's at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant.

         For the 2004 plan, the Company has obtained necessary approvals. During the fiscal year ended March 31, 2005, the Company made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2004 plan.

         Activity in the warrants available to be granted under the 2004 plan is as follows:

                                                          Shares available to be
                                                             granted as options
                                                           Years ended March 31,
                                                           ---------------------

      ADS linked Employee Stock Option Plan 2004:                        2005
                                                                         ----
      Warrants available to be granted, beginning of year...           358,000
      Forfeited.............................................                 -
      Options granted.......................................          (284,500)
                                                                     ---------
      Warrants available to be granted, end of year.........            73,500
                                                                     =========


         Activity in the warrants of the 2004 plan for the fiscal year ended March 31, 2005 is as follows:

                                                       Year ended March 31, 2005
                                                       -------------------------
                                                         Shares
                                                         arising       Weighted
                                                         out of        average
                                                         options        price
                                                         -------        -----

      Outstanding at the beginning of the year........         -             -

      Granted.........................................   284,500      US$10.84

      Forfeited.......................................         -             -

      Exercised.......................................         -             -
                                                         -------       -------
      Outstanding at the end of the year..............   284,500     US$ 10.84
                                                         -------       -------

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


                                                                     Years ended March 31,
                                               ----------------------------------------------------------------------
                                                        2003                     2004                      2005
                                                        ----                     ----                      ----

    Net Loss As reported                          US$(18,981,150)           US$(5,719,842)            US$(1,427,590)

    Less:   Stock compensation expenses
          included in reported net income..                  403                      426                       448

    Add:    Total stock-based  employee
          compensation expense determined
          under fair value based method
          for all awards ..................             (257,569)                (647,790)               (1,258,234)
                                               ----------------------------------------------------------------------
    Adjusted pro forma ....................       US$(19,238,316)           US$(6,367,206)            US$(2,686,376)
                                               ----------------------------------------------------------------------
    Loss per share - basic and diluted                 US$ (1.48)               US$ (0.45)                US$ (0.11)
        As reported .......................

    Adjusted pro forma ....................            US$ (1.50)               US$ (0.50)                US$ (0.21)
                                                       =========                =========                 =========



         The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                     Years ended March 31,
                                                     ---------------------
                                                  2003         2004        2005
                                                  ----         ----        ----

        Dividend yield........................      0%           0%          0%


        Expected life......................... 4 Years      4 Years     4 Years

        Risk free interest rates..............   5.75%           5%       4.23%

        Volatility............................ 118.59%       112.6%     111.17%

         The following table summarizes information about stock options outstanding as at March 31, 2005:

                                                          Options Outstanding
                                 ---------------------------------------------------------------------
   Range of Exercise Price           Number of             Weighted
                                      shares               average
                                    arising out           remaining                Weighted average
                                    of options         contractual life                 price
                                    ----------         ----------------      -------------------------
      US$  1.72 - 2.60                151,650             1.36 years         US$   2.51   Rs.  109.3
      US$  6.44 - 9.29                106,250             1.59 years         US$   7.58   Rs.  330.5
      US$ 9.81 - 13.58                 57,500             1.00 years         US$  10.38   Rs.  452.8
      US$14.92 - 20.43                  7,400             2.15 years         US$  15.38   Rs.  670.9
      US$23.34 - 24.92                  3,000                 -              US$  23.65   Rs.1,031.8


     16. Fair value of financial instruments

         The carrying amounts for cash, cash equivalents, short term bank deposits, accounts receivable, accounts payable and bank overdrafts approximate their fair values due to the short maturity of these instruments.

     17. Loss per share

         A reconciliation of the numerators and denominators used in the computation of the basic and diluted per equity share has not been provided, since 29,145, 319,542 and 304,957 stock options outstanding as on March 31, 2003, 2004 and 2005 respectively, can potentially dilute basic EPS in the future were anti dilutive in those years.

     18. Commitments and contingencies

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

         On May 11, 2001, the Company received from the Underwriter defendants a demand for indemnification of the underwriters' legal fees and liabilities. The Company's Board of Directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers Liability Insurance, ("the D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverages for the Company's cost of defending the class action lawsuit, indemnification liabilities to its officers and directors, and indemnification liabilities to the Underwriter defendants. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. Based on the noon buying rate at March 31, 2005, the face amount of the D&O Policy is approximately US$20.5 million. The proceeds of the D&O Policy are available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately US$257,694 (based on the noon buying rate at March 31, 2005), which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company.

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

         On June 21, 2000, we and our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony
Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000, the "RCC Complaint"), filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offense under Section 292 of the Indian Penal Code, 1860, as amended, or IPC, for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the RCC Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition, or Writ Petition, was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000) seeking, among other things, relief setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of the Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the Complaint, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines.

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

         Action for Injunction and Damages

         Proceedings have been commenced by Times Internet Limited against one of our managers and us seeking a permanent injunction restraining the said manager, a former employee of Times Internet Limited and currently one of our senior managers, from disclosing confidential information, trade secrets copyrighted information and to restrain him from acting in breach of his employment contract with Times Internet Limited dated February 12, 2000. Times Internet Limited claims that the manager's employment with us is in breach of his employment contract. Times Internet Limited also claims damages in the sum of Rs. 10 million (approximately US$230,000). Since the commencement of these proceedings, Times Internet Limited has not made any application for interim relief and no orders have been issued by the Court that adversely affect either our manager or us. Although we believe that we have valid defenses against the claims of Times Internet Limited, if we are unsuccessful in our defenses against such claims and Times Internet Limited proves that it has suffered damages, the Company could be required to terminate the employment of the manager and pay monetary damages.

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

     19. New Accounting pronouncement

         In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments", or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). We are required to apply SFAS 123R, effective from the first fiscal year beginning after June 15, 2005. We have not yet quantified the effect of the future adoption of SFAS 123R on a going forward basis.

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL
            STATEMENT SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS




To the Shareholders and Board of Directors
Rediff.com India Limited

         We have audited the consolidated financial statements of Rediff.com India Limited as of March 31, 2004 and 2005 and for each of the years in the three year period ended March 31, 2005 and have issued our report thereon dated June 29, 2005 (included elsewhere in the Annual report on Form 20-F), which report expresses an unqualified opinion. Our audits also included the accompanying Schedule of Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.





Deloitte Haskins & Sells
Mumbai, India
Dated:  June 29, 2005



                                   Schedule of Valuation and Qualifying Accounts
                                     Allowance for trade accounts receivables


  Description        Balance at      Charged to cost and     Write offs       Effect of          Balance at
                    Beginning of          expenses                          exchange rate           end
                      Period                                                   changes           of period
-----------------------------------------------------------------------------------------------------------------
  Fiscal 2005     US$1,229,677           US$205,840               -           US$(607)         US$1,434,910

-----------------------------------------------------------------------------------------------------------------
  Fiscal 2004     US$1,034,360           US$186,090        US$(90,000)        US$99,227         US$1,229,677

-----------------------------------------------------------------------------------------------------------------
  Fiscal 2003       US$841,160           US$189,385        US$(20,388)        US$24,203         US$1,034,360


                                   SIGNATURE



         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         REDIFF.COM INDIA LIMITED


                                         By:      /s/ Ajit Balakrishnan
                                                  ---------------------
                                         Name:    Ajit Balakrishnan
                                         Title:   Chairman and Managing Director
Place: Mumbai
Date:  June 30, 2005

                                   SIGNATURE



         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           REDIFF.COM INDIA LIMITED


                                           By:      /s/ Joy Basu
                                                    ---------------------
                                           Name:    Joy Basu
                                           Title:   Chief Financial Officer.


Place:  Mumbai
Date:   June 30, 2005

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

Date:  June 30, 2005

                                             /s/ Ajit Balakrishnan
                                             --------------------------------
                                             Ajit Balakrishnan
                                             Chairman and Managing Director
                                             (Principal Executive Officer)

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

Date:   June 30, 2005

                                                  /s/ Joy Basu
                                                  -----------------------------
                                                  Joy Basu
                                                  Chief Financial Officer
                                                  (Principal Financial Officer)

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

         In connection with the accompanying Annual Report on Form 20-F of Rediff.com India Limited for the fiscal year ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ajit Balakrishnan, the principal executive officer of Rediff.com India Limited, hereby certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of Rediff.com India Limited.



Date:  June 30, 2005                            /s/ Ajit Balakrishnan
                                                ------------------------------
                                                Ajit Balakrishnan
                                                Chairman and Managing Director



         A signed original of this written statement required by ss. 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

         In connection with the accompanying Annual Report on Form 20-F of Rediff.com India Limited for the fiscal year ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joy Basu, Chief Financial Officer of Rediff.com India Limited, hereby certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

         (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of Rediff.com India Limited.



Date     June 30, 2005                                 /s/ Joy Basu
                                                       -----------------------
                                                       Joy Basu
                                                       Chief Financial Officer


         A signed original of this written statement required by ss. 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.