Form 20-F
period 2006-03-31
REDIFF COM INDIA LTD
filed 2006-09-29
CIK 1103783

===============================================================================

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

          For the fiscal year ended March 31, 2006
          ----------------------------------------

   [ ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

   [ ] Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

   Date of event requiring this shell company report .................

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

                           American Depositary Shares,
   each represented by one-half of one equity share, par value Rs.5 per share.
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:

                                 Not Applicable
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 14,539,600 equity shares.

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

        Yes [ ]                          No [X]

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

        Yes [X]                          No [  ]

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes [X]                          No [  ]

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [ ]  Accelerated filer [X]  Non-accelerated filer [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17 [ ]                     Item 18 [X]

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

         Yes [ ]                         No [X]

                                TABLE OF CONTENTS

                                                                                  Page
                                                                                  ----

CROSS REFERENCE SHEET................................................................1
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS...................................3
FORWARD-LOOKING STATEMENTS...........................................................4
EXCHANGE RATES.......................................................................5
SELECTED CONSOLIDATED FINANCIAL DATA.................................................6
RISK FACTORS.........................................................................8
BUSINESS............................................................................26
         Overview ..................................................................26
         Our Markets................................................................27
         Our Opportunity............................................................27
         Our Strategy...............................................................28
         Our Product and Service Offerings..........................................28
         Intellectual Property......................................................37
         Facilities.................................................................37
         Legal Proceedings..........................................................38
         Ownership of Foreign Securities............................................42
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................................................................43
MANAGEMENT..........................................................................55
RELATED PARTY TRANSACTIONS..........................................................65
EXCHANGE CONTROLS...................................................................66
TRADING MARKET......................................................................69
RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES...............................70
PRINCIPAL SHAREHOLDERS..............................................................74
TAXATION............................................................................76
USE OF PROCEEDS.....................................................................82
CONTROLS AND PROCEDURES.............................................................83
PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................................84
PRESENTATION OF FINANCIAL INFORMATION...............................................85
ADDITIONAL INFORMATION..............................................................86
EXHIBIT INDEX.......................................................................93
INDEX TO FINANCIAL STATEMENTS......................................................F-1

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

Item 4A.      Unresolved Staff Comments

              Not applicable.

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

Item 6.       Directors, Senior Management and Employees

              See "Management".

Item 7.       Major Shareholders and Related Party Transactions.

              See "Principal Shareholders" and "Related Party Transactions".

Item 8.       Financial Information

              See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2004, 2005 and 2006 and the related three-year period ended March 31, 2006. Also see "Business - Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 9.       The Offer and Listing

              See "Trading Market".

Item 10.      Additional Information

              See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions and Divestments - Value Communications Corporation", "Exchange Controls", "Restriction on Foreign Ownership of Indian Securities", "Taxation" and "Additional Information".

Item 11.      Quantitative and Qualitative Disclosures About Market Risk

              See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risks".

Item 12.      Description of Securities Other than Equity Securities

              Not applicable.

PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies

              Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

              See "Use of Proceeds".

Item 15.      Controls and Procedures

              See "Controls and Procedures".

Item 16A.     Independent Audit Committee Financial Expert

              See "Management".

Item 16B.     Code of Ethics

              See "Management".

Item 16C.     Principal Accountant Fees and Services

              See "Principal Accountant Fees and Services".

Item 16D.     Exemptions from the Listing Standards for Audit Committees

              Not applicable.

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated
              Purchasers

              Not applicable.

PART III

Item 17.      Financial Statements

              Not applicable.

Item 18.      Financial Statements

              See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2004, 2005 and 2006 and the related three-year period ended March 31, 2006.

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

         Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled "Exchange Rates", or at all. Except as otherwise stated in this annual report and for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the noon buying rate, in the City of New York, on March 31, 2006, for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs. 44.48 to US$1.00.

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

     o the importance and expected growth of Internet technology, including sales of personal computers and mobile phones;

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

         In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices, and the level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed with the U.S. Securities and Exchange Commission (the "SEC"), from time to time. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

                                 EXCHANGE RATES

         Fluctuations in the exchange rate between the Indian Rupee and the U.S. dollar may affect the market price of our American Depositary Shares (the "ADSs") which, from June 24, 2002, have been traded on the NASDAQ Capital Market (formerly the NASDAQ Small Cap Market). Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, Citibank, N.A., (the "Depositary"), of any cash dividends paid in Indian Rupees on our equity shares represented by the ADSs.

         The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New
York:

Fiscal Year Ended March 31,           Period End (1)    Average(1)(2)        High              Low
---------------------------           --------------    -------------        ----              ---
2002 ............................        Rs. 48.83        Rs. 47.81        Rs. 48.91        Rs. 46.58
2003 ............................            47.53            48.36            49.07            47.53
2004 ............................            43.40            45.78            47.46            43.40
2005 ............................            43.62            44.87            46.45            43.27
2006 ............................            44.48            44.21            46.26            43.05


         The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month                                                High               Low
                                                   -----------     -------------
March 2006 ...................................     Rs.  44.58        Rs.  44.09
April 2006 ...................................          45.09             44.39
May 2006 .....................................          46.22             44.69
June 2006 ....................................          46.25             45.50
July 2006 ....................................          46.83             45.84
August 2006 ..................................          46.61             46.32
September 2006 (until September 26, 2006) ....          46.38             45.74

         On September 26, 2006, the noon buying rate in the City of New York was Rs. 45.77 to US$1.00.

______________________

Notes:

(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2005 and 2006 and the selected statement of operations data for the fiscal years ended March 31, 2004, 2005 and 2006 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm. The selected balance sheet data set forth below as of March 31, 2002, 2003 and 2004 and the selected statement of operations data for the fiscal years ended March 31, 2002 and 2003 are derived from U.S. GAAP financial statements which are not included in this annual report.*

                                                             Fiscal Years Ended March 31, -
                                         ---------------------------------------------------------------------------
                                            2002              2003            2004           2005            2006
                                         ------------    ---------------   -----------    -----------     ----------
                                                         (in US$ thousands, except per share data)

Statement of Operations data:
Revenues ..................                US$7,859          US$8,572        US$9,446        US$12,627     US$18,701
Cost of revenues ..........                   5,098             5,560           4,738            5,113         5,039
Operating expenses ........                  20,938            14,903           7,927            9,227        12,683
(Loss) Income from continuing
    operations ............                (16,101)          (12,177)         (3,349)          (1,220)         1,213

(Loss) Income from discontinued
    operations ............
                                              1,336           (6,804)         (2,371)            (208)            --
Net (loss) income..........             US$(14,765)       US$(18,981)      US$(5,720)       US$(1,428)     US $1,213
(Loss) Earnings per Equity Share
    (from continuing operations)
    - basic ...............               US$(1.25)        US$ (0.95)       US$(0.26)       US$ (0.10)      US$0.089
    (from discontinued
    operations) - basic ...                 US$0.10        US$ (0.53)      US$ (0.19)        US$(0.01)            --
(Loss) Earnings per Equity Share
    - basic ...............              US$ (1.15)        US$ (1.48)      US$ (0.45)       US$ (0.11)      US$0.089
(Loss) Earnings per Equity Share
    (from continuing operations)
    - diluted .............               US$(1.25)        US$ (0.95)       US$(0.26)       US$ (0.10)      US$0.088
    (from discontinued
    operations) - diluted .                 US$0.10        US$ (0.53)      US$ (0.19)        US$(0.01)            --
(Loss) Earnings per Equity Share
    - diluted .............              US$ (1.15)        US$ (1.48)      US$ (0.45)       US$ (0.11)      US$0.088
Weighted average number of equity
    shares (in thousands)
- Basic                                      12,795            12,795          12,800           12,850        13,487
- Diluted                                    12,795            12,795          12,800           12,850        13,764


                                                                    As of March 31,
                                         ---------------------------------------------------------------------------

                                           2002              2003             2004            2005            2006
                                         ------------    -------------    -------------    -----------    ----------
                                                                   (in US$ thousands)

Balance Sheet Data:
Cash and cash equivalents .               US$26,520         US$14,384       US$11,639        US$10,069     US$53,094
Current assets ............                  30,538            18,015          15,293           15,323        60,652
Current liabilities .......                   8,126             4,777           3,825            5,878         7,239
Total assets ..............                  52,250            30,332          24,868           25,690        74,110
Total shareholders' equity                   44,004            25,541          21,027           19,797        66,870


___________________________________
* The selected financial data set forth above should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the financial statements and the notes to those statements included elsewhere in this annual report.

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

Khanna Action
-------------

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

Shives Action
-------------

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

         On November 24, 2003, plaintiffs' counsel in the Khanna action and Shives action filed a Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from Khanna action and Shives action. On January 30, 2004, we and our officers and directors filed a motion to dismiss the Consolidated Complaint. The underwriter defendants filed a separate motion to dismiss. On October 15, 2004 the District Court judge granted in part and denied in part the motions to dismiss and set a pre-trial discovery schedule. At a status conference held on January 26, 2005, the District Court judge set a deadline for pre-trial fact discovery and referred the parties to a magistrate judge for settlement discussions. On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our Board of Directors resolved to indemnify our officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors & Officers liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on the noon buying rate at March 31, 2006, the face amount of the D&O Policy is approximately US$20.1 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses incurred in the course of our defense and the defense of the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately US$250,000(based on the noon buying rate at March 31, 2006), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

RCC Complaint
-------------

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

IMI Complaint
-------------

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

Other proceedings
-----------------

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

         We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2006, we had an accumulated deficit of approximately US$54.6 million. While we earned a net income of US$1.2 million for the fiscal year ending March 31, 2006, we may in the future incur additional net losses and negative operating cash flows. We expect to increase our spending as we continue to expand our services, advertise and promote our brand, and invest in the expansion of our infrastructure and sales and marketing staff. We have incurred and in the future may incur expenses in connection with acquisitions and investments. Accordingly, we will need to generate significant additional revenues in order to remain profitable. We may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will sustain our profitability or that we will not incur operating losses in the future. If we are unable to maintain profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.

Intense competition in our businesses could prevent us from sustaining our profitability.

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

         In addition to Internet companies, our online business faces competition from other companies that offer traditional media advertising opportunities, including print and television companies. Most large advertisers have set advertising budgets, a portion of which is allocated to Internet advertising. For the near future, we expect that large advertisers will continue to focus their advertising efforts on traditional media. If we fail to convince these companies to spend a larger portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on Internet advertising, our operating results may decline.

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

         Our revenues could be adversely affected if we are unable to adapt to new forms of pricing for the services and products we offer. Increased competition or the actions of our existing competitors may result in:

     o    loss of visitors and website traffic;

     o    loss of paid subscribers;

     o    loss of advertisers;

     o    reduced operating margins;

     o    loss of market share; and

     o    diminished value in our services.

         Any one of these factors could materially and adversely affect our business, financial condition and operating results. For additional information regarding our competition, please see "Business - Competition" in this annual report.

Our quarterly operating results may fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause the price of our ADSs to decline.

         Our quarterly results may also fluctuate significantly in the future based on a variety of factors. These factors could affect our long-term performance. Some of these factors include:

     o    increased competition;

     o    lower than expected revenues from our product and service offerings;

     o    changes in pricing policies for our product and service offerings;

     o    increase in personnel, marketing and other operating expenses;

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

Online Advertising
------------------

         Our business strategy depends on the anticipated growth of online advertising in our markets and the growth of our revenues depends on increased revenues generated by online advertising. We anticipate that a high portion of our future revenues will continue to be derived from online advertising on our website. Online advertising is an evolving business and our ability to generate and maintain significant advertising revenues will (among others) depend on:

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

Newspaper Advertising
---------------------

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

         We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2006 our top ten advertisers in India accounted for approximately 33% of our India Online revenues. For the same period, for our U.S. publishing business, our top ten advertisers contributed approximately 14% of total U.S. publishing revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

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

         A part of our India Online revenue growth for the fiscal year ended March 31, 2006 was from our fee-based Internet services consisting primarily of paid e-mail services, other subscription services and wireless short messaging service in India. We are deriving an increased portion of our revenues from these services. If not enough users adopt and use our fee-based Internet services, our growth may be adversely affected.

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

         We could be exposed to liability for the selection of listings that may be accessible through our website or through content and materials that we develop or that our users may post in message boards, chat rooms, blogs or other interactive services. For example, we are a party to a criminal writ petition filed in the High Court of Mumbai, India, which alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. Further, in December 2004, a senior executive of eBay's Indian affiliate, Baazee.com, was arrested and held in custody in India in connection with the alleged sale of a pornographic video CD on Baazee.com's online auction website. We may also be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we post or products sold by third parties on our website. For example, we have been named as a defendant in proceedings filed by Cartier International B.V. in the High Court of Delhi, India, where Cartier International B.V. seeks to obtain a permanent injunction against a vendor who used the trademark "Cartier" for selling products on our Rediff Shopping website. We could also become liable if confidential information is disclosed inappropriately on or through our website. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. Please see the section entitled "Business - Legal Proceedings" in this annual report for more information on the litigation described above.

         We offer Internet-based e-mail services, which could expose us to potential liabilities or claims resulting from:

     o    unsolicited e-mail;

     o    lost or misdirected e-mail;

     o    illegal or fraudulent use of e-mail;

     o    interruptions or delays in e-mail service; and

     o    loss or deletion of data stored in mailboxes.

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

Indian and/or overseas regulators and other telecommunications operators may challenge our ability to offer a PC-to-PC voice facility as one of the features of our Rediff BOL instant messenger service.

         Our Rediff BOL instant messenger service includes a feature that allows users to talk to each other using their PCs at both ends. Although the voice data of our users is transmitted through the Internet using voice-over-internet-protocol technology and does not, at any point, pass through regulated public switched telephone networks, it is possible that Indian and/or overseas telecommunications regulators, operators or trade associations may seek to impose restrictions on our ability to offer this facility. If any such restrictions are imposed, we may be required to discontinue this feature of Rediff BOL. Further, we may be required to devote time and management attention, and incur expenses, addressing any such restrictions or responding to claims from third parties.

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

         The exchange rate between the Rupee and the U.S. dollar has changed substantially in the last two decades and could fluctuate substantially in the future. On an annual average basis, the Rupee declined against the U.S. dollar from 1980 to 2002. In May 2002, however, the Rupee began appreciating relative to the U.S. dollar, such that as per the cable transfer buying Rupee/U.S. dollar exchange rate quoted by the Federal Reserve Bank of New York, the Rupee gained approximately 9.37% of its value relative to the U.S. dollar from a rate of

Rs.49.08 = US$1.00 in May 2002 to a rate of Rs. 44.48 = US$1.00 as of March 31, 2006. As of September 26, 2006, the cable transfer buying Rupee/U.S. dollar exchange rate quoted by the Federal Reserve Bank of New York was Rs. 45.77 = US$1.00, a 3.0% depreciation against the rate as of March 31, 2006 stated above.

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

         As of March 31, 2006, our six largest shareholders and their affiliates beneficially owned an aggregate of approximately 61% of our Equity Shares. As a result, such shareholders acting collectively are able to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. In case of a special resolution, approval of three-fourths of the shareholders present and voting is required. Examples of actions that require a special resolution include:

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

         The market penetration of, or access to, personal computers, or PCs, and, consequently, the Internet in India is far lower than in the United States. According to the Indian Manufacturers' Association of Information Technology ("MAIT"), personal computer sales for the fiscal year ending March 31, 2006 were estimated at 5.04 million units. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

The success of technological infrastructure and consumer base for our products and services depends on the acceptance of the Internet in India, which may be slowed by cost and affordability issues, technical obstacles and unfavorable Government policies.

         The growth of our India Online business is highly dependent on the growth in the number of PCs in use, and the penetration rates of broadband and Internet use and mobile phones.

         The growth of the telecom and mobile industry in India will be a significant factor in determining whether we can grow our business. As with many developing nations, the fixed line telecommunications infrastructure in India is not fully developed. Although this industry has been opened for private sector participation, service levels remains inferior to service levels in most developed countries. Further, telephone penetration rates, measured by the number of telephone lines per one thousand persons in India, are low when compared to most developed countries. In addition, limitations in network architecture in India sometimes limit Internet connection speeds to 28 Kbps or less, which are less than the 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on direct satellite link, digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers and reduce our desirability to online advertisers.

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

         In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, the broadband penetration rates in India is very low compared to other developed countries. According to the report of the Telecom Regulatory Authority of India ("TRAI") dated March 25, 2004, India had
1.0 broadband connection per 5,000 persons, while South Korea and the People's Republic of China had 57 and 1.2 broadband connections per 100 persons, respectively. If the broadband and telecom industry in India fails to register significant growth as has been experienced by other developed countries, our growth may also be affected.

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

We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness, which could adversely affect our business operations, reputation and profitability.

         We are currently evaluating our internal controls over financial reporting in order to allow our management to report on, and its independent auditors to attest to, the internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires that we document our internal control systems and processes over financial reporting, evaluate the adequacy of the design of these respective controls and test that these controls are operating effectively.

         We are still in the process of evaluating the adequacy of design and testing the effectiveness of these various internal control activities over financial reporting. In the course of such evaluation, we may identify conditions that may result in significant deficiencies or material weaknesses in the future, which could impact our ability to comply with the requirements of
Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner and with adequate compliance, our independent auditors may not be able to attest to the adequacy and effectiveness of the internal controls over our financial reporting. In such an instance, we may be subject to sanction or investigation by regulatory authorities, such as the SEC.

As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control systems. Any such action could negatively affect our results of operations and have an adverse effect on our business operations, reputation and market price of our ADSs.

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

         Terrorist attacks, such as the ones that occurred in New York and Washington, D.C., on September 11, 2001, New Delhi on December 13, 2001, the bomb blasts in Mumbai on August 25, 2003, the October 2004 bomb blasts in Northeast India and the Mumbai train bombings on July 11, 2006, as well as other acts of violence or war, including those involving India, the United States or other countries, may adversely affect Indian and worldwide financial markets. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Travel restrictions as a result of such attacks may have an adverse impact on our ability to operate effectively. Increased volatility in the financial markets can have an adverse impact on the economies of India and other countries, including economic recession.

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

         Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. We cannot assure you that these liberalization policies will continue in the future. The 2004 general elections in India resulted in the election of a multi-party coalition government that relies on the support of political parties that have traditionally been opposed to the economic liberalization policies that have been pursued by previous governments. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including our business.

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

         As part of our business strategy, we may plan to acquire complementary businesses, including businesses based outside of India. For the acquisition of a business based outside India we may, under certain circumstances, be required to obtain approval of the Reserve Bank of India and/or the Government of India. Under guidelines issued by the Government of India, an acquisition of a company organized outside India are permitted without prior government approval if the transaction value does not exceed 100% of the Indian party's net worth. If the acquisition is undertaken through the issuance by the Indian company of stock in the form of listed ADRs in exchange for the stock of the non-Indian company, the cap on the transaction's value is the greater of 100% of the Indian company's net worth and 10 times the Indian company's export earnings in the previous fiscal year.

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

         Currently there is no public trading market for our Equity Shares in India or elsewhere, and we cannot assure you that we will take steps to develop one or that we will be able to meet applicable listing guidelines or regulations to list our Equity Shares on a stock exchange in India or elsewhere. Our Equity Shares are currently only traded on the NASDAQ Capital Market (formerly the NASDAQ Small Cap Market) in the form of ADSs. Under current Indian laws and regulations, outstanding Equity Shares not listed in India may not be deposited into our depositary facility except in certain limited circumstances or with certain regulatory approvals. Thus, if you elect to surrender your ADSs and receive Equity Shares, you will not be able to trade those Equity Shares on any securities market. Further, you will be prohibited from re-depositing such unlisted outstanding Equity Shares with our Depositary.

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

Our management has broad discretion in using the proceeds from our securities offerings and cash from operations and therefore investors will be relying on the judgment of our management to invest those funds effectively.

         Our management has broad discretion with respect to the expenditure of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2006, we held approximately US$53 million as cash and cash equivalents and short term deposits with banks on which we are earning interest. We intend to use these funds primarily to develop additional platforms for the growth of our online business, product development, and general corporate purposes, including capital expenditures and strategic investments, partnerships and acquisitions. However, there is a possibility that we may be unable to make successful strategic investments, partnerships or acquisitions in the near future. Further, there could be a risk that our management may use these funds in an inefficient or ineffective manner.

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

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Equity Shares to adverse tax consequences.

         It is uncertain whether we will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current or any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. The valuation of our goodwill and other unbooked intangibles is based on our market capitalization, which may be less than anticipated or may subsequently decline. In addition, the composition of our active versus passive assets will be affected by the extent to which we spend the liquid assets we presently hold for business development purposes. If we were to be or become classified as a PFIC, United States investors in our ADSs or our Equity Shares may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an "excess distribution" under the United States federal income tax rules. Please see the section in this annual report entitled "Taxation - United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules".

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares.

         The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2006, we had an aggregate of 14,539,600 Equity Shares outstanding. Of the outstanding Equity Shares, 8,778,800 ADSs, representing 4,389,400 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may affect the price or liquidity of our Equity Shares.

         On June 28, 2006, the Ministry of Finance of the Republic of India issued amendments to the "Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993" (the "Scheme"). The amendments included a statement that Indian companies that have issued depositary receipts and/or foreign currency convertible bonds prior to August 31, 2005 will be permitted to comply with listing conditions on the Indian stock exchanges within three years of having started to make profits. At present, the manner in which the amendments to the Scheme prescribed by the Ministry of Finance will be interpreted and implemented, and how they would apply to us, is still uncertain. However, because we generated US$1.2 million of net income in fiscal 2006, we may eventually be required to list our Equity Shares on an Indian stock exchange.

         The Indian securities markets are smaller than securities markets in more developed economies and are more volatile than the securities markets in other countries. Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. During the first and second quarters of 2006, the two main Indian stock exchanges, the National Stock Exchange of India Limited (the "NSE") and the Bombay Stock Exchange Limited (the "BSE"), suffered from a high level of intra-day volatility and on May 22, 2006, the BSE suffered its largest ever intraday fall of 1,111 points.

         Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and the Indian stock exchanges and other regulatory bodies that, in some cases, have had a negative effect on market sentiment. If we were to list our Equity Shares on an Indian Stock Exchange and similar problems occur in the future, they could harm the market price and liquidity of the Equity Shares and this could have an adverse effect on the price of our ADSs.

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

         We are a leading Internet destination in India, focusing on providing world-class online consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features, sophisticated search engines, and mobile and online marketplace services.

         We also publish two weekly newspapers aimed at the Indian-American community based in the United States and Canada: "India Abroad" and "India in New York".

         During the fiscal year ended March 31, 2003, our management reclassified our business segments and reviewed our performance on a new basis. In April of 2004, we sold our phone card business and in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the impairment or disposal of long-lived assets", the operations of this business have been classified under discontinued operations. Currently we operate two business segments, the India Online business and the U.S. Publishing business.

         In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and expenses, and we listed our ADSs on the NASDAQ. In November 2005, we issued 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on the NASDAQ. Our ADSs are currently listed and trade on the NASDAQ Capital Market (formerly the NASDAQ Small Cap Market). The net proceeds of our ADS offerings have been used by us, and in future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions. We have also received approval to have our ADSs listed and traded on the NASDAQ Global Market (formerly the NASDAQ National Market), and we expect trading on the NASDAQ Global Market to begin before the end of calendar 2006.

         During the years 2001 and 2002, while we waited for the Indian Internet user base to grow, we made a number of acquisitions in the United States to strengthen our offerings to people of Indian origin living in North America. First, we acquired "thinkindia.com", an Internet website servicing people of Indian origin in the United States, for $3.4 million. Next, in March 2001, we acquired ValuCom, a provider of online phone cards, for US$3.7 million plus deferred consideration payable over a period of 2 years. Subsequently, in July 2002, we concluded the acquisition of ValuCom by paying the deferred consideration of approximately US$3.1 million. In April 2001, we acquired India Abroad and India in New York, two weekly community newspapers based in New York, for approximately US$11.4 million.

         We periodically evaluate the fair value of goodwill arising from these acquisitions by applying the guidelines of SFAS No. 142, "Goodwill and Other Intangible Assets", and wrote off US$3.3 million, US$8.3 million and US$1.7 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. In accordance with SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets", the goodwill write-off relating to our ValuCom acquisition has been disclosed as results from discontinued operations. The residual value of goodwill as of March 31, 2004, March 31, 2005 and March 31, 2006 relates to our India Abroad business and amounts to US$7.3 million.

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

         The growth of the user bases for internet and mobile phones, in turn, is dependant on government policies which facilitate a competitive and financially healthy telecom industry. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones. We believe that these government initiatives have begun to show results as a combination of lower prices for both personal computers ("PCs") and Internet access (including broadband access) have led to growth in PC ownership and a corresponding growth in the number of Internet subscribers. This growth is evidenced by the following:

     o According to statistics released by the MAIT, PC penetration in India has increased from six PCs per 1,000 people as of March 31, 2001 to 18 PCs per 1,000 as of March 31, 2006; and

     o According to the TRAI, India's mobile subscriber base grew by 13 million subscribers during the first quarter of fiscal 2007, a 150% increase over the same period during the prior fiscal year, with the mobile subscriber base in India totaling 106 million as of June 30, 2006.

         The growth of our U.S. businesses is dependent on our ability to launch new services that appeal to the approximately 2 million Asian Indians living in the United States as well as increase in advertising revenues from our Rediff India Abroad website and from our weekly newspapers, India Abroad and India in New York.

Our Opportunity

         Both Internet and mobile phone usage are at an early stage in India and, after a period of slow growth from 2000 to 2003, are starting to accelerate. We believe our opportunities are driven by the following factors:

     o We believe that we were an early mover in the Indian market; our brand is recognized and valued by Indian Internet users;

     o We offer services based on the latest technology; we believe that our platform is convenient to use and provides locally relevant services that have a high utility value for consumers;

     o We are one of the few Internet companies in India offering complete website services, such as e-mail, search, chat, instant messaging, blogs, news and online shopping;

     o According to the TRAI report dated March 25, 2004, India had 1.0 broadband connection per 5,000 persons, while South Korea and the People's Republic of China had 57 and 1.2 broadband connections per 100 persons, respectively. As penetration and usage of the Internet grows in India, we believe advertisers will increasingly use this medium as an additional advertising channel. We believe that as Internet advertising grows in popularity in India, we are well positioned, as one of India's leading websites, to benefit from this growth;

     o Anticipated improvement in online payment infrastructure, distribution and fulfillment facilities, an increase in credit and debit card penetration rates and the development of alternative payment mechanisms for online purchases, such as cash on deliveries is expected to fuel the growth of e-commerce in India; and

     o In India, we expect mobile value-added services in the form of ringtones, games and chat services to increase in popularity as the mobile subscriber base increases.

         We believe that as a website with a large number of users, we are well positioned to benefit from the revenues generated from these services.

Our Strategy

         We believe our success is due to our focus on providing a full range of culturally relevant online products and services to Indians living in India and other parts of the world. We intend to continue to focus on providing the following services:

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

     o Search services, including facilities to locate local information on domestic airfares, job listings, people and businesses.

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

     o Our "Pay4Clicks" platform, which is an automated platform that allows merchants to advertise on the Rediff.com website, with a fee being charged to the merchant each time a user clicks on its advertisement. This model has shown growth in some international markets.

     o In the United States, publication of "India Abroad" and "India in New York", as well as providing online services to the Asian Indian community.

Our Product and Service Offerings

India Online Business

         Our Rediff.com India website consists of information, communication and content services, free and paid community features and products, including e-commerce and mobile services. With 43.05 million online registered users worldwide as at March 31, 2006, we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

         For the fiscal year ended March 31, 2006, the India Online business segment generated US$ 12.2 million of revenues, accounting for 65.1% of our total revenues from continuing operations.

Information and Content
-----------------------

         We deliver information and content to our users in an easy to use interface. The information and content channels currently available to our users include news, business, movies, cricket/sports, health, food, books, gaming, astrology, contests, lifestyle, home decor, women and several other topics of interest. We currently offer this information and content without charge to our users.

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

     o Movies. Our movie channel offers coverage of movie news from Bollywood and Hollywood with box office information, regular columns, stories, interviews with movie personalities, movie reviews and slide shows.

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

         Content for these channels is managed through a combination of in-house editorial staff, content syndication from newswires, content aggregation from other publications and news providers, and by partnering with specialized content providers. We also provide analysis of our in-house and aggregated news content and an opportunity for users to participate in discussions and debates on a variety of subjects online in our discussion forums. We also operate a content crawling, aggregation and publishing platform, allowing us to aggregate and publish, at a relatively low cost, a variety of channels without actually incurring the expense of creating content.

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

         We recently launched a new Rediff.com homepage that incorporates Web
2.0 features which we believe enhanced usability and our user's browsing experience. Our new homepage now has three distinct sections:

     o Directory of Services, with newer additions for a focused and faster selection of services;

     o Search, which helps users seek out airfares, jobs, ringtones, classifieds, news and electronics in three steps; and

     o Featured Users, which enables greater community participation through blogs on Rediff iLand or by using Refiff Connexions to search for and network with people.

Community Features and Products
-------------------------------

         Through a single login facility, we provide a combination of free and paid community features and products to consumers and businesses. Our offerings include e-mail, instant messaging, chat, vertical search tools, Matchmaker, astrology services, blogs, message board, social networking and mobile services. Some of these features and products are offered without charge, while others are offered on a subscription or fee basis. Payment for our fee-based services can be made by credit cards and within India by check/demand draft or through direct debit of the user's Internet banking account.

         Our specific offerings include:

         E-mail

         We offer our users a variety of e-mail solutions tailored to their needs and we believe that we have priced each of our branded e-mail products competitively. All of our e-mail services offer Spam control and supports the use of English and eleven Indian languages. Our e-mail offerings are described below.

     o Rediffmail, our flagship e-mail service, is provided free of charge to our users. Its features include the ability to search for specific e-mails or attachments, a drag and drop feature, auto-completion of email addresses and 1GB of free storage space (including the ability to send attachments of up to 10MB in size). Users can also subscribe to receive email over their mobile phone. As of March 31, 2006, we had approximately 43.05 million registered Rediffmail users.

     o Rediffmail Plus is a subscription service that offers a variety of premium features. Rediffmail Plus subscribers receive an additional 2GB of storage space, are able to send large attachments of up to 10MB in size and can use a "briefcase" of up to 30MB in size. In addition, Rediffmail Plus accounts do not automatically expire when not used. Subscribers can also send up to 100 SMS messages and access their e-mail accounts with other client applications, free of charge. A one year subscription to Rediffmail Plus is currently priced at Rs.449 (or approximately US$10).

     o Rediffmail Mobile is a subscription service with a variety of premium features similar to Rediffmail Plus but with the added functionality of receiving e-mail alerts on the user's selected mobile phone. This service is currently priced at Rs.399 (or approximately US$9) for a one year subscription.

     o Rediffmail Pro is a subscription service targeted at business users. Rediffmail Pro offers small businesses, as well as large corporations, the ability to select, subject to availability, their own domain name for e-mail addresses. Subscribers are given five e-mail addresses and 1GB of storage space, which can be allocated among employees and increased without limitation at an additional charge. Rediffmail Pro also offers enhanced address book features and virus protection. Users may also access their other e-mail accounts at other POP accounts through their Rediffmail Pro accounts. A one year subscription to Rediffmail Pro is currently priced at Rs.1,695 (or approximately US$38). Rediffmail
          Enterprise Pro is a web based e-mail service for corporates having a large field force of agents/sales associates/dealers.

     o In the first quarter of fiscal 2006 we launched "Rediff Business Solution", which is aimed at the small and medium enterprise ("SME") segment in India. Through this product, we offer SMEs a range of web management services such as domain name registration, web hosting and business email. Features offered include 100MB web hosting storage space, a choice of Windows or Linux platforms, 1 GB of webmail storage space and the ability to register domain names for up to ten years.

         Instant Messaging

         Rediff Bol instant messenger is a free service that enables instant communication across the Internet with other Rediff Bol users, even for users with low bandwidth Internet connections. Users can make PC-to-PC voice phone calls, send text messages via Short Messaging Service ("SMS") free of charge to mobile phones in India, create customized avatars and participate in chat rooms. Rediff Bol has also been upgraded to include a video messaging feature, allowing users to engage in interactive chats using both voice and video features. We also offer Rediff Bol users the ability to communicate with others who share their interests through various chat rooms organized by areas of interest and geographic locations in India and around the world. Our chat services are available free of charge.

         Matrimonial

         Rediff Matchmaker is a matrimonial service targeted at the global Indian community. This service offers users the ability to post profiles of themselves or others for free on the Rediff Matchmaker member database. Users may also search the Rediff Matchmaker member database for free, and those with profiles can initiate contact with and be contacted by other users. Rediff Matchmaker also provides its registered members with a web based instant messaging tool, InstaMatch. This service offers users the ability to post profiles of themselves or others for free on the Rediff Matchmaker member database. Users may also search the Rediff Matchmaker member database for free and those with profiles can initiate contact with and be contacted by other users. With a subscription to the Rediff Matchmaker service, users can also send e-mails to and chat with potential matches. A three-month subscription to Rediff Matchmaker is currently priced at Rs.1,000 (or US$20 for payments made in U.S. dollars).

         Astrology

         Our astrology channel provides various astrology services, including daily zodiac predictions free of charge. Depending on the service selected, users can also purchase enhanced personalized astrological predictions about their life, career, finances, business and relationships. Users can also ask specific questions which are answered by a panel of astrologers.

         Our personalized astrology predictions are currently priced between Rs.599 and Rs.2,399 each (or US$12.50 to US$50 each for payments made in U.S. dollars). The Ask a Question product is currently priced at Rs.299 (or US$6 for payments made in U.S. dollars).

         Blogs

         Rediff iLand, our Web 2.0-based blogging tool, is a free online interactive community where users can set up their own blogs and publish their thoughts and ideas directly and instantly to the Web and visit other blogs and comment on them. Users can also post pictures and create multiple blogs under a single username and password. We recently launched "Moblogs" - a mobile blogging feature which allows users to upload pictures or text from mobile phones directly onto their blogs - and we were the first in India to offer this service.

         Social Networking

         Rediff Connexions is our free online social networking product. Users become part of a network by creating and uploading profiles that include details about their profession, education and interests. Thereafter, users can invite friends to join their network and can become linked to a larger network. Connexions includes a tool that allows a user to search for people who provide specific services or products either from within a user's network or from other users across the service. As of the date of this annual report, Connexions has over 1.4 million beta testers across India, each of whom can provide feedback regarding the platform.

         Search Services

         As India's Internet user base grows there is an increasing need for localization of services. Recognizing this, in fiscal 2006 we launched a number of initiatives.

     o Fare Search, which allows users to search for and compare domestic airfares across Indian carriers. Users can also search for the lowest airfares for destinations with no direct flights. A recently added feature to Fare Search allows travel agents to upload, at no cost, special offers for air travelers.

     o Job Search, which allows users to search for jobs across multiple job sites as well as private company and government job openings. Job Search also includes a tool that allows human resource consultants and recruiters to upload job vacancies, at no cost, directly to the Job Search website.

     o Product Search, which allows users to search for and compare product features and prices for over 700 SKUs across major Indian cities. We recently introduced a "Price history" feature that enables users to track prices of mobile phones (a popular online shopping category) on a month-on-month basis.

     o Newshound, our news service, which tracks over 1,000 news sources and which updates itself through a set of algorithms every few minutes and classifies relevant news and headlines within categories. Newshound is also accessible through general packet radio service (GPRS)-enabled mobile phones.

         Mobile Services

         Rediff Mobile offers mobile phone users a number of value added services. Users order our value added services from their mobile phones by sending a request via SMS to 7333 (seven triple-three), which is our designated number for such services, or by browsing our content on GPRS or wireless application protocol (WAP) enabled mobile phones. For certain value added services, users can also place orders through our website, including downloads, contests, services, and news and information. Our mobile offerings are described below:

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

     o Contests. Users can participate in contests in which they can win prizes by correctly answering questions sent to them by SMS (Short Messaging Service, or text messaging). Some of our recent contests include Rediff 11, Filmi 10, a Bollywood quiz contest. Users are charged only for the cost of each outgoing SMS message which responds to a question.

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

     o E-mail and Instant Messaging. Rediffmail and Rediff Bol subscribers can receive, read and reply to e-mails and instant messages by SMS. Users are charged only a fee for each outgoing SMS which contains the e-mail or instant message.

         We have entered into agreements with major Indian mobile phone operators permitting their mobile phone users to access our offerings. Our agreements with these operators currently allow us to reach global systems for mobile communications (GSM)-based and CDMA-based cellular providers, covering almost the entire mobile footprint in India. Pursuant to the terms of our agreements with Indian mobile phone operators, we receive a portion of the amounts charged by these operators to their mobile phone users for using our SMS- based offerings. With these partnerships, we believe that we have established an extensive footprint in the country for value-added mobile services.

Online Shopping
---------------

         Rediff Shopping is an online marketplace which allows users to purchase products and services from various merchants. We offer products and services in various categories, the most popular of which currently include electronics, apparel, personal accessories, flowers and jewelry.

         Customers can pay for their purchases using a variety of payment options, including credit cards, debit cards, online banking services, cash on delivery, gift vouchers and checks/demand drafts. We have entered into agreements with leading Indian banks to facilitate payment processes. We also have a check-drop facility in over 300 cities and check-collection facilities in the 20 largest towns in India.

         Rediff Shopping also features a vendor rating system to enable online shoppers on our e-commerce platform to rate their shopping experience with different online vendors. Customers are invited to provide feedback when items are delivered, rating their experience with the vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the amount and type of feedback provided, after applying internal logic calculations.

Auctions
--------

         In 2005 we launched Rediff Auctions, an e-commerce platform that allows customers to use an online multi-price marketplace and bid for items listed for sale by vendors. We provide vendors with the software tools that they can use to upload and manage their online inventory. Vendor inventories are posted on the auction site and bids are accepted for a specific period of time, after which the customer with the highest bid wins the auction.

Our Revenue Sources

         India Online business primarily includes revenues from online advertising and fee-based services. Online advertising includes revenues from advertisements and sponsorships from customers. Fee based services include revenues from online shopping, subscription services and wireless short messaging services.

         Online Advertising

         Online advertising on our site includes revenues from banners, email, text link campaigns and sponsorships of events. Sponsorships are obtained for event-led features like the Indian Union Budget 2006 and the FIFA World Cup 2006. Our advertisers enter into agreements pursuant to which they either pay a fixed fee for a given time-period, usually ranging from one month to one year, or a variable fee depending upon the number of click-throughs or leads provided to them through our website.

         Some of our advertisers also enter into agreements pursuant to which they pay a fixed fee for a guaranteed number of impressions on our site. Our rate per thousand impressions, commonly referred to as CPMs, for banner advertisements varies, depending on location of the advertisements on our site, the targeted geographical area and the extent to which the advertisements are targeted to a particular audience. Discounts from standard CPM rates may be provided for higher volume and longer-term advertising contracts. We have introduced other formats for advertisers to broaden the appeal of the advertisements to our users, such as text ads and dynamic hypertext markup language.

         We had over 325 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2006. Our top ten advertisers accounted for approximately 47% of our India advertising revenues for the fiscal year ended March 31, 2006. A partial list of our advertising clients includes Citibank, the ICICI Group, Hindustan Lever, Naukri.com, Shaadi.com, Microsoft, Hewlett-Packard, Monster India and Pepsi.

         In fiscal 2005, we launched "Pay4Clicks", which is an automated platform that allows merchants to advertise on the Rediff.com website, with a fee being charged to the merchant each time a user clicks on its advertisement. Users who click on an advertisement are directed to the merchant's website or e-mail address or to the merchant's mobile phone via SMS. Our Pay4Clicks platform is aimed at attracting Indian SMEs that have little or no online presence or have limited advertising budgets, thereby allowing them to reach a wider market for their products or services. We have also added a re-seller module to allow our partners to sell advertisements on the Rediff.com website.

         In fiscal 2006 we launched our Rediff Classifieds platform, which is a performance-based advertising platform which allows the display of classified advertisements in accordance with defined categories. It has an automated ad creating and uploading front-end tool and a mechanism that allows advertisers to receive responses via SMS through any mobile phone in India.

         Fee-based services

         Revenues from fee-based services primarily include income from various paid subscription service products, from our online shopping marketplace and income from mobile services.

         Subscription service revenues primarily include income from our various paid e-mail service products, our matrimonial subscription product (Rediff Matchmaker) and our domain name registration and web hosting services. The revenue for subscription based service products is recognized ratably over the period of subscription.

         Online shopping revenues primarily consist of commissions earned on the sale of electronics, books, music, apparel, confectionery, gifts and other items to customers who shop from vendors on our online store. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors' product information on our website. Such hosting fees are amortized over the hosting contract period.

         Fee-based revenues are also derived from providing mobile value-added services. We have contracts with mobile phone operators for sharing revenues from these services. SMS-based revenues are recognized when the service is performed.

Our Infrastructure

Technology
----------

         Our operating infrastructure is scalable and has been designed with a view to serving and delivering millions of page views per day. This allows users to access our products and services quickly and efficiently from different locations worldwide. Our infrastructure is also designed to provide high-speed access by forwarding queries to web-hosting sites with greater resources or lower loads. In addition, our webpages are generated, served and cached by servers located at co-location web hosting sites in India and in the United States.

         We use Apache and IIS servers located in India and the United States and which run on Linux, Solaris and Windows platforms. Servers in India are maintained at Videsh Sanchar Nigam Limited ("VSNL") and the Reliance Data Centre in Mumbai, while servers in the United States are maintained the Abovenet Data Centre in California. We also use the Akamai Inc. content delivery network. We believe that using these hosting services enhances our ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. These hosting services also provide continuous customer service, multiple Internet connections and continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network- server intrusion and timeliness of content.

Online Advertising
------------------

         Our sales and marketing professionals are responsible for seeking additional advertisers and e-commerce merchants, creating advertisements, as well as obtaining and analyzing customer feedback. Sales team members are based in Mumbai, New Delhi, Bangalore, Chennai, Hyderabad and New York. The sales team coordinates regularly regarding advertising across all of our businesses. Our sales team includes designers, copywriters, programmers, campaign managers and technology personnel. As of March 31, 2006, our sales team consisted of 95 sales and marketing professionals.

         Many of the leading advertising agencies have expanded their operations with the establishment of interactive divisions. These divisions promote the Internet as an advertising medium among leading marketers in India. We closely interact and support these advertising agencies in garnering larger online advertising budgets from their clients.

         Our sales team sells advertising space on our websites. They focus their sales efforts on the top 200 advertisers in India and on key consumer categories. Our sales team consults regularly with advertisers on design and placement of their web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

Online Shopping
---------------

         Our shopping platform has a host of user-friendly features such as product search and detailed product category listing. The "tracking order", "view account" and "shopping bag details" features make online shopping more convenient for users. Users can pay for purchases by credit card, local check, cash-on-delivery (C.O.D.) or direct debit to an Internet banking account if they have an account with designated Indian banks. Our customer service officers address customer inquiries and solicit feedback from users to continuously improve our offerings. Customers are invited to provide feedback when items are delivered using our vendor rating system, rating their experience with a vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the amount and type of feedback provided, after applying internal logic calculations.

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

         Pursuant to the terms of our agreements with merchants, we receive a one-time entry fee and a separate commission on the sale of each product posted on our website.

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

United States Publishing Business

         Our United States publishing business primarily consists of the Rediff India Abroad website, which is hosted in the United States and is targeted at the Indian-American community in North America, our India Abroad newspaper and our India in New York newspaper. For the fiscal year ended March 31, 2006, the United States publishing business generated US$6.5 million of revenues, accounting for 34.9% of our total revenues. We previously offered a Rediff Radio service in North America but discontinued this service in October 2005.

Rediff India Abroad website
---------------------------

         The Rediff India Abroad website offers information and content which is similar to the information and content on our Rediff.com India website, along with additional offerings relevant to North American users.

India Abroad
------------

         India Abroad, which we acquired in April 2001, was established over 35 years ago and is one of the oldest weekly newspapers focused on the Indian community in North America. The newspaper is published in five North America editions - New York, Tristate, Chicago/Dallas, Los Angeles and Canada.

         The paper is divided into five sections: News, Community, Business and Sports, Classifieds, and a magazine. India Abroad's content is targeted at Indians living in North America.

         The paper is available for home delivery primarily in the United States and Canada. The annual subscription rate is US$32 in the United States, US$26 in Canada, and Rs.1,500 in India (equivalent to approximately US$32). Subscriptions for six months, two years and life-time are also available. India Abroad is also available at leading newsstands, Indian grocery stores and other retail outlets across North America, generally at US$1 per copy. Subscriptions comprise approximately 80% of our circulation.

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

     o our ability to adapt to new technologies and to develop new products and services;

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

         We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet service providers. Our current and anticipated competitors include:

     o    Google;

     o    Yahoo.co.in and Yahoo.com (Yahoo, Inc.);

     o    MSNBC.co.in and MSN.com (Microsoft Corporation);

     o    IndiaTimes.com (Times Internet Ltd.); and

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

         Print
         -----

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

Facilities

         India
         -----

         Our corporate headquarters are located in Mumbai, India, where we lease approximately 17,000 square feet, located in two buildings. In one facility we lease approximately 11,000 square feet and in the other, we lease a total of approximately 6,000 square feet under two separate lease agreements. The lease for our 11,000 square foot facility has been extended until January 20, 2008. The lease for a 3,000 square foot section of the second facility expires on October 31, 2006 and we have indicated to our landlord that we wish to extend the lease for this facility. The lease for the remaining 3,000 square foot section of the second facility expires on September 30, 2008.

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

         On November 24, 2003, plaintiffs' counsel in the Khanna action and Shives action filed a Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from Khanna action and Shives action. On January 30, 2004, we and our officers and directors filed a motion to dismiss the Consolidated Complaint. The underwriter defendants filed a separate motion to dismiss. On October 15, 2004 the District Court judge granted in part and denied in part the motions to dismiss and set a pre-trial discovery schedule. At a status conference held on January 26, 2005, the District Court judge set a deadline for pre-trial fact discovery and referred the parties to a magistrate judge for settlement discussions. On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our Board of Directors resolved to indemnify our officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, we purchased Directors & Officers liability insurance (the "D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverage for our cost of defending the class action lawsuits, our indemnification liabilities to our officers and directors, and our indemnification liabilities to our underwriters. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in U.S. dollars. Based on noon buying rate at March 31, 2006, the face amount of the D&O Policy is approximately US$20.1 million. The proceeds of the D&O Policy available to satisfy any judgment against us, or any judgment against persons whom we are obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses incurred in the course of our defense and the defense of the individual defendants and the underwriters which are paid from the D&O Policy. The D&O Policy includes a deductible of approximately US$250,000 (based on the noon buying rate at March 31, 2006), which must be paid by us before the D&O Policy proceeds would be available. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. We have been advised by the insurance carriers who wrote the D&O Policy that they are not aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

         Action Relating to Access to Pornographic Material
         --------------------------------------------------

         Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the Indian Penal Code ("IPC") for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the Complaint, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages.

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

         Actions relating to Trademark Infringement
         ------------------------------------------

         A complaint was filed by Cartier International B.V. ("Cartier International") against Lotus Safetywear Ltd. ("Lotus Safetywear") and us alleging that Lotus Safetywear has used the trademark "Cartier" on products that are being sold on our Rediff Shopping website. Cartier International is seeking a permanent injunction restraining the defendants, including us, from using without license or permission the "Cartier" trademark and/or such other identical or deceptively similar marks. Cartier International is also claiming damages in the amount of Rs.2.0 million (US$44,964). We have filed our response to Cartier International's allegations and among the defenses we have raised are: (a) it is Lotus Safetywear, and not Rediff.com, that has used the "Cartier" trademark and that we have not infringed on any of Cartier International's intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors such as Lotus Safetywear are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which includes providing us with the description of their products, prices and product images, and which also specifically provides that vendors shall not infringe on third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.

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

Overview

         We are a leading Internet destination in India focusing on India and the global Indian community. Our websites in India and the United States include information and content relevant to Indians, such as news, business, movies and cricket/sports, community features, such as e-mail, chat, messenger, e-commerce, matchmaker, astrology, blogs and mobile services. Many of these services are provided free of charge, while others are subscription based. We also provide wireless mobile services from PCs to mobile phone subscribers. With 43.05 million online registered users worldwide as at March 31, 2006, we believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.

         Additionally, we publish a weekly newspaper, India Abroad, in the United States and Canada. In February 1996, we initiated our online content offerings with rediff.co.in and rediffindia.com. We later combined the sites into rediff.com, our online website in India. With the acquisition of thinkindia.com, Inc. (later renamed Rediff.com, Inc.) in February 2001, we launched Rediff U.S.A. (re-branded as Rediff India Abroad), an online website providing content, community and online shopping primarily for our users in North America.

         On April 8, 2004, we sold our phone card business to Worldquest Networks, Inc. The results of the operations in the phone card business, are disclosed as discontinued operations in our consolidated statement of operations.

         Our reportable business segments are:

     o India Online business, which primarily includes revenues from online advertising and fee-based services. Online advertising includes advertisements and sponsorships and designing and managing customers' websites. Fee-based services include online shopping, subscription services and wireless short messaging services.

     o U.S. Publishing business, which primarily includes revenues from Rediff India Abroad website and revenues from the print newspapers India Abroad and India in New York.

         Revenues from our reportable business segments were as follows:


                                               For the Fiscal Years Ended March 31,
                                      ---------------------------------------------------------
                                          2004                  2005                   2006
                                      ---------------   -----------------     -----------------
India Online business ............    US$3,636,183      US$6,556,320          US$12,174,927
U.S. Publishing business .........       5,810,420         6,070,344              6,525,753
                                      --------------    --------------        ----------------
Total revenues ...................    US$9,446,603      US$12,626,664         US$18,700,680
                                      =============     ==============        ================

         During the year ended March 31, 2004, we discontinued our earlier practice of allocating our operating expenses to our business segments, as our management focuses primarily on the segment's profits before operating expenses to measure the performance of each operating segment.

         We have incurred significant net losses and negative cash flows since our inception in January 1996, although we earned net income of US$1.2 million for the fiscal year ending March 31, 2006. As of March 31, 2006, we had an accumulated deficit of approximately US$54.6 million. We will need to generate additional revenues, while controlling our expenses, to continue to remain profitable and to reduce our accumulated deficit.

         In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and expenses, and we listed our ADSs on the NASDAQ. In November 2005, we issued 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on the NASDAQ. The net proceeds of our ADS offerings have been used by us, and in future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.

Critical Accounting Policies

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

Revenue Recognition

India Online business

         Revenues from advertisement and sponsorships are recognized ratably over the contractual period of the advertisement, commencing from the time the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. Such revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Our obligations sometimes include guarantee of a minimum number of impressions or number of times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of corresponding revenues until the guaranteed impression levels are achieved. We also earn revenues from sending e-mail messages to some of our users on behalf of advertisers and these revenues are recognized in the period when such e-mail messages are sent.

         We also earn revenues on sponsorship contracts, which include fees relating to the design, coordination and integration of the customers' content, which are recognized ratably over the term of the contract.

         Subscription revenues primarily include income from various subscription based products, such as paid e-mail, Matchmaker, mobile based services, astrology and other services that cater to a cross section of our registered user base. Revenues for subscription based service products are recognized ratably over the period of subscription.

         Fee-based services include online shopping, subscription services and wireless mobile services. Online shopping marketplace revenues primarily consist of commission from the sale of electronics, apparel, books, music, confectionery, gifts and other items. Customers directly place orders with vendors through our website. When an order is placed, we inform the vendor through an intranet and also confirm whether payment has already been collected by us through credit card/debit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of transactions executed for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions and shipping costs recovered from customers. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors' product information on our website. Such fees are amortized over the hosting contract period.

         We also derive revenues from providing value added mobile services such as ringtones, picture messages, logos, wallpapers, e-mail and other related products to mobile phone users. Our contracts are with third-party mobile phone operators from whom we receive a share of revenues for such services. SMS based revenues are recognized when the service is performed.

U.S. Publishing business

         U.S. Publishing business primarily includes revenues from subscription and advertising services from the publication of India Abroad, India in New York and our India Abroad website.

         We recognize advertising revenues at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata over the term of the subscription. Revenues from banners and sponsorships on our Rediff India Abroad website are recognized over the contractual period of the advertisement, commencing from the date the advertisement is placed on the website, provided that no significant obligations remain and collection of the resulting receivable is probable. Obligations may include guarantee of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of the corresponding revenues until the guaranteed impression levels are achieved.

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

Goodwill and intangible assets

         We allocate excess purchase price over the historical cost of businesses acquired to intangible assets and goodwill based on their fair values.

         We test the carrying balances of goodwill and intangible assets that do not have a finite life for impairment on January 1 each year or earlier upon the occurrence of a triggering event. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

         If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liablilties is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

         On April 8, 2004, we sold our phone card business, consisting primarily of the "ValuCom" brand, trademarks, websites, internally built software, customer lists and certain hardware for US$500,000 to Worldquest Networks, Inc. ("WQN"). WQN paid US$200,000 of the total consideration at closing with the remaining US$300,000 paid in twelve monthly installments of US$25,000 commencing May 2004. In addition, we also sold its inventory of prepaid identification numbers ("PINS") to WQN at its carrying value on April 8, 2004, resulting in additional consideration of US$102,424. Separately, in April 2004, WQN entered into an advertising agreement with Rediff.com, Inc. entitling WQN to exclusive rights to prominent online advertising space on the Rediff.com U.S.A website. Under the terms of the advertising agreement, WQN paid Rediff US$50,000 for twelve consecutive months commencing in May 2004 for the advertising services. In accordance with SFAS 144. "Accounting for the Impairment or Disposal of Long-Lived Assets", the disposal of the phone card business qualified as discontinued operations at March 31, 2004.

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

         We have tested each reporting unit for impairment of goodwill annually, or earlier upon the occurrence of a triggering event. Impairment charges recorded are as follows:


                                                             Fiscal year ended March 31,
                                                 -------------------------------------------------
                                                                  (in US$ millions)
                                                     2004                 2005              2006
                                                 -------------    -------------------   -----------
India Abroad .............................            US$--                US$--              US$--
ValuCom ..................................             1.66                   --                 --
Rediff.com, Inc. (Thinkindia) ............               --                   --                 --
                                                 -------------     ----------------     -----------
Total ....................................          US$1.66                US$--              US$--


         India Abroad
         ------------

         In the fourth quarter of fiscal years 2004, 2005 and 2006, we performed the annual impairment test for goodwill of India Abroad. Our management determined the fair value of the business using the discounted cash flow method in all years.

         In the fiscal years ended March 31, 2004, March 31, 2005 and March 31, 2006, the fair value of the reporting unit exceeded its carrying value indicating that goodwill was not further impaired.

         ValuCom
         -------

         On April 8, 2004 we sold the phone card business for a consideration of US$500,000. During the fiscal year ended March 31, 2004, we recorded an impairment charge of US$1,661,222 for the ValuCom goodwill (included in the loss from discontinued operations), based on the sale value of the phone card business.

         Rediff.com, Inc. (formerly Thinkindia)
         --------------------------------------

         During fiscal 2002 due to the unfavorable market environment, including general conditions affecting the technology industry together with the downturn in the valuation of dot.com companies, we re-evaluated the goodwill that arose on Rediff.com, Inc's acquisition for impairment. Since the projected cash flows of the Thinkindia business were negative, we closed down Thinkindia's facilities in California, terminated substantially all staff and wrote off the unamortized goodwill balance of US$ 3,316,508.

Current Trading and Business Outlook

         We believe that the India Online market is entering a phase of accelerated growth as revealed by indicators such as the increase in the number of mobile subscribers, higher PC sales and the increased penetration of broadband connections as recognized and encouraged by the TRAI. During the fiscal year ended March 31, 2006, we believe that we maintained our market leadership in the Indian Online space as demonstrated by the growth of our registered user base, paid subscribers and revenues. We believe that there continues to be an opportunity and a challenge to significantly grow our fee-paying subscribers which currently account for less than 1% of our registered user base. We believe the online advertising industry is in a promising stage of development with more marketers experimenting with the medium with significantly larger budgets. Growth in this industry is largely dependent on the advertising industry collaborating with online providers like us to cohesively promote the medium to leading marketers across the country.

         Our U.S. Publishing business, comprised of the Rediff India Abroad website, our India Abroad newspaper and our India in New York newspaper, maintained its leadership position within the Indian-American community during the fiscal year ended March 31, 2006. Our U.S. Publishing business segment is mainly dependent on our ability to attract advertisers in a growing market while effectively managing costs through greater operational efficiencies across our businesses.

         We believe the outlook for our India Online business during the fiscal year ending March 31, 2007 will be dependent on the continued growth of online advertising and fee-based business, which, in turn, is primarily driven by increase in the Internet user and mobile user bases.

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

Fiscal year Ended March 31, 2006 compared to Fiscal Year Ended March 31, 2005
-----------------------------------------------------------------------------

         Revenues. Total revenues for the fiscal year ended March 31, 2006 increased by 48% to US$18.7 million from US$12.6 million for the fiscal year ended March 31, 2005. This increase was principally attributable to an increase in revenues from our India Online business and, to a lesser degree, the increase in revenues from our US Publishing business.

         India Online business. We recognized US$12.2 million in revenues from our India Online business for the fiscal year ended March 31, 2006 as compared to US$6.6 million for the fiscal year ended March 31, 2005, representing an increase of US$5.6 million, or 86%, over the previous fiscal year. The increase in revenue was mainly due to increases in:

     o advertising revenues by US$4.37 million, primarily as a result of an increase in Internet advertising in India; and

     o fee-based services by US$1.25 million due to an increase in revenues from our subscription services, mobile services and our online shopping marketplace. This resulted from a greater number of users and greater usage of these services.

         U.S. Publishing business. We recognized US$6.5 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2006, as compared to US$6.1 million for the fiscal year ended March 31, 2005, representing an increase of US$0.46 million, or 7.5%, over the previous fiscal year. The increase in revenues was primarily due to increase in advertising revenues from our Rediff India Abroad website.

         Cost of revenues. Cost of revenues primarily includes cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad newspaper, e-commerce marketplace related costs and related salaries. For the fiscal year ended March 31, 2006, cost of revenues was US$5.0 million, or 27% of total revenues, compared to US$5.1 million, or 40% of total revenues during the previous fiscal year. The decline in cost of revenues was primarily due to a decrease of US$0.07 million, or 2%, during fiscal 2006 in circulation expenses for our U.S. Publishing business compared to fiscal 2005.

         We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006, as we expect to incur additional costs to continue to grow our business.

         Sales and marketing expenses. Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. For the fiscal year ended March 31, 2006, sales and marketing expenses were US$3.5 million, compared to US$2.3 million for the fiscal year ended March 31, 2005, representing an increase of US$1.2 million, or 53%, over the previous fiscal year. The increase was attributable to an increase in advertising and publicity costs as we continued to invest in promoting our brand and services, as well as an increase in Indian sales and marketing costs due to an increase in staff. The increase in advertising revenues in fiscal 2006 also led to a corresponding increase in incentive payments to sales employees during fiscal 2006.

         We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2007, as compared to the fiscal year ended March 31, 2006, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel.

         Product development expenses. Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the fiscal year ended March 31, 2006, product development expenses were US$2.6 million compared to US$1.8 million for the fiscal year ended March 31, 2005, representing an increase of US$0.8 million, or 41%. The increase was primarily due to increase in bandwidth charges by US$ 0.2 million, an increase in product development charges by US$0.2 million and an increase in salary costs by US$0.2 million.

         We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

         General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premia, depreciation and sundry administrative costs. For the fiscal year ended March 31, 2006, general and administrative expenses were US$6.6 million compared to

US$5.1 million for the fiscal year ended March 31, 2005, representing an increase of US$1.5 million, or 30%. This increase was primarily due to an increase of US$0.7 million in depreciation expense, primarily as a result of an increase in capital expenditure during fiscal 2006, as well as an increase of US$0.1 million in repair and maintenance costs, an increase of US$0.2 million on account of provision for doubtful debts and an increase of US$0.3 million in salary costs. We expect that as we continue to grow, our general and administrative expenses will increase in the future.

         Other income (loss), net. Other income (loss), net primarily consists of interest income and foreign exchange gain or loss. During the fiscal year ended March 31, 2006, other income (net) was US$0.25 million compared to US$0.53 million for the fiscal year ended March 31, 2005, representing a decrease of US$0.28 million. Interest income for the fiscal year ended March 31, 2006 was US$1.23 million, compared to US$0.52 million for the fiscal year ended March 31, 2005, representing an increase of US$0.71 million, or 136%. The increase in interest income was due primarily due to interest on the net proceeds from our follow-on ADS offering in November 2005 and, to a lesser extent, higher applicable interest rates for our Rupee-denominated deposits during the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005. However, in fiscal 2006 we incurred a foreign exchange loss of US$0.98 million, compared to a foreign exchange gain of US$5,000 in fiscal 2005, arising from the conversion of U.S. dollar amounts held by us to our functional currency for financial reporting purposes (i.e. the Indian Rupee), due to the strengthening of the Indian Rupee against the U.S. dollar.

         Net income (loss). As a result of the foregoing, our net income for the fiscal year ended March 31, 2006 was US$1.2 million, compared to a net loss of US$1.4 million for the fiscal year ended March 31, 2005.

Fiscal year Ended March 31, 2005 compared to Fiscal Year Ended March 31, 2004
-----------------------------------------------------------------------------

         Revenues. Total revenues for the fiscal year ended March 31, 2005 increased by 34% to US$12.6 million from US$9.5 million for the fiscal year ended March 31, 2004. This increase was principally attributable to the increase in revenues from our India Online business and to a lesser degree, the increase in revenues from our US Publishing business.

         India Online business. We recognized US$6.6 million in revenues from our India Online business for the fiscal year ended March 31, 2005 as compared to US$3.6 million for the fiscal year ended March 31, 2004, representing an increase of US$2.9 million, or 81%, over the previous fiscal year. The increase in revenue was mainly due to increases in:

     o advertising revenues by US$2.0 million, primarily as a result of an increase in Internet advertising in India; and

     o fee-based services by US$1.0 million due to an increase in revenues from our subscription services, mobile SMS services and our e-commerce marketplace. This resulted from a greater number of users and greater usage of these services.

         U.S. Publishing business. We recognized US$6.1 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2005, as compared to US$5.8 million for the fiscal year ended March 31, 2004, representing an increase of US$0.3 million, or 4.5%, over the previous fiscal year. The increase in revenues was primarily due to increase in advertising revenues from our Rediff.com USA website.

         Cost of revenues. For the fiscal year ended March 31, 2005, cost of revenues was US$5.1 million, or 40.5% of total revenues, compared to US$4.7 million, or 50.2% of total revenues during the previous fiscal year. This represents an increase of US$0.4 million, or 7.9%, over the previous fiscal year due to an increase in the cost of revenues for our India Online business by US$0.5 million, which was partially offset by a decrease in the cost of revenues for our US Publishing business by US$0.09 million.

         Sales and marketing expenses. For the fiscal year ended March 31, 2005, sales and marketing expenses were US$2.3 million, compared to US$1.0 million for the fiscal year ended March 31, 2004, representing an increase of US$1.3 million, or 140%, over the previous fiscal year. The increase was attributable to an increase in advertising and publicity costs as we continued to invest in promoting our brand and services, as well as an increase in Indian payroll costs as higher advertising revenues led to higher commissions paid to our sales employees. In addition, during fiscal 2004, we wrote back allowances no longer required totaling US$0.7 million, which reduced total sales and marketing expenses by a corresponding amount during fiscal 2004.

         Product development expenses. For the fiscal year ended March 31, 2005, product development expenses were US$1.8 million compared to US$1.6 million for the fiscal year ended March 31, 2004, representing an increase of US$0.2 million, or 14.7%. The increase was primarily due to an increase in bandwidth charges by US$0.2 million.

         General and administrative expenses. For the fiscal year ended March 31, 2005, general and administrative expenses were US$5.1 million compared to US$5.4 million for the fiscal year ended March 31, 2004, representing a decrease of US$0.3 million, or 4.9%. This decrease was primarily due to a decrease of US$
0.6 million in depreciation expense, primarily as a result of certain assets being fully depreciated.

         Other income (loss), net. During the fiscal year ended March 31, 2005, other income (net) was US$0.5 million compared to a loss (net) of US$0.1 million for the fiscal year ended March 31, 2004, representing an increase of US$0.6 million. Interest income for the fiscal year ended March 31, 2005 was US$0.5 million, compared to US$0.3 million for the fiscal year ended March 31, 2004, representing an increase of US$0.2 million, or 56.4%. The increase in interest income was due to higher applicable interest rates for our Rupee-denominated deposits during the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004. Foreign exchange gain for the fiscal year ended March 31, 2005 was US$5,000 as compared to a loss of US$ 0.5 million for the previous fiscal year.

         Net loss. As a result of the foregoing, our net loss was US$1.4 million for the fiscal year ended March 31, 2005, compared to a net loss of US$5.7 million for the fiscal year ended March 31, 2004. Of the net loss for the fiscal year ended March 31, 2005, US$1.2 million was attributable to losses from continuing operations, while US$0.2 million was from our discontinued operations.

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

         For the fiscal years ended March 31, 2004 and 2005, we incurred net losses of US$5.7 million and US$1.4 million, respectively, and for the fiscal year ended March 31, 2006 we earned net income of US$1.2 million. Although we attained profitability in fiscal 2006, primarily due to increased revenues and the realization of cost efficiencies, we may in the future incur net losses and negative cash flows from operations, which would require us to continue to use the proceeds from the sale of our equity securities and ADSs to fund our operations and capital expenditures.

         As of March 31, 2006, our accounts receivable balance was US$5.4 million compared to US$ 3.1 million as of March 31, 2005, net of allowances of US$1.8 million and US$ 1.4 million as of March 31, 2006 and 2005, respectively. This increase was principally due to the increase in our revenues. During the fiscal years ended March 31, 2004, 2005 and 2006, we had write-offs or provided allowances of US$0.2 million, US$0.2 million and US$0.4 million for delinquent trade receivables, respectively. These write-offs and allowances constituted 2.2%, 1.7% and 2.1% of total revenues, respectively in those years.

Cash Flows


                                                         For the Fiscal Year Ended March 31,
                                                  -----------------------------------------------------
                                                     2004                 2005               2006
                                                  ----------------  ----------------- -----------------
Net cash (used in) generated from operating
  activities:
  - from continuing operations ...........        US$ (2,886,563)      US$   144,073    US$   1,663,403
  - from discontinued operations .........              (373,744)           (509,568)            13,737
  Total ..................................            (3,260,307)           (365,495)         1,677,140
Net cash used in investing activities ....              (561,783)         (1,424,091)        (4,584,734)
Net cash generated from financing                         73,473             302,925         45,145,582
activities ...............................
Effect of exchange rate changes on cash ..             1,004,004             (83,156)           786,291
Net (decrease)/increase  in cash and
cash equivalents .........................         US$(2,744,613)     US $(1,569,817)    US$ 43,024,279

         Fiscal Year Ended March 31, 2006
         --------------------------------

         Net cash generated from continuing operations of US$1.7 million during the fiscal year ended March 31, 2006 was principally attributable to the net income for the year of US$1.2 million, primarily due to an increase in advertising and fee based revenues. Non-cash items of depreciation and amortization totaled US$1.5 million due to increased capital expenditures. This was offset by an increase in working capital of US$1.1 million, which increase was primarily due to an increase in accounts receivable of US$ 2.3 million which was partially offset by an increase in accounts payable and accrued liabilities of US$ 0.8 million and an increase in customer advances and unearned revenues of US$ 0.5 million.

         Net cash used in investing activities during the fiscal year ended March 31, 2006 was US$4.6 million, consisting principally of purchases of servers and other capital equipment in connection with the expansion of our network.

         Net cash provided by financing activities during the fiscal year ended March 31, 2006 was US$45 million, which represented net cash proceeds from our follow-on offering of ADSs in November 2005 and from employee stock options exercised during the year.

         As of March 31, 2006, we had aggregate commitments for capital expenditures of approximately US$0.11 million.

         Fiscal Year Ended March 31, 2005
         --------------------------------

         Net cash generated from continuing operations of US$ 144,000 during the year ended March 31, 2005 was principally attributable to the reduction of our net loss from continuing operations to US$1.2million, which included non-cash items of depreciation and amortization of US$ 0.7 million. This was achieved through a combination of improvement in our revenues, control over our expenditures and better working capital management. Other significant contributors included an increase in accounts payable and accrued liabilities of US$ 2.1 million, an increase in unearned revenues of US$ 0.3 million, and decrease in other assets of US$ 0.3 million. These were partially offset by an increase in accounts receivable of US$ 1.2 million increase in prepaid expenses and other current assets of US$ 0.7 million and increase in recoverable income taxes of US$ 0.1 million.

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

Contractual Obligations

         Our contractual obligations relate to operating leases and capital commitment, payments for which are to be made as per the table below:

  Years ended March 31,               Operating Leases      Capital Commitments
  ---------------------               ----------------      -------------------
  2007 ............................        US$477,529            US$112,798
  2008 ............................           295,998                    --
  2009 ............................             5,503                    --
  2010 and thereafter .............                --                    --
                                      ---------------       ----------------
  Total payments ..................        US$779,040           US$ 112,798
                                      ===============       ================

Capital Expenditures

         Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites and leasehold improvements. In fiscal 2006, 2005 and 2004, we had capital expenditures of US$4.6 million, US$
1.8 million and US$ 0.6 million, respectively.

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

Income Tax Matters

         As of March 31, 2006, we had net operating loss carry forwards for our Indian operations aggregating approximately US$17.1 million, which will expire between April 1, 2006 and March 31, 2014. We also have unabsorbed depreciation carry forwards as of March 31, 2006 aggregating approximately US$9.3 million. If we do not have sufficient taxable business income or if the applicable period expires, we will lose the potential tax benefit of the relevant losses.

         As of March 31, 2006, Rediff Holdings, Inc., our U.S. subsidiary and the holding company of our Rediff.com, Inc. and India Abroad investments, had net operating loss carryforward of approximately US$7.7 million for federal income tax purposes. These net operating loss carryforwards expire in years 2020 through 2026. Whether Rediff Holdings, Inc. is able to realize the future tax benefits related to its deferred income tax asset is dependent on many factors, including its ability to generate taxable income within the net operating loss carry forward period. Management considered these factors and believed that a full valuation allowance of the deferred tax asset was required for the period presented. For the years ended March 31, 2005 and 2006, the provision for current income taxes was US$38,000 and US$18,000, respectively.

         As of March 31, 2006, ValuCom had a net operating loss carryforward of approximately US$3.0 million. This loss will expire in years 2021 through 2025. Following the sale of its phone-card business to WQN in April 2004, ValuCom currently does not engage in any business activity. Unless ValuCom is able to generate taxable income within the aforesaid net operating loss carry forward period, it will not be able to realize any future tax benefit. Management considered these factors and believed that a full valuation allowance of the deferred tax asset was required for the period presented.

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

         Prior to October 2003, we held most of the proceeds from our June 2000 ADS offering in U.S. dollar denominated accounts. While we now hold a significant portion of our cash and cash equivalents in Indian Rupee denominated bank accounts in response to the appreciation in the value of the Indian Rupee compared to the U.S. dollar, we still hold a portion of the net proceeds from our November 2005 follow-on ADS offering in a U.S. dollar-denominated bank account. The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2006:

                                                           As of March 31, 2006
                                                           --------------------
                                                                (in thousands)

Accounts payable in U.S. dollars .............................          155
Accounts receivable in U.S. dollars, net of allowance ........          146
Cash balances held in U.S. dollars ...........................       25,589
                                                                 -----------
Net foreign currency exchange exposure .......................       25,580
                                                                 ===========

         We do not currently try to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the US dollars by one Rupee, the net foreign currency exchange loss as of March 31, 2006 would be approximately US$585,000.

Interest Rate Risk

         We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2006. These interest rates are linked to the interest rates prevailing in India and the United States. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 10% increase or decrease in the interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$123,000.

Off-balance sheet arrangements

         As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.

New accounting pronouncements

         In December 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments", or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Instead, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). We are required to apply SFAS 123R, effective from the first fiscal year beginning after June 15, 2005. See Note 2(n) in the notes to our financial statements included in this annual report.

         In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No. 3". This statement changes the requirements for accounting and reporting of a voluntary change in accounting principle and changes required by an accounting pronouncement when the specific transition provisions are absent. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle. If it is impracticable to determine either the period-specific effects or the cumulative effect of the change, this statement requires that the new accounting principle be adopted prospectively from the earliest practicable date. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. We do not believe that the adoption of SFAS 154 will have a material effect on our financial position, cash flows or results of operations.

         In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". This addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. The standard also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity with a separately recognized servicing assets or servicing liability to choose between an amortization method and a fair value method for subsequent measurement. SFAS 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. We currently do not have any servicing assets or liabilities.

         In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109". This clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties and disclosure. This interpretation is applicable from the fiscal year beginning after December 15, 2006. The impact, if any, resulting from the application of this interpretation is under evaluation.

                                   MANAGEMENT

         The following table sets forth, as of August 10, 2006, the name, age and position of each of our directors and executive officers.

        Name                                        Age    Position

        Ajit Balakrishnan(1)(2) ..............      58     Chairman and
                                                             Managing Director
        Joy Basu .............................      45     Chief Financial
                                                             Officer
        Diwan Arun Nanda(1)(2) ...............      63     Director
        Sunil N. Phatarphekar(1)(2)(3) .......      42     Director
        Pulak Prasad(1) ......................      38     Director
        Ashok Narasimhan(1)(3) ...............      59     Director
        Sridar Iyengar(1)(3) .................      59     Director
        Rashesh C. Shah(1) (3)* ..............      43     Director

         (1)  Member of the Board of Directors
         (2)  Member of the Compensation Committee
         (3)  Member of the Audit Committee

         *    Appointed to the Board of Directors on April 26, 2006

         Ajit Balakrishnan is founder, Chairman and Managing Director of the Company. Mr. Balakrishnan is also a Director of Rediffusion-Dentsu, Young & Rubicam Private Limited, where he has served since March 1993, and a Director of Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), Klaas Equipment Private Limited, India Abroad Publications, Inc., India In New York, Inc., India Abroad Publications (Canada), Inc., Value Communications Corporation, Rediff.Com, Inc., Rediff Holdings, Inc., AB Technologies LLC. U.S.A, Ajit Balakrishnan Estates & Securities Private Limited and Quintrol Technologies Private Limited. Mr. Balakrishnan holds a Bachelors degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata. Mr. Balakrishnan's initial term of appointment as Managing Director of the Company expired on August 24, 2003. At our Annual General Meeting held on September 29, 2003, our shareholders re-appointed Mr. Balakrishnan for an additional five-year term as Managing Director with effect from August 24, 2003.

         Joy Basu has been our Chief Financial Officer since September 2003, having joined us in April 2003. From October 2002 to April 2003, he served as Chief Financial Officer of Sahara India Media Communication Limited. From April 2000 to September 2002, he served with the Sterlite Group of Companies, as Chief Financial Officer of Sterlite Optical Technologies-Limited from April 2000 to April 2002 and as Vice President, Corporate Finance from April 2002 to September 2002. From 1993 to 2000 he served with the RPG Group of companies, where the last position he held was General Manager - Strategic Planning. From 1986 to 1993 he served with the Tata Group in various capacities. Mr. Basu hold a Bachelors degree in Commerce from St. Xavier's College, Calcutta University. He is also a member of the Institute of Chartered Accountants of India and has attended the Senior Executive Course at the Manchester Business School, U.K on a British Chevening Scholarship.

         Diwan Arun Nanda has been a director of the Company since its incorporation in December 1995. Mr. Nanda is also a Director of Rediffusion Dentsu, Young & Rubicam Pvt. Ltd. Klaas Equipment Private Limited, Wunderman India Private Limited, Arion Horse Co. Pvt. Ltd., Rediffusion Holdings Private Limited, Rediffusion Dentsu, Young & Rubicam Pvt Ltd Srilanka, Everest Brand Solutions Pvt. Ltd., Showdiff Worldwide Pvt. Ltd., Clariant Chemicals (India) Limited, Eveready Industries India Ltd and Kingfisher Airlines Limited. Mr. Nanda is also a Trustee of the Harikrishna Mandir Trust, Pune. Mr. Nanda holds a Bachelor's Degree in Commerce from Loyola College, Chennai University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

         Sunil N. Phatarphekar has been a director of the Company since February 1998. Mr. Phatarphekar is the proprietor of SNP Legal (Advocates), a Mumbai law firm. Mr. Phatarphekar earlier was a partner of Doijode, Phatarphekar & Associates, a Mumbai law firm. After obtaining his Bachelor's Degree in Commerce from Jai Hind College, Bombay University, and a Bachelor's Degree in Law from Government Law College, Bombay University, he joined Crawford Bayley & Company, a Mumbai law firm. Thereafter, he was a partner at two Mumbai law firms, Mahimtura & Co. and Shah Desai Doijode & Phatarphekar. Mr. Phatarphekar is also a director of several other Indian companies.

         Pulak Prasad has been director of the Company since 1999. He is also a Managing Director of Warburg Pincus India Pvt. Ltd and Warburg, Pincus LLC, a position he has held since 2000. He is a Director of Bharti Televentures Ltd., Venture Infoteck Global Pvt. Ltd., Spar Retail Solutions Pvt. Ltd., Arksoft Enterprise Pvt. Ltd., Radhakrishna Foodland Carriers Pvt. Ltd., Radhakrishna Foodland Pvt.Ltd., WNS (Holdings) Ltd., Sintex Industries Ltd., Aryan Coal Benedications Pvt. Ltd, Aryan Energy Pvt Ltd, Aryan Ispat & Power Pvt Ltd, Kartikay Coal Washeries Pvt Ltd, Aryan Clean Coal Technologies Pvt Ltd and Writers & Publishers Ltd. Mr. Prasad holds a Bachelor's Degree in Engineering from the Indian Institute of Technology, New Delhi and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

         Ashok Narasimhan has been a director of the Company since June 25, 2002. He is currently Chairman, CEO and Co-Founder of July Systems & Technologies Pvt. Ltd. He is also limited partner, advisor, and board member for a number of U.S. venture capital funds. He is also a director on the board of Tarang Software Technologies Pvt Limited, Genie Technologies India Pvt. Limited, Avendus Advisors Private Limited, Atma Investments and Resources Pvt. Limited. He was earlier founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the board of Infospace. Prior to this, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. He holds a Bachelors Degree in Physics from Madras University and a Post-Graduate Diploma in Management from the Indian Institute of Management, Kolkata.

         Sridar A. Iyengar has been a director of the Company since September 2004. Mr. Iyengar is currently the President of TiE (The Indus Entrepreneurs) Inc. He also serves on the Board of Infosys Technologies Limited, a NASDAQ-listed company, as an Independent Director and serves on its Audit Committee. He is on the Board of Progeon Limited, Rediff Holdings, Inc., Mango Analytics Inc, OnMobile Asia Pacific Pvt Ltd and ICICI Bank Ltd, which is an NYSE-listed company, and also advises many early-stage technology companies in the United States and India. He is also a member of the boards of the American India Foundation and the Foundation for Democratic Reforms in India. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG's Emerging Business Practice. He worked as a partner in all three of KPMG's regions - Europe, America and Asia Pacific - as well as in all four of KPMG's functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG's India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG's Asia Pacific practice. Prior to that, he headed up the International Services practice in the West Coast of USA. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, holds a Bachelor's Degree in Commerce (Honors) from the University of Calcutta and has attended the Executive Education course at Stanford University.

         Rashesh C. Shah has been a director of Company since April 26, 2006. Mr. Shah is currently the CEO of Edelweiss Capital Limited. Edelweiss Capital is a leading financial services company based in Mumbai, India, whose businesses include investment banking, securities broking and investment management. He also serves on the boards of several other Indian companies and has more than 18 years experience in the capital markets sector. Mr. Shah holds a Master in Business Administration degree from the Indian Institute of Management, Ahmedabad, and a Bachelor's degree in Science from the University of Bombay. He also holds a diploma in International Trade from the Indian Institute of Foreign Trade, New Delhi. Prior to his joining Edelweiss Capital Limited, Mr. Shah was the Head of Investment and Research at Prime Securities Limited.

Board Composition

         On March 16, 2000, we amended our Articles of Association. Our Amended Articles of Association set the minimum number of directors at three and the maximum number of directors at seven. We currently have seven directors. Our Articles of Association provide as follows:

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

     o The remaining directors on the Board of Directors are non-permanent directors, and we have a system of cumulative voting for the remaining directors, the appointments being made once in three year. These directors may be reappointed at the annual general meeting of the shareholders. Mr. Diwan Arun Nanda and Mr. Sunil Phatarphekar retired by rotation and were re-elected by the shareholders at our annual general meeting held on September 21, 2005. Mr. Pulak Prasad and Mr. Ashok Narasimhan will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled for September 29, 2006.

         As of the date of this annual report, our Board has determined that the following members qualify as independent directors: Sunil N. Phatarphekar; Ashok Narasimhan; Sridar A. Iyengar; and Rashesh C. Shah.

Code of Ethics

         Effective February 15, 2004, we adopted codes of ethics for all of our employees and for all of our directors and senior officers in accordance with the provisions of the Sarbanes-Oxley Act of 2002.

         On July 19, 2005 we adopted amendments to the code of ethics for our officers. As amended, the code for officers no longer requires each officer to execute an annual acknowledgment of their continued understanding of the code. However, each officer is still required to acknowledge that he or she has received, read, understood and agrees to comply with the code. A new provision was also added that requires each of our Chief Executive Officer, Chief Financial Officer, senior financial officers, principal accounting officers and such other persons performing similar functions to ensure that full, fair, accurate, timely and understandable disclosures are made in compliance with all applicable laws and regulations in all our public communications (including in reports and documents that we file with or submit to the SEC).

         On August 19, 2005 we adopted amendments to the code of ethics for our directors. As amended, the code for directors no longer requires each director to execute an annual acknowledgment of their continued understanding of the code. However, each director is still required to acknowledge that he or she has received, read, understood and agrees to comply with the code. In addition, the following amendments to the code for directors were adopted:

     o Revision of section regarding conflicts of interest in order to clarify what types of situations can result in a conflict of interest between Rediff.com and a director. Directors are also required to disclose any actual or potential conflict of interest to our Board of Directors. The code also clarified that ownership of an interest in a company that competes with or does business with the Company will not be considered a conflict of interest if: (i) it is an indirect ownership interest through mutual funds or similar non-discretionary, undirected arrangements; or (ii) is through the holding of shares of such company with such shares representing 5% or less of such company's outstanding shares and it does not otherwise constitute a controlling interest in such company.

     o Inclusion of a section that discusses when a director may avail of a corporate business opportunity and that requires a director who learns of such a corporate business opportunity and who wishes to participate in it should disclose the opportunity to our Board of Directors.

     o Inclusion of a section that expressly requires directors to safeguard and properly use our assets and resources.

     o Inclusion of a section that expressly requires directors to maintain the confidentiality of information regarding Rediff.com.

     o Inclusion of a section that requires directors to deal fairly with the our customers, suppliers, competitors and employees and never to take unfair advantage of others through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

     o Directors are also required to comply with our policy of ensuring that full, fair, accurate, timely and understandable disclosures are made in compliance with all applicable laws and regulations in all our public communications (including in reports and documents that we file with or submit to the SEC).

     o Directors are prohibited from buying or selling our securities when in possession of material non-public information and from passing such information on to someone who may buy or sell our securities (tipping). The prohibition applies to our securities and to the securities of other companies if a director, in the course of performing his duties as a director of Rediff.com, learns material non-public information about such other companies, such as our customers or suppliers.

     o Suspected violations of the code for directors must be reported to the Chairman of the Board of Directors. Directors who violate the code may be subject to sanctions, up to and including the Board's seeking removal of the director, where permitted by applicable law.

     o Clarification of the waiver provision by expressly specifying that any waiver of the code for directors must be approved by the Board of Directors and publicly disclosed as required by law or regulation.

         We will provide a copy of the codes of ethics for our directors, officers and employees to any person without charge, upon a written request sent to our principal executive office.

Audit Committee

         The audit committee of the Board of Directors reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices.

         As of the date of this annual report, our audit committee is comprised of the following members, all of whom are independent directors: Sridar A. Iyengar; Sunil N. Phatarphekar; Ashok Narasimhan; and Rashesh C. Shah.

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

         The following are the requirements of Rule 4350 we do not follow and the home country practices we follow in lieu of these Rule 4350 requirements. Our independent Indian counsel has submitted to the NASDAQ a letter, dated June 27, 2005, certifying that our corporate governance practices as described below are not prohibited by and are consistent with Indian law.

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

         (ii)     Rule 4350(c)(1) - Independent Directors

         In lieu of the requirements of Rule 4350(c)(1), we follow the Companies Act, which does not require that a majority of the Board of Directors of Indian companies be comprised of independent directors. Nevertheless, as of the date of this annual report, our Board has determined that four out of its seven members are independent.

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

         Three of our directors, Mr. Ajit Balakrishnan, Mr. Sridar Iyengar and Mr. Sunil Phatarphekar, receive remuneration from our wholly-owned U.S. subsidiary Rediff Holdings, Inc., in their capacity as directors of that subsidiary. There is no restriction under Indian law on paying remuneration to directors of an Indian company having no profits or inadequate profits who are, at the same time, also directors of a non-Indian subsidiary.

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

Employees

         As of March 31, 2006, we had 274 employees and full-time consultants. Of such employees, 95 are in our sales and marketing teams, 80 are creative and editorial, 34 are dedicated to technology and product development, 25 are dedicated to e-commerce 12 are dedicated to production and circulation and 28 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by geographic location of our facilities and by department:

                                                      Other
                                                      Indian     United
Department                                 Mumbai     cities     States   Total
----------                                 ------     ------     ------   -----
Creative ...............................      8          5          -       13
Editorial ..............................     50          3         14       67
Production .............................      -          -          5        5
Circulation ............................      -          -          7        7
Sales and Marketing ....................     66         18         11       95
Technology and Product Development .....     32          -          2       34
E-Commerce .............................     24          1          -       25
Administration and others ..............     19          -          9       28
                                          -------     ------     -----   -----
Total ..................................    199         27         48      274
                                          =======     ======     =====   =====

Compensation

         Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs. 2,000 per meeting. In fiscal year 2006, we did not pay any fees to our non-employee directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Directors of our U.S. subsidiaries receive compensation for their service on the boards of these subsidiaries.

         The following table sets forth details regarding:

         (i) compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2006; and

         (ii) Equity Shares arising out of warrants granted to such officers and directors under the Employee Stock Option Plan, or ESOP, during the fiscal year ended March 31, 2006.


                                                  Equity Shares arising
                                                     out of warrants
                                                    granted during the
                                                   year under the 1999
                            Salary and other       ESOP, 1999 ASOP and       Grant price
Name                          compensation          the 2002 ADR ESOP           (US$)          Expiration date

Ajit Balakrishnan                US$100,000(1)          -                     -                 -

Joy Basu                                83,027          -                     -                 -

Sridar A. Iyengar                    25,000(1)          -                     -                 -

Sunil Phatarphekar*                   9,166(1)          -                     -                 -

         * Remuneration for only part of the fiscal year ended March 31, 2006.

         (1) Each of Mr. Balakrishnan, Mr. Iyengar and Mr. Phatarphekar receive a salary from Rediff Holdings, Inc. our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited.

Employee Benefit Plans

Employee Stock Option Plan 1999

         Our 1999 Employee Stock Option Plan (the "1999 ESOP"), allows for the grant to our employees of warrants to purchase our Equity Shares. Each warrant granted gives the employee the right to purchase a specified number of our Equity Shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 232,300 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$ 6.53 (Rs. 285) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 Equity Shares at a weighted average exercise price of US$ 2.25 (Rs. 108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 Equity Shares from the employees who had left the Company. During the fiscal year ended March 31, 2003, warrants equivalent to 12,900 Equity Shares were forfeited due to the resignation of employees. During the fiscal year ended March 31, 2004, we granted additional warrants equivalent to the right to purchase 7,500 Equity Shares and during the same period, warrants equivalent to 22,975 Equity Shares were forfeited due to resignation of employees. During the fiscal year ended March 31, 2005, we granted additional warrants equivalent to the right to purchase 30,000 Equity Shares and during the same period, warrants equivalent to 7,750 Equity Shares were forfeited due to resignation of employees.

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

         On January 16, 2006, our Compensation Committee terminated the 1999 ESOP, without prejudice to the interest of participants in the 1999 ESOP who have already been granted options under it. As of March 31, 2006, warrants equivalent to the right to purchase 46,000 Equity Shares remained outstanding under the 1999 ESOP.

Associate Stock Option Plan 1999

         We have an Associate Stock Option Plan 1999 (the "1999 ASOP"), which allows for the grant to our associates, such as key vendors, software developers, retainers, consultants, and all other persons or legal entities not eligible to participate in the 1999 ESOP, of warrants to purchase our Equity Shares. Each warrant granted gives the associate the right to purchase a specified number of our Equity Shares under the 1999 ASOP. The 1999 ASOP was approved by our Board of Directors in April 1999 and by our shareholders in February 1999. A total of 198,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, we had granted warrants under the 1999 ASOP, equivalent to the right to purchase 73,600 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$11.73 per share. From April 1, 2001 to March 31, 2002 there was a fresh issuance of warrants equivalent to 1000 Equity Shares to Associates at the rate of US$2.25 under the 1999 ASOP. During the same period, there was a forfeiture of warrants, equivalent to 5,750 Equity Shares from the associates who had terminated their association with Rediff. Warrants equivalent to 28,000 Equity Shares were issued on January 1, 2003 at an exercise price of US$2.26 to three of our Directors. During the fiscal year ended March 31, 2005 we granted warrants equivalent to the right to purchase 6,000 Equity Shares at a weighted average exercise price of US$15.11 per share.

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

         On January 16, 2006, our Compensation Committee terminated the 1999 ASOP, without prejudice to the interest of participants in the 1999 ASOP who have already been granted options under it. As of March 31, 2006, warrants equivalent to the right to purchase 35,000 Equity Shares remained outstanding under the 1999 ASOP.

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

2002 Stock Option Plan

         In January 2002 our Board of Directors approved the 2002 Stock Option Plan ("2002 plan") which provides for the grant of incentive stock options and non-statutory stock options to our employees. All options under these plans are exercisable for our ADSs. Necessary approvals from the regulators in India have been obtained. During the fiscal year ended March 31, 2004, we made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of our Equity Shares were reserved for issuance under the 2002 plan. As of March 31, 2003, we had granted under the 2002 stock option plan, warrants equivalent to the right to purchase 220,500 Equity Shares at an exercise price of Rs.109. During the fiscal year ended March 31, 2004, we granted warrants equivalent to the right to purchase 116,000 Equity Shares at a weighted average exercise price of US$7.75. During the same period, warrants equivalent to 32,225 Equity Shares were exercised and warrants equivalent to 69,250 Equity Shares were forfeited. During the fiscal year ended March 31, 2005, we granted warrants equivalent to the right to purchase 10,500 Equity Shares at a weighted average exercise price of US$10.98. During the same period, warrants equivalent to 52,625 Equity Shares were exercised and warrants equivalent to 4,875 Equity Shares were forfeited. During the fiscal year ended March 31, 2006, we did not grant any awards under the 2002 Plan. During the same period, warrants equivalent to 94,400 Equity Shares were exercised and warrants equivalent to 5,875 Equity Shares were forfeited.

         Unless otherwise determined by the Board of Directors, the warrants granted under the 2002 plan vest at a rate of 25% on each successive anniversary of the grant date, until fully vested. The options granted under the 2002 ADR plan vest at the rates set forth in every award.

2004 Stock Option Plan

         In June 2004, our Board of Directors approved the 2004 Stock Option Plan ("2004 plan"), which provides for the grant of stock options to our employees. All options under the 2004 plan are exercisable for our ADSs. We have elected to account for the 2004 plan using the intrinsic value method as set forth in APB Opinion No. 25. Unless terminated sooner, the 2004 plan will terminate automatically in January 2014. A total of 358,000 Equity Shares are currently reserved for issuance pursuant to the 2004 plan. On June 20, 2006, we granted 92,500 ADS-linked stock options (equivalent to 46,250 Equity Shares) under the 2004 plan at an exercise price of US$11.35 per ADR, which represented a 10% discount to the closing market price of our ADSs on June 19, 2006. These options will vest at a rate of 25% on each successive anniversary of the grant date (June 20, 2006), until fully vested. During the fiscal year ended March 31, 2006, we granted warrants equivalent to the right to purchase 5,100 Equity Shares at a weighted average exercise price of Rs.655 (US$14.73). During the same period, warrants equivalent to 51,910 Equity Shares were exercised and warrants equivalent to 47,125 Equity Shares were forfeited.

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

2006 Employee Stock Option Plan

         Our 2006 Employee Stock Option Plan (the "ESOP 2006"), allows for the grant to our employees of options to purchase our Equity Shares. Each option granted gives the employee the right to purchase a specified number of our Equity Shares under the ESOP 2006. The ESOP 2006 was adopted and approved by our Compensation Committee on June 20, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 150,000 Equity Shares were approved for issuance under the ESOP 2006. As of the date of this annual report, we have granted 58,000 options under the ESOP 2006, equivalent to the right to purchase 58,000 Equity Shares at an exercise price of Rs.10 (US$0.22) per share. These options will vest at a rate of 25% on each successive anniversary of the grant date (June 20, 2006), until fully vested.

         Equity Shares acquired upon the exercise of options granted pursuant to the terms of the ESOP 2006 are not subject to any lock-ups. In the case of termination or resignation of the employee, the employee shall have the right to exercise only the options vested up to the time of termination or resignation, and the unvested warrants options shall lapse. In the case of the death of an employee, all options granted to him or her shall vest in full on his or her legal heirs. The period during which vested options may be exercised expires ten years after the date of grant.

Future Option Plans

         On March 31, 2006, our shareholders approved resolutions authorizing our Board and/or our Compensation Committee (a) to create and adopt one or more ADR-linked stock option plans and to issue such number of ADR-linked stock options convertible up to a maximum of 335,000 Equity Shares under such plans,
(b) to create and adopt one or more ordinary stock option plans and to issue such number of ordinary stock options convertible up to a maximum of 335,000 Equity Shares under such plans and (c) to create and adopt one or more associate stock option plans and to issue up to a maximum of 50,000 Equity Shares pursuant to such plans.

         As of the date of this annual report, our Compensation Committee has adopted and approved an ordinary stock option plan, the ESOP 2006. Of the 150,000 Equity Shares approved for issuance under the ESOP 2006, we have granted options equivalent to the right to purchase 58,000 Equity Shares. See "- 2006 Employee Stock Option Plan".

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

         Net periodic gratuity cost for the fiscal years ended March 31, 2004, 2005 and 2006 and the unfunded benefit liability as of March 31, 2006 are as follows:


                                                                 Fiscal years ended March 31,
                                                        -------------------------------------------------
                                                        2004               2005               2006
                                                        ------------  ----------------   ----------------
Change in benefit obligation
----------------------------
Benefit obligation at the beginning of the
  year .....................................             US$ 66,439        US$ 88,021          US$ 96,524
Actuarial (gain) loss ......................                 (3,042)           (6,229)              5,618
Service cost ...............................                 14,875            16,923              21,479
Interest cost ..............................                  5,350             5,675               7,210
Benefits paid ..............................                 (2,724)           (7,647)            (22,942)
Effect of exchange rate changes ............                  7,123              (219)             (2,210)
                                                        ------------   ----------------   ----------------
Benefit obligation at the end of the year ..             US$ 88,021        US$ 96,524         US$ 105,679
Unrecognized net actuarial loss (gain) .....                  2,229             8,517               2,976
                                                        ------------   ----------------   ----------------
Accrued liability ..........................             US$ 90,250       US$ 105,041         US$ 108,655
                                                        ============   ================   ================


         The assumptions used in accounting for gratuity in the fiscal years ended March 31, 2004, March 31, 2005 and March 31, 2006 were as follows:

                                                                  Fiscal years ended March 31,
                                                        --------------------------------------------------
                                                        2004                2005                2006
                                                        -----------     ---------------    ----------------
Discount rate ..............................                     7%                  8%                  8%

Rate of increase in compensation ...........         8% for first 2        8% for first        8% for first
                                                        years and5%         year and 6%        2 years and 5%
                                                         thereafter          thereafter        thereafter


         Provident Fund. Employees based in India and we each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, we expense such contributions to operations as incurred. The amount contributed by us to the provident fund, in the aggregate, was US$113,222 for the fiscal year ended March 31, 2006.

         Compensated Absences. We provide for the cost of vacation days earned by our employees based on the number of unutilized vacation days as of each balance sheet date.

                           RELATED PARTY TRANSACTIONS

         Six of our largest shareholders beneficially hold an aggregate of approximately 61% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Advertising Revenues

         During the fiscal years ended March 31, 2006, 2005 and 2004, we received US$43,299, US$53,991 and US$11,537, respectively, in advertising revenues from Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Mr. Diwan Arun Nanda are shareholders and directors and in which Mr. Sunil Phatar Phekar is a director.

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

         In December 1999, the Indian Parliament passed the FEMA, which replaced the earlier Foreign Exchange Regulation Act, 1973 ("FERA"). This legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

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

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

         ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, a dealer authorized by the Reserve Bank of India must be notified of the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, as well as of any renunciation by a non-resident in favor of a resident of India of the right to subscribe to such equity shares granted pursuant to a rights offering, provided the price for sale of such equity shares is in accordance with Reserve Bank of India pricing guidelines. If not, prior approval of the Reserve Bank of India is required for any such transfer. Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs, under certain circumstances and the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through SEBI registered stock brokers in a domestic Indian stock market. As our Equity Shares are not listed on any Indian stock exchange, if you elect to surrender your ADSs and receive Equity Shares, you would be unable to redeposit outstanding Equity Shares with our Depositary and receive ADSs.

         Investors who seek to sell in India to resident Indians any Equity Shares withdrawn from the depositary facility and to convert the Rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will be subject to pricing guidelines specified by the Reserve Bank of India for such sales and subject to certain reporting requirements. Prior approval of the Reserve Bank of India will be required in the event the price for any such sale does not comply with such pricing guidelines.

An Active or Liquid Market for Our ADSs Is Not Assured

         Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties. Although ADS owners are entitled to withdraw the Equity Shares underlying the ADSs from the depository facility at any time, subject to certain legal restrictions, there is no public market for our Equity Shares in India or elsewhere. Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs, under certain circumstances and the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through SEBI-registered stock brokers in a domestic Indian stock market. Since our Equity Shares are unlisted, if you elect to surrender your ADSs and receive Equity Shares, you may be unable to re-deposit of our Equity Shares on an automatic basis under existing laws.

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

         Indian borrowers are allowed to raise up to US$20 million, in the event the minimum average maturity of the ECB is three years, and up to US$500 million, in the event the minimum average maturity is five years, without Reserve Bank of India approval (the "automatic route") so long as, inter alia, the following conditions are met.

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

     o Pre-payment or redemption of ECBs prior to maturity in amounts up to US$200 million is permitted without prior Reserve Bank of India approval, provided that any such prepayment and redemption can only be undertaken if the same complies with the stipulated average maturity period of three years, in the case an ECB of up to US$20 million, and five years, in the case of an ECB of up to US$500 million.

         All proposals for the issuance of ECBs that do not fall into the parameters set out above will need the approval of the Reserve Bank of India.

         The maximum amount of ECB that may be raised by an eligible borrower under the automatic route is US$500 million, or its equivalent, during a single financial year. The primary responsibility to ensure that ECB raised/utilized are in conformity with the RBI instructions is that of the concerned borrower and any contravention of the RBI guidelines will be viewed seriously and may invite penal action.

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

                                 TRADING MARKET

General

         There is no public market for our Equity Shares in India, the United States or any other market. Our ADSs evidenced by ADRs have been traded in the United States, initially on the NASDAQ National Market (now the NASDAQ Global Market), under the ticker symbol "REDF" since June 14, 2000, when they were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement. Beginning on June 24, 2002 our ADSs have been trading on the NASDAQ Capital Market (formerly the NASDAQ Small Cap Market) under the same ticker symbol. Each ADS represents one-half of one Equity Share.

         The number of outstanding Equity Shares as of March 31, 2006, was 14,539,600. We have been informed by our depository that as of March 31, 2006, there were approximately 34 record holders of ADRs evidencing 8,778,800 ADSs (representing 4,389,400 Equity Shares) in the United States.

         The tables below set forth high and low trading prices for our ADSs on the NASDAQ National Market (now the NASDAQ Global Market) until June 24, 2002, on the NASDAQ Capital Market from June 24, 2002 onwards. We have received approval to have our ADSs listed and traded on the NASDAQ Global Market, and we expect trading on the NASDAQ Global Market to begin by the end of calendar 2006.

Annual and Quarterly high-low price history:


                                                                          Price Per ADS
                                                                        -----------------
                                                                        (in U.S. dollars)

                                                                   High                     Low
                                                                   ----                     ---
Fiscal year ended March 31, 2002 ....................               4.95                   0.45
Fiscal year ended March 31, 2003 ....................               4.78                   0.21
Fiscal year ended March 31, 2004 ....................              13.87                   2.76
Fiscal year ended March 31, 2005 ....................              15.47                   5.25
  First Quarter (April 2004 to June 2004) ...........              15.47                   6.35
  Second Quarter (July 2004 to September 2004) ......               8.43                   5.25
  Third Quarter (October 2004 to December 2004) .....              10.77                   7.28
  Fourth Quarter (January 2005 to March 2005) .......               8.90                   5.52
Fiscal year ended March 31, 2006 ....................              33.75                   6.07
  First Quarter (April 2005 to June 30, 2005) .......               8.80                   6.07
  Second Quarter (July 2005 to September 2005) ......              17.92                   7.20
  Third Quarter (October 2005 to December 2005) .....              22.12                  13.50
  Fourth Quarter (January 2006 to March 2006) .......              33.75                  14.70
Fiscal year ending March 31, 2007 ...................              25.00                  11.16
  First Quarter (April 2006 to June 2006) ...........              25.00                  11.22
  Second Quarter (July 2006 to September 26, 2006) ..              16.72                  11.16


Monthly high-low price history for previous six months:
                                                                          Price Per ADS
                                                                        -----------------
                                                                        (in U.S. dollars)

Previous six months                                                High                     Low
-------------------                                                ----                     ---
March 2006 ..........................................              27.11                  20.19
April 2006 ..........................................              23.12                  18.60
May 2006 ............................................              25.00                  14.36
June 2006 ...........................................              16.13                  11.22
July 2006 ...........................................              15.32                  11.16
August 2006 .........................................              16.72                  12.68
September 2006 (until September 26, 2006) ...........              16.72                  14.21

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

         On February 10, 2006, the Government of India announced that it would allow, subject to sectoral ceilings on foreign direct investments, transfers of shares from residents to non-residents to be undertaken via the automatic route, including transfers involving shares in financial services companies. However, in cases where the Takeover Code (as discussed below) applies, such transfers require the approval of the Reserve Bank, SEBI and the Insurance Regulatory and Development Authority.

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

         Pursuant to recent amendments to the FII Regulations, FIIs are now permitted to purchase shares and debentures, subject the FII limits, of an Indian company through either:

     o a public offer, where the price of the shares to be issued is not less than the price at which the shares are issued to the residents; or

     o by way of a private placement, where the price is not less than the price according to the terms of the relevant guidelines or the guidelines issued by the former Controller of Capital Issues.

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

Qualified Institutional Placement under the DIP Guidelines

         In order to make Indian markets more competitive and efficient, the Government of India has introduced an additional mode for listed companies to raise funds from domestic market in the form of "Qualified Institutional Placement", or QIP. Key features of the QIP program are as follows:

     o Issuers. A company whose equity shares are listed on an Indian stock exchange with nationwide trading terminals and which is in compliance with the prescribed requirements of minimum public shareholding in its listing agreement will be eligible to raise funds in the domestic market by placing securities with Qualified Institutional Buyers, or QIBs.

         QIBs are defined as:

          o Public financial institution as defined in Section 4A of the Companies Act;
          o    Scheduled commercial banks;
          o    Mutual funds;
          o    FIIs registered with SEBI;
          o    Multilateral and bilateral development financial institutions;
          o    Venture capital funds registered with SEBI;
          o    Foreign venture capital investors registered with SEBI;
          o    State industrial development corporations;
          o Insurance companies registered with the Insurance Regulatory and Development Authority;
          o    Provident funds with minimum corpus of Rs.250 million;
          o    Pension funds with minimum corpus of Rs.250 million.

     o Securities: Securities which can be issued through QIP program are equity shares or any securities, other than warrants, which are convertible into or exchangeable with equity shares (hereinafter referred to as "specified securities"). A security which is convertible into or exchangeable with equity shares at a later date, may be converted or exchanged into equity shares at any time after allotment of security but not later than sixty months from the date of allotment. The specified securities shall be made fully paid up at the time of allotment.

     o Investors/Allottees: The specified securities can be issued only to QIBs, as defined above. Such QIBs shall not be promoters or related to promoters of the issuer, either directly or indirectly. Each placement of the specified securities issued through QIP program shall be on a private placement basis, in compliance with the requirements of the Companies Act and the DIP Guidelines. A minimum of 10% of the securities in each placement shall be allotted to mutual funds.

     o Issue Size: The aggregate funds that can be raised through the QIP program in one financial year shall not exceed five times of the net worth of the issuer as of the end of its previous financial year.

     o Placement Document: The issuer shall prepare a placement document containing all the relevant and material disclosures. There will be no pre-issue filing of the placement document with SEBI. The placement document will be placed on the websites of the relevant Indian stock exchanges and of the issuer, with appropriate disclaimer to the effect that the placement is meant only for QIBs on a private placement basis and is not an offer to the public.

     o Pricing: The floor price of the specified securities shall be determined on a basis similar to that for Global Depository Receipt or Foreign Currency Convertible Bonds issues and shall be subject to adjustment in case of corporate actions such as stock splits, rights issue, bonus issue etc.

         Please note that because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

Restrictions on Conversion of Rupees

         There are restrictions on the conversion of Rupees into U.S. dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the Rupee in relation to a weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxation in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the IMF, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

         In December 1999, the Indian parliament passed the FEMA, which became effective on June 1, 2000, replacing the earlier Foreign Exchange Regulation Act, 1973, or FERA. This new legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

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

                                 Shares Beneficially Owned    Shares Beneficially Owned As   Shares Beneficially Owned As
                                   As of August 10, 2006            of June 9, 2005                 of May 6, 2004
                                 -------------------------    ----------------------------   ----------------------------
                                               Percent of                     Percent of                     Percent of
                                  Number of   total Equity    Number of      total Equity     Number of     total Equity
    Name and Address of            Equity        Shares         Equity          Shares          Equity         Shares
      Beneficial Owner           Shares held   outstanding   Shares held     outstanding     Shares held     outstanding
------------------------------   -----------  -------------  ------------    -------------   ------------   -------------
Officers and Directors
Ajit Balakrishnan (1)(1A)
(1B) (1C) .......................  3,463,982           24%      3,463,982              27%      3,463,982            27%

Diwan Arun Nanda (1)  ...........  3,444,742           24%      3,444,742              27%      3,444,742            27%

Pulak Prasad (2)

c/o Warburg, Pincus &
Co.466 Lexington Avenue,
New York, NY 10017 ..............  2,008,000           14%      2,008,000              16%      2,008,000            16%


All Directors and Officers
as a Group

(5 persons) .....................  6,716,722           46%      6,716,722              52%      8,916,722            70%

5% Shareholders .................

Rediffusion Holdings
Private Limited(1)

Ready Money Terrace, 167,
Dr. Annie Besant RoadWorli,
Mumbai, 400 018, India ..........  2,200,002           15%      2,200,002              17%      2,200,002            17%

Draper-India International
c/o Multiconsult Ltd. Les
Jamalacs, Vieux Conseil
Street, Port Louis,
Mauritius .......................  2,200,000           15%      2,200,000              17%      2,200,000            17%

Queenswood Investments Ltd

C/O Multiconsult Limited,
Les Jamalacs, Vieux Conseil
StreetPort Louis, Mauritius......  2,008,000           14%      2,008,000              16%      2,008,000            16%

------------------
Notes:

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

(2) Includes 2,008,000 equity shares held by Queenswood Investments Limited. Fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Equity Partners, L.P. (including two affiliated partnerships) ("WPEP") and fifty percent (50%) of the outstanding equity of Queenswood Investments Limited is held by Warburg, Pincus Ventures International, L.P. ("WPVI"). Warburg Pincus Partners LLC ("WPP LLC"), a subsidiary of Warburg Pincus & Co. ("WP"), is the sole general partner of WPEP and WPVI. WPEP and WPVI are managed by Warburg Pincus LLC ("WP LLC"). Pulak Prasad is a Managing Director and Member of WP LLC. All shares indicated as held by Mr. Prasad are included because of his affiliation with the Warburg Pincus entities. Mr. Prasad disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

         Our ADSs are currently listed on the NASDAQ Capital Market and each ADS is represented by one-half of one Equity Share of par value of Rs. 5 per share. We have received approval to list our ADSs on the NASDAQ Global Market, and we expect our ADSs to begin trading on the NASDAQ Global Market by the end of calendar 2006.

         Our ADSs are registered pursuant to Section 12(g) of the Securities Act. We have been informed by our depository that as of March 31, 2006 8,778,800 ADSs were held by approximately 34 record holders of ADRs in the United States.

In addition to the above, the following directors and former directors have also been granted stock options as follows:

         ASOP Plan 1999:

         Abhay Havaldar (resigned on January 25, 2005) - 16,000 Equity Shares granted on January 1, 2003 at an exercise price of Rs. 109.42 per share

         Sunil N. Phatarphekar - 6,000 Equity Shares granted on January 1, 2003 at an exercise price of Rs. 109.42 per share

         Ashok Narasimhan - 6,000 Equity Shares granted on January 1, 2003 at an exercise price of Rs. 109.42 per share

         Sridar Iyengar - 6,000 Equity Shares granted on September 28, 2004 at an exercise price of Rs. 658.92 per share

         None of the directors have exercised their options till date. The period during which these options may be exercised expires 5 years after the date of grant.

                                    TAXATION

Indian Tax

         The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the
Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the
Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, please note that the tax rates described in this section are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2006 to the extent these provisions are effective. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.

         The following summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of our ADSs and our Equity Shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

Residence

         For purposes of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India as a member of the crew of an Indian ship or for the purposes of employment outside India. A company is resident in India in any fiscal year if it is an Indian company or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

         Dividend distributed by a domestic company to shareholders will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, we are required to pay as tax 14.025%, including applicable surcharge and Education Cess, of the total dividend declared.

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

         In terms of Article 8(3) of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, (Scheme) issued by the Central Government, conversion of Foreign Currency Convertible Bonds (including ADSs) into equity shares will not give rise to any capital gains liable to tax in India.

         Since the exemption is provided under the Scheme and not under the Income Tax Act, 1961, it is not certain whether Indian tax authorities would grant the exemption. Moreover, Article 7(3) of the Scheme clarifies that the cost of acquisition of the underlying shares acquired through the redemption of ADRs, shall be determined as the price of ordinary shares of the issuing company prevailing on the Stock Exchange on the date of the advice or redemption. Therefore, the tax authorities may contend that since the Scheme does not provide the methodology for calculating the capital gains on sale of underlying shares in the case of unlisted companies, the benefit under the Scheme would not be available to companies not listed in India. In such a case, there may be a risk of taxability of gains on acquisition of underlying Equity Shares upon redemption of ADSs.

Taxation on Sale of Equity Shares

         Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India. Surcharge on this tax would be applicable at the rate of 2.5% in the case of non-resident corporations, while for individuals or an association of persons, the rate of surcharge would be 10% if their Indian taxable income exceeds Rs.1,000,000. In all the above cases, the amount of tax and surcharge would be increased by an Education Cess of 2%.
Article 9(5) of the Scheme indicates that the long term capital gains on sale of redeemed underlying shares held by non-resident investors in the domestic market would be charged to tax at 10% in accordance with the provisions of section 115AC. Though section 115AC provides for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 2%) on long term capital gains arising from transfer of ADSs (other than one between two non-residents made outside India), it is unclear whether the lower rate of tax would also extend to gains arising from transfer of shares converted from ADSs under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income Tax Act also provide for lower rate of tax (i.e. 10% plus surcharge where applicable and Education Cess of 2%) for specific classes of taxpayers, such as FIIs, registered with SEBI.

         Long-term capital gains realized on the sale of equity shares which are listed in India will be exempt from tax if the transaction of that sale is entered into on a recognized stock exchange in India and the contract for the sale of the equity shares is settled by the actual delivery or transfer of those shares.

         Where equity shares have been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 40% (plus applicable surcharge and Education Cess as mentioned above), except in the case of a sale of Equity Shares entered into in a recognized stock exchange in India. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

         During the period the underlying Equity Shares are held by non-resident investors on a transfer from our depositary upon redemption of ADSs, the provisions of the Avoidance of Double Taxation Agreement entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of our Equity Shares.

         Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 10% plus a surcharge of 2.5% (or 10% in the case of individuals and association of persons if the gain exceeds Rs. 1,000,000) and a further cess of 2%; provided the transaction of the sale is entered into in a recognized stock exchange in India and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares.

         Under the regulations, the purchase price of our Equity Shares received in exchange for ADSs will be the price of the underlying Equity Shares on the date that the depositary gives notice to the custodian of the delivery of the Equity Shares in exchange for the corresponding ADSs. In the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited ("BSE") or The National Stock Exchange of India Limited ("NSE") on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. This deemed method of determining the purchase price of the equity shares is not provided for under the Income Tax Act. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

         However, the regulations and Section 115AC do not provide a basis for determining the cost of acquisition for the purposes of computing capital gains tax where the shares of the Indian company are not listed on the BSE or the NSE. Therefore, in the case of our company, which is not listed on either the BSE or the NSE, the determination of the purchase price of our Equity Shares is unclear.

Rights

         Distributions to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

         It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder, not entitled to exemption under a tax treaty, to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India, the gains realized on the sale of rights will be subject to Indian taxation. These rights would generally be in the nature of short-term capital assets.

Stamp Duty

         Upon the issuance of the Equity Shares underlying our ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from a depositary in exchange for ADSs representing these equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily the tax is borne by the transferee, that is, the purchaser. In case the equity shares of the company are held in a "dematerialized" form, such as a book-entry system, no stamp duty would be payable on the acquisition or transfer of the equity shares.

Other Taxes

         At present, there are no Indian taxes on wealth, gifts or inheritance, which may apply to our ADSs and any underlying Equity Shares.

Service Tax

         Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 10%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority. Payments received in India in convertible foreign exchange are currently exempted from the levy of service tax provided certain conditions are satisfied.

United States Federal Income Tax Considerations

         The following is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or Equity Shares by U.S. Holders (as defined below) that will hold their ADSs or Equity Shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code (the "Code"). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, including holders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders that are not U.S. Holders, holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of our Equity Shares entitled to vote, holders that will hold our ADSs or our Equity Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or our Equity Shares.

         For purposes of this summary, a "U.S. Holder" is a beneficial owner of ADSs or Equity Shares that, for United States federal income tax purposes, is
(i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code on the previous day, and elected to continue to be so treated.

         If a partnership is a beneficial owner of our ADSs or Equity Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

         For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

General

         A primary consideration related to making an investment in ADSs or Equity Shares for United States investors is whether we are or will become classified as a "passive foreign investment company" (a "PFIC"). A foreign corporation, such as us, will be treated as a PFIC, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. For the purpose of applying the income and assets tests described above, we will be treated as owning its proportionate share of the assets and earning the proportionate share of the income of any other corporation that we own, directly or indirectly, 25% or more (by value) of the stock of such corporation.

         It is uncertain whether we will be classified as a PFIC for U.S. federal income tax purposes for our current taxable year ending March 31, 2007, a determination that can only be made after the close of the taxable year. Even if it is determined that we are not classified as a PFIC for our current taxable year, we may become classified as a PFIC for the taxable year ending March 31, 2008 or future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.

         In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or one or more future taxable years. We believe that our valuation approach is reasonable. It is possible, however, that the Internal Revenue Service may challenge the valuation of our goodwill and other unbooked intangibles, which may result in us being or becoming classified as a PFIC for the current or one or more future taxable years.

         If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Equity Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Equity Shares.

         Because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC for the current or one or more future taxable years. The discussion immediately below under the headings "Distributions" and "Sale or Other Disposition of ADSs or Equity Shares" describes certain tax considerations if we are not subject to classification as a PFIC for United States federal income tax purposes, and are followed by a summary of the PFIC rules under the heading

"Passive Foreign Investment Company" if we were to be classified as a PFIC. United States investors are urged to consult their tax advisors regarding the potential application and effect of the PFIC rules in connection with their prospective investment in our ADSs or our Equity Shares.

Distributions

         The gross amount of cash distributions with respect to the ADSs (or Equity Shares) will, upon receipt by the Depositary (or by you), be includible in your gross income as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. Distributions, in excess of current and accumulated earnings and profits, will constitute a return of capital and will be applied against and reduce the holder's tax basis in ADSs or Equity Shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or our Equity Shares.

         The United States dollar value of any distribution made by us in Rupees will be determined by reference to the exchange rate in effect on the date the distribution is received by the Depositary (or you if you hold our Equity Shares), regardless of whether the payment is in fact converted into U.S. dollars on that date. Any subsequent gain or loss in respect of such Rupees arising from exchange rate fluctuations will be ordinary income or loss. This gain or loss will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes.

         Dividends generally will be treated as income from foreign sources for United States foreign tax credit limitation purposes. You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or the Equity Shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Equity Shares

         You generally will recognize capital gain or loss for United States federal income tax purposes upon a sale or other disposition of ADSs or Equity Shares in an amount equal to the difference between the amount realized from the sale or disposition and your adjusted tax basis in the ADSs or the Equity Shares. Such gain generally will be long-term if, on the date of such sale or disposition, you held such ADSs or Equity Shares for more than one year and will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes. The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company

          If we are or were to become classified as a PFIC for any taxable year, and unless you make a "mark-to-market" election (as described below), you would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of ADSs or Equity Shares, and (ii) any "excess distribution" made by us on the ADSs or Equity Shares (generally, any distributions paid to you in respect of ADSs or Equity Shares during a single taxable year that are greater than 125% of the average annual distributions received by you during the three preceding taxable years or, if shorter, your holding period for such ADSs or Equity Shares).

         Under the PFIC rules:

     o the gain or excess distribution would be allocated ratably over your holding period for ADSs or Equity Shares;

     o the amount allocated to the taxable year in which the gain or excess distribution was realized, and any taxable year prior to the first taxable year that you held our ADSs or our Equity Shares in which we are classified as a PFIC (a "pre-PFIC year"), would be taxable as ordinary income; and

     o the amount allocated to each prior year, other than the current year and any pre-PFIC year, would be subject to (i) tax at the highest tax rate in effect for that year and (ii) an interest charge generally applicable to underpayments of tax based on the amount of the tax deferred during the time in which you owned ADSs or Equity Shares.

         As an alternative to the foregoing rules, a holder of "marketable stock" in a PFIC may make a mark-to-market election, provided that the shares are "regularly traded" on a "qualified exchange." So long as our ADSs are regularly traded on the NASDAQ Capital Market, our ADSs should be treated as marketable stock on a qualified exchange for this purpose. No assurances, however, may be given whether the ADSs would be treated, or continue to be treated, as "regularly traded" on such exchange. If you make a valid mark-to-market election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your ADSs or Equity Shares as determined at the end of the taxable year over the adjusted tax basis of such ADSs or Equity Shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of your ADSs or Equity Shares over the fair market value of such ADSs or Equity Shares as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs or Equity Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election.

         If you own ADSs or Equity Shares during any year that we are classified as a PFIC, you must file an annual Internal Revenue Service Form 8621 that describes the distributions received on ADSs or Equity Shares and the gain realized on the disposition of ADSs or Equity Shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or Equity Shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

                                USE OF PROCEEDS

         In our initial offering of our ADSs, completed in June 2000, we sold a total of 5,290,000 ADSs, representing 2,645,000 Equity Shares, to an underwriting syndicate (including the underwriters' over-allotment option of 690,000 ADSs representing 345,000 equity shares) at an initial offering price of US$12.00 per ADS. The managing underwriters were Goldman, Sachs & Co., Credit Suisse First Boston, and Robert Fleming, Inc. We received US$57.3 million in net proceeds from the offering. The gross proceeds from our June 2000 ADS offering were US$63.48 million, out of which US$4.4 million was paid as underwriting and management consulting fees and US$1.7 million was paid for other expenses.

         In our follow-on offering of ADSs, completed in November 2005, we issued 3,026,480 ADSs, representing 1,513,240 Equity Shares, at a price of US$15.86 per ADS. The sole underwriter was Deutsche Bank Securities Inc. We received US$44.1 million in net proceeds from the follow-on offering. The gross proceeds from the follow-on offering were US$48.0 million, out of which US$2.9 million was paid as underwriting fees and US$1.0 million was paid for other expenses.

         As of March 31, 2006, the net proceeds of our ADS offerings, together with our existing cash balances as of the date of each ADS offering and cash from our operations, were utilized as follows:

     o approximately US$24.4 million for strategic acquisitions and investments, including costs of acquisitions (US$ Nil was used during the fiscal 2006);

     o approximately US$22.3 million to enhance our content and service offerings and promote our brands (approximately US$3.5 million was utilized during the fiscal 2006); and

     o approximately US$12.5 million in capital expenditures (approximately US$4.6 million was used during the fiscal 2006).

         As of March 31, 2006, approximately US$53 million of the net proceeds of our ADS offerings and cash from operations remain as cash and cash equivalents and short term deposits with banks. We can withdraw these deposits on demand. The Reserve Bank of India has the authority to compel us to bring the proceeds to India and have them invested in Indian Rupee denominated bank accounts in India. None of the net proceeds from our IPO and our follow-on ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten per cent or more of any class of our equity securities, or any affiliates.

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

         Pursuant to an internal program to comply with the internal control provisions of the Sarbanes-Oxley Act of 2002, we are currently engaged in a project to document the design of controls and test the operating effectiveness of key controls. This exercise could result in the identification of control deficiencies either in the design or operating effectiveness which would require strengthening of the controls to be commensurate with our size and the nature of our business. See "Risk Factors - Risks relating to our Business - We may need to improve our internal controls over financial reporting and our independent auditors may not be able to attest to their effectiveness, which could adversely affect our business operations, reputation and profitability."

                    PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells, Mumbai, India and its affiliates (collectively "Deloitte") for various services rendered to us during the fiscal years ended March 31, 2004, 2005 and 2006.

                                   Fiscal year ended March 31,
                       -------------------------------------------------------
                          2004                2005                   2006
                       ------------     ---------------        ---------------
Audit Fee............  US$126,262       US$ 131,959             US$ 107,127
Audit-Related Fees...       7,401             2,570                     --
Tax Fees.............      12,483            10,058                  11,276
All other Fees.......         --                --                  161,205


         Audit-fees represents the aggregate fees billed by Deloitte in connection with the audits of our annual consolidated financial statements, the reviews of our quarterly financial statements and statutory audits. We appointed Deloitte as auditors of our subsidiary, Rediff Holdings, Inc, for the first time for the fiscal year ended March 31, 2004.

         Audit related fees represents payments for statutory certification work for the fiscal years ended March 31, 2004 and 2005, as well as for obtaining our auditors' consent on our Form S-8 filing during the fiscal year ended March 31, 2004 and on our Form F-3 Registration Statement filed during the fiscal year ended March 31, 2005. Tax fees primarily comprise fees for tax audit, tax returns, tax processing, tax filing and advisory services. Tax fees also include other corporate tax services such as assistance with foreign income tax and service tax.

         All other fees comprise of payments made to Deloitte for services in connection with our Form F-3 Registration Statement and our follow-on ADS offering in November 2005.

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

                     PRESENTATION OF FINANCIAL INFORMATION

         The consolidated financial statements in this annual report have been prepared in accordance with U.S. GAAP. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. The consolidated financial statements, including the notes to these financial statements, audited by Deloitte Haskins & Sells, an independent registered public accounting firm, are set forth at the end of this annual report.

         Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Federal Reserve Bank of New York certifies the exchange rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2006 was Rs.44.48 per US$1.00.

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

Share Capital

         Our authorized share capital is 24,000,000 Equity Shares, par value Rs. 5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2006, 14,539,600 Equity Shares were issued and outstanding.

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

         Registration Rights
         -------------------

         Certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration or qualification of the securities either with the NASDAQ Global Market (formerly the NASDAQ National Market), the NSE or the BSE. We are not required to effect:

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

         Each of the foregoing registration rights is subject to conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of Equity Shares to be included in such registration. We are required to bear all the expenses of all such registrations, except underwriting discounts and commissions. The registration rights with respect to any holder thereof terminate upon the earlier of when the holder may sell the Equity Shares within a three-month period pursuant to Rule 144 of the Securities Act, or the time when the holder is able to convert the registrable securities into ADSs which, beginning on June 24, 2002, are traded on the NASDAQ Capital Market (formerly the NASDAQ Small Cap Market).

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

Company Acquisition of Equity Shares

         Under the Companies Act, approval of at least 75.0% of a company's shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company's share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act. In addition, private and unlisted public companies such as ours, would have to comply with the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999, notified by the Ministry of Law, Justice and Company Affairs of the Government of India on July 6, 1999 and public companies which are listed on a recognized stock exchange in India would have to comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are not listed on any recognized stock exchange in India, we would have to comply with the relevant provisions of the Companies Act and the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999.

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

Material Contracts

Underwriting Agreement

         On November 9, 2005, we entered into an underwriting agreement (the "Underwriting Agreement") with Deutsche Bank Securities Inc. The Underwriting Agreement provided for the sale of 3,026,480 ADSs, representing 1,513,240 Equity Shares, to Deutsche Bank Securities Inc. at US$15.86 per ADS. The ADSs were offered and sold under a prospectus supplement filed with the SEC pursuant to Rule 424(b)(2) of the Securities Act, in connection with a shelf takedown from our registration statement on Form F-3 (Registration No. 333-122536) (the "Shelf Registration Statement"), which was declared effective September 30, 2005. See "Use of Proceeds".

Indemnity Agreements

         Consistent with the disclosure in the Shelf Registration Statement, on November 8, 2005 we entered into indemnity agreements with Mr. Sridar Iyengar, Mr. Ashok Narasimhan, Mr. Pulak Prasad and Mr. Joy Basu, pursuant to which we have agreed to indemnify each of them against certain liabilities and expenses incurred by them in connection with claims made by reason of their being directors and/or officers.

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

         Additionally, documents referred to in this Form 20-F may be inspected at our registered office, which is located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India.

                                 EXHIBIT INDEX

Exhibit No.           Description of Document
-----------           -----------------------

          *1.1        Articles of Association, as amended.
          *1.2        Memorandum of Association, as amended.
          *1.3        Certificate of Incorporation, as amended.
          *2.1        Form of Deposit Agreement among Rediff.com, Citibank,
                      N.A., and holders from time to time of American
                      Depository Receipts issued thereunder (including as an
                      exhibit, the form of American Depository Receipt).
          *2.2        Rediff.com's specimen certificate for equity shares.
          *2.3        Amended and Restated Shareholder Rights Agreement dated
                      February 24, 2000 between Rediff.com and the
                      shareholders of Rediff.com.
          *4.1        1999 Employee Stock Option Plan.
          *4.2        1999 Associate Stock Option Plan.
        ***4.3        2002 Stock Option Plan.
       ****4.4        2004 Stock Option Plan.
           4.5        2006 Employee Stock Option Plan.
          *4.6        Form of Indemnification Agreement.
           4.7        Indemnification Agreement dated November 8, 2005 between
                      Rediff.com and Sridar A. Iyengar.
           4.8        Indemnification Agreement dated November 8, 2005 between
                      Rediff.com and Ashok Narasimhan.
           4.9        Indemnification Agreement dated November 8, 2005 between
                      Rediff.com and Pulak Chandan Prasad.
          4.10        Indemnification Agreement dated November 8, 2005 between
                      Rediff.com and Joy Basu.
         *4.11        Sublease dated July 5, 1999 between Shreenathji Balaji
                      Computech Private Limited and Rediff.com.
         *4.12        Letter Agreement dated December 28, 1998 between
                      Rediffusion-Dentsu, Young & Rubicam Limited and
                      Rediff.com.
         *4.13        Promoters Agreement dated January 9, 1996 between Ajit
                      Balakrishnan and Diwan Arun Nanda.
        **4.14        Stock Purchase Agreement among Rediff.com, ValuCom and
                      shareholders of ValuCom dated March 21, 2001.
        **4.15        Stock Purchase Agreement among Rediff.com, India Abroad
                      and shareholders of India Abroad dated March 21, 2001,
                      as amended on April 27, 2001.
        **4.16        Amended and Restated Agreement and Plan of
                      Reorganization among Rediff.com, Thinkindia.com, Inc.,
                      Rediff Holdings, Inc., the principal stock holders of
                      Think India and certain other parties thereto dated
                      February 27, 2001.
     *****4.17        Agreement for sale of assets of Value Communications
                      Corporation dated April 8, 2004.
    ******4.18        Underwriting Agreement dated November 9, 2005 between
                      Rediff.com and Deutsche Bank Securities Inc.
          12.1        Certification of Principal Executive Officer pursuant to
                      Section 302 of the Sarbanes-Oxley Act of 2002.
          12.2        Certification of Principal Financial Officer pursuant to
                      Section 302 of the Sarbanes-Oxley Act of 2002.

          13.1        Certification of Principal Executive Officer pursuant to
                      18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
          13.2        Certification of Principal Financial Officer pursuant to
                      18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

****** Incorporated by reference to exhibits filed with the Registrant's Form 6-K filed on November 9, 2005.

                          INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----

Report of Independent Registered Public Accounting Firm on
the Consolidated Financial Statements                                    F-2

Consolidated Balance Sheets at March 31, 2005 and 2006                   F-3

Consolidated Statements of Operations for the years ended
March 31, 2004, 2005 and 2006                                            F-4

Consolidated Statements of Shareholders' Equity for the
years ended March 31, 2004, 2005 and 2006                                F-5

Consolidated Statements of Cash Flows for the years ended
March 31, 2004, 2005 and 2006                                            F-6

Notes to Consolidated Financial Statements                               F-7

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedule of Valuation and Qualifying
Accounts                                                                 F-29

Schedule of Valuation and Qualifying Accounts                            F-30

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders and Board of Directors of Rediff.com India Limited:



We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries ("the Company") as of March 31, 2005 and 2006, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2005 and 2006 and the consolidated results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2(b), these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company's general purpose financial statements.



Deloitte Haskins & Sells
Mumbai, India
September 28, 2006


                                       REDIFF.COM INDIA LIMITED

                                     CONSOLIDATED BALANCE SHEETS
                                    as of March 31, 2005 and 2006


                                                                                             2005                 2006
                                                                                      -------------------    -----------------
Assets
Current Assets
   Cash and cash equivalents                                                              US$ 10,069,356        US$53,093,635
   Trade accounts receivable, (net of allowances)
   US$1,434,910  and US$1,766,424 at March 31,2005
     and 2006 respectively)                                                                    3,093,372            5,376,373
   Prepaid expenses and other current assets (See Note 4)                                      1,881,875            1,665,678
   Recoverable income taxes                                                                      278,028              515,834
                                                                                      -------------------    -----------------
Total current assets                                                                          15,322,631           60,651,520

Property, plant and equipment - net (See Note 5)                                               2,557,753            5,531,672
Goodwill (See Note 6)                                                                          7,314,468            7,314,468
Other assets (See Note 7)                                                                        495,560              612,613

                                                                                      -------------------    -----------------
Total assets                                                                               US$25,690,412        US$74,110,273
                                                                                      -------------------    -----------------

Liabilities and Shareholders' equity
Current liabilities
   Accounts payable and accrued liabilities                                                 US$4,863,631         US$5,689,259
   Customer advances and unearned revenues                                                     1,014,419            1,549,310
                                                                                      -------------------    -----------------
Total current liabilities                                                                      5,878,050            7,238,569

Other liabilities                                                                                 15,859                1,428
                                                                                      -------------------    -----------------
Total liabilities                                                                              5,893,909            7,239,997
                                                                                      -------------------    -----------------

Commitments and contingencies (See note 18)                                                           --                   --
                                                                                      -------------------    -----------------

Shareholders' equity
   Equity shares: par value -- Rs.5,  Authorized:
     24,000,000 shares at March 31, 2005 and 2006 ;
   Issued and outstanding: 12,880,050 shares and
   14,539,600 shares at March 31, 2005 and 2006,
     respectively (See note 9)                                                                 1,543,938            1,726,318
Additional paid in capital                                                                    77,270,439          122,233,641
Accumulated other comprehensive loss                                                         (3,195,953)          (2,480,881)
Deferred compensation expense                                                                      (262)                    -
Accumulated deficit                                                                         (55,821,659)         (54,608,802)
                                                                                      -------------------    -----------------
Total shareholders' equity                                                                    19,796,503           66,870,276
                                                                                      -------------------    -----------------
Total liabilities and shareholders' equity                                                 US$25,690,412        US$74,110,273
                                                                                      -------------------    -----------------

See accompanying notes to consolidated financial statements


                                           REDIFF.COM INDIA LIMITED

                                    CONSOLIDATED STATEMENTS OF OPERATIONS
                            For each of the years ended March 31, 2004, 2005 and 2006


                                                                2004                    2005                  2006
                                                        ------------------      -----------------     -----------------
Operating revenues
India Online                                                 US$3,636,183           US$6,556,320         US$12,174,927
U.S. Publishing                                                 5,810,420              6,070,344             6,525,753
                                                        ------------------      -----------------     -----------------
Total revenues                                                  9,446,603             12,626,664            18,700,680
                                                        ------------------      -----------------     -----------------
Cost of revenues
India Online                                                    1,130,373              1,593,218             1,593,894
U.S. Publishing                                                 3,608,029              3,519,906             3,445,540
                                                        ------------------      -----------------     -----------------
Total cost of revenues                                          4,738,402              5,113,124             5,039,434
                                                        ------------------      -----------------     -----------------
Operating expenses
Sales and marketing                                               950,268              2,278,297             3,474,971
Product development                                             1,598,199              1,832,394             2,578,339
General and administrative                                      5,378,600              5,116,020             6,629,657
                                                        ------------------      -----------------     -----------------
Total operating expenses                                        7,927,067              9,226,711            12,682,967
                                                        ------------------      -----------------     -----------------
Operating (Loss) Income                                       (3,218,866)            (1,713,171)               978,279
                                                        ------------------      -----------------     -----------------
Other income (expense), net:
Interest income                                                   331,806                518,958             1,225,416
Foreign exchange (loss) gain, net                               (459,075)                  5,055             (975,488)
Miscellaneous income                                                2,137                  7,272                 2,253
                                                        ------------------      -----------------     -----------------
                                                                (125,132)                531,285               252,181
                                                        ------------------      -----------------     -----------------

(Loss) Income from continuing operations                      (3,343,998)            (1,181,886)             1,230,460
before income taxes
Income tax expense                                                (4,862)               (37,994)              (17,603)
                                                        ------------------      -----------------     -----------------
(Loss) Income from continuing operations                   US$(3,348,860)         US$(1,219,880)          US$1,212,857
Loss from discontinued operations (See Note 3)             US$(2,370,982)           US$(207,710)                    --
                                                        ------------------      -----------------     -----------------
Net (Loss) Income                                          US$(5,719,842)         US$(1,427,590)          US$1,212,857
                                                        ------------------      -----------------     -----------------
Weighted average number of equity shares
-- Basic                                                       12,799,997             12,850,424            13,487,212
Weighted average number of equity shares
-- Diluted                                                     12,799,997             12,850,424            13,763,989

(Loss) Earnings per share - Basic
continuing operations                                        Cents(26.00)           Cents(10.00)            Cents 8.99
discontinued operations                                           (19.00)                 (1.00)                    --
                                                        ------------------      -----------------     -----------------
(Loss) Earnings per share - Basic                            Cents(45.00)           Cents(11.00)            Cents 8.99
                                                        ------------------      -----------------     -----------------

(Loss) Earnings per share - Diluted
continuing operations                                        Cents(26.00)           Cents(10.00)             Cents8.81
discontinued operations                                           (19.00)                 (1.00)                    --
                                                        ------------------      -----------------     -----------------
(Loss) Earnings per share - Diluted                          Cents(45.00)           Cents(11.00)             Cents8.81
                                                        ------------------      -----------------     -----------------


(Loss) Earnings per ADS -- (where 2 ADSs
are equal
to 1 equity share) - Basic
continuing operations                                        Cents(13.00)            Cents(5.00)             Cents4.50
discontinued operations                                            (9.00)                 (0.50)                    --
(Loss) Earnings per ADS -- (where 2 ADSs are equal
                                                        ------------------      -----------------     -----------------
to 1 equity share) -- Basic                                  Cents(22.00)            Cents(5.50)             Cents4.50
                                                        ------------------      -----------------     -----------------

(Loss) Earnings per ADS -- (where 2 ADSs
are equal
to 1 equity share) - Diluted
continuing operations                                        Cents(13.00)            Cents(5.00)            Cents 4.41
discontinued operations                                            (9.00)                 (0.50)                    --

(Loss) Earnings per ADS -- (where 2
ADSs are equal                                          ----------------------  -----------------     -----------------
to 1 equity share) -- Diluted                                Cents(22.00)            Cents(5.50)             Cents4.41
                                                        ----------------------  -----------------     -----------------



See accompanying notes to consolidated financial statements


                                                      REDIFF.COM INDIA LIMITED

                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                    For each of the years ended March 31, 2004, 2005 and 2006

                                                  Equity Shares
                                                  (See note 9)
                                        ----------------------------------
                                           Number                                                      Accumulated
                                                                               Additional Paid            other
                                             of                                       in               Comprehensive
                                           Shares             Amount               Capital                Loss
                                        --------------    ----------------    ------------------    ------------------
Balance, as of April 1, 2003               12,795,200        US$1,534,308         US$76,903,671        US$(4,221,694)
Amortization of compensation related               --                  --                    --                    --
to stock option grants
Stock options exercised                        32,225               3,557                69,916                    --
Net loss                                           --                  --                    --                    --
Cumulative foreign currency
translation adjustment                             --                  --                    --             1,132,384
                                        --------------    ----------------    ------------------    ------------------
Balance, as of March 31, 2004              12,827,425        US$1,537,865         US$76,973,587        US$(3,089,310)

Amortization of compensation related               --                  --                    --                    --
to stock option grants
Stock options exercised                        52,625               6,073               296,852                    --
Net loss                                           --                  --                    --                    --
Cumulative foreign currency
translation adjustment                             --                  --                    --             (106,643)
                                        --------------    ----------------    ------------------    ------------------
Balance, as of March 31, 2005              12,880,050        US$1,543,938         US$77,270,439        US$(3,195,953)

Amortization of compensation related               --                  --                    --                    --
to stock option grants
Issue of Shares (including stock            1,659,550             182,380            44,963,202                    --
options exercised)
Net Income                                         --                  --                    --                    --
Cumulative foreign currency
translation adjustment                             --                  --                    --               715,072
                                        --------------    ----------------    ------------------    ------------------
Balance, as of March 31, 2006              14,539,600        US$1,726,318        US$122,233,641        US$(2,480,881)
                                        --------------    ----------------    ------------------    ------------------

See accompanying notes to consolidated financial statements



Chart Continued


                                            Deferred
                                          Compensation           Accumulated
                                             Expense                Deficit                 Total
                                        ------------------    ------------------     -------------------
Balance, as of April 1, 2003                   US$(1,136)       US$(48,674,227)           US$25,540,922
Amortization of compensation related                  426                    --                     426
to stock option grants
Stock options exercised                                --                    --                  73,473
Net loss                                               --           (5,719,842)             (5,719,842)
Cumulative foreign currency
translation adjustment                                 --                    --               1,132,384
                                        ------------------    ------------------     -------------------
Balance, as of March 31, 2004                    US$(710)       US$(54,394,069)           US$21,027,363

Amortization of compensation related                  448                    --                     448
to stock option grants
Stock options exercised                                --                    --                 302,925
Net loss                                               --           (1,427,590)             (1,427,590)
Cumulative foreign currency
translation adjustment                                 --                    --               (106,643)
                                        ------------------    ------------------     -------------------
Balance, as of March 31, 2005                    US$(262)       US$(55,821,659)           US$19,796,503

Amortization of compensation related                  262                    --                     262
to stock option grants
Issue of Shares (including stock                       --                    --              45,145,582
options exercised)
Net Income                                             --             1,212,857               1,212,857
Cumulative foreign currency
translation adjustment                                 --                    --                 715,072
                                        ------------------    ------------------     -------------------
Balance, as of March 31, 2006                        US$-       US$(54,608,802)           US$66,870,276
                                        ------------------    ------------------     -------------------

See accompanying notes to consolidated financial statements



                                                  REDIFF.COM INDIA LIMITED

                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   For each of the years ended March 31, 2004, 2005 and 2006

                                                                                  Years ended March 31,
                                                                -----------------------------------------------------------
                                                                      2004                 2005                 2006
                                                                -----------------    -----------------    -----------------

Cash flows from operating activities
------------------------------------

Net (Loss) Income                                                 US$(5,719,842)       US$(1,427,590)         US$1,212,857
 Loss from discontinued operations                                     2,370,982              207,710                   --
 Adjustments relating to continuing operations to
 reconcile net (loss) income to net cash (used in)
 generated from continuing operations:
 Depreciation and amortization                                         1,306,518              735,232            1,514,471
 Loss on sale of property, plant and equipment                            29,509                5,859               25,125
 Stock based compensation expense                                            426                  448                  262
 Changes in assets and liabilities:
     Trade accounts receivable                                         (451,212)          (1,213,581)          (2,283,001)
     Prepaid expenses and other current assets                           187,655            (745,091)              191,196
     Recoverable income taxes                                            205,223            (143,395)            (237,806)
     Other assets                                                       (38,354)              341,730            (117,053)
     Accounts payable and accrued liabilities                          (898,037)            2,064,992              824,440
     Customer advances and unearned revenues                             119,124              317,285              534,891
     Other Liabilities                                                     1,445                  473              (1,980)
                                                                -----------------    -----------------    -----------------
 Net cash (used in) generated from continuing operations             (2,886,563)              144,073            1,663,403
                                                                -----------------    -----------------    -----------------
 Net cash (used in) generated from discontinued operations             (373,744)            (509,568)               13,737
                                                                -----------------    -----------------    -----------------
     Net cash (used in) generated from operating activities          (3,260,307)            (365,495)            1,677,140
                                                                -----------------    -----------------    -----------------
 Cash flows from investing activities
 Payments to acquire property, plant and equipment                     (596,763)          (1,855,901)          (4,618,379)
 Cash received from discontinued operations (Sale
 of Valucom business)                                                         --              407,000                   --

 Proceeds from sales of property, plant and equipment                     34,980               24,810               33,645
                                                                -----------------    -----------------    -----------------
     Net cash used in investing activities                             (561,783)          (1,424,091)          (4,584,734)
                                                                -----------------    -----------------    -----------------

 Cash flows from financing activities
 Net proceeds from issue of equity shares                                 73,473              302,925           45,145,582
                                                                -----------------    -----------------    -----------------
     Net cash generated from provided by financing
       activities                                                         73,473              302,925           45,145,582
                                                                -----------------    -----------------    -----------------
 Effect of exchange rate changes on cash                               1,004,004             (83,156)              786,291
 Net (decrease) increase in cash and cash equivalents                (2,744,613)          (1,569,817)           43,024,279
 Cash and cash equivalents at the beginning of the year               14,383,786           11,639,173           10,069,356
                                                                -----------------    -----------------    -----------------
     Cash and cash equivalents at the end of the year              US$11,639,173        US$10,069,356        US$53,093,635
                                                                -----------------    -----------------    -----------------
 Supplemental disclosure of cash flow information:
      Income taxes paid                                                    US$--            US$27,981            US$30,053
      Interest paid                                                       US$942               US$189                US$--

 See accompanying notes to consolidated financial statements

                            REDIFF.COM INDIA LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Organization and Business

         Rediff.com India Limited (the "Company") was incorporated as a private limited company in India on January 9, 1996 under the Indian Companies Act, 1956 and was converted to a public limited company on May 29, 1998. The Company's American Depository Shares ("ADSs") are listed on the NASDAQ Capital Market (formerly the NASDAQ Small Cap Market).

         In February 2001, the Company established Rediff Holdings, Inc. ("RHI"), a Delaware Corporation, as a wholly-owned subsidiary to be a holding company for certain of its investments in the United States of America. On February 27, 2001, RHI acquired thinkindia.com, Inc ("thinkindia"), later renamed Rediff.com, Inc. On April 27, 2001, RHI acquired India Abroad Publications, Inc. ("India Abroad"), an offline and online news company.

         In March 2001, the Company acquired Value Communications Corporation ("ValuCom"), an Illinois Corporation that provided internet-based prepaid long distance services in the United States. On April 8, 2004, the Company sold its phone card business to Worldquest Networks, Inc. (See Note 3).

         The Company is in the business of providing online internet based services, focusing on India and the global Indian community. Its websites consists of interest specific channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and wireless short messaging services to mobile phone subscribers in India. Additionally, the Company publishes a weekly newspaper, India Abroad, in the United States and Canada.

         During the year ended March 31, 2006, the Company issued 3,026,480 ADSs representing 1,513,240 equity shares on account of Company's follow on offering in November 2005 at US$ 15.86 per ADS, the aggregate proceeds of which were US$47,999,973 (net proceeds of US$44,074,195 after deducting issuance costs of US$3,925,778).

2.       Significant accounting policies

         (a)      Principles of consolidation

         The consolidated financial statements include the accounts of the Company and its directly and indirectly held subsidiaries RHI, India Abroad, Rediff.com, Inc. and ValuCom, which have been consolidated from their respective dates of acquisition. All significant inter-company accounts and transactions are eliminated on consolidation.

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

         (c) Use of estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to uncollectible receivables, goodwill, deferred tax assets and retirement benefits. Actual results could differ from those estimates.

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

         Revenue from advertisement and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of e-mail messages to its users on behalf of advertisers and such revenues are recognized in the period when such e-mail messages are sent.

         The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination, and integration of the customers' content. Sponsorship contract revenues are recognized ratably over the term of the contract.

         Website development services principally consist of services relating to the designing of graphics, layout, artwork and content of the client's website. Revenue from such services on large contracts that take relatively longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time are recognized on completion of the entire contract. During fiscal years 2004, 2005 and 2006, such short-term contracts constituted substantially all of these services.

         E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store.

         Customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/debit card or checks, or whether the payment is to be made by the customer on cash-on-delivery ("COD") basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of the transactions executed for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. The Company recognizes as revenues the commission earned on these transactions and shipping costs recovered from customers.

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

         U.S. Publishing business

         U.S. Publishing business primarily includes advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes the advertising revenues of Rediff India Abroad, the website catering to the Indian community in the U.S.

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

         (e) Costs and expenses

         Costs and expenses have been classified according to their primary functions within the enterprise in the following categories:

         Cost of revenues

         Cost of revenues primarily include cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad newspaper, e-commerce marketplace related costs and related salaries. During the fiscal year ended March 31, 2004, the Company wrote back certain old accruals, which were no longer payable and which were earlier charged to costs of revenues amounting to US$ 41,000.

         Sales and marketing

         Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. During the fiscal years ended March 31, 2004 and March 31, 2006, the Company wrote back certain old accounts payable and accruals amounting to US$663,000 and US$54,000 respectively, which were no longer payable and which were earlier charged to sales and marketing expenses.

         Product development

         Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. (See note 2(h)). Product development expenses include bandwidth costs of US$660,166, US$896,478 and US$1,115,023 for the years ended March 31, 2004, 2005 and 2006 respectively.

         During the fiscal year ended March 31, 2006, the Company wrote back certain old accounts payable amounting to US$25,000, which were no longer payable and which were earlier charged to product development expenses.

         General and administrative

         These costs primarily include employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, depreciation, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, valuation allowances and other general expenses.

         During the fiscal years ended March 31, 2004 and March 31, 2006, the Company wrote off certain old accruals amounting to US$234,000 and US$30,000 respectively, which were no longer payable and which were earlier charged to general and administrative costs.

         (f) Cash and cash equivalents

         The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand and cash on deposit with banks.

         Cash and cash equivalents include short term bank deposits at March 31, 2005 and 2006, of US$8,777,756 and US$51,373,812 respectively, which have a remaining maturity of less than one year, but which are redeemable without penalty on demand.

         (g) Property, plant and equipment

         Property, plant and equipment are stated at cost. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

Furniture and fixtures.................................    5 to 10 years
Computer equipment and software........................     3 to 5 years
Office equipment.......................................    5 to 10 years
Vehicles...............................................          8 years
Leasehold improvements.................................          6 years
Website development costs..............................          3 years

         (h)  Website development costs

         Costs incurred in the operations stage that provides additional functions or features to the Company's website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs as incurred.

         (i) Goodwill and intangible assets

         The Company allocates excess purchase price over the historical cost of businesses acquired to intangible assets and goodwill based on their fair values.

         The Company tests the carrying balances of goodwill and intangible assets that do not have a finite life for impairment on January 1 each year or earlier upon the occurrence of a triggering event. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

         (k) Earnings/ Loss per share

         Basic earnings / loss per share from continuing operations and net income/ loss has been computed by dividing the income/ loss from continuing operations and net income/loss, respectively for the year by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted earnings/ loss per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive. The determination as to whether a potential equity share is anti-dilutive is based on the income/ loss per share from continuing operations. The Company also reports earnings/loss per ADS, where two ADSs are equal to one equity share.

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

         (m) Impairment or disposal of long-lived assets

         The Company evaluates its long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Company subjects such long lived assets to a test of recoverability, based on the undiscounted cash flows expected from use or disposition of such assets. Such events or circumstances would include changes in the market, technological obsolescence, and adverse changes in profitability or regulation. If the asset is impaired, the Company recognizes an impairment loss based on the estimated fair values using discounted cash flows and the carrying value of the asset. Assets to be disposed of are reported at the lower of the carrying value or the fair value less the cost to sell.

         (n) Stock based compensation

         The Company uses the intrinsic value method to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and non-employee directors for their services as directors and the fair value method to account for the compensation cost of stock options and awards granted to associates of the Company. The Company also applies FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25" to account for its stock option plans. The Company has adopted the pro forma disclosure provisions of SFAS 123 and SFAS 148 for its various plans. Had compensation cost for the Company's officer, employee and director stock based compensation plan been determined in a manner consistent with the fair value approach the Company's net (loss) income and basic and diluted
(loss) earnings per share as reported would have been increased to the pro forma amounts indicated below:


                                                                   Years ended March 31,
                                                      2004                  2005                  2006
                                                      ----                  ----                  ----

        Net (Loss) Income as
        reported.....................               US$(5,719,842)        US$(1,427,590)          US$1,212,857

        Add: Stock compensation
              expenses included in
              reported net income.....                        426                   448                   262
        Less: Total stock-based
              employee compensation
              expense determined under
              fair value based method
              for all awards..........                   (647,790)           (1,259,234)             (979,155)

        Adjusted pro forma............              US$(6,367,206)        US$(2,686,376)           US$ 233,964

        (Loss) Earnings per share -
        As reported...................
        Basic                                        Cents (45.00)         Cents (11.00)            Cents 8.99
                                                     -------------         -------------            ----------
        Diluted                                      Cents (45.00)         Cents (11.00)            Cents 8.81
                                                     -------------         -------------            ----------

        Adjusted pro forma............
        Basic                                        Cents (50.00)         Cents (21.00)            Cents 1.73
                                                     -------------         -------------            ----------
        Diluted                                      Cents (50.00)         Cents (21.00)            Cents 1.70
                                                     -------------         -------------            ----------


         The fair value of each warrant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

                                                Years ended March 31,
                                          2004            2005           2006
        Dividend yield..............          0%             0%            0%
        Expected life...............     4 Years        4 Years     1-4 Years
        Risk free interest rates....          5%          4.23%         4.23%
        Volatility..................      112.6%        111.17%          104%

      See Note 15 - "Stock based compensation" for other proforma disclosures.

      See "Recent Accounting Pronouncements" below regarding the applicability of the statement of financial accounting standards SFAS 123 R ("SFAS- 123R").

         (o) Allowances for doubtful accounts receivable and other recoverables

         Allowances are established for doubtful accounts receivable and for other recoverables for estimated losses resulting from the inability of customers to make contractually agreed payments. All receivables which are outstanding for 180 days or more are provided for. Allowances are also set up for a specific account receivable or other recoverable if the facts and circumstances indicate that such account receivable or other recoverable is unlikely to be collected.

         (p) Classification

         Certain prior years' balances have been reclassified to conform to the current year's presentation. These have no effect on previously reported results of operations or shareholders' equity.

3.       Discontinued operations and assets held for sale

         On April 8, 2004, Valucom sold its phone-card business, consisting primarily of the "Valucom" brand, trademarks, websites, internally built software, customer lists and certain hardware for US $ 500,000 to Worldquest Networks, Inc. ("WQN"). WQN paid US $ 200,000 of the total consideration at closing, the remaining US $ 300,000 was paid in twelve monthly installments of US $ 25,000 commencing May 2004. In addition, the Company also sold its inventory of prepaid identification numbers ("PINS") to WQN at its carrying value on April 8, 2004, for an additional consideration of US $ 102,424.

         In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the disposal of the phone-card business qualifies as discontinued operations at March 31, 2004 and 2005. Hence, the results of operations of the phone card business, as detailed below, are disclosed as discontinued operations in the Company's Consolidated Statements of Operations.

                                                                       Years ended March 31,
                                                   ---------------------------------------------------------------

                                                          2004                  2005                  2006
                                                   -------------------    ------------------    ------------------
Operating revenues ............................          US$4,487,598             US$98,922                 US$ -
                                                   -------------------    ------------------    ------------------
(Loss) Income from operations before taxes
(after eliminating inter-company
transactions) (Including impairment
charges of US$ 1,866,380
for the fiscal year ended March 31, 2004) .....           (2,370,982)             (207,710)                   (-)
                                                   -------------------    ------------------    ------------------
(Loss) Income from discontinued operations ....        US$(2,370,982)          US$(207,710)               US$ (-)
                                                   -------------------    ------------------    ------------------

         Upon approval of the plan of disposal in March 2004, the related long-lived assets of the phone card business which were subsequently disposed off were reported as held-for-sale and measured at their fair value less cost to sell. The impairment charge of US$1,866,380 resulting from the write down of goodwill and other assets have been reported as loss from discontinued operations.

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

4.    Prepaid Expenses and Other Current Assets

         Prepaid expenses and other current assets comprise of:

                                                     As of March 31,
                                                 2005             2006
  Prepaid expenses ........................   US$345,197       US$659,103
  Cost relating to shelf registration .....      626,061                -
  Vendor advances .........................      254,946           10,741
  Rent deposits............................      437,418          294,317
  Other advances and deposits..............      141,731          139,861
  Loans to employees.......................       36,706           73,885
  Accrued interest.........................       39,816          487,771
                                            ------------   --------------
                                            US$1,881,875    US$ 1,665,678
                                            ============   ==============

5.     Property, Plant and Equipment

         Property, plant and equipment comprise of:

                                                       As of March 31,
                                                       ---------------
                                                   2005                2006
                                                   ----                ----
Furniture and fixtures........................   US$595,556          US$646,506
Computer equipment and software...............    8,467,908          11,986,472
Office equipment..............................      322,472             334,860
Vehicles......................................      368,415             275,602
Leasehold improvements........................      197,493             286,705
Deferred website development costs............      281,636             675,685
Capital work in progress......................       63,363             270,770
                                               ------------        ------------
Property, plant and equipment, cost...........   10,296,843          14,476,600
Accumulated depreciation and amortization.....   (7,739,090)         (8,944,928)
                                               ------------        ------------
Property, plant and equipment, net............ US$2,557,753        US$5,531,672
                                               ============        ============

         As of March 31, 2005 and March 31, 2006, the Company had aggregate commitments for capital expenditures of approximately US$0.45 million and US$0.11 million respectively.

6.       Goodwill

         The Company's goodwill amounts as of March 31, 2005 and 2006 arise from its acquisition of India Abroad. The goodwill related to India Abroad has been allocated to the U.S. Publishing reporting unit which is also the reporting segment. The Company's business in India has been treated as a single reporting unit, and since none of the components in India benefited from the synergies from acquisitions in the United States, no goodwill was allocated to this reporting unit. The segment realignment did not effect the determination of reporting units or the allocation of goodwill. The Company has tested each reporting unit for impairment of goodwill annually, or earlier upon the occurrence of a triggering event.

         India Abroad

         In the fourth quarter of fiscal years 2004, 2005 and 2006 the Company performed its annual impairment test for goodwill of India Abroad. Management determined the fair value of the business using the discounted cash flow method in all years and established that the fair value of the reporting unit exceeded its carrying value indicating that goodwill was not further impaired.

         Valucom

         On April 8, 2004 the Company sold the phone card business for a consideration of US$ 500,000. During the fiscal year ended March 31, 2004, the Company recorded an impairment charge of US$ 1,661,222 for the Valucom goodwill (included in the loss from discontinued operations), based on the sale value of the phone card business.

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

         Six of the Company's largest shareholders beneficially hold approximately 61% of the Company's equity share capital in aggregate. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

         Included in the determination of net (loss) income are the following significant transactions with related parties:

                                                   Years ended March 31,
                                                   ---------------------
                                              2004        2005        2006
                                              ----        ----        ----
    Advertising revenues .................. US$11,537   US$53,991   US$43,299

     Balances with related parties include:
                                                           As of March 31,
                                                         2005          2006
                                                         ----          ----

    Receivable for advertising income............... US$25,156      US$25,004
    Loans to officers............................... US$28,918      US$13,507


         The Company grants unsecured loans to employees for acquiring assets such as housing property and vehicles and also for other personal purposes. These are recovered from the employees' salaries. The rates at which the loans are made to employees vary between 0% to 2%.

          The required repayments of loans by employees are as follows:

      Years ended March 31,
      ---------------------

    2007...........................................         US$59,037
    2008...........................................            40,368
    2009 ..........................................            19,570
    2010                                                         5165
    2011and thereafter.............................             6,135
                                                    ------------------
    Total payments.................................        US$130,274
                                                    ==================

9.       Shareholders' Equity

         On August 9, 2004, the authorized share capital of the Company was increased from 20,000,000 equity shares to 24,000,000 equity shares.

         During the year ended March 31, 2006, the Company issued 3,026,480 ADSs representing 1,513,240 equity shares on account of Company's follow on offering in November 2005 at US$ 15.86 per ADS, the aggregate proceeds of which were US$ 47,999,973 (net proceeds of US$ 44,074,195 after deducting issuance costs of US$ 3,925,778).

         During the fiscal year ended March 31, 2006, the Company also issued 292,620 ADSs representing 146,310 equity shares on account of the exercise of stock options pertaining to the 2002 and 2004 Stock Option plans at various grant prices, the aggregate proceeds of which were US$ 1,071,387.

10.      Retirement Benefits

         Gratuity

         The Company provides for gratuity, an unfunded defined benefit retirement plan covering eligible employees in India. This plan provides for a lump-sum payment to be made to vested employees at retirement, death or termination of employment in an amount equivalent to 15 days basic salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service.

         The following tables set out the status of the gratuity plans and the amounts recognized in the Company's financial statements for the fiscal years ended March 31, 2004, 2005 and 2006. The measurement date used is March 31 of the relevant fiscal year.


                                                                            Years ended March 31,
                                                               2004                  2005                 2006
                                                        -------------------   -------------------   ------------------
Change in benefit obligation
Benefit obligation at the beginning of the year.....            US$66,439             US$88,021            US$96,524
Actuarial(gain) loss....................... ........               (3,042)               (6,229)               5,618
Service cost........................................               14,875                16,923               21,479
Interest cost.......................................                5,350                 5,675                7,210
Benefits paid.......................................               (2,724)               (7,647)             (22,942)
Effect of exchange rate changes.....................                7,123                  (219)              (2,210)
                                                        -------------------   -------------------   ------------------
Benefit obligation at the end of the year...........            US$88,021             US$96,524           US$105,679
Unrecognized net actuarial loss (gain)..............                2,229                 8,517                2,976
 ...................................................    -------------------   -------------------   ------------------
Accrued liability...................................            US$90,250            US$105,041           US$108,655
                                                        -------------------   -------------------   ------------------

         Net gratuity cost for the years ended March 31, 2004, 2005 and 2006 comprise of the following:

                                                                            Years ended March 31,
                                                              2004                  2005                  2006
                                                        ------------------    ------------------    ------------------
Service cost.....................................              US$14,875             US$16,923             US$21,479
Interest cost....................................                  5,351                 5,675                 7,210
Recognized net actuarial (gain) loss.............                 (3,042)               (6,229)                5,618
                                                        ------------------    ------------------    ------------------
Net gratuity cost................................             US$ 17,184             US$16,369             US$34,307
                                                        ------------------    ------------------    ------------------

         The assumptions used in accounting for gratuity in the years ended March 31, 2004, 2005 and 2006 were as follows:

                                                                   Years ended March 31,
                                                   2004                      2005                      2006
                                                  -------                   ------                    ------
Discount rate                                       7%                        8%                        8%

Rate of increase in compensation            8% for first 2 years      8% for first year         8% for first 2 years
                                              and 5% thereafter       and 6% thereafter          and 5% thereafter

         The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial gain/ loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

         The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

                Years ending March 31,
                ----------------------

                2007 ..............................     US$9,303
                2008 ..............................    US$10,222
                2009 ..............................    US$12,127
                2010 ..............................    US$16,566
                2011 ..............................    US$20,982
                2012-2016..........................   US$111,343

         The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as of March 31, 2006.

         Provident Fund

         Employees based in India and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$77,677, US$87,710 and US$ 113,222 for the years ended March 31, 2004, 2005 and 2006 respectively.

         Compensated absences

         The Company provides for the cost of vacation earned based on the number of days of unutilized leave at each balance sheet date.

11.      Operating Leases

         The Company leases office space, computer equipment, high-speed telephone lines and residential apartments for employees under various operating leases. Operating lease expense that has been included in the determination of the net (loss) income is as follows:

                                                              Years ended March 31,
                                                              ---------------------
                                                   2004                2005               2006
                                                   ----                ----               ----
Office space ............................      US$452,077          US$436,798         US$443,955
Computers and equipments ................          29,214              18,378             36,863
Telecom leased lines ....................         504,450                   -                  -
Residential apartments for employees ....         113,549             110,865            106,079
                                             ------------        ------------       ------------
Total operating lease expense ...........    US$1,099,290          US$566,041         US$586,937
                                             ============        ============       ============

         The minimum annual rental commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

               As at March 31,
               ---------------

               2007 ..............................   US$477,529
               2008 ..............................   US$295,998
               2009 ..............................     US$5,503
               2010 ..............................            -
               2011 and thereafter ...............            -
               Total payments ....................   US$779,040

12.      Income Taxes

         The income tax expense (benefit) consists of:

                                                                         Years ended March 31,
                                                               2004               2005               2006
                                                               ----               ----               ----
     Current taxes -- all foreign (State tax)..........          US$4,862          US$37,994         US$17,603
     Deferred taxes, net of allowance.................                 --                 --                --
                                                         -----------------   ----------------    --------------
     Net income tax expense (benefit).................           US$4,862          US$37,994         US$17,603
                                                         =================   ================    ==============

         The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

                                                         As of March 31,
                                              ---------------------------------
                                                  2005               2006
                                                  ----               ----
   Depreciation and amortization............   US$2,693,150       US$3,237,131
   Bad debt allowance.......................        494,864            605,047
   Net operating loss carry forwards........     10,538,594         10,537,097
   Retirement benefits......................         70,011             76,385
   Others...................................            250              7,222
                                              --------------     --------------
                                                 13,803,869         14,462,882
   Less: Valuation allowance................    (13,803,869)       (14,462,882)
                                              --------------     --------------
   Net deferred tax asset...................   US$       --       US$       --
                                              ==============     ==============


         The Company increased the valuation allowance by US$1,704,681 for the year ended March 31, 2004 and decreased it by US$ 942,469 for the year ended March 31, 2005. The Company increased the valuation allowance by US$659,013 for the year ended March 31, 2006 mainly on account of increase in unabsorbed depreciation and amortization as compared to the previous year.

         The Company has not generated any taxable income in India to date, and therefore has not had to pay any Indian income tax since its inception. The Company has provided a full valuation allowance against the deferred tax asset since it is uncertain that the asset will be recovered. The Company's net operating loss carry forwards for its Indian operations aggregating approximately US$17.1 million as of March 31, 2006 will expire between April 1, 2006 and March 31, 2014. The Company also has unabsorbed depreciation carry forwards as at March 31, 2006 aggregating to approximately US$9.3 million.

         Recoverable income taxes mainly consist of tax deducted at source on income from advertising services and interest income, which the Company will claim as refund.

         As of March 31, 2006, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$2,953,000, which expire in years 2021 through 2025.

         As of March 31, 2006, Rediff Holdings, Inc., has net operating loss carry forwards of approximately US$7,655,000, for federal income tax purposes, which expire in years 2020 through 2026.

         Realization of the future tax benefits related to the deferred income asset is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that a full valuation allowance is required for each of the periods presented.

13.      Segments

         The Company has two reportable segments, namely, the India Online business and the U.S. Publishing business.

         (i) India Online business primarily includes revenues from online advertising and fee based services. Online advertising includes advertisements and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services.

         (ii) U.S. Publishing business primarily includes subscription and advertising revenues from the publication of India Abroad, a weekly newspaper published in the United States and Canada, and India in New York. It also includes the advertising revenues of Rediff India Abroad, the website catering to the Indian community in the U.S.A.

         As discussed in Note 3, on April 8, 2004, the Company sold the phone card business and has reported the results of the phone card business as discontinued operations. Accordingly, segmental information for the phone card business is not presented as the Company currently operates in above two business segments.

         During the year ended March 31, 2004, the Company discontinued its earlier practice of allocating the operating expenses to its segments as management does not use this information to measure the performance of these operating segments. The Company believes that allocating these expenses is no longer meaningful in evaluating segment performances since the Chief Operating Decision Maker's (the Company's Chairman and Managing Director) measure for segment results is the profits of the segment before operating expenses.

         Following are the segment results and segment assets for the years ended March 31, 2004, 2005 and 2006.


                                                    Years ended March 31,
                                                    ---------------------
                                        2004                                                     2005
                 India Online     U.S. Publishing                         India Online     U.S. Publishing
                   Business          Business             Total             Business           Business              Total
                 ------------     ---------------       ---------         ------------     ----------------        ----------

Revenues from
external
customers:

Advertising        US$ 2,184,411      US$ 5,129,229       US$ 7,313,640      US$ 4,135,225     US$ 5,567,102       US$ 9,702,327
Fee based
services               1,451,772            681,191           2,132,963          2,421,095           503,242           2,924,337

Inter segment
revenues:              3,636,183          5,810,420           9,446,603          6,556,320         6,070,344          12,626,664


Advertising               31,611             34,000              65,611              6,353                 -               6,353
Total revenues         3,667,794          5,844,420           9,512,214          6,562,673         6,070,344          12,633,017
Cost of
revenues
-Third-party           1,130,373          3,608,029           4,738,402          1,593,218         3,519,906           5,113,124


-Inter segment                 -                  -                   -                  -                 -                   -
Total cost of
revenues               1,130,373          3,608,029           4,738,402          1,593,218         3,519,906           5,113,124

Segment
Results            US$ 2,537,421      US$ 2,236,391       US$ 4,773,812      US$ 4,963,102     US$ 2,550,438       US$ 7,519,893

Segment Assets    US$ 13,935,845     US$ 10,220,059      US$ 24,155,904     US$ 16,270,665     US$ 9,195,006      US$ 25,465,671

[TABLE CONTINUED]


                              Years ended March 31,
                              ---------------------
                                               2006
                          India Online   U.S. Publishing
                          Business           Business            Total
                          ------------   ---------------       ---------
Revenues from
external
customers:

Advertising                US$ 8,502,520     US$ 5,931,028      US$ 14,433,548
Fee based
services                       3,672,407           594,725           4,267,132
                              12,174,927         6,525,753          18,700,680
Inter segment
revenues:


Advertising                        7,029                 -               7,029
Total revenues                12,181,956         6,525,753          18,707,709
Cost of
revenues
-Third-party                   1,593,894         3,445,539           5,039,434


-Inter segment                         -                 -                   -
Total cost of
revenues                       1,593,894         3,445,539           5,039,434

Segment
Results                   US$ 10,588,062     US$ 3,080,214      US$ 13,668,276

Segment Assets            US$ 64,417,947     US$ 9,563,787      US$ 73,981,735


         The following is a reconciliation of the segment results to the (loss) income from continuing operations before income taxes of the Company for the years ended March 31, 2004, 2005 and 2006.

                                         Years ended March 31,
                                         ---------------------
                                 2004               2005               2006
                                 ----               ----               ----
 Segment Result............. US$ 4,773,812     US$ 7,519,893    US$ 13,668,276
 Inter segment expenses ....        65,611             6,353              7029
 Operating expenses.........     7,927,067         9,226,711        12,682,967
 Other (Loss) Income .......      (125,132)          531,285           252,181
                                  --------           -------           -------
 (Loss) Income from
 continuing operations
 before income taxes........ US$(3,343,998)    US$(1,181,886)     US$1,230,460

         The following is a reconciliation of the segment assets to the total assets as at March 31, 2005 and 2006.


                                               As at March 31,
                                         2005                     2006
 India online business           US$ 16,270,665                US$64,417,947
 US Publishing business               9,195,006                    9,563,787
                                 ----------------------    -------------------
                                     25,465,671                   73,981,735
 Phone card business                    224,741                      128,539
                                 ----------------------    -------------------
 Total assets                    US$ 25,690,412                US$74,110,273


      Revenues derived from customers are as follows:

                                                               Years ended March 31,
                                                               ---------------------
                                                    2004                 2005                   2006
                                                    ----                 ----                   ----
        United States.......................     US$5,377,198       US$5,352,176        US$5,853,947
        India...............................        3,665,317          6,898,291          12,536,571
        Rest of the world...................          404,088            376,197             310,162
                                                ------------      -------------       -------------

        Total revenues......................     US$9,446,603      US$12,626,664       US$18,700,680
                                                 ------------      -------------       -------------


     Net property, plant and equipment by location is as follows:

                                                                 As of March 31,
                                                    ---------------------------------------
                                                          2005                   2006
                                                    ----------------       ----------------
          United States and Canada ................    US$ 207,310           US$ 205,760
          India ...................................      2,350,443             5,325,912
                                                    ----------------       ----------------
          Total ...................................  US$ 2,557,753         US$ 5,531,672
                                                    ----------------      -----------------

14.     Concentration of credit risk

         Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains a significant portion of its cash and cash equivalents in Indian Rupees with reputed banks in India.

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

         Significant clients

         No single client accounted for 10 percent or more of the total revenues for the years ended March 31, 2004, 2005 and 2006. As of March 31, 2005 and 2006, no one customer accounted for 10 percent or more of the accounts receivable balance.

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

         For the years ended March 31, 2004, 2005 and 2006, the Company recognized a compensation cost of US$426 and US$448, US$262 in respect of stock options granted to associates of the Company in accordance with SFAS 123.

         Activity in the warrants available to be granted under the 1999 ESOP is as follows:


                                                             Shares available to be granted as options
                                                                       Years ended March 31,

Employee Stock Option Plan 1999:                                   2004            2005           2006
                                                                   ----            ----           ----
Available to be granted, beginning of year.............            18,250           33,725        11,475
Forfeited..............................................            22,975            7,750           NIL
Options granted........................................           (7,500)         (30,000)           NIL
                                                                  -------         --------        ------
Available to be granted, end of year...................            33,725           11,475        11,475
                                                                  =======         ========        ======

         Activity in the warrants of the 1999 ESOP for the years ended March
31, 2004, 2005 and 2006 is as follows:

                                                         Years ended March 31,
                 -----------------------------------  -----------------------------   -------------------------------
                              2004                              2005                                2006
                 -----------------------------------  -----------------------------   --------------------------------
                  Shares                               Shares                              Shares
                  arising                              arising                             arising
                  out of                               out of                              out of      Weighted average
                  options    Weighted average price    options   Weighted average price    options          price
                  -------    ----------------------    -------   ----------------------    -------     -----------------

Outstanding at
the beginning
of the year.....    261,750   US$   6.49    Rs.  308     246,275     US$6.92     Rs. 300      92,150    US$6.45   Rs. 281
Granted.........      7,500    US$ 10.32      Rs 474      30,000    US$10.78     Rs. 500          --         --        --
Lapsed .........         --           --          --   (176,375)     US$6.13     Rs. 267    (46,150)  US$ 10.43   Rs. 465

Forfeited.......   (22,975)   US$   9.67     Rs  444     (7,750)     US$8.29     Rs. 362          --         --        --
Outstanding at
the end of the
year............    246,275   US$   6.92     Rs  300      92,150     US$6.45     Rs. 281      46,000   US$ 9.49   Rs. 423


         Activity in the warrants available to be granted under the 1999 ASOP is as follows:


                                                                  Shares available to be granted as options
                                                              --------------------------------------------------
                                                                            Years ended March 31,
                                                              --------------------------------------------------
    Associate Stock Option Plan 1999:                                 2004            2005             2006
                                                                      ----            ----             ----

    Available to be granted, beginning of year...........           109,650         109,650           103,650
    Forfeited............................................                --              --                --
    Options granted......................................                --         (6,000)                --
    Available to be granted, end of year.................           109,650         103,650           103,650

         Activity in the warrants of the 1999 ASOP for the years ended March 31, 2004, 2005 and 2006 is as follows:


                                                          Year ended March 31,

                              2004                             2005                            2006
                    Shares          Weighted        Shares           Weighted        Shares           Weighted
                    arising         average         arising          average         arising          average
                      out            price            out             price            out            price
                      of                              of                               of
                    options                         options                          options


Outstanding at
the beginning of
the year........    88,350    US$9.38   Rs 446     88,350    US$10.27   Rs. 446    35,000   US$4.67   Rs. 204
Granted.........        --         --       --      6,000    US$15.11   Rs. 659        --        --        --

Lapsed .........        --         --       --    (59,350)   US$13.81   Rs. 610        --        --        --

Forfeited.......        --         --       --         --          --        --        --        --        --
Outstanding at
the end of the
year...........     88,350   US$10.27   Rs 446     35,000     US$4.67   Rs. 204    35,000   US$4.56   Rs. 204


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

         Under the terms of the 2002 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rates set forth in each award. Each option grant carries with it the right to purchase a specified number of the Company's ADSs at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant.

         For the 2002 plan, the Company had, during the fiscal year ended March 31, 2003, obtained necessary approvals from regulators in India. During the fiscal year ended March 31, 2004, the Company made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan.

         Activity in the warrants available to be granted under the 2002 plan is as follows:


                                                               Shares available to be granted as options
                                                                         Years ended March 31,

      ADS linked Employee Stock Option Plan 2002:                    2004            2005           2006
      Available to be granted, beginning of year............          59,500         12,750         7,125
      Forfeited ............................................          69,250          4,875         5,875
      Options granted.......................................        (116,000)       (10,500)           --
                                                                  -----------      ---------      --------
      Available to be granted, end of year .................          12,750          7,125        13,000
                                                                  ===========      =========      ========

         Activity in the warrants of the 2002 plan for the fiscal year ended March 31, 2004, 2005 and 2006 is as follows:


                                                             Years ended March 31,
                                          2004                         2005                        2006

                                Shares      Weighted          Shares       Weighted      Shares       Weighted
                              arising out   average        arising out     average     arising out    average
                              of options     price         of options       price      of options      price
                              ----------     -----         ----------       -----      ----------      -----

Outstanding at the
beginning of the year.......     220,500    US$2.26          235,025      US$4.64        188,025     US$5.22
Granted.....................     116,000    US$7.75           10,500     US$10.98             --          --
Forfeited ..................     (69,250)   US$2.28           (4,875)     US$2.26         (5,875)    US$2.28
Exercised ..................     (32,225)   US$2.28          (52,625)     US$5.53        (94,400)    US$5.38
                               ----------   --------        ---------    --------       ----------   --------
Outstanding at the endof
the year ...................     235,025    US$4.64          188,025     US $5.22         87,750     US$5.26
                               ----------   --------        ---------    --------       ----------   --------

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

         Activity in the warrants available to be granted under the 2004 plan is as follows:


                                                                             Shares available to be granted
                                                                                      as options
                                                                                 Years ended March 31,

                   ADS linked Employee Stock Option Plan 2004:                    2005              2006
                                                                                  ----              ----
        Available to be granted, beginning of year...............               358,000            73,500
        Forfeited................................................                     -            47,125
        Options granted..........................................              (284,500)           (5,100)
                                                                               ---------         ---------
        Available to be granted, end of year.....................                73,500           115,525
                                                                               =========         =========

         Activity in the warrants of the 2004 plan for the fiscal year ended March 31, 2005 and 2006 is as follows:


                                                      Year ended March 31, 2005     Year ended March 31, 2006
                                                        Shares        Weighted        Shares        Weighted
                                                     arising out      average      arising out       average
                                                      of options       Price        of options        price
                                                      ----------       -----        ----------        -----

Outstanding at the beginning of the year......                -              -        284,500       US$ 10.84
Granted.......................................          284,500       US$10.84          5,100       US$ 14.68
Forfeited.....................................                -              -        (47,125)      US$ 10.78
Exercised.....................................                -              -        (51,910)      US$ 10.86
Outstanding at the end of the year............          284,500      US$ 10.84        190,565       US$ 10.74

         The following table summarizes information about stock options outstanding as at March 31, 2006:


                                                                  Options Outstanding
                                          -------------------------------------------------------------------------
                                            Number of            Weighted
            Range of Exercise Price          shares              average
                                            arising out         remaining              Weighted average
                                            of options        contractual life              Price
                                            ----------        ----------------              -----
                US$ 2.41 - 2.45                 87,125         0.66 years        US$    2.45          Rs.  109.21
                US$ 5.89 - 9.08                 21,875         1.25 years        US$    8.21          Rs.  366.47
                US$10.63 - 14.33               240,815         2.27 years        US$   11.24          Rs.  501.23
                US$14.77 - 15.27                 9,500         2.51 years        US$   14.97          Rs.  667.70


16.      Fair value of financial instruments

         The carrying amounts for cash, cash equivalents, short term bank deposits, accounts receivable, accounts payable and bank overdrafts approximate their fair values due to the short maturity of these instruments.

17.      Earnings/ Loss per share and ADS

         A reconciliation of the numerators and denominators used in the computation of the basic and diluted loss/earnings per equity share has not been provided for the years ended March 31, 2004 and 2005, since 319,542 and 304,957 stock options outstanding as on March 31, 2004 and 2005 respectively, which could potentially dilute the basic EPS in the future were anti dilutive in those years.

         For the year ended March 31, 2006, the following table sets forth the computation of basic and diluted income per share and ADS:

                                                      Year ended March 31, 2006
        Numerator:
        Net Income                                           US$ 1,212,857
        ----------                                           -------------
        Denominator:
        Weighted average equity shares                          13,487,212

        Denominator for basic calculations                      13,487,212
        ----------------------------------                      ----------
        Weighted average effect of dilutive shares:
        Employee Stock Options                                     276,778

        Denominator for diluted calculations                    13,763,989
        ------------------------------------                    ----------

        Earnings per share   - basic                            Cents 8.99
                             - diluted                          Cents 8.81
        Earnings per ADS     - basic                            Cents 4.50
                             - diluted                          Cents 4.41

18.      Commitments and contingencies

         Litigation

(a) On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters (the "Underwriter defendants") in the Company's June 2000 initial public offering (the "IPO") and listing of ADSs were named as defendants in the legal action of Khanna v. Rediff.com India Ltd. et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs in Khanna allege that the Company's registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended ("Securities Act"), the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act") and SEC Rule 10b-5. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against the Company and the other defendants propounding substantially the same allegations. All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York.

         On May 11, 2001, the Company received from the Underwriter defendants a demand for indemnification of the underwriters' legal fees and liabilities. The Company's Board of Directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers Liability Insurance, ("the D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverages for the Company's cost of defending the class action lawsuit, indemnification liabilities to its officers and directors, and indemnification liabilities to the Underwriter defendants. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. Based on Reserve Bank of India rate at March 31, 2006, the face amount of the D&O Policy is approximately US$20.04 million. The proceeds of the D&O Policy are available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately US$250,000 (based on the Reserve Bank of India rate at March 31, 2006), which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company.

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

(b) In connection with the Company's acquisition of India Abroad in April 2001, the Company has been advised by a holdout shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. The Company disputes this assertion and has offered the claimant approximately US$50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the

Company if the matter is not resolved. The Company believes that the outcome will have no impact on the Company's financial position, results of operations or cash flows.

(c) On June 21, 2000, we and our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000, the "RCC Complaint"), filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offense under Section 292 of the Indian Penal Code, 1860, as amended, or IPC, for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our website "www.rediff.com", provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the RCC Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition, or Writ Petition, was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000) seeking, among other things, relief setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of the Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. In the event that the Company is unsuccessful in its defense, the Company and its directors may face both criminal penalties and monetary fines.

(d) Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which purportedly owns copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that the Company was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because the Company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company's directors. The warrants as against two of the Company's directors were promptly cancelled and the warrant against one director was stayed. The Company is continuing to investigate the underlying facts of the complaint. The directors have presently been exempted from personal appearance and have filed an application for discharge of the complaint before the Magistrate. However, a recent judgment of the Supreme Court of India has held that applications for discharge cannot be heard by the Magistrate who will be conducting the trial in relation to a pending complaint. As such, the application for discharge of the complaint before the Magistrate now needs to be withdrawn and a fresh application for quashing the complaint will have to be filed in the High Court. Such application is under preparation and will be filed shortly. If they are unsuccessful after exhausting all legal remedies, the Company's directors could face both criminal penalties and monetary fines.

(e) A complaint was filed by Cartier International B.V. ("Cartier International") against Lotus Safetywear Ltd. ("Lotus Safetywear") and the Company alleging that Lotus Safetywear has used the trademark "Cartier" on products that are being sold on Rediff Shopping website. Cartier International is seeking a permanent injunction restraining the defendants, including the Company, from using without license or permission the "Cartier" trademark and/or such other identical or deceptively similar marks. Cartier International is also claiming damages in the amount of US$45,000. The Company has filed its response to Cartier International's allegations and has raised the following defenses: (a) it is Lotus Safetywear, and not Rediff.com, that has used the "Cartier" trademark and that the Company has not infringed on any of Cartier International's intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and not involved in the sale or purchase of the goods/products listed on the Company's website; and (c) vendors such as Lotus Safetywear are required to comply with the terms and conditions the Company imposes on vendors using Rediff Shopping, which includes providing the Company with the description of their products, prices and product images, and which also specifically provides that vendors shall not infringe on third party rights, including third-party intellectual property rights. While the Company believes that it has valid defenses to the action, in the event that the Company is unsuccessful after exhausting all legal remedies, the Company may face monetary fines.

         Other contingencies

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

19.      New Accounting pronouncements

         In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payments", or SFAS 123R. This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period). The Company is required to apply SFAS 123R, effective from the first fiscal year beginning after June 15, 2005 using the modified prospective method.

         In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No. 3. This statement changes the requirements for accounting and reporting of a voluntary change in accounting principle and changes required by an accounting pronouncement when the specific transition provisions are absent. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle. If it is impracticable to determine either the period-specific effects or the cumulative effect of the change, this statement requires that the new accounting principle be adopted prospectively from the earliest practicable date. SFAS No. 154 is effective in fiscal years beginning after December 15, 2005. The Company does not believe adoption of SFAS 154 will have a material effect on its financial position, results of operations or cash flows.

         In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". This Statement addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. The standard also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity with a separately recognized servicing assets or servicing liability to choose between an amortization method and a fair value method for subsequent measurement. SFAS 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. The Company presently does not have any servicing assets or liabilities.

         In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109". This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure, etc,. This interpretation is applicable from the fiscal year beginning after December 15, 2006. The impact, if any, on account of this interpretation is under evaluation.

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL
            STATEMENT SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS


To the Shareholders and Board of Directors
Rediff.com India Limited

We have audited the consolidated financial statements of Rediff.com India Limited as of March 31, 2005 and 2006 and for each of the years in the three year period ended March 31, 2006 and have issued our report thereon dated September 28, 2006 (included elsewhere in the Annual report on Form 20-F), which report expresses an unqualified opinion. Our audits also included the accompanying Schedule of Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



Deloitte Haskins & Sells
Mumbai, India
September 28, 2006

                  Schedule of Valuation and Qualifying Accounts

Allowance for trade accounts receivables


   Description         Balance at       Charged to cost       Write offs       Effect of        Balance
                      Beginning of        and expenses                       exchange rate      at end
                         Period                                                 changes         of period
------------------------------------------------------------------------------------------------------------
   Fiscal 2006        US$1,434,910           US$401,818       US$(45,018)      US$(25,286)    US$1,766,424
------------------------------------------------------------------------------------------------------------
   Fiscal 2005        US$1,229,677           US$205,840                -          US$(607)    US$1,434,910
------------------------------------------------------------------------------------------------------------
   Fiscal 2004        US$1,034,360           US$186,090       US$(90,000)       US$99,227     US$1,229,677


                                   SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                               REDIFF.COM INDIA LIMITED


                               By:    /s/ Ajit Balakrishnan
                                      -----------------------
                               Name:  Ajit Balakrishnan
                               Title: Chairman and Managing Director

Place: Mumbai
Date:  September 29, 2006

                                   SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                               REDIFF.COM INDIA LIMITED


                               By: /s/ Joy Basu
                                   ------------
                               Name:  Joy Basu
                               Title: Chief Financial Officer

Place: Mumbai
Date:  September 29, 2006