Form 20-F
period 2007-03-31
REDIFF COM INDIA LTD
filed 2007-09-26
CIK 1103783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ]           Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2007

[ ]	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

[ ]	Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

For the transition period from _____________ to _____________

Commission File Number 000-30735

REDIFF.COM INDIA LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,603,800 equity shares.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]	No [X]

TABLE OF CONTENTS

Page

CROSS REFERENCE SHEET	1
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS	3
FORWARD-LOOKING STATEMENTS	4
EXCHANGE RATES	5
SELECTED CONSOLIDATED FINANCIAL DATA	6
RISK FACTORS	8
BUSINESS	25
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	42
MANAGEMENT	53
RELATED PARTY TRANSACTIONS	62
EXCHANGE CONTROLS	63
TRADING MARKET	66
RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES	67
PRINCIPAL SHAREHOLDERS	71
TAXATION	73
USE OF PROCEEDS	79
CONTROLS AND PROCEDURES	80
PRINCIPAL ACCOUNTANT FEES AND SERVICES	81
PRESENTATION OF FINANCIAL INFORMATION	82
ADDITIONAL INFORMATION	83
EXHIBIT INDEX	89
INDEX TO FINANCIAL STATEMENTS	F-1

CROSS REFERENCE SHEET

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

See “Exchange Rates”, “Risk Factors” and “Selected Consolidated Financial Data”.

Item 4.	Information on the Company

See “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Additional Information”.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

See “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Item 6.	Directors, Senior Management and Employees

See “Management”.

Item 7.	Major Shareholders and Related Party Transactions

See “Principal Shareholders” and “Related Party Transactions”.

Item 8.	Financial Information

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2005, 2006 and 2007 and the related three-year period ended March 31, 2007. Also see “Business – Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Item 9.	The Offer and Listing

See “Trading Market”.

Item 10.	Additional Information

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Acquisitions and Divestments – Value Communications Corporation”, “Exchange Controls”, “Restriction on Foreign Ownership of Indian Securities”, “Taxation” and “Additional Information”.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Market Risks”.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Use of Proceeds”.

Item 15.	Controls and Procedures

See “Controls and Procedures”.

Item 16A.	Independent Audit Committee Financial Expert

See “Management”.

Item 16B.	Code of Ethics

See “Management”.

Item 16C.	Principal Accountant Fees and Services

See “Principal Accountant Fees and Services”.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2005, 2006 and 2007 and the related three-year period ended March 31, 2007.

Item 19.	Exhibits

See the Exhibit Index and the attached exhibits.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

In this annual report, all references to “we”, “our”, “us”, “Rediff”, “Rediff.com” and the “Company”, unless otherwise relevant to the context, are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India.

In this annual report, references to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. Our financial statements are prepared in Indian Rupees and presented in U.S. dollars except in case of our U.S. subsidiaries which are prepared in U.S. dollars. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). References to a particular “fiscal” or “financial” year are to Rediff’s fiscal year ended March 31 of such year.

Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the noon buying rate, in the City of New York, on March 31, 2007, for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.43.10 to US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have been performed using rates specified by the Reserve Bank of India.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions, that are “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

•	our goals and strategies;

•	our recently acquired businesses and other acquisitions, investments and divestments;

•	the importance and expected growth of Internet technology, including sales of personal computers and mobile phones;

•	the pace of change in the Internet market;

•	the demand for Internet services; and

•	advertising demand and revenues.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices, and the level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), from time to time. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian Rupee and the U.S. dollar may affect the market price of our American Depositary Shares (the “ADSs”), which  trade on the NASDAQ Global Market. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, Citibank, N.A., (the “Depositary”), of any cash dividends paid in Indian Rupees on our equity shares represented by the ADSs.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended March 31,	Period End (1)	Average(1)(2)	High	Low
		(Rs.)
2003	47.53	48.36	49.07	47.53
2004	43.40	45.78	47.46	43.40
2005	43.62	44.87	46.45	43.27
2006	44.48	44.21	46.26	43.05
2007	43.10	45.06	46.83	42.78

The following table sets forth the high and low exchange rates for the previous six months and are based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
	(Rs.)
March 2007	44.43	42.78
April 2007	43.05	40.56
May 2007	41.04	40.14
June 2007	40.90	40.27
July 2007	40.42	40.12
August 2007	41.15	40.25
September 2007 (until September 21, 2007)	40.81	39.81

On September 21, 2007, the noon buying rate in the City of New York was Rs.39.84 to US$1.00.

______________________

Notes:

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

SELECTED CONSOLIDATED FINANCIAL DATA

Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2006 and 2007 and the selected statement of operations data for the fiscal years ended March 31, 2005, 2006 and 2007 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm. The selected balance sheet data set forth below as of March 31, 2003, 2004 and 2005 and the selected statement of operations data for the fiscal years ended March 31, 2003 and 2004 are derived from U.S. GAAP financial statements which are not included in this annual report.*

	Fiscal Years Ended March 31, -
	2003	2004	2005	2006	2007
	(in US$ thousands, except per share data)

Statement of Operations data:
Revenues	US$8,572	US$9,446	US$12,627	US$18,701	US$28,676
Cost of revenues	5,560	4,738	5,113	5,039	5,416
Operating expenses	14,903	7,927	9,227	12,683	20,195
(Loss)/ Income from continuing operations	(12,177)	(3,349)	(1,220)	1,213	3,065
(Loss)/ Income from discontinued operations	(6,804)	(2,371)	(208)	--	--
Net (loss)/ income	US$(18,981)	US$(5,720)	US$(1,428)	US$1,213	US$6,963
(Loss)/ Earnings per Equity Share
(from continuing operations) – basic	US$(0.95)	US$(0.26)	US$(0.10)	US$0.089	US$0.48
(from discontinued operations) – basic	US$(0.53)	US$(0.19)	US$(0.01)	--	--
(Loss)/ Earnings per Equity Share – basic	US$(1.48)	US$(0.45)	US$(0.11)	US$0.089	US$0.48
(Loss)/ Earnings per Equity Share
(from continuing operations) – diluted	US$(0.95)	US$(0.26)	US$(0.10)	US$0.088	US$0.47
(from discontinued operations) – diluted	US$(0.53)	US$(0.19)	US$(0.01)	--	--
(Loss) Earnings per Equity Share – diluted	US$(1.48)	US$(0.45)	US$(0.11)	US$0.088	US$0.47
Weighted average number of equity shares
- Basic	12,795	12,800	12,850	13,487	14,543
- Diluted	12,795	12,800	12,850	13,764	14,924

	As of March 31,
	2003	2004	2005	2006	2007
	(in US$ thousands)

Balance Sheet Data:
Cash and cash equivalents	US$14,384	US$11,639	US$10,069	US$53,094	US$53,546
Current assets	18,015	15,293	15,323	60,652	65,851
Current liabilities	4,777	3,825	5,878	7,239	8,933
Total assets	30,332	24,868	25,690	74,110	86,493
Total shareholders’ equity	25,541	21,027	19,797	66,870	77,223

*
The selected financial data set forth above should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” and the financial statements and the notes to those statements included elsewhere in this annual report.

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

RCC Complaint

On June 21, 2000, we and our directors and others (including Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000, the “RCC Complaint”), filed by Mr. Abinav Bhatt, a 22-year-old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offense under Section 292 of the Indian Penal Code, 1860, as amended, or IPC, for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the RCC Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition, or Writ Petition, was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000) seeking, among other things, relief setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of the Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. In the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines.

IMI Complaint

A complaint was filed by the Indian Music Industry (“IMI”), a society representing various music companies in Magistrate’s Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Indian Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music, which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors filed an application for discharge of the complaint before the Magistrate. The application is pending hearing. Although our directors believe they have valid defenses, if they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

All of the foregoing actions require management time and cost. In addition, we can give no assurances that we will be successful in our defense of such actions. If any of our directors are subject to criminal penalties, we may be deprived of their services as directors.

Super Cassette Industries Complaint

A complaint was filed by Super Cassettes Industries Limited (“SCIL”), a producer and publisher of sound recordings and audio visual songs in India, against us and our Chairman/Chief Executive Officer as well as Ram Gopal Verma Films Private Limited, in the High Court of Delhi (Suit No. C.S. (O.S.) 736 of 2007). The complaint alleges violations of the Indian Copyright Law of 1957 through our placement on our website of video clips of certain songs from two Hindi films (Nishabd and Honeymoon Travels Pvt Ltd).  Pursuant to an

assignment, SCIL claims to own sole copyrights in the audio visual songs, sound recordings, lyrics and musical composition in the two films. The complaint seeks injunction relief, damages in the amount of Rs.2.0 million (approximately US$50,000) and other relief. In June 2007, we filed a written reply. We have since removed these clips from our website. The matter is now pending before the High Court of Delhi. All of these actions require management time and cost. In the event that we are unsuccessful in our defense, we and our Chairman/Chief Executive Officer may face penalties and fines. Please see the section entitled “Business — Legal Proceedings” in this annual report for more information on the litigation.

Other proceedings

We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.

For additional information regarding pending litigation filed against us, please see “Business — Legal Proceedings” in this annual report.

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

We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability.

We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2007, we had an accumulated deficit of approximately US$47.65 million. While we earned a net income of US$6.96 million for the fiscal year ending March 31, 2007, we may in the future incur additional net losses and negative operating cash flows. We expect to increase our spending as we continue to expand our services, advertise and promote our brand, and invest in the expansion of our infrastructure and sales and marketing staff. We have incurred and in the future may incur expenses in connection with acquisitions and investments. Accordingly, we will need to generate significant additional revenues in order to remain profitable. We may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will sustain our profitability or that we will not incur operating losses in the future. If we are unable to maintain profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.

Intense competition in our businesses could prevent us from sustaining our profitability.

Our businesses compete in various sectors including with Indian and foreign online content and services providers, and traditional print and television media companies. In recent times, we have witnessed increased competition in India from established foreign brands such as Google, Yahoo and MSN.  We are also subject to competition from companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to our customers or potential customers.  Many of our competitors have a longer operating history, greater name recognition and customer base, and greater management, financial, technical, marketing, sales, brand, and other resources than we do. They can use their superior experience and resources in a variety of competitive ways, including by investing more aggressively in research and development, creating superior content, making acquisitions, and competing more aggressively for advertisers. There has also been a trend toward industry consolidation so our smaller competitors today may become part of larger competitors in the future. If our competitors in our online business are more successful than we are at generating visitors and website traffic due to superior content and other service offerings or our competitors in our publication business are more successful at growing their circulation and advertising share, our revenues may decline.

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

Our Indian advertising revenues include revenues from other Internet companies, including those engaged in the business of job searches, travel, matrimonial and online shopping. Some of these companies are startups without proven long-term business models and are dependent on external funding for future growth. Any downturn in advertising spending from this segment could have an adverse impact on our revenues and profitability.

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

Our revenues could be adversely affected if we are unable to successfully adapt to new forms of pricing for the services and products we offer. For example, we understand certain of our competitors have been willing to charge for job-site advertising, not on the basis of clicks on hyperlinks, but only if clicks result in résumés being sent to the customers. Increased competition or the actions of our existing competitors may result in:

•	loss of visitors and website traffic;

•	loss of paid subscribers;

•	loss of advertisers;

•	reduced operating margins;

•	loss of market share; and

•	diminished value in our services.

Any one of these factors could materially and adversely affect our business, financial condition and operating results. For additional information regarding our competition, please see “Business – Competition” in this annual report.

Our quarterly operating results may fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause the price of our ADSs to decline.

Our quarterly results may also fluctuate significantly in the future based on a variety of factors. These factors could affect our long-term performance. Some of these factors include:

•	increased competition;

•	lower than expected revenues from one or more of our customers;

•	changes in prices for our product and service offerings;

•	increase in personnel, marketing and other operating expenses;

•	our ability to attract new users and to retain existing users at reasonable costs;

•	our ability to adequately maintain, upgrade and develop our website, our computer network and the systems that we use to process customer orders and payments;

•	the timing of our expansion plans in India and other geographic markets;

•	seasonality in retail sales;

•	technical difficulties, system or website downtime or Internet service disruptions; and

•	entry into new businesses requiring substantial investments.

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

Online Advertising

Our business strategy depends on the anticipated growth of online advertising in our markets and the growth of our revenues depends on increased revenues generated by online advertising. We anticipate that a high portion of our future revenues will continue to be derived from online advertising on our website. Online advertising is an evolving business and our ability to generate and maintain significant advertising revenues will (among others) depend on:

•	our ability to attract and retain advertisers at profitable rates in light of intense competition;

•	our ability to generate and continue to grow a large community of users with demographics attractive to advertisers;

•	advertisers’ acceptance of the Internet as an effective and sustainable medium;

•	the effectiveness of our advertising delivery, tracking and reporting systems; and

•	our ability to adapt, including technologically, to new forms of Internet advertising.

Different pricing models are used to sell online advertising, and it is difficult to predict which, if any, of the models will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. A reduction in traffic on our website may cause new advertisers not to enter into contracts with us and could cause existing advertisers not to renew their contractual arrangements with us, each of which, in turn, would reduce our potential advertising revenues. Additionally, any development of Internet software that blocks advertisements before they appear on a user’s screen may hinder the growth of online advertising and could materially and adversely affect our ability to grow our online advertising revenues and our business. Also, a slowdown in economic growth, and in particular a slowdown in the growth of companies that advertise on the Internet, may result in a reduction in our advertising revenues.

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

We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2007, our top ten advertisers in India accounted for approximately 42% of our India Online revenues. For the same period, for our U.S. publishing business, our top ten advertisers contributed approximately 33% of total U.S. publishing revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

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

Our online businesses rely heavily on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure, such as telephone lines leased from service providers. The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation, and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include:

•	system failures and outages caused by fire, floods, earthquakes, tsunamis, power loss, telecommunications failures and similar events;

•	software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems;

•	security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information; and

•	terrorist acts.

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

We have made several strategic acquisitions and investments in order to penetrate new markets, generate additional revenue streams and provide value-added services to our users. We may, if opportunities arise, acquire or invest in developing products, technologies or companies in the future. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Such transactions are accompanied by a number of risks, including:

•	the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;

•	the difficulty of assimilating the operations, third-party relationships and personnel of the acquired companies with our operations;

•	the potential disruption to our ongoing business and distraction of management during the acquisition and integration process;

•	the difficulty of incorporating acquired technology, software or content into our products, and unanticipated expenses related to such integration;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential unknown liabilities associated with acquired businesses;

•	failure to develop successfully new products or technologies;

•	failure to popularize such products or technologies and/or derive expected revenues therefrom;

•	unfavorable changes in business environment and government regulations; and

•	unfavorable changes in accounting rules and guidelines relating to our acquisitions.

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

A part of our India Online revenue growth for the fiscal year ended March 31, 2007 was from our fee-based Internet services, including paid e-mail services, other subscription services and wireless short messaging service in India. If not enough users adopt and use our fee-based Internet services, our growth may be adversely affected.

We depend on mobile operators to advertise our mobile products to their customers.

We have arrangements with most Indian mobile operators which allow the customers of such mobile operators to download ringtones, wallpapers and other products from our servers. These customers can also access information relating to news, business and other information from us by using short messaging services. Some operators permit us to selectively send SMS messages advertising our mobile products to a section of their customer base. The Telecom Regulatory Authority of India (“TRAI”) recently announced a plan to prevent unsolicited commercial communications to mobile phone users who sign up for a “Do Not Disturb” registry. At present it is not clear what implications this will have on us. Any regulatory action to restrict or reduce our ability to advertise our mobile products and services to mobile users may have an adverse impact on our future operating results.

Change in our mobile SMS short code (from 7333 to 57333) could negatively impact our revenues from mobile SMS services.

We have arrangements with most Indian mobile operators which allow the customers of such mobile operators to download ringtones, wallpapers and other products from our servers and also to access information relating to news, business and other services by keying in our four digit SMS short code (7333) from their mobile phones. The Department of Telecommunications of India has instructed all mobile service providers and content providers to change their SMS short code to a five digit number with a prefix “5” to the existing code and accordingly, we have adopted the revised five digit SMS short code (57333). If we are unable to communicate such change to mobile customers, this may have a negative impact on our earnings and cash flow.

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

We may be liable to third parties for information uploaded on or retrieved from our website.

We could be exposed to liability for content that may be accessible through our website or content and materials that we develop or that our users may upload or post in our social networking sites, message boards, chat rooms, blogs or other interactive services. For example, we are a party to a criminal writ petition filed in the High Court of Mumbai, India, which alleged that we, through our website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. We may also be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we post or products sold by third parties on our website. For example, we have been named as a defendant in proceedings filed by Cartier International B.V. (“Cartier International”) in the High Court of Delhi, India, where Cartier International seeks to obtain a permanent injunction against a vendor who used the trademark “Cartier” for selling products on our Rediff Shopping website. We could also become liable if confidential information is disclosed inappropriately on or through our website. It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. Please see the section entitled “Business – Legal Proceedings” in this annual report for more information on the litigation described above.

We offer Internet-based e-mail services, which could expose us to potential liabilities or claims resulting from:

•	unsolicited e-mail;

•	lost or misdirected e-mail;

•	illegal or fraudulent use of e-mail;

•	interruptions or delays in e-mail service; and

•	loss or deletion of data stored in mailboxes.

We recently launched a social networking platform called iShare which allows members to upload and share music, videos and photos. Under our terms of use, our members are responsible for their accounts and must agree and undertake not to post or upload any material that violates or infringes any copyright or other privacy laws and acknowledge that Rediff.com assumes no responsibility for the contents accessed or uploaded through this service. Nonetheless, we could be subject to litigation within or outside of India which could include civil or criminal prosecution and civil liability. Such litigation could be costly to defend, involve substantial management time and in such event we can give no assurance that we would succeed in defending any such litigation.

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

Consumers may sue us if any of the products or services that are offered on our website’s marketplace are defective, fail to perform properly or injure the user. Although our agreements with manufacturers and distributors whose products are displayed on our website’s marketplace typically contain provisions intended to limit our exposure to such liability claims, these provisions may not be sufficient to limit all of our liability from such claims. Product warranties are the responsibility of those who sell products on our website’s marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase. Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay significant damages. Allegations of impropriety, even if unfounded, or poor service provided by manufacturers and distributors on our website’s marketplace, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

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

The exchange rate between the Rupee and the U.S. dollar has changed substantially in the last two decades and could fluctuate substantially in the future. On an annual average basis, the Rupee declined against the U.S. dollar from 1980 to 2002. In May 2002, however, the Rupee began appreciating relative to the U.S. dollar, such that as per the cable transfer buying Rupee/U.S. dollar exchange rate quoted by the Federal Reserve Bank of New York, the Rupee gained approximately 12.18% of its value relative to the U.S. dollar from a rate of Rs.49.08 = US$1.00 in May 2002 to a rate of Rs.43.10 = US$1.00 as of March 31, 2007. As of July 31, 2007, the cable transfer buying Rupee/U.S. dollar exchange rate quoted by the Federal Reserve Bank of New York was Rs.40.18 = US$1.00, a 6.77% appreciation against the rate as of March 31, 2007 stated above. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have been performed using rates specified by the Reserve Bank of India.

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

As of March 31, 2007, our five largest shareholders beneficially owned an aggregate of approximately 59.9% of our Equity Shares. As a result, such shareholders acting collectively are able to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. In case of a special resolution, approval of three-fourths of the shareholders present and voting is required. Examples of actions that require a special resolution include:

•	amending our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuance to existing shareholders;

•	commencing any new line of business; and

•	commencing a liquidation.

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

For additional information regarding our principal shareholders, please see “Principal Shareholders” in this annual report.

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

For additional information regarding our intellectual property rights, please see “Business — Intellectual Property” in this annual report.

The limited installed personal computer base in India limits our pool of potential customers and restricts the growth of our business.

The market penetration of, or access to, personal computers, or PCs, and, consequently, the Internet in India is far lower than in the United States. According to the Indian Manufacturers’ Association of Information Technology (“MAIT”), personal computer sales for the fiscal year ending March 31, 2007 were estimated at 6.34 million units. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

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

Further, our growth could be limited by the cost of obtaining hardware, software and communications links necessary to connect to the Internet in India. If  much of India’s population is not able to afford access to the Internet, it may be difficult for us to execute our business strategy.

In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, broadband penetration rates in India are very low compared to other developed countries. According to a recent report published by CLSA Asia

Pacific Markets, India had a broadband subscriber base of 2.4 million as of March 31, 2007 as compared to 51.9 million for China.  If the broadband and telecom industry in India fails to register significant growth as has been experienced by other developed countries, our growth may also be affected.

The success of our e-commerce platform depends on its acceptance and growth in India, which is uncertain.

Many of our existing and proposed products and services are designed to facilitate e-commerce in India, although there is very little e-commerce currently being conducted in India. Demand and market acceptance for these products and services by consumers is highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into through the Internet and the validity of digital signatures, are governed in India by the Information Technology Act, 2000 (the “IT Act”). In addition, many Indian businesses have deferred deploying e-commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	lack of legal infrastructure relating to e-commerce in India;

•	lack of security of commercial data such as credit card numbers;

•	low number of Internet users in India; and

•	low levels of credit card penetration in India.

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

Changes in employee benefit policies or laws could affect our financial conditions and our ability to retain talent.

The Indian Finance Act of 2007 imposed a fringe benefit tax (“FBT”) on companies with respect to specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees.  The FBT is payable by the employer on the difference between the fair market value of options on the date of vesting and the exercise price thereof. The Government of India has not yet published guidelines on how the fair market value of the options should be determined. The new legislation permits the employer to recover the FBT from the employees. If we are not successful in recovering the FBT from our employees, this could cause our overall expenses to increase significantly, and impact our cash flows. Further, any passing on of the FBT by us to our employees may reduce the effectiveness of stock option grants in attracting and retaining talented employees.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. We cannot assure you that these liberalization policies will continue in the future. The 2004 general elections in India resulted in the election of a multi-party coalition government that relies on the support of political parties that have traditionally been opposed to the economic liberalization policies that have been pursued by previous governments. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including our business.

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

Our ability to acquire companies organized outside of India may depend on the approval of the Government of India and the Reserve Bank of India. Our failure to obtain approval for acquisitions of companies organized outside India may restrict our growth, which could negatively affect our revenues.

As part of our business strategy, we may plan to acquire complementary businesses, including businesses based outside of India. For the acquisition of a business based outside India we may, under certain circumstances, be required to obtain approval of the Reserve Bank of India and/or the Government of India. Under guidelines issued by the Reserve Bank of India, the acquisition of companies organized outside India is permitted under certain circumstances without prior approval if such acquisition does not exceed 300% of the Indian party’s net worth as of the date of the last audited balance sheet of the Indian party. This ceiling includes contribution to the capital of companies organized outside India, loans granted by the Indian party to such companies organized outside India and 100% of guarantees issued by the Indian party to or on behalf of such companies organized outside India.

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

Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs and, under certain circumstances, the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through stockbrokers registered with the Securities and Exchange Board of India (“SEBI”) in a domestic Indian stock market. As our Equity Shares are not listed on any Indian stock exchange, if you elect to surrender your ADSs and receive Equity Shares, you would be unable to redeposit outstanding Equity Shares with our Depositary and receive ADSs. Therefore, unless the law is changed, the number of outstanding ADSs and the trading volumes for all ADSs will decrease to the extent that Equity Shares are withdrawn from our depositary facility and not deposited for the re-issuance of ADSs, which may adversely affect the market price and the liquidity of the market for the ADSs.

Currently there is no public trading market for our Equity Shares in India or elsewhere which, together with existing Indian laws that restrict the conversion of outstanding equity shares into ADSs, reduce your ability to sell our Equity Shares represented by ADSs.

Currently there is no public trading market for our Equity Shares in India or elsewhere, and we cannot assure you that we will take steps to develop one or that we will be able to meet applicable listing guidelines or regulations to list our Equity Shares on a stock exchange in India or elsewhere. Our Equity Shares are currently only traded on the NASDAQ Global Market in the form of ADSs. Under current Indian laws and regulations, outstanding Equity Shares not listed in India may not be deposited into our depositary facility except in certain limited circumstances or with certain regulatory approvals. Thus, if you elect to surrender your ADSs and receive Equity Shares, you will not be able to trade those Equity Shares on any securities market. Further, you will be prohibited from re-depositing such unlisted outstanding Equity Shares with our Depositary.

Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for a renunciation in favor of a resident of India of rights to subscribe to equity shares pursuant to a rights offering or for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, unless the sale breaches the pricing guidelines laid down for this purpose by the RBI, which specify that where the equity shares of an Indian company are not listed on a stock exchange:

•
if the consideration payable for the transfer does not exceed Rs.2.0 million, at a price mutually agreed upon by the seller and the buyer, based on any recognized valuation methodology currently in use, on submission of a certificate from the statutory auditors of the Indian company whose equity shares are proposed to be transferred, regarding the valuation of such equity shares; and

•
if the consideration payable for the transfer exceeds Rs.2.0 million, at a price arrived at, at the seller’s option, in any of the following manners, namely: (i) a price based on earnings per share (EPS linked to the Price Earning (P/E) multiple), or a price based on the Net Asset Value (“NAV”) linked to book value multiple, whichever is higher; or (ii) a price which is the lower of the two independent valuations of the equity shares being transferred, one prepared by the statutory auditors of the company and the other by a Chartered Accountant or a Merchant Banker in Category 1 registered with Securities and Exchange Board of India.

Our management has broad discretion in using the proceeds from our securities offerings and cash from operations and therefore investors will be relying on the judgment of our management to invest those funds effectively.

Our management has broad discretion with respect to the expenditure of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2007, we held approximately US$53.55 million as cash and cash equivalents and short term deposits with banks on which we are earning interest. We intend to use these funds primarily to develop additional platforms for the growth of our online business, product development, and general corporate purposes, including capital expenditures and strategic investments, partnerships and acquisitions. However, there is a possibility that we may be unable to make successful strategic investments, partnerships or acquisitions in the near future. Further, there could be a risk that our management may use these funds in an inefficient or ineffective manner.

Our ADS market price is highly volatile and could drop unexpectedly in the future.

The stock markets in the United States have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Securities class action litigation has been instituted against us in the United States. Please see “Risk Factors – Pending and potential litigation against us could have a material adverse effect on our business and operating results and lower the market price of our ADSs” in this annual report for more information. Such litigation brought against us, even if unsuccessful, could damage our reputation and result in substantial costs and a diversion of our management’s attention and resources.

Owners of our ADSs may be restricted in their ability to exercise preemptive rights and thereby may suffer future dilution of their ownership position.

Under the Indian Companies Act, 1956, as amended (the “Companies Act”), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company’s equity shares which are voted on the resolution. U.S. owners of ADSs may not be able to exercise preemptive rights for Equity Shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the owners of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of such future issuance, the new securities may be issued to our Depositary, which, if there is a trading market for such new securities which may not be the case, may sell the securities for the benefit of the owners of our ADSs. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that owners of ADSs are unable to exercise preemptive rights granted in respect of the Equity Shares represented by their ADSs, their proportional interests in our company would be reduced.

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

It is uncertain whether we will be classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the current or any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. The valuation of our goodwill and other unbooked intangibles is based on our market capitalization, which may be less than anticipated or may subsequently decline. In addition, the composition of our active versus passive assets will be affected by the extent to which we spend the liquid assets we presently hold for business development purposes. If we were to be or become classified as a PFIC, United States investors in our ADSs or our Equity Shares may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares.

The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2007, we had an aggregate of 14,603,800 Equity Shares outstanding. Of the outstanding Equity Shares, 8,907,200 ADSs, representing 4,453,600 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may affect the price or liquidity of our Equity Shares.

On June 28, 2006, the Ministry of Finance of the Republic of India issued amendments to the “Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” (the “Scheme”). The amendments included a statement that Indian companies that have issued depositary receipts and/or foreign currency convertible bonds prior to August 31, 2005 will be permitted to comply with listing conditions on the Indian stock exchanges within three years of having started to make profits. At present, the manner in which the amendments to the Scheme prescribed by the Ministry of Finance will be interpreted and implemented, and how they would apply to us, is still uncertain. However, because we generated US$1.21 million and US$6.96 million of net income in fiscal 2006 and 2007, respectively, we may eventually be required to list our Equity Shares on an Indian stock exchange.

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

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of courts in the United States in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. A judgment of the courts in the United States shall be conclusive as to any matter directly adjudicated between the parties to the suit except if Indian courts were of the opinion that such judgment:

•	was not rendered by a court of competent jurisdiction;

•	was not rendered on the merits of the case;

•	appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which such law is applicable;

•	was obtained in proceedings which are opposed to “natural justice”; or

•	sustains a claim founded on a breach of any law in force in India.

BUSINESS

Overview

Our legal name is Rediff.com India Limited. We were incorporated on January 9, 1996 as Rediff Communication Private Limited under the Indian Companies Act. We converted to a public company on May 29, 1998. On February 15, 2000, we changed our name to Rediff.com India Limited. Our principal office is located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India, and our telephone number is +91-22-2444-9144. Our Internet address is www.rediff.com.

We are a leading Internet destination in India, focusing on providing world-class online consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features, sophisticated search engines, and mobile and online marketplace services.

We also publish two weekly newspapers aimed at the Indian-American community based in the United States and Canada: “India Abroad” and “India in New York”.

During the fiscal year ended March 31, 2003, our management reclassified our business segments and reviewed our performance on a new basis. In April of 2004, we sold our phone card business and in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the impairment or disposal of long-lived assets”, the operations of this business have been classified under discontinued operations. Currently we operate two business segments, the India Online business and the U.S. Publishing business.

In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and expenses, and we listed our ADSs on the NASDAQ Global Market. In November 2005, we issued 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on the NASDAQ. Our ADSs are currently listed and traded on the NASDAQ Global Market (formerly the NASDAQ National Market). The net proceeds of our ADS offerings have been used by us, and in future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.

During the years 2001 and 2002, while we waited for the Indian Internet user base to grow, we made a number of acquisitions in the United States to strengthen our offerings to people of Indian origin living in North America. First, we acquired “thinkindia.com”, an Internet website servicing people of Indian origin in the United States, for US$3.4 million. Next, in March 2001, we acquired Value Communication Corporation (“ValuCom”), a provider of online phone cards, for US$3.7 million plus deferred consideration payable over a period of two years. Subsequently, in July 2002, we concluded the acquisition of ValuCom by paying the deferred consideration of approximately US$3.1 million. In April 2001, we acquired India Abroad and India in New York, two weekly community newspapers based in New York, for approximately US$11.4 million.

We periodically evaluate the fair value of goodwill arising from these acquisitions by applying the guidelines of SFAS No. 142, “Goodwill and Other Intangible Assets”, and wrote off US$3.3 million, US$8.3 million and US$1.7 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. In accordance with SFAS No. 144, “Accounting for the impairment or disposal of long-lived assets”, the goodwill write-off relating to our ValuCom acquisition has been disclosed as results from discontinued operations. The residual value of goodwill as of March 31, 2005, 2006 and 2007 relates to our India Abroad business and amounts to US$7.3 million.

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

The growth of the user bases for internet and mobile phones, in turn, is dependant on government policies which facilitate a competitive and financially healthy telecom industry. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones. We believe that these government initiatives have begun to show results as a combination of lower prices for both personal computers (“PCs”) and Internet access (including broadband access) have led to growth in PC ownership and a corresponding growth in the number of Internet subscribers. This growth is evidenced by the following:

•	According to statistics released by the MAIT, the Indian PC market grew by 26% in terms of sales volume during the fiscal 2007 compared to fiscal 2006; and

•
According to the TRAI, India’s mobile subscriber base grew by 20 million subscribers during the first quarter of fiscal 2008, increasing the mobile subscriber base in India to 185 million as of June 30, 2007, a 65% increase compared to the same date last year.

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

Our Opportunity

Both Internet and mobile phone usage are at an early stage in India and, after a period of slow growth from 2000 to 2003, are starting to accelerate. We believe our opportunities are driven by the following factors:

•	We believe that we were an early mover in the Indian market; our brand is recognized and valued by Indian Internet users;

•	We offer services based on the latest technology; we believe that our platform is convenient to use and provides locally relevant services that have a high utility value for consumers;

•	We are one of the few Internet companies in India offering complete website services, such as e-mail, search, community, instant messaging, blogs, news and online shopping;

•
According to a recent report published by CLSA Asia Pacific Markets, India had a broadband subscriber base of 2.4 million as of March 31, 2007 as compared to 51.9 million for China. As penetration and usage of the Internet grow in India, we believe advertisers will increasingly use this medium as an additional advertising channel. We believe that as Internet advertising grows in popularity in India, we are well positioned, as one of India’s leading websites, to benefit from this growth;

•
Anticipated improvement in online payment infrastructure, distribution and fulfillment facilities, an increase in credit and debit card penetration rates and the development of alternative payment mechanisms for online purchases, such as cash on deliveries is expected to fuel the growth of e-commerce in India; and

•	In India, we expect mobile value-added services in the form of ringtones, games and chat services to increase in popularity as the mobile subscriber base increases.

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

Our Strategy

We believe our success is due to our focus on providing a full range of culturally relevant online products and services to Indians living in India and other parts of the world. We intend to continue to focus on providing the following services:

•
Online advertising services on our Rediff.com website, revenues from which currently account for a significant portion of our India Online business. These include banner advertising, performance based advertising, email and text link campaigns and sponsorship of editorial events. Our target client base for advertising and sponsorships include global companies doing business in India, domestic corporations and small and medium enterprises.

•
Our “Pay4Clicks” platform, which is an automated platform that allows merchants to advertise on the Rediff.com website, with a fee being charged to the merchant each time a user clicks on its advertisement.

•	Community and social networking platforms which connect people through an online network. Our community products and platforms include iShare, Get Ahead Q&A and Rediff iLand.

•
News and information services, including breaking news, a recently launched money channel Moneywiz as well as message boards for users to post their opinions, a facility for users to personalize news to those that suit their interests and periodic newsletters they can receive in their e-mail boxes. Our news and information channels cover politics, business, entertainment and sports.

•	Communication services, including e-mail and instant messaging. E-mail services are provided in a variety of Indian languages.

•	Mobile services, including facilities for downloading ringtones, mobile games, wallpapers, chat and email. We provide these services for both 2G and 2.5G mobile services.

•	Consumer and business services, including webhosting, domain name registration, matchmaking and astrology. Some of our consumer services are offered on a subscription basis.

•	Search and classified services, including facilities to locate local information on domestic airfares, job listings, images and businesses.

•
Online shopping services, including a platform for merchants in India to create online shops, package tracking facilities, and a facility for consumers to rate merchants. We offer a wide range of payment options to our consumers.

•	In the United States, publication of “India Abroad” and “India in New York”, as well as providing online services to the Asian Indian community.

Our Product and Service Offerings

India Online Business

Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 53.6 million online registered users worldwide as at March 31, 2007, we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

For the fiscal year ended March 31, 2007, the India Online business segment generated US$20.8 million of revenues, accounting for 72% of our total revenues.

Information and Content

We deliver information and content to our users in an easy to use interface. The information and content channels currently available to our users include news, business, movies, cricket/sports and several other topics of interest. We currently offer this information and content without charge to our users. We launched a new Rediff.com homepage in fiscal 2007 that incorporates Web 2.0 features which we believe enhance usability and our users' browsing experience.

We believe that a significant percentage of our online users are between 18 and 34 years old. As such, we place emphasis on reaching younger users through more focused information and content relevant to this audience.

Our primary information and content channels are broadly classified into news content and interest specific subjects. News content includes:

•
Current affairs and breaking news. Our in-house editorial staff and contract journalists provide our users with up-to-date news focused on events of interest to Indians, including feature news stories, interviews and online chats with leading Indian personalities. We provide breaking news and in-depth coverage of significant news and other events.

•
Business and Finance. Our recently launched Finance platform Moneywiz provides stock market quotes, company information and a personal portfolio tracker. In addition, we provide business news, feature articles, expert columns and interviews. Our business channel offers business news from India and coverage of Indian stock markets. This channel also provides regular columns and feature stories, as well as personal finance information.

•
Movies. Our movie channel offers coverage of movie news from Bollywood and Hollywood with box office information, regular columns, stories, interviews with movie personalities, movie reviews and slide shows.

•
Sports. Our sports channel provides coverage of Indian and global sporting news. We provide in-depth coverage of cricket news from India and around the globe, including statistics, scores and schedules, regular columns, feature stories and interviews. We also provide special coverage of major sporting events of specific interest to Indians.  In fiscal 2007, we introduced a platform called Predict and Win, a skill-based sports game where players earn points based on their prediction of sports matches.  The platform was launched in connection with the Cricket World Cup and has expanded to other sporting events.

Content for these channels is managed through a combination of in-house editorial staff, content syndication from newswires, content aggregation from other publications and news providers, and by partnering with specialized content providers. We also provide analysis of our in-house and aggregated news content and an opportunity for users to participate in discussions and debates on a variety of subjects online in our discussion forums. In fiscal 2007, the editorial content channel, Get Ahead, was enhanced by integrating a forum for questions and answers (“Q&A”).  Users can post questions and answers on various issues and vote for the most relevant answers within a community environment.  Prolific users are rated using a point system.  The Company also launched a service enabling external websites to create their own Q&A services using the Company’s technology.

We also operate a content crawling, aggregation and publishing platform, allowing us to aggregate and publish, at a relatively low cost, a variety of channels without actually incurring the expense of creating content.

Our registered users have the opportunity to receive updated news and information via e-mail by subscribing to a choice of newsletters.

Our website also allows users to search the Rediff.com archives, which contain over seven years of news and information, using our own search technology.

Community Features and Products

Through a single login facility, we provide a combination of free and paid community features and products to consumers and businesses. Our offerings include e-mail, instant messaging, chat, vertical search tools, Matchmaker, astrology services, blogs, message board, social networking and mobile services. Some of these features and products are offered without charge, while others are offered on a subscription or fee basis. Payment for our fee-based services can be made by credit cards and within India by check/demand draft or through direct debit of the user’s Internet banking account.

Our specific offerings include:

E-mail

We offer our users a variety of e-mail solutions tailored to their needs and we believe that we have priced each of our branded e-mail products competitively. All of our e-mail services offer Spam control and supports the use of English and eleven Indian languages. Our e-mail offerings are described below.

•
Rediffmail, our flagship e-mail service, is provided free of charge to our users. Its features include the ability to search for specific e-mails or attachments, a drag and drop feature, auto-completion of email addresses and unlimited free storage space (including the ability to send attachments of up to 10MB in size). Users can also subscribe to receive email over their mobile phone. In fiscal 2007, we introduced a new version of the web-based mail service to provide users with an experience akin to desktop-based e-mail products.  The e-mail service is also available in 11 Indian languages.  We also recently introduced the Access Mails Anywhere functionality, enabling mobile phone users to configure their Rediffmail account with their mobile phone and access their inboxes and respond to emails from their mobile phones.  As of March 31, 2007, we had approximately 48.5 million registered Rediffmail users.

•
Rediffmail Pro is a subscription e-mail service targeted at business users. Rediffmail Pro offers small businesses, as well as large corporations, the ability to select, subject to availability, their own domain name for e-mail addresses. Subscribers are given five e-mail addresses and 1GB of storage space, which can be allocated among different users and increased without limitation at an additional charge. Rediffmail Pro also offers enhanced address book features and enhanced virus protection. Users may also access their other e-mail accounts at other POP accounts through their Rediffmail Pro accounts. A one year subscription to Rediffmail Pro is currently priced at Rs.1,695 (approximately US$41). Rediffmail Enterprise Pro is a web based e-mail service for corporates having a large field force of agents/sales associates/dealers.

•
Rediff Business Solution is aimed at the small and medium enterprise (“SME”) segment in India. Through this product, we offer SMEs a range of web management services such as domain name registration, web hosting and business email. Features offered include 100MB web hosting service, a choice of Windows or Linux platforms, POP3 business e-mail sevice and the ability to register domain names for up to ten years.

Instant Messaging

Rediff BOL instant messenger is a free service that enables instant communication across the Internet with other Rediff BOL users, even for users with low bandwidth Internet connections. Users can make PC-to-PC voice phone calls, send text messages via Short Messaging Service (“SMS”) free of charge to mobile phones in India, create customized avatars and participate in chat rooms. Rediff BOL has also been upgraded to include a video messaging feature, allowing users to engage in interactive chats using both voice and video features. We also offer Rediff BOL users the ability to communicate with others who share their interests through various chat rooms organized by areas of interest and geographic locations in India and around the world. Our chat services are available free of charge.

Blogs

Rediff iLand, our Web 2.0-based blogging tool, is a free online interactive community where users can set up their own blogs and publish their thoughts and ideas directly and instantly to the Web and visit other blogs and comment on them. Users can also post pictures and create multiple blogs under a single username and password. We offer “Moblogs” – a mobile blogging feature which allows users to upload pictures or text from mobile phones directly onto their blogs – and we believe we were the first in India to offer this service.

Social Networking

Our recently launched social networking platform iShare allows users to upload videos, images and music and share these with other users. iShare is a social networking platform where users can meet other people and make new friends.

Rediff Connexions is our free online social networking product which allows users to become part of a network by creating and uploading profiles that include details about their profession, education and interests. Thereafter, users can invite friends to join their network and can become linked to a larger network. Connexions includes a tool that allows a user to search for people who provide specific services or products either from within a user’s network or from other users across the service.

In fiscal 2007, we created a forum for questions and answers with Get Ahead, our popular editorial content channel. This new social media platform allows users to post questions and answers on various issues, and vote for the most relevant answers, within a community environment. Prolific users of this platform are rated using a point system.

Search Services

As India’s Internet user base grows there is an increasing need for localization of services. Our search services are described below.

•
Fare Search, which allows users to search for and compare domestic airfares across Indian carriers.  Added features to Fare Search include the “Lowest Fare Finder” search tool, which charts out the lowest price points for up to 90 days, and the “Fare under Rs. 100/-”(US$3) search tool, which allows users to search for deep discounted air fares.  In addition, users can search for hotel accommodation across a large number of Indian cities with the “Hotel Search” facility.  Users can also access Fare Search on GPRS enabled mobile phones.

•
Job Search, which allows users to search for jobs across multiple job sites as well as private company and government job openings. Job Search also includes a tool that allows human resource consultants and recruiters to upload job vacancies, at no cost, directly to the Job Search website. We recently introduced the addition of a free email alert feature that allows users to stay updated on the latest job openings in their desired categories.

•
Product Search, which allows users to search for and compare product features and prices for several hundred SKUs across major Indian cities. Product Search features a “Price history” feature that enables users to track prices of different products on a month-on-month basis.

•
Newshound, our news service, which tracks over 1,000 news sources and which updates itself through a set of algorithms every few minutes and classifies relevant news and headlines within categories. Newshound is also accessible through general packet radio service (“GPRS”) enabled mobile phones.

•	Other search services, which include Image Search, Book Search and Ringtone Search.

Mobile Services

Rediff Mobile offers mobile phone users a number of value added services. Users order our value added services from their mobile phones by sending a request via SMS to 57333, which is our designated number for such services, or by browsing our content on GPRS or wireless application protocol (“WAP”) enabled mobile phones. For certain value added services, users can also place orders through our website, including downloads, contests, services, and news and information. Our mobile offerings are described below:

•
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

•
Contests. Users can participate in contests in which they can win prizes by correctly answering questions sent to them by SMS (Short Messaging Service, or text messaging). Users are charged for the cost of each outgoing SMS message which responds to a question.

•
Services. We offer users a variety of mobile phone related services by SMS, such as the ability to search, seek and interact with other users, play interactive games, and receive jokes and astrological predictions. Users are charged for the cost of each outgoing SMS message which requests the service.

•
News and Information. Users can stay updated on current events by receiving cricket scores, news and stock quotes by an SMS message. Users are charged for the cost of each outgoing SMS message which requests the news and information.

•
Subscription. Subscription based services have been introduced where customers can choose to subscribe for a monthly service for receiving daily SMS based information, jokes, or astrology related services for a fixed monthly fee.

•
E-mail and Instant Messaging. Rediffmail and Rediff BOL subscribers can receive, read and reply to e-mails and instant messages by SMS. Users are charged only a fee for each outgoing SMS which contains the e-mail or instant message.  In fiscal 2007, we introduced a Hindi language feature for Rediff BOL and a downloadable program for subscribers with Symbian OS mobile phones.

We have entered into agreements with major Indian mobile phone operators permitting their mobile phone users to access our offerings. Our agreements with these operators currently allow us to reach global systems for mobile communications (“GSM”)-based and CDMA-based cellular providers, covering almost the entire mobile footprint in India. Pursuant to the terms of our agreements with Indian mobile phone operators, we receive a portion of the amounts charged by these operators to their mobile phone users for using our mobile- based offerings. With these partnerships with Indian mobile phone operators, we believe that we have established an extensive footprint in the country for value-added mobile services.

Online Shopping

Rediff Shopping is an online marketplace which allows users to purchase products and services from various merchants. We offer products and services from merchants in various categories, the most popular of which currently include electronics, apparel, personal accessories, flowers and jewelry.

Customers can pay for their purchases using a variety of payment options, including credit cards, debit cards, online banking services, cash on delivery, gift vouchers and checks/demand drafts. We have entered into agreements with leading Indian banks to facilitate payment processes. We also have a check-drop and check-collection facilities in more than 25 of the largest towns in India.

Rediff Shopping also features a vendor rating system to enable online shoppers on our e-commerce platform to rate their shopping experience with different online merchants. Customers are invited to provide feedback when items are delivered, rating their experience with the vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the amount and type of feedback provided, after applying internal logic calculations.

Auctions

In 2005, we launched Rediff Auctions, an e-commerce platform that allows customers to use an online multi-price marketplace and bid for items listed for sale by vendors. We provide vendors with the software tools that they can use to upload and manage their online inventory. Vendor inventories are posted on the auction site and bids are accepted for a specific period of time, after which the customer with the highest bid wins the auction.

Our Revenue Sources

India Online business primarily includes revenues from online advertising and fee-based services. Online advertising includes revenues from advertisements and sponsorships from customers. Fee based services include revenues from online shopping, subscription services and wireless short messaging services.

Online Advertising

Online advertising on our site includes revenues from banner advertising, performance based advertising, email and text link campaigns and sponsorships of events. Our advertisers enter into agreements pursuant to which they either pay a fixed fee per thousand banner impressions for a given time-period, usually ranging from one month to one year, or a variable fee depending upon the number of click-throughs or leads provided to them through our website.

Some of our advertisers also enter into agreements pursuant to which they pay a fixed fee for a guaranteed number of impressions on our site. Our rate per thousand impressions, commonly referred to as CPMs, for banner advertisements varies, depending on banner size, location of the advertisements on our site, the targeted geographical area and the extent to which the advertisements are targeted to a particular audience. Discounts from standard CPM rates may be provided for higher volume and longer-term advertising contracts. We have introduced other formats for advertisers to broaden the appeal of the advertisements to our users, such as text links, image ads, video ads and combinations of these.

We had over 350 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2007. Our top ten advertisers accounted for approximately 54% of our India advertising revenues for the fiscal year ended March 31, 2007. A partial list of our advertising clients includes Bennett Coleman Group, Monster.com, Naukri.com, Bharatmatrimony.com, ICICI Group, Ebay.com, Makemytrip.com and Microsoft.

In fiscal 2005, we launched “Pay4Clicks”, which is an automated platform that allows merchants to advertise on the Rediff.com website, with a fee being charged to the merchant each time a user clicks on its advertisement. Users who click on an advertisement are directed to the merchant’s website or e-mail address or to the merchant’s mobile phone via SMS. Our Pay4Clicks platform is aimed at attracting Indian SMEs that have little or no online presence or have limited advertising budgets, thereby allowing them to reach a wider market for their products or services. We have also added a re-seller module to allow our partners to sell advertisements on the Rediff.com website.

In fiscal 2006, we launched our Rediff Classifieds platform, which is a performance-based advertising platform which allows the display of classified advertisements in accordance with defined categories. It has an automated ad creating and uploading front-end tool and a mechanism that allows advertisers to receive responses via SMS through any mobile phone in India.

Fee-based services

Revenues from fee-based services primarily include income from various paid subscription service products, from our online shopping marketplace and income from mobile services.

Subscription service revenues primarily include income from our various paid e-mail service products and our domain name registration and web hosting services. The revenue for subscription based service products is recognized ratably over the period of subscription.

Online shopping revenues primarily consist of commissions earned on the sale of electronics, books, music, apparel, confectionery, gifts and other items to customers who shop from vendors on our online store. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors’ product information on our website.

Fee-based revenues are also derived from providing mobile value-added services. We have contracts with mobile phone operators for sharing revenues from these services. SMS-based revenues are recognized when the service is performed.

Our Infrastructure

Technology

Our operating infrastructure is scalable and has been designed with a view to serving and delivering millions of page views per day. This allows users to access our products and services quickly and efficiently from different locations worldwide. Our infrastructure is also designed to provide high-speed access by forwarding queries to web-hosting sites with greater resources or lower loads. In addition, our webpages are generated, served and cached by servers located at co-location web hosting sites in India.

We use Apache and IIS servers located in India and which run on Linux, and Windows platforms. Servers in India are maintained mainly at Videsh Sanchar Nigam Limited (“VSNL”) and the Reliance Data Centre in Mumbai. We also use the Akamai Inc. content delivery network. We believe that using these hosting services enhances our ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. These hosting services also provide continuous customer service, multiple Internet connections and continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network- server intrusion and timeliness of content.

Online Advertising

Our sales and marketing professionals are responsible for seeking additional advertisers and e-commerce merchants, creating advertisements, as well as obtaining and analyzing customer feedback. Sales team members are based in Mumbai, New Delhi, Bangalore, Chennai, Hyderabad and New York. The sales team coordinates regularly regarding advertising across all of our businesses. Our sales team includes designers, copywriters, programmers, campaign managers and technology personnel. As of March 31, 2007, our sales team consisted of 111 sales and marketing professionals.

Many of the leading advertising agencies have expanded their operations with the establishment of interactive divisions. These divisions promote the Internet as an advertising medium among leading marketers in India. We closely interact and work with these advertising agencies in garnering larger online advertising budgets from their clients.

Our sales team sells advertising space on our websites. They focus their sales efforts on major advertisers in India as well as smaller corporations. Our sales team consults regularly with advertisers on design and placement of their web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

Online Shopping

Our shopping platform has a host of user-friendly features such as product search and detailed product category listing. The “tracking order”, “view account”, “shopping bag details” and “order status update by automated e-mail” features make online shopping more convenient for users. Users can pay for purchases by credit card, local check, cash-on-delivery (“C.O.D.”), Rediff gift vouchers or direct debit to an Internet banking account if they have an account with designated Indian banks. Our customer service officers address customer inquiries and solicit feedback from users to continuously improve our offerings. Customers are invited to provide feedback when items are delivered using our vendor rating system, rating their experience with a vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the amount and type of feedback provided, after applying internal logic calculations. We also have a dedicated customer phone support team to facilitate completing transactions.

Once a user places an order on our website, we process and collect payment (except where the method of payment is C.O.D.) and notify the merchant who then packages the product and arranges for delivery through one of our designated couriers or the user’s designated courier. We make payment to the merchant once we receive proof that the merchant has dispatched the product. Most products purchased through our website are delivered within ten business days. Product warranties are the responsibility of those who sell products on our website’s marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase.

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

Electronic Payments

We were among the first Internet companies in India to accept credit cards for online payments. Users can use all leading international and Indian credit cards and online money transfers for online payments. All online transactions are secured by Verisign Secure Socket Layer (SSL) technology.

We have entered into agreements with Citibank, N.A. and ICICI Bank Limited to automate Visa and MasterCard credit card payments through our website.

We also have arrangements with a number of major banks in India to facilitate online money transfers.

United States Publishing Business

Our United States publishing business primarily consists of the Rediff India Abroad website, which is targeted at the Indian-American community in North America, our India Abroad newspaper and our India in New York newspaper. For the fiscal year ended March 31, 2007, the United States publishing business generated US$7.9 million of revenues, accounting for 28% of our total revenues. We previously offered a Rediff Radio service in North America but discontinued this service in October 2005.

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

The paper is divided into five sections: News, Community, Business and Sports, Classifieds, and a Magazine. India Abroad’s content is targeted at Indians living in North America.

The paper is available for home delivery primarily in the United States and Canada. The annual subscription rate is US$32 in the United States. Subscriptions for six months, two years, five years and ten years are also available. India Abroad is also available at leading newsstands, Indian grocery stores and other retail outlets across North America, generally at US$1 per copy. Subscriptions comprise approximately 80% of our circulation.

India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also place classified advertisements through this website.

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

Competition

Online

There are a number of companies that provide websites focusing on India and the global Indian community. These companies compete with our websites for visitors, online advertising, e-commerce and subscription revenues. Competition for visitors, advertising revenue and e-commerce is intense and is expected to increase in the future as there are no substantial barriers to entry in our market.

Our ability to compete successfully depends on many factors including:

•	our ability to adapt to new technologies and to develop new products and services;

•	the user friendliness and popularity of our services;

•	our sales and marketing efforts;

•	the performance of our technology; and

•	ability to fund our operations.

We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet Service Providers (“ISPs”). Our current and anticipated competitors include:

•	Google;

•	Yahoo.co.in and Yahoo.com (Yahoo, Inc.);

•	MSNBC.co.in and MSN.com (Microsoft Corporation);

•	AOL.co.in;

•	IndiaTimes.com (Times Internet Ltd.); and

•	Sify (Sify Ltd.).

We also compete for advertisers and advertising revenue with other forms of media, such as print media, radio and television, as well as companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to our customers or potential customers.

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

•	India West;

•	Indian Express; and

•	News India Times.

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

We have registered our trademarks for “Rediff”, “Rediff on the Net and Design (Square)”, “Rediff.com” under various classes with the United States Patents and Trademarks Office.  We have received registration for our trademarks “Rediff.com”, “Rediffmail” and “Rediff Bol” in India.

Facilities

India

Our corporate headquarters are located in Mumbai, India, where we lease approximately 17,000 square feet, located in two buildings. In one facility we lease approximately 11,000 square feet and in the other, we lease a total of approximately 6,000 square feet under two separate lease agreements. The lease for our 11,000 square foot facility has been extended until January 20, 2008. The lease for our 3,000 square foot facility expired on October 31, 2006 and is under negotiation for an extension. The lease for our new adjoining offices expires on September 30, 2008. We also lease an area of approximately 600 square feet as a warehouse for our Mumbai office.

We lease office space for our branch offices in India. This includes an area of approximately 3,165 square feet of office space in New Delhi, the lease for which expires on November 30, 2009; an area of approximately 265 square feet in Bangalore, the lease for which expires on September 13, 2008; an area of approximately 240 square feet in Hyderabad, the lease for which expires on November 14, 2009; and an area of 1,200 square feet at Chennai, the lease for which expires on January 31, 2008.

United States

Our India Abroad subsidiary leases approximately 6,250 square feet of office space in New York, the lease for which expires on October 31, 2007.

Additionally India Abroad leases approximately 1,500 square feet for office space in Chicago, Illinois, the lease for which expires on March 31, 2008.

Legal Proceedings

Securities Actions

Khanna v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, four of our officers and directors, including Ajit Balakrishnan, our Chairman and Managing Director, a group of investment banks that acted as underwriters in our June 2000 IPO and listing of ADSs and we, were named as defendants in the Khanna Action, a class action lawsuit filed in the U.S. District Court for the Southern District of New York. The plaintiffs alleged that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and Rule 10b-5 under the Exchange Act. The plaintiff class in this lawsuit were all persons who purchased ADSs from the time of the IPO through April 14, 2001.

Several other class action lawsuits were subsequently filed against us and other defendants stating substantially the same allegations as set forth in the Khanna Action.

All the cases were consolidated before a single judge in the United States District Court for the Southern District of New York.

Shives et al. v. Bank of America Securities, LLC et al., United States District Court of the Southern District of New York, Case No. 01 CV 3814. On June 5, 2001, twenty-four companies, including us, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the Shives Action, a class action lawsuit filed in the U.S. District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors, including Ajit Balakrishnan. The plaintiffs in this lawsuit alleged that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. The plaintiffs alleged claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended, and the Securities Act against the underwriter defendants. The plaintiffs further alleged that the defendants, including us and certain of our officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the complaint defined a “Rediff.com Sub-Class” consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001.  This case was consolidated with several hundred other similar cases filed against other issuers who had IPOs in 2000 and 2001.

On November 24, 2003, plaintiffs’ counsel in the Khanna Action and Shives Action filed a Consolidated Amended Securities Class Action Complaint (“Consolidated Complaint”) which incorporated the material allegations from Khanna Action and Shives Action. On January 30, 2004, we and our officers and directors filed a motion to dismiss the Consolidated Complaint. The underwriter defendants filed a separate motion to dismiss. On October 15, 2004, the District Court judge granted in part and denied in part the motions to dismiss and set a pre-trial discovery schedule and referred the parties to a magistrate judge for settlement discussions.  The parties subsequently engaged in discovery and continued settlement discussions in parallel.  The settlement discussions resulted in an agreement by the plaintiffs to settle all claims against us and our officers and directors in exchange for a payment of US$2.5 million.  Our D&O insurance policy provider agreed to fund the entire amount of the settlement.  The settlement agreement was submitted to review by the Court and by all members of the putative class.  No class member submitted any objection to the settlement or exercised a right to opt-out of the settlement.  On July 12, 2007, the Court entered an order giving the settlement full and final approval and dismissing all claims against us and our officers and directors.  As there have been no appeals filed within 30 days of entry of the Court’s order, this litigation was finally concluded on August 12, 2007.

We may be subject to additional lawsuits of this nature filed in the future. We cannot predict the outcome of these lawsuits, nor can we predict the amount of time and expense that will be required to resolve these lawsuits. If these lawsuits become time consuming and expensive, or if there are unfavorable outcomes in any of these cases, there could be a material adverse effect on our business, financial condition and results of operations. We currently hold insurance policies for the benefit of our directors and officers (the “D&O Policy”), which provide coverage against certain claims. However, the amount of coverage may not be sufficient for our needs or the various exclusions in the D&O Policy could result in denial of coverage, in which case we would have to self-fund all or a substantial portion of our indemnification obligations.

Action Relating to Access to Pornographic Material

Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that we, through our website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the Complaint, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages.

Current Indian laws provide that if any person publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 (approximately US$2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 (approximately US$4,000).

Actions Relating to Copyright Violation

A complaint was filed by the IMI, a society representing various music companies in Magistrate’s Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors initially filed an application for discharge of the complaint before the Magistrate. The application is pending hearing. Although our directors believe they have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

A complaint was filed by SCIL, a producer and publisher of sound recordings and audio visual songs in India, against us and our Chairman/Chief Executive Officer as well as Ram Gopal Verma Films Private Limited in the High Court of Delhi (Suit No. C.S. (O.S.) 736 of 2007). The complaint alleges violations of the Indian Copyright Law of 1957 through our placement on our website of video clips of certain songs from two Hindi films (Nishabd and Honeymoon Travels Pvt Ltd), of which SCIL claims to own sole copyrights through an assignment in the audio visual songs, sound recordings, lyrics and musical composition. The complaint seeks injunctive relief, damages in the amount of Rs.2.0 million (approximately US$50,000) and other relief. In June 2007, we filed a written reply and submitted the following facts that: (i) these song clips were uploaded as an editorial feature due to the recent release of the two films believing these to be newsworthy, in the course of our regular activity and not for commercial purposes; (ii) the clips in question were not downloadable by our users; (iii) these clips were accompanied by editorial review as normally done for a film’s release; (iv) these were uploaded on our sites with the permission of the producer of these films or their publicists who had provided us with such clips for the intended use; and (v) the use of the these clips on our website was fair use, uploaded for its newsworthiness for promotional review and was non-commercial in nature. We have subsequently removed these clips from our website. The matter is now pending before the High Court of Delhi. These actions require management time and cost. In the event that we are unsuccessful in our defense, we and our Chairman may face penalties and fines.

Actions relating to Trademark Infringement

A complaint was filed by Cartier International against Lotus Safetywear Ltd. (“Lotus Safetywear”) and us alleging that Lotus Safetywear has used the trademark “Cartier” on products that are being sold on our Rediff Shopping website. Cartier International is seeking a permanent injunction restraining the defendants, including us, from using without license or permission the “Cartier” trademark and/or such other identical or deceptively similar marks. Cartier International is also claiming damages in the amount of Rs.2.0 million (approximately US$50,000). We have filed our response to Cartier International’s allegations and among the defenses we have raised are: (a) it is Lotus Safetywear, and not Rediff.com, that has used the “Cartier” trademark and that we have not infringed on any of Cartier International’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors such as Lotus Safetywear are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which includes providing us with the description of their products, prices and product images, and which also specifically provides that vendors shall not infringe on third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.

Other proceedings

We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.

Subsidiaries

Rediff Holdings, Inc. (“Rediff Holdings”) is our wholly owned subsidiary and is incorporated in the State of Delaware. Rediff Holdings holds all of the outstanding and voting shares of Rediff.com, Inc. (formerly, thinkindia.com) and substantially all of the outstanding and voting shares of India Abroad.

Rediff.com, Inc., which runs our U.S.-based Internet website, is incorporated in Delaware. India Abroad is a New York corporation, which publishes a weekly newspaper targeted primarily at the Indian community in North America. ValuCom, an Illinois corporation incorporated in 1996, is another subsidiary of Rediff.com India Limited. In April 2004, we sold ValuCom’s business to Worldquest Networks, Inc. (“WQN”).

Government Regulation

General

Our online business is primarily subject to regulation by the Ministry of Communications and Information Technology (“MCIT”), which was formed in October 1999 and is a part of the Government of India. We may also be subject to regulation by the MCIT and the TRAI.

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

New Telecom Policy, 1999

The New Telecom Policy, 1999 (“the New Telecom Policy”), deals with restructuring of the Indian telecommunications sector. The New Telecom Policy states that ISPs who wish to provide applications such as tele-banking, tele-medicine, tele-education, tele-trading and e-commerce, will be allowed to operate using infrastructure provided by various Internet access providers. The New Telecom Policy also provides that no license fees will be charged for providing the specific services, but registration with the Government of India will be required. The New Telecom Policy prohibits such service providers to provide switched telephony.

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

Encryption

Telecommunications in India are governed by the Indian Telegraph Act, 1885, as amended (the “Telegraph Act”), and the Indian Wireless Telegraphy Act, 1933, as amended (the “Wireless Act”). Pursuant to the Telegraph Act, the provision of any telecommunications services in India requires a license from the Government of India obtained through the Department of Telecommunications. While the Telegraph Act sets the legal framework for regulation of the telecommunications industry, the Wireless Act regulates the possession of wireless telegraphy equipment. Encryption hardware may be considered as an instrument capable of being used for the transmission and reception of telecommunications signals. Any person intending to use encryption hardware may be required to obtain prior permission from the Department of Telecommunications of the Government of India.

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

Imports

We may be required to import into India computer hardware and Internet related software purchased from foreign manufacturers for our business. These imports will be subject to the Export and Import Policy issued by the Ministry of Commerce of the Government of India. At the time of import, we may be required to pay a customs duty pursuant to the Customs Tariff Act, 1975, as amended. We will also be subject to the Foreign Exchange Management Act, 1999, and the rules thereunder (“FEMA”), in connection with payments in foreign currency to the manufacturers of these products. We may require the approval of the Reserve Bank of India if the payment in respect of such import is made beyond a period of six months from the date of shipment.

Ownership of Foreign Securities

We may wish to invest in the securities of foreign companies. The FEMA may require that we obtain permission from the Reserve Bank of India prior to making any such investment or that we meet certain conditions in order to make such investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and operating results should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report particularly in the “Risk Factors” section of this annual report.

Overview

We are a leading Internet destination in India focusing on India and the global Indian community. Our websites in India and the United States include information and content relevant to Indians, such as news, business, movies and cricket/sports, community features, such as e-mail, chat, messenger, e-commerce, matchmaker, astrology, blogs and mobile services. With 53.6 million online registered users worldwide as at March 31, 2007, we believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.

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

On April 8, 2004, we sold our phone card business to WQN. The results of the operations in the phone card business, are disclosed as discontinued operations in our consolidated statement of operations.

Our reportable business segments are:

•
India Online business, which primarily includes revenues from online advertising and fee-based services. Online advertising includes revenues from advertisements and sponsorships. Fee-based services include revenues from online shopping, subscription services and wireless short messaging services.

•	U.S. Publishing business, which primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers India Abroad and India in New York.

Revenues from our reportable business segments were as follows:

	For the Fiscal Years Ended March 31,
	2005	2006	2007
India Online business	US$6,556,320	US$12,174,927	US$20,759,227
U.S. Publishing business	6,070,344	6,525,753	7,916,298
Total revenues	US$12,626,664	US$18,700,680	US$28,675,525

We have incurred significant net losses and negative cash flows since our inception in January 1996. Although we earned net income of US$6.96 million for the fiscal year ending March 31, 2007, as of March 31, 2007, we had an accumulated deficit of approximately US$47.65 million. We will need to generate additional revenues, while controlling our expenses, to continue to increase our profits and to reduce our accumulated deficit.

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

Revenue Recognition

India Online business

Revenues from advertisement and sponsorships are recognized ratably over the contractual period of the advertisement, commencing from the time the advertisement is placed on our website. Revenues are also derived from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. Such revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Our obligations sometimes include guarantee of a minimum number of impressions or number of times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of corresponding revenues until the guaranteed impression levels are achieved. We also earn revenues from sending e-mail messages to some of our users on behalf of advertisers and these revenues are recognized in the period when such e-mail messages are sent.

We also earn revenues on sponsorship contracts, which include fees relating to the design, coordination and integration of the customers’ content, which are recognized ratably over the term of the contract.

Fee-based services include online shopping, subscription services and wireless mobile services. Online shopping marketplace revenues primarily consist of commission from the sale of electronics, apparel, books, music, confectionery, gifts and other items. Customers directly place orders with vendors through our website. When an order is placed, we inform the vendor through an intranet and also confirm whether payment has already been collected by us through credit card/debit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of transactions executed for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions and shipping costs recovered from customers. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors’ product information on our website.

Subscription revenues primarily include income from various subscription based products, such as paid e-mail, matchmaker, mobile based services, astrology and other services that cater to a cross section of our registered user base. Revenues for subscription based products are recognized ratably over the period of subscription.

We also derive revenues from providing value added mobile services such as ringtones, picture messages, logos, wallpapers, e-mail and other related products to mobile phone users. Our contracts are with third-party mobile phone operators from whom we receive a share of revenues for such services. SMS — based revenues are recognized when the service is performed.

U.S. Publishing business

U.S. Publishing business primarily includes revenues from subscription and advertising services from the publication of India Abroad, India in New York and our Rediff India Abroad website.

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

Depreciation and amortization

We depreciate/amortize our assets on a straight-line basis over the useful life of the assets, which range from three to ten years.

Goodwill

We allocate excess purchase price over the historical cost of businesses acquired to goodwill based on their fair values.

We test the carrying balances of goodwill for impairment on January 1 each year or earlier upon the occurrence of a triggering event.  The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Acquisitions and Divestments

Value Communications Corporation

On March 23, 2001, we acquired the entire outstanding common stock of ValuCom, a company engaged in selling prepaid long-distance calling cards primarily to the Indian community in the United States and Canada. The purchase consideration consisted of US$3.0 million, which was paid by us on March 23, 2001, plus a deferred consideration (called earn-out payments) payable over a period of two years which was contingent upon ValuCom’s achieving specified earnings levels in those years.

The transaction was accounted for by the purchase method in accordance with APB Opinion No. 16, which resulted in creation of an initial goodwill of US$3.7 million at March 23, 2001. Such goodwill increased to US$6.82 million at March 31, 2002 as a result of provisions for earn-out payments to ValuCom’s former shareholders and cash-out of ValuCom options. Such goodwill further increased to US$7.13 million at March 31, 2003 as a result of final earn-out payments made to ValuCom’s option holders.

On April 8, 2004, we sold our phone card business, consisting primarily of the “ValuCom” brand, trademarks, websites, internally built software, customer lists and certain hardware for US$500,000 to WQN.  In accordance with SFAS No.  144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the disposal of the phone card business qualified as discontinued operations at March 31, 2004.

India Abroad Publications, Inc.

On April 27, 2001, we acquired substantially all the outstanding voting shares of India Abroad Publications, Inc., a New York corporation primarily engaged in the publication of a weekly newspaper, India Abroad.

Pursuant to a stock purchase agreement, at the closing of the acquisition, we paid approximately US$11.4 million to the selling shareholders of India Abroad Publications, Inc. Simultaneously with this acquisition, the former principal shareholder repurchased certain assets for approximately US$1.1 million resulting in an estimated gain of approximately US$314,000, which has been recorded as reduction of goodwill.

We accounted for this acquisition by the purchase method, in accordance with APB Opinion No. 16, which resulted in the initial creation of goodwill of approximately US$10.5 million.

Goodwill Impairment

Our goodwill amounts arise from the acquisitions of Thinkindia.com, Inc., India Abroad Publications, Inc. and ValuCom. Our business in India has been treated as a single reporting unit, and since none of the components in India benefited from the synergies from acquisitions in the United States, no goodwill was allocated to this reporting unit.

We test for impairment of goodwill annually, or earlier upon the occurrence of a triggering event.

Current Trading and Business Outlook

We believe that the India Online market is entering a phase of accelerated growth as revealed by indicators such as the increase in the number of mobile subscribers, higher PC sales and the increased penetration of broadband connections as recognized and encouraged by the TRAI. During the fiscal year ended March 31, 2007, we continued our growth momentum with increases in our registered user base, paid subscribers and revenues.  We believe the online advertising industry is in a promising stage of development with more marketers experimenting with the medium with significantly larger budgets. Growth in this industry is largely dependent on the advertising industry collaborating with online providers like us to cohesively promote the medium to leading marketers across the country.

Our U.S. Publishing business, comprising the Rediff India Abroad website, our India Abroad newspaper and our India in New York newspaper, maintained its leadership position within the Indian-American community during the fiscal year ended March 31, 2007. Our U.S. Publishing business segment is mainly dependent on our ability to attract print and online advertisers while effectively managing costs through greater operational efficiencies across our businesses.

We believe the outlook for our India Online business during the fiscal year ending March 31, 2008 will be dependent on the continued growth of online advertising and fee-based business, which, in turn, is primarily driven by increase in the Internet user and mobile user bases.

Actual results may differ materially from those suggested by our forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to the impact on our business of a continued economic slowdown or a downturn in the sectors in which our clients operate, our ability to successfully implement our strategy, our ability to successfully integrate the business we have acquired with our business, demand for our online and offline service offerings, changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated. For further discussion on forward-looking statements, see the discussion under the “Forward-Looking Statements” section of this annual report.

Operating Results

The comparative analysis presented below relates to our continuing operations.

Fiscal Year Ended March 31, 2007 compared to Fiscal Year Ended March 31, 2006

Revenues.  Total revenues for the fiscal year ended March 31, 2007 increased by 53% to US$28.7 million from US$18.7 million for the fiscal year ended March 31, 2006. This increase was principally attributable to an increase in revenues from our India Online business and, to a lesser degree, the increase in revenues from our U.S. Publishing business.

India Online business.  We recognized US$20.8 million in revenues from our India Online business for the fiscal year ended March 31, 2007 as compared to US$12.2 million for the fiscal year ended March 31, 2006, representing an increase of US$8.6 million, or 70%, over the previous fiscal year. The increase in revenue was mainly due to increases in:

•
advertising revenues by US$7.7 million, primarily as a result of an increase in Internet advertising on our website due to an increase in the number of advertisers as well as an increase in advertising rates compared to the previous year; and

•
fee-based services by US$0.9 million due to an increase in revenues from our subscription services, mobile services and our online shopping marketplace. This resulted from greater usage of these services.

U.S. Publishing business.  We recognized US$7.9 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2007, as compared to US$6.5 million for the fiscal year ended March 31, 2006, representing an increase of US$1.4 million, or 21%, over the previous fiscal year. The increase in revenues was primarily due to increase in advertising revenues from our Rediff India Abroad website.

Cost of revenues.  Cost of revenues primarily includes cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad and India in New York newspapers, e-commerce marketplace related costs and related salaries. For the fiscal year ended March 31, 2007, cost of revenues was US$5.4 million, or 19% of total revenues, compared to US$5.0 million, or 27% of total revenues during the previous fiscal year.

We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2008 as compared to the fiscal year ended March 31, 2007, as we expect to incur additional costs to continue to grow our business.

Sales and marketing expenses.  Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. For the fiscal year ended March 31, 2007, sales and marketing expenses were US$5.9 million, compared to US$3.5 million for the fiscal year ended March 31, 2006, representing an increase of US$2.4million, or 67%, over the previous fiscal year. The increase was attributable to an increase in advertising and publicity costs as we continued to invest in promoting our brand and services, as well as an increase in Indian sales and marketing costs due to an increase in the number of sales and marketing staff we employed. The increase in advertising revenues in fiscal 2007 also led to a corresponding increase in incentive payments to sales employees during fiscal 2007 due to both the increase in the number of sales employees and higher per employee incentive payments.

We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2008, as compared to the fiscal year ended March 31, 2007, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel.

Product development expenses. Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the fiscal year ended March 31, 2007, product development expenses were US$3.8 million compared to US$2.6 million for the fiscal year ended March 31, 2006, representing an increase of US$1.3 million, or 49%. The increase was primarily due to an increase in bandwidth charges by US$0.6 million, and an increase in product development charges by US$0.5 million.

We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, depreciation and amortization, compensation cost for all employees under the Employee Stock Option Plan (“ESOP”) and sundry administrative costs. For the fiscal year ended March 31, 2007, general and administrative expenses were US$10.5 million compared to US$6.6 million for the fiscal year ended March 31, 2006, representing an increase of US$3.9 million, or 58%. This increase was primarily due to an increase of US$1.6 million in depreciation and amortization expense, primarily as a result of an increase in capital expenditure during fiscal 2007, an increase in ESOP compensation cost of US$1.3 million in fiscal 2007 as a result of expensing the fair value of options under Statement of Financial Accounting Standard No. SFAS No. 123(R) Share-based payments (“SFAS 123R”) and not recording such compensation costs using the intrinsic value method under Accounting Principles Board Opinion No. 25, and an increase of US$0.6 million on account of provision for doubtful debts.  We expect that as we continue to grow, our general and administrative expenses will continue to increase.

Other income (loss), net. Other income (loss), net primarily consists of interest income and foreign exchange gain or loss. During the fiscal year ended March 31, 2007, other income (net) was US$4.0 million compared to US$0.3 million for the fiscal year ended March 31, 2006, representing an increase of US$3.7 million. Interest income for the fiscal year ended March 31, 2007 was US$3.7 million, compared to US$1.2 million for the fiscal year ended March 31, 2006, representing an increase of US$2.5 million, or 205%. The increase in interest income was primarily due to an increase in interest income from our cash deposits with banks. This increase in interest income was primarily due to higher applicable interest rates from our Rupee denominated deposits during the fiscal year ended March 31, 2007 as compared to the fiscal year ended March 31, 2006. In fiscal 2007, we recorded a foreign exchange gain of US$0.1 million, compared to a foreign exchange loss of US$1.0 million in fiscal 2006, arising from the conversion of U.S. dollar amounts held by us to our functional currency for financial reporting purposes (i.e., the Indian Rupee).  Other income also includes US$0.1 million arising from sale of a minority investment in equity shares in an external company. The cost of this investment was impaired in the Company’s books and records in a prior year.

Net income.  As a result of the foregoing, our net income for the fiscal year ended March 31, 2007 was US$6.9 million, compared to a net income of US$1.2 million for the fiscal year ended March 31, 2006.

Fiscal Year Ended March 31, 2006 compared to Fiscal Year Ended March 31, 2005

Revenues. Total revenues for the fiscal year ended March 31, 2006 increased by 48% to US$18.7 million from US$12.6 million for the fiscal year ended March 31, 2005. This increase was principally attributable to an increase in revenues from our India Online business and, to a lesser degree, the increase in revenues from our U.S. Publishing business.

India Online business. We recognized US$12.2 million in revenues from our India Online business for the fiscal year ended March 31, 2006 as compared to US$6.6 million for the fiscal year ended March 31, 2005, representing an increase of US$5.6 million, or 86%, over the previous fiscal year. The increase in revenue was mainly due to increases in:

•	advertising revenues by US$4.37 million, primarily as a result of an increase in Internet advertising in India; and

•
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

Product development expenses. Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the fiscal year ended March 31, 2006, product development expenses were US$2.6 million compared to US$1.8 million for the fiscal year ended March 31, 2005, representing an increase of US$0.8 million, or 41%. The increase was primarily due to increase in bandwidth charges by US$0.2 million, an increase in product development charges by US$0.2 million and an increase in salary costs by US$0.2 million.

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

Other income (loss), net. Other income (loss), net primarily consists of interest income and foreign exchange gain or loss. During the fiscal year ended March 31, 2006, other income (net) was US$0.25 million compared to US$0.53 million for the fiscal year ended March 31, 2005, representing a decrease of US$0.28 million. Interest income for the fiscal year ended March 31, 2006 was US$1.23 million, compared to US$0.52 million for the fiscal year ended March 31, 2005, representing an increase of US$0.71 million, or 136%. The increase in interest income was due primarily due to interest on the net proceeds from our follow-on ADS offering in November 2005 and, to a lesser extent, higher applicable interest rates for our Rupee-denominated deposits during the fiscal year ended March 31, 2006 as compared to the fiscal year ended March 31, 2005. However, in fiscal 2006 we incurred a foreign exchange loss of US$0.98 million, compared to a foreign exchange gain of US$5,000 in fiscal 2005, arising from the conversion of U.S. dollar amounts held by us to our functional currency for financial reporting purposes (i.e., the Indian Rupee), due to the strengthening of the Indian Rupee against the U.S. dollar.

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

For the fiscal year ended March 31, 2005, we incurred a net loss of US$1.4 million and for the fiscal years ended March 31, 2006 and 2007, we earned net income of US$1.2 million and US$6.9 million, respectively. Although we earned profits in fiscal years 2006 and 2007, primarily due to increased revenues, we may in the future incur net losses and negative cash flows from operations, which would require us to continue to use the proceeds from the sale of our equity securities and ADSs to fund our operations and capital expenditures.

As of March 31, 2007, our accounts receivable balance was US$10.7 million compared to US$5.4 million as of March 31, 2006, net of allowances of US$2.7 million and US$1.8 million as of March 31, 2007 and 2006, respectively. This increase was principally due to the increase in our revenues. During the fiscal years ended March 31, 2005, 2006 and 2007, we had write-offs or provided allowances of US$0.2 million, US$0.4 million, and US$0.9 million, for delinquent trade receivables, respectively. These write-offs and allowances constituted 1.7%, 2.1%, and 3.3% of total revenues, respectively in those years.

Cash Flows

	For the Fiscal Year Ended March 31,
	2005	2006	2007
Net cash (used in) generated from operating activities:
- from continuing operations	US$144,073	US$1,663,403	US$6,544,790
- from discontinued operations	(509,568)	13,737	--
Total	(365,495)	1,677,140	6,544,790
Net cash used in investing activities	(1,424,091)	(4,584,734)	(8,248,943)
Net cash generated from financing activities	302,925	45,145,582	482,915
Effect of exchange rate changes on cash	(83,156)	786,291	1,673,903
Net (decrease)/increase in cash and cash equivalents	US$(1,569,817)	US$43,024,279	US$452,665

Fiscal Year Ended March 31, 2007

Net cash generated from continuing operations of US$6.5 million during the fiscal year ended March 31, 2007 was principally attributable to net income of US$6.9 million, primarily due to an increase in advertising and fee based revenues. Non-cash items of depreciation, amortization, allowances for doubtful debts and stock-based compensation cost totaled US$7.0 million due to increased capital expenditures and adoption of SFAS.123R.  This was offset by an increase in working capital of US$4.9 million, which increase was primarily due to an increase in gross accounts receivable of US$6.2 million and an increase in recoverable income taxes of US$1.3 million which was partially offset by an increase in accounts payable and accrued liabilities of US$1.9 million.

Net cash used in investing activities during the fiscal year ended March 31, 2007 was US$8.2 million, consisting principally of purchases of servers and other capital equipment aggregating to US$7.8 million in connection with the expansion of our network and data storage facility.

Net cash provided by financing activities during the fiscal year ended March 31, 2007 was US$0.5 million, which represented the net cash proceeds from our employee stock options exercised during the year.

As of March 31, 2007, we had aggregate commitments for capital expenditures of approximately US$53,257.

Fiscal Year Ended March 31, 2006

Net cash generated from continuing operations of US$1.7 million during the fiscal year ended March 31, 2006 was principally attributable to the net income for the year of US$1.2 million, primarily due to an increase in advertising and fee based revenues. Non-cash items of depreciation and amortization totaled US$1.5 million due to increased capital expenditures. This was offset by an increase in working capital of US$1.1 million, which increase was primarily due to an increase in accounts receivable of US$2.3 million which was partially offset by an increase in accounts payable and accrued liabilities of US$0.8 million and an increase in customer advances and unearned revenues of US$0.5 million.

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

Fiscal Year Ended March 31, 2005

Net cash generated from continuing operations of US$144,000 during the year ended March 31, 2005 was principally attributable to the reduction of our net loss from continuing operations to US$1.2million, which included non-cash items of depreciation and amortization of US$0.7 million. This was achieved through a combination of improvement in our revenues, control over our expenditures and better working capital management. Other significant contributors included an increase in accounts payable and accrued liabilities of US$2.1 million, an increase in unearned revenues of US$0.3 million, and decrease in other assets of US$0.3 million. These were partially offset by an increase in accounts receivable of US$1.2 million increase in prepaid expenses and other current assets of US$0.7 million and increase in recoverable income taxes of US$0.1 million.

Net cash used in investing activities during the fiscal year ended March 31, 2005 was US$1.4 million, consisting principally of purchases of computers and other capital equipment in connection with the expansion of our network which was partially offset by cash inflows from the sale of ValuCom phone card business.

Net cash provided by financing activities during the fiscal year ended March 31, 2005 was US$303,000, which represented cash received for employee stock options exercised during the year.

As of March 31, 2005, we had aggregate commitments for capital expenditures of approximately US$450,144.

Contractual Obligations

Our contractual obligations relate to operating leases and capital commitment, payments for which are to be made as per the table below:

Years ended March 31,	Operating Leases	Capital Commitments
2008	US$477,529	US$53,257
2009	295,998	--
2010	5,503	---
2011 and thereafter	--	--
Total payments	US$779,040	US$53,257

 Capital Expenditures

Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites and leasehold improvements. In fiscal 2007, 2006 and 2005, we had capital expenditures of US$7.8 million, US$4.6 million and US$1.8 million, respectively.

Dividends

We have not declared or paid any cash dividends on our equity shares since our inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. For additional information, please see the sections of this annual report entitled “Risk Factors – Risks Related to our Business” and “Taxation”.

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

Income Tax Matters

As of March 31, 2007, we had net operating loss carry forwards for our Indian operations aggregating approximately US$14.4 million, which will expire between April 1, 2007 and March 31, 2014.  We also have unabsorbed depreciation carry forwards as of March 31, 2007 aggregating approximately US$7.1 million.

As of March 31, 2007, Rediff Holdings, Inc., our U.S. subsidiary and the holding company of our Rediff.com, Inc. and India Abroad Publications, Inc. investments, had net operating loss carryforward of approximately US$5.8 million for federal income tax purposes. These net operating loss carryforwards expire in years 2020 through 2025.

As of March 31, 2007, ValuCom had a net operating loss carryforward of approximately US$2.9 million. This loss will expire in years 2021 through 2025. Following the sale of its phone-card business to WQN in April 2004, ValuCom currently does not engage in any business activity.

Whether we will be able to realize the future tax benefits related to the deferred income tax asset is dependent on many factors, including our ability to generate taxable income within the net operating loss carry forward period. Management considered these factors and believed that a full valuation allowance of the deferred tax assets was required for the period presented.

For the years ended March 31, 2006 and 2007, the provision for current income taxes was approximately US$18,000 and US$83,000, respectively.

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

While we hold a major portion of our cash and cash equivalents in Indian Rupee denominated bank accounts, we still hold a portion of the net proceeds from our November 2005 follow-on ADS offering in a U.S. dollar-denominated bank account. The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2007:

As of March 31, 2007
(in thousands)

Accounts payable in U.S. dollars	232
Accounts receivable in U.S. dollars, net of allowance	140
Cash balances held in U.S. dollars	6,217
Net foreign currency exchange exposure	6,125

We do not currently try to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollars by one Rupee, the net foreign currency exchange loss as of March 31, 2007 would be approximately US$141,000.

Interest Rate Risk

We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2007. These interest rates are linked to the interest rates prevailing in India and the United States. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 10% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$370,000.

Off-balance sheet arrangements

As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.

New accounting pronouncements

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 applies to all tax positions within the scope of FASB Statement No. 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We have evaluated the impact of this pronouncement and do not believe that adoption of FIN 48 on April 1, 2007 will have a material effect on our financial position, cash flows or results of operations.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are  currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial reporting and disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on its financial reporting and disclosures.

MANAGEMENT

The following table sets forth, as of August 16, 2007, the name, age and position of each of our directors and executive officers.

Name	Age	Position

Ajit Balakrishnan(1)(2)	59	Chairman and Managing Director
Joy Basu	46	Chief Financial Officer
Diwan Arun Nanda(1)(2)	63	Director
Sunil N. Phatarphekar(1)(2)(3)	43	Director
Pulak Prasad(1)	39	Director
Ashok Narasimhan(1)	59	Director
Sridar Iyengar(1)(3)	60	Director
Rashesh C. Shah(1) (3)	44	Director

(1)	Member of the Board of Directors
(2)	Member of the Compensation Committee
(3)	Member of the Audit Committee

Ajit Balakrishnan is the founder, Chairman and Managing Director of the Company. Mr. Balakrishnan is also a Director of Rediffusion Dentsu Young & Rubicam Private Limited, India Abroad Publications, Inc., India In New York, Inc., India Abroad Publications (Canada) Inc., Value Communications Corporation, VuBites India Private Limited and Ajit Balakrishnan Foundation. Mr. Balakrishnan is also the Chairman of the Board of Governors of The Indian Institute of Management Calcutta and Chairman of the Working Group of Internet Governance set up by the Government of India. Mr. Balakrishnan holds a Bachelors degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata. Mr. Balakrishnan’s initial term of appointment as Managing Director of the Company expired on August 24, 2003. At our Annual General Meeting held on September 29, 2003, our shareholders re-appointed Mr. Balakrishnan for an additional five-year term as Managing Director with effect from August 24, 2003.

Joy Basu has been our Chief Financial Officer since September 2003, having joined us in April 2003. From October 2002 to April 2003, he served as Chief Financial Officer of Sahara India Media Communication Limited. From April 2000 to September 2002, he served with the Sterlite Group of Companies, primarily as Chief Financial Officer of Sterlite Optical Technologies-Limited. From 1993 to 2000 he served with the RPG Group of companies, where the last position he held was General Manager - Strategic Planning. From 1986 to 1993 he served with the Tata Group in various capacities. Mr. Basu holds a Bachelors degree in Commerce (Honors) from St. Xavier’s College, Calcutta University. He is also a member of the Institute of Chartered Accountants of India and has attended the Senior Executive Course at the Manchester Business School, U.K on a British Chevening Scholarship. He has been awarded the India CFO Award 2006 for “Excellence in Finance in an SME” instituted by IMA India.

Diwan Arun Nanda has been a director of the Company since its incorporation in 1996. Mr. Nanda is also a Director of Rediffusion Dentsu, Young & Rubicam Private Ltd., Wunderman India Private Limited, Rediffusion Dentsu, Young & Rubicam Pvt. Ltd. Srilanka, Everest Brand Solutions Pvt. Ltd., Clariant Chemicals (India) Limited, Eveready Industries India Ltd, Kingfisher Airlines Limited and Mastek Limited. Mr. Nanda is also a director of several other Indian companies. Mr. Nanda holds a Bachelor’s Degree in Commerce from Loyola College, Chennai University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

Sunil N. Phatarphekar has been a director of the Company since 1998. Mr. Phatarphekar is the proprietor of SNP Legal (Advocates), a Mumbai law firm. Mr. Phatarphekar earlier was a partner of Doijode, Phatarphekar & Associates, a Mumbai law firm. After obtaining his Bachelor’s Degree in Commerce from Jai Hind College, Bombay University, and a Bachelor’s Degree in Law from Government Law College, Bombay University, he joined Crawford Bayley & Company, a Mumbai law firm. Thereafter, he was a partner at two Mumbai law firms, Mahimtura & Co. and Shah Desai Doijode & Phatarphekar. Mr. Phatarphekar is also a director of several other Indian companies.

Pulak Prasad has been a director of the Company since 1999. He is the Founder and Managing Director  of Nalanda Capital, a Singapore based fund management and advisory company. He is also a Director of Bharti Airtel Ltd. Prior to creating Nalanda, Mr. Prasad was Managing Director and co-head of the India office of Warburg Pincus, covering their India, South and South East Asian operations. He joined Warburg Pincus in 1998. From 1992 to 1998, he was a management consultant with McKinsey & Company in India, USA and South Africa. Mr. Prasad holds a Bachelor’s Degree in Technology from the Indian Institute of Technology, New Delhi and a Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad

Ashok Narasimhan has been a director of the Company since 2002. He is currently Chairman, CEO and Co-Founder of July Systems & Technologies Pvt. Ltd. He is also limited partner, advisor, and board member for a number of U.S. venture capital funds. He is also a director on the board of Tarang Software Technologies Pvt. Limited, Genie Technologies India Pvt. Limited, Avendus Advisors Private Limited, Atma Investments and Resources Pvt. Limited. He was earlier founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the board of Infospace. Prior to this, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. Earlier, he was the founding President of Wipro’s IT organizations. He holds a Bachelor’s Degree in Physics from Madras University and a Post-Graduate Diploma in Management from the Indian Institute of Management, Kolkata.

Sridar A. Iyengar has been a director of the Company since September 2004. He serves on the Board of Infosys Technologies Limited, a NASDAQ-listed company, Infosys BPO Limited, Rediff Holdings, Inc. (USA), Mango Analytics Inc, OnMobile Asia Pacific Pvt. Ltd, Kovair Software Inc. and ICICI Bank Ltd, which is an NYSE-listed company, and also advises many early-stage technology companies in the United States and India.  He is also a member of the boards of the American India Foundation and the Foundation for Democratic Reforms in India. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG's Emerging Business Practice. He worked as a partner in all three of KPMG's regions - Europe, America and Asia Pacific - as well as in all four of KPMG's functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG's India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG's Asia Pacific practice. Prior to that, he headed up the International Services practice in the West Coast of USA. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, holds a Bachelor's Degree in Commerce (Honors) from the University of Calcutta and has attended the Executive Education course at Stanford University.

Rashesh C. Shah has been a director of the Company since April 2006. Mr. Shah is the Chairman, Chief Executive Officer and Managing Director of Edelweiss Capital Limited. Edelweiss Capital is a leading financial services company based in Mumbai, India, whose businesses include investment banking, securities and commodities broking, insurance advisory and equities investments. Mr. Shah holds a Bachelors degree in Science from Bombay University and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad. Previously, he was Head of Research, Prime Securities and a Manager at ICICI Limited. He has also handled a World Bank aided program for export-oriented projects at ICICI.  Mr. Shah has 18 years of experience in public and private markets in India and has worked with more than 100 companies and advised them on a wide range of issues, financial and non-financial. He has served on various client company boards including the compensation and audit committees of such companies.

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

•
The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation.  Pulak Prasad and Ashok Narasimhan retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 29, 2006. Diwan Arun Nanda and Sunil Phatarphekar will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled for September 21, 2007.

As of the date of this annual report, our Board has determined that the following members qualify as independent directors: Sunil N. Phatarphekar; Ashok Narasimhan; Sridar A. Iyengar; and Rashesh C. Shah.

Code of Ethics

Effective February 15, 2004, we adopted codes of ethics for all of our employees and for all of our directors and senior officers in accordance with the provisions of the Sarbanes-Oxley Act of 2002. On July 19, 2005, we adopted amendments to the code of ethics for our officers. On August 19, 2005, we adopted amendments to the code of ethics for our directors.

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

As of the date of this annual report, our audit committee is comprised of the following members, all of whom are independent directors: Sridar A. Iyengar; Sunil N. Phatarphekar; and Rashesh C. Shah.

Effective May 11, 2007, Ashok Narasimhan resigned as a member of the audit committee, although he continues to serve on the Board of Directors.

Audit Committee Financial Expert

Mr. Sridar A. Iyengar has been designated the independent audit committee financial expert. Prior to his appointment as a member of our Board of Directors, Mr. Iyengar was a partner at KPMG, retiring in March 2002 as Partner-in-Charge of KPMG’s Emerging Business Practice.

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

(iv)	Rule 4350(c)(3) - Compensation of Officers

In lieu of the requirements of Rule 4350(c)(3), we follow Indian law, which requires companies to form a Compensation Committee in case of remuneration payable to specified managerial personnel by companies having no profits or inadequate profits. In such a case, a “Remuneration Committee” is required to be constituted for approving the payment of remuneration to certain specified “managerial personnel” as defined in the Companies Act. Such Remuneration Committee, if constituted for this purpose, should consist of at least three non-executive independent directors including nominee directors, if any. For purposes of the Companies Act “managerial personnel” include the company’s managing director, whole time director and manager, each as defined under the Companies Act.

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

(v)	Rule 4350(c)(4) - Nomination of Directors

In lieu of the requirements of Rule 4350(c)(4), we follow the requirements of the Companies Act pursuant to which directors are required to be appointed by shareholders at their general meeting. In addition, under the Companies Act, our board can make appointments, subject to any regulations in a company’s articles of association, to fill any casual vacancies caused if the office of a director is vacated before his term of office has expired. Any person so appointed shall hold office only up to the date up to which the director in whose place he is appointed would have held office. Our board also has the power to appoint additional directors who shall hold office only up to the date of our next annual general meeting of the company. The Companies Act also allows our board to appoint an alternate director to act for a director during his absence for a period of not less than three months from the state in which the board meetings are ordinarily held. Finally, our Articles of Association states that Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold not less than 10.0% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

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

Employees

As of March 31, 2007, we had 293 employees and full-time consultants. Of such employees, 111 are in our sales and marketing teams, 75 are creative and editorial, 46 are dedicated to technology and product development, 23 are dedicated to e-commerce, 12 are dedicated to production and circulation and 26 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by geographic location of our facilities and by department:

Department	Mumbai	Other Indian cities	United States	Total
Creative	9	5	--	14
Editorial	46	6	9	61
Production and Circulation	--	--	12	12
Sales and Marketing	80	21	10	111
Technology and Product Development	44	--	2	46
E-Commerce	22	1	--	23
Administration and others	19	1	6	26
Total	220	34	39	293

Compensation

Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2007, we did not pay any fees to our non-employee directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors of our U.S. subsidiaries receive compensation for their service on the boards of these subsidiaries.

The following table sets forth details regarding:

(i)	compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2007; and

(ii)	Equity Shares arising out of warrants granted to such officers and directors under the ESOP during the fiscal year ended March 31, 2007.

Name	Salary and other compensation	Equity Shares arising out of options granted during the year				Expiration date
		No. of shares granted under 2006 ESOP plan	Grant price per share (Rs.)	No. of shares granted under 2006 ADR ESOP plan	Grant price per share (US$)
Ajit Balakrishnan	US175,000(1)	-	-	-	-	-

Joy Basu	92,010(2)	4,000	10	9,500	26.16	October 2016

Sridar A. Iyengar	25,000(1)	-	-	-	-	-

Sunil Phatarphekar	10,000(1)	-	-	-	-	-

(1)
Each of Mr. Balakrishnan, Mr. Iyengar and Mr. Phatarphekar receive a salary from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited.

(2)	This does not include the fair value of stock options granted to Mr. Basu.

Employee Benefit Plans

Employee Stock Option Plan 1999

Our 1999 Employee Stock Option Plan (the “1999 ESOP”), allows for the grant to our employees of warrants to purchase our Equity Shares. Each warrant granted gives the employee the right to purchase a specified number of our Equity Shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 232,300 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$6.53 (Rs.285) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 Equity Shares at a weighted average exercise price of US$2.25 (Rs.108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 Equity Shares from the employees who had left the Company. During the fiscal year ended March 31, 2003, warrants equivalent to 12,900 Equity Shares were forfeited due to the resignation of employees. During the fiscal year ended March 31, 2004, we granted additional warrants equivalent to the right to purchase 7,500 Equity Shares and during the same period, warrants equivalent to 22,975 Equity Shares were forfeited due to resignation of employees. During the fiscal years ended March 31, 2006 and 2007, we granted additional warrants equivalent to the right to purchase 30,000 Equity Shares and during the same period, warrants equivalent to 7,750 Equity Shares were forfeited due to resignation of employees.

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

On January 16, 2006, our Compensation Committee terminated the 1999 ESOP, without prejudice to the interest of participants in the 1999 ESOP who have already been granted options under it

Associate Stock Option Plan 1999

We have an Associate Stock Option Plan 1999 (the “1999 ASOP”), which allows for the grant to our associates, such as key vendors, software developers, retainers, consultants, and all other persons or legal entities not eligible to participate in the 1999 ESOP, of warrants to purchase our Equity Shares. Each warrant granted gives the associate the right to purchase a specified number of our Equity Shares under the 1999 ASOP. The 1999 ASOP was approved by our Board of Directors and our shareholders in February 1999. A total of 198,000 Equity

Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, we had granted warrants under the 1999 ASOP, equivalent to the right to purchase 73,600 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$11.73 per share. From April 1, 2001 to March 31, 2002 there was a fresh issuance of warrants equivalent to 1000 Equity Shares to Associates at the rate of US$2.25 under the 1999 ASOP. During the same period, there was a forfeiture of warrants, equivalent to 5,750 Equity Shares from the associates who had terminated their association with Rediff. Warrants equivalent to 28,000 Equity Shares were issued on January 1, 2003 at an exercise price of US$2.26 to three of our Directors. During the fiscal year ended March 31, 2005 we granted warrants equivalent to the right to purchase 6,000 Equity Shares at a weighted average exercise price of US$15.11 per share.

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

On the date of ValuCom’s acquisition, we contractually agreed to replace the existing employee stock options of ValuCom employees with our options once we obtained approvals necessary to establish a stock option plan in the U.S.

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

2002 Stock Option Plan

In January 2002 our Board of Directors approved the 2002 Stock Option Plan (“2002 plan”) which provides for the grant of incentive stock options and non-statutory stock options to our employees. All options under these plans are exercisable for our ADSs. Necessary approvals from the regulators in India have been obtained. During the fiscal year ended March 31, 2004, we made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of our Equity Shares were reserved for issuance under the 2002 plan. As of March 31, 2003, we had granted under the 2002 stock option plan, warrants equivalent to the right to purchase 220,500 Equity Shares at an exercise price of Rs.109. During the fiscal year ended March 31, 2004, we granted warrants equivalent to the right to purchase 116,000 Equity Shares at a weighted average exercise price of US$7.75. During the same period, warrants equivalent to 32,225 Equity Shares were exercised and warrants equivalent to 69,250 Equity Shares were forfeited. During the fiscal year ended March 31, 2005, we granted warrants equivalent to the right to purchase 10,500 Equity Shares at a weighted average exercise price of US$10.98. During the same period, warrants equivalent to 52,625 Equity Shares were exercised and warrants equivalent to 4,875 Equity Shares were forfeited. During the fiscal years ended March 31, 2006 and 2007, we did not grant any awards under the 2002 Plan. During the fiscal year ended March 31, 2007, warrants equivalent to 25,125 Equity Shares were exercised.

Unless otherwise determined by the Board of Directors, the warrants granted under the 2002 plan vest at a rate of 25% on each successive anniversary of the grant date, until fully vested. The options granted under the 2002 ADR plan vest at the rates set forth in every award.

2004 Stock Option Plan

In June 2004, our Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provides for the grant of stock options to our employees. All options under the 2004 plan are exercisable for our ADSs. Unless terminated sooner, the 2004 plan will terminate automatically in January 2014. A total of 358,000 Equity Shares are currently reserved for issuance pursuant to the 2004 plan. During the fiscal year ended March 31, 2006, we granted warrants equivalent to the right to purchase 5,100 Equity Shares at a weighted average exercise price of Rs.655 (US$14.73). During the same period, warrants equivalent to 51,910 Equity Shares were exercised and warrants equivalent to 47,125 Equity Shares were forfeited.  During the fiscal year ended March 31, 2007, we granted 92,500 options equivalent to the right to purchase 46,250 Equity Shares at a weighted average exercise price of Rs.1,008 (US$23.13).  During the same period, warrants equivalent to 39,075 Equity Shares were exercised and warrants equivalent to 11,875 Equity Shares were forfeited.

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

2006 Employee Stock Option Plan

Our 2006 Employee Stock Option Plan (the “ESOP 2006”) allows for the grant to our employees of options to purchase our Equity Shares. Each option granted gives the employee the right to purchase a specified number of our Equity Shares under the ESOP 2006. The ESOP 2006 was adopted and approved by our Compensation Committee on June 20, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 150,000 Equity Shares were approved for issuance under the ESOP 2006. During the fiscal year ended March 31, 2007, we have granted 123,000 options under the ESOP 2006, equivalent to the right to purchase 123,000 Equity Shares at an exercise price of Rs.10 (US$0.23) per share. 58,000 and 65,000 options will vest at a rate of 25% and 20%, respectively on each successive anniversary of the grant date, until fully vested.

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

2006 ADR Linked Employee Stock Option Plan

Our 2006 ADR Linked Employee Stock Option Plan (the “ADR Linked ESOP 2006”) allows for the grant to our employees of options to purchase our ADRs representing Equity Shares of the Company. Each option granted gives the employee the right to purchase a specified number of our ADRs under the ADR Linked ESOP 2006. The ADR Linked ESOP 2006 was adopted and approved by our Compensation Committee on October 3, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 335,000 Equity Shares (equivalent to 670,000 ADRs) were approved for issuance under the ADR Linked ESOP 2006. During the fiscal year ended March 31, 2007, we granted 281,500 options under the ADR Linked ESOP 2006, equivalent to the right to purchase 140,750 Equity Shares at an exercise price of Rs.1,207 (US$27.69) per share. These options will vest at a rate of 25% on each successive anniversary of the grant date until fully vested.

ADRs acquired upon the exercise of options granted pursuant to the terms of the ADR Linked ESOP 2006 are not subject to any lock-ups. In the case of termination or resignation of the employee, the employee shall have the right to exercise only the options vested up to the time of termination or resignation, and the unvested options shall lapse. In the case of the death of an employee, all options granted to him or her shall vest in full on his or her legal heirs. The period during which vested options may be exercised expires ten years after the date of grant.

Retirement Plans

Gratuity. We provide for gratuity, an unfunded defined benefit retirement plan covering its eligible employees in India based on third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement or termination of employment in an amount equivalent to 15 days’ salary, payable for each completed year of service. These gratuity benefits vest upon an employee’s completion of five years of service.

Net periodic gratuity cost for the fiscal years ended March 31, 2005, 2006 and 2007 and the unfunded benefit liability as of March 31, 2007 are as follows:

	Fiscal years ended March 31,
	2005	2006	2007
Change in benefit obligation
Benefit obligation at the beginning of the year	US$88,021	US$96,524	US$105,679
Actuarial (gain) loss	(6,229)	5,618	81,386
Service cost	16,923	21,479	21,769
Interest cost	5,675	7,210	7,950
Benefits paid	(7,647)	(22,942)	(23,997)
Effect of exchange rate changes	(219)	(2,210)	5,990
Benefit obligation at the end of the year	US$96,524	US$105,679	US$198,777
Unrecognized net actuarial loss (gain)	8,517	2,976	--
Accrued pension liability	US$105,041	US$108,655	US$198,777

The assumptions used in accounting for gratuity in the fiscal years ended March 31, 2005, March 31, 2006 and March 31, 2007 were as follows:

	Fiscal years ended March 31,
	2005	2006	2007

Discount rate	8%	8%	10%

Rate of increase in compensation	8% for first year and 6% thereafter	8% for first 2 years and 5% thereafter	10% for first 5 years and 7% thereafter

    Provident Fund. Employees based in India and we each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, we expense such contributions to operations as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$87,710, US$ 113,222   and US$ 166,314 for the  fiscal years ended March 31, 2005, 2006 and 2007 respectively.

Compensated Absences. We provide for the cost of vacation days earned by our employees based on the number of unutilized vacation days as of each balance sheet date.

RELATED PARTY TRANSACTIONS

Five of our largest shareholders beneficially hold an aggregate of approximately 59.9% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Advertising and Mobile Revenues

During the fiscal years ended March 31, 2007, 2006 and 2005, we received US$31,281, US$43,299, and US$53,991, respectively, in advertising revenues from Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Mr. Diwan Arun Nanda are shareholders and directors and in which Mr. Sunil Phatar Phekar is a director.

During the fiscal year ended March 31, 2007, we received US$19,800 in mobile revenues from OnMobile Asia Pacific Pvt. Ltd., a company in which Mr, Sridar Iyengar is a director.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of Indian Rupees into U.S. dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the Rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxation in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

In December 1999, the Indian Parliament passed the FEMA, which replaced the earlier Foreign Exchange Regulation Act, 1973 (“FERA”). This legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

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

Restriction on Debt Issues

Indian corporates are permitted to raise debt in various forms (commonly referred to as “External Commercial Borrowing” or “ECB”) from internationally recognized sources such as international banks, international capital markets, multilateral financial institutions, export credit agents, suppliers of equipment, foreign, collaborators and foreign equity holders, subject to the regulations laid down by the Reserve Bank of India in this regard. These regulations govern all the important aspects of ECBs including amount and maturity, all-in cost ceilings (including rate of interest and fees and expenses payable in foreign currency) end-use, security and prepayment/redemption.

Indian borrowers are allowed to raise up to US$20 million, in the event the minimum average maturity of the ECB is three years, and up to US$500 million, in the event the minimum average maturity is five years, without Reserve Bank of India approval (the “automatic route”) so long as, inter alia, the following conditions are met.

•
“All-in cost” ceiling does not exceed 200 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity of 3 to 5 years, and 350 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity being more than five years.

•
Proceeds from ECBs can be only raised for permitted purposes, such as capital investments, overseas direct investment in a joint venture or a wholly-owned foreign subsidiary. ECB proceeds cannot be used for on-lending, for investing in capital markets and real estate, for working capital and general corporate purposes or for refinancing existing domestic loans.

•	ECBs may be secured by assets of the borrower subject to compliance with the relevant regulations issued by the Reserve Bank of India.

•
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

•	Proceeds from ECBs in excess of US$20 million may not be utilized for Indian Rupee-denominated expenditure without the prior approval of the Reserve Bank of India.

•	Preference shares and convertible debentures that are not mandatorily and fully convertible into equity shares would be treated as ECBs for all purposes under the law.

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

The Ministry of Finance, through the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme 1993 (the “Scheme”), has allowed Indian corporates to issue

Foreign Currency Convertible Bonds (“FCCBs”). Unless otherwise expressly provided in the Scheme, the issuance and terms of FCCBs are subject to the same conditions and restrictions set forth above for ECBs. All proposals for the issuance of FCCBs that do not fall under the automatic approval route set out in the Scheme and that do not meet the conditions and restrictions set forth for ECBs will need the approval of the Reserve Bank of India.

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

TRADING MARKET

General

There is no public market for our Equity Shares in India, the United States or any other market. Our ADSs evidenced by ADRs have been traded in the United States, initially on the NASDAQ National Market (now the NASDAQ Global Market), under the ticker symbol “REDF” since June 14, 2000, when they were issued by our depositary, Citibank, N.A., pursuant to a Deposit Agreement. From June 24, 2002 to October 6, 2006, our ADSs traded on the NASDAQ Capital Market (formerly the NASDAQ Small Cap Market) under the same ticker symbol. Beginning on October 9, 2006, our ADSs have been trading on the NASDAQ Global Market. Each ADS represents one-half of one Equity Share.

The number of outstanding Equity Shares as of March 31, 2007, was 14,603,800. We have been informed by our depository that as of March 31, 2007, there were approximately 26 record holders of ADRs evidencing 8,907,200 ADSs (representing 4,453,600 Equity Shares) in the United States.

The tables below set forth high and low trading prices for our ADSs on the NASDAQ National Market (now the NASDAQ Global Market) until June 24, 2002, on the NASDAQ Capital Market from June 24, 2002 to October 6, 2006 and on the NASDAQ Global Market since October 9, 2006.

Annual and Quarterly high-low price history:
	Price Per ADS (in U.S. dollars)
	High	Low
Fiscal year ended March 31, 2003	4.78	0.21
Fiscal year ended March 31, 2004	13.87	2.76
Fiscal year ended March 31, 2005	15.47	5.25
Fiscal year ended March 31, 2006	33.75	6.07
First Quarter (April 2005 to June 2005)	8.80	6.07
Second Quarter (July 2005 to September 2005)	17.92	7.20
Third Quarter (October 2005 to December 2005)	22.12	13.50
Fourth Quarter (January 2006 to March 2006)	33.75	14.70
Fiscal year ended March 31, 2007	25.00	11.16
First Quarter (April 2006 to June 2006)	25.00	11.22
Second Quarter (July 2006 to September 2006)	16.72	11.16
Third Quarter (October 2006 to December 2006)	21.19	14.23
Fourth Quarter (January 2007 to March 2007)	20.32	15.35
Fiscal year ending March 31, 2008
First Quarter (April 2007 to June 2007)	19.20	15.90
Second Quarter (July 2007 to September 21, 2007)	27.50	13.68

Monthly high-low price history for previous six months:
	Price Per ADS (in U.S. dollars)
Previous six months	High	Low
March 2007	17.47	15.35
April 2007	18.55	16.56
May 2007	19.20	15.90
June 2007	18.56	17.00
July 2007	27.50	15.82
August 2007	16.88	13.68
September 2007 (until September 21, 2007)	16.43	14.57

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

On July 2, 2007, the Reserve Bank of India announced that it would allow, subject to sectoral ceilings on foreign direct investments, transfers of shares from residents to non-residents to be undertaken via the automatic route, including transfers involving shares in financial services companies.  However, in cases where the Takeover Code (as discussed below) applies, such transfers require the approval of the Reserve Bank.

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

Portfolio Investment by Foreign Institutional Investors

In September 1992, the Government of India issued guidelines that enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers referred to as Foreign Institutional Investors, or FIIs, to make portfolio investments in all securities of listed and unlisted companies in India. Investments by registered Foreign Institutional Investors or Non-Resident Indians made through a stock exchange are known as Portfolio Investments. Foreign investors wishing to invest and trade in Indian securities in India under these guidelines are required to register with the SEBI. Foreign investors are not necessarily required to register with the SEBI as

Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above, but in order to make Portfolio Investments freely and to remit funds into and outside India without an approval for each remittance, registration as an FII or as a ‘sub-account’ of an FII is necessary.

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

FIIs are also permitted to purchase shares and debentures, subject the FII limits, of an Indian company through either:

•	a public offer, where the price of the shares to be issued is not less than the price at which the shares are issued to the residents; or

•	by way of a private placement, where the price is not less than the price according to the terms of the relevant guidelines or the guidelines issued by the former Controller of Capital Issues.

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

Takeover and Insider Trading Regulations

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of a listed public Indian company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 15% or more of such shares or voting rights or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder will be subject to the Takeover Code; provided the Indian company is listed in India. Similarly, appropriate disclosures would have to be made under the SEBI (Prohibition of Insider Trading), Regulations, 1992, or Insider Trading Regulations, if the equity shares of the Indian company are listed on a recognized stock exchange in India. Please note that so long as our Equity Shares are unlisted in India, the provisions of the Takeover Code and the Insider Trading Regulations will not be applicable.

Qualified Institutional Placement under the Disclosure and Investor Protection (DIP) Guidelines

In order to make Indian markets more competitive and efficient, the Government of India has introduced an additional mode for listed companies to raise funds from domestic market in the form of “Qualified Institutional Placement”, or QIP. Key features of the QIP program are as follows:

•
Issuers.  A company whose equity shares are listed on an Indian stock exchange with nationwide trading terminals and which is in compliance with the prescribed requirements of minimum public shareholding

•	in its listing agreement will be eligible to raise funds in the domestic market by placing securities with Qualified Institutional Buyers, or QIBs.

QIBs are defined as:

o	Public financial institution as defined in Section 4A of the Companies Act;
o	Scheduled commercial banks;
o	Mutual funds;
o	FIIs registered with SEBI;
o	Multilateral and bilateral development financial institutions;
o	Venture capital funds registered with SEBI;
o	Foreign venture capital investors registered with SEBI;
o	State industrial development corporations;
o	Insurance companies registered with the Insurance Regulatory and Development Authority;
o	Provident funds with minimum corpus of Rs.250 million;
o	Pension funds with minimum corpus of Rs.250 million.

•
Securities:  Securities which can be issued through QIP program are equity shares or any securities, other than warrants, which are convertible into or exchangeable with equity shares (hereinafter referred to as “specified securities”). A security which is convertible into or exchangeable with equity shares at a later date, may be converted or exchanged into equity shares at any time after allotment of security but not later than sixty months from the date of allotment. The specified securities shall be made fully paid up at the time of allotment.

•
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

•
Issue Size: The aggregate funds that can be raised through the QIP program in one financial year shall not exceed five times of the net worth of the issuer as of the end of its previous financial year.

•
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

•
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

Restrictions on Conversion of Rupees

There are restrictions on the conversion of Rupees into U.S. dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the Rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxation in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund (“IMF”), under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

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

PRINCIPAL SHAREHOLDERS

The following table provides information relating to the beneficial ownership of our equity shares for:

•	each of the executive officers named in the summary compensation table and each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially Owned As of August 16, 2007		Shares Beneficially Owned As of August 10, 2006		Shares Beneficially Owned As of June 9, 2005
Name of Beneficial Owner	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding
Officers and Directors
Ajit Balakrishnan (1)(1A) (1B) (1C)	3,463,982	24%	3,463,982	24%	3,463,982	27%
Diwan Arun Nanda (1)	3,444,742	24%	3,444,742	24%	3,444,742	27%
Pulak Prasad (2)	--	--	2,008,000	14%	2,008,000	16%

All Directors and Officers as a Group (2 persons)	6,908,724	48%	6,716,722	46%	6,716,722	52%
Other Shareholders holding more than 5 % shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	15%	2,200,002	15%	2,200,002	17%
Draper-India International	2,200,000	15%	2,200,000	15%	2,200,000	17%
Queenswood Investments Ltd	2,008,000	14%	2,008,000	14%	2,008,000	16%

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

(2)
With effect from January 1, 2007, Pulak Prasad has ceased to be an employee of Warburg Pincus LLC and has represented that he has no beneficial interest in the outstanding equity shares held by Queenswood Investments Limited.

Joy Basu, Chief Financial Officer of the Company, holds stock options which are exercisable for less than 1% of the beneficial ownership in the Company.

Sunil N. Phatarphekar, a director of the Company, holds  stock options which are exercisable for less than 1% of the beneficial ownership in the Company.

Sridar Iyengar, a director of the Company, holds stock options which are exercisable for less than 1% of the beneficial ownership in the Company.

Ashok Narsimhan, a director of the Company, holds stock options which are exercisable for less than 1% of the beneficial ownership in the Company.

Abhay Havaldar, an ex-director of the Company (resigned on January 25, 2005), holds stock options which constitute less than 1% of the beneficial ownership in the Company.

Our ADSs are currently listed and traded on the NASDAQ Global Market and each ADS is represented by one-half of one Equity Share of par value of Rs.5 per share.

Our ADSs are registered pursuant to Section 12(g) of the Securities Act. We have been informed by our depository that as of March 31, 2007, 8,907,200  ADSs were held by approximately 26 record holders of ADRs in the United States.

TAXATION

Indian Tax

The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, please note that the tax rates described in this section are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2007 to the extent these provisions are effective. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.

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

Taxation of Distributions

Dividend distributed by a domestic company to shareholders will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, we are required to pay as tax 16.995%, including applicable surcharge and Education Cess, of the total dividend declared.

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

Taxation on Sale of Equity Shares

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India. Surcharge on this tax would be applicable at the rate of 2.5% in the case of non-resident corporations, while for individuals or an association of persons, the rate of surcharge would be 10% if their Indian taxable income exceeds Rs.1,000,000. In all the above cases, the amount of tax and surcharge would be increased by an Education Cess of 2% and secondary and higher Education Cess of 1% resulting in an aggregate Education Cess of 3%. Article 9(5) of the Scheme indicates that the long term capital gains on sale of redeemed underlying shares held by non-resident investors in the domestic market would be charged to tax at 10% in accordance with the provisions of section 115AC. Though section 115AC provides for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 3%) on long term capital gains arising from transfer of ADSs (other than one between two non-residents made outside India), it is unclear whether the lower rate of tax would also extend to gains arising from transfer of shares converted from ADSs under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income Tax Act also provide for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 3%) for specific classes of taxpayers, such as FIIs, registered with SEBI.

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

Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 10% plus a surcharge of 2.5% (or 10% in the case of individuals and association of persons if the gain exceeds Rs.1,000,000) and a further cess of 2%; provided the transaction of the sale is entered into in a recognized stock exchange in India and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares.

Under the regulations, the purchase price of our Equity Shares received in exchange for ADSs will be the price of the underlying Equity Shares on the date that the depositary gives notice to the custodian of the delivery of the Equity Shares in exchange for the corresponding ADSs. In the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited (“BSE”) or The National Stock Exchange of India Limited (“NSE”) on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. This deemed method of determining the purchase price of the equity shares is not provided for under the Income Tax Act. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

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

Stamp Duty

Upon the issuance of the Equity Shares underlying our ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from a depositary in exchange for ADSs representing these equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.25% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily the tax is borne by the transferee, that is, the purchaser. In case the equity shares of the company are held in a “dematerialized” form, such as a book-entry system, no stamp duty would be payable on the acquisition or transfer of the equity shares.

Other Taxes

At present, there are no Indian taxes on wealth, gifts or inheritance, which may apply to our ADSs and any underlying Equity Shares.

Service Tax

Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 12.36%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority. Payments received in India in convertible foreign exchange are currently exempted from the levy of service tax provided certain conditions are satisfied.

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or Equity Shares by U.S. Holders (as defined below) that will hold their ADSs or Equity Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, including holders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders that are not U.S. Holders, holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of our Equity Shares entitled to vote, holders that will hold our ADSs or our Equity Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or our Equity Shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or Equity Shares that, for United States federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code on the previous day, and elected to continue to be so treated.

If a partnership is a beneficial owner of our ADSs or Equity Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

General

A primary consideration related to making an investment in ADSs or Equity Shares for United States investors is whether we are or will become classified as a “passive foreign investment company” (a “PFIC”). A foreign corporation, such as us, will be treated as a PFIC, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For the purpose of applying the income and assets tests described above, we will be treated as owning its proportionate share of the assets and earning the proportionate share of the income of any other corporation that we own, directly or indirectly, 25% or more (by value) of the stock of such corporation.

It is uncertain whether we will be classified as a PFIC for U.S. federal income tax purposes for our current taxable year ending March 31, 2008, a determination that can only be made after the close of the taxable year. Even if it is determined that we are not classified as a PFIC for our current taxable year, we may become classified as a PFIC for the taxable year ending March 31, 2009 or future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.

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

Because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC for the current or one or more future taxable years. The discussion immediately below under the headings “Distributions” and “Sale or Other Disposition of ADSs or Equity Shares” describes certain tax considerations if we are not subject to classification as a PFIC for United States federal income tax purposes, and are followed by a summary of the PFIC rules under the heading “Passive

Foreign Investment Company” if we were to be classified as a PFIC. United States investors are urged to consult their tax advisors regarding the potential application and effect of the PFIC rules in connection with their prospective investment in our ADSs or our Equity Shares.

Distributions

The gross amount of cash distributions with respect to the ADSs (or Equity Shares) will, upon receipt by the Depositary (or by you), be includible in your gross income as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. Distributions, in excess of current and accumulated earnings and profits, will constitute a return of capital and will be applied against and reduce the holder’s tax basis in ADSs or Equity Shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or our Equity Shares.

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

Passive Foreign Investment Company

 If we are or were to become classified as a PFIC for any taxable year, and unless you make a “mark-to-market” election (as described below), you would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of ADSs or Equity Shares, and (ii) any “excess distribution” made by us on the ADSs or Equity Shares (generally, any distributions paid to you in respect of ADSs or Equity Shares during a single taxable year that are greater than 125% of the average annual distributions received by you during the three preceding taxable years or, if shorter, your holding period for such ADSs or Equity Shares).

Under the PFIC rules:

•	the gain or excess distribution would be allocated ratably over your holding period for ADSs or Equity Shares;

•
the amount allocated to the taxable year in which the gain or excess distribution was realized, and any taxable year prior to the first taxable year that you held our ADSs or our Equity Shares in which we are classified as a PFIC (a “pre-PFIC year”), would be taxable as ordinary income; and

•
the amount allocated to each prior year, other than the current year and any pre-PFIC year, would be subject to (i) tax at the highest tax rate in effect for that year and (ii) an interest charge generally applicable to underpayments of tax based on the amount of the tax deferred during the time in which you owned ADSs or Equity Shares.

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are “regularly traded” on a “qualified exchange.”  So long as our ADSs are regularly traded on the NASDAQ Global Market, our ADSs should be treated as marketable stock on a qualified exchange for this purpose. No assurances, however, may be given whether the ADSs would be treated, or continue to be treated, as “regularly traded” on such exchange. If you make a valid mark-to-market election, you will generally (i) include as income for each taxable year the excess, if any, of the fair market value of your ADSs or Equity Shares as determined at the end of the taxable year over the adjusted tax basis of such ADSs or Equity Shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of your ADSs or Equity Shares over the fair market value of such ADSs or Equity Shares as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs or Equity Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election.

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

USE OF PROCEEDS

In our initial offering of our ADSs, completed in June 2000, we sold a total of 5,290,000 ADSs, representing 2,645,000 Equity Shares, to an underwriting syndicate (including the underwriters’ over-allotment option of 690,000 ADSs representing 345,000 equity shares) at an initial offering price of US$12.00 per ADS. The managing underwriters were Goldman, Sachs & Co., Credit Suisse First Boston, and Robert Fleming, Inc. We received US$57.3 million in net proceeds from the offering. The gross proceeds from our June 2000 ADS offering were US$63.48 million, out of which US$4.4 million was paid as underwriting and management consulting fees and US$1.7 million was paid for other expenses.

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

As of March 31, 2007, the net proceeds of our ADS offerings, together with our existing cash balances as of the date of each ADS offering and cash from our operations, were utilized as follows:

•	approximately US$25.0 million for strategic acquisitions and investments, including costs of acquisitions (US$0.6 million was used during the fiscal 2007);

•	approximately US$28.2 million to enhance our content and service offerings and promote our brands (approximately US$5.9 million was utilized during the fiscal 2007); and

•	approximately US$20.3 million in capital expenditures (approximately US$7.8 million was used during the fiscal 2007).

As of March 31, 2007, approximately US$53.5 million of the net proceeds of our ADS offerings and cash from operations remain as cash and cash equivalents and short term deposits with banks. We can withdraw these deposits on demand. The Reserve Bank of India has the authority to compel us to bring the proceeds to India and have them invested in Indian Rupee denominated bank accounts in India. None of the net proceeds from our IPO and our follow-on ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten per cent or more of any class of our equity securities, or any affiliates in connection with the issuance and distribution of registered securities for underwriter’s discounts and commissions or paid to any such individuals in connection with the construction or purchase and installation of plant, building and facilities, machinery and equipment and acquisition of other businesses.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is the process designed by, or under the supervision of, our Chairman, who serves as our Principal Executive Officer, and our Chief Financial Officer, and effected by our management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with established policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chairman and our Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007. In making this assessment, our management primarily used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2007.

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells, Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2005, 2006 and 2007.

	Fiscal year ended March 31,
	2005	2006	2007
Audit Fee	US$131,959	US$107,127	US$116,742
Audit-Related Fees	2,570	--	5,597
Tax Fees	10,058	11,276	16,538
All other Fees	--	161,205	--

Audit fees represents the aggregate fees for Deloitte in connection with the audits of our annual consolidated financial statements, the reviews of our quarterly financial statements and statutory audits.

Audit-related fees represents payments for statutory certification work for the fiscal years ended March 31, 2005 and 2007, as well as for obtaining our auditors’ consent on our Form F-3 Registration Statement filed during the fiscal year ended March 31, 2005.  Tax fees primarily comprise fees for tax audit and permitted tax advisory services. Tax fees also include other corporate tax services such as assistance with foreign income tax and service tax.

All other fees comprise of payments made to Deloitte for services in connection with our Form F-3 Registration Statement and our follow-on ADS offering in November 2005.

Our Audit Committee charter requires us to obtain the prior approval of our audit committee on every occasion we engage our principal accountants or their associated entities to provide us any audit or non-audit services. We disclose to our Audit Committee the nature of services that are provided. All of the services provided by our principal accountants or their associated entities in the previous three fiscal years (since the emergence of the pre-approval rules), have been pre-approved by our Audit Committee.

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

Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Federal Reserve Bank of New York certifies the exchange rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2007 was Rs.43.10 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have been performed using rates specified by the Reserve Bank of India.

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

Description of Share Capital

The following description of our share capital does not purport to be complete and is subject to and qualified in its entirety by the Company’s Articles of Association and Memorandum of Association, as amended, the provisions of the Companies Act, as currently in effect, and other applicable provisions of Indian law.

Share Capital

Our authorized share capital is 24,000,000 Equity Shares, par value Rs.5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2007, 14,603,800 Equity Shares were issued and outstanding.

The Equity Shares are our only class of share capital. However, our Amended and Restated Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this prospectus, “shareholder” means a shareholder who is registered as a member in the register of members of our company.

Shareholder Rights Agreements

In connection with our sales of Equity Shares to our investors from April 1998 through December 1999, we entered into nine separate shareholders rights agreements with our shareholders which provide for, among other things, certain preemptive, registration, co-sale and information rights, as well as the right of some shareholders to appoint members or observers of our Board of Directors. Some of the agreements also provide the shareholders with protective provisions that require us to obtain our shareholders’ consent to take certain actions that would otherwise only require our Board’s approval.

Amended and Restated Shareholders’ Rights Agreement

On February 24, 2000 we entered into an Amended and Restated Shareholders’ Rights Agreement with certain of our shareholders to amend, restate, supersede and replace all nine previous shareholder agreements we entered into with our shareholders. The Amended and Restated Shareholders’ Rights Agreement, which became effective on the completion of our initial ADR offering, provides for the following shareholder rights:

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

Each of the foregoing registration rights is subject to conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of Equity Shares to be included in such registration. We are required to bear all the expenses of all such registrations, except underwriting discounts and commissions. The registration rights with respect to any holder thereof terminate upon the earlier of when the holder may sell the Equity Shares within a three-month period pursuant to Rule 144 of the Securities Act, or the time when the holder is able to convert the registrable securities into ADSs which are traded on the NASDAQ Global Market.

Other Rights

The Amended and Restated Shareholders’ Rights Agreement also provides certain preemptive, information and co-sale rights to our shareholders.

Dividends

Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Amended and Restated Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. Any dividend recommended by the Board of Directors subject to the limitations described above, will be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. The Board of Directors may also declare interim dividend and the amount of dividend, including interim dividend, is required to be deposited in a separate bank account within five days from the date of declaration of such dividend. If such dividend, including interim dividend, has not been paid or claimed within 30 days of declaration of such dividend, we are required to transfer the total amount of dividend which remains unpaid or unclaimed within 7 days of the expiry of the 30 day period, to a special bank account. Under the Companies Act if a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of the dividend, each director of the company, if he is knowingly a party to the default, will be punishable with imprisonment and also liable to a fine. Pursuant to our Amended and Restated Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to Equity Shares issued during a particular fiscal year (including any Equity Shares underlying ADSs issued to the Depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order.

Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend the Companies Act requires that we provide for depreciation in accordance with the Companies Act and also transfer to its reserves a minimum percentage of its profits for that year, ranging between 2.5% to 10.0% depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

•	the rate of dividend to be declared shall not exceed 10.0% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

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

Pursuant to Section 192A of the Companies Act, a listed public company has an option to pass any resolution relating to such businesses as notified by the Central Government through a postal ballot. Since as of the date of this prospectus, the Company is not a “listed public company”, the provisions of Section 192A of the Companies Act do not currently apply to us.

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

It is our expectation that our Depositary will mail to the owners of ADSs any notice of shareholders’ meeting timely received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the Equity Shares represented by ADSs. If the Depositary timely receives voting instructions from an owner of ADSs, it will endeavor to vote the securities represented by those ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received from owners of a majority of the ADSs for which the depositary bank receives voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of ADSs will receive voting materials in time to enable them to return voting instructions to the depositary bank in a timely manner.

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

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

Company Acquisition of Equity Shares

Under the Companies Act, approval of at least 75.0% of a company’s shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act. In addition, private and unlisted public companies such as ours, would have to comply with the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999, notified by the Ministry of Law, Justice and Company Affairs of the Government of India on July 6, 1999 and public companies which are listed on a recognized stock exchange in India would have to comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are not listed on any recognized stock exchange in India, we would have to comply with the relevant provisions of the Companies Act and the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999.

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

Material Contracts

Underwriting Agreement

On November 9, 2005, we entered into an underwriting agreement (the “Underwriting Agreement”) with Deutsche Bank Securities Inc. The Underwriting Agreement provided for the sale of 3,026,480 ADSs, representing 1,513,240 Equity Shares, to Deutsche Bank Securities Inc. at US$15.86 per ADS. The ADSs were offered and sold under a prospectus supplement filed with the SEC pursuant to Rule 424(b)(2) of the Securities Act, in connection with a shelf takedown from our registration statement on Form F-3 (Registration No. 333-122536) (the “Shelf Registration Statement”), which was declared effective September 30, 2005. See “Use of Proceeds”.

Indemnity Agreements

Consistent with the disclosure in the Shelf Registration Statement, on November 8, 2005 we entered into indemnity agreements with Sridar Iyengar, Ashok Narasimhan, Pulak Prasad and Joy Basu, pursuant to which we have agreed to indemnify each of them against certain liabilities and expenses incurred by them in connection with claims made by reason of their being directors and/or officers.

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

*2.2	Rediff.com’s specimen certificate for equity shares.
*2.3	Amended and Restated Shareholder Rights Agreement dated February 24, 2000 between Rediff.com and the shareholders of Rediff.com.
*4.1	1999 Employee Stock Option Plan.
*4.2	1999 Associate Stock Option Plan.
***4.3	2002 Stock Option Plan.
****4.4	2004 Stock Option Plan.
*******4.5	2006 Employee Stock Option Plan.
†4.6	2006 ADR Linked Employee Stock Option Plan.
*4.7	Form of Indemnification Agreement.
*******4.8	Indemnification Agreement dated November 8, 2005 between Rediff.com and Sridar A. Iyengar.
*******4.9	Indemnification Agreement dated November 8, 2005 between Rediff.com and Ashok Narasimhan.
*******4.10	Indemnification Agreement dated November 8, 2005 between Rediff.com and Pulak Chandan Prasad.
*******4.11	Indemnification Agreement dated November 8, 2005 between Rediff.com and Joy Basu.
*4.12	Sublease dated July 5, 1999 between Shreenathji Balaji Computech Private Limited and Rediff.com.
*4.13	Letter Agreement dated December 28, 1998 between Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.
*4.14	Promoters Agreement dated January 9, 1996 between Ajit Balakrishnan and Diwan Arun Nanda.
**4.15	Stock Purchase Agreement among Rediff.com, ValuCom and shareholders of ValuCom dated March 21, 2001.
**4.16	Stock Purchase Agreement among Rediff.com, India Abroad and shareholders of India Abroad dated March 21, 2001, as amended on April 27, 2001.
**4.17
Amended and Restated Agreement and Plan of Reorganization among Rediff.com, Thinkindia.com, Inc., Rediff Holdings, Inc., the principal stock holders of Think India and certain other parties thereto dated February 27, 2001.

*****4.18	Agreement for sale of assets of Value Communications Corporation dated April 8, 2004.
******4.19	Underwriting Agreement dated November 9, 2005 between Rediff.com and Deutsche Bank Securities Inc.
†12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†13.1	Certification of Principal Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
†13.2	Certification of Principal Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-37376).

*	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2001.

***	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2003.

****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on December 30, 2004.

*****	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2004.

******	Incorporated by reference to exhibits filed with the Registrant’s Form 6-K filed on November 9, 2005.

*******	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2006.

†	Filed herewith.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Board of Directors of Rediff.com India Limited:

We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2006 and 2007 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2006 and 2007 and the consolidated results of its operations and its cash flows for each of the years in the three year period ended March 31, 2007 in conformity with the accounting principles generally accepted in the United States of America.

As described in Note 2(b), these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.

Deloitte Haskins & Sells

Mumbai, India

September 26, 2007

 REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS
as of March 31, 2006 and 2007

	March 31,
	2006	2007
Assets
Current Assets
Cash and cash equivalents	US$53,093,635	US$53,546,300
Trade accounts receivable, (net of allowances of US$1,766,424 and US$ 2,697,334at March 31,2006 and 2007, respectively)	5,376,373	10,671,318
Prepaid expenses and other current assets (See Note 4)	1,665,678	1,633,588
Total current assets	60,135,686	65,851,206
Property, plant and equipment - net (See Note 5)	5,531,672	9,963,029
Investments	-	581,054
Goodwill (See Note 6)	7,314,468	7,314,468
Recoverable income taxes	515,834	1,833,709
Other assets (See Note 7)	612,613	949,265

Total assets	US$74,110,273	US$86,492,731

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	US$ 5,689,259	US$ 7,644,191
Customer advances and unearned revenues	1,549,310	1,288,902
Total current liabilities	7,238,569	8,933,093
Other liabilities	1,428	336,889
Total liabilities	7,239,997	9,269,982

Commitments and contingencies

Shareholders' equity
Equity shares: par value -- Rs.5, Authorized: 24,000,000 shares at March 31, 2006 and 2007 ;
Issued and outstanding: 14,539,600 shares and 14,603,800 shares at March 31, 2006 and 2007, respectively (See note 9)	1,726,318	1,733,604
Additional paid in capital	122,233,641	123,942,398
Accumulated other comprehensive loss	(2,480,881)	(806,979)
Accumulated deficit	(54,608,802)	(47,646,274)
Total shareholders' equity	66,870,276	77,222,749
Total liabilities and shareholders' equity	US$74,110,273	US$86,492,731

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
For each of the years ended March 31, 2005, 2006 and 2007

	Years ended March 31,
	2005	2006	2007
Operating revenues
India Online	US$ 6,556,320	US$ 12,174,927	US$ 20,759,227
U.S. Publishing	6,070,344	6,525,753	7,916,298
Total revenues	12,626,664	18,700,680	28,675,525
Cost of revenues
India Online	1,593,218	1,593,894	2,357,178
U.S. Publishing	3,519,906	3,445,540	3,059,138
Total cost of revenues	5,113,124	5,039,434	5,416,316
Operating expenses
Sales and marketing	2,278,297	3,474,971	5,856,640
Product development	1,832,394	2,578,339	3,845,304
General and administrative	5,116,020	6,629,657	10,493,022
Total operating expenses	9,226,711	12,682,967	20,194,966
Operating (Loss) / income	(1,713,171)	978,279	3,064,243
Other income (expense), net:
Interest income	518,958	1,225,416	3,726,222
Foreign exchange gain (loss), net	5,055	(975,488)	133,873
Miscellaneous income	7,272	2,253	121,264
	531,285	252,181	3,981,359
(Loss)/ income from continuing operations before income taxes	(1,181,886)	1,230,460	7,045,602
Income tax expense	(37,994)	(17,603)	(83,074)
(Loss)/ income from continuing operations	US$(1,219,880)	US$ 1,212,857	US$ 6,962,528
Loss from discontinued operations (See Note 3)	US$(207,710)	-	-
Net (Loss) / income	US$(1,427,590)	US$ 1,212,857	US$ 6,962,528
Weighted average number of equity shares -- basic	12,850,424	13,487,212	14,543,360
Weighted average number of equity shares -- Diluted	12,850,424	13,763,989	14,924,267
(Loss) / profit per share – basic
Continuing operations	Cents (10.00)	Cents 8.99	Cents 47.88
discontinued operations	(1.00)	-	-
(Loss) / profit per share – basic and diluted	Cents (11.00)	Cents 8.99	Cents 47.88
(Loss) / profit per share –diluted
Continuing operations	Cents (10.00)	Cents 8.81	Cents 46.66
discontinued operations	(1.00)	-	-
(Loss) / profit per share –diluted	Cents (11.00)	Cents 8.81	Cents 46.66

(Loss) / profit per ADS – basic
Continuing operations	Cents (5.00)	Cents 4.50	Cents 23.94
discontinued operations	(0.50)	-	-
(Loss) / profit per ADS -- (where 2 ADSs are equal to 1 equity share) – basic	Cents (5.50)	Cents 4.50	Cents 23.94

(Loss) / profit per ADS – diluted
Continuing operations	Cents (5.00)	Cents 4.41	Cents 23.33
discontinued operations	(0.50)	-	-
(Loss) / profit per ADS -- (where 2 ADSs are equal to 1 equity share) -- diluted	Cents (5.50)	Cents 4.41	Cents 23.33

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For each of the years ended March 31, 2005, 2006 and 2007

	Equity Shares
	(See note 9)
	Number of Shares	Amount	Additional Paid in Capital	Accumulated other Comprehensive Loss	Deferred CompensationExpense	Accumulated Deficit	Total
Balance, as of April 1, 2005	12,827,425	US$1,537,865	US$76,973,587	US$(3,089,310)	US$ (710)	US$(54,394,069)	US$21,027,363
Amortization of compensation related to stock option grants	--	--	--	--	448	--	448
Stock options exercised	52,625	6,073	296,852	--	--	--	302,925
Net loss	--	--	--	--	--	(1,427,590)	(1,427,590)
Other comprehensive income translation adjustment	--	--	--	(106,643)	--	--	(106,643)
Balance, as of March 31, 2005	12,880,050	US$1,543,938	US$77,270,439	US$(3,195,953)	US$ (262)	US$(55,821,659)	US$19,796,503
Amortization of compensation related to stock option grants	--	--	--	--	262	--	262
Issue of Shares and options	1,659,550	182,380	44,963,202	--	--	--	45,145,582
Net Profit	--	--	--	--	--	1,212,857	1,212,857
Other comprehensive income translation adjustment	--	--	--	715,072	--	--	715,072
Balance, as of March 31, 2006	14,539,600	US$1,726,318	US$122,233,641	US$(2,480,881)	--	US$(54,608,802)	US$66,870,276
Amortization of compensation related to stock option grants	--	--	--	--	--	--	--
Stock compensation	--	--	1,233,127	--	--	--	1,233,127
Stock options exercised	64,200	7,285	475,630	--	--	--	482,915

Net Profit	--	--	--	--	--	6,962,528	6,962,528
Other comprehensive income translation adjustment	--	--	--	1,673,904	--	--	1,673,904
Balance, as of March 31, 2007	14,603,800	US$1,733,604	US$123,942,398	US$(806,979)	--	US$(47,646,274)	US$77,222,749

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the years ended March 31, 2005, 2006 and 2007

	Years ended March 31,
	2005	2006	2007

Cash flows from operating activities Net (loss)/ Profit	US$(1,427,590)	US$1,212,857	US$6,962,528
Loss from discontinued operations	207,710	-	--
Adjustments relating to continuing operations to reconcile net (loss)/ profit to net cash (used in) /generated from continuing operations:
Depreciation and amortization	735,232	1,514,471	3,105,878
Allowances for doubtful debts	218,514	401,818	930,910
Profit on sale of investments	--	--	113,556
Loss on sale of property, plant and equipment	5,859	25,125	17,096
Stock based compensation expense	448	262	1,233,127
Changes in assets and liabilities:
Trade accounts receivable (gross)	(1,432,095)	(2,684,819)	(6,225,855)
Prepaid expenses and other current assets	(745,091)	191,196	32,092
Accounts payable and accrued liabilities	2,065,466	824,440	1,904,774
Customer advances and unearned revenues	317,285	534,891	125,211
Recoverable income taxes	(143,395)	(237,805)	(1,317,874)
Other assets	341,730	(117,053)	(336,652)
Net cash generated from continuing operations	144,073	1,663,403	6,544,790
Net cash (used in) / generated from discontinued operations	(509,568)	13,737	-
Net cash (used in )/ generated from operating activities	(365,495)	1,677,140	6,544,790

Cash flows from investing activities Payments to acquire property, plant and equipment	(1,855,901)	(4,618,379)	(7,801,821)
Purchase of investments	—	—	(581,054)
Cash received from sale of business/ investments	407,000	-	113,656
Proceeds from sales of property, plant and equipment	24,810	33,645	20,276
Net cash used in investing activities	(1,424,091)	(4,584,737)	(8,248,943)

Cash flows from financing activities
Net proceeds from issue of equity shares	302,925	45,145,582	482,915
Net cash provided by financing activities	302,925	45,145,582	482,915
Effect of exchange rate changes on cash	(83,156)	786,291	1,673,903
Net increase/ (decrease) in cash and cash equivalents	(1,569,817)	43,024,279	452,665
Cash and cash equivalents at the beginning of the year	11,639,173	10,069,356	53,093,635
Cash and cash equivalents at the end of the year	US$ 10,069,356	US$ 53,093,635	US$ 53,546,300
Supplemental disclosure of cash flow information:
Income taxes paid	US$27,981	US$30,053	US$50,405
Interest paid	US$189	US$ --	US$ --

See accompanying notes to consolidated financial statements

 REDIFF.COM INDIA LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business

Rediff.com India Limited (the "Company") was incorporated as a private limited company in India on January 9, 1996 under the Indian Companies Act, 1956 and was converted to a public limited company on May 29, 1998. The Company’s American Depository Shares (“ADSs”) are listed on the NASDAQ Global Market (formerly the NASDAQ National Market).

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

During the year ended March 31, 2006, the Company issued 3,026,480 ADSs representing 1,513,240 equity shares on account of Company’s follow on offering in November 2005 at US$ 15.86 per ADS, the aggregate proceeds of which were US$ 47,999,973 (net proceeds of US$ 44,074,195 after deducting issuance costs of US$ 3,925,778).

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

(d)  Revenue recognition

India Online business

India Online business includes revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships. Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using e-mail, matchmaker, astrology and other subscriber services. Wireless short messaging services include revenues derived from mobile phone operators based on value added text messages received and sent by mobile subscribers over their mobile phones.

Advertisement and sponsorship income is derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided and, income earned from designing and managing customers' websites.

Revenue from advertisement and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of e-mail messages to its users on behalf of advertisers and such revenues are recognized in the period such e-mail messages are sent.

E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store.

Customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/debit card or checks, or whether the payment is to be made by the customer on cash-on-delivery (“COD”) basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of the transactions executed for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. The Company recognizes as revenues the commission earned on these transactions and shipping costs recovered from customers.

Revenues from E-commerce services also include one time sign up fees for creating, designing and hosting the vendors' product information on the Company's website.

Subscription service revenues primarily include income from various paid e-mail and other service products that cater to a cross section of the Company's registered user base. The revenue for subscription based services is recognized ratably over the period of subscription. Billings in excess of costs and earnings are classified as unearned revenues.

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

(e)  Costs and expenses

Costs and expenses have been classified according to their primary functions within the enterprise in the following categories:

Cost of revenues

Cost of revenues primarily include cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad and India in New York newspapers, e-commerce marketplace related costs and related salaries. During the fiscal year ended March 31, 2007, the Company wrote back certain old accruals, which were no longer payable and which were earlier charged to costs of revenues amounting to US$ 66,296.

Sales and marketing

Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. During the fiscal year ended March 31, 2006 and 2007, the Company wrote back certain old accounts payable and accruals amounting to US $ 54,000 and US$ 39,306 respectively, which were no longer payable and which were earlier charged to sales and marketing expenses.

Product development

Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. (See note 2(h)). Product development expenses include bandwidth costs of US$896,478, US$1,115,023 and US$ 1,686,600 for the years ended March 31, 2005, 2006 and 2007 respectively.

During the fiscal year ended March 31, 2006 and 2007, the Company wrote back certain old accounts payable amounting to US $ 25,000 and 21,364 respectively, which were no longer payable and which were earlier charged to product development expenses.

General and administrative

These costs primarily include employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, depreciation, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, valuation allowances and other general expenses.

During the fiscal years ended March 31, 2006 and March 31, 2007, the Company wrote back certain old accruals amounting to US$30,000 and US$446,367 respectively, which were no longer payable and which were earlier charged to general and administrative costs.

(f)  Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents Cash and cash equivalents consist of cash on hand and cash on deposit with banks.

Cash and cash equivalents include short term bank deposits at March 31, 2006 and 2007, of US $ 51,373,812 and US $ 51,020,141 respectively, which have a remaining maturity of less than one year, but which are redeemable without penalty on demand.

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

(h)  Website development costs

Costs incurred in the operations stage that provides additional functions or features to the Company's website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs as incurred. Costs incurred for website development are accounted for in accordance with EITF 00-2 - "Accounting for Website development costs".
(i)  Investments

Equity securities with readily determinable fair market values that are not classified as held-to-maturity are classified as available-for-sale and recorded at fair value.

Equity securities that do not have readily determinable market values are accounted for at original cost. The fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the fair value.

Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders’ equity.

Securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The impairment is charged to statement of operations.

(j)  Goodwill

The Company capitalizes goodwill resulting from business combinations.

In accordance with the two-step methodology required by SFAS No. 142 "Goodwill and other Intangible Assets", the Company tests the carrying balances of goodwill and intangible assets that do not have a finite life for impairment annually or earlier upon the occurrence of a triggering event.

Where the management concludes that the carrying amounts are impaired, the impairment loss is recognized in the statement of operations.

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

(l)  Earnings/ Loss per share

The Company reports basic and diluted earnings/ loss per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings / loss per share from continuing operations and net income/ loss has been computed by dividing the income/ loss from continuing operations and net income/loss, respectively for the year by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted earnings/ loss per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive. The determination as to whether a potential equity share is anti-dilutive is based on the income/ loss per share from continuing operations. The Company also reports earnings/loss per ADS, where two ADSs are equal to one equity share.

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

(n)  Impairment or disposal of long-lived assets

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

(o)  Stock based compensation

The Company has adopted the provisions of Statement of Financial Accounting Standard No. 123(R) Share-Based Payment (“SFAS 123R”) with effect from 1st April, 2006. Accordingly, the fair value method is used to account for   the compensation cost of stock options awards granted to officers, employees , retainers in full time service of the Company and non-employee directors for their services as directors. Until March 31, 2006, the Company used the intrinsic value method specified under Accounting Principles Board Opinion No. 25 Stock Issued to Employees to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and non-employee directors for their services as directors and the fair value method specified in SFAS 123R to account for the compensation cost of stock options and awards granted to associates of the Company. Had compensation cost for the Company's stock based compensation plan been determined in a manner consistent with the fair value approach the Company's net (loss) income and basic and diluted (loss) in 2005 and 2006 earnings per share as reported would have been revised to the pro forma amounts indicated below:

		2005	2006
Net (Loss) Income as reported		US$(1,427,590)	US$1,212,857
Add:	Stock compensation expenses included in reported net income	448	262
Less:	Total stock-based employee compensation expense determined under fair value based method for all awards	(1,259,234)	(979,155)
Adjusted pro forma		US$(2,686,376)	US$ 233,964
(Loss) Earnings per share – As reported
Basic		Cents (11.00)	Cents 8.99
Diluted		Cents (11.00)	Cents 8.81
Adjusted pro forma
Basic		Cents (21.00)	Cents 1.73
Diluted		Cents (21.00)	Cents 1.70

The adoption of SFAS 123(R) has resulted in recognition of US$1,233,127 as stock-based compensation cost for the fiscal year ended March 31, 2007. The impact on the consolidated financial statements of the Company for the fiscal year ended March 31, 2007 due to adoption of the standard is given below:

	2007

Income before income tax	US$	(1,233,127)
Net income		(1,233,127)
Cash flows from operating activities		(1,233,127)
Earnings per equity share in cents—basic		(8.48)
Earnings per equity share in cents—diluted		(8.26)
Earnings per ADS in cents—basic		(16.96)
Earnings per ADS in cents—diluted		(16.53)

The fair value of each options is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2005	2006	2007
Dividend yield	0%	0%	0%
Expected life	4 Years	1-4 Years	4-5 Years
Risk free interest rates	4.23%	4.23%	4.43-4.56%
Volatility	111.17%	104%	91.68- 97.63%

       See Note 15 - "Stock based compensation" for other proforma disclosures.

(p)  Allowances for doubtful accounts receivable and other recoverables

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

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the disposal of the phone-card business qualifies as discontinued operations at March 31, 2005, 2006 and 2007. Hence, the results of operations of the phone card business, as detailed below, are disclosed as discontinued operations in the Company's Consolidated Statements of Operations.

	Years ended March 31,
	2005	2006	2007
Operating revenues	US$98,922	US$ -	US$ -
Loss from operations before taxes (after eliminating inter-company transactions)	(207,710)	(-)	-
Loss from discontinued operations	US$(207,710)	US$ (-)	US$ -

4.  Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprise of:

	As of March 31,
	2006	2007
Prepaid expenses	US$659,103	US$633,478
Vendor advances	10,741	201,913
Rent deposits	294,317	328,001
Other advances and deposits	139,861	96,207
Loans to employees	73,885	86,062
Accrued interest	487,771	287,927
	US$ 1,665,678	US$ 1,633,588

5.	Property, Plant and Equipment

Property, plant and equipment comprise of:

	As of March 31,
	2006	2007
Furniture and fixtures	US$646,506	US$480,443
Computer equipment and software	11,986,472	17,103,372
Office equipment	334,860	354,500
Vehicles	275,602	305,538
Leasehold improvements	286,705	420,452
Website development costs	675,685	1,304,536
Capital work in progress	270,770	1,930,655
Property, plant and equipment, cost	14,476,600	21,899,496
Accumulated depreciation and amortization	(8,944,928)	(11,936,467)
Property, plant and equipment, net	US$5,531,672	US$9,963,029

The depreciation and amortisation  charge for the years ended March 31, 2005, 2006 and 2007 was US$735,232, US$ 1,514,471 and US$ 3,105,878.

6.  Goodwill

The Company's goodwill amounts as of March 31, 2006 and 2007 arise from its acquisition of India Abroad. The goodwill related to India Abroad has been allocated to the U.S. Publishing reporting unit which is also the reporting segment. The Company's business in India has been treated as a single reporting unit, and since none of the components in India benefited from the synergies from acquisitions in the United States, no goodwill was allocated to this reporting unit. The segment realignment did not effect the determination of reporting units or the allocation of goodwill. The Company has tested each reporting unit for impairment of goodwill annually, or earlier upon the occurrence of a triggering event.

India Abroad

In the fourth quarter of fiscal years 2005, 2006 and 2007 the Company performed its annual impairment test for goodwill of India Abroad. Management determined the fair value of the business using the discounted cash flow method in all years and established that the fair value of the reporting unit exceeded its carrying value indicating that goodwill was not further impaired.

7.	Other Assets

Other assets comprise of rental deposits which at the balance sheet date are due after more than one year and the non current portion of loans to employees. Other assets also include an amount of US$67,955 representing a recoverable from the insurance carrier of the Company's D&O policy.

8.	Related Party Transactions

       The Company's principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

Five of the Company's largest shareholders beneficially hold approximately 59.9% of the Company's equity share capital in aggregate. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Included in the determination of net (loss) income are the following significant transactions with related parties:

	Years ended March 31,
	2005	2006	2007
Advertising and mobile revenues	US$53,991	US$43,299	US$31,281

    Balances with related parties include:
	As of March 31,
	2006	2007

Receivable for advertising income	US$25,004	US$5,129
Loans to officers	US$13,507	US$172,020

The Company grants unsecured loans to employees for acquiring assets such as housing property and vehicles and also for other personal purposes. These are recovered from the employees’ salaries. The rates at which the loans are made to employees vary between  0% to 2% per annum.

 The required repayments of loans by employees are as follows:

Years ended March 31,
2008	79,413
2009 2010 2011	54,638 31,767 5,974
2012and thereafter	227
Total payments	US$172,020

9.  Shareholders' Equity

On August 9, 2004, the authorized share capital of the Company was increased from 20,000,000 equity shares to 24,000,000 equity shares.

During the year ended March 31, 2006, the Company issued 3,026,480 ADSs representing 1,513,240 equity shares on account of Company’s follow on offering in November 2005 at US$ 15.86 per ADS, the aggregate proceeds of which were US$ 47,999,973 (net proceeds of US$ 44,074,195 after deducting issuance costs of US$ 3,925,778).

During the fiscal year ended March 31, 2006, the Company also issued 292,620 ADSs representing 146,310 equity shares on account of the exercise of stock options pertaining to the 2002 and 2004 Stock Option plans at various grant prices, the aggregate proceeds of which were US$ 1,071,387.

During the fiscal year ended March 31, 2007, the Company also issued 128,400 ADSs representing 64,200 equity shares on account of the exercise of stock options pertaining to the 2002 and 2004 Stock Option plans at various grant prices, the aggregate proceeds of which were US$ 482,915.

10.  Retirement Benefits

Gratuity

The Company provides for gratuity on an acturial valuation It has an unfunded defined benefit retirement plan covering eligible employees in India. This plan provides for a lump-sum payment to be made to vested employees at retirement, death or termination of employment in an amount equivalent to 15 days basic salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service.

The following tables set out the status of the gratuity plans and the amounts recognized in the Company's financial statements for the fiscal years ended March 31, 2005, 2006 and 2007. The measurement date used is March 31 of the relevant fiscal year.

	Years ended March 31,
	2005	2006	2007
Change in benefit obligation
Benefit obligation at the beginning of the year……	US $88,021	US$ 96,524	US$ 105,679
Actuarial(gain) loss	(6,229)	5,618	81,386
Service cost	16,923	21,479	21,769
Interest cost	5,675	7,210	7,950
Benefits paid	(7,647)	(22,942)	(23,997)
Effect of exchange rate changes	(219)	(2,210)	5,990
Benefit obligation at the end of the year	US$96,524	US$ 105,679	US$ 198,777
Unrecognized net actuarial loss (gain)	8,517	2,976	-
Accrued liability	US$ 105,041	US$ 108,655	US$ 198,777

Net gratuity cost for the years ended March 31, 2005, 2006 and 2007 comprise of the following:

	Years ended March 31,
	2005	2006	2007
Service cost	US$16,923	US$21,479	US$21,769
Interest cost	5,675	7,210	7,950
Recognized net actuarial (gain) loss	(6,229)	5,618	81,386
Net gratuity cost	US$16,369	US$34,307	US$111,105

The assumptions used in accounting for gratuity in the years ended March 31, 2005, 2006 and 2007 were as follows:

		Years ended March 31,
	2005	2006	2007
	------	------	------
Discount rate	8%	8%	10%

Rate of increase in compensation	8% for first year and 6% thereafter	8% for first 2 years and 5% thereafter	10% for first 5 years and 7% thereafter

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial gain/ loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31,

2008	US$16,678
2009	US$25,166
2010	US$34,251
2011	US$45,286
2012-2017	US$457,811

The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as of March 31, 2007.

Provident Fund

Employees based in India and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$87,710, US$ 113,222   and US$ 166,314 for the years ended March 31, 2005, 2006 and 2007 respectively.

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

11.  Operating Leases

The Company leases office space, computer equipment, high-speed telephone lines and residential apartments for employees under various operating leases. Operating lease expense that has been included in the determination of the net (loss) income is as follows:

	Years ended March 31,
	2005	2006	2007
Office space	US$ 436,798	US$ 443,955	US$ 505,465
Computers and equipments	18,378	36,863	36,720
Residential apartments for employees	110,865	106,079	185,315
Total operating lease expense	US$ 566,041	US$ 586,937	US$ 727,500

The minimum annual rental commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

As at March 31,

2008	US$ 338,359
2009	US$ 98,844
2010 and after	-

12.  Income Taxes

The income tax expense consists of:

Years ended March 31,
	2005	2006	2007
Current taxes — including foreign (State tax)	US$37,994	US$17,603	US$83,074
Deferred taxes, net of allowance	—	—	—
Net income tax expense	US$37,994	US$17,603	US$83,074

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2006	2007
Depreciation and amortization	3,237,131	3,301,215
Net operating loss carry forwards	US$10,537,097	US$7,216,603
Bad debt allowance	605,047	892,667
Retirement benefits	76,385	226,847
Others	7,222	7,202
	14,462,882	11,644,534
Less: Valuation allowance	(14,462,882)	(11,644,534)
Net deferred tax asset	US$ —	US$ —

The Company increased the valuation allowance by US$659,013 for the fiscal year ended March 31, 2006 on account of increase in unabsorbed depreciation and amortization and bad debt allowances and decreased it by US$ 2,818,348 for the fiscal year ended March 31, 2007  mainly on account of decrease in unabsorbed depreciation and net operating loss carry forwards as compared to the previous year.

The Company has provided a full valuation allowance against the deferred tax asset since it is uncertain that the asset will be recovered. The Company's net operating loss carry forwards for its Indian operations aggregating approximately US$ 3.26 million as of March 31, 2007 will expire between April 1, 2008 and March 31, 2015. The Company also has unabsorbed depreciation carry forwards as at March 31, 2007 aggregating to approximately US$ 3.2 million.

Recoverable income taxes mainly consist of tax deducted at source on income from advertising services and interest income, which the Company will claim as refund.

As of March 31, 2007, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$2.9 million, which expire in years 2021 through 2025.

As of March 31, 2007, Rediff Holdings, Inc., has net operating loss carry forwards of approximately US$5.8 milion, for federal income tax purposes, which expire in years 2020 through 2025.

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

During the year ended March 31, 2004, the Company discontinued its earlier practice of allocating the operating expenses to its segments as management does not use this information to measure the performance of these operating segments. The Company believes that allocating these expenses is no longer meaningful in evaluating segment performances since the Chief Operating Decision Maker's (the Company’s Chairman and Managing Director) measure for segment results is the profits of the segment before operating expenses.

Following are the segment results and segment assets for the years ended March 31, 2005, 2006 and 2007.

	Years ended March 31,
	2005			2006			2007
	India Online Business	U.S. Publishing Business	Total	India Online Business	U.S. Publishing Business	Total	India Online Business	U.S. Publishing Business	Total
Revenues from external customers:
Advertising	US$ 4,135,225	US$ 5,567,102	US$ 9,702,327	US$ 8,502,520	US$ 5,931,028	US$ 14,433,548	US$ 16,176,418	US$ 7,113,880	US$ 23,290,298
Fee based services	2,421,095	503,242	2,924,337	3,672,407	594,725	4,267,132	4,582,808	802,419	5,385,227
	6,556,320	6,070,344	12,626,664	12,174,927	6,525,753	18,700,680	20,759,227	7,916,299	28,675,525
Inter segment revenues:
Advertising	6,353	-	6,353	7,029	-	7,029	246	-	246
Total revenues	6,562,673	6,070,344	12,633,017	12,181,956	6,525,753	18,707,709	20,759,473	7,916,299	28,675,771
Cost of revenues
-Third-party	1,593,218	3,519,906	5,113,124	1,593,894	3,445,539	5,039,434	2,357,178	3,059,138	5,416,316
-Inter segment	-	-	-	-	-	-	-	-	-
Total cost of revenues	1,593,218	3,519,906	5,113,124	1,593,894	3,445,539	5,039,434	2,357,178	3,059,138	5,416,316

Segment Results	US$ 4,963,102	US$ 2,550,438	US$ 7,519,893	US$ 10,588,062	US$ 3,080,214	US$ 13,668,276	US$ 18,402,295	US$ 4,857,161	US$ 23,259,455

Segment Assets	US$ 16,270,665	US$ 9,195,006	US$ 25,465,671	US$ 64,417,947	US$ 9,563,787	US$ 73,981,735	US$ 75,768,326	US$ 11,060,461	US$ 86,828,787

The following is a reconciliation of the segment results to the (loss) income from continuing operations before income taxes of the Company for the years ended March 31, 2005, 2006 and 2007.

	Years ended March 31,
	2005	2006	2007
Segment Result	US$ 7,519,893	US$ 13,668,276	US$ 23,259,455
Inter segment expenses	6,353	7029	246
Operating expenses	9,226,711	12,682,967	20,194,540
Other Income	531,285	252,181	3,981,359
Net (Loss)\Income before income taxes from continuing operations...	(1,181,886)	1,230,460	7,045,602

The following is a reconciliation of the segment assets to the total assets as at March 31, 2006 and 2007.

	As at March 31,
	2006	2007
India online business	US $64,417,947	US$75,768,326
US Publishing business	9,563,787	11,060,461
	73,981,735	86,828,787
Phone card business	128,539	81,262
Total assets	US$74,110,273	US$86,910,049

Revenues derived from customers are as follows:

	Years ended March 31,
	2005	2006	2007
United States	US$5,352,176	US$5,853,947	US$7,507,998
India	6,898,291	12,536,571	20,890,345
Rest of the world	376,197	310,162	277,182
Total revenues	US$12,626,664	US$18,700,680	US$28,675,525

Net property, plant and equipment by location are as follows:

	As of March 31,
	2006	2007
United States and Canada	US$ 205,760	US$ 118,847
India	5,325,912	9,844,182
Total	US$ 5,531,672	US$ 9,963,029

14.  Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains the majority of its cash and cash equivalents in Indian Rupees with reputed banks in India and the United States.

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

Significant clients

No single client accounted for 10 percent or more of the total revenues for the year ended March 31, 2005 and  2006. Only one client accounted for more than 10% of total revenues for the year ended March 31, 2007.  As of March 31, 2006, no one customer accounted for 10 percent or more of the accounts receivable balance. As of March 31, 2007, one customer accounted for more than 10% of the accounts receivable balance.

15.	Stock-based compensation

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

For the years ended March 31,  2005 ,2006 and2007the Company recognized a compensation cost of US$448, US$262 and Nil, in respect of stock options granted to associates of the Company in accordance with SFAS 123.

Activity in the warrants available to be granted under the 1999 ESOP is as follows:

	Shares available to be granted as options
	Years ended March 31,

Employee Stock Option Plan 1999:	2005	2006	2007
Available to be granted, beginning of year	33,725	11,475	11,475
Options granted	(30,000)	__NIL	__NIL
Forfeited	7,750	NIL	11,475
Available to be granted, end of year	11,475	11,475	NIL

Activity in the warrants of the 1999 ESOP for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Years ended March 31,
	2005			2006			2007
	Shares arising out of options	Weighted average price		Shares arising out of options	Weighted average price		Shares arising out of options	Weighted average price
Outstanding at the beginning of the year	246,275	US$6.92	Rs. 300	92,150	US$6.45	Rs. 281	46,000	US$ 9.49	Rs. 423
Granted	30,000	US$10.78	Rs. 500	--	--	--	--	--	--
Lapsed	(176,375)	US$6.13	Rs. 267	(46,150)	US$ 10.43	Rs. 465
Forfeited	(7,750)	US$8.29	Rs. 362	--	--	--	--	--	--
Outstanding at the end of the year	92,150	US$6.45	Rs. 281	46,000	US$ 9.49	Rs. 423	46,000	US$ 9.70	Rs. 423

Activity in the options available to be granted under the 1999 ASOP is as follows:

	Shares available to be granted as options
	Years ended March 31,
Associate Stock Option Plan 1999:	2005	2006	2007
Available to be granted, beginning of year	109,650	103,650	103,650
Options granted	(6,000)	--	--
Forfeited	--	--	103,650
Available to be granted, end of year	103,650	103,650	NIL

Activity in the warrants of the 1999 ASOP for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Year ended March 31,
	2005			2006			2007
	Shares arising out of options	Weighted average price		Shares arising out of options	Weighted average price		Shares arising out of options	Weighted average price

Outstanding at the beginning of the year	88,350	US$10.27	Rs. 446	35,000	US$4.67	Rs. 204	35,000	US$4.67	Rs. 204
Granted	6,000	US$15.11	Rs. 659	--	--	--	--	--	--
Lapsed	(59,350)	US$13.81	Rs. 610	--	--	--	--	--	--
Forfeited	--	--	--	--	--	--	--	--	--
Outstanding at the end of the year	35,000	US$4.67	Rs. 204	35,000	US$4.56	Rs. 204	35,000	US$4.68	Rs. 204

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

Activity in the warrants available to be granted under the 2002 plan is as follows:

	Shares available to be granted as options Years ended March 31,

ADS linked Employee Stock Option Plan 2002:	2005	2006	2007
Available to be granted, beginning of year	12,750	7,125	13,000
Options granted	(10,500)	--
Forfeited	4,875	5,875	--
Available to be granted, end of year	7,125	13,000	13,000

Activity in the warrants of the 2002 plan for the fiscal year ended March 31, 2004, 2005 and  2006 is as follows:

Year s ended March 31,
2005	2006	2007
	Shares arising out of options	Weighted average Price	Shares arising out of options	Weighted average price	Shares arising out of options	Weighted average price
Outstanding at the beginning of the year	235,025	US$4.64	188,025	US$5.22	87,750	US$5.26
Granted	10,500	US$10.98	--	--	--	--
Forfeited	(4,875)	US$2.26	(5,875)	US$2.28	--	US$--
Exercised	(52,625)	US$5.53	(94,400)	US$5.38	(25,125)	US$6.13
Outstanding at the end of the year	188,025	US $5.22	87,750	US$5.26	62,625	US$4.95

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

Activity in the warrants available to be granted under the 2004 plan is as follows:

	Shares available to be granted as options Years ended March 31,

ADS linked Employee Stock Option Plan 2004:	2005	2006	2007
Available to be granted, beginning of year	358,000	73,500	115,525
Options granted	(284,500)	(5,100)	(46,250)
Forfeited	-	47,125	11,875
Available to be granted, end of year	73,500	115,525	81,150

 Activity in the warrants of the 2004 plan for the fiscal year ended March 31, 2005, 2006 and 2007 is as follows:

	Year s ended March 31,
	2005		2006		2007
	Shares arising out of options	Weighted average Price	Shares arising out of options	Weighted average price	Shares arising out of options	Weighted average price
Outstanding at the beginning of the year	-	-	284,500	US$ 10.84	190,565	US$ 10.74
Granted	284,500	US$10.84	5,100	US$ 14.68	46,250	US$ 23.13
Forfeited	-	-	(47,125)	US$ 10.78	(11,875)	US$ 13.04
Exercised	-	-	(51,910)	US$ 10.86	(39,075)	US$ 10.83
Outstanding at the end of the year	284,500	US$ 10.84	190,565	US$ 10.74	185,865	US$ 14.04

 2006 Stock Option Plan

The 2006 Stock Option Plan (“2006 ESOP”) was adopted and approved by the Compensation committee on June 20, 2006 in accordance with the approval granted by shareholders on March 31, 2006. A total of 485,000 equity shares were approved for issuance under the plan.

Under the terms of the 2006 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rates set forth in each award. Each option grant carries with it the right to purchase a specified number of the Company's ADS's at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant.

For the 2006 plan, the Company has obtained necessary approvals. During the fiscal year ended March 31, 2007, the Company made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2006 plan.

Activity in the warrants available to be granted under the 2006 plan is as follows:

	Shares available to be granted as options Years ended March 31,

ADS linked Employee Stock Option Plan 2006:	2006	2007
Available to be granted, beginning of year	--	485,000
Options granted	--	263,750
Available to be granted, end of year	--	221,250

	2006		2007
	Shares arising out of options	Weighted average price	Shares arising out of options	Weighted average price
Outstanding at the beginning of the year	--	US$ --	--	US$ --
Granted	--	US$ --	263,750	US$ 14.88
Forfeited	--	US$ --	(3,000)	US$ 0.23
Outstanding at the end of the year	--	US$ --	260,750	US$ 15.05

The following table summarizes information about stock options outstanding as at March 31, 2007:

	Options Outstanding
Range of Exercise Price	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average Price
US$1.72 – 2.60	195,750	3.91 years	US$ 1.11	Rs. 48.48
US$6.44 – 9.29	15,500	2.99 years	US$ 8.98	Rs. 391.42
US$9.81 – 13.58	184,490	0.18 years	US$ 11.43	Rs. 498.25
US$14.92 - 20.43	194,500	4.47 years	US$ 26.21	Rs. 1142.42

The following table summarizes information about stock options exercisable as at March 31, 2007:

	Options Outstanding
Range of Exercise Price	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average Price
US$1.72 – 2.60	44,000	1.29 years	US$ 1.29	Rs. 48.38
US$6.44 – 9.29	23,250	2.3 years	US$ 8.98	Rs. 391.42
US$9.81 – 13.58	63,230	0.01 years	US$ 11.43	Rs. 498.25
US$14.92 - 20.43	1,500	0.06 years	US$ 26.22	Rs. 1142.74

16.	Earnings/ Loss per share and ADS

A reconciliation of the numerators and denominators used in the computation of the basic and diluted loss/earnings per equity share has not been provided for the year ended March 31 2005, since 304,957 stock options outstanding as on March 31, 2005, which could potentially dilute the basic EPS in the future were anti dilutive in those years.

For the year ended March 31, 2006 and 2007, the following table sets forth the computation of basic and diluted income per share and ADS:

		Year ended March 31, 2006	Year ended March 31, 2007
Numerator:
Net Income		US$ 1,212,857	US$ 6,962,528
Denominator:
Weighted average equity shares		13,487,212	14,543,360
Denominator for basic calculations		13,487,212	14,543,360
Weighted average effect of dilutive shares:
Employee Stock Options		276,778	380,907
Denominator for diluted calculations		13,763,989	14,924,267
Earnings per share	– basic	Cents 8.99	Cents 47.88
	– diluted	Cents 8.81	Cents 46.66
Earnings per ADS	– basic	Cents 4.50	Cents 23.94
	– diluted	Cents 4.41	Cents 23.33

17.  Commitments and contingencies

Litigation

Securities Actions

Khanna v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, four of our officers and directors, including Ajit Balakrishnan, our Chairman and Managing Director, a group of investment banks that acted as underwriters in our June 2000 IPO and listing of ADSs and we, were named as defendants in the Khanna Action, a class action lawsuit filed in the U.S. District Court for the Southern District of New York. The plaintiffs alleged that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and Rule 10b-5 under the Exchange Act. The plaintiff class in this lawsuit were all persons who purchased ADSs from the time of the IPO through April 14, 2001.

Several other class action lawsuits were subsequently filed against us and other defendants stating substantially the same allegations as set forth in the Khanna Action.

All the cases were consolidated before a single judge in the United States District Court for the Southern District of New York.

Shives et al. v. Bank of America Securities, LLC et al., United States District Court of the Southern District of New York, Case No. 01 CV 3814. On June 5, 2001, twenty-four companies, including us, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the Shives Action, a class action lawsuit filed in the U.S. District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors, including Ajit Balakrishnan. The plaintiffs in this lawsuit alleged that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. The plaintiffs alleged claims pursuant to the U.S. Sherman Antitrust Act, 1890, as amended, the U.S. Clayton Antitrust Act, 1914, as amended, and the Securities Act against the underwriter defendants. The plaintiffs further alleged that the defendants, including us and certain of our officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings. As against us and our officers and directors, the complaint defined a “Rediff.com Sub-Class” consisting of all persons who purchased securities of Rediff.com India Limited from the time of the IPO through April 4, 2001.  This case was consolidated with several hundred other similar cases filed against other issuers who had IPOs in 2000 and 2001.

On November 24, 2003, plaintiffs’ counsel in the Khanna Action and Shives Action filed a Consolidated Amended Securities Class Action Complaint (“Consolidated Complaint”) which incorporated the material allegations from Khanna Action and Shives Action. On January 30, 2004, we and our officers and directors filed a motion to dismiss the Consolidated Complaint. The underwriter defendants filed a separate motion to dismiss. On October 15, 2004, the District Court judge granted in part and denied in part the motions to dismiss and set a pre-trial discovery schedule and referred the parties to a magistrate judge for settlement discussions.  The parties subsequently engaged in discovery and continued settlement discussions in parallel.  The settlement discussions resulted in an agreement by the plaintiffs to settle all claims against us and our officers and directors in exchange for a payment of US$2.5 million.  Our D&O insurance policy provider agreed to fund the entire amount of the settlement.  The settlement agreement was submitted to review by the Court and by all members of the putative class.  No class member submitted any objection to the settlement or exercised a right to opt-out of the settlement.  On July 12, 2007, the Court entered an order giving the settlement full and final approval and dismissing all claims against us and our officers and directors.  As there have been no appeals filed within 30 days of entry of the Court’s order, this litigation was finally concluded on August 12, 2007.

We may be subject to additional lawsuits of this nature filed in the future. We cannot predict the outcome of these lawsuits, nor can we predict the amount of time and expense that will be required to resolve these lawsuits. If these lawsuits become time consuming and expensive, or if there are unfavorable outcomes in any of these cases, there could be a material adverse effect on our business, financial condition and results of operations. We currently hold insurance policies for the benefit of our directors and officers (the “D&O Policy”), which provide coverage against certain claims. However, the amount of coverage may not be sufficient for our needs or the various exclusions in the D&O Policy could result in denial of coverage, in which case we may have to self-fund all or a substantial portion of our indemnification obligations.

Action Relating to Access to Pornographic Material

Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that we, through our website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the Complaint, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages.

Current Indian laws provide that if any person publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 (approximately US$2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 (approximately US$4,000).

Actions Relating to Copyright Violation

A complaint was filed by the IMI, a society representing various music companies in Magistrate’s Court India against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors are named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors have presently been exempted from personal appearance. Our directors initially filed an application for discharge of the complaint before the Magistrate. The application is pending hearing. Although our directors believe they have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, our directors could face both criminal penalties and monetary fines.

A complaint was filed by SCIL, a producer and publisher of sound recordings and audio visual songs in India, against us and our Chairman/Chief Executive Officer as well as Ram Gopal Verma Films Private Limited in the High Court of Delhi (Suit No. C.S. (O.S.) 736 of 2007). The complaint alleges violations of the Indian Copyright Law of 1957 through our placement on our website of video clips of certain songs from two Hindi films (Nishabd and Honeymoon Travels Pvt Ltd), of which SCIL claims to own sole copyrights through an assignment in the audio visual songs, sound recordings, lyrics and musical composition. The complaint seeks injunctive relief, damages in the amount of Rs.2.0 million (approximately US$50,000) and other relief. In June 2007, we filed a written reply and submitted the following facts that: (i) these song clips were uploaded as an editorial feature due to the recent release of the two films believing these to be newsworthy, in the course of our regular activity and not for commercial purposes; (ii) the clips in question were not downloadable by our users; (iii) these clips were accompanied by editorial review as normally done for a film’s release; (iv) these were uploaded on our sites with the permission of the producer of these films or their publicists who had provided us with such clips for the intended use; and (v) the use of the these clips on our website was fair use, uploaded for its newsworthiness for promotional review and was non-commercial in nature. We have subsequently removed these clips from our website. The matter is now pending before the High Court of Delhi. These actions require management time and cost. In the event that we are unsuccessful in our defense, we and our Chairman may face penalties and fines.

Actions relating to Trademark Infringement

A complaint was filed by Cartier International against Lotus Safetywear Ltd. (“Lotus Safetywear”) and us alleging that Lotus Safetywear has used the trademark “Cartier” on products that are being sold on our Rediff Shopping website. Cartier International is seeking a permanent injunction restraining the defendants, including us, from using without license or permission the “Cartier” trademark and/or such other identical or deceptively similar marks. Cartier International is also claiming damages in the amount of Rs.2.0 million (approximately US$50,000). We have filed our response to Cartier International’s allegations and among the defenses we have raised are: (a) it is Lotus Safetywear, and not Rediff.com, that has used the “Cartier” trademark and that we have not infringed on any of Cartier International’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors such as Lotus Safetywear are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which includes providing us with the description of their products, prices and product images, and which also specifically provides that vendors shall not infringe on third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the action, if they are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.

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

18.  New Accounting Pronouncements

In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We have evaluated the impact of this pronouncement and do not believe that adoption of FIN 48 on April 1, 2007 will have a material effect on the financial position, cash flows or results of our operations.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are  currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial reporting and disclosures.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on its financial reporting and disclosures.

Schedule of Valuation and Qualifying Accounts

Allowance for trade accounts receivables

Description	Balance at Beginning of Period	Charged to cost and expenses	Write offs	Effect of exchange rate changes	Balance at end of period
Fiscal 2007	US$1,766,424	US$948,934	US$-	US$(18,024)	US$2,697,334
Fiscal 2006	US$1,434,910	US$401,818	US$(45,018)	US$(25,286)	US$1,766,424
Fiscal 2005	US$1,229,677	US$205,890	-	US$(607)	US$1,434,910

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Ajit Balakrishnan
Name:	Ajit Balakrishnan
Title:	Chairman and Managing Director

Place:          Mumbai
Date:           September 26, 2007

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Joy Basu
Joy Basu
Chief Financial Officer
(Principal Financial Officer)

Place:          Mumbai
Date:           September 26, 2007

Exhibit 12.1

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

4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s Board of Directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  September 26, 2007

By:	/s/ Ajit Balakrishnan
Ajit Balakrishnan
Chairman and Managing Director
(Principal Executive Officer)

Exhibit 12.2

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

4.
The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and we have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.
The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s Board of Directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  September 26, 2007

By:	/s/ Joy Basu
Joy Basu
Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 20-F of Rediff.com India Limited for the fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ajit Balakrishnan, the principal executive officer of Rediff.com India Limited, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of Rediff.com India Limited.

Date:  September 26, 2007

By:	/s/ Ajit Balakrishnan
Ajit Balakrishnan
Chairman and Managing Director
(Principal Executive Officer)

A signed original of this written statement required by §906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.2

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 20-F of Rediff.com India Limited for the fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joy Basu, Chief Financial Officer of Rediff.com India Limited, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of Rediff.com India Limited.

Date:  September 26, 2007

By:	/s/ Joy Basu
Joy Basu
Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by §906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.