Form 20-F
period 2008-03-31
REDIFF COM INDIA LTD
filed 2008-09-26
CIK 1103783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . ..

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,615,800 equity shares.

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

Yes [  ]                                        No [X]

TABLE OF CONTENTS

Page

CROSS REFERENCE TO FORM 20-F ITEM HEADINGS	1
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS	4
FORWARD-LOOKING STATEMENTS	5
EXCHANGE RATES	6
SELECTED CONSOLIDATED FINANCIAL DATA	7
RISK FACTORS	8
BUSINESS	27
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	44
MANAGEMENT	57
RELATED PARTY TRANSACTIONS	67
EXCHANGE CONTROLS	68
TRADING MARKET	72
RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES	73
PRINCIPAL SHAREHOLDERS	78
TAXATION	80
CONTROLS AND PROCEDURES	87
PRINCIPAL ACCOUNTANT FEES AND SERVICES	89
PRESENTATION OF FINANCIAL INFORMATION	90
ADDITIONAL INFORMATION	91
EXHIBIT INDEX	98
INDEX TO FINANCIAL STATEMENTS	F-1

CROSS REFERENCE TO FORM 20-F ITEM HEADINGS

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

See “Exchange Rates”, “Risk Factors” and “Selected Consolidated Financial Data”.

Item 4.	Information on the Company

See “Business”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Additional Information”.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

See “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Item 6.	Directors, Senior Management and Employees

See “Management” and “Principal Shareholders”.

Item 7.	Major Shareholders and Related Party Transactions

See “Principal Shareholders,” “Related Party Transactions” and “Additional Information”.

Item 8.	Financial Information

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2006, 2007 and 2008 and the related three-year period ended March 31, 2008. Also see “Business – Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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

See “Additional Information – Memorandum and Articles of Association”.

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

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2006, 2007 and 2008 and the related three-year period ended March 31, 2008.

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

In this annual report, references to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. Our financial statements are prepared in Indian Rupees and presented in U.S. dollars except in case of our U.S. subsidiaries which are prepared and presented in U.S. dollars. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). References to a particular “fiscal” or “financial” year are to Rediff’s fiscal year ended March 31 of such year.

Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the noon buying rate, in the City of New York, on March 31, 2008, for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.40.02 to US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars has been performed using rates specified by the Reserve Bank of India.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions, that are “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

•	our goals and strategies;

•	our recently acquired businesses and other acquisitions, investments and divestments;

•	the impact of regulations and court orders on our business;

•	our future investments, costs and working capital;

•	the importance and expected growth of Internet technology, including sales of personal computers and mobile phones;

•	the pace of change in the Internet market;

•	the demand for Internet services; and

•	advertising demand and revenues.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices, the level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), from time to time. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian Rupee and the U.S. dollar may affect the market price of our American Depositary Shares (the “ADSs”), which trade on the NASDAQ Global Market. Such fluctuations will also affect the U.S. dollar conversion by our depositary for the ADSs, Citibank, N.A. (the “Depositary”), of any cash dividends paid in Indian Rupees on our equity shares represented by the ADSs.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year Ended March 31,	Period End (1)	Average (1)(2)	High	Low
		(Rs.)
2004	43.40	45.78	47.46	43.40
2005	43.62	44.87	46.45	43.27
2006	44.48	44.21	46.26	43.05
2007	43.10	45.06	46.83	42.78
2008	40.02	40.00	43.05	38.48

Notes:
(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	The column titled “Average” represents the average of the noon buying rate on the last day of each month during the period.

The following table sets forth the high and low exchange rates for the previous six months and are based on the noon buying rate in the City of New York for cable transfers in Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High	Low
	(Rs.)
March 2008	40.46	39.76
April 2008	40.45	39.73
May 2008	42.93	40.45
June 2008	42.97	42.38
July 2008	43.29	41.10
August 2008	43.74	42.01
September 2008 (until September 19, 2008)	46.81	43.95

On September 19, 2008, the noon buying rate in the City of New York was Rs.45.71 to US$1.00.

SELECTED CONSOLIDATED FINANCIAL DATA

Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2007 and 2008 and the selected statement of operations data for the fiscal years ended March 31, 2006, 2007 and 2008 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm. The selected balance sheet data set forth below as of March 31, 2004, 2005 and 2006 and the selected statement of operations data for the fiscal years ended March 31, 2004 and 2005 are derived from U.S. GAAP financial statements which are not included in this annual report.*

	Fiscal Years Ended March 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except per share data)

Statement of Operations data:
Revenues	9,446	12,627	18,701	28,676	32,249
Cost of revenues	4,738	5,113	5,039	5,416	6,000
Operating expenses	7,927	9,227	12,683	20,195	27,767
(Loss)/ Income from continuing operations	(3,349)	(1,220)	1,213	6,963	4,908
(Loss)/ Income from discontinued operations	(2,371)	(208)	--	--	--
Net (loss)/ income	(5,720)	(1,428)	1,213	6,963	4,908
(Loss)/ Earnings per Equity Share
(from continuing operations) – basic	US$(0.26)	US$(0.10)	US$0.09	US$0.48	US$0.34
(from discontinued operations) – basic	US$(0.19)	US$(0.01)	--	--	--
(Loss)/ Earnings per Equity Share – basic	US$(0.45)	US$(0.11)	US$0.09	US$0.48	US$0.34
(Loss)/ Earnings per Equity Share
(from continuing operations) – diluted	US$(0.26)	US$(0.10)	US$0.09	US$0.47	US$0.33
(from discontinued operations) – diluted	US$(0.19)	US$(0.01)	--	--	--
(Loss) Earnings per Equity Share – diluted	US$(0.45)	US$(0.11)	US$0.09	US$0.47	US$0.33
Weighted average number of equity shares
- Basic	12,800	12,850	13,487	14,543	14,607
- Diluted	12,800	12,850	13,764	14,924	14,772

	As of March 31,
	2004	2005	2006	2007	2008
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	11,639	10,069	53,094	53,546	59,033
Current assets	15,293	15,323	60,652	65,851	74,608
Current liabilities	3,825	5,878	7,239	8,933	10,998
Total assets	24,868	25,690	74,110	86,493	101,850
Total shareholders’ equity	21,027	19,797	66,870	77,223	90,150

*
The selected financial data set forth above should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those statements included elsewhere in this annual report.

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

Super Cassette Industries Complaint

A complaint was filed by Super Cassettes Industries Limited (“SCIL”), a producer and publisher of sound recordings and audio visual songs in India, against us and our Chairman/Chief Executive Officer as well as Ram Gopal Verma Films Private Limited, in the High Court of Delhi (Suit No. C.S. (O.S.) 736 of 2007). The complaint alleges violations of the Indian Copyright Law of 1957 through our placement on our website of video clips of certain songs from two Hindi films (Nishabd and Honeymoon Travels Pvt Ltd). Pursuant to an assignment, SCIL claims to own sole copyrights in the audio visual songs, sound recordings, lyrics and musical composition in the two films. The complaint seeks, among other relief, injunction relief and damages in the amount of Rs.2.0 million (approximately US$50,000). In June 2007, we filed a written reply. We have since removed these clips from our website. The matter is pending before the High Court of Delhi. All of these actions require management time and cost. In the event that we are unsuccessful in our defense, we and our Chairman/Chief Executive Officer may face penalties and fines. Please see the section entitled “Business — Legal Proceedings” in this annual report for more information on the litigation.

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

We are dependent on the health of the Indian and the U.S. economies. A slowdown in the United States and Indian economies or sectors in which our clients are based, including the Internet and technology-based sectors, or an overall reduction in consumer and business spending, could have a materially adverse impact on our business and our prospects. A significant portion of our revenues are derived from retail customers and from companies that operate in various sectors, including the Internet and technology-based sectors as well as insurance, financial services, banking and consumer goods sectors. Some of these sectors have experienced a slowdown in growth during the fiscal year ended March 31, 2008 and the first quarter ended June 30, 2008 and could experience further slowdowns in growth during the second half of 2008 and next year. As a result, some of our advertisers may reduce their advertising expenditures. A prolonged or material decline in Internet advertising expenditure will have a material adverse effect on our operating results. Further, a slowdown in the Indian and U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.

We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability.

We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2008, we had an accumulated deficit of approximately US$42.74 million. While we earned a net income of US$4.91 million for the fiscal year ending March 31, 2008, we may in the future incur additional net losses and negative operating cash flows. We expect to increase our spending as we continue to expand our services, advertise and promote our brand, and invest in the expansion of our infrastructure and sales and marketing staff. We have incurred and in the future may incur expenses in connection with acquisitions and investments. Accordingly, we will need to generate significant additional revenues in order to remain profitable. We may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will sustain our profitability or that we will not incur operating losses in the future. If we are unable to maintain profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.

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

Our publication business in the United States and Canada faces competition from not only Internet-based publications but also from other publications targeted at Indian-Americans and from television channels featuring Indian news and programming. In addition, competition for paying subscribers for our India Abroad newspaper, which is subscription-based, is intense due to the presence of other paid newspapers such as News India Times, Indian Express and India West. Further, our publications also face competition from free newspapers and from electronic media, such as television and online publications and services.

Our revenues could be adversely affected if we are unable to successfully adapt to new forms of pricing for the services and products we offer. Increased competition or the actions of our existing competitors may result in:

•	loss of visitors and decreased website traffic;

•	loss of paid subscribers;

•	loss of advertisers;

•	reduced operating margins;

•	loss of market share; and

•	diminished value in our services.

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

Our quarterly results may also fluctuate significantly in the future based on a variety of factors. These factors could affect our long-term performance. Some of these factors include:

•	increased competition;

•	lower than expected revenues from one or more of our customers;

•	changes in prices for our product and service offerings;

•	increases in personnel, marketing and other operating expenses;

•	our ability to attract new users and to retain existing users at reasonable costs;

•	our ability to adequately maintain, upgrade and develop our website, our computer network and the systems that we use to process customer orders and payments;

•	the timing of our expansion plans in India and other geographic markets;

•	seasonality in retail sales;

•	technical difficulties, system or website downtime or Internet service disruptions; and

•	entry into new businesses requiring substantial investments.

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

Our contracts with advertising customers do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Additionally, our contracts with advertising customers are usually limited to a specific project and/or for a specific time period and not any future work. There are also a number of factors, other than our performance, which are not within our control, that could cause the loss of advertising customers. Early termination of material contracts or non-renewal of an expired material contract could have a material adverse effect on our business and our future financial performance.

Newspaper Advertising

Our business strategy in the United States and Canada for our India Abroad business depends primarily on growth in advertising in our publications. Competition to provide news and information regarding India or content that is of interest to Indian-Americans in these markets is intense, with competitors including publications with general circulation or that are offered for free and electronic media, such as websites and television channels dedicated to Indian news and programming. Our ability to secure advertising contracts and maintain our advertising rates depends principally on the number of subscribers we have on our circulation. If we are unable to compete with these alternatives or experience a reduction in paid subscribers, we may experience a reduction in advertising revenues. A slowdown in economic growth, in particular a slowdown in the growth of companies that advertise products or services targeted at Indian-Americans, may also reduce advertising revenues for our publications. Further, as is the case with our contracts with online advertisers, our contracts with advertising customers for our India Abroad business usually do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Any of these factors could have a material adverse effect on our business and our future financial performance.

The loss of one or more significant advertisers could adversely affect our revenues.

We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2008, our top ten advertisers in India accounted for approximately 34% of our India Online Advertising revenues. For the same period, for our U.S. publishing business, our top ten advertisers contributed approximately 26% of total U.S. publishing revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

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

We may lose a significant portion of our assets if banks in India collapse following the recent financial crisis affecting the Untied Staes and elsewhere.

A significant portion of our assets is held in the form of cash and cash equivalents. We maintain the majority of such cash and cash equivalents in Indian Rupees with banks in India. In case one or more of these banks collapses due to the recent financial crisis, we may lose a substantial portion of our cash and cash equivalents. This could have a material adverse effect on our business, results of operations and financial condition.

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

We have made several strategic acquisitions and investments in order to penetrate new markets, generate additional revenue streams and provide value-added services to our users. We may, if opportunities arise, acquire or invest in developing products, technologies or companies in the future. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Such transactions are accompanied by a number of risks, including:

•	the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;

•	the difficulty of assimilating the operations, third-party relationships and personnel of the acquired companies with our operations;

•	the potential disruption to our ongoing business and distraction of management during the acquisition and integration process;

•	the difficulty of incorporating acquired technology, software or content into our products, and unanticipated expenses related to such integration;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential unknown liabilities associated with acquired businesses;

•	the failure to develop successfully new products or technologies;

•	the failure to popularize such products or technologies and/or derive expected revenues therefrom;

•	unfavorable changes in business environment and government regulations; and

•	unfavorable changes in accounting rules and guidelines relating to our acquisitions.

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

A part of our India Online revenue growth for the fiscal year ended March 31, 2008 was from our fee-based Internet services, including paid e-mail services, other subscription services and wireless short messaging service in India. If not enough users adopt and use our fee-based Internet services, our growth may be adversely affected.

We depend on mobile operators to advertise our mobile products to their customers.

We have arrangements with most Indian mobile operators which allow the customers of such mobile operators to download ringtones, wallpapers and other products from our servers. These customers can also access information relating to news, business and other information from us by using short messaging services. Some operators permit us to selectively send SMS messages advertising our mobile products to a section of their customer base. The Telecom Regulatory Authority of India (“TRAI”) has instituted rules to prevent unsolicited commercial communications to mobile phone users who sign up for a “Do Not Disturb” registry. This and any other regulatory action to restrict or reduce our ability to advertise our mobile products and services to mobile users may have an adverse impact on our future operating results.

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

We could be exposed to liability for content that may be accessible through our website or content and materials that we develop or that our users may upload or post in our social networking sites, message boards, chat rooms, blogs or other interactive services. For example, we are a party to a criminal writ petition filed in the High Court of Mumbai, India, which alleged that we, through our website, www.rediff.com, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material.

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

Our video sharing platform called iShare allows members to upload and share music, videos and photos. Under our terms of use, our members are responsible for their accounts and must agree and undertake not to post or upload any material that violates or infringes any copyright or other privacy laws and acknowledge that Rediff.com assumes no responsibility for the contents accessed or uploaded through this service. Nonetheless, we could be subject to litigation within or outside of India which could include civil or criminal prosecution and civil liability. Such litigation could be costly to defend, involve substantial management time and in such event we can give no assurance that we would succeed in defending any such litigation.

The laws in India and the United States relating to the liability of companies which provide online services, like ours, for activities of their users, are still relatively unclear. Investigating and defending these claims is expensive, even if they do not result in liability. We do not carry insurance to protect us against all types of claims, and there is no precedent on such liabilities under Indian law. Further, our business is based on establishing the Rediff.com website as a trustworthy and dependable provider of content and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

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

In addition, the laws relating to the online sale of goods and services are not fully developed. The various laws and regulations that cover online sales of products and their interpretation involve a significant degree of uncertainty. Further, the application of tax law as it relates to online transactions for goods and services is likewise uncertain. Our business, financial condition and operating results may be materially affected if we were required to obtain such registrations or comply with various additional laws and regulations or pay additional taxes.

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

Our Rediff BOL instant messenger service includes a feature that allows users to talk to each other using their PCs. Although the voice data of our users is transmitted through the Internet using voice-over-Internet-protocol technology and does not, at any point, pass through regulated public switched telephone networks, it is possible that Indian and/or overseas telecommunications regulators, operators or trade associations may seek to impose restrictions on our ability to offer this facility. If any such restrictions are imposed, we may be required to discontinue this feature of Rediff BOL. Further, we may be required to devote time and management attention, and incur expenses, addressing any such restrictions or responding to claims from third parties.

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

The exchange rate between the Rupee and the U.S. dollar has fluctuated substantially both historically and in recent years, and could continue to fluctuate substantially in the future. During the fiscal year ended March 31, 2008, the Rupee appreciated approximately 7% as the Rupee/U.S. dollar noon buying rate quoted by the Federal Reserve Bank of New York changed from Rs. 43.10 = US$1.00 as of March 31, 2007 to Rs. 40.02 = US$1.00 as of March 31, 2008. As of July 31, 2008, the Rupee/U.S. dollar noon buying rate quoted by the Federal Reserve Bank of New York was Rs.42.47 = US$1.00, representing a depreciation rate of approximately 6% against the rate as of March 31, 2008. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars has been performed using rates specified by the Reserve Bank of India.

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

If we are unable to develop new services or enhance existing services in anticipation of our users’ needs, our business could suffer.

Our success is dependent, in part, on our ability to anticipate customers’ needs in advance and develop new services or enhance the existing services to fulfill those needs, on a cost-effective and timely basis. The development and implementation of such services entail significant technical and business risks. There can be no assurance that we will successfully implement new services. New technologies are giving rise to new business opportunities, such as in gaming, paid search and social networking. We believe that much of our future growth will depend on our ability to seize upon these opportunities and successfully launch new products and services. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, our business and our future financial performance could be materially adversely affected.

A small group of our existing shareholders control our Company and may have interests which conflict with those of our other shareholders or owners of our ADSs.

As of March 31, 2008, our five largest shareholders beneficially owned an aggregate of approximately 59.9% of our Equity Shares.

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

Further, Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (formerly Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as a Director on Board and as our Chairman so long as they hold, singly or jointly, not less than 10.0% of our issued, subscribed and paid-up capital. Mr. Balakrishnan currently serves an indefinite term as a Director and is not required to retire by rotation.

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

For additional information regarding our intellectual property rights, please see “Business  Intellectual Property” in this annual report.

The limited installed personal computer base in India limits our pool of potential customers and restricts the growth of our business.

The market penetration of, or access to, personal computers, or PCs, and, consequently, the Internet in India is far lower than in the United States. According to the International Data Corporation (“IDC”), personal computer sales for the fiscal year ending March 31, 2008 were estimated at 8.25 million units. Alternate methods of obtaining access to the Internet, such as through cable television modems or set-top boxes for televisions, although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

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

In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, broadband penetration rates in India are very low compared to other developed countries. According to TRAI, India had an estimated broadband subscriber base of 3.9 million as of March 31, 2008. If the broadband and telecom industry in India fails to register significant growth as has been experienced by other developed countries, our growth may also be affected.

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

Compliance with new and changing corporate governance and public disclosure requirements may add uncertainty and increase our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance.

In particular, continuing compliance with Section404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal control over financial reporting.

In connection with this annual report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2008, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. Our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, if we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Changes in employee benefit policies or laws could affect our financial conditions and our ability to retain talent.

The Indian Finance Act of 2007 imposed a fringe benefit tax (“FBT”) on companies with respect to specified securities or equity shares allotted or transferred, directly or indirectly, by the company free of cost or at a concessional rate to its employees. The FBT is payable by the employer on the difference between the fair market value of options on the date of vesting and the exercise price thereof. The new legislation permits the employer to recover the FBT from the employees. If we are not successful in recovering the FBT from our employees, this could have a negative impact on our cash flows. Further, any passing on of the FBT by us to our employees may reduce the effectiveness of stock option grants in attracting and retaining talented employees. We have been advised by our auditors that, under U.S. GAAP, any payment of the FBT by us upon exercise of options by our employees will be accounted for as a charge to our income statement, while any corresponding recovery we receive from our employees is required to be accounted for as a credit to additional paid in capital. Accordingly, any such exercise of options will have a negative impact on our profitability.

It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. Virtually all of our assets are located outside the United States. As a result, holders of our ADSs may be unable to effect service of process upon us outside the United States. In addition, holders of our ADSs may be unable to enforce judgments against us if such judgments are obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

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

Our management has broad discretion with respect to the use of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2008, we held approximately US$59.0 million as cash and cash equivalents and short term deposits with banks on which we are earning interest.

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

We may be classified as a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the current taxable year and it is uncertain whether we will be classified as a PFIC for any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. We currently maintain a significant amount of passive assets, including cash, which contributes significantly to the risk that we may be or become classified as a PFIC. In addition, the valuation of our goodwill and other unbooked intangibles is based on our market capitalization, which, at its current level and taken together with our level of passive assets, may cause us to be classified as a PFIC for the current taxable year. If we do not spend substantial amounts of our liquid assets for business development purposes or if our market capitalization does not substantially increase, we may also be classified as a PFIC for one or more future taxable years. If we are or become classified as a PFIC, United States investors holding our ADSs or our Equity Shares may be subject to penalizing tax and interest charge rules on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares.

The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2008, we had an aggregate of 14,615,800 Equity Shares outstanding. Of the outstanding Equity Shares, 8,907,200 ADSs, representing 4,453,600 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

We may be required to list our Equity Shares on an Indian stock exchange.  If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may affect the price or liquidity of our Equity Shares.

On June 28, 2006, the Ministry of Finance of the Republic of India issued amendments to the “Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” (the “Scheme”). The amendments included a statement that Indian companies that have issued depositary receipts and/or foreign currency convertible bonds prior to August 31, 2005 will be permitted to comply with listing conditions on the Indian stock exchanges within three years of having started to make profits. At present, the manner in which the amendments to the Scheme prescribed by the

Ministry of Finance will be interpreted and implemented, and how they would apply to us, is still uncertain. Because we generated profit each fiscal year since fiscal 2006, we may be required to list our Equity Shares on an Indian stock exchange by the end of fiscal 2009. We may not be able to comply with this timeline for listing and other standards imposed by the Ministry of Finance, and we are uncertain as to the consequences to us of any non-compliance.

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

BUSINESS

Overview

Our legal name is Rediff.com India Limited and our commercial name is Rediff.com. We were incorporated in India on January 9, 1996 as Rediff Communication Private Limited under the Indian Companies Act. We converted to a public company on May 29, 1998. On February 15, 2000, we changed our name to Rediff.com India Limited. Our principal office is located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India, and our telephone number is +91-22-2444-9144. Our Internet address is www.rediff.com.

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

During the years 2001 and 2002, while we waited for the Indian Internet user base to grow, we made a number of acquisitions in the United States to strengthen our offerings to people of Indian origin living in North America. First, we acquired “thinkindia.com”, an Internet website servicing people of Indian origin in the United States, for US$3.4 million. Next, in March 2001, we acquired Value Communication Corporation (“ValuCom”), a provider of online phone cards, for US$3.7 million plus deferred consideration payable over a period of two years. Subsequently, in July 2002, we concluded the acquisition of ValuCom by paying the deferred consideration of approximately US$3.1 million. In April 2001, we acquired India Abroad, a weekly community newspaper based in New York, for approximately US$11.4 million.

We periodically evaluate the fair value of goodwill arising from these acquisitions by applying the guidelines of SFAS No. 142, “Goodwill and Other Intangible Assets”, and wrote off US$3.3 million, US$8.3 million and US$1.7 million for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. The residual value of goodwill as of March 31, 2007 and 2008 relates to our U.S. Publishing business and amounts to US$7.3 million.

During the fiscal year ended March 31, 2004, we evaluated the prospects of the ValuCom business and decided that, because of a number of factors, including the downward trend of telecom rates for U.S.-

India telephone calls, the emergence of low cost competitors and our lack of sufficient scale, it was more prudent to exit the ValuCom business. In April 2004, we exited this business.

Our Markets

We believe that the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms and our ability to capture a sizeable share of the increase in revenues resulting from such growth.

The growth of the user bases for Internet and mobile phones, in turn, is dependant on government policies which facilitate a competitive and financially healthy telecom industry. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones. We believe that these government initiatives have begun to show results as a combination of lower prices for both PCs and Internet access (including broadband access) have led to growth in PC ownership and a corresponding growth in the number of Internet subscribers. This growth is evidenced by the following:

•	Data for the full fiscal year 2008 from the International Data Corporation (IDC) shows that the number of PCs sold in India grew 22% on a year on year basis.

•	Data from the TRAI shows that the total number of mobile subscribers in India grew by 58% to 261 million as at March 31, 2008 compared to the same date last year.

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

•
According to TRAI, total broadband (≥ 256 Kbps download) subscribers base reached 4.01 million by the end of April 2008, as compared to 3.90 million by the end of March 2008. As penetration and usage of the Internet grow in India, we believe advertisers will increasingly use this medium as an additional advertising channel. We believe that as Internet advertising grows in popularity in India, we are well positioned, as one of India’s leading websites, to benefit from this growth;

•
Anticipated improvement in online payment infrastructure, distribution and fulfillment facilities, and increase in credit and debit card penetration rates and the development of alternative payment mechanisms for online purchases, such as cash on deliveries is expected to fuel the growth of e-commerce in India; and

•	In India, we expect mobile value-added services in the form of ringtones, games and chat services to increase in popularity as the mobile subscriber base increases.

We believe that as a website with a large number of users, we are well positioned to benefit from the revenues generated from these services.

Our Strategy

We are focused on providing a full range of culturally relevant online products and services to Indians living in India and other parts of the world. We intend to continue to focus on providing the following services:

•
Online advertising services on our Rediff.com website, revenues from which currently account for a significant portion of our India Online business. These include banner advertising, performance based advertising, e-mail and text link campaigns and sponsorship of online events. Our target client base for advertising and sponsorships include global companies doing business in India, domestic corporations and small and medium enterprises.

•
Our “Pay4Clicks” platform, which is an automated platform that allows merchants to advertise on the Rediff.com website, with a fee being charged to the merchant each time a user clicks on its advertisement.

•	Community and social networking platforms which connect people through an online network. Our community products and platforms include iShare, Get Ahead Q&A and Rediff iLand.

•
News and information services, including breaking news, our money channel Moneywiz as well as message boards for users to post their opinions, a facility for users to personalize news to suit their interests and periodic newsletters they can receive in their e-mail boxes. Our news and information channels cover politics, business, entertainment and sports.

•	Communication services, including e-mail and instant messaging. E-mail services are provided in a variety of Indian languages.

•	Mobile services, including facilities for downloading ringtones, mobile games, wallpapers, chat and e-mail. We provide these services for both 2G and 2.5G mobile services.

•	Consumer and business services, including webhosting, domain name registration, matchmaking and astrology. Some of our consumer services are offered on a subscription basis.

•	Search and classified services, including facilities to locate local information on domestic airfares, train fares, job listings, images and businesses.

•
Online shopping services, including a platform for merchants in India to create online shops, package tracking facilities, and a facility for consumers to rate merchants. We offer a wide range of payment options to our consumers.

•	In the United States, publication of “India Abroad” and “India in New York”, as well as providing online services to the Asian Indian community.

Our Product and Service Offerings

India Online Business

Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 65.7 registered million users as of March 31, 2008, we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

For the fiscal year ended March 31, 2008, the India Online business segment generated US$23.65 million, an increase of approximately 14% compared to India Online revenues during the fiscal year ended March 31, 2007.

Information and Content

We deliver information and content to our users in an easy to use interface. The information and content channels currently available to our users include news, business, movies, cricket/sports and several other topics of interest. We currently offer this information and content without charge to our users. We launched a new Rediff.com homepage in fiscal 2008 that incorporates Web 2.0 features which we believe enhance usability and our users’ browsing experience. We also introduced a new Firefox toolbar application for the launch of Firefox 3.

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

•
Business and Finance. Our Finance platform Moneywiz provides stock market quotes, company information and a personal portfolio tracker. In addition, we provide business news, feature articles, expert columns and interviews. Our business channel offers business news from India and coverage of Indian stock markets. This channel also provides regular columns and feature stories, as well as personal finance information. In fiscal 2007, we launched Market Voices, which provides live running commentary during the trading hours of the Indian stock markets.

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

•
Rediffmail, our flagship e-mail service, is provided free of charge to our users. Its features include the ability to search for specific e-mails or attachments, a drag and drop feature, auto-completion of e-mail addresses and unlimited free storage space (including the ability to send attachments of up to 10MB in size). Users can also subscribe to receive e-mail over their mobile phone. In fiscal 2007, we introduced a new version of the web-based mail service to provide users with an experience akin to desktop-based e-mail products. The e-mail service is also available in 11 Indian languages. We also recently introduced the following features:

	1.	An Access Mails Anywhere function, enabling mobile phone users to configure their Rediffmail account with their mobile phone and access their inboxes and respond to mails from their mobile phones.
	2.	Web messenger within our e-mail service allowing users to chat with friends from their mailbox.
	3.	Newsfeeds from social networking sites Orkut, Facebook and Linkedin are now integrated into the Rediffmail inbox, enabling users to get updates of their friends’ activities through Rediffmail.
As of March 31, 2008, we had approximately 65.7 million registered Rediffmail users.

•
Rediffmail Pro is a subscription e-mail service targeted at business users. Rediffmail Pro offers small businesses the ability to select and configure, subject to availability, e-mail addresses. Subscribers are given five e-mail addresses and 1GB of storage space, which can be allocated among different users and increased without limitation at an additional charge. Rediffmail Pro also offers enhanced address book features and enhanced virus and spam protection. Users may also access their e-mail accounts using POP access through their Rediffmail Pro accounts. Rediffmail Enterprise Pro is a web based e-mail service primarily for companies with a significant number of agents/sales associates/dealers.

•
Rediff Business Solution is aimed at the small and medium enterprise (“SME”) segment in India. Through this product, we offer SMEs a range of web management services such as domain name registration, web hosting and business e-mail. Features offered include 100MB web hosting service, a choice of Windows or Linux platforms, POP3 business e-mail sevice and the ability to register domain names for up to ten years.

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

Blogs

Rediff iLand, our Web 2.0-based blogging tool, is a free online interactive community where users can set up their own blogs and publish their thoughts and ideas directly and instantly to the Web and visit other blogs and comment on them. Users can also post pictures and create multiple blogs under a single username and password. We offer “Moblogs”, a mobile blogging feature which allows users to upload pictures or text from mobile phones directly onto their blogs. We believe we were the first in India to offer this service. We have also introduced eight new Indian languages on Rediff iLand allowing users to choose the language they wish to blog in. The languages currently offered include Hindi, Gujarati, Marathi, Tamil, Telugu, Malayalam, Bengali and Kannada.

Social Networking

Launched in fiscal 2008, our video sharing platform iShare has gathered momentum. We enhanced the platform by adding a new video and audio player with an auto play feature, a full screen view mode and the web based video upload feature.

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

Finance Channel

We have enhanced our consumer finance channel Moneywiz with market voices, a live running commentary. This commentary is updated in every few minutes during the trading hours of the Indian stock markets.

Search Services

As India’s Internet user base grows there is an increasing need for localization of services. Our search services are described below.

•
Fare Search, which allows users to search for and compare transportation fares. Features to Fare Search include the “Lowest Fare Finder” search tool, which charts out the lowest price points for up to 90 days. Fare search offerings include searching for schedules, seat availability, fares and reservation status for trains in the India Railway System. Further, it provides search facility for tickets and schedules for approximately 20,000 buses that commute daily between approximately 10,000 locations in India. In addition, users can search for hotel accommodation across a large number of Indian cities with the “Hotel Search” facility. Users can also access Fare Search on GPRS enabled mobile phones.

•
Job Search, which allows users to search for jobs across multiple job sites as well as private company and government job openings. Job Search also includes a tool that allows human resource consultants and recruiters to upload job vacancies, at no cost, directly to the Job Search website. We recently introduced the addition of a free e-mail alert feature that allows users to stay updated on the latest job openings in their desired categories.

•
Product Search, which allows users to search for and compare product features and prices across major Indian cities. Product Search features a “Price history” feature that enables users to track prices of different products on a month-on-month basis.

•	Video Search, the Company offers video search as part of its vertical search offerings and this helps users to search and find videos from a database of over two million online videos.

•
Newshound, our news service, which tracks over 1,000 news sources and updates itself through a set of algorithms every few minutes and classifies relevant news and headlines within categories. Newshound is also accessible through general packet radio service (“GPRS”) enabled mobile phones.

•
Other search services, which include Image Search, Book Search, Train Search and Ringtone Search.  We also enhanced our language search crawling technology to identify and reach more Indian language websites.

Mobile Services

Rediff Mobile offers mobile phone users a number of value added services. Users order our value added services from their mobile phones by sending a request via SMS to 57333, which is our designated number for such services, or by browsing our content on GPRS or wireless application protocol (“WAP”) enabled mobile phones. For certain value added services, users can also place orders through our website, including downloads, contests, services, and news and information. Our mobile offerings are described below:

•
Downloads. Users can download ringtones, polyphonic ringtones, logos, picture messages, wallpapers and games from our website. We have introduced search of ringtones on mobile phones. Downloads include popular Indian content, such as Indi-pop ringtones, Indian cricket team logos and wallpapers featuring Bollywood movie stars.

•
Contests. Users can participate in contests in which they can win prizes by correctly answering questions sent to them by SMS. Users are charged for the cost of each outgoing SMS message that responds to a question.

•
Services. We offer users a variety of mobile phone related services by SMS, such as the ability to search, seek and interact with other users, play interactive games, and receive jokes and astrological predictions. Users are charged for the cost of each outgoing SMS message requesting the service.

•
News and Information. Users can stay updated on current events by receiving cricket scores, news and stock quotes by an SMS message. Users are charged for the cost of each outgoing SMS message requesting the news and information.

•
Subscription. Subscription based services have been introduced where customers can choose to subscribe for a monthly service for receiving daily SMS based information, jokes, or astrology related services for a fixed monthly fee.

•
E-mail and Instant Messaging. Rediffmail and Rediff BOL subscribers can receive, read and reply to e-mails and instant messages by SMS. Users are charged a fee for each outgoing SMS which contains the e-mail or instant message. We also introduced a Hindi language feature for Rediff BOL and a downloadable program for subscribers with Symbian OS mobile phones.

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

Customers can pay for their purchases using a variety of payment options, including credit cards, debit cards, online banking services, cash on delivery, gift vouchers and checks/demand drafts. We have entered into agreements with leading Indian banks to facilitate payment processes. We also have check-collection facilities in large cities throughout India.

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

Online Advertising

Online advertising on our site includes revenues from banner advertising, performance based advertising, e-mail and text link campaigns and sponsorships of events. Our advertisers enter into agreements pursuant to which they either pay a fixed fee per thousand banner impressions for a given time-

period, usually ranging from a few weeks to one year, or a variable fee depending upon the number of clicks or leads provided to them through our website.

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

We had over 440 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2008. Our top ten advertisers accounted for approximately 34% of our India advertising revenues for the fiscal year ended March 31, 2008. A partial list of our advertising clients includes Bennett Coleman Group, Monster.com, Naukri.com, Bharatmatrimony.com, ICICI Group, Ebay.com, Microsoft, Citibank and Hewlett Packard.

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

Subscription service revenues primarily include income from our various paid e-mail service products and our domain name registration and web hosting services. The revenue for subscription based products is recognized ratably over the period of subscription.

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

Our Infrastructure

Technology

Our operating infrastructure is scalable and has been designed with a view to serving and delivering millions of page views per day. This allows users to access our products and services quickly and efficiently from different locations worldwide. Our infrastructure is also designed to provide high-

speed access by forwarding queries to web-hosting sites with greater resources or lower loads. In addition, our webpages are generated, served and cached by servers located at co-location web hosting sites in India.

We use Apache and IIS servers located in India and which run on Linux, and Windows platforms. Servers in India are maintained mainly at Tata Communications (previously, VSNL), the Reliance Data Centre, Bharti Airtel Ltd. and Netmagic Solutions Pvt Ltd. in Mumbai. We also use the Akamai Inc. content delivery network. We believe that using these hosting services enhances our ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. These hosting services also provide continuous customer service, multiple Internet connections and continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network-server intrusion and timeliness of content.

Online Advertising

Our sales and marketing professionals are responsible for seeking additional advertisers and e-commerce merchants, creating advertisements, as well as obtaining and analyzing customer feedback. Sales team members are based in Mumbai, New Delhi, Bangalore, Chennai, Hyderabad and New York. The sales team coordinates regularly regarding advertising across all of our businesses. Our sales team includes designers, copywriters, programmers and campaign managers.

In the past few years, a number of advertising agencies have been established in India to promote the Internet as an advertising medium among Indian advertisers. In addition, several full-service advertising agencies in India have expanded their operations by creating and growing their Internet / interactive advertising divisions. We closely interact and work with these agencies to garner larger online advertising budgets from their clients.

Our sales team sells advertising space on our websites. They focus their sales efforts on major advertisers in India as well as smaller corporations. Our sales team consults regularly with advertisers on design and placement of their web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

Online Shopping

Our shopping platform has a host of user-friendly features such as product search and detailed product category listing. The “tracking order”, “view account”, “shopping bag details” and “order status update by automated e-mail” features make online shopping more convenient for users. Users can pay for purchases by credit card, local check, cash-on-delivery (“C.O.D.”), Rediff gift vouchers or direct debit to an Internet banking account if they have an account with designated Indian banks. Our customer service officers address customer inquiries and solicit feedback from users to continuously improve our offerings. Customers are invited to provide feedback when items are delivered using our vendor rating system, rating their experience with a vendor as satisfied, unsatisfied or undecided. Vendors are rated based on feedback provided by shoppers.

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

United States Publishing Business

Our United States publishing business primarily consists of the Rediff India Abroad website, which is targeted at the Indian-American community in North America, our India Abroad newspaper and our India in New York newspaper. For the fiscal year ended March 31, 2008, the United States publishing business generated US$8.6 million of revenues, an increase of approximately 9% compared to U.S. Publishing revenues during the fiscal year ended March 31, 2007. We previously offered a Rediff Radio service in North America but discontinued this service in October 2005.

Rediff India Abroad website

The Rediff India Abroad website offers information and content which is similar to the information and content on our Rediff.com India website, along with additional offerings relevant to North American users.

India Abroad

India Abroad, which we acquired in April 2001, was established over 37 years ago and is one of the oldest weekly newspapers focused on the Indian community residing in North America. The newspaper is published in five North America editions - New York, Tristate, Chicago/Dallas, Los Angeles and Canada.

The paper is divided into five sections: News, Community, Business and Sports, Classifieds and Magazine. India Abroad’s content is targeted at Indians living in North America.

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

India in New York

India in New York, a guide to events and entertainment from India Abroad, was started in 1997 as a sister publication of India Abroad. India in New York features news, events, sports and entertainment and a wide array of classifieds. The India in New York newspaper is distributed free in the Tristate area of New York and New Jersey. India in New York is available at restaurants, temples, Indian associations, community events and Indian grocery stores in the Tristate area.

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

•	Google’s website;

•	Yahoo’s website;

•	MSN’s website; and

•	AOL.

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

Print

There are a limited number of companies that provide newspapers focusing on India and the global Indian community. These newspapers compete with India Abroad for advertising revenues. One of our main newspaper competitors is India West.

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

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information, including our domain name. For example, there are some parties who have registered domain names similar to or slightly different from our domain name, Rediff.com, and we have taken legal action in India and overseas to protect our rights in respect of our domain names. We do not believe that the outcome of these lawsuits will have a material adverse effect on our business. However, the laws of India do not protect proprietary rights to the same extent as the laws of the United States. Further, the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. In the future, further litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

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

We have registered our trademarks for “Rediff”, “Rediff on the Net and Design (Square)” and “Rediff.com” under various classes with the United States Patents and Trademarks Office. We have received registration for our trademarks “Rediff”, “Rediff.com”, “Rediffmail”, “Rediffmail Mobile” and “Rediff Bol” in India.

Facilities

India

Our corporate headquarters are located in Mumbai, India, where we lease approximately 16,800 square feet, located in two buildings. In one facility we lease approximately 10,800 square feet and in the other, we lease a total of approximately 6,000 square feet under two separate lease agreements. The lease for our 10,800 square foot facility has been extended until January 20, 2011. The lease for our 3,000 square foot facility expires on October 31, 2009. The lease for our 3,000 square feet new adjoining offices expires on September 30, 2008. We also lease an area of approximately 350 square feet as a warehouse for our Mumbai office.

We lease office space for our branch offices in India. This includes an area of approximately 3,165 square feet of office space in New Delhi, the lease for which expires on November 30, 2009.

United States

Our U.S. subsidiary leases approximately 6,300 square feet of office space in New York, the lease for which expires on May 31, 2018.

Seasonality

Seasonal fluctuations in Internet advertising have affected, and are likely to continue to affect, our business. Internet advertising in India is generally slow during the first half of the fiscal year for most Indian companies. Such seasonal trends have caused, and will likely continue to cause, fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

Legal Proceedings

Action Relating to Access to Pornographic Material

On June 21, 2000, the Company, certain of our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that we, through our website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the charges, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages.

Under Indian law, any person who publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 (approximately US$2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 (approximately US$4,000).

Actions Relating to Copyright Violation

A complaint was filed by the IMI, a society representing various music companies in Magistrate’s Court India, against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors were named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors were exempted from personal appearance. Our directors filed an application for discharge of the complaint before the Magistrate. On April 24, 2008, the Court dismissed this lawsuit in our favor.

A complaint was filed by SCIL, a producer and publisher of sound recordings and audio visual songs in India, against us and our Chairman/Chief Executive Officer as well as Ram Gopal Verma Films

Private Limited in the High Court of Delhi (Suit No. C.S. (O.S.) 736 of 2007). The complaint alleges violations of the Indian Copyright Law of 1957 through our placement on our website of video clips of certain songs from two Hindi films (Nishabd and Honeymoon Travels Pvt Ltd), of which SCIL claims to own sole copyrights through an assignment in the audio visual songs, sound recordings, lyrics and musical composition. The complaint seeks, among other relief, injunctive relief and damages in the amount of Rs.2.0 million (approximately US$50,000). In June 2007, we filed a written reply and submitted the following facts that: (i) these song clips were uploaded as an editorial feature due to the recent release of the two films believing these to be newsworthy, in the course of our regular activity and not for commercial purposes; (ii) the clips in question were not downloadable by our users; (iii) these clips were accompanied by editorial review as normally done for a film’s release; (iv) these were uploaded on our sites with the permission of the producer of these films or their publicists who had provided us with such clips for the intended use; and (v) the use of the these clips on our website was fair use, uploaded for its newsworthiness for promotional review and was non-commercial in nature. We have subsequently removed these clips from our website. The matter is pending before the High Court of Delhi. These actions require management time and cost. In the event that we are unsuccessful in our defense, we and our Chairman may face penalties and fines.

Actions Relating to Trademark Infringement

A complaint was filed by Cartier International against Lotus Safetywear Ltd. (“Lotus Safetywear”) and us alleging that Lotus Safetywear has used the trademark “Cartier” on products that are being sold on our Rediff Shopping website. Cartier International is seeking a permanent injunction restraining the defendants, including us, from using without license or permission the “Cartier” trademark and/or such other identical or deceptively similar marks. Cartier International is also claiming damages in the amount of Rs.2.0 million (approximately US$50,000). We have filed our response to Cartier International’s allegations and among the defenses we have raised are: (a) it is Lotus Safetywear, and not Rediff.com, that has used the “Cartier” trademark and that we have not infringed on any of Cartier International’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors such as Lotus Safetywear are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which include providing us with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the charges, if they are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages. On August 5, 2008, the Delhi High Court granted the decree restraining Lotus Safetywear and Rediff.com from using the “Cartier” trademark and further instructed Rediff.com to ensure that the Cartier advertisement does not appear on our website.

We may be subject to additional lawsuits of these natures filed in the future. We cannot predict the outcome of these lawsuits, nor can we predict the amount of time and expense that will be required to resolve these lawsuits. If these lawsuits become time consuming and expensive, or if there are unfavorable outcomes against us in any of these cases, there could be a material adverse effect on our business, financial condition and results of operations. We currently hold insurance policies for the benefit of our directors and officers (the “D&O Policy”), which provide coverage against certain claims. However, the amount of coverage may not be sufficient for our needs or the various exclusions in the D&O Policy could result in denial of coverage, in which case we would have to self-fund all or a substantial portion of our indemnification obligations.

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

On June 9, 2000, the Indian Information Technology Act, 2000 (the “IT Act”)was enacted and was made effective as of October 17, 2000. The purposes of the IT Act were to:

•	provide legal validity to online contracts;

•	provide legal validity to digital signatures;

•	make electronic records admissible in court in evidentiary proceedings;

•	set default rules for time and place of dispatch and receipt of electronic records;

•	allow for filing of documents, records and information with the Government of India in electronic form;

•	allow for retention of documents, information or records in electronic form;

•	set up certifying authorities to issue and supervise digital signatures;

•	set up a controller of certifying authorities to monitor and supervise the certifying authorities;

•	set up Cyber Regulations Appellate Tribunals to act as quasi-judicial bodies with respect to disputes relating to online transactions; and

•	penalize computer crimes.

Despite the enactment of the IT Act, there is a lack of clarity on various IT-related issues, including legal recognition of electronic records, validity of contracts entered into through the Internet and validity of digital signatures.

New Telecom Policy, 1999

The New Telecom Policy, 1999 (“the New Telecom Policy”) relates to the restructuring of the Indian telecommunications sector. The New Telecom Policy states that ISPs who wish to provide applications such as tele-banking, tele-medicine, tele-education, tele-trading and e-commerce, will be allowed to operate using infrastructure provided by various Internet access providers. The New Telecom Policy also provides that no license fees will be charged for providing the specific services, but registration with the Government of India will be required. The New Telecom Policy prohibits such service providers to provide switched telephony.

If the New Telecom Policy is enforced in its current form, we may have to register our services with the Government of India and we may also be governed by the regulations issued by the TRAI.

The TRAI was established in January 1997 by the Government of India under the provisions of the Telecom Regulatory Authority of India Act, 1997, as an autonomous body to regulate the telecommunications industry. On January 24, 2000, the President of India passed an ordinance to recast the TRAI. The ordinance set up a Telecom Disputes Settlement and Appellate Tribunal to adjudicate any dispute between a licensor and licensee, between service providers, appeals of telecom service providers and between service providers and groups of consumers. This ordinance has been replaced by the Telecom Regulatory Authority of India (Amendment) Act, 2000. The TRAI under the amended Act has powers to decide on new licenses and their terms and conditions, the levy of fees and charges on services, interconnectivity between the telecom service providers and perform administrative and financial functions entrusted to it by the Government of India. The new TRAI has no adjudicatory powers, as these powers vest in a Telecom Disputes Settlement and Appellate Authority. Telecom service providers can bring cases to this appellate authority and the orders of this authority can be challenged only in the Supreme Court of India.

Privacy

At present, India does not have any specific legislation to prevent invasion of privacy by private parties. The Constitution of India protects the privacy of private parties against any invasion by the state or government, but it may not be possible to invoke this protection against violation by private parties. There is no pending or proposed legislation that seeks to penalize or regulate violation of privacy by private parties.

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

Overview

We are a leading Internet destination in India focusing on India and the global Indian community. Our websites in India and the United States include information and content relevant to Indians, such as news, business, movies and cricket/sports, community features, such as e-mail, chat, messenger, e-commerce, matchmaker, astrology, blogs and mobile services. With 65.7 million online registered users worldwide as at March 31, 2008, we believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.

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

•	U.S. Publishing business, which primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers India Abroad and India in New York.

Revenues from our reportable business segments were as follows:

	For the Fiscal Years Ended March 31,
	2006	2007	2008
	US$	US$	US$
India Online business	12,174,927	20,759,227	23,649,363
U.S. Publishing business	6,525,753	7,916,298	8,599,840
Total revenues	18,700,680	28,675,525	32,249,203

We have incurred significant net losses and negative cash flows since our inception in January 1996. Although we earned net income of US$4.91 million for the fiscal year ending March 31, 2008, as of March 31, 2008, we had an accumulated deficit of US$42.74 million. We will need to generate additional revenues, while controlling our expenses, to continue to increase our profits and to reduce our accumulated deficit.

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

We also derive revenues from providing value added mobile services such as ringtones, picture messages, logos, wallpapers and other related products to mobile phone users. Our contracts are with third-party mobile phone operators from whom we receive a share of revenues for such services. SMS-based revenues are recognized when the service is performed.

U.S. Publishing business

Our U.S. Publishing business primarily includes revenues from subscription and advertising services from the publication of India Abroad, India in New York and our Rediff India Abroad website.

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

Allowances for doubtful accounts receivable and other recoverables

We maintain allowances for doubtful accounts receivable and for other recoverables for estimated losses resulting from the inability of our customers to make contractually agreed payments. Receivables which are outstanding for 180 days or more and not confirmed by customers are provided for. We also make allowances for a specific account receivable or other recoverable if the facts and circumstances indicate that such account receivable or other recoverable is unlikely to be collected. For example, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Depreciation and amortization

We depreciate/amortize our assets on a straight-line basis over the useful life of the assets, which range from three to ten years.

Goodwill

We allocate excess purchase price over the historical cost of businesses acquired to goodwill based on their fair values.

We test the carrying balances of goodwill for impairment annually or earlier upon the occurrence of a triggering event. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.

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

Acquisitions and Divestments

Value Communications Corporation

On March 23, 2001, we acquired the entire outstanding common stock of ValuCom, a company engaged in selling prepaid long-distance calling cards primarily to the Indian community in the United States and Canada. On April 8, 2004, we sold our phone card business, consisting primarily of the “ValuCom” brand, trademarks, websites, internally built software, customer lists and certain hardware to WQN. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the disposal of the phone card business qualified as discontinued operations at March 31, 2004.

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

Current Trading and Business Outlook

We believe that the India Online market is entering a phase of steady growth as revealed by indicators such as the increase in the number of mobile subscribers, higher PC sales and the increased penetration of broadband connections as recognized and encouraged by the TRAI. During the fiscal year ended March 31, 2008, we continued our growth momentum with increases in our registered user base, paid subscribers and revenues. More marketers are experimenting with the medium. Growth in this industry is dependent on the advertising agencies collaborating with online providers like us to cohesively promote the medium to leading marketers across the country.

Our U.S. Publishing business, comprising the Rediff India Abroad website, our India Abroad newspaper and our India in New York newspaper, maintained its leadership position within the Indian-American community during the fiscal year ended March 31, 2008. Our U.S. Publishing business segment is mainly dependent on our ability to attract print and online advertisers while effectively managing costs through greater operational efficiencies across our businesses.

We believe the outlook for our India Online business during the fiscal year ending March 31, 2009 will be dependent on the continued growth of online advertising and fee-based business, which, in turn, is primarily driven by increase in the Internet user and mobile user bases and the state of the Indian economy.

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

Fiscal Year Ended March 31, 2008 compared to Fiscal Year Ended March 31, 2007

Revenues. Total revenues for the fiscal year ended March 31, 2008 increased by 12% to US$32.2 million from US$28.7 million for the fiscal year ended March 31, 2007. This increase was principally attributable to an increase in revenues from our India Online business and, to a lesser extent, an increase in revenues from our U.S. Publishing business.

India Online business. We recognized US$23.7 million in revenues from our India Online business for the fiscal year ended March 31, 2008, as compared to US$20.8 million for the fiscal year ended March 31, 2007, representing an increase of US$2.9 million, or 14%, over the previous fiscal year. The increase in revenues were mainly due to increases in:

•	advertising revenues by US$1.7 million, primarily as a result of an increase in Internet advertising on our website by existing and new advertisers; and

•
fee-based services by US$1.2 million due to an increase in revenues from our subscription services, mobile services and our online shopping marketplace. This resulted from greater usage of these services.

U.S. Publishing business. We recognized US$8.6 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2008, as compared to US$7.9 million for the fiscal year ended March 31, 2007, representing an increase of US$0.7 million, or 9%, over the previous fiscal year. The increase in revenues was primarily due to increase in advertising revenues from our Rediff India Abroad website.

Cost of revenues. Cost of revenues primarily includes cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad and India in New York newspapers, e-commerce marketplace related costs and related salaries. For the fiscal year ended March 31, 2008, cost of revenues was US$6.0 million, or 19% of total revenues, compared to US$5.4 million, or 19% of total revenues during the previous fiscal year.

We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2009, as compared to the fiscal year ended March 31, 2008, as we expect to incur additional costs to continue to grow our business.

Sales and marketing expenses. Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. For the fiscal year ended March 31, 2008, sales and marketing expenses were US$6.9 million, compared to US$5.9 million for the fiscal year ended March 31, 2007, representing an increase of US$1.0 million, or 18%, over the previous fiscal year. The increase was attributable to an increase in advertising and publicity costs as we continued to invest in promoting our brand and services, as well as an increase in payroll costs.

We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2009, as compared to the fiscal year ended March 31, 2008, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel.

Product development expenses. Product development costs primarily include Internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the fiscal year ended March 31, 2008, product development expenses were US$6.0 million compared to US$3.8 million for the fiscal year ended March 31, 2007, representing an increase of US$2.2 million, or 56%. The increase was primarily due to an increase in bandwidth charges by US$1.1 million, and an increase in product development charges by US$1.1 million.

We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, depreciation and amortization, and compensation cost for all employees under the Employee Stock Option Plan (“ESOP”) and sundry administrative costs. For the fiscal year ended March 31, 2008, general and administrative expenses were US$14.9 million compared to US$10.5 million for the fiscal year ended March 31, 2007, representing an increase of US$4.4 million, or 42%. This increase was primarily due to an increase of US$3.0 million in depreciation and amortization expense, primarily as a result of an increase in capital expenditure during fiscal 2008, an increase in ESOP compensation cost of US$0.7 million in fiscal 2008 as a result of expensing the fair value of options under Statement of Financial Accounting Standard No. SFAS No. 123(R) Share-based payments (“SFAS 123R”), and an increase of US$0.7 million on account of administrative and establishment costs. We expect that as we continue to grow, our general and administrative expenses will continue to increase.

Other income (loss), net. Other income (loss), net primarily consists of interest income, foreign exchange gain or loss and income arising from sale of investment. During the fiscal year ended March 31, 2008, other income (net) was US$6.9 million compared to US$4.0 million for the fiscal year ended March 31, 2007, representing an increase of US$2.9 million. Interest income for the fiscal year ended March 31, 2008 was US$5.5 million, compared to US$3.7 million for the fiscal year ended March 31, 2007, representing an increase of US$1.8 million, or 48%. The increase in interest income was primarily due to an increase in interest income from our cash deposits with banks. This increase in interest income was primarily due to higher applicable interest rates from our Rupee denominated deposits during the fiscal year ended March 31, 2008, as compared to the fiscal year ended March 31, 2007. In fiscal 2008, we recorded a foreign exchange loss of US$0.6 million, compared to a foreign exchange gain of US$0.1 million in fiscal 2007, arising from the conversion of U.S. dollar amounts held by us to our functional currency for financial reporting purposes (i.e., the Indian Rupee). In fiscal 2008, other income also includes US$1.9 million arising from sale of investment in equity shares in an external company. The cost of this investment was impaired in the Company’s books and records in a prior year.

Net income. As a result of the foregoing, our net income for the fiscal year ended March 31, 2008 was US$4.9 million, compared to a net income of US$7.0 million for the fiscal year ended March 31, 2007.

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

India Online business. We recognized US$20.8 million in revenues from our India Online business for the fiscal year ended March 31, 2007, as compared to US$12.2 million for the fiscal year ended March 31, 2006, representing an increase of US$8.6 million, or 70%, over the previous fiscal year. The increase in revenue was mainly due to increases in:

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

General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, depreciation and amortization, compensation cost for all employees under the ESOP and sundry administrative costs. For the fiscal year ended March 31, 2007, general and administrative expenses were US$10.5 million compared to US$6.6 million for the fiscal year ended March 31, 2006, representing an increase of US$3.9 million, or 58%. This increase was primarily due to an increase of US$1.6 million in depreciation and amortization expense, primarily as a result of an increase in capital expenditure during fiscal 2007, an increase in ESOP compensation cost of US$1.3 million in fiscal 2007 as a result of expensing the fair value of options under Statement of Financial Accounting Standard No. SFAS No. 123(R) Share-based payments (“SFAS 123R”) and not recording such compensation costs using the intrinsic value method under Accounting Principles Board Opinion No. 25, and an increase of US$0.6 million on account of provision for doubtful debts.

Other income (loss), net. Other income (loss), net primarily consists of interest income and foreign exchange gain or loss. During the fiscal year ended March 31, 2007, other income (net) was US$4.0 million compared to US$0.3 million for the fiscal year ended March 31, 2006, representing an increase of US$3.7 million. Interest income for the fiscal year ended March 31, 2007 was US$3.7 million, compared to US$1.2 million for the fiscal year ended March 31, 2006, representing an increase of US$2.5 million, or 205%. The increase in interest income was primarily due to an increase in interest income from our cash deposits with banks. This increase in interest income was primarily due to higher applicable interest rates from our Rupee denominated deposits during the fiscal year ended March 31, 2007, as compared to the fiscal year ended March 31, 2006. In fiscal 2007, we recorded a foreign exchange gain of US$0.1 million, compared to a foreign exchange loss of US$1.0 million in fiscal 2006, arising from the conversion of U.S. dollar amounts held by us to our functional currency for financial reporting purposes (i.e., the Indian Rupee). Other income also includes US$0.1 million arising from sale of a minority investment in equity shares in an external company. The cost of this investment was impaired in the Company’s books and records in a prior year.

Net income. As a result of the foregoing, our net income for the fiscal year ended March 31, 2007 was US$7.0 million, compared to a net income of US$1.2 million for the fiscal year ended March 31, 2006.

Liquidity and Capital Expenditures

Our primary liquidity needs have been to finance our losses from operations, acquisitions and capital expenditures. These have been funded primarily from the private sales of equity securities, sale of ADSs and from cash received from our operations.

As of March 31, 2008, we had cash and cash equivalents of $59.0 million as compared to $53.5 million as at March 31, 2007. We believe that our working capital is sufficient for our present requirements.

For the fiscal years ended March 31, 2006, 2007 and 2008, we earned net income of US$1.2 million, US$7.0 million and US$4.9 million, respectively. Although in each of these three fiscal years we recognized a profit (primarily due to increased revenues), we may in the future incur net losses and negative cash flows from operations, which would require us to continue to use the proceeds from the sale of our equity securities and ADSs to fund our operations and capital expenditures.

As of March 31, 2008, our accounts receivable balance was US$12.0 million compared to US$10.7 million as of March 31, 2007, net of allowances of US$3.5 million and US$2.7 million as of March 31, 2008 and 2007, respectively. This increase was principally due to the increase in our revenues. During the fiscal years ended March 31, 2006, 2007 and 2008, we had write-offs or provided allowances of US$0.4 million, US$0.9 million, and US$0.8 million, for delinquent trade receivables, respectively. These write-offs and allowances constituted 2.1%, 3.3%, and 2.6% of total revenues in those years, respectively.

Cash Flows
	For the Fiscal Year Ended March 31,
	2006	2007	2008
	US$	US$	US$
Net cash (used in) generated from operating activities:
- from continuing operations	1,663,403	6,544,790	7,715,894
- from discontinued operations	13,737	--	--
Total	1,677,140	6,544,790	7,715,894
Net cash used in investing activities	(4,584,737)	(8,248,943)	(8,372,985)
Net cash generated from financing activities	45,145,582	482,915	32,851
Effect of exchange rate changes on cash	786,291	1,673,903	6,110,630
Net (decrease)/increase in cash and cash equivalents	43,024,279	452,665	5,486,390

Fiscal Year Ended March 31, 2008

Net cash generated from continuing operations of US$7.7 million during the fiscal year ended March 31, 2008 was principally attributable to net income of US$4.9 million, primarily due to an increase in advertising and fee based revenues. Non-cash items of depreciation, amortization, allowances for doubtful debts and stock-based compensation cost totaled US$8.6 million due to increased capital expenditures and adoption of SFAS.123R. This was offset by an increase in working capital of US$3.9 million, which increase was primarily due to an increase in gross accounts receivable of US$2.2 million and an increase in recoverable income taxes of US$2.4 million which was partially offset by an increase in accounts payable and accrued liabilities of US$2.0 million.

Net cash used in investing activities during the fiscal year ended March 31, 2008 was US$8.4 million, consisting principally of purchases of servers and other capital equipment aggregating to US$10.3 million in connection with the expansion of our network and data storage facility which was partially offset by cash received from sale of investment of US$1.9 million.

Net cash provided by financing activities during the fiscal year ended March 31, 2008 was US$0.03 million, which represented the net cash proceeds from our employee stock options exercised during the year.

As of March 31, 2008, we had aggregate commitments for capital expenditures of approximately US$1.3 million.

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

As of March 31, 2006, we had aggregate commitments for capital expenditures of approximately US$0.11 million.

Contractual Obligations

Our contractual obligations relate to operating leases and capital commitment, payments for which are to be made as per the table below:

Years ended March 31,	Operating Leases	Capital Commitments
	US$	US$
2009	611,142	1,275,329
2010	376,807	--
2011 and thereafter	1,929,312	---
Total payments	2,917,261	1,275,329

Capital Expenditures

Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites and leasehold improvements. In fiscal 2008, 2007 and 2006, we had capital expenditures of US$10.3 million, US$7.8 million and US$4.6 million, respectively.

Costs incurred in the operations stage that provides additional functions or features to the Company’s website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs as incurred. Costs incurred for website development are accounted for in accordance with EITF 00-2, "Accounting for Website Development Costs".

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

We believe our cash balances and liquid assets, cash generated from future operations and our existing credit facilities will be adequate to satisfy anticipated working capital requirements, capital expenditures and investment commitments for the next twelve months. As business and market conditions permit, we may from time to time, invest in or acquire complementary businesses, products or technologies. These activities may require us to seek additional equity or debt to fund financing such activities, which could result in ownership dilution to existing shareholders, including holders of our ADSs

Income Tax Matters

As of March 31, 2008, we had net operating loss carry forwards for our Indian operations aggregating approximately US$15.1 million, which will expire between April 1, 2009 and March 31, 2014.

We also have unabsorbed depreciation carry forwards as of March 31, 2008 aggregating approximately US$7.8 million.

As of March 31, 2008, Rediff Holdings, Inc., our U.S. subsidiary and the holding company of our Rediff.com, Inc. and India Abroad Publications, Inc. investments, had net operating loss carryforward of approximately US$5.4 million for federal income tax purposes. These net operating loss carryforwards expire in years 2020 through 2027.

As of March 31, 2008, ValuCom had a net operating loss carryforward of approximately US$2.9 million. This loss will expire in years 2021 through 2026. Following the sale of its phone-card business to WQN in April 2004, ValuCom currently does not engage in any business activity.

Whether we will be able to realize the future tax benefits related to the deferred income tax asset is dependent on many factors, including our ability to generate taxable income within the net operating loss carry forward period. Management considered these factors and believed that a full valuation allowance of the deferred tax assets was required for the period presented.

For the years ended March 31, 2007 and 2008, the provision for current income taxes was approximately US$83,000 and US$433,000, respectively.

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

While we hold a major portion of our cash and cash equivalents in Indian Rupee denominated bank accounts, we still hold a portion of the net proceeds from our November 2005 follow-on ADS offering in a U.S. dollar-denominated bank account. The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2008:

As of March 31, 2008
(in US$ thousands)
Accounts payable in U.S. dollars	2,374
Accounts receivable in U.S. dollars, net of allowance	637
Cash balances held in U.S. dollars	5,581
Net foreign currency exchange exposure	3,844

We do not currently try to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollars by one Rupee, the net foreign currency exchange loss as of March 31, 2008 would be approximately US$95,000.

Interest Rate Risk

We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2008. These interest rates are linked to the interest rates prevailing in India and the United States. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 1% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$590,000.

Off-balance Sheet Arrangements

As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.

New Accounting Pronouncements

We adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact on the adoption of SFAS No. 160 will have on the Company’s financial reporting and disclosures.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We have evaluated the impact of this pronouncement and believe that this does not have a material effect on our financial position, cash flows or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. We have evaluated the impact of this pronouncement and believe that this does not have a material effect on our financial reporting and disclosures.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). This Statement replaces SFAS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008.  Early adoption is prohibited.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. We will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. We are currently evaluating the requirements of SFAS No. 161 and have not yet determined the impact this Statement may have on our consolidated financial statements.

MANAGEMENT

The following table sets forth, as of August 22, 2008, the name, age and position of each of our directors and executive officers.

Name	Age	Position
Ajit Balakrishnan(1)(2)	60	Chairman and Managing Director
Joy Basu	47	Chief Financial Officer
Diwan Arun Nanda(1)(2)	65	Director
Sunil N. Phatarphekar(1)(2)(3)	44	Director
Pulak Prasad(1)	40	Director
Ashok Narasimhan(1)	60	Director
Sridar Iyengar(1)(3)	61	Director
Rashesh C. Shah(1) (3)	44	Director

(1)	Member of the Board of Directors
(2)	Member of the Compensation Committee
(3)	Member of the Audit Committee

Ajit Balakrishnan is the founder, Chairman and Managing Director of the Company. Mr. Balakrishnan is also a Director of Rediffusion Dentsu Young & Rubicam Private Limited, India Abroad Publications, Inc., India In New York, Inc., India Abroad Publications (Canada) Inc., Value Communications Corporation and VuBites India Private Limited. Mr. Balakrishnan is also the Chairman of the Board of Governors of The Indian Institute of Management Calcutta and Chairman of the Working Group of Internet Governance set up by the Government of India. Mr. Balakrishnan holds a Bachelors degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata. Mr. Balakrishnan’s initial term of appointment as Managing Director of the Company expired on August 24, 2003. At our Annual General Meeting held on September 29, 2003, our shareholders re-appointed Mr. Balakrishnan for an additional five-year term as Managing Director with effect from August 24, 2003, which expires on August 23, 2008. Subject to the approval of Shareholders, the Board re-appointed Mr. Balakrishnan for an additional five year term as Managing Director with effect from August 23, 2008.

Joy Basu has been our Chief Financial Officer since September 2003, having joined us in April 2003. From October 2002 to April 2003, he served as Chief Financial Officer of Sahara India Media Communication Limited. From April 2000 to September 2002, he served with the Sterlite Group of Companies, primarily as Chief Financial Officer of Sterlite Optical Technologies-Limited. From 1993 to 2000 he served with the RPG Group of companies, where the last position he held was General Manager - Strategic Planning. From 1986 to 1993 he served with the Tata Group in various capacities. Mr. Basu holds a Bachelor’s degree in Commerce (Honors) from St. Xavier’s College, Calcutta University. He is also a member of the Institute of Chartered Accountants of India and has attended the Senior Executive Course at the Manchester Business School, U.K on a British Chevening Scholarship. He has been awarded the India CFO Award 2006 for “Excellence in Finance in an SME” instituted by IMA India.

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

Pulak Prasad has been a director of the Company since 1999. He is the Founder and Managing Director of Nalanda Capital, a Singapore-based fund management and advisory company. He is also a Director of Bharti Televentures Ltd. and several other Indian and foreign companies. Prior to creating Nalanda, Mr. Prasad was Managing Director and co-head of the India office of Warburg Pincus, covering their India, South and South East Asian operations. He joined Warburg Pincus in 1998. From 1992 to 1998, he was a management consultant with McKinsey & Company in India, U.S. and South Africa. Mr. Prasad holds a Bachelor’s Degree in Technology from the Indian Institute of Technology, New Delhi and a Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

Ashok Narasimhan has been a director of the Company since 2002. He is currently Chairman and Co-Founder of July Systems & Technologies Pvt. Ltd. He is also limited partner, advisor, and board member for a number of U.S. venture capital funds. He is also a director on the board of Tarang Software Technologies Pvt. Limited, Genie Technologies India Pvt. Limited, Avendus Advisors Private Limited, Atma Investments and Resources Pvt. Limited. He was earlier founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the Board of Infospace. Prior to this, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. Earlier, he was the founding President of Wipro’s IT organizations. He holds a Bachelor’s Degree in Physics from Madras University and a Post-Graduate Diploma in Management from the Indian Institute of Management, Kolkata.

Sridar A. Iyengar has been a director of the Company since September 2004. He serves on the Board of Infosys Technologies Limited, a NASDAQ-listed company, Infosys BPO Limited, Rediff Holdings, Inc. (USA), OnMobile Global Ltd, Kovair Software Inc., AverQ Inc., Career Launcher Ltd., Mahindra Holidays & Resorts India Limited and ICICI Bank Ltd, which is an NYSE-listed company, and also advises many early-stage technology companies in the United States and India. He is also a member of the boards of the American India Foundation and the Foundation for Democratic Reforms in India. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG’s Emerging Business Practice. He worked as a partner in all three of KPMG’s regions - Europe, America and Asia Pacific - as well as in all four of KPMG’s functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that, he headed up the International Services practice in the West Coast of USA. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, holds a Bachelor’s Degree in Commerce (Honors) from the University of Calcutta and has attended the Executive Education course at Stanford University.

Rashesh Shah has been a director of the Company since 2006. He is Founder and Chairman of the Edelweiss Group companies and has 18 years of experience in public and private markets in India. Prior to founding Edelweiss, he worked with ICICI Bank Ltd and Prime Securities, where he headed Research and Investments focusing on the buy-side trading. Mr. Shah has advised over 100 companies on both financial and non-financial issues. He is also a director on several other Indian companies. He is a member of the Executive Committee of the National Stock Exchange and the Chairman of the Capital Market Committee of FICCI. He holds a Bachelor of Science Degree from Mumbai University, a Master’s in Business Administration (MBA) from Indian Institute of Management, Ahmedabad and a Diploma in International Trade from IIFT, New Delhi.

Board Composition

On March 16, 2000, we amended our Articles of Association. Our Amended Articles of Association set the minimum number of directors at three and the maximum number of directors at seven. We currently have seven directors. Our Articles of Association provide as follows:

•
Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold, singly or jointly, not less than 10.0% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

•
The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation. Diwan Arun Nanda and Sunil N. Phatarphekar retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 21, 2007. Mr. Sridar Iyengar and Mr. Pulak Prasad will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled to be held before September 30, 2008.

As of the date of this annual report, our Board has determined that the following members qualify as independent directors: Sunil N. Phatarphekar; Ashok Narasimhan; Sridar A. Iyengar; and Rashesh C. Shah.

No directors have service contracts with us providing for benefits upon termination of their service as a director.

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

(v)	Rule 4350(c)(4) - Nomination of Directors

In lieu of the requirements of Rule 4350(c)(4), we follow the requirements of the Companies Act pursuant to which directors are required to be appointed by shareholders at their general meeting. In addition, under the Companies Act, our board can make appointments, subject to any regulations in a company’s articles of association, to fill any casual vacancies caused if the office of a director is vacated before his term of office has expired. Any person so appointed shall hold office only up to the date up to which the director in whose place he is appointed would have held office. Our board also has the power to appoint additional directors who shall hold office only up to the date of our next annual general meeting of the company. The Companies Act also allows our board to appoint an alternate director to act for a director during his absence for a period of not less than three months from the state in which the board meetings are ordinarily held. Finally, our Articles of Association states that Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold, singly or jointly, not less than 10.0% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

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

Employees

As of March 31, 2008, we had 349 employees and full-time consultants. Of such employees, 131 are in our sales and marketing teams, 89 are creative and editorial, 64 are dedicated to technology and product development, 22 are dedicated to e-commerce, 8 are dedicated to production and circulation and 35 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by geographic location of our facilities and by department:

	As at March 31,
Department	2006	2007	2008
Creative	13	14	15
Editorial	67	61	74
Production and Circulation	12	12	8
Sales and Marketing	95	111	131
Technology and Product Development	34	46	64
Shopping	25	23	22
Administration and others	28	26	35
Total	274	293	349

Compensation

Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2008, we did not pay any attendance fees to our directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors of our U.S. subsidiaries receive compensation for their service on the boards of these subsidiaries.

The following table sets forth details regarding compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2008;

Name	Salary and other compensation (US$)

Ajit Balakrishnan	200,000(1)

Joy Basu	90,913

Sridar A. Iyengar	25,000(1)

Sunil Phatarphekar	10,000(1)

(1)
Each of Mr. Balakrishnan, Mr. Iyengar and Mr. Phatarphekar receive a salary / compensation from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited.

Employee Benefit Plans

Employee Stock Option Plan 1999

Our 1999 Employee Stock Option Plan (the “1999 ESOP”) allows for the grant to our employees of warrants to purchase our Equity Shares. Each warrant granted gives the employee the right to purchase a specified number of our Equity Shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 232,300 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$6.53 (Rs.285) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 Equity Shares at a weighted average exercise price of US$2.25 (Rs.108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 Equity Shares from the employees who had left the Company. During the fiscal year ended March 31, 2003, warrants equivalent to 12,900 Equity Shares were forfeited due to the resignation of employees. During the fiscal year ended March 31, 2004, we granted additional warrants equivalent to the right to purchase 7,500 Equity Shares and during the same period, warrants equivalent to 22,975 Equity Shares were forfeited due to resignation of employees. During the fiscal years ended March 31, 2006 and 2007, we granted additional warrants equivalent to the right to purchase 30,000 Equity Shares and during the same period, warrants equivalent to 7,750 Equity Shares were forfeited due to resignation of employees. During the fiscal year ended March 31, 2008, warrants equivalent to 1,000 Equity Shares lapsed due to termination of the plan.

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

Associate Stock Option Plan 1999

Our Associate Stock Option Plan 1999 (the “1999 ASOP”) allows for the grant to our associates, such as key vendors, software developers, retainers, consultants, and all other persons or legal entities not eligible to participate in the 1999 ESOP, of warrants to purchase our Equity Shares. Each warrant granted gives the associate the right to purchase a specified number of our Equity Shares under the 1999 ASOP. The 1999 ASOP was approved by our Board of Directors and our shareholders in February 1999. A total of 198,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, we had granted warrants under the 1999 ASOP, equivalent to the right to purchase 73,600 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$11.73 per share. From April 1, 2001 to March 31, 2002 there was a fresh issuance of warrants equivalent to 1000 Equity Shares to Associates at the rate of US$2.25 under the 1999 ASOP. During the same period, there was a forfeiture of warrants, equivalent to 5,750 Equity Shares from the associates who had terminated their association with Rediff. Warrants equivalent to 28,000 Equity Shares were issued on January 1, 2003 at an exercise price of US$2.26 to three of our Directors. During the fiscal year ended March 31, 2005 we granted warrants equivalent to the right to purchase 6,000 Equity Shares at a weighted average exercise price of US$15.11 per share. During the fiscal year ended March 31, 2008, two of our Directors exercised 12,000 options (6,000 options each) at a weighted average price of US$2.74 per share. 17,000 options lapsed due to termination of the plan.

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

2002 Stock Option Plan

In January 2002, our Board of Directors approved the 2002 Stock Option Plan (“2002 plan”) which provides for the grant of incentive stock options and non-statutory stock options to our employees. All options under these plans are exercisable for our ADSs. Necessary approvals from the regulators in India have been obtained. During the fiscal year ended March 31, 2004, we made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of our Equity Shares were reserved for issuance under the 2002 plan. As of March 31, 2003, we had granted under the 2002 plan, warrants equivalent to the right to purchase 220,500 Equity Shares at an exercise price of Rs.109 per share. During the fiscal year ended March 31, 2004, we granted warrants equivalent to the right to purchase 116,000 Equity Shares at a weighted average exercise price of US$7.75 per share. During the same period, warrants equivalent to 32,225 Equity Shares were exercised and warrants equivalent to 69,250 Equity Shares were forfeited. During the fiscal year ended March 31, 2005, we granted warrants equivalent to the right to purchase 10,500 Equity Shares at a weighted average exercise price of US$10.98. During the same period, warrants equivalent to 52,625 Equity Shares were exercised and warrants equivalent to 4,875 Equity Shares were forfeited. During the fiscal years ended March 31, 2006 and 2007, we did not grant any awards under the 2002 plan. During the fiscal year ended March 31, 2007, warrants equivalent to 25,125 Equity Shares were exercised.

Unless otherwise determined by the Board of Directors, the warrants granted under the 2002 plan vest at a rate of 25% on each successive anniversary of the grant date, until fully vested. The options granted under the 2002 ADR plan vest at the rates set forth in every award.

2004 Stock Option Plan

In June 2004, our Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provides for the grant of stock options to our employees. All options under the 2004 plan are exercisable for our ADSs. Unless terminated sooner, the 2004 plan will terminate automatically in January 2014. A total of 358,000 Equity Shares are currently reserved for issuance pursuant to the 2004 plan. During the fiscal year ended March 31, 2006, we granted warrants equivalent to the right to purchase 5,100 Equity Shares at a weighted average exercise price of Rs.655 (US$14.73) per share. During the same period, warrants equivalent to 51,910 Equity Shares were exercised and warrants equivalent to 47,125 Equity Shares were forfeited. During the fiscal year ended March 31, 2007, we granted 92,500 options equivalent to the right to purchase 46,250 Equity Shares at a weighted average exercise price of Rs.1,008 (US$23.13) per share. During the same period, warrants equivalent to 39,075 Equity Shares were exercised and warrants equivalent to 11,875 Equity Shares were forfeited. During the fiscal year ended March 31, 2008, 33,625 options equivalent to 16,812 Equity Shares were forfeited due to resignation of the employees.

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

2006 Employee Stock Option Plan

Our 2006 Employee Stock Option Plan (the “ESOP 2006”) allows for the grant to our employees of options to purchase our Equity Shares. Each option granted gives the employee the right to purchase a specified number of our Equity Shares under the ESOP 2006. The ESOP 2006 was adopted and approved by our Compensation Committee on June 20, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 150,000 Equity Shares were approved for issuance under the ESOP 2006. During the fiscal year ended March 31, 2007, we have granted 123,000 options under the

ESOP 2006, equivalent to the right to purchase 123,000 Equity Shares at an exercise price of Rs.10 (US$0.23) per share. 58,000 and 65,000 options will vest at a rate of 25% and 20%, respectively, on each successive anniversary of the grant date, until fully vested. During the fiscal year ended March 31, 2008, options equivalent to 12,000 Equity Shares were forfeited at weighted average price of US$11.05 per share in the same fiscal year.

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

2006 ADR Linked Employee Stock Option Plan

Our 2006 ADR Linked Employee Stock Option Plan (the “ADR Linked ESOP 2006”) allows for the grant to our employees of options to purchase our ADRs representing Equity Shares of the Company. Each option granted gives the employee the right to purchase a specified number of our ADRs under the ADR Linked ESOP 2006. The ADR Linked ESOP 2006 was adopted and approved by our Compensation Committee on October 3, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 335,000 Equity Shares (equivalent to 670,000 ADRs) were approved for issuance under the ADR Linked ESOP 2006. During the fiscal year ended March 31, 2007, we granted 281,500 options under the ADR Linked ESOP 2006, equivalent to the right to purchase 140,750 Equity Shares at an exercise price of Rs.1,207 (US$27.69) per share. These options will vest at a rate of 25% on each successive anniversary of the grant date until fully vested. During the fiscal year ended March 31, 2008, 32,500 options equivalent to 16,250 Equity Shares were issued at a weighted average price of US$31.78 per share. 15,750 options equivalent to 7,875 Equity Shares were forfeited at a weighted average price of US$11.05 per share in the same fiscal year.

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

Retirement Plans

Gratuity

The Company provides for gratuity on an actuarial valuation. It has an unfunded defined benefit retirement plan covering eligible employees in India. This plan provides for a lump-sum payment to be made to vested employees at retirement, death or termination of employment in an amount equivalent to 15 days basic salary, payable for each completed year of service. These gratuity benefits vest upon an employee’s completion of five years of service.

The following tables set out the status of the gratuity plans and the amounts recognized in the Company’s financial statements for the fiscal years ended March 31, 2006, 2007 and 2008. The measurement date used is March 31 of the relevant fiscal year.

	Fiscal Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	96,524	105,679	198,777
Actuarial(gain) loss	5,618	81,386	12,708

Service cost	21,479	21,769	53,468
Interest cost	7,210	7,950	20,639
Benefits paid	(22,942)	(23,997)	(17,504)
Effect of exchange rate changes	(2,210)	5,990	18,436
Benefit obligation at the end of the year	105,679	198,777	286,524
Unrecognized net actuarial loss (gain)	2,976	-	-
Accrued liability	108,655	198,777	286,524

Net gratuity cost for the fiscal years ended March 31, 2006, 2007 and 2008 comprise of the following:

	Fiscal Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Service cost	21,479	21,769	53,468
Interest cost	7,210	7,950	20,639
Recognized net actuarial (gain) loss	5,618	81,386	12,708
Net gratuity cost	34,307	111,105	86,815

The assumptions used in accounting for gratuity in the fiscal years ended March 31, 2006, 2007 and 2008 were as follows:

	Fiscal Years ended March 31,
	2006	2007	2008
Discount rate	8%	10%	9.25%
Rate of increase in compensation	8% for first 2 years and 5% thereafter	10% for first 5 years and 7% thereafter	10% for first 4 years and 7% thereafter

Provident Fund

Employees based in India and the Company each contributes at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$113,222, US$166,314 and US$242,259 for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

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

Advertising and Mobile Revenues

During the fiscal years ended March 31, 2007 and 2006, we earned advertising revenues of US$31,281 and US$43,299, respectively, from Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Mr. Diwan Arun Nanda are shareholders and directors and in which Mr. Sunil Phatarphekar is a director.

During the fiscal year ended March 31, 2007, we earned mobile revenues of US$19,800 from OnMobile Asia Pacific Pvt. Ltd., a company in which Mr. Sridar Iyengar is a director.

Product Development Expenses

During the fiscal years ended March 31, 2008 and 2007, we incurred product development expenses (including amount capitalized) of US$310,094 and US$385,667, respectively, to Tachyon Technologies Private Ltd, a company in which we are a minority shareholder.

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

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI, a person resident in India is not permitted to hold ADSs of an Indian company. ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, a dealer authorized by the Reserve Bank of India must be notified of the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, as well as of any renunciation by a non-resident in favor of a resident of India of the right to subscribe to such equity shares granted pursuant to a rights offering, provided the price for sale of such equity shares is in accordance with Reserve Bank of India pricing guidelines. If not, prior approval of the Reserve Bank of India is required for any such transfer. Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs, under certain circumstances and the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through SEBI registered stock brokers in a domestic Indian stock market. As our Equity Shares are not listed on any Indian stock exchange, if you elect to surrender your ADSs and receive Equity Shares, you would be unable to redeposit outstanding Equity Shares with our Depositary and receive ADSs.

Notwithstanding the foregoing, if a foreign investor were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership and may be subject to the portfolio investment restrictions and limitations. Further, foreign investors who withdraw their equity shares from the ADS program with the result that their direct or indirect holding in the company is crosses certain thresholds specified in the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (“Takeover Code”), the shareholder may be required to make a public offer to the remaining shareholders of the company under the Takeover Code. For details see the section titled “Restriction on Foreign Ownership and Indian Securities”.

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

Restriction on Debt Issues

Indian companies are permitted to raise debt in various forms (commonly referred to as “External Commercial Borrowing” or “ECB”) from internationally recognized sources such as international banks, international capital markets, multilateral financial institutions, export credit agents, suppliers of equipment, foreign, collaborators and foreign equity holders, subject to the regulations laid down by the Reserve Bank of India in this regard. These regulations govern all the important aspects of ECBs including amount and maturity, all-in cost ceilings (including rate of interest and fees and expenses payable in foreign currency) end-use, security and prepayment/redemption.

Indian borrowers are allowed to raise up to US$20 million, in the event the minimum average maturity of the ECB is three years and up to US$500 million, in the event the minimum average maturity is five years, without Reserve Bank of India approval (the “automatic route”) so long as, inter alia, the following conditions are met.

•
“All-in cost” ceiling does not exceed 200 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity of three to five years, and 350 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity being more than five years.

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

•
Pre-payment or redemption of ECBs prior to maturity in amounts up to US$500 million is permitted without prior Reserve Bank of India approval, provided that any such prepayment and redemption can only be undertaken if the same complies with the stipulated average maturity period of three years, in the case an ECB of up to US$20 million, and five years, in the case of an ECB of up to US$500 million.

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

Fungibility of ADSs

Pursuant to the directions issued by the RBI on the two-way fungibility of ADSs, a person resident outside India is permitted to purchase, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:

•	the shares of the Indian company are purchased on a recognized stock exchange in India;

•
the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•	the Indian company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADSs;

•	the number of shares of the Indian company so purchased does not exceed the ADSs converted into underlying shares; and

•	compliance with the provisions of the ADR scheme and the guideline issued thereunder.

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

The number of outstanding Equity Shares as of March 31, 2008, was 14,615,800. We have been informed by our depository that as of March 31, 2008, there were approximately 25 record holders of ADRs evidencing 8,907,200 ADSs (representing 4,453,600 Equity Shares) in the United States.

The tables below set forth high and low trading prices for our ADSs on the NASDAQ National Market (now the NASDAQ Global Market) until June 24, 2002, on the NASDAQ Capital Market from June 24, 2002 to October 6, 2006 and on the NASDAQ Global Market since October 9, 2006.

Annual and Quarterly high-low price history:
	Price Per ADS (in U.S. dollars)
	High	Low
Fiscal year ended March 31, 2004	13.87	2.76
Fiscal year ended March 31, 2005	15.47	5.25
Fiscal year ended March 31, 2006	33.75	6.07
Fiscal year ended March 31, 2007	25.00	11.16
First Quarter (April 2006 to June 2006)	25.00	11.22
Second Quarter (July 2006 to September 2006)	16.72	11.16
Third Quarter (October 2006 to December 2006)	21.19	14.23
Fourth Quarter (January 2007 to March 2007)	20.32	15.35
Fiscal year ending March 31, 2008
First Quarter (April 2007 to June 2007)	19.20	15.90
Second Quarter (July 2007 to September 2007)	27.50	13.68
Third Quarter (October 2007 to December 2007)	20.13	10.25
Fourth Quarter (January 2008 to March 2008)	11.29	6.46
Fiscal year ending March 31, 2009
First Quarter (April 2008 to June 2008)	9.77	6.19
Second Quarter (July 1, 2008 to September 19, 2008)	7.15	4.39

Monthly high-low price history for previous six months:
	Price Per ADS (in U.S. dollars)
	High	Low
March 2008	8.65	6.46
April 2008	9.77	8.16
May 2008	9.26	7.31
June 2008	7.96	6.19
July 2008	7.71	5.06
August 2008	7.30	5.76
September 2008 (until September 19, 2008)	5.96	4.39

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

The following investments require the prior permission of the FIPB/RBI (where applicable):

(i)	investments in excess of specified sectoral caps or in sectors in which FDI is not permitted or in sectors which specifically require approval of the FIPB;

(ii)
investments by any foreign investor who as of January 12, 2005 had any existing joint venture or technology transfer or trademark agreement in India in the same field as that in which the company in which the investment is proposed to be made. However, no prior approval is required if:

(a)	the investor is a venture capital fund registered with SEBI,

(b)	in the existing joint venture, investment by either of the parties is less than 3%, or

(c)
the existing joint venture or collaboration is defunct or sick; In so far as joint ventures to be entered into after January 12, 2007 are concerned, the joint venture agreement may include a “conflict of interest” clause to help safeguard the interests of the joint venture partners in the event of one of the partners desiring to set up another joint venture or a wholly-owned subsidiary in the same field of economic activity.

(iii)
The activity of the issuer company does not require an industrial license under the provisions  of the Industries (Development & Regulation) Act, 1951 or under the location policy notified by Government of India under the Industrial Policy of 1991 as amended from time to time.

(iv)
The shares or convertible debentures are not being issued by the Indian Company with a view to acquiring existing shares of any Indian Company. A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh) may purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.

The RBI has consolidated its various circulars on foreign investments in India, in a Master Circular No. 02/2007-8 dated July 2, 2007 summarizing the current regulatory provisions as amended from time to time:

Pursuant to the Master Circular, foreign investment in any form is prohibited in a company or a partnership firm or a proprietary concern or any entity, whether incorporated or not (such as trusts), which is engaged or proposes to engage in the following activities:

(i)	business of “chit” fund;

(ii)	“nidhi” company;

(iii)	agricultural or plantation activities;

(iv)	real estate business, or construction of farm houses; or

(v)	trading in Transferable Development Rights (“TDRs”).

However, it is clarified that real estate business does not include the development of townships or the construction of residential/commercial premises, roads or bridges. It is further clarified that partnership firms / proprietorship concerns having investments pursuant to FEMA regulations are not allowed to engage in the Print Media sector.

In addition to the above, investment in the form of FDI is also prohibited in certain sectors such as:

a)	retail trading;

b)	atomic energy;

c)	lottery business;

d)	gambling and betting; and

e)
agriculture (excluding floriculture, horticulture, development of seeds, animal husbandry, pisiculture and cultivation of vegetables, mushrooms etc. under controlled conditions and services related to agro and allied sectors) and plantations (other than tea plantations).

The Ministry of Finance, in its notification dated April 30, 2007, categorised as debt all foreign investment of preference shares (other than fully convertible preference shares), such as nonconvertible, optionally convertible or partially convertible in which must conform to the ECB Guidelines. All fully convertible preference shares continue to be part of the capital of a company and would therefore be included in calculating the foreign equity for the purposes of sectoral caps. FDI in Indian companies does not require the prior approval of the FIPB or the RBI where FDI is under a 100% automatic route of the RBI/FIPB and is not prohibited by the FEM Securities Regulations. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies. The FEM Securities Regulations lay down the pricing guidelines with respect to determining the price at which shares may be issued by an Indian company to a non-resident investor and the same would need to be complied with. The Indian Government has set up the Foreign Investment Implementation Authority (“FIIA”) in the Department of Industrial Policy and Promotion. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a proactive one-stop aftercare service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various Indian Government agencies to find solutions to foreign investment problems.

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to non-resident Indians. Subject to certain terms and conditions, these methods allow non-resident Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. Under the Portfolio Investment Scheme, NRI can purchase up to 5% of the paid-up value of the shares issued by a company, subject to the condition that the aggregate paid-up value of shares purchased by all NRI does not exceed 10% of the paid-up capital of the company (which can be raised to 24% by a resolution of the shareholders of a company). The total holding of all FIIs in a company is subject to a cap of 24% of the total paid-up capital of a company, which can be increased to the relevant statutory cap/ceiling in respect of the said company with the passing of a special resolution by the shareholders of the company in a general meeting. In addition to portfolio investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

The Overseas Corporate Bodies, at least 60% of which are owned by the Non-Resident Indians (Overseas Corporate Bodies), were allowed to invest by way of portfolio investment until 2001 when the RBI prohibited such investments. In this connection, the RBI has issued directions to the authorized dealers in terms of A.P. (DIR Series) Circular No. 14 dated September 16, 2003 and has notified the Foreign Exchange Management (Withdrawal of General Permission to Overseas Corporate Bodies) Regulations 2003, by Notification No. FEMA 101/2003-RB dated October 3, 2003. However, it has clarified that the entities owned by Non-Resident Indians (which were formerly classified as Overseas Corporate Bodies) would continue to enjoy all the facilities available to other foreign investors. Pursuant to the Ministry of Finance Notification dated August 31, 2005 amending the FCCB Scheme, OCBs who are not eligible to invest in India through the Portfolio Route, and entities prohibited from buying, selling or dealing in securities by the SEBI will not be eligible to subscribe for the Bonds.

Portfolio Investment by Foreign Institutional Investors

In September 1992, the Government of India issued guidelines that enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers referred to as Foreign Institutional Investors, or FIIs, to make portfolio investments in all securities of listed and unlisted companies in India. Investments by registered Foreign Institutional Investors or Non-Resident Indians made through a stock exchange are known as Portfolio Investments. Foreign investors wishing to invest and trade in Indian securities in India under these guidelines are required to register with the SEBI. However, since the SEBI provides a single window clearance, a single application must be made to the SEBI . Foreign investors are not necessarily required to register with the SEBI as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above, but in order to make Portfolio Investments freely and to remit funds into and outside India without an approval for each remittance, registration as an FII or as a ‘sub-account’ of an FII is necessary.

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

Qualified Institutional Placement under the Disclosure and Investor Protection (DIP) Guidelines

In order to make Indian markets more competitive and efficient, the Government of India has introduced an additional mode for listed companies to raise funds from domestic market in the form of a Qualified Institutional Placement, or QIP. Key features of the QIP program are as follows:

•
Issuers. A company whose equity shares are listed on an Indian stock exchange with nationwide trading terminals and which is in compliance with the prescribed requirements of minimum public shareholding in its listing agreement will be eligible to raise funds in the domestic market by placing securities with Qualified Institutional Buyers, or QIBs.

QIBs are defined as:

•	Public financial institution as defined in Section 4A of the Companies Act;
•	Scheduled commercial banks;
•	Mutual funds;
•	FIIs registered with SEBI;
•	Multilateral and bilateral development financial institutions;
•	Venture capital funds registered with SEBI;
•	Foreign venture capital investors registered with SEBI;
•	State industrial development corporations;
•	Insurance companies registered with the Insurance Regulatory and Development Authority;
•	Provident funds with minimum corpus of Rs.250 million; or
•	Pension funds with minimum corpus of Rs.250 million.

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

•
Pricing: The floor price of the specified securities shall be determined on a basis similar to that for Global Depository Receipt or Foreign Currency Convertible Bonds issues and shall be subject to adjustment in case of corporate actions such as stock splits, rights issues and bonus issues.

Because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

PRINCIPAL SHAREHOLDERS

The following table provides information relating to the beneficial ownership of our equity shares for:

•	each of the executive officers named in the summary compensation table and each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially Owned As of August 6, 2008		Shares Beneficially Owned As of August 16, 2007		Shares Beneficially Owned As of August 10, 2006
Name of Beneficial Owner	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding
Officers and Directors
Ajit Balakrishnan (1)(1A) (1B) (1C)	3,463,982	23.70%	3,463,982	24%	3,463,982	24%
Diwan Arun Nanda (1)	3,444,742	23.57%	3,444,742	24%	3,444,742	24%
Pulak Prasad (2)	--	--	--	--	2,008,000	14%

All Directors and Officers as a Group (2 persons)	6,920,724	47.35%	6,908,724	48%	6,716,722	46%
OtherShareholders holding more than 5 % shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	15%	2,200,002	15%	2,200,002	15%
Draper-India International	2,200,000	15%	2,200,000	15%	2,200,000	15%
Queenswood Investments Ltd	2,008,000	14%	2,008,000	14%	2,008,000	14%

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

Sunil N. Phatarphekar, a director of the Company, holds 6,000 equity shares which resulted from the exercise of the stock options.

Sridar Iyengar, a director of the Company, holds stock options which are exercisable for less than 1% of the beneficial ownership in the Company.

Ashok Narsimhan, a director of the Company, holds 6,000 equity shares which resulted from the exercise of the stock options.

Our ADSs are currently listed and traded on the NASDAQ Global Market and each ADS is represented by one-half of one Equity Share of par value of Rs.5 per share.

Our ADSs are registered pursuant to Section 12(g) of the Securities Act. We have been informed by our depository that as of July 31, 2008, 8,907,200 ADSs were held by approximately 25 record holders of ADRs in the United States.

TAXATION

Indian Tax

The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, the tax rates described in this section are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2008 to the extent these provisions are effective. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.

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

Taxation of Distributions

Shareholders who receive dividends by a domestic company will not be subject to tax on the distribution if the company has paid the dividend distribution tax (the “DDT”). Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, we are required to pay taxes at a rate of 16.995%, including applicable surcharge and Education Cess, of the total dividend declared. If the company has not paid the DTT, the shareholder would be taxable at the applicable Indian income tax rates depending on the legal status of the shareholders.

Taxation on Sale of ADSs

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Taxation on Redemption of ADSs

Though there is no specific provision exempting the redemption of ADSs, it can be inferred from the provisions of Section 47(xa) is that transfer by way of conversion of bonds referred to in clause (a) of sub-section (1) of Section 115AC into shares or debentures of any company would not be considered as transfer and therefore the same would be exempt.

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

Taxation on Sale of Equity Shares

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India the transaction is chargeable to Securities Transaction Tax (“STT”). Surcharge on this tax would be applicable at the rate of 2.5% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million), while for individuals or an association of persons, the rate of surcharge would be 10% if their Indian taxable income exceeds Rs.1,000,000. In all the above cases, the amount of tax and surcharge would be increased by an Education Cess of 2% and secondary and higher Education Cess of 1% resulting in an aggregate Education Cess of 3%. Article 9(5) of the Scheme indicates that the long term capital gains on sale of redeemed underlying shares held by non-resident investors in the domestic market would be charged to tax at 10% in accordance with the provisions of section 115AC. Though section 115AC provides for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 3%) on long term capital gains arising from transfer of ADSs (other than one between two non-residents made outside India), it is unclear whether the lower rate of tax would also extend to gains arising from transfer of shares converted from ADSs under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income Tax Act also provide for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 3%) for specific classes of taxpayers, such as FIIs, registered with SEBI.

Long-term capital gains realized on the sale of equity shares which are listed in India will be exempt from tax if the transaction of that sale is entered into on a recognized stock exchange in India, the transaction is charged the STT and the contract for the sale of the equity shares is settled by the actual delivery or transfer of those shares.

Where equity shares have been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 40% (plus applicable surcharge and Education Cess as mentioned above), except in the case of a sale of Equity Shares entered into in a recognized stock exchange in India and the transaction is charged the STT. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

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

Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 15% plus a surcharge of 2.5% if total income exceeds Rs.1 Crore (Rs.10 million, or 10% in the case of individuals and association of persons if the gain exceeds Rs.1,000,000) and a further cess of 3%; provided the transaction of the sale is entered into in a recognized stock exchange in India, the transaction is charged the STT and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares.

Under the regulations, the purchase price of Equity Shares received in exchange for ADSs will be the price of the underlying Equity Shares on the date that the depositary gives notice to the custodian of the delivery of the Equity Shares in exchange for the corresponding ADSs. Pursuant to Article 7(3) of the Scheme, in the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited (“BSE”) or The National Stock Exchange of India Limited (“NSE”) on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, pursuant to Section 49(2A) of the Indian Income Tax Act as inserted retrospectively by the Finance Act 2008, where the capital asset, being a share or debenture of a company, becomes the property of the assessee by way of conversion of bonds, debentures, debenture stock, or deposit certificate in any form, the cost of acquisition of the asset to the assessee shall be deemed to be that part of the cost of debenture, debenture-stock, bond or deposit certificate in relation to which such asset is acquired by the assessee. Therefore, it is unlikely that the beneficial tax treatment prescribed under the Scheme would be available to the Company for the fiscal year 2008.

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

We may be classified as a PFIC for U.S. federal income tax purposes for our current taxable year ending March 31, 2009, a determination that can only be made after the close of the taxable year. Even if it is determined that we are not classified as a PFIC for our current taxable year, we may become classified as a PFIC for the taxable year ending March 31, 2010 or one or more future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our goodwill and other unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy substantial amounts of cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.

In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization does not increase from its current level, we may be or become classified as a PFIC for the current or one or more future taxable years. Even if our market capitalization does increase, it is possible that the Internal Revenue Service may challenge our valuation approach with respect to our goodwill and other unbooked intangibles, which may result in us being or becoming classified as a PFIC for the current or one or more future taxable years.

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

Distributions

The gross amount of cash distributions with respect to the ADSs (or Equity Shares) will, upon receipt by the Depositary (or by you), be includible in your gross income as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or our Equity Shares.

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

Under the supervision and with the participation of our management, including our Chairman, who serves as our Principal Executive Officer, and our Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2008. In making this assessment, our management primarily used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2008.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2008.

Changes in Internal Controls over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells, Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2006, 2007 and 2008.

	Fiscal year ended March 31,
	2006	2007	2008
	US$	US$	US$
Audit Fee	107,127	116,742	224,070
Audit-Related Fees	--	5,597	--
Tax Fees	11,276	16,538	23,620
All Other Fees	161,205	--	--

Audit fees represents the aggregate fees for Deloitte in connection with the audits of our annual integrated consolidated financial statements, the reviews of our quarterly financial statements and statutory audits.

Audit-related fees represents payments for statutory certification work for the fiscal years ended March 31, 2007. Tax fees primarily comprise fees for tax audit and permitted tax advisory services. Tax fees also include other corporate tax services such as assistance with foreign income tax and service tax.

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

Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Federal Reserve Bank of New York certifies the exchange rate for customs purposes on each date the rate is given. The noon buying rate on March 31, 2008 was Rs.40.02 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have been performed using rates specified by the Reserve Bank of India.

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

Share Capital

Our authorized share capital is 24,000,000 Equity Shares, par value Rs.5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2008, 14,615,800 Equity Shares were issued and outstanding.

The Equity Shares are our only class of share capital. However, our Amended and Restated Articles of Association and the Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company.

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

Amended and Restated Shareholders’ Rights Agreement

On February 24, 2000, we entered into an Amended and Restated Shareholders’ Rights Agreement with certain of our shareholders to amend, restate, supersede and replace all nine previous shareholder agreements we entered into with our shareholders. The Amended and Restated Shareholders’ Rights Agreement, which became effective on the completion of our initial ADR offering, provides for the following shareholder rights:

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

Dividends

Under the Companies Act, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Amended and Restated Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. Any dividend recommended by the Board of Directors subject to the limitations described above, will be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. The Board of Directors may also declare interim dividend and the amount of dividend, including interim dividend, is required to be deposited in a separate bank account within five days from the date of declaration of such dividend. If such dividend, including interim dividend, has not been paid or claimed within 30 days of declaration of such dividend, we are required to transfer the total amount of dividend which remains unpaid or unclaimed within seven days of the expiry of the 30 day period, to a special bank account. Under the Companies Act if a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of the dividend, each director of the company, if he is knowingly a party to the default, will be punishable with imprisonment and also liable to a fine. Pursuant to our Amended and Restated Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to Equity Shares issued during a particular fiscal year (including any Equity Shares underlying ADSs issued to the Depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year generally will be prorated from the date of issuance to the end of such fiscal year. Under the Companies Act, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order.

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

None.

DOCUMENTS ON DISPLAY

This annual report and other information filed or to be filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at:

Office of Investor Education and Assistance
100 F Street, NE
Washington, D.C. 20549
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

*2.2	Rediff.com’s specimen certificate for equity shares.
*2.3	Amended and Restated Shareholder Rights Agreement dated February 24, 2000 between Rediff.com and the shareholders of Rediff.com.
*4.1	1999 Employee Stock Option Plan.
*4.2	1999 Associate Stock Option Plan.
***4.3	2002 Stock Option Plan.
****4.4	2004 Stock Option Plan.
*******4.5	2006 Employee Stock Option Plan.
********4.6	2006 ADR Linked Employee Stock Option Plan.
*4.7	Form of Indemnification Agreement.
*******4.8	Indemnification Agreement dated November 8, 2005 between Rediff.com and Sridar A. Iyengar.
*******4.9	Indemnification Agreement dated November 8, 2005 between Rediff.com and Ashok Narasimhan.
*******4.10	Indemnification Agreement dated November 8, 2005 between Rediff.com and Pulak Chandan Prasad.
*******4.11	Indemnification Agreement dated November 8, 2005 between Rediff.com and Joy Basu.
*4.12	Sublease dated July 5, 1999 between Shreenathji Balaji Computech Private Limited and Rediff.com.
*4.13	Letter Agreement dated December 28, 1998 between Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.
*4.14	Promoters Agreement dated January 9, 1996 between Ajit Balakrishnan and Diwan Arun Nanda.
**4.15	Stock Purchase Agreement among Rediff.com, ValuCom and shareholders of ValuCom dated March 21, 2001.
**4.16	Stock Purchase Agreement among Rediff.com, India Abroad and shareholders of India Abroad dated March 21, 2001, as amended on April 27, 2001.
**4.17
Amended and Restated Agreement and Plan of Reorganization among Rediff.com, Thinkindia.com, Inc., Rediff Holdings, Inc., the principal stock holders of Think India and certain other parties thereto dated February 27, 2001.

*****4.18	Agreement for sale of assets of Value Communications Corporation dated April 8, 2004.
******4.19	Underwriting Agreement dated November 9, 2005 between Rediff.com and Deutsche Bank Securities Inc.
†12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
†13.1	Certification of Principal Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†13.2	Certification of Principal Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-37376).

*	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2001.

***	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2003.

****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on December 30, 2004.

*****	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2004.

******	Incorporated by reference to exhibits filed with the Registrant’s Form 6-K filed on November 9, 2005.

*******	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2006.

********	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2007.

†	Filed herewith.

INDEX TO FINANCIAL STATEMENTS

Page(s)

Reports of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	F-2 – F-3

Consolidated Balance Sheets as of March 31, 2007 and 2008	F-4

Consolidated Statements of Operations for the years ended March 31, 2006, 2007 and 2008	F-5

Consolidated Statements of Changes in Shareholders’ Equity for the years ended March 31, 2006, 2007 and 2008	F-6

Consolidated Statements of Cash Flows for the years ended March 31, 2006, 2007 and 2008	F-7

Notes to Consolidated Financial Statements	F-8 – F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rediff.com India Limited
Mumbai, India

We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 26, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As described in Note 2 (b) to the consolidated financial statements, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted for companies in India, which form the basis of the Company’s general purpose financial statements.

/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India

September 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Rediff.com India Limited
Mumbai, India

We have audited the internal control over financial reporting of Rediff.com India Limited (the Company) as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by or under the supervision of, the company’s principal executive and principal financial officers or persons performing similar functions and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008 of the Company and our report dated September 26, 2008, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India

September 26, 2008

REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS
as of March 31, 2007 and 2008
	2007	2008
	US$	US$
Assets
Current Assets
Cash and cash equivalents	53,546,300	59,032,690
Trade accounts receivable, (net of allowances of US$ 2,697,334 and US$3,540,173 as at March 31, 2007 and 2008, respectively)	10,671,318	12,036,874
Prepaid expenses and other current assets (See Note 3)	1,633,588	3,538,545
Total current assets	65,851,206	74,608,109
Property, plant and equipment - net (See Note 4)	9,963,029	14,384,360
Investments, at costs	581,054	581,054
Goodwill (See Note 5)	7,314,468	7,314,468
Recoverable income taxes	1,833,709	4,278,241
Other assets (See Note 6)	949,265	683,677

Total assets	86,492,731	101,849,909

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	7,644,191	9,313,979
Customer advances and unearned revenues	1,288,902	1,684,186
Total current liabilities	8,933,093	10,998,165
Other liabilities	336,889	701,273
Total liabilities	9,269,982	11,699,438

Commitments and contingencies (See Note 16 )

Shareholders' equity
Equity shares: par value -- Rs.5, Authorized:
24,000,000 shares at March 31, 2007 and 2008;
Issued and outstanding: 14,603,800 shares and 14,615,800 shares at March 31, 2007 and 2008, respectively (See Note 8)	1,733,604	1,735,105
Additional paid in capital	123,942,398	125,849,756
Accumulated other comprehensive (loss) / income	-806,979	5,303,652
Accumulated deficit	-47,646,274	-42,738,042
Total shareholders' equity	77,222,749	90,150,471
Total liabilities and shareholders' equity	86,492,731	101,849,909

See accompanying notes to consolidated financials statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For each of the years ended March 31, 2006, 2007 and 2008

	Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Operating revenues
India Online	12,174,927	20,759,227	23,649,363
U.S. Publishing	6,525,753	7,916,298	8,599,840
Total revenues	18,700,680	28,675,525	32,249,203

Cost of revenues
India Online	1,593,894	2,357,178	2,961,442
U.S. Publishing	3,445,540	3,059,138	3,038,119
Total cost of revenues	5,039,434	5,416,316	5,999,561

Operating expenses
Sales and marketing	3,474,971	5,856,640	6,892,522
Product development	2,578,339	3,845,304	5,983,067
General and administrative	6,629,657	10,493,022	14,891,783
Total operating expenses	12,682,967	20,194,966	27,767,372
Operating income / (loss)	978,279	3,064,243	-1,517,730
Other income / (expense), net:
Interest income	1,225,416	3,726,222	5,509,753
Foreign exchange gain / (loss), net	-975,488	133,873	-601,137
Miscellaneous income including net gains on sale of investments	2,253	121,264	1,950,720
	252,181	3,981,359	6,859,336
Income before income taxes	1,230,460	7,045,602	5,341,606
Income tax expense	-17,603	-83,074	-433,374
Net income	1,212,857	6,962,528	4,908,232
Weighted average number of equity shares -- basic	13,487,212	14,543,360	14,606,660
Weighted average number of equity shares -- Diluted	13,763,989	14,924,267	14,772,824

Earning per share – basic	Cents 8.99	Cents 47.88	Cents 33.60

Earning per share –diluted	Cents 8.81	Cents 46.66	Cents 33.22

Earning per ADS -- (where 2 ADSs are equal to 1 equity share) – basic	Cents 4.50	Cents 23.94	Cents 16.80

Earning per ADS -- (where 2 ADSs are equal to 1 equity share) -- diluted	Cents 4.41	Cents 23.33	Cents 16.61
See accompanying notes to consolidated financials statements

REDIFF.COM INDIA LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY For each of the years ended March 31, 2006, 2007 and 2008
	Equity Shares (See Note 8)
	Number of Shares	Amount US$	Additional Paid in Capital US$	Accumulated other Comprehensive Loss US$	Deferred Compensation Expense US$	Accumulated Deficit US$	Total US$
Balance, as of April 1, 2005	12,880,050	1,543,938	77,270,439	(3,195,953)	(262)	(55,821,659)	19,796,503
Amortization of compensation related to stock option grants	--	--	--	--	262	--	262
Issue of shares and options	1,659,550	182,380	44,963,202	--	--	--	45,145,582
Net income	--	--	--	--	--	1,212,857	1,212,857
Other comprehensive income translation adjustment	--	--	--	715,072	--	--	715,072
Balance, as of March 31, 2006	14,539,600	1,726,318	122,233,641	(2,480,881)	--	(54,608,802)	66,870,276
Amortization of compensation related to stock option grants	--	--	--	--	--	--	--
Stock compensation	--	--	1,233,127	--	--	--	1,233,127
Stock options exercised	64,200	7,285	475,630	--	--	--	482,915

Net income	--	--	--	--	--	6,962,528	6,962,528
Other comprehensive income translation adjustment	--	--	--	1,673,904	--	--	1,673,904
Balance, as of March 31, 2007	14,603,800	1,733,604	123,942,398	(806,979)	--	(47,646,274)	77,222,749
Amortization of compensation related to stock option grants	-	-	-	-	-		-
Stock compensation	-	-	1,876,008	-	-		1,876,008
Stock options exercised	12,000	1,501	31,350	-	-		32,851

Net income	-	-	-	-	-	4,908,232	4,908,232
Other comprehensive income translation adjustment	-	-	-	6,110,631	-		6,110,631
Balance, as of March 31, 2008	14,615,800	1,735,105	125,849,756	5,303,652	-	(42,738,042)	90,150,471

REDIFF.COM INDIA LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS For each of the years ended March 31, 2006, 2007 and 2008
	Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Cash flows from operating activities	1,212,857	6,962,528	4,908,232
Net income
Adjustments relating to continuing operations to reconcile net (loss)/ profit to net cash (used in) / generated from continuing operations:
Depreciation and amortization	1,514,471	3,105,878	5,902,705
Provision for doubtful debts	401,818	930,910	842,839
Loss / (gain) on sale of investments	-	113,556	-1,950,720
Loss / (gain) on sale of property, plant and equipment	25,125	17,096	-331
Stock based compensation expenses	262	1,233,127	1,876,008
Changes in assets and liabilities:
Trade accounts receivable (gross)	-2,684,819	-6,225,855	-2,208,394
Prepaid expenses and other current assets	191,196	32,092	-1,904,957
Accounts payable and accrued liabilities	824,440	1,904,774	2,034,172
Customer advances and unearned revenues	534,891	125,211	395,284
Recoverable income taxes	-237,805	-1,317,874	-2,444,532
Other assets	-117,053	-336,652	265,588
Net cash generated from continuing operations	1,663,403	6,544,790	7,715,894
Net cash generated from discontinued operations	13,737	-	-
Net cash generated from operating activities	1,677,140	6,544,790	7,715,894

Cash flows from investing activities
Payments to acquire property, plant and equipment	-4,618,379	-7,801,821	-10,332,440
Purchase of investments	-	-581,054	-
Cash received from sale of investments	-	113,656	1,950,720
Proceeds from sales of property, plant and equipment	33,645	20,276	8,735
Net cash used in investing activities	-4,584,737	-8,248,943	-8,372,985

Cash flows from financing activities
Net proceeds from issue of equity shares and exercise of stock options	45,145,582	482,915	32,851
Net cash provided by financing activities	45,145,582	482,915	32,851
Effect of exchange rate changes on cash	786,291	1,673,903	6,110,630
Net increase in cash and cash equivalents	43,024,279	452,665	5,486,390
Cash and cash equivalents at the beginning of the year	10,069,356	53,093,635	53,546,300
Cash and cash equivalents at the end of the year	53,093,635	53,546,300	59,032,690
Supplemental disclosure of cash flow information:
Income taxes paid	30,053	50,405	1,551,462

 REDIFF.COM INDIA LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business

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

(a)    Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly – owned subsidiaries RHI, India Abroad, Rediff.com, Inc. and ValuCom, in which a controlling interest is maintained and which have been consolidated from their respective dates of acquisition. There are no Variable Interest Entities to be consolidated in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, FIN 46(R). All significant inter-company accounts and transactions are eliminated on consolidation.

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

(d)    Revenue recognition

India Online business

India Online business includes revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships. Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using e-mail and other subscriber services. Wireless short messaging services include revenues derived from providing value added short messaging services and other related products to mobile phone users.

Advertisement and sponsorship income is derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided and, income earned from sending targeted emails to Rediffmail subscribers.

Revenue from advertisement and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of e-mail messages to its users on behalf of advertisers and such revenues are recognized ratably over the contracted period.

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

Wireless short messaging services (SMS) revenues are derived from providing value added short messaging services (SMS) such as e-mail and other related products to mobile phone users. The Company contracts with third-party mobile phone operators for sharing revenues from these services. SMS based revenues are recognized when the service is performed.

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

(e)    Costs and expenses

Costs and expenses have been classified according to their primary functions within the enterprise in the following categories:

Cost of revenues

Cost of revenues primarily include cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad and India in New York newspapers and Fee Based services related costs. During the fiscal year ended March 31, 2007 and 2008, the Company wrote back certain old accruals, which were no longer payable and which were earlier charged to costs of revenues amounting to US$66,296 and US$168,514 respectively.

Sales and marketing

Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. During the fiscal year ended March 31, 2006, 2007 and 2008, the Company wrote back certain old accounts payable and accruals amounting to US$54,000, US$39,306 and US$312,309, respectively, which were no longer payable and which were earlier charged to sales and marketing expenses.

Product development

Product development costs primarily include internet communication costs, software usage fees, software development expenses and compensation to product development personnel. Product development expenses include bandwidth costs of US$1,115,023, US$1,686,600 and US$2,791,919 for the years ended March 31, 2006, 2007 and 2008, respectively.

During the fiscal year ended March 31, 2006, 2007 and 2008, the Company wrote back certain old accounts payable amounting to US$25,000, US$21,364 and US$8,387 respectively, which were no longer payable and which were earlier charged to product development expenses.

General and administrative

These costs primarily include employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, depreciation, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, valuation allowances, stock based compensation costs and other general expenses.

During the fiscal years ended March 31, 2006, 2007 2008, the Company wrote back certain old accruals amounting to US$30,000, US$446,367 and US$360,448 respectively, which were no longer payable and which were earlier charged to general and administrative costs.

(f)    Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less to be cash equivalents Cash and cash equivalents consist of cash on hand and cash on deposit with banks.

Cash and cash equivalents include short term bank deposits at March 31, 2007 and 2008, of US$51,020,141 and US$53,312,182, respectively, which have a remaining maturity of less than one year, but which are redeemable without penalty on demand.

(g)    Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

Furniture and fixtures	10 years
Computer equipment and software	3 years
Office equipment	3 to 10 years
Vehicles	8 years
Leasehold improvements	6 years
Website development costs	3 years

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

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.

The Company evaluates each tax positions to determine if it is more likely than not that a tax position is sustainable, based on its technical merits. If a tax position does not meet the more likely than not standard, a liability is recorded. Additionally, for a position that is determined to, more likely than not, be sustainable, the Company measure the benefit at the highest cumulative probability of being realized and establish a liability for the remaining portion. A material change in the tax liabilities could have an impact on the results of the Company.

The Company recognizes potential interest and penalties related to unrecognized tax benefits in income tax expense.

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

(o)    Stock based compensation

The Company has adopted the provisions of Statement of Financial Accounting Standard No. 123(R) Share-Based Payment (“SFAS 123R”) with effect from 1st April, 2006. Accordingly, the fair value method is used to account for   the compensation cost of stock options awards granted to officers, employees , retainers in full time service of the Company and non-employee directors for their services as directors. Until March 31, 2006, the Company used the intrinsic value method specified under Accounting Principles Board Opinion No. 25 Stock Issued to Employees to account for the compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company and non-employee directors for their services as directors and the fair value method specified in SFAS 123R to account for the compensation cost of stock options and awards granted to associates of the Company. Had compensation cost for the Company's stock based compensation plan been determined in a manner consistent with the fair value approach the Company's net income and basic and diluted (loss) in 2006 earnings per share as reported would have been revised to the pro forma amounts indicated below:

		2006
		US$
Net income as reported		1,212,857
Add:	Stock compensation expenses included in reported net income	262
Less:	Total stock-based employee compensation expense determined under fair value based method for all awards	(979,155)
Adjusted pro forma		233,964
Earnings per share – As reported
Basic		Cents 8.99
Diluted		Cents 8.81
Adjusted pro forma
Basic		Cents 1.73
Diluted		Cents 1.70

The adoption of SFAS 123(R) has resulted in recognition of US$1,233,127 and US $1,876,008 as stock-based compensation cost for the fiscal year ended March 31, 2007 and 2008 respectively. The impact on the consolidated financial statements of the Company for the fiscal year ended March 31, 2007 and 2008 due to adoption of the standard is given below:

	Year ended March 31,
	2007	2008
	US$	US$
Income before income tax	(1,233,127)	(1,876,008)

Net income	(1,233,127)	(1,876,008)
Earnings per equity share in cents—basic	(8.48)	(12.84)
Earnings per equity share in cents—diluted	(8.26)	(12.70)
Earnings per ADS in cents—basic	(16.96)	(25.68)
Earnings per ADS in cents—diluted	(16.53)	(25.40)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2006	2007	2008
Dividend yield	0%	0%	0%
Expected life	1-4 Years	4-5 Years	3-5 years
Risk free interest rates	4.23%	4.43-4.56%	3.73%-3.97%
Volatility	104%	91.68-97.63%	56.51%-69.42%

See Note 14 - "Stock based compensation" for other disclosures.

(p) Allowances for doubtful accounts receivable and other recoverables

Allowances are established for doubtful accounts receivable and for other recoverables for estimated losses resulting from the inability of customers to make contractually agreed payments. All receivables which are outstanding for 180 days or more and not confirmed by customers are provided for. Allowances are also set up for a specific account receivable or other recoverable if the facts and circumstances indicate that such account receivable or other recoverable is unlikely to be collected.

(q) Classification

Certain prior years' balances have been reclassified to conform to the current year's presentation. These have no effect on previously reported results of operations or shareholders' equity.

3.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprise of:

	As of March 31,
	2007	2008
	US$	US$
Prepaid expenses	633,478	1,740,897
Vendor advances	201,913	130,429
Rent deposits	328,001	654,229
Other advances and deposits	96,207	621,527
Loans to employees	86,062	130,568
Accrued interest	287,927	260,895
	1,633,588	3,538,545

4.	Property, Plant and Equipment

Property, plant and equipment comprise of:

	As of March 31,
	2007	2008
	US$	US$
Furniture and fixtures	480,443	523,228
Computer equipment and software	17,103,372	25,987,850
Office equipment	354,500	438,361
Vehicles	305,538	398,892
Leasehold improvements	420,452	479,244
Website development costs	1,304,536	2,253,961
Capital work in progress	1,930,655	2,745,909
Property, plant and equipment, cost	21,899,496	32,827,445
Accumulated depreciation and amortization	(11,936,467)	(18,443,085)
Property, plant and equipment, net	9,963,029	14,384,360

The depreciation and amortization charge for the years ended March 31, 2006, 2007 and 2008 was US$1,514,471, US$3,105,878 and US$5,902,705, respectively.

5.	Goodwill

The Company's goodwill amounts as of March 31, 2007 and 2008 arise from its acquisition of India Abroad. The goodwill related to India Abroad has been allocated to the U.S. Publishing reporting unit which is also the reporting segment. The Company's business in India has been treated as a single reporting unit, and since none of the components in India benefited from the synergies from acquisitions in the United States, no goodwill was allocated to this reporting unit. The segment realignment did not effect the determination of reporting units or the allocation of goodwill. The Company has tested each reporting unit for impairment of goodwill annually, or earlier upon the occurrence of a triggering event.

India Abroad

In the fourth quarter of fiscal years  2006, 2007 and 2008  the Company performed its annual impairment test for goodwill of India Abroad. Management determined the fair value of the business using the discounted cash flow method in all years and established that the fair value of the reporting unit exceeded its carrying value indicating that goodwill was not further impaired.

6.	Other Assets

Other assets comprise of rental deposits which at the balance sheet date are due after more than one year and the non current portion of loans to employees. Other assets also include an amount of US$67,955 representing a recoverable from the insurance carrier of the Company's D&O policy.

7.	Related Party Transactions

The Company’s principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

Five of the Company’s largest shareholders beneficially hold approximately 59.9% of the Company’s equity share capital in aggregate. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Included in the determination of net income are the following significant transactions with related parties:

	Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Advertising and mobile revenues	43,299	31,281	--
Product development expenses (including amount capitalized)		385,667	310,094

    Balances with related parties include:
	As of March 31,
	2007	2008
	US$	US$
Receivable for advertising income	5,129	5,853
Payable for product development expenses	--	39,146
Loans to officers	172,020	231,336

The Company grants unsecured loans to employees for acquiring assets such as housing property and vehicles and also for other personal purposes. These are recovered from the employees’ salaries. The rate at which the loans are made  is  2% per annum.

The required repayments of loans by employees are as follows:

Years ended March 31,	US$
2009	120,968
2010 2011 and thereafter	73,673 36,695
Total payments	231,336

8.	Shareholders' Equity

During the fiscal year ended March 31, 2007, the Company also issued 128,400 ADSs representing 64,200 equity shares on account of the exercise of stock options pertaining to the 2002 and 2004 Stock Option plans at various grant prices, the aggregate proceeds of which were US$482,915.

During the fiscal year ended March 31, 2008, the Company also issued 12,000 equity shares on account of the exercise of stock options pertaining to the 1999 ASOP plan at various grant prices, the aggregate proceeds of which were US$32,851.

9.	Retirement Benefits

Gratuity

The Company provides for gratuity on an actuarial valuation It has an unfunded defined benefit retirement plan covering eligible employees in India. This plan provides for a lump-sum payment to be made to vested employees at retirement, death or termination of employment in an amount equivalent to 15 days basic salary, payable for each completed year of service. These gratuity benefits vest upon an employee’s completion of five years of service.

The following tables set out the status of the gratuity plans and the amounts recognized in the Company’s financial statements for the fiscal years ended March 31, 2006, 2007 and 2008. The measurement date used is March 31 of the relevant fiscal year.

	Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year……	96,524	105,679	198,777
Actuarial loss	5,618	81,386	12,708
Service cost	21,479	21,769	53,468
Interest cost	7,210	7,950	20,639
Benefits paid	(22,942)	(23,997)	(17,504)
Effect of exchange rate changes	(2,210)	5,990	18,436
Benefit obligation at the end of the year	105,679	198,777	286,524
Unrecognized net actuarial loss	2,976	-	-
Accrued liability	108,655	198,777	286,524

Net gratuity cost for the years ended March 31, 2006, 2007 and 2008 comprise of the following:

	Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Service cost	21,479	21,769	53,468
Interest cost	7,210	7,950	20,639
Recognized net actuarial loss	5,618	81,386	12,708
Net gratuity cost	34,307	111,105	86,815

The assumptions used in accounting for gratuity in the years ended March 31, 2006, 2007 and 2008 were as follows:

	Years ended March 31,
	2006	2007	2008
Discount rate	8%	10%	9.25%

Rate of increase in compensation	8% for first 2 years and 5% thereafter	10% for first 5 years and 7% thereafter	10% for first 4 years and 7% thereafter

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial gain/ loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31,	US$

2009	17,088
2010	25,494
2011	33,175
2012	43,783
2013-2018	549,712

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2008.

Provident Fund

Employees based in India and the Company each contributes at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$113,222, US$166,314 and US$242,259 for the years ended March 31, 2006, 2007 and 2008, respectively.

Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave at each balance sheet date.

10.	Operating Leases

The Company leases office space, computer equipment, high-speed telephone lines and residential apartments for employees under various operating leases. Operating lease expense that has been included in the determination of the net income is as follows:

	Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Office space	443,955	505,465	759,589
Computers and equipments	36,863	36,720	18,000
Residential apartments for employees	106,079	185,315	246,889
Total operating lease expense	586,937	727,500	1,024,478

The minimum annual rental commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

As at March 31,	US$

2009	611,142
2010	376,807
2011 and after	1,929,312

11.	Income Taxes

The income tax expense consists of:

	Years ended March 31,
	2006	2007	2008
	US$	US$	US$
Current taxes — including foreign (State tax)	17,603	83,074	433,374
Deferred taxes, net of allowance	—	—	—
Net income tax expense	17,603	83,074	433,374

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2007	2008
	US$	US$
Depreciation and amortization	3,301,215	3,733,711
Net operating loss carry forwards	7,140,587	6,981,003
Bad debt allowance	892,667	1,225,763
Retirement benefits	226,847	273,766
Others	7,202	7,377
	11,568,518	12,221,620
Less: Valuation allowance	(11,568,518)	(12,221,620)
Net deferred tax asset	—	—

The Company increased the valuation allowance by US$653,102 for the fiscal year ended March 31, 2008.

The Company has provided a full valuation allowance against the deferred tax asset since it is uncertain that the asset will be recovered. The Company's net operating loss carry forwards for its Indian operations aggregating approximately US$15.1 million as of March 31, 2008 will expire between April 1, 2009 and March 31, 2014. The Company also has unabsorbed depreciation carry forwards as at March 31, 2008 aggregating to approximately US$7.8 million.

Recoverable income taxes mainly consist of tax deducted at source on income from advertising services and interest income, which the Company will claim as refund.

As of March 31, 2008, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$2.9 million, which expire in years 2021 through 2026.

As of March 31, 2008, Rediff Holdings, Inc., has net operating loss carry forwards of approximately US$5.4 milion, for federal income tax purposes, which expire in years 2020 through 2027.

Realization of the future tax benefits related to the deferred income asset is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that a full valuation allowance is required for each of the periods presented.

Effective April 1, 2007, the Company adopted the provisions of FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. The implementation of FIN 48 did not have any material impact on the financial statements.

The Company’s two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other foreign jurisdiction. In India, the assessment is not yet completed for fiscal year 1999 and onwards. The Company’s U.S. federal and state tax returns pertaining to fiscal year 2005 onwards remain open subject to examination in accordance with the statute of limitation prescribed by the relevant authorities.

12.	Segments

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

Following are the segment results and segment assets for the years ended March 31, 2006, 2007 and 2008.

2006	2007	2008
	India Online Business	U.S. Publishing Business	Total	India Online Business	U.S. Publishing Business	Total	India Online Business	U.S. Publishing Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	8,502,520	5,931,028	14,433,548	16,176,418	7,113,880	23,290,298	17,397,492	8,012,081	25,409,573
Fee based services	3,672,407	594,725	4,267,132	4,582,808	802,419	5,385,227	6,251,871	587,759	6,839,630
	12,174,927	6,525,753	18,700,680	20,759,227	7,916,299	28,675,525	23,649,363	8,599,840	32,249,203
Inter segment revenues:
Advertising	7,029	-	7,029	246	-	246	-	-	-
Total revenues	12,181,956	6,525,753	18,707,709	20,759,473	7,916,299	28,675,771	23,649,363	8,599,840	32,249,203
Cost of revenues							-	-	-
-Third-party	1,593,894	3,445,539	5,039,434	2,357,178	3,059,138	5,416,316	2,961,442	3,038,119	5,999,561
-Inter segment	-	-	-	-	-	-	-	-	-
Total cost of revenues	1,593,894	3,445,539	5,039,434	2,357,178	3,059,138	5,416,316	2,961,442	3,038,119	5,999,561
Segment Results	10,588,062	3,080,214	13,668,276	18,402,295	4,857,161	23,259,455	20,687,921	5,561,721	26,249,642
Segment Assets	64,417,947	9,563,787	73,981,735	75,351,008	11,060,461	86,411,469	88,919,825	12,849,478	101,769,303

The following is a reconciliation of the segment results to the income from operations before income taxes of the Company for the years ended March 31, 2006, 2007 and 2008.

	2006	2007	2008
	US$	US$	US$
Segment Result	13,668,276	23,259,455	26,249,642
Inter segment expenses	7,029	246	-
Operating expenses	12,682,967	20,194,540	27,767,372
Other Income	252,181	3,981,359	6,859,336
Net income before income taxes from operations	1,230,460	7,045,602	5,341,606

The following is a reconciliation of the segment assets to the total assets as at March 31, 2007 and 2008.

	As at March 31,
	2007	2008
	US$	US$
India online business	75,351,008	88,919,825
US Publishing business	11,060,461	12,849,478
	86,411,469	101,769,303
Phone card business	81,262	80,606
Total assets	86,492,731	101,849,909

Revenues derived from customers are as follows:

	Years ended March 31,
	2006	2007	2008
	US$	US$	US$
United States	5,853,947	7,507,998	8,003,947
India	12,536,571	20,890,345	23,865,583
Rest of the world	310,162	277,182	379,673
Total revenues	18,700,680	28,675,525	32,249,203

Net property, plant and equipment by location are as follows:

	As of March 31,
	2007	2008
	US$	US$
United States and Canada	118,847	118,548
India	9,844,182	14,265,812
Total	9,963,029	14,384,360

13.	Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains the majority of its cash and cash equivalents in Indian Rupees / United States Dollar with reputed banks in India and the United States.

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

Significant clients

Only one client accounted for more than 10% of total revenues for the year ended March 31, 2007.  No single client accounted for 10 percent or more of the total revenues for the year ended March 31, 2006 and 2008.  As of March 31, 2007, one customer accounted for more than 10% of the accounts receivable balance. As of March 31, 2008, no one customer accounted for 10 percent or more of the accounts receivable balance.

14.	Stock-based compensation

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

Activity in the warrants available to be granted under the 1999 ESOP is as follows:

	Shares available to be granted as options
	Years ended March 31,

Employee Stock Option Plan 1999:	2006	2007	2008
Available to be granted, beginning of year	11,475	11,475	--
Options granted	--	--	--
Forfeited	--	11,475	--
Available to be granted, end of year	11,475	--	--

Activity in the warrants of the 1999 ESOP for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Years ended March 31,
	2006			2007			2008
	Shares arising out of options	Weighted average price		Shares arising out of options	Weighted average price		Shares arising out of options	Weighted average price
Outstanding at the beginning of the year	92,150	US$6.45	Rs. 281	46,000	US$ 9.49	Rs. 423	46,000	US$ 9.70	Rs. 423

Granted	--	--	--	--	--	--	--	--	--
Lapsed	(46,150)	US$ 10.43	Rs. 465				1,000	US$ 10.58	Rs. 423
Forfeited	--	--	--	--	--	--		--	--
Outstanding at the end of the year	46,000	US$ 9.49	Rs. 423	46,000	US$ 9.70	Rs. 423	45,000	US$ 10.58	Rs. 423

Activity in the options available to be granted under the 1999 ASOP is as follows:

	Shares available to be granted as options
	Years ended March 31,
Associate Stock Option Plan 1999:	2006	2007	2008
Available to be granted, beginning of year	103,650	103,650	Nil
Options granted	--	--	--
Forfeited	--	103,650	Nil
Available to be granted, end of year	103,650	NIL	NIL

Activity in the warrants of the 1999 ASOP for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Year ended March 31,
	2006			2007			2008
	Shares arising out of options	Weighted average price		Shares arising out of options	Weighted average price		Shares arising out of options	Weighted average price

Outstanding at the beginning of the year	35,000	US$4.67	Rs. 204	35,000	US$4.67	Rs. 204	35,000	US$4.67	Rs. 204
Granted	--	--	--	--	--	--	--	--	--
Lapsed	--	--	--	--	--	--	(17,000)	US$2.74	Rs. 109
Exercise							(12,000)	US$2.74	Rs. 109
Outstanding at the end of the year	35,000	US$4.56	Rs. 204	35,000	US$4.68	Rs. 204	6,000	US$16.48	Rs. 659

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

Activity in the warrants available to be granted under the 2002 plan is as follows:

	Shares available to be granted as options Years ended March 31,
ADS linked Employee Stock Option Plan 2002:	2006	2007	2008
Available to be granted, beginning of year	7,125	13,000	13,000
Options granted	--
Forfeited	5,875	--	--
Available to be granted, end of year	13,000	13,000	13,000

Activity in the warrants of the 2002 plan for the fiscal year ended March 31, 2006, 2007 and  2008 is as follows:
	Year s ended March 31,
	2006		2007		2008
	Shares arising out of options	Weighted average Price	Shares arising out of options	Weighted average price	Shares arising out of options	Weighted average price
Outstanding at the beginning of the year	188,025	US$5.22	87,750	US$5.26	62,625	US$4.95
Granted	--	--	--	--	--	--
Forfeited	(5,875)	US$2.28	--	--	--	--
Exercised	(94,400)	US$5.38	(25,125)	US$6.13	--	--
Outstanding at the end of the year	87,750	US$5.26	62,625	US$4.95	62,625	US$4.95

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

Activity in the warrants available to be granted under the 2004 plan is as follows:

	Shares available to be granted as options Years ended March 31,
ADS linked Employee Stock Option Plan 2004:	2006	2007	2008
Available to be granted, beginning of year	73,500	115,525	81,150
Options granted	(5,100)	(46,250)	--
Forfeited	47,125	11,875	16,812

Available to be granted, end of year	115,525	81,150	97,962

Activity in the warrants of the 2004 plan for the fiscal year ended March 31, 2006, 2007 and 2008 is as follows:

	Year s ended March 31,
	2006		2007		2008
	Shares arising out of options	Weighted average Price	Shares arising out of options	Weighted average price	Shares arising out of options	Weighted average price
Outstanding at the beginning of the year	284,500	US$ 10.84	190,565	US$ 10.74	185,865	US$ 14.04
Granted	5,100	US$ 14.68	46,250	US$ 23.13	--	--
Forfeited	(47,125)	US$ 10.78	(11,875)	US$ 13.04	(16,812)	US$ 16.23
Exercised	(51,910)	US$ 10.86	(39,075)	US$ 10.83	--	--
Outstanding at the end of the year	190,565	US$ 10.74	185,865	US$ 14.04	169,053	US$ 13.54

2006 Stock Option Plan

The 2006 Stock Option Plan (“2006 ESOP”) consists of ADR Linked Employee Stock Option Plan-2006 and Employee Stock Option Plan-2006. These plans were adopted and approved by the Compensation committee on June 20, 2006 in accordance with the approval granted by shareholders on March 31, 2006. A total of 485,000 equity shares were approved for issuance under both the plans.

Under the terms of the 2006 plans, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rates set forth in each award. Each option grant carries with it the right to purchase a specified number of the Company's equity shares / ADS's at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price for the ADR Linked Employee Stock Option Plan-2006 is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant. The exercise price for the Employee Stock Option Plan-2006 is also determined by the board (or a committee or a sub-committee of the board) and shall not be less than the face value of equity shares.

For the 2006 plans, the Company has obtained necessary approvals. In the month of June, 2007, the Company made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2006 plans.

Activity in the warrants available to be granted under the 2006 plans is as follows:

	Shares available to be granted as options Years ended March 31,

ADS linked Employee Stock Option Plan 2006:	2007	2008
Available to be granted, beginning of year	485,000	224,250
Options granted	(263,750)	(16,250)
Forfeited	3,000	19,875
Available to be granted, end of year	224,250	227,875

Activity in the warrants of the 2006 plans for the fiscal year ended March 31, 2007 and 2008 is as follows:

	2007		2008
	Shares arising out of options	Weighted average price	Shares arising out of options	Weighted average price
Outstanding at the beginning of the year	--	US$ --	260,750	US$ 15.05
Granted	263,750	US$ 14.88	16,250	US$ 31.78

Forfeited	(3,000)	US$ 0.23	(19,875)	US$ 11.05
Outstanding at the end of the year	260,750	US$ 15.05	257,125	US$ 15.75

The following table summarizes information about stock options outstanding as at March31, 2008:

	Options Outstanding
Range of Exercise Price	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average Price
US$0.25 – 2.74	361,500	5.74 years	US$ 1.89	Rs. 75.65
US$6.79 – 11.86	138,500	4.45 years	US$ 9.46	Rs. 378.24
US$12.50 – 16.00	333,100	5.93 years	US$ 12.56	Rs. 501.90
US$ 16.49 – 32.00	213,750	8.33 years	US$ 28.79	Rs. 1150.61

The following table summarizes information about stock options exercisable as at March31, 2008:

	Options Exercisable
Range of Exercise Price	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average Price
US$0.25 – 2.74	64,250	6.22 years	US$ 1.73	Rs. 69.24
US$6.79 – 11.86	32,375	3.04 years	US$ 10.66	Rs. 426.01
US$12.50 – 16.00	115,428	5.09 years	US$ 12.56	Rs. 502.18
US$ 16.49 – 32.00	52,438	7.61years	US$ 27.35	Rs. 1,093.15

15.	Earnings/ Loss per share and ADS

For the year ended March 31, 2006, 2007 and 2008, the following table sets forth the computation of basic and diluted income per share and ADS:

		Year ended March 31,
		2006	2007	2008
Numerator:
Net Income		US$1,212,857	US$6,962,528	US$4,908,232
Denominator:
Weighted average equity shares		13,487,212	14,543,360	14,606,660
Denominator for basic calculations		13,487,212	14,543,360	14,606,660
Weighted average effect of dilutive shares:
Employee Stock Options		276,778	380,907	157,024
Denominator for diluted calculations		13,763,989	14,924,267	14,772,824
Earnings per share	-basic	Cents 8.99	Cents 47.88	Cents 33.60
	– diluted	Cents 8.81	Cents 46.66	Cents 33.22
Earnings per ADS	– basic	Cents 4.50	Cents 23.94	Cents 16.80
	– diluted	Cents 4.41	Cents 23.33	Cents 16.61

16.	Commitments and contingencies

Action Relating to Access to Pornographic Material

On June 21, 2000, the Company, certain of our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that we, through our website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the charges, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages.

Under Indian law, any person who publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 (approximately US$2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 (approximately US$4,000).

Actions Relating to Copyright Violation

A complaint was filed by the IMI, a society representing various music companies in Magistrate’s Court India, against three of our directors. The complaint alleges that by providing links to MP3 sites through its directory we have been guilty of violating Section 51 of the Copyright Act 1957. The complaint alleges that the MP3 sites to which links were provided permitted downloading of music which had not been authorized to be so downloaded by copyright owners who are members of IMI. Our directors were named as parties to the lawsuit because, according to the complaint, the directors are in charge of our affairs and are hence deemed to be guilty of committing the offense. Our directors were exempted from personal appearance. Our directors filed an application for discharge of the complaint before the Magistrate. On April 24, 2008, the Court dismissed this lawsuit in our favor.

A complaint was filed by SCIL, a producer and publisher of sound recordings and audio visual songs in India, against us and our Chairman/Chief Executive Officer as well as Ram Gopal Verma Films Private Limited in the High Court of Delhi (Suit No. C.S. (O.S.) 736 of 2007). The complaint alleges violations of the Indian Copyright Law of 1957 through our placement on our website of video clips of certain songs from two Hindi films (Nishabd and Honeymoon Travels Pvt Ltd), of which SCIL claims to own sole copyrights through an assignment in the audio visual songs, sound recordings, lyrics and musical composition. The complaint seeks, among other relief, injunctive relief and damages in the amount of Rs.2.0 million (approximately US$50,000). In June 2007, we filed a written reply and submitted the following facts that: (i) these song clips were uploaded as an editorial feature due to the recent release of the two films believing these to be newsworthy, in the course of our regular activity and not for commercial purposes; (ii) the clips in question were not downloadable by our users; (iii) these clips were accompanied by editorial review as normally done for a film’s release; (iv) these were uploaded on our sites with the permission of the producer of these films or their publicists who had provided us with such clips for the intended use; and (v) the use of the these clips on our website was fair use, uploaded for its newsworthiness for promotional review and was non-commercial in nature. We have subsequently removed these clips from our website. The matter is pending before the High Court of Delhi. These actions require management time and cost. In the event that we are unsuccessful in our defense, we and our Chairman may face penalties and fines.

Actions Relating to Trademark Infringement

A complaint was filed by Cartier International against Lotus Safetywear Ltd. (“Lotus Safetywear”) and us alleging that Lotus Safetywear has used the trademark “Cartier” on products that are being sold on our Rediff Shopping website. Cartier International is seeking a permanent injunction restraining the defendants, including us, from using without license or permission the “Cartier” trademark and/or such other identical or deceptively similar marks. Cartier International is also claiming damages in the amount of Rs.2.0 million (approximately US$50,000). We have filed our response to Cartier International’s allegations and among the defenses we have raised are: (a) it is Lotus Safetywear, and not Rediff.com, that has used the “Cartier” trademark and that we have not infringed on any of Cartier International’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors such as Lotus Safetywear are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which include providing us with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the charges, if they are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages. On August 5, 2008, the Delhi High Court granted the decree restraining Lotus Safetywear and Rediff.com from using the “Cartier” trademark and further instructed Rediff.com to ensure that the Cartier advertisement does not appear on our website.

We may be subject to additional lawsuits of these natures filed in the future. We cannot predict the outcome of these lawsuits, nor can we predict the amount of time and expense that will be required to resolve these lawsuits. If these lawsuits become time consuming and expensive, or if there are unfavorable outcomes against us in any of these cases, there could be a material adverse effect on our business, financial condition and results of operations. We currently hold insurance policies for the benefit of our directors and officers (the “D&O Policy”), which provide coverage against certain claims. However, the amount of coverage may not be sufficient for our needs or the various exclusions in the D&O Policy could result in denial of coverage, in which case we would have to self-fund all or a substantial portion of our indemnification obligations.

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

17.	New Accounting Pronouncements

We adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, on April 1, 2007. FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 addresses the manner in which tax positions, either permanent or temporary, should be reflected in the financial statements.

 In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company’s management is currently evaluating the impact on the adoption of SFAS No. 160 will have on the Company’s financial reporting and disclosures.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years We have evaluated the impact of this pronouncement and believe that this does not have a material effect on our financial position, cash flows or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. We have evaluated the impact of this pronouncement and believe that this does not have a material effect on our financial reporting and disclosures.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”). This Statement replaces SFAS No. 141, Business Combinations. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new Statement prospectively to business combinations consummated in fiscal years beginning after December 15, 2008.  Early adoption is prohibited.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. We will be required to adopt this new Statement prospectively, for fiscal years beginning after November 15, 2008. We are currently evaluating the requirements of SFAS No. 161 and have not yet determined the impact this Statement may have on our consolidated financial statements.

Schedule of Valuation and Qualifying Accounts

Allowance for trade accounts receivables

Description	Balance at Beginning of Period	Charged to cost as expenses	Write offs	Effect of exchange rate changes	Balance at end of period
	US$	US$	US$	US$	US$
Fiscal 2008	2,697,334	848,111	-	-5,272	3,540,173
Fiscal 2007	1,766,424	948,934	-	-18,024	2,697,334
Fiscal 2006	1,434,910	401,818	-45,018	-25,286	1,766,424

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED By: /s/ Ajit Balakrishnan Name: Ajit Balakrishnan Title: Chairman and Managing Director (Principal Executive Officer)

Place:          Mumbai
Date:           September 26, 2008

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED By: /s/ Joy Basu Name: Joy Basu Title: Chief Financial Officer (Principal Financial Officer)

Place:          Mumbai
Date:           September 26, 2008