Form 20-F
period 2009-03-31
REDIFF COM INDIA LTD
filed 2009-09-21
CIK 1103783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Mumbai — 400016, India
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
Yes ☐     No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☑     No ☐
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

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

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2007, 2008 and 2009 and the related three-year period ended March 31, 2009. Also see “Business — Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Item 9.	The Offer and Listing

See “Trading Market”.

Item 10.	Additional Information

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions and Divestments — Value Communications Corporation”, “Exchange Controls”, “Restriction on Foreign Ownership of Indian Securities”, “Taxation” and “Additional Information”.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risks”.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Additional Information — Memorandum and Articles of Association”.

Item 15.	Controls and Procedures

See “Controls and Procedures”.

Item 16A.	Audit Committee Financial Expert

See “Management”.

Item 16B.	Code of Ethics

See “Management”.

Item 16C.	Principal Accountant Fees and Services

See “Principal Accountant Fees and Services”.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

See “Management — NASDAQ Corporate Governance Requirements.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2007, 2008 and 2009 and the related three-year period ended March 31, 2009.

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
     Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on rates published by The Reserve Bank of India:, which as at the close of March 31, 2009 was Rs. 50.95 to US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have also been performed using rates published by the Reserve Bank of India

FORWARD-LOOKING STATEMENTS
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
     These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These include, but not limited to, risks or uncertainties associated with our expectations with respect to our ability to successfully implement our strategy, our ability to successfully integrate the businesses we have acquired with our business, demand for e-commerce and changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.
     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, general economic and political conditions in India and the United States, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices, the level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), from time to time. We undertake no obligation to update or revise forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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
     The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on rates published by the Reserve Bank of India:

Fiscal Year Ended March 31,	Period End	Average(1)(2)	High	Low
		(Rs.)
2005	43.75	44.98	46.46	43.36
2006	44.61	44.30	46.33	43.30
2007	43.59	45.22	46.95	43.14
2008	39.97	40.13	43.15	39.27
2009	50.95	46.46	52.06	39.89

Notes:

(1)	The average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	The column titled “Average” represents the average of the closing rate as at the last day of each month during the period.
     The following table sets forth the high and low exchange rates for the previous six months and are based on daily closing rates published by the Reserve Bank of India:

Month	High	Low
	(Rs.)

March 2009	52.06	50.14
April 2009	50.53	49.49
May 2009	49.83	47.19
June 2009	48.91	46.84
July 2009	49.40	47.79
August 2009	48.98	47.54
On August 31, 2009, the closing exchange rate in India was Rs. 48.88 to US$ 1.00

SELECTED CONSOLIDATED FINANCIAL DATA
     Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2008 and 2009, and the selected statement of operations data for the fiscal years ended March 31 2007, 2008 and 2009 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm. The selected balance sheet data set forth below as of March 31, 2005, 2006 and 2007 and the selected statement of operations data for the fiscal years ended March 31, 2005 and 2006 is derived from U.S. GAAP financial statements which are not included in this annual report.*

	Fiscal Years Ended March 31,
	2005		2006		2007		2008		2009
	(in US$ thousands, except per share data)

Statement of Operations data:
Revenues		12,627		18,701		28,676		32,249		25,429
Cost of revenues		5,113		5,039		5,416		6,000		6,306
Operating expenses		9,227		12,683		20,061		28,368		34,658
(Loss)/ Income from continuing operations		(1,220)		1,213		6,963		4,908		(11,258)
(Loss)/ Income from discontinued operations		(208)		—		—		—		—
Net (loss)/ income		(1,428)		1,213		6,963		4,908		(11,258)
(Loss)/ Earnings per Equity Share
(from continuing operations) — basic	US$	(0.10)	US$	0.09	US$	0.48	US$	0.34	US$	(0.77)
(from discontinued operations) — basic	US$	(0.01)		—		—		—		—
(Loss)/ Earnings per Equity Share — basic	US$	(0.11)	US$	0.09	US$	0.48	US$	0.34	US$	(0.77)
(Loss)/ Earnings per Equity Share
(from continuing operations) — diluted	US$	(0.10)	US$	0.09	US$	0.47	US$	0.33	US$	(0.77)
(from discontinued operations) — diluted	US$	(0.01)		—		—		—		—
(Loss) Earnings per Equity Share — diluted	US$	(0.11)	US$	0.09	US$	0.47	US$	0.33	US$	(0.77)
Weighted average number of equity shares
- Basic		12,850		13,487		14,543		14,607		14,615
- Diluted		12,850		13,764		14,924		14,772		14,615

	As of March 31,
	2005	2006	2007	2008	2009
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	10,069	53,094	53,546	59,033	45,521
Current assets	15,323	60,652	65,851	74,208	54,345
Current liabilities	5,878	7,239	8,933	10,998	7,289
Total assets	25,690	74,110	86,493	101,850	71,973
Total shareholders’ equity	19,797	66,870	77,223	90,150	64,007

*	The selected financial data set forth above should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those statements included elsewhere in this annual report.

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
Risks Related to our Business
We face significant competition for users, advertisers, publishers and distributors, principally from Google, Yahoo and MSN but also from other smaller competitors
     We face significant competition from Google, Yahoo and MSN, which each offer an integrated variety of internet products, advertising services, technologies, online services and content in a manner similar to us.
     These large competitors offer products and services that directly compete with our offerings, including consumer e-mail, search, instant messaging, photos, maps, video sharing, content channels, mobile applications, and shopping services.
     We also compete with traditional media companies to attract advertising revenues, both domestically and internationally. Currently many advertisers direct a portion of their advertising budgets to internet advertising. In response, traditional media companies are increasingly expanding their content offerings onto the Web and thus are now competing for both offline and online revenues. We also compete with a variety of other providers of online services, including social media and networking sites like Facebook and Orkut for users, advertisers and developers.
     Some of our existing competitors and possible additional entrants may have greater brand recognition for certain products and services, more expertise in a particular segment of the market, and greater operational, strategic, technological, financial, personnel, or other resources than we do. In addition, Google, Yahoo and MSN have access to considerable financial and technical resources with which to compete aggressively, including by funding future growth and expansion and investing in acquisitions and research and development.
     We are also subject to competition from companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to our customers or potential customers. There has also been a trend toward industry consolidation so our smaller competitors today may become part of larger competitors in the future.
     If our competitors are more successful than we are in developing compelling products or attracting and retaining users, advertisers, publishers, developers, or distributors, our revenues and growth rates could decline. In addition, new competitors may enter the market.
     Competition for visitors, customers, subscribers, advertisers and shopping partners is intense and is expected to increase significantly in the future because there are no substantial barriers to entry in our market. Furthermore, it is difficult to predict which online advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues. Intense competition in our businesses could have a material adverse affect on our results of operation, including our ability to achieve and sustain profitability.

The ongoing global slowdown, especially in India and the United States, could continue to negatively impact revenues from some of our key customer segments
     We are dependent on the health of the Indian and the U.S. economies. A continued slowdown in the United States and Indian economies or an overall reduction in consumer and business spending could have a material adverse impact on our business and our prospects.
     A significant portion of our Indian advertising revenues include revenues from consumer financial services and from other Internet companies, including those engaged in the business of jobs, travel, matrimonial, real estate and online shopping. Some of these companies are startups without proven long-term business models and are dependent on external funding for future growth. These segments have been particularly adversely affected by the current global economic slowdown and this has resulted in lower online advertising revenues in the recent past. There is no assurance that these and other segments will recover from the impact of the recession, succeed in raising financial resources and increase online advertising spends.
     Further, a continuing or future slowdown in the Indian and U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.
     Our publication business in the United States and Canada faces competition
     Our publication business in the United States and Canada faces competition from not only Internet-based publications but also from other publications targeted at Indian-Americans and from television channels featuring Indian news and programming. In addition, competition for paying subscribers for our India Abroad newspaper, which is subscription-based, is intense due to the presence of other paid newspapers such as News India Times, Indian Express and India West. Further, our publications also face competition from free newspapers and from electronic media, such as television and online publications and services. If our U.S. and Canadian publishing businesses are unable to successfully compete, our results of operation could be materially adversely affected.
     We may be required to record a significant charge to earnings if our goodwill, long lived assets, or investments in equity interests become impaired
     We are required under generally accepted accounting principles to test goodwill for impairment at least annually and to review our long lived assets and investments in equity interests for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and amortizable intangible assets include significant adverse changes in the business climate and declines in the financial condition of our business. Factors that could lead to impairment of investments in equity interests include a prolonged period of decline in the operating performance of, or adverse changes in the business outlook of the company in which we invested. With the advent of online news sites, print publications in the United States have started facing pressures on revenue and could face prospects of a substantial diminution of their asset values. Our online businesses in India and the United States too have been facing pressures on account of the economic slowdown and increasing competition for online revenues. We have recorded and may be required in the future to record additional significant charges to earnings if a portion of our goodwill, amortizable intangible assets, or investments in equity interests becomes impaired. Any such charge would adversely impact our results of operations.
We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability
     We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2009, we had an accumulated deficit of approximately US$54.00 million. We incurred a net loss of US$11.26 million for the fiscal year ending March 31, 2009. We may in the future incur additional net losses and negative operating cash flows.

     In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment. We also expect to continue to invest in marketing initiatives to increase the awareness of our brand to both users and advertisers. We expect to increase our operating expenses from current levels by an average of about $1.0 to 1.5 million per quarter over the next two to three quarters, although such amounts and the timing of the expenditure may vary depending on our needs.
     We have incurred and in the future may incur expenses in connection with acquisitions and investments. Accordingly, we will need to generate significant additional revenues in order to become profitable. We may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will achieve profitability or that we will not incur operating losses in the future. If we are unable to achieve profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of your investment would likely decline.
     Our revenues could be adversely affected if we are unable to successfully adapt to new forms of pricing for the services and products we offer
     Increased competition or the actions of our existing competitors may result in:
•	loss of visitors and decreased website traffic;

•	loss of paid subscribers;

•	loss of advertisers;

•	reduced operating margins;

•	loss of market share; and

•	diminished value in our services.
     Any one of these factors could materially and adversely affect our business, financial condition and operating results. For additional information regarding our competition, please see “Business — Competition” in this annual report.
     Increasing consumer resistance to online advertising may result in loss of revenues
     There is a growing consumer resistance to intrusive advertising online. In our desire for improved user experience we have recently reduced the number of advertisements served on our site and in particular eliminated all advertising from our home page. As a consequence of this we are likely to experience, at least in the short—term, a decline in our advertising revenues but are hopeful that a better user experience will lead to a higher number of users over time. We can however give no assurances that this will happen. If we are unable to compensate for the loss of advertising revenues from such restriction with incremental revenues due to increased user traffic, our results of operations could be materially adversely impacted.
Our quarterly operating results may fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause the price of our ADSs to decline
     Our quarterly results have fluctuated significantly in the past and may continue to fluctuate significantly in the future based on a variety of factors. These factors could affect our long-term performance. Some of these factors include:

•	increased competition;

•	continuing slowdown in the Indian and global economies

•	lower than expected revenues from one or more of our customers;

•	changes in prices for our product and service offerings;

•	increases in personnel, marketing and other operating expenses;

•	our ability to attract new users and to retain existing users at reasonable costs;

•	our ability to adequately maintain, upgrade and develop our website, our computer network and the systems that we use to process customer orders and payments;

•	the timing of our expansion plans in India and other geographic markets;

•	seasonality in retail sales;

•	technical difficulties, system or website downtime or Internet service disruptions; and

•	entry into new businesses or development of new products or services requiring substantial investments.
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
The loss of one or more significant advertisers could adversely affect our revenues
     We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2009, our top ten advertisers in India accounted for approximately 34% of our India Online Advertising revenues. For the same period, for our US Publishing business, our top ten advertisers contributed approximately 20% of total US Publishing revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.
Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering of our systems
     Our online businesses rely heavily on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure, such as telephone lines leased from service providers. The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation, and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include:

•	system failures and outages caused by fire, floods, earthquakes, tsunamis, power loss, telecommunications failures and similar events;

•	software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems;

•	security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information; and

•	terrorist acts
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
We may lose a significant portion of our assets if banks in India collapse following the ongoing financial crisis affecting the United States and elsewhere
     A significant portion of our assets is held in the form of cash and cash equivalents. We maintain a majority of such cash and cash equivalents in Indian Rupees with banks in India. In case one or more of these banks collapses due to the current financial crisis, we may lose a substantial portion of our cash and cash equivalents. This could have a material adverse effect on our business, results of operations and financial condition.
We may not benefit from our acquisitions and investments and our acquired businesses could increase our net losses
     We have made several strategic acquisitions and investments in order to penetrate new markets, generate additional revenue streams and provide value-added services to our users. We may, if opportunities arise, acquire or invest in developing products, technologies or companies in the future. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Lack of success in our acquisition and investment strategy could result in significant write-offs relating to such acquisitions and investments. Such transactions are accompanied by a number of risks, including:
•	the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;

•	the difficulty of assimilating the operations, third-party relationships and personnel of the acquired companies with our operations;

•	the potential disruption to our ongoing business and distraction of management during the acquisition and integration process;

•	the difficulty of incorporating acquired technology, software or content into our products, and unanticipated expenses related to such integration;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential unknown liabilities associated with acquired businesses;

•	the failure to develop successfully new products or technologies;

•	the failure to popularize such products or technologies and/or derive expected revenues therefrom;

•	unfavorable changes in business environment and government regulations;

•	unfavorable changes in accounting rules and guidelines relating to our acquisitions; and

•	the failure of companies in which we invest to raise sufficient capital to maintain their business.
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
We are dependent on our agreements with mobile service providers for service delivery and fee collection
     Our mobile value added services, depend mainly on the cooperation of a large number of private and government mobile phone operators who have the necessary licenses to provide mobile services to consumers across various states/cities in India. We rely on all of these mobile phone operators to provide network and gateways for our mobile value added service. We also utilize their billing systems to collect service fees from customers. Certain of these mobile phone operators also provide services to their customers (such as the downloading of ringtones), which compete with the mobile services we offer. This may make them less eager to cooperate with us. If any or all of these mobile service providers encounter technical problems, or if they refuse to cooperate with us or reduce fees payable to us, our ability to provide mobile services may cease or be severely disrupted, which may have a significant and adverse impact on our future operating results.

We rely on increased sales of, and high renewal rates for, our subscription and fee based products and services
     Growth in our India Online revenues will depend on the increase in users of our fee-based Internet services, including paid e-mail services, other subscription services and mobile value added service in India. If not enough users adopt and use our fee-based Internet services, our India Online revenue may not increase.
We depend on mobile operators to reach out to their customers
     We have arrangements with most Indian mobile operators which allow the customers of such mobile operators to download ringtones, wallpapers and other products from our servers. These customers can also access information relating to news, business and other information from us by using short messaging services. Some operators permit us to selectively send SMS messages advertising our mobile products to a section of their customer base. Last year the Telecom Regulatory Authority of India (“TRAI”) framed rules to prevent unsolicited commercial communications to mobile phone users who sign up for a “Do Not Disturb” registry. More recently TRAI has directed operators to get written consent from users for activating value-added services (VAS) such as call ring back tone and hello tunes on their mobile phones. These and any other regulatory actions may have a material adverse impact on our future mobile VAS revenues.
Potential liability for information we publish may require us to defend against legal claims, which may cause significant operational expenditures
     We may be subject to claims for defamation, libel, copyright or trademark infringement or other legal actions relating to the information we publish. These types of claims have been brought, sometimes successfully, against news and opinion publishing businesses in the past. Our insurance coverage may not adequately protect us against these claims. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, liability claims, whether or not successful, could seriously damage our reputation and business.
     For information regarding pending litigation filed against us, please see “Business — Legal Proceedings” in this annual report.
We may be liable to third parties for information uploaded on or retrieved from our website
     We could be exposed to liability for content that may be accessible through our website or content and materials that we develop or that our users may upload or post in our social networking sites, message boards, chat rooms, blogs or other interactive services. For example, we are a party to a criminal writ petition filed in the High Court of Mumbai, India, which alleged that we, through our website, www.rediff.com, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material.
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
     It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. Please see the section entitled “Business — Legal Proceedings” in this annual report for more information on the litigation described above.

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
     For information regarding pending litigation filed against us, please see “Business — Legal Proceedings” in this annual report.
We may be liable to third parties for the products they purchase online
     Consumers may sue us if any of the products or services that are offered on our website’s marketplace are defective, fail to perform properly or injure the user. Although our agreements with manufacturers and distributors whose products are displayed on our website’s marketplace typically contain provisions intended to limit our exposure to such liability claims, these provisions may not be sufficient to limit all of our liability from such claims. Product warranties are the responsibility of those who sell products on our website’s marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase. Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay significant damages. Allegations of impropriety, even if unfounded, or poor service provided by manufacturers and distributors on our website’s marketplace, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.
     For information regarding pending litigation filed against us, please see “Business — Legal Proceedings” in this annual report.
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

Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers
     We collect personal data from our user base in order to understand better our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or e-mail address, with third-party databases to generate comprehensive demographic profiles for individual users. However, if we are unable to construct demographic profiles for Internet users because users refuse to give consent, we will be less attractive to advertisers and our business may suffer.
Indian and/or overseas regulators and other telecommunications operators may challenge our ability to offer a PC-to-PC voice facility as one of the features of our Rediff BOL instant messenger service
     Our Rediff BOL instant messenger service includes a feature that allows users to talk to each other using their PCs. Although the voice data of our users is transmitted through the Internet using voice-over-Internet-protocol technology and does not, at any point, pass through regulated public switched telephone networks, it is possible that Indian and/or overseas telecommunications regulators, operators or trade associations may seek to impose restrictions on our ability to offer this facility. If any such restrictions are imposed, we may be required to discontinue this feature of Rediff BOL. Further, we may be required to devote time and management attention, and incur expenses, addressing any such restrictions or responding to claims from third parties.
We may not be able to manage our operations effectively if we grow, which could harm our business
     We anticipate expansion of our business in India as we address growth in our customer base and market opportunities. In order to manage the expected growth of our operations and personnel, we will be required to improve existing and implement new operational and financial systems, procedures and controls, and to expand, train and manage our employee base. Further, our management will be required to maintain and expand our relationships with various other partners, mobile phone operators, Internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations or that such relationships will be maintained or developed.
Currency exchange rate fluctuations may adversely impact our operating results and financial condition
     The exchange rate between the Indian Rupee and the U.S. dollar has fluctuated substantially both historically and in recent years, and could continue to fluctuate substantially in the future. During the fiscal year ended March 31, 2009, the Indian Rupee depreciated by approximately 27% as the U.S. Dollar/Indian Rupee exchange rate as published rate by the Reserve Bank of India changed from US$1.00 = Rs. 39.97 as at the close of March 31, 2008 to US$1.00 = Rs. 50.95 as at the close of March 31, 2009. Our Indian revenues are translated into US Dollars for reporting purposes at average annual U.S. Dollar/Indian Rupee exchange rates which are computed by us based on daily closing rates published by the Reserve Bank of India. During fiscal 2009, as compared to fiscal 2008, on an average annual basis, the Indian Rupee depreciated vis-a vis the US Dollar by approximately 13% and this depreciation adversely affected our reported revenues in US Dollars. As at the close of August 31, 2009, the U.S. Dollar/ Indian Rupee exchange rate as published rate by the Reserve Bank of India was US$1.00 = Rs. 48.48 representing an appreciation of 4% against the exchange rate as at the close of March 31, 2009.
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

If we are unable to develop new services or enhance existing services in anticipation of our users’ needs, our business could suffer
     Our success is dependent, in part, on our ability to anticipate customers’ needs in advance and develop new services or enhance the existing services to fulfill those needs, on a cost-effective and timely basis. The development and implementation of such services entail significant technical and business risks. There can be no assurance that we will successfully implement new services. New technologies are giving rise to new business opportunities, such as in local search and social networking. We believe that much of our future growth will depend on our ability to seize upon these opportunities and successfully launch new products and services. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, our business and our future financial performance could be materially adversely affected.
A small group of our existing shareholders control our Company and may have interests which conflict with those of our other shareholders or owners of our ADSs
     As of March 31, 2009, our five largest shareholders beneficially owned an aggregate of approximately 59.9% of our Equity Shares.
     As a result, such shareholders acting collectively are able to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. In case of a special resolution, approval of three-fourths of the shareholders present and voting is required. Examples of actions that require a special resolution include:
•	amending our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuance to existing shareholders;

•	commencing any new line of business; and

•	commencing liquidation.
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
     For additional information regarding our intellectual property rights, please see “Business - Intellectual Property” in this annual report.
The limited installed personal computer base in India limits our pool of potential customers and restricts the growth of our business
     The market penetration of, or access to, personal computers, or PCs, and, consequently, the Internet in India is far lower than in the United States. Alternate methods of obtaining access to the Internet, such as through mobile phones, cable television modems or set-top boxes for televisions, although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we will not be able to expand our customer base, which will make it difficult for us to execute our business strategy.
The success of technological infrastructure and consumer base for our products and services depends on the acceptance of the Internet in India, which may be slowed by cost and affordability issues, technical obstacles and unfavorable Government policies
     The growth of our India Online business is highly dependent on the growth in the number of PCs in use, and the penetration rates of broadband and Internet use and mobile phones.
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

     In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, broadband penetration rates in India are very low compared to other developed countries. According to TRAI, India had an estimated broadband subscriber base of 6.22 million in March 2009. If the broadband and telecom industry in India fails to register significant growth as has been experienced by other developed countries, our growth may also be affected.
The success of our e-commerce platform depends on its acceptance and growth in India, which is uncertain
     Many of our existing and proposed products and services are designed to facilitate e-commerce in India, although there is very little e-commerce currently being conducted in India. Demand and market acceptance for these products and services by consumers is highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into through the Internet and the validity of digital signatures, are governed in India by the Information Technology Act, 2000 (the “IT Act”). In addition, many Indian businesses have deferred deploying e-commerce initiatives for a number of reasons, including the existence or perception of, among other things:
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
Compliance with new and changing corporate governance and public disclosure requirements may add uncertainty and increase our costs of compliance
     Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance.
     In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal control over financial reporting.
     In connection with this annual report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2009, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. Our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, if we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
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
Terrorist attacks and other acts of violence or war involving India, the United States, and other countries could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, results of operations and financial condition
     Terrorist attacks, such as the ones that occurred in New York and Washington, D.C., on September 11, 2001, New Delhi on December 13, 2001, the Mumbai train bombings on July 11, 2006, the terror attacks in Mumbai on November 26, 2008, as well as other acts of violence or war, including those involving India, the United States or other countries, may adversely affect Indian and worldwide financial markets. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Travel restrictions as a result of such attacks may have an adverse impact on our ability to operate effectively. Increased volatility in the financial markets can have an adverse impact on the economies of India and other countries, including economic recession.
If communal disturbances or riots erupt in India, or if regional hostilities increase, this would adversely affect the Indian economy, the health of which our business depends upon
     Some parts of India have experienced communal disturbances, terrorist attacks and riots during recent years. If such events recur, the market for our services may be adversely affected, resulting in a decline in our income.
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
Future political instability in India could halt or delay the liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular
     The Government has traditionally exercised and continues to exercise significant influence over many aspects of the economy. Our business, and the market price and liquidity of our ADSs, may be affected by interest rates, changes in Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.
     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. We cannot assure you that these liberalization policies will continue in the future. The 2009 general elections in India resulted in the election of a Congress-party led coalition government that relies on the support of other political parties. While we expect that with the new government the rate of economic liberalization should increase, future political instability in India could halt or delay the liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular. Any significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, including our business.
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
Statistical and third-party data in this document and documents incorporated by reference herein may be incomplete or unreliable
     We have not independently verified data from industry publications and other third-party sources and therefore cannot assure you that they are complete or reliable. Such data may also be produced on different bases from those used in Western countries. Therefore, discussions of matters relating to India, its economy or our industry are subject to the caveat that the statistical and other data upon which such discussions are based may be incomplete or unreliable.
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
Risks Related to the ADSs and Our Trading Market
An active or liquid market for our ADSs is not assured
     Trading volume in our ADSs is inconsistent and we cannot assure you that an active, liquid trading market in our ADSs will be established. Holders of our ADSs are entitled to withdraw the Equity Shares underlying the ADSs from our depositary facility at any time, subject to certain legal restrictions.
     In addition, under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs and, under certain circumstances, the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through stockbrokers registered with the Securities and Exchange Board of India (“SEBI”) in a domestic Indian stock market. Therefore, unless the law is changed, the number of outstanding ADSs and the trading volumes for all ADSs may significantly decrease at any time to the extent that Equity Shares are withdrawn from our depositary facility and not deposited for the re-issuance of ADSs, which may adversely affect the market price and the liquidity of the market for our ADSs.
Currently there is no public trading market for our Equity Shares in India or elsewhere which, together with existing Indian laws that restrict the conversion of outstanding equity shares into ADSs, reduce your ability to sell our Equity Shares represented by ADSs
     Currently there is no public trading market for our Equity Shares in India or elsewhere, and we cannot assure you that we will take steps to develop one or that we will be able to meet applicable listing guidelines or regulations to list our Equity Shares on a stock exchange in India or elsewhere. Our Equity Shares are currently only traded on the NASDAQ Global Market in the form of ADSs. Under current Indian laws and regulations, outstanding Equity Shares not listed in India may not be deposited into our depositary facility except in certain limited circumstances or with certain regulatory approvals. Thus, if you elect to surrender your ADSs and receive Equity Shares, you will not be able to trade those Equity Shares on any securities market. Further, you will be prohibited from re-depositing such unlisted outstanding Equity Shares with our Depositary.
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
Our management has broad discretion in using the proceeds from our securities offerings and cash from operations and therefore investors will be relying on the judgment of our management to invest those funds effectively
     Our management has broad discretion with respect to the use of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2009, we held approximately US$45.5 million as cash and cash equivalents and short term deposits with banks on which we are earning interest.
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
Our ADS market price is highly volatile and could drop unexpectedly in the future. Should our ADS market price drop below $1.00, our ADSs may be delisted from the NASDAQ Global Market
     The stock markets in the United States have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the event that the bid price of our ADSs falls below $1.00 and remains below $1.00 for more than 30 consecutive days, our ADSs may be delisted from the NASDAQ Global Market. The delisting of our ADSs from the NASDAQ Global Market could negatively affect the market price of our ADSs and impair your ability to sell such ADSs.
     In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Securities class action litigation had been instituted against us in the United States in the past. Such litigation, if brought against us in the future, even if unsuccessful, could damage our reputation and result in substantial costs and a diversion of our management’s attention and resources.

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
Owners of our ADSs may be restricted in their ability to exercise voting rights because of the practical and legal limitations associated with instructing our Depositary to vote on your behalf
     Holders of ADSs may exercise voting rights only through a depositary, unlike an owner of Equity Shares, who can exercise voting rights directly. An owner of ADSs generally will have the right under the deposit agreement to instruct our Depositary to exercise the voting rights for the Equity Shares represented by the ADSs. Owners of ADSs have no rights pursuant to the Companies Act, under which we are incorporated, and are limited to those rights granted to them pursuant to the deposit agreement.
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
     In June 2009 The Ministry of Company Affairs (MCA) of the Government of India has clarified that a depositary receipt holder cannot be considered to be a shareholder of the Company until such time as the holder elects to transfer / redeem depositary receipts for underlying equity shares. It has been further clarified that the depositary bank cannot be considered a nominee of the holder under the Indian Companies Act. Since the clarification has been recently issued, its implications and consequences, if any, are not clear at the present juncture.
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

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Equity Shares to adverse tax consequences
     We may be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the current taxable year and it is uncertain whether we will be classified as a PFIC for any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. We currently maintain a significant amount of passive assets, including cash, which contributes significantly to the risk that we may be or become classified as a PFIC. In addition, the valuation of our goodwill and other unbooked intangibles which, at its current level and taken together with our level of passive assets, may cause us to be classified as a PFIC for the current taxable year. If we do not spend substantial amounts of our liquid assets for business development purposes or if our market capitalization does not substantially increase, we may also be classified as a PFIC for one or more future taxable years. If we are or become classified as a PFIC, United States investors holding our ADSs or our Equity Shares may be subject to penalizing tax and interest charge rules on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.
Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares
     The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2009, we had an aggregate of 14,615,800 Equity Shares outstanding. Of the outstanding Equity Shares, 8,907,200 ADSs, representing 4,453,600 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).
We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may affect the price or liquidity of our Equity Shares
     On June 28, 2006, the Ministry of Finance of the Republic of India issued amendments to the “Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” (the “Scheme”). The amendments included a statement that Indian companies that have issued depositary receipts and/or foreign currency convertible bonds prior to August 31, 2005 will be permitted to comply with listing conditions on the Indian stock exchanges within three years of having started to make profits. At present, the manner in which the amendments to the Scheme prescribed by the Ministry of Finance will be interpreted and implemented, and how they would apply to us, is still uncertain.
     We may be required by the Government of India at some point in time to list on a local Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and we are uncertain as to the consequences to us of any non-compliance.
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
     We are a leading Internet destination in India, focusing on providing world-class online consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features including a video sharing platform, sophisticated search engines, and mobile and online marketplace services.
     We also publish two weekly newspapers aimed at the Indian-American community based in the United States and Canada: “India Abroad” and “India in New York”.
     In April of 2004, we sold our phone card business. Currently we operate two business segments, the India Online business and the US Publishing business.
     In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and expenses, and we listed our ADSs on the NASDAQ Global Market (formerly the NASDAQ National Market). In November 2005, we issued 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on the NASDAQ Global Market. Our ADSs are currently listed and traded on the NASDAQ Global Market. The net proceeds of our ADS offerings have been used by us, and in future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.
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
     We periodically evaluate the fair value of goodwill arising from these acquisitions by applying the guidelines of SFAS No. 142, “Goodwill and Other Intangible Assets", and wrote off US$3.3 million, US$8.3 million, US$1.7 million and US$5.3 million for the fiscal years ended March 31, 2002, 2003, 2004, and 2009 respectively. The residual value of goodwill as of March 31, 2008 and 2009 relates to our US Publishing business and amounts to US$7.3 million and US$2.0 million, respectively.

     During the fiscal year ended March 31, 2004, we evaluated the prospects of the ValuCom business and decided that, because of a number of factors, including the downward trend of telecom rates for U.S.-India telephone calls, the emergence of low cost competitors and our lack of sufficient scale, it was more prudent to exit the ValuCom business. In April 2004, we exited this business.
Our Markets
     We believe that in the long run the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms, a consequent increase in online advertising and fee based revenues and our ability to capture a sizeable share of the increase in revenues.
     The growth of the user bases for Internet and mobile phones, in turn, is dependent on government policies which facilitate a competitive and financially healthy telecom industry and on Government of India policies that stimulated broadband internet investments by telecom companies. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones. While these policies are showing results on a long-term basis as evidenced by the continuing growth of the internet users base in India (19% year-on-year according to ComScore), sales of PCs in 2008 compared to 2007,according to IDC was flat at around 8 million units.. We believe the leveling of PC sales growth is because of factors such as the depreciation of the Indian rupee vis-à-vis the US dollar and the difficult economic conditions attributable to the worldwide downturn.
     On the other hand, the Indian mobile phone user base, which stood at 391 million as at March 31, 2009. continues to grow at a fast clip,, witnessing a growth of 50% during the year ended March 2009 over the corresponding previous year (source: TRAI).
     The growth of our international business, particularly the US businesses, is dependent on our ability to launch new services that appeal to our worldwide user base. and revenue growth from our weekly newspapers, India Abroad and India in New York.
     Our overall revenues are also dependent on the health of the Indian and the U.S. economies. Our revenues in fiscal 2009 declined from fiscal 2008 on account of a slowdown in the US and Indian economies with a resulting decline in online and print advertising spending. A significant portion of our Indian advertising revenues includes revenues from sectors such as consumer financial services and from other Internet companies, jobs, travel, matrimonial, real estate and online shopping sectors These sectors have been adversely affected by the economic slowdown and have considerably reduced their advertising outlays both overall and with us. This has resulted in lower revenues in the second half of fiscal 2009, resulting in lower revenues in fiscal year 2009 as a whole.
     It is difficult to predict when the economic slowdown will end, but we believe this is unlikely to happen till at least the end of the calendar year 2009.
Our Opportunity
     Internet access and usage through PCs and mobile phones are at an early stage in India. We believe our opportunities are driven by the following factors:
•	We are an early entrant in the Indian internet market and our brand is recognized and trusted by Indian Internet users;

•	We offer services based on contemporary technology, thus making them easy to use and accessible through both PCs and mobile phones.

•	We are one of the few Internet companies in India offering complete website services, such as e-mail, search, community, instant messaging, blogs, news and online shopping;

•	Anticipated improvement in broadband access, online payment infrastructure, distribution and fulfillment facilities, and increase in credit and debit card penetration rates and the development of alternative payment mechanisms for online purchases, such as cash on deliveries is expected to fuel the growth of e-commerce in India; and

•	Expected growth over time in internet access through mobile phones.
     We believe that as an operator of a website with a large number of users, we are well positioned to benefit from the growth of revenues generated from these services.
Our Strategy
     We are focused on providing a full range of culturally relevant online products and services to Indians living in India and other parts of the world. We intend to continue to focus on providing the following services:
•	Online advertising services on our Rediff.com website, revenues from which currently account for a significant portion of our India Online business. These include banner advertising, performance based advertising, e-mail and text link campaigns and sponsorship of online events. Our target client base for advertising and sponsorships include global companies doing business in India, domestic corporations and small and medium enterprises.

•	Our “Rediff LocalAds” platform, an advertising service for small and local advertisers which is currently being tested . Users can post and view local ads on both personal computers as well as mobile phones.

•	Community and social networking platforms which connect people through an online network. Our community products and platforms include Get Ahead Q&A and Rediff iLand. We believe our video, audio and photo-sharing platform , iShare, is a leader in its category

•	News and information services, including breaking news, our money channel Moneywiz as well as message boards for users to post their opinions, a facility for users to personalize news to suit their interests and periodic newsletters they can receive in their e-mail boxes. Our news and information channels cover politics, business, entertainment and sports.

•	Communication services, including e-mail and instant messaging. E-mail services are provided in a number of Indian languages.

•	Mobile services, including facilities for downloading ringtones, mobile games, wallpapers, chat and e-mail. We provide these services for both 2G and 2.5G mobile services.

•	Services for small and medium businesses such as webhosting, domain name registration which are offered on a subscription basis.

•	Search services, including facilities to locate local information on domestic airfares, train fares, job listings, images and products.

•	Online shopping services, including a platform for merchants in India to create online shops, package tracking facilities, and a facility for consumers to rate merchants. We offer a wide range of payment options to our consumers.

•	In the United States, publication of “India Abroad” and “India in New York”, as well as providing online services to the Asian Indian community.

India Online Business
     Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 77.9 registered million users as of March 31, 2009, we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.
     For the fiscal year ended March 31, 2009, the India Online business segment generated US$19.7 million, a decrease of approximately 17% compared to India Online revenues during the fiscal year ended March 31, 2008. The decline was partly on account of the economic slowdown in India in sectors such as travel, jobs, matrimonial, shopping, consumer finance and real estate which affected our online advertising revenues, and partly on account of a 13% year on year average depreciation of the Indian Rupee vis-à-vis the US dollar.
Information and Content
     We deliver information and content to our users in an easy to use interface. The information and content channels currently available to our users include news, business, movies, cricket/sports and several other topics of interest. We currently offer this information and content without charge to our users. We launched a new Rediff.com homepage in fiscal 2008 that incorporates Web 2.0 features which we believe enhance usability and our users’ browsing experience. This site uses collective intelligence to enhance user experience and can also be easily accessed through mobile phones. More recently, in our desire for further improved user experience, we have reduced the number of advertisements served on our site and in particular eliminated all advertising from our home page. As a consequence of this we are likely to experience, at least in the short—term, a decline in our advertising revenues but are hopeful that a better user experience will lead to a higher number of users over time.
     We believe that a significant percentage of our online users are between 18 and 34 years old. As such, we place emphasis on reaching younger users through more focused information and content relevant to this audience.
     Our primary information and content channels are broadly classified into news content and interest specific subjects. News content includes:
•	Current affairs, Business and Finance, Movies , Sports We provide our users with up-to-date news of interest to Indians, including feature stories, interviews and online chats with leading Indian personalities in public life as well as sports and entertainment, breaking news and in-depth coverage of significant events. We use our in-house staff to generate this content as well as freelancers and news feeds from wire services and other online and offline media houses. This content can be in text , audio and video format and we offer our users tools to search this content as well as opt to get news items by email or on their mobile phones.
Community Features and Products
     Through a single login facility, we provide a combination of free and paid community features and products to consumers and businesses. Our offerings include e-mail, instant messaging, chat, vertical search tools, matchmaker, blogs, message board, social networking and mobile services. Some of these features and products are offered without charge, while others are offered on a subscription or fee basis. Payment for our fee-based services can be made by credit cards and within India by check/demand draft or through direct debit of the user’s Internet banking account.

     Our specific offerings include:
     E-mail
     We offer our users a variety of e-mail solutions tailored to their needs and we believe that we have priced each of our branded e-mail products competitively. All of our e-mail services offer Spam control and supports the use of English and eleven Indian languages. Our e-mail offerings are described below.
•	Rediffmail, our flagship e-mail service, is provided free of charge to our users. In fiscal 2009 we enabled integration of feeds from social networking sites Orkut, Facebook and Linkedin into the Rediffmail inbox, enabling users to get updates of their friends’ activities through Rediffmail.

•	Rediffmail Pro is a subscription e-mail service targeted at business users. Rediffmail Pro offers small businesses the ability to select and configure, subject to availability, e-mail addresses. Subscribers are given five e-mail addresses and 1GB of storage space, which can be allocated among different users and increased without limitation at an additional charge. Rediffmail Pro also offers enhanced address book features and enhanced virus and spam protection. Users may also access their e-mail accounts using POP access through their Rediffmail Pro accounts. Rediffmail Enterprise Pro is a web based e-mail service primarily for companies with a significant number of agents/sales associates/dealers.

•	Rediff Business Solution is aimed at the small and medium enterprise (“SME”) segment in India. Through this product, we offer SMEs a range of web management services such as domain name registration, web hosting and business e-mail. Features offered include 100MB web hosting service, a choice of Windows or Linux platforms, POP3 business e-mail service and the ability to register domain names for up to ten years.
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
      Social Networking
     Launched in fiscal 2008, our video, audio and photo sharing platform, Rediff iShare, has since gained in popularity. Rediff iShare videos and music files are now available for viewing on iPhones and other mobile devices. Video files are now served on both MP4 and flash video formats.

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
     Get Ahead, our popular editorial content channel also supports a forum for questions and answers . This social media platform allows users to post questions and answers on various issues, and vote for the most relevant answers within a community environment. Prolific users of this platform are rated using a point system.
      Finance Channel
     . Our Finance platform, Moneywiz, provides stock market quotes, company information and a personal portfolio tracker. In addition, we provide business news, feature articles, expert columns and interviews. Our business channel offers business news from India and coverage of Indian stock markets. This channel also provides regular columns and feature stories, as well as personal finance information. In fiscal 2009 we launched free, real-time stock market indices and stock quotes, a tool which enables users to benchmark returns on their investments and a fantasy share trading game.
      Search Services
     As India’s Internet user base grows there is an increasing need for localization of services. Our search services are described below.
•	Fare Search, which allows users to search for and compare transportation fares. Features of Fare Search include the “Lowest Fare Finder” search tool, which charts out the lowest price points for up to 90 days. Fare search offerings include searching for schedules, seat availability, fares and reservation status for trains in the India Railway System. Further, it provides search facility for tickets and schedules for approximately 20,000 buses that commute daily between approximately 10,000 locations in India. In addition, users can search for hotel accommodation across a large number of Indian cities with the “Hotel Search” facility. Users can also access Fare Search on GPRS enabled mobile phones.

•	Job Search, which allows users to search for jobs across multiple job sites as well as private company and government job openings. Job Search also includes a tool that allows human resource consultants and recruiters to upload job vacancies, at no cost, directly to the Job Search website. We recently introduced the addition of a free e-mail alert feature that allows users to stay updated on the latest job openings in their desired categories.

•	Product Search, which allows users to search for and compare product features and prices across major Indian cities. Product Search features a “Price history” feature that enables users to track prices of different products on a month-on-month basis.

•	Video Search, we offer video search as part of its vertical search offerings and this helps users to search and find videos from a database of over two million online videos.

•	Other search services, which include Image Search, Book Search, and Ringtone Search. We also enhanced our language search crawling technology to identify and reach more Indian language websites.
      Mobile Value Added Services
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
•	Downloads. Users can download ringtones, polyphonic ringtones, logos, picture messages, wallpapers and games from our website. We have introduced search of ringtones on mobile phones. Downloads include popular Indian content, such as Indi-pop ringtones, Indian cricket team logos and wallpapers featuring Bollywood movie stars. In addition, users’ have the ability to customize and download images of their choice.

•	Contests. Users can participate in contests in which they can win prizes by correctly answering questions sent to them by SMS. Users are charged for the cost of each outgoing SMS message that responds to a question.

•	Services. We offer users a variety of mobile phone related services by SMS, such as the ability to search, seek and interact with other users, play interactive games, and receive jokes and astrological predictions. Users are charged for the cost of each outgoing SMS message requesting the service. We also provide enterprise solutions through access to short code services on keywords using 57333.

•	News and Information. Users can stay updated on current events by receiving cricket scores, news and stock quotes by an SMS message. Users are charged for the cost of each outgoing SMS message requesting the news and information. Information search of utility services such as railways, air fares and travel visa application and status of many countries is also made available on mobile phones.

•	Subscription. Subscription based services have been introduced where customers can choose to subscribe for a monthly/weekly/daily and on demand service for receiving SMS based information, jokes, or astrology related services as well as proprietary rediff services such as email alerts, job alerts and stock alerts for a fixed fee.

•	E-mail and Instant Messaging. Rediffmail and Rediff BOL subscribers can receive, read and reply to e-mails and instant messages by SMS. Users are charged a fee for each outgoing SMS which contains the e-mail or instant message. We also introduced a Hindi language feature for Rediff BOL and a downloadable program for subscribers with Symbian OS mobile phones.
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
Our Revenue Sources
     India Online business primarily includes revenues from online advertising and fee-based services. Online advertising includes revenues from advertisements and sponsorships from customers. Fee based services include revenues from online shopping, subscription services and mobile value added services.
      Online Advertising
     Online advertising on our site includes revenues from banner advertising, performance based advertising, e-mail and text link campaigns and sponsorships of events. Our advertisers enter into agreements pursuant to which they either pay a fixed fee per thousand banner impressions for a given time-period, usually ranging from a few weeks to one year, or a variable fee depending upon the number of clicks or leads provided to them through our website.
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
     We had over 500 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2009. Our top ten advertisers accounted for approximately 34% of our India advertising revenues for the fiscal year ended March 31, 2008. A partial list of our advertising clients includes Naukri.com, Bennett Coleman Group, Monster.com, Bharatmatrimony.com, Citibank and Tata AIG.
     In fiscal 2009 we test launched LocalAds, an advertising service for small and local advertisers. Users can post and view local ads free of cost on both personal computers as well as mobile phones. This service is being designed for small and home businesses such as travel agents, tuition classes, insurance agents, matrimony services, estate agents, pre-owned car sellers and maintenance contractors.
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
     Fee-based revenues are also derived from providing mobile value-added services. We have contracts with mobile phone operators for sharing revenues from these services. Mobile revenues are recognized when the service is performed.

Our Infrastructure
Technology
     Our operating infrastructure is scalable and has been designed with a view to serving and delivering millions of page views per day. This allows users to access our products and services quickly and efficiently from different locations worldwide. Our infrastructure is also designed to provide high-speed access by forwarding queries to web-hosting sites with greater resources or lower loads. In addition, our web pages are generated, served and cached by servers located at co-location web hosting sites in India.
     We use Apache and IIS servers located in India and which run on Linux, and Windows platforms. Servers in India are maintained mainly at service providers in India and elsewhere. . We also use content delivery networks. We believe that using these hosting services enhances our ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. These hosting services also provide continuous customer service, multiple Internet connections and continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network-server intrusion and timeliness of content.
Online Advertising
     Our sales and marketing professionals are responsible for seeking online advertisers and shopping merchants, planning and creating advertisement campaigns, as well as obtaining and analyzing customer feedback. Sales team members are based in Mumbai, New Delhi, Bangalore, Chennai, Hyderabad and New York. The sales team coordinates regularly regarding advertising across all of our businesses. Our sales team includes designers, copywriters, programmers and campaign managers.
     In the past few years, a number of advertising agencies have been established in India to promote the Internet as an advertising medium among Indian advertisers. In addition, several full-service advertising agencies in India have expanded their operations by creating and growing their Internet / interactive advertising divisions. We closely interact and work with these agencies to garner online advertising budgets from their clients.
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
United States Publishing Business
     Our United States publishing business primarily consists of the Rediff India Abroad website, which is targeted at the Indian-American community in North America, our India Abroad newspaper and our India in New York newspaper. For the fiscal year ended March 31, 2009, the United States publishing business generated US$5.7 million of revenues, a decrease of approximately 33% compared to US Publishing revenues during the fiscal year ended March 31, 2008.
Rediff India Abroad website
     The Rediff India Abroad website offers information and content which is similar to the information and content on our Rediff.com India website, along with additional offerings relevant to North American users.
India Abroad
     India Abroad, which we acquired in April 2001, was established over 38 years ago and is one of the oldest weekly newspapers focused on the Indian community residing in North America. The newspaper is published in five North America editions — New York, Tristate, Chicago/Dallas, Los Angeles and Canada.
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
Competition
     Online
     There are a number of companies that provide websites focusing on India and the global Indian community. These companies compete with our websites for visitors, online advertising, shopping and subscription revenues. Competition for visitors, online advertising revenue and online shopping is intense and is expected to increase in the future as there are no substantial barriers to entry in our market. Our competitive ability is determined by how quickly we adopt new technologies, the user friendliness of our site designs, our execution skills and our financial management skills.
     We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet Service Providers (“ISPs”). Our current and anticipated competitors include Google, Yahoo, Microsoft, AOL as well as a host of other international and Indian companies.
     We also indirectly compete for advertising revenue with other forms of media, such as print media, radio and television, as well as companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to our customers or potential customers.
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
      Print
     There are a limited number of companies in the United States that provide newspapers focusing on India and the global Indian community. These newspapers compete with India Abroad for advertising revenues. One of our newspaper competitors is India West.
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
     We have registered our trademarks for “Rediff”, “Rediff on the Net and Design (Square)” and “Rediff.com” under various classes with the United States Patents and Trademarks Office. We have received registration for our trademarks “Rediff”, “Rediff.com”, “Rediffmail”, “Rediffmail Mobile” and “Rediff Bol” in India. We have also received copyright registration for our artwork titled “How Hot Is This Stock” in India.
Facilities
     India
     Our corporate headquarters are located in Mumbai, India, where we lease approximately 16,800 square feet, located in two buildings. In one facility we lease approximately 10,800 square feet and in the other, we lease a total of approximately 6,000 square feet under two separate lease agreements. The lease for our 10,800 square foot facility has been extended until January 20, 2011. The lease for our 3,000 square foot facility expires on October 31, 2009 and the lease for our 3,000 square feet adjoining offices expires on September 30, 2011,
     We lease office space for our branch offices in India. This includes an area of approximately 3,165 square feet of office space in New Delhi, the lease for which expires on November 30, 2009.
      United States
     Our US subsidiary leases approximately 6,300 square feet of office space in New York, the lease for which expires on May 31, 2018.
Seasonality
     Seasonal fluctuations in Internet advertising have affected, and are likely to continue to affect, our business. Internet advertising in India is generally slow during the first half of the fiscal year for most Indian companies. Such seasonal trends have caused in the past, and will likely continue to cause, fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates. In fiscal 2009, however, the impact of seasonality was not perceptible as a consequence of a general decline in revenues quarter over quarter on account of the economic slowdown in India and the United States.

Legal Proceedings
     Action Relating to Access to Pornographic Material
     On June 21, 2000, the Company, certain of our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that we, through our website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai and currently hearings have commenced. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the charges, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages.
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
      Action Relating to Copyright Violation
     In April, 2007a complaint was filed by SCIL, a producer and publisher of sound recordings and audio visual songs in India, against us and our Chairman/Chief Executive Officer as well as Ram Gopal Verma Films Private Limited in the High Court of Delhi (Suit No. C.S. (O.S.) 736 of 2007). The complaint alleges violations of the Indian Copyright Law of 1957 through our placement on our website of video clips of certain songs from two Hindi films,, of which SCIL claims to own sole copyrights through an assignment in the audio visual songs, sound recordings, lyrics and musical composition. The complaint seeks, among other relief, injunctive relief and damages in the amount of Rs.2.0 million (approximately US$40,000). In June 2007, we filed a written reply and submitted the following facts that: (i) the song clips were uploaded as an editorial feature due to the recent release of the two films believing these to be newsworthy, in the course of our regular activity and not for commercial purposes; (ii) the clips in question were not downloadable by our users; (iii) the clips were accompanied by editorial review as normally done for a film’s release; (iv) the clips were uploaded on our sites with the permission of the producer of these films or their publicists who had provided us with such clips for the intended use; and (v) the use of the these clips on our website was fair use, uploaded for its newsworthiness for promotional review and was non-commercial in nature. We have subsequently removed these clips from our website.. Following completion of the pleadings, SCIL’s interim injunction application was dismissed without any adverse order against Rediff.com. On February 11, 2009, the date of the last hearing in the case, the Court granted SCIL one last opportunity to file their evidence within one week. To our knowledge, SCIL never filed such evidence.
      Actions Relating to Trademark Infringement
     In April, 2006 a complaint was filed by Cartier International against Lotus Safetywear Ltd. (“Lotus Safetywear”) and us alleging that Lotus Safetywear has used the trademark “Cartier” on products that are being sold on our Rediff Shopping website. Cartier International is seeking a permanent injunction restraining the defendants, including us, from using without license or permission the “Cartier” trademark and/or such other identical or deceptively similar marks. Cartier International is also claiming damages in the amount of Rs.2.0 million (approximately US$40,000). We have filed our response to Cartier International’s allegations and among the defenses we have raised are: (a) it is Lotus Safetywear, and not Rediff.com, that has used the “Cartier” trademark and that we have not infringed on any of Cartier International’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors such as Lotus Safetywear are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which include providing us with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. On August 5, 2008, the Delhi High Court granted an order restraining Lotus Safetywear and Rediff.com from using the “Cartier” trademark and further instructed Rediff.com to ensure that the Cartier advertisement does not appear on our website. [We have complied with the August 5th order.] A hearing was held on may 14, 2009, at which time the matter was adjourned until August 24, 2009, at which time preliminary arguments regarding jurisdiction will be heard. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages
     In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against one Sandeep Goyal and us alleging that the depiction of images on the online game known as Indian Fantasy League started by Sandeep Goyal has been violative of the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com; (c) to render the accounts of all profits earned by the said website and damages to the tune of Rs.1.0 million (approximately US$20,000). We have filed our response to BCCI Complaint, and among the defenses we have raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based email solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions we impose on our subscribers which provides that the subscriber shall be solely responsible for producing, electronically uploading and maintaining his website and such subscriber shall ensure that all upload material shall be owned and/or properly licensed by the Subscriber and shall not adversely affect any rights of any third party. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.
     In February,, 2006, a complaint was filed by Marksman Pvt. Ltd. against various telecom operators and internet service providers and Rediff.com alleging infringement of copyright of Marksman by way of dissemination of information relating to scores, alerts and updates and or other events happenings via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of One Day International Cricket Matches (“ODIs”) during India’s tour of Pakistan Scheduled in February, 2006. We have filed our response and among the defenses we have raised are: (a) Rediff.com along with other telecom operators and service providers has not infringed the copyrights of Marksman; (b) the information relating to scores, alerts and updates and or other events happening via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of ODIs which was being provided to subscribers was sourced from public domain and as such no exclusivity can be claimed since it falls into public domain. The one judge panel, while dismissing a request for an interim order, has directed the defendants to maintain the accounts of the SMS received during the ODIs. Marksman will have to first amend the suit to seek damages before any claim is made against Rediff.com. In 2005, Marksman has sought to amend the suit prayer to include damages. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.

      Actions Relating to Patent Infringement
     In March, 2009 a complaint was been filed against Rediff.com and 12 other defendants by one S. Ramkumar, alleging violation of his patent rights in respect of Mobile phones with plurality of SIM cards sold through Rediff Shopping website. S. Ramkumar is seeking permanent injunction restraining the defendants, including us, from infringing upon his patent with respect to the Mobile phones with plurality of SIM cards allocated to different communication networks, by manufacturing, marketing, selling and distributing mobile phones having simultaneous use of more than one SIM thereby infringing his products and patented process. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$20,000). We are proposing to file our response on the re-opening of the Courts after vacation, based on the following defenses: (a) it is the vendors, and not Rediff.com, that sells shopping products on the Rediff website and that we have not infringed on any of Ramkumar’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which include providing us with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.
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
      Other proceedings
     We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business including some claims from the Indian Tax authorites. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.
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
Overview
     We are a leading Internet destination focusing on providing world-class online consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features including a video sharing platform, sophisticated search engines, and mobile and online marketplace services. With 77.9 million online registered users worldwide as at March 31, 2009, we believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.
     We also publish two weekly newspapers aimed at the Indian-American community based in the United States and Canada: “India Abroad” and “India in New York”.
     By providing a platform for users that combines our technology, content, and communities and allows our users to personalize and integrate products and services across devices, we aim to become more relevant to our existing users and to increase the number of users of our products and services. We believe that a deeper engagement with new and existing users, coupled with expected growth of PC and mobile based Internet in India as an advertising medium, may enable us to increase our revenues in the future
     We have incurred significant net losses and negative cash flows since our inception in January 1996. We incurred net loss of US$11.3 million for the fiscal year ending March 31, 2009, including a goodwill and long-lived assets impairment charge of US$7.8 million, and as of March 31, 2009, we had an accumulated deficit of US$54 million. We will need to generate additional revenues, while controlling our expenses, to return to profitability and to reduce our accumulated deficit.
     In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and expenses, and we listed our ADSs on NASDAQ. In November 2005, we issued 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on NASDAQ. The net proceeds of our ADS offerings have been used by us, and in the future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.
     Our reportable business segments are:
•	India Online business, which primarily includes revenues from online advertising and fee-based services. Online advertising includes revenues largely from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.
•	US Publishing business, which primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers India Abroad and India in New York.

     Revenues from our reportable business segments were as follows:

	For the Fiscal Years Ended March 31,
	2007	2008	2009
	US$	US$	US$
India Online business	20,759,227	23,649,363	19,707,381
US Publishing business	7,916,298	8,599,840	5,722,571

Total revenues	28,675,525	32,249,203	25,429,952

Critical Accounting Policies
     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent liabilities. On an on-going basis, we evaluate our estimates, including but not limited to allowances for doubtful accounts, the valuation of investments, income taxes, restructuring costs, contingencies, goodwill impairment, deferred tax assets, employee benefits and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
     The following are the significant accounting policies used in the preparation of our consolidated financial statements.
Revenue Recognition
     India Online business
     Revenues from advertisement and sponsorships are recognized ratably based on delivery over the contractual period of the advertisement, commencing from the time the advertisement is placed on our website. Revenues are also derived from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. Such revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Our obligations sometimes include guarantee of a minimum number of impressions or number of times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of corresponding revenues until the guaranteed impression levels are achieved. We also earn revenues from sending e-mail messages to some of our users on behalf of advertisers and these revenues are recognized in the period when such e-mail messages are sent.
     Fee-based services include online shopping, subscription services and mobile value-added services. Online shopping marketplace revenues primarily consist of commission from the sale of electronics, apparel, books, music, confectionery, gifts and other items. Customers directly place orders with vendors through our website. When an order is placed, we inform the vendor through an intranet and also confirm whether payment has already been collected by us through credit card/debit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of transactions executed for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions and shipping costs recovered from customers. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors’ product information on our website.
     Subscription service revenues primarily include income from our various paid e-mail service products and our domain name registration and web hosting services. Revenues for subscription based products are deferred and recognized ratably over the period of subscription.

     We also derive revenues from providing mobile value-added services such as ring tones, picture messages, logos, wallpapers and other related products to mobile phone users. Our contracts are with third-party mobile phone operators from whom we receive a share of revenues for such services. mobile value added services revenues are recognized when the service is performed.
     US Publishing business
     Our US Publishing business primarily includes revenues from subscription and advertising services from the publication of India Abroad, India in New York and our Rediff India Abroad website.
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
Goodwill
     Goodwill is tested for potential impairment on an annual basis, which for the Company is performed on January 1 or in interim periods if events and circumstances indicate a potential impairment. As reporting units are determined after an acquisition or evolve with changes in business strategy, goodwill is assigned and it may no longer retain its association with a particular transaction. All revenue streams and related activities of a reporting unit, whether acquired or organic, are available to support the carrying amount of goodwill. The reporting units for impairment assessments have been identified as US Publishing business. Under the applicable accounting standard, goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are only for the purpose of measuring the implied fair value of goodwill and these adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.
     Estimating the fair value of reporting units is a subjective process that requires significant estimates and assumptions, particularly related to cash flows and the appropriate discount rates. The fair values of the reporting units were determined using a valuation technique consistent with the income approach. For the purposes of the income approach, internal forecasts were used to estimate the future cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) after considering current economic conditions and trends, estimated future operating results and growth rates. Due to the inherent uncertainty involved in making those estimates, actual results could differ from the estimates. The Company evaluates the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting unit, as well as the fair values of the corresponding assets and liabilities within the reporting unit, for reasonableness. Cash flows were discounted based on a discount rate which the Company believes adequately reflects the inherent risk in the businesses of the reporting unit, uncertainty in the economic environment and risks associated with the internally developed forecasts.
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
     Pursuant to a stock purchase agreement, at the closing of the acquisition, we paid approximately US$11.4 million to the selling shareholders of India Abroad Publications, Inc. Simultaneously with this acquisition; the former principal shareholder repurchased certain assets for approximately US$1.1 million resulting in an estimated gain of approximately US$314,000, which has been recorded as reduction of goodwill.
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
Current Trading and Business Outlook
     We believe that in the long run the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms, a consequent increase in online advertising and fee based revenues and our ability to capture a sizeable share of such increase in revenues.

     The growth of our international business, particularly the US businesses, is dependent on our ability to launch new services that appeal to our worldwide user base and revenue growth from our weekly newspapers, India Abroad and India in New York.
     Our overall revenues are also dependent on the health of the Indian and the US economies. Our revenues in fiscal 2009 declined from fiscal 2008 on account of a slowdown in the US and Indian economies with a resulting decline in online and print advertising spending. It is difficult to predict when the economic slowdown will end, but we believe this is unlikely to happen till at least the end of calendar year 2009.
     There is a growing consumer resistance to intrusive advertising online. In our desire for improved user experience we have recently reduced the number of advertisements served on our site and in particular eliminated all advertising from our home page. As a consequence of this we are likely to experience a short—term decline in our advertising revenues but are hopeful that a better user experience will lead to a higher number of users over time. We can however give no assurance that this will happen.
     In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment. We also expect to continue to invest in marketing initiatives to increase the awareness of our brand to both users and advertisers .Over the next two or three quarters we thus expect an increase in our operating expenses from current levels by an average of about US$1.0 to US$1.5 million per quarter over the period.
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
Fiscal Year Ended March 31, 2009 compared to Fiscal Year Ended March 31, 2008
     Revenues. Total revenues for the fiscal year ended March 31, 2009 decreased by 21% to US$25.4 million from US$32.2 million for the fiscal year ended March 31, 2008.
     India Online business. We recognized US$19.7 million in revenues from our India Online business for the fiscal year ended March 31, 2009, as compared to US$23.7 million for the fiscal year ended March 31, 2008, representing a decrease of US$4.0 million, or 17%, over the previous fiscal year. Until fiscal 2008 our India Online revenues grew year upon year over a number of years due to an increase in Internet usage in India and a shift in advertising budgets from traditional media to online media. However a slowdown in the Indian economy in fiscal 2009 and in recent months, exacerbated by the current global financial crisis has been reflected in a decline in online advertising spending, particularly from other online companies in the travel, jobs, consumer finance, matrimonial, credit card, and real estate sectors. Some companies in these sectors continue to face liquidity challenges. Results reported in US Dollars for this period were also adversely impacted by a 13% average annual decline in the India Rupee vis-a-vis the US Dollar.

     US Publishing business. We recognized US$5.7 million in revenues for the US Publishing business for the fiscal year ended March 31, 2009, as compared to US$8.6 million for the fiscal year ended March 31, 2008, representing a decrease of US$2.9 million, or 33%, over the previous fiscal year. The decrease in revenues was primarily due to a decrease in advertising revenues from our Rediff India Abroad website and from our weekly newspapers “India Abroad” and “India in New York” following a slowdown in the US economy on account of the current global financial crisis..
     Cost of revenues. Cost of revenues primarily includes cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad and India in New York newspapers, e-commerce marketplace related costs and related salaries. For the fiscal year ended March 31, 2009, cost of revenues was US$6.3 million, or 25% of total revenues, compared to US$6.0 million, or 19% of total revenues during the previous fiscal year.
     We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2010, as compared to the fiscal year ended March 31, 2009, as we expect to incur additional costs to continue to grow our business.
     Sales and marketing expenses. Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs. For the fiscal year ended March 31, 2009, sales and marketing expenses were US$5.3 million, compared to US$6.9 million for the fiscal year ended March 31, 2008, representing a decrease of US$1.6 million, or 23%, over the previous fiscal year. This decrease is mainly attributable to lower advertising and publicity expenditure.
     We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2010, as compared to the fiscal year ended March 31, 2009, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel.
     Product development expenses. Product development costs primarily include Internet communication costs, software usage fees, software development expenses and compensation to product development personnel. For the fiscal year ended March 31, 2009, product development expenses were US$6.4 million compared to US$6.0 million for the fiscal year ended March 31, 2008, representing an increase of US$0.4 million, or 7%. The increase was primarily due to an increase in bandwidth charges by US$0.4 million
     We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.
     Depreciation and amortization expenses For the fiscal year ended March 31, 2009 depreciation and amortization expense was US$6.2 million compared to US$5.9 million for the fiscal year ended March 31, 2008, representing an increase of US$0.3 million, or 6%.
     General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, and compensation cost for all employees under the Employee Stock Option Plan (“ESOP”) and sundry administrative costs. For the fiscal year ended March 31, 2009, general and administrative expenses were US$8.9 million compared to US$9.0 million for the fiscal year ended March 31, 2008, representing a decrease of US$0.1 million, or 1%.
     Goodwill impairment During the year we tested the goodwill of the US Publishing Business, which arose from the acquisition of the print newspaper India Abroad in 2001, for impairment. As a result of the goodwill impairment test, we concluded that goodwill was impaired and accordingly recorded a goodwill impairment charge of approximately US$5.3 million during fiscal 2009 for the difference between the carrying value of the goodwill in the reporting unit and its implied fair value. The impairment resulted from a combination of factors, including the current global economic downturn, a persistent decline in business conditions particularly in the print newspaper business, reductions in the US Publishing segment’s projected operating results and estimated future cash flows, and decreases in revenues and earnings multiples of comparable companies in that region.
     Long-lived assets impairment In the wake of the economic slowdown in fiscal 2009 we cut back on certain development projects with long payback periods. Thus continuing investments on initiatives such as game development and various platforms were halted and assets created thus far were treated as impaired and consequently we recorded an impairment charge of US$2.5 million in the operating results for fiscal 2009.
     Foreign exchange gain or (loss). In fiscal 2009, we recorded a foreign exchange gain of US$0.1 million as compared to a foreign exchange loss of US$0.6 million in fiscal 2008, arising from the conversion of U.S. dollar amounts held by us into our functional currency for financial reporting purposes (i.e., the Indian Rupee).
     Other income (expenses), net. Other income (expenses), net primarily comprises of interest income, and investment impairment charge. During the fiscal year ended March 31, 2009, net other income were US$4.5 million as compared to net other income of US$7.5 million for the fiscal year ended March 31, 2008, representing a decrease of US$3.0 million.
     Interest income. Interest income for the fiscal year ended March 31, 2009 was US$4.5 million, compared to US$5.5 million for the fiscal year ended March 31, 2008, representing a decrease of US$1.0 million, or 18%. The decrease in interest income was primarily due to decline in applicable interest rates on our term deposits with banks.
     Investment impairment. During the fiscal year ended March 31, 2009, the Company impaired an investment of US$0.1 million after concluding that such investment was other than temporarily impaired.
     Equity in net earnings of affiliate. During the fiscal year ended March 31, 2009, we recorded a loss of US$0.1million as our share of loss of investee companies under the equity method of accounting.
     Net income. As a result of the foregoing, our net loss for the fiscal year ended March 31, 2009 was US$11.3 million as compared to a net income of US$4.9 million for the fiscal year ended March 31, 2008.
Fiscal Year Ended March 31, 2008 compared to Fiscal Year Ended March 31, 2007
     Revenues. Total revenues for the fiscal year ended March 31, 2008 increased by 12% to US$32.2 million from US$28.7 million for the fiscal year ended March 31, 2007. This increase was principally attributable to an increase in revenues from our India Online business and, to a lesser extent, an increase in revenues from our US Publishing business.
     India Online business. We recognized US$23.7 million in revenues from our India Online business for the fiscal year ended March 31, 2008, as compared to US$20.8 million for the fiscal year ended March 31, 2007, representing an increase of US$2.9 million, or 14%, over the previous fiscal year. The increase in revenues were mainly due to increases in:
•	advertising revenues by US$1.7 million, primarily as a result of an increase in Internet advertising on our website by existing and new advertisers; and
•	fee-based services by US$1.2 million due to an increase in revenues from our subscription services, mobile value-added services and our online shopping marketplace. This resulted from greater usage of these services.
     US Publishing business. We recognized US$8.6 million in revenues for the US Publishing business for the fiscal year ended March 31, 2008, as compared to US$7.9 million for the fiscal year ended March 31, 2007, representing an increase of US$0.7 million, or 9%, over the previous fiscal year. The increase in revenues was primarily due to increase in advertising revenues from our Rediff India Abroad website.
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
     Depreciation and amortization expenses For the fiscal year ended March 31, 2008 depreciation and amortization expense was US$5.9 million compared to US$3.1 million for the fiscal year ended March 31, 2007, representing an increase of US$2.8 million, or 90%. This increase was primarily due to increase in capital expenditure.
     General and administrative expenses. General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, and compensation cost for all employees under the Employee Stock Option Plan (“ESOP”) and sundry administrative costs. For the fiscal year ended March 31, 2008, general and administrative expenses were US$9.0 million compared to US$7.4 million for the fiscal year ended March 31, 2007, representing an increase of US$1.6 million, or 18%. This increase was primarily due an increase in ESOP compensation cost of US$0.7 million in fiscal 2008 as a result of expensing the fair value of options under Statement of Financial Accounting Standard No. SFAS No. 123(R) Share-based payments (“SFAS 123R”), and an increase of US$0.9 million on account of administrative and establishment costs.
     Foreign exchange gain or (loss). We recorded a foreign exchange loss of US$0.6 million, compared to a foreign exchange gain of US$0.1 million in fiscal 2007, arising from the conversion of U.S. dollar amounts held by us to our functional currency for financial reporting purposes (i.e., the Indian Rupee).
     Other income (loss), net. Other income (loss), net primarily consists of interest income, and income arising from sale of investment. During the fiscal year ended March 31, 2008, other income (net) was US$7.5 million compared to US$3.8 million for the fiscal year ended March 31, 2007, representing an increase of US$3.7 million. Interest income for the fiscal year ended March 31, 2008 was US$5.5 million, compared to US$3.7 million for the fiscal year ended March 31, 2007, representing an increase of US$1.8 million, or 48%. The increase in interest income was primarily due to an increase in interest income from our cash deposits with banks. This increase in interest income was primarily due to higher applicable interest rates from our Rupee denominated deposits during the fiscal year ended March 31, 2008, as compared to the fiscal year ended March 31, 2007. In fiscal 2008, other income also includes US$1.9 million arising from sale of investment in equity shares in an external company. The cost of this investment was impaired in the Company’s books and records in a prior year.
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
     As of March 31, 2009, we had cash and cash equivalents of $45.5 million as compared to $59.0 million as at March 31, 2008. We believe that our working capital is sufficient for our present requirements.
     For the fiscal years ended March 31, 2007, and 2008 we earned net income of US$7.0 million, US$4. 9million, respectively and for the fiscal year ended March 31, 2009, we incurred net loss of US$11.3 million. We anticipate that we may in the future incur net losses and negative cash flows from operations, which would require us to continue to use the proceeds from the sale of our equity securities and ADSs to fund our operations and capital expenditures.
     As of March 31, 2009, our accounts receivable balance was US$6.4 million compared to US$12.0 million as of March 31, 2008, net of allowances of US$3.9 million and US$3.5 million as of March 31, 2009 and 2008, respectively. This decrease was principally due to decline in our revenues and allowances for doubtful accounts. During the fiscal years ended March 31, 2007, 2008 and 2009, we had write-offs or provided allowances of US$0.9 million, US$0.8 million, and US$1.2 million, for delinquent trade receivables, respectively. These write-offs and allowances constituted 3.3%, 2.6%, and 4.7% of total revenues in those years, respectively.
Cash Flows

	For the Fiscal Year Ended March 31,
	2007	2008	2009
	US$	US$	US$
Net cash generated from operating activities	65,62,814	81,21,165	4,700,113
Net cash used in investing activities	(8,248,943)	(8,772,985)	(6,659,162)

Net cash generated from financing activities	482,916	32,851	—
Effect of exchange rate changes on cash	16,55,878	6,105,359	(11,552,468)
Net (decrease)/increase in cash and cash equivalents	(12,03,213)	(618,969)	(19,59,049)
     Fiscal Year Ended March 31, 2009
     We generated net cash from operations of US$4.7 million after adjusting non-cash items and changes in working capital with net loss of US$11.3 million, during the fiscal year ended March 31, 2009. Non-cash items comprising of goodwill and other impairments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs totaled US$16.9 million.
     Net cash used in investing activities during the fiscal year ended March 31, 2009 was US$6.7 million, consisting of purchases of servers and other capital equipment aggregating to US$5.0 million in connection with the expansion of our network and data storage facility and investments amounting to US$1.7 million in technology companies.
     As of March 31, 2009, we had aggregate commitments for capital expenditures of approximately US$4,411.

     Fiscal Year Ended March 31, 2008
     Net cash generated from continuing operations of US$8.1 million during the fiscal year ended March 31, 2008 was principally attributable to net income of US$4.9 million, primarily due to an increase in advertising and fee based revenues. Non-cash items of depreciation, amortization, allowances for doubtful debts and stock-based compensation cost totaled US$8.6 million due to increased capital expenditures and adoption of SFAS.123R. This was offset by an increase in working capital of US$3.5 million, which increase was primarily due to an increase in gross accounts receivable of US$2.2 million and an increase in recoverable income taxes of US$2.4 million which was partially offset by an increase in accounts payable and accrued liabilities of US$2.0 million.
     Net cash used in investing activities during the fiscal year ended March 31, 2008 was US$8.8 million, consisting principally of purchases of servers and other capital equipment aggregating to US$10.3 million in connection with the expansion of our network and data storage facility which was partially offset by cash received from sale of investment of US$1.5 million.
     Net cash provided by financing activities during the fiscal year ended March 31, 2008 was US$0.03 million, which represented the net cash proceeds from our employee stock options exercised during the year.
     As of March 31, 2008, we had aggregate commitments for capital expenditures of approximately US$1.3 million.
     Fiscal Year Ended March 31, 2007
     Net cash generated from continuing operations of US$6.5 million during the fiscal year ended March 31, 2007 was principally attributable to net income of US$6.9 million, primarily due to an increase in advertising and fee based revenues. Non-cash items of depreciation, amortization, allowances for doubtful debts and stock-based compensation cost totaled US$5.3 million due to increased capital expenditures and adoption of SFAS.123R. This was offset by an increase in working capital of US$5.8 million, which increase was primarily due to an increase in gross accounts receivable of US$6.2 million and an increase in recoverable income taxes of US$1.3 million which was partially offset by an increase in accounts payable and accrued liabilities of US$1.9 million.
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
     As of March 31, 2007, we had aggregate commitments for capital expenditures of approximately US$53,257.
Contractual Obligations
     Our contractual obligations relate to operating leases and capital commitment, payments for which are to be made as per the table below:

	Operating Leases	Capital Commitments
Years ended March 31,	US$	US$
2010	981,024	4,411
2011	677,198	—
2012	232,320	—
2013	199,617	—
2014	211,450	—
And there after	951,921	—
Total payments	3,253,710	4,411

Capital Expenditures
     Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites and leasehold improvements. In fiscal 2009, 2008 and 2007, we had capital expenditures of US$5.0 million, US$10.3 million and US$7.8 million, respectively.
     Costs incurred in the operations stage that provides additional functions or features to the Company’s website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs as incurred. Costs incurred for website developments are accounted for in accordance with EITF 00-2, “Accounting for Website Development Costs”.
Dividends
     We have not declared or paid any cash dividends on our equity shares since our inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. For additional information, please see the sections of this annual report entitled “Risk Factors — Risks Related to our Business” and “Taxation”.
     We believe our cash balances and liquid assets and cash generated from future operations will be adequate to satisfy anticipated working capital requirements, capital expenditures and investment commitments for the next twelve months. As business and market conditions permit, we may from time to time, invest in or acquire complementary businesses, products or technologies. These activities may require us to seek additional equity or debt to fund financing such activities, which could result in ownership dilution to existing shareholders, including holders of our ADSs
Income Tax Matters
     The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in statement of operations is as follows:

	2007	2008	2009
	US$	US$	US$
Income (loss) before income taxes	7,045,602	5,341,606	(11,084,921)

Indian statutory income tax rate	33.66%	33.99%	33.99%

Expected income tax expense (benefit)	2,371,550	1,815,612	(3,767,765)

Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense
Employee stock based compensation	210,636	638,221	395,857

Goodwill impairment	—	—	1,806,229
Change in valuation allowance	(1,946,731)	(415,016)	1,545,471
Gain on sale of investment taxed at capital gains rate	(38,223)	(663,050)	—
Tax in foreign jurisdictions	(513,961)	(964,584)	1,010
Others	(197)	22,191	59,198

Income tax expense	83,074	433,374	40,000

     As of March 31, 2009, we had net operating loss carry forwards for our Indian operations aggregating approximately US$8.2 million, which will expire between April 1, 2009 and March 31, 2017. We also have unabsorbed depreciation carry forwards as of March 31, 2009 aggregating approximately US$7.9 million.
     As of March 31, 2009, Rediff Holdings, Inc., our U.S. subsidiary and the holding company of our Rediff.com, Inc. and India Abroad Publications, Inc. investments, had net operating loss carryforward of approximately US$4.4 million for federal income tax purposes. These net operating loss carryforwards expire in years 2020 through 2028.
     As of March 31, 2009, ValuCom had a net operating loss carryforward of approximately US$2.9 million. This loss will expire in years 2021 through 2026. Following the sale of its phone-card business to WQN in April 2004, ValuCom currently does not engage in any business activity.
     Whether we will be able to realize the future tax benefits related to the deferred income tax asset is dependent on many factors, including our ability to generate taxable income within the net operating loss carry forward period. Management considered these factors and believed that a full valuation allowance of the deferred tax assets was required for the period presented.
Market Risks
Foreign Currency Exchange Rate Risk
     The functional currency for our Indian operations is the Indian Rupee. We are exposed to foreign currency exchange rate fluctuations, principally relating to the fluctuation of the U.S. dollar to Indian Rupee exchange rate. We face foreign currency exchange risk with respect to funds held in foreign currencies and in particular will have foreign exchange losses with respect to these funds if there is an appreciation in the value of the Indian Rupee compared to such foreign currency. We also face foreign currency exchange risk from accounts payable to overseas vendors, which we partially mitigate with receivables in foreign currency from overseas customers and balances in foreign currency with overseas banks.
     While we hold a major portion of our cash and cash equivalents in Indian Rupee denominated term deposit accounts with Indian banks, we still hold a portion of the net proceeds from our November 2005 follow-on ADS offering in a U.S. dollar-denominated bank account. The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2009:

As of March 31, 2009
(in US$ thousands)
Accounts payable in U.S. dollars	2,116
Accounts receivable in U.S. dollars, net of allowance	757
Cash balances held in U.S. dollars	25
Net foreign currency exchange exposure	1,334
     We do not currently try to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollars by one Rupee, the net foreign currency exchange loss as of March 31, 2009 would be approximately US$29,000.
Interest Rate Risk
     We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2009. These interest rates are linked to the interest rates prevailing in India and the United States. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 1% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$455,000.
Off-balance Sheet Arrangements
     As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.
New Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the standard did not have a material effect on the consolidated financial position or results of operation of the Company.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operation for items within the scope of FSP 157-2, which will become effective beginning with the Company’s first quarter of 2010.
     In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When Market Activity Declines. FSP provides guidance on (i) estimating fair value of an asset or liability when volume and level of activity significantly decreases, and (ii) identifying transactions that are not orderly. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operation for items within the scope of FSP 157-4, which will become effective beginning with the Company’s first quarter of 2010.
     In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company has evaluated the impact of this pronouncement and believes that this does not have a material effect on our financial position, cash flows or results of operations
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. The Company has evaluated the impact of this pronouncement and believes that this does not have a material effect on our financial reporting and disclosures.
     In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”). This Statement replaces SFAS No. 141, Business Combinations. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. The Company will be required to apply this new Statement to business combinations consummated in fiscal years beginning after December 15, 2008. The company will adopt this statement effective April 1, 2009 and its effects on future periods will depend on the nature and significance of business combinations subject to SFAS No. 141R.
     On April 1, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (the FSP), to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination under SFAS No. 141R. The effects of this FSP on future periods will depend on the nature and specific facts of business combinations subject to SFAS No. 141R.
     In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The Company will be required to adopt this Statement for fiscal years beginning after November 15, 2008. The Company has evaluated the impact of this pronouncement and believes that this does not have a material effect on our financial reporting and disclosures.
     In April 2008, the FASB issued SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for the Company beginning April 1, 2009. The Company would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009 and early adoption is prohibited. Its effects on future periods will depend on the nature and specific facts of assets acquired subject to SFAS No. 142.

     In December 2008, the FASB issued SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1). This guidance amends SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to require more detailed disclosures about the fair value measurements of employers’ plan assets including (a) investment policies and strategies; (b) major categories of plan assets; (c) information about valuation techniques and inputs to those techniques, including the fair value hierarchy classifications (as defined by SFAS No. 157) of the major categories of plan assets; (d) the effects of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets; and (e) significant concentrations of risk within plan assets. The disclosures required by this Statement is effective for the Company beginning April 1, 2009. The Company believes that this statement does not have a material impact on the consolidated financial statement because it is disclosure-only in nature.
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which provides guidance on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for fiscal years and interim periods ending after June 15, 2009. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 165 will have on the Company’s financial reporting and disclosure.
     In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). The FASB Accounting Standards Codification (Codification) will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the US Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The issuance of SFAS 168 (and the Codification) will not change US GAAP except for certain non-public non-governmental entities and accordingly adoption of SFAS 168 will not have any impact on the Company’s financial reporting and disclosures.
     In November 2008, the FASB issued EITF 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). EITF 08-6 is effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The Company has evaluated the impact of this pronouncement and believes that this does not have a material effect on its financial reporting and disclosures.

MANAGEMENT
     The following table sets forth, as of June 5, 2009, the name, age and position of each of our directors and executive officers.

Name	Age	Position
Ajit Balakrishnan(1)(2)	61	Chairman and Managing Director
Joy Basu	48	Chief Financial Officer
Diwan Arun Nanda(1)(2)	66	Director
Sunil N. Phatarphekar(1)(2)(3)	45	Director
Pulak Prasad(1)	41	Director
Ashok Narasimhan(1)	61	Director
Sridar Iyengar(1)(3)	62	Director
Rashesh C. Shah(1) (3)	45	Director

(1)	Member of the Board of Directors

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee
     Ajit Balakrishnan is the founder, Chairman and Managing Director of the Company. He is also a director of Rediffusion Dentsu Young & Rubicam Private Limited, India Abroad Publications, Inc., India In New York, Inc., India Abroad Publications (Canada) Inc., Value Communications Corporation and VuBites India Private Limited. Mr. Balakrishnan is also Chairman of the Board of Governors of The Indian Institute of Management Calcutta and Chairman of the Working Group of Internet Governance set up by the Government of India. Mr. Balakrishnan holds a Bachelors degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata. At our Annual General Meeting held on September 24, 2008, our shareholders re-appointed Mr. Balakrishnan for a five year term as Managing Director with effect from August 23, 2008.
     Joy Basu has been our Chief Financial Officer since September 2003, having joined us in April 2003. From October 2002 to April 2003, he served as Chief Financial Officer of Sahara India Media Communication Limited. From April 2000 to September 2002, he served with the Sterlite Group of Companies, primarily as Chief Financial Officer of Sterlite Optical Technologies-Limited. From 1993 to 2000 he served with the RPG Group of companies, where the last position he held was General Manager — Strategic Planning. From 1986 to 1993 he served with the Tata Group in various capacities. Mr. Basu holds a Bachelor’s degree in Commerce (Honors) from St. Xavier’s College, Calcutta University. He is also a member of the Institute of Chartered Accountants of India and has attended the Senior Executive Course at the Manchester Business School, U.K on a British Chevening Scholarship. He has been awarded the India CFO Award 2006 for “Excellence in Finance in an SME” instituted by IMA India.
     Diwan Arun Nanda has been a director of the Company since its incorporation in 1996. Mr. Nanda is also a director of Rediffusion Dentsu, Young & Rubicam Private Ltd., Wunderman India Private Limited, Rediffusion Dentsu, Young & Rubicam Pvt. Ltd. Srilanka, Everest Brand Solutions Pvt. Ltd., Clariant Chemicals (India) Limited, Eveready Industries India Ltd, Kingfisher Airlines Limited, Mastek Limited and Oriental Hotels Ltd. Mr. Nanda holds a Bachelor’s Degree in Commerce from Loyola College, Chennai University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.
     Sunil N. Phatarphekar has been a director of the Company since 1998. Mr. Phatarphekar is proprietor of SNP Legal (Advocates), a Mumbai law firm. Prior to that, he was a partner of Doijode, Phatarphekar & Associates, a Mumbai law firm. After obtaining his Bachelor’s Degree in Commerce from Jai Hind College, Bombay University, and a Bachelor’s Degree in Law from Government Law College, Bombay University, he joined Crawford Bayley & Company, a Mumbai law firm. Thereafter, he was a partner at two Mumbai law firms, Mahimtura & Co. and Shah Desai Doijode & Phatarphekar. Mr. Phatarphekar is also a director of several other Indian companies.

     Pulak Prasad has been a director of the Company since 1999. He is Founder and Managing Director of Nalanda Capital, a Singapore-based fund management and advisory company. He is also a director of Bharti Airtel Ltd. and several other Indian and foreign companies. Prior to creating Nalanda Capital Mr. Prasad was Managing Director and co-head of the India office of Warburg Pincus, covering their India, South and South East Asian operations. He joined Warburg Pincus in 1998. From 1992 to 1998, he was a management consultant with McKinsey & Company in India, U.S. and South Africa. Mr. Prasad holds a Bachelor’s Degree in Technology from the Indian Institute of Technology, New Delhi and a Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.
     Ashok Narasimhan has been a director of the Company since 2002. He is currently Chairman and Co-Founder of July Systems Inc and Chairman and Co-Founder of Solana Systems Corporation. He is a limited partner, advisor, and board member for a number of U.S. venture capital funds. He is also a director on the board of Tarang Software Technologies Pvt. Limited, Genie Technologies India Pvt. Limited, Atma Investments and Resources Pvt. Limited. Prior to that, he was founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the Board of Infospace. Prior to that, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. Earlier, he was the founding President of Wipro’s IT organizations. He holds a Bachelor’s Degree in Physics from Madras University and a Post-Graduate Diploma in Management from the Indian Institute of Management, Kolkata.
     Sridar A. Iyengar has been a director of the Company since September 2004. He heads the India Advisory Group for Bessemer Venture Partners and serves on the Board of Infosys Technologies Limited, a NASDAQ-listed company, ICICI Bank Ltd, a NYSE-listed company and other companies in India and the United States. He also advises many early-stage companies in the United States and India. He is also a member of the boards of the American India Foundation and the Foundation for Democratic Reforms in India. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG’s Emerging Business Practice. He worked as a partner in all three of KPMG’s regions — Europe, America and Asia Pacific — as well as in all four of KPMG’s functional disciplines — assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that, he headed up the International Services practice on the west coast of the United States. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, holds a Bachelor’s Degree in Commerce (Honors) from the University of Calcutta .
     Rashesh Shah has been a director of the Company since 2006. He is Founder and Chairman of the Edelweiss Group of companies and has 20 years of experience in public and private markets in India. Prior to founding Edelweiss, he worked with ICICI Bank Ltd and Prime Securities, where he headed Research and Investments focusing on the buy-side trading. Mr. Shah has advised over 100 companies on both financial and non-financial issues. He is also a director on several other Indian companies. He is a member of the Executive Committee of the National Stock Exchange and the Chairman of the Capital Market Committee of Federation of Indian Chambers of Commerce and Industry (FICCI). He holds a Bachelor of Science Degree from Mumbai University, a Master’s in Business Administration (MBA) from Indian Institute of Management, Ahmedabad and a Diploma in International Trade from IIFT, New Delhi.
Board Composition
     On March 16, 2000, we amended our Articles of Association to set the minimum number of directors at three and the maximum number of directors at seven. We currently have seven directors. Our Articles of Association provide as follows:
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

•	The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation. Sridar Iyengar and Pulak Prasad retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 24, 2008. Ashok Narasimhan and Rashesh Shah will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled to be held on or before September 30, 2009.
     As of the date of this annual report, our Board has determined that the following members qualify as independent directors: Sunil N. Phatarphekar; Pulak Prasad; Sridar A. Iyengar; and Rashesh C. Shah.
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
     As of the date of this annual report, our audit committee is comprised of the following members, all of whom are independent directors, as determined by the NASDAQ listing standards applicable to us: Sridar A. Iyengar; Sunil N. Phatarphekar; and Rashesh C. Shah.
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
NASDAQ Corporate Governance Requirements
     In general, corporate governance principles for Indian companies whose shares are not traded on any Indian stock exchange are set forth in the Companies Act. Corporate governance principles under provisions of Indian law may differ in significant ways from corporate governance standards for U.S. NASDAQ-listed companies. Under NASDAQ Marketplace Rule 5615(a)(3), foreign private issuers such as ourselves are permitted to follow certain home country corporate governance practices in lieu of certain of the requirements of the NASDAQ Market Place Rules (the “Rules”). Under the Rules, foreign private issuers must disclose alternative home country practices they follow.
     The following are the requirements of the Rules we do not follow and the home country practices we follow in lieu of these Rule requirements. Our independent Indian counsel has submitted to the NASDAQ a letter, dated June 27, 2005, certifying that our corporate governance practices as described below are not prohibited by and are consistent with Indian law.
     (i) Rule 5250(d)(2) and Rule 5250 (d)(3) — Distribution of quarterly and interim reports
     In lieu of the requirements of Rule 5250(d)(2) and Rule 5250(d)(3), we follow Indian law, under which companies whose shares are not traded on any Indian stock exchange are not required to prepare and/or distribute quarterly and interim reports to shareholders. However, we have in the past regularly released copies of press releases and conference call transcripts relating to our quarterly results of operations by posting them on our website. Further, we furnish press releases relating to our quarterly results of operations with the SEC on Form 6-K and we currently intend to continue to do so.
     (ii) Rule 5605(b)(1) — Independent Directors
     In lieu of the requirements of Rule 5605(b)(1), we follow the Companies Act, which does not require that a majority of the Board of Directors of Indian companies be comprised of independent directors. Nevertheless, as of the date of this annual report, our Board has determined that four out of its seven members are independent.
     (iii) Rule5605(b)(2) — Executive sessions of Independent Directors
     In lieu of the requirements of Rule 5605(b)(2), we follow the Companies Act, which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Under the Companies Act, our Board of Directors as a whole is responsible for monitoring our business, although it is permitted to delegate specific responsibilities to designated directors or to non-director executive officers.
     (iv) Rule 5605(d) — Compensation of Officers
     In lieu of the requirements of Rule 5605(d), we follow Indian law, which requires companies to form a Compensation Committee in case of remuneration payable to specified managerial personnel by companies having no profits or inadequate profits. In such a case, a “Remuneration Committee” is required to be constituted for approving the payment of remuneration to certain specified “managerial personnel” as defined in the Companies Act. Such Remuneration Committee, if constituted for this purpose, should consist of at least three non-executive independent directors including nominee directors, if any. For purposes of the Companies Act “managerial personnel” include the company’s managing director, whole time director and manager, each as defined under the Companies Act.
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
     Three of our directors, Mr. Ajit Balakrishnan, Mr. Sridar Iyengar and Mr. Sunil Phatarphekar, receive remuneration from our wholly-owned US subsidiary Rediff Holdings, Inc., in their capacity as directors of that subsidiary. There is no restriction under Indian law on paying remuneration to directors of an Indian company having no profits or inadequate profits who are, at the same time, also directors of a non-Indian subsidiary.

     (v) Rule 5605(e) — Nomination of Directors
     In lieu of the requirements of Rule 5605(e), we follow the requirements of the Companies Act pursuant to which directors are required to be appointed by shareholders at their general meeting. In addition, under the Companies Act, our board can make appointments, subject to any regulations in a company’s articles of association, to fill any casual vacancies caused if the office of a director is vacated before his term of office has expired. Any person so appointed shall hold office only up to the date up to which the director in whose place he is appointed would have held office. Our board also has the power to appoint additional directors who shall hold office only up to the date of our next annual general meeting of the company. The Companies Act also allows our board to appoint an alternate director to act for a director during his absence for a period of not less than three months from the state in which the board meetings are ordinarily held. Finally, our Articles of Association states that Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold, singly or jointly, not less than 10.0% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.
     (vi) Rule 5620(c) — Quorum
     In lieu of the requirements of Rule 5620(c), we follow the Companies Act, under which a quorum for purposes of a meeting of the holders of our common stock is considered present as long as five of our members are present in person.
     (vii) Rule 5620(b) — Solicitation of Proxies
     As a foreign private issuer, we are not subject to Regulations 14A and 14C under the Securities and Exchange Act of 1934, as amended. As such, in lieu of the requirements of Rule 5620(b), we follow the requirements of the Companies Act. Section 176 of the Companies Act prohibits a company incorporated thereunder, such as us, from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 5620(b). However, in accordance with Indian law, we give written notices of all our shareholder meetings (containing a statement that a shareholder is entitled to appoint a proxy, or, where that is allowed, one or more proxies, to attend and vote instead of himself, and that a proxy need not be a member) to all our shareholders and we also furnish such notices with the SEC under Form 6-K.
     Other than as noted above, we intend to comply with all other applicable NASDAQ corporate governance standards.
Employees
     As of March 31, 2009, we had 323 employees and full-time consultants. Of such employees, 92 are in our shopping, sales and marketing teams, 82 are creative and editorial, 112 are dedicated to technology and product development,7are dedicated to production and circulation and 30 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by main category of activity:

	As at March 31,
Department	2007	2008	2009

Technology and Product Development	46	89	112
Sales and Marketing	134	128	92
Editorial	61	74	64
General & Administration	26	35	30
Creative	14	15	18
Production & Circulation	12	8	7

Total	293	349	323

Compensation
     Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2009, we did not pay any attendance fees to our directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors of our US subsidiaries receive compensation for their service on the boards of these subsidiaries.
     The following table sets forth details regarding compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2009;

Name	Salary and other compensation (US$)

Ajit Balakrishnan	200,000	(1)
Joy Basu	80,382
Sridar A. Iyengar	25,000	(1)
Sunil Phatarphekar	17,500	(1)

(1)	Each of Mr. Balakrishnan, Mr. Iyengar and Mr. Phatarphekar receive a salary from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited.
Employee Benefit Plans
Employee Stock Option Plan 1999
     Our 1999 Employee Stock Option Plan (the “1999 ESOP”) allows for the grant to our employees of warrants to purchase our Equity Shares. Each warrant granted gives the employee the right to purchase a specified number of our Equity Shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 232,300 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$6.53 (Rs.285) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 Equity Shares at a weighted average exercise price of US$2.25 (Rs.108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 Equity Shares from the employees who had left the Company. During the fiscal year ended March 31, 2003, warrants equivalent to 12,900 Equity Shares were forfeited due to the resignation of employees. During the fiscal year ended March 31, 2004, we granted additional warrants equivalent to the right to purchase 7,500 Equity Shares and during the same period, warrants equivalent to 22,975 Equity Shares were forfeited due to resignation of employees. During the fiscal years ended March 31, 2006 and 2007, we granted additional warrants equivalent to the right to purchase 30,000 Equity Shares and during the same period, warrants equivalent to 7,750 Equity Shares were forfeited due to resignation of employees. During the fiscal year ended March 31, 2008, warrants equivalent to 1,000 Equity Shares lapsed due to termination of the plan. During the fiscal years ended March 31, 2009 warrants equivalent to 17,000 Equity Shares at a weighted average exercise price of US$9.31 (Rs.474) per shares were expired.
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
2002 Stock Option Plan
     In January 2002, our Board of Directors approved the 2002 Stock Option Plan (“2002 plan”) which provides for the grant of incentive stock options and non-statutory stock options to our employees. All options under these plans are exercisable for our ADSs. Necessary approvals from the regulators in India have been obtained. During the fiscal year ended March 31, 2004, we made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of our Equity Shares were reserved for issuance under the 2002 plan. As of March 31, 2003, we had granted under the 2002 plan, warrants equivalent to the right to purchase 220,500 Equity Shares at an exercise price of Rs.109 per share. During the fiscal year ended March 31, 2004, we granted warrants equivalent to the right to purchase 116,000 Equity Shares at a weighted average exercise price of US$7.75 per share. During the same period, warrants equivalent to 32,225 Equity Shares were exercised and warrants equivalent to 69,250 Equity Shares were forfeited. During the fiscal year ended March 31, 2005, we granted warrants equivalent to the right to purchase 10,500 Equity Shares at a weighted average exercise price of US$10.98. During the same period, warrants equivalent to 52,625 Equity Shares were exercised and warrants equivalent to 4,875 Equity Shares were forfeited. During the fiscal years ended March 31, 2006 and 2007, we did not grant any awards under the 2002 plan. During the fiscal year ended March 31, 2007, warrants equivalent to 25,125

Equity Shares were exercised. During the fiscal year ended March 31, 2009, 500 warrants equivalent to 250 Equity Shares at a weighted average exercise price of US$10.78 were forfeited due to resignation of the employees.
     Unless otherwise determined by the Board of Directors, the warrants granted under the 2002 plan vest at a rate of 25% on each successive anniversary of the grant date, until fully vested. The options granted under the 2002 ADR plan vest at the rates set forth in every award.
2004 Stock Option Plan
     In June 2004, our Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provides for the grant of stock options to our employees. All options under the 2004 plan are exercisable for our ADSs. Unless terminated sooner, the 2004 plan will terminate automatically in January 2014. A total of 358,000 Equity Shares are currently reserved for issuance pursuant to the 2004 plan. During the fiscal year ended March 31, 2006, we granted warrants equivalent to the right to purchase 5,100 Equity Shares at a weighted average exercise price of Rs.655 (US$14.73) per share. During the same period, warrants equivalent to 51,910 Equity Shares were exercised and warrants equivalent to 47,125 Equity Shares were forfeited. During the fiscal year ended March 31, 2007, we granted 92,500 options equivalent to the right to purchase 46,250 Equity Shares at a weighted average exercise price of Rs.1,008 (US$23.13) per share. During the same period, warrants equivalent to 39,075 Equity Shares were exercised and warrants equivalent to 11,875 Equity Shares were forfeited. During the fiscal year ended March 31, 2008, 33,625 options equivalent to 16,812 Equity Shares were forfeited due to resignation of the employees. During the fiscal year ended March 31, 2009, 21,875 options equivalent to 10,938 Equity Shares at a weighted average exercise price of US$19.29 per share were forfeited due to resignation of the employees.
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
2006 Employee Stock Option Plan
     Our 2006 Employee Stock Option Plan (the “ESOP 2006”) allows for the grant to our employees of options to purchase our Equity Shares. Each option granted gives the employee the right to purchase a specified number of our Equity Shares under the ESOP 2006. The ESOP 2006 was adopted and approved by our Compensation Committee on June 20, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 150,000 Equity Shares were approved for issuance under the ESOP 2006. During the fiscal year ended March 31, 2007, we have granted 123,000 options under the ESOP 2006, equivalent to the right to purchase 123,000 Equity Shares at an exercise price of Rs.10 (US$0.23) per share. 58,000 and 65,000 options will vest at a rate of 25% and 20%, respectively, on each successive anniversary of the grant date, until fully vested. During the fiscal year ended March 31, 2008, options equivalent to 12,000 Equity Shares were forfeited at weighted average price of US$11.05 per share in the same fiscal year. In the fiscal year ended March 31, 2009, options equivalent to 25,725 Equity Shares were forfeited at a weighted average price of Rs.10 (US$0.23) per share due to resignation of the employees.
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
2006 ADR Linked Employee Stock Option Plan
     Our 2006 ADR Linked Employee Stock Option Plan (the “ADR Linked ESOP 2006”) allows for the grant to our employees of options to purchase our ADRs representing Equity Shares of the Company. Each option granted gives the employee the right to purchase a specified number of our ADRs under the ADR Linked ESOP 2006. The ADR Linked ESOP 2006 was adopted and approved by our Compensation Committee on October 3, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 335,000 Equity Shares (equivalent to 670,000 ADRs) were approved for issuance under the ADR Linked ESOP 2006. During the fiscal year ended March 31, 2007, we granted 281,500 options under the ADR Linked ESOP 2006, equivalent to the right to purchase 140,750 Equity Shares at an exercise price of Rs.1,207 (US$27.69) per share. These options will vest at a rate of 25% on each successive anniversary of the grant date until fully vested. During the fiscal year ended March 31, 2008, 32,500 options equivalent to 16,250 Equity Shares were issued at a weighted average price of US$31.78 per share. 15,750 options equivalent to 7,875 Equity Shares were forfeited at a weighted average price of US$11.05 per share in the same fiscal year. During the fiscal year ended March 31, 2009, 14,000 options equivalent to 7,000 Equity Shares were issued at a weighted average price of US$17.36 per share. In the same fiscal year 76,875 options equivalent to 38,438 Equity Shares were forfeited at a weighted average price of US$26.77per share due to resignation of the employees.
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
     The following tables set out the status of the gratuity plans and the amounts recognized in the Company’s financial statements for the fiscal years ended March 31, 2007, 2008 and 2009. The measurement date used is March 31 of the relevant fiscal year.

	Fiscal Years ended March 31,
	2007	2008	2009
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	105,679	198,777	286,524
Actuarial(gain) loss	81,386	12,708	9,659
Service cost	21,769	53,468	60,933
Interest cost	7,950	20,639	28,214
Benefits paid	(23,997)	(17,504)	(27,888)
Effect of exchange rate changes	5,990	18,436	(69,306)

Benefit obligation at the end of the year	198,777	286,524	288,136

     Net gratuity cost for the fiscal years ended March 31, 2007, 2008 and 2009 comprise of the following:

	Fiscal Years ended March 31,
	2007	2008	2009
	US$	US$	US$
Service cost	21,769	53,468	60,933
Interest cost	7,950	20,639	28,214
Recognized net actuarial (gain) loss	81,386	12,708	9,659

Net gratuity cost	111,105	86,815	98,806

     The assumptions used in accounting for gratuity in the fiscal years ended March 31, 2007, 2008 and 2009 were as follows:

	Fiscal Years ended March 31,
	2007	2008	2009
Discount rate	10%	9.25%	9.00%
Rate of increase in compensation	10% for first 5 years	10% for first 4 years	10% for first 3 years
	and 7% thereafter	and 7% thereafter	and 7% thereafter
Provident Fund
     Employees based in India and the Company each contributes at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$166,314, US$242,259 and US$232,714 for the fiscal years ended March 31, 2007, 2008 and 2009, respectively.
Compensated Absences
The Company provided the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences, considering anticipated forfeiture, in the year in which earned.

RELATED PARTY TRANSACTIONS
     Five of our largest shareholders beneficially hold an aggregate of approximately 59.9% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.
Advertising and Mobile Revenues
     During the fiscal years ended March 31, 2007, we earned advertising revenues of US$31,281, from Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit Balakrishnan and Mr. Diwan Arun Nanda are shareholders and directors and in which Mr. Sunil Phatarphekar is a director.
     During the fiscal year ended March 31, 2007, we earned mobile revenues of US$19,800 from OnMobile Asia Pacific Pvt. Ltd., a company in which Mr. Sridar Iyengar is a director.
Product Development Expenses
     During the fiscal years ended March 31, 2009 2008 and 2007, we incurred product development expenses (including amount capitalized) of US$62,647, US$310,094 and US$385,667, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.
     During the fiscal years ended March 31, 2009 and 2008, we incurred product development expenses (including amount capitalized) of US$16,616 and US$68,534 on account of services rendered by Eterno Infotech Private Ltd, an equity method investee.

EXCHANGE CONTROLS
Restrictions on Conversion of Rupees
     There are restrictions on conversion of Indian Rupees into U.S. dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the Rupee in relation to a weighted basket of currencies of India’s major trading partners. In February 1992, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxation in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.
     In December 1999, the Indian Parliament passed the Foreign Exchange Management Act (“FEMA”) , which replaced the earlier Foreign Exchange Regulation Act, 1973 (“FERA”). This legislation indicated a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.
     FEMA permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. FEMA has eased restrictions on current account transactions. However the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under FEMA to regulate various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.
Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds
     Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI, a person resident in India is not permitted to hold ADSs of an Indian company. ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, a dealer authorized by the Reserve Bank of India must be notified of the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, as well as of any renunciation by a non-resident in favor of a resident of India of the right to subscribe to such equity shares granted pursuant to a rights offering, provided the price for sale of such equity shares is in accordance with Reserve Bank of India pricing guidelines. If not, prior approval of the Reserve Bank of India is required for any such transfer. Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs, under certain circumstances, and the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through SEBI registered stock brokers in a domestic Indian stock market. As our Equity Shares are not listed on any Indian stock exchange, if you elect to surrender your ADSs and receive Equity Shares, you would be unable to redeposit outstanding Equity Shares with our Depositary and receive ADSs.
     Notwithstanding the foregoing, if a foreign investor were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership and may be subject to the portfolio investment restrictions and limitations. Further, foreign investors who withdraw their equity shares from the ADS program with the result that their direct or indirect holding in the company crosses certain thresholds specified in the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (“Takeover Code”), the shareholder may be required to make a public offer to the remaining shareholders of the company under the Takeover Code. For details see the section titled “Restriction on Foreign Ownership and Indian Securities”. Our shares are not listed on the Indian stock exchange and, therefore, we are not subject to the Takeover Code. If on conversion of our ADSs, an ADS holder does cross the specified threshold, he will not be required to make any public offer.
     Investors who seek to sell in India to resident Indians any Equity Shares withdrawn from the depositary facility will be subject to the pricing guidelines specified by the Reserve Bank of India for such sales and also be subject to certain reporting requirements and approval in certain circumstances if the investors desires to convert the Rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India. Prior approval of the Reserve Bank of India will be required in the event the price for any such sale does not comply with such pricing guidelines.
An Active or Liquid Market for Our ADSs Is Not Assured
     Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties. Although ADS owners are entitled to withdraw the Equity Shares underlying the ADSs from the depository facility at any time, subject to certain legal restrictions, there is no public market for our Equity Shares in India or elsewhere. Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs, under certain circumstances and the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADS, Equity Shares can be deposited for issuance of ADS only to the extent that (a) holders have surrendered ADS and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through SEBI-registered stock brokers in a domestic Indian stock market. Since our Equity Shares are unlisted, if you elect to surrender your ADS and receive Equity Shares, you may be unable to re-deposit our Equity Shares on an automatic basis under existing laws.
Restriction on Debt Issues
     Indian companies are permitted to raise debt in various forms (commonly referred to as “External Commercial Borrowing” or “ECB”) from internationally recognized sources such as international banks, international capital markets, multilateral financial institutions, export credit agents, suppliers of equipment, foreign collaborators and foreign equity holders, subject to the regulations laid down by the Reserve Bank of India in this regard. These regulations govern all the important aspects of ECBs including amount and maturity, all-in cost ceilings (including rate of interest and fees and expenses payable in foreign currency) end-use, security and prepayment/redemption.
Indian borrowers are allowed to raise up to US$20 million, in the event the minimum average maturity of the ECB is three years and up to US$500 million, in the event the minimum average maturity is five years, without Reserve Bank of India approval (the “automatic route”) so long as, inter alia, the following conditions are met.
•	“All-in cost” ceiling does not exceed 300 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity of three to five years, and 500 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity of more than five years. Borrowers proposing to avail of ECBs beyond the permissible all-in-cost ceilings must seek prior RBI approval.

•	Proceeds from ECBs may only be raised for permitted purposes, such as capital investments, overseas direct investment in a joint venture or a wholly-owned foreign subsidiary. ECB proceeds cannot be used for on-lending, for investing in capital markets and real estate, for working capital and general corporate purposes or for refinancing existing domestic loans.

•	ECBs may be secured by assets of the borrower subject to compliance with the relevant regulations issued by the Reserve Bank of India.

•	Pre-payment or redemption of ECBs prior to maturity in amounts up to US$500 million is permitted without prior Reserve Bank of India approval, provided that any such prepayment and redemption can only be undertaken if the same complies with the stipulated average maturity period of three years, in the case an ECB of up to US$20 million, and five years, in the case of an ECB of up to US$500 million.

•	Preference shares and convertible debentures that are not mandatorily and fully convertible into equity shares would be treated as ECBs for all purposes under the law.
     All proposals for the issuance of ECBs that do not fall into the parameters set out above will need the approval of the Reserve Bank of India.
     The maximum amount of ECBs that may be raised by an eligible borrower under the automatic route is US$500 million, or its equivalent, during a single financial year. The primary responsibility to ensure that ECBs raised/utilized are in conformity with the RBI instructions is that of the borrower and any contravention of the RBI guidelines will be viewed seriously and may invite penal action.
     In December 2008, the RBI has permitted Indian companies to prematurely buy back their bonds or Foreign Currency Convertible Bonds (“FCCBs”) , subject to compliance with the terms and conditions set out thereunder, which are:
•	the buyback value of the FCCB shall be at a minimum discount of 15 per cent on the book value;

•	the funds used for the buyback shall be out of existing foreign currency funds held either in India (including funds held in Exchange Earners’ Foreign Currency Account (“EEFC”) account) or abroad and / or out of fresh ECB raised in conformity with the current ECB norms; and

•	where the new ECB is co-terminus with the outstanding maturity of the original FCCB and is for less than three years, the all-in-cost ceiling should not exceed 6 months Libor plus 200 bps, as applicable to short term borrowings.
     The RBI also permitted Indian companies to buy back their bonds or FCCBs under the approval route, subject to compliance with the following conditions:
•	the buyback value of the FCCB shall be at a minimum discount of 25, 35 or 50 (as the case may be) per cent on the book value;

•	the funds used for the buyback shall be out of internal accruals, to be evidenced by Statutory Auditor and designated AD Category — I bank’s certificate; and

•	the total amount of buyback shall not exceed USD 100 million of the redemption value, per company.
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

Fungibility of ADSs
Pursuant to the directions issued by the RBI on the two-way fungibility of ADSs, a person resident outside India is permitted to purchase, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:
•	the shares of the Indian company are purchased on a recognized stock exchange in India;

•	the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs and such shares are deposited with the custodian after purchase;

•	the Indian company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADSs;

•	the number of shares of the Indian company so purchased does not exceed the ADSs converted into underlying shares; and

•	compliance with the provisions of the ADR Scheme and the guidelines issued thereunder.
Sponsored ADR Schemes
From November 23, 2002, the Reserve Bank of India has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADRs against the block of existing shares of the Indian company, subject to the following conditions:
•	The facility to sell the shares would be available pari passu to all categories of shareholders.

•	The sponsoring company whose shareholders propose to divest existing shares in the overseas market through issue of ADRs will give an option to all its shareholders indicating the number of shares to be divested and mechanism how the price will be determined under the ADR norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings.

•	The proposal for divestment of the shares would have to be approved by a special resolution of the Indian company.

•	The proceeds of the ADR issue raised abroad shall be repatriated into India within a period of one month from the closure of the issue. However, the proceeds of the ADR issue can also be retained abroad to meet the future foreign exchange requirements of the company.

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
     The number of outstanding Equity Shares as of March 31, 2009, was 14,615,800. We have been informed by our depository that as of March 31, 2009, there were approximately 25 record holders of ADRs evidencing 8,907,200 ADSs (representing 4,453,600 Equity Shares) in the United States.
     The tables below set forth high and low trading prices for our ADSs on the NASDAQ National Market (now the NASDAQ Global Market) until June 24, 2002, on the NASDAQ Capital Market from June 24, 2002 to October 6, 2006 and on the NASDAQ Global Market since October 9, 2006.
Annual and Quarterly high-low price history:

	Price Per ADS
	(in U.S. dollars)
	High	Low

Fiscal year ended March 31, 2005	15.47	5.25
Fiscal year ended March 31, 2006	33.75	6.07
Fiscal year ended March 31, 2007	25.00	11.16
Fiscal year ending March 31, 2008
First Quarter (April 2007 to June 2007)	19.20	15.90
Second Quarter (July 2007 to September 2007)	27.50	13.68
Third Quarter (October 2007 to December 2007)	20.13	10.25
Fourth Quarter (January 2008 to March 2008)	11.29	6.46
Fiscal year ending March 31, 2009
First Quarter (April 2008 to June 2008)	9.77	6.19
Second Quarter (July 2008 to September 2008)	7.71	4.00
Third Quarter (October 2008 to December 2008)	4.19	1.90
Fourth Quarter (January 2009 to March 2009)	2.38	1.40
Fiscal year ending March 31, 2010
First Quarter (April 2009 to June 30, 2009)	4.50	1.75
Second Quarter (July 01, 2009 to August 31, 2009)	3.57	2.16
Monthly high-low price history for previous six months:

	Price Per ADS
	(in U.S. dollars)
Previous six months	High	Low

March 2009	2.03	1.40
April 2009	2.35	1.75
May 2009	4.50	2.16
June 2009	3.79	2.30
July 2009	3.20	2.16
August 2009	3.57	2.75

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
     As of June 1, 2000, foreign investment in and divestment from Indian securities have been regulated by the provisions of Foreign Exchange Management Act (“FEMA”) , the notifications and regulations issued by the Reserve Bank of India thereunder, and the rules made by the Ministry of Finance of the Government of India. A summary of the regulatory environment for foreign investment in India is provided below.
     The RBI issued the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, as amended (the “Regulations”) to regulate the issuance of Indian securities including American depositary receipts to persons resident outside India and the transfer of Indian securities by or to persons resident outside India.
     The Regulations provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in the FEMA and the rules and regulations made thereunder or as permitted by the Reserve Bank of India.
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
Foreign Direct Investment
     Currently, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, including investment in the ADSs, does not require prior approval of the Government of India or the Reserve Bank of India, although a declaration in the prescribed form, detailing the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. The Government of India has indicated that in all cases the Reserve Bank of India would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.
Transfer of Shares of an Indian company by a Person Resident outside India
     Subject to the limitations set forth below, a person resident outside India may transfer the shares held by him in Indian companies in accordance with the Regulations. A person not resident in India (a “non-resident Indian”) may transfer, by way of sale, the shares held by him to any other person resident outside India without the prior approval of the RBI. A non-resident Indian may transfer the shares held by him, by way of sale, only to another non-resident Indian without the prior approval of RBI. However, Foreign Investment Promotion Board (“FIPB”) approval is required if the person acquiring the shares has a previous venture or tie up in India in the same field in which the company whose shares are being transferred is engaged, except if the investment is by venture capital funds registered with Securities and Exchange Board of India (“SEBI”) or the investment of one of the parties in the existing joint venture is less than three per cent or the existing venture is either defunct or a “sick industrial company”, i.e. an industrial company with accumulated losses equal to or exceeding its net worth.

     Person’s resident outside India may also transfer shares or convertible debentures in Indian companies held by them to a person resident in India by way of gift, without prior approval of the RBI. Further, the RBI has vide A.P. (DIR Series) Circular No.16 dated 4 October 2004 granted general permission for the transfer of shares by a person resident outside India to a person resident in India (and vice versa) subject to compliance with certain terms, conditions and reporting requirements.
     Pursuant to recent amendments, subject to certain RBI pricing guidelines, no RBI approval is required for the sale by a person resident outside India to a person resident in India of underlying shares withdrawn from an ADR program. If certain conditions are met, the prescribed procedure is followed and a confirmation from the authorised dealer is obtained in the prescribed form in respect of the transfer of shares.
     In the event of a sale of the underlying shares withdrawn from an ADR program, remittance overseas of the proceeds from such sale is permitted.
     The following investments require the prior permission of the FIPB:
(i)	investments in excess of specified sectoral caps or in sectors in which foreign direct investment is not permitted or in sectors which specifically require approval of the FIPB;

(ii)	investment by any foreign investor who has or had any existing joint venture or technology transfer or trademark agreement in India in the same field as the Indian company in which the foreign direct investment is proposed. However, no prior approval is required if:
(a)	the investor is a venture capital fund registered with SEBI,

(b)	in the existing joint venture, investment by either of the parties is less than 3%, or

(c)	the existing joint venture or collaboration is either defunct or a “sick industrial company”; In so far as joint ventures entered into after January 12, 2005, the joint venture agreement may include a “conflict of interest” clause to help safeguard the interests of the joint venture partners in the event one of the partners desires to set up another joint venture or a wholly-owned subsidiary in the same field of economic activity.
(iii)	The activity of the issuer company does not require an industrial license under the provisions of the Industries (Development & Regulation) Act, 1951 or under the location policy notified by Government of India under the Industrial Policy of 1991, as amended from time to time.

(iv)	All proposals relating to the acquisition of existing shares of an Indian company by a foreign investor (including a non-resident Indian) beyond specified sectoral caps or in sectors in which FDI is not permitted or in case such proposals do not comply with certain RBI pricing guidelines.
(v)
     The RBI has consolidated its various circulars on foreign investments in India, in a Master Circular No. 02/2008-09 dated July 1, 2008, summarizing the current regulatory provisions as amended from time to time:
     Pursuant to the Master Circular, foreign investment in any form is prohibited in a company or a partnership firm or a proprietary concern or any entity, whether incorporated or not (such as trusts), which is engaged or proposes to engage in the following activities:
(i)	business of “chit” fund;

(ii)	“nidhi” company;

(iii)	agricultural or plantation activities;

(iv)	real estate business or construction of farm houses; or

(v)	trading in Transferable Development Rights (“TDRs”).
     Real estate business does not include the development of townships, construction of residential/commercial premises and roads or bridges. Partnership firms / proprietorship concerns having investments pursuant to FEMA regulations are not allowed to engage in the print media sector.
     In addition to the above, investment in the form of foreign direct investment is also prohibited in certain sectors such as:
a)	retail trading;

b)	atomic energy;

c)	lottery business;

d)	gambling and betting; and

e)	agriculture (excluding floriculture, horticulture, development of seeds, animal husbandry, pisiculture and cultivation of vegetables, mushrooms etc. under controlled conditions and services related to agro and allied sectors) and plantations (other than tea plantations).
     The Ministry of Finance, in its notification dated April 30, 2007, categorized as debt all foreign investment in the form of preference shares (other than fully convertible preference shares), such as nonconvertible, optionally convertible or partially convertible, and mandated that such investments conform with the ECB Guidelines. Foreign investment in the form of fully convertible preference shares is treated as part of share capital. Such investment is included in calculating foreign equity for purposes of sectoral caps on foreign equity, where such caps have been prescribed.
Pricing
     The price of shares of an Indian company listed on any recognized stock exchange in India and issued to non-residents under the foreign direct investment Scheme on an automatic basis, cannot be less than the price established in accordance with the applicable guidelines issued by the SEBI. Where an Indian company is not listed on any recognized stock exchange in India, the minimum issue price of the shares would be based on a fair valuation of shares done by a chartered accountant as per the guidelines issued by the former Controller of Capital Issues.
     Every Indian company issuing shares or convertible debentures in accordance with the Regulations is required to submit a report to the RBI within 30 days of receipt of the consideration and another report within 30 days from the date of issue of the shares, in the prescribed form, to the non-resident purchaser.
     The above description applies only to a primary issuance of shares or convertible debentures by, and not to a transfer of shares of, an Indian company.
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
Portfolio Investment by Non-Resident Indians
     A variety of methods for investing in shares of Indian companies are available to non-resident Indians. Subject to certain terms and conditions, these methods allow non-resident Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. Under the Portfolio Investment Scheme, an non-resident Indian can purchase up to 5% of the paid-up value of the shares issued by a company, subject to the condition that the aggregate paid-up value of shares purchased by all non-resident Indians do not exceed 10% of the paid-up capital of the company (which can be raised to 24% by a resolution of the shareholders of a company). The total holding of all FIIs in a company is subject to a cap of 24% of the total paid-up capital of a company, which can be increased to the relevant statutory cap/ceiling in respect of the said company with the passing of a special resolution by the shareholders of the company in a general meeting. In addition to portfolio investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.
     Overseas Corporate Bodies, at least 60% of which are owned by non-resident Indians (Overseas Corporate Bodies), were allowed to invest into Indian companies by way of portfolio investment. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations. However entities owned by Non-Resident Indians (which were formerly classified as Overseas Corporate Bodies) continue to enjoy all facilities available to other foreign investors.
Portfolio Investment by Foreign Institutional Investors
     The Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, as amended (“Foreign Institutional Investor Regulations” or “FII Regulations”) enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers referred to as Foreign Institutional Investors, or FIIs, to make portfolio investments in all securities of listed and unlisted companies in India. Investments by registered Foreign Institutional Investors or non-resident Indians made through a recognized stock exchange are known as Portfolio Investments. Foreign institutional investors wishing to invest and trade in Indian securities in India under these guidelines are required to register with the SEBI. General permission has been granted by the RBI to FIIs to invest and trade in Indian securities and no separate application has to be made in this respect. However, since the SEBI provides a single window clearance, a single application must be made to the SEBI. Foreign institutional investors are not necessarily required to register with the SEBI as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above, but in order to make Portfolio Investments freely and to remit funds into and outside India without an approval for each remittance, registration as an FII or as a ‘sub-account’ of an FII is necessary.
     Foreign institutional investors, who are registered with the SEBI, are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or Foreign Institutional Investor Regulations. A registered FII may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. An FII may not hold more than 10% of the total issued capital of a company in its own name, a corporate/individual sub-account of the FII may not hold more than 5% of the total issued capital of a company and a broad based sub-account of the FII may not hold more than 10% of the total issued capital of a company. The total holding of all FIIs in a company is subject to a cap of 24% of the total paid-up capital of a company, which can be increased to the relevant statutory cap/ceiling in respect of the said company with the passing of a special resolution by the shareholders of the company in a general meeting.
     FIIs are also permitted to purchase shares and debentures, subject to FII limits, of an Indian company either through:
•	a public offer, where the price of the shares to be issued is not less than the price at which the shares are issued to the residents; or

•	by way of a private placement, where the price is not less than the price according to the terms of the relevant guidelines or the guidelines issued by the former Controller of Capital Issues.
     Regulation 15A of the SEBI Regulations provides that an FII or sub-account may issue, deal in or hold, offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed, on any stock exchange in India, only in favour of those entities which are regulated by any relevant regulatory authority in the countries of their incorporation or establishment, subject to compliance with a “know your client” requirement. An FII or sub-account is also to ensure that no further downstream issue or transfer of any offshore derivative instrument is made to any person other than a regulated entity. SEBI has made amendments to the Regulations, by adding Section 15A effective on 3 February 2004, to incorporate such changes. SEBI has pursuant to its circular dated 19 February 2004 clarified that the following entities would be deemed to be regulated entities for the purpose of Section 15A of the SEBI (Foreign Institutional Investors) Regulations, 1995:
(a)	any entity incorporated in a jurisdiction that requires filing of constitutional and/or other documents with a registrar of companies or comparable regulatory agency or body under the applicable legislation in that jurisdiction;

(b)	any entity that is regulated, authorized or supervised by a central bank or any other similar body in any country, state or authority, provided that the entity must not only be authorized but also be regulated by the aforesaid;

(c)	any entity that is regulated, authorized or supervised by a securities or futures commission in any country, state or territory;

(d)	any entity that is a member of a self-regulating securities or futures authority or commission within any country, state or territory, provided that the aforementioned organizations which are in the nature of self-regulating organizations are ultimately accountable to their respective securities or financial markets regulators; and

(e)	any individual or entity (such as a fund, trust, collective investment scheme, investment company or limited partnership) whose investment advisory function is managed by an entity satisfying the criteria of (a), (b), (c) or (d) above.
     Historically, all FIIs issuing offshore derivatives or other financial instruments against underlying Indian securities were obliged to report any issuance, renewal, cancellation or redemption of the aforesaid instruments to SEBI every two weeks. However, in its circular dated 2 April 2004, SEBI advised all FIIs to change the frequency of submission of the report from bi-weekly to monthly. SEBI has specified that these submissions should be made by the seventh calendar day of the month following the relevant period. In addition and as a result of the 2 April 2004 circular, FIIs who have not traded and have no outstanding investments in Indian securities during a particular month (or reporting period) are not required to submit “any” reports for such period.
     Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act, 1961. There is uncertainty under Indian law as to the tax regime applicable to foreign institutional investors that hold and trade ADSs. As such, FIIs are urged to consult with their Indian legal and tax advisors before making an investment in ADSs issued by an Indian company.
     In addition to making portfolio investments in Indian companies, foreign institutional investors may make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.
Takeover and Insider Trading Regulations
     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of an Indian public listed company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 15% or more of such shares or voting rights or a change in control of the company, the acquirer must make an open offer to the other shareholders, offering to purchase at least 20% of the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder may be subject to the Takeover Code; if the shareholding of the ADS holder exceeds 15% of the paid up capital of the Indian company and the Indian company is listed in India. Similar disclosures must be made under the SEBI (Prohibition of Insider Trading), Regulations, 1992, or Insider Trading Regulations, if the equity shares of the Indian company are listed on a recognized stock exchange in India. So long as our Equity Shares are unlisted in India, the provisions of the Takeover Code and the Insider Trading Regulations will not be applicable.
Qualified Institutional Placement under the SEBI Disclosure and Investor Protection (DIP) Guidelines
     In order to make Indian markets more competitive and efficient, the Government of India introduced an additional instrument for listed companies to raise funds from domestic markets in the form of a Qualified Institutional Placement, or QIP. Key features of the QIP program are as follows:
•	Issuers. A company whose equity shares are listed on an Indian stock exchange with nationwide trading terminals and which is in compliance with the prescribed requirements of minimum public shareholding in its listing agreement will be eligible to raise funds in the domestic market by placing securities with Qualified Institutional Buyers, or QIBs.

QIBs are defined as:
•	Public financial institution as defined in Section 4A of the Companies Act;

•	Scheduled commercial banks;

•	Mutual funds;

•	FIIs registered with SEBI;

•	Multilateral and bilateral development financial institutions;

•	Venture capital funds registered with SEBI;

•	Foreign venture capital investors registered with SEBI;

•	State industrial development corporations;

•	Insurance companies registered with the Insurance Regulatory and Development Authority;

•	Provident funds with minimum corpus of Rs.250 million; or

•	Pension funds with minimum corpus of Rs.250 million.
•	Securities: Securities which can be issued through the QIP program are equity shares, fully convertible debentures (FCDs), partly convertible debentures (PCDs) (nonconvertible debentures (NCDs) with warrants or any securities (other than warrants), which are convertible into or exchangeable with equity shares (hereinafter referred to as “specified securities”). A security which is convertible into or exchangeable with equity shares at a later date, may be converted or exchanged into equity shares at any time after allotment of security but not later than sixty months from the date of allotment. The specified securities shall be made fully paid up at the time of allotment.

•	Investors/Allottees: The specified securities can be issued only to QIBs, as defined above. Such QIBs shall not be promoters or related to promoters of the issuer, either directly or indirectly. Each placement of the specified securities issued through the QIP program shall be on a private placement basis, in compliance with the requirements of the Companies Act and the DIP Guidelines. A minimum of 10% of the securities in each placement shall be allotted to mutual funds. If no mutual fund agrees to take up the minimum portion or any part thereof, such minimum portion or part thereof may be allotted to other QIBs.

•	Issue Size: The aggregate funds that can be raised through the QIP program in one financial year shall not exceed five times of the net worth of the issuer as of the end of its previous financial year.

•	Placement Document: The issuer shall prepare a placement document containing all the relevant and material disclosures. There will be no pre-issue filing of the placement document with SEBI. The placement document will be placed on the websites of the relevant Indian stock exchanges and of the issuer, with appropriate disclaimer to the effect that the placement is meant only for QIBs on a private placement basis and is not an offer to the public.

•	Pricing: The price of the shares issued under the QIP program must not be less than the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the two weeks preceding the relevant date. “Relevant date” has been defined to mean the date of the meeting in which the Board of the company or the Committee of Directors duly authorised by the Board of the company decides to open the proposed issue. The issue price is subject to adjustment in case of corporate actions such as stock splits, rights issues and bonus issues.
     Because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

PRINCIPAL SHAREHOLDERS
The following table provides information relating to the beneficial ownership of our equity shares for:
•	each of the executive officers named in the summary compensation table and each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially		Shares Beneficially		Shares Beneficially
	Owned		Owned		Owned
	As of May 29, 2009		As of August 6, 2008		As of August 16, 2007
	Number	Percent of
	of	total		Percent of	Number of	Percent of
	Equity	Equity	Number of	total Equity	Equity	total Equity
	Shares	Shares	Equity	Shares	Shares	Shares
Name of Beneficial Owner	held	outstanding	Shares held	outstanding	held	outstanding
Officers and Directors
Ajit Balakrishnan(1)(1A) (1B) (1C)	3,463,982	23.70%	3,463,982	23.70%	3,463,982	24%

Diwan Arun Nanda (1)	3,444,742	23.57%	3,444,742	23.57%	3,444,742	24%

All Directors and Officers as a Group (2 persons)	6,920,724	47.27%	6,920,724	47.27%	6,908,724	48%

OtherShareholders holding more than 5 % shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	15%	2,200,002	15%	2,200,002	15%
Draper-India International	2,200,000	15%	2,200,000	15%	2,200,000	15%
Queenswood Investments Ltd	2,008,000	14%	2,008,000	14%	2,008,000	14%

Notes:

(1)	Includes 2,200,002 Equity Shares held by Rediffusion Holdings Private Limited, previously called Rediffusion Advertising Private Limited, of which Ajit Balakrishnan is a 50.0% shareholder and Director and Diwan Arun Nanda is a 50.0% shareholder and Director.

(1A)	Includes 144,540 Equity Shares held by Quintrol Technologies Private Limited, of which Ajit Balakrishnan is a director as well as a 99.9% stockholder.

(1B)	Includes 5,300 ADSs of the Company held by Mr. Ajit Balakrishnan.

(1C)	Includes 33,200 ADSs of the Company held by A B Technologies, LLC a New York limited liability company, with respect to which Mr. Balakrishnan holds a position as the Managing Member as well as 99.9% stockholder.

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
     Ashok Narasimhan, a director of the Company, holds 6,000 equity shares which resulted from the exercise of the stock options.
     Our ADSs are currently listed and traded on the NASDAQ Global Market and each ADS is represented by one-half of one Equity Share of par value of Rs.5 per share.
     Our ADSs are registered pursuant to Section 12(g) of the Securities Act. We have been informed by our depository that as of June 1, 2009, 8,907,200 ADSs were held by approximately 25 record holders of ADRs in the United States.

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

Service Tax
     Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 10.30%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority. Payments received in India in convertible foreign exchange are currently exempted from the levy of service tax provided certain conditions are satisfied.
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
     Under the supervision and with the participation of our management, including our Chairman, who serves as our Principal Executive Officer, and our Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2009. In making this assessment, our management primarily used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Based on such assessment, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2009.

     Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2009.
Changes in Internal Controls over Financial Reporting
     During the period covered by this annual report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells, Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2007, 2008 and 2009.

	Fiscal year ended March 31,
	2007	2008	2009
	US$	US$	US$
Audit Fee	116,742	224,070	160,448
Audit-Related Fees	5,597	—	—
Tax Fees	16,538	23,620	16,476
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
     Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Reserve Bank of India publish the exchange rate on each date. The published rate on March 31, 2009 was Rs.50.95 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have been performed using rates specified by the Reserve Bank of India.

ADDITIONAL INFORMATION
Memorandum and Articles of Association
Objectives and Purposes
     The main objective as stated in our Memorandum of Association is to carry on and undertake the business of providing online information services in various languages via electronic and other forms of communications for local and other subscribers in India and abroad and to deal in all the materials connected therewith. For purposes of carrying out this main objective, we are also authorized under our Memorandum of Association to carry on and undertake the business of publishers of dailies, weeklies, fortnightly, newspapers, periodicals, journals, magazines, directories, souvenirs, year-books and other literary works in the electronic and other forms in any language and on any subject and marketing including export markets, sell/distribute such published items to subscribers in India and abroad.
Description of Share Capital
     The following description of our share capital does not purport to be complete and is subject to and qualified in its entirety by the Company’s Articles of Association and Memorandum of Association, as amended, the provisions of the Companies Act, as currently in effect, and other applicable provisions of Indian law.
Share Capital
     Our authorized share capital is 24,000,000 Equity Shares, par value Rs.5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2009, 14,615,800 Equity Shares were issued and outstanding.
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
Dividends
     Under the Companies Act, unless our Board of Directors recommends the payment of dividends, we may not declare dividends. Similarly, under our Amended and Restated Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares. The SEBI recently mandated that listed companies must declare dividends on a per share basis, so that there is clarity on the exact returns shareholders receive from equities on their equity ownership. Any dividend recommended by the Board of Directors subject to the limitations described above, will be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. The Board of Directors may also declare interim dividends and the amount of dividends, including interim dividends, is required to be deposited in a separate bank account within five days from the date of declaration of such dividends. If such dividend, including interim dividend, has not been paid or claimed within 30 days of declaration of such dividend, we are required to transfer the total amount of dividend which remains unpaid or unclaimed within seven days of the expiry of the 30 day period, to a special bank account. Under the Companies Act if a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of the dividend, each director of the company, if he is knowingly a party to the default, will be punishable with imprisonment and also liable to fines. Pursuant to our Amended and Restated Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to Equity Shares issued during a particular fiscal year (including any Equity Shares underlying ADS issued to the Depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year will be on a pari passu basis to the outstanding Equity Shares. Under the Companies Act, dividends can only be paid in cash to the registered shareholder (or to his order or his banker’s order) at a record date fixed on or prior to the annual general meeting.
     Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend, the Companies Act requires that we provide for depreciation in accordance with the Companies Act and also transfer to our reserves a minimum percentage of our profits for that year, ranging between 2.5% to 10.0%, depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, dividends may be declared for such year out of the company’s accumulated profits, subject to the following conditions:
•	the rate of the dividend to be declared shall not exceed 10.0% of the company’s its paid up capital or the average of the rate at which dividends were declared by the company in the previous five years, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves shall not exceed an amount equivalent to 10.0% of itsthe company’s paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 15.0% of itsthe company’s paid up capital.
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

Annual General Meetings of Shareholders
     We must convene an annual general meeting of shareholders within 15 months of the previous annual general meeting or within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10.0% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our company secretary pursuant to a resolution of the Board. Written notice setting out the agenda of the meeting must be given at least 21 days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend and vote at such meeting.
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
     Pursuant to the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, issued on March 9, 2001, by the Department of Company Affairs, Government of India, a company limited by shares is authorized to issue shares with differential voting rights if the articles of association of the company so authorizes. Our Amended and Restated Articles of Association do not authorize issuance of shares with differential voting rights.
     Pursuant to Section 192A of the Companies Act, a listed public company must pass certain corporate resolutions, as notified by the Central Government, only through postal ballot. Since as of the date of this report, the Company is not a “listed public company”, the provisions of Section 192A of the Companies Act do not currently apply to us.
     Holders of our ADS may exercise voting rights only through a depositary, unlike an owner of Equity Shares, who can exercise voting rights directly. An owner of ADS generally will have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the Equity Shares represented by the ADS. Owners of ADS have no rights pursuant to the Companies Act, under which we were incorporated, and are limited to those rights granted to them pursuant to the deposit agreement.
     It is our expectation that our Depositary will forward notices of shareholders’ meetings to the ADS holders together with information explaining how to instruct the Depositary to exercise the voting rights on the Equity Shares represented by ADS. If the Depositary timely receives voting instructions from an owner of ADS, it will endeavor to vote the securities represented by those ADS in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received from owners of a majority of the ADS for which the depositary bank receives voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of ADS will receive voting materials in time to enable them to return voting instructions to the depositary bank in a timely manner.
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
Disclosure of Ownership Interest
     Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs.1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADS, investors who exchange ADS for the underlying Equity Shares will be subject to the restrictions of Section 187C. The provisions of Section 187C of the Companies Act do not, however, apply to a trustee holding shares of a company for the benefit of the beneficiaries of a trust.
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
     Washington, D.C. 20549
     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1800-SEC-0330.
     Copies of these materials can also be obtained upon written request from the U.S. Securities and Exchange Commission, Office of Investor Education and Assistance, by mail: 100 F Street, NE, Washington, D.C. 20549, or by e-mail: PublicInfo@sec.gov
     The SEC maintains a website at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
     Additionally, documents referred to in this Form 20-F may be inspected at our registered office, which is located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road, Mahim (West), Mumbai 400 016, India.

EXHIBIT INDEX

Exhibit No.	Description of Document

*1.1	Articles of Association, as amended.

*1.2	Memorandum of Association, as amended.

*1.3	Certificate of Incorporation, as amended.

*2.1	Form of Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depository Receipt).

*2.2	Rediff.com’s specimen certificate for equity shares.

*2.3	Amended and Restated Shareholder Rights Agreement dated February 24, 2000 between Rediff.com and the shareholders of Rediff.com.

*4.1	1999 Employee Stock Option Plan.

*4.2	1999 Associate Stock Option Plan.

***4.3	2002 Stock Option Plan.

****4.4	2004 Stock Option Plan.

*******4.5	2006 Employee Stock Option Plan.

********4.6	2006 ADR Linked Employee Stock Option Plan.

*4.7	Form of Indemnification Agreement.

*******4.8	Indemnification Agreement dated November 8, 2005 between Rediff.com and Sridar A. Iyengar.

*******4.9	Indemnification Agreement dated November 8, 2005 between Rediff.com and Ashok Narasimhan.

*******4.10	Indemnification Agreement dated November 8, 2005 between Rediff.com and Pulak Chandan Prasad.

*******4.11	Indemnification Agreement dated November 8, 2005 between Rediff.com and Joy Basu.

*4.12	Sublease dated July 5, 1999 between Shreenathji Balaji Computech Private Limited and Rediff.com.

*4.13	Letter Agreement dated December 28, 1998 between Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.

*4.14	Promoters Agreement dated January 9, 1996 between Ajit Balakrishnan and Diwan Arun Nanda.

**4.15	Stock Purchase Agreement among Rediff.com, ValuCom and shareholders of ValuCom dated March 21, 2001.

**4.16	Stock Purchase Agreement among Rediff.com, India Abroad and shareholders of India Abroad dated March 21, 2001, as amended on April 27, 2001.

**4.17	Amended and Restated Agreement and Plan of Reorganization among Rediff.com, Thinkindia.com, Inc., Rediff Holdings, Inc., the principal stock holders of Think India and certain other parties thereto dated February 27, 2001.

*****4.18	Agreement for sale of assets of Value Communications Corporation dated April 8, 2004.

******4.19	Underwriting Agreement dated November 9, 2005 between Rediff.com and Deutsche Bank Securities Inc.

†12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†13.1	Certification of Principal Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†13.2	Certification of Principal Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-37376).

*	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2001.

***	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2003.

****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on December 30, 2004.

*****	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2004.

******	Incorporated by reference to exhibits filed with the Registrant’s Form 6-K filed on November 9, 2005.

*******	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2006.

********	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2007.

†	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Rediff.com India Limited
Mumbai, India
     We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2009. Our audits also included the financial statement schedule included as Schedule II. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and the financial statement schedule based on our audits.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 10, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India
September 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Rediff.com India Limited
Mumbai, India
     We have audited the internal control over financial reporting of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2009 and our report dated September 10, 2009, expressed an unqualified opinion on those financial statements and schedule.
/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India
September 10, 2009

REDIFF.COM INDIA LIMITED
CONSOLIDATED BALANCE SHEETS
as of March 31, 2008 and 2009

	2008	2009
	US$	US$
Assets
Current Assets
Cash and cash equivalents	59,032,690	45,521,173
Trade accounts receivable (net of allowances of US$3,540,173 and US$3,935,812 as of March 31, 2008 and 2009, respectively)	12,036,874	6,418,615
Prepaid expenses and other current assets (See Note 4)	3,138,545	2,405,421

Total current assets	74,208,109	54,345,209
Property, plant and equipment — net (See Note 5)	14,384,360	7,925,807
Investments in equity method investees	581,054	1,740,457
Goodwill (See Note 7)	7,314,468	2,000,000
Recoverable taxes	4,278,241	4,728,393
Other non-current assets	1,083,677	1,233,381

Total assets	101,849,909	71,973,247

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities (See Note 8)	9,313,979	6,020,080
Customer advances and unearned revenues	1,684,186	1,268,845

Total current liabilities	10,998,165	7,288,925
Other non- current liabilities	701,273	677,323

Total liabilities	11,699,438	7,966,248

Commitments and contingencies (See Note 19)

Shareholders’ Equity
Equity shares: par value — Rs.5, Authorized:
24,000,000 equity shares as of March 31, 2008 and 2009 ; Issued and outstanding: 14,615,800 equity shares and 14,615,800 equity shares as of March 31, 2008 and 2009, respectively	1,735,105	1,735,105
Additional paid- in- capital	125,849,756	127,014,384
Accumulated other comprehensive income (loss)	5,303,652	(10,746,318)
Accumulated deficit	(42,738,042)	(53,996,172)

Total shareholders’ equity	90,150,471	64,006,999

Total liabilities and shareholders’ equity	101,849,909	71,973,247

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For each of the years ended March 31, 2007, 2008 and 2009

	2007	2008	2009
	US$	US$	US$
Revenues
India Online	20,759,227	23,649,363	19,707,381
U.S. Publishing	7,916,298	8,599,840	5,722,571

Total revenues	28,675,525	32,249,203	25,429,952

Cost of revenues
India Online	2,357,178	2,961,442	3,441,736
U.S. Publishing	3,059,138	3,038,119	2,864,552

Total cost of revenues	5,416,316	5,999,561	6,306,288

Operating expenses
Sales and marketing	5,856,640	6,892,522	5,303,783
Product development	3,845,304	5,983,067	6,412,705
Depreciation and amortization	3,105,878	5,902,705	6,248,129
General and administrative	7,387,144	8,989,078	8,943,852
Goodwill impairment (See Note 7)	—	—	5,314,468
Long-lived assets impairment (See Note 5)	—	—	2,528,261
Foreign exchange (gain) loss, net	(133,873)	601,137	(92,393)

Total operating expenses	20,061,093	28,368,509	34,658,805

Operating income (loss)	3,198,116	(2,118,867)	(15,535,141)

Other income (expense), net
Interest income	3,726,222	5,509,753	4,515,997
Investment impairment	—	—	(109,842)
Miscellaneous income	121,264	1,950,720	44,065

Total other income (expense), net	3,847,486	7,460,473	4,450,220

Income (loss) before income taxes and equity in net earnings of equity method investees	7,045,602	5,341,606	(11,084,921)
Income tax expense	(83,074)	(433,374)	(40,000)
Equity in net earnings of equity method investees	—	—	(133,209)

Net income (loss)	6,962,528	4,908,232	(11,258,130)

Weighted average number of equity shares — basic	14,543,360	14,606,660	14,615,800

Weighted average number of equity shares — diluted	14,924,267	14,772,824	14,615,800

(Loss) / earnings per share — basic	0.479	0.336	(0.770)
(Loss) / earnings per share — diluted	0.467	0.332	(0.770)
(Loss) / earnings per ADS — (where 2 ADSs represent 1 equity share) — basic	0.239	0.168	(0.385)
(Loss) / earnings per ADS — (where 2 ADSs represent 1 equity share) — diluted	0.233	0.166	(0.385)
Stock-based compensation expense included in general and administrative expenses	1,233,127	1,876,008	1,164,628

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For each of the years ended March 31, 2007, 2008 and 2009

				Accumulated other		Total
		Equity share	Additional paid-	comprehensive	Accumulated	shareholders’	Comprehensive
	Number of	capital	in-capital	income (loss)	deficit	equity	income (loss)
	shares	US$	US$	US$	US$	US$	US$
Balance as of March 31, 2006	14,539,600	1,726,318	122,233,641	(2,480,881)	(54,608,802)	66,870,276
Stock- based compensation	—	—	1,233,127	—	—	1,233,127

Stock options exercised	64,200	7,286	475,630	—	—	482,916

Net income	—	—	—	—	6,962,528	6,962,528	6,962,528

Foreign currency translation adjustment	—	—	—	1,673,902	—	1,673,902	1,673,902

							8,636,430

Balance as of March 31, 2007	14,603,800	1,733,604	123,942,398	(806,979)	(47,646,274)	77,222,749
Stock- based compensation	—	—	1,876,008	—	—	1,876,008

Stock options exercised	12,000	1,501	31,350	—	—	32,851

Net income	—	—	—	—	4,908,232	4,908,232	4,908,232

Foreign currency translation adjustment	—	—	—	6,110,631	—	6,110,631	6,110,631

							11,018,863

Balance as of March 31, 2008	14,615,800	1,735,105	125,849,756	5,303,652	(42,738,042)	90,150,471
Stock- based compensation	—	—	1,164,628	—	—	1,164,628

Net loss	—	—	—	—	(11,258,130)	(11,258,130)	(11,258,130)

Foreign currency translation adjustment	—	—	—	(16,049,970)	—	(16,049,970)	(16,049,970)

							(27,308,100)

Balance as of March 31, 2009	14,615,800	1,735,105	127,014,384	(10,746,318)	(53,996,172)	64,006,999

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2007	2008	2009
	US $	US $	US $
Cash flows from operating activities
Net income (loss)	6,962,528	4,908,232	(11,258,130)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Goodwill impairment	—	—	5,314,468
Long-lived assets impairment	—	—	2,528,261
Investment impairment	—	—	109,842
Equity in net earnings of equity method investees	—	—	133,209
Depreciation and amortization	3,105,878	5,902,705	6,248,129
Allowances for doubtful receivables	948,934	848,111	1,238,400
Loss (profit) on sale of investments	113,556	(1,950,720)	—
Loss (profit) on sale of property, plant and equipment	17,096	(331)	40,460
Stock- based compensation expense	1,233,127	1,876,008	1,164,628
Unrealized exchange loss	—	—	97,482
Changes in assets and liabilities:
Trade accounts receivable	(6,225,855)	(2,208,394)	2,503,586
Prepaid expenses and other current assets	32,091	(1,504,958)	135,986
Accounts payable and accrued liabilities	1,904,774	2,034,172	(1,402,603)
Customer advances and unearned revenues	125,211	395,284	(356,881)
Recoverable taxes	(1,317,874)	(2,444,532)	(1,513,099)
Other non-current assets	(336,652)	265,588	(283,625)

Net cash generated from operating activities	6,562,814	8,121,165	4,700,113

Cash flows from investing activities
Payments to acquire property, plant and equipment	(7,801,821)	(10,332,440)	(5,072,485)

	Years ended March 31,
	2007	2008	2009
	US $	US $	US $
Purchase of investment in equity method investee	(581,054)	—	(1,516,696)
Purchase of investments	—	—	(109,842)
Purchase of secured notes	—	(400,000)	—
Cash received from sale of investments	113,656	1,950,720	—
Proceeds from sale of property, plant and equipment	20,276	8,735	39,861

Net cash used in investing activities	(8,248,943)	(8,772,985)	(6,659,162)

Cash flows from financing activities

Net proceeds from issue of equity shares	482,916	32,851	—

Net cash provided by financing activities	482,916	32,851	—

Net decrease in cash and cash equivalents	(1,203,213)	(618,969)	(1,959,049)
Cash and cash equivalents at the beginning of the year	53,093,635	53,546,300	59,032,690
Effect of exchange rate changes on cash	1,655,878	6,105,359	(11,552,468)

Cash and cash equivalents at the end of the year	53,546,300	59,032,690	45,521,173

Supplementary cash flow information:

Income taxes paid	50,405	1,551,462	1,318,052
See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and Business
          Rediff.com India Limited (“Rediff”) was incorporated as a private limited company in India on January 9, 1996 under the Indian Companies Act, 1956 and was converted to a public limited company on May 29, 1998. Rediff’s American Depository Shares (“ADSs”) are listed on the NASDAQ Global Market.
          In February 2001, Rediff established Rediff Holdings, Inc. (“RHI”), a Delaware Corporation, as a wholly-owned subsidiary to be a holding company for certain of its investments in the United States of America. In March 2001, Rediff acquired Value Communication Corporation (“ValuCom”). On February 27, 2001, RHI acquired thinkindia.com, Inc (“thinkindia”), later renamed Rediff.com Inc. On April 27, 2001, RHI acquired India Abroad Publications, Inc. (“India Abroad”), an offline and online news company.
          Rediff with its subsidiaries (“the Company”) is in the business of providing online internet based services, focusing on India and the global Indian community. Its websites consists of interest specific channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and mobile value-added services to mobile phone subscribers in India. Additionally, the Company publishes two weekly newspapers, ‘India Abroad’ and ‘India in New York’, in North America.
2. Significant accounting policies
     (a) Basis of preparation
          The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).
     (b) Basis of consolidation
          The consolidated financial statements include the financial statements of Rediff and it’s wholly — owned subsidiaries. All significant inter-company accounts and transactions are eliminated on consolidation. Rediff did not have any variable interest in any variable interest entity during the periods presented.
     (c) Investments in equity method investees
          Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method. The Company records its share of the results of these companies within equity in net earnings of equity method investees in the consolidated statements of operation. The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information.
     (d) Use of estimates
          The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for uncollectible receivables, impairment of goodwill, property, plant and equipment and investments at cost, useful lives of property, plant and equipment, valuation of deferred tax assets and employee benefits. Actual results could differ from those estimates.
     (e) Revenue recognition
India Online business
          India Online business includes revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships. Fee based services include e-commerce, subscription services and mobile value-added services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using e-mail and other subscriber services. Mobile value-added services include revenues derived from providing value added short messaging services and other related products to mobile phone users.
          Advertisement and sponsorship income is derived from customers who advertise on the Company’s website or to whom direct links from the Company’s website to their own websites are provided and, income earned from sending targeted emails to Rediffmail subscribers.
          Revenue from display advertisement and sponsorships is recognized ratably based on delivery over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company’s website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of e-mail messages to its users on behalf of advertisers and such revenues are recognized ratably over the contracted period.
          E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company’s online store. Customers directly place orders with vendors through the Company’s website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/debit card or checks, or whether the payment is to be made by the customer on cash-on-delivery (“COD”) basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of the transactions executed for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin, commission and costs. The Company recognizes as revenues the commission earned on these transactions and shipping costs recovered from customers.
          Revenues from E-commerce services also include one-time sign up fees for creating, designing and hosting the vendors’ product information on the Company’s website.
          Subscription service revenues primarily include income from various paid e-mail and other service products that cater to a cross section of the Company’s registered user base. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscription.
          Mobile value-added services (“MVAS”) revenues are derived from providing value added short messaging services (“SMS”) such as e-mail and other related products to mobile phone users. The Company contracts with third-party mobile phone operators for sharing revenues from these services. Mobile value-added services based revenues are recognized when the service is performed.

US Publishing business
          US Publishing business primarily includes advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes the advertising revenues of Rediff India Abroad, the website catering to the Indian community in the United States.
          Advertising revenues are recognized at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscription.
          Revenues from banners and sponsorships are recognized over the contractual period of the advertisement, commencing when the advertisement is placed on the website, provided that no significant obligations remain and collection of the resulting receivable is probable. Obligations may include guarantee of a minimum number of impressions, or times that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.
     (f) Costs and expenses
          Costs and expenses have been classified according to their primary functions in the following categories:
Cost of revenues
          Cost of revenues primarily include cost of content for the Rediff websites, editorial costs, printing and circulation costs for the India Abroad and India in New York newspapers and fee based services related costs. During the fiscal year ended March 31, 2007 and 2008, the Company derecognized certain old accruals, which were no longer payable and which were earlier charged to costs of revenues amounting to US$66,296 and US$168,514 respectively.
Sales and marketing
          Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses and market research costs.
          During the fiscal year ended March 31, 2007 and 2008, the Company derecognized certain old accounts payable and accruals amounting to US$39,306 and US$312,309 respectively, which were no longer payable and which were earlier charged to sales and marketing expenses.
Product development
          Product development costs primarily include internet communication costs, data storage costs, software usage fees, software development expenses and compensation to product development personnel. Internal and external costs incurred to develop internal use software during the application development stage is capitalized. Capitalization commences when it is probable the software development will be complete, funding is committed and the software will perform the function intended.
          During the fiscal year ended March 31, 2007 and 2008, the Company derecognized certain old accounts payable amounting to US$21,364 and US$8,387 respectively, which were no longer payable and which were earlier charged to product development expenses.
General and administrative
          These costs primarily include employee compensation of administrative, operations and supervisory staff whose time is mainly devoted to strategic and managerial functions, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, stock-based compensation costs and other general expenses.

          During the fiscal years ended March 31, 2007 and 2008, the Company derecognized certain old accruals amounting to US$446,367 and US$360,448 respectively, which were no longer payable and which were earlier charged to general and administrative costs.
     (g) Cash and cash equivalents
          Cash and cash equivalents consist of cash on hand, balance in current accounts, deposits with banks which are unrestricted as to withdrawal and use.
          Cash and cash equivalents include bank deposits at March 31, 2008 and 2009, of US$53,312,182 and US$ 41,521,925 respectively. These deposits can be withdrawn by the Company any time without prior notice or penalty on principal.
     (h) Property, plant and equipment
          Property, plant and equipment are stated at cost less accumulated depreciation. The Company computes depreciation for all property, plant and equipment using the straight-line method so as to expense the costs over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

Furniture and fixtures	10 years
Computer equipment and software	3 years
Office equipment	3 to 10 years
Vehicles	8 years
Leasehold improvements	6 years
Website development costs	3 years
     Capital work-in-progress is not depreciated until the construction and installation of the asset is complete, and the asset is available for use.
     (i) Website development costs
          Costs incurred in the operations stage that provides additional functions or features to the Company’s website are capitalized and amortized over their estimated useful life of three years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs.
     (j) Investments, at cost
          Securities that do not have readily determinable market values are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the fair value. It is not practicable to estimate the fair value of these securities as the cost of obtaining a valuation exceeds the materiality of these investments to the financial statements.
     (k) Goodwill
          Goodwill represents the excess of purchase consideration over the fair values of the assets acquired and liabilities assumed in a business combination. Goodwill is assessed for impairment on an annual basis on January 1 or earlier when events or circumstances indicate that the carrying amount of goodwill exceeds its implied fair value.
     Goodwill impairment assessment is a two-step test. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the impairment loss amount, if any.

     The Company uses an income-based valuation approach to determine the fair value of the reporting unit by estimating the present value of future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions, availability of necessary technology and capital expenditure forecasts.
     When required to perform the second step, the Company compares the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value, an impairment loss equal to that excess amount is recognized, not to exceed the goodwill carrying amount. The Company determines the implied fair value of goodwill for a reporting unit by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. This assignment process is only for purposes of testing goodwill impairment and the Company does not adjust the carrying amounts of the recognized assets and liabilities (other than goodwill, if appropriate) or recognize previously unrecognized intangible assets in the consolidated balance sheet as a result of this assignment process.
               (l) Foreign currency
          The accompanying consolidated financial statements have been presented in US dollars as the reporting currency. The functional currency of Rediff is the Indian Rupee (“Rs.” or “Rupee”) while that of its subsidiaries domiciled in the United States is the US Dollar. Transactions in foreign currency are recorded at the original rates of exchange in force at the time the transactions are effected. Monetary items denominated in a foreign currency are restated using the exchange rates prevailing at the date of the balance sheet. Exchange differences arising on settlement of transactions and restatement of monetary assets and liabilities at the balance sheet date are recognized in the statement of operations.
          For the purposes of presenting the consolidated financial statements, Rupees have been converted into US dollars for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as other comprehensive income or loss, which is a separate component of shareholders’ equity.
     (m) Earnings per share
          Basic earnings per share has been computed by dividing the net income (loss) from operations by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted earnings per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive. The Company also reports earnings per ADS, where two ADSs represent one equity share.
     (n) Income taxes
          Income taxes consist of current income taxes and the change in the deferred tax balances during the year. Deferred tax assets and liabilities are recognized for each entity and taxing jurisdiction for future tax consequences attributable to temporary differences between the carrying amounts of assets and liabilities and their respective tax bases and net operating loss carry-forwards, measured using the enacted tax rates expected to apply in the years in which such temporary differences are expected to be recovered or settled. The effect of changes in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.
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
          The Company evaluates each tax positions to determine if it is more likely than not that a tax position is sustainable, based on its technical merits. If a tax position does not meet the more likely than not threshold, a liability is recorded. Additionally, for a position that is determined to, more likely than not, be sustainable, the Company measures the benefit at the highest cumulative probability of greater than 50% of being realized and establish a liability for the remaining portion.
          The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.
     (o) Impairment or disposal of long-lived assets
          The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. The Company subjects such long-lived assets to a test of recoverability based on the undiscounted cash flows expected from use or disposition of such assets. Such events or circumstances would include changes in the market, technological obsolescence and adverse changes in profitability or regulation. If the asset is impaired, the Company recognizes an impairment loss based on the estimated fair values using discounted cash flows and the carrying value of the asset. Assets to be disposed of are reported at the lower of the carrying value or the fair value less the cost to sell.
     (p) Stock-based compensation
          The Company measures the cost of services received from employees, associates, retainers and non-employee directors in exchange for share based compensation at the grant date fair value award. The Company recognizes stock-based compensation on a straight line basis over the vesting period.
     (q) Allowances for doubtful trade accounts receivable
          The Company establishes an allowance for doubtful accounts on all trade accounts receivable based on the financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment.
     (r) Compensated absences
          The Company provided the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences, considering anticipated forfeiture, in the year in which earned.
3. New Accounting Pronouncements
          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the standard did not have a material effect on the consolidated financial position or results of operation of the Company.
          In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for certain items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operation for items within the scope of FSP 157-2, which will become effective beginning with the Company’s first quarter of 2010.
          In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When Market Activity Declines. FSP provides guidance on (i) estimating fair value of an asset or liability when volume and level of activity significantly decreases, and (ii) identifying transactions that are not orderly. The Company believes that the impact of SFAS 157 on its consolidated financial position and results of operation for items within the scope of FSP 157-4, which will become effective beginning with the Company’s first quarter of 2010 will not have a material effect.
          In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning on or after December 15, 2008. The Company has evaluated the impact of this pronouncement and believes that this does not have a material effect on its financial position, cash flows or results of operations.
          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years beginning after November 15, 2007. The Company has elected not to value any of its financials assets and liabilities other than those required by the Standard prior to SFAS 159.
          In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”). This Statement replaces SFAS No. 141, Business Combinations. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the Statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. The Company will be required to apply this new Statement to business combinations consummated in fiscal years beginning after December 15, 2008. The Company will adopt this statement effective April 1, 2009 and its effects on future periods will depend on the nature and significance of business combinations subject to SFAS No. 141R.
          On April 1, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (the FSP), to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination under SFAS No. 141R. The effects of this FSP on future periods will depend on the nature and specific facts of business combinations subject to SFAS No. 141R.
          In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. This Statement requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS No. 133 and the effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows. The Company will be required to adopt this Statement for fiscal years beginning after November 15, 2008. The Company has evaluated the impact of this pronouncement and believes that this does not have an effect on its financial reporting and disclosures.
          In April 2008, the FASB issued SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for the Company beginning April 1, 2009. The Company would be required to adopt this FSP prospectively for all assets acquired after April 1, 2009 and early adoption is prohibited. Its effects on future periods will depend on the nature and specific facts of assets acquired subject to SFAS No. 142.
          In December 2008, the FASB issued SFAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1). This guidance amends SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits", to require more detailed disclosures about the fair value measurements of employers’ plan assets including (a) investment policies and strategies; (b) major categories of plan assets; (c) information about valuation techniques and inputs to those techniques, including the fair value hierarchy classifications (as defined by SFAS No. 157) of the major categories of plan assets; (d) the effects of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets; and (e) significant concentrations of risk within plan assets. The disclosures required by this Statement are effective for the Company beginning April 1, 2009. The Company believes that this statement does not have a material impact on its consolidated financial statement because it is disclosure-only in nature.
          In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”), which provides guidance on accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for fiscal years and interim periods ending after June 15, 2009. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS 165 will have on the Company’s financial reporting and disclosure.
          In June 2009, FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). The FASB Accounting Standards Codification (Codification) will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the US Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The issuance of SFAS 168 (and the Codification) will not change US GAAP except for certain non-public non-governmental entities and accordingly adoption of SFAS 168 will not have any impact on the Company’s financial reporting and disclosures.
          In November 2008, the FASB issued EITF 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”). EITF 08-6 is effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF 08-6 shall be applied prospectively. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The Company has evaluated the impact of this pronouncement and believes that this does not have a material effect on its financial reporting and disclosures.
4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprise:

	As of March 31,
	2008	2009
	US$	US$
Prepaid expenses	1,740,897	767,499
Supplier advances	130,429	79,792
Rent deposits	654,229	360,639
Other advances and deposits	221,527	253,270
Loans to employees	130,568	105,187
Accrued interest	260,895	839,034

	3,138,545	2,405,421

5. Property, Plant and Equipment
Property, plant and equipment comprise:

	As of March 31,
	2008	2009
	US$	US$
Furniture and fixtures	523,228	445,308
Computer equipment and software	25,987,850	22,929,434
Office equipment	438,361	331,272
Vehicles	398,892	265,128
Leasehold improvements	479,244	409,692
Website development costs	2,253,961	1,249,529

Property, plant and equipment — at cost	30,081,536	25,630,363
Less: Accumulated depreciation and amortization	(18,443,085)	(18,959,762)

	11,638,451	6,670,601
Capital work- in- progress	2,745,909	1,255,206

Property, plant and equipment — net	14,384,360	7,925,807

     In fiscal 2009, the Company abandoned certain development projects with long payback periods and included as capital work-in-progress following the economic slowdown. Consequently, the Company recorded an impairment loss of US$ 1,794,107 in the fiscal year ended March 31, 2009. Additionally, the Company fully impaired certain computer equipment and software with carrying amounts of US$ 734,154 in the fiscal year ended March 31, 2009.
6. Investment
     During the fiscal year ended March 31, 2009, the Company impaired an investment of US$ 109,842 in a development stage entity after concluding that such investment was other than temporarily impaired due to failure of the business.
7. Goodwill
     The Company’s goodwill is in respect of its acquisition of India Abroad. The goodwill has been allocated to the US Publishing reporting unit.
     The changes in the carrying amount of goodwill for the fiscal years ended March 31, 2008 and 2009 were as follows:

	2008	2009
	US$	US$
Balance as at beginning of the year	7,314,468	7,314,468
Impairment charge	—	5,314,468

Balance as at end of the year	7,314,468	2,000,000

     On January 1, 2009, the Company assessed goodwill for impairment. As a result of the goodwill impairment test, the Company concluded that goodwill was impaired and accordingly recorded a goodwill impairment loss of US$5,314,468 during fiscal 2009 for the difference between the carrying value of the goodwill in the reporting unit and its implied fair value. The impairment resulted from a combination of factors, including the current global economic downturn, a decline in revenues particularly in the print newspaper business, reductions in the US Publishing segment’s projected operating results and estimated future cash flows, and decreases in revenues and earnings multiples of comparable companies in that region.
          For the purpose of determining fair value based on income approach, forecasts were used to estimate the future cash flows (including a terminal value approach to estimate cash flows beyond the final year of forecast) after considering current economic conditions and trends, estimated future operating results and growth rates.
8. Accounts payable and accrued liabilities
Accounts payable and accrued liabilities comprise:

	As of March 31,
	2008	2009
	US$	US$
Accounts payable	3,173,410	1,335,782
Accrued expenses	2,887,525	1,972,375
Income taxes payable	741,930	496,552
Indirect taxes payable	1,254,801	772,664
Staff incentive payable	707,170	857,072
Other staff payables	459,062	505,539
Other liabilities	90,081	80,096

Total	9,313,979	6,020,080

9. Sales and marketing
          Sales and marketing expense includes advertising cost of US$2,238,999, US$2,742,041 and US$209,485 for the fiscal years ended March 31, 2007, 2008 and 2009 respectively.
10. Miscellaneous Income
          During the fiscal year ended March 31, 2008, the Company sold one of its investments in equity securities and recorded a gain of US$1,950,720.
11. Related Party Transactions
          The Company’s principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.
          Advertising and Mobile Revenues
          During the fiscal years ended March 31, 2007, the Company earned advertising revenues of US$31,281, from Rediffusion-Dentsu, Young & Rubicam Limited, a company in which Mr. Ajit

Balakrishnan and Mr. Diwan Arun Nanda are shareholders and directors and in which Mr. Sunil Phatarphekar is a director.
          During the fiscal year ended March 31, 2007, the Company earned mobile revenues of US$19,800 from OnMobile Asia Pacific Pvt. Ltd., a company in which Mr. Sridar Iyengar is a director.
          Product Development Expenses
          During the fiscal years ended March 31, 2007, 2008 and 2009, the Company incurred product development expenses (including amount capitalized) of US$385,667, US$ 310,094 and US$ 62,647 respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.
          During the fiscal years ended March 31, 2008 and March 31, 2009, the Company incurred product development expenses (including amount capitalized) of US$ 68,534 and US$ 16,616 respectively, on account of services rendered by Eterno Infotech Private Ltd, an equity method investee.
          Balances with related parties include:

	As of March 31,
	2008	2009
	US$	US$
Account receivable for advertising income	5,853	—
Payable for product development expenses	80,557	—
12. Retirement Benefits
     Gratuity
          The Company provides for gratuity on an actuarial valuation. The Company has an unfunded defined benefit retirement plan covering eligible employees in India. This plan provides for a lump-sum payment to be made to vested employees at retirement, death or termination of employment of an amount equivalent to 15 days basic salary, payable for each completed year of service. These gratuity benefits vest upon an employee’s completion of five years of service.
          The following tables set out the status of the gratuity plans and the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2007, 2008 and 2009. The measurement date used is March 31 of the relevant fiscal year.

	2007	2008	2009
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	105,679	198,777	286,524
Actuarial loss	81,386	12,708	9,659
Service cost	21,769	53,468	60,933
Interest cost	7,950	20,639	28,214
Benefits paid	(23,997)	(17,504)	(27,888)
Effect of exchange rate changes	5,990	18,436	(69,306)

Benefit obligation at the end of the year	198,777	286,524	288,136

          Accumulated benefit obligation was US$136,308 and US$141,215 as of March 31, 2008 and 2009 respectively.
          Net gratuity cost for the years ended March 31, 2007, 2008 and 2009 comprise of the following:

	2007	2008	2009
	US$	US$	US$
Service cost	21,769	53,468	60,933
Interest cost	7,950	20,639	28,214
Recognized net actuarial loss	81,386	12,708	9,659

Net gratuity cost	111,105	86,815	98,806

          The assumptions used in accounting for gratuity in the years ended March 31, 2007, 2008 and 2009 were as follows:

	2007	2008	2009
Discount rate	10%	9.25%	9.00%

Rate of increase in compensation	10% for first 5 years	10% for first 4 years	10% for first 3 years
	and 7% thereafter	and 7% thereafter	and 7% thereafter

          The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. Unrecognized actuarial (gain) loss is amortized over the average remaining service period of the active employees expected to receive benefits under the Plan.
          The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid.

Years ending March 31,	US$
2010	19,686
2011	25,142
2012	32,267
2013	41,021
2014	56,074
2015-2019	429,578
          The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as of March 31, 2009.

          Provident Fund
          Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$166,314, US$242,259 and US$232,714 for the years ended March 31, 2007, 2008 and 2009 respectively.
13. Income Taxes
     The components of income before income taxes and equity in net earnings of equity method investees are as follows:

	2007	2008	2009
	US$	US$	US$
- Domestic	5,370,138	2,371,338	(5,885,632)
- Foreign	1,675,464	2,970,268	(5,199,289)

Income (loss) before income taxes and equity in net earnings of affiliates	7,045,602	5,341,606	(11,084,921)

          The income tax expense consists of:

	2007	2008	2009
	US$	US$	US$
Current taxes
- Domestic	33,074	388,364	—
- Foreign	50,000	45,010	40,000

Net income tax expense	83,074	433,374	40,000

          The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in the statements of operations is as follows:

	2007	2008	2009
	US$	US$	US$
Income (loss) before income taxes	7,045,602	5,341,606	(11,084,921)

Indian statutory income tax rate	33.66%	33.99%	33.99%

Expected income tax expense (benefit)	2,371,550	1,815,612	(3,767,765)

Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense

Employee stock based compensation	210,636	638,221	395,857
Goodwill impairment	—	—	1,806,229
Change in valuation allowance	(1,946,731)	(415,016)	1,545,471
Gain on sale of investment taxed at capital gains rate	(38,223)	(663,050)	—
Tax in foreign jurisdictions	(513,961)	(964,584)	1,010
Others	(197)	22,191	59,198

Income tax expense	83,074	433,374	40,000

          The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2008	2009
	US$	US$
Deferred income tax assets:
Net operating loss carry forwards	8,891,214	6,108,274
Depreciation and amortization	1,322,332	2,026,113
Allowance for doubtful accounts receivables	1,225,763	1,368,545
Retirement benefits	192,879	194,588
Minimum alternate tax credit	428,321	336,016
Others	282,445	125,755

Gross deferred tax assets	12,342,954	10,159,291
Valuation allowance	(12,342,954)	(10,159,291)

Net deferred tax assets	—	—

Movements in valuation allowances:

	As of March 31,
	2008	2009
	US$	US$
Balance as at beginning of the year	12,220,549	12,342,954
Change during the year	(415,016)	1,545,471
Expired net operating carry forward losses	(193,000)	(1,855,526)
Reduction on account of unrecognized tax benefit	—	(43,960)
Effect of currency translation	730,421	(1,829,648)

Balance as at end of the year	12,342,954	10,159,291

          Rediff’s net operating loss carry forwards aggregating approximately US$ 8,188,507 as of March 31, 2009 will expire between April 1, 2009 and March 31, 2017.
          As of March 31, 2009, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$ 2,965,000, which expire in years 2021 through 2026.
          As of March 31, 2009, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$4,400,000 million, for federal income tax purposes, which expire in years 2020 through 2028.
          Unabsorbed depreciation of US$ 7,894,483 can be indefinitely carried forward.
          Recoverable taxes mainly consist of withholding tax on income from advertising services and interest income, which the Company will claim as a refund.
          Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that a valuation allowance is required for each of the periods presented.
          Effective April 1, 2007, the Company adopted the provisions of FIN 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. A reconciliation of the beginning and ending amount of unrecognized tax benefits during the fiscal year ended March 31, 2009 is as follows:

	2008	2009

	US$	US$

Unrecognized tax benefits balance at beginning of the year	—	—
Gross increase for tax positions of prior years	—	43,960

Unrecognized tax benefits balance at end of the year	—	43,960

     The Company’s two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other foreign jurisdiction. In India, tax returns from fiscal 2006 are subject to examination by the direct taxing authority. The assessments for fiscal year 1999 onwards are subject matters of appeals with the direct taxing authorities. The Company’s U.S. federal and state tax returns pertaining to fiscal year 2006 onwards remain open subject to examination in accordance with the statute of limitation prescribed by the relevant authorities.
14. Segments
     The chief operating decision maker’s (the Company’s Chairman and Managing Director) allocates resources to and assess the performance of the segments of the Company. The chief operating decision maker evaluates segment performance by profits of the segment before operating expenses.
     The Company has two operating segments, namely, the India Online business and the U.S. Publishing business.
(i)	India Online business, which primarily includes revenues from online advertising and fee-based services. Online advertising includes revenues largely from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

(ii)	US Publishing business, which primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers, India Abroad and India in New York.
Following are the segment results and segment assets for the years ended March 31, 2007, 2008 and 2009.

	2007			2008			2009
	India	US		India	US		India	US
	Online	Publishing		Online	Publishing		Online	Publishing
	Business	Business	Total	Business	Business	Total	Business	Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	16,176,418	7,113,880	23,290,298	17,397,492	8,012,081	25,409,573	14,053,368	5,277,561	19,330,929
Fee based services	4,582,808	802,419	5,385,227	6,251,871	587,759	6,839,630	5,654,013	445,010	6,099,023

	20,759,227	7,916,298	28,675,525	23,649,363	8,599,840	32,249,203	19,707,381	5,722,571	25,429,952
Inter segment revenues:
Advertising	246	—	246	—	—	—	—	—	—

Total revenues	20,759,473	7,916,298	28,675,771	23,649,363	8,599,840	32,249,203	19,707,381	5,722,571	25,429,952

Cost of revenues	2,357,178	3,059,138	5,416,316	2,961,442	3,038,119	5,999,561	3,441,736	2,864,552	6,306,288

Segment Results	18,402,295	4,857,160	23,259,455	20,687,921	5,561,721	26,249,642	16,265,645	2,858,019	19,123,664

Segment Assets	75,351,008	11,060,461	86,411,469	88,338,771	12,849,478	101,188,249	62,676,949	7,474,998	70,151,947

Capital expenditures	7,801,821	—	7,801,821	10,332,440	—	10,332,440	5,072,485	—	5,072,485

          The following is a reconciliation of the segment results to (loss) income before income taxes of the Company for the years ended March 31, 2007, 2008 and 2009.

	2007	2008	2009
	US$	US$	US$
Segment result	23,259,455	26,249,642	19,123,664
Inter segment revenue	(246)	—	—
Operating expenses	(20,061,093)	(28,368,509)	(34,658,805)
Other income	3,847,486	7,460,473	4,450,220

Net income (loss) before income taxes	7,045,602	5,341,606	(11,084,921)

          The following is a reconciliation of the segment assets to the total assets as at March 31, 2008 and 2009.

	As at March 31,
	2008	2009
	US$	US$

India Online business	88,338,771	62,676,949
US Publishing business	12,849,478	7,474,998

Total segment assets	101,188,249	70,151,947
Investments in equity method investees	581,054	1,740,457
Phone card business	80,606	80,843

Total assets	101,849,909	71,973,247

          Revenues are attributed to individual countries according to the location of the customers.
Revenues derived from customers are as follows:

	Years ended March 31,
	2007	2008	2009
	US$	US$	US$
United States and Canada	7,507,998	8,003,947	5,292,299
India	20,890,345	23,865,583	19,664,404
Rest of the world	277,182	379,673	473,249

Total revenues	28,675,525	32,249,203	25,429,952
Intersegment revenues:
Advertising	246	—	—

Total revenues	28,675,771	32,249,203	25,429,952

          Revenue of USD 3,454,000 was generated from one customer who accounted for more than 10% of total revenues for the year ended March 31, 2007 and are included in India online business revenue. No single client accounted for 10 percent or more of the total revenues in the years ended March 31, 2008 and 2009.
          Long-lived assets by location are as follows:

	As of March 31,
	2008	2009
	US$	US$
United States and Canada	7,433,016	2,160,507
India	18,544,053	12,493,693

Total	25,977,069	14,654,200

15. Concentration of credit risk
          Concentrations of credit risk exist when changes in economic or geographic factors affect groups of counter parties whose aggregate credit exposure is material in relation to the Company’s total credit exposure.
          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable.
          The Company maintains the majority of its cash in Indian Rupees with reputed banks in India with high credit rating.
          The Company performs ongoing evaluations to determine customer credit limit, but no collateral is required. In 2008 and 2009, approximately 86% and 79% of our accounts receivable were derived from revenues earned from customers located in India. The majority of the customers outside India are located in the United States.
16. Stock-based compensation
          1999 Stock Option Plans
          On February 22, 1999, the Company approved the Employee Stock Option Plan 1999 (“1999 ESOP”) and the Associate Stock Option Plan 1999 (“1999 ASOP”) (collectively “Option Plans”) which cover present and future employees, retainers in full time service of the Company and certain associates of the Company. The 1999 ESOP and 1999 ASOP have similar terms. Under the terms of the 1999 ESOP, a committee of the board may award stock options to eligible employees in the form of warrants. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Under the terms of the 1999 ASOP, a committee of the Board of Directors (“Board”) may award stock options to eligible associates in the form of warrants.
          Each allotted warrant carries with it the right to purchase Company’s one equity share at the exercise price during the exercise period, which expires five years from the date of grant. The exercise price is determined by the awarding committee, and is intended to be at least the fair value of the Company’s equity shares on the date of the grant.
          Under the Option Plans, the Company reserved 280,000 equity shares for the 1999 ESOP and 198,000 equity shares for the 1999 ASOP, respectively. The Option Plans also permit the Board of Directors to reserve additional warrants under either plan to be issued to eligible parties on such terms and conditions as may then be decided by the board at its absolute discretion.
          On January 16, 2006 the Company’s compensation committee terminated the 1999 ESOP and 1999 ASOP, without prejudice to the interest of participants in the 1999 ESOP and 1999 ASOP who have already been granted options under it.
          A summary of option activity under the 1999 ESOP plan as of March 31, 2009, and changes during the year then ended is presented below:

			Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual	Aggregate
Options	options	price	term (year)	intrinsic value
		US$		US$

Outstanding as at April 1, 2008	45,000	9.62
Expired	(17,000)	9.31

Outstanding as at March 31, 2009	28,000	9.81	0.37	—

Exercisable as at March 31, 2009	28,000	9.81	0.37	—

          A summary of option activity under the 1999 ASOP plan as of March 31, 2009, and changes during the year then ended is presented below:

			Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual	Aggregate intrinsic
Options	options	price	term (year)	value
		US$		US$

Outstanding as at April 1, 2008	6,000	12.93
Outstanding as at March 31, 2009	6,000	12.93	0.5	—

Exercisable as at March 31, 2009	6,000	12.93	0.5	—

The total intrinsic value of stock options exercised during the year ended March 31, 2008, was US$236,069. There were no options exercised during the years ended March 31, 2007 and 2009.
          2002 Stock Option Plan
          In January 2002 the Company’s Board of Directors approved the 2002 Stock Option Plan (“2002 plan”), which provides for the grant of stock options to the Company’s employees. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of the Company’s equity shares are currently reserved for issuance pursuant to 2002 plan.
          Under the terms of the 2002 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one ADS at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant.
          A summary of option activity under the 2002 ESOP plan as of March 31, 2009, and changes during the year then ended is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
Options	Number of Options	price	term (year)	value

		US$		US$

Outstanding as at April 1, 2008	62,625	4.94
Forfeited	(250)	10.78

Outstanding as at March 31, 2009	62,375	4.91	4.1	55,080

Exercisable as at March 31, 2009	62,375	4.91	4.1	55,080

          There were no options granted during the years ended March 31, 2007, 2008 and 2009. The total intrinsic value of stock options exercised during the year ended March 31, 2007 was US$821,620. There were no options exercised during the years ended March 31, 2008 and 2009.
          2004 Stock Option Plan
          In June 2004, the Company’s Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provide for the grant of stock options to the Company’s employees. Unless terminated sooner, this plan will terminate automatically in January 2014. A total of 358,000 of the Company’s equity shares are currently reserved for issuance pursuant to 2004 plan.
          Under the terms of the 2004 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one ADS at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant.
          A summary of option activity under the 2004 ESOP plan as of March 31, 2009, and changes during the year then ended is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
Options	options	price	term (year)	value
		US$		US$

Outstanding as at April 1, 2008	169,053	13.54
Forfeited	(10,938)	19.29

Outstanding as at March 31, 2009	158,115	13.14	5.7	—

Exercisable as at March 31, 2009	146,990	12.41	5.6	—

          The weighted average grant date fair value of options granted during the year ended March 31, 2007 was US$18.20. There were no options granted during the years ended March 31, 2008 and 2009. The total intrinsic value of stock options exercised during the year ended March 31, 2007 was US$ 1,079,940. There were no options exercised during the years ended March 31, 2008 and 2009.
          As of March 31, 2009, there was US$87,684 of total unrecognized option cost related to nonvested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 1.2 years.
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
          Under the terms of the 2006 plans, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 20% — 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one equity share / ADS at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price for the ADR Linked Employee Stock Option Plan-2006 is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant. The exercise price for the Employee Stock Option Plan-2006 is also determined by the board (or a committee or a sub-committee of the board) and shall not be less than the face value of equity shares.
          A summary of option activity under the 2006 ESOP plan as of March 31, 2009, and changes during the year then ended is presented below:

			Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual	Aggregate
Options	options	price	term (year)	intrinsic value
		US$		US$

Outstanding as at April 1, 2008	257,125	15.74
Granted	7,000	17.36
Forfeited	(64,163)	16.12

Outstanding as at March 31,	199,963	15.67	7.6	289,915
2009

Exercisable as at March 31,	109,388	15.63	7.5	160,594
2009

The weighted-average grant-date fair value of options granted during the year ended March 31, 2007, 2008 and 2009 was US$ 20.48, US$ 19.42 and US$ 9.50, for each option, respectively. There were no stock options exercised during the years ended March 31, 2007, 2008, and 2009.
          As of March 31, 2009, there was US$ 1,306,393 of total unrecognized option cost related to nonvested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of 1.9 years.
          The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2007	2008	2009
Dividend yield	0%	0%	0%
Expected term	4-5 Years	3-5 years	4 years
Risk free interest rates	4.43-4.56%	3.73%-3.97%	2.43%
Volatility	91.68-97.63%	56.51%-69.42%	57.95%
          Expected volatilities are based on the historical volatility of the Company’s stock. The expected term of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
17. Earnings (loss) per share and ADS
          For the years ended March 31, 2007, 2008 and 2009, the following table sets forth the computation of basic and diluted income per share and ADS:

	Year ended March 31,
	2007		2008		2009
Net income (loss)	US$	6,962,528	US$	4,908,232	US$	(11,258,130)
Weighted average equity shares for basic earnings (loss) per share		14,543,360		14,606,660		14,615,800
Weighted average effect of dilutive shares:
Employee Stock Options		380,907		166,164		—

Weighted average equity shares for diluted earnings per share		14,924,267		14,772,824		14,615,800

Earnings / (loss) per share — basic		0.479		0.336		(0.770)
— diluted		0.467		0.332		(0.770)
Earnings / (loss) per ADS — basic		0.239		0.168		(0.385)
— diluted		0.233		0.166		(0.385)
     In the year ended March 31, 2009, diluted earnings per share has not been presented as the effect of including employee stock option is anti dilutive.
18. Dividends
          Dividends, if any, will be declared and paid in Indian Rupees. Indian law requires that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.
19. Commitments and contingencies
     Operating Leases
          The Company leases office premises, computer equipment and residential apartments for employees under various operating leases. Certain of these arrangements have free or escalating rent payment provisions. We recognized rent expense under such arrangements on a straight-line basis. Operating lease expense that has been included in the determination of the net income is as follows:

	Years ended March 31,
	2007	2008	2009
	US$	US$	US$
Office premises	505,465	759,589	1,030,766
Residential apartments for employees	185,315	246,889	222,955

Total operating lease expense	690,780	1,006,478	1,253,721

          The minimum annual lease commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

As at March 31,	US$

2010	981,204
2011	677,198
2012	232,320
2013	199,617
2014	211,450
and there after	951,921

          Litigation and Other Legal Matters
           Action Relating to Access to Pornographic Material
          On June 21, 2000, Rediff, certain of its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that Rediff, through its website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against Rediff and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000) by the aforementioned defendants, seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While Rediff believes that the lawsuit is without merit, and that it and its directors have a valid defense to the charges, in the event that it is unsuccessful in its defense, Rediff and its directors may face both criminal penalties and monetary fines or damages.
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
          Action Relating to Copyright Violation
          In April, 2007, a complaint was filed by SCIL, a producer and publisher of sound recordings and audio visual songs in India, against Rediff and its Chairman/Chief Executive Officer as well as Ram Gopal Verma Films Private Limited in the High Court of Delhi (Suit No. C.S. (O.S.) 736 of 2007). The complaint alleges violations of the Indian Copyright Law of 1957 through Rediff’s placement on its website of video clips of certain songs from two Hindi films of which SCIL claims to own sole copyrights through an assignment in the audio visual songs, sound recordings, lyrics and musical composition. The complaint seeks, among other relief, injunctive relief and damages in the amount of Rs.2.0 million (approximately US$40,000). In June 2007, Rediff filed a written reply and submitted the following facts that: (i) the song clips were uploaded as an editorial feature due to the recent release of the two films believing these to be newsworthy, in the course of Rediff’s regular activity and not for commercial purposes; (ii) the clips in question were not downloadable by Rediff’s users; (iii) the clips were accompanied by editorial review as normally done for a film’s release; (iv) the clips were uploaded on Rediff’s sites with the permission of the producer of these films or their publicists who had provided Rediff with such clips for the intended use; and (v) the use of the these clips on Rediff’s website was fair use, uploaded for its newsworthiness for promotional review and was non-commercial in nature. Rediff has subsequently removed these clips from its website. Following completion of the pleadings, SCIL’s interim injunction application was dismissed without any adverse order against Rediff. On February 11, 2009, the date of the last hearing in the case, the Court granted SCIL one last opportunity to file their evidence within one week. To Rediff’s knowledge, SCIL never filed such evidence.

          Actions Relating to Trademark Infringement
          In April, 2006 a complaint was filed by Cartier International against Lotus Safetywear Ltd. (“Lotus Safetywear”) and Rediff alleging that Lotus Safetywear has used the trademark “Cartier” on products that are being sold on Rediff’s Shopping website. Cartier International is seeking a permanent injunction restraining the defendants, including Rediff, from using without license or permission the “Cartier” trademark and/or such other identical or deceptively similar marks. Cartier International is also claiming damages in the amount of Rs.2.0 million (approximately US$40,000).Rediff has filed its response to Cartier International’s allegations and among the defenses Rediff has raised are: (a) it is Lotus Safetywear, and not Rediff, that has used the “Cartier” trademark and that Rediff has not infringed on any of Cartier International’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and Rediff is not involved in the sale or purchase of the goods/products listed on Rediff’s website; and (c) vendors such as Lotus Safetywear are required to comply with the terms and conditions Rediff imposes on vendors using Rediff Shopping, which include providing Rediff with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. On August 5, 2008, the Delhi High Court granted an order restraining Lotus Safetywear and Rediff from using the “Cartier” trademark and further instructed Rediff to ensure that the Cartier advertisement does not appear on its website. Rediff has complied with the August 5 order. A hearing was held on May 14, 2009, at which time the matter was adjourned until August 24, 2009, at which time preliminary arguments regarding jurisdiction will be heard. Although Rediff believes that it has valid defenses to the charges, if it is unsuccessful after exhausting all legal remedies, it could be subject to monetary fines or damages
          In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against one Sandeep Goyal and Rediff alleging that the depiction of images on the online game known as Indian Fantasy League started by Sandeep Goyal has been violative of the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com; (c) to render the accounts of all profits earned by the said website and damages to the tune of Rs.1.0 million (approximately US$20,000). Rediff has filed its response to BCCI Complaint, and the defenses Rediff has raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff; (b) Rediff only provides the domain hosting and web based email solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions Rediff imposes on its subscribers which provides that the subscriber shall be solely responsible for producing, electronically uploading and maintaining his website and such subscriber shall ensure that all upload material shall be owned and/or properly licensed by the Subscriber and shall not adversely affect any rights of any third party. Although Rediff believes that it has valid defenses to the charges, if it is unsuccessful after exhausting all legal remedies, it could be subject to monetary fines or damages.
          In February, 2006, a complaint was filed by Marksman Pvt. Ltd. against various telecom operators and internet service providers and Rediff alleging infringement of copyright of Marksman by way of dissemination of information relating to scores, alerts and updates and or other events happenings via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of One Day International Cricket Matches (“ODIs”) during India’s tour of Pakistan in February, 2006. Rediff has filed its response and the defenses Rediff has raised are: (a) Rediff along with other telecom operators and service providers has not infringed the copyrights of Marksman; (b) the information relating to scores, alerts and updates and or other events happening via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of ODIs which was being provided to subscribers was sourced from public domain and as such no exclusivity can be claimed since it falls into public domain. The one judge panel, while dismissing a request for an interim order, has directed the defendants to maintain the accounts of the SMS received during the ODIs. Marksman will have to first amend the suit to seek damages before any claim is made against Rediff. In 2005, Marksman has sought to amend the suit prayer to include damages. Although Rediff believe that it has valid defenses to the charges, if it were unsuccessful after exhausting all legal remedies, it could be subject to monetary fines or damages.

          Actions Relating to Patent Infringement
          In March, 2009 a complaint was filed against Rediff and 12 other defendants by one S. Ramkumar, alleging violation of his patent rights in respect of Mobile phones with plurality of SIM cards sold through Rediff’s Shopping website. S. Ramkumar is seeking permanent injunction restraining the defendants, including Rediff, from infringing upon his patent with respect to the Mobile phones with plurality of SIM cards allocated to different communication networks, by manufacturing, marketing, selling and distributing mobile phones having simultaneous use of more than one SIM thereby infringing his products and patented process. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$20,000). Rediff is proposing to file its response on the re-opening of the Courts after vacation, based on the following defenses: (a) it is the vendors, and not Rediff, that sells shopping products on its website and that it has not infringed on any of Ramkumar’s intellectual property rights; (b) Rediff ‘s Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and it is not involved in the sale or purchase of the goods/products listed on its website; and (c) vendors are required to comply with the terms and conditions Rediff imposes on vendors using Rediff Shopping, which include providing Rediff with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. Although Rediff believe that it has valid defenses to the charges, if it were unsuccessful after exhausting all legal remedies, it could be subject to monetary fines or damages.
          The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations, cash flows or the financial position of the Company.

Schedule II — Valuation and Qualifying Accounts
Allowance for trade accounts receivables

	Balance at			Effect of	Balance at
	Beginning of	Charged to cost as		exchange rate	end
Description	Period	expenses	Write offs	changes	of period
	US$	US$	US$	US$	US$

Fiscal 2009	3,540,173	1,238,400	—	(842,761)	3,935,812

Fiscal 2008	2,697,334	848,111	—	(5,272)	3,540,173

Fiscal 2007	1,766,424	948,934	—	(18,024)	2,697,334

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED
By:	/s/ Ajit Balakrishnan
	Name:	Ajit Balakrishnan
	Title:	Chairman and Managing Director (Principal Executive Officer)

Date: September 10, 2009

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED
By:	/s/ Joy Basu
	Name:	Joy Basu
	Title:	Chief Financial Officer (Principal Financial Officer)

Date: September 10, 2009