Form 20-F
period 2010-03-31
REDIFF COM INDIA LTD
filed 2010-09-21
CIK 1103783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2008, 2009 and 2010 and the related three-year period ended March 31, 2010. Also see “Business — Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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

See “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

See “Management — NASDAQ Corporate Governance Requirements.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2008, 2009 and 2010 and the related three-year period ended March 31, 2010.

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
Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on rates published by The Reserve Bank of India, which as at the close of March 31, 2010 was Rs. 45.14 to US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have also been performed using rates published by the Reserve Bank of India.

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
The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on rates published by the Reserve Bank of India:

Fiscal Year Ended March 31,	Period End	Average (1)(2)	High	Low
	(Rs.)
2006	44.61	44.30	46.33	43.30
2007	43.59	45.22	46.95	43.14
2008	39.97	40.13	43.15	39.27
2009	50.95	46.46	52.06	39.89
2010	45.14	47.36	50.53	44.94

Notes:

(1)	The average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	The column titled “Average” represents the average of the closing rate as at the last day of each month during the period.
The following table sets forth the high and low exchange rates for the previous six months and are based on daily closing rates published by the Reserve Bank of India:

Month	High	Low
	(Rs.)
March 2010	46.02	44.94
April 2010	44.73	44.33
May 2010	47.57	44.56
June 2010	47.28	45.64
July 2010	47.33	46.46
August 2010	47.08	46.02
On September 01, 2010, the closing exchange rate in India was Rs. 46.87 to US$1.00

SELECTED CONSOLIDATED FINANCIAL DATA
Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2009 and 2010, and the selected statement of operations data for the fiscal years ended March 31 2008, 2009 and 2010 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm. The selected balance sheet data set forth below as of March 31, 2006, 2007 and 2008 and the selected statement of operations data for the fiscal years ended March 31, 2006 and 2007 is derived from U.S. GAAP financial statements which are not included in this annual report. (See notes below)

	Fiscal Years Ended March 31,
	2006		2007		2008		2009		2010
	(in US$ thousands, except per share data)

Statement of Operations data:
Revenues		18,701		28,676		32,249		25,429		18,843
Cost of revenues		6,408		7,462		9,699		10,376		10,115
Operating expenses		12,289		18,015		24,669		30,589		20,302
Net income (loss)		1,213		6,963		4,908		(11,258)		(8,028)
Earnings (loss) per Equity Share — basic	US$	0.09	US$	0.48	US$	0.336	US$	(0.770)	US$	(0.552)
Earnings (loss) per Equity Share — diluted	US$	0.09	US$	0.47	US$	0.332	US$	(0.770)	US$	(0.552)
Weighted average number of equity shares
- Basic		13,487		14,543		14,607		14,615		14,563
- Diluted		13,764		14,924		14,772		14,615		14,563

	As of March 31,
	2006	2007	2008	2009	2010
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	53,094	53,546	59,033	45,521	44,690
Current assets	60,652	65,851	74,208	54,345	52,244
Current liabilities	7,239	8,899	10,570	6,927	8,161
Total assets	74,110	86,459	101,422	71,612	69,541
Total shareholders’ equity	66,870	77,223	90,150	64,007	60,606
Notes:

*
The selected financial data set forth above should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those statements included elsewhere in this annual report.

**
Certain items in the selected financial data set forth above were reclassified in conjunction with the paragraph “Reclassifications of certain items within the consolidated financial statements” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

RISK FACTORS
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
Risks Related to our Business
We face significant competition for users, advertisers, publishers and distributors, principally from Google, Yahoo, Facebook and MSN but also from other smaller competitors
We face significant competition from Google, Yahoo, Facebook and MSN, each offering an integrated variety of internet products, advertising services, technologies, online services and content in a manner similar to us.
These large competitors offer products and services that directly compete with our offerings, including consumer e-mail, search, instant messaging, photos, maps, video sharing, content channels, mobile applications, and shopping services.
We also compete with traditional media companies to attract advertising revenues, both domestic and international. Currently many advertisers allocate a portion of their advertising budgets to internet advertising. In response, traditional media companies are increasingly expanding their content offerings on the Web and are competing for both offline and online revenues. We also compete with a variety of other providers of online services, including social media and networking sites like Facebook and Orkut for users, advertisers and developers.
Some of our existing competitors and possible additional entrants may have greater brand recognition for certain products and services, more expertise in a particular segment of the market, and greater operational, strategic, technological, financial, personnel, or other resources than we do. In addition, Google, Yahoo, Facebook and MSN have access to considerable financial and technical resources with which to compete aggressively, including by funding future growth and expansion and investing in acquisitions and research and development. In addition, emerging start-ups may be able to innovate and provide products and services faster than we can.
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
Competition for visitors, customers, subscribers, advertisers and shopping partners is intense and is expected to increase significantly in the future as there are no substantial barriers to entry in our market. Furthermore, it is difficult to predict which online advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues. Intense competition in our businesses could have a material adverse affect on our results of operation, including our ability to achieve and sustain profitability. For additional information regarding our competition, please see “Business — Competition” in this annual report.

More individuals are utilizing non-PC devices to access the Internet, and versions of our services developed for these devices might not gain widespread adoption by the devices’ users, manufacturers, or distributors or might fail to function as intended on some devices.
The number of individuals who access the Internet through devices other than a PC, such as mobile telephones has substantially increased and the trend is likely to continue. Our services were originally designed for rich, graphical environments such as those available on the desktop and PC. The different hardware and software, memory, operating systems, resolution, and other functionality associated with alternative devices may make our services unusable or difficult to use on such devices, and the versions of our services developed for these devices may not be compelling to users, manufacturers, or distributors of alternative devices. Similarly, the licenses we have negotiated to present third-party content to desktop and PC users may not extend to users of alternative devices. In those cases, we may need to enter into new or amended agreements with the content providers in order to present a similar user-experience on the new devices. The content providers may not be willing to enter into such new or amended agreements on reasonable terms or at all.
Further, new devices, operating systems, networks, and platforms are continually being released. It is difficult to predict the problems we may encounter in developing versions of our services for use on these alternative devices. We may also need to devote significant resources to the creation, support, and maintenance of such versions.
If we fail to detect click fraud or other invalid clicks, we could lose the confidence of our advertisers, which would cause our business to suffer.
We are exposed to the risk of fraudulent clicks and other invalid clicks on our ads from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to link to the underlying content, such as inadvertent clicks on the same ad twice and clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on an ad displayed on a website for a reason other than to view the underlying content. An increase in click fraud or invalid clicks could cause our advertisers to lose confidence in the effectiveness of our services, which could negatively affect our profitability and damage our brand.
New technologies could block our ads, which would harm our business.
Technologies have been developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could adversely affect our operating results.
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
Advertisement expenditures tend to be cyclical, reflecting overall economic conditions and nature of industry, budgeting and buying patterns. Since a significant portion of our revenue is derived from advertisements, the adverse economic conditions have caused, and a continuation of adverse economic conditions could cause, additional decreases in or delays in advertising spending, a reduction in our revenues and a negative impact on our short term ability to grow our revenues.

A significant portion of our Indian advertising revenues include revenues from consumer financial services and from other Internet companies, including those engaged in the business of jobs, travel, matrimonial, real estate and online shopping. Some of these companies are startups without proven long-term business models and are dependent on external funding for future growth. These companies have been adversely affected by the current global economic slowdown and this has resulted in lower online advertising revenues in the recent past. While general economic conditions have recently improved, the robustness and pace of the global economic recovery remains uncertain and there is no assurance that these and other segments will recover from the impact of the recession, succeed in raising financial resources and increase online advertising spends.
Further, a continuing or future slowdown in the Indian and U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.
Our publication business in the United States and Canada faces competition
Our publication business in the United States and Canada faces competition from not only Internet-based publications but also from other publications targeted at Indian-Americans and from television channels featuring Indian news and programming. In addition, competition to provide news and information regarding India or content that is of interest to Indian-Americans in these markets for paying subscribers for our India Abroad newspaper, which is subscription-based, is intense due to the presence of other paid newspapers such as News India Times, Indian Express and India West. Further, our publications also face competition from free newspapers and from electronic media, such as television channels dedicated to Indian news and programming and online publications and services. If our U.S. and Canadian publishing businesses are unable to successfully compete, our results of operation could be adversely affected.
A slowdown in economic growth, in particular a slowdown in the growth of companies that advertise products or services targeted at Indian-Americans, may also reduce advertising revenues for our U.S. publications. Further, as is the case with our contracts with online advertisers, our contracts with advertising customers for our India Abroad business usually do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Any of these factors could have a adverse effect on our business and our future financial performance.
We may be required to record a significant charge to earnings if our goodwill, long lived assets, or investments in equity interests become impaired
We are required under generally accepted accounting principles to test goodwill for impairment at least annually and to review our long lived assets and investments in equity interests for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and long-lived assets include significant adverse changes in the business climate and declines in the financial condition of our business. Factors that could lead to impairment of investments in equity interests include a prolonged period of decline in the operating performance of, or adverse changes in the business outlook of the company in which we invested. With the advent of online news sites, print publications in the United States have started facing pressures on revenue and could face prospects of a substantial diminution of their asset values. Our online businesses in India and the United States too have been facing pressures on account of the economic slowdown and increasing competition for online revenues. We have recorded in the past and may be required in the future to record additional significant charges to earnings if a portion of our goodwill, long-lived assets, or investments in equity interests becomes impaired. Any such charge would adversely impact our results of operations.

We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability
We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2010, we had an accumulated deficit of approximately US$62.02 million. We incurred a net loss of US$8.03 million for the fiscal year ended March 31, 2010. We may in the future incur additional net losses and negative operating cash flows.
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
Increasing consumer resistance to online advertising may result in loss of revenues
There is a growing consumer resistance to intrusive advertising online. In our desire for improved user experience we have reduced the number of advertisements served on our site and in particular eliminated all advertising from our home page. As a consequence of this we experienced a decline in our advertising revenues and expect the same to continue for at least the short term, although we are hopeful that a better user experience will lead to a higher number of users over time. We can however give no assurances that this will happen. If we are unable to compensate for the loss of advertising revenues from such restriction with incremental revenues due to increased user traffic, our results of operations could be materially adversely impacted.

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
We may not be able to grow our business if online advertising in our markets does not expand
Our business strategy primarily depends on the anticipated growth of online advertising in our markets and the growth of our revenues depends on increased revenues generated by online advertising. We anticipate that a high portion of our future revenues will continue to be derived from online advertising on our website. Online advertising is an evolving business and our ability to generate and maintain significant advertising revenues will (among others) depend on:
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

Our contracts with advertising customers do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Additionally, our contracts with advertising customers are usually limited to a specific project and/or for a specific time period and not any future work. There are also a number of factors, other than our performance, which are not within our control that could cause the loss of advertising customers. Early termination of material contracts or non-renewal of an expired material contract could have a material adverse effect on our business and our future financial performance.
The loss of one or more significant advertisers could adversely affect our revenues
We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2010, our top ten advertisers in India accounted for approximately 31% of our India Online Advertising revenues. For the same period, for our US Publishing business, our top ten advertisers contributed approximately 24% of total US Publishing revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.
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
We have limited backup systems and redundancy. The failure of these backup systems could lead to the disruption of our services and the loss of important data. We have suffered temporary service outages in the past from time to time that have resulted in a disruption of our services. Future disruptions or the occurrence of any of the foregoing factors may result in users being temporarily unable to access our services. Any sustained disruption will reduce the number of visitors to our website and could have a material adverse impact on the transactions handled through our website. Such disruptions could also reduce the number of advertisers on our site and materially affect our operating results, which may lead to a decline in the market price of our ADSs.

We seek to protect our computer systems and network infrastructure from physical break-ins, as well as security breaches and other disruptive problems. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. There can be no assurance that these security measures will be effective.
If someone breaches our network security or otherwise misappropriates sensitive data about our users, we could be subject to liability. These liabilities could include fraud claims and other claims for misuses of personal information, such as unauthorized marketing purposes. These claims could result in litigation and could have a material adverse effect on our business, results of operations and financial condition.
We do not carry material business interruption insurance to protect us in the event of a catastrophe, even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also adversely affect our business.
We may lose a significant portion of our assets if banks in India collapse.
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
•	the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;

•	the difficulty of assimilating the operations, third-party relationships and personnel of the acquired companies with our operations;

•	Diversion of management time and focus from operating our business to acquisition integration process;

•	the difficulty of incorporating acquired technology, software or content into our products, and unanticipated expenses related to such integration;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	The potential unknown liabilities associated with acquired businesses;

•	The failure to develop successfully new products or technologies;

•	The failure to popularize such products or technologies and/or derive expected revenues therefrom;

•	unfavorable changes in business environment and government regulations;

•	unfavorable changes in accounting rules and guidelines relating to our acquisitions; and

•	the failure of companies in which we invest to raise sufficient capital to maintain their business.

•	Cultural challenges associated with integrating employees from the acquired company into our organization

•	Retention of employees from the businesses we acquire.

•	Litigation or other claims in connection with the acquisition or investment, including claims from terminated employees, customers, former stockholders, or other third parties.
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
We may also be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we post or products sold by third parties on our website. For example, we had been named as a defendant in proceedings filed by The Board of Control of Cricket in India (“BCCI”) in the High Court of Madras, where BCCI sought to obtain a permanent injunction against a vendor who depicted the image of “IPL”. We could also become liable if confidential information is disclosed inappropriately on or through our website.
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

Our video sharing platform called iShare allows members to upload and share music, videos and photos. Under our terms of use, our members are responsible for their accounts and must agree and undertake not to post or upload any material that violates or infringes any copyright or other privacy laws and acknowledge that Rediff.com assumes no responsibility for the contents accessed or uploaded through this service. Nonetheless, we could be subject to litigation within or outside of India which could include civil or criminal prosecution and civil liability. Defending such litigation could involve substantial management time and cost as well and we can give no assurance that we would succeed in defending any such litigation.
The laws in India and the United States relating to the liability of companies which provide online services, like ours, for activities of their users, are still relatively unclear. Investigating and defending these claims is expensive process, even if they do not result in liability. We do not carry insurance to protect us against all types of claims, and there is no precedent on such liabilities under Indian law. Further, our business is based on establishing the Rediff.com website as a trustworthy and dependable provider of content and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.
For information regarding pending litigation filed against us, please see “Business — Legal Proceedings” in this annual report.
If we are unable to provide innovative search experiences and other services that generate significant traffic to our Websites, our business could be harmed, causing our revenues to decline.
Internet search is characterized by rapidly changing technology, significant competition, evolving industry standards, and frequent product and service enhancements. We must continually invest in improving our users’ search experience—including improving the relevance of our search results, as well as presenting users with a search experience that is responsive to their needs and preferences in order to continue to attract, retain, and expand our user base. We currently deploy our own technology to provide search results on our network.
We may be liable to third parties for the products they purchase online
Consumers may sue us if any of the products or services offered on our website’s marketplace are defective, fail to perform properly or injure the user. Although our agreements with manufacturers and distributors whose products are displayed on our website’s marketplace typically contain provisions intended to limit our exposure to such liability claims, these provisions may not be sufficient to limit all of our liability from such claims. Product warranties are the responsibility of those who sell products on our website’s marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase. Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay significant damages. Allegations of impropriety, even if unfounded, or poor service provided by manufacturers and distributors on our website’s marketplace, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.
For information regarding pending litigation filed against us, please see “Business — Legal Proceedings” in this annual report.
In addition, the laws relating to the online sale of goods and services are not fully developed. The various laws and regulations covering online sale of products and their interpretation involve a significant degree of uncertainty. Further, the application of tax law as it relates to online transactions for goods and services is likewise uncertain. Our business, financial condition and operating results may be materially affected if we were required to obtain such registrations or comply with various additional laws and regulations or pay additional taxes.

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
Regulatory authorities around the world are considering a number of legislative proposals concerning data protection. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.
Further, failure or perceived failure by us to comply with our policies, applicable legal and other requirements, related to the collection, use, sharing or security of personal information, or other privacy, data-retention or data-protection matters could result in a loss of user confidence in us, damage to our brands, resulting in a loss of users, advertising partners, or affiliates, which could adversely affect our business.
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

Currency exchange rate fluctuations may adversely impact our operating results and financial condition
The exchange rate between the Indian Rupee and the U.S. dollar has fluctuated substantially both historically and in recent years, and could continue to fluctuate substantially in the future. Our Indian revenues are translated into US Dollars for reporting purposes at average annual U.S. Dollar/Indian Rupee exchange rates which are computed by us based on daily closing rates published by the Reserve Bank of India. If the Indian Rupee depreciates then this depreciation adversely affects our reported revenues in US Dollars.
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
If we are unable to develop new services or enhance existing services in anticipation of our users’ needs, our users’ level of engagement with our services may decline and our business could suffer as a result.
Our success is dependent, in part, on our ability to anticipate customers’ needs in advance and develop new services or enhance the existing services to fulfill those needs, on a cost-effective and timely basis. The development and implementation of such services entail significant technical and business risks. There can be no assurance that we will successfully implement new services. New technologies are giving rise to new business opportunities, such as in local search and social networking. We believe that much of our future growth will depend on our ability to seize upon these opportunities and successfully launch new products and services and our ability to retain or improve the level of user engagement with our services. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, our business and our future financial performance could be materially adversely affected.
A small group of our existing shareholders control our Company and may have interests which conflict with those of our other shareholders or owners of our ADSs
As of March 31, 2010, our six largest shareholders beneficially owned an aggregate of approximately 59.9% of our Equity Shares.
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
The success of technological infrastructure and consumer base for our products and services depends on the acceptance of the Internet in India, which may be slowed by cost and affordability issues, technical obstacles and unfavorable Government policies
The growth of our India Online business is highly dependent on the growth in the number of PCs in use, and the growth of broadband, Internet and mobile phones.

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
In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, broadband penetration rates in India are very low compared to other developed countries. According to TRAI, India had an estimated broadband subscriber base of 8.75 million in March 2010. If the broadband and telecom industry in India fails to register significant growth as has been experienced by other developed countries, our growth may also be affected.
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
Compliance with corporate governance and public disclosure requirements may increase our costs of compliance
Regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new SEC regulations, are resulting in additional costs for companies like ours.. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal control over financial reporting.
In connection with this annual report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2010, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. Our efforts to comply with laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, if we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
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
Our ability to acquire companies organized outside of India may depend on the approval of the Government of India and the Reserve Bank of India. Our failure to obtain approval for acquisitions of companies organized outside India may restrict our growth, which could negatively affect our revenues
As part of our business strategy, we may plan to acquire complementary businesses, including businesses based outside of India. For the acquisition of a business based outside India we may, under certain circumstances, be required to obtain approval of the Reserve Bank of India and/or the Government of India. Under guidelines issued by the Reserve Bank of India, the acquisition of companies organized outside India is permitted under certain circumstances without prior approval if such acquisition does not exceed 400% of the net worth of the acquiring company as of the date of the last audited balance sheet or unless the acquisition is funded with cash from acquiring company’s existing foreign currency accounts or with cash proceeds from the issuance of ADRs/ADSs. This ceiling includes contribution to the capital of companies organized outside India, loans granted by the Indian party to such companies organized outside India and all of the guarantees issued by the Indian party to or on behalf of such companies organized outside India.

We cannot assure you that we will be able to obtain any required approval from the Reserve Bank of India and/or the Government of India. Our failure to obtain approval from the Reserve Bank of India and/or the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively impact our business and prospects.
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

Our management has broad discretion in using the proceeds from our securities offerings and cash from operations and therefore investors will be relying on the judgment of our management to invest those funds effectively
Our management has broad discretion with respect to the use of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2010, we held approximately US$44.69 million as cash and cash equivalents and short term deposits with banks on which we are earning interest.

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
Owners of our ADSs may be restricted in their ability to exercise voting rights because of the practical and legal limitations associated with instructing our Depositary to vote on your behalf
Holders of ADSs may exercise voting rights only through a depositary, unlike an owner of Equity Shares, who can exercise voting rights directly. An owner of ADSs generally will have the right under the deposit agreement to instruct our Depositary to exercise the voting rights for the Equity Shares represented by the ADSs. Owners of ADSs have no rights pursuant to the Companies Act, under which we are incorporated, and are limited to those rights granted to them pursuant to the depository agreement.

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
We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Equity Shares to adverse tax consequences
We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ending March 31, 2010. However, there is no guarantee that the Internal Revenue Service will agree with our determination. Moreover, it is uncertain whether we will be classified as a PFIC for any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. We currently maintain a significant amount of passive assets, including cash, which contributes significantly to the risk that we may be or become classified as a PFIC. If we do not spend substantial amounts of our liquid assets for business development purposes or if our market capitalization does not substantially increase, we may also be classified as a PFIC for one or more future taxable years. If we are or become classified as a PFIC, United States investors holding our ADSs or our Equity Shares may be subject to penalizing tax and interest charge rules on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.
Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares
The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2010, we had an aggregate of 14,615,800 Equity Shares outstanding. Of the outstanding Equity Shares, 8,907,200 ADSs, representing 4,453,600 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

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
We are a leading Internet destination in India, focusing on providing world-class online consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features including a social networking platform, photo/video sharing capabilities, local search, and mobile and online marketplace services.
We also publish two weekly newspapers, “India Abroad” and “India in New York”. These are targetted at the Indian-American community based in the United States and Canada:
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
During the fiscal year ended March 31, 2004, we evaluated the prospects of the ValuCom business and considering a number of factors, including the downward trend of telecom rates for U.S.-India telephone calls, the emergence of low cost competitors and our lack of sufficient scale, we decided it was more prudent to exit the ValuCom business. Therefore, in April 2004, we exited this business.
Our Markets
We believe that in the long run the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms, a consequent increase in online advertising and fee based revenues and our ability to capture a sizeable share of the increase in revenues.

The growth of the user bases for Internet and mobile phones, in turn, is dependent on government policies which facilitate a competitive and financially healthy telecom industry and on Government of India policies that stimulated broadband internet investments by telecom companies. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones. However, internet growth has slowed down over the last 3-4 years from 28% year on year growth to the current rate of 14% year on year, as indicated by ComScore Media Metrix. The time spent on the internet however has grown from 4% year on year at the end of March 2009 to 36% year on year at the end of March 2010 (source: ComScore Media Matrix). The PC market in India has shown a revival with a sales growth touching 7.6% in 2009-10 over the previous year 2008-09, compared to the year before 2007-08 which showed a 8.1% decline (source: IDC India). The growth of the internet in India would be driven by the growth of the broadband subscribers which stands at 8.75 million as of February 2010 (source: TRAI). The government has set a target of reaching 100 million by 2014 (source: TRAI) and is planning to spend Rs 18000 crores over three years to lay a five lakh kilometer optic fibre cable to reach every village (source: Economic Times). On the other hand, the Indian mobile phone user base, which stood at 584 million as at March 31, 2010, continues to grow at a fast rate, witnessing a growth of 49% during the year ended March 2010 over the corresponding previous year (source: TRAI estimate).
The growth of our international business, particularly the US businesses, is dependent on our ability to launch new services that appeal to our worldwide user base and revenue growth from our weekly newspapers, India Abroad and India in New York.
Our overall revenues are also dependent on the health of the Indian and the U.S. economies. Our revenues in fiscal 2010 declined from fiscal 2009 on account of the continued economic slowdown in the US and Indian markets, as well as our move to remove ads from our homepage in order to enhance customer experience. A significant portion of our Indian advertising revenues includes revenues from sectors such as consumer financial services and from other Internet companies, jobs, travel, matrimonial, real estate and online shopping sectors. These sectors have been adversely affected by the economic slowdown and have considerably reduced their advertising outlays both overall and with us. However, over the past two consecutive quarters, we have seen a steady recovery in our advertising revenues.
It is difficult to predict when the economic slowdown will end, but we believe this is unlikely to happen in the near future, especially considering the state of the European markets.
Our Opportunity
Internet access and usage through PCs and mobile phones are still at an early stage in India. We believe our opportunities are driven by the following factors:
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

•	Expected growth over time in internet access through mobile phones, further fueled by the issue of 3G licenses in India recently.

We believe that as an operator of a website with a large number of users, we are well positioned to benefit from the growth of revenues generated from these services.
Our Strategy
We are focused on providing a full range of culturally relevant online products and services to Indians living in India and other parts of the world. We intend to continue to focus on providing the following services:
•
Online advertising services on our Rediff.com website, revenues from which currently account for a significant portion of our India Online business. These include banner advertising, performance based advertising, e-mail and text link campaigns sponsorship of online events and rich media ad formats. Our target client base for advertising and sponsorships include global companies doing business in India, domestic corporations and small and medium enterprises.

•
Our “Rediff Local Search” platform, an advertising service for small and local advertisers which is currently being enhanced to cater to the location based search market. Users can post and view local ads on both personal computers as well as mobile phones. We have added a number of points of interest on our maps. Our technology can sense the location of the user based on his/her IP address so that the search results are relevant even if the user has not specified his location. We have also refined the query understanding engine to enable auto-categorization of the query using new algorithms. We expect to grow our user base for this service over the next year.

•
Community and social networking platforms which connect people through an online network. In the past year, we have concentrated on socially enabling many parts of our website. These initiatives are centered around a MyPage for each user of our service. Other community products and platforms includeGet Ahead Q&A and Rediff Blogs. We believe our video, audio and photo-sharing platform, iShare, is a leader in its category. We are also a leading provider of free e-mail communication services which are provided in many Indian languages.

•
News and information services, including breaking news, our money channel Moneywiz as well as message boards for users to post their opinions, a facility for users to personalize news to suit their interests and periodic newsletters they can receive in their e-mail boxes. Our news and information channels cover politics, business, entertainment and sports.

•	Mobile value added services, include facilities for downloading ringtones, mobile games, wallpapers, chat and e-mail. We provide these services for 2G, 2.5G and 3G mobile services.
•	Services for small and medium businesses such as webhosting, domain name registration are offered on a subscription basis.
•	Search services, including web search facilities as well as services to locate local information on domestic airfares, train fares, job listings, images and products.
•
Online shopping services, includes a platform for merchants in India to create online shops, for consumers to explore the wide product range on our site, conveniently place orders track their packages, and rate the merchants. We believe that not only do we offer the widest range of payment options to our consumers but also have one of the largest delivery coverage of any online shopping sites in India. We have recently introduced the concept of social shopping that allows merchants to have their own MyPage to display products and interact with their customers.

•	In the United States, publication of “India Abroad” and “India in New York”, as well as providing online services to the Asian Indian community.

India Online Business
Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 89.5 registered million users as of March 31, 2010, we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.
For the fiscal year ended March 31, 2010, the India Online business segment generated US$14.69 million, a decrease of approximately 25% compared to India Online revenues during the fiscal year ended March 31, 2009. The decline was partly on account of the continued economic slowdown in India in sectors such as travel, jobs, matrimonial, shopping, consumer finance and real estate, which affected our online advertising revenues, and partly on account of the removal of advertisements from our India and US home pages as well as removal of non-contextual ads from other pages in a bid to improve customer experience.
Information and Content
We deliver information and content to our users in an easy to use interface. The information and content channels currently available to our users include news, business, movies, cricket/sports and several other topics of interest. We currently offer this information and content without charge to our users.
In our endeavor to enhance the user’s browsing experience, our website now sports a clutter-free layout, clean user interface and easy navigation aids, all of which make it convenient for the user to discover content. The ‘Minimalist’ user interface approach which is based on the philosophy of convention over configuration, coupled with the use of collective intelligence, enables pages to load faster offering users’ instant response even when accessing the site over mobile phones.
We have reduced the number of advertisements served on our site and in particular eliminated all advertising from our home page. As a consequence of this we experienced, a short-term decline in our advertising revenues in the middle of the fiscal year ended March 31, 2010.
However, the revenues have grown sequentially for the 3rd and 4th quarters of the fiscal year 2010 and have exceeded the January, February and March 2009 revenues.
As a result of this initiative, our unique user base has shown a better than market growth of 17% in January, February and March 2010 compared to same period last year, as measured by Comscore Media Metrix. In contrast the market grew by 14% for the same period.
We believe that a significant percentage of our online users are between the 18 to 34 years old age group. As such, we place emphasis on reaching younger users through more focused information and content relevant to this audience.
Our primary information and content channels are broadly classified into news content and interest specific subjects. News content includes Current affairs, Business and Finance, Movies, Sports. We provide our users with up-to-date news of interest to Indians, including feature stories, interviews and online chats with leading Indian personalities in public life as well as sports and entertainment, breaking news and in-depth coverage of significant events. We use our in-house staff to generate this content as well as freelancers and news feeds from wire services and other online and offline media houses. This content can be in text, audio and video format and we offer our users tools to search this content, opt to get news items by email or on their mobile phones as well as share the content with other users in their network by adding it to their page (MyPage).

Community Features and Products
Through a single login facility, we provide a combination of free and paid community features and products to consumers and businesses. Our offerings include e-mail, web and vertical search tools, matchmaker, blogs, message board, shopping, social networking and mobile services. Some of these features and products are offered without charge, while others are offered on a subscription or fee basis. Payment for our fee-based services can be made by credit cards and within India by check/demand draft or through direct debit of the user’s Internet banking account. In case of shopping, we also offer the additional facility of cash on delivery.
Our specific offerings include:
E-mail
We offer our users a variety of e-mail solutions tailored to their needs and we believe that we have priced each of our branded e-mail products competitively. All of our e-mail services offer Spam control and support the use of English and eight Indian languages. Our e-mail offerings are described below.
•
Rediffmail, our flagship e-mail service, is provided free of charge to our users. In fiscal 2009 we enabled integration of feeds from social networking sites Orkut, Facebook and Linkedin into the Rediffmail inbox, facilitating users to get updates of their friends’ activities through Rediffmail. We have now additionally made our interface more user friendly by providing easy navigation to quickly perform actions like reading unread mails, composing a new mail, deleting mails, accessing the calendar and contacts. The service is also accessible on mobile and works seamlessly on most mobile phones.

•
Rediffmail Pro is a subscription e-mail service targeted at business users. Rediffmail Pro offers small businesses the ability to select and configure, subject to availability, e-mail addresses. Subscribers are given five e-mail addresses and 1GB of storage space, which can be allocated among different users and increased without limitation at a small additional charge. Rediffmail Pro also offers enhanced address book features and superior virus and spam protection. Users may also access their e-mail accounts using POP access through their Rediffmail Pro accounts. Rediffmail Enterprise Pro is a web based e-mail service primarily for companies with a significant number of agents/sales associates/dealers.

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

•
For the small and medium enterprises, we are testing a new paid push mail service. It enables small and medium enterprises to have complete administrative control over the subscribed email service and offer the same to their employees. The service is offered at significantly lower price compared to other competing services and works on a large variety of popular phones including Nokia and Samsung.

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

Blogs
Rediff iLand was revamped and launched as Rediff Blogs in the fiscal year ended March 31 2010. This is a free online interactive tool where users can set up their own blogs and publish their thoughts and ideas directly and instantly on the Web as well as visit other blogs and comment on them. Users can also post pictures and create multiple blogs under a single username and password. We also have an option of eight Indian languages on Rediff Blogs allowing users to choose the language they wish to blog in. The languages currently offered include Hindi, Gujarati, Marathi, Tamil, Telugu, Malayalam, Bengali and Kannada.
Social Networking
Our video, audio and photo sharing platform, Rediff iShare, has since gained in popularity. Rediff iShare videos and music files are now available for viewing on iPhones and other mobile devices. Video files are now served on both MP4 and flash video formats.
Rediff MyPage is our free online social networking product which allows users to become part of a network by creating and uploading profiles that include details about their profession, education and interests. Thereafter, users can invite friends to join their network and can become linked to a larger network. MyPage service now enables users to capture photos via mobile devices and upload and share them within their social network on the service. Other features include bookmarks, viewing profiles of persons, adding friends, posting on message boards, receiving updates from other social networks and other personalization tools. Rediff MyPage allows companies, colleges, celebrities to create their profiles where fans can connect with them and receive updates on their latest offerings, events and new releases.
Get Ahead, our popular editorial content channel also supports a forum for questions and answers. This social media platform allows users to post questions and answers on various issues, and vote for the most relevant answers within a community environment. Prolific users of this platform are rated using a point system.
During the fiscal year ended March 31 2010, we launched a new service called Songbuzz. This allows our users to access our extensive collection of songs in various languages and stream them. Social features like sharing streamed songs with friends as well as following what they are streaming, commenting on the songs, have been made available to enhance user experience.
Finance Channel
Our Finance platform, Moneywiz, provides stock market quotes, company information and a personal portfolio tracker. In addition, we provide business news, feature articles, expert columns and interviews. Our business channel offers business news from India and coverage of Indian stock markets. This channel also provides regular columns and feature stories, as well as personal finance information. Our free, real-time stock market indices and stock quotes, a tool which enables users to benchmark returns on their investments has been well received by the users.
Search Services
As India’s Internet user base grows there is an increasing need for localization of services. Our search services are described below.
•
Local Search, which allows users to search for location specific products and services and allows individual advertisers to publish their offerings free of cost from the internet or mobile. In addition to the features mentioned earlier, we also offer a value added service called Click to Call on this service which connects the advertiser with the interested party on their mobile phones free of cost for a period of 2 minutes.

•
Fare Search, which allows users to search for and compare transportation fares. Features of Fare Search include the “Lowest Fare Finder” search tool, which charts out the lowest price points for up to 90 days. Fare search offerings include searching for schedules, seat availability, fares for trains in the India Railway System.

•
Job Search, which allows users to search for jobs across multiple job sites as well as private company and government job openings. Job Search also includes a tool that allows human resource consultants and recruiters to upload job vacancies, at no cost, directly to the Job Search website. We also offer a free e-mail alert feature that allows users to stay updated on the latest job openings in their desired categories.

•
Product Search, which allows users to search for and compare product features and prices across major Indian cities. Product Search features a “Price history” feature that enables users to track prices of different products on a month-on-month basis.

•	Video Search, we offer video search as part of our vertical search offerings and this helps users to search and find videos from a database of over two million online videos.
•
Other search services, which include Image Search, Map Search, Stock Search, Book Search and Ringtone Search. We also enhanced our language search crawling technology to identify and reach more Indian language websites. Our web search now also returns relevant results from our News, Images, Maps, Shopping, Q&A and other services.

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

•
E-mail and Instant Messaging. Rediffmail subscribers can receive, read and reply to e-mails and instant messages by SMS. Users are charged a fee for each outgoing SMS which contains the e-mail or instant message.

•
SMS Keywords: We have recently launched a new service through which advertisers can purchase a specific keyword for a period of time. This keyword can be advertised in their marketing campaigns and promotions. This allows advertisers, both large and small, to reach out to and interact with the vast majority of the Indian consumers that have access to a mobile phone at a very low cost,

We have entered into agreements with major Indian mobile phone operators permitting their mobile phone users to access our offerings. Our agreements with these operators currently allow us to reach global systems for mobile communications (“GSM”) based and CDMA-based cellular providers, covering almost the entire mobile footprint in India. Pursuant to the terms of our agreements with Indian mobile phone operators, we receive a portion of the amounts charged by these operators to their mobile phone users for using our mobile based offerings. With these partnerships with Indian mobile phone operators, we believe that we have established an extensive footprint in the country for value-added mobile services.
Online Shopping
Rediff Shopping is an online marketplace which allows users to purchase products and services from various merchants. We offer products and services from merchants in various categories, the most popular of which currently include electronics, apparel, personal accessories, flowers and jewelry.
Customers can pay for their purchases using a variety of payment options, including credit cards, debit cards, online banking services, cash on delivery, gift vouchers and checks/demand drafts. We have entered into agreements with leading Indian banks to facilitate payment processes. In our effort to provide more and more users with the convenience of online shopping, we have recently partnered with India Posts as a logistics partner. This allows us to now service more than 29,000 pin codes across the country. We also continue to work with our vendors on improving delivery cycles in order to delight our customers.
In the fiscal year ended March 31 2010, we have enhanced the concept of our online marketplace by introducing a “Loyalty Platform”, whereby we bring together sellers wishing to offer special discounts/products to a closed user group, and banks/airlines/telecom partners looking to offer a value-added service to their customers to enhance customer loyalty. Customers of these banks/airlines can either purchase the discounted products available on the customized platform or redeem it for points that they may have accumulated on their credit/debit cards.
Rediff Shopping also features a vendor rating system to enable online shoppers on our e-commerce platform to rate their shopping experience with different online merchants. Customers are invited to provide feedback when items are delivered, rating their experience with the vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the number and type of feedback provided, after applying internal logic calculations.

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
We had over 500 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2010. Our top ten advertisers accounted for approximately 31% of our India advertising revenues for the fiscal year ended March 31, 2010. A partial list of our advertising clients includes Naukri.com, Dell, Edelweiss, Nokia, Monster.com, Bharatmatrimony.com, Citibank and Tata AIG.
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

We use Apache and IIS servers located in India and which run on Linux and Windows platforms. Servers in India are maintained mainly at service providers in India and elsewhere. We have built the capability to deliver content using our own content delivery network and also use an external content delivery network where we are not present. We believe that using these hosting services enhances our ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. These hosting services also provide continuous customer service, multiple Internet connections and continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network-server intrusion and timeliness of content.
In 2010, we re-architected our site in line with the Model-View-Controller philosophy which is a tiered architecture that separates “data from access” and “access from presentation”. In addition, we have developed a common data model across our products and services which now enables us to centrally manage user profiles and content. We have recently commenced sponsorship of “Hypertable”, an open source project to create a high performance data storage system designed to support applications requiring very high scalability and reliability. We have also adopted a RESTful architecture across all our services to make them intuitive for users and simple for developers.
Our services are now accessible with equal ease over both PC and Mobile Phone. We have also built an intelligence to detect browser capabilities to serve pages with appropriate layouts and supported features. We have improved upon our Search technology and have introduced social and collective intelligence features across all our services.
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
Online Shopping
Our shopping platform has a host of user-friendly features such as product search and detailed product category listing. The “tracking order”, “view account”, “shopping bag details” and “order status update by automated e-mail” features make online shopping more convenient for users. Users can place orders from anywhere in the world for delivery into India. They can pay for purchases by credit card, local check, cash-on-delivery (“C.O.D.”), or direct debit to an Internet banking account if they have an account with designated Indian banks. Our customer service officers address customer inquiries and solicit feedback from users to continuously improve our offerings. Customers are invited to provide feedback when items are delivered using our vendor rating system, rating their experience with a vendor as satisfied, unsatisfied or undecided. Vendors are rated based on feedback provided by shoppers.
Once a user places an order on our website, we process and collect payment (except where the method of payment is C.O.D.) and notify the merchant who then packages the product and arranges for delivery through one of our designated couriers or the user’s designated courier. We make payment to the merchant once we receive proof that the merchant has delivered the product. Most products purchased through our website are delivered within ten business days. Product warranties are the responsibility of those who sell products on our website’s marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase.

Pursuant to the terms of our agreements with merchants, we may receive a one-time entry fee and a separate commission on the sale of each product posted on our website.
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
We have entered into agreements with Axis Bank, Citibank, N.A. and ICICI Bank Limited to automate Visa and MasterCard credit card payments through our website.
We also have arrangements with a number of major banks in India to facilitate online money transfers.
United States Publishing Business
Our United States publishing business primarily consists of the Rediff India Abroad website, which is targeted at the Indian-American community in North America, our India Abroad newspaper and our India in New York newspaper. For the fiscal year ended March 31, 2010, the United States publishing business generated US$4.2 million of revenues, a decrease of approximately 28% compared to US Publishing revenues during the fiscal year ended March 31, 2009. This decline is attributable to the recession in the US economy that continues to impact advertising budgets of companies as well as the overall decline of the US newspaper publishing industry.
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
India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also place classified advertisements through this website. Recently, we launched the e-edition of this publication. Subscribers can get a copy emailed to them for their convenience.

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
We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet Service Providers (“ISPs”). Our current and anticipated competitors include Google, Yahoo, Facebook, Microsoft, AOL, Ebay as well as a host of other international and Indian companies.
We also indirectly compete for advertising revenue with other forms of media, such as print media, radio and television, as well as companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to our customers or potential customers.
Many of our competitors have a longer operating history, greater name recognition and customer base, and greater management, financial, technical, marketing, sales, brand, and other resources than we do. They can use their superior experience and resources in a variety of competitive ways, including by investing more aggressively in research and development, creating superior content, making acquisitions, and competing more aggressively for advertisers. In addition, emerging start-ups may be able to innovate and provide products and services faster than we can. There has also been a trend toward industry consolidation so our smaller competitors today may become larger in the future. If our competitors are more successful than we are at generating visitors and website traffic due to superior content and other service offerings, our revenues may decline.
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
Facilities
India
Our corporate headquarters are located in Mumbai, India, where we lease approximately 16,800 square feet, located in two buildings. In one facility we lease approximately 10,800 square feet and in the other, we lease a total of approximately 6,000 square feet under two separate lease agreements. The lease for our 10,800 square foot facility has been extended until January 20, 2011. The lease for our 3,000 square foot facility expires on September 30, 2012 and the lease for our 3,000 square feet adjoining offices expires on September 30, 2011.
We lease office space for our branch offices in India. This includes an area of approximately 3,165 square feet of office space in New Delhi, the lease for which expires on November 30, 2012.
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
Legal Proceedings
Action Relating to Access to Pornographic Material
On June 21, 2000, the Company, certain of our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that we, through our website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order on the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai and currently hearings have commenced. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the charges, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages.
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
Actions Relating to Trademark Infringement
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

In February, 2006, a complaint was filed by Marksman Pvt. Ltd. against various telecom operators and internet service providers and Rediff.com alleging infringement of copyright of Marksman by way of dissemination of information relating to scores, alerts and updates and or other events happenings via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of One Day International Cricket Matches (“ODIs”) during India’s tour of Pakistan Scheduled in February, 2006. We have filed our response and among the defenses we have raised are: (a) Rediff.com along with other telecom operators and service providers has not infringed the copyrights of Marksman; (b) the information relating to scores, alerts and updates and or other events happening via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of ODIs which was being provided to subscribers was sourced from public domain and as such no exclusivity can be claimed since it falls into public domain. The one judge panel, while dismissing a request for an interim order, has directed the defendants to maintain the accounts of the SMS received during the ODIs. Marksman will have to first amend the suit to seek damages before any claim is made against Rediff.com. In 2006, Marksman has sought to amend the suit prayer to include damages. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.
Actions Relating to Patent Infringement
In March, 2009 a complaint was been filed against Rediff.com and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of Mobile phones with plurality of SIM cards sold through Rediff Shopping website. S. Ramkumar is seeking permanent injunction restraining the defendants, including us, from infringing upon his patent with respect to the Mobile phones with plurality of SIM cards allocated to different communication networks, by manufacturing, marketing, selling and distributing mobile phones having simultaneous use of more than one SIM thereby infringing his products and patented process. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$20,000). We have already filed our response to the Courts, based on the following defenses: (a) it is the vendors, and not Rediff.com, that sells shopping products on the Rediff website and that we have not infringed on any of Ramkumar’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which include providing us with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. Since the High court was closed from 1st May untill 7th June 2010 for summer vacation, the case is likely to be taken up for arguments sometime in the future. Though Rediff has arrayed as a defendant, the S. Ramkumar’s main grievance is only against the other defendants who are manufacturing, selling and distributing multiple SIM cards in alleged violation of the patent in favour of the S. Ramkumar. However, given the nature of the suit and pleadings there would not be any substantial monetary claim on the Company. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.
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

Other proceedings
We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business including some claims from the Indian Tax authorities. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.
Subsidiaries
Rediff Holdings, Inc. (“Rediff Holdings”) is our wholly owned subsidiary and is incorporated in the State of Delaware. Rediff Holdings holds all of the outstanding and voting shares of Rediff.com, Inc. (formerly, thinkindia.com) and all of the outstanding and voting shares of India Abroad.
Rediff.com, Inc., which runs our U.S.-based Internet website, is incorporated in Delaware. India Abroad Publication Inc. is a New York corporation, which publishes a weekly newspaper targeted primarily at the Indian community in North America. Value Communication Corporation, an Illinois corporation incorporated in 1996, is another subsidiary of Rediff.com India Limited. In April 2004, we sold ValuCom’s business to Worldquest Networks, Inc. (“WQN”).

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
Overview
We are a leading Internet destination focusing on providing world-class online consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features including a video sharing platform, sophisticated search engines, and mobile and online marketplace services. With 89.5 million online registered users worldwide as at March 31, 2010, we believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.
We also publish two weekly newspapers aimed at the Indian-American community based in the United States and Canada: “India Abroad” and “India in New York”.
By providing a platform for users that combines our technology, content, and communities and allows our users to personalize and integrate products and services across devices, we aim to become more relevant to our existing users and to increase the number of users of our products and services. We believe that a deeper engagement with new and existing users, coupled with expected growth of PC and mobile based Internet in India as an advertising medium, may enable us to increase our revenues in the future.
We have incurred significant net losses and negative cash flows since our inception in January 1996. We incurred net loss of US$8.0 million for the fiscal year ended March 31, 2010, and as of the same date, we had an accumulated deficit of US$62.0 million. We will need to generate additional revenues, while controlling our expenses, to return to profitability and to reduce our accumulated deficit.
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

Critical accounting policies and the use of estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent liabilities. On an on-going basis, we evaluate our estimates, including but not limited to allowances for doubtful accounts, valuation of investments, income taxes, restructuring costs, contingencies, goodwill impairment, deferred tax assets, employee benefits and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
The following are the significant accounting policies used in the preparation of our consolidated financial statements. Refer to Note 2 to the Consolidated Financial Statements for a more complete discussion of all of the Company’s significant accounting policies.
Revenue Recognition
India Online business
Revenues from display of advertisement and sponsorships is recognized ratably based on delivery over the contractual period of the advertisement, commencing from the time the advertisement is placed on our website. Revenues are also derived from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. Such revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Our obligations sometimes include guarantee of a minimum number of impressions or number of times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of corresponding revenues until the guaranteed impression levels are achieved. We also earn revenues from sending e-mail messages to some of our users on behalf of advertisers and these revenues are recognized ratably over the contacted period.
Fee-based services include online shopping, subscription services and mobile value-added services. Online shopping marketplace revenues primarily consist of commission from the sale of electronics, apparel, books, music, confectionery, gifts and other items. Customers directly place orders with vendors through our website. When an order is placed, we inform the vendor through an intranet and also confirm whether payment has already been collected by us through credit card/debit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of transactions executed for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions and shipping costs recovered from customers at the time of delivery of goods as evident by delivery receipts provided by the vendor. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors’ product information on our website.
Subscription service revenues primarily include income from our various paid e-mail service products and our domain name registration and web hosting services. Revenues for subscription based products are deferred and recognized pro-rata as fulfilled over the terms of such subscription.
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
Allowances for doubtful accounts receivable and other recoverables
We maintain allowances for doubtful accounts receivable and for other recoverables for estimated losses resulting from the inability of our customers to make contractually agreed payments. We establish an allowance for doubtful accounts on trade accounts receivable after considering the financial condition of the customer, ageing of the accounts receivable, historical experience and the current economic environment.
Depreciation and amortization
We depreciate/amortize our assets on a straight-line basis over the useful life of the assets, which range from one to ten years.
Goodwill
Goodwill is tested for potential impairment on an annual basis, which is performed on January 1 or in interim periods if events and circumstances indicate a potential impairment. As reporting units are determined after an acquisition or evolve with changes in business strategy, goodwill is assigned and it may no longer retain its association with a particular transaction. All revenue streams and related activities of a reporting unit, whether acquired or organic, are available to support the carrying amount of goodwill. The reporting units for impairment assessments have been identified as US Publishing business. Under the applicable accounting standard, goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are only for the purpose of measuring the implied fair value of goodwill and these adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

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
Our overall revenues are also dependent on the health of the Indian and the US economies. Our revenues in fiscal 2010 declined from fiscal 2009 on account of a slowdown in the US and Indian economies. The last few months of fiscal year 2010, provided initial signs of recovery in the online advertising market in India. Advertisers in the finance, education, IT products, electronics, among other categories, who had stayed away or reduced their online budgets during the slowdown are now coming back. This is reflected in our India Online advertisement revenues of the past few months. It is difficult to predict when our US businesses will start showing recovery.
We took a number of steps to improve the customer experience on our web site including removal of ads from our homepage and reduction of intrusive and non-contextual ads on other pages. Though this impacted our revenues for certain part of fiscal 2010, we are beginning to see the positive impact of these changes reflected in the growth of our unique users.
In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment. We also expect to continue to invest in marketing initiatives to increase the awareness of our brand to both users and advertisers. Similar to fiscal 2009, we expect to continue our expenditure and investment towards product development and brand building.
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

Reclassifications of certain items within the consolidated financial statements
(i) Cost of revenues
In the fiscal year ended March 31, 2010, the Company presented internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) as part of India Online costs of revenue in the statement of operations. Website connection and maintenance costs were previously presented as part of product development expenses. As these costs mainly related to the operations of the Rediff website, the change in presentation of these costs within the statement of operations as costs of revenue better reflects the nature of the costs. Additionally, classification of such costs as “cost of revenues” is consistent with other similar companies within the internet industry. Accordingly, website connection and maintenance costs relating to fiscal years ended March 31, 2008 and 2009 have been reclassified from product development expenses and presented as costs of revenue. The change in presentation did not affect operating or net incomes in the fiscal years ended March 31, 2008 and 2009.
(ii) Foreign currency
As a result of the significant volatility in the exchange rate between Indian Rupee and US dollars in the fiscal year ended March 31, 2009, and on the basis of the Company’s anticipation of continuing volatility in such exchange rate, we changed the its basis of classification of foreign exchange gain (loss), net within the statement of operations to include the effect of exchange movement in determination of the Company’s operating results as all of the foreign currency monetary assets and liabilities relate to the Company’s operations. Accordingly foreign exchange (gain) loss, net for the fiscal year ended March 31, 2008, previously presented as a component of other income (expense), net in the financial statements included in the Form 20-F for the year ended March 31, 2008 has been reclassified and presented as a component of the Company’s operating expenses in order to conform to the presentation adopted in the fiscal year ended March 31, 2009.
(iii) Stock-based compensation cost
Prior to the fiscal year ended March 31, 2010, entire stock-based compensation cost was included in the general and administrative expenses and presented as a part of operating expenses. In the fiscal year ended March 31, 2010, we changed the presentation of stock-based compensation cost and split the same in to the functional areas. Accordingly, stock-based compensation cost relating to fiscal years ended March 31, 2008 and 2009 have been reclassified from general and administrative expenses and allocated to cost of revenues, sales and marketing and product development expenses.
Operating Results
Results of our reportable business segments were as follows (amount in US$ million):

	2008			2009			2010
	India Online	US Publishing		India Online	US Publishing		India Online	US Publishing
	Business	Business	Total	Business	Business	Total	Business	Business	Total
Revenues from external customers:
Advertising	17.4	8.0	25.4	14.0	5.3	19.3	10.6	3.8	14.4
Fee based services	6.2	0.6	6.8	5.7	0.4	6.1	4.1	0.3	4.4

Total revenues	23.6	8.6	32.2	19.7	5.7	25.4	14.7	4.1	18.8

Cost of revenues	6.7	3.0	9.7	7.5	2.9	10.4	7.6	2.5	10.1

Segment Results	16.9	5.6	22.5	12.2	2.8	15.0	7.1	1.6	8.7

The comparative analysis presented below relates to our operations.
Fiscal Year Ended March 31, 2010 compared to Fiscal Year Ended March 31, 2009
Revenues
Total revenues for the fiscal year ended March 31, 2010 decreased by 26% to US$18.8 million from US$25.4 million for the fiscal year ended March 31, 2009.
India Online business
We recognized US$14.7 million in revenues from our India Online business for the fiscal year ended March 31, 2010, as compared to US$19.7 million for the fiscal year ended March 31, 2009, representing a decrease of US$5.0 million, or 25%, over the previous fiscal year. The decrease in the revenues was a result of the economic slowdown coupled with our initiative of reducing the number of advertisement served on our website, and in particular eliminating all the advertisement from our home page with an intention to improve the user experience. In addition, lower consumer spending patterns also contributed to a decline in our fee based revenues, our fee based revenues also declined.
US Publishing business
We recognized US$4.1 million in revenues for the US Publishing business for the fiscal year ended March 31, 2010, as compared to US$5.7 million for the fiscal year ended March 31, 2009, representing a decrease of US$1.6 million, or 28%, over the previous fiscal year.
The decrease in revenues was primarily due to a decrease of US$0.6 million or 25%, over the previous fiscal year in advertising revenues from our Rediff India Abroad website and a decrease of US$1.0 million or 34%, over previous fiscal year in print revenues from our weekly newspapers “India Abroad” and “India in New York” as a result of a slowdown in the US economy as part of the global financial crisis.
Cost of revenues
In the fiscal year ended March 31, 2010, cost of revenues was US$10.1 million, or 54% of total revenues, compared to US$10.4 million or 41% of total revenues in the previous fiscal year.
India online business
Cost of revenues for the India online business includes internet communication, data storage, software usage costs, cost of content for the Rediff websites, cost of editorial function (including payroll costs and travel costs of staff in Editorial department), stock-based compensation cost and direct cost of providing fee based services such as courier charges, content cost for the mobile value added services and cost of obtaining domain registrations.
In the fiscal year ended March 31, 2010, cost of revenues for the India online business was US$7.6 million (52% of revenue) as compared to US$7.5 million (38% of revenue) for the fiscal year ended March 31, 2009, an increase of US$0.1 million, or 2% over the previous fiscal year. This increase was primarily contributed by higher internet communication costs.

We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2011, as compared to the fiscal year ended March 31, 2010, as we expect to incur additional costs to continue to grow our business.
US Publishing business
Cost of revenues for the US Publishing business includes printing and circulation costs (including the payroll cost) for the India Abroad and India in New York newspapers.
In the fiscal year ended March 31, 2010, cost of revenues for the US Publishing business was US$2.5 million (59% of revenue) as compared to US$2.9 million (50% of revenue) for the fiscal year ended March 31, 2009, a decrease of US$0.4 million or 14% over previous fiscal year. The decrease is primarily contributed by lower printing and circulation costs.
Segment results
Analysis of the results presented below is based on the segment results as assessed by the Company’s chief operating decision maker and has been determined as revenues less cost of revenues before operating expenses.
India Online business
As a result of the decrease in revenues and increase in cost of revenues described in the preceding paragraphs, segment profit of the India Online business decreased by 42% to US$7.1 million for the fiscal year ended March 31, 2010, as compared to US$12.2 million for the fiscal year ended March 31, 2009.
US Publishing business
Segment profit of the US publishing business decreased by 41% to US$1.6 million for the fiscal year ended March 31, 2010, as compared to US$2.8 million for the fiscal year ended March 31, 2009, mainly on account of reduction in revenues.
Sales and marketing expenses
Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses and market research costs. For the fiscal year ended March 31, 2010, sales and marketing expenses were US$7.1 million, compared to US$5.9 million for the fiscal year ended March 31, 2009, representing an increase of US$1.2 million, or 22%, over the previous fiscal year. This increase is mainly attributable to higher marketing spending to increase our brand awareness with both users and advertisers.
We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2011, as compared to the fiscal year ended March 31, 2010, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel.
Product development expenses
Product development costs primarily include software development expenses, compensation to product development personnel and stock-based compensation cost. Third-party technology and development expense, and other operating costs are also included in product development. Product Development expenses incurred for fiscal 2010 and 2009 was US$2.7 million.

We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.
Depreciation and amortization expenses
For the fiscal year ended March 31, 2010, depreciation and amortization expense was US$5.0 million compared to US$6.2 million for the fiscal year ended March 31, 2009, representing a decrease of US$1.2 million, or 20%. This decline is primarily on account of lower base of depreciable assets.
General and administrative expenses
General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, stock-based compensation cost and sundry administrative costs. For the fiscal year ended March 31, 2010, general and administrative expenses were US$5.5 million, compared to US$8.0 million for the fiscal year ended March 31, 2009, representing a decrease of US$2.5 million, or 31%. The decrease was primarily attributed by reversal of allowance for doubtful accounts of improved collections and reduction in office establishment expenses and other administrative expenses.
Goodwill impairment
During the previous year ended March 31, 2009, we tested the goodwill of the US Publishing Business for impairment and concluded that goodwill was impaired and accordingly recorded a goodwill impairment charge of US$5.3 million whereas in the fiscal year ended March 31, 2010, there was no such impairment.
Long-lived assets impairment
In the fiscal year ended March 31, 2010, we abandoned certain search and mobile related projects due to changes in the technological environment and recorded an impairment charge of US$0.1 million, as compared to US$2.5 million in the previous fiscal year. During the previous fiscal year ended March 31, 2009, we impaired certain development projects with long payback periods and consequently we recorded an impairment charge of US$2.5 million.
Foreign exchange gain or (loss)
In the fiscal year ended March 31, 2010, we recorded a foreign exchange gain of US$0.2 million, as compared to a foreign exchange gain of US$0.1 million in the previous fiscal year, arising from the conversion of U.S. dollar amounts held by us into our functional currency for financial reporting purposes (i.e., the Indian Rupee).
Other income (expenses), net
Other income (expenses), net primarily comprises of interest income, and an investment impairment charge. During the fiscal year ended March 31, 2010, net other income were US$4.0 million, as compared to net other income of US$4.5 million for the fiscal year ended March 31, 2009, representing a decrease of US$0.5 million.
Interest income
Interest income for the fiscal year ended March 31, 2010 was US$4.0 million, compared to US$4.5 million for the fiscal year ended March 31, 2009, representing a decrease of US$0.5 million, or 11%. The decrease in interest income was primarily due to a decline in applicable interest rates on our term deposits with banks.

Equity in net earnings of affiliate
During the fiscal year ended March 31, 2010, we recorded a loss of US$0.4 million as our share of loss of investee companies as compared to a loss of US$0.1 million in the previous fiscal year under the equity method of accounting.
Net income
As a result of the foregoing, our net loss for the fiscal year ended March 31, 2010 was US$8.0 million, as compared to a net loss of US$11.3 million for the fiscal year ended March 31, 2009.
Fiscal Year Ended March 31, 2009 compared to Fiscal Year Ended March 31, 2008
Revenues
Total revenues for the fiscal year ended March 31, 2009 decreased by 21% to US$25.4 million from US$32.2 million for the fiscal year ended March 31, 2008.
India Online business
We recognized US$19.7 million in revenues from our India Online business for the fiscal year ended March 31, 2009, as compared to US$23.6 million for the fiscal year ended March 31, 2008, representing a decrease of US$3.9 million, or 17%, over the previous fiscal year. Until fiscal 2008 our India Online revenues grew year upon year over a number of years due to an increase in Internet usage in India and a shift in advertising budgets from traditional media to online media. However a slowdown in the Indian economy in fiscal 2009 and in recent months, exacerbated by the current global financial crisis has been reflected in a decline in online advertising spending, particularly from other online companies in the travel, jobs, consumer finance, matrimonial, credit card, and real estate sectors. Some companies in these sectors continue to face liquidity challenges. Revenues decreased by US$3.1 million (13%) a result of change in exchange rate between Indian rupee and US Dollars and remaining is on account of economic slowdown.
US Publishing business
We recognized US$5.7 million in revenues for the US Publishing business for the fiscal year ended March 31, 2009, as compared to US$8.6 million for the fiscal year ended March 31, 2008, representing a decrease of US$2.9 million, or 33%, over the previous fiscal year. The decrease in revenues was primarily due to a decrease of US$1.7 million or 52%, over the previous fiscal year in advertising revenues from our Rediff India Abroad website and decrease of US$1.2 million or 22%, over previous fiscal year in print revenues from our weekly newspapers “India Abroad” and “India in New York” as a result of a slowdown in the US economy on account of the current global financial crisis.
Cost of revenues
In the fiscal year ended March 31, 2009, cost of revenues was US$10.4 million, or 41% of total revenues, compared to US$9.7 million, or 30% of total revenues in the previous fiscal year.

India online business
Cost of revenues for the India online business includes internet communication, data storage, software usage costs, cost of content for the Rediff websites, cost of editorial function (including payroll costs and travel costs of staff in Editorial department), stock-based compensation cost and direct cost of providing fee based services such as courier charges, content cost for the mobile value added services and cost of obtaining domain registrations.
In the fiscal year ended March 31, 2009, cost of revenues for the India online business was US$7.5 million (38% of revenue) as compared to US$6.7 million (28% of revenue) for the fiscal year ended March 31, 2008 an increase of US$0.80 million, or 13% over the previous fiscal year. This increase was primarily contributed by the higher internet communication and extra content charges for the iShare paid to the content provider.
US Publishing business
Cost of revenues for the US Publishing business includes printing and circulation costs (including the payroll cost) for the India Abroad and India in New York newspapers.
In the fiscal year ended March 31, 2009, cost of revenues for the US Publishing business was US$2.9 million (50% of revenue) as compared to US$3.0 million (35% of revenue) for the fiscal year ended March 31, 2008 a decrease of US$0.10 million. As majority of our costs for the US Publishing business are on account of salary, printing and rent which are fixed in nature in the short term, decline in revenues has not resulted in an immediate reduction in the costs and therefore cost of revenues as percentage of revenues has increased from 35% to 50% of revenue.
Segment results
Analysis of the results presented below is based on the segment results as assessed by the Company’s chief operating decision maker and has been determined as revenues less cost of revenues before operating expenses.
India Online business
As a result of the decrease in revenues and increase in cost of revenues described in the preceding paragraphs, segment profit of the India Online business decreased by 28% to US$12.2 million for the fiscal year ended March 31, 2009 as compared to US$16.9 million for the fiscal year ended March 31, 2008.
US Publishing business
Segment profit of the US publishing business decreased by 49% to US$2.8 million for the fiscal year ended March 31, 2009 as compared to US$5.6 million for the fiscal year ended March 31, 2008 mainly on account of reduction in revenues.
Sales and marketing expenses
Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses and market research costs. For the fiscal year ended March 31, 2009, sales and marketing expenses were US$5.9 million, compared to US$7.8 million for the fiscal year ended March 31, 2008, representing a decrease of US$1.9 million, or 25%, over the previous fiscal year. This decrease is mainly attributable to lower advertising and publicity expenditure.
Product development expenses
Product development costs primarily include software development expenses, compensation to product development personnel and stock-based compensation cost. Third-party technology and development expense, and other operating costs are also included in product development. For the fiscal year ended March 31, 2009, product development expenses were US$2.7 million, compared to US$2.8 million for the fiscal year ended March 31, 2008, representing a decrease of US$0.1 million, or 6%.

Depreciation and amortization expenses
For the fiscal year ended March 31, 2009, depreciation and amortization expense was US$6.2 million, compared to US$5.9 million for the fiscal year ended March 31, 2008, representing an increase of US$0.3 million, or 6%.
General and administrative expenses
General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, stock-based compensation cost and sundry administrative costs. For the fiscal year ended March 31, 2009, general and administrative expenses were US$8.0 million, compared to US$7.5 million for the fiscal year ended March 31, 2008, representing an increase of US$0.5 million, or 7%.
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
Foreign exchange gain or (loss)
In fiscal 2009, we recorded a foreign exchange gain of US$0.1 million as compared to a foreign exchange loss of US$0.6 million in fiscal 2008, arising from the conversion of U.S. dollar amounts held by us into our functional currency for financial reporting purposes (i.e., the Indian Rupee).
Other income (expenses), net
Other income (expenses), net primarily comprises of interest income, and investment impairment charge. During the fiscal year ended March 31, 2009, net other income were US$4.5 million as compared to net other income of US$7.5 million for the fiscal year ended March 31, 2008, representing a decrease of US$3.0 million.
Interest income
Interest income for the fiscal year ended March 31, 2009 was US$4.5 million, compared to US$5.5 million for the fiscal year ended March 31, 2008, representing a decrease of US$1.0 million, or 18%. The decrease in interest income was primarily due to decline in applicable interest rates on our term deposits with banks.

Investment impairment
During the fiscal year ended March 31, 2009, the Company impaired an investment of US$0.1 million after concluding that such investment was other than temporarily impaired.
Miscellaneous Income
During the fiscal year ended March 31, 2008, the Company sold one of its investments in equity securities and recorded a gain of US$1.95 million whereas in the fiscal year ended March31, 2009, there was no such gain.
Equity in net earnings of affiliate
During the fiscal year ended March 31, 2009, we recorded a loss of US$0.1 million as our share of loss of investee companies under the equity method of accounting.
Net income
As a result of the foregoing, our net loss for the fiscal year ended March 31, 2009 was US$11.3 million, as compared to a net income of US$4.9 million for the fiscal year ended March 31, 2008.
Liquidity and Capital Expenditures
Our primary liquidity needs have been to finance our losses from operations, acquisitions and capital expenditures. These have been funded primarily from the private sales of equity securities, sale of ADSs and from cash received from our operations.
As of March 31, 2010, we had cash and cash equivalents of $44.7 million as compared to $45.5 million as at March 31, 2009. We believe that our working capital is sufficient for our present requirements.
For the fiscal years ended March 31, 2008, we earned net income of US$4.9 million and for the fiscal years ended March 31, 2009 and 2010, we incurred net loss of US$11.3 million and US$8.0, respectively. We anticipate that we may in the future incur net losses and negative cash flows from operations, which would require us to continue to use the proceeds from the sale of our equity securities and ADSs to fund our operations and capital expenditures.
As of March 31, 2010, our accounts receivable balance was US$5.8 million compared to US$6.4 million as of March 31, 2009, net of allowances of US$4.1 million and US$3.9 million as of March 31, 2010 and 2009, respectively. This decrease was primarily due to decline in our revenues. During the fiscal years ended March 31, 2008 and 2009, we had write-offs or provided allowances of US$0.8 million, and US$1.2 million, for delinquent trade receivables, respectively. During the fiscal year ended March 31, 2010 we have written back the allowance for doubtful accounts of US$0.3 on account of improved collections. These write-offs and allowances constituted 2.6%, and 4.7% of total revenues in those years, respectively.
Cash Flows

	For the Fiscal Year Ended March 31,
	2008	2009	2010
	US$	US$	US$
Net cash generated from operating activities	8,614,816	4,940,766	982,659
Net cash used in investing activities	(9,266,636)	(6,899,815)	(3,883,854)

Net cash generated/(used) from financing activities	32,851	—	(3,106,447)
Effect of exchange rate changes on cash	6,105,359	(11,552,468)	5,176,783
Net decrease in cash and cash equivalents	(618,969)	(1,959,049)	(6,007,642)

Fiscal Year Ended March 31, 2010
We generated net cash from operations of US$1.0 million after adjusting non-cash items and changes in working capital with a net loss of US$8.0 million, during the fiscal year ended March 31, 2010. Non-cash items comprising goodwill and other impairments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs totaled US$6.3 million. The working capital decrease was US$2.7 million.
Net cash used in investing activities during the fiscal year ended March 31, 2010 was US$3.9 million, consisting of purchases of servers and other capital equipment aggregating to US$1.8 million in connection with the expansion of our network and data storage facility, investments amounting to US$0.4 million in technology companies and purchase of promissory notes of US$1.7 million.
During the fiscal year ended March 31, 2010, we formed an ESOP trust and this trust repurchased our own equity shares for aggregate cash consideration of US$3.1 million.
As of March 31, 2010, we had aggregate commitments for capital expenditures of approximately US$88,639.
Fiscal Year Ended March 31, 2009
We generated net cash from operations of US$4.9 million after adjusting non-cash items and changes in working capital with net loss of US$11.3 million, during the fiscal year ended March 31, 2009. Non-cash items comprising of goodwill and other impairments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs totaled US$16.9 million. The working capital increase was US$0.7 million.
Net cash used in investing activities during the fiscal year ended March 31, 2009 was US$6.9 million, consisting of purchases of servers and other capital equipment aggregating to US$5.3 million in connection with the expansion of our network and data storage facility and investments amounting to US$1.6 million in technology companies.
As of March 31, 2009, we had aggregate commitments for capital expenditures of approximately US$4,411.
Fiscal Year Ended March 31, 2008
Net cash generated from continuing operations of US$8.6 million during the fiscal year ended March 31, 2008 was principally attributable to net income of US$4.9 million, primarily due to an increase in advertising and fee based revenues. Non-cash items of depreciation, amortization, allowances for doubtful debts and stock-based compensation cost totaled US$6.7 million. This was offset by an increase in working capital of US$3.0 million, which increase was primarily due to an increase in gross accounts receivable of US$2.2 million and an increase in recoverable income taxes of US$2.4 million which was partially offset by an increase in accounts payable and accrued liabilities of US$2.5 million.
Net cash used in investing activities during the fiscal year ended March 31, 2008 was US$9.3 million, consisting principally of purchases of servers and other capital equipment aggregating to US$10.9 million in connection with the expansion of our network and data storage facility which was partially offset by cash received from sale of investment of US$1.9 million. The Company purchase promissory note of US$0.4 million.

Net cash provided by financing activities during the fiscal year ended March 31, 2008 was US$0.03 million, which represented the net cash proceeds from our employee stock options exercised during the year.
As of March 31, 2008, we had aggregate commitments for capital expenditures of approximately US$1.3 million.
Contractual Obligations
Our contractual obligations relate to operating leases and capital commitments, payments for which are to be made as per the table below:

	Operating leases	Capital commitments
Year ended March 31,	US$	US$
2011	321,192	88,639
2012	211,231	—
2013	199,617	—
2014	211,450	—
2015	217,794	—
and there after	734,128	—

Total payments	1,895,412	88,639

Capital Expenditures
Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites. In the fiscal years ended 2010, 2009 and 2008, we had capital expenditures of US$1.8 million, US$5.3 million and US$10.9 million, respectively.
Internal and external costs incurred to develop internal use software during application development stage is capitalized when the Company’s managing director has authorized and committed to funding the development, and it is probable that the software development will be complete and the software will perform the function intended. Upgrades and enhancements are capitalized only when these relate to additional features or result in additional functionality which the existing software is incapable of performing. All costs incurred during the preliminary project and post implementation and operation stages are expensed as incurred.
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

Income Tax Matters
The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in statement of operations is as follows:

	2008	2009	2010
	US$	US$	US$
Income (loss) before income taxes and equity in net earnings of affiliates	5,341,606	(11,084,921)	(7,575,383)
Indian statutory income tax rate	33.99%	33.99%	33.99%

Expected income tax expense (benefit)	1,815,612	(3,767,765)	(2,574,873)
Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense

Employee stock-based compensation	638,221	395,857	283,210
Goodwill impairment	—	1,806,229	—
Change in valuation allowance	(415,016)	1,545,471	2,401,938
Gain on sale of investment taxed at capital gains rate	(663,050)	—	—
Tax in foreign jurisdictions	(964,584)	1,010	(149,127)
Others	22,191	59,198	68,852

Income tax expense	433,374	40,000	30,000

Our net operating loss carry forwards aggregating approximately US$5.8 million as of March 31, 2010, will expire between April 1, 2010 and March 31, 2018. We also have unabsorbed depreciation of US$8.1 million which can be indefinitely carried forward.
As of March 31, 2010, our US subsidiary ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$3.0 million, which expire in years 2021 through 2026.
As of March 31, 2010, our US subsidiary Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$3.6 million, for federal income tax purposes, which expire in years 2020 through 2029.
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
The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2010:

As of March 31, 2010
(in US$ thousands)
Accounts payable in U.S. dollars	2,575
Accounts receivable in U.S. dollars, net of allowance	627
Cash balances held in U.S. dollars	11
Net foreign currency exchange exposure	1,937

We do not currently try to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollar by one Rupee, the net foreign currency exchange loss as of March 31, 2010 would be approximately US$44,000.
Interest Rate Risk
We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2010. These interest rates are linked to the interest rates prevailing in India and the United States. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 1% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$410,000.
Off-balance Sheet Arrangements
As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.
New Accounting Pronouncements
In June 2009, the FASB issued ASC 860 (SFAS No. 166), Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. SFAS No. 166 removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities. This statement also requires that a transferor recognise and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. Adoption of ASC 860 is not expected to have any effect on our financial statements.
In June 2009, the FASB issued ASC 810 (formerly SFAS No. 167), Amendments to FASB Interpretation No.46 (R). SFAS No. 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. Adoption of ASC 810 is not expected to have any effect on our financial statements.
In October 2009, the FASB issued ASU 2009-13 on Multiple-deliverable Revenue Arrangements. The ASU amends the guidance in ASC 605-25 on multiple-element revenue arrangements. It addresses the unit of accounting for arrangements involving multiple deliverables. It also addresses how arrangement consideration should be allocated to the separate units of accounting, when applicable. Although the ASU retains the criteria from Issue 00-21 for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under Issue 00-21 that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The ASU is effective for fiscal years beginning on or after June 15, 2010. The effect on adoption of ASC 605-25 is not expected to have material effect on our financial statements.

In October 2009, the FASB issued ASU 2009-14 on Software Revenue Recognition. It amends ASC 985-605 and ASC 985-605-15-3 (Issue 03-5) to exclude from their scope all tangible products containing both software and non software components that function together to deliver the product’s essential functionality. The ASU is effective for fiscal years beginning on or after June 15, 2010. The requirement of this ASU is not expected to have any impact on our financial statements.
In December 2009, the FASB issued ASU 2009-17, which codifies Statement 167 and revises the former guidance under Interpretation 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The requirements of this ASU is not expected to have any impact on our financial statements.
In January 2010, the FASB issued additional disclosure requirements to ASU 820-10 on fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements are effective January 1, 2010 for quarterly and annual reporting. In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective January 1, 2011 and its impact on our financial statements is being evaluated.
In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition — Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The requirement of this ASU is not expected to have any impact on our financial statements.
On March 5, 2010, the FASB issued ASU 2010-11, Derivatives and Hedging (Topic 815) — Scope Exception related to Embedded Credit Derivatives to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption — one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This guidance also has transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitised financial assets, regardless of whether such investments contain embedded derivative features. This guidance is effective on the first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The requirement of this ASU is not expected to have to have any impact on our financial statements.

MANAGEMENT
The following table sets forth, as of June 30, 2010, the name, age and position of each of our directors and executive officers.

Name	Age	Position
Ajit Balakrishnan(1)(2)	62	Chairman and Managing Director
Jayesh Sanghrajka	36	Vice President Finance
Diwan Arun Nanda(1)(2)	67	Director
Sunil N. Phatarphekar(1)(2)(3)	46	Director
Ashok Narasimhan(1)	62	Director
Sridar Iyengar(1)(3)	63	Director
Rashesh C. Shah(1) (3)	46	Director

(1)	Member of the Board of Directors

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee
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
Jayesh Sanghrajka joined us in July 2009 as our vice president finance. He is a member of Institute of Chartered Accountants and Institute of Cost and Works Accountants (ICWA). He has over fifteen years of experience in finance, business and strategic roles. Prior to joining Rediff, he has worked with companies like, Infosys, KPMG and Tishman Speyer.
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
Ashok Narasimhan has been a director of the Company since 2002. He is currently Chairman and CEO of Runa Inc. He is a limited partner, advisor, and board member for a number of U.S. venture capital funds. He is also a director on the board of Tarang Software Technologies Pvt. Limited, Genie Technologies India Pvt. Limited, Atma Investments and Resources Pvt. Limited. Earlier, he was Chairman and Co-Founder of July Systems Inc and prior to that, he was founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the Board of Infospace. Prior to that, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. Earlier, he was the founding President of Wipro’s IT organizations. He holds a Bachelor’s Degree in Physics from Madras University and a Post-Graduate Diploma in Management from the Indian Institute of Management, Kolkata.

Sridar A. Iyengar has been a director of the Company since September 2004. He heads the India Advisory Group for Bessemer Venture Partners and serves on the Board of Infosys Technologies Limited, a NASDAQ-listed company, ICICI Bank Ltd, a NYSE-listed company and other companies in India and the United States. He also advises many early-stage companies in the United States and India. He is also a member of the boards of the American India Foundation. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG’s Emerging Business Practice. He worked as a partner in all three of KPMG’s regions — Europe, America and Asia Pacific — as well as in all four of KPMG’s functional disciplines — assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that, he headed up the International Services practice on the west coast of the United States. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, holds a Bachelor’s Degree in Commerce (Honors) from the University of Calcutta.
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

•
The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation. Ashok Narasimhan and Rashesh Shah retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 30, 2009. Diwan Arun nanda and Sunil Phaterphekar will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled to be held on or before September 30, 2010.

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
Employees
As of March 31, 2010, we had 316 employees and full-time consultants. Of such employees, 88 are in our shopping, sales and marketing teams, 83 are creative and editorial, 106 are dedicated to technology and product development, 7 are dedicated to production and circulation and 32 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by main category of activity:

	As at March 31,
Department	2008	2009	2010
Technology and Product Development	89	112	106
Sales and Marketing	128	92	88
Editorial	74	64	67
General & Administration	35	30	32
Creative	15	18	16
Production & Circulation	8	7	7

Total	349	323	316

Compensation
Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2010, we did not pay any attendance fees to our directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors of our US subsidiaries receive compensation for their service on the boards of these subsidiaries.

The following table sets forth details regarding compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2010;

Name	Salary and other compensation (US$)

Ajit Balakrishnan	200,000	(1)

Joy Basu	76,632	(2)

Jayesh Sanghrajka	69,348

Sridar A. Iyengar	25,000	(1)

Sunil Phatarphekar	20,000	(1)

(1)
Each of Mr. Balakrishnan, Mr. Iyengar and Mr. Phatarphekar receive a salary and/or other compensation from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited.

(2)	Resigned with effect from September 26, 2009
Employee Benefit Plans
Employee Stock Option Plan 1999
Our 1999 Employee Stock Option Plan (the “1999 ESOP”) allows for the grant to our employees of warrants to purchase our Equity Shares. Each warrant granted gives the employee the right to purchase a specified number of our Equity Shares under the 1999 ESOP. The 1999 ESOP was approved by our Board of Directors in August 1998 and by our shareholders in February 1999. A total of 280,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ESOP. As of March 31, 2000, we had granted, under the 1999 ESOP, warrants, equivalent to the right to purchase 232,300 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$6.53 (Rs.285) per share. From April 1, 2001 to March 31, 2002, we had granted additional warrants equivalent to the right to purchase 19,000 Equity Shares at a weighted average exercise price of US$2.25 (Rs.108) per share under the 1999 ESOP. During the same period, there was a forfeiture of warrants, equivalent to 13,450 Equity Shares from the employees who had left the Company. During the fiscal year ended March 31, 2003, warrants equivalent to 12,900 Equity Shares were forfeited due to the resignation of employees. During the fiscal year ended March 31, 2004, we granted additional warrants equivalent to the right to purchase 7,500 Equity Shares and during the same period, warrants equivalent to 22,975 Equity Shares were forfeited due to resignation of employees. During the fiscal years ended March 31, 2006 and 2007, we granted additional warrants equivalent to the right to purchase 30,000 Equity Shares and during the same period, warrants equivalent to 7,750 Equity Shares were forfeited due to resignation of employees. During the fiscal year ended March 31, 2008, warrants equivalent to 1,000 Equity Shares lapsed due to termination of the plan. During the fiscal years ended March 31, 2009 warrants equivalent to 2,000 Equity Shares at a weighted average exercise price of US$8.30 (equivalent to Rs.423) per shares were forfeited due to resignation of employee. During the fiscal years ended March 31, 2010 warrants equivalent to 28,000 Equity Shares at a weighted average exercise price of US$9.81 (equivalent to Rs.443) per shares were lapsed due to expiry of the options.
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
Associate Stock Option Plan 1999
Our Associate Stock Option Plan 1999 (the “1999 ASOP”) allows for the grant to our associates, such as key vendors, software developers, retainers, consultants, and all other persons or legal entities not eligible to participate in the 1999 ESOP, of warrants to purchase our Equity Shares. Each warrant granted gives the associate the right to purchase a specified number of our Equity Shares under the 1999 ASOP. The 1999 ASOP was approved by our Board of Directors and our shareholders in February 1999. A total of 198,000 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, were reserved for issuance under the 1999 ASOP. As of March 31, 2000, we had granted warrants under the 1999 ASOP, equivalent to the right to purchase 73,600 Equity Shares, after giving effect to our 2 for 5 reverse share split effective as of May 3, 2000, at a weighted average exercise price of US$11.73 per share. From April 1, 2001 to March 31, 2002 there was a fresh issuance of warrants equivalent to 1000 Equity Shares to Associates at the rate of US$2.25 under the 1999 ASOP. During the same period, there was a forfeiture of warrants, equivalent to 5,750 Equity Shares from the associates who had terminated their association with Rediff. Warrants equivalent to 28,000 Equity Shares were issued on January 1, 2003 at an exercise price of US$2.26 to three of our Directors. During the fiscal year ended March 31, 2005 we granted warrants equivalent to the right to purchase 6,000 Equity Shares at a weighted average exercise price of US$15.11 per share. During the fiscal year ended March 31, 2008, two of our Directors exercised 12,000 options (6,000 options each) at a weighted average price of US$2.74 per share. 17,000 options lapsed due to termination of the plan. During the fiscal years ended March 31, 2010 warrants equivalent to 6,000 Equity Shares at a weighted average exercise price of US$12.93 (equivalent to Rs.584) per shares were lapsed due to expiry of the options.
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
2004 Stock Option Plan
In June 2004, our Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provides for the grant of stock options to our employees. All options under the 2004 plan are exercisable for our ADSs. Unless terminated sooner, the 2004 plan will terminate automatically in January 2014. A total of 358,000 Equity Shares are currently reserved for issuance pursuant to the 2004 plan. During the fiscal year ended March 31, 2006, we granted warrants equivalent to the right to purchase 5,100 Equity Shares at a weighted average exercise price of Rs.655 (US$14.73) per share. During the same period, warrants equivalent to 51,910 Equity Shares were exercised and warrants equivalent to 47,125 Equity Shares were forfeited. During the fiscal year ended March 31, 2007, we granted 92,500 options equivalent to the right to purchase 46,250 Equity Shares at a weighted average exercise price of Rs.1,008 (US$23.13) per share. During the same period, warrants equivalent to 39,075 Equity Shares were exercised and warrants equivalent to 11,875 Equity Shares were forfeited. During the fiscal year ended March 31, 2008, 33,625 options equivalent to 16,812 Equity Shares were forfeited due to resignation of the employees. During the fiscal year ended March 31, 2009, 21,875 options equivalent to 10,938 Equity Shares at a weighted average exercise price of US$19.29 per share were forfeited due to resignation of the employees. During the fiscal year ended March 31, 2010, we granted 211,000 options equivalent to the right to purchase 105,500 Equity Shares at a weighted average exercise price of US$5.16 per share. During the same period, 31,250 options equivalent to 15,625 Equity Shares at a weighted average exercise price of US$5.86 per share were forfeited due to resignation of the employees.
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
2006 Employee Stock Option Plan
Our 2006 Employee Stock Option Plan (the “ESOP 2006”) allows for the grant to our employees of options to purchase our Equity Shares. Each option granted gives the employee the right to purchase a specified number of our Equity Shares under the ESOP 2006. The ESOP 2006 was adopted and approved by our Compensation Committee on June 20, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 150,000 Equity Shares were approved for issuance under the ESOP 2006. During the fiscal year ended March 31, 2007, we have granted 123,000 options under the ESOP 2006, equivalent to the right to purchase 123,000 Equity Shares at an exercise price of Rs.10 (US$0.23) per share. 58,000 and 65,000 options will vest at a rate of 25% and 20%, respectively, on each successive anniversary of the grant date, until fully vested. During the fiscal year ended March 31, 2008, options equivalent to 12,000 Equity Shares were forfeited at weighted average price of US$11.05 per share in the same fiscal year. In the fiscal year ended March 31, 2009, options equivalent to 25,725 Equity Shares were forfeited at a weighted average price of Rs.10 (US$0.23) per share due to resignation of the employees. In the fiscal year ended March 31, 2010, options equivalent to 3,275 Equity Shares were forfeited at a weighted average price of Rs.10 (equivalent to US$0.22) per share due to resignation of the employees.

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
2006 ADR Linked Employee Stock Option Plan
Our 2006 ADR Linked Employee Stock Option Plan (the “ADR Linked ESOP 2006”) allows for the grant to our employees of options to purchase our ADRs representing Equity Shares of the Company. Each option granted gives the employee the right to purchase a specified number of our ADRs under the ADR Linked ESOP 2006. The ADR Linked ESOP 2006 was adopted and approved by our Compensation Committee on October 3, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 335,000 Equity Shares (equivalent to 670,000 ADRs) were approved for issuance under the ADR Linked ESOP 2006. During the fiscal year ended March 31, 2007, we granted 281,500 options under the ADR Linked ESOP 2006, equivalent to the right to purchase 140,750 Equity Shares at an exercise price of Rs.1,207 (US$27.69) per share. These options will vest at a rate of 25% on each successive anniversary of the grant date until fully vested. During the fiscal year ended March 31, 2008, 32,500 options equivalent to 16,250 Equity Shares were issued at a weighted average price of US$31.78 per share. 15,750 options equivalent to 7,875 Equity Shares were forfeited at a weighted average price of US$11.05 per share in the same fiscal year. During the fiscal year ended March 31, 2009, 14,000 options equivalent to 7,000 Equity Shares were issued at a weighted average price of US$17.36 per share. In the same fiscal year 76,875 options equivalent to 38,438 Equity Shares were forfeited at a weighted average price of US$26.77per share due to resignation of the employees. During the fiscal year ended March 31, 2010, we granted 412,000 options equivalent to the right to purchase 206,000 Equity Shares at a weighted average exercise price of US$5.17 per share. During the same period, 18,250 options equivalent to 9,125 Equity Shares at a weighted average exercise price of US$19.87 per share were forfeited due to resignation of the employees.
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

The following tables set out the status of the gratuity plans and the amounts recognized in the Company’s financial statements for the fiscal years ended March 31, 2008, 2009 and 2010. The measurement date used is March 31 of the relevant fiscal year.

	Fiscal Years ended March 31,
	2008	2009	2010
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	198,777	286,524	288,136
Actuarial (gain) loss	12,708	9,659	(19,112)
Service cost	53,468	60,933	63,183
Interest cost	20,639	28,214	32,683
Benefits paid	(17,504)	(27,888)	(53,452)
Effect of exchange rate changes	18,436	(69,306)	38,186

Benefit obligation at the end of the year	286,524	288,136	349,624

Net gratuity cost for the fiscal years ended March 31, 2008, 2009 and 2010 comprise of the following:

	Fiscal Years ended March 31,
	2008	2009	2010
	US$	US$	US$
Service cost	53,468	60,933	63,183
Interest cost	20,639	28,214	32,683
Recognized net actuarial (gain) loss	12,708	9,659	(19,112)

Net gratuity cost	86,815	98,806	76,754

The assumptions used in accounting for gratuity in the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

	Fiscal Years ended March 31,
	2008	2009	2010
Discount rate	9.25%	9.00%	9.10%
Rate of increase in compensation	10% for first 4 years and 7% thereafter	10% for first 3 years and 7% thereafter	10% for first 2 years and 7% thereafter
Provident Fund
Employees based in India and the Company each contributes at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in the aggregate, were US$242,259, US$232,714 and US$204,589 for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.
Compensated Absences
The Company provided the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences, considering anticipated forfeiture, in the year in which earned.

RELATED PARTY TRANSACTIONS
Six of our largest shareholders beneficially hold an aggregate of approximately 59.9% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.
Repurchase of equity shares
During the fiscal year ended March 31, 2010, Rediff.com India Limited Employee Trust (Variable interest entity) purchased 750,000 equity shares amounting to US$3,106,447 from Edelweiss Finance and Investment Limited a subsidiary of Edelweiss Capital Ltd in which Mr. Rashesh Shah a director of the Company is a shareholder and director.
Advertising and Mobile Revenues
During the fiscal year ended March 31, 2010, the Company earned advertising revenues of US$328,815 from Edelweiss Capital Services Limited a subsidiary of Edelweiss Capital Ltd in which Mr. Rashesh Shah a director of the Company is shareholder and director.
Product Development Expenses
During the fiscal years ended March 31, 2008, 2009 and 2010, the Company incurred product development expenses (including amount capitalized) of US$310,094, US$62,647 and US$Nil respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.
During the fiscal years ended March 31, 2008, 2009 and 2010, the Company incurred product development expenses (including amount capitalized) of US$68,534, US$16,616 and US$Nil respectively, on account of services rendered by Eterno Infotech Private Ltd, an equity method investee.
Purchase of Convertible Promissory Note and Interest thereon
During the fiscal year ended March 31, 2010, the Company purchased convertible promissory notes of US$1,300,000 from Runa Inc. in which a director of the company is a shareholder and key management personnel. The company has accrued interest of US$16,919 on these promissory notes for the fiscal year ended March 31, 2010. These notes are convertible into equity shares at a price equivalent to the issuance price of equity shares issued for future financing. Subsequent to March 31, 2010, these notes were converted into equity shares resulting in an equity interest ownership of 10%.
Balances with related parties include:

	As of March 31,
	2009	2010
	US$	US$
Account receivable for advertising revenues	—	154,852
Convertible promissory notes and accrued interest thereon	—	1,316,919

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
In December 1999, the Indian Parliament passed the Foreign Exchange Management Act (“FEMA”), which replaced the earlier Foreign Exchange Regulation Act, 1973 (“FERA”). This legislation indicated a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.
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
The number of outstanding Equity Shares as of March 31, 2010, was 14,615,800. We have been informed by our depository that as of March 31, 2010, there were approximately 26 record holders of ADRs evidencing 8,907,200 ADSs (representing 4,453,600 Equity Shares) in the United States.
The tables below set forth high and low trading prices for our ADSs on the NASDAQ Capital Market from April 1, 2005 to October 6, 2006 and on the NASDAQ Global Market since October 9, 2006.
Annual and Quarterly high-low price history:

	Price Per ADS
	(in U.S. dollars)
	High	Low

Fiscal year ended March 31, 2006	33.75	6.07
Fiscal year ended March 31, 2007	25.00	11.16
Fiscal year ending March 31, 2008	27.50	6.46
Fiscal year ending March 31, 2009
First Quarter (April 2008 to June 2008)	9.77	6.19
Second Quarter (July 2008 to September 2008)	7.71	4.00
Third Quarter (October 2008 to December 2008)	4.19	1.90
Fourth Quarter (January 2009 to March 2009)	2.38	1.40
Fiscal year ending March 31, 2010
First Quarter (April 2009 to June 2009)	4.50	1.75
Second Quarter (July 2009 to September 2009)	3.99	2.16
Third Quarter (October 2009 to December 2009)	3.84	2.50
Fourth Quarter (January 2010 to March 2010)	2.98	2.25
Fiscal year ending March 31, 2011
First Quarter (April 2010 to June 30, 2010)	3.42	1.97
Second Quarter (July 2010 to September 01, 2010	2.25	1.69
Monthly high-low price history for previous six months:

	Price Per ADS
	(in U.S. dollars)
Previous six months	High	Low
March 2010	2.84	2.25
April 2010	3.42	2.62
May 2010	2.99	2.05
June 2010	2.28	1.86
July 2010	2.05	1.69
August 2010	2.25	1.77

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
As of June 1, 2000, foreign investment in and divestment from Indian securities have been regulated by the provisions of Foreign Exchange Management Act (“FEMA”), the notifications and regulations issued by the Reserve Bank of India thereunder, and the rules made by the Ministry of Finance of the Government of India. A summary of the regulatory environment for foreign investment in India is provided below.
The RBI issued the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, as amended (the “Regulations”) to regulate the issuance of Indian securities including American Depositary Receipts to persons resident outside India and the transfer of Indian securities by or to persons resident outside India.
The Regulations provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in the FEMA and the rules and regulations made there under or as permitted by the Reserve Bank of India.
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
In February 2009, the Ministry of Commerce & Industry issued a Press Note No.2 (2009 Series) (“Press Note No.2”) setting out guidelines for calculation of direct and indirect foreign investment in Indian companies.
Press Note No.2 stated that indirect foreign investment shall include all types of foreign investments i.e. FDI, investment by FIIs, NRIs, ADRs, GDRs, Foreign Currency Convertible Bonds (FCCB) and convertible preference shares and convertible currency debentures and that all investment directly by a non-resident entity into the Indian company would be counted towards direct foreign investment.

Foreign investment through an investing Indian company would not be considered for calculation of indirect foreign investment in case the Indian company is “owned and controlled” by resident Indians. If the investing company is owned or controlled by “non resident entities”, the entire investment by the investing company into the Indian company would be considered as indirect foreign investment.
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
Person’s resident outside India may also transfer shares or convertible debentures in Indian companies held by them to a person resident in India by way of gift, without prior approval of the RBI. Further, the RBI has vide A.P. (DIR Series) Circular No.16 dated 4 October 2004 read with A.P. (DIR Series) Circular No.49 dated 4 May 2010 granted general permission for the transfer of shares by a person resident outside India to a person resident in India (and vice versa) subject to compliance with certain terms, conditions and reporting requirements mentioned therein.
Under current Indian regulations and practice, the RBI must approve the sale of equity shares underlying GDSs from a non-resident of India to a resident of India if the sale does not meet the requirements of the RBI Circular dated May 4, 2010. RBI must approve the conversion of the rupee proceeds from such sale into foreign currency and repatriation of that foreign currency from India unless the sale is made on a stock exchange in India through a stock broker at the market price. As foreign exchange controls are in effect in India, the RBI will approve the price at which equity shares are transferred based on a specified formula, and sale at a higher price per share may not be permitted.
Pursuant to recent amendments, subject to certain RBI pricing guidelines, no RBI approval is required for the sale by a person resident outside India to a person resident in India of underlying shares withdrawn from an ADR program. If certain conditions are met, the prescribed procedure is followed and a confirmation from the authorized dealer is obtained in the prescribed form in respect of the transfer of shares.
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

The RBI has consolidated its various circulars on foreign investments in India, in a Master Circular No. 13/2010-11 dated July 1, 2010, summarizing the current regulatory provisions as amended from time to time.
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
Pricing
The price of shares of an Indian company listed on any recognized stock exchange in India and issued to non-residents under the foreign direct investment Scheme on an automatic basis, cannot be less than the price established in accordance with the applicable guidelines issued by the SEBI. Where an Indian company is not listed on any recognized stock exchange in India, the minimum issue price of the shares would be based on a fair valuation of shares done by a chartered accountant as per the discounted free cash flow (“DCF”) method.
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
FIIs are also permitted to purchase shares and debentures, subject to FII limits, of an Indian company either through:
•	a public offer, where the price of the shares to be issued is not less than the price at which the shares are issued to the residents; or

•	by way of a private placement, where the price is not less than the price arrived at in terms of SEBI guidelines or guidelines issued by the erstwhile Controller of Capital Issues, as applicable.
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
Takeover and Insider Trading Regulations
Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of an Indian public listed company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 15% or more of such shares or voting rights or a change in control of the company, the acquirer must make an open offer to the other shareholders, offering to purchase at least 20% of the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder may be subject to the Takeover Code; if the shareholding of the ADS holder on conversion exceeds 15% of the paid up capital of the Indian company and the Indian company is listed in India. An ADS holder may also be subject to the Takeover Code if the ADS holder becomes entitled to exercise voting rights, in any manner whatsoever, on the underlying shares. Similar disclosures must be made under the SEBI (Prohibition of Insider Trading), Regulations, 1992, or Insider Trading Regulations, if the equity shares of the Indian company are listed on a recognized stock exchange in India. So long as our Equity Shares are unlisted in India, the provisions of the Takeover Code and the Insider Trading Regulations will not be applicable.

Qualified Institutional Placement under the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009
In order to make Indian markets more competitive and efficient, the Government of India introduced an additional instrument for listed companies to raise funds from domestic markets in the form of a Qualified Institutional Placement, or QIP. Key features of the QIP program are as follows:
•
Issuers. A company whose equity shares are listed on an Indian stock exchange with nationwide trading terminals and which is in compliance with the prescribed requirements of minimum public shareholding in its listing agreement will be eligible to raise funds in the domestic market by placing securities with Qualified Institutional Buyers, or QIBs.

QIBs are defined as:
•	Public financial institution as defined in Section 4A of the Companies Act;
•	Scheduled commercial banks;
•	Mutual funds;
•	FIIs and sub-account (other than a sub-account which is a foreign corporate or foreign individual) registered with SEBI;
•	Multilateral and bilateral development financial institutions;
•	Venture capital funds registered with SEBI;
•	Foreign venture capital investors registered with SEBI;
•	State industrial development corporations;
•	Insurance companies registered with the Insurance Regulatory and Development Authority;
•	Provident funds with minimum corpus of Rs.250 million;
•	Pension funds with minimum corpus of Rs.250 million; or National Investment Fund set up by the Government of India.
•
Securities: Securities which can be issued through the QIP program are equity shares, non-convertible debt instruments along with warrants and convertible securities other than warrants (hereinafter referred to as “eligible securities”). A security which is convertible into or exchangeable with equity shares at a later date, may be converted or exchanged into equity shares at any time after allotment of security but not later than sixty months from the date of allotment. The eligible securities must be fully paid up at the time of allotment.

•
Investors/Allottees: The specified securities can be issued only to QIBs, as defined above. Such QIBs must not be promoters or related to promoters of the issuer, either directly or indirectly. Each placement of the eligible securities issued through the QIP program shall be on a private placement basis, in compliance with the requirements of the Companies Act and the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009. A minimum of 10% of the securities in each placement must be allotted to mutual funds. If no mutual fund agrees to take up the minimum portion or any part thereof, such minimum portion or part thereof may be allotted to other QIBs.

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

•
Pricing: The price of the shares issued under the QIP program must not be less than the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the two weeks preceding the relevant date. “Relevant date” has been defined to mean the date of the meeting in which the Board of the company or the Committee of Directors duly authorized by the Board of the company decides to open the proposed issue. The issue price is subject to adjustment in case of corporate actions such as stock splits, rights issues and bonus issues.

Because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

PRINCIPAL SHAREHOLDERS
The following table provides information relating to the beneficial ownership of our equity shares for:
•	each of the executive officers named in the summary compensation table and each of our directors;
•	all of our directors and executive officers as a group; and
•	each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially		Shares Beneficially		Shares Beneficially
	Owned		Owned		Owned
	As of June 30, 2010		As of May 29, 2009		As of August 6, 2008
	Number of	Percent of	Number of	Percent of	Number of	Percent of
	Equity	total Equity	Equity	total Equity	Equity	total Equity
Name of Beneficial	Shares	Shares	Shares	Shares	Shares	Shares
Owner	held	outstanding	held	outstanding	held	outstanding
Officers and Directors
Ajit Balakrishnan (1)(1A) (1B) (1C) (1D)	3,463,982	23.70%	3,463,982	23.70%	3,463,982	23.70%
Diwan Arun Nanda (1)	3,444,742	23.57%	3,444,742	23.57%	3,444,742	23.57%

All Directors and Officers as a Group (2 persons)	4,720,722	32.08%	4,720,722	32.08%	4,720,722	32.08%

Other Shareholders holding more than 5% shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	15%	2,200,002	15%	2,200,002	15%
Draper-India International	2,200,000	15%	2,200,000	15%	2,200,000	15%
Queenswood Investments Ltd	—	—	2,008,000	14%	2,008,000	14%
Edwlweiss Finance and Investment Limited	1,258,000	9%	—	—	—	—
Rediff.com India limited Employee Trust (1D)	750,000	5%	—	—	—	—
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

(1D)
The trustees of the trust consist of 3 executive officers of Rediff. Mr. Balakrishnan in his capacity as the Chairman of Rediff has the power to remove and appoint the trustees of the trust, and therefore may be deemed to be the beneficial owner of the shares owned by the trust. Mr. Balakrishnan disclaims beneficial ownership of the shares owned by the trust.

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
Our ADSs are registered pursuant to Section 12(g) of the Securities Act. We have been informed by our depository that as of June 29, 2010, 8,907,200 ADSs were held by approximately 26 record holders of ADRs in the United States.

TAXATION
Indian Tax
The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, the tax rates described in this section are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2009 to the extent these provisions are effective. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.
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

Taxation on Redemption of ADSs
Though there is no specific provision exempting the redemption of ADSs, it can be inferred from the provisions of Section 47(xa) that transfer by way of conversion of bonds referred to in clause (a) of sub-section (1) of Section 115AC into shares or debentures of any company would not be considered as transfer and therefore the same would be exempt.
In terms of Article 8(3) of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, (Scheme) issued by the Central Government, conversion of Foreign Currency Convertible Bonds (including ADSs) into equity shares will not give rise to any capital gains liable to tax in India.
Since the exemption is provided under the Scheme and not under the Indian Income Tax Act, it is not certain whether Indian tax authorities would grant the exemption. Moreover, Article 7(3) of the Scheme clarifies that the cost of acquisition of the underlying shares acquired through the redemption of ADRs, shall be determined as the price of ordinary shares of the issuing company prevailing on the Stock Exchange on the date of the advice or redemption. Therefore, the tax authorities may contend that since the Scheme does not provide the methodology for calculating the capital gains on sale of underlying shares in the case of unlisted companies, the benefit under the Scheme would not be available to companies not listed in India. In such a case, there may be a risk of taxability of gains on acquisition of underlying Equity Shares upon redemption of ADSs.
Taxation on Sale of Equity Shares
Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India and the transaction is chargeable to Securities Transaction Tax (“STT”). Surcharge on this tax would be applicable at the rate of 2.5% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2009. In all the above cases, the amount of tax and surcharge, if any, would be increased by an Education Cess of 2% and secondary and higher Education Cess of 1% resulting in an aggregate Education Cess of 3%.
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
Long-term capital gains realized on the sale of equity shares which are listed in India will be exempt from tax if the transaction of that sale is entered into on a recognized stock exchange in India and the transaction is charged to STT and the contract for the sale of the equity shares is settled by the actual delivery or transfer of those shares.
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
Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 15%. Surcharge on this tax would be applicable at the rate of 2.5% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2009. In all the above cases, the amount of tax and surcharge, if any, would be increased by cess of 3%, provided the transaction of the sale is entered into in a recognized stock exchange in India and the transaction is charged to STT and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares.
Under the regulations, the purchase price of Equity Shares received in exchange for ADSs will be the price of the underlying Equity Shares on the date the depositary gives notice to the custodian of the delivery of the Equity Shares in exchange for the corresponding ADSs.
Pursuant to Article 7(3) of the Scheme, in the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited (“BSE”) or the National Stock Exchange of India Limited (“NSE”) on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, pursuant to Section 49(2A) of the Indian Income Tax Act as inserted retrospectively by the Finance Act 2008, where the capital asset, being a share or debenture of a company, becomes the property of the assessee by way of conversion of bonds, debentures, debenture stock, or deposit certificate in any form, the cost of acquisition of the asset to the assessee shall be deemed to be that part of the cost of debenture, debenture-stock, bond or deposit certificate in relation to which such asset is acquired by the assessee. Therefore, it is unlikely that the beneficial tax treatment prescribed under the Scheme would be available to the investor for the fiscal year 2009.
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
Service Tax
Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 10.3%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority. Payments received in India in convertible foreign exchange are currently exempted from the levy of service tax provided certain conditions are satisfied.
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

General
A primary consideration related to making an investment in ADSs or Equity Shares for United States investors is whether we will become classified as a “passive foreign investment company” (a “PFIC”). A foreign corporation, such as us, will be treated as a PFIC, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. For the purpose of applying the income and assets tests described above, we will be treated as owning its proportionate share of the assets and earning the proportionate share of the income of any other corporation that we own, directly or indirectly, 25% or more (by value) of the stock of such corporation.
We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ending March 31, 2010. However, there is no guaranty that the Internal Revenue Service will agree with our determination. Moreover, we may become classified as a PFIC for one or more future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our goodwill and other unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy substantial amounts of cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.
If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Equity Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Equity Shares.
Because PFIC status is a fact intensive determination made on an annual basis, no assurance can be given regarding our classification as a PFIC. The discussion immediately below under the headings “Distributions” and “Sale or Other Disposition of ADSs or Equity Shares” describes certain tax considerations if we are not subject to classification as a PFIC for United States federal income tax purposes, and are followed by a summary of the PFIC rules under the heading “Passive Foreign Investment Company” if we were to be classified as a PFIC. United States investors are urged to consult their tax advisors regarding the potential application and effect of the PFIC rules in connection with their prospective investment in our ADSs or our Equity Shares.
Distributions
The gross amount of cash distributions with respect to the ADSs (or Equity Shares) will, upon receipt by the Depositary (or by you), be includible in your gross income as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or our Equity Shares. Absent new legislation, the favorable 15% tax rate currently applicable to long term capital gains and certain qualified dividend income of non-corporate U.S. tax payers is due to expire at the end of 2010.

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

As an alternative to the foregoing rules, a holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the shares are “regularly traded” on a “qualified exchange.” So long as our ADSs are regularly traded on the NASDAQ Global Market, our ADSs should be treated as marketable stock on a qualified exchange for this purpose. No assurances, however, may be given whether the ADSs would be treated, or continue to be treated, as “regularly traded” on such exchange. If you make a valid mark-to-market election, you will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of your ADSs or Equity Shares as determined at the end of the taxable year over the adjusted tax basis of such ADSs or Equity Shares and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of your ADSs or Equity Shares over the fair market value of such ADSs or Equity Shares as determined at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in your ADSs or Equity Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election.
If you own ADSs or Equity Shares during any year that we are classified as a PFIC, you must file an annual Internal Revenue Service Form 8621 that describes the distributions received on ADSs or Equity Shares and the gain realized on the disposition of ADSs or Equity Shares. You are urged to consult your tax advisor concerning the United States federal, state and local income tax consequences of acquiring, holding, and disposing of ADSs or Equity Shares.

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
Our management, with the participation of our Chairman, who serves as our Principal Executive Officer, and our Vice President Finance who serves as Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on such evaluation, our Chairman and Vice President Finance have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chairman and Vice President Finance who serves as Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is the process designed by, or under the supervision of, our Chairman, who serves as our Principal Executive Officer, and our Vice President Finance who serves as Principal Financial Officer, and effected by our management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with established policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chairman, who serves as our Principal Executive Officer, and our Vice President Finance who serves as Principal Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, our management primarily used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Based on such assessment, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2010.
Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2010.
Changes in Internal Controls over Financial Reporting
During the period covered by this annual report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells, Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2008, 2009 and 2010.

	Fiscal year ended March 31,
	2008	2009	2010
	US$	US$	US$
Audit Fee	224,070	160,448	159,717
Audit-Related Fees	—	—	29,617
Tax Fees	23,620	16,476	16,924
Audit fees represents the aggregate fees for Deloitte in connection with the audits of our annual integrated consolidated financial statements, the reviews of our quarterly financial statements and statutory audits.
Audit related fees represent the consultation and review fees for providing consultancy on SEC matters.
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

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Maximum
			Total	number (or
			number of	approximate
			ADS	dollar value) of
			purchased as	ADS that may
			part of	yet be
	Total		publicly	purchased
	number of	Average	announced	under the
	ADS	price paid	plan or	plans or
Period	purchased (1)	per ADS	programs	programs
		US$		US$
Month # 12 (March 2010)	1,500,000	2.04	—	5,538,325

Total	1,500,000

(1)	Our ordinary share to ADS ratio is one ordinary share for two ADS.

(2)	Our board of directors authorized US$8,861,320 under the share repurchase program on February 23, 2010.

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
Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Reserve Bank of India publish the exchange rate on each date. The published rate on March 31, 2010 was Rs.45.14 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have been performed using rates specified by the Reserve Bank of India.

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
Share Capital
Our authorized share capital is 24,000,000 Equity Shares, par value Rs.5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2010, 14,615,800 Equity Shares were issued and outstanding.
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
Under the Companies Act, dividends and interim dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend, the Companies Act requires that we provide for depreciation in accordance with the Companies Act and also transfer to our reserves a minimum percentage of our profits for that year, ranging between 2.5% to 10.0%, depending upon the dividend percentage to be declared in such year. The Companies Act further provides that, in the event of inadequacy or absence of profits in any year, dividends may be declared for such year out of the company’s accumulated profits, subject to the following conditions:
•
the rate of the dividend to be declared shall not exceed 10.0% of the company’s paid up capital or the average of the rate at which dividends were declared by the company in the previous five years, whichever is less;

•
the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves shall not exceed an amount equivalent to 10.0% of the company’s paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 15.0% of the company’s paid up capital.
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
Mumbai, India
We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated  September 20, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India
September 20, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Rediff.com India Limited
Mumbai, India
We have audited the internal control over financial reporting of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 and our report dated  September 20, 2010, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India
September 20, 2010

REDIFF.COM INDIA LIMITED
CONSOLIDATED BALANCE SHEETS
as of March 31, 2009 and 2010

	2009	2010
	US$	US$
Assets
Current Assets
Cash and cash equivalents	45,521,173	44,690,314
Trade accounts receivable (net of allowances of US$3,935,812 and US$4,128,829 as of March 31, 2009 and 2010, respectively)	6,418,615	5,807,994
Prepaid expenses and other current assets (See Note 4)	2,405,421	1,745,564

Total current assets	54,345,209	52,243,872

Property, plant and equipment — net (See Note 5)	7,925,807	5,489,761
Investments in equity method investees	1,740,457	1,873,672
Goodwill (See Note 7)	2,000,000	2,000,000
Recoverable taxes	4,366,769	5,115,727
Other non-current assets (See Note 8)	1,233,381	2,817,855

Total non-current assets	17,266,414	17,297,015

Total assets	71,611,623	69,540,887

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities (See Note 9)	5,658,456	6,794,991
Customer advances and unearned revenues	1,268,845	1,366,336

Total current liabilities	6,927,301	8,161,327
Other non-current liabilities (See Note 10)	677,323	773,561

Total liabilities	7,604,624	8,934,888

Commitments and contingencies (See Note 24)

Shareholders’ Equity
Equity shares: par value — Rs.5, Authorized:
24,000,000 equity shares as of March 31, 2009 and 2010; Issued and outstanding 14,615,800 and 13,865,800 equity shares as of March 31, 2009 and 2010, respectively	1,735,105	1,735,105
Additional paid-in-capital	127,014,384	127,847,598
Accumulated other comprehensive loss	(10,746,318)	(3,845,603)
Accumulated deficit	(53,996,172)	(62,024,654)
Treasury shares, at cost (See Note 11) (Nil and 750,000 equity shares as of March 31, 2009 and 2010, respectively)	—	(3,106,447)

Total shareholders’ equity	64,006,999	60,605,999

Total liabilities and shareholders’ equity	71,611,623	69,540,887

See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For each of the years ended March 31, 2008, 2009 and 2010

	2008	2009	2010
	US$	US$	US$
Revenues

India Online	23,649,363	19,707,381	14,694,576

U.S. Publishing	8,599,840	5,722,571	4,148,685

Total revenues	32,249,203	25,429,952	18,843,261

Cost of revenues (excluding depreciation and amortization separately disclosed below)

India Online	6,660,616	7,511,179	7,654,344

U.S. Publishing	3,038,119	2,864,552	2,460,959

Total cost of revenues	9,698,735	10,375,731	10,115,303

Operating expenses

Sales and marketing	7,796,896	5,876,851	7,143,440

Product development	2,848,563	2,686,066	2,663,319

Depreciation and amortization	5,902,705	6,248,129	5,004,262

General and administrative	7,520,034	8,027,980	5,549,891

Goodwill impairment (See Note 7)	—	5,314,468	—

Long-lived assets impairment (See Note 5)	—	2,528,261	136,878

Foreign exchange (gain) loss, net	601,137	(92,393)	(195,865)

Total operating expenses	24,669,335	30,589,362	20,301,925

Operating loss	(2,118,867)	(15,535,141)	(11,573,967)

Other income (expense), net

Interest income	5,509,753	4,515,997	4,017,824

Investment impairment	—	(109,842)	(65,556)

Miscellaneous income	1,950,720	44,065	46,316

Total other income, net	7,460,473	4,450,220	3,998,584

	2008	2009	2010
	US$	US$	US$
Income (loss) before income taxes and equity in net earnings of equity method investees	5,341,606	(11,084,921)	(7,575,383)

Income tax expense	(433,374)	(40,000)	(30,000)

Equity in net loss of equity method investees	—	(133,209)	(423,099)

Net income (loss)	4,908,232	(11,258,130)	(8,028,482)

Weighted average number of equity shares — basic	14,606,660	14,615,800	14,563,197

Weighted average number of equity shares — diluted	14,772,824	14,615,800	14,563,197

(Loss) earnings per share — basic	0.336	(0.770)	(0.552)

(Loss) earnings per share — diluted	0.332	(0.770)	(0.552)

(Loss) earnings per ADS — (where 2 ADSs represent 1 equity share) — basic	0.168	(0.385)	(0.276)

(Loss) earnings per ADS — (where 2 ADSs represent 1 equity share) — diluted	0.166	(0.385)	(0.276)
See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For each of the years ended March 31, 2008, 2009 and 2010

				Accumulated
	Equity shares			other		Treasury shares
		Equity	Additional	comprehensive		(Equity shares held by		Total	Comprehensive
		share	paid-in-	income	Accumulated	controlled trust)		shareholders’	income
	Number of	capital	capital	(loss)	deficit	No of		equity	(loss)
	shares	US$	US$	US$	US$	shares	US$	US$	US$

Balance as of March 31, 2007	14,603,800	1,733,604	123,942,398	(806,979)	(47,646,274)			77,222,749

Stock-based compensation			1,876,008					1,876,008

Stock options exercised	12,000	1,501	31,350					32,851

Net income					4,908,232			4,908,232	4,908,232
Foreign currency translation adjustment			—	6,110,631				6,110,631	6,110,631

									11,018,863

Balance as of March 31, 2008	14,615,800	1,735,105	125,849,756	5,303,652	(42,738,042)			90,150,471

Stock-based compensation			1,164,628					1,164,628

Net loss					(11,258,130)			(11,258,130)	(11,258,130)
Foreign currency translation adjustment				(16,049,970)				(16,049,970)	(16,049,970)

									(27,308,100)

Balance as of March 31, 2009	14,615,800	1,735,105	127,014,384	(10,746,318)	(53,996,172)	—	—	64,006,999

Stock-based compensation			833,214					833,214

Net loss					(8,028,482)			(8,028,482)	(8,028,482)
Foreign currency translation adjustment				6,900,715				6,900,715	6,900,715
Repurchase of equity shares for treasury (See Note 8)						(750,000)	(3,106,447)	(3,106,447)

									(1,127,767)

Balance as of March 31, 2010	14,615,800	1,735,105	127,847,598	(3,845,603)	(62,024,654)	(750,000)	(3,106,447)	60,605,999
See accompanying notes to consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31,

	2008	2009	2010
	US$	US$	US$
Cash flows from operating activities

Net income (loss)	4,908,232	(11,258,130)	(8,028,482)

Adjustments to reconcile net income (loss) to net cash generated from operating activities:

Goodwill impairment	—	5,314,468	—

Long-lived assets impairment	—	2,528,261	136,878

Investment impairment	—	109,842	65,556

Equity in net earnings of equity method investees	—	133,209	423,099

Depreciation and amortization	5,902,705	6,248,129	5,004,262

Allowances for doubtful trade accounts receivables	848,111	1,238,400	(261,825)

Gain on sale of investments	(1,950,720)	—	—

Loss (profit) on sale of property, plant and equipment	(331)	40,460	7,314

Stock-based compensation expense	1,876,008	1,164,628	833,214

Unrealized exchange loss	—	97,482	43,764
Changes in assets and liabilities:

Trade accounts receivable	(2,208,394)	2,503,586	1,489,504

Prepaid expenses and other current assets	(1,504,958)	135,986	919,765

Accounts payable, accrued liabilities and other liabilities	2,527,823	(800,326)	352,412

Customer advances and unearned revenues	395,284	(356,881)	(35,878)

Recoverable taxes	(2,444,532)	(1,874,723)	(157,291)

Other non-current assets	265,588	(283,625)	190,367

Net cash generated from operating activities	8,614,816	4,940,766	982,659

Cash flows from investing activities

Payments to acquire property, plant and equipment	(10,826,091)	(5,313,138)	(1,762,906)

Purchase of investment in equity method investee	—	(1,516,696)	(407,018)

Purchase of investments	—	(109,842)	—

Purchase of promissory notes	(400,000)	—	(1,750,000)

Cash received from sale of investments	1,950,720	—

Proceeds from sale of property, plant and equipment	8,735	39,861	36,070

Net cash used in investing activities	(9,266,636)	(6,899,815)	(3,883,854)

	2008	2009	2010
	US$	US$	US$
Cash flows from financing activities

Net proceeds from issue of equity shares	32,851	—	—

Repurchase of equity shares			(3,106,447)

Net cash provided by (used in) financing activities	32,851	—	(3,106,447)

Net decrease in cash and cash equivalents	(618,969)	(1,959,049)	(6,007,642)

Cash and cash equivalents at the beginning of the year	53,546,300	59,032,690	45,521,173

Effect of exchange rate changes on cash	6,105,359	(11,552,468)	5,176,783

Cash and cash equivalents at the end of the year	59,032,690	45,521,173	44,690,314

Supplementary cash flow information:

Income taxes paid	1,551,462	1,318,052	1,051,768

Supplementary disclosure of non cash investing activity:
Payables for purchase of property, plant and equipment	307,457	545	133,568
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
In February 2001, Rediff established Rediff Holdings, Inc. (“RHI”), a Delaware Corporation, as a wholly-owned subsidiary to be a holding company for certain investments in the United States of America. In March 2001, Rediff acquired Value Communication Corporation (“ValuCom”). On February 27, 2001, RHI acquired thinkindia.com, Inc (“thinkindia”), later renamed Rediff.com Inc. On April 27, 2001, RHI acquired India Abroad Publications, Inc. (“India Abroad”), a print and online news company.
Rediff with its subsidiaries (“the Company”) is in the business of providing online internet based services, focusing on India and the global Indian community. Its websites consists of channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and mobile value-added services to mobile phone subscribers in India. Additionally, the Company publishes two weekly newspapers, ‘India Abroad’ and ‘India in New York’, in North America.
2. Significant accounting policies
(a) Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of Rediff and it’s wholly — owned subsidiaries and variable interest entity (VIE) in which the Company is the primary beneficiary. All inter-company accounts and transactions are eliminated on consolidation.
(c) Investments in equity method investees
Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method. The Company records its share of the results of these companies in the consolidated statements of operation as equity in net loss of equity method investees. The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information.
(d) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for doubtful trade accounts receivables, impairment of goodwill, property, plant and equipment and investments, useful lives of property, plant and equipment, valuation of deferred tax assets, stock based compensation and employee benefits. Actual results could differ from those estimates.

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
Advertisement and sponsorship income is derived from customers who advertise on the Company’s website or to whom direct links from the Company’s website to their own websites are provided and income earned from sending targeted emails to Rediffmail subscribers.
Revenue from display of advertisement and sponsorships is recognized ratably based on delivery over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company’s website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of e-mail messages to its users on behalf of advertisers and such revenues are recognized ratably over the contracted period.
E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company’s online store. Customers directly place orders with vendors through the Company’s website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/debit card or cheques, or whether the payment is to be made by the customer on cash-on-delivery (“COD”) basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of the transactions executed for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin, commission and costs. The Company recognizes as revenues the commission earned on these transactions and shipping costs recovered from customers.
Subscription service revenues primarily include income from various paid e-mail and other service products for the Company’s registered user base. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscription.
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
(f) Costs and expenses
Costs and expenses have been classified according to their primary functions in the following categories:
Cost of revenues
Cost of revenues primarily include cost of content for the Rediff websites, editorial costs, employee compensation, stock-based compensation, internet communication, data storage, software usage, printing and circulation costs for the India Abroad and India in New York newspapers and fee based services related costs.
India Online costs of revenue for the fiscal year ended March 31, 2010 includes internet communication, data storage and software usage costs (referred to as “website connection and maintenance costs”) as these expenses are incurred for the operation of the Rediff website. Prior to the fiscal year ended March 31, 2010, website connection and maintenance costs were included in product development expenses and presented as a component of operating expenses. Accordingly, website connection and maintenance costs aggregating US$3,456,292 and US$3,941,712 for the fiscal years ended March 31, 2008 and 2009 respectively, previously included in product development expenses have been reclassified to be included in India Online costs of revenue in order to conform to the presentation adopted in the fiscal year ended March 31, 2010. The change in presentation does not affect the operating results or net income for the fiscal years ended March 31, 2008 and 2009 as previously presented.
Sales and marketing
Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses, market research costs and stock-based compensation. The costs of advertising are expensed as and when incurred.

Product development
Product development costs primarily include software development expenses, compensation of product development personnel and stock-based compensation. Internal and external costs incurred to develop internal use software during application development stage is capitalized when the Company’s managing director has authorized and committed to funding the development, and it is probable that the software development will be complete and the software will perform the function intended. Upgrades and enhancements are capitalized only when these relate to additional features or result in additional functionality which the existing software is incapable of performing. All costs incurred during the preliminary project and post implementation and operation stages are expensed as incurred.
General and administrative
These costs primarily include employee compensation of administrative, and supervisory staff whose time is mainly devoted to strategic and managerial functions, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, stock-based compensation costs and other general expenses.
(g) Cash and cash equivalents
The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks.
Cash and cash equivalents consist of cash on hand, balances in current accounts, deposits with banks which are unrestricted as to withdrawal and use.
(h) Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation. The Company computes depreciation for all property, plant and equipment using the straight-line method so as to expense the costs over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

Furniture and fixtures	10 years
Computer equipment and software	1 to 3 years
Office equipment	3 to 10 years
Vehicles	8 years
Leasehold improvements	6 years
Website development costs	3 years
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
(l) Foreign currency
The accompanying consolidated financial statements have been presented in US dollars as the reporting currency. The functional currency of Rediff is the Indian Rupee (“Rs.” or “Rupee”) while that of its subsidiaries domiciled in the United States is the US dollar. Transactions in foreign currency are recorded at the original rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currency are restated using the exchange rates prevailing at the date of the balance sheet. Exchange differences arising on settlement of transactions and restatement of monetary assets and liabilities at the balance sheet date are recognized in the statement of operations.

As a result of the significant volatility in the exchange rate between Indian Rupee and US dollars in the fiscal year ended March 31, 2009, and on the basis of the Company’s anticipation of continuing volatility in such exchange rate, the Company changed its basis of classification of ‘Foreign exchange gain (loss),net’ within the statement of operations to include the effect of exchange movement in determination of the Company’s operating results as all of the foreign currency monetary assets and liabilities relate to the Company’s operations. Accordingly ‘Foreign exchange gain (loss), net’ for the fiscal year ended March 31, 2008, previously presented as a component of other income (expense), net in the financial statements included in the Form 20-F for the year ended March 31, 2008 has been reclassified and presented as a component of the Company’s operating expenses in order to conform to the presentation adopted in the fiscal year ended March 31, 2009.
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
(m) Earnings per share
Basic earnings per share has been computed by dividing the net income (loss) from operations by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted earnings per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive. Dilutive potential equity shares consist of the incremental equity shares issuable upon the exercise of stock options. The Company also reports earnings per ADS, where two ADSs represent one equity share.
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
(o) Impairment or disposal of long-lived assets (excluding goodwill)
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. The Company subjects such long-lived assets to a test of recoverability based on the undiscounted cash flows expected from use or disposition of such assets. Such events or circumstances would include changes in the market, technological obsolescence and adverse changes in profitability or regulation. If the asset is impaired, the Company recognizes an impairment loss as the difference between the estimated fair values determined using discounted cash flows and the carrying value of the asset. Assets to be disposed of are reported at the lower of the carrying value or the fair value less the cost to sell.

(p) Stock-based compensation
The Company measures the cost of services received from employees, associates, retainers and non-employee directors in exchange for share based compensation at the grant date fair value award. The Company recognizes stock-based compensation on a straight line basis over the vesting period.
(q) Allowances for doubtful trade accounts receivable
The Company establishes an allowance for doubtful accounts on trade accounts receivable after considering the financial condition of the customer, ageing of the accounts receivable, historical experience and the current economic environment.
(r) Compensated absences
The Company provided the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences in the year in which it is earned.
3. New Accounting Pronouncements
In June 2009, the FASB issued ASC 860 (SFAS No. 166), Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140. SFAS No. 166 removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special-purpose entities. This statement also requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. Adoption of ASC 860 is not expected to have any effect on Rediff’s financial statements.
In June 2009, the FASB issued ASC 810 (formerly SFAS No. 167), Amendments to FASB Interpretation No.46 (R). SFAS No. 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. Adoption of ASC 810 is not expected to have any effect on Rediff’s financial statements.
In October 2009, the FASB issued ASU 2009-13 on Multiple-deliverable Revenue Arrangements. The ASU amends the guidance in ASC 605-25 on multiple-element revenue arrangements. It addresses the unit of accounting for arrangements involving multiple deliverables. It also addresses how arrangement consideration should be allocated to the separate units of accounting, when applicable. Although the ASU retains the criteria from Issue 00-21 for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under Issue 00-21 that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The ASU is effective for fiscal years beginning on or after June 15, 2010. The effect on adoption of ASC 605-25 is not expected to have material effect on Rediff’s financial statements.

In October 2009, the FASB issued ASU 2009-14 on Software Revenue Recognition. It amends ASC 985-605 and ASC 985-605-15-3 (Issue 03-5) to exclude from their scope all tangible products containing both software and non software components that function together to deliver the product’s essential functionality. The ASU is effective for fiscal years beginning on or after June 15, 2010. The requirement of this ASU is not expected to have any impact on Rediff’s financial statements.
In December 2009, the FASB issued ASU 2009-17, which codifies Statement 167 and revises the former guidance under Interpretation 46(R). The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The requirements of this ASU is not expected to have any impact on Rediff’s financial statements.
In January 2010, the FASB issued additional disclosure requirements to ASU 820-10 on fair value measurements. According to the guidance, the fair value hierarchy disclosures are to be further disaggregated by class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy will be required to be disclosed. These additional requirements are effective January 1, 2010 for quarterly and annual reporting. In addition, the guidance requires more detailed disclosures of the changes in Level 3 instruments. These changes will be effective January 1, 2011 and its impact on Rediff’s financial statements is being evaluated.
In April 2010, the Emerging Issues Task Force (EITF) reached a final consensus on milestone method of revenue recognition and published ASU 2010-17, Revenue Recognition — Milestone Method (Topic 605). The scope of this ASU is limited to arrangements that include milestones relating to research or development deliverables. The consensus specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The final consensus will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The requirement of this ASU is not expected to have any impact on Rediff’s financial statements.
On March 5, 2010, the FASB issued ASU 2010-11, Derivatives and Hedging (Topic 815) — Scope Exception related to Embedded Credit Derivatives to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption — one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. This guidance also has transition provisions, which permit entities to make a special one-time election to apply the fair value option to any investment in a beneficial interest in securitised financial assets, regardless of whether such investments contain embedded derivative features. This guidance is effective on the first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of any fiscal quarter beginning after March 5, 2010. The requirement of this ASU is not expected to have to have any impact on Rediff’s financial statements.

4. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets comprise:

	As of March 31,
	2009	2010
	US$	US$
Prepaid expenses	950,484	990,169
Supplier advances	79,792	62,205
Rent deposits	360,639	539,532
Other advances and deposits	70,285	91,650
Loans to employees	105,187	61,670
Accrued interest	839,034	338

	2,405,421	1,745,564

5. Property, Plant and Equipment
Property, plant and equipment comprise:

	As of March 31,
	2009	2010
	US$	US$
Furniture and fixtures	445,308	495,834
Computer equipment and software	22,929,434	27,167,102
Office equipment	331,272	396,262
Vehicles	265,128	251,549
Leasehold improvements	409,692	442,370
Website development costs	1,249,529	2,399,218

Property, plant and equipment — at cost	25,630,363	31,152,335
Less: Accumulated depreciation and amortization	(18,959,762)	(26,401,257)

	6,670,601	4,751,078
Capital work-in-progress (net of impairment)	1,255,206	738,683

Property, plant and equipment — net	7,925,807	5,489,761

In fiscal 2009, the Company abandoned certain development projects with long payback periods which were included in ‘Capital work-in-progress’ following the economic slowdown. Consequently, the Company recorded an impairment loss of US$1,794,107 in the fiscal year ended March 31, 2009. Additionally, the Company fully impaired certain computer equipment and software with carrying amounts of US$734,154 in the fiscal year ended March 31, 2009.
In fiscal 2010, due to change in technological environment, the Company abandoned certain search and mobile related projects which were included in ‘Capital work-in-progress’. Consequently, the Company recorded an impairment loss of US$136,878.

6. Investments in equity method investees
Investments in equity interest
The Company’s investments in equity method investees interest were as follows:

Percent of ownership
of equity shares
Tachyon Technology Private Limited	26%
Eterno Infotech Private Limited	44%
Imere Technology Private Limited	44%
Bigslick Infotech Private Limited	37%
The following table presents investee companies’ financial information,

	As of March 31,
	2009	2010
	US$	US$
Current assets	1,737,072	1,160,252
Non-current assets	179,289	208,226
Current liabilities	346,288	352,667
Non-current liabilities	49,195	—
Loss from operations	1,076,733	1,036,870
Loss attributable to Rediff	133,209	423,099
As of March 31, 2010, the difference between the Company’s carrying value of its equity method investments and its proportionate share of the net assets of equity method investments is summarized as follows:

Carrying value of equity method investments	1,873,672
Proportionate share of net assets of equity method investments	397,233

Excess of carrying value of investment over proportionate share of net assets	1,476,439

The excess carrying value has been primarily assigned to:
Goodwill	307,271
Amortizable intangible assets	1,169,168

Total	1,476,439

The amortizable intangible assets have useful life of five years.
During the fiscal year ended March 31, 2010, the Company impaired an investment of US$65,556 in a development stage entity after concluding that such investment was other than temporarily impaired due to discontinuance of the business.

7. Goodwill
The Company’s goodwill is in respect of its acquisition of India Abroad. The goodwill has been allocated to the US Publishing reporting unit.
The changes in the carrying amount of goodwill for the fiscal years ended March 31, 2009 and 2010 were as follows:

	2009	2010
	US$	US$
Balance as at beginning of the year	7,314,468	2,000,000
Impairment loss	5,314,468	—

Balance as at end of the year	2,000,000	2,000,000

On January 1, 2010, the Company assessed goodwill for impairment. The carrying value of the goodwill was in excess of the implied fair value of the reporting unit and there was no goodwill impairment.
On January 1, 2009, the Company assessed goodwill for impairment. As a result of the goodwill impairment test, the Company concluded that goodwill was impaired and accordingly recorded a goodwill impairment loss of US$5,314,468 during fiscal 2009 for the difference between the carrying value of the goodwill in the reporting unit and its implied fair value. The impairment resulted from a combination of factors, including the prevailing global economic downturn, reduction in the US Publishing segment’s projected operating results and estimated future cash flows, and decreases in revenues and earnings multiples of comparable companies in that region.
For the purpose of determining fair value based on income approach, forecasts were used to estimate the future cash flows (including a terminal value approach to estimate cash flows beyond the final year of forecast) after considering current economic conditions and trends, estimated future operating results and growth rates.
8. Other non-current assets comprise

	As of March 31,
	2009	2010
	US$	US$
Promissory notes (including accrued interest)	400,000	2,166,919
Prepaid expenses	159,389	189,717
Rent deposits	457,998	280,990
Loans to employees	67,679	34,513
Other advances and deposits	148,315	145,716

Total	1,233,381	2,817,855

In fiscal 2010 and 2009, the Company subscribed to convertible promissory notes (referred to as the “notes”) issued by certain nonpublic companies including Runa Inc, a related party for total cash consideration of US 1,750,000 and US$400,000, respectively. These notes are convertible into equity shares of these entities at a price equivalent to the issuance price of equity shares issued for future financing. The convertible notes of Runa Inc. carry interest at 3% per annum. Subsequent to March 31, 2010, convertible promissory notes held in Runa Inc. were converted into equity shares resulting in an equity interest ownership in Runa Inc. of 10%.
During the fiscal year ended March 31, 2009, the Company impaired an investment in convertible debentures of US$109,842 in a development stage entity after concluding that such investment was other than temporarily impaired as a result of non viability of business model.

9. Accounts payable and accrued liabilities
Accounts payable and accrued liabilities comprise:

	As of March 31,
	2009	2010
	US$	US$
Accounts payable	1,165,833	1,040,123
Accrued expenses	2,149,346	3,285,436
Taxes payable	907,592	916,286
Staff incentive payable	857,072	885,860
Other staff payables	505,539	584,918
Other current liabilities	73,074	82,368

Total	5,658,456	6,794,991

10. Other non-current liabilities
Other non-current liabilities comprise:

	As of March 31,
	2009	2010
	US$	US$
Unearned revenues	337,180	325,676
Retirement benefits	268,451	323,550
Other liabilities	71,692	124,335

Total	677,323	773,561

11. Shareholders’ equity
Treasury shares
During the fiscal year ended March 31, 2010 the Company formed Rediff.com India Limited Employee Trust (“Trust”). The trust is controlled and administrated by senior employees of the Company. The Company is the primary beneficiary of the trust and, accordingly has consolidated the Trust. During the year the Trust acquired 750,000 shares at fair value for a consideration of US$3,106,447 and reserved these shares for benefit of Company’s employees and directors.
12. Sales and marketing
Sales and marketing expense includes advertising cost of US$2,742,041, US$209,485 and US$3,062,851 for the fiscal years ended March 31, 2008, 2009 and 2010 respectively.
13. Miscellaneous income
During the fiscal year ended March 31, 2008, the Company sold one of its investments in equity securities and recorded a gain of US$1,950,720.

14. Related party transactions
The Company’s principal related parties are its founder shareholders, directors and companies that the founder shareholders and directors control. The Company enters into transactions with such related parties in the normal course of business.
Repurchase of equity shares
During the fiscal year ended March 31, 2010, Rediff.com India Limited Employee Trust (a Variable interest entity) purchased 750,000 equity shares for US$3,106,447 from Edelweiss Finance and Investment Limited a subsidiary of Edelweiss Capital Ltd in which a director of the Company is a shareholder and director. (During the fiscal year ended March 31, 2009 — Nil).
Advertising and Mobile Revenues
During the fiscal year ended March 31, 2008, 2009 and 2010, the Company earned advertising revenues of US$Nil, US$Nil and US$328,815 respectively, from Edelweiss Capital Services Limited a subsidiary of Edelweiss Capital Ltd in which a director of the Company is shareholder and director.
Product Development Expenses
During the fiscal years ended March 31, 2008, 2009 and 2010, the Company incurred product development expenses (including amount capitalized) of US$310,094, US$62,647 and US$Nil respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.
During the fiscal years ended March 31, 2008, 2009 and 2010, the Company incurred product development expenses (including amount capitalized) of US$68,534, US$16,616 and US$Nil respectively, on account of services rendered by Eterno Infotech Private Ltd, an equity method investee.
Purchase of Convertible Promissory Note
During the fiscal year ended March 31, 2009 and 2010, the Company purchased convertible promissory notes of US$Nil and US$1,300,000 respectively, from Runa Inc. in which a director of the company is a shareholder and key management personnel. The Company has accrued interest of US$Nil and US$16,919 on these promissory notes for the fiscal year ended March 31, 2009 and 2010, respectively.
Balances with related parties include:

	As of March 31,
	2009	2010
	US$	US$
Account receivable for advertising revenues	—	154,852
Convertible promissory notes and accrued interest thereon		1,316,919

15. Retirement Benefits
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
The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2008, 2009 and 2010. The measurement date used is March 31 of the relevant fiscal year.

	2008	2009	2010
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	198,777	286,524	288,136
Actuarial loss (gain)	12,708	9,659	(19,112)
Service cost	53,468	60,933	63,183
Interest cost	20,639	28,214	32,683
Benefits paid	(17,504)	(27,888)	(53,452)
Effect of exchange rate changes	18,436	(69,306)	38,186

Benefit obligation at the end of the year	286,524	288,136	349,624

Accumulated benefit obligation was US$141,215 and US$176,870 as of March 31, 2009 and 2010 respectively.
Net gratuity cost for the years ended March 31, 2008, 2009 and 2010 comprise of the following:

	2008	2009	2010
	US$	US$	US$
Service cost	53,468	60,933	63,183
Interest cost	20,639	28,214	32,683
Recognized net actuarial loss (gain)	12,708	9,659	(19,112)

Net gratuity cost	86,815	98,806	76,754

The assumptions used in accounting for gratuity in the years ended March 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
Discount rate	9.25%	9.00%	9.10%

Rate of increase in compensation	10% for first 4 years and 7% thereafter	10% for first 3 years and 7% thereafter	10% for first 2 years and 7% thereafter
US$26,074 represents the best estimate of contributions expected to be paid during the next fiscal year.
Provident Fund
Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$242,259, US$232,714 and US$204,589 for the years ended March 31, 2008, 2009 and 2010 respectively.

16. Income Taxes
The components of income before income taxes and equity in net earnings of equity method investees are as follows:

	2008	2009	2010
	US$	US$	US$
- Domestic	2,371,338	(5,885,632)	(6,622,537)
- Foreign	2,970,268	(5,199,289)	(952,846)

Income (loss) before income taxes and equity in net earnings of affiliates	5,341,606	(11,084,921)	(7,575,383)

The income tax expense consists of:

	2008	2009	2010
	US$	US$	US$
Current taxes
- Domestic	388,364	—	—
- Foreign	45,010	40,000	30,000

Net income tax expense	433,374	40,000	30,000

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in the statements of operations is as follows:

	2008	2009	2010
	US$	US$	US$
Income (loss) before income taxes and equity in net earnings of affiliates	5,341,606	(11,084,921)	(7,575,383)
Indian statutory income tax rate	33.99%	33.99%	33.99%

Expected income tax expense (benefit)	1,815,612	(3,767,765)	(2,574,873)

Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense

Employee stock-based compensation	638,221	395,857	283,210
Goodwill impairment	—	1,806,229	—
Change in valuation allowance	(415,016)	1,545,471	2,401,938
Gain on sale of investment taxed at capital gains rate	(663,050)	—	—
Tax in foreign jurisdictions	(964,584)	1,010	(149,127)
Others	22,191	59,198	68,852

Income tax expense	433,374	40,000	30,000

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2009	2010
	US$	US$

Deferred tax assets:
Net operating loss carry forwards	6,108,274	4,949,739
Depreciation and amortization	2,026,113	2,540,424
Allowances for doubtful accounts receivables	1,368,545	1,442,226
Retirement benefits	194,588	246,003
Minimum alternate tax credit	336,016	379,265
Others	125,755	250,839

Gross deferred tax assets	10,159,291	9,808,496
Valuation allowance	(10,159,291)	(9,808,496)

Net deferred tax assets	—	—

Movements in valuation allowance:

	As of March 31,
	2009	2010
	US$	US$
Balance as at beginning of the year	12,342,954	10,159,291
Change during the year	1,545,471	2,401,938
Expired net operating carry forward losses	(1,855,526)	(1,992,770)
Utilized net operating carry forward losses and unabsorbed depreciation	—	(1,605,864)
Reduction on account of unrecognized tax benefit	(43,960)	28,443
Effect of currency translation	(1,829,648)	817,458

Balance as at end of the year	10,159,291	9,808,496

Rediff’s net operating loss carry forwards aggregating approximately US$5,750,924 as of March 31, 2010 will expire between April 1, 2010 and March 31, 2018.
As of March 31, 2010, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$2,965,000, which expire in years 2021 through 2026.
As of March 31, 2010, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$3,600,000 million, for federal income tax purposes, which expire in years 2020 through 2029.
Unabsorbed depreciation of US$8,089,549 can be indefinitely carried forward.
Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that a valuation allowance is required for each of the periods presented.

Recoverable taxes mainly consist of withholding tax on income from advertising services and interest income, which the Company claimed as refund.
A reconciliation of the beginning and ending amount of unrecognized tax benefits during the fiscal years ended March 31, 2009 and 2010 is as follows:

	2009	2010
	US$	US$
Unrecognized tax benefits balance at beginning of the year	—	43,960
Gross increase for tax positions of prior years	43,960	—
Gross decrease for tax positions of prior years	—	(28,443)
Effect of currency translation	—	5,658

Unrecognized tax benefits balance at end of the year	43,960	21,175

The Company’s two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other foreign jurisdiction. In India, tax returns from fiscal 2008 are subject to examination by the direct taxing authority. The assessments for fiscal year 2000 onwards are subject matters of appeals with the direct taxing authorities. The Company’s U.S. federal and state tax returns pertaining to fiscal year 2007 onwards remains subject to examination in accordance with the statute of limitation prescribed by the relevant authorities.
17. Segments
The chief operating decision maker’s (the Company’s Chairman and Managing Director) allocates resources to and assess the performance of the segments of the Company. The chief operating decision maker evaluates segment performance by profits of the segment before operating expenses.
The Company has two operating segments, namely, the India Online business and the U.S. Publishing business.
(i)
India Online business primarily includes revenues from online advertising and fee-based services. Online advertising includes revenues mainly from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

(ii)	US Publishing business primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers, India Abroad and India in New York.
Following are the segment results and segment assets for the years ended March 31, 2008, 2009 and 2010.

	2008			2009			2010
	India	US		India	US		India	US
	Online	Publishing		Online	Publishing		Online	Publishing
	Business	Business	Total	Business	Business	Total	Business	Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	17,397,492	8,012,081	25,409,573	14,053,368	5,277,561	19,330,929	10,624,932	3,751,818	14,376,750
Fee based services	6,251,871	587,759	6,839,630	5,654,013	445,010	6,099,023	4,069,644	396,867	4,466,511

Total revenues	23,649,363	8,599,840	32,249,203	19,707,381	5,722,571	25,429,952	14,694,576	4,148,685	18,843,261

Cost of revenues (excluding depreciation and amortization)	6,660,616	3,038,119	9,698,735	7,511,179	2,864,552	10,375,731	7,654,344	2,460,959	10,115,303

Segment Results	16,988,747	5,561,721	22,550,468	12,196,202	2,858,019	15,054,221	7,040,232	1,687,726	8,727,958

Segment Assets	87,910,450	12,835,672	100,746,122	62,340,933	7,449,390	69,790,323	61,574,823	5,986,629	67,561,452

Capital expenditures	10,332,440	—	10,332,440	5,072,485	—	5,072,485	1,755,917	6,989	1,762,906

The following is a reconciliation of the segment results to (loss) income before income taxes of the Company for the years ended March 31, 2008, 2009 and 2010.

	2008	2009	2010
	US$	US$	US$

Segment result	22,550,468	15,054,221	8,727,958
Inter segment revenue	—	—	—
Operating expenses (including depreciation and amortization)	(24,669,335)	(25,274,894)	(20,301,925)
Goodwill impairment	—	(5,314,468)	—
Other income	7,460,473	4,450,220	3,998,584

Net income (loss) before income taxes and equity in net earnings of equity method investees	5,341,606	(11,084,921)	(7,575,383)

The following is a reconciliation of the segment assets to the total assets as at March 31, 2009 and 2010.

	As at March 31,
	2009	2010
	US$	US$
India Online business	62,340,933	61,574,823
US Publishing business	7,449,390	5,986,629

Total segment assets	69,790,323	67,561,452

Investments in equity method investees	1,740,457	1,873,673
Rediff.com India Employee trust	—	24,920
Phone card business	80,843	80,843

Total assets	71,611,623	69,540,888

Revenues are attributed to individual countries according to the location of the customers.

Revenues derived from customers are as follows:

	Years ended March 31,
	2008	2009	2010
	US$	US$	US$
United States and Canada	8,003,947	5,292,299	3,964,579
India	23,865,583	19,664,404	14,584,991
Rest of the world	379,673	473,249	293,691

Total revenues	32,249,203	25,429,952	18,843,261

No single client accounted for 10 percent or more of the total revenues for the years ended March 31, 2008, 2009 and 2010
Long-lived assets by location are as follows:

	As of March 31,
	2009	2010
	US$	US$
United States and Canada	2,085,804	2,028,856
India	7,840,003	5,460,905

Total	9,925,807	7,489,761

18. Concentration of credit risk
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
The Company performs ongoing evaluations to determine customer credit limit, but no collateral is required. In 2009 and 2010, approximately 79% and 85% of our accounts receivable were derived from revenues earned from customers located in India. The majority of the customers outside India are located in the United States.
19. Stock-based compensation
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
Under the Option Plans, the Company had reserved 280,000 equity shares for the 1999 ESOP and 198,000 equity shares for the 1999 ASOP, respectively. The Option Plans also permit the Board of Directors to reserve additional warrants under either plan to be issued to eligible parties on such terms and conditions as may then be decided by the board at its absolute discretion.
On January 16, 2006 the Company’s compensation committee terminated the 1999 ESOP and 1999 ASOP, without prejudice to the interest of participants in the 1999 ESOP and 1999 ASOP who have already been granted options under it.
A summary of option activity under the 1999 ESOP plan as of March 31, 2010 and changes during the year then ended is presented below:

Weighted
	Number of	Weighted	average
	options (in	average	remaining
	terms of	exercise	contractual	Aggregate
Options	shares)	price	term (year)	intrinsic value
		US$		US$
Outstanding as at April 1, 2009	28,000	9.81

Expired	(28,000)	9.81

Outstanding as at March 31, 2010	—	—	—	—

Exercisable as at March 31, 2010	—	—	—	—

A summary of option activity under the 1999 ASOP plan as of March 31, 2010, and changes during the year then ended is presented below:

Weighted
	Number of	Weighted	average
	options (in	average	remaining
	terms of	exercise	contractual	Aggregate
Options	shares)	price	term (year)	intrinsic value
		US$		US$
Outstanding as at April 1, 2009	6,000	12.93

Expired	(6,000)	12.93

Outstanding as at March 31, 2010	—	—	—	—

Exercisable as at March 31, 2010	—	—	—	—

The total grant date fair value of stock options vested during the year ended March 31, 2008, 2009 and 2010 was US$Nil.

2002 Stock Option Plan
In January 2002 the Company’s Board of Directors approved the 2002 Stock Option Plan (“2002 plan”), which provides for the grant of stock options to the Company’s employees. Unless terminated sooner, the grant under this plan will terminate automatically after expiry of 10 years from the date of issue of such grant. A total of 280,000 of the Company’s equity shares were reserved pursuant to 2002 plan.
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
A summary of option activity under the 2002 ESOP plan as of March 31, 2010, and changes during the year then ended is presented below:

			Weighted
	Number of	Weighted	average
	Options (in	average	remaining
	terms of	exercise	contractual	Aggregate
Options	shares)	price	term (year)	intrinsic value
		US$		US$
Outstanding as at April 1, 2009	62,375	4.91
Forfeited	—	—

Outstanding as at March 31, 2010	62,375	4.91	3.1	112,455

Exercisable as at March 31, 2010	62,375	4.91	3.1	112,455

The total grant date fair value of stock options vested during the year ended March 31, 2008, 2009 and 2010 was US$220,612, US$39,415 and US$Nil respectively.
There were no options granted during the years ended March 31, 2008, 2009 and 2010. There were no options exercised during the years ended March 31, 2008, 2009 and 2010.
2004 Stock Option Plan
In June 2004, the Company’s Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provide for the grant of stock options to the Company’s employees. Unless terminated sooner, the grant under this plan will terminate automatically after expiry of 10 years from the date of issue of such grant. A total of 358,000 of the Company’s equity shares were reserved pursuant to 2004 plan.
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
A summary of option activity under the 2004 ESOP plan as of March 31, 2010, and changes during the year then ended is presented below:

			Weighted
	Number of	Weighted	average
	options (in	average	remaining
	terms of	exercise	contractual	Aggregate
Options	shares)	price	term (year)	intrinsic value
		US$		US$
Outstanding as at April 1, 2009	158,115	13.14
Granted	105,500	5.16
Forfeited	(15,625)	5.86

Outstanding as at March 31, 2010	247,990	10.20	6.4	5,430

Exercisable as at March 31, 2010	152,553	12.79	4.7	—

The total grant date fair value of stock options vested during the year ended March 31, 2008, 2009 and 2010 was US$1,197,533, US$889,172 and US$98,325 respectively.
The weighted average grant date fair value of options granted during the year ended March 31, 2010 was US$2.97. There were no options granted during the years ended March 31, 2008 and 2009. There were no options exercised during the years ended March 31, 2008, 2009 and 2010.
As of March 31, 2010, there was US$209,371 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 3.1 years. To the extent the forfeiture rate is different from what we have anticipated, stock-based compensation related to these awards will be different from our expectations.
2006 Stock Option Plan
The 2006 Stock Option Plan (“2006 ESOP”) consists of two plans, namely the ADR Linked Employee Stock Option Plan-2006 and Employee Stock Option Plan-2006 which is linked to the shares of the Company. These plans were adopted and approved by the Compensation committee on June 20, 2006 in accordance with the approval granted by shareholders on March 31, 2006. Unless terminated sooner, the grant under this plan will terminate automatically after expiry of 10 years from the date of issue of such grant. A total of 485,000 equity shares were approved for issuance under both the plans.
Under the terms of the 2006 plans, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 20% — 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one equity share / ADS depending on the plan to which the option relates at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price for the ADR Linked Employee Stock Option Plan-2006 is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant. The exercise price for the Employee Stock Option Plan-2006 is also determined by the board (or a committee or a sub-committee of the board) and shall not be less than the face value of equity shares.
A summary of option activity under the 2006 ESOP plan as of March 31, 2010, and changes during the year then ended is presented below:

			Weighted
	Number of	Weighted	average
	options (in	average	remaining
	terms of	exercise	contractual	Aggregate
Options	shares)	price	term (year)	intrinsic value
		US$		US$
Outstanding as at April 1, 2009	199,963	15.67
Granted	206,000	5.17
Forfeited	(12,400)	14.68

Outstanding as at March 31, 2010	393,563	10.21	8.0	427,929

Exercisable as at March 31, 2010	144.488	15.76	6.5	297,034

The total grant date fair value of stock options vested during the year ended March 31, 2008, 2009 and 2010 was US$1,367,312, US$991,932 and US$652,911 respectively.
The weighted-average grant-date fair value of options granted during the year ended March 31, 2008, 2009 and 2010 was US$19.42, US$9.50 and US$3.34, for each option, respectively. There were no stock options exercised during the years ended March 31, 2008, 2009, and 2010.
As of March 31, 2010, there was US$1,002,327 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.9 years. To the extent the forfeiture rate is different from what we have anticipated, stock-based compensation related to these awards will be different from our expectations.
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2008	2009	2010
Dividend yield	0%	0%	0%
Expected term	3-5 years	4 years	7-9 years
Risk free interest rates	3.73%-3.97%	2.43%	2.83%-3.81%
Volatility	56.51%-69.42%	57.95%	70.87%-75.5%
Expected volatilities are based on the historical volatility of the Company’s stock. The expected term of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
Total stock-based compensation cost recognized under the various employee stock option plans were US$1,876,008, US$1,164,628 and US$833,214 for the year ended March 31, 2008, 2009 and 2010 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2008	2009	2010
	US$	US$	US$
Cost of revenues	242,882	127,731	102,635
Sales and marketing	904,374	573,068	327,758
Product development	321,778	215,073	213,337
General and administrative	406,974	248,756	189,484
20. Earnings (loss) per share and ADS
For the years ended March 31, 2008, 2009 and 2010, the following table sets forth the computation of basic and diluted income per share and ADS:

	Year ended March 31,
	2008		2009		2010
Net income (loss)	US$	4,908,232	US$	(11,258,130)	US$	(8,028,482)
Weighted average equity shares for basic earnings (loss) per share		14,606,660		14,615,800		14,563,197
Weighted average effect of dilutive shares:
Employee Stock Options		166,164		—		—

Weighted average equity shares for diluted earnings per share		14,772,824		14,615,800		14,563,197

Earnings / (loss) per share — basic		0.336		(0.770)		(0.552)
— diluted		0.332		(0.770)		(0.552)
Earnings / (loss) per ADS — basic		0.168		(0.385)		(0.276)
— diluted		0.166		(0.385)		(0.276)

Potentially dilutive shares relating to outstanding employee stock option aggregating 78,811 and 40,400 as at March 31, 2009 and 2010 respectively have been excluded from the computation of diluted earnings per share for these periods as their effect would have been anti-dilutive.
21. Dividends
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
22. Allowance for doubtful trade accounts receivables

	Balance at			Balance at
	Beginning of	Charged to cost	Effect of exchange	end
Description	Period	as expenses	rate changes	of period
	US$	US$	US$	US$
Fiscal 2010	3,935,812	(261,825)	454,842	4,128,829

Fiscal 2009	3,540,173	1,238,400	(842,761)	3,935,812

Fiscal 2008	2,697,334	848,111	(5,272)	3,540,173

23. Fair value of financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximate their fair values due to the short- term nature of these instruments.
Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair values are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of March 31, 2010. The estimated fair value amounts as of March 31, 2010 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

24. Commitments and contingencies
Operating Leases
The Company leases office premises and residential apartments for employees under various operating leases. Certain of these arrangements have free or escalating rent payment provisions. The Company recognized rent expense under such arrangements on a straight-line basis. Operating lease expense that has been included in the determination of the net income is as follows:

	Years ended March 31,
	2008	2009	2010
	US$	US$	US$
Office premises	759,589	1,030,766	594,523
Residential apartments for employees	246,889	222,955	118,717

Total operating lease expense	1,006,478	1,253,721	713,240

The minimum annual lease commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

As at March 31,	US$
2011	321,192
2012	211,231
2013	199,617
2014	211,450
2015	217,794
And there after	734,128

Litigation and Other Legal Matters
Action Relating to Access to Pornographic Material
On June 21, 2000, Rediff, certain of its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that Rediff, through its website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order on the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against Rediff and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000) by the aforementioned defendants, seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While Rediff believes that the lawsuit is without merit, and that it and its directors have a valid defense to the charges, in the event that it is unsuccessful in its defense, Rediff and its directors may face both criminal penalties and monetary fines or damages.
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
Actions Relating to Trademark Infringement
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

In February, 2006, a complaint was filed by Marksman Pvt. Ltd. against various telecom operators and internet service providers and Rediff.com alleging infringement of copyright of Marksman by way of dissemination of information relating to scores, alerts and updates and or other events happenings via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of One Day International Cricket Matches (“ODIs”) during India’s tour of Pakistan Scheduled in February, 2006. We have filed our response and among the defenses we have raised are: (a) Rediff.com along with other telecom operators and service providers has not infringed the copyrights of Marksman; (b) the information relating to scores, alerts and updates and or other events happening via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of ODIs which was being provided to subscribers was sourced from public domain and as such no exclusivity can be claimed since it falls into public domain. The one judge panel, while dismissing a request for an interim order, has directed the defendants to maintain the accounts of the SMS received during the ODIs. Marksman will have to first amend the suit to seek damages before any claim is made against Rediff.com. In 2006, Marksman has sought to amend the suit prayer to include damages. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.
Actions Relating to Patent Infringement
In March, 2009 a complaint was filed against Rediff and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of Mobile phones with plurality of SIM cards sold through Rediff’s Shopping website. S. Ramkumar is seeking permanent injunction restraining the defendants, including Rediff, from infringing upon his patent with respect to the Mobile phones with plurality of SIM cards allocated to different communication networks, by manufacturing, marketing, selling and distributing mobile phones having simultaneous use of more than one SIM thereby infringing his products and patented process. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$20,000). Rediff has already filed its response to the court based on the following defenses: (a) it is the vendors, and not Rediff, that sells shopping products on its website and that it has not infringed on any of Ramkumar’s intellectual property rights; (b) Rediff ‘s Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and it is not involved in the sale or purchase of the goods/products listed on its website; and (c) vendors are required to comply with the terms and conditions Rediff imposes on vendors using Rediff Shopping, which include providing Rediff with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. Since the High court was closed from 1st May untill 7th June 2010 for summer vacation, the case is likely to be taken up for arguments sometime in the future. Though Rediff is arrayed as a defendant, S. Ramkumar’s main grievance is only against the other defendants who are manufacturing, selling and distributing multiple SIM cards in alleged violation of the patent in favour of the S. Ramkumar. However, given the nature of the suit and pleadings there would not be any substantial monetary claim on the Company.
The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations, cash flows or the financial position of the Company.
The Company has not recognized any loss accrual for the litigation disputes as the Company believes that it is probable that it would be successful on resolution of the litigation. The maximum total loss relating to these disputes would be US$44,000 (previous year US$124,000) excluding any interest and penalty which amount cannot be reasonably estimated

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED
By:	/s/ Ajit Balakrishnan
	Name:	Ajit Balakrishnan
	Title:	Chairman and Managing Director (Principal Executive Officer)
Date: September 20, 2010

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED
By:	/s/ Jayesh Sanghrajka
	Name:	Jayesh Sanghrajka
	Title:	Vice President Finance (Principal Financial Officer)
Date: September 20, 2010