Form 20-F
period 2011-03-31
REDIFF COM INDIA LTD
filed 2011-09-27
CIK 1103783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011

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
Jayesh Sanghrajka
Tel No - +91-22-24449144 ext 116
Facsimile - +91-22-24446837
(Name, telephone and facsimile number of company contact person)
Mahalaxmi Engineering Estate
1st Floor, L. J. First Cross Road
Mahim (West)
Mumbai — 400016, India
+91-22-2444-9144
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
American Depositary Shares,	NASDAQ Global Market
each represented by one-half of one equity share, par value Rs.5 per share
Securities registered pursuant to Section 12(g) of the Act:
None
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
Yes ☐       No ☑
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
Item 6. Directors, Senior Management and Employees
See “Management” and “Principal Shareholders”.
Item 7. Major Shareholders and Related Party Transactions
See “Principal Shareholders,” “Related Party Transactions” and “Additional Information”.
Item 8. Financial Information
See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2009, 2010 and 2011 and the related three-year period ended March 31, 2011. Also see “Business — Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
Item 9. The Offer and Listing
See “Trading Market”.
Item 10. Additional Information
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions”, “Exchange Controls”, “Restriction on Foreign Ownership of Indian Securities”, “Taxation” and “Additional Information”.

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
Item 16G. Corporate Governance
See “Management — NASDAQ Corporate Governance Requirements.

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2009, 2010 and 2011 and the related three-year period ended March 31, 2011.
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
Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on rates published by The Reserve Bank of India, which as at the close of March 31, 2011 was Rs. 44.65 to US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars have also been performed using rates published by the Reserve Bank of India.

FORWARD-LOOKING STATEMENTS
We have included statements in this annual report which contain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions, that are “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:
•	our goals and strategies;
•	our recently acquired businesses and other acquisitions, investments and divestments;
•	the impact of regulations and court orders on our business;
•	our future investments, costs and working capital;
•	the importance and expected growth of Internet technology, including sales of personal computers and mobile phones, and the development of broadband Internet and 3G networks in India;
•	the pace of change in the Internet market;
•	the demand for Internet services;
•	advertising demand and revenues; and
•	new product and services.
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
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, general economic and political conditions in India and the United States, acceptance of new products and services, the development of broadband Internet and 3G networks in India, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices, the level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), from time to time. We undertake no obligation to update or revise forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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
The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on rates published by the Reserve Bank of India:

Fiscal Year Ended March 31,	Period End	Average (1)(2)	High	Low
	(Rs.)
2007	43.59	45.22	46.95	43.14
2008	39.97	40.13	43.15	39.27
2009	50.95	46.46	52.06	39.89
2010	45.14	47.36	50.53	44.94
2011	44.65	45.57	47.57	44.03

Notes:

(1)	The average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	The column titled “Average” represents the average of the closing rate as at the last day of each month during the period.
The following table sets forth the high and low exchange rates for the previous six months and are based on daily closing rates published by the Reserve Bank of India:

Month	High	Low
	(Rs.)
March 2011	45.27	44.65
April 2011	44.68	44.04
May 2011	45.38	44.30
June 2011	45.10	44.61
July 2011	44.69	43.95
August 2011	46.13	44.05
On September 22, 2011, the closing exchange rate in India was Rs. 48.82 to US$1.00

SELECTED CONSOLIDATED FINANCIAL DATA
Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2010 and 2011, and the selected statement of operations data for the fiscal years ended March 31 2009, 2010 and 2011 has been derived from our audited financial statements presented elsewhere in this annual report and which have been audited by Deloitte Haskins & Sells, an independent registered public accounting firm. The selected balance sheet data set forth below as of March 31, 2007, 2008 and 2009 and the selected statement of operations data for the fiscal years ended March 31, 2007 and 2008 is derived from U.S. GAAP financial statements which are not included in this annual report. (See note below)

	Fiscal Years Ended March 31,
	2007		2008		2009		2010		2011
	(in US$ thousands, except per share data)
Statement of Operations data:
Revenues		28,676		32,249		25,429		18,843		21,795
Cost of revenues		7,462		9,699		10,376		10,115		10,796
Operating expenses		18,015		24,669		30,589		20,302		19,696
Net income (loss)		6,963		4,908		(11,258)		(8,028)		(6,572)
Earnings (loss) per Equity Share — basic	US$	0.48	US$	0.336	US$	(0.770)	US$	(0.552)	US$	(0.477)
Earnings (loss) per Equity Share — diluted	US$	0.47	US$	0.332	US$	(0.770)	US$	(0.552)	US$	(0.477)
Weighted average number of equity shares
- Basic		14,543		14,607		14,615		14,563		13,783
- Diluted		14,924		14,772		14,615		14,563		13,783

	As of March 31,
	2007	2008	2009	2010	2011
	(in US$ thousands)
Balance Sheet Data:
Current assets	65,851	74,208	54,345	52,244	45,804
Current liabilities	8,899	10,570	6,927	8,161	8,773
Total assets	86,459	101,422	71,612	69,541	63,940
Total shareholders’ equity	77,223	90,150	64,007	60,606	54,102

Note:

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
We also compete with traditional media companies to attract advertising revenues, both domestic and international. Currently many advertisers allocate a portion of their advertising budgets to internet advertising. In response, traditional media companies are increasingly expanding their content offerings on the Web and are competing for both offline and online revenues. We also compete with a variety of other providers of online services, including social media and networking sites like Facebook and Orkut for users, advertisers and developers. Social networking sites in particular are attracting a substantial and increasing share of users and user’s online time, which could enable them to attract an increasing share of online advertising.
Some of our existing competitors and possible additional entrants may have greater brand recognition for certain products and services, more expertise in a particular segment of the market, and greater operational, strategic, technological, financial, personnel, or other resources than we do. In addition, Google, Yahoo, Facebook and MSN have access to considerable financial and technical resources with which to compete aggressively, including by funding future growth and expansion and investing in acquisitions and research and development. Further, emerging start-ups may be able to innovate and provide products and services faster than we can. In addition, competitors may consolidate with each other or collaborate, and new competitors may enter the market.
We are also subject to competition from companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to our customers or potential customers. There has also been a trend toward industry consolidation so our smaller competitors today may become part of larger competitors in the future.
We may also face competition from companies engaged in providing mailing service to mobile users. Some of our existing competitors and possible additional entrants may have greater brand recognition for certain products and services and greater operational, strategic, technological, financial, personnel, or other resources than we do. In addition our e-commerce services face competition from the existing leading e-commerce companies who have significant greater financial resources, longer operating histories and more experience in attracting and retaining users and managing customers than we do.

We may also face competition from companies engaged in procuring advertisement from advertisers who want to reach out to a niche customer segment by choosing to advertise in a particular city or specific area within a city and cannot afford to advertise on television channels. Some of our existing competitors and possible additional entrants may have greater brand recognition for certain products and services and greater operational, strategic, technological, financial, personnel, or other resources than we do
If our competitors are more successful than we are in developing compelling products or attracting and retaining users, advertisers, publishers, developers, or distributors, our revenues and growth rates could decline. In addition, new competitors may enter the market.
Competition for visitors, customers, subscribers, advertisers and shopping partners is intense and is expected to increase significantly in the future as there are no substantial barriers to entry in our market. Furthermore, it is difficult to predict which online advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues. Intense competition in our businesses could have a material adverse effect on our results of operation, including our ability to achieve and sustain profitability. For additional information regarding our competition, please see “Business — Competition” in this annual report.
Our future results and growth prospects may be materially and adversely affected if our expansions into new business are not successful
We as part of our growth strategy have, from time to time, entered into new internet business by leveraging our large internet user base to generate additional revenue streams. For each new internet business we enter into, we may face competition from existing leading player in that business. Further the operating and marketing challenges into the new internet business may be different from those that we currently face. If we cannot successfully compete and met the challenges in the new internet business, we may not be able to recover costs incurred for developing and marketing new business and our accordingly our future results and growth prospects may be materially and adversely affected.
Our business could be disrupted if our investment in new products, services, technologies and new business strategy is not successful, our current plans for growth depend in part on the development broadband Internet and 3G networks in India
We have invested significantly in the development of new products, services, technologies and new business strategy and will continue to invest in the future too. Such investment may involve significant risks and uncertainties including but not limited to inadequate return on capital on our investments, distraction of management from current operations. On account of the inherently risk involved in such investment, we offer no assurance that such investment and strategy will be successful and will not adversely affect our reputation, financial condition and operating results.
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
In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, broadband penetration rates in India are very low compared to other developed countries. According to TRAI, India had an estimated broadband subscriber base of 12.12 million in May 2011. If the broadband and telecom industry in India fails to register significant growth as has been experienced by other developed countries, our growth may also be affected.
If we are unable to develop new services or enhance existing services in anticipation of our users’ needs, our users’ level of engagement with our services may decline and our business could suffer as a result.
Our success is dependent, in part, on our ability to anticipate customers’ needs in advance and develop new services or enhance the existing services to fulfill those needs, on a cost-effective and timely basis. On October 20, 2010, we officially launched Rediffmail NG Professional services which offers the users a bundle of features like multiple email IDs, POP3 access, bigger storage, anywhere web access and virus scan to help communicate better. On April 26, 2011, we officially launched Rediff Deal Ho Jaye service which offers local merchants and business owners options for reaching consumers beyond their traditional scope, building upon our e-commerce platform. The development and implementation of such services and any new services including enhancement of existing service entail significant technical and business risks. There can be no assurance that we will successfully implement new services or that any of our new products or services will be accepted by our users.
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
Our Strategy of acquiring business which complements our existing business may fail
As part of our growth strategy, we have made selective strategic acquisitions of businesses that complement our existing business. Such acquisitions may involve uncertainties and risks, including but not limited to, diversion of resources and management attention, costs and difficulties of integrating acquired business and managing a larger business, unforeseen liabilities and ongoing financial obligations.
If we fail to address such risks successfully, it may have a material adverse effect on our financial condition and growth prospects. Further such acquisition would require a significant amount of capital investment which would decrease the amount of cash available for working capital or capital expenditure. In addition, if we fund the acquisition through the use of our equity securities, we may dilute the value of our ADSs and the underlying ordinary shares.

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
The ongoing global slowdown, especially in India and the United States, could continue to negatively impact revenues from some of our key customer categories
We are dependent on the health of the Indian and the U.S. economies. A continued slowdown in the United States and Indian economies or an overall reduction in consumer and business spending could have a material adverse impact on our business and our prospects.
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
A significant portion of our Indian advertising revenues include revenues from consumer financial services and from other Internet companies, including those engaged in the business of jobs, travel, matrimonial, real estate and online shopping. Some of these companies are startups without proven long-term business models and are dependent on external funding for future growth. These companies have been adversely affected by the global economic slowdown and this has resulted in lower online advertising revenues in the past. While general economic conditions have recently improved, the robustness and pace of the global economic recovery remains uncertain and there is no assurance that these and other segments will recover from the impact of the recession, succeed in raising financial resources and increase online advertising spends.

Further, a future slowdown in the Indian and U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.
Our publication business in the United States and Canada faces competition and industry wide declines
Our publication business in the United States and Canada faces competition from not only Internet-based publications but also from other publications targeted at Indian-Americans and from television channels featuring Indian news and programming. In addition, competition to provide news and information regarding India or content that is of interest to Indian-Americans in these markets for paying subscribers for our India Abroad newspaper, which is subscription-based, is intense due to the presence of other paid newspapers such as News India Times, Indian Express and India West. Further, our publications also face competition from free newspapers and from electronic media, such as television channels dedicated to Indian news and programming and online publications and services. If our U.S. and Canadian publishing businesses are unable to successfully compete, our results of operation could be adversely affected.
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
We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability
We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2011, we had an accumulated deficit of approximately US$68.60 million. We incurred a net loss of US$6.57 million for the fiscal year ended March 31, 2011. We may in the future incur additional net losses and negative operating cash flows.

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
•	increased competition;

•	slowdown in the Indian and global economies

•	lower than expected revenues from one or more of our customers;

•	changes in prices for our product and service offerings;

•	increases in personnel, marketing and other operating expenses;

•	our ability to attract new users and to retain existing users at reasonable costs;

•	our ability to adequately maintain, upgrade and develop our website, our computer network and the systems that we use to process customer orders and payments;

•	the timing of our expansion plans in India and other geographic markets;

•	seasonality in retail sales;

•	technical difficulties, system or website downtime or Internet service disruptions; and

•	entry into new businesses or development of new products or services requiring substantial investments.
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
The loss of one or more significant advertisers could adversely affect our revenues
We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2011, our top ten advertisers in India accounted for approximately 31% of our India Online Advertising revenues. For the same period, for our US Publishing business, our top ten advertisers contributed approximately 22% of total US Publishing revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.
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

We depend on mobile operators to reach out to their customers
We have arrangements with most Indian mobile operators which allow the customers of such mobile operators to download ringtones, wallpapers and other products from our servers. These customers can also access information relating to news, business and other information from us by using short messaging services. Some operators permit us to selectively send SMS messages advertising our mobile products to a section of their customer base. In 2009, the Telecom Regulatory Authority of India (“TRAI”) framed rules to prevent unsolicited commercial communications to mobile phone users who sign up for a “Do Not Disturb” registry. Subsequently, recently TRAI has directed operators to get written consent from users for activating value-added services (VAS) such as call ring back tone and hello tunes on their mobile phones. These and any other regulatory actions may have a material adverse impact on our future mobile VAS revenues.
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
A small group of our existing shareholders control our Company and may have interests which conflict with those of our other shareholders or owners of our ADSs
As of March 31, 2011, our six largest shareholders beneficially owned an aggregate of approximately 58% of our Equity Shares.
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

Compliance with corporate governance and public disclosure requirements may increase our costs of compliance
Regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, Information Technology (Intermediaries Guidelines) Rules, 2011, Information Technology (Reasonable security practices and procedure and sensitive personal data or information) Rules, 2011 are resulting in additional costs for companies like ours. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance.
In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent assessment of the internal control over financial reporting.
In connection with this annual report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2011, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. Our efforts to comply with laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, if we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
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
Terrorist attacks and other acts of violence or war involving India, the United States, and other countries could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, results of operations and financial condition
Terrorist attacks, such as the ones that occurred in New York and Washington, D.C., on September 11, 2001, New Delhi on December 13, 2001, the Mumbai train bombings on July 11, 2006, the terror attacks in Mumbai on November 26, 2008 and July 13, 2011 as well as other acts of violence or war, including those involving India, the United States or other countries, may adversely affect Indian and worldwide financial markets. These acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Travel restrictions as a result of such attacks may have an adverse impact on our ability to operate effectively. Increased volatility in the financial markets can have an adverse impact on the economies of India and other countries, including economic recession.
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
Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for a renunciation in favor of a resident of India of rights to subscribe to equity shares pursuant to a rights offering or for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, unless the sale breaches the pricing guidelines laid down for this purpose by the RBI, which specify that where the equity shares of an Indian company are not listed on a stock exchange in India, the transfer of shares shall be at a price not less than the fair value to be determined by a SEBI registered Category —I Merchant Banker or a Chartered Accountant as per the discounted free cash flow method. The price per share arrived at should be certified by a SEBI registered Category-I-Merchant Banker/Chartered Accountant.
Our management has broad discretion in using the proceeds from our securities offerings and cash from operations and therefore investors will be relying on the judgment of our management to invest those funds effectively
Our management has broad discretion with respect to the use of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2011, we held approximately US$36.92 million as cash and cash equivalents and short term deposits with banks on which we are earning interest.
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
We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Equity Shares to adverse tax consequences
We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ended March 31, 2011. However, there is no guarantee that the Internal Revenue Service will agree with our determination. Moreover, it is uncertain whether we will be classified as a PFIC for any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. We currently maintain a significant amount of passive assets, including cash, which contributes significantly to the risk that we may be or become classified as a PFIC. If we do not spend substantial amounts of our liquid assets for business development purposes or if our market capitalization does not substantially increase, we may also be classified as a PFIC for one or more future taxable years. If we are or become classified as a PFIC, United States investors holding our ADSs or our Equity Shares may be subject to penalizing tax and interest charge rules on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.
Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares
The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2011, we had an aggregate of 14,615,800 Equity Shares outstanding. Of the outstanding Equity Shares, 8,907,200 ADSs, representing 4,453,600 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

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
We are a leading Internet destination in India, focusing on providing world-class online consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features including a social networking platform, photo/video and music sharing capabilities, local search, and mobile and online marketplace services. We have recently launched new offerings for the mass-Indian market, including our flagship mobile email service RediffMail NG and Deal Ho Jaye!, a group deals initiative providing localized deals for consumers.
We also publish two weekly newspapers, “India Abroad” and “India in New York”. These are targeted at the Indian-American community based in the United States and Canada:
In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and expenses, and we listed our ADSs on the NASDAQ Global Market (formerly the NASDAQ National Market). In November 2005, we issued 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on the NASDAQ Global Market under the ticker symbol REDF. Our ADSs are currently listed and traded on the NASDAQ Global Market. The net proceeds of our ADS offerings have been used by us, and in future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.
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
On November 26, 2010, we acquired Vubites India Private Limited (“Vubites”) for approximately US$0.30 million in cash and the assumption of a $2.7 million loan. Vubites helps small and local businesses advertise on national TV channels within their city to reach their target audiences.

Our Markets
We believe that in the long run the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms, a consequent increase in online advertising and fee based revenues and our ability to capture a sizeable share of the increase in revenues.
The growth of the user bases for Internet and mobile phones, in turn, is dependent on government policies which facilitate a competitive and financially healthy telecom industry and on Government of India policies that stimulate broadband internet investments by telecom companies. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones.
We expect that the growth of the internet in India will be driven by the growth of the broadband subscribers which stands at 12.12 million as of May 2011 (source: TRAI). The government has set a target of reaching 100 million broadband subscribers by 2014 (source: TRAI) and is planning to spend Rs 18000 crores (approximately US$ 4 Billion) over three years to lay a five lakh kilometer optic fibre cable to reach every village (source: Economic Times). In addition TRAI has also recommended a national broadband plan to roll out optical fiber connecting all the towns with population of 500 or above. On the other hand, the Indian mobile phone user base, which stood at 840 million as at May 31, 2011, continues to grow at a fast rate, witnessing a growth of 38% during the fiscal year ended March 2011 over the corresponding previous year (source: TRAI estimate)
The growth of our international business, particularly the US businesses, is dependent on our ability to launch new services that appeal to our worldwide user base and revenue growth from our weekly newspapers, India Abroad and India in New York.
Our overall revenues are also dependent on the health of the Indian and the U.S. economies. We witnessed growth in our revenues for fiscal 2011 as compared to 2010 on account of the recovery in the Indian markets, as well as an increase in our user base. A significant portion of our Indian advertising revenues includes revenues from sectors such as consumer financial services and from other Internet companies, jobs, travel, matrimonial, real estate and online shopping sectors. The advertising market has improved since the beginning of the global recession, though there continue to be periods of lower spending given renewed fears in the global economic environment, which could adversely impact our business near-term. Nevertheless, we are operating our business and making strategic investments with the long-term picture in mind.
Our Opportunity
Internet access and usage through PCs and mobile phones are still at an early stage in India. We believe our opportunities are driven by the following factors:
•	We are an early entrant in the Indian internet market and our brand is recognized and trusted by Indian Internet users;
•	We offer services based on contemporary technology, thus making them easy to use and accessible through both PCs and mobile phones.
•	We are one of the few Internet companies in India offering complete website services, such as e-mail, search, community, instant messaging, blogs, news, daily deals and online shopping;
•
Anticipated improvement in broadband access, online payment infrastructure, distribution and fulfillment facilities, and an increase in credit and debit card penetration rates and the development of alternative payment mechanisms for online purchases, such as cash on deliveries is expected to fuel the growth of e-commerce in India; and

•	Expected growth over time in internet access through PCs, mobile phones and other mobile device, further fueled by the recent issuance of 3G licenses in India.

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

•
Our Rediff Deal Ho Jaye! service, an advertising service for small and local advertisers was recently introduced in 40 Indian cities. Merchants now have the ability to take advantage of Rediff.com’s reach to generate business through new customers by offering special discounts and promotions on Rediff DealHoJaye!. The Deal Ho Jaye! offering enables consumers to discover new services and experiences in their city, such as restaurants, spas, hotels, healthcare, tattoos, hobby classes, adventure sports and other local attractions across 70 categories and at 30-60% discounts, helping them make the most of their quality time with their family and friends. Apart from the traditional online payment options, Rediff also enables users to pay by cash on delivery of coupons to their doorstep, through logistics partners. The primary objective of introducing this mode of payment is to make it easy for a large number of users without credit cards or net banking facilities to buy offers from Rediff Deal Ho Jaye!.

•
Community and social networking platforms which connect people through an online network. Our social networking initiatives are centered around “MyPage” for each user of our service. Other community products and platforms includeGet Ahead Q&A and Rediff Blogs. We believe our video, audio/music and photo-sharing platform, iShare, is a leader in its category. We are also a leading provider of free e-mail communication services which are provided in many Indian languages.

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

•
In addition to services for small and medium businesses such as webhosting, domain name registration on a subscription basis, Rediff has also launched the next generation Rediffmail NG on mobile service. With Rediffmail NG, India’s 840 million mobile phone users (source: TRAI report — May 2011) now have the advantage of being able to send and receive unlimited email, look up contacts and assign tasks to the calendar, and set reminders with the same ease from mobile devices as from their PC — and all at a low price of Rs. 50 per month. Rediffmail NG works across almost all mobile phone platforms including Symbian, Java, and Android, as well as on almost all mobile phones in the market (close to 200 models from over two dozen manufacturers), including all entry level phones which cost as little as Rs. 2000. Users of Rediffmail NG can maintain service upon switching phones which has become increasingly important with the introduction of new phone models on a continuous basis. Additionally, Rediffmail NG offers seamless service across a users phone and PC, providing instant and secure synchronization, and full-service features including multi-taking capabilities, administrative control, SMS and always-on e-mail service. The service offers small-sized business owners a cost-effective way to equip their employees with mobile communications and increase productivity.

•	Search services, including web search facilities as well as services to locate local information on domestic airfares, train fares, job listings, images and products.
•
Online shopping services, includes a platform for merchants in India to create online shops, for consumers to explore the wide product range on our site, conveniently place orders track their packages, and rate the merchants. We believe that not only do we offer the widest range of payment options to our consumers. We also have one of the largest delivery coverage of any online shopping sites in India. We have recently introduced the concept of social shopping that allows merchants to have their own “MyPage” to display products and interact with their customers. We are positioning ourselves to be a continued leader in the e-commerce and online shopping network in India.

•	New service in the United States, including our publications “India Abroad” and “India in New York”, as well as providing online services to the Asian Indian community.
India Online Business
Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 101 registered million users as of March 31, 2011(an increase of 11.5 million over last year), we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.
For the fiscal year ended March 31, 2011, the India Online business segment generated US$17.9 million of revenues, an increase of approximately 22% over the fiscal year ended March 31, 2010. The increase in the revenues was a result of our increased user base coupled with the recovery from the economic slowdown. We expect to generate new revenue streams in the future, through new service offerings, such as Rediff Mail NG, new television advertising platforms resulting from our recent acquisition of Vubites, and our daily deal offering, Deal Ho Jaye!.
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

Our unique user base has shown a better than market growth of 43% in January, February and March 2011 compared to same period last year, as measured by Comscore Media Metrix. In contrast the market grew by 13% for the same period.
We believe that a significant percentage of our online users are between the 18 to 34 years old age group. As such, we place emphasis on reaching younger users through more focused information and content relevant to this audience and target our marketing efforts to reach this demographic, as well as others, both in rural and urban regions across in India.
Our primary information and content channels are broadly classified into news content and interest specific subjects. News content includes Current affairs, Business and Finance, Movies, Sports. We provide our users with up-to-date news of interest to Indians, including feature stories, interviews and online chats with leading Indian personalities in public life as well as sports and entertainment, breaking news and in-depth coverage of significant events. We use our in-house staff to generate this content as well as freelancers and news feeds from wire services and other online and offline media houses. This content can be in text, audio and video format and we offer our users tools to search this content, opt to get news items by email or on their mobile phones as well as share the content with other users in their network by adding it to their page (“MyPage”).
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
•
Rediffmail, our flagship e-mail service, is provided free of charge to our users. In fiscal 2009 we enabled integration of feeds from social networking sites Orkut, Facebook and Linkedin into the Rediffmail inbox, facilitating users to get updates of their friends’ activities through Rediffmail. We have now made our interface more user friendly by providing easy navigation tools to quickly perform actions like reading unread mails, composing a new mail, deleting mails, accessing the calendar and contacts. The service is also accessible on mobile device and works seamlessly on most mobile phones.

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

•
For the small and medium enterprises, we have introduced Rediffmail NG. It enables small and medium enterprises to have complete administrative control over the subscribed email service and offer the same to their employees. The service is offered at significantly lower price compared to other competing services and works across almost all mobile phone platforms including Symbian, Java, and Android, as well as on almost all mobile phones in the market.

Local TV Advertising
Vubites enables local businesses to advertise on national TV channels within their city. Vubites works with TV broadcasters and cable MSOs across the top cities of India, enhancing their revenues and creating sustainable value by making advertising on TV affordable. Vubites offers web-based tools that small merchants can use to create low cost TV ads in mpeg 2 format, which, play on television directly, an online media planning tool where the advertisers can create their media plan without any assistance and a technology to insert TV ads at the city level.
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
Social Networking
Our video, audio/music and photo sharing platform, Rediff iShare, continues to gain in popularity since its launch. Rediff iShare videos and music files are now available for viewing on iPhones and other mobile devices. Video files are now served on both MP4 and flash video formats.
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

•	E-mail. Rediffmail subscribers can receive, read and reply to e-mails by SMS. Users are charged a fee for each outgoing SMS which contains the e-mail.
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

Local deals services
Rediff Deal Ho Jaye!, a local deals service, enables advertisers to reach consumers in 40 cities by offering special discounts and promotions. On the other hand, consumers can discover new services and experiences in their city, such as restaurants, spas, hotels, healthcare, tattoos, hobby classes, adventure sports and other local attractions across 70 categories and at 30-60% discounts.
Our Revenue Sources
India Online business primarily includes revenues from advertising and fee-based services. Online advertising includes revenues from advertisements and sponsorships from customers. Fee based services include revenues from online shopping, subscription services and mobile value added services.
Advertising
Advertising includes revenues from banner advertising, performance based advertising, e-mail and text link campaigns and sponsorships of events. Our advertisers enter into agreements pursuant to which they either pay a fixed fee per thousand banner impressions for a given time-period, usually ranging from a few weeks to one year, or a variable fee depending upon the number of clicks or leads provided to them through our website.
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
We had over 500 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2011. Our top ten advertisers accounted for approximately 31% of our India advertising revenues for the fiscal year ended March 31, 2011. A partial list of our advertising clients includes Sharekhan.com, Naukri.com, Edelweiss, Microsoft Corporation, Dr Batra’s Positive Health Clinic, MakeMyTrip, Citibank and Tata AIG.
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
In 2010, we re-architected our site in line with the Model-View-Controller philosophy which is a tiered architecture that separates “data from access” and “access from presentation”. In addition, we have developed a common data model across our products and services which now enable us to centrally manage user profiles and content. We have recently commenced sponsorship of “Hypertable”, an open source project to create a high performance data storage system designed to support applications requiring very high scalability and reliability. The data in the memory is managed using “Membase”, an open source project for managing the data in the memory. We have also adopted a RESTful architecture across all our services to make them intuitive for users and simple for developers. Finally, we have deployed a service which uses high computing, message queues and map reduce based computations on Amazon Web Services.
Our services are now accessible with equal ease over both PC and Mobile Phone. We have also built an intelligence to detect browser capabilities to serve pages with appropriate layouts and supported features. The real time log capturing and analysing system internally developed gives an online capability to mine the information. We have improved upon our Search technology and have introduced social and collective intelligence features across all our services.
Advertising
Our sales and marketing professionals are responsible for seeking advertisers and shopping merchants, planning and creating advertisement campaigns, as well as obtaining and analyzing customer feedback. Sales team members are based in Mumbai, New Delhi, Bangalore, Chennai, Hyderabad and New York. The sales team coordinates regularly regarding advertising across all of our businesses. Our sales team includes designers, copywriters, programmers and campaign managers.
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
We have entered into agreements with Axis Bank, Citibank N.A., Federal Bank and ICICI Bank Limited to automate Visa and MasterCard credit card payments through our website.
We also have arrangements with a number of major banks in India to facilitate online money transfers.
United States Publishing Business
Our United States publishing business primarily consists of the Rediff India Abroad website, which is targeted at the Indian-American community in North America, our India Abroad newspaper and our India in New York newspaper. For the fiscal year ended March 31, 2011, the United States publishing business generated US$3.9 million of revenues, a decrease of approximately 7% compared to US Publishing revenues during the fiscal year ended March 31, 2010. This decline is attributable to the recession in the US economy that continues to impact advertising budgets of companies as well as the overall decline of the US newspaper publishing industry.
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
India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also place classified advertisements through this website. Recently, we launched the e-edition of this publication. Subscribers can get a copy emailed to them for their convenience
India in New York
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
We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet Service Providers (“ISPs”). Our current and anticipated competitors include Google, Yahoo, Facebook, Microsoft, AOL, Ebay, Snapdeal as well as a host of other international and Indian companies. As we embark on new initiatives in the mobile arena and with group deal services, we anticipate the competitive landscape will increase and competition will intensify. This is why we continue to make strategic investments in our business and in our marketing efforts to reach a wider demographic.
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
We have registered our trademarks for “Rediff”, “Rediff on the Net and Design (Square)” and “Rediff.com” under various classes with the United States Patents and Trademarks Office. We have received registration for our trademarks “Rediff”, “Rediff.com”, “Rediffmail”, “Rediffmail Mobile”, “Rediff Bol”,”Rediffmail NG Mobile”, “Rediff iShare” and “RediffDeal Ho Jaye” in India. We have also received copyright registration for our artwork titled “How Hot Is This Stock” in India.

Facilities
India
Our corporate headquarters are located in Mumbai, India, where we lease approximately 22,700 square feet, located in two buildings. In one facility we lease approximately 10,800 square feet and in the other, we lease a total of approximately 11,900 square feet under three separate lease agreements. The lease for our 10,800 square feet facility expires on January 20, 2014. The lease for our 3,000 square feet facility expires on September 30, 2012 and the lease for our 3,000 square feet adjoining offices expires on September 30, 2011. The other lease for our 5,900 square feet facility started from May 1, 2011 and will expire by April 30, 2014.
We lease office space for our branch offices in India. This includes an area of approximately 3,165 square feet of office space in New Delhi which will expire on November 30, 2012. During the fiscal year 2011, we expanded facility in Bangalore to approximately 5,200 feet, under a lease which began in January 2011 and will expire on January 31, 2014.
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

Actions Relating to Trademark Infringement
In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against Sandeep Goyal and us alleging that the depiction of images on the online game known as Indian Fantasy League started by Sandeep Goyal has been violative of the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com; (c) to render the accounts of all profits earned by the said website and damages to the tune of Rs.1.0 million (approximately US$20,000). We have filed our response to BCCI Complaint, and among the defenses we have raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based email solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions we impose on our subscribers which provides that the subscriber shall be solely responsible for producing, electronically uploading and maintaining his website and such subscriber shall ensure that all upload material shall be owned and/or properly licensed by the Subscriber and shall not adversely affect any rights of any third party. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.
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
Actions Relating to Patent Infringement
In March, 2009 a complaint was been filed against Rediff.com and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of Mobile phones with plurality of SIM cards sold through Rediff Shopping website. S. Ramkumar is seeking permanent injunction restraining the defendants, including us, from infringing upon his patent with respect to the Mobile phones with plurality of SIM cards allocated to different communication networks, by manufacturing, marketing, selling and distributing mobile phones having simultaneous use of more than one SIM thereby infringing his products and patented process. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$20,000). We have already filed our response to the Courts, based on the following defenses: (a) it is the vendors, and not Rediff.com, that sells shopping products on the Rediff website and that we have not infringed on any of Ramkumar’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors are required to comply with the terms and conditions we impose on vendors using Rediff Shopping, which include providing us with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. The case is likely to be taken up for arguments sometime in the future. Though Rediff has arrayed as a defendant, the S. Ramkumar’s main grievance is only against the other defendants who are manufacturing, selling and distributing multiple SIM cards in alleged violation of the patent in favor of the S. Ramkumar. However, given the nature of the suit and pleadings there would not be any substantial monetary claim on the Company. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.
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
In November 2010, we acquired 100% equity stake in Vubites India Private Limited. Vubites is an Indian incorporated entity which offers affordable local TV advertising in India.

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
Overview
We are a leading Internet destination focusing on providing world-class online consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail and instant messaging, news and information channels, community features including music, photo and video sharing platforms, sophisticated search engines, and mobile and online marketplace services including mobile-based email and daily deal offerings. With 101.2 million online registered users worldwide as at March 31, 2011, we believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.
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
We have incurred significant net losses and negative cash flows since our inception in January 1996. We incurred a net loss of US$6.6 million for the fiscal year ended March 31, 2011, and as of the same date, we had an accumulated deficit of US$68.6 million, compare to a net loss of US$8.0 million and an accumulated deficit of US$62.0 million for the fiscal year ended March 31, 2010, respectively. We are focused on generating additional revenues, while controlling our expenses, to return to profitability and to reduce our accumulated deficit.
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
Our reportable business segments are:
•
India Online business, which primarily includes revenues from advertising and fee-based services. Advertising includes revenues largely from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

•	US Publishing business, which primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers India Abroad and India in New York.

Critical accounting policies and the use of estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent liabilities. On an on-going basis, we evaluate our estimates, including but not limited to allowances for doubtful accounts, valuation of investments, income taxes, contingencies, useful life of intangible assets, goodwill impairment, deferred tax assets, employee benefits and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
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
Current Trends and Business Outlook
We believe that in the long run the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet and mobile phone user bases, the evolution of adequate payment mechanisms, a consequent increase in advertising and fee based revenues and our ability to capture a sizeable share of such increase in revenues. We continue to make strategic investments to improve our technology platform and website functionality, to launch new Internet and mobile-based services and are focused on growing our subscriber base within the India and the Indian communities worldwide.
The growth of our international business, particularly the US businesses, is dependent on our ability to launch new services that appeal to our worldwide user base and revenue growth from our weekly newspapers, India Abroad and India in New York.
Our overall revenues are also dependent on the health of the Indian and the U.S. economies, in particular. Our revenues in fiscal 2011 grew by 16% on account of the increase in our total user base as well as the recovery in the Indian online advertising market. For example, in India, we have seen advertisers in the Finance, Insurance, IT products, and electronics categories, among others, resume and increase investments in advertising over the past fiscal year. It is difficult to predict when our U.S. businesses will start showing recovery and we continue to take aggressive steps to control costs and look for new revenue generating business opportunities.
Over the past several years, we took a number of steps to improve the customer experience on our web site including the removal of ads from our homepage and the reduction of intrusive and non-contextual ads on other pages. Though this impacted our revenues for certain part of fiscal 2010, we are beginning to see the positive impact of these changes reflected in the growth of our unique users.
In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment. In fiscal 2011, we launched new mobile service offerings and a daily deal platform, Deal Ho Jaye which we expect will broaden our reach in the India market and provide us with new and attractive service offerings that may lead to higher unique users and extend the Rediff brand in the mass Indian market. To this end, we also expect to continue to invest in marketing initiatives to increase the awareness of our brand to both users and advertisers. Similar to fiscal 2010 and 2011, we expect to continue our expenditure and investment towards product development and brand building.
Actual results may differ materially from those suggested by our forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to the impact on our business of a continued economic slowdown or a downturn in the sectors in which our clients operate, our ability to successfully implement our strategy, acceptance of new products and services, the development of broadband Internet and 3G networks in India, our ability to successfully integrate the business we have acquired with our business, demand for our online and offline service offerings, changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated. For further discussion on forward-looking statements, see the discussion under the “Forward-Looking Statements” section of this annual report.

Acquisition of Vubites India Private Limited
On November 26, 2010, the Company acquired all of the equity interests in Vubites India Private Limited (“Vubites”). Vubites was formed and owned by a promoter who is also a principle shareholder and Chairman and Managing Director of the Company. This acquisition gave an opportunity for revenue growth by providing affordable local advertising on the television media to small businesses to reach their target audiences within the same city.
Details of the aquisition including the purchase consideration and the identifiable assets acquired and liabilities assumed have been disclosed in note 6 to the accompanying consolidated financial statements.
Vubites offers:
•	web-based tools that small merchants can use to create low cost TV ads in mpeg 2 format, which, play on television directly,
•	an online media planning tool where the advertisers can create their media plan without any assistance and
•	a technology to insert TV ads at the city level.
Vubites enables local businesses to advertise on national TV channels within their city. Vubites works with TV broadcasters and cable MSOs across the top cities of India, enhancing their revenues and creating sustainable value by making advertising on TV affordable.
We currently offer two channels and operators in 2 cities i.e. Mumbai and Pune and in the process of rollout for the remaining 4 cities.
Operating Results
Results of our reportable business segments were as follows (amount in US$ million):

	2009			2010			2011
	India	US		India	US		India	US
	Online	Publishing		Online	Publishing		Online	Publishing
	Business	Business	Total	Business	Business	Total	Business	Business	Total
Revenues from external customers:
Advertising	14.0	5.3	19.3	10.6	3.8	14.4	13.8	3.6	17.4
Fee based services	5.7	0.4	6.1	4.1	0.3	4.4	4.1	0.3	4.4

Total revenues	19.7	5.7	25.4	14.7	4.1	18.8	17.9	3.9	21.8

Cost of revenues	7.5	2.9	10.4	7.6	2.5	10.1	8.3	2.5	10.8

Segment Results	12.2	2.8	15.0	7.1	1.6	8.7	9.6	1.4	11.0

The comparative analysis presented below relates to our operations.
Fiscal Year Ended March 31, 2011 compared to Fiscal Year Ended March 31, 2010
Revenues
Total revenues for the fiscal year ended March 31, 2011 increased by 16% to US$21.8 million from US$18.8 million for the fiscal year ended March 31, 2010.
India Online business
We recognized US$17.9 million in revenues from our India Online business for the fiscal year ended March 31, 2011, as compared to US$14.7 million for the fiscal year ended March 31, 2010, representing an increase of US$3.2 million, or 22%, over the previous fiscal year. The increase in revenues was a result of new service offerings, growth in our user base, coupled with the ongoing recovery in India online advertising market.
U.S. Publishing business
We recognized US$3.9 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2011, as compared to US$4.1 million for the fiscal year ended March 31, 2010, representing a decrease of US$0.2 million, or 7%, over the previous fiscal year.
The decrease in revenues was primarily due to a decrease of US$0.2 million or 7%, over the previous fiscal year in print revenues from our weekly newspapers “India Abroad” and “India in New York”. We believe this was a direct result of the continued slowdown in the U.S. economy as part of the global financial crisis.
Cost of revenues
In the fiscal year ended March 31, 2011, cost of revenues was US$10.8 million, or 50% of total revenues, compared to US$10.1 million or 54% of total revenues in the previous fiscal year.
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
In the fiscal year ended March 31, 2011, cost of revenues for the India online business was US$8.3 million (46% of revenue) as compared to US$7.6 million (52% of revenue) for the fiscal year ended March 31, 2010. This represents an increase of US$0.7 million, or 8% over the previous fiscal year. This increase was primarily related to higher internet communication costs and payroll costs.
We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2012, as compared to the fiscal year ended March 31, 2011, as we expect to incur additional costs to continue to grow our business.
US Publishing business
Cost of revenues for the U.S. Publishing business includes printing and circulation costs (including the payroll cost) for the “India Abroad” and “India in New York” newspapers.

In the fiscal years ended March 31, 2011 and 2010 cost of revenues for the U.S. Publishing business remained at US$2.5 million (65% of revenue for fiscal year ended March 31,2011 as compared to 59% of revenue for the fiscal year ended March 31, 2010).
Segment results
Analysis of the results presented below is based on the segment results as assessed by the Company’s chief operating decision maker and has been determined as revenues less cost of revenues before operating expenses.
India Online business
As a result of the increase in revenues and the increase in cost of revenues described in the preceding paragraphs, segment profit of the India Online business increased by 37% to US$9.6 million for the fiscal year ended March 31, 2011, as compared to US$7.1 million for the fiscal year ended March 31, 2010.
U.S. Publishing business
Segment profit of the U.S. publishing business decreased by 20% to US$1.4 million for the fiscal year ended March 31, 2011, as compared to US$1.6 million for the fiscal year ended March 31, 2010, mainly on account of the reduction in revenues.
Sales and marketing expenses
Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses, and market research costs. For the fiscal year ended March 31, 2011, sales and marketing expenses were US$5.4 million, compared to US$7.1 million for the fiscal year ended March 31, 2010, representing a decrease of US$1.7 million, or 25%, over the previous fiscal year. This decrease is mainly attributable to lower marketing spending.
We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2012, as compared to the fiscal year ended March 31, 2011, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel. All of these investments are being made to position the Company for expected growth, in terms of revenues and subscribers in the coming years given the increased investments by Government and many global corporations in India’s telecommunications infrastructure.
Product development expenses
Product development costs primarily include software development expenses, compensation to product development personnel and stock-based compensation cost. Third-party technology and development expense, and other operating costs are also included in product development. For the fiscal year ended March 31, 2011, product development expenses were US$3.8 million, compared to US$2.7 million for the fiscal year ended March 31, 2010, representing a decrease of US$1.1 million, or 44%, over the previous fiscal year. The increase is mainly on account of higher payroll costs and other product development expenses in line with our new product and service initiatives.
We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

Depreciation and amortization expenses
For the fiscal year ended March 31, 2011, depreciation and amortization expense was US$3.8 million compared to US$5.0 million for the fiscal year ended March 31, 2010, representing a decrease of US$1.2 million, or 24%. This decline is primarily due to a lower base of depreciable assets.
General and administrative expenses
General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, stock-based compensation cost and sundry administrative costs. For the fiscal year ended March 31, 2011, general and administrative expenses were US$6.6 million, compared to US$5.5 million for the fiscal year ended March 31, 2010, representing a increase of US$1.1 million, or 19%. The increase was primarily attributed to reversal of allowance for doubtful accounts in fiscal 2010 on account of collection of debts and increases in office establishment expenses and other administrative expenses.
Long-lived assets impairment
In the fiscal year ended March 31, 2011 and 2010, we abandoned certain projects due to changes in the technological environment and recorded an impairment charge of US$0.1 million in each of those years.
Foreign exchange gain or (loss)
In the fiscal year ended March 31, 2011, we recorded insignificant foreign exchange loss as compared to a foreign exchange gain of US$0.2 million in the previous fiscal year, arising from the conversion of U.S. dollar amounts held by us into our functional currency for financial reporting purposes (i.e., the Indian Rupee).
Other income (expenses), net
Other income (expenses), net, primarily comprises of interest income, and an investment impairment charge. During the fiscal year ended March 31, 2011, net other income were U.S. $2.9 million, as compared to net other income of US$4.0 million for the fiscal year ended March 31, 2010, representing a decrease of US$1.1 million.
Interest income
Interest income for the fiscal year ended March 31, 2011 was US$3.4 million, compared to US$4.0 million for the fiscal year ended March 31, 2010, representing a decrease of US$0.6 million, or 16%. The decrease in interest income was primarily due to a reduction in cash and cash equivalents.
Investment impairment
During the fiscal year ended March 31, 2011, the Company impaired an investment of US$0.5 million after concluding that such investment was other than temporarily impaired as compared to US$0.1 million for the fiscal year ended March 31, 2010.
Equity in net earnings of affiliate
During the fiscal year ended March 31, 2011, we recorded a loss of US$0.8 million as our share of loss of investee companies as compared to a loss of US$0.4 million in the previous fiscal year under the equity method of accounting.

Net income
As a result of the foregoing, our net loss for the fiscal year ended March 31, 2011 was US$6.6 million, as compared to a net loss of US$8.0 million for the fiscal year ended March 31, 2010.
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
The decrease in revenues was primarily due to a decrease of US$0.6 million or 25%, over the previous fiscal year in advertising revenues from our Rediff India Abroad website and a decrease of US$1.0 million or 34%, over previous fiscal year in print revenues from our weekly newspapers “India Abroad” and “India in New York” as a result of a slowdown in the US economy as part of the global financial crisis as well as the overall decline of the US news paper publishing industry.
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
Goodwill impairment
During the previous year ended March 31, 2009, we tested the goodwill of the US Publishing Business for impairment and concluded that goodwill was impaired and accordingly recorded a goodwill impairment charge of US$5.3 million whereas in the fiscal year ended March31, 2010, there was no such impairment.
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
As of March 31, 2011, we had cash and cash equivalents of $36.9 million as compared to $44.7 million as at March 31, 2010. We believe that our working capital is sufficient for our present requirements.
For the fiscal years ended March 31, 2009, 2010 and 2011, we incurred net losses of US$11.3 million, US$8.0 million and US$6.6 million respectively. We anticipate that we may in the future incur net losses and negative cash flows from operations, which would require us to continue to use the proceeds from the sale of our equity securities and ADSs to fund our operations and capital expenditures.
As of March 31, 2011, our accounts receivable balance was US$7.2 million compared to US$5.8 million as of March 31, 2010, net of allowances of US$4.0 million and US$4.1 million as of March 31, 2011 and 2010, respectively. There was an increase of US$1.4 million primarily due to increase in our revenues. During the fiscal years ended March 31, 2009, we had write-offs or provided allowances of US$1.2 million, for delinquent trade receivables. During the fiscal year ended March 31, 2010 and 2011 we have written back the allowance for doubtful accounts of US$0.3 million and US$0.1 million, respectively, on account of improved collections.
Cash Flows

	For the Fiscal Year Ended March 31,
	2009	2010	2011
	US$	US$	US$

Net cash generated from operating activities	4,940,766	982,659	495,637
Net cash used in investing activities	(6,899,815)	(3,883,854)	(7,278,620)
Net cash used in financing activities	—	(3,106,447)	(1,320,158)
Effect of exchange rate changes on cash	(11,552,468)	5,176,783	334,952
Net decrease in cash and cash equivalents	(1,959,049)	(6,007,642)	(8,103,141)
Fiscal Year Ended March 31, 2011
We generated net cash from operations of US$0.5 million after adjusting non-cash items and changes in working capital with a net loss of US$6.6 million, during the fiscal year ended March 31, 2011. Non-cash items comprising impairments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs totaled US$5.6 million. For the fiscal year ended March 31, 2011 our working capital decreased by US$1.5 million.
Net cash used in investing activities during the fiscal year ended March 31, 2011 was US$7.3 million, consisting of purchases of servers and other capital equipment aggregating to US$4.0 million in connection with the expansion of our network and data storage facility, purchase of promissory notes of US$0.3 million and acquired all of the equity interest in Vubites India Private Limited for US$0.3 million and repaid the assumed principal shareholder’s loan aggregating to US$2.7 million.

Net cash used in financing activities during the fiscal year ended March 31, 2011 was US$1.3 million. We repurchased our own equity shares for US$1.3 million through our ESOP trust which was formed during the fiscal year 2010.
As of March 31, 2011, we had aggregate commitments for capital expenditures of approximately US$109,017.
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

Contractual Obligations
Our contractual obligations relate to operating leases and capital commitments, payments for which are to be made as per the table below:

		Capital
Year ended March 31,	Operating leases	commitments
	US$	US$
2012	626,117	109,017
2013	346,649	—
2014	211,450	—
2015	217,794	—
2016	224,328	—
and there after	509,800	—

Total payments	2,136,138	109,017

Capital Expenditures
Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites. In the fiscal years ended 2011, 2010 and 2009, we had capital expenditures of US$4.0 million, US$1.8 million and US$5.3 million, respectively.
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
The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in statement of operations is as follows:

	2009	2010	2011
	US$	US$	US$
Loss before income taxes and equity in net earnings of affiliates	(11,084,921)	(7,575,383)	(5,769,028)
Indian statutory income tax rate	33.99%	33.99%	33.218%
Expected income tax expense (benefit)	(3,767,765)	(2,574,873)	(1,916,356)
Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense:
Employee stock-based compensation	395,857	283,210	185,741
Goodwill impairment	1,806,229	—	—
Change in valuation allowance	1,545,471	2,401,938	1,544,729
Tax in foreign jurisdictions	1,010	(149,127)	(26,208)
Others	59,198	68,852	229,373

Income tax expense	40,000	30,000	17,279

Our net operating loss carry forwards aggregating approximately US$1,796,846 as of March 31, 2011 will expire between April 1, 2012 and March 31, 2018
As of March 31, 2011, our U.S. subsidiary ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$2,965,000, which expire in years 2021 through 2026.
As of March 31, 2011, our U.S. subsidiary Rediff Holdings has net operating loss carry forwards of approximately US$4,400,000, for federal income tax purposes, which expire in years 2020 through 2029.
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
The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2011:

As of March 31, 2011
(in US$ thousands)
Accounts payable in U.S. dollars	1,623
Accounts receivable in U.S. dollars, net of allowance	709
Cash balances held in U.S. dollars	295
Net foreign currency exchange exposure	619

We do not currently try to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollar by one Rupee, the net foreign currency exchange loss as of March 31, 2011 would be approximately US$14,000.
Interest Rate Risk
We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2011. These interest rates are linked to the interest rates prevailing in India and the United States. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 1% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$350,000.
Off-balance Sheet Arrangements
As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.
New Accounting Pronouncements
In June 2011, the FASB issued ASU 2011-05 and revised the manner in which entities present comprehensive income in their financial statements. This revision removes the current option in ASC 220, Comprehensive Income, to report components of comprehensive income either in (1) a continuous statement of net income and other comprehensive income or (2) in two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. The revision is effective for fiscal years and interim periods beginning after December 15, 2011.
In May 2011, the FASB issued ASU 2011-04 and revised the accounting and disclosure requirements in ASC 820, Fair Value Measurements and Disclosures. The revision limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The Company does not anticipate material impact on the financial statements upon adoption of this revision. The guidance is effective for fiscal years and interim periods beginning after December 15, 2011.
In December 2010, the FASB issued ASU 2010-28 and revised ASC 350, Intangibles—Goodwill and Other to require performing the second step of the goodwill impairment test if the carrying amount of the reporting unit is zero or negative and if qualitative factors indicate that existence of a goodwill impairment is more likely than not. Adoption of the new guidance will not have a material impact on the financial statements. It is effective on or after the beginning of the first annual reporting period beginning after December 15, 2010.
In December 2010, the FASB issued ASU 2010-29 to amend ASC 805, Business Combinations to require an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. It is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning after December 15, 2010.

In January 2010, the FASB issued ASU 2010-06 and revised the disclosure requirements in ASC 820, Fair Value Measurements and Disclosures. The revision requires the disclosure of roll forward activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The adoption of this revision will not have a material impact on the financial statements. The guidance is effective for fiscal years and interim periods beginning after December 15, 2010.
In October, 2009, the FASB issued ASU 2009-13 on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the revision, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The revision includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. Adoption of the new guidance will not have a material impact on the financial statements. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.
In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this revision will not have a material impact on the financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

MANAGEMENT
The following table sets forth, as of June 30, 2011, the name, age and position of each of our directors and executive officers.

Name	Age	Position
Ajit Balakrishnan(1)(2)	63	Chairman and Managing Director
Jayesh Sanghrajka	37	Vice President Finance
Diwan Arun Nanda(1)(2)	68	Director
Sunil N. Phatarphekar(1)(2)(3)	47	Director
Ashok Narasimhan(1)	63	Director
Sridar Iyengar(1)(3)	64	Director
Rashesh C. Shah(1) (3)	47	Director

(1)	Member of the Board of Directors

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee
Ajit Balakrishnan is the founder, Chairman and Managing Director of the Company. He is also a director of Rediffusion Holdings Private Limited, Rediffusion Dentsu Young & Rubicam Private Limited, Quintrol Technologies Private Limited, Rediff Holdings Inc USA, India Abroad Publications, Inc., India In New York, Inc., India Abroad Publications (Canada) Inc., Rediff.com Inc USA and Value Communications Corporation. Mr. Balakrishnan is also Chairman of the Board of Governors of The Indian Institute of Management Calcutta and Chairman of the Working Group of Internet Governance set up by the Government of India. Mr. Balakrishnan holds a Bachelors degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Kolkata. At our Annual General Meeting held on September 24, 2008, our shareholders re-appointed Mr. Balakrishnan for a five year term as Managing Director with effect from August 23, 2008.
Jayesh Sanghrajka joined us in July 2009 as our vice president finance. He is a member of Institute of Chartered Accountants and Institute of Cost and Works Accountants (ICWA). He has over fifteen years of experience in finance, business and strategic roles. Prior to joining Rediff, he has worked with companies like, Infosys, KPMG and Tishman Speyer.
Diwan Arun Nanda has been a director of the Company since its incorporation in 1996. Mr. Nanda is also a director of Rediffusion Holdings Private Limited, Arion Horse Company Private Limited, Rediffusion Dentsu, Young & Rubicam Private Ltd., Wunderman India Private Limited, Rediffusion Dentsu, Young & Rubicam Pvt. Ltd. Sri Lanka, Everest Brand Solutions Pvt. Ltd., Clariant Chemicals (India) Limited, Eveready Industries (India) Ltd, Kingfisher Airlines Limited, Mastek Limited and Oriental Hotels Ltd. Mr. Nanda holds a Bachelor’s Degree in Commerce from Loyola College, Chennai University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.
Sunil N. Phatarphekar is an Attorney and has been a director of the Company since 1998. Mr. Phatarphekar is proprietor of SNP Legal (Advocates), a Mumbai law firm. Prior to that, he was a partner of Doijode, Phatarphekar & Associates. After obtaining his Bachelor’s Degree in Commerce from Jai Hind College, Bombay University, and a Bachelor’s Degree in Law from Government Law College, Bombay University, he joined Crawford Bayley & Company. Thereafter, he was a partner at two Mumbai law firms, Mahimtura & Co. and Shah Desai Doijode & Phatarphekar. Mr. Phatarphekar is also a director of several other Indian companies.
Ashok Narasimhan has been a director of the Company since 2002. He is currently Chairman and CEO of Runa Inc. He is a limited partner, advisor, and board member for a number of U.S. venture capital funds. He is also a director on the board of Tarang Software Technologies Pvt. Limited and Genie Technologies India Pvt. Limited, Atma Investments and Resources Pvt. Limited. Earlier, he was Chairman and Co-Founder of July Systems Inc and prior to that, he was founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the Board of Infospace. Prior to that, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. Earlier, he was the founding President of Wipro’s IT organizations. He holds a Bachelor’s Degree in Physics from Madras University and a Post-Graduate Diploma in Management from the Indian Institute of Management, Kolkata.

Sridar A. Iyengar has been a director of the Company since September 2004. He heads the India Advisory Group for Bessemer Venture Partners and serves on the Board of Infosys Technologies Limited, a NASDAQ-listed company, ICICI Bank Ltd, a NYSE-listed company and other companies in India and the United States. He also advises many early-stage companies in the United States and India. He is also a member of the boards of the American India Foundation Inc. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG’s Emerging Business Practice. He worked as a partner in all three of KPMG’s regions — Europe, America and Asia Pacific — as well as in all four of KPMG’s functional disciplines — assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that, he headed up the International Services practice on the west coast of the United States. On his return from India in 2000 he was asked to lead a major effort of KPMG focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, holds a Bachelor’s Degree in Commerce (Honors) from the University of Calcutta.
Rashesh Shah has been a director of the Company since 2006. Rashesh Shah, Chairman and CEO of the Edelweiss Group has over 20 years of experience in financial services in India. Prior to founding Edelweiss, he worked with ICICI, then India’s premier industrial development bank and today its largest private sector bank. He has served on the boards of various companies. He has also served on the Executive Committee of the National Stock Exchange and is serving the third term as the Chairman of the Capital Market Committee of FICCI. Recently he was invited to Chair the National Council on Capital Markets formed by ASSOCHAM. He is also been nominated on the Executive Committee a proposed U.S.-India Investors’ Forum. His academic qualifications include an MBA from Indian Institute of Management, Ahmedabad, a Diploma in International Trade from the Indian Institute of Foreign Trade, New Delhi and a Bachelors degree in Science from the University of Mumbai.
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

•
The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation. Diwan Arun Nanda and Sunil Phatarphekar retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 14, 2010. Sridar Iyengar and Ashok Narasimhan will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled to be held on or before September 30, 2011.

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
Audit Committee Financial Expert
Mr. Sridar A. Iyengar has been designated the independent audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes Oxley Act of 2002. Prior to his appointment as a member of our Board of Directors, Mr. Iyengar was a partner at KPMG, retiring in March 2002 as Partner-in-Charge of KPMG’s Emerging Business Practice.
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
(ii) Rule 5605(b)(1) — Independent Directors
In lieu of the requirements of Rule 5605(b)(1), we follow the Companies Act, which does not require that a majority of the Board of Directors of Indian companies be comprised of independent directors. Nevertheless, as of the date of this annual report, our Board has determined that three out of its six members are independent.
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
Employees
As of March 31, 2011, we had 335 employees and full-time consultants. Of such employees, 79 are in our shopping, sales and marketing teams, 97 are creative and editorial, 119 are dedicated to technology and product development, 7 are dedicated to production and circulation and 33 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by main category of activity:

	As at March 31,
Department	2009	2010	2011
Technology and Product Development	112	106	119
Sales and Marketing	92	88	79
Editorial	64	67	80
General & Administration	30	32	33
Creative	18	16	17
Production & Circulation	7	7	7

Total	323	316	335

Compensation
Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2011, we did not pay any attendance fees to our directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors of our US subsidiaries receive compensation for their service on the boards of these subsidiaries.

The following table sets forth details regarding compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2011;

Name	Salary and other compensation (US$)

Ajit Balakrishnan	200,000	(1)
Jayesh Sanghrajka	101,380	(2)
Sridar A. Iyengar	25,000	(1)
Sunil Phatarphekar	20,000	(1)

(1)
Each of Mr. Balakrishnan, Mr. Iyengar and Mr. Phatarphekar receive a salary and/or other compensation from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited.

(2)
Jayesh Sanghrajka has been granted 10,000 options (equivalent to 5,000 equity shares) under ADR linked Employee Stock option Plan 2006 at exercise price of $2.95. The Plan will expire in September 2019.

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
2004 Stock Option Plan
In June 2004, our Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provides for the grant of stock options to our employees. All options under the 2004 plan are exercisable for our ADSs. Unless terminated sooner, the 2004 plan will terminate automatically in January 2014. A total of 358,000 Equity Shares are currently reserved for issuance pursuant to the 2004 plan. During the fiscal year ended March 31, 2006, we granted warrants equivalent to the right to purchase 5,100 Equity Shares at a weighted average exercise price of Rs.655 (US$14.73) per share. During the same period, warrants equivalent to 51,910 Equity Shares were exercised and warrants equivalent to 47,125 Equity Shares were forfeited. During the fiscal year ended March 31, 2007, we granted 92,500 options equivalent to the right to purchase 46,250 Equity Shares at a weighted average exercise price of Rs.1,008 (US$23.13) per share. During the same period, warrants equivalent to 39,075 Equity Shares were exercised and warrants equivalent to 11,875 Equity Shares were forfeited. During the fiscal year ended March 31, 2008, 33,625 options equivalent to 16,812 Equity Shares were forfeited due to resignation of the employees. During the fiscal year ended March 31, 2009, 21,875 options equivalent to 10,938 Equity Shares at a weighted average exercise price of US$19.29 per share were forfeited due to resignation of the employees. During the fiscal year ended March 31, 2010, we granted 211,000 options equivalent to the right to purchase 105,500 Equity Shares at a weighted average exercise price of US$5.16 per share. During the same period, 31,250 options equivalent to 15,625 Equity Shares at a weighted average exercise price of US$5.86 per share were forfeited due to resignation of the employees. During the fiscal year ended March 31, 2011, 14,500 options equivalent to 7,250 Equity Shares at a weighted average exercise price of US$6.07 per share were forfeited due to resignation of the employees.
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

2006 Employee Stock Option Plan
Our 2006 Employee Stock Option Plan (the “ESOP 2006”) allows for the grant to our employees of options to purchase our Equity Shares. Each option granted gives the employee the right to purchase a specified number of our Equity Shares under the ESOP 2006. The ESOP 2006 was adopted and approved by our Compensation Committee on June 20, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 150,000 Equity Shares were approved for issuance under the ESOP 2006. During the fiscal year ended March 31, 2007, we have granted 123,000 options under the ESOP 2006, equivalent to the right to purchase 123,000 Equity Shares at an exercise price of Rs.10 (US$0.23) per share. 58,000 and 65,000 options will vest at a rate of 25% and 20%, respectively, on each successive anniversary of the grant date, until fully vested. During the fiscal year ended March 31, 2008, options equivalent to 12,000 Equity Shares were forfeited at weighted average price of US$11.05 per share in the same fiscal year. In the fiscal year ended March 31, 2009, options equivalent to 25,725 Equity Shares were forfeited at a weighted average price of Rs.10 (US$0.23) per share due to resignation of the employees. In the fiscal year ended March 31, 2010, options equivalent to 3,275 Equity Shares were forfeited at a weighted average price of Rs.10 (equivalent to US$0.22) per share due to resignation of the employees. In the fiscal year ended March 31, 2011, the Company granted 142,000 under the plan ESOP 2011, equivalent to the right to purchase 142,000 Equity Shares at an exercise price of Rs.10 (US$0.22) per share. Options equivalent to 5,500 Equity Shares were forfeited at a weighted average price of Rs.10 (equivalent to US$0.22) per share due to resignation of the employees.
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
2006 ADR Linked Employee Stock Option Plan
Our 2006 ADR Linked Employee Stock Option Plan (the “ADR Linked ESOP 2006”) allows for the grant to our employees of options to purchase our ADRs representing Equity Shares of the Company. Each option granted gives the employee the right to purchase a specified number of our ADRs under the ADR Linked ESOP 2006. The ADR Linked ESOP 2006 was adopted and approved by our Compensation Committee on October 3, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 335,000 Equity Shares (equivalent to 670,000 ADRs) were approved for issuance under the ADR Linked ESOP 2006. During the fiscal year ended March 31, 2007, we granted 281,500 options under the ADR Linked ESOP 2006, equivalent to the right to purchase 140,750 Equity Shares at an exercise price of Rs.1,207 (US$27.69) per share. These options will vest at a rate of 25% on each successive anniversary of the grant date until fully vested. During the fiscal year ended March 31, 2008, 32,500 options equivalent to 16,250 Equity Shares were issued at a weighted average price of US$31.78 per share. 15,750 options equivalent to 7,875 Equity Shares were forfeited at a weighted average price of US$11.05 per share in the same fiscal year. During the fiscal year ended March 31, 2009, 14,000 options equivalent to 7,000 Equity Shares were issued at a weighted average price of US$17.36 per share. In the same fiscal year 76,875 options equivalent to 38,438 Equity Shares were forfeited at a weighted average price of US$26.77 per share due to resignation of the employees. During the fiscal year ended March 31, 2010, we granted 412,000 options equivalent to the right to purchase 206,000 Equity Shares at a weighted average exercise price of US$5.17 per share. During the same period, 18,250 options equivalent to 9,125 Equity Shares at a weighted average exercise price of US$19.87 per share were forfeited due to resignation of the employees. In the fiscal year ended March 31, 2011, the Company granted 41,000 options equivalent to 20,500 Equity Shares at a weighted average exercise price of $14.64 per share. Options equivalent to 18,375 Equity Shares were forfeited at a weighted average price of US$12.03 per share due to resignation of the employees.
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
The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2009, 2010 and 2011. The measurement date used is March 31 of the relevant fiscal year.

	2009	2010	2011
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	286,524	288,136	349,624
Acquisition			7,874
Actuarial loss (gain)	9,659	(19,112)	(16,687)
Service cost	60,933	63,183	74,660
Interest cost	28,214	32,683	36,731
Benefits paid	(27,888)	(53,452)	(22,851)
Effect of exchange rate changes	(69,306)	38,186	5,243

Benefit obligation at the end of the year	288,136	349,624	434,594

Accumulated benefit obligation was US$176,870 and US$229,022 as of March 31, 2010 and 2011 respectively.
Net gratuity cost for the years ended March 31, 2009, 2010 and 2011 comprise of the following:

	2009	2010	2011
	US$	US$	US$
Service cost	60,933	63,183	74,660
Interest cost	28,214	32,683	36,731
Recognized net actuarial loss (gain)	9,659	(19,112)	(16,687)

Net gratuity cost	98,806	76,754	94,704

The assumptions used in accounting for gratuity in the years ended March 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Discount rate	9.00%	9.10%	9.00%
Rate of increase in compensation	10% for first 3 years and 7% thereafter	10% for first 2 years and 7% thereafter	10% for first year and 7% thereafter

The following benefit payments, which reflect expected future services, as appropriate are expected to be paid

Year ending March 31,	US$
2012	35,252
2013	41,232
2014	56,663
2015	56,058
2016	71,803
2017-2021	523,830
The expected benefits are based on the same assumptions used to measure the company’s benefit obligation as of March 31, 2011.
Provident Fund
Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$232,714, US$204,589 and US$252,004 for the years ended March 31, 2009, 2010 and 2011 respectively.
Compensated Absences
The Company provided US$170,919, US$138,330 and US$137,007 for the years ended March 31, 2009, 2010 and 2011, respectively, as the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences, considering anticipated forfeiture, in the year in which earned.

RELATED PARTY TRANSACTIONS
Six of our largest shareholders beneficially hold an aggregate of approximately 57.6% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.
Repurchase of equity shares for treasury
During the fiscal year ended March 31, 2010, Rediff.com India Limited Employee Trust (a Variable interest entity) purchased 750,000 equity shares for US$3,106,447 from Edelweiss Finance and Investment Limited a subsidiary of Edelweiss Capital Services Ltd in which Rashesh shah a director of Rediff is a shareholder and director.
Advertising Revenues
During the fiscal year ended March 31, 2009, 2010 and 2011, the Company earned advertising revenues of US$ Nil, US$328,815 and US$721,974, respectively, from Edelweiss Capital Services Ltd in which Rashesh Shah a director of Rediff is shareholder and director.
Product Development Expenses
During the fiscal years ended March 31, 2009, 2010 and 2011, the Company incurred product development expenses (including amount capitalized) of US$62,647, US$ Nil and US$167,833, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.
During the fiscal years ended March 31, 2009, the Company incurred product development expenses (including amount capitalized) of US$16,616 and for the fiscal year ended March 31, 2010 and 2011 US$ Nil, on account of services rendered by Eterno Infotech Private Ltd, an equity method investee.
Purchase of Convertible Promissory Note
During the fiscal year ended March 31, 2009, 2010 and 2011, the Company purchased secured convertible promissory notes (referred as “notes”) of US$ Nil, US$1,300,000 and US$ Nil, respectively, from Runa Inc. in which Ashok Narasimhan a director of the Company is a shareholder and key management personnel. The Company has accrued interest of US$ Nil, US$16,919 and US$ Nil on these notes for the fiscal year ended March 31, 2009, 2010 and 2011, respectively. In August 2010, notes of Runa Inc. with a carrying amount of US$1,300,000 were converted into equity shares upon exercise of conversion option by the Company resulting in an equity interest ownership in Runa Inc. of 10%.
Balances with related parties include:

	As of March 31,
	2010	2011
	US$	US$
Account receivable for advertising revenues	154,852	341,230
Accounts payable for product development expense	—	7,226
Convertible promissory notes and accrued interest thereon	1,316,919	—
Acquisition of business
On November 26, 2010 the Company acquired all of the equity interest in Vubites India Private Limited from Ajit Balakrishnan the Chairman and Managing Director of the Company and who is also a principal shareholder of the Company. Details of the acquisition including the purchase consideration and the identifiable assets acquired and liabilities assumed have been disclosed in note 6 to the accompanying consolidated financial statements.

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
In December 1999, the Indian Parliament passed the Foreign Exchange Management Act (“FEMA”), which replaced the earlier Foreign Exchange Regulation Act, 1973 (“FERA”). The FEMA came in to effect on June 03, 2000. This legislation indicated a major shift in the policy of the government with regard to foreign exchange management in India. While FERA was aimed at conservation of foreign exchange and its utilization for the economic development of the country, the objective of FEMA is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.
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
The number of outstanding Equity Shares as of March 31, 2011, was 14,615,800. We have been informed by our depository that as of March 31, 2011, there were 24 record holders of ADRs evidencing 8,907,200 ADSs (representing 4,453,600 Equity Shares) in the United States.
The tables below set forth high and low trading prices for our ADSs on the NASDAQ Capital Market from April 1, 2005 to October 6, 2006 and on the NASDAQ Global Market since October 9, 2006.
Annual and Quarterly high-low price history:

	Price Per ADS
	(in U.S. dollars)
	High	Low
Fiscal year ended March 31, 2007	25.00	11.16
Fiscal year ending March 31, 2008	27.50	6.46
Fiscal year ending March 31, 2009	9.77	1.40
Fiscal year ending March 31, 2010
First Quarter (April 2009 to June 2009)	4.50	1.75
Second Quarter (July 2009 to September 2009)	3.99	2.16
Third Quarter (October 2009 to December 2009)	3.84	2.50
Fourth Quarter (January 2010 to March 2010)	2.98	2.25
Fiscal year ending March 31, 2011
First Quarter (April 2010 to June 30, 2010)	3.42	1.97
Second Quarter (July 2010 to September 30, 2010	6.25	1.69
Third Quarter (October 2010 to December 2010)	5.64	2.90
Fourth Quarter (January 2011 to March 2011)	9.90	4.95
Fiscal year ending March 31, 2012
First Quarter (April 2011 to June 30, 2011)	17.98	7.13
Second Quarter (July 2011 to August 31, 2011)	14.48	6.75
Monthly high-low price history for previous six months:

	Price Per ADS
	(in U.S. dollars)
Previous six months	High	Low
March 2011	8.26	5.29
April 2011	17.98	7.13
May 2011	16.25	9.68
June 2011	12.09	7.35
July 2011	14.48	9.11
August 2011	11.09	6.75

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
As of June 1, 2000, foreign investment in and divestment from Indian securities have been regulated by the provisions of Foreign Exchange Management Act (“FEMA”), the notifications and regulations issued by the Reserve Bank of India (“RBI”) thereunder, and the rules made by the Ministry of Finance of the Government of India. A summary of the regulatory environment for foreign investment in India is provided below.
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
The consolidated FDI Policy dated April 1, 2011 states that indirect foreign investment shall include all types of foreign investments i.e. FDI, investment by FIIs, NRIs, ADRs, GDRs, Foreign Currency Convertible Bonds (FCCB) and convertible preference shares and convertible currency debentures and that all investment directly by a non-resident entity into the Indian company would be counted towards direct foreign investment.
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

Transfer of Shares of an Indian company by a Person Resident outside India
Subject to the limitations set forth below, a person resident outside India may transfer the shares held by him in Indian companies in accordance with the Regulations. A person not resident in India (a “non-resident Indian”) may transfer, by way of sale or gift, the shares held by him to any other person resident outside India without the prior approval of the RBI. A non-resident Indian may transfer the shares held by him, by way of sale, only to another non-resident Indian without the prior approval of RBI.
Person’s resident outside India may also transfer shares or convertible debentures in Indian companies held by them to a person resident in India by way of gift, without prior approval of the RBI. Person’s resident outside India can sell the shares of an Indian company on a recognized Stock Exchange in India through a stock broker registered with stock exchange or a merchant banker registered with SEBI, without prior approval of the RBI. Further, the RBI has vide A.P. (DIR Series) Circular No.16 dated 4 October 2004 read with A.P. (DIR Series) Circular No.49 dated 4 May 2010 granted general permission for the transfer of shares by a person resident outside India to a person resident in India (and vice versa) subject to compliance with certain terms, conditions and reporting requirements mentioned therein.
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
Pursuant to recent amendments, subject to certain RBI pricing guidelines, no RBI approval is required for the sale by a person resident outside India to a person resident in India of underlying shares withdrawn from an ADR program, if certain conditions are met, the prescribed procedure is followed and a confirmation from the authorized dealer is obtained in the prescribed form in respect of the transfer of shares.
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

(iii)
All proposals relating to the acquisition of existing shares of an Indian company by a foreign investor (including a non-resident Indian) beyond specified sectoral caps or in sectors in which FDI is not permitted or in case such proposals do not comply with certain RBI pricing guidelines.

The RBI has consolidated its various circulars on foreign investments in India, in a Master Circular No. 15/2011-12 dated July 1, 2011, summarizing the current regulatory provisions as amended from time to time.

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
Real estate business does not include the development of townships, construction of residential/commercial premises and roads or bridges, educational institutions, recreational facilities, city and regional level infrastructure, townships. Partnership firms / proprietorship concerns having investments pursuant to FEMA regulations are not allowed to engage in the print media sector.
In addition to the above, investment in the form of foreign direct investment is also prohibited in certain sectors such as:
a)	retail trading (except single brand product retailing);

b)	atomic energy;

c)	lottery business including Government/private lottery, online lotteries, etc;

d)	gambling and betting including casions etc;

e)	Activities/sectors not opened to private sector investment;

f)	Manufacturing of Cigars, cheroots, cigarillos and cigarettes, of tobacco or of tobacco substitutes; and

g)
agriculture (excluding floriculture, horticulture, development of seeds, animal husbandry, pisiculture and cultivation of vegetables, mushrooms etc. under controlled conditions and services related to agro and allied sectors) and plantations (other than tea plantations).

Besides foreign investment in any form, foreign technology collaboration in any form including licensing for franchise, trademark, brand name, management contract is also completely prohibited for Lottery Business and Gambling and Betting activities. Foreign investment in Trusts other than investment by SEBI registered FVCIs in domestic VCF is not permitted.
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

(b)	any entity that is regulated, authorized or supervised by a securities or futures commission in any country, state or territory; and

(c)
any entity which is a broad based fund or portfolio, incorporated or established outside India or is a proprietary fund of a registered foreign institutional investor or university fund, endowment, foundation, charitable trust or charitable society whose investments are managed by a person covered by (a) or (b) above.

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

QIBs are defined as:
•	Public financial institution as defined in Section 4A of the Companies Act;

•	Scheduled commercial banks;

•	Mutual funds;

•	FIIs and sub-account (other than a sub-account which is a foreign corporate or foreign individual) registered with SEBI;

•	Multilateral and bilateral development financial institutions;

•	Venture capital funds registered with SEBI;

•	Foreign venture capital investors registered with SEBI;

•	State industrial development corporations;

•	Insurance companies registered with the Insurance Regulatory and Development Authority;

•	Provident funds with minimum corpus of Rs.250 million;

•	Pension funds with minimum corpus of Rs.250 million; or National Investment Fund set up by the Government of India

•	National Investment Funds; and

•	Insurance funds set up and managed by Army, Navy or Air Force of the Union of India.
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

Because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

PRINCIPAL SHAREHOLDERS
The following table provides information relating to the beneficial ownership of our equity shares for:
•	each of the executive officers named in the summary compensation table and each of our directors;
•	all of our directors and executive officers as a group; and
•	each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially		Shares Beneficially		Shares Beneficially
	Owned		Owned		Owned As of May 29,
	As of June 30, 2011		As of June 30, 2010		2009
		Percent of		Percent of		Percent of
	Number of	total Equity	Number of	total Equity	Number of	total Equity
	Equity	Shares	Equity	Shares	Equity	Shares
Name of Beneficial Owner	Shares held	outstanding	Shares held	outstanding	Shares held	outstanding
Officers and Directors
Ajit Balakrishnan (1)(1A) (1B) (1C) (1D)	3,463,982	23.42%	3,463,982	23.70%	3,463,982	23.70%
Diwan Arun Nanda (1)	3,444,742	23.29%	3,444,742	23.57%	3,444,742	23.57%
All Directors and Officers as a Group (2 persons)	4,720,722	31.92%	4,720,722	32.08%	4,720,722	32.08%
Other Shareholders holding more than 5% shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	15%	2,200,002	15%	2,200,002	15%
Draper-India International	2,200,000	15%	2,200,000	15%	2,200,000	15%
Queenswood Investments Ltd	—	—	—	—	2,008,000	14%
Edwlweiss Finance and Investment Limited	1,523,000	10.30%	1,258,000	9%	—	—
Rediff.com India limited Employee Trust (1D)	1,015,000	6.86%	750,000	5%	—	—

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
Our ADSs are registered pursuant to Section 12(b) of the Securities Act. We have been informed by our depository that as of March 31, 2011, 8,907,200 ADSs were held by 24 record holders of ADRs in the United States.

TAXATION
Indian Tax
The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income Tax Act, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income Tax Act. Furthermore, the tax rates described in this section are only those set forth in the Indian Income Tax Act read together with the Finance Act, 2011 to the extent these provisions are effective. In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the double taxation avoidance agreement are more favorable to the investor, under the Indian Income Tax Act, the provisions of the double taxation avoidance agreement would prevail.
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
Taxation of Distributions
Shareholders who receive dividends by a domestic company will not be subject to tax on the distribution if the company has paid the dividend distribution tax (the “DDT”). Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, we are required to pay taxes at a rate of 16.223%, including applicable surcharge and Education Cess, of the total dividend declared. If the company has not paid the DTT, the shareholder would be taxable at the applicable Indian income tax rates depending on the legal status of the shareholders.
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
Taxation on Sale of Equity Shares
Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India and the transaction is chargeable to Securities Transaction Tax (“STT”). Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2011. In all the above cases, the amount of tax and surcharge, if any, would be increased by an Education Cess of 2% and secondary and higher Education Cess of 1% resulting in an aggregate Education Cess of 3%.
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
Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 15%. Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2011. In all the above cases, the amount of tax and surcharge, if any, would be increased by cess of 3%, provided the transaction of the sale is entered into in a recognized stock exchange in India and the transaction is charged to STT and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares.
Under the regulations, the purchase price of Equity Shares received in exchange for ADSs will be the price of the underlying Equity Shares on the date the depositary gives notice to the custodian of the delivery of the Equity Shares in exchange for the corresponding ADSs.
Pursuant to Article 7(3) of the Scheme, in the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited (“BSE”) or the National Stock Exchange of India Limited (“NSE”) on the date the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs. However, pursuant to Section 49(2A) of the Indian Income Tax Act as inserted retrospectively by the Finance Act 2008, where the capital asset, being a share or debenture of a company, becomes the property of the assessee by way of conversion of bonds, debentures, debenture stock, or deposit certificate in any form, the cost of acquisition of the asset to the assessee shall be deemed to be that part of the cost of debenture, debenture-stock, bond or deposit certificate in relation to which such asset is acquired by the assessee. Therefore, it is unlikely that the tax treatment prescribed under the Scheme would be available to the investor for the fiscal year 2011.
Rights
Issuance to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.
It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder, not entitled to exemption under a tax treaty, to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our rights is in India, the gains realized on the sale of rights will be subject to Indian taxation. These rights would generally be in the nature of short-term capital assets.
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
We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ending March 31, 2011. However, there is no guaranty that the Internal Revenue Service will agree with our determination. Moreover, we may become classified as a PFIC for one or more future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our goodwill and other unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy substantial amounts of cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.
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
Distributions
The gross amount of cash distributions with respect to the ADSs (or Equity Shares) will, upon receipt by the Depositary (or by you), be includible in your gross income as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or our Equity Shares. Absent new legislation, the favorable 15% tax rate currently applicable to long term capital gains and certain qualified dividend income of non-corporate U.S. tax payers is due to expire at the end of 2012.

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
Our management, with the participation of our Chairman and Managing director, who serves as our Principal Executive Officer, and our Vice President Finance who serves as Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 referred as the “Exchange Act “) as of the end of the period covered by this annual report. Based on such evaluation, our Chairman and Vice President Finance have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chairman and Vice President Finance who serves as Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is the process designed by, or under the supervision of, our Chairman and Managing director, who serves as our Principal Executive Officer, and our Vice President Finance who serves as Principal Financial Officer, and effected by our management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with established policies or procedures may deteriorate.
Under the supervision and with the participation of our management, including our Chairman and Managing director, who serves as our Principal Executive Officer, and our Vice President Finance who serves as Principal Financial Officer, our Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2011. In making this assessment, our management primarily used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on such assessment, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2011.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2011.
Changes in Internal Controls over Financial Reporting
During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells, Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2009, 2010 and 2011.

	Fiscal year ended March 31,
	2009	2010	2011
	US$	US$	US$
Audit Fee	160,448	156,544	204,051
Audit-Related Fees (in respect of certain review services)	—	29,617	—
Tax Fees	16,476	20,097	26,391

Total	176,924	206,258	230,442

Audit fee represents the aggregate fees for Deloitte in connection with the audits of our annual integrated consolidated financial statements, the reviews of our quarterly financial statements and statutory audits.
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

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Maximum
			Total	number (or
			number of	approximate
			shares	dollar value) of
			purchased as	shares that
			part of	may yet be
	Total		publicly	purchased
	number of	Average	announced	under the
	Shares	price paid	plan or	plans or
Period	purchased (1)	per share	programs	programs
		US$		US$
Month # 12 (March 2010)	750,000	4.08	—	5,538,325
Month # 09 (December 2010)	265,000	5.16	—	—

Total	1,015,000

(1)	Our ordinary share to ADS ratio is one ordinary share for two ADS.

(2)	Our board of directors authorized US$8,861,320 under the share repurchase program on February 23, 2010.

(3)	Considering the current market price of the ADR, our Board of Director in their meeting held on July 21, 2011 abandoned the said share repurchase program.

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
Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Reserve Bank of India publishes the exchange rate on each date. The published rate on March 31, 2011 was Rs.44.65 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars has been performed using rates specified by the Reserve Bank of India.

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
Share Capital
Our authorized share capital is 24,000,000 Equity Shares, par value Rs.5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2011, 14,615,800 Equity Shares were issued and outstanding.
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
At any time after we become eligible to file a registration statement on Form F-3, certain holders of our Equity Shares may require us to file registration statements on Form F-3 with respect to their Equity Shares. We are not required to affect this registration:
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
Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules there-under together with delivery of the share certificates.

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
Audit and Annual Report
At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. Under the Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies (“RoC”) in Mumbai, which is in the State of Maharashtra, India. Our registered office is located in Mumbai. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.
Pursuant to a green initiative, the RoC has permitted companies to effect service of documents to its members through an electronic mode, provided the company has obtained e-mail addresses of its members for sending the documents through e- mail. In cases where any member has not registered his e-mail address with the company, service of documents will be effected by other modes of service.
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
Mumbai, India
We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 27, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India
September 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Rediff.com India Limited
Mumbai, India
We have audited the internal control over financial reporting of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 and our report dated September 27, 2011 expressed an unqualified opinion on those financial statements.
/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India
September 27, 2011

REDIFF.COM INDIA LIMITED
CONSOLIDATED BALANCE SHEETS
as of March 31, 2010 and 2011

	2010	2011
	US$	US$
Assets
Current Assets
Cash and cash equivalents	44,690,314	36,922,125
Trade accounts receivable (net of allowances of US$4,128,829 and US$4,022,664 as of March 31, 2010 and 2011, respectively)	5,807,994	7,178,848
Prepaid expenses and other current assets (See Note 4)	1,745,564	1,702,963

Total current assets	52,243,872	45,803,936

Property, plant and equipment — net (See Note 5)	5,489,761	5,972,595
Goodwill (See Note 8)	2,000,000	2,000,000
Intangible assets, net (See Note 9)	—	3,271,089
Investments, at cost	—	1,300,000
Investments in equity method investees (See Note 7)	1,873,672	540,902
Recoverable taxes	5,115,727	3,326,024
Other non-current assets (See Note 10)	2,817,855	1,725,624

Total non-current assets	17,297,015	18,136,234

Total assets	69,540,887	63,940,170

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities (See Note 11)	6,794,991	7,189,236
Customer advances and unearned revenues	1,366,336	1,583,692

Total current liabilities	8,161,327	8,772,928
Deferred tax liability (See Note 17)	—	205,159
Other non- current liabilities (See Note 12)	773,561	859,892

Total liabilities	8,934,888	9,837,979

Commitments and contingencies (See Note 25)
Shareholders’ Equity
Equity shares: par value — Rs.5, Authorized:
24,000,000 equity shares as of March 31, 2010 and 2011 ;
Issued and outstanding 13,865,800 and 13,600,800 equity shares as of March 31, 2010 and 2011, respectively	1,735,105	1,735,105
Additional paid- in- capital	127,847,598	128,827,344
Accumulated other comprehensive loss	(3,845,603)	(3,436,985)
Accumulated deficit	(62,024,654)	(68,596,668)
Treasury shares, at cost (See Note 13)
(750,000 and 1,015,000 equity shares as of March 31, 2010 and 2011, respectively )	(3,106,447)	(4,426,605)

Total shareholders’ equity	60,605,999	54,102,191

Total liabilities and shareholders’ equity	69,540,887	63,940,170

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For each of the years ended March 31, 2009, 2010 and 2011

	2009	2010	2011
	US$	US$	US$
Revenues
India Online	19,707,381	14,694,576	17,942,609
U.S. Publishing	5,722,571	4,148,685	3,852,854

Total revenues	25,429,952	18,843,261	21,795,463

Cost of revenues (excluding depreciation and amortization separately disclosed below)
India Online	7,511,179	7,654,344	8,299,834
U.S. Publishing	2,864,552	2,460,959	2,496,145

Total cost of revenues	10,375,731	10,115,303	10,795,979

Operating expenses
Sales and marketing	5,876,851	7,143,440	5,373,345
Product development	2,686,066	2,663,319	3,826,350
Depreciation and amortization	6,248,129	5,004,262	3,786,398
General and administrative	8,027,980	5,549,891	6,582,091
Goodwill impairment (See Note 8)	5,314,468	—	—
Long-lived assets impairment (See Note 5)	2,528,261	136,878	109,658
Foreign exchange (gain) loss, net	(92,393)	(195,865)	17,783

Total operating expenses	30,589,362	20,301,925	19,695,625

Operating loss	(15,535,141)	(11,573,967)	(8,696,141)

Other income (expense), net
Interest income	4,515,997	4,017,824	3,372,109
Investment impairment	(109,842)	(65,556)	(543,220)
Miscellaneous income	44,065	46,316	98,224

Total other income, net	4,450,220	3,998,584	2,927,113

Income (loss) before income taxes and equity in net earnings of equity method investees	(11,084,921)	(7,575,383)	(5,769,028)
Income tax expense	(40,000)	(30,000)	(17,279)
Equity in net loss of equity method investees	(133,209)	(423,099)	(785,707)

Net loss	(11,258,130)	(8,028,482)	(6,572,014)

Weighted average number of equity shares — basic	14,615,800	14,563,197	13,783,033

Weighted average number of equity shares — diluted	14,615,800	14,563,197	13,783,033

(Loss) earnings per share — basic	(0.770)	(0.552)	(0.477)
(Loss) earnings per share — diluted	(0.770)	(0.552)	(0.477)

(Loss) earnings per ADS — (where 2 ADSs represent 1 equity share) — basic	(0.385)	(0.276)	(0.238)

(Loss) earnings per ADS — (where 2 ADSs represent 1 equity share) — diluted	(0.385)	(0.276)	(0.238)
See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For each of the years ended March 31, 2009, 2010 and 2011

	Equity shares					Treasury shares
		Equity		Accumulated other		(Equity shares held by		Total
		share	Additional paid- in-	comprehensive	Accumulated	controlled trust)		shareholders’	Comprehensive
	Number of	capital	capital	income (loss)	deficit	No of		equity	income (loss)
	shares	US$	US$	US$	US$	shares	US$	US$	US$
Balance as of March 31, 2008	14,615,800	1,735,105	125,849,756	5,303,652	(42,738,042)			90,150,471
Stock- based compensation			1,164,628					1,164,628
Net loss					(11,258,130)			(11,258,130)	(11,258,130)
Foreign currency translation adjustment				(16,049,970)				(16,049,970)	(16,049,970)

									(27,308,100)

Balance as of March 31, 2009	14,615,800	1,735,105	127,014,384	(10,746,318)	(53,996,172)	—	—	64,006,999
Stock- based compensation			833,214					833,214
Net loss					(8,028,482)			(8,028,482)	(8,028,482)
Foreign currency translation adjustment				6,900,715				6,900,715	6,900,715
Repurchase of equity shares for treasury (See Note 13)						(750,000)	(3,106,447)	(3,106,447)

									(1,127,767)

Balance as of March 31, 2010	14,615,800	1,735,105	127,847,598	(3,845,603)	(62,024,654)	(750,000)	(3,106,447)	60,605,999
Stock- based compensation			559,157					559,157
Net loss					(6,572,014)			(6,572,014)	(6,572,014)
Foreign currency translation adjustment				408,618				408,618	408,618
Contribution from principal shareholder (See Note 6)			420,589					420,589
Repurchase of equity shares for treasury (See Note 13)						(265,000)	(1,320,158)	(1,320,158)

									(6,163,396)

Balance as of March 31, 2011	14,615,800	1,735,105	128,827,344	(3,436,985)	(68,596,668)	(1,015,000)	(4,426,605)	54,102,191

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the years ended March 31,

	2009	2010	2011
	US $	US $	US $
Cash flows from operating activities
Net loss	(11,258,130)	(8,028,482)	(6,572,014)

Adjustments to reconcile net loss to net cash generated from operating activities:
Goodwill impairment	5,314,468	—	—
Long-lived assets impairment	2,528,261	136,878	109,658
Investment impairment	109,842	65,556	543,220
Equity in net earnings of equity method investees	133,209	423,099	785,707
Depreciation and amortization	6,248,129	5,004,262	3,786,398
Allowances for doubtful trade accounts receivables	1,238,400	(261,825)	(144,263)
Loss (profit) on sale of property, plant and equipment	40,460	7,314	(51)
Stock- based compensation expense	1,164,628	833,214	559,157
Unrealized exchange loss (gain)	97,482	43,764	(257)
Changes in assets and liabilities:
Trade accounts receivable	2,503,586	1,489,504	(1,146,531)
Prepaid expenses and other current assets	135,986	919,765	24,969
Accounts payable, accrued liabilities and other liabilities	(800,326)	352,412	428,114
Customer advances and unearned revenues	(356,881)	(35,878)	201,184
Recoverable taxes	(1,874,723)	(157,291)	1,812,649
Other non-current assets	(283,625)	190,367	107,697

Net cash generated from operating activities	4,940,766	982,659	495,637

Cash flows from investing activities
Payments to acquire property, plant and equipment	(5,313,138)	(1,762,906)	(4,010,461)
Purchase of investment in equity method investee	(1,516,696)	(407,018)	—
Purchase of investments	(109,842)	—	—
Acquisition, net of cash acquired*	—	—	(3,028,660)
Purchase of promissory notes	—	(1,750,000)	(250,000)
Proceeds from sale of property, plant and equipment	39,861	36,070	10,501

Net cash used in investing activities	(6,899,815)	(3,883,854)	(7,278,620)

Cash flows from financing activities
Repurchase of equity shares	—	(3,106,447)	(1,320,158)

Net cash used in financing activities	—	(3,106,447)	(1,320,158)

Net decrease in cash and cash equivalents	(1,959,049)	(6,007,642)	(8,103,141)
Cash and cash equivalents at the beginning of the year	59,032,690	45,521,173	44,690,314
Effect of exchange rate changes on cash	(11,552,468)	5,176,783	334,952

Cash and cash equivalents at the end of the year	45,521,173	44,690,314	36,922,125

Supplementary cash flow information:
Income taxes paid	1,318,052	1,051,768	482,414

Supplementary disclosure of non cash investing activity:
Payables for purchase of property, plant and equipment	545	133,568	35,595
Conversion of Runa Inc promissory notes into investment in equity shares	—	—	1,300,000

*	Payment for acquisition of Vubites includes an amount of US$2,711,622 for settlement of Vubites shareholder loan assumed and settled in accordance with the terms of the acquisition, (See Note 6).
See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
On November 26, 2010, Rediff acquired Vubites India Private Limited (“Vubites”) from the Chairman and Managing Director of Rediff (referred to as “the CMD”) and a principal shareholder in Rediff. Vubites enables small and local businesses to advertise on national TV channels within their city to reach their target audiences (see Note 6).
Rediff with its subsidiaries (“the Company”) is in the business of providing online internet based services, focusing on India and the global Indian community. Its websites consists of channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and mobile value-added services to mobile phone subscribers in India. The Company also enables its customers to insert localized advertisements on national television channels by providing a platform to create an advertisement and prepare a media plan. Additionally, the Company publishes two weekly newspapers, ‘India Abroad’ and ‘India in New York’, in North America.
2. Significant accounting policies
(a) Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of Rediff and it’s wholly — owned subsidiaries and variable interest entity (VIE) in which the Company is the primary beneficiary. All inter-company accounts and transactions are eliminated on consolidation.
(c) Investments in equity method investees
Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method. The Company records its share of the results of these companies in the consolidated statements of operation as equity in net loss of equity method investees. The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Measurement of any impairment loss is based on its excess of the carrying value of the investment over its fair value.

(d) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for doubtful trade accounts receivables, impairment of goodwill, property, plant and equipment and investments, useful lives of property, plant and equipment and intangible assets, valuation of deferred tax assets, stock based compensation and employee benefits. Actual results could differ from those estimates.
(e) Revenue recognition
India Online business
India Online business includes revenues from advertising and fee based services. Advertising includes advertisement and sponsorships. Fee based services include e-commerce, subscription services and mobile value-added services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using e-mail and other subscriber services. Mobile value-added services include revenues derived from providing value added short messaging services and other related products to mobile phone users.
Advertisement and sponsorship income is derived from customers who advertise on the Company’s website or to whom direct links from the Company’s website to their own websites are provided and income earned from sending targeted emails to Rediffmail subscribers.
Revenue from display of advertisement and sponsorship is recognized ratably based on delivery over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company’s website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of e-mail messages to its users on behalf of advertisers and such revenues are recognized ratably over the contracted period.
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

Mobile value-added services (“MVAS”) revenues are derived from providing value added short messaging services (“SMS”), e-mail and other related products to mobile phone users. The Company contracts with third-party mobile phone operators for sharing revenues from these services. Mobile value-added services based revenues are recognized when the service is performed.
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
(f) Costs and expenses
Costs and expenses have been classified according to their primary functions in the following categories:
Cost of revenues
Cost of revenues primarily include cost of content for the Rediff websites, editorial costs, employee compensation , stock-based compensation, internet communication, data storage, software usage, printing and circulation costs for the India Abroad and India in New York newspapers and fee based services related costs.
Sales and marketing
Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, advertising and promotion expenses, market research costs and stock-based compensation. The costs of advertising are expensed as and when incurred.
Product development
Product development costs primarily include software development expenses, compensation of product development personnel and stock-based compensation. Internal and external costs incurred to develop internal use software during application development stage is capitalized when the Company’s managing director has authorized and committed to funding the development, and it is probable that the software development will be completed and the software will perform the function intended. Upgrades and enhancements are capitalized only when these relate to additional features or result in additional functionality which the existing software is incapable of performing. All costs incurred during the preliminary project and post implementation and operation stages are expensed as incurred.
General and administrative
These costs primarily include employee compensation of administrative and supervisory staff whose time is mainly devoted to strategic and managerial functions, rent, insurance premiums, electricity, telecommunication costs, legal and professional fees, stock-based compensation costs and other general expenses.

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
(j) Investments, at cost
Securities that do not have readily determinable fair market values are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the fair value. It is not practicable to estimate the fair value of these securities as the cost of obtaining a valuation exceeds the materiality of these investments to the financial statements.
(k) Business Combination
Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognized in profit or loss as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standard.
Purchase consideration in excess of the identifiable assets and liabilities is recognized as goodwill. Gain resulting from excess of the acquiree’s identifiable assets and liabilities over the purchase consideration is recognized, after reassessment, in the statement of operations.

(l) Goodwill
Goodwill represents the excess of purchase consideration over the fair values of the acquiree’s identifiable assets acquired and liabilities assumed in a business combination. Goodwill is assessed for impairment on an annual basis on January 1 or earlier when events or circumstances indicate that the carrying amount of goodwill exceeds its implied fair value.
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
(m) Foreign currency
The accompanying consolidated financial statements have been presented in US dollars as the reporting currency. The functional currency of Rediff is the Indian Rupee (“Rs.” or “Rupee”) while that of its subsidiaries domiciled in the United States is the US dollar and in Canada is the Canadian dollar. Transactions in foreign currency are recorded at the original rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currency are restated using the exchange rates prevailing at the date of the balance sheet. Exchange differences arising on settlement of transactions and restatement of monetary assets and liabilities at the balance sheet date are recognized in the statement of operations.
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
(n) Earnings per share
Basic earnings per share has been computed by dividing the net income (loss) from operations by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted earnings per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive. Dilutive potential equity shares consist of the incremental equity shares issuable upon the exercise of stock options. The Company also reports earnings per ADS, where two ADSs represent one equity share.

(o) Income taxes
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
(p) Impairment or disposal of long-lived assets (excluding goodwill)
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
(q) Intangible assets
Intangible assets consist of customer contracts and intellectual property carried at cost and amortized over their estimated useful lives, generally on a straight-line basis over three and seven years, respectively, that best reflects the economic benefits of the intangible assets.
(r) Stock-based compensation
The Company measures the cost of services received from employees, associates, retainers and non-employee directors in exchange for share based compensation at the grant date fair value award. The Company recognizes stock-based compensation on a straight line basis over the vesting period.
(s) Allowances for doubtful trade accounts receivable
The Company establishes an allowance for doubtful accounts on trade accounts receivable after considering the financial condition of the customer, ageing of the accounts receivable, historical experience and the current economic environment.
(t) Compensated absences
The Company provided the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences in the year in which it is earned.

3. New Accounting Pronouncements
In June 2011, the FASB issued ASU 2011-05 and revised the manner in which entities present comprehensive income in their financial statements. This revision removes the the current option in ASC 220, Comprehensive Income, to report components of comprehensive income either in (1) a continuous statement of net income and other comprehensive income or (2) in two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. The revision is effective for fiscal years and interim periods beginning after December 15, 2011.
In May 2011, the FASB issued ASU 2011-04 and revised the accounting and disclosure requirements in ASC 820, Fair Value Measurements and Disclosures. The revision limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The Company does not anticipate material impact on the financial statements upon adoption of this revision. The guidance is effective for fiscal years and interim periods beginning after December 15, 2011.
In December 2010, the FASB issued ASU 2010-28 and revised ASC 350, Intangibles—Goodwill and Other to require performing the second step of the goodwill impairment test if the carrying amount of the reporting unit is zero or negative and if qualitative factors indicate that existence of a goodwill impairment is more likely than not. Adoption of the new guidance will not have a material impact on the financial statements. It is effective on or after the beginning of the first annual reporting period beginning after December 15, 2010.
In December 2010, the FASB issued ASU 2010-29 to amend ASC 805, Business Combinations to require an entity to disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. It is effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning after December 15, 2010.
In January 2010, the FASB issued ASU 2010-06 and revised the disclosure requirements in ASC 820, Fair Value Measurements and Disclosures. The revision requires the disclosure of roll forward activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The adoption of this revision will not have a material impact on the financial statements. The guidance is effective for fiscal years and interim periods beginning after December 15, 2010.
In October, 2009, the FASB issued ASU 2009-13 on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the revision, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The revision includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. Adoption of the new guidance will not have a material impact on the financial statements. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.
In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this revision will not have a material impact on the financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

4. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets comprise:

	As of March 31,
	2010	2011
	US$	US$
Prepaid expenses	990,169	843,525
Supplier advances	62,205	63,227
Rent deposits	539,532	695,979
Other advances and deposits	91,650	25,304
Loans to employees	61,670	72,882
Others	338	2,046

Total	1,745,564	1,702,963

5. Property, Plant and Equipment
Property, plant and equipment comprise:

	As of March 31,
	2010	2011
	US$	US$
Furniture and fixtures	495,834	507,737
Computer equipment and software	27,167,102	30,461,459
Office equipment	396,262	411,334
Vehicles	251,549	333,958
Leasehold improvements	442,370	478,156
Website development costs	2,399,218	1,856,794

Property, plant and equipment — at cost	31,152,335	34,049,438
Less: Accumulated depreciation and amortization	(26,401,257)	(29,159,054)

	4,751,078	4,890,384
Capital work- in- progress (net of impairment)	738,683	1,082,211

Property, plant and equipment — net	5,489,761	5,972,595

In fiscal 2009, the Company abandoned certain development projects with long payback periods which were included in ‘Capital work-in-progress’ following the economic slowdown. Consequently, the Company recorded an impairment loss of US$1,794,107 representing carrying amount in the fiscal year ended March 31, 2009. Additionally, the Company fully impaired certain computer equipment and software with carrying amounts of US$734,154 in the fiscal year ended March 31, 2009.
In fiscal 2010, due to change in technological environment, the Company abandoned certain search and mobile related projects which were included in ‘Capital work-in-progress’. Consequently, the Company recorded an impairment loss of US$136,878 representing carrying amount.
In fiscal 2011, Company discontinued the use of certain software included in Website development costs above and recorded an impairment charge of US$109,658 representing carrying amount.
In fiscals 2009, 2010 and 2011, the Company incurred depreciation and amortization expense of US$6,248,129, US$5,004,262 and US$3,617,535, respectively.

6. Acquisition of Vubites India Private Limited
On November 26, 2010, the Company acquired all of the equity interests in Vubites India Private Limited (“Vubites”) from the CMD, and a principal shareholder in the Company (promoter and owner of Vubites). Additionally in accordance with the terms of the acquisition, Vubites’ shareholder’s loan from CMD was assumed and settled by the Company. Rediff and Vubites were not under common control because the CMD does not have controlling financial ownership interest in Rediff and as a result the acquisition has been accounted as a business combination using the purchase method. Excess of acquisition date fair value of identifiable assets acquired and liabilities assumed (after reassessment) of US$420,589 over purchase consideration represents contribution from the principal shareholder and has been recognized in the statement of shareholders’ equity.
This acquisition gives an opportunity for revenue growth by providing affordable local advertising on the television media to small businesses to reach their target audiences within the same city.
The allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values as at the acquisition date was as follows:
Net asset acquired at fair values

US $
Cash acquired	23,155
Property, plant & equipment	202,856
Other assets	63,947
Amortizable intangible assets:
Customer contracts	16,270
Intellectual property	3,423,682

Total assets	3,729,910

Liabilities assumed:
Loan from Principal shareholder and the CMD of Rediff	2,711,622
Other liabilities	68,449
Deferred tax liability, net	205,159

Total Liabilities	2,985,230

Net assets acquired	744,680

Purchase price	324,091
Contribution from a principal shareholder	420,589
Acquisition related expense of US$73,125 has been recognized as general and administrative expenses in the statement of operations. The Company settled Vubites’s employee stock options by cash consideration of US$140,468, of which an amount of US$103,946 representing the excess amount paid over the acquisition date fair value of these stock options has been immediately recognized as compensation cost in the statement of operations. Additionally, an amount of US$140,468 is payable to Vubite’s employees contingent on these employees remaining in employment for period of 16 months from the acquisition date.
The results of operation of Vubites are included in the consolidated financial statements effective from November 26, 2010. Proforma financial information related to the acquisition has not been disclosed as the effect on the Company’s consolidated revenues and results of operations are not material.

7. Investments in equity method investees
Investments in equity interest
The Company’s investments in equity method investees interest were as follows:

Percent of ownership
of equity shares
Tachyon Technology Private Limited	26%
Eterno Infotech Private Limited	43%
Imere Technology Private Limited	44%
Bigslick Infotech Private Limited*	37%
The following table presents financial information for equity method investees:

	As at March 31,
	2010	2011
	US$	US$
Current assets	1,160,252	592,454
Non-current assets	208,225	133,431
Current liabilities	352,667	322,298
Non-current liabilities	—	206,111

	For years ended March 31,
	2009	2010	2011
	US$	US$	US$
Revenues	454,455	241,903	480,045
Total costs	1,027,499	1,278,772	1,307,874
Loss from operations	573,044	1,036,871	827,829
Loss attributable to Rediff*	133,209	423,099	785,707

*
Company’s share of loss of the equity method investee has been determined after giving effect to the subsequent amortization on account of fair value adjustments made for the identifiable intangible assets of the equity method investees as at the date of acquisition.

As of March 31, 2011, the difference between the Company’s carrying value of its equity method investments and its proportionate share of the net assets of equity method investments is summarized as follows:

US$
Carrying value of equity method investments	540,902
Proportionate share of net assets of equity method investments	66,317

Excess of carrying value of investment over proportionate share of net assets	474,585
The excess carrying value relates to amortizable intangible assets. The amortizable intangible assets have useful life not more than five years.
During the fiscal year ended March 31, 2010, the Company impaired its investment of US$65,556 in Bigslick Infotech Private Limited, a development stage entity, after concluding that such investment was other than temporarily impaired due to discontinuous of the business.

During the fiscal year ended March 31, 2011, the Company impaired its investment of US$543,220 in Tachyon Technology Private Limited after concluding that such investment was other than temporarily impaired due to uncertainties involved and fitment with long term strategy.
8. Goodwill
The Company’s goodwill is in respect of its acquisition of India Abroad. The goodwill has been allocated to the US Publishing business, reporting unit.
The changes in the carrying amount of goodwill for the fiscal years ended March 31, 2010 and 2011 were as follows:

	For the year ended March 31,
	2010			2011
		Accumulated			Accumulated
	Gross	impairment	Net	Gross	impairment	Net
	US$	US$	US$	US$	US$	US$
As at beginning of the year	10,515,168	8,515,168	2,000,000	10,515,168	8,515,168	2,000,000
As at end of the year	10,515,168	8,515,168	2,000,000	10,515,168	8,515,168	2,000,000
On January 1, 2009, the Company assessed goodwill for impairment. As a result of the goodwill impairment test, the Company concluded that goodwill was impaired and accordingly recorded a goodwill impairment loss of US$5,314,468 during fiscal 2009 for the difference between the carrying value of the goodwill in the reporting unit and its implied fair value. The impairment resulted from a combination of factors, including the then prevailing global economic downturn, reduction in the US Publishing business segment’s projected operating results and estimated future cash flows, and decreases in revenues and earnings multiples of comparable companies in that region.
On January 1, 2010 and 2011, the Company assessed goodwill for impairment and recorded no impairment loss.
9. Intangible assets, net
The following table summarizes the carrying amount of intangible assets comprise:

	As of March 31, 2011
	Fair value at
	the date of	Accumulated	Net carrying
	acquisition	amortization	amount
	US$	US$	US$
Customer contracts	16,270	1,851	14,419
Intellectual property (consists of software and related process know-how)	3,423,682	167,012	3,256,670

Total	3,439,952	168,863	3,271,089

Customer contracts and intellectual property are amortized on a straight line basis over a period of three and seven years, respectively. The Company recognized amortization expense of intangible assets of US$168,863 in fiscal 2011. The aggregate estimated amortization expense for intangible assets for each of the five succeeding fiscal years is given in the table below:

Year ending March 31,	US$
2012	493,908
2013	493,908
2014	492,106
2015	488,501
2016	488,501
10. Other non-current assets
Other non-current assets comprise :

	As of March 31,
	2010	2011
	US$	US$
Promissory notes (including accrued interest)	2,166,919	1,100,000
Prepaid expenses	189,717	173,639
Rent deposits	280,990	324,164
Loans to employees	34,513	59,492
Other advances and deposits	145,716	68,329

Total	2,817,855	1,725,624

In fiscal 2010 and 2011, the Company subscribed to secured convertible promissory notes (referred to as the “notes”) issued by certain nonpublic companies including Runa Inc, a related party for total cash consideration of US$1,750,000 and US$250,000, respectively. These notes are convertible into equity shares of issuer of the notes at a conversion price that will be determined based on the issuance price of equity shares issued for future financing. If not converted during a specified period, as per the respective terms, notes shall be redeemed at par on maturity. In August 2010, secured convertible promissory notes of Runa Inc. amounting to US$1,300,000 were converted into equity shares resulting in an equity interest ownership in Runa Inc. of 10%.
During the fiscal year ended March 31, 2009, the Company impaired an investment in convertible debentures of US$109,842 in a development stage entity after concluding that such investment was other than temporarily impaired as a result of non viability of business model.
11. Accounts payable and accrued liabilities
Accounts payable and accrued liabilities comprise:

	As of March 31,
	2010	2011
	US$	US$
Accounts payable	1,040,123	1,464,353
Accrued expenses	3,285,436	3,188,813
Taxes payable	916,286	911,103
Employee incentive payable	885,860	771,350
Other employee payables	584,918	729,985
Other current liabilities	82,368	123,632

Total	6,794,991	7,189,236

12. Other non-current liabilities
Other non-current liabilities comprise:

	As of March 31,
	2010	2011
	US$	US$
Unearned revenues	325,676	274,342
Retirement benefits	323,550	399,341
Other liabilities	124,335	186,209

Total	773,561	859,892

13. Shareholders’ equity
Treasury shares
During the fiscal year ended March 31, 2010 the Company formed Rediff.com India Limited Employee Trust (“Trust”). The trust is controlled and administrated by senior employees of the Company. The Company is the primary beneficiary of the trust and, accordingly has consolidated the Trust. During the year ended March 31, 2010 and 2011, the Trust acquired 750,000 and 265,000 shares for a consideration of US$3,106,447 and US$1,320,158, respectively and reserved these shares for benefit of Company’s employees and directors.
14. Sales and marketing
Sales and marketing expense includes advertising cost of US$209,485, US$3,062,851 and US$1,524,086 for the fiscal years ended March 31, 2009, 2010 and 2011 respectively.
15. Related party transactions
The Company’s principal related parties are its founder shareholders, directors and companies that the founder shareholders and directors control. The Company enters into transactions with such related parties in the normal course of business. Related party transactions and balances, other than purchase of subsidiary from a principal shareholder as described in note 6, are as follows:
Repurchase of equity shares for treasury
During the fiscal year ended March 31, 2010, Rediff.com India Limited Employee Trust purchased 750,000 equity shares for US$3,106,447 from Edelweiss Finance and Investment Limited a subsidiary of Edelweiss Capital Services Ltd in which a director of Rediff is a shareholder and director.
Advertising Revenues
During the fiscal year ended March 31, 2009, 2010 and 2011, the Company earned advertising revenues of US$ Nil, US$328,815 and US$721,974, respectively, from Edelweiss Capital Services Ltd in which a director of Rediff is shareholder and director.
Product Development Expenses
During the fiscal years ended March 31, 2009, 2010 and 2011, the Company incurred product development expenses (including amount capitalized) of US$62,647, US$ Nil and US$167,833, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.
During the fiscal years ended March 31, 2009, the Company incurred product development expenses (including amount capitalized) of US$16,616 and for the fiscal year ended March 31, 2010 and 2011 US$ Nil, on account of services rendered by Eterno Infotech Private Ltd, an equity method investee.

Purchase of Convertible Promissory Note
During the fiscal year ended March 31, 2009, 2010 and 2011, the Company purchased secured convertible promissory notes (referred as “notes”) of US$ Nil, US$1,300,000 and US$ Nil, respectively, from Runa Inc. in which a director of the company is a shareholder and key management personnel. The Company has accrued interest of US$ Nil, US$16,919 and US$ Nil on these notes for the fiscal year ended March 31, 2009, 2010 and 2011, respectively. In August 2010, notes of Runa Inc. with a carrying amount of US$1,300,000 were converted into equity shares upon exercise of conversion option by the Company resulting in an equity interest ownership in Runa Inc. of 10%.
Balances with related parties include:

	As of March 31,
	2010	2011
	US$	US$
Trade account receivable for advertising revenues	154,852	341,230
Accounts payable for product development expense	—	7,226
Convertible promissory notes and accrued interest thereon	1,316,919	—
16. Retirement Benefits
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
The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2009, 2010 and 2011. The measurement date used is March 31 of the relevant fiscal year.

	2009	2010	2011
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	286,524	288,136	349,624
Acquisition	—	—	7,874
Actuarial loss (gain)	9,659	(19,112)	(16,687)
Service cost	60,933	63,183	74,660
Interest cost	28,214	32,683	36,731
Benefits paid	(27,888)	(53,452)	(22,851)
Effect of exchange rate changes	(69,306)	38,186	5,243

Benefit obligation at the end of the year	288,136	349,624	434,594

Accumulated benefit obligation was US$176,870 and US$229,022 as of March 31, 2010 and 2011 respectively.
Net gratuity cost for the years ended March 31, 2009, 2010 and 2011 comprise of the following:

	2009	2010	2011
	US$	US$	US$
Service cost	60,933	63,183	74,660
Interest cost	28,214	32,683	36,731
Recognized net actuarial loss (gain)	9,659	(19,112)	(16,687)

Net gratuity cost	98,806	76,754	94,704

The assumptions used in accounting for gratuity in the years ended March 31, 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Discount rate	9.00%	9.10%	9.00%

Rate of increase in compensation	10% for first 3 years and 7% thereafter	10% for first 2 years and 7% thereafter	10% for first year and 7% thereafter
The following benefit payments, which reflect expected future services, as appropriate are expected to be paid

Year ending March 31,	US$
2012	35,252
2013	41,232
2014	56,663
2015	56,058
2016	71,803
2017-2021	523,830
The expected benefits are based on the same assumptions used to measure the company’s benefit obligation as of March 31, 2011.
Provident Fund
Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$232,714, US$204,589 and US$252,004 for the years ended March 31, 2009, 2010 and 2011 respectively.
17. Income Taxes
The components of income before income taxes and equity in net earnings of equity method investees are as follows:

	2009	2010	2011
	US$	US$	US$
- Domestic	(5,885,632)	(6,622,537)	(4,870,380)
- Foreign	(5,199,289)	(952,846)	(898,648)

Income (loss) before income taxes and equity in net earnings of affiliates	(11,084,921)	(7,575,383)	(5,769,028)

Current income tax expense - Foreign	40,000	30,000	17,279

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in the statements of operations is as follows:

	2009	2010	2011
	US$	US$	US$
Income (loss) before income taxes and equity in net earnings of affiliates	(11,084,921)	(7,575,383	(5,769,028)
Indian statutory income tax rate	33.99%	33.99%	33.218%

Expected income tax expense (benefit)	(3,767,765)	(2,574,873)	(1,916,356)
Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense:

Employee stock-based compensation	395,857	283,210	185,741
Goodwill impairment	1,806,229	—	—
Change in valuation allowance	1,545,471	2,401,938	1,544,729
Tax in foreign jurisdictions	1,010	(149,127)	(26,208)
Others	59,198	68,852	229,373

Income tax expense	40,000	30,000	17,279

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2010	2011
	US$	US$
Deferred tax assets:
Net operating loss carry forwards	4,949,739	3,959,315
Depreciation and amortization	2,620,616	3,764,795
Allowances for doubtful accounts receivables	1,442,226	1,358,753
Retirement benefits	246,003	277,960
Minimum alternate tax credit	379,265	383,427
Others	250,829	298,108

Gross deferred tax assets	9,888,678	10,042,358
Valuation allowance	(9,888,678)	(9,908,141)

Deferred tax assets	—	134,217

Deferred tax liability:
Intangible assets		339,376

Net Deferred tax liability	—	205,159

Movements in valuation allowance:

	As of March 31,
	2010	2011
	US$	US$
Balance as at beginning of the year	10,159,291	9,888,678
Change during the year	2,401,938	1,544,729
Expired net operating carry forward losses	(1,912,578)	(1,280,512)
Utilized net operating carry forward losses and unabsorbed depreciation	(1,605,864)	—
Effect of change in tax rate	—	(313,110)
Reduction on account of unrecognized tax benefit	28,443	5,502
Effect of currency translation	817,448	62,854

Balance as at end of the year	9,888,678	9,908,141

Rediff’s net operating loss carry forwards aggregating approximately US$1,796,846 as of March 31, 2011 will expire between April 1, 2012 and March 31, 2018
As of March 31, 2011, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$2,965,000, which expire in years 2021 through 2026.
As of March 31, 2011, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$4,400,000, for federal income tax purposes, which expire in years 2020 through 2029.
Unabsorbed depreciation of US$12,108,269 can be indefinitely carried forward.
Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that a valuation allowance is required for each of the periods presented.
Recoverable taxes mainly consist of withholding tax on income from advertising services and interest income, which the Company claimed as refund.
A reconciliation of the beginning and ending amount of unrecognized tax benefits during the fiscal years ended March 31, 2010 and 2011 is as follows:

	2010	2011
	US$	US$
Unrecognized tax benefits balance at beginning of the year	43,960	21,175
Gross increase for tax positions of prior years	—	16,357
Gross decrease for tax positions of prior years	(28,443)	(5,502)
Effect of currency translation	5,658	412

Unrecognized tax benefits balance at end of the year	21,175	32,442

The Company’s two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other foreign jurisdiction. In India, tax returns from fiscal year 2009 are subject to examination by the direct taxing authority. The assessments for fiscal year 2000 onwards are subject matters of appeals with the direct taxing authorities. The Company’s U.S. federal and state tax returns pertaining to fiscal year 2008 onwards remains subject to examination in accordance with the statute of limitation prescribed by the relevant authorities.
18. Segments
The chief operating decision maker’s (Rediff’s Chairman and Managing Director) allocates resources to and assess the performance of the segments of the Company. The chief operating decision maker evaluates segment performance by profits of the segment before operating expenses.
The Company has two operating segments, namely, the India Online business and the U.S. Publishing business.
(i)
India Online business primarily includes revenues from advertising and fee-based services. Advertising includes revenues mainly from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

(ii)	US Publishing business primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers, India Abroad and India in New York.

Following are the segment results and segment assets for the years ended March 31, 2009, 2010 and 2011.

	2009			2010			2011
	India	US			US		India	US
	Online	Publishing		India	Publishing		Online	Publishing
	Business	Business	Total	Online Business	Business	Total	Business	Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	14,053,368	5,277,561	19,330,929	10,624,932	3,751,818	14,376,750	13,817,053	3,548,083	17,365,136
Fee based services	5,654,013	445,010	6,099,023	4,069,644	396,867	4,466,511	4,125,556	304,771	4,430,327

Total revenues	19,707,381	5,722,571	25,429,952	14,694,576	4,148,685	18,843,261	17,942,609	3,852,854	21,795,463

Cost of revenues (excluding depreciation and amortization)	7,511,179	2,864,552	10,375,731	7,654,344	2,460,959	10,115,303	8,299,834	2,496,145	10,795,979

Segment Results	12,196,202	2,858,019	15,054,221	7,040,232	1,687,726	8,727,958	9,642,775	1,356,709	10,999,484

Segment Assets	62,340,933	7,449,390	69,790,323	61,574,823	5,986,629	67,561,452	57,334,942	4,702,523	62,037,465

Capital expenditures	5,313,138	—	5,313,138	1,755,917	6,989	1,762,906	3,999,158	11,303	4,010,461
The following is a reconciliation of the segment results to (loss) income before income taxes of the Company for the years ended March 31, 2009, 2010 and 2011.

	2009	2010	2011
	US$	US$	US$
Segment result	15,054,221	8,727,958	10,999,484
Operating expenses (including depreciation and amortization)	(25,274,894)	(20,301,925)	(19,695,625)
Goodwill impairment	(5,314,468)	—	—
Other income , net	4,450,220	3,998,584	2,927,113

Net income (loss) before income taxes and equity in net earnings of equity method investees	(11,084,921)	(7,575,383)	(5,769,028)

The following is a reconciliation of the segment assets to the total assets as at March 31, 2010 and 2011.

	As at March 31,
	2010	2011
	US$	US$
India Online business	61,574,823	57,334,942
US Publishing business	5,986,629	4,702,523
Total segment assets	67,561,452	62,037,465

Investments in equity method investees	1,873,673	540,902
Investment, at cost	—	1,300,000
Rediff.com India Employee trust	24,920	49,288
Phone card business	80,842	12,515
Total assets	69,540,887	63,940,170
Revenues are attributed to individual countries according to the location of the customers.
Revenues derived from customers are as follows:

	Years ended March 31,
	2009	2010	2011
	US$	US$	US$
United States and Canada	5,292,299	3,964,579	3,628,056
India	19,664,404	14,584,991	17,615,686
Rest of the world	473,249	293,691	551,721

Total revenues	25,429,952	18,843,261	21,795,463

No single client accounted for 10 percent or more of the total revenues for the years ended March 31, 2009, 2010 and 2011.
Long-lived assets by location are as follows:

	As of March 31,
	2010	2011
	US$	US$
United States and Canada	2,028,856	2,030,407
India	5,460,905	5,942,188

Total	7,489,761	7,972,595

19. Concentration of credit risk
Concentrations of credit risk exist when changes in economic or geographic factors affect groups of counter parties whose aggregate credit exposure is material in relation to the Company’s total credit exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable.
The Company maintains the majority of its cash in Indian Rupees with reputed banks in India with high quality credit rating.
The Company performs ongoing evaluations to determine customer credit limit, but no collateral is required. In 2010 and 2011, approximately 85% and 91%of our accounts receivable were derived from revenues earned from customers located in India. The majority of the customers outside India are located in the United States.
20. Stock-based compensation
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
Under the terms of the 2002 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one ADS at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value of ADS and no less than 50% of the fair market value of ADS on the date of the grant.
A summary of option activity under the 2002 ESOP plan as of March 31, 2011, and changes during the year then ended is presented below:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of Options	exercise	contractual	intrinsic
Options	(in terms of shares)	price	term (year)	value
		US$		US$
Outstanding as at April 1, 2010	62,375	4.91
Forfeited	—	—

Outstanding as at March 31, 2011	62,375	4.91	2.1	629,203

Exercisable as at March 31, 2011	62,375	4.91	2.1	629,203

The total grant date fair value of stock options vested during the year ended March 31, 2009, 2010 and 2011 was US$39,415, US$ Nil and US$ Nil respectively.
There were no options granted during the years ended March 31, 2009, 2010 and 2011. There were no options exercised during the years ended March 31, 2009, 2010 and 2011.
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

Under the terms of the 2004 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one ADS at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value of ADS and no less than 50% of the fair market value of ADS on the date of the grant.
A summary of option activity under the 2004 ESOP plan as of March 31, 2011, and changes during the year then ended is presented below:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	options (in terms	exercise	contractual	intrinsic
Options	of shares)	price	term (year)	value
		US$		US$
Outstanding as at April 1, 2010	247,990	10.20
Forfeited	(7,250)	6.07

Outstanding as at March 31, 2011	240,740	10.33	5.3	1,346,420

Exercisable as at March 31, 2011	178,490	12.13	4.3	733,880

The total grant date fair value of stock options vested during the year ended March 31, 2009, 2010 and 2011 was US$889,172, US$98,325 and US$146,602, respectively.
The weighted average grant date fair value of options granted during the year ended March 31, 2010 was US$2.97. There were no options granted during the years ended March 31, 2009 and 2011. There were no options exercised during the years ended March 31, 2009, 2010 and 2011.
As of March 31, 2011, there was US$322,777 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 2.3 years. To the extent the forfeiture rate is different from what we have anticipated, stock-based compensation related to these awards will be different from our expectations.
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
Under the terms of the 2006 plans, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 20% — 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one equity share / ADS depending on the plan to which the option relates at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price for the ADR Linked Employee Stock Option Plan-2006 is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value of ADS and no less than 50% of the fair market value of ADS on the date of the grant. The exercise price for the Employee Stock Option Plan-2006 is also determined by the board (or a committee or a sub-committee of the board) and shall not be less than the face value of equity shares.

A summary of option activity under the 2006 ESOP plan as of March 31, 2011, and changes during the year then ended is presented below:

			Weighted
		Weighted	average
	Number of	average	remaining
	options (in	exercise	contractual	Aggregate
Options	terms of shares)	price	term (year)	intrinsic value
		US$		US$
Outstanding as at April 1, 2010	393,563	10.21
Granted	162,500	2.04
Forfeited	(23,875)	9.31

Outstanding as at March 31, 2011	532,188	7.76	7.8	5,071,026

Exercisable as at March 31, 2011	223,963	13.33	6.2	1,556,332

The total grant date fair value of stock options vested during the year ended March 31, 2009, 2010 and 2011 was US$991,932, US$652,911 and US$740,930 respectively.
The weighted-average grant-date fair value of options granted during the year ended March 31, 2009, 2010 and 2011 was US$9.50, US$3.34 and US$15.37, for each option, respectively. There were no stock options exercised during the years ended March 31, 2009, 2010, and 2011.
As of March 31, 2011, there was US$2,286,025 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of 3.2 years. To the extent the forfeiture rate is different from what we have anticipated, stock-based compensation related to these awards will be different from our expectations.
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2009	2010	2011
Dividend yield	0%	0%	0%
Expected term	4 years	7 - 9 years	5.5 - 7 years
Risk free interest rates	2.43%	2.83% - 3.81%	2.04% - 2.77%
Expected volatility	57.95%	70.87% - 75.5%	75.88% - 77.61%
Expected volatilities are based on the historical volatility of the Company’s stock. The expected term of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
Total stock-based compensation cost recognized under the various employee stock option plans were US$1,164,628, US$833,214 and US$559,157 for the year ended March 31, 2009, 2010 and 2011 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2009	2010	2011
	US$	US$	US$
Cost of revenues	127,731	102,635	78,559
Sales and marketing	573,068	327,758	161,506
Product development	215,073	213,337	187,378
General and administrative	248,756	189,484	131,714

21. Earnings (loss) per share and ADS
For the years ended March 31, 2009, 2010 and 2011, the following table sets forth the computation of basic and diluted earnings per share and ADS:

	Year ended March 31,
	2009		2010		2011
Net loss	US$	(11,258,130)	US$	(8,028,482)	US$	(6,572,014)
Weighted average equity shares for basic and diluted earnings (loss) per share		14,615,800		14,563,197		13,783,033
Earnings / (loss) per share
— basic		(0.770)		(0.552)		(0.477)
— diluted		(0.770)		(0.552)		(0.477)

Earnings / (loss) per ADS
— basic		(0.385)		(0.276)		(0.238)
— diluted		(0.385)		(0.276)		(0.238)
Potentially dilutive shares relating to outstanding employee stock option aggregating 78,811, 40,400 and 255,080 as at March 31, 2009, 2010 and 2011, respectively have been excluded from the computation of diluted earnings per share for these periods as their effect was anti-dilutive.
22. Dividends
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
23. Allowance for doubtful trade accounts receivables

	Balance at		Effect of	Balance at
	Beginning of	Expense /	exchange rate	end
Description	Period	Reversal	changes	of period
	US$	US$	US$	US$
Fiscal 2011	4,128,829	(144,263)	38,098	4,022,664
Fiscal 2010	3,935,812	(261,825)	454,842	4,128,829
Fiscal 2009	3,540,173	1,238,400	(842,761)	3,935,812
24. Fair value of financial instruments
The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximate their fair values due to the short- term nature of these instruments.
Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair values are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of March 31, 2011. The estimated fair value amounts as of March 31, 2011 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

25. Commitments and contingencies
As of March 31, 2011, the Company has commitment for purchase of Property Plant and Equipment aggregating US$109,017.
Commitment relating to operating leases is as below:
The Company leases office premises and residential apartments for employees under various operating leases. Certain of these arrangements have free or escalating rent payment provisions. The Company recognized rent expense under such arrangements on a straight-line basis. Operating lease expense that has been included in the determination of the net income is as follows:

	Years ended March 31,
	2009	2010	2011
	US$	US$	US$
Office premises	1,030,766	594,523	707,772
Residential apartments for employees	222,955	118,717	128,956

Total operating lease expense	1,253,721	713,240	836,728

The minimum annual lease commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

For the year
ending
March 31,	US$
2012	626,117
2013	346,649
2014	211,450
2015	217,794
2016	224,328
And there after	509,800
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
Actions Relating to Trademark Infringement
In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against Sandeep Goyal and us alleging that the depiction of images on the online game known as Indian Fantasy League started by Sandeep Goyal has been violative of the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com; (c) to render the accounts of all profits earned by the said website and damages to the tune of Rs.1.0 million (approximately US$20,000). We have filed our response to BCCI Complaint, and among the defenses we have raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based email solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions we impose on our subscribers which provides that the subscriber shall be solely responsible for producing, electronically uploading and maintaining his website and such subscriber shall ensure that all upload material shall be owned and/or properly licensed by the Subscriber and shall not adversely affect any rights of any third party. Although we believe that we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.
In February, 2006, a complaint was filed by Marksman Pvt. Ltd. against various telecom operators and internet service providers and Rediff.com alleging infringement of copyright of Marksman by way of dissemination of information relating to scores, alerts and updates and or other events happenings via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of One Day International Cricket Matches (“ODIs”) during India’s tour of Pakistan Scheduled in February, 2006. The Company have filed its response and among the defenses raised were: (a) Rediff.com along with other telecom operators and service providers have not infringed the copyrights of Marksman; (b) the information relating to scores, alerts and updates and or other events happening via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of ODIs which was being provided to subscribers was sourced from public domain and as such no exclusivity can be claimed since it falls into public domain. The one judge panel, while dismissing a request for an interim order, has directed the defendants to maintain the accounts of the SMS received during the ODIs. Marksman will have to first amend the suit to seek damages before any claim is made against Rediff.com. In 2006, Marksman has sought to amend the suit prayer to include damages. Although the Company believes that it has valid defenses to the charges, if the Company is unsuccessful after exhausting all legal remedies, the Company could be subject to monetary fines or damages.

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
The Company has not recognized any loss accrual for the litigation disputes as the Company believes that it is probable that it would be successful on resolution of the litigation. The maximum total loss relating to these disputes would be US$44,000 excluding any interest and penalty which amount cannot be reasonably estimated.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED
By:	/s/ Ajit Balakrishnan
	Name:	Ajit Balakrishnan
	Title:	Chairman and Managing Director (Principal Executive Officer)
Date: September 27, 2011

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED
By:	/s/ Jayesh Sanghrajka
	Name:	Jayesh Sanghrajka
	Title:	Vice President Finance (Principal Financial Officer)
Date: September 27, 2011