Form 20-F
period 2012-03-31
REDIFF COM INDIA LTD
filed 2012-07-31
CIK 1103783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

Mahalaxmi Engineering Estate

1st Floor, L. J. First Cross Road

Mahim (West)

Mumbai - 400016, India

+91-22-6182-0000

(Address of principal executive offices)

Swasti Bhowmick

Tel No - +91-22-6182-0000 ext 390 Facsimile - +91-22- 2445-5346

(Name, telephone and facsimile number of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each represented by one-half of one equity share, par value 5 per share	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 14,810,178 Equity Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

CROSS REFERENCE TO FORM 20-F ITEM HEADINGS

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

See “Exchange Rates”, “Selected Consolidated Financial Data” and “Risk Factors”.

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

Item 6. Directors, Senior Management and Employees

See “Management” and “Principal Shareholders”.

Item 7. Major Shareholders and Related Party Transactions

See “Principal Shareholders,” “Related Party Transactions” and “Additional Information”.

Item 8. Financial Information

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2010, 2011 and 2012 and the related three-year period ended March 31, 2012. Also see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Item 9. The Offer and Listing

See “Trading Market”.

Item 10. Additional Information

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — “Exchange Controls”, “Restriction on Foreign Ownership of Indian Securities”, “Taxation” and “Additional Information”.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risks”.

Item 12. Description of Securities Other than Equity Securities

See “Trading Market”.

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

Item 16G. Corporate Governance

See “Management — NASDAQ Corporate Governance Requirements.

Item 16H. Mine Safety Disclosure

Not Applicable

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See the Report of Independent Registered Public Accounting Firm, U.S. GAAP Consolidated financial statements and the notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2010, 2011 and 2012 and the related three-year period ended March 31, 2012.

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

In this annual report, references to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “ ” or “Rs” or “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. Our financial statements are prepared in Indian Rupees and presented in U.S. dollars except for the financial statements of our U.S. subsidiaries which are prepared and presented in U.S. dollars. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). References to a particular “fiscal” or “financial” year are to Rediff’s fiscal year ended March 31 of such year.

Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and except for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the exchange rates published by The Reserve Bank of India, as at the close of March 31, 2012 which was 51.16 to US$1.00. The translation from Indian Rupees to U.S. dollars of the information derived from our financial statements included in this annual report are based on daily rates published by the Reserve Bank of India.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions, all of which are “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

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

These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These include, but are not limited to, risks or uncertainties associated with our ability to successfully implement our strategy, our ability to successfully integrate the businesses we have acquired with our business, demand for e-commerce and changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of our market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impacts on net interest income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, general economic and political conditions in India and the United States, acceptance of new products and services, the development of broadband Internet and 3G networks in India, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices, the level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion of factors that could cause actual results to differ, see the discussions under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this annual report. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”). We undertake no obligation to update or revise this annual report in order to amend its forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian Rupee and the U.S. dollar may affect the market price of our American Depositary Shares (the “ADSs”), which trade on the NASDAQ Global Market. Such fluctuations may also affect U.S. dollar conversion made by our depositary for the ADSs, Citibank, N.A. (the “Depositary”), of any cash dividends paid in Indian Rupees on our Equity Shares represented by the ADSs.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on rates published by the Reserve Bank of India:

	Period End	Average (1)(2)	High	Low
Fiscal Year Ended March 31,
2008	39.97	40.13	43.15	39.27
2009	50.95	46.46	52.06	39.89
2010	45.14	47.36	50.53	44.94
2011	44.65	45.57	47.57	44.03
2012	51.16	48.11	54.23	43.95

Notes:

(1)	The average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	The column titled “Average” represents the average of the closing rate as at the last day of each month during the period.

The following table sets forth the high and low exchange rates for the previous six months and are based on daily closing rates published by the Reserve Bank of India:

	High	Low
Month
January 2012	53.30	49.50
February 2012	49.64	48.68
March 2012	51.31	49.15
April 2012	52.79	50.56
May 2012 June 2012	56.42 57.22	52.85 55.14

On July 25, 2012, the closing exchange rate in India was 56.37 to US$1.00

SELECTED CONSOLIDATED FINANCIAL DATA

Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2011 and 2012, and the selected statement of operations data for the fiscal years ended March 31 2010, 2011 and 2012 have been derived from our audited financial statements presented elsewhere in this annual report. The selected balance sheet data set forth below as of March 31, 2008, 2009 and 2010 and the selected statement of operations data for the fiscal years ended March 31, 2008 and 2009 are derived from U.S. GAAP financial statements which are not included in this annual report. (See note below)

	Fiscal Years Ended March 31,
	2008		2009		2010		2011		2012
	(in US$ thousands, except per share data)
Statement of Operations data:
Revenues		32,249		25,429		18,843		21,795		19,942
Cost of revenues		9,699		10,376		10,115		10,796		10,774
Operating expenses		24,669		30,589		20,302		19,696		20,006
Net (loss) income		4,908		(11,258)		(8,028)		(6,572)		(7,677)
Earnings (loss) per Equity Share – basic	US$	0.336	US$	(0.770)	US$	(0.552)	US$	(0.477)	US$	(0.558)
Earnings (loss) per Equity Share – diluted	US$	0.332	US$	(0.770)	US$	(0.552)	US$	(0.477)	US$	(0.558)
Weighted average number of equity shares
- Basic		14,607		14,615		14,563		13,783		13,759
- Diluted		14,772		14,615		14,563		13,783		13,759

	As of March 31,
	2008	2009	2010	2011	2012
	(in US$ thousands)
Balance Sheet Data:
Current assets	74,208	54,345	52,244	45,804	32,073
Current liabilities	10,570	6,927	8,161	8,773	6,530
Total Liabilities	11,699	7,605	8,935	9,838	7,732
Total assets	101,422	71,612	69,541	63,940	50,468
Total shareholders’ equity	90,150	64,007	60,606	54,102	42,736

Note:

The selected consolidated financial data set forth above should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those statements included elsewhere in this annual report.

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

Risks Related to our Business

We face significant competition in India market for users, advertisers, publishers and distributors, principally from Google, Yahoo, Facebook and MSN and also from other traditional media companies and a host of other smaller competitors

We face significant competition from Google, Yahoo, Facebook and MSN, each offering an integrated variety of internet products, advertising services, technologies, online services and content in a manner similar to us.

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

Some of our existing competitors and possible additional entrants may have greater brand recognition for certain products and services, more expertise in a particular segment of the market, and greater operational, strategic, technological, financial, personnel, or other resources than we do. In addition, Google, Yahoo, Facebook and MSN have access to considerable financial and technical resources with which to compete aggressively, including funding future growth and expansion investing in acquisitions and in research and development. Further, emerging start-ups may be able to innovate and provide products and services faster than we can. In addition, competitors may consolidate with each other or collaborate, and new competitors may enter the market.

We are also subject to competition from companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to our customers or potential customers. There has also been a trend toward industry consolidation so our smaller competitors today may become part of larger competitors in the future.

We may also face competition from companies engaged in providing mailing services to mobile users. Some of our existing competitors and possible additional entrants may have greater brand recognition for certain products and services and greater operational, strategic, technological, financial, personnel, or other resources than we do. In addition our e-commerce services face competition from the existing leading e-commerce companies who have significantly greater financial resources, longer operating histories and more experience in attracting and retaining users and managing customers than we do.

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

If our competitors are more successful than we are in developing compelling products or services or attracting and retaining users, advertisers, publishers, developers, or distributors, our revenues and potential growth rates could decline. In addition, new competitors may enter the market which may adversely impact our financial performance.

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

Our future results and growth prospects may be materially and adversely affected if our expansion into new business segments and verticals is not successful

We, as part of our growth strategy have, from time to time, entered into new internet business segments by leveraging our large internet user base to generate additional revenue streams. For each new internet business or segment we enter into, we may face competition from existing leading players in that business. Further the operating and marketing challenges of the new internet business segment(s) may be different from those that we currently face. If we cannot successfully compete and meet the challenges in the new internet business segment(s), we may not be able to recover costs incurred for developing and marketing new businesses and accordingly our future results and growth prospects may be materially and adversely affected.

Our business could be disrupted if our investment in new products, services, technologies and new business strategy is not successful, as our current plans for growth depend in part, on the further development of broadband Internet and 3G and 4G networks in India

We have invested significantly in the development of new products, services, technologies and new business strategies and will continue to invest in the future. Such investment may involve significant risks and uncertainties including but not limited to inadequate returns on capital on our investments, and any such distractions of management from current and future operations. On account of the inherent risk involved in such investment, we offer no assurance that such investment(s) will be successful and will not adversely affect our reputation, financial condition and operating results.

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

The growth of the telecom and mobile industry in India will be a significant factor in determining whether we can grow our business. As with many developing nations, the fixed line telecommunications infrastructure in India is not fully developed. Although this industry has been opened for private sector participation, service levels remain inferior to service levels in most developed countries. Further, telephone penetration rates, measured by the number of telephone lines per one thousand persons in India, are low when compared to most developed countries. In addition, limitations in network architecture in India sometimes limit Internet connection speeds to 28 Kbps or less, which are less than the 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speed on direct satellite links, digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers and reduce our desirability to online advertisers.

Further, our growth could be limited by the cost of obtaining hardware, software and communications links necessary to connect to the Internet in India. If much of India’s population is not able to afford access to the Internet, it may be difficult for us to execute our business strategy.

In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, broadband penetration rates in India are very low compared to other developed countries. According to the Telecom Regulatory Authority of India (the “TRAI”), India had an estimated broadband subscriber base of 13.79 million in March 2012, which has increased by double digit percentages over the past year. If the broadband and telecom industry in India fails to register significant growth, however, as has been experienced by other developed countries, our potential growth may also be affected.

If we are unable to develop new services or enhance existing services in anticipation of our users’ needs, our users’ level of engagement with our services may decline and our business could suffer as a result.

Our success is dependent, in part, on our ability to anticipate customers’ needs in advance and develop new services or enhance the existing services to fulfill those needs, on a cost-effective and timely basis. On February 21, 2012, we formally launched “Rediff Real Time News Search” an innovative news search engine which delivers fresh and recent news from India and the world. The service not only delivers fresh, recent news but also predicts user search terms and returns results within milliseconds of a query being made. Very recently we launched “rediff LOCALNEWS” helps user to explore any area within the map and see news from cities and localities around that region. We also launched “rediff WEBPro” a web solutions for professionals. The development and implementation of such services and any new services including the enhancement of existing service(s), entails significant technical and business risks. There can be no assurance that we will successfully implement new services or that any of our new products or services will be accepted by our users.

New technologies are giving rise to new business opportunities, such as in local search and social networking. We believe that much of our future growth will depend on our ability to seize upon these opportunities and successfully launch new products and services, and our ability to retain or improve the level of user engagement with our services. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, our business and our future financial performance could be materially adversely affected.

Our strategy of acquiring businesses to complement our existing market offering may fail

As part of our growth strategy, we have made selective strategic and opportunistic acquisitions of businesses that complement our existing market offering. Such acquisitions may involve uncertainties and risks, including but not limited to, government regulations, diversion of resources and management attention, costs and difficulties of integrating acquired businesses and managing a larger business, unforeseen liabilities and ongoing financial obligations.

If we fail to address such risks successfully, it may have a material adverse effect on our financial condition and growth prospects. Further such acquisition(s) would require a significant amount of capital investment which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we fund the acquisition or acquisitions through the use of our equity securities, we may dilute the value of our ADSs and the underlying ordinary shares.

More individuals are utilizing non-PC devices to access the Internet, and versions of our services developed for these devices might not gain widespread adoption by the devices’ users, manufacturers, or distributors. or might fail to function as intended on some devices.

The number of individuals, who access the Internet through devices other than a PC, such as mobile telephones and related “smartphones” or “tablet-based” devices, has substantially increased and the trend is likely to continue. Our services were originally designed for rich, graphical environments such as those available on the desktop and PC. The different hardware and software, memory, operating systems, resolution, and other functionality associated with alternative devices may make our services unusable or difficult to use on such devices, and the versions of our services developed for these devices may not be compelling to users, manufacturers, or distributors of alternative devices. Similarly, the licenses we have negotiated to present third-party content to desktop and PC users may not extend to users of alternative devices. In those cases, we may need to enter into new or amended agreements with content providers in order to present a similar user-experience on the new devices. The content providers may not be willing to enter into such new or amended agreements on reasonable terms or at all.

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

We are exposed to the risk of fraudulent clicks and other invalid clicks on our ads from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to link to the underlying content, such as inadvertent clicks on the same ad twice and clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on an ad displayed on a website for a reason other than to view the underlying content. An increase in click fraud or invalid clicks could cause our advertisers to lose confidence in the effectiveness of our services, which could negatively damage our brand and impact our performance.

New technologies could block our ads, which would harm our business.

Technologies have been developed that can block the display of industry ads, as well as our own. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could adversely affect our operating results.

The ongoing global slowdown, especially in India and the United States, could continue to negatively impact revenues from some of our key customers and thus, negatively impact our business.

We are dependent on the health of the Indian and U.S. economies. A continued slowdown in the United States and Indian economies or an overall reduction in consumer and business spending could have a material adverse impact on our business and our prospects.

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

A significant portion of our Indian advertising revenues include revenues from BFSI segment and from other Internet companies, including those engaged in the business of jobs, travel, matrimonial, real estate and online shopping. Some of these companies are startups without proven long-term business models and are dependent on external funding for future growth. These companies have been adversely affected by the global economic slowdown and this has resulted in lower online advertising revenues in the past. While general economic conditions have recently improved compared to the heart of the global economic recession, the robustness and pace of the global economic recovery remains uncertain and there is no assurance that these and other segments will recover from the impact of the recession, succeed in raising financial resources and increase online advertising spends.

Further, a future slowdown in the Indian and U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, which may have an adverse effect on our financial condition and operating results.

Our publication business in the United States and Canada faces competition and industry wide declines

Our publication business in the United States and Canada faces competition from not only Internet-based publications but also from other publications targeted at Indian-Americans and from television channels featuring Indian news and programming. In addition, competition to provide news and information regarding India or content that is of interest to Indian-Americans in these markets for paying subscribers for our India Abroad newspaper, which is subscription-based, is intense due to the presence of other paid newspapers such as News India Times, Indian Express and India West among others. Further, our publications also face competition from free newspapers and from electronic media, such as television channels dedicated to Indian news and programming and online publications and services. If our U.S. and Canadian publishing businesses are unable to successfully compete, our results of operation could be adversely affected.

A slowdown in economic growth, in particular, a slowdown in the growth of companies that advertise products or services targeted at Indian-Americans, may also reduce advertising revenues for our U.S. publications. Further, as is the case with our contracts with online advertisers, our contracts with advertising customers for our India Abroad business usually do not commit them to continue to provide us with a specific volume of business and can typically be terminated by them with or without cause, with little or no advance notice and without penalty. Any of these factors could have an adverse effect on our business and our future financial performance.

We may be required to record a significant charge to earnings if our goodwill, long lived assets, or investments in equity interests become impaired

We are required under generally accepted accounting principles to test goodwill for impairment at least annually and to review our long lived assets and investments in equity interests for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and long-lived assets include significant adverse changes in the business climate and declines in the financial condition of our business. Factors that could lead to impairment of investments in equity interests include a prolonged period of decline in the operating performance of, or adverse changes in the business outlook of the company in which we invested. With the advent of online news sites, print publications in the United States have started facing pressures on revenue and could face prospects of a substantial diminution of their asset values. Our online businesses in India and the United States have been facing pressures on account of the economic slowdown and increasing competition for online revenues. We have recorded in the past and may be required in the future to record additional significant charges to earnings if a portion of our goodwill, long-lived assets, or investments in equity interests becomes impaired. Any such charge would adversely impact our results of operations.

We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability

We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2012, we had an accumulated deficit of approximately US$76.27 million. We incurred a net loss of US$7.68 million for the fiscal year ended March 31, 2012. We may in the future incur additional net losses and negative operating cash flows.

In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment.

We have incurred and in the future may incur expenses in connection with acquisitions and investments. Accordingly, we will need to generate significant additional revenues in order to become profitable and may not be able to do so. Our business model is not yet proven in India or the United States, and we cannot assure you that we will achieve profitability or that we will not incur operating losses in the future. If we are unable to achieve profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of investments in our company would likely decline.

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

Increasing consumer resistance to online advertising may result in loss of revenues

There is a growing consumer resistance to intrusive advertising online. In our desire to improve the user experience on our site. We have reduced the number of advertisements served on our site and in particular, eliminated all advertising from our home page. As a consequence of this we experienced a decline in our advertising revenues and expect the same to continue. Although we are hopeful that a better user experience will lead to a higher number of users over time. We can however give no assurances that this will happen. If we are unable to compensate for the loss of advertising revenues from such restriction with incremental revenues due to increased user traffic, our results of operations could be materially adversely impacted.

Our quarterly operating results may fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause the price of our ADSs to decline

Our quarterly results have fluctuated significantly in the past and may continue to fluctuate significantly in the future based on a variety of factors. These factors could affect our both near and long-term performance. Some of these factors include but are not limited to:

•	increased competition;

•	slowdown in the Indian and global economies;

•	lower than expected revenues from one or more of our customers;

•	changes in prices for our product and service offerings;

•	increases in personnel, marketing and other operating expenses;

•	our ability to attract new users and to retain existing users at reasonable costs;

•	our ability to adequately maintain, upgrade and develop our website, our computer network and the systems that we use to process customer orders and payments;

•	the timing of our expansion plans in India and other geographic markets;

•	seasonality in retail sales;

•	technical difficulties, system or website downtime or Internet service disruptions; and

•	entry into new businesses or development of new products or services requiring substantial investments.

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

We may not be able to grow our business if online advertising in our markets does not expand

Our business strategy depends heavily on the anticipated growth of online advertising in our markets and the growth of our revenues depends on increased revenues generated by online advertising. We anticipate that a high portion of our future revenues will continue to be derived from online advertising on our website. Online advertising is an evolving business and our ability to generate and maintain significant advertising revenues will (among other factors) depend on:

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

The loss of one or more significant advertisers could adversely affect our revenues

We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2012, our top ten advertisers in India accounted for approximately 24% of our India Online Advertising revenues and concentrate 44% of India receivables. For the same period, for our US Publishing business, our top ten advertisers contributed approximately 16% of total US Publishing revenues. Any failure to meet advertiser expectations could result in cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering of our systems

Our online businesses rely heavily on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure, such as telephone lines leased from service providers. The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation, and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include but are not limited to:

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

While we have taken steps to improve security and network reliability we have limited backup systems and redundancy. The failure of these backup systems could lead to the disruption of our services and the loss of important data. We have suffered temporary service outages in the past from time to time that have resulted in a disruption of our services. Future disruptions or the occurrence of any of the foregoing factors may result in users being temporarily unable to access our services. Any sustained disruption will reduce the number of visitors to our website and could have a material adverse impact on the transactions handled through our website. Such disruptions could also reduce the number of advertisers and online shopping on our site and materially affect our operating results, which may lead to a decline in the market price of our ADSs.

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

We may not benefit from our acquisitions and investments and our acquired businesses could increase our net losses

We have made several strategic and opportunistic acquisitions and investments in order to penetrate new markets generate additional revenue streams and provide value-added services to our users. We may, if opportunities arise, acquire or invest in developing products, technologies or companies in the future. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Lack of success in our acquisition and investment strategy could result in significant write-offs relating to such acquisitions and investments and thus, adversely impact our financial performance. Such transactions are accompanied by a number of risks, including:

•	the failure to identify operating weaknesses of the acquired business during the course of due diligence and negotiations of these transactions;

•	the difficulty of assimilating the operations, third-party relationships and personnel of the acquired companies with our operations;

•	diversion of management time and focus from operating our business to acquisition integration process;

•	the difficulty of incorporating acquired technology, software or content into our products, and unanticipated expenses related to such integration;

•	the impairment of relationships with employees and customers as a result of any integration of new management personnel;

•	the potential unknown liabilities associated with acquired businesses;

•	the failure to develop successfully new products or technologies;

•	the failure to popularize such products or technologies and/or derive expected revenues therefrom;

•	unfavorable changes in business environment and government regulations;

•	unfavorable changes in accounting rules and guidelines relating to our acquisitions;

•	the failure of companies in which we invest to raise sufficient capital to maintain their business;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	retention of employees from the businesses we acquire; and

•	litigation or other claims in connection with the acquisition or investment, including claims from terminated employees, customers, former stockholders, or other third parties.

Any or all of our future acquisitions may face similar risks and we may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.

Our business and growth will be impaired if we are unable to retain our existing key personnel and hire additional skilled employees

We are dependent on certain key members of our management team. In particular, our success depends upon the continued efforts of our Chairman and Managing Director, Ajit Balakrishnan. We do not carry any key employee insurance. All of our employees are located in India and the United States, and each may voluntarily terminate his or her employment with us. Our planned activities will require additional expertise in sales and marketing, technology and other areas. The labor market for skilled employees is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and may lead to the diversion of resources. We may not be able to continue to retain existing personnel or identify, hire and successfully integrate additional qualified personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional or replacement qualified personnel, could impair the growth of our business.

We are dependent on our agreements with mobile service providers for service delivery and fee collection

Our mobile value added services, depend mainly on the cooperation of a large number of private and government mobile phone operators who have the necessary licenses to provide mobile services to consumers across various states/cities in India. We rely on all of these mobile phone operators to provide network and gateways for our mobile value added services. We also utilize their billing systems to collect service fees from customers. Certain of these mobile phone operators also provide services to their customers (such as the downloading of ringtones), which compete with the mobile services we offer. This may make them less eager to cooperate with us. If any or all of these mobile service providers encounter technical problems, or if they refuse to cooperate with us or reduce fees payable to us, our ability to provide mobile services may cease or be severely disrupted, which may have a significant and adverse impact on our future operating results.

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

We depend on mobile operators to reach out to their customers

We have arrangements with most Indian mobile operators which allow the customers of such mobile operators to download ringtones, wallpapers and other products from our servers. These customers can also access information relating to news, business and other information from us by using short messaging services. Some operators permit us to selectively send SMS messages, advertising our mobile products to a section of their customer base. The Telecom Regulatory Authority of India (“TRAI”) framed rules to prevent unsolicited commercial communications to mobile phone users who sign up for a “Do Not Disturb” registry. Subsequently, recently TRAI has directed operators to get written consent from users for activating value-added services (VAS) such as call ring back tone and hello tunes on their mobile phones. These and any other regulatory actions may have a material adverse impact on our future mobile VAS revenues.

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

For information regarding pending litigation filed against us, please see “Business — Litigation and other legal matters” in this annual report.

We may be liable to third parties for information uploaded on or retrieved from our website

We could be exposed to liability for content that may be accessible through our website or content and materials that we develop or that our users may upload or post in our social networking sites, message boards, chat rooms, blogs or via our other interactive services. For example, we are a party to a criminal writ petition filed in the High Court of Mumbai, India, which alleged that we, through our website, www.rediff.com, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material.

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

It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. Please see the section entitled “Business — Litigation and other legal matters” in this annual report for more information on the litigation described above.

We also offer Internet-based e-mail services, which could expose us to potential liabilities or claims resulting from:

•	unsolicited e-mail;

•	lost or misdirected e-mail;

•	illegal or fraudulent use of e-mail;

•	interruptions or delays in e-mail service; and

•	loss or deletion of data stored in mailboxes.

Our video sharing platform called iShare allows members to upload and share music, videos and photos. Under our terms of use, our members are responsible for their accounts and must agree and undertake not to post or upload any material that violates or infringes any copyright or other privacy laws and acknowledge that Rediff.com assumes no responsibility for the contents accessed or uploaded through this service. Nonetheless, we could be subject to litigation within or outside of India which could include civil or criminal prosecution and civil liability. Defending such litigation could involve substantial management time and cost and we can give no assurance that we would succeed in defending any such litigation.

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

For information regarding pending litigation filed against us, please see “Business — Litigation and other legal matters” in this annual report.

If we are unable to provide innovative search experiences and other services that generate significant traffic to our Websites, our business could be harmed, causing our revenues to decline.

Internet search is characterized by rapidly changing technology, significant competition, evolving industry standards, and frequent product and service enhancements. We must continually invest in improving our users’ search experience — including improving the relevance of our search results, as well as presenting users with a search experience that is responsive to their needs and preferences in order to continue to attract, retain, and expand our user base. We currently deploy our own technology to provide search results on our network and failure to keep pace with industry and/or develop new innovative search offering could adversely impact our operating results.

We may be liable to third parties for the products they purchase online

Consumers may sue us if any of the products or services offered on our website’s marketplace are defective, fail to perform properly and/or injures the user. Although our agreements with manufacturers and distributors whose products are displayed on our website’s marketplace typically contain provisions intended to limit our exposure to such liability claims, these provisions may not be sufficient to limit all of our liability from such claims. Product warranties are the responsibility of those who sell products on our website’s marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase. Liability claims could require us to spend a considerable amount of resources, time and money in litigation and to pay significant damages. Allegations of impropriety, even if unfounded, or poor service provided by manufacturers and distributors on our website’s marketplace, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

For information regarding pending litigation filed against us, please see “Business — Litigation and other legal matters” in this annual report.

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

Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers

We collect personal data from our user base in order to better understand our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or e-mail address, with third-party databases to generate comprehensive demographic profiles for individual users. However, if we are unable to construct demographic profiles for Internet users because users refuse to give consent, we will be less attractive to advertisers and our business may suffer.

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

We may not be able to manage our operations effectively if we grow, which could harm our business

We anticipate expansion of our business in India as we address growth in our customer base and market opportunities. In order to manage the expected growth of our operations and personnel, we will be required to improve existing and implement new operational and financial systems, procedures and controls, and to expand, train and manage our employee base. Further, our management will be required to maintain and expand our relationships with various other partners, including but not limited to, mobile phone operators, Internet and other online service providers and other third parties necessary to operate and grow our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations or that such relationships will be maintained or developed.

Currency exchange rate fluctuations may adversely impact our operating results and financial condition

The exchange rate between the Indian Rupee and the U.S. dollar has fluctuated substantially both historically and in recent years, and could continue to fluctuate substantially in the future. Our Indian revenues are translated into US Dollars for reporting purposes at average annual U.S. Dollar/Indian Rupee exchange rates which are computed by us based on daily closing rates published by the Reserve Bank of India. If the Indian Rupee depreciates further, such depreciation may adversely affect our reported revenues, and operating results in US Dollars.

Additionally, because a substantial portion of our cash and cash equivalents is currently held in Indian Rupees, devaluation or depreciation of the value of the Indian Rupee will adversely affect the value of our cash reserves in foreign currency terms. In addition, our market valuation could be materially adversely affected by the devaluation of the Indian Rupee if U.S. investors analyze our value and performance based on the U.S. dollar equivalent of our financial condition and operating results.

A small group of our existing shareholders control our Company and may have interests which conflict with those of our other shareholders or owners of our ADSs

As of March 31, 2012, our six largest shareholders beneficially owned an aggregate of approximately 63% of our Equity Shares.

As a result, such shareholders could act collectively to exercise control over most matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions among other matters. Under Indian law, a simple majority is sufficient to control all shareholder action except for those items which require approval by a special resolution. In case of a special resolution, approval of three-fourths of the shareholders present and voting is required. Examples of actions that require a special resolution include:

•	amending our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuance to existing shareholders;

•	commencing any new line of business; and

•	commencing liquidation.

Further, Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (formerly Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as a Director and as our Chairman so long as they hold, singly or jointly, not less than 10.0% of our issued, subscribed and paid-up capital. Mr. Balakrishnan currently serves an indefinite term as a Director and is not required to retire by rotation.

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

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as the laws of the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly and may not ultimately prove successful which could have an adverse effect on our financial result.

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

The limited installed personal computer base in India limits our pool of potential customers and restricts the growth of our business

The market penetration of, or access to, personal computers, or PCs, and, consequently, the Internet in India is far lower than in the United States. Alternate methods of obtaining access to the Internet, such as through mobile phones, cable television modems or set-top boxes for televisions, although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we may not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

The success of our e-commerce platform depends on its acceptance and growth in India, which is uncertain

Many of our existing and proposed products and services are designed to facilitate e-commerce in India, and demand and market acceptance for these products and services by consumers is highly uncertain. Critical issues concerning the commercial use of the Internet, such as legal recognition of electronic records, validity of contracts entered into through the Internet and the validity of digital signatures, are governed in India by the Information Technology Act, 2000 (the “IT Act”). In addition, many Indian businesses have deferred deploying e-commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	lack of legal infrastructure relating to e-commerce in India;

•	lack of security of commercial data such as credit card numbers;

•	low number of Internet users in India; and

•	low levels of credit card penetration in India.

If usage of the Internet, credit cards and e-commerce in India does not substantially increase and the legal infrastructure and network infrastructure in India are not further developed, we are not likely to achieve significant growth of our e-commerce products and services which could adversely impact our operating result.

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

In connection with this annual report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2012, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. Our efforts to comply with laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, if we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Risks Related to Investments in Indian Companies

We are incorporated in India, and a large part of our assets, business operations and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by social and economic developments in India and the policies of the Government of India, including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls among other matters.

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

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including those between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Hostilities and tensions may occur in the future and on a wider scale. Also, since 2003, there have been military hostilities and continuing civil unrest and instability in Iraq, Afghanistan, Egypt, Libya, Syria and other part of Middle East. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

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

We cannot assure you that equity or other forms of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of anticipated or unanticipated opportunities, develop or enhance our infrastructure and services, or otherwise respond to competitive pressures would be significantly limited. Our business, operating results and financial condition could be adversely affected by any such limitation.

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

If we move forward with such an acquisition outside of India, we cannot assure you that we will be able to obtain any required approval from the Reserve Bank of India and/or the Government of India. Our failure to obtain approval from the Reserve Bank of India and/or the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively impact our business and prospects.

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

Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for a renunciation in favor of a resident of India of rights to subscribe to equity shares pursuant to a rights offering or for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, unless the sale breaches the pricing guidelines laid down for this purpose by the RBI, which specify that where the equity shares of an Indian company are not listed on a stock exchange in India, the transfer of shares shall be at a price not less than the fair value to be determined by a SEBI registered Category –I Merchant Banker or a Chartered Accountant as per the discounted free cash flow method. The price per share arrived at should be certified by a SEBI registered Category-I-Merchant Banker/Chartered Accountant.

Our management has broad discretion in using the proceeds from our securities offerings and cash from operations and therefore investors will be relying on the judgment of our management to invest those funds effectively

Our management has broad discretion with respect to the use of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2012, we held approximately US$25 million as cash and cash equivalents and short term deposits with banks on which we are earning interest.

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

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Equity Shares to adverse tax consequences

We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ended March 31, 2012 However, there is no guarantee that the Internal Revenue Service will agree with our determination. Moreover, it is uncertain whether we will be classified as a PFIC for any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. We currently maintain a significant amount of passive assets, including cash, which contributes significantly to the risk that we may be or become classified as a PFIC. If we do not spend substantial amounts of our liquid assets for business development purposes or if our market capitalization does not substantially increase, we may also be classified as a PFIC for one or more future taxable years. If we are or become classified as a PFIC, United States investors holding our ADSs or our Equity Shares may be subject to penalizing tax and interest charge rules on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares

The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2012, we had an aggregate of 14,810,178 Equity Shares outstanding. Of the outstanding Equity Shares, 9,295,956 ADSs, representing 4,647,978 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

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

BUSINESS

Overview

Our legal name is Rediff.com India Limited and our commercial name is Rediff.com. We were incorporated in India on January 9, 1996 as Rediff Communication Private Limited under the Indian Companies Act. We converted to a public company on May 29, 1998. On February 15, 2000, we changed our name to Rediff.com India Limited. Our principal office is located at Mahalaxmi Engineering Estate, 1st Floor, L.J. First Cross Road No-1, Mahim (West), Mumbai 400 016, India, and our telephone number is +91-22-6182-0000. Our Internet address is www.rediff.com.

We are a leading Internet destination in India, focusing on providing world-class online business and consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail, news and information channels, community features including a social networking platform, photo/video and music sharing capabilities, local search, and mobile and online marketplace services. We have also launched new offerings for the mass-Indian market, including our flagship mobile email service RediffMail NG and Deal Ho Jaye!, a group deals initiative providing localized deals for consumers. Recently we have re-launched our Web hosting and Business Email service under the WebPro brand, offering an affordable and easy to use way to set up an own domain-name email service plus a web presence with video streaming and e-commerce facilities. Early this year, we launched a real-time news search service, news search engine, that delivers fresh and recent news sourced from over 30,000 news sites from India and the world.

We also publish two weekly newspapers, “India Abroad” and “India in New York”. These news publications are targeted at the Indian-American community based in the United States and Canada.

In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and expenses, and we listed our ADSs on the NASDAQ Global Market (formerly the NASDAQ National Market). In November 2005, we issued an additional 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on the NASDAQ Global Market. Our ADSs are listed and traded on the NASDAQ Global Market under the ticker symbol REDF. The net proceeds of our ADS offerings have been used by us, and in future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, to improve the technological capabilities of our company, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.

On November 26, 2010, we acquired Vubites India Private Limited (“Vubites”) for approximately US$0.30 million in cash and the assumption of a $2.7 million loan. Vubites helps small and local businesses advertise on national TV channels within their cities to reach their target audiences.

Our Markets

We believe that the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet market and mobile phone user base, improvements in the broadband infrastructure the mass-Indian market and particularly in highly populated areas, the evolution of adequate online payment mechanisms in India, a consequent increase in online advertising and fee based revenues, and our ability to capture a sizeable share of any increases in market revenues.

The growth of the user base for Internet and mobile phones, in turn, is dependent on Indian government policies that facilitate a competitive and financially healthy telecom industry policies that stimulate broadband Internet investments by telecom companies. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to the private sector and foreign capital, establishing independent regulatory authorities and reducing taxes on personal computers and mobile phones.

We expect that the growth of the Internet market in India will be driven by an increase in broadband subscribers. The number of such scribers stood at 13.79 million as of March 2012 (source: TRAI). The government of India has set a target of reaching 160 million broadband subscribers by 2014 (source: TRAI) and is planning to spend 650 billion over two years to lay an optical fibre network to reach all areas of India (source: TRAI Recommendations on National Broadband Plan 2010). On the other hand, the Indian mobile phone user base, which stood at 919 million as at March 31, 2012 (source: TRAI), continues to grow at a fast rate, witnessing a growth of 13% during the fiscal year ended March 2012 over the corresponding previous year (source: TRAI estimate).

The growth of our international business, particularly our US operations, is dependent on our ability to launch new services that appeal to our worldwide user base, which consists principally of Indians living outside India and potential new users of our service, as well as revenue growth from our weekly newspapers, India Abroad and India in New York.

Our growth is also dependent on general economic conditions in all our markets, particularly India and the United States, and on the pace of economic expansion in India and other emerging markets where we do business.

Our Opportunity

In India Internet access and usage through PCs and mobile phones is still at an early stage of development and adoption. Given the demographics in India and market dynamics, primarily driven by Government of India and private sector investment in the Indian market, we believe that over time, there will be growth in demand for the services provided by our Company. We believe our opportunities are driven by the following factors, among others:

•	We are an early entrant in the Indian Internet market and our brand continues to be recognized and trusted by Indian Internet users;

•	We offer services based on contemporary technology, thus making them easy to use and accessible through both PCs and mobile phones, as well as tablet-based devices that have Internet capabilities;

•

We are one of the few Internet companies in India offering comprehensive website services, including but not limited to, e-mail, search, social media, community features, blogs, news, daily deals and online shopping;

•

We expect the growth of e-commerce in India to be fueled by anticipated improvement in broadband access, online payment infrastructure and distribution and fulfillment facilities, an increase in credit and debit card penetration rates, and the development of alternative payment mechanisms for online purchases, such as cash on delivery; and

•

We expect growth over time in Internet access in India through PCs, mobile phones and other mobile devices such as tablets, further fueled by the recent issuance of 3G licenses in India and the expected roll out of both 3G and 4G services.

We believe that as an operator of a website with a large number of users, we are well positioned to benefit from the anticipated growth of revenues generated from these services.

Our Strategy

We are focused on providing a full range of culturally relevant online products and services to Indians living in India and other parts of the world. We intend to continue this strategy, and may from time to time introduce new products and services or make strategic investments in related area to further increase our brand name recognition and our user base and grow both our top and bottom-lines. Such products and services may include but may not be limited to:

•

Online advertising services on our Rediff.com website, revenues from which currently account for a significant portion of our India Online business. These include banner advertising, performance based advertising, e-mail and text link campaigns, the sponsorship of online events and rich media ad formats. Our target client base for advertising and sponsorships include global companies doing business in India, domestic corporations and both small and medium sized enterprises.

•

Our new offering, Rediff Deal Ho Jaye!, an advertising service for small and local advertisers. The service was recently introduced in 40 Indian cities. With Rediff Deal Ho Jaye !, merchants now have the ability to take advantage of Rediff.com’s reach throughout India, to generate new business by offering special discounts and promotions on Rediff DealHoJaye!. The Rediff Deal Ho Jaye! offering enables consumers to discover new services and experiences in their city, such as restaurants, spas, hotels, healthcare, tattoos, hobby classes, adventure sports and other local attractions across 70 categories and at 30-60% discounts, helping them make the most of their quality time with their family and friends. In addition to traditional online payment options, Rediff also enables users to pay by cash on delivery of deal coupons to their doorstep. This is deliverd through our extensive network of third-party logistics partners. The primary objective of introducing this mode of payment is to make it easy for a large number of users without credit cards or Internet banking facilities to buy from Rediff Deal Ho Jaye!.

•

Community and social networking platforms, which connect people through an online network. Our social networking initiatives are centered around the availability of individualized “MyPage web page” for each user of our service. Our other community products and platforms include Get Ahead, Q&A and Rediff Blogs. We believe our video, audio/music and photo-sharing platform, iShare, holds significant brand recognition throughout India and that our position in this market, as evidenced by our user base, makes Rediff a market leader in this category. We are also a leading provider of free e-mail communication services which we provid in many Indian languages.

•

News and information services, including breaking news, our money channel Moneywiz, message boards for users to post their opinions, a facility for users to personalize news to suit their interests, and periodic newsletters distributed to users via email. Our news and information channels cover politics, business, entertainment and sports among other categories of interest.

•	Mobile value added services, include facilities for downloading ringtones, mobile games, wallpapers, chat and e-mail. We provide these services for 2G, 2.5G and 3G mobile services.

•

In India, the growth of free webmail is being slowed by the growth of social network-based and mobile phone SMS-based messaging. However, the usage of paid email services for businesses is gaining traction with most, if not all businesses in our target market deeming it necessary to have email addresses based on their own respective domains. Such mail services for enterprises require sophisticated administration facilities as well as mobile phone-based access to mail. Rediff has long been one of the leading players in India in both free webmail and the paid enterprise mail business. To address growth in the paid email segment we recently re-tooled our product offerings under the brand “Rediff WebPro” which offers an affordable and easy to use way to set up an own-domain-name email service plus a web presence with video streaming and e-commerce facilities. With this offering, we intend to address the 30 million micro, small and medium sized enterprises that the Ministry of Medium and Small Enterprises estimates to exist in India.

•	Search services, including web search facilities as well as services to locate local information on domestic airfares, train fares, job listings, images and products, among others.

•

Online shopping services, including a platform for merchants in India to create online shops and ways for consumers to explore the wide product range available on our site, conveniently place orders, track their packages and rate merchants, among other functions. We believe that not only do we offer the widest range of payment options available to our Indian consumers, but that we also have one of the largest delivery coverages of any online shopping sites in India. We are positioning ourselves to be a continued leader in the e-commerce and online shopping space in India. Over the past year there have been multiple private equity-led startups in India offering a wide range of products at considerable discounts. This has attracted a large number of consumers online and helped grow the demand for online products generally. To capitalize on this growing demand, Rediff has added more merchants to its marketplace (from 230 to 400) and extended its product range to over 100,000 products, along with making improvements in the search and browse functionality of our website. We have also added voice-based call center support.

Our India Online Business

Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 16.7 million monthly active users in India and 19.9 million monthly active users worldwide, as reported by ComScore Media Metrix (March 2012 report) we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

Information and Content

We deliver information and content to our users in an easy to use interface. The information and content channels currently available to our users include news, business, movies, cricket/sports and several other topics of interest. We currently offer this information and content without charge to our users.

In our endeavor to enhance the user’s browsing experience, our website now sports a clutter-free layout, clean user interface and easy navigation aids, all of which make it convenient for the user to discover content. This minimalist user interface approach, which is based on the design philosophy of convention over configuration, coupled with the use of collective intelligence/technology, enables pages to load faster, offering users’ instant responses even when accessing the site over mobile phones and related services.

We believe that a significant percentage of our online users are in the 18 to 34 years old age group. As such, we place emphasis on reaching younger users through focused information and content relevant to this audience, and target our marketing efforts to reach this demographic, as well as others, both in rural and urban regions across in India.

Our primary information and content channels are broadly classified into news content and interest specific subjects. News content includes current affairs, business and finance, movies,and sports. We provide our users with up-to-date news of interest to Indians, including feature stories, interviews and online chats with leading Indian personalities in public life, as well as sports and entertainment, breaking news and in-depth coverage of significant events. We use our in-house staff to generate this content as well as freelancers and news feeds from wire services and other online and offline media houses. This content can be in text, audio and video formats and we offer our users tools to search this content, opt to get news items by email or on their mobile phones and share the content with other users in their network by adding it to their individualized web page using our “MyPage” service.

Recently, we introduced a Real-time News Search service that delivers recent news from across 30,000 news sources in India and worldwide, within minutes of the news appearing on these sources and within milli-seconds of the query being made. The service also offers the latest images from these sources and currently has an index size of 13 billion images. In addition to high quality images published on news sites, it also contains a real-time feed of photographs taken at live Bollywood and sports celebrity events.

Community Features and Products

Through a single login facility, we provide a combination of free and paid community features and products to consumers and businesses. Our offerings include e-mail, web and vertical search tools, blogs, message boards, shopping, social networking and mobile related services. Some of these features and products are offered without charge, while others are offered on a subscription or fee basis. Payment for our fee-based services can be made by credit card and within India by check/demand draft or through direct debit of the user’s Internet banking account. In case of shopping, we also offer the additional payment option of cash on delivery.

Our specific offerings include:

E-mail

We offer our users a variety of e-mail solutions tailored to their needs. We believe that we have priced each of our branded

e-mail products competitively. All of our e-mail services offer spam control and support the use of English and eight Indian languages. Our e-mail offerings are described below.

•

Rediffmail, our flagship e-mail service, is provided free of charge to our users. In fiscal 2009 we enabled integration of feeds from social networking sites Orkut, Facebook and LinkedIn into the Rediffmail inbox, facilitating users getting updates of their friends’ activities through Rediffmail. We have now made our interface more user friendly by providing easy navigation tools to quickly perform actions like reading unread mails, composing a new mail, deleting mails and accessing the calendar and contacts. The service is also accessible on mobile device and works seamlessly on most mobile phones.

•

Rediff Webpro is aimed at the small and medium sized enterprise (“SME”) segment in India. Through this product, we offer SMEs a range of web management services such as web hosting business e-mail. and mail on mobile phones and devices.

Local TV Advertising

Vubites enables local businesses to advertise on national TV channels within their city. Vubites works with TV broadcasters and cable multi system operators (MSOs) in the principal cities of India, enhancing their revenues by helping to make advertising on TV more affordable. Vubites offers web-based tools that small merchants can use to create low cost TV ads in mpeg2 format, which, play on television directly, an online media planning tool with which advertisers can create their media plan without any assistance, and a technology to insert TV ads at the city level.

Blogs

Rediff Blogs enables users to set up their own blogs and publish their thoughts and ideas directly and instantly on the web as well as the ability to visit other blogs and comment on them. Users can also post pictures and create multiple blogs under a single username and password. We provide users with the option of blogging in eight different Indian languages- Hindi, Gujarati, Marathi, Tamil, Telugu, Malayalam, Bengali and Kannada.

Social Networking

Our video, audio/music and photo sharing platform, Rediff iShare, continues to increase in popularity since its launch. Rediff iShare videos and music files are now available for viewing on iPhones and other mobile devices. Video files are now available in both MP4 and flash video formats.

Rediff MyPage is our free online social networking product which allows users to become part of a network by creating and uploading profiles that include details about their profession, education and interests. Thereafter, users can invite friends to join their network and can become linked to a larger network. Our MyPage service enables users to capture photos via mobile devices and upload and share them within their social network on the service. Other features include bookmarks, viewing profiles of persons, adding friends, posting on message boards, receiving updates from other social networks and personalization tools. Rediff MyPage allows companies, colleges, celebrities and individuals to create their respective profiles where their communities can connect with them and receive updates on their latest offerings, events and releases.

Get Ahead, our editorial content channel also supports a forum for questions and answers. This social media platform allows users to post questions and answers on various issues, and vote for the most relevant answers within a community environment.

Finance Channel

Our Finance platform, Moneywiz, provides stock market quotes, company information and a personal portfolio tracker. In addition, we provide business news, feature articles, expert columns and interviews. Our business channel offers business news from India and coverage of Indian stock markets. This channel also provides regular columns and feature stories, as well as personal finance information. Our free, real-time stock market indices and stock quotes tool, which enables users to benchmark returns on their investments has been well received by users.

Online Shopping

Rediff Shopping is an online marketplace which allows users to purchase products and services from various merchants. We offer products and services from merchants in various categories, the most popular of which currently include electronics, apparel, personal accessories, flowers and jewelry.

Customers can pay for their purchases using a variety of payment options, including credit cards, debit cards, online banking services, cash on delivery, gift vouchers and checks/demand drafts. We have entered into agreements with leading Indian banks to facilitate payment processes. In our effort to provide more users with the convenience of online shopping, we have recently partnered with India Posts as a logistics partner. This allows us to service more than 29,000 pin codes across the country. We also continue to work with our vendors to improve delivery cycles to better serve our customers.

Rediff Shopping also features a vendor rating system to enable online shoppers on our e-commerce platform to rate their shopping experience with different online merchants. Customers are invited to provide feedback when items are delivered, rating their experience with the vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the feedback provided.

Local Deals Services

Rediff Deal Ho Jaye!, a local deals service, enables advertisers to reach consumers in 40 cities by offering special discounts and promotions. It allows consumers to discover new services and experiences in their city, such as restaurants, spas, hotels, healthcare, tattoos, hobby classes, adventure sports and other local attractions across 70 categories and at 30-60% discounts.

We are focused on further developing our social media, e-commerce and search capabilities and believe our individual and collective offerings will help us grow our market presence, expand our reach and increase Rediff’s brand name recognition throughout India and to Indian worldwide.

Our Revenue Sources

Our India Online business primarily includes revenues from advertising and fee-based services. Online advertising includes revenues from advertisements and sponsorships from customers. Fee based services include revenues from online shopping, subscription services and mobile value added services.

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

Some of our advertisers also enter into agreements pursuant to which they pay a fixed fee for a guaranteed number of impressions on our site. Our rate per thousand impressions, commonly referred to as CPMs, for banner advertisements varies depending on banner size, location of the advertisements on our site, the targeted geographical areas and the extent to which the advertisements are targeted to a particular audience. Discounts from standard CPM rates may be provided for higher volume and longer-term advertising contracts. We have introduced other formats for advertisers to broaden the appeal of the advertisements to our users, such as text links, image ads, video ads and any combinations of these options.

We had over 470 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2012. Our top ten advertisers accounted for approximately 24% of our India advertising revenues for the fiscal year ended March 31, 2012. A partial list of our advertising clients includes Sharekhan.com, Naukri.com, Microsoft Corporation, Dr Batra’s Positive Health Clinic, LIC of India, Citibank and Hewlett Packard, among others.

Fee-based services

Revenues from fee-based services primarily include income from various paid subscription service products, and from our online shopping marketplace.

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

Our Infrastructure

Technology

Our operating infrastructure is scalable and has been designed with a view to serving and delivering millions of page views per day and allowing users to access our products and services quickly and efficiently from different locations worldwide. Our infrastructure is also designed to provide high-speed access by forwarding queries to web-hosting sites with greater resources or lower loads. Our web pages are generated, served and cached by servers located at co-location web hosting sites in India.

We use Apache and IIS servers that run on Linux and Windows platforms. Servers in India are maintained mainly at service providers in India and elsewhere as needed to support our customer base. We have built the capability to deliver content using our own content delivery network and also use an external content delivery network where we are not present. We believe that using these hosting services enhance our ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. These hosting services also provide continuous customer service, multiple Internet connections and continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network-server intrusion and timeliness of content.

Our services are accessible with equal ease over both PCs and mobile phone. We have the ability to detect browser capabilities to serve pages with appropriate layouts and supported features. We can engage in real time log capturing and the analyzing of internally developed systems in order to provide an online capability to mine information. We have improved upon our search technology and have introduced social and collective intelligence features across all our services.

Advertising

Our sales and marketing professionals are responsible for securing advertisers and shopping merchants, planning and creating advertising campaigns and obtaining and analyzing customer feedback. Sales team members are based in Mumbai, New Delhi, Bangalore, Chennai, Hyderabad and New York. The sales team coordinates regularly regarding advertising across all of our businesses. Our sales team includes designers, copywriters, programmers and campaign managers.

In India our sales team focuses its sales efforts on major advertisers as well as smaller corporations. Our sales team consults regularly with advertisers on the design and placement of their web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

In the past few years, a number of advertising agencies have been established in India to promote the Internet as an advertising medium among Indian advertisers. In addition, several full-service advertising agencies in India have expanded their operations by creating and growing their Internet / interactive advertising divisions. Our advertising business has moved up significantly from digital agencies over a period of time and currently account for approximately 70% of our advertisement revenues.

Online Shopping

Our shopping platform has a host of user-friendly features such as product search and detailed product category listings. The “tracking order”, “view account”, “shopping bag details” and “order status update by automated e-mail” features make online shopping more convenient for users. Users can place orders from anywhere in the world for delivery into India. They can pay for purchases by credit card, local check, cash-on-delivery, or direct debit to an Internet banking account with designated Indian banks. Our customer service officers address customer inquiries and solicit feedback from users to seek to continuously improve our offerings. Customers are invited to provide feedback when items are delivered using our vendor rating system, rating their experience with three options — satisfied, unsatisfied or undecided.

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

Electronic Payments

We were among the first Internet companies in India to accept credit cards for online payments. Users can use all leading international and Indian credit cards and online money transfers methods for online payments. All online transactions are secured by VeriSign Secure Socket Layer (SSL) technology.

We have entered into agreements with Axis Bank, Citibank N.A., Federal Bank and ICICI Bank Limited to automate Visa and MasterCard credit card payments through our website.

We also have arrangements with a number of major banks in India to facilitate online money transfers.

United States Publishing Business

Our United States publishing business consists primarily of the Rediff India Abroad website, which is targeted at the

Indian-American community in North America, and our two flagship newspapers India Abroad and India in New York.

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

India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also place classified advertisements through this website. Recently, we launched the e-edition of this publication. Subscribers can have copies emailed to them for their convenience

India in New York

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

Competition

Online

There are a number of companies that provide websites focusing on India and the global Indian community. These companies compete with us for websites visitors, online advertising and shopping and subscription revenues. Competition for visitors, online advertising and online shopping and subscription revenues is intense and is expected to increase in the future as there are no substantial barriers to entry in to these market. Our competitive ability is determined by how quickly we adopt new technologies, the user friendliness of our site designs, our ability to device popular online products and services ,our execution skills and our financial management skills.

We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet Service Providers (“ISPs”). Our current and anticipated competitors include Google, Yahoo, Facebook, Microsoft, AOL,eBay and Snapdeal as well as a host of other international and Indian companies. As we embark on new initiatives in the mobile arena and with group deal services, we anticipate that competition will intensify. consequently, we continue to make strategic investments in our business and in our marketing efforts to reach a wider demographic.

We also indirectly compete for advertising revenue with other forms of media, such as print media, radio and television, as well as companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to among others our customers and potential customers.

Many of our competitors have a longer operating history, greater name recognition larger customer base, and greater management, financial, technical, marketing, sales, brand, and other resources than we do. They can use their superior experience and resources in a variety of competitive ways, including by investing more aggressively in research and development, creating superior content, making acquisitions, and competing more aggressively for advertisers. In addition, emerging start-ups may be able to innovate and provide products and services faster than we can. There has also been a trend toward industry consolidation as a result of which our smaller competitors today may become larger in the future. If our competitors are more successful than we are at generating visitors and website traffic, our revenues may decline.

Print

There are a limited number of companies in the United States that provide newspapers focusing on India and the global Indian community. These newspapers compete with our US publishing outlets for advertising revenues. One of our newspaper competitors is India West.

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

We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert our attention from our operations. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to try to obtain or develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. If this were to occur, we may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

We rely on a variety of technologies that are licensed from third parties. The software developed by these third parties is used in our website to perform key functions. These and other third-party licenses may not be available to us on commercially reasonable terms in the future. The loss or inability to obtain or retain any of these licenses could delay the introduction of software enhancements, interactive tools and other features until equivalent technology can be licensed or developed. Any such delays could materially adversely affect our business, operating results and financial condition.

We have registered our trademarks for “Rediff”, “Rediff on the Net and Design (Square)” and “Rediff.com” under various classes with the United States Patents and Trademarks Office. We have received registration for our trademarks “Rediff”, “Rediff.com”, “Rediffmail”, “Rediffmail Mobile”, “Rediff Mobile”, “Rediff Bol”,”Rediffmail NG Mobile”, “Rediff iShare”, “Sociali”and “Rediff Shopping”, and have applied for registration for “RediffDeal Ho Jaye”, “Rediff ZaraBol” in India. We have also received copyright registration for our artworks entitled “How Hot Is This Stock”, “origami dog”and “sociali” and for 40 “profile photo illustrations” in India.

Facilities

India

Our corporate headquarters is located in Mumbai, India, where we lease approximately 22,700 square feet, in two buildings. In one facility we lease approximately 10,800 square feet and in the other, we lease a total of approximately 11,900 square feet under three separate lease agreements. The lease for our 10,800 square feet facility expires on January 20, 2014. Out of three other leases the lease 3,000 square feet expires on September 30, 2012 and the lease for 3,000 square feet of adjoining offices expires on September 30, 2014. The third lease for 5,900 square feet started from May 1, 2011 and will expire by April 30, 2014.

We lease office space for our branch offices in India. Our lease for approximately 3,165 square feet of office space in New Delhi which will expire on November 30, 2012 and our lease for 5,200 square feet of office space in Bangalore, will expire on January 31, 2014.

United States

Our US subsidiary leases approximately 6,300 square feet of office space in New York, the lease for which expires on May 31, 2018.

We do not anticipate having material difficulties renewing any of our current lease or alternatively, entering into different space arrangement, if necessary.

Seasonality

Seasonal fluctuations in Internet advertising have affected, and are likely to continue to affect, our business. Internet advertising in India is generally slow during the first half of the fiscal year for most Indian companies. Such seasonal trends have in the past caused, and will likely continue to cause, fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

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

Under Indian law, any person who publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to 100,000 (approximately US$2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to 200,000 (approximately US$4,000).

Actions Relating to Trademark Infringement

In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against Sandeep Goyal and us alleging that the depiction of images on the online game known as Indian Fantasy League started by Sandeep Goyal infringed the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com;and (c) to render the accounts of all profits earned by the said website and damages to the tune of 1.0 million (approximately US$20,000). We have filed our response to the BCCI complaint, and among the defenses we have raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based email solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions;and (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions we impose on our subscribers which provides that the subscriber shall be solely responsible for producing, electronically uploading and maintaining his website and such subscriber shall ensure that all upload material shall be owned and/or properly licensed by the subscriber and shall not adversely affect any rights of any third party. Although we believe we have valid defenses to the charges, if we are unsuccessful in our defense, we could be subject to monetary fines or damages.

In February, 2006, a complaint was filed by Marksman Pvt. Ltd. against various telecom operators and internet service providers and Rediff.com alleging infringement of copyright of Marksman by way of the dissemination of information relating to scores, alerts updates and or other events via Short Message Service (SMS) technology on wireless and mobile telephones in respect of One Day International Cricket Matches (“ODIs”) during India’s tour of Pakistan scheduled in February, 2006. We have filed our response and among the defenses we have raised are: (a) Rediff.com along with other telecom operators and service providers has not infringed the copyrights of Marksman; and (b) the information relating to scores, alerts and updates and or other events happening via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of ODIs which was being provided to subscribers was sourced from the public domain and as such no exclusivity can be claimed. The one judge panel, while dismissing a request for an interim order, has directed the defendants to maintain the accounts of the SMS received during the ODIs. Marksman will have to first amend the suit to seek damages before any claim could stand against Rediff.com. In 2006, Marksman sought to amend the suit prayer to include damages. Although we believe we have valid defenses to the charges, if we are unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.

Actions Relating to Patent Infringement

In March, 2009, a complaint was filed against Rediff.com and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of mobile phones with a plurality of SIM cards sold through the Rediff Shopping website. S. Ramkumar is seeking a permanent injunction restraining the defendants, including us, from infringing upon his patent with respect to mobile phones with a plurality of SIM cards allocated to different communication networks. S. Ramkumar is also claiming damages in the amount of 1.0 million (approximately US$20,000). We have already filed our response, based on the following defenses: (a) it is the vendors, and not Rediff.com, that sell shopping products on the Rediff website, and we have not infringed any of Ramkumar’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors are required to comply with the terms and conditions we impose on them in exchange for using Rediff Shopping, which include providing us with a description of their products, prices and product images, and which also specifically require that vendors do not infringe third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the charges, if we are unsuccessful in our defense, we could be subject to monetary fines or damages. However, given the nature of the suit and pleadings, there should not be any substantial monetary claim against us.

We cannot predict the outcome of these lawsuits, nor can we predict the amount of time and expense that would be required to resolve these lawsuits. If these lawsuits become time-consuming and expensive, or if there are unfavorable outcomes against us in these cases, there could be a material adverse effect on our business, financial condition and results of operations. We may be subject to additional lawsuits of these natures filed in the future.

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

Other proceedings

We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business and which includes some claims from the Indian tax authorities. These proceedings and claims, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on our results of operations or financial position.

Subsidiaries

Rediff Holdings, Inc. (“Rediff Holdings”) is our wholly owned subsidiary and is incorporated in the State of Delaware. Rediff Holdings holds all of the outstanding voting shares of Rediff.com, Inc. (formerly, thinkindia.com) and all of the outstanding voting shares of India Abroad Publications Inc.

Rediff.com, Inc., which runs our U.S.-based Internet website, is incorporated in Delaware. India Abroad Publications Inc., which publishes India Abroad, is a New York corporation,. Value Communication Corporation, an Illinois corporation incorporated in 1996, is another subsidiary of ours. In April 2004, we sold its business to Worldquest Networks, Inc. (“WQN”).

In November 2010, we acquired a 100% equity stake in Vubites India Private Limited. Vubites is an Indian-incorporated entity that offers affordable local TV advertising in India.

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

Overview

We are a leading Internet destination in India focusing on providing world-class online business and consumer offerings in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as e-mail, news and information channels, community features including a social networking platform, photo/video and music sharing capabilities, local search and mobile and online marketplace services including mobile-based email and daily deal offerings. We have 16.7 million monthly active users in India and 19.9 million active users worldwide, as reported by ComScore Media Metrix (March 2012 report). With 113.78 million online registered user worldwide as at March 31, 2012, we believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.

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

We have incurred significant net losses and negative cash flows since our inception in January 1996. We incurred a net loss of US$7.7 million for the fiscal year ended March 31, 2012, and as of the same date, we had an accumulated deficit of US$76.3 million, compare to a net loss of US $6.6 million and an accumulated deficit of US $68.6 million for the fiscal year ended March 31, 2011. We are focused on generating additional revenues, while controlling our expenses, to achieve profitability and to reduce our accumulated deficit.

In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and expenses, and we listed our ADSs on the NASDAQ Global Market. In November 2005, we issued an additional 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on the NASDAQ Global Market. The net proceeds of our ADS offerings have been used by us, and in the future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.

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

Critical accounting policies and the use of estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent liabilities. On an on-going basis, we evaluate our estimates, including but not limited to allowances for doubtful accounts, valuation of investments, income taxes, contingencies, useful life of intangible assets, goodwill impairment, deferred tax assets, employee benefits and litigation. We base our estimates on historical experience and on assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following are the significant accounting policies used in the preparation of our consolidated financial statements. Refer to Note 2 to the Consolidated Financial Statements for a more complete discussion of all of the Company’s significant accounting policies.

Revenue Recognition

India Online business

Revenues from display of advertisement and sponsorships are recognized ratably based on delivery over the contractual period of the advertisement, commencing from the time the advertisement is placed on our website. Revenues are also derived from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. Such revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Our obligations sometimes include guarantee of a minimum number of impressions or the number of times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of corresponding revenues until the guaranteed impression levels are achieved. We also earn revenues from sending e-mail messages to some of our users on behalf of advertisers and these revenues are recognized ratably over the contacted period.

Fee-based services include online shopping, subscription services and mobile value-added services. Online shopping marketplace revenues primarily consist of commission from the sale of electronics, apparel, books, music, confectionery, gifts and other items. Customers place orders directly with vendors through our website. When an order is placed, we inform the vendor through an intranet connections and also confirm whether payment has already been collected by us through credit card/debit card or checks, or whether the payment is to be made by the customer on a C.O.D. basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of transactions executed for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions and shipping costs recovered from customers at the time of delivery of goods as evidence by delivery receipts provided by the vendor. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors’ product information on our website.

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

Allowances for doubtful accounts receivable and other recoverables

We maintain allowances for doubtful accounts receivable and other recoverables for estimated losses resulting from the inability of our customers to make contractually agreed payments. We establish an allowance for doubtful accounts on trade accounts receivable after considering the financial condition of the customer, ageing of the accounts receivable, historical experience and the current economic environment.

Depreciation and amortization

We depreciate/amortize our assets on a straight-line basis over the useful life of the assets, which range from one to ten years.

Goodwill

Goodwill is tested for potential impairment on an annual basis, which is performed on January 1 or in interim periods if events and circumstances indicate a potential impairment. As reporting units are determined after an acquisition or evolve with changes in business strategy, goodwill is assigned and it may no longer retain its association with a particular transaction. All revenue streams and related activities of a reporting unit, whether acquired or organic, are available to support the carrying amount of goodwill. The reporting units for impairment assessments have been identified as the US Publishing business. Under the applicable accounting standard, goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are only for the purpose of measuring the implied fair value of goodwill and these adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversals of goodwill impairment losses are not permitted.

Estimating the fair value of reporting units is a subjective process that requires significant estimates and assumptions, particularly related to cash flows and the appropriate discount rates. The fair values of the reporting units were determined using a valuation technique consistent with the income approach. For the purposes of the income approach, internal forecasts were used to estimate the future cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) after considering current economic conditions and trends, estimated future operating results and growth rates. Due to the inherent uncertainty involved in making those estimates, actual results could differ from the estimates. The Company evaluates the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting unit, as well as the fair values of the corresponding assets and liabilities within the reporting unit, for reasonableness. Cash flows are discounted based on a discount rate which the Company believes adequately reflects the inherent risk in the businesses of the reporting unit, uncertainty in the economic environment and risks associated with the internally developed forecasts.

Current Trends and Business Outlook

During the fiscal year ended March 31, 2012, revenues from our India Online and US Publishing segments decreased by 9% and 5%, respectively, compared to the previous fiscal year. Our India online revenues were affected by several factors, including a decline in online advertising revenue due to weakness in the banking, financial services and insurance segment, a decline in mobile business due to the imposition by the TRAI in September 2011 or a “DO NOT DISTURB” policy pursuant to which mobile phone users can opt out of receiving commercial SMS messages and fluctuation of the value of the rupee versus the US dollar. Our revenues were also affected by general weaknesses in the U.S. and Indian economies.

During fiscal year 2012, our core business, online advertising, faced some specific challenges in some segments. The banking, financial services and insurance sector, which usually accounts for a third of online display ad spend in India, is still facing difficult times and this is reflected in lower ad spends by them. We noticed a trend for advertisers in the fast-moving consumer goods, auto and consumer electronics segments to reallocate portions of their ad spends from TV and Print to online but, as yet, this trend has not gained enough traction to make up for the decrease we experienced in revenues from the banking, financial services and insurance segments.

There has been considerable excitement regarding prospects for the consumer online shopping segment in India. To capitalize on anticipated market growth, we added new merchants to our marketplace (from 230 to 400) and extended our available product range to over 100,000 products. We further improved our search and browse quality and added voice-based call-center support. We have started to see improvement in key metrics, such as add-to-cart to order-placement ratios, and average value per order.

We believe that the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet market and mobile phone user base, the evolution of adequate online payment mechanisms, a consequent increase in advertising and fee-based revenues and our ability to capture a sizeable share of any increases in revenues from such developments. We continue to make strategic investments to improve our technology platform and website functionality and launch new Internet and mobile-based services, and we remain focused on growing our subscriber base within India and in Indian communities worldwide.

In order to grow our online user base and attract new advertisers, we expect to continue to invest in new products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment.

Actual results may differ materially from those suggested by our forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the impact on our business of a continued economic slowdown or a downturn in the sectors in which our clients operate, our ability to successfully implement our strategy, acceptance of new products and services, the development of broadband Internet and 3G networks in India, our ability to successfully integrate the businesses we have acquired, demand for our online and offline service offerings, changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impacts on net interest income could materially differ from those that have been estimated. For further discussion of forward-looking statements, see the discussion under the “Forward-Looking Statements” section of this annual report.

Operating Results

Results of our reportable business segments were as follows (amount in US$ million):

	2010			2011			2012
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
Revenues from external customers:
Advertising	10.6	3.8	14.4	13.8	3.6	17.4	12.5	3.4	15.9
Fee based services	4.1	0.3	4.4	4.1	0.3	4.4	3.7	0.3	4.0

Total revenues	14.7	4.1	18.8	17.9	3.9	21.8	16.2	3.7	19.9

Cost of revenues	7.6	2.5	10.1	8.3	2.5	10.8	8.2	2.5	10.7

Segment Results	7.1	1.6	8.7	9.6	1.4	11.0	8.0	1.2	9.2

The comparative analysis presented below relates to our operations.

Fiscal Year Ended March 31, 2012 compared to Fiscal Year Ended March 31, 2011

Revenues

Total revenues for the fiscal year ended March 31, 2012 decreased by 9% to US$19.9 million from US$21.8 million for the fiscal year ended March 31, 2011.

India Online business

We recognized US$16.2 million in revenues from our India Online business for the fiscal year ended March 31, 2012, as compared to US$17.9 million for the fiscal year ended March 31, 2011, representing a decrease of US$1.7 million, or 9%, over the previous fiscal year. This decrease resulted from a decline in India Online advertising revenue due mostly to weakness in the BFSI Sector and a decline in our mobile business, which was negatively affected by the TRAI’s “DO NOT DISTURB” policy.

In addition, our reported revenues (but not our actual revenues) in fiscal year 2012 were adversely affected by changes in exchange rates. During the fiscal year ended March 31, 2012, the Indian rupee depreciated against the US dollar by approximately 6%. Had the exchange rate between Indian rupees and US dollars remained constant, our India Online revenues in constant currency terms for fiscal 2012 would have been US$17.1 million, rather than our reported revenues of US$16.2 million, or a decrease of 4% rather than our reported decline of 9%.

U.S. Publishing business

We recognized US$3.7 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2012, as compared to US$3.9 million for the fiscal year ended March 31, 2011, representing a decrease of US$0.2 million, or 5%, over the previous fiscal year. The decrease in revenues was primarily due to a decrease in print revenues from our weekly newspapers “India Abroad” and “India in New York”.

Cost of revenues

In the fiscal year ended March 31, 2012, cost of revenues was US$10.8 million, or 54% of total revenues, compared to US $10.8 million, or 50% of total revenues in the previous fiscal year.

India Online business

Cost of revenues for the India online business includes Internet communication, data storage and software usage costs, the cost of content for the Rediff websites, the cost of editorial functions (including payroll costs and travel costs of staff in the editorial department), stock-based compensation costs, the direct costs of providing fee-based services such as courier charges, content cost for mobile value-added services and the cost of domain registrations.

In the fiscal year ended March 31, 2012, cost of revenues for the India Online business was US $8.2 million (51% of revenue) as compared to US $8.3 million (46% of revenue) for the fiscal year ended March 31, 2011. This represents a decrease of US $0.1 million, or 1% over the previous fiscal year, although cost of revenues increased as a percentage of revenues due to the decline in revenues.

We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2013, as compared to the fiscal year ended March 31, 2012, as we expect to incur additional costs to continue to grow our business.

U.S. Publishing business

Cost of revenues for the U.S. Publishing business includes printing and circulation costs (including payroll costs) for the “India Abroad” and “India in New York” newspapers.

In the fiscal years ended March 31, 2012 and 2011 cost of revenues for the U.S. Publishing business remained steady at US$2.5 million (68% of revenue for fiscal year ended March 31, 2012 as compared to 65% of revenue for the fiscal year ended March 31, 2011), although cost of revenues increased as a percentage of revenues due to the decline in revenues.

Segment results

Analysis of the results presented below is based on the segment results as assessed by the Company’s chief operating decision maker and has been determined as revenues less cost of revenues before operating expenses.

India Online business

As a result of the decrease in the revenues described in the preceding paragraphs, segment profit of the India Online business decreased by 17% to US$8.0 million for the fiscal year ended March 31, 2012, as compared to US$9.6 million for the fiscal year ended March 31, 2011.

U.S. Publishing business

As a result of the decrease in the revenues described in the preceding paragraph, segment profit of the U.S. publishing business decreased by 14% to US$1.2 million for the fiscal year ended March 31, 2012, as compared to US$1.4 million for the fiscal year ended March 31, 2011, mainly on account of the reduction in revenues.

Sales and marketing expenses

Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses, and market research costs. For the fiscal year ended March 31, 2012, sales and marketing expenses were US$5.3 million, compared to US$5.4 million for the fiscal year ended March 31, 2011, representing a decrease of US $0.1 million, or 2%, over the previous fiscal year. This decrease was mainly attributable to lower marketing spend.

We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2013, as compared to the fiscal year ended March 31, 2012, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel. All of these investments are being made to position the Company for expected growth, in terms of revenues and subscribers in the coming years given the increased investments by the Government of India and many global corporations in India’s telecommunications infrastructure.

Product development expenses

Product development expenses primarily include software development expenses and compensation for product development personnel including stock-based compensation costs. Third-party technology and development expense, and other related operating costs are also included in product development. For the fiscal year ended March 31, 2012, product development expenses were US$3.1 million, compared to US$3.8 million for the fiscal year ended March 31, 2011, representing a decrease of US $0.7 million, or 18%, over the previous fiscal year. This decreased was mainly on account of reduced spending on the product development. We have optimized our in house development team who has been working on multiple projects/products. The cost of which is constantly being benchmarked against third party development expenses.

We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

Depreciation and amortization expenses

For the fiscal year ended March 31, 2012, depreciation and amortization expense was US$3.5 million compared to US$3.8 million for the fiscal year ended March 31, 2011, representing a decrease of US$0.3 million, or 8%. This decline was primarily due to a lower base of depreciable assets. The lower base was primarily due to the continuing depreciation of existing assets.

General and administrative expenses

General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts, insurance premium, stock-based compensation cost and sundry administrative costs. For the fiscal year ended March 31, 2012, general and administrative expenses were US$7.9 million, compared to US$6.6 million for the fiscal year ended March 31, 2011, representing an increase of US$1.3 million, or 20%. An increase in payroll by US$1.0 million and other administrative expenses by US$0.3 million contributed US$1.3 million increase in general and administrative expenses. Payroll increased primarily on account of hiring of employees for the Deals business.

Long-lived assets impairment

During the fiscal year ended March 31, 2011, we abandoned certain projects due to changes in the technological environment and recorded an impairment charge of US$ 0.1 million. There was no such impairment charge in the current fiscal year.

Foreign exchange gain or (loss)

In the fiscal year ended March 31, 2012, we recorded a US$ 0.1 million foreign exchange loss as compared to a foreign exchange loss of US$0.02 million in the previous fiscal year, arising from the conversion of U.S. dollar amounts held by us into our functional currency for financial reporting purposes (i.e., the Indian Rupee).

Other income (expenses), net

Other income (expenses), net, primarily comprised of interest income, gain on sale of equity method investee and miscellaneous income. During the fiscal year ended March 31, 2012, net other income were US$3.4 million, as compared to net other income of US$2.9 million for the fiscal year ended March 31, 2011, representing an increase of US$0.5 million.

Interest income

Interest income for the fiscal year ended March 31, 2012 was US$2.6 million, compared to US$3.4 million for the fiscal year ended March 31, 2011, representing a decrease of US$0.8 million, or 23%. The decrease in interest income was primarily due to a utilization of bank deposits held under cash and cash equivalents.

Investment impairment

During the fiscal year ended March 31, 2011, the Company recorded an investment impairment of US$0.5 million, whereas no investment impairment was recorded in the current fiscal year ended March 31, 2012.

Gain on sale of equity method investee

During the fiscal year ended March 31, 2012, the Company sold its investment in Eterno Infotech Private Limited for a consideration of US$0.9 million and recorded a gain of US$ 0.7 million.

Equity in net earnings of affiliate

During the fiscal year ended March 31, 2012, we recorded a loss of US$0.2 million as our share of the losses of our investee companies as compared to a loss of US$0.8 million in the previous fiscal year. These losses are determined under the equity method of accounting.

Net income (loss)

As a result of the foregoing, our net loss for the fiscal year ended March 31, 2012 was US$7.7 million, as compared to a net loss of US$6.6 million for the fiscal year ended March 31, 2011, an increase in net loss from fiscal 2011 to 2012 of 14%.

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

Cost of revenues

In the fiscal year ended March 31, 2011, cost of revenues was US$10.8 million, or 50% of total revenues, compared to US $10.1 million or 54% of total revenues in the previous fiscal year.

India Online business

In the fiscal year ended March 31, 2011, cost of revenues for the India online business was US $8.3 million (46% of revenue) as compared to US $7.6 million (52% of revenue) for the fiscal year ended March 31, 2010. This represents an increase of US $0.7 million, or 8% over the previous fiscal year. This increase was primarily related to higher internet communication costs and payroll costs.

US Publishing business

In the fiscal years ended March 31, 2011 and 2010 cost of revenues for the U.S. Publishing business remained at US$2.5 million (65% of revenue for fiscal year ended March 31, 2011 as compared to 59% of revenue for the fiscal year ended March 31, 2010).

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

Sales and marketing expenses

For the fiscal year ended March 31, 2011, sales and marketing expenses were US$5.4 million, compared to US$7.1 million for the fiscal year ended March 31, 2010, representing a decrease of US $1.7 million, or 25%, over the previous fiscal year. This decrease is mainly attributable to lower marketing spending.

Product development expenses

For the fiscal year ended March 31, 2011, product development expenses were US$3.8 million, compared to US$2.7 million for the fiscal year ended March 31, 2010, representing a decrease of US $1.1 million, or 44%, over the previous fiscal year. The increase is mainly on account of higher payroll costs and other product development expenses in line with our new product and service initiatives.

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

Foreign exchange gain (loss)

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

Net income (loss)

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

As of March 31, 2012, we had cash and cash equivalents of US$24.5 million as compared to US$36.9 million as at March 31, 2011.

For the fiscal years ended March 31, 2010, 2011 and 2012, we incurred net losses of US$8.0 million, US$6.6 million and US$7.7 million respectively.

As of March 31, 2012, our accounts receivable balance was US$6.1 million compared to US$7.2 million as of March 31, 2011, net of allowances of US$3.2 million and US$4.0 million as of March 31, 2012 and 2011, respectively. There was a decrease of US$1.1 million primarily due to the decrease in revenues over the same period coupled with collections from old debtors.

Cash Flows

	For the Fiscal Year Ended March 31,
	2010	2011	2012
	US$	US$	US$
Net cash (used in ) generated from operating activities	982,659	495,637	(5,203,546)
Net cash used in investing activities	(3,883,854)	(7,278,620)	(4,423,623)
Net cash provided by (used in) financing activities	(3,106,447)	(1,320,158)	1,364,677
Net decrease in cash and cash equivalents	(6,007,642)	(8,103,141)	(8,262,492)
Effect of exchange rate changes on cash	5,176,783	334,952	(4,113,794)

Fiscal Year Ended March 31, 2012

Net cash used in operations was US$ 5.2 million, after adjusting our net loss of US$ 7.7 million to account for non-cash items and changes in working capital. Non-cash items, comprising the sale of equity investments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs, totaled US$3.9 million. Our working capital increased by US$ 1.4 million.

Net cash used in investing activities was US$4.4 million, consisting of purchases of servers and other capital equipment aggregating to US$5.4 million in connection with the expansion of our network and data storage facility, partially offset by the sale of an equity investment that generated cash of US$0.9 million.

Net cash provided by financing activities was US$1.4 million, which represented the cash proceeds from the issue of shares during the year due to the exercise of stock options by our employees.

As of March 31, 2012, we had cash and cash equivalents of US$24.5 million.

Fiscal Year Ended March 31, 2011

We generated net cash from operations of US$0.5 million, after our net loss of US$6.6 million to account for non-cash items and changes in working capital. Non-cash items, comprising impairments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs, totaled US$5.6 million. Our working capital decreased by US$1.5 million.

Net cash used in investing activities was US$7.3 million, consisting of purchases of servers and other capital equipment aggregating to US$4.0 million in connection with the expansion of our network and data storage facility, the purchase of promissory notes of US$0.3 million, the acquisition of all of the equity interests of Vubites India Private Limited for US$ 0.3 million and the repayment of an assumed principal shareholder’s loan aggregating to US$ 2.7 million.

Net cash used in financing activities was US$1.3 million. We repurchased a total amount of US$1.3 million of our own Equity Shares through our ESOP trust, which was formed during the fiscal year 2010.

As of March 31, 2011, we had cash and cash equivalents of US$36.9 million.

Fiscal Year Ended March 31, 2010

We generated net cash from operations of US$1.0 million, after adjusting our net loss of US$8.0 million to account for non-cash items and changes in working capital. Non-cash items, comprising goodwill and other impairments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs, totaled US$6.3 million. Our working capital decreased by US$2.7 million.

Net cash used in investing activities was US$3.9 million, consisting of purchases of servers and other capital equipment aggregating to US$1.8 million in connection with the expansion of our network and data storage facility, investments amounting to US$0.4 million in technology companies and the purchase of promissory notes of US$1.7 million.

During the fiscal year ended March 31, 2010, we formed an ESOP trust. and this trust repurchased US$3.1 million of our own Equity Shares.

As of March 31, 2010, we had cash and cash equivalents of US$44.7 million.

Contractual Obligations

Our contractual obligations relate to operating leases and capital commitments, payments for which are to be made as per the table below:

Year ended March 31,	Operating leases	Capital commitments
	US$	US$
2013	362,418	1,002,591
2014	211,450	—
2015	217,794	—
2016 2017	224,328 231,058	— —
and there after	278,742	—

Total	1,525,790	1,002,591

Capital Expenditures

Our principal capital expenditures are for purchases of computer equipment, such as servers for our websites. In the fiscal years ended 2012, 2011 and 2010, we had capital expenditures of US$5.4 million, US$4.0 million and US$1.8 million, respectively.

Internal and external costs incurred to develop internal use software during an application development stage is capitalized when the Company’s managing director has authorized and committed to funding the development, and it is probable that the software development will be complete and the software will perform the function intended. Upgrades and enhancements are capitalized only when these relate to additional features or result in additional functionality that the existing software is incapable of performing. All costs incurred during the preliminary project, post- implementation and operation stages are expensed as incurred.

Dividends

We have not declared or paid any cash dividends on our equity shares since our inception and we do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. For additional information, please see the sections of this annual report entitled “Risk Factors — Risks Related to our Business” and “Taxation”.

We believe our cash balances and liquid assets and cash generated from future operations will be adequate to satisfy anticipated working capital requirements, capital expenditures and investment commitments for the next twelve months. As business and market conditions permit, we may from time to time, invest in or acquire complementary businesses, products or technologies. These activities may require us to seek additional equity or debt financing to fund such activities, which could result in ownership dilution to existing shareholders, including holders of our ADSs. We believe that our working capital is sufficient for our present requirements.

Income Tax Matters

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in our statement of operations is as follows:

	2010	2011	2012
	US$	US$	US$
Loss before income taxes and equity in net earnings of affiliates	(7,575,383)	(5,769,028)	(7,395,955)
Indian statutory income tax rate	33.99%	33.218%	32.445%

Expected income tax expense (benefit)	(2,574,873)	(1,916,356)	(2,399,618)
Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense:

Employee stock-based compensation	283,210	185,741	298,428
Change in valuation allowance	2,568,076	1,805,725	2,337,757
Tax in foreign jurisdictions	(149,127)	(26,208)	(52,715)
Loss of equity method investees	(143,811)	(260,996)	(69,995)
Others	46,525	229,373	(48,302)

Income tax expense	30,000	17,279	65,555

Our net operating loss carry forwards aggregating approximately US$ 1,981,976 as of March 31, 2012 will expire between April 1, 2013 and March 31, 2019.

As of March 31, 2012, our U.S. subsidiary ValuCom had net operating loss carry forwards available to offset future federal taxable income of US$ 3,021,000, which expire in years 2021 through 2031.

As of March 31, 2012, our U.S. subsidiary Rediff Holdings had net operating loss carry forwards available to offset future federal taxable income of approximately US$ 5,175,000, which expire in years 2020 through 2031.

Unabsorbed depreciation of US$ 12,378,421 can be indefinitely carried forward.

Market Risks

Foreign Currency Exchange Rate Risk

The functional currency for our Indian operations is the Indian Rupee. We are exposed to foreign currency exchange rate fluctuations, principally the fluctuations of the U.S. dollar to Indian Rupee exchange rate. We face foreign currency exchange risk with respect to funds held in foreign currencies and in particular will have foreign exchange losses with respect to these funds if there is an appreciation in the value of the Indian Rupee compared to such foreign currency. We also face foreign currency exchange risk from accounts payable to overseas vendors, which we partially mitigate with receivables in foreign currency from overseas customers and balances in foreign currency with overseas banks.

The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2012:

As of March 31, 2012 (in US$ thousands)
Accounts payable in U.S. dollars	(994)
Accounts receivable in U.S. dollars, net of allowance	1,061
Cash balances held in U.S. dollars	9
Net foreign currency exchange exposure	76

We do not currently try to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollar by one Rupee, the net foreign currency exchange loss as of March 31, 2012 would be approximately US$1,600.

Interest Rate Risk

We hold interest-bearing accounts in India as well as outside India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2012. These interest rates are linked to the interest rates prevailing in India and the United States. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 1% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$225,000.

Off-balance Sheet Arrangements

As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.

New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 and revised the accounting and disclosure requirements in ASC 820, Fair Value Measurements and Disclosures. The revision limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We are evaluating impact of this change on its financial statements.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We are evaluating impact of this change on its financial statements.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents’ concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that “an entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements.”

The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011.

MANAGEMENT

The following table sets forth, as of June 30, 2012, the name, age and position of each of our directors and executive officers.

Name	Age	Position
Ajit Balakrishnan(1)(2)	64	Chairman and Managing Director
Swasti Bhowmick	46	Chief Financial Officer
Diwan Arun Nanda(1)(2)	68	Director
Sunil N. Phatarphekar(1)(2)(3)	48	Director
Ashok Narasimhan(1)	64	Director
Sridar Iyengar(1)(3)	65	Director
Rashesh C. Shah(1) (3)	48	Director
M. Madhavan Nambiar(1) (3)	62	Additional Director

(1)	Member of the Board of Directors
(2)	Member of the Compensation Committee
(3)	Member of the Audit Committee

Ajit Balakrishnan is the founder, Chairman and Managing Director of the Company. He is a director of Rediffusion Holdings Private Limited, Rediffusion Dentsu Young & Rubicam Private Limited, Quintrol Technologies Private Limited, Rediff Holdings Inc USA, India Abroad Publications, Inc., India In New York, Inc., India Abroad Publications (Canada) Inc., Rediff.com Inc USA and Value Communications Corporation. Mr. Balakrishnan is also Chairman of the Board of Governors of The Indian Institute of Management Calcutta and Chairman of the Working Group of Internet Governance set up by the Government of India. Mr. Balakrishnan holds a Bachelor’s Degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Calcutta. At our annual general meeting held on September 24, 2008, our shareholders re-appointed Mr. Balakrishnan for a five-year term as Managing Director with effect from August 23, 2008.

Swasti Bhowmick joined us in February 2012 as our Chief Financial Officer. He joined us from Tata TeleServices Ltd., where he helped create the Finance Transformation Roadmap. He has over 20 years of experience in Sales Accounting, Cost Management, MIS, Budgeting, Credit Control and Operations Finance in IT/Telecom, including managing startups and established FMCG brands. Swasti is a member of The Institute of Chartered Accountants of India and a member of The Institute of Cost Accountants of India. He also holds an Executive MBA from the Indian Institute of Management, Calcutta.

Diwan Arun Nanda has been a director of the Company since its incorporation in 1996. Mr. Nanda is also a director of Rediffusion Holdings Private Limited, Arion Horse Company Private Limited, Rediffusion Dentsu, Young & Rubicam Private Ltd., Wunderman India Private Limited, Rediffusion Dentsu, Young & Rubicam Pvt. Ltd. Sri Lanka, Everest Brand Solutions Pvt. Ltd., Clariant Chemicals (India) Limited, Eveready Industries (India) Ltd. and Oriental Hotels Ltd. Mr. Nanda holds a Bachelor’s Degree in Commerce from Loyola College, Chennai University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

Sunil N. Phatarphekar is an Attorney and has been a director of the Company since 1998. Mr. Phatarphekar is also a director of several other Indian companies. Mr. Phatarphekar is proprietor of SNP Legal (Advocates), a Mumbai law firm. Prior to that, he was a partner of Doijode, Phatarphekar & Associates. After obtaining his Bachelor’s Degree in Commerce from Jai Hind College, Bombay University, and a Bachelor’s Degree in Law from Government Law College, Bombay University, he joined Crawford Bayley & Company. Thereafter, he was a partner at two Mumbai law firms, Mahimtura & Co. and Shah Desai Doijode & Phatarphekar.

Ashok Narasimhan has been a director of the Company since 2002. He is currently Chairman and CEO of Runa Inc. He is a limited partner and advisor for a number of U.S. and Indian venture capital funds. He is also a director on the board of Tarang Software Technologies Pvt. Limited, Genie Technologies India Pvt. Limited, Atma Investments and Resources Pvt. Limited. Earlier, he was Chairman and Co-Founder of July Systems Inc and prior to that, he was founder of Prio, Inc., where he served as Chairman and CEO from early 1996 until its merger with InfoSpace. He subsequently served on the Board of InfoSpace. Prior to that, he served as Head of Worldwide Marketing and Business Development of VeriFone, a leader in automated electronic payment transactions. Earlier, he was the founding President of Wipro’s IT organizations. He holds a Bachelor’s Degree in Physics from Madras University and a Post-Graduate Diploma in Management from the Indian Institute of Management, Calcutta.

Sridar A. Iyengar has been a director of the Company since September 2004. He heads the India Advisory Group for Bessemer Venture Partners and serves on the Board of Infosys Technologies Limited, a NASDAQ-listed company, ICICI Bank Ltd, a NYSE-listed company, and other companies in India and the United States. He also advises many early-stage companies in the United States and India. He is a member of the boards of the American India Foundation Inc. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG’s Emerging Business Practice. He worked as a partner in all three of KPMG’s regions - Europe, America and Asia Pacific - as well as in all four of KPMG’s functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that, he headed up the International Services practice on the west coast of the United States. On his return from India in 2000 he was asked to lead a major effort of KPMG’s focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, and holds a Bachelor’s Degree in Commerce (Honors) from the University of Calcutta.

Rashesh Shah is co-founder of Edelweiss Group, has over 20 years of diverse experience in the financial services industry in India and has been instrumental in building Edelweiss into one of India’s leading diversified financial service companies. Prior to founding Edelweiss, he worked with ICICI Limited. Rashesh has served on the boards of various companies and public institutions. He has in the past served on the Executive Committee of the National Stock Exchange and has recently been appointed as Chairman of the Maharashtra Council of FICCI. He also chairs the National Council on Capital Markets formed by ASSOCHAM. He has been nominated to the Executive Committee of a US – India investors’ forum. His academic qualifications include an MBA from the Indian Institute of Management, Ahmedabad and a Diploma in International Trade from the Indian Institute of Foreign Trade, New Delhi.

M. Madhavan Nambiar has been an Additional Director on the Board since January 2012. Mr. Nambiar has spent over 36 years in the Indian Administrative Service with many years focused on Information Technology. Mr. Nambiar most recently served as Secretary to the Government of India, first in the Ministry of Information Technology and then in the Ministry of Civil Aviation. Mr. Nambiar is a Fellow at the Judge Business School, University of Cambridge. He holds a Bachelor of Arts Degree from Loyola College, Madras University and a Master of Business Administration Degree from the Faculty of Management Studies, Delhi University.

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

•

The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation. Sridar Iyengar and Ashok Narasimhan retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 16, 2011. Rashes Shah and Diwan Arun Nanda will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled to be held on or before September 30, 2012. M.Madhavan Nambiar who has been appointed as Additional Director will be holding office till our next Annual General Meeting of Shareholders and shall be appointed as Director thereat.

As of the date of this annual report, our Board has determined that the following members qualify as independent directors: Sunil N. Phatarphekar; Sridar A. Iyengar; Rashesh C. Shah and M. Madhavan Nambiar.

No directors have service contracts with us providing for benefits upon termination of their service as a director.

Code of Ethics

Effective February 15, 2004, we adopted a code of ethics for all of our employees and for all of our directors and senior officers in accordance with the provisions of the Sarbanes-Oxley Act of 2002. On July 19, 2005, we adopted amendments to the code of ethics for our officers. On August 19, 2005, we adopted amendments to the code of ethics for our directors.

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

As of the date of this annual report, our Audit Committee is comprised of the following members, all of whom are independent directors, as determined by the NASDAQ listing standards applicable to us: Sridar A. Iyengar; Sunil N. Phatarphekar; Rashesh C. Shah and M. Madhavan Nambiar .

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

NASDAQ Corporate Governance Requirements

In general, corporate governance principles for Indian companies whose shares are not traded on any Indian stock exchange are set forth in India’s Companies Act. Corporate governance principles under provisions of Indian law may differ in significant ways from corporate governance standards for U.S. NASDAQ-listed companies. Under NASDAQ Marketplace Rule 5615(a)(3), foreign private issuers such as ourselves are permitted to follow certain home country corporate governance practices in lieu of certain of the requirements of the NASDAQ Market Place Rules (the “Rules”). Under the Rules, foreign private issuers must disclose any alternative home country practices that they follow.

The following are the requirements of the Rules we do not follow and the home country practices we follow in lieu of these Rule requirements. Our independent Indian counsel has submitted to the NASDAQ a letter, dated June 27, 2005, certifying that our corporate governance practices as described below are not prohibited by and are consistent with Indian law.

(i)	Rule 5250(d)(2) and Rule 5250 (d)(3)—Distribution of quarterly and interim reports

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

(ii)	Rule 5605(b)(1)—Independent Directors

In lieu of the requirements of Rule 5605(b)(1), we follow the Companies Act, which does not require that a majority of the Board of Directors of Indian companies be comprised of independent directors. Nevertheless, as of the date of this annual report, our Board has determined that four out of its seven members are independent.

(iii)	Rule5605(b)(2)—Executive sessions of Independent Directors

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

(iv)	Rule 5605(d)—Compensation of Officers

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

Four of our directors, Mr. Ajit Balakrishnan, Mr. Sridar Iyengar, Mr. Sunil Phatarphekar and M . Madhavan Nambiar, receive remuneration from our wholly-owned US subsidiary Rediff Holdings, Inc., in their capacity as directors of that subsidiary. There is no restriction under Indian law on paying remuneration to directors of an Indian company having no profits or inadequate profits who are, at the same time, also directors of a non-Indian subsidiary.

(v)	Rule 5605(e)—Nomination of Directors

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

(vi)	Rule 5620(c) – Quorum

In lieu of the requirements of Rule 5620(c), we follow the Companies Act, under which a quorum for purposes of a meeting of the holders of our common stock is considered present as long as five of our members are present in person.

(vii)	Rule 5620(b)—Solicitation of Proxies

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

Employees

As of March 31, 2012, we had 418 employees and full-time consultants. Of such employees, 120 are in our shopping, sales and marketing teams, 100 are creative and editorial, 108 are dedicated to technology and product development, 7 are dedicated to production and circulation and 83 are administrative and deals. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by main category of activity:

	As at March 31,
Department	2010	2011	2012
Technology and Product Development	106	119	108
Sales and Marketing	88	79	120
Editorial	67	80	81
General & Administration	32	33	83
Creative	16	17	19
Production & Circulation	7	7	7

Total	316	335	418

Compensation

Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of 2,000 per meeting. In fiscal year 2012, we did not pay any attendance fees to our directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors of our US subsidiaries receive compensation for their service on the boards of these subsidiaries.

The following table sets forth details regarding compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2012;

Name	Salary and other compensation (US$)
Ajit Balakrishnan	200,000	(1)

Jayesh Sanghrajka	111,005	(2)

Swasti Bhowmick	24,364	(3)

Sridar A. Iyengar	25,000	(1)

Sunil Phatarphekar	20,000	(1)

M. Madhavan Nambiar	4,000	(1)

(1)	Each of Mr. Balakrishnan, Mr. Iyengar Mr. Phatarphekar and Mr Nambiar receive a salary and/or other compensation from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited. During the year Sridar Iyengar was granted 9000 options (equivalent to 9,000 shares) under Employee Stock option Plan 2006 at a exercise price of US$21.25.

(2)	Jayesh Sanghrajka was granted 10,000 options (equivalent to 5,000 equity shares) under ADR linked Employee Stock option Plan 2006 at exercise price of $2.95. The Plan will expire in September 2019. During the year he exercised 2,500 options at US$10.64. He resigned the Company w.e.f. March 2012

(3)	Swasti Bhowmick was granted 10,000 options (equivalent to 5,000 equity shares) under ADR linked Employee Stock option Plan 2006 at exercise price of $6.34. The Plan will expire in February 2022.

Employee Benefit Plans

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

During the fiscal year ended March 31, 2012, we granted options equivalent to the right to purchase 10,500 equity shares at a weighted average exercise price of US$22.06 per share. During the same period, options equivalent to 55,125 equity shares were exercised at a weighted average price of US$4.41.

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

During the fiscal year ended March 31, 2012, options equivalent to 99,503 equity shares were exercised at a weighted average price of US$9.17. During the same period, 11,500 options equivalent to 5,750 equity shares at a weighted average exercise price of US$5.16 per share were forfeited due to resignation of the employees.

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

During the fiscal year ended March 31, 2012, we granted options equivalent to the right to purchase 23,000 equity shares at a weighted average exercise price of US$12.68 per share. During the fiscal year ended March 31, 2012, options equivalent to 39,750 equity shares were exercised at a weighted average price of US$5.26. During the same period, 26,000 options equivalent to 13,000 equity shares at a weighted average exercise price of US$11.69 per share were forfeited due to resignation of the employees.

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

During the fiscal year ended March 31, 2012, we granted options equivalent to the right to purchase 24,000 equity shares at a weighted average exercise price of US$13.59 per share. During the same period, 26,000 options equivalent to 10,000 equity shares at a weighted average exercise price of US$0.20 per share were forfeited due to resignation of the employees.

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

The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2010, 2011 and 2012. The measurement date used is March 31 of the relevant fiscal year.

	2010	2011	2012
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	288,136	349,624	434,594
Acquisition	—	7,874	—
Actuarial (gain) loss	(19,112)	(16,687)	(10,478)
Service cost	63,183	74,660	78,983
Interest cost	32,683	36,731	41,987
Benefits paid	(53,452)	(22,851)	(39,297)
Effect of exchange rate changes	38,186	5,243	(59,643)

Benefit obligation at the end of the year	349,624	434,594	446,146

Accumulated benefit obligation was US$229,022 and US$ 247,312 as of March 31, 2011 and 2012 respectively.

Net gratuity cost for the years ended March 31, 2010, 2011 and 2012 comprise of the following:

	2010	2011	2012
	US$	US$	US$
Service cost	63,183	74,660	78,983
Interest cost	32,683	36,731	41,987
Recognized net actuarial (gain) loss	(19,112)	(16,687)	(10,478)

Net gratuity cost	76,754	94,704	110,492

The assumptions used in accounting for gratuity in the years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
Discount rate	9.10%	9.00%	9.24%

Rate of increase in compensation	10% for first 2 years and 7% thereafter	10% for first year and 7% thereafter	7%

The following benefit payments, which reflect expected future services, as appropriate are expected to be paid

Year ending March 31,	US$
2013	36,884
2014	48,084
2015	44,957
2016	57,649
2017 2018-2022	180,023 419,840

The expected benefits are based on the same assumptions used to measure the company’s benefit obligation as of March 31, 2012.

Provident Fund

Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$204,589, US$252,004 and US$279,396 for the years ended March 31, 2010, 2011 and 2012 respectively.

Compensated Absences

The Company provided US$138,330 US$137,007 and US$197,905 for the years ended March 31, 2010, 2011 and 2012, respectively, as the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences, considering anticipated forfeiture, in the year in which earned.

RELATED PARTY TRANSACTIONS

Six of our largest shareholders beneficially hold an aggregate of approximately 63% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Advertising Revenues

During the fiscal year ended March 31, 2010, 2011 and 2012, we earned advertising revenues of US$ 328,815, US$721,974, and Nil, respectively, from Edelweiss Capital Services Ltd in which Rashesh Shah a director of Rediff is shareholder and director.

Product Development Expenses

During the fiscal years ended March 31, 2010, 2011 and 2012, we incurred product development expenses (including amount capitalized) of US$ Nil, US$ 167,833 and US$ 137,490, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.

Purchase of Convertible Promissory Note

During the fiscal year ended March 31, 2010, 2011 and 2012, we purchased secured convertible promissory notes (referred as “notes”) of US$ 1,300,000, US$ Nil, and US$ Nil, respectively, from Runa Inc. in which a director of the Company is a shareholder and key management personnel. In August 2010, notes of Runa Inc. with a carrying amount of US$ 1,300,000 were converted into equity shares upon exercise of conversion option by the Company resulting in an equity interest ownership in Runa Inc. of 10%.

Balances with related parties include:

	As of March 31,
	2011	2012
	US$	US$
Trade account receivable for advertising revenues (net of allowance of US$169,962 and US$206,974 as of March 31, 2011 and 2012, respectively)	171,268	90,835
Accounts payable for product development expense	7,226	12,612

Acquisition of business

On November 26, 2010, we acquired all of the equity interest in Vubites India Private Limited from the Ajit Balakrishnan the Chairman and Managing Director of the Company and who is also a principal shareholder of the Company. Details of the acquisition including the purchase consideration and the identifiable assets acquired and liabilities assumed have been disclosed in note 6 to the accompanying consolidated financial statements.

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

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the Reserve Bank of India (“RBI”), a person resident in India is not permitted to hold ADSs of an Indian company. ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, a dealer authorized by the Reserve Bank of India must be notified of the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, as well as of any renunciation by a non-resident in favor of a resident of India of the right to subscribe to such equity shares granted pursuant to a rights offering, provided the price for sale of such equity shares is in accordance with Reserve Bank of India pricing guidelines. If not, prior approval of the Reserve Bank of India is required for any such transfer. Under current Indian law, Equity Shares may only be deposited into our depositary facility in exchange for ADSs, under certain circumstances, and the number of ADSs that can be outstanding at any time is limited as follows: after any offering of ADSs, Equity Shares can be deposited for issuance of ADSs only to the extent that (a) holders have surrendered ADSs and withdrawn Equity Shares from the ADS facility and (b) such holders sold such Equity Shares through SEBI registered stock brokers in a domestic Indian stock market. As our Equity Shares are not listed on any Indian stock exchange, if you elect to surrender your ADSs and receive Equity Shares, you would be unable to redeposit outstanding Equity Shares with our Depositary and receive ADSs.

Notwithstanding the foregoing, if a foreign investor were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership and may be subject to the portfolio investment restrictions and limitations. Further, foreign investors who withdraw their equity shares from the ADS program with the result that their direct or indirect holding in the company crosses certain thresholds specified in the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011 (“Takeover Code”), the shareholder may be required to make a public offer to the remaining shareholders of the company under the Takeover Code. For details see the section titled “Restriction on Foreign Ownership and Indian Securities”. Our shares are not listed on the Indian stock exchange and, therefore, we are not subject to the Takeover Code. If on conversion of our ADSs, an ADS holder does cross the specified threshold, he will not be required to make any public offer.

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

Indian borrowers are allowed to raise up to US$20 million, in the event the minimum average maturity of the ECB is three years and up to US$750 million, in the event the minimum average maturity is five years, without Reserve Bank of India approval (the “automatic route”) so long as, inter alia, the following conditions are met.

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

•

Proceeds from ECBs may only be raised for permitted purposes, such as capital investments, investment during construction, overseas direct investment in a joint venture or a wholly-owned foreign subsidiary. ECB proceeds cannot be used for on-lending, for investing in capital markets and real estate, for working capital and general corporate purposes or for refinancing existing domestic loans, save for infrastructure sectors, which may use 25% of the fresh ECB proceeds to refinance the Rupee loan, under the approval route and subject to certain conditions.

•	ECBs may be secured by assets of the borrower subject to compliance with the relevant regulations issued by the Reserve Bank of India.

•

Pre-payment or redemption of ECBs prior to maturity in amounts up to US$750 million is permitted without prior Reserve Bank of India approval, provided that any such prepayment and redemption can only be undertaken if the same complies with the stipulated average maturity period of three years, in the case an ECB of up to US$20 million, and five years, in the case of an ECB of up to US$750 million.

•	Preference shares and convertible debentures that are not mandatorily and fully convertible into equity shares would be treated as ECBs for all purposes under the law.

All proposals for the issuance of ECBs that do not fall into the parameters set out above will need the approval of the Reserve Bank of India.

The maximum amount of ECBs that may be raised by an eligible borrower under the automatic route is US$750 million, or its equivalent, during a single financial year. The primary responsibility to ensure that ECBs raised/utilized are in conformity with the RBI instructions is that of the borrower and any contravention of the RBI guidelines will be viewed seriously and may invite penal action.

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

The number of outstanding Equity Shares as of March 31, 2012, was 14,810,178. We have been informed by our depository that as of June 14, 2012, there were 22 record holders of ADRs evidencing 9,295,956 ADSs (representing 4,647,978 Equity Shares) in the United States.

The tables below set forth high and low trading prices for our ADSs on the NASDAQ Capital Market from April 1, 2005 to October 6, 2006 and on the NASDAQ Global Market since October 9, 2006.

Annual and Quarterly high-low price history:

	Price Per ADS (in U.S. dollars)
	High	Low
Fiscal year ending March 31, 2008	27.50	6.46
Fiscal year ending March 31, 2009	9.77	1.40
Fiscal year ending March 31, 2010	4.50	1.75
Fiscal year ending March 31, 2011
First Quarter (April 1,2010 to June 30, 2010)	3.42	1.97
Second Quarter (July 1,2010 to September 30, 2010)	6.25	1.69
Third Quarter (October 1, 2010 to December 31, 2010)	5.64	2.90
Fourth Quarter (January 1, 2011 to March 31, 2011)	9.90	4.95
Fiscal year ended March 31, 2012
First Quarter (April 1, 2011 to June 30, 2011)	17.98	7.13
Second Quarter (July 1, 2011 to September 30, 2011)	14.48	6.57
Third Quarter (October 1, 2011 to December 31, 2011)	11.20	4.89
Fourth Quarter (January 1, 2012 to March 31, 2012)	9.55	6.40
Fiscal year ending March 31, 2013
First Quarter (April 1, 2012 to June 30, 2012)	7.21	3.50

Monthly high-low price history for previous six months:

Previous six months	High	Low
January 2012	9.55	7.12
February 2012	7.98	6.80
March 2012	7.48	6.40
April 2012	7.21	6.10
May 2012	6.34	4.12
June 2012	4.32	3.50

Fees and other payments made by the Depository

During fiscal year ended March 31, 2012, expenses in an aggregate amount of approximately US$4,144 was borne by the depository in relation to the Company’s ADS program. Apart from this, the Company did not receive any other reimbursement or payments from the depository, either directly or indirectly, during fiscal year 2012.

Fees charged by the Depositary

The Company’s ADS depositary has sought, and the Company has agreed to, certain changes to the terms of the ADS deposit agreement and related arrangements under which the depositary provides its services. Pursuant to these changes, the depositary may charge persons holding or beneficially owning ADSs on applicable record dates established by the depositary up to $2.00 per 100 ADSs (or fractions thereof) held, as a “depositary services fee”. A portion of the aggregate depositary services fees that the depositary may collect in a given year, as well as certain other amounts, may be made available to the Company, solely to defray costs the Company may incur in conducting certain investor relations and other activities related to the ADS program.

In addition to the depositary services fee, the depositary retains the right under the ADS deposit agreement to charge holders or beneficial owners of ADSs certain other fees, including in the event a holder or beneficial owner withdraws from the ADS program the shares underlying its ADSs, or in the event the Company distributes cash or stock dividends or makes other distributions to ADS holders. In most of these cases, the depositary has the right to charge up to $5.00 per 100 ADSs (or fractions thereof) as to which the particular service is being provided.

For further information concerning the fees that the depositary retains the right to charge, and other aspects of the terms under which the depositary provides its services, see the deposit agreement filed as an exhibit to the post-effective amendment no. 1 to the registration statement on Form F-6, being filed with the U.S. Securities and Exchange Commission in connection with the ADS program and the amending of the terms of the deposit agreement.

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

The consolidated FDI Policy dated April 10, 2012 states that indirect foreign investment shall include all types of foreign investments i.e. FDI, investment by FIIs, NRIs, ADRs, GDRs, Foreign Currency Convertible Bonds (FCCB) and convertible preference shares and convertible currency debentures and that all investment directly by a non-resident entity into the Indian company would be counted towards direct foreign investment.

Chapter 4 of the FDI policy sets out guidelines for calculation of direct and indirect foreign investment in Indian Companies.

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

Person’s resident outside India may also transfer shares or convertible debentures in Indian companies held by them to a person resident in India by way of gift, without prior approval of the RBI. Person’s resident outside India can sell the shares of an Indian company on a recognized Stock Exchange in India through a stock broker registered with stock exchange or a merchant banker registered with SEBI, without prior approval of the RBI. Further, Chapter 3 of the FDI Policy grants general permission for the transfer of shares by a person resident outside India to a person resident in India (and vice versa) subject to compliance with certain terms, conditions and reporting requirements mentioned therein.

Under current Indian regulations and practice, the RBI must approve the sale of equity shares underlying GDSs from a non-resident of India to a resident of India if the sale does not meet the requirements of paragraph 3.4.2 of chapter 3 of the FDI policy As foreign exchange controls are in effect in India, the RBI will approve the price at which equity shares are transferred based on a specified formula, and sale at a higher price per share may not be permitted.

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

Pursuant to the Master Circular, foreign investment in any form is prohibited in a company or a partnership firm or a proprietary concern or any entity, whether incorporated or not (such as trusts), which is engaged or proposes to engage in the following activities:

(i)	business of “chit” fund;

(ii)	“nidhi” company;

(iii)	real estate business or construction of farm houses; or

(iv)	trading in Transferable Development Rights (“TDRs”).

Real estate business does not include the development of townships, construction of residential/commercial premises and roads or bridges, educational institutions, recreational facilities, city and regional level infrastructure, townships. Partnership firms / proprietorship concerns having investments pursuant to FEMA regulations are not allowed to engage in the print media sector.

In addition to the above, investment in the form of foreign direct investment is also prohibited in certain sectors such as:

a)	retail trading (except single brand product retailing);

b)	atomic energy;

c)	lottery business including Government/private lottery, online lotteries, etc;

d)	gambling and betting including casions etc;

e)	Activities/sectors not opened to private sector investment;

f)	Manufacturing of Cigars, cheroots, cigarillos and cigarettes, of tobacco or of tobacco substitutes.

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

Investment by QFIs

Qualified Foreign Investor or QFI is a non-resident investor (other than SEBI registered FII and SEBI registered FVCI) who meets the KYC requirements of SEBI for the purpose of making investments in accordance with the regulations of RBI and/or SEBI.

QFls are permitted to invest through SEBI registered Depository Participants (DPs) in equity shares of listed Indian companies through recognized brokers on recognized stock exchanges in India as well as in equity shares of Indian companies which are offered to public in India.

QFls are also permitted to acquire equity shares by way of right shares, bonus shares or equity shares on account of stock split / consolidation or equity shares on account of amalgamation, demerger or such corporate actions subject to the prescribed investment limits. QFIs are allowed to sell the equity shares so acquired subject to the relevant SEBI guidelines.

The individual and aggregate investment limits for the QFls is 5% and 10% respectively of the paid up capital of an Indian company. These limits are over and above the FII and NRI investment ceilings prescribed under the Portfolio Investment Scheme for foreign investment in India, but must be within the FDI sectoral cap.

Dividend payments on equity shares held by QFls may either be remitted to the designated overseas bank accounts of the QFIs or credited to a Rupee account. Dividend payments may be used for fresh purchases of equity shares.

Takeover and Insider Trading Regulations

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of an Indian public listed company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 25% or more of such shares or voting rights or a change in control of the company, the acquirer must make an open offer to the other shareholders, offering to purchase at least 26% of the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder may be subject to the Takeover Code; if the shareholding of the ADS holder on conversion exceeds 25% of the paid up capital of the Indian company and the Indian company is listed in India. An ADS holder may also be subject to the Takeover Code if the ADS holder becomes entitled to exercise voting rights, in any manner whatsoever, on the underlying shares. Similar disclosures must be made under the SEBI (Prohibition of Insider Trading), Regulations, 1992, or Insider Trading Regulations, if the equity shares of the Indian company are listed on a recognized stock exchange in India. So long as our Equity

Shares are unlisted in India, the provisions of the Takeover Code and the Insider Trading Regulations will not be applicable.

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

QIBs are defined as:

•	Public financial institution as defined in Section 4A of the Companies Act;

•	Scheduled commercial banks;

•	Mutual funds;

•	FIIs and sub-account (other than a sub-account which is a foreign corporate or foreign individual) registered with SEBI;

•	Multilateral and bilateral development financial institutions;

•	Venture capital funds registered with SEBI;

•	Foreign venture capital investors registered with SEBI;

•	State industrial development corporations;

•	Insurance companies registered with the Insurance Regulatory and Development Authority;

•	Provident funds with minimum corpus of 250 million;

•	Pension funds with minimum corpus of 250 million; or National Investment Fund set up by the Government of India

•	National Investment Funds; and

•	Insurance funds set up and managed by Army, Navy or Air Force of the Union of India.

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

Because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

PRINCIPAL SHAREHOLDERS

The following table provides information relating to the beneficial ownership of our equity shares for:

•	each of the executive officers named in the summary compensation table and each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially Owned As of June 30, 2012		Shares Beneficially Owned As of June 30, 2011		Shares Beneficially Owned As of June 30, 2010
Name of Beneficial Owner	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding
Officers and Directors
Ajit Balakrishnan (1)(1A) (1B) (1C) (1D)	3,463,982	23.39%	3,463,982	23.42%	3,463,982	23.70%
Diwan Arun Nanda (1)	3,444,742	23.26%	3,444,742	23.29%	3,444,742	23.57%

All Directors and Officers as a Group (2 persons)	4,720,722	31.87%	4,720,722	31.92%	4,720,722	32.08%

Other Shareholders holding more than 5 % shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	14.85%	2,200,002	15%	2,200,002	15%
Draper-India International	2,200,000	14.85%	2,200,000	15%	2,200,000	15%

Edwlweiss Finance and Investment Limited	1,523,000	10.28%	1,523,000	10.30%	1,258,000-	9%
Rediff.com India limited Employee Trust (1D)	1,015,000	6.85%	1,015,000	6.86%	750,000-	5%

Notes:

(1)	Includes 2,200,002 Equity Shares held by Rediffusion Holdings Private Limited, previously called Rediffusion Advertising Private Limited, of which Ajit Balakrishnan is a 50.0% shareholder and Director and Diwan Arun Nanda is a 50.0% shareholder and Director.

(1A)	Includes 144,540 Equity Shares held by Quintrol Technologies Private Limited, of which Ajit Balakrishnan is a director as well as a 99.9% stockholder.

(1B)	Includes 5,300 ADSs of the Company held by Mr. Ajit Balakrishnan.

(1C)	Includes 33,200 ADSs of the Company held by A B Technologies, LLC a New York limited liability company, with respect to which Mr. Balakrishnan holds a position as the Managing Member as well as 99.9% stockholder.

(1D)	The trustees of the trust consist of 3 executive officers of Rediff. Mr. Balakrishnan in his capacity as the Chairman of Rediff has the power to remove and appoint the trustees of the trust, and therefore may be deemed to be the beneficial owner of the shares owned by the trust. Mr. Balakrishnan disclaims beneficial ownership of the shares owned by the trust.

Sunil N. Phatarphekar, a director of the Company, holds 6,000 equity shares which resulted from the exercise of the stock options.

Ashok Narasimhan, a director of the Company, holds 6,000 equity shares which resulted from the exercise of the stock options.

Our ADSs are currently listed and traded on the NASDAQ Global Market and each ADS is represented by one-half of one Equity Share of par value of 5 per share.

Our ADSs are registered pursuant to Section 12(b) of the Securities Act. We have been informed by our depository that as of June 14, 2012, 9,295,956 ADSs were held by 22 record holders of ADRs in the United States.

TAXATION

Indian Tax

The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income-tax Act as amended by the Finance Act, 2012, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income-tax Act.

In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the Double taxation avoidance agreement are more favorable to the investor, under the Indian Income-tax Act, the provisions of the Double taxation avoidance agreement would prevail. However, the Finance Act, 2012 has introduced provisions relating to General Anti-Avoidance Rules (GAAR) under which certain arrangements could be declared to be an impermissible avoidance arrangement. The consequences of such arrangements include denial of a tax benefit or a benefit under a tax treaty. The provisions are proposed to be applicable from fiscal year 2013 in accordance with guidelines which are yet to be prescribed. The tax provisions discussed hereinafter are therefore subject to the provisions of GAAR.

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

Residence

For purposes of the Indian Income-tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of an Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India as a member of the crew of an Indian ship or for the purposes of employment outside India. A company is resident in India in any fiscal year if it is an Indian company or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Shareholders who receive dividends by a domestic company will not be subject to tax on the distribution if the company has paid the dividend distribution tax (the “DDT”). Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, we are required to pay taxes at a rate of 16.223%, including applicable surcharge and Education Cess, of the total dividend declared. If the company has not paid the DTT, the shareholder would be taxable at the applicable Indian Income-tax rates depending on the legal status of the shareholders.

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

Since the exemption is provided under the Scheme and not under the Indian Income-tax Act, it is not certain whether Indian tax authorities would grant the exemption. Moreover, Article 7(3) of the Scheme clarifies that the cost of acquisition of the underlying shares acquired through the redemption of ADRs, shall be determined as the price of ordinary shares of the issuing company prevailing on the Stock Exchange on the date of the advice or redemption. Therefore, the tax authorities may contend that since the Scheme does not provide the methodology for calculating the capital gains on sale of underlying shares in the case of unlisted companies, the benefit under the Scheme would not be available to companies not listed in India. In such a case, there may be a risk of taxability of gains on acquisition of underlying Equity Shares upon redemption of ADSs.

Taxation on Sale of Equity Shares

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India and the transaction is chargeable to Securities Transaction Tax (“STT”). Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds 1 Crore ( 10 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2012. In all the above cases, the amount of tax and surcharge, if any, would be increased by an Education Cess of 2% and Secondary and Higher Education Cess of 1% resulting in an aggregate Education Cess of 3%.

Article 9(5) of the Scheme indicates that the long term capital gains on sale of redeemed underlying shares held by non-resident investors in the domestic market would be charged to tax at 10% in accordance with the provisions of section 115AC. Though section 115AC provides for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 3%) on long term capital gains arising from transfer of ADSs (other than one between two non-residents made outside India), it is unclear whether the lower rate of tax would also extend to gains arising from transfer of shares converted from ADSs under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income-tax Act also provide for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 3%) for specific classes of taxpayers, such as FIIs, registered with SEBI.

Long-term capital gains realized on the sale of equity shares which are listed in India will be exempt from tax if the transaction of that sale is entered into on a recognized stock exchange in India and the transaction is charged to STT and the contract for the sale of the equity shares is settled by the actual delivery or transfer of those shares.

Where equity shares have been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income tax applicable to non-residents under the provisions of the Indian Income-tax Act, subject to a maximum of 40% (plus applicable surcharge and Education Cess as mentioned above), except in the case of a sale of Equity Shares entered into in a recognized stock exchange in India and the transaction is charged to STT. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

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

Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 15%. Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds 1 Crore ( 10 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2012. In all the above cases, the amount of tax and surcharge, if any, would be increased by cess of 3%, provided the transaction of the sale is entered into in a recognized stock exchange in India and the transaction is charged to STT and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares.

Pursuant to Article 7(3) of the Scheme, in the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited (“BSE”) or the National Stock Exchange of India Limited (“NSE”) on the date the depositary gives notice to the custodian of the redemption of ADSs. However, pursuant to Section 49(2A) of the Indian Income-tax Act , where the capital asset, being a share or debenture of a company, becomes the property of the assessee by way of conversion of bonds, debentures, debenture stock, or deposit certificate in any form, the cost of acquisition of the asset to the assessee shall be deemed to be that part of the cost of debenture, debenture-stock, bond or deposit certificate in relation to which such asset is acquired by the assessee. Therefore, it is unlikely that the beneficial tax treatment prescribed under the Scheme would be available to the investor for the fiscal year 2012.

Rights

Issuance to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

However, under section 56(2)(viia) of the Indian Income-tax Act, where a firm or a closely held company receives any share of another closely held company without consideration or for a consideration which is less than the fair market value (fair market value exceeding 0.05 million), the fair market value /excess shall be taxable in the hands of the recipient. There is a possibility that the tax authorities may tax the recipient under section 56(2)(viia) of the Indian Income-tax Act. A view may be taken that there is no transfer of shares when fresh shares or rights are allotted and that consequently the provisions of section 56(2)(viia) are not attracted. However, litigation with the tax authorities cannot be ruled out on this issue.

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

We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ending March 31, 2012. However, there is no guaranty that the Internal Revenue Service will agree with our determination. Moreover, we may become classified as a PFIC for one or more future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our goodwill and other unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy substantial amounts of cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.

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

Under the PFIC rules:

☐	the gain or excess distribution would be allocated ratably over your holding period for ADSs or Equity Shares;

☐	the amount allocated to the taxable year in which the gain or excess distribution was realized, and any taxable year prior to the first taxable year that you held our ADSs or our Equity Shares in which we are classified as a PFIC (a “pre-PFIC year”), would be taxable as ordinary income; and

☐	the amount allocated to each prior year, other than the current year and any pre-PFIC year, would be subject to (i) tax at the highest tax rate in effect for that year and (ii) an interest charge generally applicable to underpayments of tax based on the amount of the tax deferred during the time in which you owned ADSs or Equity Shares.

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

Our management, with the participation of our Chairman and Managing director, who serves as our Principal Executive Officer, and our Chief Financial Officer who serves as Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 referred as the “Exchange Act “) as of the end of the period covered by this annual report. Based on such evaluation, our Chairman and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chairman and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is the process designed by, or under the supervision of, our Chairman and Managing director, who serves as our Principal Executive Officer, and our Chief Financial Officer who serves as Principal Financial Officer, and effected by our management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with established policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chairman and Managing director and our Chief Financial Officer, our Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2012. In making this assessment, our management primarily used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on such assessment, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2012.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2012.

Changes in Internal Controls over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells, Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

	Fiscal year ended March 31,
	2010	2011	2012
	US$	US$	US$
Audit Fee	156,544	204,051	217,161
Audit-Related Fees (in respect of certain review services)	29,617	—	—
Tax Fees	20,097	26,391	24,979

Total	206,258	230,442	242,140

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

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 23, 2010, our Board of Directors authorized the purchase of up to US$8,861,320 of our Equity Shares under a share repurchase program. In their meeting held on July 21, 2011, our Board of Directors, considering the then-current market price of our ADSs, terminated the share repurchase program. The information set forth below reflects the share purchases made in connection with the share repurchase program.

Period	Total number of Shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plan or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
		US$		US$
Month # 12 (March 2010)	750,000	4.08	—	5,538,325
Month # 09 (December 2010)	265,000	5.16	—	NA

Total	1,015,000

Note:

(1)	Our ordinary share to ADS ratio is one ordinary share for two ADS.

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

Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Reserve Bank of India publishes the exchange rate on each date. The published rate on March 31, 2012 was 51.16 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars has been performed using rates specified by the Reserve Bank of India.

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

Share Capital

Our authorized share capital is 24,000,000 Equity Shares, par value 5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2012, 14,810,178 Equity Shares were issued and outstanding.

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

Voting Rights

At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

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

Following the introduction of the Depositories Act, 1996, as amended, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, as amended, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public limited company, the provisions of Section 111A will apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board constituted under Section 10E of the Companies Act. Pursuant to Section 111A(3) of the Companies Act, if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992 or the regulations issued there- under or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the Company Law Board may, on application made by the company, a depository incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules there-under together with delivery of the share certificates.

Disclosure of Ownership Interest

Section 187C of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether Section 187C applies to holders of ADS, investors who exchange ADS for the underlying Equity Shares will be subject to the restrictions of Section 187C. The provisions of Section 187C of the Companies Act do not, however, apply to a trustee holding shares of a company for the benefit of the beneficiaries of a trust.

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

Company Acquisition of Equity Shares

Under the Companies Act, approval of at least 75% of a company’s shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the Companies Act. In addition, private and unlisted public companies such as ours, would have to comply with the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999, notified by the Ministry of Law, Justice and Company Affairs of the Government of India on July 6, 1999 and public companies which are listed on a recognized stock exchange in India would have to comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are not listed on any recognized stock exchange in India, we would have to comply with the relevant provisions of the Companies Act and the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999.

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

EXHIBIT INDEX

Exhibit No.	Description of Document

*1.1	Articles of Association, as amended.

*1.2	Memorandum of Association, as amended.

*1.3	Certificate of Incorporation, as amended.

*2.1	Form of Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depository Receipt).

*2.2	Rediff.com’s specimen certificate for equity shares.

*2.3	Amended and Restated Shareholder Rights Agreement dated February 24, 2000 between Rediff.com and the shareholders of Rediff.com.

*4.1	1999 Employee Stock Option Plan.

*4.2	1999 Associate Stock Option Plan.

***4.3	2002 Stock Option Plan.

****4.4	2004 Stock Option Plan.

*******4.5	2006 Employee Stock Option Plan.

********4.6	2006 ADR Linked Employee Stock Option Plan.

*4.7	Form of Indemnification Agreement.

*******4.8	Indemnification Agreement dated November 8, 2005 between Rediff.com and Sridar A. Iyengar.

*******4.9	Indemnification Agreement dated November 8, 2005 between Rediff.com and Ashok Narasimhan.

*******4.10	Indemnification Agreement dated November 8, 2005 between Rediff.com and Pulak Chandan Prasad.

*******4.11	Indemnification Agreement dated November 8, 2005 between Rediff.com and Joy Basu.

*4.12	Sublease dated July 5, 1999 between Shreenathji Balaji Computech Private Limited and Rediff.com.

*4.13	Letter Agreement dated December 28, 1998 between Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.

*4.14	Promoters Agreement dated January 9, 1996 between Ajit Balakrishnan and Diwan Arun Nanda.

**4.15	Stock Purchase Agreement among Rediff.com, ValuCom and shareholders of ValuCom dated March 21, 2001.

**4.16	Stock Purchase Agreement among Rediff.com, India Abroad and shareholders of India Abroad dated March 21, 2001, as amended on April 27, 2001.

**4.17	Amended and Restated Agreement and Plan of Reorganization among Rediff.com, Thinkindia.com, Inc., Rediff Holdings, Inc., the principal stock holders of Think India and certain other parties thereto dated February 27, 2001.

*****4.18	Agreement for sale of assets of Value Communications Corporation dated April 8, 2004.

******4.19	Underwriting Agreement dated November 9, 2005 between Rediff.com and Deutsche Bank Securities Inc.

†12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†13.1	Certification of Principal Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†13.2	Certification of Principal Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†15.1	Consent of Independent Registered Public Accounting Firm

†101	The following financial information from Rediff.com India Limited Annual Report on Form 20-F for the year ended March 31, 2012 is formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-37376).
*	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2001.
***	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2003.
****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on December 30, 2004.
*****	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2004.
******	Incorporated by reference to exhibits filed with the Registrant’s Form 6-K filed on November 9, 2005.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2006.
********	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2007.
†	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rediff.com India Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 31, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE HASKINS & SELLS

Chartered Accountants

Mumbai, India

July 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rediff.com India Limited

Mumbai, India

We have audited the internal control over financial reporting of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 and our report dated July 31, 2012 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE HASKINS & SELLS

Chartered Accountants

Mumbai, India

July 31, 2012

REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS

as of March 31, 2011 and 2012

	2011	2012
	US$	US$
Assets
Current Assets
Cash and cash equivalents	36,922,125	24,545,839
Trade accounts receivable (net of allowances of US$ 4,022,664 and US$ 3,200,434 as of March 31, 2011 and 2012, respectively)	7,178,848	6,151,846

Prepaid expenses and other current assets (See Note 4)	1,702,963	1,375,135

Total current assets	45,803,936	32,072,820

Property, plant and equipment — net (See Note 5)	5,972,595	7,399,081
Goodwill (See Note 8)	2,000,000	2,000,000
Intangible assets, net (See Note 9)	3,271,089	2,486,009
Investments, at cost	1,300,000	1,300,000
Investments in equity method investees (See Note 7)	540,902	81,473
Recoverable taxes	3,326,024	2,960,245
Other non-current assets (See Note 10)	1,725,624	2,168,591

Total non-current assets	18,136,234	18,395,399

Total assets	63,940,170	50,468,219

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities (See Note 11)	7,189,236	4,378,101
Customer advances and unearned revenues	1,583,692	2,151,956

Total current liabilities	8,772,928	6,530,057
Deferred tax liability (See Note 17)	205,159	244,429
Other non- current liabilities (See Note 12)	859,892	957,329

Total liabilities	9,837,979	7,731,815

Commitments and contingencies (See Note 25)
Shareholders’ Equity
Equity shares: par value — 5, Authorized: 24,000,000 equity shares as of March 31, 2011 and 2012 ; Issued: 14,615,800 and 14,810,178 equity shares as of March 31, 2011 and 2012, respectively and outstanding 13,600,800 and 13,795,178 equity shares as of March 31, 2011 and 2012, respectively	1,735,105	1,756,726
Additional paid-in-capital	128,827,344	130,958,274
Accumulated other comprehensive loss	(3,436,985)	(9,278,078)
Accumulated deficit	(68,596,668)	(76,273,913)
Treasury shares, at cost (See Note 13) (1,015,000 equity shares as of March 31, 2011 and 2012, respectively)	(4,426,605)	(4,426,605)

Total shareholders’ equity	54,102,191	42,736,404

Total liabilities and shareholders’ equity	63,940,170	50,468,219

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the years ended March 31, 2010, 2011 and 2012

	2010	2011	2012
	US$	US$	US$
Revenues
India Online	14,694,576	17,942,609	16,223,222
U.S. Publishing	4,148,685	3,852,854	3,719,044

Total revenues	18,843,261	21,795,463	19,942,266

Cost of revenues (excluding depreciation and amortization separately disclosed below)
India Online	7,654,344	8,299,834	8,241,612
U.S. Publishing	2,460,959	2,496,145	2,532,509

Total cost of revenues	10,115,303	10,795,979	10,774,121

Operating expenses
Sales and marketing	7,143,440	5,373,345	5,341,678
Product development	2,663,319	3,826,350	3,136,778
Depreciation and amortization	5,004,262	3,786,398	3,499,769
General and administrative	5,549,891	6,582,091	7,935,447
Long-lived assets impairment (See Note 5)	136,878	109,658	—
Foreign exchange loss (gain), net	(195,865)	17,783	91,926

Total operating expenses	20,301,925	19,695,625	20,005,598

Operating loss	(11,573,967)	(8,696,141)	(10,837,453)

Other income (expense), net
Interest income	4,017,824	3,372,109	2,584,432
Investment impairment	(65,556)	(543,220)	—
Gain on sale of equity method investee	—	—	749,897
Miscellaneous income	46,316	98,224	107,169

Total other income, net	3,998,584	2,927,113	3,441,498

Loss before income taxes and equity in net earnings of equity method investees	(7,575,383)	(5,769,028)	(7,395,955)
Income tax expense	(30,000)	(17,279)	(65,555)
Equity in net loss of equity method investees	(423,099)	(785,707)	(215,735)

Net loss	(8,028,482)	(6,572,014)	(7,677,245)

Weighted average number of equity shares — basic	14,563,197	13,783,033	13,758,635

Weighted average number of equity shares — diluted	14,563,197	13,783,033	13,758,635

(Loss) earnings per share — basic	(0.552)	(0.477)	(0.558)
(Loss) earnings per share — diluted	(0.552)	(0.477)	(0.558)

(Loss) earnings per ADS — (where 2 ADSs represent 1 equity share) — basic	(0.276)	(0.238)	(0.279)

(Loss) earnings per ADS — (where 2 ADSs represent 1 equity share) — diluted	(0.276)	(0.238)	(0.279)

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For each of the years ended March 31, 2010, 2011 and 2012

	Equity shares					Treasury shares (Equity shares held by controlled trust)
	Number of shares	Equity share capital US$	Additional paid- in- capital US$	Accumulated other comprehensive income (loss) US$	Accumulated deficit US$	No of shares	US$	Total shareholders’ equity US$	Comprehensive income (loss) US$
Balance as of March 31, 2009	14,615,800	1,735,105	127,014,384	(10,746,318)	(53,996,172)	—	—	64,006,999
Stock- based compensation			833,214					833,214
Net loss					(8,028,482)			(8,028,482)	(8,028,482)
Foreign currency translation adjustment				6,900,715				6,900,715	6,900,715
Repurchase of equity shares for treasury (See Note 13)						(750,000)	(3,106,447)	(3,106,447)

									(1,127,767)

Balance as of March 31, 2010	14,615,800	1,735,105	127,847,598	(3,845,603)	(62,024,654)	(750,000)	(3,106,447)	60,605,999
Stock- based compensation			559,157					559,157
Net loss					(6,572,014)			(6,572,014)	(6,572,014)
Foreign currency translation adjustment				408,618				408,618	408,618
Contribution from principal shareholder (See Note 6)			420,589					420,589
Repurchase of equity shares for treasury (See Note 13)						(265,000)	(1,320,158)	(1,320,158)

									(6,163,396)

Balance as of March 31, 2011	14,615,800	1,735,105	128,827,344	(3,436,985)	(68,596,668)	(1,015,000)	(4,426,605)	54,102,191
Stock- based compensation			787,874					787,874
Net loss					(7,677,245)			(7,677,245)	(7,677,245)
Foreign currency translation adjustment				(5,841,093)				(5,841,093)	(5,841,093)
Stock option exercised	194,378	21,621	1,343,056					1,364,677

									(13,518,338)

Balance as of March 31, 2012	14,810,178	1,756,726	130,958,274	(9,278,078)	(76,273,913)	(1,015,000)	(4,426,605)	42,736,404

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the years ended March 31, 2010, 2011 and 2012

	2010	2011	2012
	US $	US $	US $
Cash flows from operating activities
Net loss	(8,028,482)	(6,572,014)	(7,677,245)

Adjustments to reconcile net loss to net cash generated from operating activities:
Gain on sale of investment in equity method investee	—	—	(749,897)
Long-lived assets impairment	136,878	109,658	—
Investment impairment	65,556	543,220	—
Equity in net earnings of equity method investees	423,099	785,707	215,735
Depreciation and amortization	5,004,262	3,786,398	3,499,769
Allowances for doubtful trade accounts receivables	(261,825)	(144,263)	37,700
Loss (profit) on sale of property, plant and equipment	7,314	(51)	5,165
Stock- based compensation expense	833,214	559,157	787,874
Unrealized exchange loss (gain)	43,764	(257)	117,952
Changes in assets and liabilities:
Trade accounts receivable	1,489,504	(1,146,531)	158,828
Prepaid expenses and other current assets	919,765	24,969	119,836
Accounts payable, accrued liabilities and other liabilities	352,412	428,114	(1,961,862)
Customer advances and unearned revenues	(35,878)	201,184	688,625
Recoverable taxes	(157,291)	1,812,649	(61,155)
Other non-current assets	190,367	107,697	(384,871)

Net cash generated from / (used in) operating activities	982,659	495,637	(5,203,546)

Cash flows from investing activities
Payments to acquire property, plant and equipment	(1,762,906)	(4,010,461)	(5,379,475)
Purchase of investment in equity method investee	(407,018)	—	—
Sale of investment in equity method investee	—	—	937,866
Acquisition, net of cash acquired*	—	(3,028,660)	—
Purchase of promissory notes	(1,750,000)	(250,000)	—
Proceeds from sale of property, plant and equipment	36,070	10,501	17,986

Net cash used in investing activities	(3,883,854)	(7,278,620)	(4,423,623)

Cash flows from financing activities
Repurchase of equity shares	(3,106,447)	(1,320,158)	—
Proceeds from issue of shares	—	—	1,364,677

Net cash from / (used in) financing activities	(3,106,447)	(1,320,158)	1,364,677

Net decrease in cash and cash equivalents	(6,007,642)	(8,103,141)	(8,262,492)
Cash and cash equivalents at the beginning of the year	45,521,173	44,690,314	36,922,125
Effect of exchange rate changes on cash	5,176,783	334,952	(4,113,794)

Cash and cash equivalents at the end of the year	44,690,314	36,922,125	24,545,839

Supplementary cash flow information:
Income taxes paid	1,051,768	482,414	492,682
Supplementary disclosure of non cash investing activity:
Payables for purchase of property, plant and equipment	133,568	35,595	30,074
Conversion of Runa Inc promissory notes into investment in equity shares	—	1,300,000	—

*	Payment for acquisition of Vubites includes an amount of US$ 2,711,622 for settlement of Vubites shareholder loan assumed and settled in accordance with the terms of the acquisition (see Note 6).

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and business

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

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Rediff and its wholly — owned subsidiaries and variable interest entity (VIE) in which the Company is the primary beneficiary. All inter-company accounts and transactions are eliminated on consolidation.

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

US Publishing business

US Publishing business primarily include advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States and Canada. It also includes the advertising revenues of Rediff India Abroad, the website catering to the Indian community in the United States.

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

(k) Business Combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognized in profit or loss as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair value at the acquisition date.

Purchase consideration in excess of the identifiable assets and liabilities is recognized as goodwill. Gain resulting from excess of the acquiree’s identifiable assets and liabilities over the purchase consideration is recognized, after reassessment, in the statement of operations.

(l) Goodwill

Goodwill represents the excess of purchase consideration over the fair values of the aquiree’s identifiable assets acquired and liabilities assumed in a business combination. Goodwill is assessed for impairment on an annual basis on January 1 or earlier when events or circumstances indicate that the carrying amount of goodwill exceeds its implied fair value.

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

(m) Foreign currency

The accompanying consolidated financial statements have been presented in US dollars as the reporting currency. The functional currency of Rediff is the Indian Rupee (“ ”, “Rs.” or “Rupee”) while that of its subsidiaries domiciled in the United States is the US dollar and in Canada is the Canadian dollar. Transactions in foreign currency are recorded at the original rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currency are restated using the exchange rates prevailing at the date of the balance sheet. Exchange differences arising on settlement of transactions and restatement of monetary assets and liabilities at the balance sheet date are recognized in the statement of operations.

For the purposes of presenting the consolidated financial statements, Rupees have been converted into US dollars for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly weighted-average exchange rate. The gains or losses resulting from such translation are reported as other comprehensive income or loss, which is a separate component of shareholders’ equity.

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

In May 2011, the FASB issued ASU 2011-04 and revised the accounting and disclosure requirements in ASC 820, Fair Value Measurements and Disclosures. The revision limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The Company is evaluating impact of this change on its financial statements.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is evaluating impact of this change on its financial statements.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents’ concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that “an entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements.”

The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprise:

	As of March 31,
	2011	2012
	US$	US$
Prepaid expenses	792,126	798,276
Supplier advances	84,513	168,737
Rent deposits	695,979	297,289
Other advances and deposits	55,417	50,920
Loans to employees	72,882	59,650
Others	2,046	263

Total	1,702,963	1,375,135

5.	Property, Plant and Equipment

Property, plant and equipment comprise:

	As of March 31,
	2011	2012
	US$	US$
Furniture and fixtures	507,737	497,334
Computer equipment and software	30,461,459	29,744,643
Office equipment	411,334	413,084
Vehicles	333,958	256,262
Leasehold improvements	478,156	677,932
Website development costs	1,856,794	2,553,410

Property, plant and equipment – at cost	34,049,438	34,142,665
Less: Accumulated depreciation and amortization	(29,159,054)	(27,875,525)

	4,890,384	6,267,140
Capital work- in- progress (net of impairment)	1,082,211	1,131,941

Property, plant and equipment – net	5,972,595	7,399,081

In fiscal 2010, due to change in technological environment, the Company abandoned certain search and mobile related projects which were included in ‘Capital work-in-progress’. Consequently, the Company recorded an impairment loss of US$ 136,878 representing carrying amount.

In fiscal 2011, Company discontinued the use of certain software included in Website development costs and recorded an impairment charge of US$109,658 representing carrying amount.

In fiscals 2010, 2011 and 2012, the Company incurred depreciation and amortization expense of US$ 5,004,262, US$ 3,617,535 and US$ 3,028,924 respectively.

6.	Acquisition of Vubites India Private Limited

On November 26, 2010, the Company acquired all of the equity interests in Vubites India Private Limited (“Vubites”) from the CMD, a principal shareholder in the Company (promoter and owner of Vubites). Additionally in accordance with the terms of the acquisition, Vubites’ shareholder’s loan from CMD was assumed and settled by the Company. Rediff and Vubites were not under common control because the CMD does not have controlling financial ownership interest in Rediff and as a result the acquisition has been accounted as a business combination using the purchase method. Excess of acquisition date fair value of identifiable assets acquired and liabilities assumed (after reassessment) of US$ 420,589 over purchase consideration represents contribution from the principal shareholder and has been recognized in the statement of shareholders’ equity.

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

Acquisition related expense of US$ 73,125 has been recognized as general and administrative expenses in the statement of operations. The Company settled Vubites’s employee stock options by cash consideration of US$ 140,468, of which an amount of US$ 103,946 representing the excess amount paid over the acquisition date fair value of these stock options has been immediately recognized as compensation cost in the statement of operations. Additionally, an amount of US$ 140,468 is payable to Vubite’s employees contingent on these employees remaining in employment for period of 16 months from the acquisition date.

The results of operation of Vubites are included in the consolidated financial statements effective from November 26, 2010. Proforma financial information related to the acquisition has not been disclosed as the effect on the Company’s consolidated revenues and results of operations are not material.

7.	Investments in equity method investees

Investments in equity interest

The Company’s investments in equity method investees interest were as follows:

Percent of ownership of equity shares
Tachyon Technology Private Limited	26%
Imere Technology Private Limited	44%
Bigslick Infotech Private Limited	37%
Eterno Infotech Private Limited (up to December 19, 2011)	43%

The following table presents financial information for equity method investees:

	As at March 31,
	2011	2012
	US$	US$
Current assets	592,454	207,456
Non-current assets	133,431	103,585
Current liabilities	322,298	58,435
Non-current liabilities	206,111	195,000

	For years ended March 31,
	2010	2011	2012
	US$	US$	US$
Revenues	241,903	480,045	362,280
Total costs	1,278,772	1,307,874	700,337
Loss from operations	1,036,869	827,829	338,057
Loss attributable to Rediff*	423,099	785,707	215,735

*	Company’s share of loss of the equity method investee has been determined after giving effect to the subsequent amortization on account of fair value adjustments made for the identifiable intangible assets of the equity method investees as at the date of acquisition.

As of March 31, 2012, the difference between the Company’s carrying value of its equity method investments and its proportionate share of the net assets of equity method investments is summarized as follows:

US$
Carrying value of equity method investments	81,473
Proportionate share of net assets of equity method investments	21,358

Excess of carrying value of investment over proportionate share of net assets	60,115

The excess carrying value relates to amortizable intangible assets. The amortizable intangible assets have useful life not more than five years.

During the fiscal year ended March 31, 2010, the Company impaired its investment of US$ 65,556 in Bigslick Infotech Private Limited, a development stage entity, after concluding that such investment was other than temporarily impaired due to discontinuous of the business.

During the fiscal year ended March 31, 2011, the Company impaired its investment of US$ 543,220 in Tachyon Technology Private Limited after concluding that such investment was other than temporarily impaired due to uncertainties involved and fitment with long term strategy.

During the fiscal year ended March 31, 2012, the Company sold its investment in Eterno Infotech Private Limited for a consideration of US$937,866 and recorded a gain of US$ 749,897 under the heading “Gain on sale of equity method investee” in consolidated statement of operations.

8.	Goodwill

The Company’s goodwill is in respect of its acquisition of India Abroad. The goodwill has been allocated to the US Publishing business, reporting unit.

The changes in the carrying amount of goodwill for the fiscal years ended March 31, 2011 and 2012 were as follows:

	For the year ended March 31,
	2011			2012
	Gross	Accumulated impairment	Net	Gross	Accumulated impairment	Net
	US$	US$	US$	US$	US$	US$
As at beginning of the year	10,515,168	8,515,168	2,000,000	10,515,168	8,515,168	2,000,000
As at end of the year	10,515,168	8,515,168	2,000,000	10,515,168	8,515,168	2,000,000

On January 1, 2012 the Company performed its annual goodwill impairment test and determined that the fair value of the reporting unit exceeded its carrying amount and therefore goodwill was not impaired.

9.	Intangible assets, net

The following table summarizes the carrying amount of intangible assets comprise:

	As of March 31, 2011
	Fair value at the date of acquisition	Accumulated amortization	Net carrying value
	US$	US$	US$
Customer contracts	16,270	1,851	14,419
Intellectual property (consists of software and related process know-how)	3,423,682	167,012	3,256,670

Total intangible assets, net	3,439,952	168,863	3,271,089

	As of March 31, 2012
	Gross carrying value	Accumulated amortization	Net carrying value
	US$	US$	US$
Customer contracts	14,547	6,465	8,082
Intellectual property (consists of software and related process know-how)	3,060,969	583,042	2,477,927

Total intangible assets, net	3,075,516	589,507	2,486,009

Customer contracts and intellectual property are amortized on a straight line basis over a period of three and seven years, respectively. The Company recognized amortization expense of intangible assets of US$168,863 and US$ 470,845 in fiscal 2011 and 2012 respectively. The aggregate estimated amortization expense for intangible assets for each of the five succeeding fiscal years is given in the table below:

Year ending March 31,	US$
2013	442,130
2014	440,514
2015	437,281
2016	437,281
2017	437,281
and thereafter	291,522

10.	Other non-current assets

Other non-current assets comprise :

	As of March 31,
	2011	2012
	US$	US$
Promissory notes *	1,100,000	1,100,000
Prepaid expenses	173,639	307,946
Rent deposits	324,164	630,895
Loans to employees	59,492	61,422
Other advances and deposits	68,329	68,328

Total	1,725,624	2,168,591

*	Company subscribed to convertible promissory notes (referred to as the “notes”) issued by Examville.com LLC, for total cash consideration of US$1,100,000. These notes are convertible into equity shares of issuer of the notes at a conversion price that will be determined based on the issuance price of equity shares issued for future financing. If not converted during a specified period, as per the respective terms, notes shall be redeemed at par on maturity.

11.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise:

	As of March 31,
	2011	2012
	US$	US$
Accounts payable	1,464,353	599,495
Accrued expenses	3,188,813	2,174,267
Taxes payable	911,103	184,575
Employee incentive payable	771,350	647,593
Other employee payables	776,820	715,985
Other current liabilities	76,797	56,186

Total	7,189,236	4,378,101

12.	Other non-current liabilities

Other non-current liabilities comprise:

	As of March 31,
	2011	2012
	US$	US$
Unearned revenues	274,342	345,224
Retirement benefits	399,341	409,261
Other liabilities	186,209	202,844

Total	859,892	957,329

13.	Shareholders’ equity

Treasury shares

During the fiscal year ended March 31, 2010 the Company formed Rediff.com India Limited Employee Trust (“Trust”). The Trust is controlled and administrated by senior employees of the Company. The Company is the primary beneficiary of the Trust and, accordingly has consolidated the Trust. During the year ended March 31, 2010 and 2011, the Trust acquired 750,000 and 265,000 shares for a consideration of US$ 3,106,447 and US$ 1,320,158, respectively and reserved these shares for benefit of Company’s employees and directors.

14.	Sales and marketing

Sales and marketing expense includes advertising cost of US$3,062,851, US$1,524,086 and US$1,650,747 for the fiscal years ended March 31, 2010, 2011 and 2012 respectively.

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

Advertising Revenues

During the fiscal year ended March 31, 2010, 2011 and 2012, the Company earned advertising revenues of US$ 328,815, US$721,974 and US$ Nil, respectively, from Edelweiss Capital Services Ltd in which a director of Rediff is shareholder and director.

Product Development Expenses

During the fiscal years ended March 31, 2010, 2011 and 2012, the Company incurred product development expenses (including amount capitalized) of US$ Nil, US$ 167,833 and US$ 137,490, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.

Purchase of Convertible Promissory Note

During the fiscal year ended March 31, 2010, 2011 and 2012, the Company purchased secured convertible promissory notes (referred as “notes”) of US$ 1,300,000, US$ Nil and US$ Nil, respectively, from Runa Inc. in which a director of the Company is a shareholder and key management personnel. In August 2010, notes of Runa Inc. with a carrying amount of US$ 1,300,000 were converted into equity shares upon exercise of conversion option by the Company resulting in an equity interest ownership in Runa Inc. of 10%.

Balances with related parties include:

	As of March 31,
	2011	2012
	US$	US$
Trade account receivable for advertising revenues (net of allowance of US$169,962 and US$206,974 as of March 31, 2011 and 2012, respectively)	171,268	90,835
Accounts payable for product development expense	7,226	12,612

16.	Retirement Benefits

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

The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2010, 2011 and 2012. The measurement date used is March 31 of the relevant fiscal year.

	2010	2011	2012
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	288,136	349,624	434,594
Acquisition	—	7,874	—
Actuarial (gain) loss	(19,112)	(16,687)	(10,478)
Service cost	63,183	74,660	78,983
Interest cost	32,683	36,731	41,987
Benefits paid	(53,452)	(22,851)	(39,297)
Effect of exchange rate changes	38,186	5,243	(59,643)

Benefit obligation at the end of the year	349,624	434,594	446,146

Accumulated benefit obligation was US$229,022 and US$ 247,312 as of March 31, 2011 and 2012 respectively.

Net gratuity cost for the years ended March 31, 2010, 2011 and 2012 comprise of the following:

	2010	2011	2012
	US$	US$	US$
Service cost	63,183	74,660	78,983
Interest cost	32,683	36,731	41,987
Recognized net actuarial (gain) loss	(19,112)	(16,687)	(10,478)

Net gratuity cost	76,754	94,704	110,492

The assumptions used in accounting for gratuity in the years ended March 31, 2010, 2011 and 2012 were as follows:

	2010	2011	2012
Discount rate	9.10%	9.00%	9.24%

Rate of increase in compensation	10% for first 2 years and 7% thereafter	10% for first year and 7% thereafter	7%

The following benefit payments, which reflect expected future services, as appropriate are expected to be paid

Year ending March 31,	US$
2013	36,884
2014	48,084
2015	44,957
2016	57,649
2017	180,023
2018-2022	419,840

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation as of March 31, 2012.

Provident Fund

Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$204,589, US$252,004 and US$279,396 for the years ended March 31, 2010, 2011 and 2012 respectively.

17.	Income Taxes

The components of income before income taxes and equity in net earnings of equity method investees are as follows:

	2010	2011	2012
	US$	US$	US$
- Domestic	(6,622,537)	(4,870,380)	(6,422,577)
- Foreign	(952,846)	(898,648)	(973,378)

Income (loss) before income taxes and equity in net earnings of affiliates	(7,575,383)	(5,769,028)	(7,395,955)

Current income tax expense	30,000	17,279	65,555

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in the statements of operations is as follows:

	2010	2011	2012
	US$	US$	US$
Income (loss) before income taxes and equity in net earnings of affiliates	(7,575,383)	(5,769,028)	(7,395,955)
Indian statutory income tax rate	33.99%	33.218%	32.445%

Expected income tax expense (benefit)	(2,574,873)	(1,916,356)	(2,399,618)
Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense:

Employee stock-based compensation	283,210	185,741	298,428
Change in valuation allowance	2,568,076	1,805,725	2,337,757
Tax in foreign jurisdictions	(149,127)	(26,208)	(52,715)
Loss of equity method investees	(143,811)	(260,996)	(69,995)
Others	46,525	229,373	(48,302)

Income tax expense	30,000	17,279	65,555

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2011	2012
	US$	US$
Net operating loss carry forwards	3,959,315	4,659,466
Depreciation and amortization	3,764,795	4,052,339
Allowances for doubtful accounts receivables	1,358,753	1,091,749
Retirement benefits	277,960	290,111
Minimum alternate tax credit	383,427	334,636
Loss of equity method investees	643708	354,926
Others	121,860	—

Gross deferred tax assets	10,509,818	10,783,227
Valuation allowance	(10,375,601)	(10,783,227)

Deferred tax assets	134,217	—

Deferred tax liability:
Intangible assets	339,376	244,429

Net Deferred tax liability	205,159	244,429

Movements in valuation allowance:

	As of March 31,
	2011	2012
	US$	US$
Balance as at beginning of the year	10,095,142	10,375,601
Change during the year	1,805,725	2,337,757
Expired net operating carry forward losses	(1,280,512)	(1,071,323)
Effect of change in tax rate	(313,110)	—
Reduction on account of unrecognized tax benefit	5,502	4,036
Effect of currency translation	62,854	(862,844)

Balance as at end of the year	10,375,601	10,783,227

Rediff’s net operating loss carry forwards aggregating approximately US$ 1,981,976 as of March 31, 2012 will expire between April 1, 2013 and March 31, 2019.

As of March 31, 2012, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$ 3,021,000 which expire in years 2021 through 2031.

As of March 31, 2012, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$5,175,000, for federal income tax purposes, which expire in years 2020 through 2031.

Unabsorbed depreciation of US$ 12,378,421 can be indefinitely carried forward.

Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that a valuation allowance is required for each of the periods presented.

Recoverable taxes mainly consist of withholding tax on income from advertising services and interest income, which the Company claimed as refund.

A reconciliation of the beginning and ending amount of unrecognized tax benefits during the fiscal years ended March 31, 2011 and 2012 is as follows:

	2011	2012
	US$	US$
Unrecognized tax benefits balance at beginning of the year	21,175	32,442
Gross increase for tax positions of prior years	16,357	—
Gross decrease for tax positions of prior years	(5,502)	(7,090)
Effect of currency translation	412	(4,128)

Unrecognized tax benefits balance at end of the year	32,442	21,224

The Company’s two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other foreign jurisdiction. In India, tax returns from fiscal year 2010 are subject to examination by the direct taxing authority. The assessments for fiscal year 2000 onwards are subject matters of appeals with the direct taxing authorities. The Company’s U.S. federal and state tax returns pertaining to fiscal year 2008 onwards remains subject to examination in accordance with the statute of limitation prescribed by the relevant authorities.

18.	Segments

The chief operating decision maker’s (Rediff’s Chairman and Managing Director) allocates resources to and assess the performance of the segments of the Company. The chief operating decision maker evaluates segment performance by profits of the segment before operating expenses.

The Company has two operating segments, namely, the India Online business and the U.S. Publishing business.

(i)	India Online business primarily includes revenues from advertising and fee-based services. Advertising includes revenues mainly from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

(ii)	US Publishing business primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers, India Abroad and India in New York.

Following are the segment results and segment assets for the years ended March 31, 2010, 2011 and 2012.

	2010			2011			2012
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	10,624,932	3,751,818	14,376,750	13,817,053	3,548,083	17,365,136	12,517,461	3,462,646	15,980,107
Fee based services	4,069,644	396,867	4,466,511	4,125,556	304,771	4,430,327	3,705,761	256,398	3,962,159

Total revenues	14,694,576	4,148,685	18,843,261	17,942,609	3,852,854	21,795,463	16,223,222	3,719,044	19,942,266

Cost of revenues (excluding depreciation and amortization)	7,654,344	2,460,959	10,115,303	8,299,834	2,496,145	10,795,979	8,241,612	2,532,509	10,774,121

Segment Results	7,040,232	1,687,726	8,727,958	9,642,775	1,356,709	10,999,484	7,981,610	1,186,535	9,168,145

Segment Assets	61,574,823	5,986,629	67,561,452	57,334,942	4,702,523	62,037,465	44,457,954	4,583,912	49,041,866

Capital expenditures	1,889,485	6,989	1,896,474	4,034,753	11,303	4,046,056	5,375,763	33,786	5,409,549
Depreciation/amortization	4,938,136	66,126	5,004,262	3,776,809	9,589	3,786,398	3,490,725	9,044	3,499,769

The following is a reconciliation of the segment results to (loss) income before income taxes of the Company for the years ended March 31, 2010, 2011 and 2012.

	2010	2011	2012
	US$	US$	US$
Segment result	8,727,958	10,999,484	9,168,145
Operating expenses (including depreciation and amortization)	(20,301,925)	(19,695,625)	(20,005,598)
Other income, net	3,998,584	2,927,113	3,441,498

Net income (loss) before income taxes and equity in net earnings of equity method investees	(7,575,383)	(5,769,028)	(7,395,955)

The following is a reconciliation of the segment assets to the total assets as at March 31, 2011 and 2012.

	As at March 31,
	2011	2012
	US$	US$
India Online business	57,334,942	44,457,954
US Publishing business	4,702,523	4,583,912
Total segment assets	62,037,465	49,041,866

Investments in equity method investees	540,902	81,473
Investment, at cost	1,300,000	1,300,000
Rediff.com India Employee trust	49,288	44,880
Phone card business	12,515	—

Total assets	63,940,170	50,468,219

Revenues are attributed to individual countries according to the location of the customers.

Revenues derived from customers are as follows:

	Years ended March 31,
	2010	2011	2012
	US$	US$	US$
United States and Canada	3,964,579	3,628,056	3,382,387
India	14,584,991	17,615,686	16,078,008
Rest of the world	293,691	551,721	481,871

Total revenues	18,843,261	21,795,463	19,942,266

No single client accounted for 10 percent or more of the total revenues for the years ended March 31, 2010, 2011 and 2012.

Long-lived assets by location are as follows:

	As of March 31,
	2011	2012
	US$	US$
United States and Canada	2,030,407	2,055,307
India	5,942,188	7,343,774

Total	7,972,595	9,399,081

19.	Concentration of credit risk

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

The Company performs ongoing evaluations to determine customer credit limit, but no collateral is required. In 2011 and 2012, approximately 91% and 88% of our accounts receivable were derived from revenues earned from customers located in India. The majority of the customers outside India are located in the United States.

20.	Stock-based compensation

2002 Stock Option Plan

In January 2002 the Company’s Board of Directors approved the 2002 Stock Option Plan (“2002 plan”), which provides for the grant of stock options to the Company’s employees. Unless terminated sooner, a grant under this plan will terminate automatically after expiry of 10 years from the date of issue of such grant. A total of 280,000 of the Company’s equity shares were reserved pursuant to 2002 plan.

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

A summary of option activity under the 2002 ESOP plan as of March 31, 2012, and changes during the year then ended is presented below:

Options	Number of Options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2011	62,375	4.91
Granted	10,500	22.06
Exercised	55,125	4.41

Outstanding as at March 31, 2012	17,750	16.61	6.2	36,250

Exercisable as at March 31, 2012	7,250	8.71	1.7	36,250

The total grant date fair value of stock options vested during the year ended March 31, 2010, 2011 and 2012 was US$ Nil.

The weighted average grant date fair value of options granted during the year ended March 31, 2012 was US$14.98. There were no options granted during the years ended March 31, 2010 and 2011. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$912,558. There were no options exercised during the years ended March 31, 2010 and 2011.

Cash received from option exercises under the 2002 Stock Option Plan for the year ended March 31, 2012 was US$243,234.

As of March 31, 2012, there was US$84,139 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 3.3 years. To the extent the forfeiture rate is different from what we have anticipated, stock-based compensation related to these awards will be different from our expectations.

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

A summary of option activity under the 2004 ESOP plan as of March 31, 2012, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2011	240,740	10.33
Exercised	99,503	9.17
Forfeited	5,750	5.16

Outstanding as at March 31, 2012	135,487	11.40	4.6	567,841

Exercisable as at March 31, 2012	98,987	13.69	3.6	259,051

The total grant date fair value of stock options vested during the year ended March 31, 2010, 2011 and 2012 was US$ 98,325, US$ 146,602 and US$705,890, respectively.

The weighted average grant date fair value of options granted during the year ended March 31, 2010 was US$2.97. There were no options granted during the years ended March 31, 2011 and 2012. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$1,230,857. There were no options exercised during the years ended March 31, 2010 and 2011.

Cash received from option exercises under the 2004 Stock Option Plan for the year ended March 31, 2012 was US$912,310.

As of March 31, 2012, there was US$66,269 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 1.3 years. To the extent the forfeiture rate is different from what we have anticipated, stock-based compensation related to these awards will be different from our expectations.

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

Under the terms of the 2006 plans, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 20%—25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one equity share / ADS depending on the plan to which the option relates at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price for the ADR Linked Employee Stock Option Plan-2006 is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value of ADS and no less than 50% of the fair market value of ADS on the date of the grant. The exercise price for the Employee Stock Option Plan-2006 is also determined by the board (or a committee or a sub-committee of the board) and shall not be less than the face value of equity shares.

A summary of option activity under the 2006 ESOP plan as of March 31, 2012, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2011	532,188	7.76
Granted	47,000	13.14
Exercised	39,750	5.26
Forfeited	23,000	6.67

Outstanding as at March 31, 2012	516,438	8.48	6.9	4,069,339

Exercisable as at March 31, 2012	275,063	11.42	5.7	1,965,177

The total grant date fair value of stock options vested during the year ended March 31, 2010, 2011 and 2012 was US$652,911, US$740,930 and US$873,798 respectively.

The weighted-average grant-date fair value of options granted during the year ended March 31, 2010, 2011 and 2012 was US$3.34, US$15.37 and US$12.86, for each option, respectively. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$670,998. There were no stock options exercised during the years ended March 31, 2010 and 2011.

Cash received from option exercises under the 2006 Stock Option Plan for the year ended March 31, 2012 was US$209,133.

As of March 31, 2012, there was US$1,670,758 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.8 years. To the extent the forfeiture rate is different from what we have anticipated, stock-based compensation related to these awards will be different from our expectations.

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2010	2011	2012
Dividend yield	0%	0%	0%
Expected term	7 - 9 years	5.5 - 7 years	5.5 – 7 years
Risk free interest rates	2.83% - 3.81%	2.04% - 2.77%	1.23% - 2.84%
Expected volatility	70.87% - 75.5%	75.88% - 77.61%	78.36% - 81.98%

Expected volatilities are based on the historical volatility of the Company’s stock. The expected term of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Total stock-based compensation cost recognized under the various employee stock option plans were US$833,214, US$559,157 and US$787,874 for the year ended March 31, 2010, 2011 and 2012 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2010	2011	2012
	US$	US$	US$
Cost of revenues	102,635	78,559	60,224
Sales and marketing	327,758	161,506	138,930
Product development	213,337	187,378	385,737
General and administrative	189,484	131,714	202,983

21.	Earnings (loss) per share and ADS

For the years ended March 31, 2010, 2011 and 2012, the following table sets forth the computation of basic and diluted earnings per share and ADS:

		Year ended March 31,
		2010		2011		2012
Net loss		US$	(8,028,482)	US$	(6,572,014)	US$	(7,677,245)
Weighted average equity shares for basic and diluted earnings (loss) per share			14,563,197		13,783,033		13,758,635
Earnings / (loss) per share	– basic		(0.552)		(0.477)		(0.558)
	– diluted		(0.552)		(0.477)		(0.558)
Earnings / (loss) per ADS	– basic		(0.276)		(0.238)		(0.279)
	– diluted		(0.276)		(0.238)		(0.279)

Potentially dilutive shares relating to outstanding employee stock option aggregating 40,400, 255,080 and 324,027 as at March 31, 2010, 2011 and 2012, respectively have been excluded from the computation of diluted earnings per share for these periods as their effect was anti-dilutive.

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

23.	Allowance for doubtful trade accounts receivables

Description	Balance at Beginning of Period	Expense / Reversal	Bad debts written off	Effect of exchange rate changes	Balance at end of period
	US$	US$	US$	US$	US$
Fiscal 2012	4,022,664	37,700	(423,245)	(436,685)	3,200,434
Fiscal 2011	4,128,829	(144,263)	—	38,098	4,022,664
Fiscal 2010	3,935,812	(261,825)	—	454,842	4,128,829

24.	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximate their fair values due to the short- term nature of these instruments.

Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair values are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of March 31, 2012. The estimated fair value amounts as of March 31, 2012 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

25.	Commitments and contingencies

As of March 31, 2012, the Company has commitment for purchase of computer equipment and cost to develop internal use software aggregating US$1,002,591.

Commitment relating to operating leases is as below:

The Company leases office premises and residential apartments for employees under various operating leases. Certain of these arrangements have free or escalating rent payment provisions. The Company recognized rent expense under such arrangements on a straight-line basis. Operating lease expense that has been included in the determination of the net income is as follows:

	Years ended March 31,
	2010	2011	2012
	US$	US$	US$
Office premises	594,523	707,772	778,364
Residential apartments for employees	118,717	128,956	102,725

Total operating lease expense	713,240	836,728	881,089

The minimum annual lease commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

For the year ending March 31,	US$
2013	362,418
2014	211,450
2015	217,794
2016	224,328
2017	231,058
And there after	278,742

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

Under Indian law, any person who publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to 100,000 (approximately US$2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to 200,000 (approximately US$4,000).

Actions Relating to Trademark Infringement

In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against Sandeep Goyal and Rediff alleging that the depiction of images on the online game known as Indian Fantasy League started by Sandeep Goyal has been violative of the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com; (c) to render the accounts of all profits earned by the said website and damages to the tune of 1.0 million (approximately US$20,000). Rediff has filed its response to BCCI Complaint, and among the defenses Rediff has raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based email solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions Rediff imposes on its subscribers which provides that the subscriber shall be solely responsible for producing, electronically uploading and maintaining his website and such subscriber shall ensure that all upload material shall be owned and/or properly licensed by the Subscriber and shall not adversely affect any rights of any third party. Although Rediff believes that it has valid defenses to the charges, if Rediff is unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.

In February, 2006, a complaint was filed by Marksman Pvt. Ltd. against various telecom operators and internet service providers and Rediff.com alleging infringement of copyright of Marksman by way of dissemination of information relating to scores, alerts and updates and or other events happenings via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of One Day International Cricket Matches (“ODIs”) during India’s tour of Pakistan Scheduled in February, 2006. The Company has filed its response and among the defenses raised were: (a) Rediff.com along with other telecom operators and service providers have not infringed the copyrights of Marksman; (b) the information relating to scores, alerts and updates and or other events happening via Short Message Service (SMS) Technology on wireless and mobile telephones in respect of ODIs which was being provided to subscribers was sourced from public domain and as such no exclusivity can be claimed since it falls into public domain. The one judge panel, while dismissing a request for an interim order, has directed the defendants to maintain the accounts of the SMS received during the ODIs. Marksman will have to first amend the suit to seek damages before any claim is made against Rediff.com. In 2006, Marksman has sought to amend the suit prayer to include damages. Although the Company believes that it has valid defenses to the charges, if the Company is unsuccessful after exhausting all legal remedies, the Company could be subject to monetary fines or damages.

Actions Relating to Patent Infringement

In March, 2009 a complaint was filed against Rediff and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of Mobile phones with plurality of SIM cards sold through Rediff’s Shopping website. S. Ramkumar is seeking permanent injunction restraining the defendants, including Rediff, from infringing upon his patent with respect to the Mobile phones with plurality of SIM cards allocated to different communication networks, by manufacturing, marketing, selling and distributing mobile phones having simultaneous use of more than one SIM thereby infringing his products and patented process. S. Ramkumar is also claiming damages in the amount of 1.0 million (approximately US$20,000). Rediff has already filed its response to the court based on the following defenses: (a) it is the vendors, and not Rediff, that sells shopping products on its website and that it has not infringed on any of Ramkumar’s intellectual property rights; (b) Rediff ‘s Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and it is not involved in the sale or purchase of the goods/products listed on its website; and (c) vendors are required to comply with the terms and conditions Rediff imposes on vendors using Rediff Shopping, which include providing Rediff with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. The case is likely to be taken up for arguments sometime in the future. Though Rediff is arrayed as a defendant, S. Ramkumar’s main grievance is only against the other defendants who are manufacturing, selling and distributing multiple SIM cards in alleged violation of the patent in favor of the S. Ramkumar. However, given the nature of the suit and pleadings there would not be any substantial monetary claim on the Company.

The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations, cash flows or the financial position of the Company.

The Company has not recognized any loss accrual for the litigation disputes as the Company believes that it is probable that it would be successful on resolution of the litigation. The maximum total loss relating to these disputes would be US$44,000 excluding any interest and penalties, which amounts cannot be reasonably estimated at this point of time.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Ajit Balakrishnan
	Name:	Ajit Balakrishnan
	Title:	Chairman and Managing Director (Principal Executive Officer)

Date: July 31, 2012

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Swasti Bhowmick
	Name:	Swasti Bhowmick
	Title:	Chief Financial Officer (Principal Financial Officer)

Date: July 31, 2012