Form 20-F
period 2013-03-31
REDIFF COM INDIA LTD
filed 2013-08-15
CIK 1103783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

See the Report of Independent Registered Public Accounting Firm and the U.S. GAAP consolidated financial statements and notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2011, 2012 and 2013 and the related three-year period ended March 31, 2013. See also “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Item 9.	The Offer and Listing

See “Trading Market”.

Item 10.	Additional Information

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Exchange Controls”, “Restriction on Foreign Ownership of Indian Securities”, “Taxation” and “Additional Information”.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Market Risks”.

Item 12.	Description of Securities Other than Equity Securities

See “Trading Market”.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Additional Information – Memorandum and Articles of Association”.

Item 15.	Controls and Procedures

See “Controls and Procedures”.

Item 16A.	Audit Committee Financial Expert

See “Management”.

Item 16B.	Code of Ethics

See “Management”.

Item 16C.	Principal Accountant Fees and Services

See “Principal Accountant Fees and Services”.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

See “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

See “Management – NASDAQ Corporate Governance Requirements”.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See the Report of Independent Registered Public Accounting Firm and the U.S. GAAP consolidated financial statements and notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2011, 2012 and 2013 and the related three-year period ended March 31, 2013.

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

Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and except for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the exchange rates published by The Reserve Bank of India, as at the close of March 31, 2013 which was 54.39 to US$1.00. The translation from Indian Rupees to U.S. dollars of the information derived from our financial statements included in this annual report are based on daily rates published by the Reserve Bank of India.

During fiscal 2013, the came under sustained selling pressure driven by growing anxiety about domestic growth prospects, concerns about the elevated current account deficit and global risk aversion (the high and low during fiscal 2013 was 57.22 per US$ and 50.56 per US$ respectively). The Indian rupee has fallen significantly against the U.S. dollar, from 54.39 rupees per U.S. dollar at March 29, 2013 to 60.80 rupees per U.S. dollar at August 12, 2013, a depreciation of 11.8%. The recent sharp decline was caused mainly by the increasing strength of the U.S. dollar, however India was particularly affected because of continued concerns about its domestic growth prospects, elevated current account deficit and global risk aversion.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions, all of which are “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

•	our goals and strategies;

•	our recently acquired businesses and other acquisitions, investments and divestments;

•	the impact of regulations and court orders on our business;

•	our future investments, costs and working capital;

•	the importance and expected growth of Internet technology, including sales of personal computers and smart phones, and the development of broadband Internet, 3G and 4G networks in India;

•	the pace of change in the Internet market;

•	the demand for Internet services;

•	advertising demand and revenues; and

•	new product and services.

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

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian Rupee and the U.S. dollar may affect the market price of our American Depositary Shares (the “ADSs”), which trade on the NASDAQ Global Market. Such fluctuations may also affect U.S. dollar conversions made by our depositary for the ADSs, Citibank, N.A. (the “Depositary”), of any cash dividends paid in Indian Rupees on our Equity Shares represented by the ADSs.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on rates published by the Reserve Bank of India:

Fiscal Year Ended March 31,	Period End	Average (1)(2)	High	Low

2009	50.95	46.46	52.06	39.89
2010	45.14	47.36	50.53	44.94
2011	44.65	45.57	47.57	44.03
2012	51.16	48.11	54.23	43.95
2013	54.39	54.53	57.22	50.56

Notes:

(1)	The average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	The column titled “Average” represents the average of the closing rate as at the last day of each month during the period.

The following table sets forth the high and low exchange rates for the previous six months and are based on daily closing rates published by the Reserve Bank of India:

Month	High	Low

February 2013	54.48	52.97
March 2013	55.05	54.10
April 2013	54.88	53.94
May 2013	56.50	53.74
June 2013	60.59	56.42
July 2013	61.12	58.91

On August 12, 2013, the closing exchange rate in India was 60.80 to US$1.00

SELECTED CONSOLIDATED FINANCIAL DATA

Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2012 and 2013, and the selected statement of comprehensive loss data for the fiscal years ended March 31 2011, 2012 and 2013, have been derived from our audited consolidated financial statements presented elsewhere in this annual report. The selected balance sheet data set forth below as of March 31, 2009, 2010 and 2011 and the selected statement of comprehensive loss data for the fiscal years ended March 31, 2009 and 2010 are derived from U.S. GAAP financial statements which are not included in this annual report. (See note 1 below)

	Fiscal Years Ended March 31,
	2009		2010		2011		2012		2013
	(in US$ thousands, except per share data)
Statement of Comprehensive Loss:
Revenues		25,429		18,843		21,795		19,942		15,659
Cost of revenues		10,376		10,115		10,796		10,774		9,952
Operating expenses		30,589		20,302		19,696		20,006		19,571
Net loss		(11,258)		(8,028)		(6,572)		(7,677)		(11,432)
Earnings (loss) per Equity Share – basic	US$	(0.770)	US$	(0.552)	US$	(0.477)	US$	(0.558)	US$	(0.828)
Earnings (loss) per Equity Share – diluted	US$	(0.770)	US$	(0.552)	US$	(0.477)	US$	(0.558)	US$	(0.828)
Weighted average number of equity shares
- Basic		14,615,800		14,563,197		13,783,033		13,758,635		13,795,178
- Diluted		14,615,800		14,563,197		13,783,033		13,758,635		13,795,178

	As of March 31,
	2009	2010	2011	2012	2013
	(in US$ thousands)
Balance Sheet Data:
Current assets	54,345	52,244	45,804	32,073	24,718
Current liabilities	6,927	8,161	8,773	6,530	6,963
Total assets	71,612	69,541	63,940	50,468	37,849
Total liabilities	7,605	8,935	9,838	7,732	8,043
Total shareholders’ equity	64,007	60,606	54,102	42,736	29,806

Notes:

1.	The selected consolidated financial data set forth above should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those statements included elsewhere in this annual report.
2.	The company has established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares. These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

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

Risks Related to our Business

We face significant competition in the India market for users, advertisers, publishers and distributors, principally from Google, Yahoo, Facebook, Microsoft, AOL, eBay and Snapdeal and also from other traditional media companies and a host of other smaller competitors.

We face significant competition from Google, Yahoo, Facebook, Microsoft, AOL, eBay and Snapdeal, among other companies, each offering an integrated variety of Internet products, advertising services, technologies, online services and content in a manner similar to us.

These large competitors offer products and services that directly compete with our offerings, including consumer e-mail, search, instant messaging, photos, maps, video and photo sharing, content channels, mobile applications, and shopping services, among other offerings.

We also compete with traditional media companies to attract advertising revenues, both domestically and internationally. Currently, many advertisers allocate a portion of their advertising budgets to Internet advertising. In response, traditional media companies are increasingly expanding their content offerings on the Web and are competing for both offline and online revenues. We also compete with a variety of other providers of online services, including social media and networking sites like Facebook and Orkut for users, advertisers and developers. Social networking sites in particular are attracting a substantial and increasing share of users and user’s online time, which could enable them to attract an increasing share of online advertising.

Some of our existing competitors and possible market entrants may have greater brand recognition for certain products and services, more expertise in a particular segment of the market, and/or greater operational, strategic, technological, financial, personnel, or other related resources than we do. In addition, Google, Yahoo, Facebook and Microsoft, among other companies, have access to considerable financial and technical resources with which to compete aggressively, including funding future growth and expansion by investing in acquisitions and/or in research and development. Further, emerging start-ups may be able to innovate and provide products and services faster than we can and in a manner more appealing to our target users. In addition, competitors may consolidate with each other or collaborate, and new competitors may enter the market.

We are also subject to competition from companies known as “aggregators”, which aggregate advertising space in third-party websites and resell such space to our customers or potential customers. There has also been a trend toward industry consolidation so our smaller competitors today may become part of larger competitors in the future.

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

Competition for visitors, customers, subscribers, advertisers and shopping partners is intense and is expected to increase significantly in the future as there are no substantial barriers to entry into our market. Furthermore, it is difficult to predict which online advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues. Intense competition in our businesses could have a material adverse effect on our results of operation, including our ability to achieve and sustain profitability. For additional information regarding our competition, please see “Business – Competition” in this annual report.

Our future results and growth prospects may be materially and adversely affected if our expansion into new business segments and verticals is not successful.

We, as part of our growth strategy, have, from time to time, entered into new Internet business segments by leveraging our large Internet user base to generate additional revenue streams. For each new Internet business or segment we enter into, we may face competition from existing leading players in that business. Further the operating and marketing challenges of the new Internet business segment(s) may be different from those that we currently face. If we cannot successfully compete and meet the challenges in the new Internet business segment(s), we may not be able to recover costs incurred for developing and marketing new businesses and accordingly our future results and growth prospects may be materially and adversely affected.

Our business could be disrupted if our investment in new products, services, technologies and new business strategy is not successful. Our current plans for growth depend in part on the further development of broadband Internet and 3G and 4G networks in India.

We have invested significantly in the development of new products, services, technologies and new business strategies and will continue to so invest in the future. Such investment may involve significant risks and uncertainties including but not limited to inadequate returns on capital on our investments, and distractions of management from current and future operations. On account of the inherent risk involved in such investments, we offer no assurance that such investments will be successful and will not adversely affect our reputation, financial condition and operating results. Additionally, delay in rollout of 3G and 4G network in India will affect internet penetration and therefore, our revenue growth.

The success of our products and services depends on the acceptance of the Internet in India, which may be slowed by cost and affordability issues, technical obstacles and unfavorable Government policies.

The growth of our India Online business is highly dependent on the growth in India of the number of PCs in use, the growth of Internet and broadband use and the growth of use of smart phones and other mobile devices such as tablets.

The growth of the telecom and mobile industry in India will be a significant factor in determining whether we can grow our business. As with many developing nations, the fixed line telecommunications infrastructure in India is not fully developed. Although this industry has been opened for private sector participation, service levels remain inferior to service levels in most developed countries. Further, telephone penetration rates, measured by the number of telephone lines per one thousand persons in India, are low when compared to most developed countries. In addition, limitations in network architecture in India sometimes limit Internet connection speeds to 28 Kbps or less, which are less than the 56 Kbps connection speeds on conventional dial-up telephone lines, and significantly less than the up to 1.5 Mbps connection speeds on direct satellite links, digital subscriber lines and cable modems in the United States. These speed and cost constraints may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers and reduce our desirability to online advertisers.

Further, our growth could be limited by the cost of obtaining hardware, software and communications links necessary to connect to the Internet in India. If much of India’s population is not able to afford access to the Internet, it may be difficult for us to execute our business strategy.

In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, broadband penetration rates in India are very low compared to other developing countries. According to the Telecom Regulatory Authority of India (the “TRAI”), India had an estimated broadband subscriber base of 15.09 million as of April 2013, which has increased by 8.2% over the past year from April 2012. Several industry and government agencies believe that India could be a hotbed for broadband growth in future years based on the population and country demographics. However, if the broadband and telecom industry in India fails to register significant growth, our potential growth may also be affected.

If we are unable to develop new services or enhance existing services in anticipation of our users’ needs, our users’ level of engagement with our services may decline and our business could suffer as a result.

Our success is dependent, in part, on our ability to anticipate customers’ needs in advance and develop new services or enhance the existing services to fulfill those needs, on a cost-effective and timely basis. For example, on February 21, 2012, we formally launched “Rediff Realtime News Search” an innovative news search engine which delivers fresh and recent news from India and the world and also predicts user search terms and returns results within milliseconds of a query being made. We also relaunched “Rediffmail PRO” a web solutions for professionals. The development and implementation of such services and any new services including the enhancement of existing service(s), entails significant technical and business risks. There can be no assurance that we will successfully implement new services or that any of our new products or services will be accepted by our users.

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

Our strategy of acquiring businesses to complement our existing market offering may fail.

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

If we fail to address such risks successfully, it may have a material adverse effect on our financial condition and growth prospects. Further, such acquisition(s) could require a significant amount of capital investment, which could decrease the amount of cash available to us for working capital or capital expenditures. In addition, if we fund the acquisition(s) through the use of our equity securities, we may dilute the value of our ADSs and the underlying ordinary shares.

More individuals are utilizing non-PC devices to access the Internet, and versions of our services developed for these devices might not gain widespread adoption by the devices’ users, manufacturers, or distributors or might fail to function as intended on some devices.

The number of individuals, who access the Internet through devices other than a PC, such as mobile telephones and related “smartphones” or “tablet-based” devices, has substantially increased, and the trend is likely to continue. While we have dedicated significant resources over the past few years to develop offerings for mobile devices and believe we are highly competitive in the mobile arena, our services were originally designed for rich, graphical environments such as those available on the desktop and PC. The different hardware and software, memory, operating systems, resolution, and other functionality associated with alternative devices may make our services unusable or difficult to use on such devices, and the versions of our services developed for these devices may not be compelling to users, manufacturers, or distributors of alternative devices. Similarly, the licenses we have negotiated to present third-party content to desktop and PC users may not extend to users of alternative devices. In those cases, we may need to enter into new or amended agreements with content providers in order to present a similar user-experience on the new devices. The content providers may not be willing to enter into such new or amended agreements on reasonable terms or at all.

Further, new devices, operating systems, networks, and platforms are continually being released. It is difficult to predict the problems we may encounter in developing versions of our services for use on these alternative devices and platforms. We may also need to devote significant resources to the creation, support and maintenance of such versions.

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

Technologies have been developed that can block the display of industry ads, including our own. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could adversely affect our operating results.

The ongoing global slowdown, especially in India and the United States, could continue to negatively impact revenues from some of our key customers and thus, negatively impact our business.

We are dependent on the health of the Indian and U.S. economies. A continued slowdown in the United States and Indian economies, an overall reduction in consumer and business spending, or future difficulties experienced in either country could have a material adverse impact on our business and our prospects.

Advertisement expenditures tend to be cyclical, reflecting overall economic conditions and the nature of industry, budgeting and buying patterns. Since a significant portion of our revenue is derived from advertisements, the adverse economic conditions have caused, and a continuation of adverse economic conditions could cause, additional decreases in or delays in advertising spending, a reduction in our revenues and a negative impact on our short-term ability to grow our revenues.

A significant portion of our Indian advertising revenues include revenues from the Banking, Financial Services and Insurance (BFSI) segments and from other Internet companies, including those engaged in the business of jobs, travel, matrimonial, real estate and online shopping. Some of these companies are startups without proven long-term business models and are dependent on external funding for future growth. These companies have been adversely affected by the global economic slowdown, resulting in lower online advertising revenues than in the past. While general economic conditions have recently improved compared to the heart of the global economic recession, the robustness and pace of the global economic recovery remains uncertain and there is no assurance that these and other segments will recover from the impact of the recession, succeed in raising financial resources and increase online advertising spends.

Further, a future slowdown in the Indian and U.S. economies may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, if we choose to conduct capital raises in accordance with our business plan and future growth opportunities, which may have an adverse effect on our financial condition and operating results.

Our publication business in the United States faces competition and industry-wide declines.

Our publication business in the United States faces competition from not only Internet-based publications but also from other publications targeted at Indian-Americans and from television channels featuring Indian news and programming. In addition, competition to provide news and information regarding India or content that is of interest to Indian-Americans in these markets for paying subscribers for our India Abroad newspaper, which is subscription-based, is intense due to the presence of other paid newspapers such as News India Times, Indian Express and India West, among others. Further, our publications also face competition from free newspapers and from electronic media, such as television channels dedicated to Indian news and programming and online publications and services. If our U.S. publishing businesses are unable to successfully compete, our results of operation could be adversely affected.

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

We may be required to record a significant charge to earnings if our intangible assets, long-lived assets, or investments in equity interests become impaired.

We are required under Generally Accepted Accounting Principles (GAAP) to review our intangible assets, long-lived assets and investments in equity interests for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of intangible assets and long-lived assets include significant adverse changes in the business climate and declines in the financial condition of our business. Factors that could lead to impairment of investments in equity interests include a prolonged period of decline in the operating performance of, or adverse changes in the business outlook of the company in which we invested. Our online businesses in India and the United States have been facing pressures on account of the economic slowdown and increasing competition for online revenues. We have recorded in the past and may be required in the future to record additional significant charges to earnings if a portion of our intangible assets, long-lived assets and investments in equity interests becomes impaired. Any such charge would adversely impact our results of operations.

We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability, which may impact our balance sheet and thus, the successful implementation of our growth plan.

We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2013, we had an accumulated deficit of approximately US$87.7 million. We incurred a net loss of US$11.4 million for the fiscal year ended March 31, 2013. We may in the future incur additional net losses and negative operating cash flows which could have a material adverse impact on our balance sheet and lead to the need for additional capital to implement our growth strategy.

In order to grow our online user base and attract new advertisers, we expect to continue to invest in new and innovative products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment. At present, we believe we have enough resources to continue to invest in our product and service offerings, though we may, at any time, expedite or intensify our investments should market conditions improve and new opportunities avail themselves. If we do so, and if we are not yet generating free cash flow, we may need additional capital to implement this facet of our growth plans.

We have incurred and in the future may incur expenses in connection with acquisitions and investments. Accordingly, we will need to generate significant additional revenues in order to become profitable and may not be able to do so. If we are not yet profitable or generating free cash flow, we may need to raise additional capital. Our business model is not yet proven in India or the United States, and we cannot assure you that we will achieve profitability or that we will not incur operating losses in the future. If we are unable to achieve profitability, we will be unable to build a sustainable business. In this event, the price of our ADSs and the value of investments in our company would likely decline.

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

Increasing consumer resistance to online advertising may result in loss of revenues

There is a growing consumer resistance to intrusive advertising online. In our desire to improve the user experience on our site, we have reduced the number of advertisements on our site and in particular, eliminated all advertising from our home page. As a consequence of this, we experienced a decline in our advertising revenues and expect the same to continue based on current market conditions. Although we are hopeful that a better user experience will lead to a higher number of users over time, we can however give no assurances that this will happen. If we are unable to compensate for the loss of advertising revenues from such restriction with incremental revenues due to increased user traffic, our results of operations could be materially adversely impacted.

Our quarterly operating results may fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause the price of our ADSs to decline.

Our quarterly results have fluctuated significantly in the past and may continue to fluctuate significantly in the future based on a variety of factors. These factors could affect both our near and long-term performance. Some of these factors include but are not limited to:

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

Different pricing models are used to sell online advertising, and it is difficult to predict which, if any, of the models will emerge as the industry standard or standards. This makes it difficult to project our future advertising rates and revenues. A reduction in traffic on our website may cause new advertisers not to enter into contracts with us and could cause existing advertisers not to renew their contractual arrangements with us, each of which, in turn, would reduce our potential advertising revenues. Additionally, any development of Internet software that blocks advertisements before they appear on a user’s screen, may hinder the growth of online advertising and could materially and adversely affect our ability to grow our online advertising revenues and our business. Also, a slowdown in economic growth, whether in India or the United States, and in particular a slowdown in the growth of companies that advertise on the Internet, may result in a reduction in our advertising revenues.

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

We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2013, our top ten advertisers in India accounted for approximately 28% of our India Online advertising revenues and 9% of our India Online receivables. For the same period, for our U.S. publishing business, our top ten advertisers contributed approximately 11% of total U.S. publishing revenues. Any failure to meet advertiser expectations could result in the cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

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

Our online businesses rely heavily on the Internet and, accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure, such as telephone lines leased from service providers. The continual accessibility of our websites and the performance and reliability of our network infrastructure are critical to our reputation, and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include but are not limited to:

•	system failures and outages caused by fire, floods, earthquakes, tsunamis, power loss, telecommunications failures and similar events;

•	software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems;

•	security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information; and

•	terrorist acts or other acts of violence.

While we have taken steps to improve security and network reliability, we have limited backup systems and redundancy. The failure of these backup systems could lead to the disruption of our services and the loss of important data. We have suffered temporary service outages in the past from time to time that have resulted in a disruption of our services. Future disruptions or the occurrence of any of the foregoing factors may result in users being temporarily unable to access our services. Any sustained disruption will reduce the number of visitors to our website and could have a material adverse impact on the transactions handled through our website. Such disruptions could also reduce the number of advertisers and online shopping on our site and materially affect our operating results, which may lead to a decline in the market price of our ADSs.

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

A significant portion of our assets is held in the form of cash and cash equivalents. We maintain a majority of such cash and cash equivalents in Indian Rupees with banks in India. In case one or more of these banks collapses due to the current financial crisis, or any futures ones, we may lose a substantial portion of our cash and cash equivalents. This could have a material adverse effect on our business, results of operations and financial condition.

We may not benefit from our acquisitions and investments and our acquired businesses could increase our net losses.

We have made several strategic and opportunistic acquisitions and investments in order to penetrate new markets, generate additional revenue streams and provide value-added services to our users. We may, if opportunities arise, acquire or invest in developing products, technologies or companies in the future. However, there can be no assurance that our acquisition and investment strategy will be successful or that we will realize the anticipated benefits from such acquisitions or investments. Lack of success in our acquisition and investment strategy could result in significant write-offs relating to such acquisitions and investments and thus, adversely impact our financial performance. Such transactions are accompanied by a number of risks, including:

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

We rely on increased sales of, and high renewal rates for, our subscription and fee-based products and services.

Growth in our India Online revenues will depend on the increase in users of our fee-based Internet services, including paid e-mail services, other subscription services and mobile value added service in India. If not enough users adopt and use our fee-based Internet services, our India Online revenue may not increase.

We depend on mobile operators to reach out to their customers.

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

Potential liability for information we publish may require us to defend against legal claims, which may cause significant operational expenditures and have an adverse impact on our financial results.

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

It is also possible that if any information provided through our services contains errors, third parties could make claims against us for losses incurred in reliance on the information. Please see the section entitled “Business – Litigation and other legal matters” in this annual report for more information on the litigation described above.

We also offer Internet-based e-mail services, which could expose us to potential liabilities or claims resulting from:

•	unsolicited e-mail;

•	lost or misdirected e-mail;

•	illegal or fraudulent use of e-mail;

•	interruptions or delays in e-mail service; and

•	loss or deletion of data stored in mailboxes.

Our video sharing platform, called iShare, allows members to upload and share music, videos and photos. Under our terms of use, our members are responsible for their accounts and must agree and undertake not to post or upload any material that violates or infringes any copyright or other privacy laws and acknowledge that Rediff.com assumes no responsibility for the content accessed or uploaded through this service. Nonetheless, we could be subject to litigation within or outside of India which could include civil or criminal prosecution and civil liability. Defending such litigation could involve substantial management time and cost and we can give no assurance that we would succeed in defending any such litigation.

The laws in India and the United States relating to the liability of companies which provide online services, like ours, for activities of their users, are still relatively unclear. Investigating and defending these claims is an expensive process, even if they do not result in liability. We do not carry insurance to protect us against all types of claims, and there is no precedent governing such liabilities under Indian law. Further, our business is based on establishing the Rediff.com website as a trustworthy and dependable provider of content and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

For information regarding pending litigation filed against us, please see “Business — Litigation and other legal matters” in this annual report.

If we are unable to provide innovative search experiences and other services that generate significant traffic to our website(s), our business could be harmed, causing our revenues to decline.

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

The exchange rate between the Indian Rupee and the U.S. dollar has fluctuated substantially both historically and in recent years, and could continue to fluctuate substantially in the future. Our Indian revenues are translated into U.S. Dollars for reporting purposes at average annual U.S. Dollar/Indian Rupee exchange rates, which are computed by us based on daily closing rates published by the Reserve Bank of India. If the Indian Rupee depreciates further, such depreciation may adversely affect our reported revenues and operating results in U.S. Dollars.

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

A small group of our existing shareholders control our Company and may have interests which conflict with those of our other shareholders or owners of our ADSs

As of March 31, 2013 our six largest shareholders beneficially owned an aggregate of approximately 63% of our Equity Shares.

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

Further, Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (formerly Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as a Director and as our Chairman so long as they hold, singly or jointly, not less than 10% of our issued, subscribed and paid-up capital. Mr. Balakrishnan currently serves an indefinite term as a Director and is not required to retire by rotation.

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

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as the laws of the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly and may not ultimately prove successful which could have an adverse effect on our financial results.

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

The market penetration of, or access to, personal computers, or PCs, and, consequently, the Internet in India is far lower than in the United States. Alternate methods of obtaining access to the Internet, such as through smart phones, cable television modems or set-top boxes for televisions, although available, are available in a limited manner in India. We cannot assure you that the market penetration of personal computers in India will increase rapidly or at all, or that alternate means of accessing the Internet will develop and become widely available in India. If these events do not occur we may not be able to expand our customer base, which will make it difficult for us to execute our business strategy.

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

Compliance with corporate governance and public disclosure requirements may increase our costs of compliance.

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

In connection with this annual report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2013 and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. Our efforts to comply with laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, if we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

Risks Related to Investments in Indian Companies.

We are incorporated in India, and a large part of our assets, business operations and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by social and economic developments in India and the policies of the Government of India, including taxation and foreign investment policies, as well as changes in exchange rates, interest rates and controls, among other matters.

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

The Asian region has from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including those between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Kashmir. The hostilities between India and Pakistan are particularly threatening because both India and Pakistan are nuclear powers. Hostilities and tensions may occur in the future and on a wider scale. Also, since 2003, there have been military hostilities and continuing civil unrest and instability in Iraq, Afghanistan, Egypt, Libya, Syria and other part of Middle East. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

Future political instability in India could halt or delay the liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

The Government of India has traditionally exercised and continues to exercise significant influence over many aspects of the economy. Our business, and the market price and liquidity of our ADSs, may be affected by interest rates, changes in Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

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

If we move forward with such an acquisition outside of India, we cannot assure you that we will be able to obtain any required approval from the Reserve Bank of India and/or the Government of India. Our failure to obtain approval from the Reserve Bank of India and/or the Government of India for acquisitions of companies organized outside India may restrict our growth, which could negatively impact our business and prospects and the market value of our ADSs.

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

It may be difficult for you to enforce any judgment obtained in the United States against us, or our affiliates.

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

Currently there is no public trading market for our Equity Shares in India or elsewhere, which, together with existing Indian laws that restrict the conversion of outstanding equity shares into ADSs, reduces your ability to sell our Equity Shares represented by ADSs.

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

Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for a renunciation in favor of a resident of India of rights to subscribe to equity shares pursuant to a rights offering or for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, unless the sale breaches the pricing guidelines laid down for this purpose by the RBI, which specify that where the equity shares of an Indian company are not listed on a stock exchange in India, the transfer of shares shall be at a price not less than the fair value to be determined by a SEBI registered Category-I Merchant Banker or a Chartered Accountant as per the discounted free cash flow method. The price per share arrived at should be certified by a SEBI registered Category-I Merchant Banker/Chartered Accountant.

Our management has broad discretion in using the proceeds from our securities offerings and cash from operations and therefore investors will be relying on the judgment of our management to invest those funds effectively.

Our management has broad discretion with respect to the use of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2013, we held approximately US$20 million as cash and cash equivalents and short term deposits with banks on which we are earning interest.

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

Our ADS market price is highly volatile and could drop unexpectedly in the future. Should our ADS market price drop below $1.00, our ADSs may be delisted from the NASDAQ Global Market.

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

We do not pay dividends and currently have no plan to pay dividends in the foreseeable future.

We currently do not pay cash dividends and do not anticipate paying cash dividends to the owners of our Equity Shares or ADSs in the foreseeable future. Accordingly, investors must rely on sales of their Equity Shares or ADSs, which may increase or decrease in value, as the only way to realize cash from their investment. Investors seeking cash dividends should not purchase our ADSs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or Equity Shares to adverse tax consequences.

We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ended March 31, 2013 . However, there is no guarantee that the Internal Revenue Service will agree with our determination. Moreover, it is uncertain whether we will be classified as a PFIC for any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. We currently maintain a significant amount of passive assets, including cash, which contributes significantly to the risk that we may be or become classified as a PFIC. If we do not spend substantial amounts of our liquid assets for business development purposes or if our market capitalization does not substantially increase, we may also be classified as a PFIC for one or more future taxable years. If we are or become classified as a PFIC, United States investors holding our ADSs or our Equity Shares may be subject to penalizing tax and interest charge rules on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares.

The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2013, we had an aggregate of 14,810,178 Equity Shares outstanding. Of the outstanding Equity Shares, 9,295,956 ADSs, representing 4,647,978 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may affect the price or liquidity of our Equity Shares and indirectly of our ADSs.

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

Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and the Indian stock exchanges and other regulatory bodies that, in some cases, have had a negative effect on market sentiment. If we were to list our Equity Shares on an Indian Stock Exchange and similar problems occur in the future, they could harm the market price and liquidity of the Equity Shares and this could have an adverse effect on the price and liquidity of our ADSs.

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

We are a leading Internet destination in India, focusing on providing world-class online business and consumer offerings in India and to the global Indian community. Our websites in India and North America consist of communication services, such as email, news and information channels, community features including a social networking platform, photo/video and music sharing capabilities, local search, and mobile and online marketplace services. We re-launched our web hosting and business email service under the WebPro brand, offering an affordable and easy-to-use way to set up and own domain-name e-mail services plus a web presence with video streaming and ecommerce facilities. In February 2012, we launched a real-time news search service, Rediff Real Time News, that delivers fresh and recent news sourced from over 30,000 news sites from India and the world.

We also publish two weekly newspapers, “India Abroad” and “India in New York”. These news publications are targeted at the Indian-American community based in the United States and Canada.

In June 2000, we issued 5.3 million ADSs, representing 2.65 million Equity Shares, at a price of US$12.00 per ADS, raising net proceeds of US$57.3 million, after underwriting discounts and other expenses, and we listed our ADSs on the NASDAQ Global Market (formerly the NASDAQ National Market). In November 2005, we issued an additional 3.0 million ADSs, representing 1.5 million Equity Shares, at a price of US$15.86 per ADS, raising net proceeds of US$44.1 million, after underwriting discounts and other expenses, and these ADSs were also listed on the NASDAQ Global Market. Our ADSs are listed and traded on the NASDAQ Global Market under the ticker symbol REDF. The net proceeds of our ADS offerings have been used by us, and in future, are intended to be used by us, to develop content for our Internet website, to advertise and promote our brand, to improve the technological capabilities of our company, and for general corporate purposes, including capital expenditures, strategic investments, partnerships and acquisitions.

On November 26, 2010, we acquired Vubites India Private Limited (“Vubites”) for approximately US$0.30 million in cash and the assumption of a $2.7 million loan. Vubites helps small and local businesses advertise on national TV channels within their cities to reach their target audiences.

Our Markets

We believe that the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet market and mobile phone, smartphone and tablet user base, improvements in broadband infrastructure in the mass-Indian market and particularly in highly populated areas, the evolution of adequate online payment mechanisms in India, a consequent increase in online advertising, and our ability to capture as revenues a sizeable share of any increases in online advertizing spending.

The growth of the user base for Internet, mobile phones and related devices is dependent on Indian government policies that facilitate a competitive and financially healthy telecom industry and stimulate broadband Internet investments by telecom companies. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to the private sector and foreign capital, establishing independent regulatory authorities and reducing taxes (mainly indirect taxes) on personal computers and smart phones The Indian mobile phone user base stood at 867 million as of April 30, 2013 (source: TRAI). We expect that the growth of the Internet market in India will be driven by an increase in broadband subscribers. The number of such subscribers stood at 15.09 million as of April 2013 (source: TRAI).

The growth of our international business, particularly our North American operations, is dependent on our ability to launch new services that appeal to our worldwide user base, which consists principally of Indians living outside India, and potential new users of our service, as well as revenue growth from our weekly newspapers, India Abroad and India in New York.

Our overall growth is also dependent on general economic conditions in all our markets, particularly India and the United States, and on the pace of economic expansion in India and other emerging markets where we do business.

Our Opportunities

In India, Internet access and usage through PCs, smart phones and related devices is still at an early stage of development and adoption. Given the demographics in India and market dynamics, principally driven by both the Government of India and private sector investments in the Indian market, we believe that over time there will be growth in demand for the services provided by our Company. We believe our opportunities are driven by the following factors, among others:

•	We are an early entrant in the Indian Internet market and our brand continues to be recognized and trusted by Indian Internet users;

•	We offer services based on contemporary technology, thus making them easy to use and accessible through PCs, smart phones and tablet-based devices that have Internet capabilities;

•

We are one of the few Internet companies in India offering comprehensive website services, including but not limited to free e-mail, a paid-mail service for SME businesses and large enterprises, Internet-enabled local TV advertising, Rediff Realtime News, social media platforms, videos, and online shopping, among others;

•

We expect the growth of e-commerce in India to be fueled by anticipated improvements in broadband access, online payment infrastructure and distribution and fulfillment facilities, an increase in credit and debit card penetration rates, and the development of alternative payment mechanisms for online purchases, such as cash on delivery; and

•

We expect the growth in Internet access in India through PCs, smart phones and other mobile devices such as tablets to be further fueled by the recent issuance of 3G licenses in India and the expected roll out of both 3G and 4G services.

We believe that, as an operator of a website with a large number of users, we are well positioned to benefit from the anticipated growth of revenues generated from these services, as well as new services we may offer in the future.

Our Strategy

We are focused on providing a full range of culturally relevant online products and services to Indians living in India and other parts of the world. We intend to continue this strategy, and may from time to time introduce new products and services or make strategic investments in related areas to further increase our brand name recognition and our user base to improve our operating and financial performance. The products and services we currently offer include:

•

Online advertising services on our Rediff.com website, revenues from which currently account for a significant portion of our India online business. These include banner advertising, performance-based advertising, e-mail and text link campaigns, the sponsorship of online events and rich media ad formats. Our target client base for advertising and sponsorships includes global companies doing business in India, domestic corporations and small and medium sized enterprises.

•

Community and social networking platforms, which connect people through an online network. Our social networking initiatives are centered around the availability of individualized “MyPage web pages” for each user of our service. Our other community products and platforms include Get Ahead, Q&A and Rediff Blogs. We believe our videoplatform, iShare, holds significant brand recognition throughout India and that our position in this market, as evidenced by our user base, makes Rediff a market leader in this category.

•

News and information services, including breaking news, our money channel Moneywiz, message boards for users to post their opinions, a facility for users to personalize news to suit their interests, and periodic newsletters distributed to users via e-mail. Our news and information channels cover politics, business, entertainment and sports, among other categories of interest. Last year, we introduced Rediff Realtime News, a content aggregation tool, which collates India-related content from over 30,000 news sources. The search engine that powers this service delivers fresh and recent news from India and the world, predicts user search terms and returns results within milliseconds of a query being made. The service provides an instant search experience and epitomizes the concept of “real-time”, producing search results “as you type” and “as the news happens”.

•

Free e-mail communication services, of which we are a leading provider in India. In India today, the growth of free webmail is being slowed by increased usage of social network-based and mobile phone SMS-based messaging. However, the use of paid enterprise e-mail services is gaining traction with most, if not all, businesses in our target markets, which deem it necessary to have e-mail addresses based on their own respective domains. Such mail services for enterprises require specialized administration facilities as well as mobile phone-based access to e-mail. Rediff has long been one of the leading providers in India in both free webmail and the paid enterprise mail business. To address growth in the paid e-mail segment, werecentlyre-tooled our product offerings under the brand “RediffmailPro”, which offers an affordable and easy-to-use way to set up an own-domain-name e-mail service accessible on the web and on mobile devices, plus a web presence. With this offering, we intend to address the approximately 30 million micro, small and medium-sized enterprises that the Ministry of Medium and Small Enterprises estimates to exist in India.

•

Online shopping services, including a platform for merchants in India to create online shops and ways for consumers to explore the wide product range available on our site, conveniently place orders, track their packages and rate merchants, among other functions. We believe that not only do we offer the widest range of payment options available to Indian consumers, but that we also have one of the largest delivery coverage of any online shopping site in India. We are positioning ourselves to be a leader in the e-commerce and online shopping space in India. Over the past year there have been multiple private equity-led startups of web-based shopping businesses in India offering a wide range of products at considerable discounts. This has attracted a large number of consumers online and helped grow the demand for online products generally. To capitalize on this growing demand, Rediff has added more merchants to its marketplace from 400 as of June 30, 2012 to 690 as of June 30, 2013 and extended its product range to over 281,000 products, along with making improvements in the search and browse functionality of our website. We have also added voice-based call center support for online shoppers

Our India Online Business

Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 14.6 million monthly active users in India and 17.1 million monthly active users worldwide, as reported by ComScore Media Metrix (June 2013 report) we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

Information and Content

We deliver information and content to our users in an easy-to-use interface. The information and content channels currently available to our users include news, business, movies, cricket/sports and several other topics of interest. We currently offer this information and content without charge to our users.

In our endeavor to enhance the user’s browsing experience, our website now sports a tiled design, clean user interface and easy navigation aids, all of which make it convenient for the user to discover content. We have aggressively focused on improving the user experience on Rediff.com to retain our current subscriber base and attract new users to our site.

We believe that a significant percentage of our online users are in the 18- to 34-year old age group. As such, we place emphasis on reaching younger users through focused information and content relevant to this audience, and target our marketing efforts to reach this demographic, as well as others, both in rural and urban regions across India.

Our primary information and content channels are broadly classified into news content and interest specific subjects. News content includes current affairs, business and finance, movies and sports. We provide our users with up-to-date news of interest to Indians, including feature stories, interviews and online chats with leading Indian personalities in public life, as well as sports and entertainment, breaking news and in-depth coverage of significant events. We use our in-house staff to generate this content as well as freelancers and news feeds from wire services and other online and offline media houses. This content can be in text, audio and video formats and we offer our users tools to search this content, opt to get news items by e-mail or on their mobile phones and share the content with other users in their network by adding it to their individualized web page using our “MyPage” service.

Recently, we introduced a Real-time News service that delivers recent news from across 30,000 news sources in India and worldwide, within minutes of the news appearing on these sources. The service also offers the latest images from these sources and currently has an index size of 55 million images. In addition to high quality images published on news sites, it also contains a real-time feed of photographs taken at live Bollywood and sports celebrity events. We believe the functionality, ease of use and search results of our Rediff Realtime News service offers us a competitive advantage in the India market.

Community Features and Products

Through a single login facility, we provide a combination of free and paid community features and products to consumers and businesses. Our offerings include e-mail, blogs, message boards, shopping, social networking and mobile related services. Some of these features and products are offered without charge, while others are offered on a subscription or fee basis. Payment for our fee-based services can be made by credit card and within India by check/demand draft or through direct debit of the user’s Internet banking account. In case of shopping, we also offer the additional payment option of cash on delivery.

Our specific offerings include:

E-mail

We offer our users a variety of e-mail solutions tailored to their needs. We believe that we have priced each of our branded e-mail products competitively. All of our e-mail services offer spam control and support the use of English and eight Indian languages — Hindi, Gujarati, Marathi, Tamil, Telugu, Malayalam, Bengali and Kannada. Our e-mail offerings are described below.

•

Rediffmail, our flagship e-mail service, is provided free of charge to our users. We have now made our interface more user friendly by providing easy navigation tools to quickly perform actions like reading unread mails, composing a new mail, deleting mails and accessing the calendar and contacts. The service is also accessible on mobile devices and is designed to work seamlessly on most mobile phones.

•

Rediffmail PRO is aimed at the small and medium sized enterprise (“SME”) segment in India. Through this product, we offer SMEs a range of web management services such as web hosting business e-mail and mail on mobile phones and devices.

Local TV Advertising

Vubites enables local businesses to advertise on national TV channels within their city. Vubites works with TV broadcasters and cable multi-system operators (MSOs) in the principal cities of India, enhancing local advertiser’s revenues by helping to make advertising on TV more affordable. Vubites offers web-based tools that small merchants can use to create low cost TV ads in mpeg2 format, which play on television directly, an online media planning tool with which advertisers can create their media plan without any assistance, and a technology to insert TV ads at the city level. The addition of Vubites has expanded our reach in local markets and provides our customers and prospects with an added conduit to reach their target audiences.

Blogs

Rediff Blogs enables users to set up their own blogs and publish their thoughts and ideas directly and instantly on the web as well as the ability to visit other blogs and comment on them. Users can also post pictures and create multiple blogs under a single username and password. We provide users with the option of blogging in eight different Indian languages — Hindi, Gujarati, Marathi, Tamil, Telugu, Malayalam, Bengali and Kannada.

Social Networking

Our video sharing platform, Rediff iShare, continues to increase in popularity since its launch. Rediff iShare videos are now available for viewing on iPhones and other operating systems (OS). Video files are now available in both MP4 and flash video formats.

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

Get Ahead, our editorial content channel, also supports a forum for questions and answers. This social media platform allows users to post questions and answers on various issues, and vote for the most relevant answers within a community environment.

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

Customers can pay for their purchases using a variety of payment options, including credit cards, debit cards, online banking services, cash on delivery, gift vouchers and checks/demand drafts. We have entered into agreements with leading Indian banks to facilitate payment processes. In our effort to provide more users with the convenience of online shopping, we have recently partnered with India Post as a logistics partner. This allows us to service more than 26,000 pin codes (similar to zip codes in the United States) across the country. We also continue to work with our vendors to improve delivery cycles to better serve our customers.

Rediff Shopping also features a vendor rating system to enable online shoppers on our e-commerce platform to rate their shopping experience with different online merchants. Customers are invited to provide feedback when items are delivered, rating their experience with the vendor as satisfactory, unsatisfactory or undecided. Vendors are rated based on the feedback provided.

We are focused on further developing and enhancing our social media, e-commerce and search capabilities and believe our individual and collective offerings will help us grow our market presence, expand our reach and increase Rediff’s brand name recognition throughout India and to Indians worldwide.

Our Revenue Sources

Our India online business primarily includes revenues from advertising and fee-based services. Online advertising includes revenues from advertisements and sponsorships of events on web. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

Advertising

Advertising includes revenues from banner advertising, performance-based advertising, e-mail and text link campaigns and sponsorships of events on web. Our advertisers enter into agreements pursuant to which they either pay a fixed fee per thousand banner impressions for a given time-period, usually ranging from a few weeks to one year, or a variable fee depending upon the number of clicks or leads provided to them through our website.

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

We had over 418 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2013. Our top ten advertisers accounted for approximately 28% of our India advertising revenues for the fiscal year ended March 31, 2013.

Fee-based services

Revenues from fee-based services primarily includes income from various paid subscription service products, and from our online shopping marketplace.

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

Our Infrastructure

Technology

Our operating infrastructure is scalable and has been designed with a view to serve and deliver millions of page views per day and allow users to access our products and services quickly and efficiently from different locations worldwide. Our infrastructure is also designed to provide high-speed access by forwarding queries to web-hosting sites with greater resources or lower loads. Our web pages are generated, served and cached by servers located at co-location web hosting sites in India.

We use Apache and IIS servers that run on Linux and Windows platforms. Servers in India are maintained mainly at service providers in India and elsewhere as needed to support our customer base. We have the capability to deliver content using our own content delivery network and also use an external content delivery network where we are not present if and as needed. We believe that using these hosting services enhances our ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. These hosting services also provide continuous customer service, multiple Internet connections and continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network-server intrusion and timeliness of content. We have built a scalable column store data warehouse to cater to the increasing demand of storage and faster retrieval of users’ data.

Our services are accessible with equal ease over PCs and mobile devices, such as smart phones and tablets. We have the ability to detect the browser capabilities and geographic location of the user to serve pages with appropriate layouts and supported features. We can engage in real time log capturing and the analyzing of internally developed systems in order to provide an online capability to mine information. The domain + mailbox product is improved to cater to large enterprises with capabilities to access mail on mobile, web or mail clients such as Outlook. We have also added the support for calendar and contacts synchronization across devices. We have improved upon our search technology and have introduced social and collective intelligence features across all our services. Data mining technologies are used in news products for data oriented journalism.

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

In India, our sales team focuses its sales efforts on major advertisers as well as smaller corporations. Our sales team consults regularly with advertisers on the design and placement of their web-based advertising, provides advertisers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

In the past few years, a number of advertising agencies have been established in India to promote the Internet as an advertising medium among Indian advertisers. In addition, several full-service advertising agencies in India have expanded their operations by creating and growing their Internet / interactive advertising divisions. Our advertising business from digital agencies were accounted for approximately 66% of our advertisement revenues during fiscal year ended March 31, 2013.

Online Shopping

Our shopping platform has a host of user-friendly features such as product search and detailed product category listings. The “tracking order”, “view account”, “shopping bag details” and “order status update by automated e-mail” features make online shopping convenient for users. Users can place orders from anywhere in the world for delivery in India. They can pay for purchases by credit card, local check, cash-on-delivery or direct debit to an Internet banking account with designated Indian banks. Our customer service officers address customer inquiries and solicit feedback from users to seek to continuously improve our offerings. Customers are invited to provide feedback when items are delivered using our vendor rating system, rating their experience with three options — satisfied, unsatisfied or undecided.

Once a user places an order on our website, we process and collect payment (except where the method of payment is C.O.D.) and notify the merchant, who then packages the product and arranges for delivery through one of our designated couriers or the user’s designated courier. We make payment to the merchant once we receive proof that the merchant has delivered the product. Most products purchased through our website are delivered within ten business days. Product warranties are the responsibility of those who sell products on our website’s marketplace, although our reputation can be adversely affected if a user is not satisfied with a purchase. Therefore, we monitor complaints and merchant’s rating and remove merchant with bad satisfaction record.

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

Electronic Payments

We were among the first Internet companies in India to accept credit cards for online payments. Users can use all leading international and Indian credit cards and online money transfer methods for online payments. All online transactions are secured by VeriSign Secure Socket Layer (SSL) technology.

We have entered into agreements with Axis Bank, Citibank N.A., Federal Bank and ICICI Bank Limited to automate Visa and MasterCard credit card payments through our website.

We also have arrangements with a number of major banks in India to facilitate online money transfers.

United States Publishing Business

Our United States publishing business consists primarily of the Rediff India Abroad website, which is targeted at the Indian-American community in North America, and our two flagship newspapers, India Abroad and India in New York.

Rediff India Abroad website (http://ia.rediff.com)

The Rediff India Abroad website offers information and content that is similar to the information and content on our Rediff.com India website, along with additional offerings relevant to North American users.

India Abroad newspaper

India Abroad, which we acquired in April 2001, was established over 39 years ago and is one of the oldest weekly newspapers focused on the Indian community residing in North America. The newspaper is published in four North America editions - New York “Tristate”, Chicago, Dallas and Los Angeles.

The paper is divided into five sections: News, Community, Business and Sports, Classifieds and Magazine. India Abroad’s content is targeted at Indians living in North America.

India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also place classified advertisements through this website. Recently, we launched the e-edition of this publication. Subscribers can have copies e-mailed to them for their convenience.

India in New York newspaper

India in New York was started in 1997 as a sister publication of India Abroad. India in New York features news, events, sports and entertainment and a wide array of classifieds. The India in New York newspaper is distributed free in the Tristate area of New York, New Jersey and Connecticut. India in New York is available at restaurants, Hindu temples, Indian associations, community events and Indian grocery stores in the Tristate area.

Competition

Online

There are a number of companies that provide websites focusing on India and the global Indian community. These companies compete with us for website visitors, online advertising and shopping, and subscription revenues. Competition is intense and is expected to increase in the future, as there are no substantial barriers to entry into these markets, although we believe our current position in the market and strength of the Rediff brand provide us with competitive advantages today and will continue to do so in the future. Our competitive ability is determined by how quickly we adopt new technologies, the user friendliness of our site designs, our ability to develop and roll out new popular online products and services, our execution skills and our financial management skills.

We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet Service Providers (“ISPs”). Our current and anticipated competitors include Google, Yahoo, Facebook, Microsoft, AOL, eBay and Snapdeal, as well as a host of other international and Indian companies. As we embark on new initiatives in the mobile arena, we anticipate that competition will intensify and we are taking steps to address this competition.

Consequently, we continue to make strategic investments in our business and in our marketing efforts to reach a wider demographic.

We also compete for advertising revenue with other forms of media, such as print media, radio and television, as well as companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to, among others, our customers and potential customers.

Many of our competitors have a longer operating history, greater name recognition, larger customer base and greater management, financial, technical, marketing, sales, brand and other resources than we do. They can use their superior experience and resources in a variety of competitive ways, including by investing more aggressively in research and development, creating superior content, making acquisitions and competing more aggressively for advertisers. In addition, emerging start-ups may be able to innovate and provide products and services faster than we can. There has also been a trend toward industry consolidation, as a result of which our smaller competitors today may become larger in the future. If our competitors are more successful than we are at generating visitors and website traffic, our revenues may decline.

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

Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information, including our domain name. For example, there are some parties who have registered domain names similar to or slightly different from our domain name, Rediff.com, and we have taken legal action in India and overseas to protect our rights in respect of our domain names. We do not believe that the outcome of these lawsuits will have a material adverse effect on our business. However, the laws of India do not protect proprietary rights to the same extent as the laws of the United States. Further, the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. In the future, further litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly, and there can be no assurance we would prevail in it.

We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if they are not meritorious, could be expensive and divert our attention from our operations. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to try to obtain or develop non-infringing assets, obtain a license or cease selling the applications that contain the infringing matter. If this were to occur, we may be unable to develop non-infringing assets or obtain a license on commercially reasonable terms, or at all.

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

We have registered our trademarks for “Rediff”, “Rediff on the Net and Design (Square)” and “Rediff.com” under various classes with the United States Patent and Trademark Office. We have received registration for our trademarks “Rediff”, “Rediff.com”, “Rediffmail”, “Rediffmail Mobile”, “Rediff Mobile”, “Rediff Bol”, “Rediffmail NG Mobile”, “Rediff iShare”, “Sociali” and “Rediff Shopping”, and have applied for registration for “RediffDeal Ho Jaye” and “Rediff ZaraBol”, in India. We have also received copyright registration for our artworks entitled “How Hot Is This Stock”, “origami dog” and “sociali” and for 40 “profile photo illustrations” in India.

Facilities

India

Our corporate headquarters are located in Mumbai, India, where we lease approximately 22,700 square feet in two buildings. In one facility we lease approximately 10,800 square feet and in the other we lease a total of approximately 11,900 square feet under three separate lease agreements. The lease for our 10,800 square-foot facility expires on January 20, 2014. In regard to our 11,900 square-foot facility, one lease, for 3,000 square feet, expires on October 31, 2015, a second lease, for 3,000 square feet of adjoining offices, expires on September 30, 2014 and the third lease, for 5,900 square feet, will expire on April 30, 2014.

We lease office space for our branch offices in India. Our lease for approximately 3,165 square feet of office space in New Delhi will expire on November 30, 2015 and our lease for 5,200 square feet of office space in Bangalore, will expire on January 31, 2014.

United States

Our U.S. subsidiary leases approximately 6,300 square feet of office space in New York, the lease for which expires on May 31, 2018.

We do not anticipate having material difficulties renewing any of our current leases or, alternatively, entering into different space arrangements if necessary.

Seasonality

Seasonal fluctuations in Internet advertising have affected, and are likely to continue to affect, our business. Internet advertising in India is generally slow during the first half of the fiscal year for most Indian companies (April 1 to March 31). Such seasonal trends have in the past caused, and will likely continue to cause, fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

Litigation and Other Legal Matters

Action Relating to Access to Pornographic Material

On June 21, 2000, the Company, certain of our directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22-year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence under Section 292 of the Indian Penal Code (IPC) for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that we, through our website www.rediff.com, provided a search facility that enabled Internet users to view obscene, pornographic and objectionable material. On November 27, 2000, the Judicial Magistrate passed an order on the complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000), seeking, among other relief, the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai, in its order dated December 20, 2000, while granting interim relief to the petitioners in the Writ Petition, stayed the order of the Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai and currently hearings have commenced. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the charges, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages. Under Indian law, any person who publishes or transmits or causes to be published in electronic form any material which is lascivious or appeals to the prurient interest, or whose effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 (approximately US$2,000); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 (approximately US$4,000).

Actions Relating to Trademark Infringement

In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against Sandeep Goyal and us, alleging that the depiction of images in the online game known as Indian Fantasy League, started by Sandeep Goyal and hosted on the Web through our hosting services, infringed the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website

Indianfantasyleague.com; and (c) a rendering of the accounts of all profits earned by the website and damages of Rs.1.0 million (approximately US$20,000). We have filed our response to the BCCI complaint, and among the defenses we have raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based e-mail solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; and (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions we impose on our subscribers, which provide that the subscriber shall be solely responsible for producing, electronically uploading and maintaining such subscriber’s website, and such subscriber shall ensure that all uploaded material shall be owned and/or properly licensed by the subscriber and shall not adversely affect any rights of any third party. Although we believe we have valid defenses to the charges, if we are unsuccessful in our defense, we could be subject to monetary fines or damages.

In February, 2006, a complaint was filed by Marksman Pvt. Ltd. against various telecom operators and internet service providers and Rediff.com, alleging infringement of Marksman’s copyright by way of the dissemination of information relating to scores, alerts, updates and other events, via Short Message Service (SMS) technology on wireless and mobile telephones, in respect of One Day International Cricket Matches (“ODIs”) during India’s tour of Pakistan scheduled in February, 2006. We have filed our response, and among the defenses we have raised are: (a) Rediff.com, along with other telecom operators and service providers, has not infringed Marksman copyrights; and (b) the information relating to scores, alerts, updates and other events were sourced from the public domain and as such no exclusivity can be claimed. The one-judge panel, while dismissing a request for an interim order, has directed the defendants to maintain the accounts of the SMSs received during the ODIs. Marksman would have to first amend the suit to seek damages before any claim could stand against Rediff.com. In 2006, Marksman sought to amend the suit to include damages. Although we believe we have valid defenses to the charges, if we are unsuccessful in our defense, we could be subject to monetary fines or damages.

Actions Relating to Patent Infringement

In March, 2009, a complaint was filed against Rediff.com and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of mobile phones with a plurality of SIM cards sold through the Rediff Shopping website. S. Ramkumar is seeking a permanent injunction restraining the defendants, including us, from infringing upon his patent with respect to mobile phones with a plurality of SIM cards allocated to different communication networks. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$20,000). We have filed our response, based on the following defenses: (a) it is the vendors, and not Rediff.com, that sell shopping products on the Rediff website, and we have not infringed any of Ramkumar’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors are required to comply with the terms and conditions we impose on them in exchange for using Rediff Shopping, which include providing us with a description of their products, prices and product images, and which require that vendors do not infringe third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the charges, if we are unsuccessful in our defense, we could be subject to monetary fines or damages. However, given the nature of the suit and pleadings, there should not be any substantial monetary claim against us.

We cannot predict the outcome of these lawsuits, nor can we predict the amount of time and expense that may be required to resolve these lawsuits. If these lawsuits become time-consuming and expensive, or if there are unfavorable outcomes against us in these cases, there could be a material adverse effect on our business, financial condition and results of operations. We may be subject to additional lawsuits filed in the future.

We currently hold insurance policies for the benefit of our directors and officers (the “D&O Policy”), which provide coverage against certain claims. However, the amount of coverage may not be sufficient for our needs, or the various exclusions in the D&O Policy could result in denial of coverage. In any such case, we would have to self-fund all or a substantial portion of our indemnification obligations.

Other proceedings

We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business and which include some claims from the Indian tax authorities. These proceedings and claims, when ultimately concluded and determined, will likely not, in the opinion of management, have a material effect on our results of operations or financial position.

Subsidiaries

Rediff Holdings, Inc. (“Rediff Holdings”) is a wholly owned subsidiary of ours and is incorporated in the State of Delaware. Rediff Holdings holds all of the outstanding voting shares of Rediff.com, Inc. (formerly thinkindia.com) and all of the outstanding voting shares of India Abroad Publications Inc.

Rediff.com, Inc. runs our North America - based Internet website operations, is incorporated in Delaware. India Abroad Publications Inc., which publishes India Abroad, is a New York corporation,. Value Communication Corporation, an Illinois corporation incorporated in 1996, is another subsidiary of ours. In April 2004, we sold its business to Worldquest Networks, Inc. (“WQN”).

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

As per the latest available statistics from ComScore June 2013 report, the Indian Internet market is now at 77 million active users with a growth rate of 26% year on year. Additionally, with 14.6 million active users, Rediff commands a 19% market share in the Indian Internet market. We believe Rediff.com is one of the most recognized online brands both in India and among the Indian community worldwide.

We also publish two weekly newspapers aimed at the Indian-American community based in the United States and Canada: “India Abroad” and “India in New York”.

By providing a platform for users that combines our technology, content, and communities and allow our users to personalize and integrate products and services across devices, we aim to become more relevant to our existing users and to increase the number of users of our products and services. We believe that a deeper engagement with new and existing users, coupled with expected growth of PC and mobile based Internet in India as an advertising medium, may enable us to increase our revenues in the future.

We have incurred significant net losses and negative cash flows since our inception in January 1996. We incurred a net loss of US$11.4 million for the fiscal year ended March 31, 2013, and as of the same date, we had an accumulated deficit of US$87.7 million, compare to a net loss of US $7.7 million and an accumulated deficit of US $76.3 million for the fiscal year ended March 31, 2012. We are focused on generating additional revenues, while controlling our expenses, to achieve profitability and to reduce our accumulated deficit.

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

Critical accounting policies and the use of estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent liabilities. On an on-going basis, we evaluate our estimates, including but not limited to allowances for doubtful trade accounts receivables, impairment of goodwill, property, plant and equipment, intangible and investments, useful lives of property, plant and equipment and intangible assets, valuation of deferred tax assets, stock based compensation and employee benefits. We base our estimates on historical experience and on assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following are the critical accounting policies used in the preparation of our consolidated financial statements. Refer to Note 2 to the Consolidated Financial Statements for a more complete discussion of all of the Company’s significant accounting policies.

Revenue Recognition

India Online business

Revenues from display of advertisement and sponsorships are recognized ratably based on delivery over the contractual period of the advertisement, commencing from the time the advertisement is placed on our website or broadcast. Revenues are also derived from sponsor buttons placed in specific areas of our website, which generally provide users with direct links to sponsor websites. Such revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Our obligations sometimes include guarantee of a minimum number of impressions or the number of times that an advertisement appears in pages viewed by users of our website. To the extent that minimum guaranteed impressions are not met, we defer recognition of corresponding revenues until the guaranteed impression levels are achieved. We also earn revenues from sending e-mail messages to some of our users on behalf of advertisers and these revenues are recognized ratably over the contacted period.

Fee-based services include online shopping, subscription services and mobile value-added services. Online shopping marketplace revenues primarily consist of commission from the sale of electronics, apparel, books, music, confectionery, gifts and other items. Customers place orders directly with vendors through our website. When an order is placed, we inform the vendor through an intranet connection and also confirm whether payment has already been collected by us through credit card/debit card or checks, or whether the payment is to be made by the customer on a cash on delivery (C.O.D.) basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of transactions executed for which we collected payments on its behalf. We make payment to the vendor after deduction of our share of commission and costs. We recognize as revenues commissions earned on these transactions and shipping costs recovered from customers at the time of delivery of goods as evidenced by delivery receipts provided by the vendor. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors’ product information on our website.

Subscription service revenues primarily include income from our various paid e-mail service products and our domain name registration and web hosting services. Revenues for subscription based products are deferred and recognized pro-rata as fulfilled over the terms of such subscription.

We also derive revenues from providing mobile value-added services such as ring tones, picture messages, logos, wallpapers and other related products to mobile phone users. Our contracts are with third-party mobile phone operators from whom we receive a share of revenues for such services. Mobile value added services revenues are recognized when the service is first performed.

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

Allowances for doubtful accounts receivable and other recoverables

We maintain allowances for doubtful accounts receivable and other recoverables for estimated losses resulting from the inability of our customers to make contractually agreed payments. We establish an allowance for doubtful accounts on trade accounts receivable after considering the financial condition of the customer, ageing of the accounts receivable, historical experience and the current economic environment. Trade account receivable balances are written off against allowances only after all means of collections have been exhausted and potential of recovery is considered remote.

Depreciation and amortization

We depreciate/amortize our assets on a straight-line basis over the useful life of the assets, which range from one to ten years.

Goodwill

Goodwill is tested for potential impairment on an annual basis, which is performed on January 1 or in interim periods if events and circumstances indicate a potential impairment. As reporting units are determined after an acquisition or evolve with changes in business strategy, goodwill is assigned and it may no longer retain its association with a particular transaction. All revenue streams and related activities of a reporting unit, whether acquired or organic, are available to support the carrying amount of goodwill. The reporting units for impairment assessment have been identified as the US Publishing business. Under the applicable accounting standard, goodwill impairment analysis is a two-step test. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are only for the purpose of measuring the implied fair value of goodwill and these adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversals of goodwill impairment losses are not permitted.

Estimating the fair value of reporting units is a subjective process that requires significant estimates and assumptions, particularly related to cash flows and the appropriate discount rates. The fair values of the reporting units were determined using a valuation technique consistent with the income approach. For the purposes of the income approach, internal forecasts were used to estimate the future cash flows (including a terminal value approach to estimate cash flows beyond the final year of the forecast) after considering current economic conditions and trends, estimated future operating results and growth rates. Due to the inherent uncertainty involved in making those estimates, actual results could differ from the estimates. The Company evaluates the merits of each significant assumption, both individually and in aggregate, used to determine the fair value of the reporting unit, as well as the fair values of the corresponding assets and liabilities within the reporting unit, for reasonableness. Cash flows are discounted based on a discount rate which the Company believes adequately reflects the inherent risk in the businesses of the reporting unit, uncertainty in the economic environment and risks associated with the internally developed forecasts.

During the fiscal year 2013, we tested the goodwill of the US Publishing business, which arose from the acquisition of the print newspaper India Abroad in 2001, for impairment. As a result of the goodwill impairment test, we concluded that goodwill was impaired and accordingly we recorded a goodwill impairment charge of US$2.0 million. The impairment was on account of the weakness in the publishing industry which resulted in reduction of the US publishing business projected operating results and estimated future cash flows.

Impairment or disposal of long-lived assets (excluding goodwill)

We evaluate long-lived assets, such as property, plant and equipment and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the assets group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

Intangible Assets

Intangible assets consist of customer contracts and intellectual property carried at cost and amortized over their estimated useful lives, generally on a straight-line basis over three and seven years, respectively, that best reflects the economic benefits of the intangible assets.

Impairment of Intangible Assets

Intangible assets, such as purchased technology, are generally recorded in connection with a business acquisition. The value assigned to intangible assets is usually based on estimates and judgments regarding expectations for the success and life cycle of the acquired technology. We monitor acquired intangible assets for impairment on a periodic basis by reviewing indicators of impairment. If an indicator exists we compare the fair value to the unamortized cost of the intangible asset. The recoverability of the intangible assets is primarily dependent upon our ability to commercialize the acquired technology, secure new customers and retain existing customers, increase and maintain awareness of the acquired technology and the related service. The fair value of the acquired intangible assets is based on the estimated undiscounted future cash flows derived from such intangible asset. Our assumptions about future revenues and expenses require significant judgment associated with forecast of the performance of the acquired technology and the related service, ability to secure customers and maintain our market position. Actual revenues and costs could vary significantly from these forecasted amounts. As of March 31, 2013, the estimated undiscounted future cash flows expected from acquired intangible assets is sufficient to recover the carrying value. If the technology and the related services are not ultimately accepted by our customers or if we fail to successfully market acquired technology, retain or acquire customers, we could determine that some or all of the remaining US$1.9 million carrying value of our acquired intangible asset is impaired. In the event of impairment, we would record an impairment charge to earnings.

Current Trends and Business Outlook

Our overall revenues for fiscal 2013 decreased by 21% to $15.66 million, as compared to $19.94 million for fiscal 2012. Our revenues from India Online and US Publishing decreased by 23% and 16%, respectively from fiscal 2012 to 2013.

Our India Online business is comprised of 68% of our online advertising business and 32% of our fee-based services business. During the fiscal year 2013, our online advertising business continued to face challenges. Nevertheless, our India Online business segment revenue grew by 10% from the quarter ended December 31, 2012 to the quarter ended March 31, 2013. The quarter ended March 31, 2013 was the third consecutive quarter in fiscal 2013 in which Online advertising registered 9% revenue growth. During this quarter, we saw an increase in online advertising spending by our clients primarily in the Banking, Financial Services and Insurance sectors, as well as in Telecom, Education, Tourism and Real Estate sectors. Online adverting spending levels are still well below pre-recession days, but we are seeing momentum and modest increases in overall spend. Our India online revenues are also affected by the fluctuation in the value of the rupee versus the US dollar and general weaknesses in the Indian economies. The 23% downturn in India online revenues from fiscal 2012 to fiscal 2013 is attributable to the approximately 13% loss of value of the Indian rupee against the US dollar over the same period.

During fiscal 2013, our India Online fee-based services business was increased by 9% from fiscal 2012. The total number of merchants on our online marketplace has increased to 690 as at June 30, 2013 from 400 as at June 30, 2012, while our SKU range has also increased to 281,348 from 138,350 over the same time period. We experienced over 72% growth in our vendor base and over 100% growth in Stock Keeping Unit (SKUs). We have successfully grown our ecommerce business while maintaining a positive operating margin of 12%. We expect this operating margin to increase over time as our ecommerce generated revenues increase.

We continue to believe Rediff will be one of the primary beneficiaries of the anticipated growth in India broadband and mobile expansion over the coming years. We are being patient. We are managing our business in anticipation of a coming growth cycle.

In our US publishing segment our focus has been to drive revenues through hosting conferences that we publicized in our periodicals.

During fiscal 2013, we managed our capital spend to ensure that our balance sheet remains healthy and that we have the necessary resources to spend when the time is right. During the fiscal year we cut cost and gained savings in category of cost of revenues, sales and marketing expenses, product development expenses and general and administrative expenses.

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

Actual results may differ materially from those suggested by our forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the impact on our business of a continued economic slowdown or a downturn in the sectors in which our clients operate, our ability to successfully implement our strategy, acceptance of new products and services, the development of broadband Internet and 3G and 4G networks in India, our ability to successfully integrate the businesses we have acquired, demand for our online and offline service offerings, changes in the Internet marketplace, technological changes, investment income, cash flow and our exposure to market risks. By their nature, certain of our disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impacts could materially differ from those that have been estimated. For further discussion of forward-looking statements, see the discussion under the “Forward-Looking Statements” section of this annual report.

Operating Results

Results of our reportable business segments were as follows (amount in US$ million):

	2011			2012			2013
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
Revenues from external customers:
Advertising	13.8	3.6	17.4	12.5	3.4	15.9	8.5	2.9	11.4
Fee based services	4.1	0.3	4.4	3.7	0.3	4.0	4.0	0.3	4.3

Total revenues	17.9	3.9	21.8	16.2	3.7	19.9	12.5	3.2	15.7

Cost of revenues	8.3	2.5	10.8	8.2	2.5	10.7	7.5	2.5	10.0

Segment Results	9.6	1.4	11.0	8.0	1.2	9.2	5.0	0.7	5.7

The comparative analysis presented below relates to our operations.

Fiscal Year Ended March 31, 2013 compared to Fiscal Year Ended March 31, 2012

Revenues

Total revenues for the fiscal year ended March 31, 2013 decreased by 21% to US$15.7 million from US$19.9 million for the fiscal year ended March 31, 2012.

India Online business

We recognized US$12.5 million in revenues from our India Online business for the fiscal year ended March 31, 2013, as compared to US$16.2 million for the fiscal year ended March 31, 2012, representing a decrease of US$3.7 million, or 23%, over the previous fiscal year. This decrease resulted from a decline in India Online advertising revenue mostly due to weakness in the BFSI Sector.

In addition, our reported revenues in fiscal year 2013 were adversely affected by currency translation of Indian Rupee to US dollar. During the fiscal year ended March 31, 2013, the Indian rupee depreciated against the US dollar by approximately 13%. Had the exchange rate between Indian rupees and US dollars remained constant, our India Online revenues in constant currency terms for fiscal 2013 would have been US$14.2 million, rather than our reported revenues of US$12.5 million, or a decrease of 12% rather than our reported decline of 23%.

U.S. Publishing business

We recognized US$3.2 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2013, as compared to US$3.7 million for the fiscal year ended March 31, 2012, representing a decrease of US$0.5 million, or 14%, over the previous fiscal year. The decrease in revenues was primarily due to a decrease in print revenues from our weekly newspapers “India Abroad” and “India in New York”.

Cost of revenues

In the fiscal year ended March 31, 2013, cost of revenues was US$10.0 million, or 64% of total revenues, compared to US $10.7 million, or 54% of total revenues in the previous fiscal year.

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

In the fiscal year ended March 31, 2013 cost of revenues for the India Online business was US $7.5 million (60% of revenue) as compared to US $8.2 million (51% of revenue) for the fiscal year ended March 31, 2012. This represents a decrease of US$0.7 million, or 9% over the previous fiscal year, although cost of revenues increased as a percentage of revenues due to the decline in revenues.

We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2014, as compared to the fiscal year ended March 31, 2013, as we expect to incur additional costs to continue to grow our business.

U.S. Publishing business

Cost of revenues for the U.S. Publishing business includes printing and circulation costs (including payroll costs) for the “India Abroad” and “India in New York” newspapers.

In the fiscal years ended March 31, 2013 and 2012 cost of revenues for the U.S. Publishing business remained steady at US$2.5 million (78% of revenue for fiscal year ended March 31, 2013 as compared to 68% of revenue for the fiscal year ended March 31, 2012), although cost of revenues increased as a percentage of revenues due to the decline in revenues. As majority of our costs for the US Publishing business are on account of salary, printing and rent which are fixed in nature in the short term, decline in revenues has not resulted in an immediate reduction in the costs and therefore cost of revenues as percentage of revenues has increased from 68% to 78% of revenue.

Segment results

Analysis of the results presented below is based on the segment results as assessed by the Company’s chief operating decision maker and has been determined as revenues less cost of revenues before operating expenses.

India Online business

As a result of the decrease in the revenues described in the preceding paragraphs, segment profit of the India Online business decreased by 38% to US$5.0 million for the fiscal year ended March 31, 2013, as compared to US$8.0 million for the fiscal year ended March 31, 2012. The decline was due to decline in the online advertising revenues.

U.S. Publishing business

As a result of the decrease in the revenues described in the preceding paragraph, segment profit of the U.S. publishing business decreased by 42% to US$0.7 million for the fiscal year ended March 31, 2013, as compared to US$1.2 million for the fiscal year ended March 31, 2012, mainly on account of the reduction in revenues.

Sales and marketing expenses

Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses, and market research costs. For the fiscal year ended March 31, 2013, sales and marketing expenses were US$3.3 million, compared to US$5.3 million for the fiscal year ended March 31, 2012, representing a decrease of US $2.0 million, or 39%, over the previous fiscal year. This decrease was mainly attributable to strategically lower marketing spend.

We expect our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2014, as compared to the fiscal year ended March 31, 2013, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel. All of these investments are being made to position the Company for expected growth, in terms of revenues and subscribers in the coming years given the increased investments by the Government of India and many global corporations in India’s telecommunication infrastructure.

Product development expenses

Product development expenses primarily include software development expenses and compensation for product development personnel including stock-based compensation costs. Third-party technology and development expense, and other related operating costs are also included in product development. For the fiscal year ended March 31, 2013, product development expenses were US$2.9 million, compared to US$3.1 million for the fiscal year ended March 31, 2012, representing a decrease of US $0.2 million, or 7%, over the previous fiscal year. This decreased was mainly on account of optimizing the technical support cost.

We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

Depreciation and amortization expenses

For the fiscal year ended March 31, 2013, depreciation and amortization expense was US$3.7 million compared to US$3.5 million for the fiscal year ended March 31, 2012, representing an increase of US$0.2 million, or 5%. This increase was due to higher capital expenditure in previous two years and resulted in a higher base of depreciable assets.

General and administrative expenses

General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts and promissory notes, insurance premium, stock-based compensation cost and sundry administrative costs. For the fiscal year ended March 31, 2013, general and administrative expenses were US$7.6 million, compared to US$7.9 million for the fiscal year ended March 31, 2012, decrease of US$0.3 million or 4%. This decrease was represented by the saving in office establishment expenses.

Goodwill impairment

During the fiscal year ended March 31, 2013, the Company recorded a goodwill impairment charge of US$2.0 million which arose at the time of acquisition of India Abroad Publication Inc. in the fiscal 2001. The impairment was on account of the weakness in the publishing industry which resulted in reduction of the US publishing business’s projected operating results and estimated future cash flows. The Company used an income-based valuation approach to determine the fair value of the reporting unit by estimating the present value of future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates.

Foreign exchange gain or (loss)

In the fiscal year ended March 31, 2013 and 2012, we recorded a US$0.1 million foreign exchange loss, arising from the conversion of U.S. dollar amounts held by us into our functional currency for financial reporting purposes (i.e., the Indian Rupee).

Other income (expenses), net

Other income (expenses), net, primarily comprised of interest income, gain on sale of equity method investee, promissory note impairment and miscellaneous income. During the fiscal year ended March 31, 2013 and 2012, net other income were US$2.3 million and US$3.4 million, respectively.

Interest income

Interest income for the fiscal year ended March 31, 2013 was US$2.0 million, compared to US$2.6 million for the fiscal year ended March 31, 2012, representing a decrease of US$0.6 million, or 24%. The decrease in interest income was primarily due to utilization of bank deposits held under cash and cash equivalents.

Promissory note impairment

During the year ended March 31, 2013, the Company recorded an other than temporary impairment of US$1.1 million because the Company does not expect to recover the carrying amount of promissory note.

Gain on sale of equity method investee

During the fiscal year ended March 31, 2013, the Company sold its equity investment in Imere Technology Private Limited for a consideration of US$1.5 million and recorded a gain of US$1.3 million.

Equity in net earnings of affiliate

During the fiscal year ended March 31, 2013, we recorded a earnings of approximately US$0.1 million as our share of the earning of our investee companies as compared to a loss of US$0.2 million in the previous fiscal year.

Net income (loss)

As a result of the foregoing, our net loss for the fiscal year ended March 31, 2013 was US$11.4 million, as compared to a net loss of US$7.7 million for the fiscal year ended March 31, 2012, an increase in net loss of 49%. The prime reason for this decline was decline in our overall revenues and charge of goodwill and promissory note impairment.

Fiscal Year Ended March 31, 2012 compared to Fiscal Year Ended March 31, 2011

Revenues

Total revenues for the fiscal year ended March 31, 2012 decreased by 9% to US$19.9 million from US$21.8 million for the fiscal year ended March 31, 2011.

India Online business

We recognized US$16.2 million in revenues from our India Online business for the fiscal year ended March 31, 2012, as compared to US$17.9 million for the fiscal year ended March 31, 2011, representing a decrease of US$1.7 million, or 9%, over the fiscal year 2011. This decrease resulted from a decline in India Online advertising revenue mostly due to weakness in the BFSI Sector and a decline in our mobile business, which was negatively affected by the TRAI’s “DO NOT DISTURB” policy.

In addition, our reported revenues in fiscal year 2012 were adversely affected by currency translation of Indian Rupee to US Dollar. During the fiscal year ended March 31, 2012, the Indian rupee depreciated against the US dollar by approximately 6%. Had the exchange rate between Indian rupees and US dollars remained constant, our India Online revenues in constant currency terms for fiscal 2012 would have been US$17.1 million, rather than our reported revenues of US$16.2 million, or a decrease of 4% rather than our reported decline of 9%.

U.S. Publishing business

We recognized US$3.7 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2012, as compared to US$3.9 million for the fiscal year ended March 31, 2011, representing a decrease of US$0.2 million, or 5%, over the fiscal year 2011. The decrease in revenues was primarily due to a decrease in print revenues from our weekly newspapers “India Abroad” and “India in New York”.

Cost of revenues

In the fiscal year ended March 31, 2012, cost of revenues was US$10.8 million, or 54% of total revenues, compared to US $10.8 million, or 50% of total revenues in the fiscal year 2011.

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

In the fiscal year ended March 31, 2012, cost of revenues for the India Online business was US $8.2 million (51% of revenue) as compared to US $8.3 million (46% of revenue) for the fiscal year ended March 31, 2011. This represents a decrease of US $0.1 million, or 1% over the fiscal year 2011, although cost of revenues increased as a percentage of revenues due to the decline in revenues.

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

U.S. Publishing business

As a result of the decrease in the revenues described in the preceding paragraph, segment profit of the U.S. publishing business decreased by 14% to US$1.2 million for the fiscal year ended March 31, 2012, as compared to US$1.4 million for the fiscal year ended March 31, 2011.

Sales and marketing expenses

Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses, and market research costs. For the fiscal year ended March 31, 2012, sales and marketing expenses were US$5.3 million, compared to US$5.4 million for the fiscal year ended March 31, 2011, representing a decrease of US $0.1 million, or 2%, over the fiscal year 2011. This decrease was mainly attributable to lower marketing spend.

Product development expenses

Product development expenses primarily include software development expenses and compensation for product development personnel including stock-based compensation costs. Third-party technology and development expense, and other related operating costs are also included in product development. For the fiscal year ended March 31, 2012, product development expenses were US$3.1 million, compared to US$3.8 million for the fiscal year ended March 31, 2011, representing a decrease of US $0.7 million, or 18%, over the fiscal year 2011. This decreased was mainly on account of reduced spending on the product development. We have optimized our in-house development team who has been working on multiple projects/products, the cost of which is constantly being benchmarked against third party development expenses.

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

Long-lived assets impairment

During the fiscal year ended March 31, 2011, we abandoned certain projects due to changes in the technological environment and recorded an impairment charge of US$0.1 million. There was no such impairment charge in the fiscal year 2012.

Foreign exchange gain or (loss)

In the fiscal year ended March 31, 2012, we recorded a US$0.1 million foreign exchange loss as compared to a foreign exchange loss of US$0.02 million in the fiscal year 2011, arising from the conversion of U.S. dollar amounts held by us into our functional currency for financial reporting purposes (i.e., the Indian Rupee).

Other income (expenses), net

Other income (expenses), net, primarily comprised of interest income, gain on sale of equity method investee and miscellaneous income. During the fiscal year ended March 31, 2012, net other income were US$3.4 million, as compared to net other income of US$2.9 million for the fiscal year ended March 31, 2011, representing an increase of US$0.5 million.

Interest income

Interest income for the fiscal year ended March 31, 2012 was US$2.6 million, compared to US$3.4 million for the fiscal year ended March 31, 2011, representing a decrease of US$0.8 million, or 23%. The decrease in interest income was primarily due to utilization of bank deposits held under cash and cash equivalents.

Investment impairment

During the fiscal year ended March 31, 2011, the Company recorded an investment impairment of US$0.5 million, whereas no investment impairment was recorded in the fiscal year ended March 31, 2012.

Gain on sale of equity method investee

During the fiscal year ended March 31, 2012, the Company sold its investment in Eterno Infotech Private Limited for a consideration of US$0.9 million and recorded a gain of US$0.7 million.

Equity in net earnings of affiliate

During the fiscal year ended March 31, 2012, we recorded a loss of US$0.2 million as our share of the losses of our investee companies as compared to a loss of US$0.8 million in the fiscal year 2011. These losses are determined under the equity method of accounting.

Net income (loss)

As a result of the foregoing, our net loss for the fiscal year ended March 31, 2012 was US$7.7 million, as compared to a net loss of US$6.6 million for the fiscal year ended March 31, 2011, representing an increase of 14%.

Liquidity and Capital Expenditures

Our primary liquidity needs have been to finance our losses from operations, acquisitions and capital expenditures. These have been funded primarily from the private sales of equity securities and sale of ADSs.

As of March 31, 2013, we had cash and cash equivalents of US$20.0 million as compared to US$24.5 million as at March 31, 2012.

As of March 31, 2013, our accounts receivable balance was US$3.8 million compared to US$6.1 million as of March 31, 2012, net of allowances of US$0.9 million and US$3.2 million as of March 31, 2013 and 2012, respectively. There was a decrease of US$2.4 million in account receivable balances on account of improved collection and lower sale.

Cash Flows

	For the Fiscal Year Ended March 31,
	2011	2012	2013
	US$	US$	US$
Net cash (used in ) generated from operating activities	495,637	(5,203,546)	(2,540,551)
Net cash used in investing activities	(7,278,620)	(4,423,623)	(547,678)

Net cash provided by (used in) financing activities	(1,320,158)	1,364,677	—
Net decrease in cash and cash equivalents	(8,103,141)	(8,262,492)	(3,088,229)
Effect of exchange rate changes on cash	334,952	(4,113,794)	(1,433,127)

Fiscal Year Ended March 31, 2013

Net cash used in operations was US$2.5 million, after adjusting our net loss of US$11.4 million to account for non-cash items and changes in working capital. Non-cash items, comprising the sale of equity investments, depreciation, amortization, allowances for doubtful debts, goodwill and promissory note impairment and stock-based compensation costs, totaled US$6.1 million. Our working capital decreased by US$2.8 million. The decrease was contributed by better cash management process in receivables and payables.

Net cash used in investing activities was US$0.5 million, consisting of purchases of servers and other capital equipment aggregating US$1.9 million in connection with the expansion of our network and data storage facility, partially offset by the sale of an equity investment that generated cash of US$1.4 million.

As of March 31, 2013, we had cash and cash equivalents of US$20.0 million.

Fiscal Year Ended March 31, 2012

Net cash used in operations was US$5.2 million, after adjusting our net loss of US$7.7 million to account for non-cash items and changes in working capital. Non-cash items, comprising the sale of equity investments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs, totaled US$3.9 million. Our working capital increased by US$1.4 million.

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

Fiscal Year Ended March 31, 2011

We generated net cash from operations of US$0.5 million, after adjusting our net loss of US$6.6 million to account for non-cash items and changes in working capital. Non-cash items, comprising impairments, depreciation, amortization, allowances for doubtful debts and stock-based compensation costs, totaled US$5.6 million. Our working capital decreased by US$1.5 million.

Net cash used in investing activities was US$7.3 million, consisting of purchases of servers and other capital equipment aggregating to US$4.0 million in connection with the expansion of our network and data storage facility, the purchase of promissory notes of US$0.3 million, the acquisition of all of the equity interests of Vubites India Private Limited for US$0.3 million and the repayment of an assumed principal shareholder’s loan aggregating to US$2.7 million.

Net cash used in financing activities was US$1.3 million. We repurchased a total amount of US$1.3 million of our own Equity Shares through our ESOP trust, which was formed during the fiscal year 2010.

As of March 31, 2011, we had cash and cash equivalents of US$36.9 million.

Contractual Obligations

Our contractual obligations relate to operating leases and capital commitments, payments for which are to be made as per the table below:

Year ended March 31,	Operating leases	Capital commitments
	US$	US$

2014	350,284	675,458
2015	217,794	—
2016	224,328	—
2017	231,058	—
2018	278,742	—

Total	1,302,206	675,458

Capital Expenditures

Our principal capital expenditures are for purchase of computer equipment, such as servers for our websites. In the fiscal years ended 2013, 2012 and 2011, we had capital expenditures of US$1.9 million, US$5.4 million and US$4.0 million, respectively.

Internal and external costs incurred to develop internal use software during an application development stage is capitalized when the Company’s managing director has authorized and committed to funding the development, and it is probable that the software development will be complete and the software will perform the function intended. Upgrades and enhancements are capitalized only when these relate to additional features or result in additional functionality that the existing software is incapable of performing. All costs incurred during the preliminary project, post-implementation and operation stages are expensed as incurred.

Dividends

We have not declared or paid any cash dividends on our equity shares since our inception and we do not expect to pay any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. For additional information, please see the sections of this annual report entitled “Risk Factors — Risks Related to our Business” and “Taxation”.

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

Income Tax Matters

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in our statement of comprehensive loss is as follows:

	2011	2012	2013
	US$	US$	US$
Loss before income taxes and equity in net earnings of affiliates	(5,769,028)	(7,395,955)	(11,549,781)

Indian statutory income tax rate	33.218%	32.445%	32.445%

Expected income tax expense (benefit)	(1,916,356)	(2,399,618)	(3,747,327)
Tax effect of:-
Adjustments to reconcile expected income tax expense to reported income tax expense:

Employee stock-based compensation	185,741	298,428	245,313
Valuation allowance recognised during the year	1,805,725	2,337,757	3,060,830
Goodwill impairment	—	—	648,900
Tax in foreign jurisdictions	(26,208)	(52,715)	(142,710)
Earnings (loss) of equity method investees	(260,996)	(69,995)	27,354
Others	229,373	(48,302)	(125,608)

Income tax expense (benefit)	17,279	65,555	(33,248)

Rediff’s net operating loss carry forwards aggregating approximately US$7,676,956 as of March 31, 2013 will expire between April 2013 and March 2019

As of March 31, 2013, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$3,033,000, which expire in years 2021 through 2031.

As of March 31, 2013, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$7,126,000 for federal income tax purposes, which expire in years 2020 through 2032.

Unabsorbed depreciation of US$14,237,632 can be indefinitely carried forward.

Market Risks

Foreign Currency Exchange Rate Risk

The functional currency for our Indian operations is the Indian Rupee. We are exposed to foreign currency exchange rate fluctuations, principally the fluctuations of the U.S. dollar to Indian Rupee exchange rate. We face foreign currency exchange risk with respect to funds held in foreign currencies and in particular will have foreign exchange losses with respect to these funds, if there is an appreciation in the value of the Indian Rupee compared to such foreign currency. We also face foreign currency exchange risk from accounts payable to overseas vendors, which we partially mitigate with receivables in foreign currency from overseas customers and balances in foreign currency with overseas banks.

The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2013:

As of March 31, 2013 (in US$ thousands)
Accounts payable in U.S. dollars	(1,040)
Accounts receivable in U.S. dollars, net of allowance	2,070
Cash balances held in U.S. dollars	56
Net foreign currency exchange exposure	1,086

We are currently not trying to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollar by one Rupee, the net foreign currency exchange loss as of March 31, 2013 would be approximately US$20,000.

Interest Rate Risk

We hold interest-bearing accounts in India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2013. These interest rates are linked to the interest rates prevailing in India. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 1% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$188,000.

Off-balance Sheet Arrangements

As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.

New Accounting Pronouncements

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

MANAGEMENT

The following table sets forth, as of June 30, 2013, the name, age and position of each of our directors and executive officers.

Name	Age	Position
Ajit Balakrishnan(1)(2)	65	Chairman and Managing Director
Swasti Bhowmick	47	Chief Financial Officer
Diwan Arun Nanda(1)(2)	69	Director
Sunil N. Phatarphekar(1)(2)(3)	49	Director
Ashok Narasimhan(1)	65	Director
Sridar Iyengar(1)(3)	66	Director
Rashesh C. Shah(1) (3)	49	Director
M. Madhavan Nambiar(1) (3)	62	Director

(1)	Member of the Board of Directors
(2)	Member of the Compensation Committee
(3)	Member of the Audit Committee

Ajit Balakrishnan is the founder, Chairman and Managing Director of the Company. He is a director of Rediffusion Holdings Private Limited, Rediffusion Dentsu Young & Rubicam Private Limited, Quintrol Technologies Private Limited, Rediff Holdings Inc USA, India Abroad Publications, Inc., India In New York, Inc., India Abroad Publications (Canada) Inc., Rediff.com Inc USA and Value Communications Corporation. Mr. Balakrishnan is also Chairman of the Board of Governors of The Indian Institute of Management Calcutta and Chairman of the Working Group of Internet Governance set up by the Government of India. Mr. Balakrishnan holds a Bachelor’s Degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Calcutta. At our annual general meeting held on September 24, 2008, our shareholders re-appointed Mr. Balakrishnan [for a five-year term as Managing Director with effect from August 23, 2008.

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

Diwan Arun Nanda has been a director of the Company since its incorporation in 1996. Mr. Nanda is also a director of Rediffusion Holdings Private Limited, Arion Horse Company Private Limited, Rediffusion Dentsu, Young & Rubicam Private Ltd., Wunderman India Private Limited, Rediffusion Dentsu, Young & Rubicam Pvt. Ltd. Sri Lanka, Everest Brand Solutions Pvt. Ltd., Clariant Chemicals (India) Limited, Yes Bank. and Oriental Hotels Ltd. Mr. Nanda holds a Bachelor’s Degree in Commerce from Loyola College, Chennai University, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

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

Sridar A. Iyengar has been a director of the Company since September 2004. He is co-founder of ‘The Sounding Board’ and serves on the Board of various companies, and other companies in India and the United States. He also advises many early-stage companies in the United States and India. He is a member of the boards of the American India Foundation Inc. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG’s Emerging Business Practice. He worked as a partner in all three of KPMG’s regions - Europe, America and Asia Pacific - as well as in all four of KPMG’s functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that, he headed up the International Services practice on the west coast of the United States. On his return from India in 2000 he was asked to lead a major effort of KPMG’s focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, and holds a Bachelor’s Degree in Commerce (Honors) from the University of Calcutta.

Rashesh Shah is the founder and Chairman of Edelweiss Group, one of India’s most diversified financial services group with businesses ranging from Credit including Housing Finance, Financial Markets, Commodities, and Life Insurance. Rashesh has served on the Boards of various companies and public institutions. He has in the past served on the Executive Committee of the National Stock Exchange and presently serves as Chairman, Maharashtra Council of FICCI. He currently serves on the SEBI committee to review Insider Trading Regulations. Rashesh is a graduate in Statistics from Mumbai University and has an MBA from IIM Ahmedabad. He started his career as development officer in ICICI.

M. Madhavan Nambiar has spent over 36 years in the Indian Administrative Service with many years focused on Information Technology. Mr. Nambiar most recently served as Secretary to the Government of India, first in the Ministry of Information Technology and then in the Ministry of Civil Aviation. Mr. Nambiar is a Fellow at the Judge Business School, University of Cambridge. He holds a Bachelor of Arts Degree from Loyola College, Madras University and a Master of Business Administration Degree from the Faculty of Management Studies, Delhi University.

Board Composition

On March 16, 2000, we amended our Articles of Association to set the minimum number of directors at three and the maximum number of directors at seven. We currently have seven directors. Our Articles of Association provide as follows:

•

Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold, singly or jointly, not less than 10% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

•

The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation. Rashesh Shah and Diwan Arun Nanda retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 12, 2012. Sunil Phatarphekar and Sridar Iyengar will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled to be held on or before September 30, 2013.

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

As of the date of this annual report, our Audit Committee is comprised of the following members, all of whom are independent directors, as determined by the NASDAQ listing standards applicable to us: Sridar A. Iyengar, Sunil N. Phatarphekar, Rashesh C. Shah and M. Madhavan Nambiar.

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

NASDAQ Corporate Governance Requirements

In general, corporate governance principles for Indian companies whose shares are not traded on any Indian stock exchange are set forth in India’s Companies Act. Corporate governance principles under provisions of Indian law may differ in significant ways from corporate governance standards for U.S. NASDAQ-listed companies. The corporate governance standards for U.S. NASDAQ-listed companies are included in the “5000” series of the NASDAQ Stock Market Rules, known as the NASDAQ Listing Rules and referred to herein as the “Rules”. Under Rule 5615(a)(3), foreign private issuers such as ourselves are permitted to follow certain home country corporate governance practices in lieu of certain of the requirements of the Rules. Under the Rules, foreign private issuers must disclose any alternative home country practices that they follow.

The following are the requirements of the Rules we do not follow and the home country practices we follow in lieu of these Rule requirements. Our independent Indian counsel has submitted to the NASDAQ a letter, dated June 27, 2005, certifying that our corporate governance practices as described below are not prohibited by and are consistent with Indian law.

(i)	Rule 5250(d)(2) and Rule 5250 (d)(3) - Distribution of quarterly and interim reports

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

(ii)	Rule 5605(b)(1) - Independent Directors

In lieu of the requirements of Rule 5605(b)(1), we follow the Companies Act, which does not require that a majority of the Board of Directors of Indian companies be comprised of independent directors. Nevertheless, as of the date of this annual report, our Board has determined that four out of its seven members are independent.

(iii)	Rule5605(b)(2) - Executive sessions of Independent Directors

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

(iv)	Rule 5605(d) - Compensation of Officers

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

Four of our directors, Mr. Ajit Balakrishnan, Mr. Sridar Iyengar, Mr. Sunil Phatarphekar and M. Madhavan Nambiar, receive remuneration from our wholly-owned US subsidiary Rediff Holdings, Inc., in their capacity as directors of that subsidiary. There is no restriction under Indian law on paying remuneration to directors of an Indian company having no profits or inadequate profits who are, at the same time, also directors of a non-Indian subsidiary.

(v)	Rule 5605(e) - Nomination of Directors

In lieu of the requirements of Rule 5605(e), we follow the requirements of the Companies Act pursuant to which directors are required to be appointed by shareholders at their general meeting. In addition, under the Companies Act, our board can make appointments, subject to any regulations in a company’s articles of association, to fill any casual vacancies caused if the office of a director is vacated before his term of office has expired. Any person so appointed shall hold office only up to the date up to which the director in whose place he is appointed would have held office. Our board also has the power to appoint additional directors who shall hold office only up to the date of our next annual general meeting of the company. The Companies Act also allows our board to appoint an alternate director to act for a director during his absence for a period of not less than three months from the state in which the board meetings are ordinarily held. Finally, our Articles of Association states that Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold, singly or jointly, not less than 10% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

(vi)	Rule 5620(c) - Quorum

In lieu of the requirements of Rule 5620(c), we follow the Companies Act, under which a quorum for purposes of a meeting of the holders of our common stock is considered present as long as five of our members are present in person.

(vii)	Rule 5620(b) - Solicitation of Proxies

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

Employees

As of March 31, 2013, we had 397 employees and full-time consultants. Of such employees, 144 are in our shopping, sales and marketing teams, 92 are creative and editorial, 122 are dedicated to technology and product development, 7 are dedicated to production and circulation and 32 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by main category of activity:

	As at March 31,
Department	2011	2012	2013
Technology and Product Development	119	108	122
Sales and Marketing	79	120	144
Editorial	80	81	79
General & Administration	33	83	32
Creative	17	19	13
Production & Circulation	7	7	7

Total	335	418	397

Some of the employees deployed in the deal business were shifted to sales and marketing division.

Compensation

Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. In fiscal year 2013, we did not pay any attendance fees to our directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors of our US subsidiaries receive compensation for their service on the boards of these subsidiaries.

The following table sets forth details regarding compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2013.

Name	Salary and other compensation (US$)

Ajit Balakrishnan	200,000	(1)

Swasti Bhowmick	150,846	(2)

Sridar A. Iyengar	25,000	(1)

Sunil Phatarphekar	20,000	(1)

M. Madhavan Nambiar	20,000	(1)

(1)	Each of Mr. Balakrishnan, Mr. Iyengar Mr. Phatarphekar and Mr Nambiar receive a salary and/or other compensation from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited. During the fiscal year ended March 31, 2012, Sridar Iyengar was granted 9000 options (equivalent to 9,000 shares) under Employee Stock option Plan 2006 at a exercise price of US$21.25.
(2)	Swasti Bhowmick was granted 10,000 options (equivalent to 5,000 equity shares) under ADR linked Employee Stock option Plan 2006 at exercise price of $6.34. The Plan will expire in February 2022.

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

During the fiscal year ended March 31, 2013, there were no grants made under the 2002 plan.

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

During the fiscal year ended March 31, 2013, 750 options equivalent to 375 equity shares at a weighted average exercise price of US$5.16 per share were forfeited due to resignation of the employees.

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

During the fiscal year ended March 31, 2013, 6,000 options equivalent to 6000 equity shares at a weighted average exercise price of US$0.20 per share were forfeited due to resignation of the employees.

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

2006 ADR Linked Employee Stock Option Plan

Our 2006 ADR Linked Employee Stock Option Plan (the “ADR Linked ESOP 2006”) allows for the grant to our employees of options to purchase our ADRs representing Equity Shares of the Company. Each option granted gives the employee the right to purchase a specified number of our ADRs under the ADR Linked ESOP 2006. The ADR Linked ESOP 2006 was adopted and approved by our Compensation Committee on October 3, 2006 in accordance with the approval granted by our shareholders on March 31, 2006. A total of 520,000 Equity Shares (equivalent to 1,040,000 ADRs) were approved for issuance under the ADR Linked ESOP 2006.

During the fiscal year ended March 31, 2013, 9,250 options equivalent to 4,625 equity shares at a weighted average exercise price of US$11.84 per share were forfeited due to resignation of the employees.

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

The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2011, 2012 and 2013. The measurement date used is March 31 of the relevant fiscal year.

	2011	2012	2013
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	349,624	434,594	446,146
Acquisition	7,874	—	—
Actuarial (gain) loss	(16,687)	(10,478)	14,941
Service cost	74,660	78,983	75,039
Interest cost	36,731	41,987	44,025
Benefits paid	(22,851)	(39,297)	(26,382)
Effect of exchange rate changes	5,243	(59,643)	(26,257)

Benefit obligation at the end of the year	434,594	446,146	527,512

Accumulated benefit obligation was US$247,312 and US$290,852 as of March 31, 2012 and 2013 respectively.

Net gratuity cost for the years ended March 31, 2011, 2012 and 2013 comprise of the following:

	2011	2012	2013
	US$	US$	US$
Service cost	74,660	78,983	75,039
Interest cost	36,731	41,987	44,025
Recognized net actuarial (gain) loss	(16,687)	(10,478)	14,941

Net gratuity cost	94,704	110,492	134,005

The assumptions used in accounting for gratuity in the years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
Discount rate	9.00%	9.24%	8.75%

Rate of increase in compensation	10% for first year and 7% thereafter	7.00%	7.00%

The following benefit payments, which reflect expected future services, are expected to be paid:

Year ending March 31,	US$

2014	47,713
2015	42,140
2016	52,234
2017	161,243
2018	65,913
2019-2023	446,148

The expected benefits are based on the same assumptions used to measure the company’s benefit obligation as of March 31, 2013.

Provident Fund

Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$252,004, US$279,396 and US$259,684 for the years ended March 31, 2011, 2012 and 2013 respectively.

Compensated Absences

The Company provided US$137,007, US$197,905 and US$161,779 for the years ended March 31, 2011, 2012 and 2013, respectively, as the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences, considering anticipated forfeiture, in the year in which earned.

RELATED PARTY TRANSACTIONS

Six of our largest shareholders beneficially hold an aggregate of approximately 63% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Advertising Revenues

During the fiscal year ended March 31, 2011, 2012 and 2013, we earned advertising revenues of US$721,974, US$ Nil and Nil, respectively, from Edelweiss Capital Services Ltd in which Rashesh Shah a director of Rediff is shareholder and director.

Product Development Expenses

During the fiscal years ended March 31, 2011, 2012 and 2013, we incurred product development expenses (including amounts capitalized) of US$167,833, US$137,490 and US$95,395, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.

Trade account receivable write off

During the year ended March 31, 2013, we wrote off US$206,974 trade account receivables from Edelweiss Capital Service Ltd. in which a director of Rediff is shareholder and director against, the recorded allowance. The allowance for trade account receivables were made in fiscal year ended March 31, 2012.

Investment

During the fiscal year ended March 31, 2013, we subscribed to rights issued by Runa Inc. and by means of the exercise of those rights purchased shares in Runa Inc. for US$104,987. A director of the Company is a shareholder and key member of the management personnel of Runa Inc.

Balances with related parties include:

	As of March 31,
	2012	2013
	US$	US$
Trade account receivable for advertising revenues (net of allowance of US$206,974)	90,835
Accounts payable for product development expenses	12,612	14,709

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

The number of outstanding Equity Shares as of March 31, 2013, was 14,810,178. We have been informed by our depository that as of June 19, 2013, there were 23 record holders of ADRs evidencing 9,295,956 ADSs (representing 4,647,978 Equity Shares) in the United States.

The tables below set forth high and low trading prices for our ADSs on the NASDAQ Capital Market from April 1, 2005 to October 6, 2006 and on the NASDAQ Global Market since October 9, 2006.

Annual and Quarterly high-low price history:

	Price Per ADS (in U.S. dollars)
	High	Low
Fiscal year ending March 31, 2008	27.50	6.46
Fiscal year ending March 31, 2009	9.77	1.40
Fiscal year ending March 31, 2010	4.50	1.75
Fiscal year ending March 31, 2011	9.90	1.69

Fiscal year ended March 31, 2012
First Quarter (April 1, 2011 to June 30, 2011)	17.98	7.13
Second Quarter (July 1, 2011 to September 30, 2011)	14.48	6.57
Third Quarter (October 1, 2011 to December 31, 2011)	11.20	4.89
Fourth Quarter (January 1, 2012 to March 31, 2012)	9.55	6.40
Fiscal year ending March 31, 2013
First Quarter (April 1, 2012 to June 30, 2012)	7.21	3.50
Second Quarter (July 1, 2012 to September 30, 2012)	4.65	2.70
Third Quarter (October 1, 2012 to December 31, 2012)	4.45	1.82
Fourth Quarter (January 1, 2013 to March 31, 2013)	3.82	2.58
Fiscal year ending March 31, 2014
First Quarter (April 1, 2013 to June 30, 2013)	3.54	2.30

Monthly high-low price history for previous six months:

Previous six months	High	Low
February 2013	3.19	2.68
March 2013	3.19	2.58
April 2013	2.87	2.60
May 2013	3.54	2.63
June 2013	2.88	2.30
July 2013	2.81	2.38

Fees and other payments made by the Depository

During fiscal year ended March 31, 2013, the Company did not receive any reimbursement or payments from the depository, either directly or indirectly.

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

The consolidated FDI Policy dated April 05, 2013 states that indirect foreign investment shall include all types of foreign investments i.e. FDI, investment by FIIs, NRIs, ADRs, GDRs, Foreign Currency Convertible Bonds (FCCBs) and convertible preference shares and convertible currency debentures and that all investment directly by a non-resident entity into the Indian company would be counted towards direct foreign investment.

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

Under current Indian regulations and practice, the RBI must approve the sale of equity shares underlying GDSs from a non-resident of India to a resident of India if the sale does not meet the requirements of paragraph 3.4.2 of chapter 3 of the FDI policy. As foreign exchange controls are in effect in India, the RBI will approve the price at which equity shares are transferred based on a specified formula, and sale at a higher price per share may not be permitted.

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

The RBI has consolidated its various circulars on foreign investments in India, in a Master Circular No. 15/2012-13 dated July 2, 2012, summarizing the current regulatory provisions as amended from time to time.

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

Real estate business does not include the development of townships, construction of residential/commercial premises and roads or bridges, educational institutions, recreational facilities, city and regional level infrastructure and townships. Partnership firms / proprietorship concerns having investments pursuant to FEMA regulations are not allowed to engage in the print media sector.

In addition to the above, investment in the form of foreign direct investment is also prohibited in certain sectors such as:

a)	lottery business including Government/private lottery, online lotteries, etc;

b)	gambling and betting including casinos etc;

c)	Activities/sectors not opened to private sector investment, such as atomic energy and railways transport.( other than Mass Rapid Transport Systems)

d)	Manufacturing of cigars, cheroots, cigarillos and cigarettes, of tobacco or of tobacco substitutes.

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

Overseas Corporate Bodies, or OCBs, at least 60% of which are owned by non-resident Indians, were allowed to invest into Indian companies by way of portfolio investment. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations. However entities owned by Non-Resident Indians (which were formerly classified as Overseas Corporate Bodies) continue to enjoy all facilities available to other foreign investors.

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

Foreign institutional investors, who are registered with the SEBI, are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or Foreign Institutional Investor Regulations. A registered FII may buy, subject to the ownership restrictions discussed below, and sell freely. securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. An FII may not hold more than 10% of the total issued capital of a company in its own name, a corporate/individual sub-account of the FII may not hold more than 5% of the total issued capital of a company and a broad based sub-account of the FII may not hold more than 10% of the total issued capital of a company. The total holding of all FIIs in a company is subject to a cap of 24% of the total paid-up capital of a company, which can be increased to the relevant statutory cap/ceiling in respect of the said company with the passing of a special resolution by the shareholders of the company in a general meeting.

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

Qualified Institutional Placement under the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009

In order to make Indian markets more competitive and efficient, the Government of India introduced an additional instrument for listed companies to raise funds from domestic markets in the form of a Qualified Institutional Placement, or QIP. Key features of the QIP program are as follows:

•

Issuers. A company whose equity shares are listed on an Indian stock exchange with nationwide trading terminals and which is in compliance with the prescribed requirements of minimum public shareholding in its listing agreement will be eligible to raise funds in the domestic market by placing securities with Qualified Institutional Buyers or QIBs.

QIBs are defined as:

•	Public financial institution as defined in Section 4A of the Companies Act;

•	Scheduled commercial banks;

•	Mutual funds;

•	FIIs and sub-account (other than a sub-account which is a foreign corporate or foreign individual) registered with SEBI;

•	Multilateral and bilateral development financial institutions;

•	Venture capital funds registered with SEBI;

•	Foreign venture capital investors registered with SEBI;

•	State industrial development corporations;

•	Insurance companies registered with the Insurance Regulatory and Development Authority;

•	Provident funds with minimum corpus of Rs.250 million;

•	Pension funds with minimum corpus of Rs.250 million; or National Investment Fund set up by the Government of India;

•	National Investment Funds; and

•	Insurance funds set up and managed by Army, Navy or Air Force of the Union of India.

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

•

Investors/Allottees: The specified securities can be issued only to QIBs, as defined above. Such QIBs must not be promoters or related to promoters of the issuer, either directly or indirectly. Each placement of the eligible securities issued through the QIP program shall be on a private placement basis, in compliance with the requirements of the Companies Act and the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009. A minimum of 10% of the securities in each placement must be offered to mutual funds. If no mutual fund agrees to take up the minimum portion or any part thereof, such minimum portion or part thereof may be allotted to other QIBs.

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

•

Pricing: The price of the shares issued under the QIP program must not be less than the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the two weeks preceding the relevant date. “Relevant date” has been defined to mean the date of the meeting in which the Board of the company or the Committee of Directors duly authorized by the Board of the company decides to open the proposed issue. The issue price for convertible instruments is subject to adjustment in case of corporate actions such as stock splits, rights issues and bonus issues.

Because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

PRINCIPAL SHAREHOLDERS

The following table provides information relating to the beneficial ownership of our equity shares for:

•	each of the executive officers named in the summary compensation table and each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is known by us to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially Owned As of June 30, 2013		Shares Beneficially Owned As of June 30, 2012		Shares Beneficially Owned As of June 30, 2011
Name of Beneficial Owner	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding
Officers and Directors
Ajit Balakrishnan (1)(1A) (1B) (1C) (1D)	3,463,982	23.39%	3,463,982	23.39%	3,463,982	23.42%
Diwan Arun Nanda (1)	3,444,742	23.26%	3,444,742	23.26%	3,444,742	23.29%

All Directors and Officers as a Group (2 persons)	4,720,722	31.87%	4,720,722	31.87%	4,720,722	31.92%

Other shareholders holding more than 5% shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	14.85%	2,200,002	14.85%	2,200,002	15%
Draper India International	—	—	2,200,000	14.85%	2,200,000	15%

Draper International India LP	21,78,000	14.71%	—	—	—	—
Rediff.com India limited Employee Trust (1D)	1,015,000	6.85%	1,015,000	6.85%	1,015,000	6.86%
Edelweiss Finance and Investment Ltd.	1,523,000	10.28%	1,523,000	10.28%	1,523,000	10.30%

Notes:

(1)	Includes 2,200,002 Equity Shares held by Rediffusion Holdings Private Limited, previously called Rediffusion Advertising Private Limited, of which Ajit Balakrishnan is a 50.0% shareholder and Director and Diwan Arun Nanda is a 50.0% shareholder and Director.
(1A)	Includes 144,540 Equity Shares held by Quintrol Technologies Private Limited, of which Ajit Balakrishnan is a director as well as a 99.9% stockholder.
(1B)	Includes 5,300 ADSs of the Company held by Mr. Ajit Balakrishnan.
(1C)	Includes 33,200 ADSs of the Company held by A B Technologies, LLC a New York limited liability company, with respect to which Mr. Balakrishnan holds a position as the Managing Member as well as 99.9% stockholder.
(1D)	The trustees of the trust consist of 3 executive officers of Rediff. Mr. Balakrishnan in his capacity as the Chairman of Rediff has the power to remove and appoint the trustees of the trust, and therefore may be deemed to be the beneficial owner of the shares owned by the trust. Mr. Balakrishnan disclaims beneficial ownership of the shares owned by the trust.

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

Our ADSs are registered pursuant to Section 12(b) of the Securities Act. We have been informed by our depository that as of June 19, 2013, 9,295,956 ADSs were held by 23 record holders of ADRs in the United States.

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

In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the Double taxation avoidance agreement are more favorable to the investor, under the Indian Income-tax Act, the provisions of the Double taxation avoidance agreement would prevail. However, the Finance Act, 2012 has introduced provisions relating to General Anti-Avoidance Rules (GAAR) under which certain arrangements could be declared to be an impermissible avoidance arrangement. The consequences of such arrangements include denial of a tax benefit or a benefit under a tax treaty. The GAAR was originally proposed to become effective on April 1, 2013. Based on the recommendation of a panel which was formed to study proposed GAAR, the GAAR provisions are now proposed to be effective April 1, 2016 onwards. Based on the recommendation of the panel, the Finance Act, 2013 has revised the provisions related to GAAR as proposed by the Finance Act, 2012.

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

Taxation on Sale of Equity Shares

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India and the transaction is chargeable to Securities Transaction Tax (“STT”). Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2013. In all the above cases, the amount of tax and surcharge, if any, would be increased by an Education Cess of 2% and Secondary and Higher Education Cess of 1% resulting in an aggregate Education Cess of 3%.

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

Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 15%. Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2013. In all the above cases, the amount of tax and surcharge, if any, would be increased by cess of 3%, provided the transaction of the sale is entered into in a recognized stock exchange in India and the transaction is charged to STT and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares.

Pursuant to Article 7(3) of the Scheme, in the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited (“BSE”) or the National Stock Exchange of India Limited (“NSE”) on the date the depositary gives notice to the custodian of the redemption of ADSs. However, pursuant to Section 49(2A) of the Indian Income-tax Act , where the capital asset, being a share or debenture of a company, becomes the property of the assessee by way of conversion of bonds, debentures, debenture stock, or deposit certificate in any form, the cost of acquisition of the asset to the assessee shall be deemed to be that part of the cost of debenture, debenture-stock, bond or deposit certificate in relation to which such asset is acquired by the assessee. Therefore, it is unlikely that the beneficial tax treatment prescribed under the Scheme would be available to the investor for the fiscal year 2013.

Rights

Issuance to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

However, under section 56(2)(viia) of the Indian Income-tax Act, where a firm or a closely held company receives any share of another closely held company without consideration or for a consideration which is less than the fair market value (fair market value exceeding INR 0.05 million), the fair market value /excess shall be taxable in the hands of the recipient. There is a possibility that the tax authorities may tax the recipient under section 56(2)(viia) of the Indian Income-tax Act. A view may be taken that there is no transfer of shares when fresh shares or rights are allotted and that consequently the provisions of section 56(2)(viia) are not attracted. However, litigation with the tax authorities cannot be ruled out on this issue.

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

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or Equity Shares that, for United States federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

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

We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ended March 31, 2013. However, there is no guaranty that the Internal Revenue Service will agree with our determination. Moreover, we may become classified as a PFIC for one or more future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our goodwill and other unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy substantial amounts of cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.

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

Distributions

The gross amount of cash distributions with respect to the ADSs (or Equity Shares) will, upon receipt by the Depositary (or by you), be includible in your gross income as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 20% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or our Equity Shares.

Beginning in 2013, a recently enacted tax on net investment income imposed at a 3.8% rate will also apply to dividends received by certain individuals who meet specified income thresholds ($250,000 for joint returns).

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

Passive Foreign Investment Company

If we are or were to become classified as a PFIC for any taxable year, and unless you make a special election (including a “mark-to-market” election, as described below), you would be subject to special rules with respect to (i) any gain realized on the sale or other disposition of ADSs or Equity Shares, and (ii) any “excess distribution” made by us on the ADSs or Equity Shares (generally, any distributions paid to you in respect of ADSs or Equity Shares during a single taxable year that are greater than 125% of the average annual distributions received by you during the three preceding taxable years or, if shorter, your holding period for such ADSs or Equity Shares).

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

The rules for PFICs are complex and several other special elections are available, including the election to treat us as a “qualified electing fund” (“QEF”). A QEF election would require a holder of Equity Shares or ADSs to include in its income a share of our income on an annual basis even absent a distribution to pay taxes on that share of income.

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

Under the supervision and with the participation of our management, including our Chairman and Managing director and our Chief Financial Officer, our Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2013. In making this assessment, our management primarily used the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on such assessment, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2013.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2013.

Changes in Internal Controls over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells, Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

	Fiscal year ended March 31,
	2011	2012	2013
	US$	US$	US$
Audit Fee	204,051	217,161	226,974

Tax Fees	26,391	24,979	12,915

Total	230,442	242,140	239,889

Audit fee represents the aggregate fees for Deloitte in connection with the audits of our annual integrated consolidated financial statements and statutory audits.

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

Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Reserve Bank of India publishes the exchange rate on each date. The published rate on March 31, 2013 was 54.39 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars has been performed using rates specified by the Reserve Bank of India.

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

Share Capital

Our authorized share capital is 24,000,000 Equity Shares, par value 5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2013, 14,810,178 Equity Shares were issued and outstanding.

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

Dividends

Under the Companies Act, unless our Board of Directors recommends the payment of dividends, we may not declare dividends. Similarly, under our Amended and Restated Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares. The SEBI has mandated that listed companies must declare dividends on a per share basis, so that there is clarity on the exact returns shareholders receive from equities on their equity ownership. Any dividend recommended by the Board of Directors subject to the limitations described above, will be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. The Board of Directors may also declare interim dividends and the amount of dividends, including interim dividends, is required to be deposited in a separate bank account within five days from the date of declaration of such dividends. If such dividend, including interim dividend, has not been paid or claimed within 30 days of declaration of such dividend, we are required to transfer the total amount of dividend which remains unpaid or unclaimed within seven days of the expiry of the 30 day period, to a special bank account. Under the Companies Act if a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of the dividend, each director of the company, if he is knowingly a party to the default, will be punishable with imprisonment and also liable to fines. Pursuant to our Amended and Restated Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to Equity Shares issued during a particular fiscal year (including any Equity Shares underlying ADS issued to the Depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year will be on a pari passu basis to the outstanding Equity Shares. Under the Companies Act, dividends can only be paid in cash to the registered shareholder (or to his order or his banker’s order) at a record date fixed on or prior to the annual general meeting.

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which is similar to paying a stock dividend. The Companies Act also permits the issuance of bonus shares from a securities premium account. These bonus shares must be distributed to shareholders in proportion to the number of equity shares owned by them. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

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

Pursuant to a green initiative, the RoC has permitted companies to effect service of documents to its members through an electronic mode, provided the company has obtained e-mail addresses of its members for sending the documents through e-mail. In cases where any member has not registered his e-mail address with the company, service of documents will be effected by other modes of service.

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

EXHIBIT INDEX

Exhibit No.	Description of Document

*1.1	Articles of Association, as amended.

*1.2	Memorandum of Association, as amended.

*1.3	Certificate of Incorporation, as amended.

*2.1	Form of Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depository Receipt).

*2.2	Rediff.com’s specimen certificate for equity shares.

*2.3	Amended and Restated Shareholder Rights Agreement dated February 24, 2000 between Rediff.com and the shareholders of Rediff.com.

*4.1	1999 Employee Stock Option Plan.

*4.2	1999 Associate Stock Option Plan.

***4.3	2002 Stock Option Plan.

****4.4	2004 Stock Option Plan.

*******4.5	2006 Employee Stock Option Plan.

********4.6	2006 ADR Linked Employee Stock Option Plan.

*4.7	Form of Indemnification Agreement.

*******4.8	Indemnification Agreement dated November 8, 2005 between Rediff.com and Sridar A. Iyengar.

*******4.9	Indemnification Agreement dated November 8, 2005 between Rediff.com and Ashok Narasimhan.

*******4.10	Indemnification Agreement dated November 8, 2005 between Rediff.com and Pulak Chandan Prasad.

*******4.11	Indemnification Agreement dated November 8, 2005 between Rediff.com and Joy Basu.

*4.12	Sublease dated July 5, 1999 between Shreenathji Balaji Computech Private Limited and Rediff.com.

*4.13	Letter Agreement dated December 28, 1998 between Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.

*4.14	Promoters Agreement dated January 9, 1996 between Ajit Balakrishnan and Diwan Arun Nanda.

**4.15	Stock Purchase Agreement among Rediff.com, ValuCom and shareholders of ValuCom dated March 21, 2001.

**4.16	Stock Purchase Agreement among Rediff.com, India Abroad and shareholders of India Abroad dated March 21, 2001, as amended on April 27, 2001.

**4.17	Amended and Restated Agreement and Plan of Reorganization among Rediff.com, Thinkindia.com, Inc., Rediff Holdings, Inc., the principal stock holders of Think India and certain other parties thereto dated February 27, 2001.

*****4.18	Agreement for sale of assets of Value Communications Corporation dated April 8, 2004.

******4.19	Underwriting Agreement dated November 9, 2005 between Rediff.com and Deutsche Bank Securities Inc.

†12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†13.1	Certification of Principal Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†13.2	Certification of Principal Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†15.1	Consent of Independent Registered Public Accounting Firm

†101	The following financial information from the Rediff.com India Limited Annual Report on Form 20-F for the year ended March 31, 2013 is formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-37376).
*	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2001.
***	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2003.
****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on December 30, 2004.
*****	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2004.
******	Incorporated by reference to exhibits filed with the Registrant’s Form 6-K filed on November 9, 2005.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2006.
********	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2007.
†	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rediff.com India Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE HASKINS & SELLS

Chartered Accountants

Mumbai, India

August 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rediff.com India Limited

Mumbai, India

We have audited the internal control over financial reporting of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 and our report dated August 15, 2013 of the Company expressed an unqualified opinion on those financial statements.

/s/ DELOITTE HASKINS & SELLS

Chartered Accountants

Mumbai, India

August 15, 2013

REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS

as of March 31, 2012 and 2013

	2012	2013
	US$	US$
Assets
Current Assets
Cash and cash equivalents	24,545,839	20,024,483
Trade accounts receivable (net of allowances of US$3,200,434 and US$876,300 as of March 31, 2012 and 2013, respectively)	6,151,846	3,766,743
Prepaid expenses and other current assets (See Note 4)	1,375,135	927,183

Total current assets	32,072,820	24,718,409

Property, plant and equipment – net (See Note 5)	7,399,081	5,780,172
Goodwill (See Note 8)	2,000,000	—
Intangible assets, net (See Note 9)	2,486,009	1,922,502
Investments, at cost (See Note 7)	1,300,000	1,404,987
Investments in equity method investees (See Note 7)	81,473	—
Recoverable taxes	2,960,245	2,978,558
Other non-current assets (See Note 10)	2,168,591	1,044,374

Total non-current assets	18,395,399	13,130,593

Total assets	50,468,219	37,849,002

Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities (See Note 11)	4,378,101	5,453,708
Customer advances and unearned revenues	2,151,956	1,509,095

Total current liabilities	6,530,057	6,962,803

Deferred tax liability (See Note 17)	244,429	185,982
Other non-current liabilities (See Note 12)	957,329	894,258

Total non-current liabilities	1,201,758	1,080,240

Total liabilities	7,731,815	8,043,043

Commitments and contingencies (See Note 25)
Shareholders’ Equity
Equity shares: par value – Rs.5, Authorized: 24,000,000 equity shares as of March 31, 2012 and 2013; Issued: 14,810,178 equity shares as of March 31, 2012 and 2013 and outstanding 13,795,178 equity shares as of March 31, 2012 and 2013	1,756,726	1,756,726

Additional paid-in-capital	130,958,274	131,714,364

Accumulated other comprehensive loss	(9,278,078)	(11,532,390)
Accumulated deficit	(76,273,913)	(87,706,136)
Treasury shares, at cost (See Note 13) (1,015,000 equity shares as of March 31, 2012 and 2013)	(4,426,605)	(4,426,605)

Total shareholders’ equity	42,736,404	29,805,959

Total liabilities and shareholders’ equity	50,468,219	37,849,002

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For each of the years ended March 31, 2011, 2012 and 2013

	2011	2012	2013
	US$	US$	US$
Revenues
India Online	17,942,609	16,223,222	12,527,464
U.S. Publishing	3,852,854	3,719,044	3,131,240

Total revenues	21,795,463	19,942,266	15,658,704

Cost of revenues (excluding depreciation and amortization separately disclosed below)
India Online	8,299,834	8,241,612	7,470,935
U.S. Publishing	2,496,145	2,532,509	2,480,949

Total cost of revenues	10,795,979	10,774,121	9,951,884

Operating expenses
Sales and marketing	5,373,345	5,341,678	3,266,790
Product development	3,826,350	3,136,778	2,920,824
Depreciation and amortization	3,786,398	3,499,769	3,664,376
General and administrative	6,582,091	7,935,447	7,615,588

Goodwill Impairment (See Note 8)	—	—	2,000,000
Long-lived assets impairment (See Note 5)	109,658	—	—
Foreign exchange loss (gain), net	17,783	91,926	103,744

Total operating expenses	19,695,625	20,005,598	19,571,322

Operating loss	(8,696,141)	(10,837,453)	(13,864,502)

Other income (expense), net
Interest income	3,372,109	2,584,432	1,952,345
Investment impairment	(543,220)	—	—

Promissory note impairment (See Note 10)	—	—	(1,100,000)

Gain on sale of equity method investee	—	749,897	1,292,168
Miscellaneous income	98,224	107,169	170,208

Total other income, net	2,927,113	3,441,498	2,314,721

Loss before income taxes and equity in net loss of equity method investees	(5,769,028)	(7,395,955)	(11,549,781)
Income tax benefit (expense)	(17,279)	(65,555)	33,248
Equity in net earnings (loss) of equity method investees	(785,707)	(215,735)	84,310

Net loss	(6,572,014)	(7,677,245)	(11,432,223)

(Loss) earnings per share – basic	(0.477)	(0.558)	(0.828)
(Loss) earnings per share – diluted	(0.477)	(0.558)	(0.828)

(Loss) earnings per ADS – (where 2 ADSs represent 1 equity share) – basic	(0.238)	(0.279)	(0.414)

(Loss) earnings per ADS – (where 2 ADSs represent 1 equity share) – diluted	(0.238)	(0.279)	(0.414)
Weighted average number of equity shares – basic	13,783,033	13,758,635	13,795,178
Weighted average number of equity shares – diluted	13,783,033	13,758,635	13,795,178

Other comprehensive income (loss)
Foreign currency translation adjustment and total other comprehensive income (loss)	408,618	(5,841,093)	(2,254,312)

Comprehensive loss attributable to shareholders	(6,163,396)	(13,518,338)	(13,686,535)

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For each of the years ended March 31, 2011, 2012 and 2013

	Equity shares					Treasury shares
						(Equity shares held by controlled trust)
	Number of shares	Equity share capital US$	Additional paid-in- capital US$	Accumulated other comprehensive income (loss) US$	Accumulated deficit US$	No of shares	US$	Total shareholders’ equity US$
Balance as of March 31, 2010	14,615,800	1,735,105	127,847,598	(3,845,603)	(62,024,654)	(750,000)	(3,106,447)	60,605,999
Stock-based compensation			559,157					559,157

Net loss					(6,572,014)			(6,572,014)
Foreign currency translation adjustment				408,618				408,618
Contribution from principal shareholder (See Note 6)			420,589					420,589
Repurchase of equity shares for treasury (See Note 13)						(265,000)	(1,320,158)	(1,320,158)

Balance as of March 31, 2011	14,615,800	1,735,105	128,827,344	(3,436,985)	(68,596,668)	(1,015,000)	(4,426,605)	54,102,191
Stock-based compensation			787,874					787,874

Net loss					(7,677,245)			(7,677,245)
Foreign currency translation adjustment				(5,841,093)				(5,841,093)
Stock option exercised	194,378	21,621	1,343,056					1,364,677

Balance as of March 31, 2012	14,810,178	1,756,726	130,958,274	(9,278,078)	(76,273,913)	(1,015,000)	(4,426,605)	42,736,404
Stock-based compensation			756,090					756,090

Net loss					(11,432,223)			(11,432,223)
Foreign currency translation adjustment				(2,254,312)				(2,254,312)

Balance as of March 31, 2013	14,810,178	1,756,726	131,714,364	(11,532,390)	(87,706,136)	(1,015,000)	(4,426,605)	29,805,959

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the years ended March 31,

	2011	2012	2013
	US $	US $	US $
Cash flows from operating activities
Net loss	(6,572,014)	(7,677,245)	(11,432,223)

Adjustments to reconcile net loss to net cash generated from operating activities:
Gain on sale of investment in equity method investee	—	(749,897)	(1,292,168)
Goodwill impairment	—	—	2,000,000

Long-lived assets impairment	109,658	—	—
Investment impairment	543,220	—	—
Equity in net loss (earnings) of equity method investees	785,707	215,735	(84,310)
Depreciation and amortization	3,786,398	3,499,769	3,664,376
Allowances / (write-back) for doubtful trade accounts	(144,263)	37,700	(48,580)
Promissory note impairment	—	—	1,100,000
Loss (profit) on sale of property, plant and equipment	(51)	5,165	(1,701)
Stock-based compensation expense	559,157	787,874	756,090
Unrealized exchange loss (gain)	(257)	117,952	11,808
Changes in assets and liabilities:
Trade accounts receivable	(1,146,531)	158,828	2,104,717
Prepaid expenses and other current assets	24,969	119,836	449,452
Accounts payable, accrued liabilities and other liabilities	428,114	(1,961,862)	1,156,450
Customer advances and unearned revenues	201,184	688,625	(621,397)
Recoverable taxes	1,812,649	(61,155)	(193,869)
Other non-current assets	107,697	(384,871)	(109,196)

Net cash generated from / (used in) operating activities	495,637	(5,203,546)	(2,540,551)

Cash flows from investing activities
Payments to acquire property, plant and equipment	(4,010,461)	(5,379,475)	(1,903,229)
Purchase of investment	—	—	(104,987)
Sale of investment in equity method investee	—	937,866	1,452,944

Acquisition, net of cash acquired*	(3,028,660)	—	—
Purchase of promissory notes	(250,000)	—	—
Proceeds from sale of property, plant and equipment	10,501	17,986	7,594

Net cash used in investing activities	(7,278,620)	(4,423,623)	(547,678)

Cash flows from financing activities
Repurchase of equity shares	(1,320,158)	—	—
Proceeds from issue of shares	—	1,364,677	—

Net cash from / (used in) financing activities	(1,320,158)	1,364,677	—

Net decrease in cash and cash equivalents	(8,103,141)	(8,262,492)	(3,088,229)
Cash and cash equivalents at the beginning of the year	44,690,314	36,922,125	24,545,839
Effect of exchange rate changes on cash	334,952	(4,113,794)	(1,433,127)

Cash and cash equivalents at the end of the year	36,922,125	24,545,839	20,024,483

Supplementary cash flow information:
Income taxes paid	482,414	492,682	448,393

Supplementary disclosure of non-cash investing activity:
Payables for purchase of property, plant and equipment	35,595	30,074	204,638
Conversion of Runa Inc promissory notes into investment in equity shares	1,300,000	—	—

*	Payment for acquisition of Vubites includes an amount of US$2,711,622 for settlement of Vubites shareholder loan assumed and settled in accordance with the terms of the acquisition (see Note 6).

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and business

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

The consolidated financial statements include the financial statements of Rediff and its wholly – owned subsidiaries and variable interest entity (VIE) in which the Company is the primary beneficiary. All inter-company accounts and transactions are eliminated on consolidation.

(c)	Investments in equity method investees

Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method. The Company records its share of the results of these companies in the consolidated statement of comprehensive loss as equity in net earnings (loss) of equity method investees. The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information. Measurement of any impairment loss is based on its excess of the carrying value of the investment over its fair value.

(d)	Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowances for doubtful trade accounts receivables, impairment of goodwill, property, plant and equipment, intangible and investments, useful lives of property, plant and equipment and intangible assets, valuation of deferred tax assets, stock based compensation and employee benefits. Actual results could differ from those estimates.

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

Revenue from display of advertisement and sponsorship is recognized ratably based on delivery over the contractual period of the advertisement, commencing when the advertisement is placed on the website or broadcast. Revenues are also derived from sponsor buttons placed in specific areas of the Company’s website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of e-mail messages to its users on behalf of advertisers and such revenues are recognized ratably over the contracted period.

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

The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

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

Securities that do not have readily determinable fair market values are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the fair value. It is not practicable to estimate the fair value of these securities.

(k)	Business Combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognized in statement of comprehensive loss as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair value at the acquisition date.

Purchase consideration in excess of the identifiable assets and liabilities is recognized as goodwill. Gain resulting from excess of the acquiree’s identifiable assets and liabilities over the purchase consideration is recognized, after reassessment, in the statement of comprehensive loss.

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

The Company uses an income-based valuation approach to determine the fair value of the reporting unit by estimating the present value of future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates, anticipated future economic and regulatory conditions and availability of necessary technology.

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

The accompanying consolidated financial statements have been presented in US dollars as the reporting currency. The functional currency of Rediff is the Indian Rupee (“Rs.” or “Rupee”) while that of its subsidiaries domiciled in the United States is the US dollar and in Canada is the Canadian dollar. Transactions in foreign currency are recorded at the original rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currency are restated using the exchange rates prevailing at the date of the balance sheet. Exchange differences arising on settlement of transactions and restatement of monetary assets and liabilities at the balance sheet date are recognized in the statement of comprehensive loss.

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

Basic earnings per share has been computed by dividing the net income (loss) from operations by the weighted average number of equity shares outstanding during the period, including equity share equivalents for ADSs issued. Diluted earnings per share is computed using the weighted average number of equity shares including equity share equivalents for ADSs issued and dilutive potential equity shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive. Dilutive potential equity shares consist of the incremental equity shares issuable upon the exercise of stock options. The Company also reports earnings (loss) per ADS, where two ADSs represent one equity share.

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

(s)	Allowances for doubtful trade accounts receivable

The Company establishes an allowance for doubtful accounts on trade accounts receivable after considering the financial condition of the customer, ageing of the accounts receivable, historical experience and the current economic environment. Trade accounts receivable balances are written off against allowances only after all means of collections have been exhausted and potential of recovery is considered remote.

(t)	Employee benefit

Gratuity

The Company provided for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Vesting occurs upon completion of five years of service. The defined benefit liability is determined by actuarial valuation, at each balance sheet date, using the projected unit credit method.

Provident fund

Eligible employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and the Company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Company’s contribution to fund the benefits is expensed as incurred.

Compensated absences

The Company provided the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences in the year in which it is earned.

(u)	Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

3.	New Accounting Pronouncements

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The revised guidance is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The revised guidance will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprise:

	As of March 31,
	2012	2013
	US$	US$
Prepaid expenses	798,276	616,327
Supplier advances	168,737	106,143
Rent deposits	297,289	63,799
Other advances and deposits	50,920	70,137
Loans to employees	59,650	70,529
Others	263	248

Total	1,375,135	927,183

5.	Property, Plant and Equipment

Property, plant and equipment comprise:

	As of March 31,
	2012	2013
	US$	US$
Furniture and fixtures	497,334	473,115
Computer equipment and software	29,744,643	25,966,628
Office equipment	413,084	405,394
Vehicles	256,262	281,016
Leasehold improvements	677,932	646,925
Website development costs	2,553,410	3,452,526

Property, plant and equipment – at cost	34,142,665	31,225,604
Less: Accumulated depreciation and amortization	(27,875,525)	(26,344,562)

	6,267,140	4,881,042
Capital work-in-progress	1,131,941	899,130

Property, plant and equipment – net	7,399,081	5,780,172

In fiscal 2011, Company discontinued the use of certain software included in Website development costs and recorded an impairment charge of US$109,658 representing carrying amount.

In fiscals 2011, 2012 and 2013, the Company incurred depreciation and amortization expense of US$3,617,535, US$3,028,924 and US$3,249,417, respectively.

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

Acquisition related expense of US$73,125 has been recognized as general and administrative expenses in the statement of comprehensive loss. The Company settled Vubites’s employee stock options by cash consideration of US$140,468, of which an amount of US$103,946 representing the excess amount paid over the acquisition date fair value of these stock options has been immediately recognized as compensation cost in the statement of comprehensive loss. Additionally, an amount of US$140,468 was payable to Vubite’s employees which was contingent on these employees remaining in employment for period of 16 months from the acquisition date.

The results of operation of Vubites are included in the consolidated financial statements effective from November 26, 2010. Proforma financial information related to the acquisition has not been disclosed as the effect on the Company’s consolidated revenues and results of operations are not material.

7.	Investments

Investment, cost method

In August 2010, promissory notes of Runa Inc. with a carrying amount of US$1,300,000 were converted into equity shares upon exercise of conversion option by the Company resulting in an equity interest ownership in Runa Inc. of 10%.

During the fiscal year ended March 31, 2013, the Runa Inc. offered right issue to existing shareholder and the Company subscribed of US$104,987 to maintain the existing ownership.

Investments in equity interest

The Company’s investments in equity method investees interest were as follows:

Percent of ownership of equity shares
Tachyon Technology Private Limited (Impaired in fiscal 2009)	26%
Imere Technology Private Limited (up to October 8, 2012)	44%
Eterno Infotech Private Limited (Up to December 19, 2011)	43%
Bigslick Infotech Private Limited (Impaired in fiscal 2010)	37%

The following table presents financial information for equity method investees:

	As at March 31,
	2012	2013
	US$	US$
Current assets	207,456	—
Non-current assets	103,585	—
Current liabilities	58,435	—
Non-current liabilities	195,000	—

	For years ended March 31,
	2011	2012	For the period ended October 8, 2012
	US$	US$	US$
Revenues	480,045	362,280	320,005
Total costs	1,307,874	700,337	72,910
Profit (loss) from operations	(827,829)	(338,057)	247,095
Earnings (loss) attributable to Rediff*	(785,707)	(215,735)	84,310

*	Company’s share of profit (loss) of the equity method investee has been determined after giving effect to the subsequent amortization on account of fair value adjustments made for the identifiable intangible assets of the equity method investees as at the date of acquisition.

During the fiscal year ended March 31, 2011, the Company impaired its investment of US$543,220 in Tachyon Technology Private Limited after concluding that such investment was other than temporarily impaired due to uncertainties involved and fitment with long term strategy.

During the fiscal year ended March 31, 2012, the Company sold its investment in Eterno Infotech Private Limited for a consideration of US$937,866 and recorded a gain of US$749,897 under the heading “Gain on sale of equity method investee” in consolidated statement of comprehensive loss.

During the fiscal year ended March 31, 2013, the Company sold its investment in Imere Technology Private Limited for a consideration of US$1,452,944 and recorded a gain of US$1,292,168 and included as “Gain on sale of equity method investee” in consolidated statement of comprehensive loss.

8.	Goodwill

The Company’s goodwill is in respect of its acquisition of India Abroad. The goodwill has been allocated to the US Publishing business, reporting unit.

The changes in the carrying amount of goodwill for the fiscal years ended March 31, 2012 and 2013 were as follows:

	For the year ended March 31,
	2012			2013
	Gross	Accumulated impairment	Net	Gross	Accumulated impairment	Net
	US$	US$	US$	US$	US$	US$
As at beginning of the year	10,515,168	8,515,168	2,000,000	10,515,168	8,515,168	2,000,000
Impairment	—	—	—	—	2,000,000	2,000,000
As at end of the year	10,515,168	8,515,168	2,000,000	10,515,168	10,515,168	—

In fiscal year 2013, the Company recognised a goodwill impairment loss of US$2,000,000. The impairment was on account of the weakness in the publishing industry which resulted in reduction of the US publishing business’s projected operating results and estimated future cash flows. The Company used an income-based valuation approach to determine the fair value of the reporting unit by estimating the present value of future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates.

9.	Intangible assets, net

The following table summarizes the carrying amount of intangible assets comprise:

	As of March 31, 2012
	Gross carrying value	Accumulated amortization	Net carrying value
	US$	US$	US$
Customer contracts	14,547	6,465	8,082
Intellectual property	3,060,969	583,042	2,477,927

Total intangible assets, net	3,075,516	589,507	2,486,009

	As of March 31, 2013
	Gross carrying value	Accumulated amortization	Net carrying value
	US$	US$	US$
Customer contracts	13,684	10,642	3,042
Intellectual property	2,879,190	959,730	1,919,460

Total intangible assets, net	2,892,874	970,372	1,922,502

Customer contracts and intellectual property are amortized on a straight line basis over a period of three and seven years, respectively. The Company recognized amortization expense of intangible assets of US$168,863, US$470,845 and US$414,959 in fiscal 2011, 2012 and 2013 respectively. The aggregate estimated amortization expense for intangible assets for each of the five succeeding fiscal years is given in the table below:

Year ending March 31,	US$
2014	414,354
2015	411,313
2016	411,313
2017	411,313
2018	274,209

10.	Other non-current assets

Other non-current assets comprise:

	As of March 31,
	2012	2013
	US$	US$
Promissory notes *	1,100,000	—
Prepaid expenses	307,946	187,176
Rent deposits	699,223	825,055
Loans to employees	61,422	32,143

Total	2,168,591	1,044,374

*	The Company had subscribed to convertible promissory notes (referred to as the “notes”) issued by Examville.com LLC, for total cash consideration of US$1,100,000. These notes are convertible into equity shares of issuer of the notes at a conversion price that will be determined based on the issuance price of equity shares issued for future financing. If not converted during a specified period, as per the respective terms, notes shall be redeemed at par on maturity. During the year ended March 31, 2013, the Company recorded an other than temporary impairment loss of US$1,100,000 because the Company does not expect to recover the carrying amount.

11.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise:

	As of March 31,
	2012	2013
	US$	US$
Accounts payable	599,495	1,592,630
Accrued expenses	2,174,267	2,141,812
Taxes payable	184,575	217,460
Employee incentive payable	647,593	145,549
Other employee payables	715,985	1,290,289
Other current liabilities	56,186	65,968

Total	4,378,101	5,453,708

12.	Other non-current liabilities

Other non-current liabilities comprise:

	As of March 31,
	2012	2013
	US$	US$
Unearned revenues	345,224	217,021
Retirement benefits	409,261	479,799
Other liabilities	202,844	197,438

Total	957,329	894,258

13.	Shareholders’ equity

Treasury shares

During the fiscal year ended March 31, 2010 the Company formed Rediff.com India Limited Employee Trust (“Trust”). The Trust is controlled and administrated by senior employees of the Company. The Company is the primary beneficiary of the Trust and, accordingly has consolidated the Trust. The Trust acquired 1,015,000 shares for a consideration of US$4,426,605 and reserved these shares for benefit of Company’s employees and directors.

14.	Sales and marketing

Sales and marketing expense includes advertising cost of US$1,524,086, US$1,650,747 and US$92,135 for the fiscal years ended March 31, 2011, 2012 and 2013 respectively.

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

Advertising Revenues

During the fiscal year ended March 31, 2011, 2012 and 2013, the Company earned advertising revenues of US$721,974, US$ Nil and US$ Nil respectively, from Edelweiss Capital Services Ltd in which a director of Rediff is shareholder and director.

Product Development Expenses

During the fiscal years ended March 31, 2011, 2012 and 2013, the Company incurred product development expenses (including amount capitalized) of US$167,833, US$137,490, and US$95,395, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.

Trade account receivables write off

During the fiscal year ended March 31, 2013, the Company wrote off US$206,974 trade account receivables from Edelweiss Capital Services Ltd in which a director of Rediff is shareholder and director against the recorded allowance. The allowance for trade account receivables was recorded in the year ended March 31, 2012.

Investment

During the fiscal year ended March 31, 2013, the Company subscribed to rights issued by Runa Inc. and by means of the exercise of those rights purchased shares in Runa Inc. for US$104,987. A director of the Company is a shareholder and key member of the management personnel of Runa Inc.

Balances with related parties include:

	As of March 31,
	2012	2013
	US$	US$
Trade account receivable for advertising revenues (net of allowance of US$206,974 )	90,835	—

Accounts payable for product development expense	12,612	14,709

16.	Retirement Benefits

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

The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2011, 2012 and 2013. The measurement date used is March 31 of the relevant fiscal year.

	2011	2012	2013
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	349,624	434,594	446,146
Acquisition	7,874	—	—
Actuarial (gain) loss	(16,687)	(10,478)	14,941
Service cost	74,660	78,983	75,039
Interest cost	36,731	41,987	44,025
Benefits paid	(22,851)	(39,297)	(26,382)
Effect of exchange rate changes	5,243	(59,643)	(26,257)

Benefit obligation at the end of the year	434,594	446,146	527,512

Current – (included in other employee payable)	35,220	36,885	47,713
Non-current – (included in retirement benefits)	399,374	409,261	479,799

Accumulated benefit obligation was US$247,312 and US$290,852 as of March 31, 2012 and 2013 respectively.

Net gratuity cost for the years ended March 31, 2011, 2012 and 2013 comprise of the following:

	2011	2012	2013
	US$	US$	US$
Service cost	74,660	78,983	75,039
Interest cost	36,731	41,987	44,025
Recognized net actuarial (gain) loss	(16,687)	(10,478)	14,941

Net gratuity cost	94,704	110,492	134,005

The assumptions used in accounting for gratuity in the years ended March 31, 2011, 2012 and 2013 were as follows:

	2011	2012	2013
Discount rate	9.00%	9.24%	8.75%

Rate of increase in compensation	10% for first year and 7% thereafter	7.00%	7.00%

The following benefit payments, which reflect expected future services, as appropriate are expected to be paid

Year ending March 31,	US$
2014	47,713
2015	42,140
2016	52,234
2017	161,243
2018	65,913
2019-2023	446,148

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation as of March 31, 2013.

Provident Fund

Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$252,004, US$279,396 and US$259,684 for the years ended March 31, 2011, 2012 and 2013, respectively.

17.	Income Taxes

The components of income before income taxes and equity in net earnings of equity method investees are as follows:

	2011	2012	2013
	US$	US$	US$
– Domestic	(4,870,380)	(6,422,577)	(7,177,897)
– Foreign	(898,648)	(973,378)	(4,371,884)

Loss before income taxes and equity in net loss of equity method investee	(5,769,028)	(7,395,955)	(11,549,781)

Current income tax (benefit) expense	17,279	65,555	(33,248)

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in the statements of comprehensive loss is as follows:

	2011	2012	2013
	US$	US$	US$
Loss before income taxes and equity in net loss of equity method investee	(5,769,028)	(7,395,955)	(11,549,781)

Indian statutory income tax rate	33.218%	32.445%	32.445%

Expected income tax expense (benefit)	(1,916,356)	(2,399,618)	(3,747,327)

Tax effect of:–
Adjustments to reconcile expected income tax expense to reported income tax expense:

Employee stock-based compensation	185,741	298,428	245,313
Valuation allowance recognised during the year	1,805,725	2,337,757	3,060,830
Goodwill Impairment	—	—	648,900
Tax in foreign jurisdictions	(26,208)	(52,715)	(142,710)
Earnings (loss) of equity method investees	(260,996)	(69,995)	27,354
Others	229,373	(48,302)	(125,608)

Income tax (benefit) expense	17,279	65,555	(33,248)

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2012	2013
	US$	US$

Net operating loss carry forwards	4,659,466	7,062,788
Depreciation and amortization	4,052,339	4,358,969
Allowances for doubtful accounts receivables	1,091,749	343,500
Employee benefits	290,111	322,573
Minimum alternate tax credit	334,636	314,764
Loss of equity method investees	354,926	270,527

Gross deferred tax assets	10,783,227	12,673,121
Valuation allowance	(10,783,227)	(12,673,121)

Deferred tax assets	—	—

Deferred tax liability:
Intangible assets	244,429	185,982

Net Deferred tax liability	244,429	185,982

Movements in valuation allowance:

	As of March 31,
	2012	2013
	US$	US$
Balance as at beginning of the year	10,375,601	10,783,227
Valuation allowance recognised during the year	2,337,757	3,060,830
Expired net operating carry forward losses	(1,071,323)	(811,255)
Reduction on account of unrecognized tax benefit	4,036	5,010
Effect of currency translation	(862,844)	(364,691)

Balance as at end of the year	10,783,227	12,673,121

Rediff’s net operating loss carry forwards aggregating approximately US$7,676,956 as of March 31, 2013 will expire between April 2013 and March 2019.

As of March 31, 2013, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$3,033,000, which expire in years 2021 through 2031.

As of March 31, 2013, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$7,126,000 for federal income tax purposes, which expire in years 2020 through 2032.

Unabsorbed depreciation of US$14,237,632 can be indefinitely carried forward.

Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that a valuation allowance is required for each of the periods presented.

Recoverable taxes mainly consist of withholding tax on income from advertising services and interest income, which the Company claimed as refund.

A reconciliation of the beginning and ending amount of unrecognized tax benefits during the fiscal years ended March 31, 2012 and 2013 is as follows:

	2012	2013
	US$	US$
Unrecognized tax benefits balance at beginning of the year	32,442	21,224

Gross decrease for tax positions of prior years	(7,090)	(14,483)
Effect of currency translation	(4,128)	(1,260)

Unrecognized tax benefits balance at end of the year	21,224	5,481

The Company’s two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other foreign jurisdiction. In India, tax returns from fiscal year 2010 are subject to examination by the direct taxing authority. The assessments for fiscal year 2000 onwards are subject matters of appeals with the direct taxing authorities. The Company’s U.S. federal and state tax returns pertaining to fiscal year 2012 onwards remains subject to examination in accordance with the statute of limitation prescribed by the relevant authorities.

18.	Segments

The chief operating decision maker’s (Rediff’s Chairman and Managing Director) allocates resources to and assess the performance of the segments of the Company. The chief operating decision maker evaluates segment performance by results of the segment before operating expenses.

The Company has two operating segments, namely, the India Online business and the U.S. Publishing business.

(i)	India Online business primarily includes revenues from advertising and fee-based services. Advertising includes revenues mainly from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

(ii)	US Publishing business primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers, India Abroad and India in New York.

Following are the segment results and segment assets for the years ended March 31, 2011, 2012 and 2013.

	2011			2012			2013
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	13,817,053	3,548,083	17,365,136	12,517,461	3,462,646	15,980,107	8,485,560	2,872,638	11,358,198
Fee based services	4,125,556	304,771	4,430,327	3,705,761	256,398	3,962,159	4,041,904	258,602	4,300,506

Total revenues	17,942,609	3,852,854	21,795,463	16,223,222	3,719,044	19,942,266	12,527,464	3,131,240	15,658,704

Cost of revenues (excluding depreciation and amortization)	8,299,834	2,496,145	10,795,979	8,241,612	2,532,509	10,774,121	7,470,935	2,480,949	9,951,884

Segment Results	9,642,775	1,356,709	10,999,484	7,981,610	1,186,535	9,168,145	5,056,529	650,291	5,706,820

Segment Assets	57,334,942	4,702,523	62,037,465	44,457,954	4,583,912	49,041,866	35,577,371	820,713	36,398,084

Capital expenditures	4,034,753	11,303	4,046,056	5,375,763	33,786	5,409,549	2,105,552	2,315	2,107,867
Depreciation/amortization	3,776,809	9,589	3,786,398	3,490,725	9,044	3,499,769	3,651,816	12,560	3,664,376

The following is a reconciliation of the segment results to (loss) income before income taxes of the Company for the years ended March 31, 2011, 2012 and 2013.

	2011	2012	2013
	US$	US$	US$

Segment result	10,999,484	9,168,145	5,706,820
Operating expenses (including depreciation and amortization)	(19,695,625)	(20,005,598)	(19,571,322)
Other income, net	2,927,113	3,441,498	2,314,721

Net loss before income taxes and equity in net earnings (loss) of equity method investees	(5,769,028)	(7,395,955)	(11,549,781)

The following is a reconciliation of the segment assets to the total assets as at March 31, 2012 and 2013.

	As at March 31,
	2012	2013
	US$	US$
India Online business	44,457,954	35,577,371
US Publishing business	3,483,912	820,713

Total segment assets	47,941,866	36,398,084
Investments in equity method investees	81,473	—
Investment, at cost	1,300,000	1,404,987
Promissory note	1,100,000	—
Rediff.com India Employee trust	44,880	45,931

Total assets	50,468,219	37,849,002

Revenues are attributed to individual countries according to the location of the customers.

Revenues derived from customers are as follows:

	Years ended March 31,
	2011	2012	2013
	US$	US$	US$
United States and Canada	3,628,056	3,382,387	3,030,249
India	17,615,686	16,078,008	12,241,845
Rest of the world	551,721	481,871	386,610

Total revenues	21,795,463	19,942,266	15,658,704

No single customer accounted for 10 percent or more of the total revenues for the years ended March 31, 2011, 2012 and 2013.

Long-lived assets by location are as follows:

	As of March 31,
	2012	2013
	US$	US$
United States and Canada	2,055,307	45,063
India	9,829,783	7,657,611

Total	11,885,090	7,702,674

19.	Concentration of credit risk

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

The Company performs ongoing evaluations to determine customer credit limit, but no collateral is required. In 2012 and 2013, approximately 88% and 85% of our accounts receivable were derived from revenues earned from customers located in India. The majority of the customers outside India are located in the United States.

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

A summary of option activity under the 2002 ESOP plan as of March 31, 2013, and changes during the year then ended is presented below:

Options	Number of Options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2012	17,750	16.61
Expired	1,250	2.28

Outstanding as at March 31, 2013	16,500	17.69	5.6	—

Exercisable as at March 31, 2013	8,625	13.70	3.2	—

The total grant date fair value of stock options vested during the year ended March 31, 2013 was US$78,645. There were no vesting during the year ended March 31, 2011 and 2012.

The weighted average grant date fair value of options granted during the year ended March 31, 2012 was US$14.98. There were no options granted during the years ended March 31, 2011 and 2013. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$912,558. There were no options exercised during the years ended March 31, 2011 and 2013.

Cash received from option exercises under the 2002 Stock Option Plan for the year ended March 31, 2012 was US$243,234.

As of March 31, 2013, there was US$55,208 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 2.3 years. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

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

A summary of option activity under the 2004 ESOP plan as of March 31, 2013, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2012	135,487	11.40
Forfeited	375	5.16

Outstanding as at March 31, 2013	135,112	11.41	3.6	19,600

Exercisable as at March 31, 2013	117,237	12.37	3.2	12,450

The total grant date fair value of stock options vested during the year ended March 31, 2011, 2012 and 2013 was US$146,602, US$705,890 and US$108,481, respectively.

There were no options granted during the years ended March 31, 2011, 2012 and 2013. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$1,230,857. There were no options exercised during the years ended March 31, 2011 and 2013.

Cash received from option exercises under the 2004 Stock Option Plan for the year ended March 31, 2012 was US$912,310.

As of March 31, 2013, there was US$14,131 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 0.3 year. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

2006 Stock Option Plan

The 2006 Stock Option Plan (“2006 ESOP”) consists of two plans, namely the ADR Linked Employee Stock Option Plan-2006 and Employee Stock Option Plan-2006 which is linked to the shares of the Company. These plans were adopted and approved by the Compensation committee on June 20, 2006 in accordance with the approval granted by shareholders on March 31, 2006. Unless terminated sooner, the grant under this plan will terminate automatically after expiry of 10 years from the date of issue of such grant. A total of 670,000 equity shares were approved for issuance under both the plans.

Under the terms of the 2006 plans, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 20% - 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one equity share / ADS depending on the plan to which the option relates at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price for the ADR Linked Employee Stock Option Plan-2006 is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value of ADS and no less than 50% of the fair market value of ADS on the date of the grant. The exercise price for the Employee Stock Option Plan-2006 is also determined by the board (or a committee or a sub-committee of the board) and shall not be less than the face value of equity shares.

A summary of option activity under the 2006 ESOP plan as of March 31, 2013, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2012	516,438	8.48
Forfeited	10,625	5.26

Outstanding as at March 31, 2013	505,813	8.50	5.9	1,132,420

Exercisable as at March 31, 2013	363,563	9.80	5.3	793,030

The total grant date fair value of stock options vested during the year ended March 31, 2011, 2012 and 2013 was US$740,930, US$873,798 and US$1,542,072 respectively.

The weighted-average grant-date fair value of options granted during the year ended March 31, 2011, 2012 and 2013 was US$15.37, US$12.86 and US$ Nil for each option, respectively. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$670,998. There were no stock options exercised during the years ended March 31, 2011 and 2013.

Cash received from option exercises under the 2006 Stock Option Plan for the year ended March 31, 2012 was US$209,133.

As of March 31, 2013, there was US$903,962 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.0 years. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

There was no grant during the year ended March 31, 2013. The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2011	2012	2013
Dividend yield	0%	0%	—
Expected term	5.5 – 7 years	5.5 – 7 years	—
Risk free interest rates	2.04% – 2.77%	1.23% – 2.84%	—
Expected volatility	75.88% – 77.61%	78.36% – 81.98%	—

Expected volatilities are based on the historical volatility of the Company’s stock. The expected term of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Total stock-based compensation cost recognized under the various employee stock option plans were US$559,157, US$787,874 and US$756,090 for the year ended March 31, 2011, 2012 and 2013 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2011	2012	2013
	US$	US$	US$
Cost of revenues	78,559	60,224	50,151
Sales and marketing	161,506	138,930	122,316
Product development	187,378	385,737	321,473
General and administrative	131,714	202,983	262,150

21.	Earnings (loss) per share and ADS

For the years ended March 31, 2011, 2012 and 2013, the following table sets forth the computation of basic and diluted earnings per share and ADS:

		Year ended March 31,
		2011		2012		2013
Net loss		US$	(6,572,014)	US$	(7,677,245)	US$	(11,432,223)
Weighted average equity shares for basic and diluted earnings (loss) per share			13,783,033		13,758,635		13,795,178
Earnings /(loss) per share	– basic		(0.477)		(0.558)		(0.828)
	– diluted		(0.477)		(0.558)		(0.828)
Earnings / (loss) per ADS	– basic		(0.238)		(0.279)		(0.414)
	– diluted		(0.238)		(0.279)		(0.414)

Potentially dilutive shares relating to outstanding employee stock option aggregating 255,080, 324,027 and 140,247 as at March 31, 2011, 2012 and 2013, respectively have been excluded from the computation of diluted earnings per share for these periods as their effect was anti-dilutive.

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

23.	Allowance for doubtful trade accounts receivables

Description	Balance at Beginning of Period	Expense / Reversal	Bad debts written off	Effect of exchange rate changes	Balance at end of period
	US$	US$	US$	US$	US$
Fiscal 2013	3,200,434	(48,580)	(2,106,011)	(169,543)	876,300
Fiscal 2012	4,022,664	37,700	(423,245)	(436,685)	3,200,434
Fiscal 2011	4,128,829	(144,263)	—	38,098	4,022,664

24.	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximate their fair values due to the short- term nature of these instruments.

As discussed in Note 8, the Company’s US publishing business reporting unit has been measured at fair value of US$6.35 million on a non-recurring basis, using level 3 — unobservable inputs, for annual goodwill impairment test. Accordingly, the Company has recorded an impairment charge of US$2,000,000 on December 31, 2012.

Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair values are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of March 31, 2013. The estimated fair value amounts as of March 31, 2013 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

25.	Commitments and contingencies

As of March 31, 2013, the Company has commitment for purchase of computer equipment and cost to develop internal use software aggregating US$675,458.

Commitment relating to operating leases is as below:

The Company leases office premises and residential apartments for employees under various operating leases. Certain of these arrangements have free or escalating rent payment provisions. The Company recognized rent expense under such arrangements on a straight-line basis. Operating lease expense that has been included in the determination of the net income is as follows:

	Years ended March 31,
	2011	2012	2013
	US$	US$	US$
Office premises	707,772	778,364	726,893
Residential apartments for employees	128,956	102,725	104,557

Total operating lease expense	836,728	881,089	831,450

The minimum annual lease commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

For the year ending March 31,	US$
2014	350,284
2015	217,794
2016	224,328
2017	231,058
2018	278,742

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

Actions Relating to Patent Infringement

In March, 2009 a complaint was filed against Rediff and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of Mobile phones with plurality of SIM cards sold through Rediff’s Shopping website. S. Ramkumar is seeking permanent injunction restraining the defendants, including Rediff, from infringing upon his patent with respect to the Mobile phones with plurality of SIM cards allocated to different communication networks, by manufacturing, marketing, selling and distributing mobile phones having simultaneous use of more than one SIM thereby infringing his products and patented process. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$20,000). Rediff has already filed its response to the court based on the following defenses: (a) it is the vendors, and not Rediff, that sells shopping products on its website and that it has not infringed on any of Ramkumar’s intellectual property rights; (b) Rediff’s Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and it is not involved in the sale or purchase of the goods/products listed on its website; and (c) vendors are required to comply with the terms and conditions Rediff imposes on vendors using Rediff Shopping, which include providing Rediff with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. The case is likely to be taken up for arguments sometime in the future. Though Rediff is arrayed as a defendant, S. Ramkumar’s main grievance is only against the other defendants who are manufacturing, selling and distributing multiple SIM cards in alleged violation of the patent in favor of the S. Ramkumar. However, given the nature of the suit and pleadings there would not be any substantial monetary claim on the Company.

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

Date: August 15, 2013

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Swasti Bhowmick
	Name:	Swasti Bhowmick
	Title:	Chief Financial Officer (Principal Financial Officer)

Date: August 15, 2013