Form 20-F/A
period 2013-03-31
REDIFF COM INDIA LTD
filed 2013-08-30
CIK 1103783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended March 31, 2013, which was originally filed with the Securities and Exchange Commission on August 15, 2013, is being filed solely for purposes of

(i)	furnishing Interactive Data File disclosure as Exhibit 101 in “Item 19. Exhibits” in accordance with Rule 405 of Regulation S-T; and

(ii)	in “Item 18. Financial Statements”, correcting errors in two financial figures in the bottom table on page F-23 (specifically, correcting 2012 US Publishing Business Segment Assets from US$4,583,912 to US$3,483,912 (which is US$1.1 million less) and correcting 2012 Total Segment Assets correspondingly from US$49,041,866 to US$47,941,866).

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F, or reflect any events that have occurred after the filing of the Form 20–F.

ITEM 19.	EXHIBITS

The exhibits contained in our Form 20-F are hereby amended solely in order to insert Exhibit 101.

Exhibit Number	Description

101#*	Financial information from the Registrant’s Annual Report on Form 20-F for the period ended March 31, 2013, filed with the SEC on August 15, 2013, formatted in eXtensible Business Reporting Language (XBRL):

	(i)	Consolidated Balance Sheets as of March 31, 2012 and 2013

	(ii)	Consolidated Statements of Comprehensive loss for each of the years ended March 31, 2011, 2012 and 2013

	(iii)	Consolidated Statements of Shareholders’ Equity for each of the years ended March 31, 2011, 2012 and 2013

	(iv)	Consolidated Statements of Cash Flows for each of the years ended March 31, 2011, 2012 and 2013

	(v)	Notes to Consolidated Financial Statements

#	Submitted electronically herewith.
*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A No.1 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Ajit Balakrishnan
	Name:	Ajit Balakrishnan
	Title:	Chairman and Managing Director (Principal Executive Officer)

By:	/s/ Swasti Bhowmick
	Name:	Swasti Bhowmick
	Title:	Chief Financial Officer (Principal Financial Officer)

Date: August 30, 2013

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

The Company has two operating segments, namely, the India Online business and the U.S. Publishing business.

(i)	India Online business primarily includes revenues from advertising and fee-based services. Advertising includes revenues mainly from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

(ii)	US Publishing business primarily includes revenues from the Rediff India Abroad website and revenues from the print newspapers, India Abroad and India in New York.

Following are the segment results and segment assets for the years ended March 31, 2011, 2012 and 2013.

	2011			2012			2013
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	13,817,053	3,548,083	17,365,136	12,517,461	3,462,646	15,980,107	8,485,560	2,872,638	11,358,198
Fee based services	4,125,556	304,771	4,430,327	3,705,761	256,398	3,962,159	4,041,904	258,602	4,300,506

Total revenues	17,942,609	3,852,854	21,795,463	16,223,222	3,719,044	19,942,266	12,527,464	3,131,240	15,658,704

Cost of revenues (excluding depreciation and amortization)	8,299,834	2,496,145	10,795,979	8,241,612	2,532,509	10,774,121	7,470,935	2,480,949	9,951,884

Segment Results	9,642,775	1,356,709	10,999,484	7,981,610	1,186,535	9,168,145	5,056,529	650,291	5,706,820

Segment Assets	57,334,942	4,702,523	62,037,465	44,457,954	3,483,912	47,941,866	35,577,371	820,713	36,398,084

Capital expenditures	4,034,753	11,303	4,046,056	5,375,763	33,786	5,409,549	2,105,552	2,315	2,107,867
Depreciation/amortization	3,776,809	9,589	3,786,398	3,490,725	9,044	3,499,769	3,651,816	12,560	3,664,376

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