Form 20-F
period 2014-03-31
REDIFF COM INDIA LTD
filed 2014-08-15
CIK 1103783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2014

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

Swasti Bhowmick

Tel No - +91-22-6182-0000 ext 390 Facsimile - +91-22- 2445-5346

(Name, telephone, e-mail and/or facsimile number of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each represented by one-half of one equity share, par value ₹5 per share	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,795,178 Equity Shares.

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

See the Report of Independent Registered Public Accounting Firm and the U.S. GAAP consolidated financial statements and notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2012, 2013 and 2014 and the related three-year period ended March 31, 2014. See also “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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

See the Report of Independent Registered Public Accounting Firm and the U.S. GAAP consolidated financial statements and notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2012, 2013 and 2014 and the related three-year period ended March 31, 2014.

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

In this annual report, references to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “ ₹” or “Rs” or “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. Our financial statements are prepared in Indian Rupees and presented in U.S. dollars except for the financial statements of our U.S. subsidiaries which are prepared and presented in U.S. dollars. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). References to a particular “fiscal” or “financial” year are to Rediff’s fiscal year ended March 31 of such year.

Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and except for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the exchange rates published by The Reserve Bank of India, as at the close of March 31, 2014 which was ₹60.10 to US$1.00. The translation from Indian Rupees to U.S. dollars of the information derived from our financial statements included in this annual report are based on daily rates published by the Reserve Bank of India.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, the slowdown in Indian economy and in the sectors in which our clients are based, general economic and political conditions in India and the United States, acceptance of new products and services, the development of broadband Internet and 3G networks in India, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices, the level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion of factors that could cause actual results to differ, see the discussions under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this annual report. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”). We undertake no obligation to update or revise this annual report in order to amend its forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on rates published by the Reserve Bank of India:

Fiscal Year Ended March 31,	Period End	Average (1)(2)	High	Low
	₹	₹	₹	₹

2010	45.14	47.36	50.53	44.94
2011	44.65	45.57	47.57	44.03
2012	51.16	48.11	54.23	43.95
2013	54.39	54.53	57.22	50.56
2014	60.10	60.94	68.36	53.74

Notes:

(1)	The average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	The column titled “Average” represents the average of the closing rate as at the last day of each month during the period.

The following table sets forth the high and low exchange rates for the previous six months and are based on daily closing rates published by the Reserve Bank of India:

Month	High	Low
	₹	₹
February 2014	62.69	61.94
March 2014	61.90	60.10
April 2014	61.12	59.65
May 2014	60.23	58.43
June 2014	60.37	59.06
July 2014	60.33	59.72

On August 12, 2014, the closing exchange rate in India was ₹61.18 to US$1.00

SELECTED CONSOLIDATED FINANCIAL DATA

Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2013 and 2014, and the selected statement of comprehensive loss data for the fiscal years ended March 31 2012, 2013 and 2014, have been derived from our audited consolidated financial statements presented elsewhere in this annual report. The selected balance sheet data set forth below as of March 31, 2010, 2011 and 2012 and the selected statement of comprehensive loss data for the fiscal years ended March 31, 2010 and 2011 are derived from U.S. GAAP financial statements which are not included in this annual report. (See note 1 below)

	Fiscal Years Ended March 31,
	2010		2011		2012		2013		2014
	(in US$ thousands, except per share data)
Statement of Comprehensive Loss:
Revenues		18,843		21,795		19,942		15,659		16,121
Cost of revenues		10,115		10,796		10,774		9,952		10,413
Operating expenses		20,302		19,696		20,006		19,571		18,048
Net loss		(8,028)		(6,572)		(7,677)		(11,432)		(7,471)
Earnings (loss) per Equity Share – basic	US$	(0.552)	US$	(0.477)	US$	(0.558)	US$	(0.828)	US$	(0.542)
Earnings (loss) per Equity Share – diluted	US$	(0.552)	US$	(0.477)	US$	(0.558)	US$	(0.828)	US$	(0.542)
Weighted average number of equity shares
- Basic		14,563,197		13,783,033		13,758,635		13,795,178		13,795,178
- Diluted		14,563,197		13,783,033		13,758,635		13,795,178		13,795,178

	As of March 31,
	2010	2011	2012	2013	2014
	(in US$ thousands)
Balance Sheet Data:
Current assets	52,244	45,804	32,073	24,718	21,274
Current liabilities	8,161	8,773	6,530	6,963	6,556
Total assets	69,541	63,940	50,468	37,849	27,454
Total liabilities	8,935	9,838	7,732	8,043	7,495
Total shareholders’ equity	60,606	54,102	42,736	29,806	19,959

Notes:

1.	The selected consolidated financial data set forth above should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those statements included elsewhere in this annual report.

2.	The company has established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares. These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

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

Risks Related to our Business

We face significant competition in the India market for users, advertisers, publishers and distributors, principally from Google, Yahoo, Facebook, Microsoft and AOL and also from other traditional media companies and a host of other smaller competitors.

We face significant competition from Google, Yahoo, Facebook, Microsoft and AOL among other companies, each offering an integrated variety of Internet products, advertising services, technologies, online services and content in a manner similar to us.

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

We may also face competition from companies engaged in procuring advertisement from advertisers who want to reach out to a niche customer segment by choosing to advertise in a particular city or specific area within a city and cannot afford to advertise on television channels. Some of our existing competitors (like Amagi) and possible additional entrants may have greater brand recognition for certain products and services and greater operational, strategic, technological, financial, personnel, or other resources than we do.

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

We face strong competition in our marketplace e-commerce business.

We have significant competition in the India market for e-commerce business from Snapdeal, Flipkart, Amazon and Ebay. Some of our current and potential competitors have greater resources, longer histories, more customers, and/or greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing, and devote more resources to technology, infrastructure, fulfillment, and marketing.

Competition may intensify as our competitors enter into business combinations or alliances and established companies in other market segments expand to become competitive with our marketplace e-commerce business. In addition, new and enhanced technologies, including search, web and infrastructure computing services, digital content and electronic devices, may increase our competition. The Internet facilitates competitive entry and comparison shopping, and increased competition may reduce our sales and profits.

We could be liable for fraudulent or unlawful activities of sellers in our marketplace e-commerce business.

Under our seller programs, we may be unable to prevent sellers from collecting payments, fraudulently or otherwise, if buyers do not receive the products they ordered or if the products received are materially different from the sellers’ descriptions. Under our Rediff Assurance, we reimburse buyers for payments in these situations, and as our marketplace seller sales grow, the cost of this program will increase and could negatively affect our operating results. We also may be unable to prevent sellers on our sites or through other seller sites from selling unlawful goods, selling goods in an unlawful manner, or violating the proprietary rights of others, and could face civil or criminal liability for unlawful activities by such sellers.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift cards, direct debit from a customer’s bank account, consumer invoicing, physical bank check, and payment upon delivery. For existing and future payment options we offer to our customers, we may become subject to additional regulations, compliance requirements, and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected. We also offer co-branded credit card programs, which could adversely affect our operating results if terminated.

Our marketplace supplier relationships subject us to risks.

We have large number of marketplace suppliers that are important to our ongoing servicing of merchandise. We do not have long-term arrangements with most of our suppliers to guarantee availability of merchandise, components, or services, particular payment terms, or the extension of credit limits. If our current suppliers were to stop selling merchandise, components, or services to us on acceptable terms, or delay delivery, including as a result of one or more supplier bankruptcies due to poor economic conditions, as a result of natural disasters, or for other reasons, we may be unable to procure alternatives from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

If we fail to optimize revenues through effective splicing in our local TV advertising business, we will continue to have negative gross margin.

The success of our local TV advertizing business is dependent on effective splicing of advertising between national broadcasting and local (city specific) advertising. Effective splicing is the key factor to generate more revenues to recover broadcaster’s cost and other direct costs. If we fail to effectively splice between national and local broadcasting, then our gross margins from these business will continue to be negative and result in higher operating losses.

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

Our business could be disrupted if our investment in new products, services, technologies and new business strategy is not successful. Our current plans for growth depend in significant part on the further development of broadband internet and 3G and 4G networks in India.

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

In other developing Asian markets such as South Korea and Malaysia, an increase in broadband penetration rates led to rapid growth in the number of online subscribers. Currently, broadband penetration rates in India are very low compared to other developing countries. According to the Telecom Regulatory Authority of India (the “TRAI”), India had an estimated broadband subscriber base of 61.74 million as of April 2014 of which 46.42 million were mobile users. Several industry and government agencies believe that India could be a hotbed for broadband growth in future years based on the population and country demographics. However, if the broadband and telecom industry in India fails to register significant growth, our potential growth may also be affected.

If we are unable to develop new services or enhance existing services in anticipation of our users’ needs, our users’ level of engagement with our services may decline and our business could suffer as a result.

Our success is dependent, in part, on our ability to anticipate customers’ needs in advance and develop new services or enhance the existing services to fulfill those needs, on a cost-effective and timely basis. For example, some time ago, we formally launched “Rediff Realtime News Search” an innovative news search engine which delivers fresh and recent news from India and the world and also predicts user search terms and returns results within milliseconds of a query being made. We also re-launched “Rediffmail PRO” a web solutions for professionals. The development and implementation of such services and any new services including the enhancement of existing service(s), entails significant technical and business risks. There can be no assurance that we will successfully implement new services or that any of our new products or services will be accepted by our users.

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

The ongoing global slowdown, especially in India, could continue to negatively impact revenues from some of our key customers and thus, negatively impact our business.

We are dependent on the health of the Indian and U.S. economies. A continued slowdown in Indian economy, an overall reduction in consumer and business spending, or future difficulties experienced in either country could have a material adverse impact on our business and our prospects.

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

Further, a future slowdown in the Indian economy may make it difficult for us to raise money in the equity and debt markets on terms favorable to us or at all, if we choose to conduct capital raises in accordance with our business plan and future growth opportunities, which may have an adverse effect on our financial condition and operating results.

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

We may be required to record a significant charge to earnings if our intangible assets and long-lived assets become impaired.

We are required under Generally Accepted Accounting Principles (GAAP) to review our intangible assets and long-lived assets for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of intangible assets and long-lived assets include significant adverse changes in the business climate and declines in the financial condition of our business. Our online businesses in India has been facing pressures on account of the economic slowdown and increasing competition for online revenues. As on March 31, 2014 we recorded an impairment charge of US$1,550,991 on the acquired intellectual property and related property, plant and equipment (long lived assets) pertaining to our TV advertising business. We may be required in the future to record additional significant charges to earnings if a portion of our long-lived assets become impaired. Any such charge would adversely impact our results of operations.

We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability, which may impact our balance sheet and thus, the successful implementation of our growth plan.

We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2014, we had an accumulated deficit of approximately US$95.2 million. We incurred a net loss of US$7.5 million for the fiscal year ended March 31, 2014. We may in the future incur additional net losses and negative operating cash flows which could have a material adverse impact on our balance sheet and lead to the need for additional capital to implement our growth strategy.

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

Increasing consumer resistance to online advertising may result in loss of revenues.

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

We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2014, our top ten advertisers in India accounted for approximately 22% of our India Online advertising revenues and 7% of our India Online receivables. For the same period, for our U.S. publishing business, our top ten advertisers contributed approximately 37% of total U.S. publishing revenues. Any failure to meet advertiser expectations could result in the cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

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

A significant portion of our assets is held in the form of cash and cash equivalents. We maintain a majority of such cash and cash equivalents in Indian Rupees with banks in India. In case one or more of these banks collapses due to financial crisis, or any futures ones, we may lose a substantial portion of our cash and cash equivalents. This could have a material adverse effect on our business, results of operations and financial condition.

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

As of March 31, 2014 our six largest shareholders beneficially owned an aggregate of approximately 63% of our Equity Shares.

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

At this time many of the provisions relating to corporate governance under new Companies Act 2013 are not applicable to us. However, if our paid up capital increases to Rs. 100 mn all of these provision will be applicable to us. This could result in higher costs of compliance.

In connection with this annual report, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2014 and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal controls over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified opinion could harm our reputation and the price of our equity shares and ADSs. Our efforts to comply with laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Further, if we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

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

In the event that the Government of India changes its tax policies in a manner that is adverse to us, our tax expense may materially increase.

In the Finance Act, 2012, the Government of India introduced a new service tax based on a negative list of services. Consequently, all services have become taxable, except specifically exempted services. The rate of service tax has been increased from 10% to 12%. Pursuant to the law, our digital advertising service has designated as non-taxable service, and hence, service tax paid on input services taken for this service are not eligible for Service Tax Cenvat Credit. This has resulted in an increase in the cost of input services, which could adversely affect our results of operations. However, in Union Budget 2014 government of India our digital advertising service again designated as taxable service.

 The Finance Act, 2012 has also made certain retrospective amendments effective June 1, 1976, such as broadening the term “royalty”. Any retrospective tax amendments may adversely affect our financial condition and results of operations.

The Finance Act, 2013 has increased the tax withholding rate from 10% to 25% in respect of the payment to be made to non-residents towards "Royalty" and / or "Fees for Technical Services". However, an option to follow a rate prescribed under the applicable Double Taxation Avoidance Agreement has been given subject to comply of prescribed conditions and documentation. As we procure various software licenses and technical services from non-residents in course of delivering our products and services, as a result of the increase in the withholding rate, the cost of purchasing of such software and services may increase and adversely affect our results of operations.

We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.

 We are required to comply with various transfer pricing regulations in India. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins.

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

Our management has broad discretion with respect to the use of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2014, we held approximately US$17 million as cash and cash equivalents and short term deposits with banks on which we are earning interest.

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

Under the Indian Companies Act, 1956, as amended (the “2013 Companies Act”), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company’s equity shares which are voted on the resolution. U.S. owners of ADSs may not be able to exercise preemptive rights for Equity Shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the owners of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of such future issuance, the new securities may be issued to our Depositary, which, if there is a trading market for such new securities which may not be the case, may sell the securities for the benefit of the owners of our ADSs. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that owners of ADSs are unable to exercise preemptive rights granted in respect of the Equity Shares represented by their ADSs, their proportional interests in our Company would be reduced.

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

We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ended March 31, 2014 . However, there is no guarantee that the Internal Revenue Service will agree with our determination. Moreover, it is uncertain whether we will be classified as a PFIC for any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. We currently maintain a significant amount of passive assets, including cash, which contributes significantly to the risk that we may be or become classified as a PFIC. If we do not spend substantial amounts of our liquid assets for business development purposes or if our market capitalization does not substantially increase, we may also be classified as a PFIC for one or more future taxable years. If we are or become classified as a PFIC, United States investors holding our ADSs or our Equity Shares may be subject to penalizing tax and interest charge rules on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such distributions are treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares.

The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2014, we had an aggregate of 13,795,178 Equity Shares outstanding. Of the outstanding Equity Shares, 9,295,956 ADSs, representing 4,647,978 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

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

We are a leading news media and online marketplace in India, focusing on providing world-class online business and consumer offerings both in India and to the global Indian community. Our websites in India and North America consist of various communication services, such as consumer and enterprise email, web hosting and search, real-time news and information channels, which consist of our own editorial content, as well as fresh and recent news sourced from over 30,000 news sites from India and the world. Through Rediff.com, we provide new and innovative community features including a social networking platform, photo/video and music sharing capabilities, and a robust and expanding e-commerce marketplace.

Our web hosting and business email service is available to all India internet users under the Rediffmail and Rediffmail Pro brands, and provides an affordable and easy-to-use way to set up and own domain name e-mail services, and manage them through both the desktop and virtually all mobile devices and platforms.

Our e-commerce marketplace provides consumers throughout India with national and localized products and services across a wide variety of vertical markets, including apparel and accessories, electronics, home décor and furnishings, mobile phones and accessories, automobiles, toys, games, books and a host of other sough after categories.

Through Vubites, we also provide local TV advertising tools, applications and services to small, medium and large corporate enterprises, which expands our reach throughout India and offers a new and innovative medium for businesses to reach target consumers.

Our new data analytics platform, under the Rediff Labs component of our website, complements our news media offerings and provides users, whether on their PC or mobile devices with new search and analytics tools that combine domain knowledge and big data simultaneously to analyze and predict various business issues and outcomes, whether it be for cricket, elections, advertising sales and trends, e-commerce and news analysis.

In addition to our online services, we publish two weekly newspapers, “India Abroad” and “India in New York”, both of which are targeted at the Indian-American community in the United States and Canada and which complements our online news media offerings.

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

The growth of the user base for Internet, mobile phones and related devices is dependent on Indian government policies that facilitate a competitive and financially healthy telecom industry and stimulate broadband Internet investments by telecom companies. During the last few years, the Government of India has taken a number of steps in this direction, opening most sectors of the telecom industry to the private sector and foreign capital, establishing independent regulatory authorities and reducing taxes (mainly indirect taxes) on personal computers and smart phones. Active mobile user base in India stood at 791 million as of April 30, 2014 (source: TRAI). We expect that the growth of the Internet market in India will be driven by an increase in broadband subscribers. The number of such subscribers stood at 61.74 million as of April 2014, of which 46.42 million are mobile device users (mobile + dongle) (source: TRAI).

The growth of our international business, particularly our North American operations, is dependent on our ability to launch new services that appeal to our worldwide user base, which consists principally of Indians living outside India, and potential new users of our service, as well as revenue growth from our weekly newspapers, India Abroad and India in New York.

Our overall growth is also dependent on general economic conditions in all our markets, particularly India and the United States, and on the pace of economic expansion in India and other emerging markets where we do business. We believe we are positioned for growth given the new services introduced and planned for over the coming years, We believe much of our near-term growth will be driven by our expanding e-commerce services and longer-term, complemented by growth in our local TV advertising business through Vubites. We have focused on growing in our markets by simplifying the user experience and making our site more informative, user-friendly and geared to transactions on both desktops and the rapidly expanding use of mobile devices throughout India.

Our Opportunities

In India, Internet access and usage through PCs, smart phones and related devices is still at an early stage of development and adoption. Given the demographics in India and market dynamics, principally driven by both the Government of India and private sector investments in the Indian market, we believe that over time there will be growth in demand for the services provided by our Company. We believe our opportunities are driven by the following factors, among others:

•	We are an early entrant in the Indian Internet market and our brand continues to be recognized and trusted by Indian Internet users. We were the first company in India to introduce an e-commerce platform and related services and through the expansion of our service offering, have retained a loyal user base following, with opportunities for expansion;

•	We offer services based on contemporary technology, thus making them easy to use and accessible through PCs, smart phones and tablet-based devices that have Internet capabilities. We have invested over the years in our news media and e-commerce platforms to ensure our services are readily available and easy to use across virtually all operating systems, mobile devices and communications platforms;

•	We are one of the few news media and online marketplace companies in India offering comprehensive website services, including but not limited to free e-mail, a paid-mail service for SME businesses and large enterprises, Internet-enabled local TV advertising, Rediff Realtime News, social media platforms, videos, and online shopping, among others;

•	We expect the growth of e-commerce in India to be fueled by anticipated improvements in broadband access, online payment infrastructure and distribution and fulfillment facilities, an increase in credit and debit card penetration rates, and the development of alternative payment mechanisms for online purchases, such as cash on delivery; and

•	We expect the growth in Internet access in India through PCs, smart phones and other mobile devices such as tablets to be further fueled by the recent issuance of 3G licenses in India and the expected roll out of both 3G and 4G services; and

We believe we have opportunities to expand and create new revenue streams through both our new data analytics platform and through our local TV advertising service, Vubites, the latter of which offers a new, innovative and cost-friendly medium for small, medium and large enterprises to advertise locally and reach their targeted demographic.

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

Our Strategy

We are focused on providing a full range of culturally relevant online products and services to Indians living in India and other parts of the world. We intend to continue this strategy, and may from time to time introduce new products and services or make strategic investments in related areas to further increase our brand name recognition and our user base to improve our operating and financial performance. The products and services we currently offer include:

•	Online advertising services on our Rediff.com website, revenues from which currently account for a significant portion of our India online business. These include banner advertising, performance-based advertising, e-mail and text link campaigns, the sponsorship of online events and rich media ad formats. Our target client base for advertising and sponsorships includes global companies doing business in India, domestic corporations and small and medium sized enterprises. In addition to online advertising services, in November 2010, we acquired Vubites India Private Limited (“Vubites”), a company which helps small and local businesses advertise on national TV channels within their cities to reach their target audiences. Vubites provides us with another revenue stream and a differentiated service offering that we believe, will help us grow our business with small, medium and large corporate enterprises, and over time, change the way TV advertising is conducted on both national and local levels.

•	Community and social networking platforms, which connect people through an online network. Our social networking initiatives are centered around the availability of individualized “MyPage web pages” for each user of our service. Our other community products and platforms include Get Ahead, Q&A and Rediff Blogs. We believe our videoplatform, iShare, holds significant brand recognition throughout India and that our position in this market, as evidenced by our user base, makes Rediff a recognized service provider in this category. We continue to enhance our product and service offerings, while providing easy to use and innovative search features that differentiate our offering vis-à-vis the competition.

•	News and information services, including breaking news, our money channel Moneywiz, message boards for users to post their opinions, a facility for users to personalize news to suit their interests, and periodic newsletters distributed to users via e-mail. Our news and information channels cover politics, business, entertainment and sports, among other categories of interest. Last year, we introduced Rediff Realtime News, a content aggregation tool, which collates India-related content from over 30,000 news sources. The search engine that powers this service delivers fresh and recent news from India and the world, predicts user search terms and returns results within milliseconds of a query being made. The service provides an instant search experience and epitomizes the concept of “real-time”, producing search results “as you type” and “as the news happens”. Additionally, we have expanded our services to incorporate our patent protected data algorithms and related features, which are centered around predictive analysis and can be used to track and analyze real-time news events, such as sports, entertainment and politics, and can also be used to enhance user shopping experiences.

•	Free e-mail communication services, of which we are a leading provider in India. In India today, the growth of free webmail is being slowed by increased usage of social network-based and mobile phone SMS-based messaging. However, the use of paid enterprise e-mail services is gaining traction with most, if not all, businesses in our target markets, which deem it necessary to have e-mail addresses based on their own respective domains. Such mail services for enterprises require specialized administration facilities as well as mobile phone-based access to e-mail. Rediff has long been one of the leading providers in India in both free webmail and the paid enterprise mail business. To address growth in the paid e-mail segment, we recently re-tooled our product offerings under the brand “RediffmailPro”, which offers an affordable and easy-to-use way to set up an own-domain-name e-mail service accessible on the web and on mobile devices, plus a web presence. With this offering, we intend to address the approximately 30 million micro, small and medium-sized enterprises that the Ministry of Medium and Small Enterprises estimates to exist in India. We are also working to enhance features of our enterprise email service, incorporating more social media features while ensuring our offering can be easily integrated with other email providers and services used by corporations. This new approach, we believe, will open up new opportunities for our Company to grow with medium and large corporate enterprises, where RediffmailPro can be utilized with other existing email platforms.

•	Online shopping services, including a platform for merchants in India to create online shops and ways for consumers to explore the wide product range available on our site, conveniently place orders, track their packages and rate merchants, among other functions. We believe that not only do we offer the widest range of payment options available to Indian consumers, but that we also have one of the largest delivery coverage of any online shopping site in India. We are positioning ourselves to be a top five provider in the e-commerce and online shopping space in India. Over the past year there have been multiple private equity-led startups of web-based shopping businesses in India offering a wide range of products at considerable discounts. This has attracted a large number of consumers online and helped grow the demand for online products generally. To capitalize on this growing demand, Rediff has added more merchants to its marketplace from 690 as of June 30, 2013 to 1,400 as of March 31, 2014 and extended its product range to over 450,000 products, along with making improvements in the search and browse functionality of our website. We provide a shopping platform that brings together consumers and both national and local merchants, and we believe our strategy to focus on and expand with local merchants will continue to contribute to our growth. We have also added voice-based call center support for online shoppers and intend to roll-out new tools and features for the thousands of merchants we do business with. We are also expanding the types of products and services offered, providing a comprehensive, full-service shopping destination site.

Our India Online Business

Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 14.6 million monthly active users worldwide, as reported by ComScore Media Metrix (May 2014 report) we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

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

•	Rediffmail, our flagship e-mail service, is provided free of charge to our users. We have now made our interface more user friendly by providing easy navigation tools to quickly perform actions like reading unread mails, composing a new mail, deleting mails and accessing the calendar and contacts. The service is also accessible on mobile devices and is designed to work seamlessly on most mobile phones.

•	Rediffmail PRO is aimed at the small and medium sized enterprise (“SME”) segment in India. Through this product, we offer SMEs a range of web management services such as web hosting business e-mail and mail on mobile phones and devices. This service can also be used by large corporate enterprises as a stand-alone service or as a complement to other email service platforms used, providing a cost-friendly alternative to support organizations nationally or at the local/field service level.

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

Social Networking

Our video sharing platform, Rediff iShare, videos are now available for viewing on iPhones and other operating systems (OS). Video files are now available in both MP4 and flash video formats.

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

Online Shopping

Rediff Shopping is an online marketplace which allows users to purchase products and services from various merchants. We offer products and services from merchants in various categories, the most popular of which currently include apparel and accessories, mobile phones and accessories, electronics, automobiles, home décor and related furnishings, toys, games, flowers, jewelry and a host of other products.

Customers can pay for their purchases using a variety of payment options, including credit cards, debit cards, online banking services, cash on delivery, gift vouchers and checks/demand drafts. We have entered into agreements with leading Indian banks to facilitate payment processes. In our effort to provide more users with the convenience of online shopping, we partnered with India Post as a logistics partner. This allows us to service more than 26,000 pin codes (similar to zip codes in the United States) across the country. We also continue to work with our vendors to improve delivery cycles to better serve our customers and believe our logistics network enables us to reach virtually all regions of India, a key competitive differentiator.

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

Advertising

Advertising includes revenues from banner advertising, performance-based advertising, e-mail and text link campaigns and sponsorships of events on web. Our advertisers enter into agreements pursuant to which they either pay a fixed fee per thousand banner impressions for a given time-period, usually ranging from a few weeks to months, or a variable fee depending upon the number of clicks or leads provided to them through our website.

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

We had over 455 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2014. Our top ten advertisers accounted for approximately 22% of our India advertising revenues for the fiscal year ended March 31, 2014.

Fee-based services

Revenues from fee-based services primarily includes income from various paid subscription service products, and from our online shopping marketplace.

Subscription service revenues primarily include income from our various paid e-mail service products and domain name registration and web hosting services. The revenue for subscription based products is recognized ratably over the period of subscription.

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

We use a wide range of web application servers such as Apache, TomCat, Resin and IIS on Linux and Windows platforms. Servers are maintained mainly at Internet Service Providers’ co-location facilities in India and we leverage the benefit of using the cloud infrastructure offered by Amazon Web Services and Akamai to complete the reach worldwide.. We have the capability to deliver content using our own content delivery network and also use an external content delivery network where we are not present if and as needed. We believe that using these hosting services enhances our ability to protect our systems from power loss, break-ins and other potential external causes of service interruption. These hosting services also provide continuous customer service, multiple Internet connections and continuous power supply to our systems. In addition, we conduct online monitoring of all our systems for accessibility, load, system resources, network-server intrusion and timeliness of content. We have built a scalable column store data warehouse to cater to the increasing demand of storage and faster retrieval of users’ data.

Our services are accessible with equal ease over PCs and mobile devices, such as smart phones and tablets. We have the ability to detect the browser capabilities and geographic location of the user to serve pages with appropriate layouts and supported features. We can engage in real time log capturing and the analyzing of internally developed systems in order to provide an online capability to mine information. The domain + mailbox product is improved to cater to large enterprises with capabilities to access mail on mobile, web or mail clients such as Outlook. We have also added the support for calendar and contacts synchronization across devices. We have improved upon our search technology and have introduced social, collective intelligence features and Bayesian network based inference analysis across all our services. Data mining technologies are used in news products for data oriented journalism.

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

In the past few years, a number of advertising agencies have been established in India to promote the Internet as an advertising medium among Indian advertisers. In addition, several full-service advertising agencies in India have expanded their operations by creating and growing their Internet / interactive advertising divisions. Our advertising business from digital agencies were accounted for approximately 60% of our advertisement revenues during fiscal year ended March 31, 2014.

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

Electronic Payments

We were among the first Internet companies in India to accept credit cards for online payments. Users can use leading international and Indian credit cards and online money transfer methods for online payments. All online transactions are secured by VeriSign Secure Socket Layer (SSL) technology.

We have entered into agreements with Axis Bank, Citibank N.A., and ICICI Bank Limited to automate Visa and Master Card credit card payments through our website.

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

India Abroad newspaper

India Abroad, which we acquired in April 2001, was established over 39 years ago and is one of the oldest weekly newspapers focused on the Indian community residing in North America and Canada. The newspaper is published in four North America editions - New York “Tristate”, Chicago, Dallas and Los Angeles.

The paper is divided into five sections: News, Community, Business and Sports, Classifieds and Magazine. India Abroad’s content is targeted at Indians living in North America.

India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also place classified advertisements through this website. Since previous year, we launched the e-edition of this publication. Subscribers can have copies e-mailed to them for their convenience.

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

Competition

      Online

There are a number of companies that provide websites focusing on India and the global Indian community. These companies compete with us for website visitors, online advertising and online shopping, and subscription revenues. Competition is intense and is expected to increase in the future, as there are no substantial barriers to entry into these markets, although we believe our current position in the market and strength of the Rediff brand provide us with competitive advantages today and will continue to do so in the future. Our competitive ability is determined by how quickly we adopt new technologies, the user friendliness of our site designs, our ability to develop and roll out new popular online products and services, our execution skills and our financial management skills.

We compete with providers of Indian content over the Internet, including web directories, search engines, content sites, websites, horizontal sites and Internet Service Providers (“ISPs”). Our current and anticipated competitors include Google, Yahoo, Facebook, Microsoft, AOL, eBay and Snapdeal, Flipkart as well as a host of other international and Indian companies. As we embark on new initiatives in the mobile arena, we anticipate that competition will intensify and we are taking steps to address this competition.

Consequently, we may continue to make strategic investments in our business and in our marketing efforts to reach a wider demographic.

We also compete for advertising revenue with other forms of media, such as print media, radio and television, as well as companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to, among others, our customers and potential customers.

Market place e-commerce

As our Marketplace e-commerce business product offerings continue to broaden into new categories of items and new commerce formats, we expect to face additional competition from other online, mobile and offline channels for those new offerings. We compete on the basis of price, product selection and services. Our current and potential competitors include:

▪	physical-world retailers, publishers, vendors, distributors, manufacturers;

▪	other online e-commerce and mobile e-commerce sites, including sites that sell or distribute digital content;

▪	media companies, web portals, comparison shopping websites, and web search engines, either directly or in collaboration with other retailers;

▪	companies that provide e-commerce services, including website development, fulfillment, customer service, and payment processing;

▪	companies that provide information storage or computing services or products, including infrastructure and other web services; and

▪	companies that design, manufacture, market, or sell consumer electronics, telecommunication, and electronic devices.

Many of our competitors have a longer operating history, greater name recognition, larger customer base and greater management, financial, technical, marketing, sales, brand and other resources than we do. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to technology, infrastructure, fulfillment, and marketing. Further, they can use their superior experience and resources in a variety of competitive ways, including by investing more aggressively in research and development, creating superior content, making acquisitions and competing more aggressively for advertisers also may enter into business combinations or alliances that strengthen their competitive positions. In addition, emerging start-ups may be able to innovate and provide products and services faster than we can. There has also been a trend toward industry consolidation, as a result of which our smaller competitors today may become larger in the future. If our competitors are more successful than we are at generating visitors and website traffic, our revenues may decline.

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

Facilities

India

Our corporate headquarters are located in Mumbai, India, where we lease approximately 22,700 square feet in two buildings. In one facility we lease approximately 10,800 square feet and in the other we lease a total of approximately 11,900 square feet under three separate lease agreements. The lease for our 10,800 square-foot facility expired on January 20, 2014 and renewed the same for another three years to till January 20, 2017. In regard to our 11,900 square-foot facility, one lease, for 3,000 square feet, expires on October 31, 2015, a second lease, for 3,000 square feet of adjoining offices, expires on September 30, 2014 and the third lease, for 5,900 square feet, expired on April 30, 2014 and was renewed for another three years till April 30, 2017.

We lease office space for our various offices in India. Our lease for approximately 3,165 square feet of office space in New Delhi will expire on November 30, 2015 and our lease for 5,200 square feet of office space in Bangalore, will expire on January 31, 2017.

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

Litigation and Other Legal Matters

Action Relating to Access to Pornographic Material

On June 21, 2000, the Company, certain of our present and then directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22-year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence under Section 292 of the Indian Penal Code (IPC) for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that we, through our website www.rediff.com, provided a search facility that enabled Internet users to view obscene, pornographic and objectionable material. On November 27, 2000, the Judicial Magistrate passed an order on the complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000), seeking, among other relief, the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai, in its order dated December 20, 2000, while granting interim relief to the petitioners in the Writ Petition, stayed the order of the Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai [and currently hearings have commenced. While we believe that the lawsuit is without merit, and that we and our directors have a valid defense to the charges, in the event that we are unsuccessful in our defense, we and our directors may face both criminal penalties and monetary fines or damages. Under Indian law, any person who publishes or transmits or causes to be published in electronic form any material which is lascivious or appeals to the prurient interest, or whose effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 (approximately US$1,700); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 (approximately US$3,400).

Actions Relating to Trademark Infringement

In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against Sandeep Goyal and us, alleging that the depiction of images in the online game known as Indian Fantasy League, started by Sandeep Goyal and hosted on the Web through our hosting services, infringed the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com; and (c) a rendering of the accounts of all profits earned by the website and damages of Rs.1.0 million (approximately US$17,000). We have filed our response to the BCCI complaint, and among the defenses we have raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based e-mail solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; and (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions we impose on our subscribers, which provide that the subscriber shall be solely responsible for producing, electronically uploading and maintaining such subscriber’s website, and such subscriber shall ensure that all uploaded material shall be owned and/or properly licensed by the subscriber and shall not adversely affect any rights of any third party. Although we believe we have valid defenses to the charges, if we are unsuccessful in our defense, we could be subject to monetary fines or damages.

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

Actions Relating to Patent Infringement

In March, 2009, a complaint was filed against Rediff.com and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of mobile phones with a plurality of SIM cards sold through the Rediff Shopping website. S. Ramkumar is seeking a permanent injunction restraining the defendants, including us, from infringing upon his patent with respect to mobile phones with a plurality of SIM cards allocated to different communication networks. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$17,000). We have filed our response, based on the following defenses: (a) it is the vendors, and not Rediff.com, that sell shopping products on the Rediff website, and we have not infringed any of Ramkumar’s intellectual property rights; (b) the Rediff Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and we are not involved in the sale or purchase of the goods/products listed on our website; and (c) vendors are required to comply with the terms and conditions we impose on them in exchange for using Rediff Shopping, which include providing us with a description of their products, prices and product images, and which require that vendors do not infringe third party rights, including third-party intellectual property rights. Although we believe that we have valid defenses to the charges, if we are unsuccessful in our defense, we could be subject to monetary fines or damages. However, given the nature of the suit and pleadings, there should not be any substantial monetary claim against us.

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

Overview

We are a leading online news media and online marketplace in India, focusing on providing world-class online business and consumer offerings both in India and to the global Indian community. Our websites in India and the U.S. consist of communication services, such as consumer and enterprise e-mail, web hosting and search, real-time news and information channels which consist of our own editorial content as well as fresh and recent news sourced from over 30,000 news sites from India and the world. Through Rediff.com, we provide new and innovative community features including a social networking platform, photo/video and music sharing capabilities, and a robust and expanding e-commerce marketplace.

Our web hosting and business email service is available to all India internet users under the Rediffmail and Rediffmail Pro brands, and provides an affordable and easy-to-use way to set up and own domain name e-mail services, and manage them through both the desktop and smart phone devices and platforms.

Our e-commerce marketplace provides consumers throughout India with national and localized products and services across a wide variety of vertical markets, including apparel and accessories, electronics, home décor and furnishings, mobile phones and accessories, automobiles, toys, games, books and a host of other sough after categories.

Through Vubites, we also provide local TV advertising tools, applications and services to small, medium and large corporate enterprises, which expands our reach throughout India and offers a new and innovative medium for businesses to reach target consumers.

Our new data analytics platform, under the Rediff Labs component of our website, complements our news media offerings and provides users, whether on their PC or mobile devices with new search and analytics tools that combine domain knowledge and big data simultaneously to analyze and predict various business issues and outcomes, whether it be for cricket, elections, advertising sales and trends, e-commerce and news analysis.

According to a report issued by the Internet and Mobile Association of India (IMAI), there are an estimated 243 million internet users in India as of June 2014, making India the world’s second largest internet base after China. However, it is estimated that Internet penetration in the country may not have crossed 16% of the population yet, and that a portion these internet users are not considered “active users”. It is estimated that India has 110 million mobile internet users of which, 25 million are in rural India. In this same IMAI report, it is estimated that 70% of rural India’s active internet population accesses the web via mobile phones, given connection difficulties on personal computers, making India a potential ground for growth over the coming years, especially as the country’s infrastructure is further developed.

To that end, there have been several initiatives by industry and government to invest in India’s broadband infrastructure over the past few years. In fact, in April, the newly elected BJP party released its 2014 manifesto promising a Digital India, with broadband deployed in every village. According to recent media reports, it is believed that the Indian government plans to launch a broadband policy that would establish broadband connectivity as a basic fundamental right like education and health, and a big push to make affordable broadband access in rural and remote areas, with the end goal being, an “always connected society”. The investments in 3G networks and now in 4G-LTE networks has improved Internet availability and connection speeds, though India still ranks low in terms of connectivity. Cable operators and internet service providers continue to invest in networks to improve their reach in both urban and rural areas and to ensure connectivity on mobile devices continues to improve, given the rapid growth of mobile throughout India.

It is estimated that India’s mobile phone customer base, as of March 2014, rose to 904.5 million according to data released by the sector regulator. By comparison, China, the world’s largest mobile phone market, reported 1.25 billion. Within India, active mobile subscriptions in March were 790.87 million, or about 87.4 percent of total connections and total broadband connections were 60.9 million, of which 46 million were wireless broadband users and 14.9 million, wire line broadband users. With the continued rise in mobile devices and smart phone adoption, it is imperative that broadband infrastructure continues to improve as connectivity can fundamentally change the way people live and interact, both on business and personal levels. With 14.6 million active users and an 18% market share in the Indian Internet market, we believe we are poised to take advantage of this anticipated growth, especially as we continue to build out our e-commerce offering and related news media, social media and interactive services.

In addition to our online services, we publish two weekly newspapers, “India Abroad” and “India in New York”, both of which are targeted at the Indian-American community in the United States and Canada and which complements our online news media offerings.

By providing a platform for users that combines our technology, content, and communities and allow our users to personalize and integrate products and services across devices, we aim to become more relevant to our existing users and to increase the number of users of our products and services. We believe that a deeper engagement with new and existing users, coupled with expected growth of PC and mobile based Internet in India as an advertising medium, may enable us to increase our revenues in the future. Over the past few years, we have focused on improving the user experience and enhancing our technology platform in anticipation of further improvements in India’s broadband infrastructure and the anticipated growth of Internet in India, both on PCs and mobile devices. Additionally, we have introduced and expect to continue to introduce new products and services, such as data analytics, Real-time News and local TV advertising, that we believe, will appeal to our target demographic. This strategy should enable us to improve customer retention and help us reach a larger user base throughout India.

We have incurred significant net losses and negative cash flows since our inception in January 1996. We incurred a net loss of US$7.5 million for the fiscal year ended March 31, 2014, taking into account a one-time gain on a sale of investment of US$2.74 million and an impairment charge of US$1.6 million, and as of the same date we had an accumulated deficit of US$95.2 million, compare to a net loss of US$11.4 million and an accumulated deficit of US$87.7 million for the fiscal year ended March 31, 2013. We are focused on generating additional revenues, while controlling our expenses, to achieve profitability and to reduce our accumulated deficit.

Our reportable business segments are:

•	India Online business, which primarily includes revenues from advertising and fee-based services. Advertising includes revenues largely from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.

•	US Publishing business, which primarily includes revenues from advertisement on the Rediff India Abroad website and revenues from the print newspapers “India Abroad” and “India in New York” .

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

Revenue Recognition

India Online business

India Online business includes revenues from advertising, sponsorship and fee based services. Advertisement and sponsorship income is derived from customers who advertise on our website or from targeted advertisement - direct links from our website, targeted emails to Rediffmail subscribers and ad slots to regional advertisers. Fee based services include e-commerce, subscription services and mobile value-added services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using e-mail and other subscriber services. Mobile value-added services include revenues derived from providing value added short messaging services and other related products to mobile phone users.

Revenue from display of advertisement and sponsorship is recognized ratably based on delivery over the contractual period of the advertisement, commencing when the advertisement is placed on the website or broadcast. Revenues are also derived from sponsor buttons placed in specific areas of the Company’s website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Our obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. We also earn revenues from the sending of e-mail messages to its users on behalf of advertisers and such revenues are recognized ratably over the contracted period.

E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company’s online store. Customers directly place orders with vendors through the Company’s website. When an order is placed, we inform the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/debit card or cheques, or whether the payment is to be made by the customer on cash-on-delivery (“COD”) basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of the transactions executed for which we have collected payments on its behalf. We make payment to the vendor after deduction of its share of margin, commission and costs. We recognize as revenues the commission earned on these transactions and shipping costs recovered from customers. We provide incentives to our customers in the form of coupons and promo codes. These incentives are treated as reductions in revenue and in cases where such incentives exceed the commission amount, the excess is recognized as cost of revenue.

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

Current Trends and Business Outlook

Our overall revenues increased by 3% to $16.12 million for fiscal 2014, as compared to $15.66 million for fiscal 2013. Our revenues from India Online were $13.37 million, an increase of 7% over the corresponding previous fiscal year. Revenues from our US Publishing business were $2.75 million, a decrease of 12% compared to the last fiscal year.

During the fiscal year ended March 31, 2014, our India Online business segment revenue grew by 7% from the previous fiscal year ended March 31, 2013. This was in large part, due to excellent growth that we achieved in our Online Marketplace, a trend we believe should continue over the coming year given the past steps we’ve taken to improve and expand our offering, and, the investments we are making to support this business segment. We have invested resources in our technology platform, customer service capabilities and similarly, have expanded the number of goods and services offered on our website, along with the number of merchant partners we do business with. We believe our offering provides a unique shopping experience along with a localized approach that brings consumers and businesses together.

Our India online revenues, despite the growth, have been affected by the fluctuation in the value of the rupee versus the US dollar and general weaknesses in the Indian economies. The 7% increase in India online revenues from fiscal 2013 to fiscal 2014 is after adjusting to the approximately 12% loss of value of the Indian rupee against the US dollar over the same period.

During fiscal 2014, our India Online fee-based services business increased by approximately 30% from fiscal 2013. The total number of merchants on our online marketplace increased to 1,400 as at March 31, 2014 from 690 as at June 30, 2013, while our SKU range also increased to 450,000 from 281,384 over the same time period. We have successfully grown our marketplace business while maintaining a positive product margin of 14%, something we believe is unique in our sector. We are pursuing a marketplace model with no inventory holding of our own and believe we rank within the top 7 players in the industry in India in terms of daily shipments.

In addition to our Online Shopping Marketplace, we believe our Enterprise Class Email Businesses will be another near-term growth driver for our company, with the bulk of our growth coming from Online Shopping Marketplace. Our award-winning Enterprise email business continues to grow quarter over quarter, given the ease of use and enhanced functionality, along with the fact that it can be used by both small and medium sized corporations, as well as by large corporations who may have engaged anther email service provider but wants a less costly solution for their mobile workforce. Additionally, we operate Vubites, our local TV advertising services, which we believe, presents one of the biggest long-term growth drivers for our Company. Vubites provides small and medium sized businesses with a full-service TV advertising experience, from content and video creation, to full-scale commercials, to TV buying services and more. This complete solution helps merchants advertise in local markets and reach their target demographic. Similarly, for larger businesses who may not want to pay national advertising prices, it is a valuable channel to reach a more localized consumer on a highly targeted basis. We are confident that in longer-term, we will see meaningful growth from our Vubites platform to turbo-charge TV advertising using internet technology, which will have a carry- over affect on other aspects of our business.

We continue to believe Rediff will be one of the primary beneficiaries of the anticipated growth in India broadband and mobile expansion over the coming years. We now believe that with the National elections behind us, investments by the government and by the industry will intensify. There is currently a $10 billion fiber optic investment planned by the government over the next 3 years to layout the National Optical Fiber Network, according to Bharat Broadband Network Ltd. of the Govt. of India. (www.bbnl.nic.in) which should increase India’s internet penetration and reach substantially. We are encouraged by recent reports [Source : Morgan Stanley based on Prime Minister Narendra Modi comment on May 20, 2014] that show India’s GDP is estimated to expand at a 4-year high of 6.5% through March of 2016 as economists expect favorable business policies from the newly elected government. We’ve been operating in a very challenging environment for the past two years, both with sub- 5% GDP, so recent reports are encouraging. We have been managing our capital resources tightly over the past few years, given the economic and political challenges while continuing to invest in our infrastructure and service offerings. With increased investments by government now underway and expected to increase, we intend to invest in more consumer-facing initiatives in anticipation of a coming growth cycle.

We believe that the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet market and mobile phone user base, the evolution of adequate online payment mechanisms, a consequent increase in advertising and fee-based revenues and our ability to capture a sizeable share of any increases in revenues from such developments. We continue to make strategic investments to improve our technology platform and website functionality and launch new Internet based services, and we remain focused on growing our subscriber base within India and in Indian communities worldwide.

In order to grow our online user base and attract new advertisers, we expect to continue to invest in new products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment.

We’re focused on maintaining our cash position to ensure that we have the resources needed to drive growth throughout our businesses as the market gains traction. We’re also focused on top-line growth and expanding our margins. We believe that over the coming years, Rediff is well positioned for growth, driven by e-commerce, news and ideas and TV advertising. We further believe that our investments in technology to improve the customer experience and upcoming investments to expand brand awareness and our reach, will positively impact our operational and financial performance.

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

Operating Results

Results of our reportable business segments were as follows (amount in US$ million):

	2012			2013			2014
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
Revenues from external customers:
Advertising	12.5	3.4	15.9	8.5	2.9	11.4	8.2	2.5	10.7
Fee based services	3.7	0.3	4.0	4.0	0.3	4.3	5.2	0.2	5.4

Total revenues	16.2	3.7	19.9	12.5	3.2	15.7	13.4	2.7	16.1

Cost of revenues	8.2	2.5	10.7	7.5	2.5	10.0	8.3	2.1	10.4

Segment Results	8.0	1.2	9.2	5.0	0.7	5.7	5.1	0.6	5.7

The comparative analysis presented below relates to our operations.

Fiscal Year Ended March 31, 2014 compared to Fiscal Year Ended March 31, 2013

Revenues

Total revenues for the fiscal year ended March 31, 2014 increased by 3% to US$16.1 million from US$15.7 million for the fiscal year ended March 31, 2013.

India Online business

We recognized US$13.4 million in revenues from our India Online business for the fiscal year ended March 31, 2014, as compared to US$12.5 million for the fiscal year ended March 31, 2013,an increase of US$0.9 million, or 7%, over the previous fiscal year. This increase resulted primarily from the growth in our online marketplace business.

In addition, our reported revenues in fiscal year 2014 were adversely affected by currency translation of Indian Rupee to US dollar. During the fiscal year ended March 31, 2014, the Indian rupee depreciated against the US dollar by approximately 12%. Had the exchange rate between Indian rupees and US dollars remained constant, our India Online revenues in constant currency terms for fiscal 2014 would have been approximately US$14.9 million, rather than our reported revenues of US$13.4 million, or an increase of 19% rather than our reported increase of 7%.

U.S. Publishing business

We recognized US$2.7 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2014, as compared to US$3.2 million for the fiscal year ended March 31, 2013, representing a decrease of approximately US$0.5 million, or 12%, over the previous fiscal year. The decrease in revenues was primarily due to a decrease in print revenues from our weekly newspapers “India Abroad” and “India in New York”.

Cost of revenues

In the fiscal year ended March 31, 2014 and 2013, cost of revenues were US$10.4 million, or 65% of the total revenues for the fiscal year ended March 31, 2014 as compared to 64% of total revenues for the fiscal year ended March 31, 2013.

India Online business

Cost of revenues for the India online business includes Internet communication, data storage and software usage costs, the cost of content for the Rediff websites, the cost of editorial functions (including payroll costs and travel costs of staff in the editorial department), stock-based compensation costs, the direct costs of providing fee-based services such as courier charges, content cost for mobile value-added services, cost of domain registrations and the cost relates to broadcaster..

In the fiscal year ended March 31, 2014 cost of revenues for the India Online business was US $8.3 million (62% of revenue) as compared to US $7.5 million (60% of revenue) for the fiscal year ended March 31, 2013. This represents increase of US$0.8 million, or 12% over the previous fiscal year. This increase was primarily related to increase in direct costs of providing fee- based services and higher costs of buying spots from broadcaster.

We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2015, as compared to the fiscal year ended March 31, 2014, as we expect to incur additional costs to continue to grow our business.

U.S. Publishing business

Cost of revenues for the U.S. Publishing business includes printing and circulation costs (including payroll costs) for the “India Abroad” and “India in New York” newspapers.

In the fiscal year ended March 31, 2014 cost of revenues for the U.S. Publishing business was US $2.1 million (76% of revenue) as compared to US $2.5 million (78% of revenue) for the fiscal year ended March 31, 2013. This represents a decrease of US$0.4 million, or 16% over the previous fiscal year.

Segment results

Analysis of the results presented below is based on the segment results as assessed by the Company’s chief operating decision maker and has been determined as revenues less cost of revenues before operating expenses.

India Online business

Segment profit of the India Online business was US$5.1 million and US$5.0 million for the fiscal year ended March 31, 2014 and 2013. There was increase in the revenues on account of excellent growth in the fee based revenues but this growth was offset by increased cost of revenues.

U.S. Publishing business

Segment profit of the U.S. publishing business was US$0.6 million and US$0.7 million for the fiscal year ended March 31, 2014 and 2013.

Sales and marketing expenses

Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses, sales support cost, distribution cost and market research costs. For the fiscal year ended March 31, 2014, sales and marketing expenses were US$3.9 million, compared to US$3.3 million for the fiscal year ended March 31, 2013, representing an increase of US $0.6 million, or 19%, over the previous fiscal year. This increase was mainly on account of marketing spends and higher sales support and distribution costs for online marketplace business.

We expect that our sales and marketing expenses in absolute dollar terms will increase for the fiscal year ended March 31, 2015, as compared to the fiscal year ended March 31, 2014, as we launch more products and services, expand the range of offerings on our websites and invest further in brand building, advertising and personnel. All of these investments are being made to position us for expected growth, in terms of revenues and subscribers in the coming years given the increased investments by the Government of India and many global corporations in India’s telecommunication infrastructure.

Product development expenses

Product development expenses primarily include software development expenses and compensation for product development personnel including stock-based compensation costs. Third-party technology and development expense, and other related operating costs are also included in product development. For the fiscal year ended March 31, 2014, product development expenses were US$2.3 million, compared to US$2.9 million for the fiscal year ended March 31, 2013, representing a decrease of US $0.6 million, or 22%, over the previous fiscal year. This decreased was mainly on account of optimizing the technical support cost.

We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

Depreciation and amortization expenses

For the fiscal year ended March 31, 2014, depreciation and amortization expense was US$3.1 million compared to US$3.7 million for the fiscal year ended March 31, 2013, representing a decrease of US$0.6 million, or 16%. This decrease was due to lower capital expenditures in previous reporting years which resulted in a lower base of depreciable assets.

General and administrative expenses

General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts and promissory notes, insurance premium, stock-based compensation cost and general administrative costs. For the fiscal year ended March 31, 2014 and 2013, general and administrative expenses were US$7.2 and US$7.6 million, respectively. There was decrease in expenses by US$0.4 million or 5% as compared to previous fiscal year 2013. During the fiscal year 2014, we saved costs in various expenses like insurance, repairs and maintenance and admin /office related expenses.

Long-lived assets impairment

In fiscal year 2014, we recognized impairment loss of US$1,550,991comprising mainly of intellectual property and computer equipment relating to the Company’s subsidiary Vubites, which enables businesses to advertise locally (targeted advertising in local and specific cities in India) on national television channels. Vubites offers web based tools for small businesses to create low cost advertisement for television broadcast. This business is dependent on effective splicing and sale to local businesses in different cities of broadcasting spots purchased from national television channels. The impairment resulted from similar targeted advertising services now being offered directly by the television channels and on account of aggressive sales and marketing strategy launched by competitors which have provided them with deeper market access. Additionally, in fiscal 2014, the Company abandoned an application related project included in ‘Capital work-in-progress’ and as a result impaired an amount of US$39,380.

Other income (expenses), net

Other income (expenses), net, primarily comprised of interest income, interest income on income tax refunds, gain on sale of investment /equity method investee, promissory note impairment and miscellaneous income. During the fiscal year ended March 31, 2014 and 2013, net other income were US$4.7 million and US$2.3 million, respectively.

Interest income

Interest income for the fiscal year ended March 31, 2014 was US$1.3 million, compared to US$2.0 million for the fiscal year ended March 31, 2013, representing a decrease of US$0.7 million, or 35%. The decrease in interest income was primarily due to utilization of bank deposits held under cash and cash equivalents.

Interest income on Income tax refunds

During the fiscal year ended March 31, 2014 and 2013, we received income tax refunds for the earlier income tax assessment years along with the interest of US$0.6 million and US$0.04 million, respectively.

Gain on sale of investment

During the fiscal year ended March 31 2014, the Company sold its investment in Runa Inc. for a total consideration of US$4,145,927 and recognized a gain of US$2,740,940. An amount of US$613,992 of the total consideration has been held in escrow for certain representations and warranties contained in the sale agreement. These representations and warranties have been assessed as accurate and the fair value of any obligation resulting from these representations and warranties is insignificant. Of the total amount held in escrow US$152,457 and US$461,545 are recoverable by October, 2014 and April, 2015 respectively.

Net income (loss)

As a result of the foregoing, our net loss for the fiscal year ended March 31, 2014 was US$7.5 million, taking into account a one-time gain on a sale of investment of US$2.74 million and long lived assets impairment loss of US$ 1.59 million, as compared to a net loss of US$11.4 million for the fiscal year ended March 31, 2013, a decrease of 35%. The prime reason for this decline was increase in our overall revenues, saving in our overall costs, interest income on income tax refunds and the one-time gain on sale of investment.

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

Cost of revenues

In the fiscal year ended March 31, 2013, cost of revenues was US$10.0 million, or 64% of total revenues, compared to US $10.7 million, or 54% of total revenues in the fiscal year 2012.

India Online business

Cost of revenues for the India online business includes Internet communication, data storage and software usage costs, the cost of content for the Rediff websites, the cost of editorial functions (including payroll costs and travel costs of staff in the editorial department), stock-based compensation costs, the direct costs of providing fee-based services such as courier charges, content cost for mobile value-added services, cost of domain registrations and the costs relates to broadcaster.

In the fiscal year ended March 31, 2013 cost of revenues for the India Online business was US $7.5 million (60% of revenue) as compared to US $8.2 million (51% of revenue) for the fiscal year ended March 31, 2012. This represents a decrease of US$0.7 million, or 9% over the fiscal year ended March 31, 2012, although cost of revenues increased as a percentage of revenues due to the decline in revenues.

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

Sales and marketing expenses

Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses, market research costs and sales support and distribution costs. For the fiscal year ended March 31, 2013, sales and marketing expenses were US$3.3 million, compared to US$5.3 million for the fiscal year ended March 31, 2012, representing a decrease of US $2.0 million, or 39%, over the fiscal year 2012. This decrease was mainly attributable to strategically lower marketing spend.

Product development expenses

Product development expenses primarily include software development expenses and compensation for product development personnel including stock-based compensation costs. Third-party technology and development expense, and other related operating costs are also included in product development. For the fiscal year ended March 31, 2013, product development expenses were US$2.9 million, compared to US$3.1 million for the fiscal year ended March 31, 2012, representing a decrease of US $0.2 million, or 7%, over the fiscal year 2012. This decreased was mainly on account of optimizing the technical support cost.

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

Equity in net earnings of affiliate

During the fiscal year ended March 31, 2013, we recorded a earnings of approximately US$0.1 million as our share of the earning of our investee companies as compared to a loss of US$0.2 million in the fiscal year ended March 31, 2012.

Net income (loss)

As a result of the foregoing, our net loss for the fiscal year ended March 31, 2013 was US$11.4 million, as compared to a net loss of US$7.7 million for the fiscal year ended March 31, 2012, an increase in net loss of 49%. The prime reason for this decline was decline in our overall revenues and charge of goodwill and promissory note impairment.

Cash Flows

	For the Fiscal Year Ended March 31,
	2012	2013	2014
	US$	US$	US$
Net cash (used in) from operating activities	(5,203,546)	(2,540,551)	(2,832,837)
Net cash generated by (used in) investing activities	(4,423,623)	(547,678)	2,067,248

Net cash provided by financing activities	1,364,677	—	—
Net decrease in cash and cash equivalents	(8,262,492)	(3,088,229)	(765,589)
Effect of exchange rate changes on cash	(4,113,794)	(1,433,127)	(2,107,705)

Fiscal Year Ended March 31, 2014

Net cash used in operations was US$2.8 million, after adjusting our net loss of US$7.5 million to account for non-cash items and changes in working capital. Non-cash items, comprising the sale of investment, depreciation, amortization, allowances for doubtful debts, impairment and stock-based compensation costs, totaled US$2.7 million. Our working capital decreased by US$2.0 million. The decrease was a result of better cash management process in receivables and payables and recoverable taxes.

Net cash generated by investing activities was US$2.1 million, consisting of purchases of servers and other capital equipment aggregating US$1.4 million in connection with the expansion of our network and data storage facility, fully offset by the sale of investment that generated cash of US$3.5 million.

As of March 31, 2014, we had cash and cash equivalents of US$17.2 million.

Fiscal Year Ended March 31, 2013

Net cash used in operations was US$2.5 million, after adjusting our net loss of US$11.4 million to account for non-cash items and changes in working capital. Non-cash items, comprising the sale of equity investments, depreciation, amortization, allowances for doubtful debts, goodwill and promissory note impairment and stock-based compensation costs, totaled US$6.1 million. Our working capital decreased by US$2.8 million. The decrease was a result of better cash management process in receivables and payables.

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

As of March 31, 2012, we had cash and cash equivalents of US$24.5 million.

Contractual Obligations

Our contractual obligations relate to operating leases and capital commitments, payments for which are to be made as per the table below:

	Operating leases	Capital commitments
Year ended March 31,	US$	US$

2015	525,791	774,735
2016	308,732	—
2017	231,058	—
2018	237.989	—
2019	40,753	—
Total	1,344,323	774,735

Capital Expenditures

Our principal capital expenditures are for purchase of computer equipment, such as servers for our websites. In the fiscal years ended 2014, 2013 and 2012, we had capital expenditures of US$1.5 million, US$2.1 million and US$5.4 million, respectively.

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

Income Tax Matters

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in our statement of comprehensive loss is as follows:

	2012	2013	2014
	US$	US$	US$
Loss before income taxes and equity in net loss (earning) of equity method investee	(7,395,955)	(11,549,781)	(7,624,180)

Indian statutory income tax rate	32.445%	32.445%	33.990%

Expected income tax expense (benefit)	(2,399,618)	(3,747,327)	(2,591,459)

Tax effect of:–
Adjustments to reconcile expected income tax expense to reported income tax expense:

Employee stock-based compensation	298,428	245,313	163,683
Valuation allowance recognized during the year	2,337,757	3,060,830	1,998,669
Goodwill impairment	—	648,900	—
Tax in foreign jurisdictions	(52,715)	(142,710)	262,459
Earnings (loss) of equity method investees	(69,995)	27,354	—
Others	(48,302)	(125,608)	13,874
Income tax expense (benefit)	65,555	(33,248)	(152,774)

Rediff’s net operating loss carry forwards aggregating approximately US$11,011,441 as of March 31, 2014 will expire between April 2014 and March 2020.

As of March 31, 2014, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$3,033,000, which expire in years 2021 through 2031.

As of March 31, 2014, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$4,014,000 for federal income tax purposes, which expire in years 2020 through 2032.

Rediff’s unabsorbed depreciation of US$15,915,398 can be indefinitely carried forward.

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

The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2014:

As of March 31, 2014 (in US$ thousands)
Accounts payable in U.S. dollars	(1,119)
Accounts receivable in U.S. dollars, net of allowance	392
Cash balances held in U.S. dollars	79
Net foreign currency exchange exposure	(648)

We are not currently trying to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollar by one Rupee, the net foreign currency exchange loss as of March 31, 2015 would be approximately US$11,000.

Interest Rate Risk

We hold interest-bearing accounts in India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2014. These interest rates are linked to the interest rates prevailing in India. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 1% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$172,000.

Off-balance Sheet Arrangements

As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.

New Accounting Pronouncements

In 2013, the FASB issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015; however, early adoption is permitted. We do not anticipate that this adoption will have a significant impact on our financial position, results of operations, or cash flows.

In May 2014, the FASB issued accounting standard update on revenue from contracts with customers. This update clarifies the principles for revenue recognition in transactions involving contracts with customers. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We have not yet evaluated what impact, if any, the adoption of this guidance may have on our financial condition, results of operations, or disclosures.

MANAGEMENT

The following table sets forth, as of June 30, 2014, the name, age and position of each of our directors and executive officers.

Name	Age	Position
Ajit Balakrishnan(1)(2)	66	Chairman and Managing Director
Swasti Bhowmick	48	Chief Financial Officer
Diwan Arun Nanda(1)(2)	70	Director
Sunil N. Phatarphekar(1)(2)(3)	50	Director
Ashok Narasimhan(1)	66	Director
Sridar Iyengar(1)(3)	67	Director
Rashesh C. Shah(1) (3)	50	Director
M. Madhavan Nambiar(1) (3)	63	Director

(1)	Member of the Board of Directors

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

Ajit Balakrishnan is the founder, Chairman and Managing Director of the Company. He is a director of Rediffusion Holdings Private Limited, Rediffusion Dentsu Young & Rubicam Private Limited, Quintrol Technologies Private Limited, Rediff Holdings Inc USA, India Abroad Publications, Inc., India In New York, Inc., India Abroad Publications (Canada) Inc., Rediff.com Inc USA and Value Communications Corporation. Mr. Balakrishnan is also Chairman of the Board of Governors of The Indian Institute of Management Calcutta and Chairman of the Working Group of Internet Governance set up by the Government of India. Mr. Balakrishnan holds a Bachelor’s Degree in Physics from Kerala University and a Post Graduate Diploma in Management from the Indian Institute of Management, Calcutta. At our annual general meeting held on September 30, 2013, our shareholders re-appointed Mr. Balakrishnan for a five-year term as Managing Director with effect from August 22, 2013.

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

Mr. Rashesh Shah, is the co-founder, Chairman and Managing Director of Edelweiss Financial Services Limited. He has over 20 years of experience in financial markets and the corporate sector. He founded Edelweiss in 1995 and has since grown the Edelweiss Group to become a diversified financial services organization with businesses ranging from credit (wholesale, SME, retail finance and housing finance), financial markets, insurance and commodities.  Mr. Rashesh Shah serves on the boards of various companies and public institutions and is also serving as Chairman, Maharashtra Council of FICCI. He is a member of the SEBI committee to review Insider Trading Regulation. Among the several accolades Mr. Rashesh Shah has received, are the ‘Entrepreneur of the Year’ award from Bombay Management Association (2008-2009) and the ‘Special Award for Contribution to Development of Capital Markets in India’ by Zee Business 2011. Under his leadership, Edelweiss has received numerous awards, the most recent being ‘The Best Managed Mid Cap Company in India’ by Finance Asia, Hong Kong and ‘Best Corporate Governance, India’ by Capital Finance International, London, UK.Mr. Rashesh Shah’s has a Masters Degree in Business Administration from Indian Institute of Management, Ahmedabad.

M. Madhavan Nambiar has spent over 36 years in the Indian Administrative Service with many years focused on Information Technology. Mr. Nambiar most recently served as Secretary to the Government of India, first in the Ministry of Information Technology and then in the Ministry of Civil Aviation. Mr. Nambiar is a Fellow at the Judge Business School, University of Cambridge. He holds a Bachelor of Arts Degree from Loyola College, Madras University and a Master of Business Administration Degree from the Faculty of Management Studies, Delhi University. He has been recently appointed as Chairman, Indian Institute of Technology and Management, Trivandrum.

Board Composition

On March 16, 2000, we amended our Articles of Association to set the minimum number of directors at three and the maximum number of directors at seven. We currently have seven directors. Our Articles of Association provide as follows:

•	Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold, singly or jointly, not less than 10% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

•	The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation. Sunil Phatarphekar and Sridar Iyengar retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 30, 2013. Ashok Narasimhan and Rashesh Shah will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled to be held on or before September 30, 2014.

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

Employees

As of March 31, 2014, we had 364 employees and full-time consultants. Of such employees, 127 are in our shopping, sales and marketing teams, 92 are creative and editorial, 107 are dedicated to technology and product development, 7 are dedicated to production and circulation and 31 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by main category of activity:

	As at March 31,
Department	2012	2013	2014
Technology and Product Development	108	122	107
Sales and Marketing	120	144	127
Editorial	81	79	78
General & Administration	83	32	31
Creative	19	13	14
Production & Circulation	7	7	7
Total	418	397	364

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

The following table sets forth details regarding compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2014.

	Salary and other compensation
Name	(US$)

Ajit Balakrishnan	200,000	(1)

Swasti Bhowmick	135,900	(2)

Sridar A. Iyengar	25,000	(1)

Sunil Phatarphekar	20,000	(1)

M. Madhavan Nambiar	20,000	(1)

(1)	Each of Mr. Balakrishnan, Mr. Iyengar Mr. Phatarphekar and Mr Nambiar receive a salary and/or other compensation from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited. During the fiscal year ended March 31, 2012, Sridar Iyengar was granted 9,000 options (equivalent to 9,000 shares) under Employee Stock option Plan 2006 at exercise price of US$21.25.

(2)	Swasti Bhowmick was granted 10,000 options (equivalent to 5,000 equity shares) under ADR linked Employee Stock option Plan 2006 at exercise price of $6.34. The Plan will expire in February 2022.

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

During the fiscal year ended March 31, 2014, 9,500 option equivalent to 4,750 equity shares were lapsed and forfeited at a weighted average price of $14.76 per share.

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

During the fiscal year ended March 31, 2014, 7,750 options equivalents to 3,875 equity shares at a weighted average exercise price of US$5.52 per share were forfeited due to resignation of the employees.

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

During the fiscal year ended March 31, 2014, 10,500 options equivalents to 10,500 equity shares at a weighted average exercise price of US$0.2 per share were forfeited due to resignation of the employees.

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

During the fiscal year ended March 31, 2014, 12,500 options equivalent to 6,250 equity shares at a weighted average exercise price of US$13.14 per share were forfeited due to resignation of the employees. 3,000 options equivalents to 1,500 equity shares were granted at the exercise price of $4.76 per share.

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

The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2012, 2013 and 2014. The measurement date used is March 31 of the relevant fiscal year.

	2012	2013	2014
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	434,594	446,146	527,512
Actuarial (gain) loss	(10,478)	14,941	(60,402)
Service cost	78,983	75,039	75,405
Interest cost	41,987	44,025	46,086
Benefits paid	(39,297)	(26,382)	(27,314)
Effect of exchange rate changes	(59,643)	(26,257)	(49,781)
Benefit obligation at the end of the year	446,146	527,512	511,506

Accumulated benefit obligation was US$290,852 and US$292,701as of March 31, 2013 and 2014 respectively.

Net gratuity cost for the years ended March 31, 2012, 2013 and 2014 comprise of the following:

	2012	2013	2014
	US$	US$	US$
Service cost	78,983	75,039	75,405
Interest cost	41,987	44,025	46,086
Recognized net actuarial (gain) loss	(10,478)	14,941	(60,402)
Net gratuity cost	110,492	134,005	61,089

The assumptions used in accounting for gratuity in the years ended March 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Discount rate	9.24%	8.75%	9.60%

Rate of increase in compensation	7.00%	7.00%	7.00%

The following benefit payments, which reflect expected future services, are expected to be paid:

Year ending March 31,	US$

2015	45,225
2016	45,108
2017	140,599
2018	55,641
2019	73,910
2020-2024	528,270

The expected benefits are based on the same assumptions used to measure the company’s benefit obligation as of March 31, 2014.

Provident Fund

Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$279,396, US$259,684 and US$228,075 for the years ended March 31, 2012, 2013 and 2014 respectively.

Compensated Absences

The Company provided US$197,905, US$161,779 and US$155,598 for the years ended March 31, 2012, 2013 and 2014, respectively, as the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences, considering anticipated forfeiture, in the year in which earned.

RELATED PARTY TRANSACTIONS

Six of our largest shareholders beneficially hold an aggregate of approximately 63% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Product Development Expenses

During the fiscal years ended March 31, 2012 and 2013, we incurred product development expenses (including amounts capitalized) of US$137,490 and US$95,395, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.

Trade account receivable write off

During the year ended March 31, 2013, we wrote off US$206,974 trade account receivables from Edelweiss Capital Service Ltd. in which a director of Rediff is shareholder and director, against the recorded allowance. The allowance for trade account receivables were made in fiscal year ended March 31, 2012.

Investment

During the fiscal year ended March 31, 2013, we subscribed to rights issued by Runa Inc. and by means of the exercise of those rights purchased shares in Runa Inc. for US$104,987. A director of the Company is a shareholder and key member of the management personnel of Runa Inc.

Balances with related parties include:

	As of March 31,
	2013	2014
	US$	US$
Accounts payable for product development expenses	14,709	-

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

•	“All-in cost” ceiling does not exceed 350 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity of three to five years, and 500 basis points over the six-month LIBOR for the respective currency of borrowing, in the case of ECBs with a minimum average maturity of more than five years. Borrowers proposing to avail ECBs beyond the permissible all-in-cost ceilings must seek prior RBI approval.

•	Proceeds from ECBs may only be raised for permitted purposes, such as capital investments, investment during construction, overseas direct investment in a joint venture or a wholly-owned foreign subsidiary, repayment of rupee loans, import of service and technical know-how etc. ECB proceeds cannot be used for on-lending, for investing in capital markets and real estate, for working capital and general corporate purposes or for refinancing existing domestic loans, save for power and infrastructure sectors, which may use 40% and 25% of the fresh ECB proceeds, respectively, to refinance the Rupee loan, under the approval route and subject to certain conditions.

•	ECBs may be secured by assets of the borrower subject to compliance with the relevant regulations issued by the Reserve Bank of India.

•	Pre-payment or redemption of ECBs prior to maturity in amounts up to US$750 million is permitted without prior Reserve Bank of India approval, provided that any such prepayment and redemption can only be undertaken if the same complies with the stipulated average maturity period of three years, in the case an ECB of up to US$20 million, and five years, in the case of an ECB of up to US$750 million.

•	Preference shares and convertible debentures that are not mandatorily and fully convertible into equity shares would be treated as ECBs for all purposes under the law.

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

The number of outstanding Equity Shares as of March 31, 2014 was 13,795,178. We have been informed by our depository that as of March 31, 2014, there were 24 record holders of ADRs evidencing 9,295,956 ADSs (representing 4,647,978 Equity Shares) in the United States.

The tables below set forth high and low trading prices for our ADSs on the NASDAQ Capital Market from April 1, 2005 to October 6, 2006 and on the NASDAQ Global Market since October 9, 2006.

Annual and Quarterly high-low price history:

	Price Per ADS (in U.S. dollars)
	High	Low
Fiscal year ending March 31, 2009	9.77	1.40
Fiscal year ending March 31, 2010	4.50	1.75
Fiscal year ending March 31, 2011	9.90	1.69
Fiscal year ended March 31, 2012	17.98	4.89

Fiscal year ending March 31, 2013
First Quarter (April 1, 2012 to June 30, 2012)	7.21	3.50
Second Quarter (July 1, 2012 to September 30, 2012)	4.65	2.70
Third Quarter (October 1, 2012 to December 31, 2012)	4.45	1.82
Fourth Quarter (January 1, 2013 to March 31, 2013)	3.82	2.58
Fiscal year ending March 31, 2014
First Quarter (April 1, 2013 to June 30, 2013)	3.54	2.30
Second Quarter (July 1, 2013 to September 30, 2013)	2.81	2.05
Third Quarter (October 1, 2013 to December 31, 2013)	3.35	2.10
Fourth Quarter (January 1, 2014 to March 31, 2014)	2.62	2.01
Fiscal year ending March 31, 2015
First Quarter (April 1, 2014 to June 30, 2014)	3.85	2.04

Monthly high-low price history for previous six months:

Previous six months	High	Low
February 2014	2.42	2.01
March 2014	2.52	2.06
April 2014	2.35	2.03
May 2014	3.20	2.04
June 2014	3.85	2.28
July 2014	3.31	2.35

Fees and other payments made by the Depository

During fiscal year ended March 31, 2014, the Company did not receive any reimbursement or payments from the depository, either directly or indirectly.

Fees charged by the Depositary from our ADS holders

Under the terms of the ADS deposit agreement and related arrangements under which the depositary provides its services, the depositary may charge persons holding or beneficially owning ADSs on applicable record dates established by the depositary up to $2.00 per 100 ADSs (or fractions thereof) held, as a “depositary services fee”. A portion of the aggregate depositary services fees that the depositary may collect in a given year, as well as certain other amounts, may be made available to the Company, solely to defray costs the Company may incur in conducting certain investor relations and other activities related to the ADS program.

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

For further information concerning the fees that the depositary retains the right to charge, and other aspects of the terms under which the depositary provides its services, see the deposit agreement filed as an exhibit to the post-effective amendment no. 1 to the registration statement on Form F-6, filed with the U.S. Securities and Exchange Commission on August 2, 2012, in connection with the ADS program and the amending of the terms of the deposit agreement.

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

The RBI issued the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, as amended (the “Regulations”) to regulate the issue of Indian securities including American Depositary Receipts to persons resident outside India and the transfer of Indian securities by or to persons resident outside India.

The Regulations provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in the FEMA and the rules and regulations made thereunder or as permitted by the Reserve Bank of India.

ADR Guidelines

Subject to compliance with certain conditions, Indian companies issuing ADSs are no longer required to obtain approval from the Ministry of Finance or the Reserve Bank of India under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, as amended from time to time, or the 1993 Scheme.

The 1993 Scheme is distinct from other policies described below relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Scheme also affords to holders of ADSs the benefits of Sections 115AC and 115ACA of the Income-tax Act, 1961 for purposes of application of Indian tax.

Foreign Direct Investment

Currently, subject to certain exceptions, foreign direct investment and investment by individuals of Indian nationality or origin residing outside India, or non-resident Indians, including investment in the ADSs, does not require prior approval of the Government of India or the Reserve Bank of India, although a declaration in the prescribed form, detailing the foreign investment must be filed with the Reserve Bank of India once the foreign investment is made in the Indian company. The Government of India has indicated that in all cases the Reserve Bank of India would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. The foregoing description applies only to issue of shares by, and not to a transfer of shares of, Indian companies.

The consolidated FDI Policy dated April 1, 2013 (“FDI Policy”) states that indirect foreign investment shall include all types of foreign investments i.e. FDI, investment by FIIs, NRIs, ADRs, GDRs, Foreign Currency Convertible Bonds (FCCBs) and convertible preference shares, convertible currency debentures and that all investment directly by a non-resident entity into the Indian company would be counted towards direct foreign investment.

Chapter 4 of the FDI Policy sets out guidelines for calculation of direct and indirect foreign investment in Indian Companies.

Foreign investment through an investing Indian company would not be considered for calculation of indirect foreign investment in case the Indian company is “owned and controlled” by resident Indians. If the investing company is owned or controlled by “non-resident entities”, the entire investment by the investing company into the Indian company would be considered as indirect foreign investment.

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

Person’s resident outside India may also transfer shares or convertible debentures in Indian companies held by them to a person resident in India by way of gift, without prior approval of the RBI. Person’s resident outside India can sell the shares of an Indian company on a recognized Stock Exchange in India through a stock broker registered with stock exchange or a merchant banker registered with SEBI, without prior approval of the RBI. Further, Chapter 3 of the FDI Policy grants general permission for transfer of shares by a person resident outside India to a person resident in India (and vice versa) subject to compliance with certain terms, conditions and reporting requirements mentioned therein.

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

Pursuant to recent amendments, subject to certain RBI pricing guidelines, no RBI approval is required for the sale of underlying shares withdrawn from an ADR program by a person resident outside India to a person resident in India, if certain conditions are met, the prescribed procedure is followed and a confirmation from the authorized dealer is obtained in the prescribed form in respect of the transfer of shares.

In the event of sale of underlying shares withdrawn from an ADR program, remittance overseas of the proceeds from such sale is permitted.

The following investments require the prior permission of the FIPB:

(i)	investments in excess of specified sectoral caps or in sectors in which foreign direct investment is not permitted or in sectors which specifically require approval of the FIPB;

(ii)	The activity of the issuer company requires an industrial license under the provisions of the Industries (Development & Regulation) Act, 1951 or under the location policy notified by Government of India under the Industrial Policy of 1991, as amended from time to time.

(iii)	All proposals relating to the acquisition of existing shares of an Indian company by a foreign investor (including a non-resident Indian) beyond specified sectoral caps or in sectors in which FDI is not permitted or in case such proposals do not comply with certain RBI pricing guidelines.

The RBI has consolidated its various circulars on foreign investments in India, in a Master Circular No. 15/2012-13 dated July 1, 2013 (updated as on February 17, 2014), summarizing the current regulatory provisions as amended from time to time.

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

Real estate business does not include the development of townships, construction of residential/commercial premises, hotels, resorts, hospitals, educational institutions, recreational facilities, city and regional level infrastructure. Partnership firms / proprietorship concerns having investments pursuant to FEMA regulations are not allowed to engage in the print media sector.

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

Besides foreign investment in any form, foreign technology collaboration in any form including licensing for franchise, trademark, brand name, management contract is also completely prohibited for Lottery Business and Gambling and Betting activities. Foreign investment in Trusts other than VCF is not permitted.

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

Every Indian company issuing shares or convertible debentures in accordance with the Regulations is required to submit a report to the RBI in the prescribed form within 30 days of receipt of the consideration and another report within 30 days from the date of issue of the shares to the non-resident purchaser.

The above description applies only to a primary issue of shares or convertible debentures by, and not to a transfer of shares of, an Indian company.

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

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to non-resident Indians. Subject to certain terms and conditions, these methods allow non-resident Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. Under the Portfolio Investment Scheme, a non-resident Indian can purchase up to 5% of the paid-up value of the shares issued by a company, subject to the condition that the aggregate paid-up value of shares purchased by all non-resident Indians do not exceed 10% of the paid-up capital of the company (which can be raised to 24% by a resolution of the shareholders of a company). The total holding of all FIIs in a company is subject to a cap of 24% of the total paid-up capital of a company, which can be increased to the relevant statutory cap/ceiling in respect of the said company with the passing of a special resolution by the shareholders of the company in a general meeting. In addition to portfolio investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

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

Regulation 15A of the SEBI Regulations provides that an FII or sub-account may issue, deal in or hold, offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed, on any stock exchange in India, only in favour of those entities which are regulated by any relevant regulatory authority in the countries of their incorporation or establishment, subject to compliance with a “know your client” requirement. An FII or sub-account is also to ensure that no further downstream issue or transfer of any offshore derivative instrument is made to any person other than a regulated entity. SEBI has made amendments to the Regulations, by adding Section 15A effective 3 February 2004, to incorporate such changes. SEBI has pursuant to its circular dated 19 February 2004 clarified that the following entities would be deemed to be regulated entities for the purpose of Section 15A of the SEBI (Foreign Institutional Investors) Regulations, 1995:

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

Qualified Institutional Placement under the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009

In order to make Indian markets more competitive and efficient, the Government of India introduced an additional instrument for listed companies to raise funds from domestic markets in the form of a Qualified Institutional Placement, or QIP. Key features of the QIP program are as follows:

•	Issuers. A company whose equity shares are listed on an Indian stock exchange with nationwide trading terminals and which is in compliance with the prescribed requirements of minimum public shareholding in its listing agreement will be eligible to raise funds in the domestic market by placing securities with Qualified Institutional Buyers or QIBs.

QIBs are defined as:

•	Public financial institution as defined in Section 4A of the Companies Act;

•	Scheduled commercial banks;

•	Mutual funds;

•	FIIs and sub-account (other than a sub-account which is a foreign corporate or foreign individual) registered with SEBI;

•	Multilateral and bilateral development financial institutions;

•	Venture capital funds registered with SEBI;

•	Foreign venture capital investors registered with SEBI;

•	State industrial development corporations;

•	Insurance companies registered with the Insurance Regulatory and Development Authority;

•	Provident funds with minimum corpus of Rs.250 million;

•	Pension funds with minimum corpus of Rs.250 million; or National Investment Fund set up by the Government of India;

•	National Investment Funds; and

•	Insurance funds set up and managed by Army, Navy or Air Force of the Union of India.

•	Securities: Securities which can be issued through the QIP program are equity shares, non-convertible debt instruments along with warrants and convertible securities other than warrants (hereinafter referred to as “eligible securities”). A security which is convertible into or exchangeable with equity shares at a later date, may be converted or exchanged into equity shares at any time after allotment of security but not later than sixty months from the date of allotment. The eligible securities must be fully paid up at the time of allotment.

•	Investors/Allottees: The specified securities can be issued only to QIBs, as defined above. Such QIBs must not be promoters or related to promoters of the issuer, either directly or indirectly. Each placement of the eligible securities issued through the QIP program shall be on a private placement basis, in compliance with the requirements of the Companies Act and the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009. A minimum of 10% of the securities in each placement must be offered to mutual funds. If no mutual fund agrees to take up the minimum portion or any part thereof, such minimum portion or part thereof may be allotted to other QIBs.

•	Issue Size: The aggregate funds that can be raised through the QIP program in one financial year shall not exceed five times of the net worth of the issuer as of the end of its previous financial year.

•	Placement Document: The issuer shall prepare a placement document containing all the relevant and material disclosures. There will be no pre-issue filing of the placement document with SEBI. The placement document will be placed on the websites of the relevant Indian stock exchanges and of the issuer, with appropriate disclaimer to the effect that the placement is meant only for QIBs on a private placement basis and is not an offer to the public.

•	Pricing: The price of the shares issued under the QIP program must not be less than the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the two weeks preceding the relevant date. By an amendment to the ICDR Regulations in October 2012, SEBI permitted Indian companies to offer a discount of up to five (5) percent on the issue price. “Relevant date” has been defined to mean the date of the meeting in which the Board of the company or the Committee of Directors duly authorized by the Board of the company decides to open the proposed issue. The issue price for convertible instruments is subject to adjustment in case of corporate actions such as stock splits, rights issues and bonus issues.

Because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

PRINCIPAL SHAREHOLDERS

The following table provides information relating to the beneficial ownership of our equity shares for:

•	each of the executive officers named in the summary compensation table and each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons who is, to the extent known by us or ascertained from public filing, to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially Owned As of June 30, 2014		Shares Beneficially Owned As of June 30, 2013		Shares Beneficially Owned As of June 30, 2012
Name of Beneficial Owner	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding
Officers and Directors
Ajit Balakrishnan (1)(1A) (1B) (1C) (1D)	3,463,982	23.39%	3,463,982	23.39%	3,463,982	23.39%
Diwan Arun Nanda (1)	3,444,742	23.26%	3,444,742	23.26%	3,444,742	23.26%

All Directors and Officers as a Group (2 persons)	4,720,722	31.87%	4,720,722	31.87%	4,720,722	31.87%

Other shareholders holding more than 5% shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	14.85%	2,200,002	14.85%	2,200,002	14.85%
Draper India International	—	—	—	—	2,200,000	14.85%

Draper International India LP	21,78,000	14.71%	21,78,000	14.71%	—	—
Rediff.com India limited Employee Trust (1D)	1,015,000	6.85%	1,015,000	6.85%	1,015,000	6.85%
Edelweiss Finance and Investment Ltd (1E).	1,523,000	10.28%	1,523,000	10.28%	1,523,000	10.28%

Notes:

(1)	Includes 2,200,002 Equity Shares held by Rediffusion Holdings Private Limited, previously called Rediffusion Advertising Private Limited, of which Ajit Balakrishnan is a 50.0% shareholder and Director and Diwan Arun Nanda is a 50.0% shareholder and Director.

(1A)	Includes 144,540 Equity Shares held by Quintrol Technologies Private Limited, of which Ajit Balakrishnan is a director as well as a 99.9% stockholder.

(1B)	Includes 5,300 ADSs of the Company held by Mr. Ajit Balakrishnan.

(1C)	Includes 33,200 ADSs of the Company held by A B Technologies, LLC a New York limited liability company, with respect to which Mr. Balakrishnan holds a position as the Managing Member as well as 99.9% stockholder.

(1D)	The trustees of the trust consist of 3 executive officers of Rediff. Mr. Balakrishnan in his capacity as the Chairman of Rediff has the power to remove and appoint the trustees of the trust, and therefore may be deemed to be the beneficial owner of the shares owned by the trust. Mr. Balakrishnan disclaims beneficial ownership of the shares owned by the trust.

(1E)	Edelweiss Finance and Investment Ltd is wholly owned subsidiary of Edelweiss Financial Service Ltd in which Rashesh shah is a Chairman and Managing Director and holds 17.5% shareholding.

Sunil N. Phatarphekar, a director of the Company, holds 6,000 equity shares which resulted from the exercise of the stock options.

Ashok Narasimhan, a director of the Company, holds 6,000 equity shares which resulted from the exercise of the stock options.

Our ADSs are currently listed and traded on the NASDAQ Global Market and each ADS is represented by one-half of one Equity Share of par value of ₹5 per share.

Our ADSs are registered pursuant to Section 12(b) of the Securities Act. We have been informed by our depository that as of March 31, 2014, 9,295,956 ADSs were held by 24 record holders of ADRs in the United States.

TAXATION

Indian Tax

The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income-tax Act as amended by the Finance Act, 2013, including the special tax regime for ADSs contained in Section 115AC, as amended, and certain regulations implementing the Section 115AC regime. The Indian Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income-tax Act.

In the event there is any double taxation avoidance agreement between two states and an investor is a resident of either of the states, then to the extent the provisions of the Double taxation avoidance agreement are more favorable to the investor, under the Indian Income-tax Act, the provisions of the Double taxation avoidance agreement would prevail. However, the Finance Act, 2012 has introduced provisions relating to General Anti-Avoidance Rules (GAAR) under which certain arrangements could be declared to be an impermissible avoidance arrangement. The consequences of such arrangements include denial of a tax benefit or a benefit under a tax treaty. The provisions will be applicable from fiscal year 2015. The tax provisions discussed hereinafter are therefore subject to the provisions of GAAR.

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

Taxation of Distributions

Shareholders who receive dividends by a domestic company will not be subject to tax on the distribution if the company has paid the dividend distribution tax (the “DDT”). Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, we are required to pay taxes at a rate of 16.995%, including applicable surcharge and Education Cess, of the total dividend declared. The Finance (No.2) Bill, 2014 has proposed that tax on dividends to be distributed by domestic companies shall be computed on the grossed up amount of dividend instead of net amount paid. The proposed amendment will be applicable from 1 October 2014. If the company has not paid the DTT, the shareholder would be taxable at the applicable Indian Income-tax rates depending on the legal status of the shareholders.

Taxation on Sale of ADSs

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Taxation on Redemption of ADSs

In the present case, there is no conversion but redemption, i.e. receipt of shares over which the ADS holder has a pre-existing right, therefore there is no transfer and consequently, no capital gains.

Taxation on Sale of Equity Shares

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. Capital gains on sale of equity shares, which have been held for more than 12 months (measured from the date of advice of redemption of ADSs by the depositary in the case of non-resident sellers) are considered as long-term capital gains and generally taxable at the rate of 20%, except in the case of a sale of equity shares entered into on a recognized stock exchange in India and the transaction is chargeable to Securities Transaction Tax (“STT”). Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million). Surcharge at the rate of 5% would be applicable if the total income exceeds Rs. 10 crore (Rs. 100 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2014. In all the above cases, the amount of tax and surcharge, if any, would be increased by an Education Cess of 2% and Secondary and Higher Education Cess of 1% resulting in an aggregate Education Cess of 3%.

The Finance (No.2) Bill, 2014 has proposed to amend section 2(42A) of the Indian Income-tax Act to provide that an unlisted security and a unit of a mutual fund (other than equity oriented mutual fund) shall be a short-term capital asset if it is held for not more than 36 months.

The Bill further proposes to amend section 112 so as to grant concessional tax rate of 10% (plus applicable surcharge and cess) on long term capital gains to listed securities (other than unit) and zero coupon bonds. The proposed amendment will apply to assessment year 2015-16 and subsequent years.

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

During the period the underlying Equity Shares are held by non-resident investors on a transfer from our depositary upon redemption of ADSs, the provisions of the Double Taxation Avoidance Agreement entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of our Equity Shares.

Short-term capital gains realized on the sale of equity shares which are listed in India will be chargeable to tax at 15% provided the transaction of the sale is entered into in a recognized stock exchange in India and the transaction is charged to STT and the contract for the sale of the shares is settled by the actual delivery or transfer of those shares. Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million). Surcharge at the rate of 5% would be applicable if the total income exceeds Rs. 10 crore (Rs. 100 million). However, no surcharge is leviable on individuals or an association of persons for the fiscal year 2014. In all the above cases, the amount of tax and surcharge, if any, would be increased by cess of 3%.

Pursuant to Article 7(3) of the Scheme, in the case of companies listed in India, the purchase price of the equity shares would be the price of the equity shares prevailing on the Bombay Stock Exchange Limited (“BSE”) or the National Stock Exchange of India Limited (“NSE”) on the date the depositary gives notice to the custodian of the redemption of ADSs. However, no such provision is contained in the Indian Income-tax Act irrespective of the fact whether underlying shares are listed or not. Therefore, it is unlikely that the beneficial tax treatment prescribed under the Scheme would be available to the investor for the fiscal year 2014.

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

Taxation of dividends received from foreign company

Section 115BBD of the Indian Income-tax Act provides that dividends received by an Indian company from a specified foreign company shall be taxable @ 15% (plus applicable surcharge and cess) if such dividend is included in the total income for assessment year 2014-15.

The Finance (No. 2) Bill, 2014 proposes to extend the tax rate indefinitely without limiting it to a particular year. The proposed amendment will apply to assessment year 2015-16 and subsequent assessment years.

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

We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ended March 31, 2014. However, there is no guaranty that the Internal Revenue Service will agree with our determination. Moreover, we may become classified as a PFIC for one or more future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our goodwill and other unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy substantial amounts of cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.

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

Distributions

The gross amount of cash distributions with respect to the ADSs (or Equity Shares) will, upon receipt by the Depositary (or by you), be includible in your gross income as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid may generally be treated as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 20% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. There is currently a tax treaty in effect between the United States and India which the Secretary of Treasury has determined is satisfactory for these purposes and we believe we should be eligible for the benefits of the treaty. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or our Equity Shares.

An additional tax on net investment income imposed at a 3.8% rate will also apply to dividends received by certain individuals who meet specified income thresholds ($250,000 for joint returns).

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

Under the PFIC rules:

•	the gain or excess distribution would be allocated ratably over your holding period for ADSs or Equity Shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized, and any taxable year that you held our ADSs or our Equity Shares prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”), would be taxable as ordinary income; and

•	the amount allocated to each prior year, other than the current year and any pre-PFIC year, would be subject to (i) tax at the highest tax rate in effect for that year and (ii) an interest charge generally applicable to underpayments of tax based on the amount of the tax deferred during the time in which you owned ADSs or Equity Shares.

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

If you own ADSs or Equity Shares during any year that we are classified as a PFIC, subject to certain exception, you may be required to file an annual Internal Revenue Service Form 8621 that describes the distributions received on ADSs or Equity Shares and the gain realized on the disposition of ADSs or Equity Shares. You are urged to consult your tax advisor concerning the United States federal, state and local income tax consequences of acquiring, holding, and disposing of ADSs or Equity Shares.

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

Under the supervision and with the participation of our management, including our Chairman and Managing director and our Chief Financial Officer, our Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2014. In making this assessment, our management primarily used the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on such assessment, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2014.

Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2014.

Changes in Internal Controls over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells LLP (formerly Deloitte Haskins & Sells) , Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

	Fiscal year ended March 31,
	2012	2013	2014
	US$	US$	US$
Audit Fee	217,161	226,974	209,094
Tax Fees	24,979	12,915	3,295
Total	242,140	239,889	212,389

Audit fee represents the aggregate fees for Deloitte in connection with the audits of our annual integrated consolidated financial statements and statutory audit of Rediff. Tax fees primarily comprise fees for tax audit and permitted tax advisory services. Our Audit Committee charter requires us to obtain the prior approval of our Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any audit or non-audit services. We disclose to our Audit Committee the nature of services that are provided. All of the services provided by our principal accountants or their associated entities in the previous three fiscal years (since the emergence of the pre-approval rules), have been pre-approved by our Audit Committee.

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

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements in this annual report have been prepared in accordance with U.S. GAAP. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. The consolidated financial statements, including the notes to these financial statements, audited by Deloitte Haskins & Sells LLP, an independent registered public accounting firm, are set forth at the end of this annual report.

Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Reserve Bank of India publishes the exchange rate on each date. The published rate on March 31, 2014 was ₹60.10 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars has been performed using rates specified by the Reserve Bank of India.

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

Description of Share Capital

The following description of our share capital does not purport to be complete and is subject to and qualified in its entirety by the Company’s Articles of Association and Memorandum of Association, the provisions of the Companies Act, 2013 (“2013 Companies Act”), as currently in effect, and other applicable provisions of Indian law.

Share Capital

Our authorized share capital is 24,000,000 Equity Shares, par value ₹5 per share (after giving effect to our 2 for 5 reverse share split effective May 3, 2000). As of March 31, 2014, 13,795,178 Equity Shares were issued and outstanding.

The Equity Shares are our only class of share capital. However, our Amended and Restated Articles of Association and the 2013 Companies Act permit us to issue classes of securities in addition to the equity shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company.

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

Dividends

Under the Companies Act, 2013 (“2013 Companies Act”), unless our Board of Directors recommends the payment of dividends, we may not declare dividends. Similarly, under our Amended and Restated Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares. The SEBI has mandated that listed companies must declare dividends on a per share basis, so that there is clarity on the exact returns shareholders receive from equities on their equity ownership. Any dividend recommended by the Board of Directors subject to the limitations described above, will be distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. The Board of Directors may also declare interim dividends and the amount of dividends, including interim dividends, is required to be deposited in a separate bank account within five days from the date of declaration of such dividends. If such dividend, including interim dividend, has not been paid or claimed within 30 days of declaration of such dividend, we are required to transfer the total amount of dividend which remains unpaid or unclaimed within seven days of the expiry of the 30 day period, to a special bank account. Under the 2013 Companies Act if a dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to payment of the dividend, each director of the company, if he is knowingly a party to the default, will be punishable with imprisonment and also liable to fines. Pursuant to our Amended and Restated Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. With respect to Equity Shares issued during a particular fiscal year (including any Equity Shares underlying ADS issued to the Depositary in connection with the offering or in the future), cash dividends declared and paid for such fiscal year will be on a pari passu basis to the outstanding Equity Shares. Under the 2013 Companies Act, dividends can only be paid in cash to the registered shareholder (or to his order or his banker’s order) at a record date fixed on or prior to the annual general meeting.

Under the 2013 Companies Act, dividends and interim dividends may be paid out of profits of a company for that year arrived at after providing for deprecation or out of the profits of the company for any previous financial year or years arrived at after providing for deprecation. Before declaring a dividend, the 2013 Companies Act requires that we provide for depreciation in accordance with the provision therein and also transfer to our reserves such percentage of our profits as our Board may consider appropriate. The 2013 Companies Act further provides that, in the event of inadequacy or absence of profits in any year, dividends may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

•	the rate of dividend declared shall not exceed the average of the rates at which dividend was declared by the company in the three (3) years immediately preceding that year;

•	the total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of its paid-up share capital and free reserves as appearing in the latest audited financial statement; and

•	the balance of reserves after withdrawals shall not fall below 15.0% of the company’s paid up capital.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the 2013 Companies Act permits us to distribute an amount transferred from the general reserve or surplus in our profit and loss account to our shareholders in the form of bonus shares, which is similar to paying a stock dividend. The 2013 Companies Act also permits the issuance of bonus shares from a securities premium account. These bonus shares must be distributed to shareholders in proportion to the number of equity shares owned by them. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Preemptive Rights and Issue of Additional Shares

The 2013 Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a general meeting of the shareholders. For approval, this special resolution must be approved by a number of votes which is not less than three times the number of votes against the special resolution. The offer must include: (1) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (2) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted it is deemed to have been declined. Our Board of Directors is authorized under the 1956 Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the Company.

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

Voting Rights

At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total voting power or by those holding shares with an aggregate paid up capital of at least Rs.500,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

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

Pursuant to the Companies (Share Capital and Debentures) Rules, 2014, effective on and from April 1, 2014, a company limited by shares is authorized to issue shares with differential voting rights if the articles of association of the company so authorizes and the shares with differentials rights should not exceed twenty-six percent (26%) of the total post-issue paid up equity share capital. Our Amended and Restated Articles of Association do not authorize issuance of shares with differential voting rights.

Pursuant to Section 110 of the 2013 Companies Act, a company must pass certain corporate resolutions, as notified by the Central Government, only through postal ballot. Some of the resolutions that must be passed through postal ballot include alteration of main objects, buy-back of shares, issue of shares with differential voting rights, sale of an undertaking and variation of shareholder or debenture holder rights.

Holders of our ADS may exercise voting rights only through a depositary, unlike an owner of Equity Shares, who can exercise voting rights directly. An owner of ADS generally will have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the Equity Shares represented by the ADS. Owners of ADS have no rights pursuant to the 1956 Companies Act, under which we were incorporated, and are limited to those rights granted to them pursuant to the deposit agreement.

It is our expectation that our Depositary will forward notices of shareholders’ meetings to the ADS holders together with information explaining how to instruct the Depositary to exercise the voting rights on the Equity Shares represented by ADS. If the Depositary receives voting instructions from an owner of ADS on time, it will endeavor to vote the securities represented by those ADS in accordance with such voting instructions. In the event that voting takes place by a show of hands, the Depositary will cause the custodian to vote all deposited securities in accordance with the instructions received from owners of a majority of the ADS for which the Depository receives voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that holders of ADS will receive voting materials in time to enable them to return voting instructions to the Depository in a timely manner.

Register of Shareholders; Record Dates; Transfer of Shares

We maintain a register of shareholders. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The 2013 Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

Following the introduction of the Depositories Act, 1996, as amended, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, as amended, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 58 (1) of the 2013 Companies Act. Since we are a public limited company, the provisions of Section 58 (1) will apply to us. Our Articles currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 58 (4) of the 2013Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the National Company Law Tribunal constituted under Section 408 of the 2013 Companies Act. Pursuant to Section 59 (4) of the 2013 Companies Act, if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992 or the regulations issued there- under or the Indian Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the National Company Law Tribunal may, on application made by the company, a depository incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

Under the 2013Companies Act, unless the shares of a company are held in dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the 2013 Companies Act and the rules there-under together with delivery of the share certificates.

Disclosure of Ownership Interest

Section 89 of the 2013 Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to ₹50,000 and if the failure continues, with a fine of ₹1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 89 will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADS, investors who exchange ADS for the underlying Equity Shares will be subject to the restrictions of Section 89. The provisions of Section89 of the 2013 Companies Act do not, however, apply to a trustee holding shares of a company for the benefit of the beneficiaries of a trust.

Audit and Annual Report

At least 21 days before the annual general meeting of shareholders excluding the days of mailing and receipt, we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting. Under the 2013 Companies Act, we must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the annual general meeting with the Registrar of Companies (“RoC”) in Mumbai, which is in the State of Maharashtra, India. Our registered office is located in Mumbai. We must also file an annual return containing a list of our shareholders and other information, within 60 days of the conclusion of the meeting.

Pursuant to a green initiative, the RoC has permitted companies to effect service of documents to its members through an electronic mode, provided the company has obtained e-mail addresses of its members for sending the documents through e-mail. In cases where any member has not registered his e-mail address with the company, service of documents will be effected by other modes of service.

Company Acquisition of Equity Shares

A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions as laid down in the 2013 Companies Act. In addition, private and unlisted public companies such as ours, would have to continue to comply with the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999, notified by the Ministry of Law, Justice and Company Affairs of the Government of India on July 6, 1999 until updated, and public companies which are listed on a recognized stock exchange in India would have to comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are not listed on any recognized stock exchange in India, we would have to comply with the relevant provisions of the 2013 Companies Act and the Private Limited Company and Unlisted Public Limited Company (Buy-back of Securities) Rules, 1999.

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

EXHIBIT INDEX

Exhibit No.	Description of Document

*1.1	Articles of Association, as amended.

*1.2	Memorandum of Association, as amended.

*1.3	Certificate of Incorporation, as amended.

*2.1(a)	Form of Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depository Receipt).
**2.1(b)	Form of Amendment Number 1 to Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository Receipts issued thereunder.

*2.2	Rediff.com’s specimen certificate for equity shares.

*2.3	Amended and Restated Shareholder Rights Agreement dated February 24, 2000 between Rediff.com and the shareholders of Rediff.com.

***4.3	2002 Stock Option Plan.

****4.4	2004 Stock Option Plan.

*******4.5	2006 Employee Stock Option Plan.

********4.6	2006 ADR Linked Employee Stock Option Plan.

*4.7	Form of Indemnification Agreement.

*******4.8	Indemnification Agreement dated November 8, 2005 between Rediff.com and Sridar A. Iyengar.

*******4.9	Indemnification Agreement dated November 8, 2005 between Rediff.com and Ashok Narasimhan.

*******4.10	Indemnification Agreement dated November 8, 2005 between Rediff.com and Pulak Chandan Prasad.

*4.13	Letter Agreement dated December 28, 1998 between Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.

*4.14	Promoters Agreement dated January 9, 1996 between Ajit Balakrishnan and Diwan Arun Nanda.

†12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†13.1	Certification of Principal Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†13.2	Certification of Principal Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†15.1	Consent of Independent Registered Public Accounting Firm

†101	The following financial information from the Rediff.com India Limited Annual Report on Form 20-F for the year ended March 31, 2014 is formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-37376).
*	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2001.
**	Incorporated by reference to Exhibit (a)(i) to the Post Effective Amendment to Form F-6, filed on August 2,2012.
***	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2003.
****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on December 30, 2004.
*****	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2004.

******	Incorporated by reference to exhibits filed with the Registrant’s Form 6-K filed on November 9, 2005.

*******	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2006.

********	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2007.

†	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rediff.com India Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE HASKINS & SELLS LLP

Chartered Accountants

Mumbai, India

August 14, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rediff.com India Limited

Mumbai, India

We have audited the internal control over financial reporting of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2014 of the Company and our report dated August 14, 2014 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE HASKINS & SELLS LLP

Chartered Accountants

Mumbai, India

August 14, 2014

REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS

as of March 31, 2013 and 2014

	2013	2014
	US$	US$
Assets
Current Assets
Cash and cash equivalents	20,024,483	17,151,189
Trade accounts receivable (net of allowances of US$876,300 and US$618,054 as of March 31, 2013 and 2014, respectively)	3,766,743	3,137,099
Prepaid expenses and other current assets (See Note 4)	927,183	986,149
Total current assets	24,718,409	21,274,437
Property, plant and equipment – net (See Note 5)	5,780,172	3,571,222
Intangible assets, net (See Note 8)	1,922,502	-
Investments, at cost (See Note 6)	1,404,987	-
Recoverable taxes	2,978,558	1,149,031
Other non-current assets (See Note 9)	1,044,374	1,458,849
Total non-current assets	13,130,593	6,179,102
Total assets	37,849,002	27,453,539
Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities (See Note 10)	5,453,708	4,783,412
Customer advances and unearned revenues	1,509,095	1,772,273
Total current liabilities	6,962,803	6,555,685
Deferred tax liability (See Note 16)	185,982	-
Other non-current liabilities (See Note 11)	894,258	938,999
Total non-current liabilities	1,080,240	938,999
Total liabilities	8,043,043	7,494,684
Commitments and contingencies (See Note 24)
Shareholders’ Equity
Equity shares: par value – Rs.5, Authorized: 24,000,000 equity shares as of March 31, 2013 and 2014; Issued: 14,810,178 equity shares as of March 31, 2013 and 2014 and outstanding 13,795,178 equity shares as of March 31, 2013 and 2014	1,756,726	1,756,726

Additional paid-in-capital	131,714,364	132,195,927

Accumulated other comprehensive loss	(11,532,390)	(14,389,651)
Accumulated deficit	(87,706,136)	(95,177,542)
Treasury shares, at cost (See Note 12) (1,015,000 equity shares as of March 31, 2013 and 2014)	(4,426,605)	(4,426,605)
Total shareholders’ equity	29,805,959	19,958,855
Total liabilities and shareholders’ equity	37,849,002	27,453,539

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 For each of the years ended March 31, 2012, 2013 and 2014

	2012	2013	2014
	US$	US$	US$
Revenues
India Online	16,223,222	12,527,464	13,368,042
U.S. Publishing	3,719,044	3,131,240	2,752,755
Total revenues	19,942,266	15,658,704	16,120,797

Cost of revenues (excluding depreciation and amortization separately disclosed below)
India Online	8,241,612	7,470,935	8,330,948
U.S. Publishing	2,532,509	2,480,949	2,082,116
Total cost of revenues	10,774,121	9,951,884	10,413,064

Operating expenses
Sales and marketing	5,341,678	3,266,790	3,896,073
Product development	3,136,778	2,920,824	2,287,488
Depreciation and amortization	3,499,769	3,664,376	3,060,269
General and administrative	7,935,447	7,615,588	7,239,847
Goodwill Impairment (See Note 7)	—	2,000,000	-
Long-lived assets impairment (See Note 5 and 8)	—	—	1,590,371
Foreign exchange loss (gain), net	91,926	103,744	(26,003)
Total operating expenses	20,005,598	19,571,322	18,048,045
Operating loss	(10,837,453)	(13,864,502)	(12,340,312)

Other income (expense), net
Interest income	2,584,432	1,952,345	1,334,610
Interest income on income tax refunds	34,400	44,529	613,698
Promissory note impairment (See Note 9)	—	(1,100,000)	—
Gain on sale of investment (See Note 6)	—	—	2,740,940
Gain on sale of equity method investee	749,897	1,292,168	—
Miscellaneous income	72,769	125,679	26,884
Total other income, net	3,441,498	2,314,721	4,716,132

Loss before income taxes and equity in net loss of equity method investees	(7,395,955)	(11,549,781)	(7,624,180)
Income tax benefit (expense)	(65,555)	33,248	152,774
Equity in net earnings (loss) of equity method investees	(215,735)	84,310	—
Net loss	(7,677,245)	(11,432,223)	(7,471,406)

(Loss) earnings per share – basic	(0.558)	(0.828)	(0.542)
(Loss) earnings per share – diluted	(0.558)	(0.828)	(0.542)

(Loss) earnings per ADS – (where 2 ADSs represent 1 equity share) – basic	(0.279)	(0.414)	(0.271)

(Loss) earnings per ADS – (where 2 ADSs represent 1 equity share) – diluted	(0.279)	(0.414)	(0.271)
Weighted average number of equity shares – basic	13,758,635	13,795,178	13,795,178
Weighted average number of equity shares – diluted	13,758,635	13,795,178	13,795,178

Other comprehensive income (loss)
Foreign currency translation adjustment and total other comprehensive income (loss)	(5,841,093)	(2,254,312)	(2,857,261)

Comprehensive loss attributable to shareholders	(13,518,338)	(13,686,535)	(10,328,667)

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For each of the years ended March 31, 2012, 2013 and 2014

						Treasury shares
	Equity shares		Additional	Accumulated other		(Equity shares held by controlled trust)		Total
	Number of shares	Equity share capital US$	paid-in- capital US$	comprehensive income (loss) US$	Accumulated deficit US$	No of shares	US$	shareholders’ equity US$
Balance as of March 31, 2011	14,615,800	1,735,105	128,827,344	(3,436,985)	(68,596,668)	(1,015,000)	(4,426,605)	54,102,191
Stock-based compensation			787,874					787,874

Net loss					(7,677,245)			(7,677,245)
Foreign currency translation adjustment				(5,841,093)				(5,841,093)
Stock option exercised	194,378	21,621	1,343,056					1,364,677
Balance as of March 31, 2012	14,810,178	1,756,726	130,958,274	(9,278,078)	(76,273,913)	(1,015,000)	(4,426,605)	42,736,404
Stock-based compensation			756,090					756,090

Net loss					(11,432,223)			(11,432,223)
Foreign currency translation adjustment				(2,254,312)				(2,254,312)
Balance as of March 31, 2013	14,810,178	1,756,726	131,714,364	(11,532,390)	(87,706,136)	(1,015,000)	(4,426,605)	29,805,959
Stock-based compensation			481,563					481,563
Net loss					(7,471,406)			(7,471,406)
Foreign currency translation adjustment				(2,857,261)				(2,857,261)
Balance as of March 31, 2014	14,810,178	1,756,726	132,195,927	(14,389,651)	(95,177,542)	(1,015,000)	(4,426,605)	19,958,855

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the years ended March 31,

	2012	2013	2014
	US $	US $	US $
Cash flows from operating activities
Net loss	(7,677,245)	(11,432,223)	(7,471,406)

Adjustments to reconcile net loss to net cash generated from operating activities:
Gain on sale of investment in equity method investee	(749,897)	(1,292,168)	—
Goodwill impairment	—	2,000,000	—

Long-lived assets impairment	—	—	1,590,371
Gain on sale of investment	—	—	(2,740,940)
Equity in net loss (earnings) of equity method investees	215,735	(84,310)	—
Depreciation and amortization	3,499,769	3,664,376	3,060,269
Allowances / (write-back) for doubtful trade accounts	37,700	(48,580)	190,493
Promissory note impairment	—	1,100,000	—
Loss (profit) on sale of property, plant and equipment	5,165	(1,701)	(460)
Stock-based compensation expense	787,874	756,090	481,563
Unrealized exchange loss (gain)	117,952	11,808	146,784
Changes in assets and liabilities:
Trade accounts receivable	158,828	2,104,717	116,034
Prepaid expenses and other current assets	119,836	449,452	9,215
Accounts payable, accrued liabilities and other liabilities	(1,961,862)	1,156,450	(78,956)
Customer advances and unearned revenues	688,625	(621,397)	377,713
Recoverable taxes	(61,155)	(193,869)	1,531,255
Other non-current assets	(384,871)	(109,196)	(44,772)
Net cash used in operating activities	(5,203,546)	(2,540,551)	(2,832,837)

Cash flows from investing activities
Payments to acquire property, plant and equipment	(5,379,475)	(1,903,229)	(1,472,422)
Purchase of investment	—	(104,987)	—
Sale of investment in equity method investee	937,866	1,452,944	—
Sale of investment	—	—	3,531,935
Proceeds from sale of property, plant and equipment	17,986	7,594	7,735
Net cash generated from / (used in) investing activities	(4,423,623)	(547,678)	2,067,248

Cash flows from financing activities
Proceeds from issue of shares	1,364,677	—	—
Net cash generated from financing activities	1,364,677	—	—
Net decrease in cash and cash equivalents	(8,262,492)	(3,088,229)	(765,589)
Cash and cash equivalents at the beginning of the year	36,922,125	24,545,839	20,024,483
Effect of exchange rate changes on cash and cash equivalents	(4,113,794)	(1,433,127)	(2,107,705)
Cash and cash equivalents at the end of the year	24,545,839	20,024,483	17,151,189

Supplementary cash flow information:
Income taxes paid	492,682	448,393	358,587

Supplementary disclosure of non-cash investing activity:
Payables for purchase of property, plant and equipment	30,074	204,638	2,940

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and business

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

During the fiscal year ended March 31, 2014, Rediff opened a branch office in the United States of America. Its prime objective is to facilitate and expand the online advertising business in USA.

Rediff with its branch and subsidiaries (“the Company”) is in the business of providing online internet based services, focusing on India and the global Indian community. Its websites consists of channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and mobile value-added services to mobile phone subscribers in India. The Company also enables its customers to insert localized advertisements on national television channels by providing a platform to create an advertisement and prepare a media plan. Additionally, the Company publishes two weekly newspapers, ‘India Abroad’ and ‘India in New York’, in North America.

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

India Online business

India Online business includes revenues from advertising, sponsorship and fee based services. Advertisement and sponsorship income is derived from customers who advertise on the Company’s website or from targeted advertisement - direct links from the Company’s website, targeted emails to Rediffmail subscribers and advertising slots to regional advertisers. Fee based services include e-commerce, subscription services and mobile value-added services. E-commerce revenues primarily consist of commission earned on sale of items to customers who shop online while subscription services consist of subscriptions received for using e-mail and other subscriber services. Mobile value-added services include revenues derived from providing value added short messaging services and other related products to mobile phone users.

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

E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company’s online store. Customers directly place orders with vendors through the Company’s website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/debit card or cheques, or whether the payment is to be made by the customer on cash-on-delivery (“COD”) basis. The vendor then dispatches the products to the customers. The vendor sends a periodic summary of the transactions executed for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin, commission and costs. The Company recognizes as revenues the commission earned on these transactions and shipping costs recovered from customers. The Company provides incentives to its customers in the form of coupons and promo codes. These incentives are treated as reductions in revenue and in cases where such incentives exceed the commission amount, the excess is recognized as cost of revenue. Subscription service revenues primarily include income from various paid e-mail and other service products for the Company’s registered user base. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscription.

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

Property, plant and equipment are stated at cost less accumulated depreciation. The Company computes depreciation for all property, plant and equipment using the straight-line method so as to expense the costs over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

Furniture and fixtures	10 years
Computer equipment and software	1 to 3 years
Office equipment	3 to 10 years
Vehicles	8 years
Leasehold improvements	6 years
Website development costs	3 to 5 years

Capital work-in-progress is not depreciated until the construction and installation of the asset is complete, and the asset is available for use.

(i)	Website development costs

Costs incurred in the operations stage that provides additional functions or features to the Company’s website are capitalized. The estimated useful life is evaluated for each specific project and ranges from three to five years. Maintenance expenses or costs that do not result in significant new features or functions are expensed as product development costs.

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

For the purposes of presenting the consolidated financial statements, Rupees have been converted into US dollars for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly weighted-average exchange rate. The gains or losses resulting from such translation are reported as other comprehensive income or loss.

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

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Interest income on repayment of income taxes is presented separately in the statement of comprehensive loss as an element of other income (expense), net.

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

In 2013, the FASB issued a new accounting standard that will require the presentation of certain unrecognized tax benefits as reductions to deferred tax assets rather than as liabilities in the Consolidated Balance Sheets when a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward exists. The new standard requires adoption on a prospective basis in the first quarter of 2015, however, early adoption is permitted. The Company does not anticipate that this adoption will have a significant impact on its financial position, results of operations, or cash flows.

In May 2014, the FASB issued accounting standard update on revenue from contracts with customers. This update clarifies the principles for revenue recognition in transactions involving contracts with customers. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company has not yet evaluated what impact, if any, the adoption of this guidance may have on our financial condition, results of operations, or disclosures.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprise:

	As of March 31,
	2013	2014
	US$	US$
Prepaid expenses	616,327	513,348
Supplier advances	106,143	193,871
Rent deposits	63,799	39,434
Other advances and deposits	70,137	38,122
Loans to employees	70,529	48,927
Amount receivable on sale of investment (See Note 6)	-	152,447
Others	248	-
Total	927,183	986,149

5.	Property, Plant and Equipment

Property, plant and equipment comprise:

	As of March 31,
	2013	2014
	US$	US$
Furniture and fixtures	473,115	367,004
Computer equipment and software	25,966,628	17,673,543
Office equipment	405,394	275,013
Vehicles	281,016	251,362
Leasehold improvements	646,925	444,467
Website development costs	3,452,526	4,110,523
Property, plant and equipment – at cost	31,225,604	23,121,912
Less: Accumulated depreciation and amortization	(26,344,562)	(20,160,336)
	4,881,042	2,961,576
Capital work-in-progress	899,130	609,646

Property, plant and equipment – net	5,780,172	3,571,222

In fiscal 2014, the Company has recognized an impairment loss of US$199,621 mainly in respect of computer equipment relating to its subsidiary Vubites (see note 8). Additionally, in fiscal 2014, the Company abandoned an application related project included in ‘Capital work-in-progress’ and as a result impaired an amount of US$39,380.

In the fiscal years 2012, 2013 and 2014, the Company incurred depreciation and amortization expense of US$3,028,924, US$3,249,417 and US$2,688,989 respectively.

6.	Investments

Investment, cost method

During the fiscal year ended March 31 2014, the Company sold its investment in Runa Inc. for a total consideration of US$4,145,927 and recognized a gain of US$2,740,940. An amount of US$ 613,992 of the total consideration has been held in escrow for certain representations and warranties contained in the sale agreement. These representations and warranties have been assessed as accurate and the fair value of any obligation resulting from these representations and warranties is insignificant. Of the total amount held in escrow US$ 152,447 and US$ 461,545 are recoverable by October, 2014 and April, 2015 respectively.

Investments in equity interest

The Company’s investments in equity method investees interest were as follows:

Percent of ownership of equity shares
Tachyon Technology Private Limited (Impaired in fiscal 2011)	26%
Imere Technology Private Limited (up to October 8, 2012)	44%
Eterno Infotech Private Limited (Up to December 19, 2011)	43%
Bigslick Infotech Private Limited (Impaired in fiscal 2010)	37%

The following table presents financial information for equity method investees:

	For years ended March 31,
	2012	2013#	2014
	US$	US$	US$
Revenues	362,280	320,005	—
Total costs	700,337	72,910	—
Profit (loss) from operations	(338,057)	247,095	—
Earnings (loss) attributable to Rediff*	(215,735)	84,310	—

#	Information provided for the period ended October 8, 2012, relates to Imere Technology Private Limited which was sold as on same date.

*	Company’s share of profit (loss) of the equity method investee has been determined after giving effect to the subsequent amortization on account of fair value adjustments made for the identifiable intangible assets of the equity method investees as at the date of acquisition.

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

The changes in the carrying amount of goodwill for the fiscal years ended March 31, 2013 and 2014 were as follows:

	For the year ended March 31,
	2013			2014
	Gross	Accumulated impairment	Net	Gross	Accumulated impairment	Net
	US$	US$	US$	US$	US$	US$
As at beginning of the year	10,515,168	8,515,168	2,000,000	10,515,168	10,515,168	—
Impairment	—	2,000,000	2,000,000	—	—	—
As at end of the year	10,515,168	10,515,168	—	10,515,168	10,515,168	—

In fiscal year 2013, the Company recognized a goodwill impairment loss of US$2,000,000. The impairment was on account of the weakness in the publishing industry which resulted in reduction of the US publishing business’s projected operating results and estimated future cash flows. The Company used an income-based valuation approach to determine the fair value of the reporting unit by estimating the present value of future cash flows after considering current economic conditions and trends, estimated future operating results and growth rates.

8.	Intangible assets, net

The following table summarizes the carrying amount of intangible assets:

	As of March 31, 2013
	Gross carrying value	Accumulated amortization	Impairment loss	Net carrying value
	US$	US$	US$	US$
Customer contracts	13,684	10,642	-	3,042
Intellectual property	2,879,190	959,730	-	1,919,460
Total intangible assets, net	2,892,874	970,372	-	1,922,502

	As of March 31, 2014
	Gross carrying value	Accumulated amortization	Impairment loss	Net carrying value
	US$	US$	US$	US$
Customer contracts	12,383	12,383	-	-
Intellectual property	2,605,644	1,254,274	1,351,370	-
Total intangible assets, net	2,618,027	1,266,657	1,351,370	-

Customer contracts and intellectual property are amortized on a straight line basis over a period of three and seven years, respectively. The Company recognized amortization expense of intangible assets of US$470,845, US$414,959 and US$371,280 in fiscal 2012, 2013 and 2014 respectively.

The impairment loss relates to the Company’s subsidiary Vubites which enables businesses to advertise locally (targeted advertising in local and specific cities in India) on national television channels. Vubites offers web based tools for small businesses to create low cost advertisement for television broadcast. This business is dependent on effective splicing and sale to local businesses in different cities of broadcasting spots purchased from national television channels. The impairment resulted from similar targeted advertising services now being offered directly by the television channels and on account of aggressive sales and marketing strategy launched by competitors which have provided them with deeper market access. The fair value of the reporting unit is insignificant.

9.	Other non-current assets

Other non-current assets comprise:

	As of March 31,
	2013	2014
	US$	US$
Prepaid expenses	187,176	177,659
Rent deposits	825,055	767,616
Loans to employees	32,143	52,029
Amount receivable on sale of investment (See Note - 6)	—	461,545
Total	1,044,374	1,458,849

The Company had subscribed to convertible promissory notes (referred to as the “notes”) issued by Examville.com LLC, for total cash consideration of US$1,100,000. During the year ended March 31, 2013, the Company recorded an other than temporary impairment loss of US$1,100,000 because the Company did not expect to recover the carrying amount.

10.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise:

	As of March 31,
	2013	2014
	US$	US$
Accounts payable	1,592,630	1,637,008
Accrued expenses	2,141,812	1,500,002
Taxes payable	217,460	369,314
Employee incentive payable	145,549	155,281
Other employee payables	1,290,289	1,056,857
Other current liabilities	65,968	64,950
Total	5,453,708	4,783,412

11.	Other non-current liabilities

Other non-current liabilities comprise:

	As of March 31,
	2013	2014
	US$	US$
Unearned revenues	217,021	320,977
Retirement benefits	479,799	466,280
Other liabilities	197,438	151,742
Total	894,258	938,999

12.	Shareholders’ equity

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

13.	Sales and marketing

Sales and marketing expense includes advertising cost of US$1,650,747, US$92,135 and US$313,336 for the fiscal years ended March 31, 2012, 2013 and 2014 respectively.

14.	Related party transactions

The Company’s principal related parties are its founder shareholders, directors and companies that the founder shareholders and directors control. The Company enters into transactions with such related parties in the normal course of business. Related party transactions and balances, are as follows:

Product Development Expenses

During the fiscal years ended March 31, 2012 and 2013, the Company incurred product development expenses (including amount capitalized) of US$137,490 and US$95,395, respectively, on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.

Trade account receivables write off

During the fiscal year ended March 31, 2013, the Company wrote off US$206,974 trade account receivables from Edelweiss Capital Services Ltd, in which a director of Rediff is shareholder and director, against the recorded allowance. The allowance for trade account receivables was recorded in the year ended March 31, 2012.

Investment

During the fiscal year ended March 31, 2013, the Company subscribed to rights issued by Runa Inc. and by means of the exercise of those rights purchased shares in Runa Inc. for US$104,987. A director of the Company is a shareholder and key member of the management personnel of Runa Inc.

Balances with related parties include:

	As of March 31,
	2013	2014
	US$	US$

Accounts payable for product development expense	14,709	—

15.	Retirement Benefits

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

The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2012, 2013 and 2014. The measurement date used is March 31 of the relevant fiscal year.

	2012	2013	2014
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	434,594	446,146	527,512
Actuarial (gain) loss	(10,478)	14,941	(60,402)
Service cost	78,983	75,039	75,405
Interest cost	41,987	44,025	46,086
Benefits paid	(39,297)	(26,382)	(27,314)
Effect of exchange rate changes	(59,643)	(26,257)	(49,781)
Benefit obligation at the end of the year	446,146	527,512	511,506
Current – (included in other employee payable)	36,885	47,713	45,226
Non-current – (included in retirement benefits)	409,261	479,799	466,280

Accumulated benefit obligation was US$290,852 and US$292,701 as of March 31, 2013 and 2014 respectively.

Net gratuity cost for the years ended March 31, 2012, 2013 and 2014 comprise of the following:

	2012	2013	2014
	US$	US$	US$
Service cost	78,983	75,039	75,405
Interest cost	41,987	44,025	46,086
Recognized net actuarial (gain) loss	(10,478)	14,941	(60,402)
Net gratuity cost	110,492	134,005	61,089

The assumptions used in accounting for gratuity in the years ended March 31, 2012, 2013 and 2014 were as follows:

	2012	2013	2014
Discount rate	9.24%	8.75%	9.60%

Rate of increase in compensation	7.00%	7.00%	7.00%

The following benefit payments, which reflect expected future services, as appropriate are expected to be paid

Year ending March 31,	US$
2015	45,225
2016	45,108
2017	140,599
2018	55,641
2019	73,910
2020-2024	528,270

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation as of March 31, 2014.

Provident Fund

Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$279,396, US$259,684 and US$228,075 for the years ended March 31, 2012, 2013 and 2014, respectively.

16.	Income Taxes

The components of income before income taxes and equity in net earnings of equity method investees are as follows:

	2012	2013	2014
	US$	US$	US$
– Domestic	(6,422,577)	(7,177,897)	(9,264,032)
– Foreign	(973,378)	(4,371,884)	1,639,852
Loss before income taxes and equity in net loss (earning) of equity method investee	(7,395,955)	(11,549,781)	(7,624,180)
Current income tax expense (benefit)	65,555	(33,248)	(152,774)

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in the statements of comprehensive loss is as follows:

	2012	2013	2014
	US$	US$	US$
Loss before income taxes and equity in net loss (earning) of equity method investee	(7,395,955)	(11,549,781)	(7,624,180)
Indian statutory income tax rate	32.445%	32.445%	33.990%

Expected income tax expense (benefit)	(2,399,618)	(3,747,327)	(2,591,459)

Tax effect of:–
Adjustments to reconcile expected income tax expense to reported income tax expense:
Employee stock-based compensation	298,428	245,313	163,683
Valuation allowance recognized during the year	2,337,757	3,060,830	1,998,669
Goodwill impairment	—	648,900	—
Tax in foreign jurisdictions	(52,715)	(142,710)	262,459
Earnings (loss) of equity method investees	(69,995)	27,354	—
Others	(48,302)	(125,608)	13,874
Income tax expense (benefit)	65,555	(33,248)	(152,774)

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2013	2014
	US$	US$

Net operating loss carry forwards	7,062,788	7,262,789
Depreciation and amortization	4,358,969	5,573,817
Allowances for doubtful accounts receivables	343,500	218,415
Employee benefits	322,573	320,564
Minimum alternate tax credit	314,764	284,859
Loss of equity method investees	270,527	256,483
Gross deferred tax assets	12,673,121	13,916,927
Valuation allowance	(12,673,121)	(13,916,927)
Deferred tax assets	—	—

Deferred tax liability:
Intangible assets	185,982	-

	As of March 31,
	2013	2014
	US$	US$
Net Deferred tax liability	185,982	-

Movements in valuation allowance:

	As of March 31,
	2013	2014
	US$	US$
Balance as at beginning of the year	10,783,227	12,673,121
Valuation allowance recognized during the year	3,060,830	1,998,669
Expired net operating carry forward losses	(811,255)	-
Reduction in deferred tax asset and corresponding valuation allowance pertaining to earlier years	—	(44,777)
Reduction on account of unrecognized tax benefit	5,010	3,020
Effect of currency translation	(364,691)	(713,106)
Balance as at end of the year	12,673,121	13,916,927

Rediff’s net operating loss carry forwards aggregating approximately US$11,011,441 as of March 31, 2014 will expire between April 2014 and March 2020.

As of March 31, 2014, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$3,033,000, which expire in years 2021 through 2031.

As of March 31, 2014, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$4,014,000 for federal income tax purposes, which expire in years 2020 through 2032.

Rediff’s unabsorbed depreciation of US$15,915,398 can be indefinitely carried forward.

Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that a valuation allowance is required for each of the periods presented.

Recoverable taxes mainly consist of withholding tax on income from advertising services and interest income, which the Company claimed as refund.

A reconciliation of the beginning and ending amount of unrecognized tax benefits during the fiscal years ended March 31, 2013 and 2014 is as follows:

	2013	2014
	US$	US$
Unrecognized tax benefits balance at beginning of the year	21,224	5,481
Gross decrease for tax positions of prior years	(14,483)	(1,185)
Effect of currency translation	(1,260)	(576)
Unrecognized tax benefits balance at end of the year	5,481	3,720

The Company’s two major tax jurisdictions are India and the U.S. In India, tax returns from fiscal year 2010 are subject to examination by the direct taxing authority. The assessments for fiscal year 2000 onwards are subject matters of appeals with the direct taxing authorities. The Company’s U.S. federal and state tax returns pertaining to fiscal year 2012 onwards remains subject to examination in accordance with the statute of limitation prescribed by the relevant authorities.

17.	Segments

The chief operating decision maker’s (Rediff’s Chairman and Managing Director) allocates resources to and assess the performance of the segments of the Company. The chief operating decision maker evaluates segment performance primarily by results of the segment before operating expenses.

The Company has two operating segments, namely, the India Online business and the U.S. Publishing business.

(i)	India Online business primarily includes revenues from advertising and fee-based services. Advertising includes revenues mainly from display and performance based advertising and to a lesser extent from sponsorships. Fee-based services include revenues from online shopping, subscription services and mobile value-added services.
(ii)	US Publishing business primarily includes revenues from advertisement on the Rediff India Abroad website and revenues from the print newspapers, India Abroad and India in New York.

Following are the segment results and segment assets for the years ended March 31, 2012, 2013 and 2014.

	2012			2013			2014
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	12,517,461	3,462,646	15,980,107	8,485,560	2,872,638	11,358,198	8,161,964	2,534,345	10,696,309
Fee based services	3,705,761	256,398	3,962,159	4,041,904	258,602	4,300,506	5,206,078	218,410	5,424,488
Total revenues	16,223,222	3,719,044	19,942,266	12,527,464	3,131,240	15,658,704	13,368,042	2,752,755	16,120,797

Cost of revenues (excluding depreciation and amortization)	8,241,612	2,532,509	10,774,121	7,470,935	2,480,949	9,951,884	8,330,948	2,082,116	10,413,064
Segment Results	7,981,610	1,186,535	9,168,145	5,056,529	650,291	5,706,820	5,037,094	670,639	5,707,733
Segment Assets	44,457,954	3,483,912	47,941,866	35,577,371	820,713	36,398,084	24,960,743	2,447,659	27,408,402

Capital expenditure	5,375,763	33,786	5,409,549	2,105,552	2,315	2,107,867	1,469,037	6,325	1,475,362
Depreciation/amortization	3,490,725	9,044	3,499,769	3,651,816	12,560	3,664,376	3,054,173	6,096	3,060,269

The following is a reconciliation of the segment results to (loss) income before income taxes of the Company for the years ended March 31, 2012, 2013 and 2014.

	2012	2013	2014
	US$	US$	US$

Segment result	9,168,145	5,706,820	5,707,733
Operating expenses (including depreciation and amortization)	(20,005,598)	(19,571,322)	(18,048,045)
Other income, net	3,441,498	2,314,721	4,716,132
Net loss before income taxes and equity in net earnings (loss) of equity method investees	(7,395,955)	(11,549,781)	(7,624,180)

The following is a reconciliation of the segment assets to the total assets as at March 31, 2013 and 2014.

	As at March 31,
	2013	2014
	US$	US$
India Online business	35,577,371	24,960,743
US Publishing business	820,713	2,447,659
Total segment assets	36,398,084	27,408,402
Investment, at cost	1,404,987	—
Rediff.com India Employee trust	45,931	45,137
Total assets	37,849,002	27,453,539

Revenues are attributed to individual countries according to the location of the customers.

Revenues derived from external customers are as follows:

	Years ended March 31,
	2012	2013	2014
	US$	US$	US$
United States and Canada	3,382,387	3,030,249	3,314,354
India	16,078,008	12,241,845	12,176,561
Rest of the world	481,871	386,610	629,882
Total revenues	19,942,266	15,658,704	16,120,797

No single customer accounted for 10 percent or more of the total revenues for the years ended March 31, 2012, 2013 and 2014.

Long-lived assets by location are as follows:

	As of March 31,
	2013	2014
	US$	US$
United States and Canada	45,063	5,912
India	7,657,611	3,565,310
Total	7,702,674	3,571,222

18.	Concentration of credit risk

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

The Company performs ongoing evaluations to determine customer credit limit, but no collateral is required. In 2013 and 2014, approximately 85% and 89% of our accounts receivable were derived from revenues earned from customers located in India. The majority of the customers outside India are located in the United States.

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

A summary of option activity under the 2002 ESOP plan as of March 31, 2014, and changes during the year then ended is presented below:

Options	Number of Options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2013	16,500	17.69
Expired	4,750	14.76
Outstanding as at March 31, 2014	11,750	18.88	5.3	—
Exercisable as at March 31, 2014	8,000	17.38	4.3	—

The total grant date fair value of stock options vested during the year ended March 31, 2013 and 2014 were US$78,645and US$123,585. There were no vesting during the year ended March 31, 2012.

The weighted average grant date fair value of options granted during the year ended March 31, 2012 was US$14.98. There were no options granted during the years ended March 31, 2013 and 2014. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$912,558. There were no options exercised during the years ended March 31, 2013 and 2014.

Cash received from option exercises under the 2002 Stock Option Plan for the year ended March 31, 2012 was US$243,234.

As of March 31, 2014, there was US$29,798 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 1.31 years. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

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

A summary of option activity under the 2004 ESOP plan as of March 31, 2014, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2013	135,112	11.41
Forfeited	3,875	5.52
Outstanding as at March 31, 2013	131,237	11.59	2.5	—
Exercisable as at March 31, 2014	131,237	11.59	2.5	—

The total grant date fair value of stock options vested during the year ended March 31, 2012, 2013 and 2014 was US$705,890, US$108,481 and US$53,126, respectively.

There were no options granted during the years ended March 31, 2012, 2013 and 2014. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$1,230,857. There were no options exercised during the years ended March 31, 2013 and 2014.

Cash received from option exercises under the 2004 Stock Option Plan for the year ended March 31, 2012 was US$912,310.

As of March 31, 2014, there was no non-vested options and hence, no unrecognized option cost related to non-vested stock options granted under the plan.

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

A summary of option activity under the 2006 ESOP plan as of March 31, 2014, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2013	505,813	8.50
Granted	1,500	4.76
Forfeited	16,750	5.01
Outstanding as at March 31, 2014	490,563	8.54	4.9	794,902
Exercisable as at March 31, 2014	442,938	8.84	4.6	693,207

The total grant date fair value of stock options vested during the year ended March 31, 2012, 2013 and 2014 was US$873,798, US$1,542,072 and US$967,248 respectively.

The weighted-average grant-date fair value of options granted during the year ended March 31, 2012, 2013 and 2014 was US$12.86, US$Nil and US$3.76 for each option, respectively. The total intrinsic value of the options exercised during the year ended March 31, 2012 was US$670,998. There were no stock options exercised during the years ended March 31, 2013 and 2014.

Cash received from option exercises under the 2006 Stock Option Plan for the year ended March 31, 2012 was US$209,133.

As of March 31, 2014, there was US$394,481 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of1.1 years. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2012	2013	2014
Dividend yield	0%	—	0%
Expected term	5.5 – 7 years	—	5.5 – 7 years
Risk free interest rates	1.23% – 2.84%	—	0.71% - 1.14%
Expected volatility	78.36% – 81.98%	—	81.27% - 86.68%

Expected volatilities are based on the historical volatility of the Company’s stock. The expected term of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Total stock-based compensation cost recognized under the various employee stock option plans were US$787,874, US$756,090 and US$481,563 for the year ended March 31, 2012, 2013 and 2014 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2012	2013	2014
	US$	US$	US$
Cost of revenues	60,224	50,151	17,425
Sales and marketing	138,930	122,316	119,653
Product development	385,737	321,473	207,400
General and administrative	202,983	262,150	137,085

20.	Earnings (loss) per share and ADS

For the years ended March 31, 2012, 2013 and 2014, the following table sets forth the computation of basic and diluted earnings per share and ADS:

		Year ended March 31,
		2012		2013		2014
Net loss		US$	(7,677,245)	US$	(11,432,223)	US$	(7,471,406)
Weighted average equity shares for basic and diluted earnings (loss) per share			13,758,635		13,795,178		13,795,178
Earnings /(loss) per share	– basic		(0.558)		(0.828)		(0.542)
	– diluted		(0.558)		(0.828)		(0.542)
Earnings / (loss) per ADS	– basic		(0.279)		(0.414)		(0.271)
	– diluted		(0.279)		(0.414)		(0.271)

Potentially dilutive shares relating to outstanding employee stock option aggregating 324,027, 140,247 and 124,214 as at March 31, 2012, 2013 and 2014, respectively have been excluded from the computation of diluted earnings per share for these periods as their effect was anti-dilutive.

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

22.	Allowance for doubtful trade accounts receivables

Description	Balance at Beginning of year	Expense / (Reversal)	Bad debts written off	Effect of exchange rate changes	Balance at end of year
	US$	US$	US$	US$	US$
Fiscal 2014	876,300	190,493	(420,018)	(28,721)	618,054
Fiscal 2013	3,200,434	(48,580)	(2,106,011)	(169,543)	876,300
Fiscal 2012	4,022,664	37,700	(423,245)	(436,685)	3,200,434

23.	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximate their fair values due to the short- term nature of these instruments.

As mentioned in Note 7, the Company’s US publishing business reporting unit was measured at fair value of US$6.35 million on a non-recurring basis, using level 3 — unobservable inputs, for annual goodwill impairment test. Accordingly, the Company recorded an impairment charge of US$2,000,000 on December 31, 2012.

Estimation of fair value of financial instrument relies on management judgment; however there are inherent uncertainties in any estimation technique. Therefore, for substantially all financial instruments, the fair values are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of March 31, 2014. The estimated fair value amounts as of March 31, 2014 have been measured as of this date, and have not been re-evaluated or updated for purposes of these consolidated financial statements.

24.	Commitments and contingencies

As of March 31, 2014 and 2013, the Company has commitment for purchase of computer equipment and cost to develop internal use software aggregating US$774,735 and US$675,458, respectively.

Commitment relating to operating leases is as below:

The Company leases office premises and residential apartments for employees under various operating leases. Certain of these arrangements have free or escalating rent payment provisions. The Company recognized rent expense under such arrangements on a straight-line basis. Operating lease expense that has been included in the determination of the net income is as follows:

	Years ended March 31,
	2012	2013	2014
	US$	US$	US$
Office premises	778,364	726,893	700,402
Residential apartments for employees	102,725	104,557	81,308
Total operating lease expense	881,089	831,450	781,710

The minimum annual lease commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

For the year ending March 31,	US$
2015	525,791
2016	308,732
2017	231,058
2018	237,989
2019	40,753

Litigation and Other Legal Matters

Action Relating to Access to Pornographic Material

On June 21, 2000, Rediff, certain of its current and then directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as defendants in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, who was then a 22 year old student, before the Judicial Magistrate, First Class, Pune, India, alleging commission of an offence, under Section 292 of the IPC for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The RCC Complaint alleged that Rediff, through its website “www.rediff.com”, provided a search facility that enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order on the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against Rediff and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000) by the aforementioned defendants, seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition has been admitted by the High Court of Mumbai. While Rediff believes that the lawsuit is without merit, and that it and its directors have a valid defense to the charges, in the event that it is unsuccessful in its defense, Rediff and its directors may face both criminal penalties and monetary fines or damages.

Under Indian law, any person who publishes or transmits or causes to be published in the electronic form, any material which is lascivious or appeals to the prurient interest or if its effect is such as to tend to deprave and corrupt persons who are likely, having regard to all relevant circumstances, to read, see or hear the matter contained or embodied in it, shall be punished (i) for the first conviction, with imprisonment of up to five years and with a fine of up to Rs.100,000 (approximately US$1,700); and (ii) in the event of a second conviction, with imprisonment of up to ten years and with a fine of up to Rs.200,000 (approximately US$3,400).

Actions Relating to Trademark Infringement

In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against Sandeep Goyal and Rediff alleging that the depiction of images on the online game known as Indian Fantasy League started by Sandeep Goyal has been violative of the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com; (c) to render the accounts of all profits earned by the said website and damages to the tune of Rs.1.0 million (approximately US$17,000). Rediff has filed its response to BCCI Complaint, and among the defenses Rediff has raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based email solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions Rediff imposes on its subscribers which provides that the subscriber shall be solely responsible for producing, electronically uploading and maintaining his website and such subscriber shall ensure that all upload material shall be owned and/or properly licensed by the Subscriber and shall not adversely affect any rights of any third party. Although Rediff believes that it has valid defenses to the charges, if Rediff is unsuccessful after exhausting all legal remedies, we could be subject to monetary fines or damages.

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

Actions Relating to Patent Infringement

In March, 2009 a complaint was filed against Rediff and 12 other defendants by S. Ramkumar, alleging violation of his patent rights in respect of Mobile phones with plurality of SIM cards sold through Rediff’s Shopping website. S. Ramkumar is seeking permanent injunction restraining the defendants, including Rediff, from infringing upon his patent with respect to the Mobile phones with plurality of SIM cards allocated to different communication networks, by manufacturing, marketing, selling and distributing mobile phones having simultaneous use of more than one SIM thereby infringing his products and patented process. S. Ramkumar is also claiming damages in the amount of Rs.1.0 million (approximately US$17,000). Rediff has already filed its response to the court based on the following defenses: (a) it is the vendors, and not Rediff, that sells shopping products on its website and that it has not infringed on any of Ramkumar’s intellectual property rights; (b) Rediff’s Shopping website only provides an online platform that enables customers and sellers to enter into sale/purchase transactions and it is not involved in the sale or purchase of the goods/products listed on its website; and (c) vendors are required to comply with the terms and conditions Rediff imposes on vendors using Rediff Shopping, which include providing Rediff with the description of their products, prices and product images, and which also specifically provide that vendors shall not infringe on third party rights, including third-party intellectual property rights. The case is likely to be taken up for arguments sometime in the future. Though Rediff is arrayed as a defendant, S. Ramkumar’s main grievance is only against the other defendants who are manufacturing, selling and distributing multiple SIM cards in alleged violation of the patent in favor of the S. Ramkumar. However, given the nature of the suit and pleadings there would not be any substantial monetary claim on the Company.

The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations, cash flows or the financial position of the Company.

The Company has not recognized any loss accrual for the litigation disputes as the Company believes that it is probable that it would be successful on resolution of the litigation. The maximum total loss relating to these disputes would be approximately US$38,000 excluding any interest and penalties, which amounts cannot be reasonably estimated at this point of time.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Ajit Balakrishnan
	Name:	Ajit Balakrishnan
	Title:	Chairman and Managing Director (Principal Executive Officer)

Date: August 14, 2014

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Swasti Bhowmick
	Name:	Swasti Bhowmick
	Title:	Chief Financial Officer (Principal Financial Officer)

Date: August 14, 2014