Form 20-F
period 2015-03-31
REDIFF COM INDIA LTD
filed 2015-07-31
CIK 1103783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2015

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

See the Report of Independent Registered Public Accounting Firm and the U.S. GAAP consolidated financial statements and notes thereto for Rediff.com India Limited for the fiscal years ended March 31, 2013, 2014 and 2015 and the related three-year period ended March 31, 2015. See also “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

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

See the Report of Independent Registered Public Accounting Firm and the U.S. GAAP consolidated financial statements and notes thereto for Rediff.com India Limited and its consolidated subsidiaries for the fiscal years ended March 31, 2013, 2014 and 2015 and the related three-year period ended March 31, 2015.

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

In this annual report, references to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “₹” or “Rs” or “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. Our financial statements are prepared in Indian Rupees and presented in U.S. dollars except for the financial statements of our U.S. subsidiaries which are prepared and presented in U.S. dollars. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). References to a particular “fiscal” or “financial” year are to Rediff’s fiscal year ended March 31 of such year.

Although we have presented Indian Rupee amounts in this annual report in U.S. dollars, this does not mean that the Indian Rupee amounts referred to have been, or could be, converted into dollars at any particular rate, the rates stated below in the section of this annual report entitled “Exchange Rates”, or at all. Except as otherwise stated in this annual report and except for the information derived from our financial statements included in this annual report, all translations from Indian Rupees to U.S. dollars contained in this annual report are based on the exchange rates published by The Reserve Bank of India, as at the close of March 31, 2015 which was ₹62.59 to US$1.00. The translation from Indian Rupees to U.S. dollars of the information derived from our financial statements included in this annual report are based on daily rates published by the Reserve Bank of India.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, the slowdown in Indian economy and in the sectors in which our clients are based, general economic and political conditions in India and the United States, acceptance of new products and services, the development of broadband Internet and 3G and 4G networks in India, changes in the value of the Rupee, foreign currency exchange rates, equity prices or other rates or prices, the level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion of factors that could cause actual results to differ, see the discussions under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this annual report. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should review the other information contained in this annual report and in our periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”). We undertake no obligation to update or revise this annual report in order to amend its forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian Rupees and U.S. dollars based on rates published by the Reserve Bank of India:

Fiscal Year Ended March 31,	Period End	Average (1)(2)	High	Low
	₹	₹	₹	₹

2011	44.65	45.57	47.57	44.03
2012	51.16	48.11	54.23	43.95
2013	54.39	54.53	57.22	50.56
2014	60.10	60.94	68.36	53.74
2015	62.59	61.22	63.75	58.43

Notes:

(1)	The average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	The column titled “Average” represents the average of the closing rate as at the last day of each month during the period.

The following table sets forth the high and low exchange rates for the previous six months and are based on daily closing rates published by the Reserve Bank of India:

Month	High	Low
	₹	₹
January 2015	63.45	61.41
February 2015	62.43	61.68
March 2015	62.82	61.82
April 2015	63.61	62.16
May 2015	64.20	63.52
June 2015	64.18	63.51
July 2015	64.03	63.37

On July 30, 2015, the closing exchange rate in India was ₹64.01 to US$1.00

SELECTED CONSOLIDATED FINANCIAL DATA

Our consolidated financial statements are presented in U.S. dollars and prepared in accordance with U.S. GAAP. The selected balance sheet data set forth below as of March 31, 2014 and 2015, and the selected statement of comprehensive loss data for the fiscal years ended March 31 2013, 2014 and 2015, have been derived from our audited consolidated financial statements presented elsewhere in this annual report. The selected balance sheet data set forth below as of March 31, 2011, 2012 and 2013 and the selected statement of comprehensive loss data for the fiscal years ended March 31, 2011 and 2012 are derived from U.S. GAAP financial statements which are not included in this annual report. (See note 1 below)

	Fiscal Years Ended March 31,
	2011		2012		2013		2014		2015
	(in US$ thousands, except per share data)
Statement of Comprehensive Loss:
Revenues		21,795		19,942		15,659		16,121		15,338
Cost of revenues		10,796		10,774		9,952		10,413		10,836
Operating expenses		19,696		20,006		19,571		18,048		19,534
Net loss		(6,572)		(7,677)		(11,432)		(7,471)		(13,813)
Earnings (loss) per Equity Share – basic	US$	(0.477)	US$	(0.558)	US$	(0.828)	US$	(0.542)	US$	(1.000)
Earnings (loss) per Equity Share – diluted	US$	(0.477)	US$	(0.558)	US$	(0.828)	US$	(0.542)	US$	(1.000)
Weighted average number of equity shares
- Basic		13,783,033		13,758,635		13,795,178		13,795,178		13,795,178
- Diluted		13,783,033		13,758,635		13,795,178		13,795,178		13,795,178

	As of March 31,
	2011	2012	2013	2014	2015
	(in US$ thousands)
Balance Sheet Data:
Current assets	45,804	32,073	24,718	21,274	12,044
Current liabilities	8,773	6,530	6,963	6,556	6,795
Total assets	63,940	50,468	37,849	27,454	13,943
Total liabilities	9,838	7,732	8,043	7,495	7,799
Total shareholders’ equity	54,102	42,736	29,806	19,959	6,144

Notes:

1.	The selected consolidated financial data set forth above should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those statements included elsewhere in this annual report.
2.	The company has established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares. These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

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

Risks Related to our Business and Company

We have a history of losses. We may incur losses in the future and we may not achieve or maintain profitability, which may impact our balance sheet and thus, the successful implementation of our growth plan.

We have incurred significant net losses and negative cash flows since our inception in January 1996. As of March 31, 2015, we had an accumulated deficit of approximately US$109 million. We incurred a net loss of US$13.8 million for the fiscal year ended March 31, 2015. We may in the future incur additional net losses and negative operating cash flows which could have a material adverse impact on our balance sheet and lead to the need for additional capital to implement our growth strategy.

As display advertising is facing challenging time which is part of a longer term industry trend. In order to grow our online user base and attract new user base through mobile applications, we are investing in making all of our services mobile friendly product and service offerings. Our ability to grow such revenues is dependent on the deployment of 3G and 4G data services by Indian mobile phone operators which we do not control. At present, we believe we have enough resources to continue to invest in our product and service offerings. If we make such investments or if such deployment does not occur, and if we are not yet generating free cash flow, we may need additional capital to implement this facet of our growth plans.

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

We cannot ensure that our existing cash balances will be sufficient to meet our future operating and capital requirements.

As of March 31, 2015 our cash balances was approximately US$8.3 million, and while we believe that based on the current cash use rate this cash balance will be sufficient to meet our operating and capital requirements for the next five to seven quarters, there can be no assurance that will be the case. The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, such as our ability to control our expenses, the growth in e-commerce marketplace, display advertising, optimization of cost of revenues relating to fee based services and cost saving initiatives in operating and other expenses.  If we are unable to control our costs or do not generate sufficient revenue, we may need to seek alternative financing sources to fund our operations. There can be no assurance that such financing sources will be available when needed, whether they would be available on commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. If we are unable to obtain future financing through the alternative financing sources or through other means, we may be unable to continue operations, which would have a material adverse effect on our business and financial condition.

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

We may also face competition from companies engaged in procuring advertisement from advertisers who want to reach out to a niche customer segment by choosing to advertise in a particular city or specific area within a city and cannot afford to advertise on television channels. Some of our existing competitors (like Amagi Media Labs Pvt. Ltd.) and possible additional entrants may have greater brand recognition for certain products and services and greater operational, strategic, technological, financial, personnel, or other resources than we do.

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

We have significant competition in the India market for e-commerce business from Snapdeal, Flipkart, Amazon and Ebay. Some of our current and potential competitors have greater resources, longer histories, more customers, and/or greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing, and devote more resources to technology, infrastructure, fulfilment, and marketing.

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

Gross margin from marketplace e-commerce is lower than advertising business.

Currently we are focused on growing our ability to monetize the e-commerce marketplace and share of e-commerce marketplace has gone up from 19% in the fiscal 2013-14 to 27% in the fiscal year 2014-15. The cost of revenue relating to ecommerce marketplace is significantly variable and directly linked to revenue. Presently, e-commerce marketplace revenue has a lower gross margin than advertising revenues, which has resulted in a decline in average gross margin for the India Online business segment. The lower gross margin on account of higher variable cost of revenue for the e-commerce marketplace is because this business is in its early stages of market adoption, as our e-commerce marketplace grows relative to the rest of our business, it could negatively affect our ability to become profitable.

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

The growth of the telecom and mobile industry in India will be a significant factor in determining whether we can grow our business. As with many developing nations, the fixed line telecommunications infrastructure in India is not fully developed. Although this industry has been opened for private sector participation, service levels remain inferior to service levels in most developed countries. Further, telephone penetration rates, measured by the number of telephone lines per one thousand persons in India, are low when compared to most developed countries. In addition, limitations in network architecture in India sometimes limit Internet connection speeds. Network speed and cost constraint may severely limit the quality and desirability of using the Internet in India, which consequently may limit our ability to expand our pool of customers and reduce our desirability to online advertisers.

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

Our success is dependent, in part, on our ability to anticipate customers’ needs in advance and develop new services or enhance the existing services to fulfill those needs, on a cost-effective and timely basis. For example, Customer Delight Centre, Data Journalism and Recommendation framework etc. The development and implementation of such services and any new services including the enhancement of existing service(s), entails significant technical and business risks. There can be no assurance that we will successfully implement new services or that any of our new products or services will be accepted by our users.

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

The number of individuals, who access the Internet through devices other than a PC, such as mobile telephones and related “smartphones” or “tablet-based” devices, has substantially increased, and the trend is likely to continue. While we have dedicated significant resources over the past few years to develop offerings for mobile devices, our services were originally designed for rich, graphical environments such as those available on the desktop and PC. The different hardware and software, memory, operating systems, resolution, and other functionality associated with alternative devices may make our services unusable or difficult to use on such devices, and the versions of our services developed for these devices may not be compelling to users, manufacturers, or distributors of alternative devices. Similarly, the licenses we have negotiated to present third-party content to desktop and PC users may not extend to users of alternative devices. In those cases, we may need to enter into new or amended agreements with content providers in order to present a similar user-experience on the new devices. The content providers may not be willing to enter into such new or amended agreements on reasonable terms or at all.

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

The ongoing economic slowdown in India, could continue to negatively impact revenues from some of our key customers and thus, negatively impact our business.

We are dependent on the health of the Indian and U.S. economies. A continued slowdown in Indian economy, an overall reduction in consumer and business spending, or future difficulties experienced in either country could have a material adverse impact on our business and our prospects.

Advertisement expenditures tend to be cyclical, reflecting overall economic conditions and the nature of industry, budgeting and buying patterns. Since a significant portion of our revenue is derived from advertisements, the adverse economic conditions have caused, and a continuation of adverse economic conditions could cause, additional decreases in or delays in advertising spending and internet user base is shifting from PC to Mobile and Non PC , a reduction in our revenues and a negative impact on our short-term ability to grow our revenues.

A significant portion of our Indian advertising revenues include revenues from the Banking Financial Services and Insurance (BFSI) segments and from other Internet companies, including those engaged in the business of jobs, travel, matrimonial, real estate and online shopping. Some of these companies are startups without proven long-term business models and are dependent on external funding for future growth. These companies have been adversely affected by the global economic slowdown, resulting in lower online advertising revenues than in the past. While general economic conditions have recently improved compared to the heart of the global economic recession, the robustness and pace of the global economic recovery remains uncertain and there is no assurance that these and other segments will recover from the impact of the recession, succeed in raising financial resources and increase online advertising spends.

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

Increasing consumer resistance to online advertising may result in loss of revenues

There is a growing consumer resistance to intrusive advertising online. In our desire to improve the user experience on our site, we have reduced the number of advertisements on our site and in particular, eliminated all advertising from our home page. As a consequence of this, we experienced a decline in our advertising revenues and this may continue to decline based on market conditions. Although we are hopeful that a better user experience will lead to a higher number of users over time, we can however give no assurances that this will happen. If we are unable to compensate for the loss of advertising revenues from such restriction with incremental revenues from e-commerce marketplace and display advertising due to increased user traffic, our results of operations could be materially adversely impacted.

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

Our business strategy depends heavily on the anticipated growth of e-commerce marketplace and online advertising in our markets and the growth of our revenues depends on increased revenues generated by e-commerce marketplace and online advertising. We anticipate that a high portion of our future revenues will continue to be derived from e-commerce marketplace and online advertising on our website. Online advertising is an evolving business and our ability to generate and maintain significant advertising revenues will (among other factors) depend on:

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

We derive a considerable portion of our revenues from certain key advertisers. For the fiscal year ended March 31, 2015, our top ten advertisers in India accounted for approximately 17% of our India Online advertising revenues and approximately 7% of our India Online receivables. For the same period, for our U.S. publishing business, our top ten advertisers contributed approximately 31% of total U.S. publishing revenues. Any failure to meet advertiser expectations could result in the cancellation or non-renewal of contracts, which typically can be terminated by advertisers with or without cause, with little or no advance notice and without penalty. The loss of, or a significant reduction in the volume of business from, one or more of our large advertisers could have a material adverse effect on our operating results and financial condition.

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

We may be subject to claims for defamation, libel, copyright or trademark infringement or other legal actions relating to the information we publish. For example, recently our Managing Director, Editor-in-chief and an Assistant Editor have been named as defendants in a complaint made at the Sessions Court in Chennai which has alleged that an article published on our website on the health status  of the Chief Minister of Tamilnadu amounts to a defamation of her reputation. These types of claims have been brought, sometimes successfully, against news and opinion publishing businesses in the past. Our insurance coverage may not adequately protect us against these claims. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, liability claims, whether or not successful, could seriously damage our reputation and business.

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

As of March 31, 2015 our six largest shareholders beneficially owned an aggregate of approximately 63% of our Equity Shares.

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

Management’s use of estimates may affect our income and financial position.

To comply with GAAP, management is required to make various estimates, judgments and assumptions. The facts and circumstances on which management bases these estimates, judgments, assumptions, and management’s judgment of the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with an impact on our assets or income. Current and future accounting pronouncements and other financial reporting standards may adversely affect the financial information we present. We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies and to alter our operational policy so that it reflects new or amended financial reporting standards. We cannot exclude the possibility that this may have a material impact on our assets, income, or cash flows.

If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting.

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

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

In the Finance Act, 2012, the Government of India introduced a new service tax based on a negative list of services. Consequently, all services have become taxable, except specifically exempted services. The Finance Act, 2015 has increased the rate from the 12% plus 0.36% surcharge to a combined rate of 14% effective from 1st June 2015. Further the Act also introduced Swachh Bharat Cess (clean India campaign) on all or certain taxable services at a rate of 2% on the value of such taxable services, which is not yet in effect. This would increase the cost of input services.

The Union Budget, 2015 has proposed to implement Goods and Service Tax (GST) starting April 1, 2016. It is proposed to combine other indirect taxes such as Central Excise duty, Service tax, Octroi, VAT and Sales tax, entry tax, etc., into GST, thus avoiding multiple layers of taxation that currently exist in India. The proposed levying of GST on the supply of Goods and Services will harmonize the Indirect Tax structure in the country.

 The Finance Act, 2012 has also made certain retrospective amendments effective June 1, 1976, such as broadening the term “royalty”. Any retrospective tax amendments may adversely affect our financial condition and results of operations.

The Finance Act, 2013 has increased the tax withholding rate from 10% to 25% in respect of the payment to be made to non-residents towards "Royalty" and / or "Fees for Technical Services". However, the Finance Act, 2015 has amended the rate of tax withholding on payment made to non-residents to 10% from 25% at present, subject to furnishing of Indian PAN by such non-residents. The new rates are effective from April 1, 2015. In case Double Taxation Avoidance Agreements prescribing lower withholding tax rate than the above, such rate would be applicable subject to fulfillment of prescribed conditions and documentation including furnishing of Indian PAN. As we procure various software licenses and technical services from non-residents in course of delivering our products and services, the cost of withholding tax on such procurements may increase and adversely affect our results of operations.

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

Our management has broad discretion with respect to the use of the net proceeds from our securities offerings and cash from our operations. As of March 31, 2015, we held approximately US$8.3 million as cash and cash equivalents and short term deposits with banks on which we are earning interest.

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

Under the Indian Companies Act, 2013, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the company’s equity shares which are voted on the resolution. U.S. owners of ADSs may not be able to exercise preemptive rights for Equity Shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the owners of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our shareholders. In the case of such future issuance, the new securities may be issued to our Depositary, which, if there is a trading market for such new securities which may not be the case, may sell the securities for the benefit of the owners of our ADSs. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that owners of ADSs are unable to exercise preemptive rights granted in respect of the Equity Shares represented by their ADSs, their proportional interests in our Company would be reduced.

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

We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ended March 31, 2015. However, there is no guarantee that the Internal Revenue Service will agree with our determination. Moreover, it is uncertain whether we will be classified as a PFIC for any future taxable year. PFIC status is a factual determination made annually on the basis of the composition of our income and the value of our active versus passive assets. We currently maintain a significant amount of passive assets, including cash, which contributes significantly to the risk that we may be or become classified as a PFIC. If we do not spend substantial amounts of our liquid assets for business development purposes or if our market capitalization does not substantially increase, we may also be classified as a PFIC for one or more future taxable years. If we are or become classified as a PFIC, United States investors holding our ADSs or our Equity Shares may be subject to penalizing tax and interest charge rules on gain recognized on the sale or other disposition of our ADSs or our Equity Shares and on the receipt of distributions on our ADSs or Equity Shares to the extent such distributions are treated as an “excess distribution” under the United States federal income tax rules. Please see the section in this annual report entitled “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules”.

Sales of substantial amounts of securities in the public market could depress the price of our ADSs and could impair our ability to raise capital through the sale of additional Equity Shares.

The market price of our ADSs could decline as a result of sales of a large number of Equity Shares represented by ADSs on a U.S. stock exchange or elsewhere, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell Equity Shares in the future at a time and at a price that we deem appropriate. As of March 31, 2015, we had an aggregate of 13,795,178 Equity Shares outstanding. Of the outstanding Equity Shares, 9,295,956 ADSs, representing 4,647,978 Equity Shares, are freely tradable. Our remaining Equity Shares may be sold in the United States pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. Further, certain holders of at least 30% of our Equity Shares can require us, subject to limitations, to effect a registration of such Equity Shares and/or to list the Equity Shares either on the NASDAQ Global Market (formerly the NASDAQ National Market), the National Stock Exchange of India or the Bombay Stock Exchange Limited (formerly The Stock Exchange, Mumbai).

We may be required to list our Equity Shares on an Indian stock exchange. If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may require compliance with new and changing regulations framed by Securities Exchange Board of India(SEBI), listing requirements of stock exchange, corporate governance, accounting and public disclosure requirements which might add uncertainty to our compliance policies and increases our costs of compliance. Further, If we were to list our Equity Shares on an Indian stock exchange, conditions in the Indian securities market may affect the price or liquidity of our Equity Shares and indirectly of our ADSs.

On June 28, 2006, the Ministry of Finance (MoF) of the Republic of India issued amendments to the “Issue Of Foreign Currency Convertible Bonds And Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993” (the “Scheme”). The amendments included a statement that Indian companies that have issued depositary receipts and/or foreign currency convertible bonds prior to August 31, 2005 will be permitted to comply with listing conditions on the Indian stock exchanges within three years of starting to make profits. However, by virtue of notification issued by the MoF on October 21, 2014, the issuance of depository receipts has been taken out of the 1993 Scheme and is now regulated by the Depository Receipts Scheme, 2014. The 2014 Scheme allows Indian companies, whether listed or unlisted, to access the international capital markets using depository receipts. Such issuances can either be through a public offering of depository receipts or through a preferential allotment or qualified institutional placement. They can also either be sponsored by the issuer company or unsponsored such as when an existing shareholder sells its holding through the issue of depository receipts. These issuances are subject to the usual foreign investment regime, including in relation to sectoral caps as well as pricing.  Moreover, such issuances are permitted only to investors in certain specific jurisdictions as listed in the 2014 Scheme, which currently consists of a list of 34 countries. The earlier condition of mandatory listing in India is dispensed with.

We may be required by the Government of India at some point in time to list on a local Indian stock exchange. We may not be able to comply with any timeline for listing and other standards imposed on us, and we are uncertain as to the consequences to us of any non-compliance. If we were to list our equity shares on an Indian stock exchange, we will have to comply with changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the SEBI rules and regulations and stock exchange listing requirements which may create uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

BUSINESS

Overview

Our legal name is Rediff.com India Limited and our commercial name is Rediff.com. We were incorporated in India on January 9, 1996 as Rediff Communication Private Limited under the Indian Companies Act. We converted to a public company on May 29, 1998. On February 15, 2000, we changed our name to Rediff.com India Limited. Our principal office is located at Mahalaxmi Engineering Estate, 1st Floor, L. J. First Cross Road No-1, Mahim (West), Mumbai 400 016, India, and our telephone number is +91-22-6182-0000. Our Internet address is www.rediff.com. Other information included in the website is not incorporated by reference into this document.

We are a leading internet platform that enables content sharing and e-commerce for consumers and enterprises through our website and mobile application in India and elsewhere in the world.

Through Vubites, we also provide a platform for TV advertising targeting for small, medium and large corporate enterprises. In the United States, our news and information platform comprises of a weekly print newspaper named “India Abroad” and an internet website under the name “Rediff India Abroad”.

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

Our Markets

We believe that the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet market accessed from PCs and smartphones, which in turn is dependent on public and private investment for broadband infrastructure, the evolution of adequate online payment mechanisms and e-commerce logistic in India, as well as the adoption of online advertising by advertisers, and our ability to execute on our plans.

Our market share of internet users in India accessing the internet from home and the office using PCs as measured by ComScore is presently 20%, and our future growth and profitability is directly dependent on our maintaining this market share as India’s internet user growth increases with the planned launch by mobile phone operators of 3G and 4G mobile data services.

The growth of our international business, particularly our US operations, is dependent on our ability to deliver PC and mobile based services that appeal to the Indian American population that we presently serve with our weekly print newspaper India Abroad and our website Rediff India Abroad.

Our overall growth is also dependent on general economic conditions in all our markets, particularly India and the adoption of internet advertising by consumer companies in the finance, consumer durable and consumer electronics and auto industries and increase in monetization of our user base for e-commerce marketplace.

Our Opportunities

We believe our opportunities are driven by the following factors, among others:

•	We were an early entrant in the Indian Internet market and our brand continues to be recognized and trusted by Indian Internet users. We were the first company in India to introduce an e-commerce platform and related services and through the expansion of our service offering, have retained a loyal user base following, with opportunities for expansion;
•	We offer services based on contemporary technology, thus making them easy to use and accessible through PCs, smart phones and tablet-based devices that have Internet capabilities. We have invested over the years in our news media and e-commerce platforms to ensure our services are readily available and easy to use across virtually all operating systems, mobile devices and communications platforms;

•	We expect the growth of e-commerce in India to be fueled by anticipated improvements in broadband access, online payment infrastructure and distribution and fulfillment facilities, an increase in credit and debit card penetration rates, and the development of alternative payment mechanisms for online purchases, such as cash on delivery; and
•	We expect the growth in Internet access in India through PCs, smart phones and other mobile devices such as tablets to be further fueled by the recent issuance of 3G licenses in India and the expected roll out of both 3G and 4G services.

We believe that, as an operator of an internet platform with a large number of users, we are well positioned to benefit from the anticipated growth of revenues generated from these services, as well as new services we may offer in the future.

Our Strategy

We are focused on providing an internet platform that makes it easy for consumers and online shoppers to discover content and products that is to their liking. We make continuous efforts to improve the usability of our platform, add new features and improve the security and robustness of transactions on our platform.

We also make continuous efforts to make it easy for merchants and content creators to list their products and services on our platform and we provide them with analytics to help them improve their business on our platform.

Our news and information services are made up of both original content that we create, as well as content that we crawl and index from the world-wide web, as well as content that is licensed from third party providers. Such content is in the form of text, audio and video.

Our free and reliable email service, rediffmail, is a key draw for users to come to our site repeatedly. This email service is continuously improved by reducing spam and improving usability. A paid version of this service is in use with highly discerning customers, including many insurance and pharmaceutical companies. We have created mobile apps to use this mail service across many popular platforms, including Android and Apple iPhone.

Our e-commerce marketplace platform has continuously improved services to help merchants list their products and we continuously expand the number of logistics services available to these merchants and also widen the number and type of payment mechanisms available to shoppers. In the past few months we have fundamentally upgraded the analytics support we provide to merchants and we are presently testing with them a new mobile app to help merchants manage their business with us with less effort.

Presently, we are able to get a fraction of our user base to shop on our website. With the deployment of mobile applications we expect our user base to grow significantly. With the help of mobile technology we are helping our merchants to list their products and services at a faster pace. We also intend to increase the current merchant base, which will help to increase product listings / SKUs. We continue to invest in creating and deploying algorithms that help match users with the content and product listings on our platform. We believe that all this will help us to increase the monetization of e-commerce marketplace.

Our India Online Business

Our Rediff.com India website consists of information, communication and content services, free community products and platforms, e-commerce and mobile services. With 17 million monthly active users in India, as reported by ComScore Media Metrix (March 2015 report) we believe Rediff.com is one of the most recognized online brands in India and among the Indian community worldwide.

Information and Content

We deliver information and content to our users in an easy-to-use interface for both PC and mobile phones. The information and content channels currently available to our users include news, business, movies, cricket/sports and several other topics of interest. We currently offer this information and content without charge to our users.

We believe, based on the data provided by the ComScore, that a significant percentage of our online users are in the 18- to 34-year old age group. As such, we place emphasis on reaching younger users through focused information and content relevant to this audience, and target our marketing efforts to reach this demographic, as well as others, both in metro and small towns in India. Our specific offerings include:

E-mail

We offer our users a variety of e-mail solutions tailored to their needs.

•	Rediffmail, our flagship e-mail service, is provided free of charge to our users. We have now made our interface more user friendly by providing easy navigation tools to quickly perform actions like reading unread mails, composing a new mail, deleting mails and accessing the calendar and contacts. The service is also accessible on mobile devices and is designed to work seamlessly on most mobile phones.

•	Rediffmail PRO is aimed at the small and medium sized enterprise (“SME”) segment in India. Rediffmail ePro services are designed for use by large enterprises.

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

Content Sharing Platform

Our content sharing platform has several components. Rediff Blogs enables users to set up their own blogs and publish their thoughts and ideas directly and instantly on the web as well as the ability to visit other blogs and comment on them. Users can also post pictures and create multiple blogs under a single username and password.

On our video sharing platform, Rediff iShare, videos are now available for viewing on iPhones and other operating systems (OS). Video files are now available in both MP4 and flash video formats.

Rediff MyPage is our free online social networking product which allows users to become part of a network by creating and uploading profiles that include details about their profession, education and interests. Thereafter, users can invite friends to join their network and can become linked to a larger network.

Get Ahead, our editorial content channel, also supports a forum for questions and answers. This social media platform allows users to post questions and answers on various issues, and vote for the most relevant answers within a community environment. ZaraBol allows users to share messages.

MONEYWIZ provides stock market quotes, company information and a personal portfolio tracker, business news, feature articles, expert columns and interviews. Our business channel offers business news from India and coverage of Indian stock markets. This channel also provides regular columns and feature stories, as well as personal finance information. Our free, real-time stock market indices and stock quotes tool, which enables users to benchmark returns on their investments has been well received by users.

e-commerce Marketplace

Rediff Shopping is an online marketplace which allows users to purchase products and services listed on our platform by various merchants. We offer products and services from merchants in various categories which currently include apparel and accessories, mobile phones and accessories, electronics, automobiles, home décor and related furnishings, toys, games, flowers, jewelry and a host of other products.

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

Our Revenue Sources

Our India online business primarily includes revenues from both advertising and fee-based services. Online advertising includes revenues from advertisements and sponsorships of events on web. Fee-based services include revenues from online shopping, subscription services.

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

We had over 379 advertisers on our Rediff.com India website during the fiscal year ended March 31, 2015. Our top ten advertisers accounted for approximately 17% of our India advertising revenues for the fiscal year ended March 31, 2015.

Fee-based services

Revenues from fee-based services primarily includes income from various paid subscription service products, and from our online shopping marketplace.

Subscription service revenues primarily include income from our various paid e-mail service products and domain name registration and web hosting services. The revenue for subscription based products is recognized over the period of the subscription.

Online shopping revenues primarily consist of commissions earned on the sale of electronics, books, music, apparel, confectionery, gifts and other items to customers who shop from vendors on our online store. Revenues from online shopping services also include fees charged to vendors for creating, designing and hosting the vendors’ product information on our website.

Our Infrastructure

Technology

Our operating infrastructure is scalable and has been designed with a view to deliver many millions of page views per day and allow users to access our products and services quickly and efficiently from different locations and devices worldwide. Our web pages are generated, served and cached by servers all over India.

We use a wide range of web application servers on Linux and Windows platforms. Servers are maintained mainly at telecom companies data centers in India and abroad. In addition we use the cloud infrastructure offered by Amazon Web Services and Akamai to extend our reach. We have the capability to deliver content using our own content delivery network and also use a third party content delivery network when needed. We have architected our service in such a way as to protect our systems from the effects power outages, break-ins and other service interruptions. We continuously monitor our system for accessibility, load, system resources, network intrusion and latency. We have built a scalable column store data warehouse to cater to surges in demand for storage and for faster retrieval of data.

Our services are accessible over PCs and mobile devices, such as smart phones and tablets. We have the ability to detect the browser capabilities and geographic location of the user to serve pages with appropriate layouts and supported features. We log user activity while at the same time protecting their privacy.

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

In India, our sales team focuses its sales efforts on major advertisers as well as smaller corporations and advertising agencies and provides them with consultation on the design and placement of their web-based advertising and advertising measurement analysis. In the past few years, a number of advertising agencies have been established in India to promote the Internet as an advertising medium among Indian advertisers. In addition, several full-service advertising agencies in India have expanded their operations by creating and growing their Internet / interactive advertising divisions. These agencies manage the advertisement purchases of their customers (third party advertisers) across media (TV, Print, Radio, Internet etc.) and are referred as digital agencies. We present the merits of our internet user base visiting our website www. Rediff.com to these digital agencies and attempt to be included in the internet display advertisement budget of their customers. These digital agencies place purchase orders for specific campaigns on behalf of their customers with credit terms ranging from 60 to 90 days and for period ranging up to four weeks. Our advertising business from digital agencies were accounted for approximately 60% of our advertisement revenues during fiscal year ended March 31, 2015.

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

United States Publishing Business

Our United States publishing business consists of the India Abroad weekly print news paper and the Rediff India Abroad website, which is targeted at the Indian-American community in North America.

India Abroad, which we acquired in April 2001, was established over 40 years ago and is one of the oldest weekly newspapers focused on the Indian community residing in North America and Canada. The newspaper is published in the United States.

The paper is divided into five sections: News, Community, Business and Sports, Classifieds and Magazine. India Abroad offers classified advertising, which includes advertisements listed together in sequence by the nature of the advertisement, such as matrimonial, business/finance, employment, medical and real estate. The paper also has a Bulletin Board on the back cover which offers enhanced classified advertising. India Abroad also has an associated website, www.indiaabroad.com, which allows users to start and renew subscriptions, make payments and change their delivery addresses. Users can also place classified advertisements through this website. Subscribers can have copies of e-edition e-mailed to them for their convenience. The Rediff India Abroad website offers information and content that is similar to the information and content on our Rediff.com India website, along with additional offerings relevant to North American users.

Competition

There are a large number of companies, both in India and internationally and based both in India and in other countries that provide websites and mobile application focusing on users in India who compete with us for website visitors, online advertising and online shopping, and subscription revenues. Our current and anticipated competitors include Google, Yahoo, Facebook, Microsoft, AOL, eBay, Amazon, Snapdeal, Flipkart as well as a host of other international and Indian companies.

Competition is intense and is expected to increase in the future, as there are no barriers to entry into the markets that we serve. Our competitive ability is determined by how quickly we anticipate user needs and respond with new features on our various service offerings, our execution skills and our financial management skills.

We also need to continue to make investments in our marketing efforts.

We also compete for advertising revenue with other forms of media, such as print media, radio and television, as well as companies known as “aggregators”, which aggregate advertising space in third party websites and resell such space to, among others, our customers and potential customers.

In our e-commerce marketplace we face competition not only from other e-commerce players but also from physical-world retailers, publishers and their vendors, distributors and manufacturers.

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

Facilities

India

Our corporate headquarters are located in Mumbai, India, where we lease approximately 22,700 square feet in two buildings. In one facility we lease approximately 10,800 square feet and in the other we lease a total of approximately 11,900 square feet under three separate lease agreements. The lease for our 10,800 square-foot facility will expire on January 20, 2017. In regard to our 11,900 square-foot facility, one lease, for 3,000 square feet, expires on October 31, 2015, a second lease, for 3,000 square feet of adjoining offices, expired on September 30, 2014 and was renewed for another three years to until September 30, 2017. The third lease, for 5,900 square feet will expire on April 30, 2017. Further, we lease offices in Delhi and Bangalore.

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

Actions Relating to Trademark Infringement

In May, 2008, a complaint was filed by The Board of Control of Cricket in India (“BCCI”) against Sandeep Goyal and us, alleging that the depiction of images in the online game known as Indian Fantasy League, started by Sandeep Goyal and hosted on the Web through our hosting services, infringed the Indian Premier League (“IPL”) trademark. BCCI is seeking (a) a permanent injunction restraining defendants from the use of logo “Indian Fantasy League.com”; (b) shutdown of the website Indianfantasyleague.com; and (c) a rendering of the accounts of all profits earned by the website and damages of Rs.1.0 million (approximately US$17,000). We have filed our response to the BCCI complaint, and among the defenses we have raised are: (a) it is Sandeep Goyal who has infringed the trademark of IPL and not Rediff.com; (b) Rediff.com only provides the domain hosting and web based e-mail solution services which enables the subscriber to set up and manage their website as per the terms and conditions of Rediff business solutions; and (c) subscribers such as Sandeep Goyal are required to abide by and comply with the terms and conditions we impose on our subscribers, which provide that the subscriber shall be solely responsible for producing, electronically uploading and maintaining such subscriber’s website, and such subscriber shall ensure that all uploaded material shall be owned and/or properly licensed by the subscriber and shall not adversely affect any rights of any third party. Although we and our legal counsel believe that we have valid defenses to the charges and we do not ascertain any monetary claims against us. But if we are unsuccessful in our defense, we could be subject to monetary fines or damages.

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

Other proceedings

We are also subject to other legal proceedings and claims, which have arisen in the ordinary course of our business and which include some claims from the Indian tax authorities. These proceedings and claims, when ultimately concluded and determined, will likely not, in the opinion of management, have a material effect on our results of operations or financial statements.

We have not recognized any loss accrual for the litigation disputes as the Company believes that it is probable that it would be successful on resolution of the litigation. The maximum total loss relating to these disputes would be approximately US$20,400 excluding any interest and penalties, which amounts cannot be reasonably estimated at this point of time.

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

Vubites India Private Limited. Vubites is a wholly owned subsidiary of ours and an Indian-incorporated entity that offers affordable local TV advertising in India.

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

Overview

We are a leading internet platform for content sharing and e-commerce in India. Our websites and Mobile apps offer a variety of internet-based consumer and enterprise services.

Through our subsidiary company Vubites, we provide a platform for targeting TV advertising. According to ComScore, in March 2015, India had 80 million unique individuals accessing the internet using PCs from home and the office, of which 17.5 million, or 20%, visited Rediff.com.

In addition to our Indian business we operate a subsidiary in the United States, “India Abroad”, which operates both a weekly print newspaper as well as an online website providing news and information services to users in the United States.

We have incurred significant net losses and negative cash flows in the process of creating and establishing a variety of internet-based services and achieving a critical mass since our inception in January 1996. We incurred a net loss of US$13.8 million for the fiscal year ended March 31, 2015, taking into account an impairment charge of US$3.2, and as of the same date we had an accumulated deficit of US$109 million, compare to a net loss of US$7.5 million and an accumulated deficit of US$95.2 million for the fiscal year ended March 31, 2014. As of March 31, 2015, our cash balance was approximately US$8.3 million, and we believe that based on the current cash use rate this cash balance will be sufficient to meet our operating and capital requirements for next five to seven quarters. On July 29, 2015, as described in Note 26, we have entered into an arrangement with an investor in accordance with which the Company, at its option, has the right to obtain financing in exchange for issuance of ADS, subject to certain conditions as described in Note 26. We are focused on expanding the reach of our services and on generating additional revenues, while controlling our expenses, and to achieve profitability in the near future.

Our reportable business segments are:

•	India Online business, comprised of revenues from online advertising (which includes display, performance and sponsorship formats) and fee-based services (which includes e-commerce marketplace fees and revenues from subscription-based email services and mobile value added services).

•	US Publishing business, comprised of revenues from advertising and subscription for India Abroad print and online properties and online advertising revenue from the Rediff India Abroad website.

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

Revenue Recognition

India Online business

India Online business includes revenues from advertising, sponsorship and fee based services. Advertisement and sponsorship income is derived from customers who advertise on our website or from targeted mailers to Rediffmail subscribers. Fee based services include fee we earn from our e-commerce marketplace, subscription fees for our email services and our share of revenues from mobile value added services.

Revenue from display advertisement is recognized as impressions of or clicks on display advertisements are delivered or broadcast. Impressions are delivered when a sold advertisement appears in pages viewed by users. Clicks are delivered when a user clicks on the advertisement. Revenues are also derived from sponsor links placed in specific areas of the Company’s website, which generally provide users with direct links to sponsor websites. Revenue from sponsor links is recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of mail shots to its users on behalf of advertisers and such revenues are recognized on delivery. We report our online advertisement revenues on a gross basis principally because we are the primary obligor to our advertisers.

e-commerce marketplace fee, which is comprised of the commissions and shipping revenue is recognized after receipt of confirmation that the online customer has accepted delivery of the goods. The cost of incentives provided to online customers like coupons and promo codes are reduced from revenue and where such incentives exceed the revenue amount, the excess is recognized as cost of revenue.

Subscription service revenue, which is comprised of subscription fees for email and related services provided to small and large enterprises is deferred and recognized pro rata over the terms of such subscription.

Mobile value-added services revenues are derived from providing value added short messaging services (“SMS”), ring tones, picture messages, logos, wallpapers and other related services to mobile phone users. The company contracts with third-party mobile phone operators for sharing revenues from this service. Mobile value- added services revenue is recognized when this service is rendered.

US Publishing business

US Publishing business primarily include advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States. It also includes the advertising revenues of Rediff India Abroad, the website catering to the Indian community in the United States.

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

Allowances for doubtful accounts receivable and other recoverable

We maintain allowances for doubtful accounts receivable and other recoverable for estimated losses resulting from the inability of our customers to make contractually agreed payments. We establish an allowance for doubtful accounts on trade accounts receivable after considering the financial condition of the customer, ageing of the accounts receivable, historical experience and the current economic environment. Trade account receivable balances are written off against allowances only after all means of collections have been exhausted and potential of recovery is considered remote.

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

During the fiscal year ended March 31, 2015, we recognized an impairment loss of US$ 3,200,089 on its Property, plant and equipment relating to its India Online business. India Online business includes revenue from advertising and fee based services. The impairment was on account of decline in advertisement revenue as there has been a continued reduction in spends by customers which is consistent with industry trends. As a consequence, we have been experiencing a decline in our display advertisement revenue, and incurring net operating cash losses. The fair value of the India Online business asset group is insignificant.

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

Current Trends and Business Outlook

Our overall revenue for fiscal 2015 was US$15.3 million, a decline of 5% as compared to the previous year. Our revenue from India Online was US$ 13.1 million, a decline of 2% and our revenue from our US Publishing business was US$2.2 million, a decline of 19% as compared to the previous fiscal year.

Within the India Online business, the fee-based business grew strongly at 25% year-over-year led by our e-commerce marketplace fees that grew 35%. This was not enough to overcome a decline of 19% in online advertising revenue. We continue to invest our marketplace technology platform, invest in algorithms to improve customer service and expand the number of merchants on our platform.

The challenges we faced in our India online advertising segment is partly a reflection of the challenge that display advertising is facing worldwide, and in part also a reflection of difficult business conditions in India for advertisers in the consumer finance and consumer durable industries.

There are three different factors that have an influence on advertising revenues in our India Online segment. First, online display advertising (this is advertising where banner ads are shown to users who visit Rediff’s website and where Rediff gets paid for the number of times these banners are displayed to these users), like all forms of advertising is very sensitive to the economic environment particularly as it affects consumer products and services and consumer durables industries. Second, size and growth of online advertising as a category is dependent on the size and growth of the internet user base in India. Finally, the prices that Rediff gets for our display advertising inventory is dependent on Rediff’s pricing power, which in turn is dependent on our share of the internet users in India.

Taking the first factor, economic environment, the Indian government, through its Central Statistical Organization, has recently released figures for 2014 which says that while India’s GDP (at factor cost) grew 4.9% on a year-on- year basis in the first half of 2014 and 4.6% in the second half of 2014, the Manufacturing sector (which contains the consumer industries critical for advertising) grew a mere 0.1% in the first half of 2014 and actually declined 1.5% in the second half. The index of industrial production, also recently released, shows the consumer goods industries declined 18.6% in November 2014, the most recent month of 2014 for which figures are available, on a year-on-year basis.

The second driver of online advertising revenue is the size and growth of the internet user base, and a good proxy for this is the internet penetration rate. India’s internet penetration rate in 2013-14 was estimated to be in the low double digits 11%, compared to 43% for China and 23% for Indonesia according to Mary Meeker of Kleiner Perkins. This low penetration is inhibiting the shift from other media to internet as has been seen in other countries.

The third driver for the Company’s online advertising growth is Company’s share of India’s internet user base. According to ComScore, Rediff’s monthly unique users for the month March 2015 was 17 million compared to 80 million for India which represents a 20% share, a relatively large share, which gives us a reasonable pricing power.

The decline in advertising revenue for India Abroad, a print newspaper, and an iconic voice for the Indian American community is because in the United States the print newspaper industry has been continuously declining since fiscal 2007. Revenue from the US Publishing business has been declining coincident with the overall decline in publishing industry. However, our target audience for the newspaper is niche and the Indian diaspora and hence we believe that with our efforts it is possible to arrest this decline in revenues from the publishing business and make it remain flat in the near future.

Revenue from fee-based business accounted 32%, 39% and 50% respectively, of India Online business revenues for the fiscal years ended March 31, 2013, 2014, and 2015 respectively. This increasing share is due to both a year over year increase in absolute fee-based revenues, as well as an absolute decline in advertising revenue. Cost of revenue relating to advertising is largely fixed in nature. Whereas cost of revenue relating to fee-based services are significantly variable and directly linked to fee-based revenue. Presently fee-based revenues have a lower gross margin than advertising revenues, which has resulted in a decline in average gross margin for the India Online business segment from 40% in March 31, 2013, to 38% in March 31, 2014, and to 32% in March 31, 2015. The lower gross margin on account of higher variable cost of revenue for the fee-based businesses is because the fee based business are in their early stages of market adoption, and are likely to reach their optimum scale in the next two to three years.

Our subscription based email services for enterprise scored many wins from high quality and discerning customers. This service won the CIO award in its category for the second year in succession.

Vubites, our TV ad targeting platform gained wider acceptance during the year from advertisers, TV networks and Cable Operators.

In order to grow our online user base and attract new advertisers, we expect to continue to invest in new products and product enhancements, expand the content and services on our network and procure more bandwidth and network equipment.

We believe that the growth of our revenues and profits from our India Online business is dependent on the growth of the Indian Internet market and mobile phone user base, the evolution of adequate online payment mechanisms, a consequent increase in advertising and fee-based revenues and our ability to capture a sizeable share of any increases in revenues from such developments. In this context we look forward to the proposed aggressive deployment of 3G and 4G data services by Indian mobile phone operators which is expected in late 2015. We are preparing for this new mobile era by investing in making all our services mobile friendly.

Actual results may differ materially from those suggested by our forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, the impact on our business of a continued economic slowdown or a downturn in the sectors in which our clients operate, our ability to successfully implement our strategy, acceptance of new products and services, the development of broadband Internet and 3G and 4G networks in India, our ability to successfully integrate the businesses we have acquired, competition, demand for our online and offline service offerings, changes in the Internet marketplace, technological changes, investment income, cash flow and our exposure to market risks. By their nature, certain of our disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impacts could materially differ from those that have been estimated. For further discussion of forward-looking statements, see the discussion under the “Forward-Looking Statements” section of this annual report.

Operating Results

Results of our reportable business segments were as follows (amount in US$ million):

	2013			2014			2015
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
Revenues from external customers:
Advertising	8.5	2.9	11.4	8.2	2.5	10.7	6.6	2.1	8.7
Fee based services	4.0	0.3	4.3	5.2	0.2	5.4	6.5	0.1	6.6
Total revenues	12.5	3.2	15.7	13.4	2.7	16.1	13.1	2.2	15.3

Cost of revenues	7.5	2.5	10.0	8.3	2.1	10.4	8.9	1.9	10.8
Segment Results	5.0	0.7	5.7	5.1	0.6	5.7	4.2	0.3	4.5

The comparative analysis presented below relates to our operations.

Fiscal Year Ended March 31, 2015 compared to Fiscal Year Ended March 31, 2014

Revenues

Our overall revenues for the fiscal year ended March 31, 2015 declined by 5% to US$15.3 as compared to US$16.1 million for the previous fiscal year.

India Online business

We recognized US$13.1 million in revenues from our India Online business for the fiscal year ended March 31, 2015, as compared to US$13.4 million for the fiscal year ended March 31, 2014, a decrease of 2%, over the previous fiscal year. This decrease is primarily due to a decline of 19% in India online advertising revenue. Our India Online business is comprised of advertising business and fee-based business. Our advertising revenue is declining because display advertising is facing challenges worldwide and in India advertisers in the consumer finance and consumer durable industries are facing difficult business conditions. Within the India Online business segment the fee-based business grew by 25% year-on-year led by our e-commerce marketplace fees that grew by 35% as compared to previous fiscal year.

During the fiscal year ended March 31, 2015, the Indian rupee depreciated against the US dollar by approximately 1% and hence did not have any significant impact on revenue due to currency translation.

U.S. Publishing business

We recognized US$2.2 million revenues for the U.S. Publishing business for the fiscal year ended March 31, 2015, as compared to US$2.7 million for the fiscal year ended March 31, 2014, representing a decrease of approximately US$0.5 million, or 19%, over the previous fiscal year. In the United States the newspaper industry has been continuously declining since fiscal 2007. Revenue from US Publishing business has been declining coincident with the overall decline in publishing industry. However, our target audience for the newspaper is niche and Indian Diaspora and hence we expect that our revenues from publishing business will continue to remain flat in near future.

Cost of revenues

In the fiscal year ended March 31, 2015 cost of revenues were US$10.8 million as compared to US$10.4 million in the previous fiscal year, an increase of US$0.4 million or by 4%. During the fiscal year ended March 31, 2015, cost of revenue was 71% of the total revenues as compared to 65% of total revenues for the fiscal year ended March 31, 2014.

India Online business

Cost of revenues for the India online business includes Internet communication, data storage and software usage costs, the cost of content for the Rediff websites, the cost of editorial functions (including payroll costs and travel costs of staff in the editorial department), stock-based compensation costs, the direct costs of providing fee-based services such as courier charges, content cost for mobile value-added services, cost of domain registrations and the cost relates to broadcaster.

In the fiscal year ended March 31, 2015 cost of revenues for the India Online business was US $8.9 million (68% of revenue) as compared to US $8.3 million (62% of revenue) for the fiscal year ended March 31, 2014. This represents an increase of US$0.6 million, or 6% over the previous fiscal year. This increase was primarily related to increase in direct costs of providing fee- based services.

Cost of revenue relating to advertising business consists of mostly fixed in nature. Whereas cost of revenue relating to fee-based services are variable in nature and directly linked to fee-based revenue. An increase in fee-based revenue increases the corresponding cost of revenue. As fee-based revenues presently have a lower gross margin than advertising revenues, this has resulted in a decline in average gross margin for the India Online business segment from 38% in March 31, 2014 to 32% in March 31, 2015.

During the fiscal year ended March 31, 2015, the Indian rupee depreciated against the US dollar by approximately 1% and hence did not have any significant impact on cost of revenue due to currency translation.

We anticipate that our cost of revenues in absolute dollar terms for our India Online business will increase during the fiscal year ended March 31, 2016, as compared to the fiscal year ended March 31, 2015, as we expect to incur additional costs to continue to grow our business.

U.S. Publishing business

Cost of revenues for the U.S. Publishing business includes printing and circulation costs (including payroll costs) for our weekly news paper “India Abroad”.

In the fiscal year ended March 31, 2015 cost of revenues for the U.S. Publishing business was US $1.9 million (88% of revenue) as compared to US $2.1 million (76% of revenue) for the fiscal year ended March 31, 2014. This represents a decrease of US$0.2 million over the previous fiscal year.

Segment results

Analysis of the results presented below is based on the segment results as assessed by the Company’s chief operating decision maker and has been determined as revenues less cost of revenues before operating expenses.

India Online business

Segment profit of the India Online business was US$4.2 million and US$5.1 million for the fiscal year ended March 31, 2015 and 2014. However, fee based revenues grew significantly but this growth was offset by increased cost of revenues and decrease in revenues from online advertising which has higher gross margin.

U.S. Publishing business

Segment profit of the U.S. publishing business was US$0.3 million and US$0.6 million for the fiscal year ended March 31, 2015 and 2014.

Operating expenses

Operating expenses include sales and marketing expenses, product development expenses, depreciation and amortization, general and administrative expenses, long-lived impairment and foreign exchange loss (gain) net.

In the fiscal year ended March 31, 2015, operating expenses were US $19.5 million as compared to US $18.1 million for the fiscal year ended March 31, 2014. This represents an increase of US$1.4 million, or 8% over the previous fiscal year.

During the fiscal year ended March 31, 2015, the Indian rupee depreciated against the US dollar by approximately 1% and hence did not have any significant impact on operating expenses due to currency translation.

Sales and marketing expenses

Sales and marketing expenses primarily include employee compensation for sales and marketing personnel, stock-based compensation cost, advertising and promotion expenses, sales support cost, distribution cost and market research costs. For the fiscal year ended March 31, 2015, sales and marketing expenses were US$5.5 million, compared to US$3.9 million for the fiscal year ended March 31, 2014, representing an increase of US $1.6 million over the previous fiscal year. This increase was mainly on account of marketing spends incurred for the brand building of the Company.

We expect that our sales and marketing expenses in absolute dollar terms will not increase substantially for the fiscal year ended March 31, 2016.

Product development expenses

Product development expenses primarily include software development expenses and compensation for product development personnel including stock-based compensation costs. Third-party technology and development expense, and other related operating costs are also included in product development expenses. For the fiscal year ended March 31, 2014 and 2015, product development expenses were US$2.3 million.

We expect to continue to invest in product development to maintain our position as a leading Internet destination for the global Indian community. Therefore, we expect our product development expenses in absolute dollar terms to increase in the future.

Depreciation and amortization expenses

For the fiscal year ended March 31, 2015, depreciation and amortization expense was US$1.7 million compared to US$3.1million for the fiscal year ended March 31, 2014, representing a decrease of US$1.4 million, or 44%. This decrease was due to a lower base of depreciable assets.

General and administrative expenses

General and administrative costs primarily consist of compensation for administrative personnel, fees for legal and professional services, allowances for doubtful accounts and promissory notes, insurance premiums, stock-based compensation costs and general administrative costs. For the fiscal year ended March 31, 2015 and 2014, general and administrative expenses were US$6.7 and US$7.2 million, respectively, a decrease of US$0.5 million or 8%, as compared to previous fiscal year 2014.

Long-lived assets impairment

During the fiscal year ended March 31, 2015, we recognized an impairment loss of US$ 3,200,089 on its Property, plant and equipment relating to its India Online business. India Online business includes revenue from advertising and fee based services. The impairment was on account of decline in advertisement revenue as there has been a continued reduction in spends by customers which is consistent with industry trends. As a consequence, we have been experiencing a decline in our display advertisement revenue, and incurring net operating cash losses. The fair value of the India Online business asset group is insignificant.

Other income (expenses), net

Other income (expenses), net, primarily comprised of interest income, interest income on income tax refunds, gain on sale of investments and miscellaneous income. During the fiscal year ended March 31, 2015 and 2014, net other income were US$1.2 million and US$4.7 million, respectively.

Interest income

Interest income for the fiscal year ended March 31, 2015 was US$0.9 million, compared to US$1.3 million for the fiscal year ended March 31, 2014, representing a decrease of US$0.4 million, or 31%. The decrease in interest income was primarily due to utilization of bank deposits held under cash and cash equivalents.

Interest income on Income tax refunds

During the fiscal year ended March 31, 2015 and 2014, we received income tax refunds for prior income tax assessment years along with the interest of US$0.1 million and US$0.6 million, respectively.

Miscellaneous income

During the fiscal year ended March 31, 2015, we received our share of depository service fees (DSF) of US$0.19 million for the fiscal years 2012, 2013 and 2014.

Net income (loss)

As a result of the foregoing, our net loss for the fiscal year ended March 31, 2015 was US$13.8 million, taking into account the long lived assets impairment loss of US$3.2million, as compared to a net loss of US$7.5 million for the fiscal year ended March 31, 2014.

Fiscal Year Ended March 31, 2014 compared to Fiscal Year Ended March 31, 2013

Revenues

Total revenues for the fiscal year ended March 31, 2014 increased by 3% to US$16.1 million from US$15.7 million for the fiscal year ended March 31, 2013.

India Online business

We recognized US$13.4 million in revenues from our India Online business for the fiscal year ended March 31, 2014, as compared to US$12.5 million for the fiscal year ended March 31, 2013,an increase of US$0.9 million, or 7%, over the previous fiscal year. This increase resulted primarily from the growth in our online marketplace business. Our India Online business comprises of advertising business and fee-based business. Fee-based business revenues accounted for approximately 39% of total India Online business revenues. During the fiscal year ended March 31, 2014, fee-based revenue grew by 30% whereas advertising revenue declined by 4%. The advertising business is declining because of slow growth in Indian economic environment, Indian internet user base and our share in Indian internet user base.

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

U.S. Publishing business

We recognized US$2.7 million in revenues for the U.S. Publishing business for the fiscal year ended March 31, 2014, as compared to US$3.2 million for the fiscal year ended March 31, 2013, representing a decrease of approximately US$0.5 million, or 12%, over the previous fiscal year. The decrease in revenues was primarily due to a decrease in print revenues from our weekly newspapers “India Abroad” and “India in New York”. In the United States, the newspaper industry has been continuously declining since fiscal 2007. Our US Publishing business is also declining at a similar pace as the overall decline in publishing industry in the United States.

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

Cost of revenue relating to advertising consists of mostly fixed costs in nature. Whereas cost of revenue relating to fee-based services are variable in nature and directly linked to fee-based revenue. An increase in fee-based revenue increases the corresponding cost of revenue. As fee-based revenues presently have a lower gross margin than advertising revenues, this has resulted in a decline in average gross margin for the India Online business segment from 40% in March 31, 2013 to 38% in March 31, 2014.

During the fiscal year ended March 31, 2014, the Indian rupee depreciated against the US dollar by approximately 12%. Had the exchange rate between Indian rupees and US dollars remained constant, our India Online cost of revenues in constant currency terms for fiscal 2014 would have been approximately US$9.2 million, rather than our reported cost of revenue of US$8.3 million, or an increase of 23% rather than our reported increase of 11%.

U.S. Publishing business

Cost of revenues for the U.S. Publishing business includes printing and circulation costs (including payroll costs) for the “India Abroad” and “India in New York” newspapers.

In the fiscal year ended March 31, 2014 cost of revenues for the U.S. Publishing business was US $2.1 million (76% of revenue) as compared to US $2.5 million (78% of revenue) for the fiscal year ended March 31, 2013. This represents a decrease of US$0.4 million, or 16% over the previous fiscal year. U.S. Publishing cost of revenue is largely fixed in nature and this small reduction was on account of saving in paper printing and mailing costs.

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

Operating expenses

Operating expenses include sales and marketing expenses, product development expenses, depreciation and amortization, general and administrative expenses, long-lived impairment and foreign exchange loss (gain) net.

In the fiscal year ended March 31, 2014, operating expenses were US $18.1 million as compared to US $19.6 million for the fiscal year ended March 31, 2013. This represents decrease of US$1.5 million, or 8% over the previous fiscal year.

During the fiscal year ended March 31, 2014, the Indian rupee depreciated against the US dollar by approximately 12%. Had the exchange rate between the Indian rupee and the US dollar remained constant, our India Online cost of revenues in constant currency terms for fiscal 2014 would have been approximately US$20.1 million, rather than our reported operating expenses of US$19.6 million, or an increase of 3% rather than our reported decrease of 8%.

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

Gain on sale of investment

During the fiscal year ended March 31, 2014, the Company sold its investment in Runa Inc. for a total consideration of US$4,145,927 and recognized a gain of US$2,740,940. An amount of US$613,992 of the total consideration has been held in escrow for certain representations and warranties contained in the sale agreement. These representations and warranties have been assessed as accurate and the fair value of any obligation resulting from these representations and warranties is insignificant. Of the total amount held in escrow US$152,457 and US$461,545 was recovered in October, 2014 and recoverable in April, 2015 respectively.

Net loss

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

Cash Flows

	For the Fiscal Year Ended March 31,
	2013	2014	2015
	US$	US$	US$
Net cash used in from operating activities	(2,540,551)	(2,832,837)	(7,339,013)
Net cash generated by (used in) investing activities	(547,678)	2,067,248	(1,056,092)

Net cash provided by financing activities	—	—	—
Net decrease in cash and cash equivalents	(3,088,229)	(765,589)	(8,395,105)
Effect of exchange rate changes on cash	(1,433,127)	(2,107,705)	(461,323)
45

Fiscal Year Ended March 31, 2015

Net cash used in operations was US$7.3 million, after adjusting our net loss of US$13.8 million to account for non-cash items and changes in working capital. Non-cash items, comprising depreciation, amortization, allowances for doubtful debts, impairment and stock-based compensation costs, totaled US$5.5 million. Despite the net cash used in operations, our working capital only decreased by US$1.0 million due to efficient management of working capital.

Net cash used in investing activities was US$1.1 million, consisting of purchases of servers and other capital equipment. As of March 31, 2014, we had cash and cash equivalents of US$8.3 million. We believe that based on the current cash use rate this cash balance will be sufficient to meet our operating and capital requirements for the next five to seven quarters. However, we will require additional financing in the future to fund our operations and capital requirements.

On July 29, 2015, the Company entered into a Purchase Agreement with Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“Investor”). The Purchase Agreement provides that the Company has the right to sell to the Investor, and the Investor has the obligation to purchase from the Company, up to an aggregate of US$15 Million of the Company’s American Depositary Shares (“ADSs”) over the 36-month term of the Agreement in amount as described in the Purchase Agreement. Upon shareholder approval and upon effectiveness of registration statement covering the resale of ADSs, the Company can elect its discretion to sell ADSs to the investor pursuant to either regular purchase amounts or accelerated purchase amounts. The amounts of ADSs which may be sold to the Investor pursuant to any regular purchase range from 40,000 ADSs to 100,000 ADSs, depending on the then current trading price of the Company’s ADSs on Nasdaq (but not to exceed US$500,000 on any single purchase date). In addition, the Company has the right, but not the obligation, to sell accelerated purchase amounts. The purchase price for any ADSs sold pursuant a regular purchase , will be 98% of the lower of (a) the lowest sale price of the ADSs on Nasdaq on the regular purchase date or (b) the average of the three lowest closing sale prices over the preceding 10 trading-day period. The purchase price for any ADSs sold pursuant to an accelerated purchase, will be 98% of the lower of (a) the closing sale price of the ADSs on Nasdaq on the accelerated purchase date or (b) 94% of a volume weighted average purchase price on the accelerated purchase date. The Company will file an application with the Nasdaq to list the ADSs to be sold to the Investor pursuant to the Purchase Agreement. The Company is required to file a  registration statement covering the resale of the ADSs, so that such ADSs may be sold by the Investor from time to time pursuant to a Registration Rights Agreement entered into between the Company and Investor. Under the Purchase Agreement, the Investor and its affiliates have a beneficial ownership limitation of 4.99% of the then issued and outstanding equity securities of the Company. The issuance of the shares underlying the ADSs must be approved by the Company’s shareholders prior to any purchases under the Purchase Agreement. The Purchase Agreement and Registration Rights Agreement also contain customary representations, warranties, conditions and indemnification provisions. A copy of the Purchase Agreement has been filed with this 20F as Exhibit 4.15.

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

Contractual Obligations

Our contractual obligations relate to operating leases and capital commitments, payments for which are to be made as per the table below:

		Capital
	Operating leases	commitments
Year ended March 31,	US$	US$

2016	492,935	424,517
2017	293,624	—
2018	237,989	—
2019	40,753	—

Total	1,065,301	424,517

Capital Expenditures

Our principal capital expenditures are for purchase of computer equipment, such as servers for our websites. In the fiscal years ended 2015, 2014 and 2013, we had capital expenditures of US$1.4 million, US$1.5 million and US$2.1 million, respectively.

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

Income Tax Matters

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in our statement of comprehensive loss is as follows:

	2013	2014	2015
	US$	US$	US$
Loss before income taxes and equity in net loss (earning) of equity method investee	(11,549,781)	(7,624,180)	(13,797,779)

Indian statutory income tax rate	32.445%	33.990%	34.608%

Expected income tax expense (benefit)	(3,747,327)	(2.591,459)	(4,775,135)

Tax effect of:–
Adjustments to reconcile expected income tax expense to reported income tax expense:

Employee stock-based compensation	245,313	163,683	147,674
Valuation allowance recognized during the year	3,060,830	1,998,669	4,875,019
Goodwill impairment	648,900	—	—
Tax in foreign jurisdictions	(142,710)	262,459	(247,558)
Earnings (loss) of equity method investees	27,354	—	—
Others	(125,608)	13,874	14,791
Income tax expense (benefit)	(33,248)	(152,774)	14,791

The reconciliation of income tax expenses are as follows:

Income tax expense/(benefit) for the year ended March 31, 2015 of US $ 14,791. The reasons for major reconciliation items are i) Change in Valuation allowance recognized during fiscal year ended March 31, 2015 amounting to $ 4,875,019 on account of recurring loss. ii) Effect of different overseas tax rate of US $ 247,558 for the year ended March 31, 2015. iii) Effect of Non-deductible expense of Employee stock option of US $ 147,674 for the fiscal year ended March 31, 2015.

Rediff India’s (including Vubites) net operating loss carry forwards aggregating approximately US$16,942,394 as of March 31, 2015 will expire between April 2015 and March 2021.

As of March 31, 2015, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$3,033,000, which expire in years 2020 through 2035.

As of March 31, 2015, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$6,229,000 for federal income tax purposes, which expire in years 2020 through 2035.

Rediff’s unabsorbed depreciation of US$18,642,739 can be indefinitely carried forward.

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

The following table sets forth information about our net foreign currency exchange (U.S. dollars) exposure as of March 31, 2015:

As of March 31, 2015 (in US$ thousands)
Accounts payable in U.S. dollars (include intercompany payable of US$950,661)	(1,183)
Accounts receivable in U.S. dollars, net of allowance (include intercompany receivable of US$123,286)	501
Cash balances held in U.S. dollars	24
Net foreign currency exchange exposure	(658)

We are not currently trying to reduce our exposure to foreign currency exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do this successfully. Accordingly, we may experience economic losses and negative impacts on earnings and equity as a result of foreign currency exchange rate fluctuations. If the Indian Rupee appreciates against the U.S. dollar by one Rupee, the net foreign currency exchange loss as of March 31, 2016 would be approximately US$11,000.

Interest Rate Risk

We hold interest-bearing accounts in India and fluctuations in interest rates affected our interest earnings for the fiscal year ended March 31, 2015. These interest rates are linked to the interest rates prevailing in India. We expect that our interest earnings will continue to be affected in the future by fluctuations in interest rates. A hypothetical 1% increase or decrease in the prevailing interest rates applicable to cash deposits during such period would have affected our interest income by approximately US$84,000.

Off-balance Sheet Arrangements

As of the date of this annual report, we are not a party to any off-balance sheet obligations or arrangements.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with early application not permitted. We are currently evaluating the effects, if any, that the adoption of this guidance will have on the Company’s financial position, results of operations and cash flows."

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. The amendments in this ASU provides guidance about managements responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as going concern and to provide related disclosures. In accordance with this guidance, in connection with preparing financial statements, and entity’s management should evaluate whether there are conditions or events considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We are currently in the process of evaluating the impact of the adoption of ASU 2015-02 on our consolidated financial statements.

MANAGEMENT

The following table sets forth, as of June 30, 2015, the name, age and position of each of our directors and executive officers.

Name	Age	Position
Ajit Balakrishnan(1)(2)	67	Chairman and Managing Director
Swasti Bhowmick	49	Chief Financial Officer
Diwan Arun Nanda(1)(2)	71	Director
Sunil N. Phatarphekar(1)(2)(3)	51	Director
Ashok Narasimhan(1)	67	Director
Sridar Iyengar(1)(3)	68	Director
M. Madhavan Nambiar(1) (3)	64	Director

(1)	Member of the Board of Directors
(2)	Member of the Compensation Committee
(3)	Member of the Audit Committee

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

Sridar A. Iyengar has been a director of the Company since September 2004. He is co-founder of ‘The Sounding Board’ and serves on the Board of various companies, and other companies. He advises many early-stage companies in the United States and India. From 1968 until his retirement in March 2002, he was employed by KPMG, retiring as the Partner-in-Charge of KPMG’s Emerging Business Practice. He worked as a partner in all three of KPMG’s regions - Europe, America and Asia Pacific - as well as in all four of KPMG’s functional disciplines - assurance, tax, consulting and financial advisory services. He was Chairman and CEO of KPMG’s India operations between 1997 and 2000 and during that period was a member of the Executive Board of KPMG’s Asia Pacific practice. Prior to that, he headed up the International Services practice on the west coast of the United States. On his return from India in 2000 he was asked to lead a major effort of KPMG’s focused on delivering audit and advisory services to early stage companies. He also served as a member of the Audit Strategy group of KPMG LLP. He is a Fellow of the Institute of Chartered Accountants in England and Wales, and holds a Bachelor’s Degree in Commerce (Honors) from the University of Calcutta.

M. Madhavan Nambiar has spent over 36 years in the Indian Administrative Service with many years focused on Information Technology. Mr. Nambiar most recently served as Secretary to the Government of India, first in the Ministry of Information Technology and then in the Ministry of Civil Aviation. Mr. Nambiar is a Fellow at the Judge Business School, University of Cambridge. He serves on the Board of various companies such as Hotel Leelaaventure Ltd., Loyal Textile Mills Ltd, Catholic Syrian Bank Ltd etc. He holds a Bachelor of Arts Degree from Loyola College, Madras University and a Master of Business Administration Degree from the Faculty of Management Studies, Delhi University. He has been recently appointed as Chairman, Indian Institute of Technology and Management, Trivandrum.

Board Composition

On March 16, 2000, we amended our Articles of Association to set the minimum number of directors at three and the maximum number of directors at seven. We currently have seven directors. Our Articles of Association provide as follows:

•	Ajit Balakrishnan, Diwan Arun Nanda and Rediffusion Holdings Private Limited (earlier called Rediffusion Advertising Private Limited), are entitled to appoint and have appointed Mr. Balakrishnan as Director on the Board and Chairman of Rediff.com India Ltd. so long as they hold, singly or jointly, not less than 10% of the issued, subscribed and paid up capital of Rediff.com India Ltd. Mr. Balakrishnan serves an indefinite term and is not required to retire by rotation.

•	The remaining directors on the Board of Directors are non-permanent directors who are appointed by shareholders and retire by rotation. Ashok Narasimhan and Rashesh Shah retired by rotation and were re-elected by the shareholders at our last annual general meeting held on September 29, 2014. Diwan Arun Nanda and Madhavan Nambiar will retire by rotation at our next Annual General Meeting of shareholders, which is scheduled to be held on or before September 30, 2015.

As of the date of this annual report, our Board has determined that the following members qualify as independent directors: Sunil N. Phatarphekar; Sridar A. Iyengar; Ashok Narsimhan and M. Madhavan Nambiar.

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

As of the date of this annual report, our Audit Committee is comprised of the following members, all of whom are independent directors, as determined by the NASDAQ listing standards applicable to us: Sridar A. Iyengar, Sunil N. Phatarphekar and M. Madhavan Nambiar.

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

As a foreign private issuer, we are not subject to Regulations 14A and 14C under the Securities and Exchange Act of 1934, as amended. As such, in lieu of the requirements of Rule 5620(b), we follow the requirements of the Companies Act. Section 105 of the Companies Act, 2013 prohibits a company incorporated there-under, such as us, from soliciting proxies. Because we are prohibited from soliciting proxies under Indian law, we will not meet the proxy solicitation requirement of Rule 5620(b). However, in accordance with Indian law, we give written notices of all our shareholder meetings (containing a statement that a shareholder is entitled to appoint a proxy, or, where that is allowed, one or more proxies, to attend and vote instead of himself, and that a proxy need not be a member) to all our shareholders and we also furnish such notices with the SEC under Form 6-K.

Other than as noted above, we intend to comply with all other applicable NASDAQ corporate governance standards.

Employees

As of March 31, 2015, we had 338 employees and full-time consultants. Of such employees, 129 are in our shopping, sales and marketing teams, 78 are creative and editorial, 98 are dedicated to technology and product development, 3 are dedicated to production and circulation and 30 are administrative. We believe that our relationship with our employees is good. The table sets forth the distribution of our employees by main category of activity:

	As at March 31,
Department	2013	2014	2015
Technology and Product Development	122	107	98
Sales and Marketing	144	127	129
Editorial	79	78	70
General & Administration	32	31	30
Creative	13	14	8
Production & Circulation	7	7	3
Total	397	364	338

Compensation

Our Articles of Association provide that each of our directors may receive an attendance fee for every Board and Committee meeting, provided that no director shall be entitled to an attendance fee in excess of Rs.2,000 per meeting. During the fiscal year ended March 31, 2015, we did not pay any attendance fees to our directors. Mr. Ajit Balakrishnan, who is our Managing Director, does not receive any additional compensation for his service on our Board of Directors. Directors of our US subsidiaries receive compensation for their service on the boards of these subsidiaries.

The following table sets forth details regarding compensation paid to executive officers and directors of the Company during the fiscal year ended March 31, 2015.

Name	Salary and other compensation (US$)

Ajit Balakrishnan	200,000	(1)

Swasti Bhowmick	136,209	(2)

Sridar A. Iyengar	25,000	(1)

Sunil Phatarphekar	20,000	(1)

M. Madhavan Nambiar	20,000	(1)

(1)	Each of Mr. Balakrishnan, Mr. Iyengar Mr. Phatarphekar and Mr Nambiar receive a salary and/or other compensation from Rediff Holdings, Inc., our wholly-owned U.S.-incorporated subsidiary, in their capacity as directors of Rediff Holdings, Inc. None of them receive any salary from Rediff.com India Limited. During the fiscal year ended March 31, 2012, Sridar Iyengar was granted 9,000 options (equivalent to 9,000 shares) under Employee Stock option Plan 2006 at exercise price of US$21.25.
(2)	Swasti Bhowmick was granted 10,000 options (equivalent to 5,000 equity shares) under ADR linked Employee Stock option Plan 2006 at exercise price of $6.34 in the fiscal year ended March 31, 2012. The Plan will expire in February 2022.

Employee Benefit Plans

2002 Stock Option Plan

In January 2002, our Board of Directors approved the 2002 Stock Option Plan (“2002 plan”) which provides for the grant of incentive stock options and non-statutory stock options to our employees. All options under these plans are exercisable for our ADSs. Necessary approvals from the regulators in India have been obtained. During the fiscal year ended March 31, 2004, we made appropriate filings with the SEC prior to the first exercise date of the options granted under the 2002 plan. Unless terminated sooner, this plan will terminate automatically in January 2012. A total of 280,000 of our Equity Shares were reserved for issuance under the 2002 plan of which 12,000 equity shares were reserved under 2015 Stock Option Plan.

During the fiscal year ended March 31, 2015, 7,000 options equivalent to 3,500 equity shares lapsed at a weighted average price of $11.37 per share.

Unless otherwise determined by the Board of Directors, the warrants granted under the 2002 plan vest at a rate of 25% on each successive anniversary of the grant date, until fully vested. The options granted under the 2002 ADR plan vest at the rates set forth in every award.

2004 Stock Option Plan

In June 2004, our Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provides for the grant of stock options to our employees. All options under the 2004 plan are exercisable for our ADSs. Unless terminated sooner, the 2004 plan will terminate automatically in January 2014. A total of 358,000 Equity Shares are currently reserved for issuance pursuant to the 2004 plan of which 91,000 equity shares were reserved under 2015 Stock Option Plan.

During the fiscal year ended March 31, 2015, 45,500 options equivalent to 22,750 equity shares were granted at the price of US$3.74 per share. During the same fiscal year, 110,224 and 3,000 options equivalent to 55,112 and 1,500 equity shares at a weighted average exercise price of US$10.97 and US$3.74 per share lapsed and forfeited due to resignation of the employees.

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

During the fiscal year ended March 31, 2015, 1,250 options equivalent to 1,250 equity shares at a weighted average exercise price of US$0.16 per share were forfeited due to resignation of the employees.

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

2015 Stock Option Plan

The compensation committee authorized the 2015 stock option plan in their meeting held on January 27, 2015. Under the plan 103,000 equity shares (comprising of 12,000 equity shares from 2002 Stock Option Plan and 91,000 equity shares from 2004 Stock Option Plan) were reserved. Unless terminated sooner, any grant under this plan will terminate automatically after expiry of 10 years from the date of grant.

During the year ended March 31, 2015, 73,600 options equivalent to 36,800 equity shares were granted at the exercise price of US$3.74.

Under the terms of the 2015 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase one ADS at the exercise price during the exercise period, which expires ten years from the date of grant.

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

The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2013, 2014 and 2015. The measurement date used is March 31 of the relevant fiscal year.

55

	2013	2014	2015
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	446,146	527,512	511,506
Actuarial (gain) loss	14,941	(60,402)	27,963
Service cost	75,039	75,405	69,402
Interest cost	44,025	46,086	52,790
Benefits paid	(26,382)	(27,314)	(70,427)
Effect of exchange rate changes	(26,257)	(49,781)	(22,184)
Benefit obligation at the end of the year	527,512	511,506	569,050

Accumulated benefit obligation was US$292,701 and US$319,026 as of March 31, 2014 and 2015 respectively.

Net gratuity cost for the years ended March 31, 2013, 2014 and 2015 comprise of the following:

	2013	2014	2015
	US$	US$	US$
Service cost	75,039	75,405	69,402
Interest cost	44,025	46,086	52,790
Recognized net actuarial (gain) loss	14,941	(60,402)	27,963
Net gratuity cost	134,005	61,089	150,155

The assumptions used in accounting for gratuity in the years ended March 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
Discount rate	8.75%	9.60%	8.45%

Rate of increase in compensation	7.00%	7.00%	7.00%

The following benefit payments, which reflect expected future services, are expected to be paid:

Year ending March 31,	US$

2016	37,961
2017	123,838
2018	45,854
2019	62,965
2020	57,837
2021-2025	493,338

The expected benefits are based on the same assumptions used to measure the company’s benefit obligation as of March 31, 2015.

Provident Fund

Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$259,684, US$228,075 and US$231,528 for the years ended March 31, 2013, 2014 and 2015 respectively.

Compensated Absences

The Company provided US$161,779, US$155,598 and US$114,634 for the years ended March 31, 2013, 2014 and 2015, respectively, as the compensated absences liability for the amounts to be paid as a result of employee’s rights to compensated absences, considering anticipated forfeiture, in the year in which earned.

RELATED PARTY TRANSACTIONS

Six of our largest shareholders beneficially hold an aggregate of approximately 63% of our Equity Share capital. As a result, such shareholders, if they were to act collectively, could exercise control or significantly influence most matters requiring shareholder approval, including significant corporate transactions.

Product Development Expenses

During the fiscal years ended March 31, 2013, we incurred product development expenses (including amounts capitalized) of US$95,395 on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.

Trade account receivable write off

During the year ended March 31, 2013, we wrote off US$206,974 trade account receivables from Edelweiss Capital Service Ltd. in which a director of Rediff is shareholder and director, against the recorded allowance. The allowance for trade account receivables were made in fiscal year ended March 31, 2012.

EXCHANGE CONTROLS

Foreign investments in India are governed by the provisions of the Foreign Exchange Management Act 1999 (“FEMA”) and are subject to the regulations issued by the Reserve Bank of India ("RBI") from time to time. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian companies, other than those specifically excluded, to issue shares to persons residing outside India without prior permission from the RBI, subject to certain conditions. Subject to certain exceptions and compliance with pricing and reporting requirements prescribed by the RBI, general permission has been granted for: (i) for transfers of shares or convertible debentures held by a person resident outside India other than Non-Resident Indian (“NRI”), to any person resident outside India and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs.

General permission has also been granted for transfers between a person resident in India and a person resident outside India subject to stipulated conditions. In cases where such conditions are not met, approval of the Central Government and the Reserve Bank of India may be also required. Banks in India may currently allow remittance from India by a person resident in India of up to US$250,000, per financial year, for any permitted current or capital account transaction or a combination of both under liberalized remittance scheme.

Issue of securities through the depository receipt mechanism

Until December 2014, the issuance of securities through the depository receipts mechanism was governed by the Foreign Currency Convertible GDRs and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 ("1993 Scheme") as amended from time to time. On October 21, 2014, the Ministry of Finance ("MoF") implemented the Depository Receipts Scheme, 2014 ("New Scheme") by virtue of which issuance of depository receipts has been taken out of the 1993 Scheme and is now regulated by the New Scheme, the Companies Act and Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules). The New Scheme has come into effect from December 15, 2014.

Under the New Scheme, any Indian company, listed or unlisted, private or public or any other issuer or person holding permissible securities is eligible to issue or transfer permissible securities (including inter alia, shares, bonds, derivatives and unit of mutual funds, and similar instruments issued by private companies, provided that such securities are in dematerialized form to a foreign depository for the purpose of issuance of depository receipts in permissible jurisdictions that are FATC and IOSC compliant. Persons barred from accessing international capital markets, are not permitted to issue securities through the depository mechanism.

A foreign depository may issue depository receipts by way of a public offering or private placement or in any other manner prevalent in a permissible jurisdiction. An issuer may issue permissible securities to a foreign depository for the purpose of issuing depository receipts by any mode permissible for such issuance to investors. Further, holders of permissible securities may transfer such securities to a foreign depository for the purpose of the issue of depository receipts, with or without the approval of the issuer company, through transactions on a recognized stock exchange, bilateral transactions or by tendering through a public platform.

Under the New Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India, does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act, 1999.

The New Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors. A foreign depository may exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares shall have the same obligations as if it is the holder of the equity shares if it has the right to issue voting instruction.

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the depositary to ADSs may not be permitted.

An Active or Liquid Market for Our ADSs is Not Assured

Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the shares that are publicly held by unrelated parties. Although ADS owners are entitled to withdraw the Equity Shares underlying the ADSs from the depository facility at any time, subject to certain legal restrictions, there is no public market for our Equity Shares in India or elsewhere and consequently we cannot assure you of an active or liquid market for the Equity Shares.

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

The number of outstanding Equity Shares as of March 31, 2015 was 13,795,178. We have been informed by our depository that as of March 31, 2015, there were 23 record holders of ADRs evidencing 9,295,956 ADSs (representing 4,647,978 Equity Shares) in the United States.

Annual and Quarterly high-low price history:

	Price Per ADS (in U.S. dollars)
	High	Low

Fiscal year ending March 31, 2010	4.50	1.75
Fiscal year ending March 31, 2011	9.90	1.69
Fiscal year ended March 31, 2012	17.98	4.89
Fiscal year ending March 31, 2013	7.21	1.82

Fiscal year ending March 31, 2014
First Quarter (April 1, 2013 to June 30, 2013)	3.54	2.30
Second Quarter (July 1, 2013 to September 30, 2013)	2.81	2.05
Third Quarter (October 1, 2013 to December 31, 2013)	3.35	2.10
Fourth Quarter (January 1, 2014 to March 31, 2014)	2.62	2.01
Fiscal year ending March 31, 2015
First Quarter (April 1, 2014 to June 30, 2014)	3.85	2.03
Second Quarter (July 1, 2014 to September 30, 2014)	3.31	2.25
Third Quarter (October 1, 2014 to December 31, 2014)	2.47	1.80
Fourth Quarter (January 1, 2015 to March 31, 2015)	2.33	1.73
Fiscal year ending March 31, 2016
First Quarter (April 1, 2015 to June 30, 2015)	2.19	1.77

Monthly high-low price history for previous six months:

Previous six months	High	Low
February 2015	2.02	1.82
March 2015	2.00	1.73
April 2015	2.19	1.80
May 2015	1.92	1.78
June 2015	2.08	1.77
July 2015	1.87	1.59

Fees and other payments made by the Depository

During fiscal year ended March 31, 2015, the Company received US$185,000 towards sharing of depository service fees for the fiscal years 2012, 2013 and 2014.

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

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

Foreign investment in Indian securities is regulated through Foreign Direct Investment Policy (FDI Policy) of the Government of India and FEMA. While the FDI Policy prescribes the limits and the conditions subject to which foreign investment can be made in different sectors of the Indian economy, FEMA regulates the precise manner in which such investment may be made. Under the FDI Policy, unless specifically restricted, foreign investment is freely permitted in all sectors of Indian economy up to any amount and without any prior approvals, but the foreign investor is required to follow certain prescribed procedures for making such investment. The government bodies responsible for granting foreign investment approvals are FIPB and the RBI. The Government has from time to time made policy pronouncements on FDI through press notes and press releases. The DIPP issued D/o IPP F. No. 5(1)/2015-FC-1 dated May 12, 2015 ("FDI Policy"), which went in to effect on May 12, 2015, consolidates and supersedes all previous press notes, press releases and clarifications on Foreign Direct Investment ("FDI") issued by the DIPP that were in force and effect as on May 11, 2015, other than with respect to the pension sector.

ADR Scheme

For further details please refer section 'Issue of securities through the depository receipt mechanism' on page 58.

Foreign Direct Investment

Pursuant to its liberalisation policy, the Indian Government set up the Foreign Investment Promotion Board ("FIPB") under the Ministry of Finance, Government of India ("MOF") to regulate all investments by way of subscription and/or purchase and/or transfer and/or gift of securities of an Indian company by a person resident outside India or FDI into India. Prior permission of the FIPB is required for investments in excess of specified sectoral caps or in sectors in which FDI is not permitted or in sectors which specifically require prior approval of the FIPB or in proposals for investments in real estate business, atomic energy etc. The Indian Government has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. The prescribed applicable norms with respect to determining the price at which shares may be issued by an Indian company to a non resident investor and the price at which shares may be sold by a resident to a non-resident or by a non-resident to a resident would need to be complied with, and a declaration in the prescribed form is required to be filed with the RBI once the issuance/transfer of shares of the Indian company is complete.

Portfolio Investment by Non-Resident Indians

Investments by persons of Indian nationality or origin residing outside of India ("NRIs") are made under the Foreign Portfolio Investments mechanism.

NRIs are permitted to make Portfolio Investments by purchase up to 5% of the paid-up value of the shares issued by a company, subject to the condition that the aggregate paid-up value of shares purchased by all NRIs does not exceed 10% of the paid-up capital of the company. The 10% ceiling may be exceeded if a special resolution is passed in a General Meeting of the shareholders of the Company subject to overall ceiling of 24%. In addition to Portfolio Investments in Indian companies, NRIs may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed above.

Overseas corporate bodies controlled by NRIs or OCBs were previously permitted to invest on favourable terms under the Portfolio Investment Scheme. The RBI no longer recognizes OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

Investment by Foreign Portfolio Investors (“FPIs”)

An investment by FPIs is governed by the SEBI (Foreign Portfolio Investors) Regulations, 2014 ("FPI Regulations"). FPIs are required to be registered with the designated depositary participant on behalf of the Securities Exchange Board of India subject to compliance with ‘Know Your Customer’ norms. FPIs are permitted to invest only in the following securities:

a.	securities in the primary and secondary markets including shares, debentures and warrants of companies, listed or to be listed on a recognized stock exchange in India;
b.	units of schemes floated by domestic mutual funds, whether listed on a recognized stock exchange or not;
c.	units of schemes floated by a collective investment scheme;
d.	derivatives traded on a recognized stock exchange;
e.	treasury bills and dated government securities;

f.	commercial papers issued by an Indian company;
g.	Rupee denominated credit enhanced bonds;
h.	security receipts issued by asset reconstruction companies;
i.	perpetual debt instruments and debt capital instruments, as specified by the RBI from time to time;
j.	listed and unlisted non-convertible debentures / bonds issued by an Indian company in the infrastructure sector, where ‘infrastructure’ is defined in terms of the extant External Commercial Borrowings guidelines;
k.	non-convertible debentures or bonds issued by Non-Banking Financial Companies categorized as ‘Infrastructure Finance Companies’ by the RBI;
l.	Rupee denominated bonds or units issued by infrastructure debt funds;
m.	Indian depository receipts; and
n.	such other instruments specified by the Securities and Exchange Board of India from time to time.

A foreign portfolio investor shall transact in the securities in India only on the basis of taking and giving delivery of securities purchased or sold except certain carve outs.

A single FPI or an investor group is permitted to purchase equity shares of a company only below 10% of the total issued capital of the company. Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of the FPI Regulations, an FPI, other than Category III FPIs and unregulated broad based funds, which are classified as Category II FPIs by virtue of their investment manager being appropriately regulated, may issue or otherwise deal in offshore derivative instruments (defined under the FPI Regulations as any instrument, by whatever name called, which is issued overseas by a FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued to persons who are regulated by an appropriate foreign regulatory authority; and (ii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms. An FPI is also required to ensure that further issue or transfer of any offshore derivative instrument is made by or on behalf of it to any persons that are regulated by an appropriate foreign regulatory authority.

The FPI Regulations became effective as of June 1, 2014. Any Foreign Institutional Investor ("FII") or Qualified Foreign Investor ("QFI") who holds a valid certificate of registration will be deemed to be a FPI till the expiry of the block of three years for which fees has been paid per the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995. All existing FIIs and sub accounts, subject to payment of conversion fees specified in the FPI Regulations, may continue to buy, sell or otherwise deal in securities subject to the provisions of the FPI Regulations, until the earlier of (i) expiry of its registration as a FII or sub-account, or (ii) obtaining a certificate of registration as foreign portfolio investor. All QFIs may continue to buy, sell or otherwise deal in securities until the earlier of (i) up to a period of a one year from the date of commencement of the FPI Regulations; (ii) obtaining a certificate of registration as a foreign portfolio investor.

In furtherance of the FPI Regulations, the RBI amended relevant provisions of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 by a notification dated March 13, 2014. The portfolio investor registered in accordance with the FPI Regulations would be called ‘Registered Foreign Portfolio Investor ("RFPI"). Accordingly, RFPI may purchase and sell shares and convertible debentures of an Indian company through a registered broker as well as purchase shares and convertible debentures offered to the public under the FPI Regulations. Further, RFPI may sell shares or convertible debentures so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of shares by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 1998. RFPI may also acquire shares or convertible debentures (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the Central Government or any State Government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter XB of the SEBI (ICDR) Regulations, 2009.

The individual and aggregate investment limits for the RFPIs should be below 10% or 24% respectively of the total paid-up equity capital or 10% or 24% respectively of the paid-up value of each series of convertible debentures issued by an Indian company and such investment should be within the overall sectoral caps prescribed under the FDI Policy. The aggregate investment limits for the RFPI can also be increased to the sectoral cap / statutory ceiling, as applicable, by the Indian company concerned through a resolution by its Board of Directors followed by a special resolution to that effect by its shareholders and subject to prior notification to RBI. RFPI may invest in government securities and corporate debt subject to limits specified by the RBI and SEBI from time to time and to trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as specified by Securities and Exchange Board of India from time to time.

With a move to further simplify the FDI Policy and in line with earlier announcement, Union Cabinet has, on 16 July 2015, approved the implementation of "composite cap" for FDI, essentially doing away with the distinction between various foreign investment by FIIs, NRIs and other FDIs.

Portfolio investment, upto aggregate foreign investment level of 49%, will be permitted without government approval or compliance of sectoral conditions, if such investment does not result in transfer of ownership and / or control of Indian entities from resident Indian citizens to non-resident entities.

Takeover and Insider Trading Regulations

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended, or Takeover Code, upon the acquisition of more than 5% of the outstanding shares or voting rights of an Indian public listed company, a purchaser is required to notify the company, and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 25% or more of such shares or voting rights or a change in control of the company, the acquirer must make an open offer to the other shareholders, offering to purchase at least 26% of the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Upon conversion of ADSs into equity shares, an ADS holder may be subject to the Takeover Code; if the shareholding of the ADS holder on conversion exceeds 25% of the paid up capital of the Indian company and the Indian company is listed in India. A holder of ADS issued by a listed company may also be subject to the Takeover Code if the ADS holder becomes entitled to exercise voting rights, in any manner whatsoever, on the underlying shares. Similar disclosures may be made under the SEBI (Prohibition of Insider Trading), Regulations, 2015, if the equity shares of the Indian company are listed on a recognized stock exchange in India. So long as our Equity Shares are unlisted in India / are not proposed to be listed, the provisions of the Takeover Code and the Insider Trading Regulations will not be applicable.

Qualified Institutional Placement under the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009

In order to make Indian markets more competitive and efficient, the Government of India introduced an additional instrument for listed companies to raise funds from domestic markets in the form of a Qualified Institutional Placement, or QIP. Key features of the QIP program are as follows:

•	Issuers. A company whose equity shares are listed on an Indian stock exchange with nationwide trading terminals and which is in compliance with the prescribed requirements of minimum public shareholding in its listing agreement will be eligible to raise funds in the domestic market by placing securities with Qualified Institutional Buyers or QIBs.

QIBs are defined as:

•	Public financial institution as defined in Section 4A of the Companies Act;
•	Scheduled commercial banks;
•	Mutual funds;
•	Foreign portfolio investor other than Category III foreign portfolio investor registered with SEBI;;
•	Multilateral and bilateral development financial institutions;

•	Venture capital funds / alternative investment fund registered with SEBI;
•	Foreign venture capital investors registered with SEBI;
•	State industrial development corporations;
•	Insurance companies registered with the Insurance Regulatory and Development Authority;
•	Provident funds with minimum corpus of Rs.250 million;
•	Pension funds with minimum corpus of Rs.250 million; or National Investment Fund set up by the Government of India;
•	National Investment Funds;
•	Insurance funds set up and managed by Army, Navy or Air Force of the Union of India; and
•	Insurance funds set up and managed by the Department of Posts, India

•	Securities: Securities which can be issued through the QIP program are equity shares, non-convertible debt instruments along with warrants and convertible securities other than warrants (hereinafter referred to as “eligible securities”). A security which is convertible into or exchangeable with equity shares at a later date, may be converted or exchanged into equity shares at any time after allotment of security but not later than sixty months from the date of allotment. The eligible securities must be fully paid up at the time of allotment.

•	Investors/Allottees: The specified securities can be issued only to QIBs, as defined above. Such QIBs must not be promoters or related to promoters of the issuer, either directly or indirectly. Each placement of the eligible securities issued through the QIP program shall be on a private placement basis, in compliance with the requirements of the Companies Act and the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009. Minimum number of allottees should be 2 for issue size less than Rs. 2.5 billion and 3 in case of issue size exceeding Rs. 2.5 billion. A single allottee shall not be allotted more than 50% of the issue size. A minimum of 10% of the securities in each placement must be offered to mutual funds. If no mutual fund agrees to take up the minimum portion or any part thereof, such minimum portion or part thereof may be allotted to other QIBs.

•	Issue Size: The aggregate funds that can be raised through the QIP program in one financial year shall not exceed five times of the net worth of the issuer as of the end of its previous financial year.

•	Placement Document: The issuer shall prepare a placement document containing all the relevant and material disclosures. There will be no pre-issue filing of the placement document with SEBI. The placement document will be placed on the websites of the relevant Indian stock exchanges and of the issuer, with appropriate disclaimer to the effect that the placement is meant only for QIBs on a private placement basis and is not an offer to the public. Such Placement Document must also comply with the requirement of section 42 of the Companies Act, 2013 with respect to disclosures.

•	Pricing: The price of the shares issued under the QIP program must not be less than the average of the weekly high and low of the closing prices of the shares quoted on the stock exchange during the two weeks preceding the relevant date. By an amendment to the ICDR Regulations in October 2012, SEBI permitted Indian companies to offer a discount of up to five (5) percent on the issue price. “Relevant date” has been defined to mean the date of the meeting in which the Board of the company or the Committee of Directors duly authorized by the Board of the company decides to open the proposed issue. The issue price for convertible instruments is subject to adjustment in case of corporate actions such as stock splits, rights issues and bonus issues.

Because our Equity Shares are not listed on any Indian stock exchange, we are not eligible to participate in the QIP program.

PRINCIPAL SHAREHOLDERS

The following table provides information relating to the beneficial ownership of our equity shares for:

•	each of the executive officers named in the summary compensation table and each of our directors;
•	all of our directors and executive officers as a group; and
•	each person or group of affiliated persons who is, to the extent known by us or ascertained from public filing, to beneficially own 5.0% or more of our Equity Shares.

	Shares Beneficially Owned As of June 30, 2015		Shares Beneficially Owned As of June 30, 2014		Shares Beneficially Owned As of June 30, 2013
Name of Beneficial Owner	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding	Number of Equity Shares held	Percent of total Equity Shares outstanding
Officers and Directors
Ajit Balakrishnan (1)(1A) (1B) (1C)	2,363,952	15.96%	2,363,981	15.96%	2,363,981	15.96%
Diwan Arun Nanda (1)	2,344,741	15.83%	2,344,741	15.83%	2,344,741	15.83%

All Directors and Officers as a Group (4 persons)	4,720,693	31.87%	4,720,722	31.87%	4,720,722	31.87%

Other shareholders holding more than 5% shareholding
Rediffusion Holdings Private Limited(1)	2,200,002	14.85%	2,200,002	14.85%	2,200,002	14.85%

Draper International India LP	2,178,000	14.71%	2,178,000	14.71%	2,178,000	14.71%
Rediff.com India limited Employee Trust (1C)	1,015,000	6.85%	1,015,000	6.85%	1,015,000	6.85%
Edelweiss Finance and Investment Ltd (1D).	1,523,000	10.28%	1,523,000	10.28%	1,523,000	10.28%

Notes:

(1)	Includes 2,200,002 Equity Shares held by Rediffusion Holdings Private Limited, previously called Rediffusion Advertising Private Limited, of which Ajit Balakrishnan is a 50.0% shareholder and Director and Diwan Arun Nanda is a 50.0% shareholder and Director.
(1A)	Includes 144,540 Equity Shares held by Quintrol Technologies Private Limited, of which Ajit Balakrishnan is a director as well as a 99.9% stockholder.
(1B)	Includes 38,441 ADSs of the Company held by Mr. Ajit Balakrishnan.
(1C)	The trustees of the trust consist of 3 executive officers of Rediff.
(1D)	Edelweiss Finance and Investment Ltd is wholly owned subsidiary of Edelweiss Financial Service Ltd in which Rashesh Shah is a Chairman and Managing Director and holds 17.5% shareholding.

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

Our ADSs are registered pursuant to Section 12(b) of the Securities Act. We have been informed by our depository that as of June 30, 2015, 9,295,956 ADSs were held by 23 record holders of ADRs in the United States.

TAXATION

Indian Tax

The following discussion of Indian tax consequences for investors in ADSs and Equity Shares received upon redemption of ADSs who are not resident in India, whether of Indian origin or not, is based on the current provisions of the Indian Income-tax Act as amended by the Finance Act, 2015, including the special tax regime for ADSs contained in Section 115AC and 115AC, as amended, read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993, or the Scheme, as amended. The Indian Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Section 115AC and other relevant provisions may be amended or modified by future amendments to the Indian Income-tax Act.

In the event there is any Double Taxation Avoidance Agreement (DTAA) between two states and an investor is a resident of either of the states; then to the extent the provisions of the DTAA are more favorable to the investor, under the Indian Income-tax Act, the provisions of the DTAA would prevail. However, The Finance Act, 2012 included General Anti-Avoidance Rule (GAAR), wherein the tax authority may declare an arrangement as an impermissible avoidance arrangement if an arrangement is not entered at arm’s length, results in misuse / abuse of provisions of Income Tax Act, 1961 lacks commercial substance or the purpose of arrangement is for obtaining a tax benefit. If any of our transactions are found to be ‘impermissible avoidance arrangements’ under GAAR, our business may be adversely affected.

The GAAR was originally proposed to become effective for transactions entered into on or after April 1, 2013. In September 2013, vide Notification No. 75, the Government of India had notified the applicability of the GAAR provisions along with certain threshold limits which will become effective from April 1, 2015. However vide Finance Act, 2015 the implementation of GAAR has been deferred by 2 years so as to implement it as part of a comprehensive regime to deal with OECD’s BEPS project of which India is an active participant. Thus, GAAR provisions shall be applicable from Financial Year 2017-18.

The Union Budget, 2015 has proposed to implement Goods and Service Tax (GST) from April 1, 2016. GST will put in place a new indirect tax system which will integrate State economies and boost overall growth. It is proposed to incorporate other taxes such as Central Excise duty, Service tax, Octroi, VAT and Sales tax, entry tax, etc., into GST, thus avoiding multiple layers of taxation that currently exist in India.

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

Residence

For purposes of the Indian Income-tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of an Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India as a member of the crew of an Indian ship or for the purposes of employment outside India. Explanation 2 to section 6(1) inserted by Finance Act, 2015 provides that in case of an individual, being a citizen of India and a member of the crew of a foreign bound ship leaving India, the period or periods of stay in India shall, in respect of such voyage, be determined in the manner and subject to such conditions as may be prescribed.

A company is resident in India in any fiscal year if it is an Indian company or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India. The Finance Act, 2015 has amended this definition and brought in the concept of Place of Effective Management (PoEM) i.e., a company would be considered a resident in India if its place of effective management in that year is in India. Thus a foreign company will be resident in India, if its PoEM in that year is in India. The term ‘PoEM’ has been explained to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole, are in substance made. As per explanation to section 6(3) of the Indian Income-tax Act. Set of guiding principles to determine place of effective management is also proposed to be issued. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India during that year. This may increase the compliance of filing of returns and assessment of our subsidiary company situated outside India.

Taxation of Distributions

Shareholders who receive dividends by a domestic company will not be subject to tax on the distribution if the company has paid the dividend distribution tax (DDT). Consequently, withholding tax on dividends paid to shareholders does not apply. The rate of DDT is 15%. The rate is to be applied on the grossed up amount of dividend. The DDT is to be further increased by surcharge and education cess. If the company has not paid the DTT, the shareholder would be taxable at the applicable Indian Income-tax rates depending on the legal status of the shareholders.

Minimum Alternate Tax

Companies are liable to pay Minimum Alternate Tax (MAT) in a fiscal year if the income-tax payable on the total income computed under the Indian Income-tax Act is less than 18.5% of its book profit. In such cases, the book profit shall be deemed to be the total income of the company and tax payable shall be @ 18.5%. In case of domestic companies, surcharge @ 7% will be levied if the total income exceeds Rs. 1 crore (Rs. 10 million) but does not exceed Rs. 10 crore (Rs. 100 million). The rate of surcharge will be 12% if total income exceeds Rs. 10 crore (Rs. 100 million). In case of companies other than domestic companies, surcharge @ 2% will be levied if the total income exceeds Rs. 1 crore (Rs. 10 million) but does not exceed Rs. 10 crore (Rs. 100 million). The rate of surcharge will be 5% if total income exceeds Rs. 10 crore (Rs. 100 million). Additional surcharge called the “Education Cess on Income-tax” and “Secondary and Higher Education Cess on Income-tax” shall continue to be levied @ 2% and 1% respectively on the amount of tax computed. As per clause (iid) to Explanation 1 to section 115JB(2) of the Indian Income-tax Act, the book profit shall be reduced by the amount of income accruing or arising to a foreign company from the capital gains arising on transactions in securities if such income is credited to the profit and loss account and the tax payable under normal provisions of the Indian Income-tax Act is less than 18.5%. The Indian Income Tax Act provides that the MAT paid by companies can be adjusted against its tax liability over the next ten years.

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

Taxation on Sale of Equity Shares

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share by a non-resident investor will generally give rise to a liability for Indian capital gains tax and tax is required to be withheld at source. However, as per section 196D(2) of the Indian Income-tax Act, tax is not required to be deducted from any income by way of capital gains arising from the transfer of securities referred to in section 115AD of the Indian Income-tax Act, payable to a Foreign Institutional Investor. Capital gains on sale of equity shares not listed on a recognized stock exchange in India, which have been held for more than 36 months (measured from the date of request for redemption of ADSs where applicable) are considered as long-term capital gains and generally taxable at the rate of 20% plus surcharge and education cess. Surcharge on this tax would be applicable at the rate of 2% in the case of non-resident corporations if the total income exceeds Rs.1 Crore (Rs.10 million) but not exceeding Rs. 10 Crores (Rs. 100 million). Surcharge at the rate of 5% would be applicable if the total income exceeds Rs. 10 crore (Rs. 100 million). However, surcharge is leviable @ 12% where income exceeds Rs. 1 crore (Rs. 10 million) on non-resident individuals or an association of persons. In all the above cases, the amount of tax and surcharge, if any, would be increased by an Education Cess of 2% and Secondary and Higher Education Cess of 1% resulting in an aggregate Education Cess of 3%.

Though section 115AC provides for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 3%) on long term capital gains arising from transfer of ADSs (other than one between two non-residents made outside India), it is unclear whether the lower rate of tax would also extend to gains arising from transfer of shares converted from ADSs under the amended provisions of Section 115AC. However, it may be noted that certain other provisions of the Indian Income-tax Act also provide for lower rate of tax (i.e., 10% plus surcharge where applicable and Education Cess of 3%) for specific classes of taxpayers, such as Foreign Portfolio Investors, registered with SEBI. Section 112(1)(c)(iii) of the Indian Income-tax Act provides that in case of a non-resident not being a company or a foreign company, the rate of tax will be 10% plus surcharge and cess as applicable, in respect of long term capital gains arising from the transfer of unlisted securities. The gains shall be computed without giving effect to the first and second proviso to section 48 of the Indian Income-tax Act.

Where unlisted equity shares have been held for 36 months or less, the rate of tax varies and will be subject to tax at normal rates of income tax applicable to non-residents under the provisions of the Indian Income-tax Act, subject to a maximum of 40% (plus applicable surcharge and Education Cess as mentioned above). The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

During the period the underlying equity shares are held by non-resident investors on a transfer from our depository upon redemption of ADSs, the provisions of the DTAA entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of our equity shares.

As per section 49(2ABB) of the Indian Income-tax Act, where shares of a company are acquired by a non-resident investor on redemption of ADSs, the cost of acquisition of shares shall be the price of such share prevailing on any recognized stock exchange on the date on which a request for such redemption was made.

In case of shares which are acquired by the non-resident investor on redemption of ADSs, the period of holding shall be reckoned from the date on which a request for such redemption was made as per clause (he) of Explanation 1 to section 2(42A) of the Indian Income-tax Act.

Withholding Tax on Capital Gains

Tax on long term and short term capital gains, if payable as discussed above, upon sale of equity shares is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income-tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of section 203 of the Indian Income-tax Act. However, as per section 196D(2) of the Indian Income-tax Act, tax is not required to be deducted from any income by way of capital gains arising from the transfer of securities referred to in section 115AD of the Indian Income-tax Act, payable to a Foreign Institutional Investor.

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

It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder, not entitled to exemption under a tax treaty, to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, considering situs is in India, the gains realized on the sale of rights will be subject to Indian taxation. These rights would generally be in the nature of short-term capital assets.

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

Buy-back of Securities

As per section 115QA of the Indian Income-tax Act, any amount of distributed income by the company on buy-back of shares (not being shares listed on a recognised stock exchange) from a shareholder shall be charged to tax in the hands of the company @ 20% plus surcharge and cess as applicable on such distributed income. Any income arising to an assessee, being a shareholder, on account of buyback of shares (not being listed on a recognised stock exchange) by the company as referred to in section 115QA shall be exempt under section 10(34A) of the Indian Income-tax Act.

Service Tax

Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares traded in India is subject to a service tax of 12.36%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority. The Finance Act 2015 has increased the rate of service tax from the present 12.36% (inclusive of surcharge and cess) to a consolidated rate of 14%. This has been notified to be applicable with effect from 1st June 2015. Further, it has also introduced Swachh Bharat Cess (Clean India Campaign) on all or certain taxable services at a rate of 2% on the value of such taxable services, the notification for which is still awaited.

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax considerations relating to the acquisition, ownership, and disposition of ADSs or Equity Shares by U.S. Holders (as defined below) that will hold their ADSs or Equity Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, including holders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations), holders that are not U.S. Holders, holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of our Equity Shares entitled to vote, holders that will hold our ADSs or our Equity Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or our Equity Shares.

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

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

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

We do not expect to be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the most recent taxable year ended March 31, 2015. However, there is no guaranty that the Internal Revenue Service will agree with our determination. Moreover, we may become classified as a PFIC for one or more future taxable years, particularly under circumstances where we determine not to deploy significant amounts of cash for business development purposes. The determination of whether we are, or will become, classified as a PFIC is a fact intensive determination that is made annually based on the composition and amounts of income that we earn and the composition and valuation of our assets, all of which are subject to change. For purposes of determining whether we are, or will become, classified as a PFIC, cash and other liquid assets are categorized as passive assets and the value of our goodwill and other unbooked intangibles are taken into account. The value of our assets for a taxable year is determined by reference to the average of the fair market values of our assets determined as of the end of each quarterly period during the taxable year. In addition, the composition of our assets will be affected by how, and how quickly, we spend our liquid assets that we presently hold. To the extent we are able to deploy substantial amounts of cash for business development purposes, our level of active assets, as compared with our passive assets, may become more prominent.

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

Under the supervision and with the participation of our management, including our Chairman and Managing director and our Chief Financial Officer, our Management conducted an assessment of the effectiveness of our internal control over financial reporting as of March 31, 2015. In making this assessment, our management primarily used the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). Based on such assessment, our management has concluded that we maintained effective internal control over financial reporting as of March 31, 2015.

Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of March 31, 2015.

Changes in Internal Controls over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees billed to us by our principal accountant, Deloitte Haskins & Sells LLP (formerly Deloitte Haskins & Sells), Mumbai, India and its affiliates (collectively “Deloitte”) for various services rendered to us during the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

	Fiscal year ended March 31,
	2013	2014	2015
	US$	US$	US$
Audit Fee	226,974	209,094	207,997

Tax Fees	12,915	3,295	3,271
Total	239,889	212,389	211,267

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

Although we have translated in this annual report certain Indian Rupee amounts into U.S. dollars, this does not mean that the Indian Rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated earlier in this annual report, or at all. The Reserve Bank of India publishes the exchange rate on each date. The published rate on March 31, 2015 was ₹62.59 per US$1.00. The reporting currency for the financial statements is the U.S. dollar and the translation from Indian Rupees to U.S. dollars has been performed using rates specified by the Reserve Bank of India.

ADDITIONAL INFORMATION

The principle legislation on company law in India viz. Companies Act, 1956 has been replaced by the Companies Act, 2013 ("2013 Companies Act"). While most of the provisions of the 2013 Companies Act have as on date been notified and have replaced the corresponding provisions of the Companies Act, 1956, certain provisions of the 2013 Companies Act are still to be made effective. Pending such publication, certain provisions of the Companies Act, 1956, continue to be effective, along with the already notified sections of the 2013 Companies Act.

Consequently, we are currently governed by the 2013 Companies Act (to the extent of the published provisions) and the Companies Act, 1956 (to the extent still in force) as amended from time to time, as applicable ("Companies Act").

Description of Share Capital

The following description of our share capital does not purport to be complete and is subject to and qualified in its entirety by the Company’s Articles of Association and Memorandum of Association, the provisions of the Companies Act, as currently in effect, and other applicable provisions of Indian law.

Share Capital

Our authorized share capital as on March 31, 2015 is ₹120,000,000 divided in to 24,000,000 Equity Shares of ₹5/- each. As of March 31, 2015, 14,810,178 Equity Shares par value of were issued and fully paid-up. Out of which 1,015,000 Equity shares were held by Rediff.com India Limited Employee Trust, controlled by Rediff.com India Limited. Hence, effectively 13,795,178 Equity Shares par value of ₹5/- each were issued, outstanding and fully paid-up.

Currently we have only one class of share capital, being Equity Shares. However, in terms of our Amended and Restated Articles of Association and the Companies Act, we may issue different classes of securities in addition to the Equity Shares. For the purposes of this annual report, “shareholder” means a shareholder who is registered as a member in the register of members of our Company.

Shareholder Rights Agreements

In connection with our sales of Equity Shares to our investors from April 1998 through December 1999, we entered into nine separate shareholders rights agreements with our shareholders which provide for, inter alia, certain preemptive, registration, co-sale and information rights, as well as the right of some shareholders to appoint members or observers to our Board of Directors. Some of the agreements also provide the shareholders with protective rights that require us to obtain their consent and /or shareholders consent in respect of certain actions that would otherwise only require Board approval.

Amended and Restated Shareholders’ Rights Agreement

On February 24, 2000, we entered into an Amended and Restated Shareholders’ Rights Agreement with certain of our shareholders to amend, restate, supersede and replace all the previous nine shareholder agreements. The Amended and Restated Shareholders’ Rights Agreement, became effective on the completion of our initial ADR offering, and inter alia, provides for the following shareholder rights:

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

Other Rights

The Amended and Restated Shareholders’ Rights Agreement also grants preemptive, information and co-sale rights to our shareholders.

Memorandum and Articles of Association

Our Company was incorporated under the Companies Act, 1956, and is registered with the Registrar of Companies, Maharashtra at Mumbai, India with Company Identification Number U22100MH1996PLC096077.

The Memorandum and Articles of Association- Objectives and Purposes

The main objects of our Company, as stated in our Memorandum of Association is to carry on and undertake the business of providing online information services in various languages via electronic and other forms of communications for local and other subscribers in India and abroad and to deal in all the materials connected therewith.

In order to effectively undertake business authorised by our main objects, our Memorandum of Association also authorises us to carry on and undertake the business of publishers of dailies, weeklies, fortnightly, newspapers, periodicals, journals, magazines, directories, souvenirs, year-books and other literary works in the electronic and other forms in any language and on any subject and marketing including export markets, sell/distribute such published items to subscribers in India and abroad.

Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be fifteen. As of June 30, 2015, we have six directors. Our Articles of Association provide that at least two thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each Annual General Meeting of the Shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company. Under the Companies Act, independent directors are to retire after five years and may be re-appointed only for two consecutive terms.

Dividends

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting held each fiscal year. However the Board is not obliged to recommend the payment of a dividend.

The Companies Act provides that any dividends that remain unpaid or unclaimed after a period of 30 days from the date of declaration of a dividend are to be transferred to a special bank account opened by the company at an approved bank. We must transfer any dividends that remain unclaimed after 30 days to such an account. If any amount in this account has not been claimed by the eligible shareholders within seven years from the date of the transfer, we must transfer the unclaimed dividends to an Investor Education and Protection Fund established by the Government of India under the provisions of the Companies Act. After the transfer to this fund, such unclaimed dividends may not be claimed by the shareholders entitled to receive such dividends from the company.

Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years after providing for depreciation. Before declaring any dividend in any financial year, a company may transfer a percentage of its profits which it considers appropriate to its reserves.

The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits that have been transferred to its reserves, subject to the following conditions:

•	the dividend rate declared shall not exceed the average of the rates at which dividends were declared by the company in the three years immediately preceding that year;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to reserves may not exceed an amount equivalent to 10% of the sum of its paid-up capital and free reserves as appearing in the latest audited financial statement and the amount so drawn is to be used first to set off the losses incurred in the fiscal year in which dividends is declared

•	the balance of reserves after such withdrawals shall not fall below 15% of the company’s paid-up capital as appearing in the latest audited financial statements; and

•	a dividend may be declared only after set off of carried over losses and depreciation (whichever is less), not provided in previous years against the profit of the company of the current year for which the dividend is declared or paid. We are subject to taxation for each dividend declared, distributed or paid for a relevant period by our company.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits the board of directors of our Company, if so approved by shareholders in a general meeting, to distribute an amount transferred from the general reserve or the securities premium account or the capital redemption reserve account to shareholders, in the form of fully paid up bonus equity shares, which are similar to a stock dividend. These bonus equity shares must be distributed to shareholders in proportion to the number of equity shares owned by them as recommended by the board of directors. No issue of bonus shares may be made by capitalizing reserves created by revaluation of assets.

Preemptive Rights and Issue of Additional Shares

The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholding unless otherwise approved by a special resolution passed by a general meeting of the shareholders. According to section 62(1)(c) of the Companies Act such new shares shall be offered to existing shareholders in proportion to the amount paid up on those shares offered and the date (being not less than 15 days and not exceeding 30 days from the date of the offer) within which the offer. If not accepted the offer will be deemed to have been declined. After such date, the Board may dispose of the shares offered in respect of which no acceptance has been received which shall not be disadvantageous to the shareholders of the Company. The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to him in favour of any other person.

Under the provisions of Section 62(1)(c) of the Companies Act, new shares may be offered to any persons whether or not those persons include existing shareholders, either for cash or for consideration other than cash, if the price of such shares is determined by the valuation report of a registered valuer subject to condition prescribed under the Companies (Share Capital and Debentures) Rules, 2014, if a special resolution to that effect is passed by the Company’s shareholders in a general meeting.

Annual General Meetings of Shareholders

We may at any time convene general meetings of shareholders when necessary or on request by shareholder(s) holding at least 10% of our paid up capital carrying voting rights. We must convene an annual general meeting of shareholders within 15 months of the previous annual general meeting or within six months after the end of each fiscal year. Written notice setting out the agenda of the meeting must be given at least 21 clear days (excluding the days of mailing and receipt) prior to the date of the general meeting to the shareholders of record. Such notice may be sent through electronic mode as well. Shareholders who are registered as shareholders on the date of the general meeting are entitled to attend and vote at such meeting. A general meeting may be called after giving shorter notice if consent is received from shareholders holding not less than 95 per cent of the paid-up capital of our Company.

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

The Board of Directors may in accordance with the Articles of Association convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in the aggregate not less than 10% of the paid-up capital of our Company (carrying a right to vote in respect of the relevant matter on the date of the deposit of the requisition).

The Act and our Articles of Association provide that a quorum for a general meeting is the presence of at least five shareholders in person. Institutional shareholders shall be deemed to be personally present, if their authorized representative attends the meeting.

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued, every shareholder entitled to vote who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a ballot have one vote for each share of which he is the holder. In the case of joint holders, only one of them may vote and in the absence of election as to who is to vote, the vote of the senior of the joint holders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names appear in the register of members.

Voting is by show of hands, unless a ballot is ordered by the chairman of the meeting, who is generally the chairman of our board of directors, but may be another director or other person selected by our board or the shareholders present at the meeting in the absence of the chairman, or demanded by a shareholder or shareholders holding at least 10% of the total voting right or holding paid up capital of at least Rs.500,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders.

Any shareholder may appoint a proxy. The instrument appointing a proxy must be delivered to us at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

Shareholders Resolutions

Ordinary resolutions may be passed by simple majority of those present and voting at any general meeting for which the required period of notice has been given. Special resolutions such as amendments to our Amended and Restated Articles of Association and the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. Under the Companies Act, matters that require special resolution include change in the registered office of the Company outside local limits, change in the name of the Company amendments to the articles of association, member's voluntary winding-up, dissolution, merger or consolidation, variation in terms of contract or objects in prospectus, issue of depository receipts, issue of sweat equity, reduction in share capital, issue of debentures with an option to convert such debentures, and the issue of shares to persons other than existing shareholders. Furthermore, under the Companies Act, the approval of a scheme of compromise or arrangement requires the approval of a majority of at least 75 per cent in value of the shareholders or creditors present and voting,

Pursuant to the Companies (Share Capital and Debentures) Rules, 2014, effective on and from April 1, 2014, a company limited by shares is authorized to issue shares with differential voting rights if the articles of association of the company so authorizes and the shares with differentials rights should not exceed twenty-six percent (26%) of the total post-issue paid up equity share capital. Our Amended and Restated Articles of Association do not authorize issuance of shares with differential voting rights.

Pursuant to Section 110 of the Companies Act, a company must pass certain corporate resolutions, as notified by the Central Government, only through postal ballot. Some of the resolutions that must be passed through postal ballot include alteration of main objects, buy-back of shares, issue of shares with differential voting rights, sale of an undertaking and variation of shareholder or debenture holder rights.

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

Register of Shareholders; Record Dates; Transfer of Shares

Our Company is obliged to maintain a register of shareholders at its registered office or, with the approval of its shareholders by way of a special resolution and with prior intimation to the Registrar of Companies, at some other place in the same city. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the shareholders before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year.

Following the introduction of the Depositories Act, 1996, as amended, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, as amended, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 58 (1) of the 2013 Companies Act. Since we are a public limited company, the provisions of Section 58 (1) will apply to us. Our Articles of Association currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 58 (4) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board (till National Company Law Tribunal is constituted under Section 408 of the 2013 Companies Act). Pursuant to Section 59 (4) of the Companies Act, if a transfer of shares contravenes any of the provisions of the Securities and Exchange Board of India Act, 1992 or the regulations issued there- under or the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian laws, the Company Law Board (National Company Law Tribunal as and when operational) may, on application made by the company, a depository incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board (National Company Law Tribunal as and when operational) may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

Under the Companies Act, unless the shares of a company are held in dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules there-under together with delivery of the share certificates.

Disclosure of Ownership Interest

Section 89 of the Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to us details of the holder of record and the holder of record to declare details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to ₹50,000 and if the failure continues, with a fine of ₹1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 89 will not affect our obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares pursuant to which the declaration has not been made. While it is unclear under Indian law whether Section 89 applies to holders of ADS, investors who exchange ADS for the underlying Equity Shares will be subject to the restrictions of Section 89. The provisions of Section 89 of the Companies Act do not, however, apply to a trustee holding shares of a company for the benefit of the beneficiaries of a trust.

Audit and Annual Report

From fiscal 2015, our Company's audited financial statements, and consolidated audited financial statements of our Company and all its subsidiaries (as defined under the Companies Act for the relevant Fiscal Year, the directors' report and the auditors' report (collectively the "Annual Report"), must be laid before the annual general meeting. The Annual Report must be distributed by our Company to our shareholders at least 21 days before the annual general meeting of shareholders (excluding the days of mailing and date of meeting), including a detailed version of our audited balance sheet and profit and loss account and the related reports of the Board and the auditors, together with a notice convening the annual general meeting.

Pursuant to a green initiative, Indian companies are permitted to effect service of documents to its members through an electronic mode, provided the company has obtained e-mail addresses of its members for sending the documents through e-mail. In cases where any member has not registered his e-mail address with the company, service of documents will be effected by other modes of service.

Company Acquisition of Equity Shares

We are prohibited from acquiring its own Equity Shares unless the consequent reduction of capital is effected by a special resolution of its Shareholders voting on the matter in accordance with the 2013 Companies Act. Moreover, other than in certain exceptions, our Company is prohibited from giving, whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any Shares in our Company or its holding company.

Under the Companies Act, a company may purchase its own shares or other specified securities out of its free reserves, the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back), subject to certain conditions, including:

(i) the buyback being authorised by the articles of association of our Company;

(ii) the buyback being authorised by a special resolution passed by our shareholders in a general meeting of our company;

(iii) the buyback is for less than 25 per cent of the total paid-up capital and free reserves, provided that the buyback of Equity Shares in any financial year shall not exceed 25 per cent of the total paid-up equity share capital in that year;

(iv) the ratio of the debt (including all amounts of unsecured and secured debt) owed by our company after buyback is not more than twice the capital and free reserves after such buyback; and

(v) all the shares or other specified securities for buyback are fully paid up.

No shareholder approval is required if the buyback is for less than 10 per cent of the total paid-up equity capital and free reserves of our Company, provided that such buyback has been authorized by the board of directors of our Company. Further, a company, after buying back its securities, is not permitted to buy back any securities for a period of 365 days from the buyback or to issue new securities for six months from the buyback date except by way of bonus issue or the conversion of warrants, sweat equity, stock option schemes, preference shares or debentures into equity shares.

Each buyback has to be completed within a period of 12 months from the date of the passing of the special resolution or the resolution of the board of directors, as the case may be.

A company buying back its securities is required to extinguish and physically destroy the securities bought back within seven days of the last date of completion of the buyback.

A company is also prohibited from purchasing its own shares or specified securities (i) through any subsidiary company, or (ii) through any investment company or group of investment companies (other than a purchase of shares in accordance with a scheme that is in compliance with the SEBI (Share Based Employee Benefits) Regulations, 2015 (erstwhile SEBI (Employee Stock Option Schemes and Employee Stock Purchase Schemes) Guidelines, 1999) and clause 35C of the Listing Agreement, for the purchase or subscription of shares by trustees of, or for shares to be held by or for the benefit of employees of our Company) (iii) or if our Company is defaulting on the repayment of deposit or interest, redemption of debentures or preference shares or payment of dividend to a shareholder or repayment of any term loan or interest payable thereon to any financial institution or bank. If we become listed and wish to buy back our shares or specified securities for the purpose of delisting our shares or specified securities or in the event of non-compliance with certain other provisions of the Companies Act, then the buyback of securities can be from existing security holders on a proportionate basis or from the open market or from odd lots or by purchasing securities issued to the employees of our Company pursuant to a scheme of stock option or sweat equity.

Alteration of Shareholder Rights

Under the Companies Act, and subject to the provisions of the articles of association of a company, the rights of any class of shareholders can be altered or varied (i) with the consent in writing of the holders of not less than three-fourths of the issued shares of that class; or (ii) by special resolution passed at a separate meeting of the holders of the issued shares of that class. However, if the variation by one class of shareholders affects the rights of any other class of shareholders, the consent of three-fourths of such other class of shareholders shall also be required. In the absence of any such provision in the articles, such alteration or variation is permitted as long as it is not prohibited by the terms of the issue of shares of such a class.

Limitations on the Rights to Own Securities

The limitations on the rights to own securities of Indian companies, including the rights of non-resident or foreign shareholders to hold securities, are discussed in the sections entitled ‘Currency Exchange Controls’ and ‘Risk Factors’ in this Annual Report on Form 20-F.

Provisions on Changes in Capital

Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the pre-emptive rights of the shareholders. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than that of its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

Liquidation Rights

In the event that our Company is wound up, and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, such assets shall be distributed so that as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up on the shares held by them respectively and if in a winding up the assets available for distribution among the shareholders is more than sufficient to repay the whole of the paid up capital at the commencement of the winding up the excess shall be distributed amongst the shareholders but this shall be without prejudice to the rights of shareholder registered in respect of shares issued upon special terms and conditions.

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

EXHIBIT INDEX

Exhibit No.	Description of Document

*1.1	Articles of Association, as amended.

*1.2	Memorandum of Association, as amended.

*1.3	Certificate of Incorporation, as amended.

*2.1(a)	Form of Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository Receipts issued thereunder (including as an exhibit, the form of American Depository Receipt).

**2.1(b)	Form of Amendment Number 1 to Deposit Agreement among Rediff.com, Citibank, N.A., and holders from time to time of American Depository Receipts issued thereunder.

*2.2	Rediff.com’s specimen certificate for equity shares.

*2.3	Amended and Restated Shareholder Rights Agreement dated February 24, 2000 between Rediff.com and the shareholders of Rediff.com.

***4.3	2002 Stock Option Plan.

****4.4	2004 Stock Option Plan.

*******4.5	2006 Employee Stock Option Plan.

********4.6	2006 ADR Linked Employee Stock Option Plan.

*4.7	Form of Indemnification Agreement.

*******4.8	Indemnification Agreement dated November 8, 2005 between Rediff.com and Sridar A. Iyengar.

*******4.9	Indemnification Agreement dated November 8, 2005 between Rediff.com and Ashok Narasimhan.

*******4.10	Indemnification Agreement dated November 8, 2005 between Rediff.com and Pulak Chandan Prasad.

*4.13	Letter Agreement dated December 28, 1998 between Rediffusion-Dentsu, Young & Rubicam Limited and Rediff.com.

*4.14	Promoters Agreement dated January 9, 1996 between Ajit Balakrishnan and Diwan Arun Nanda.

†4.15	Purchase Agreement dated July 29, 2015 between Rediff.com and Lincoln Park Capital Fund, LLC.

†4.16	Registration Right Agreement dated July 29, 2015 between Rediff.com and Lincoln Park Capital Fund, LLC.

†12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

†13.1	Certification of Principal Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†13.2	Certification of Principal Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-37376).
*	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2001.
**	Incorporated by reference to Exhibit (a)(i) to the Post Effective Amendment to Form F-6, filed on August 2,2012.
***	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2003.
****	Incorporated by reference to exhibits filed with the Registrant’s Form S-8 filed on December 30, 2004.
*****	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2004.
******	Incorporated by reference to exhibits filed with the Registrant’s Form 6-K filed on November 9, 2005.
*******	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2006.
********	Incorporated by reference to exhibits filed with the Registrant’s Form 20-F for the fiscal year ended March 31, 2007.
†	Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rediff.com India Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rediff.com India Limited and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 31, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE HASKINS & SELLS LLP

Chartered Accountants

Mumbai, India

July 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rediff.com India Limited

Mumbai, India

We have audited the internal control over financial reporting of Rediff.com India Limited and subsidiaries (“the Company”) as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2015 of the Company and our report dated July 31, 2015 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE HASKINS & SELLS LLP

Chartered Accountants

Mumbai, India

July 31, 2015

REDIFF.COM INDIA LIMITED

CONSOLIDATED BALANCE SHEETS

as of March 31, 2014 and 2015

	2014	2015
	US$	US$
Assets
Current Assets
Cash and cash equivalents	17,151,189	8,294,761
Trade accounts receivable (net of allowances of US$618,054 and US$625,917 as of March 31, 2014 and 2015, respectively)	3,137,099	2,475,913
Prepaid expenses and other current assets (See Note 4)	986,149	1,273,015
Total current assets	21,274,437	12,043,689
Property, plant and equipment – net (See Note 5)	3,571,222	—
Recoverable taxes	1,149,031	1,195,469
Other non-current assets (See Note 9)	1,458,849	893,814
Total non-current assets	6,179,102	2,089,283
Total assets	27,453,539	14,132,972
Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities (See Note 10)	4,783,412	5,200,972
Customer advances and unearned revenues	1,772,273	1,783,414
Total current liabilities	6,555,685	6,984,386
Other non-current liabilities (See Note 11)	938,999	1,004,317
Total liabilities	7,494,684	7,988,703
Commitments and contingencies (See Note 24)
Shareholders’ Equity
Equity shares: par value – Rs.5, Authorized: 24,000,000 equity shares as of March 31, 2014 and 2015; Issued: 14,810,178 equity shares as of March 31, 2014 and 2015 and outstanding 13,795,178 equity shares as of March 31, 2014 and 2015	1,756,726	1,756,726

Additional paid-in-capital	132,195,927	132,622,632

Accumulated other comprehensive loss	(14,389,651)	(14,818,372)
Accumulated deficit	(95,177,542)	(108,990,112)
Treasury shares, at cost (See Note 12) (1,015,000 equity shares as of March 31, 2014 and 2015)	(4,426,605)	(4,426,605)
Total shareholders’ equity	19,958,855	6,144,269
Total liabilities and shareholders’ equity	27,453,539	14,132,972

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For each of the years ended March 31, 2013, 2014 and 2015

	2013	2014	2015
	US$	US$	US$
Revenues
India Online	12,527,464	13,368,042	13,095,126
U.S. Publishing	3,131,240	2,752,755	2,243,050
Total revenues	15,658,704	16,120,797	15,338,176

Cost of revenues (excluding depreciation and amortization separately disclosed below) (See Note 13)
India Online	7,470,935	8,330,948	8,854,598
U.S. Publishing	2,480,949	2,082,116	1,981,319
Total cost of revenues	9,951,884	10,413,064	10,835,917

Operating expenses
Sales and marketing (See Note 14)	3,266,790	3,896,073	5,478,876
Product development	2,920,824	2,287,488	2,323,759
Depreciation and amortization	3,664,376	3,060,269	1,719,327
General and administrative	7,615,588	7,239,847	6,689,128
Goodwill Impairment (See Note 7)	2,000,000	—	—
Long-lived assets impairment (See Note 5 and 8)	—	1,590,371	3,200,089
Foreign exchange loss (gain), net	103,744	(26,003)	123,274
Total operating expenses	19,571,322	18,048,045	19,534,453
Operating loss	(13,864,502)	(12,340,312)	(15,032,194)

Other income (expense), net
Interest income	1,952,345	1,334,610	923,692
Interest income on income tax refunds	44,529	613,698	77,764
Promissory note impairment (See Note 9)	(1,100,000)	—	—
Gain on sale of investment (See Note 6)	—	2,740,940	—
Gain on sale of equity method investee (See Note 6)	1,292,168	—	—
Miscellaneous income	125,679	26,884	232,959
Total other income, net	2,314,721	4,716,132	1,234,415

Loss before income taxes and equity in net loss of equity method investees	(11,549,781)	(7,624,180)	(13,797,779)
Income tax benefit (expense) (See Note 17)	33,248	152,774	(14,791)
Equity in net earnings (loss) of equity method investees	84,310	—	—
Net loss	(11,432,223)	(7,471,406)	(13,812,570)

(Loss) earnings per share – basic	(0.828)	(0.542)	(1.000)
(Loss) earnings per share – diluted	(0.828)	(0.542)	(1.000)

(Loss) earnings per ADS – (where 2 ADSs represent 1 equity share) – basic	(0.414)	(0.271)	(0.500)

(Loss) earnings per ADS – (where 2 ADSs represent 1 equity share) – diluted	(0.414)	(0.271)	(0.500)
Weighted average number of equity shares – basic	13,795,178	13,795,178	13,795,178
Weighted average number of equity shares – diluted	13,795,178	13,795,178	13,795,178

Other comprehensive income (loss)
Foreign currency translation adjustment and total other comprehensive income (loss)	(2,254,312)	(2,857,261)	(428,721)

Comprehensive loss attributable to shareholders	(13,686,535)	(10,328,667)	(14,241,291)

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For each of the years ended March 31, 2013, 2014 and 2015

	Equity shares		Additional	Accumulated other		Treasury shares (Equity shares held by		Total
		Equity share	paid-in-	comprehensive	Accumulated	controlled trust)		shareholders’
	Number of shares	capital US$	capital US$	income (loss) US$	deficit US$	No of shares	US$	equity US$
Balance as of March 31, 2012	14,810,178	1,756,726	130,958,274	(9,278,078)	(76,273,913)	(1,015,000)	(4,426,605)	42,736,404
Stock-based compensation			756,090					756,090
Net loss					(11,432,223)			(11,432,223)
Foreign currency translation adjustment				(2,254,312)				(2,254,312)

Balance as of March 31, 2013	14,810,178	1,756,726	131,714,364	(11,532,390)	(87,706,136)	(1,015,000)	(4,426,605)	29,805,959
Stock-based compensation			481,563					481,563
Net loss					(7,471,406)			(7,471,406)
Foreign currency translation adjustment				(2,857,261)				(2,857,261)
Balance as of March 31, 2014	14,810,178	1,756,726	132,195,927	(14,389,651)	(95,177,542)	(1,015,000)	(4,426,605)	19,958,855
Stock-based compensation			426,705					426,705
Net loss					(13,812,570)			(13,812,570)
Foreign currency translation adjustment				(428,721)				(428,721)
Balance as of March 31, 2015	14,810,178	1,756,726	132,622,632	(14,818,372)	(108,990,112)	(1,015,000)	(4,426,605)	6,144,269

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the years ended March 31,

	2013	2014	2015
	US $	US $	US $
Cash flows from operating activities
Net loss	(11,432,223)	(7,471,406)	(13,812,570)

Adjustments to reconcile net loss to net cash generated from operating activities:
Gain on sale of investment in equity method investee	(1,292,168)	—	—
Goodwill impairment	2,000,000	—	—

Long-lived assets impairment	—	1,590,371	3,200,089
Gain on sale of investment	—	(2,740,940)	—
Equity in net loss (earnings) of equity method investees	(84,310)	—	—
Depreciation and amortization	3,664,376	3,060,269	1,719,327
Allowances / (write-back) for doubtful trade accounts	(48,580)	190,493	41,509
Promissory note impairment	1,100,000	—	—
Loss (profit) on sale of property, plant and equipment	(1,701)	(460)	2,021
Stock-based compensation expense	756,090	481,563	426,705
Unrealized exchange loss (gain)	11,808	146,784	90,394
Changes in assets and liabilities:
Trade accounts receivable	2,104,717	116,034	463,392
Prepaid expenses and other current assets	449,452	9,215	(9,252)
Accounts payable, accrued liabilities and other liabilities	1,156,450	(78,956)	225,228
Customer advances and unearned revenues	(621,397)	377,713	70,361
Recoverable taxes	(193,869)	1,531,255	175,463
Other non-current assets	(109,196)	(44,772)	68,320
Net cash used in operating activities	(2,540,551)	(2,832,837)	(7,339,013)

Cash flows from investing activities
Payments to acquire property, plant and equipment	(1,903,229)	(1,472,422)	(1,211,445)
Purchase of investment	(104,987)	—	—
Sale of investment in equity method investee	1,452,944	—	—

Sale of investment	—	3,531,935	152,447
Proceeds from sale of property, plant and equipment	7,594	7,735	2,906
Net cash generated from / (used in) investing activities	(547,678)	2,067,248	(1,056,092)

Cash flows from financing activities
Proceeds from issue of shares	—	—	—
Net cash generated from financing activities	—	—	—
Net decrease in cash and cash equivalents	(3,088,229)	(765,589)	(8,395,105)
Cash and cash equivalents at the beginning of the year	24,545,839	20,024,483	17,151,189
Effect of exchange rate changes on cash and cash equivalents	(1,433,127)	(2,107,705)	(461,323)
Cash and cash equivalents at the end of the year	20,024,483	17,151,189	8,294,761

Supplementary cash flow information:
Income taxes paid	448,393	358,587	305,768

Supplementary disclosure of non-cash investing activity:
Payables for purchase of property, plant and equipment	204,638	2,940	205,786

See accompanying notes to the consolidated financial statements

REDIFF.COM INDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and business

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

Rediff with its branch and subsidiaries (“the Company”) is in the business of providing online internet based services, focusing on India and the global Indian community. Its websites consists of channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and mobile value-added services to mobile phone subscribers in India. The Company also enables its customers to insert localized advertisements on national television channels by providing a platform to create an advertisement and prepare a media plan. Additionally, the Company publishes weekly newspapers ‘India Abroad’ in North America.

2.	Significant accounting policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

In the year ended March 31, 2015, the Company incurred a net loss of US$ 13,812,570, had an accumulated deficit of US$108,990,112, and net cash outflows of US$8,395,105. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has carried out a review of its cash flow forecast for a period of twelve months from the date of these financial statements considering historical cash requirements and has taken the assumption that there will not be any significant decline in advertising revenues and an increase in e-commerce marketplace fees. As described in Note 26, the Company has entered into an arrangement with an investor in accordance with which the Company, at its option, has the right to obtain financing subject to certain conditions, in exchange for issuance of ADS.

On the basis of the factors stated in the preceding paragraph, the Company believes it will have sufficient resources to meets its obligations as they become due within one year from the date of these financial statements

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

India Online business

India Online business includes revenues from advertising, sponsorship and fee based services. Advertisement and sponsorship income is derived from customers who advertise on our website or from targeted mailers to Rediffmail subscribers. Fee based services include fee we earn from our e-commerce marketplace, subscription fees for our email services and our share of revenues from mobile value added services.

Revenue from display advertisement is recognized as impressions of or clicks on display advertisements are delivered or broadcast. Impressions are delivered when a sold advertisement appears in pages viewed by users. Clicks are delivered when a user clicks on the advertisement. Revenues are also derived from sponsor links placed in specific areas of the Company’s website, which generally provide users with direct links to sponsor websites. Revenue from sponsor link is recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company’s website. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved. The Company also earns revenues from the sending of mail shots to its users on behalf of advertisers and such revenues are recognized on delivery. We report our online advertisement revenues on a gross basis principally because we are the primary obligor to our advertisers.

E-commerce marketplace fee, which is comprised of the commission and shipping revenue is recognized after receipt of confirmation that the online customer has accepted delivery of the goods. The cost of incentives provided to online customers like coupons and promo codes are reduced from revenue and where such incentives exceed the revenue amount, the excess is recognized as cost of revenue.

Subscription service revenue which is comprised of subscription fees for email and related services provided to small and large enterprises is deferred and recognized pro rata over the terms of such subscription.

Mobile value-added services revenues are derived from providing value added short messaging services (“SMS”), ring tones, picture messages, logos, wallpapers and other related services to mobile phone users. The Company contracts with third-party mobile phone operators for sharing revenues from this service. Mobile value- added services revenue is recognized when this service is rendered.

US Publishing business

US Publishing business primarily include advertising and sponsorship revenues and consumer subscription revenues earned from the publication of India Abroad, a weekly newspaper distributed primarily in the United States. It also includes the advertising revenues of Rediff India Abroad, the website catering to the Indian community in the United States.

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

Costs and expenses have been classified according to their primary functions in the following categories:

Cost of revenues

Cost of revenues primarily include cost of content for the Rediff websites, editorial costs, shipping cost, employee compensation, stock-based compensation, internet communication, data storage, software usage, printing and circulation costs for the India Abroad and India in New York newspapers and fee based services related costs.

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

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements in Topic 605, “Revenue Recognition” and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with early application not permitted. The Company is currently evaluating the effects, if any, that the adoption of this guidance will have on the Company’s financial position, results of operations and cash flows.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. The amendments in this ASU provides guidance about managements responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as going concern and to provide related disclosures. In accordance with this guidance, in connection with preparing financial statements, an entity’s management should evaluate whether there are conditions or events considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued.

In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on its consolidated financial statements.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprise:

	As of March 31,
	2014	2015
	US$	US$
Prepaid expenses	513,348	482,149
Supplier advances	193,871	156,828
Rent deposits	39,434	20,125
Other advances and deposits	38,122	28,881
Loans to employees	48,927	50,370
Amount receivable on sale of investment (See Note 6)	152,447	461,545
Accrued interest	-	73,117
Total	986,149	1,273,015

5.	Property, Plant and Equipment

Property, plant and equipment comprise:

	As of March 31,
	2014	2015
	US$	US$
Furniture and fixtures	367,535	224,163
Computer equipment and software	17,873,525	13,623,704
Office equipment	276,115	242,401
Vehicles	251,362	228,976
Leasehold improvements	444,467	399,271
Website development costs	4,110,523	4,276,892
Property, plant and equipment – at cost	23,323,527	18,995,407
Less: Accumulated depreciation and amortization	(20,160,336)	(16,655,463)
	3,163,191	2,339,944
Currency translation adjustment	(1,994)	73,606
Capital work-in-progress	649,026	786,539
	3,810,223	3,200,089
Less: Impairment loss	(239,001)	(3,200,089)

Property, plant and equipment – net	3,571,222	—

In fiscal 2015, the Company has recognized an impairment loss of US$ 3,200,089 on its Property, plant and equipment relating to its India Online business. India Online business includes revenue from advertising and fee based services. The impairment was on account of significant decline in advertisement revenue as there has been a continued reduction in spends by customers which is consistent with industry trends. As a consequence the Company has been experiencing a decline in its display advertisement revenue, and incurring net operating cash losses. The fair value of the India Online business asset group is insignificant.

In fiscal 2014, the Company had recognized an impairment loss of US$199,621 mainly in respect of computer equipment relating to its subsidiary Vubites (see note 8). Additionally, in fiscal 2014, the Company abandoned an application related project included in ‘Capital work-in-progress’ and as a result impaired an amount of US$39,380.

In the fiscal years 2013, 2014 and 2015, the Company incurred depreciation and amortization expense of US$3,249,417, US$2,688,989 and US$1,719,327 respectively.

6.	Investments

Investment, cost method

During the fiscal year ended March 31 2014, the Company sold its investment in Runa Inc. for a total consideration of US$4,145,927 and recognized a gain of US$2,740,940. An amount of US$ 613,992 of the total consideration has been held in escrow for certain representations and warranties contained in the sale agreement. These representations and warranties have been assessed as accurate and the fair value of any obligation resulting from these representations and warranties is insignificant. Of the total amount held in escrow US$ 461,545 which were recoverable by April, 2015 has been subsequently received by the Company.

Investments in equity interest

The Company’s investments in equity method investees interest were as follows:

Percent of ownership of equity shares
Tachyon Technology Private Limited (Impaired in fiscal 2011)	26%
Imere Technology Private Limited (up to October 8, 2012)	44%
Bigslick Infotech Private Limited (Impaired in fiscal 2010)	37%

The following table presents financial information for equity method investees:

	For years ended March 31,
	2013#	2014	2015
	US$	US$	US$
Revenues	320,005	—	—
Total costs	72,910	—	—
Profit (loss) from operations	247,095	—	—
Earnings (loss) attributable to Rediff*	84,310	—	—

#	Information provided for the period ended October 8, 2012, relates to Imere Technology Private Limited which was sold as on same date.

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

The changes in the carrying amount of goodwill for the fiscal years ended March 31, 2014 and 2015 were as follows:

	For the year ended March 31,
	2014			2015
	Gross	Accumulated impairment	Net	Gross	Accumulated impairment	Net
	US$	US$	US$	US$	US$	US$
As at beginning of the year	10,515,168	10,515,168	—	10,515,168	10,515,168	—
As at end of the year	10,515,168	10,515,168	—	10,515,168	10,515,168	—

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

Customer contracts and intellectual property are amortized on a straight line basis over a period of three and seven years, respectively. The Company recognized amortization expense of intangible assets of US$414,959 and US$371,280 in fiscal 2013 and 2014, respectively.

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

9.	Other non-current assets

Other non-current assets comprise:

	As of March 31,
	2014	2015
	US$	US$
Prepaid expenses	177,659	129,517
Rent deposits	767,616	731,479
Loans to employees	52,029	32,818
Amount receivable on sale of investment (See Note - 6)	461,545	—
Total	1,458,849	893,814

The Company had subscribed to convertible promissory notes (referred to as the “notes”) issued by Examville.com LLC, for total cash consideration of US$1,100,000. During the year ended March 31, 2013, the Company recorded other than temporary impairment loss of US$1,100,000 because the Company did not expect to recover the carrying amount.

10.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise:

	As of March 31,
	2014	2015
	US$	US$
Accounts payable	1,637,008	2,200,219
Accrued expenses	1,500,002	1,428,089
Taxes payable	369,314	412,667
Employee incentive payable	155,281	117,424
Other employee payables	1,056,857	976,749
Other current liabilities	64,950	65,824
Total	4,783,412	5,200,972

11.	Other non-current liabilities

Other non-current liabilities comprise:

	As of March 31,
	2014	2015
	US$	US$
Unearned revenues	320,977	329,581
Retirement benefits	466,280	531,089
Other liabilities	151,742	143,647
Total	938,999	1,004,317

12.	Shareholders’ equity

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

13.	Cost of revenues

Cost of revenues includes shipping cost of US$1,164,812, US$1,815,301 and US$2,402,700 for the fiscal years ended March 31, 2013, 2014 and 2015 respectively.

14.	Sales and marketing

Sales and marketing expense includes advertising cost of US$92,135, US$313,336 and US$1,579,550 for the fiscal years ended March 31, 2013, 2014 and 2015 respectively.

15.	Related party transactions

The Company’s principal related parties are its founder shareholders, directors and companies that the founder shareholders and directors control. The Company enters into transactions with such related parties in the normal course of business. Related party transactions and balances are as follows:

Product Development Expenses

During the fiscal year ended March 31, 2013, the Company incurred product development expenses (including amount capitalized) of US$95,395on account of services rendered by Tachyon Technologies Private Ltd, an equity method investee.

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

The following tables set out the amounts recognized in the Company’s consolidated financial statements for the fiscal years ended March 31, 2013, 2014 and 2015. The measurement date used is March 31 of the relevant fiscal year.

	2013	2014	2015
	US$	US$	US$
Change in benefit obligation
Benefit obligation at the beginning of the year	446,146	527,512	511,506
Actuarial (gain) loss	14,941	(60,402)	27,963
Service cost	75,039	75,405	69,402
Interest cost	44,025	46,086	52,790
Benefits paid	(26,382)	(27,314)	(70,427)
Effect of exchange rate changes	(26,257)	(49,781)	(22,184)
Benefit obligation at the end of the year	527,512	511,506	569,050
Current – (included in other employee payables)	47,713	45,226	37,961
Non-current – (included in retirement benefits)	479,799	466,280	531,089

Accumulated benefit obligation was US$292,701 and US$319,026 as of March 31, 2014 and 2015 respectively.

Net gratuity cost for the years ended March 31, 2012, 2013 and 2014 comprise of the following:

	2013	2014	2015
	US$	US$	US$
Service cost	75,039	75,405	69,402
Interest cost	44,025	46,086	52,790
Recognized net actuarial (gain) loss	14,941	(60,402)	27,963
Net gratuity cost	134,005	61,089	150,155

The assumptions used in accounting for gratuity in the years ended March 31, 2013, 2014 and 2015 were as follows:

	2013	2014	2015
Discount rate	8.75%	9.60%	8.45%

Rate of increase in compensation	7.00%	7.00%	7.00%

The following benefit payments, which reflect expected future services, as appropriate are expected to be paid

Year ending March 31,	US$
2016	37,961
2017	123,838
2018	45,854
2019	62,965
2020	57,837
2021-2025	493,338

The expected benefits are based on the same assumptions used to measure the Company’s benefit obligation as of March 31, 2015.

Provident Fund

Employees based in India and the Company each, contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of such employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions as incurred. Amounts contributed by the Company to the provident fund, in aggregate, were US$259,684, US$228,075 and US$231,528 for the years ended March 31, 2013, 2014 and 2015, respectively.

17.	Income Taxes

The components of income before income taxes and equity in net earnings of equity method investees are as follows:

	2013	2014	2015
	US$	US$	US$
– Domestic	(7,177,897)	(9,264,032)	(12,188,901)
– Foreign	(4,371,884)	1,639,852	(1,608,878)
Loss before income taxes and equity in net loss (earning) of equity method investee	(11,549,781)	(7,624,180)	(13,797,779)
Current income tax expense (benefit)	(33,248)	(152,774)	14,791

The reconciliation of estimated income tax expense at Indian statutory income tax rate to income tax expense reported in the statements of comprehensive loss is as follows:

	2013	2014	2015
	US$	US$	US$
Loss before income taxes and equity in net loss (earning) of equity method investee	(11,549,781)	(7,624,180)	(13,797,779)

Indian statutory income tax rate	32.445%	33.990%	34.608%

Expected income tax expense	(3,747,327)	(2,591,459)	(4,775,135)

Tax effect of:–
Adjustments to reconcile expected income tax expense to reported income tax expense:

Employee stock-based compensation	245,313	163,683	147,674
Valuation allowance recognized during the year	3,060,830	1,998,669	4,875,019
Goodwill impairment	648,900	—	—
Tax in foreign jurisdictions	(142,710)	262,459	(247,558)
Earnings (loss) of equity method investees	27,354	—	—
Others	(125,608)	13,874	14,791
Income tax expense (benefit)	(33,248)	(152,774)	14,791

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities are as follows:

	As of March 31,
	2014	2015
	US$	US$
Net operating loss carry forwards	7,262,789	10,354,525
Depreciation and amortization	5,573,817	7,530,972
Allowances for doubtful accounts receivables	218,415	229,168
Employee benefits	320,564	330,849
Minimum alternate tax credit	284,859	273,526
Loss of equity method investees	256,483	250,758
Gross deferred tax assets	13,916,927	18,969,798
Valuation allowance	(13,916,927)	(18,969,798)
Deferred tax assets	—	—

Movements in valuation allowance:

	As of March 31,
	2014	2015
	US$	US$
Balance as at beginning of the year	12,673,121	13,916,927
Valuation allowance recognized during the year	1,998,669	4,875,019
Increase (reduction) in deferred tax asset and corresponding valuation allowance pertaining to earlier years	(41,757)	691,218
Effect of currency translation	(713,106)	(513,366)
Balance as at end of the year	13,916,927	18,969,798

Rediff India’s (including Vubites) net operating loss carry forwards aggregating approximately US$16,942,394 as of March 31, 2015 will expire between April 2015 and March 2023.

As of March 31, 2015, ValuCom has net operating loss carry forwards available to offset future federal taxable income of US$3,033,000, which expire in years 2021 through 2031.

As of March 31, 2015, Rediff Holdings, Inc. has net operating loss carry forwards of approximately US$6,229,000 for federal income tax purposes, which expire in years 2020 through 2035.

Rediff’s unabsorbed depreciation of US$18,642,739 can be indefinitely carried forward.

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

There were no unrecognised tax benefit as at fiscal year ended March 31, 2013, 2014 and 2015.

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

The Company has two operating segments, namely, the India Online business and the U.S. Publishing business.

(i)	India Online business, comprised of revenues from online advertising (which includes display, performance and sponsorship formats) and fee-based services (which includes e-commerce marketplace fees and revenues from subscription-based email services and mobile value added services).

(ii)	US Publishing business, comprised of revenues from advertising and subscription for India Abroad print and online properties and online advertising revenue from the Rediff India Abroad website.

Following are the segment results and segment assets for the years ended March 31, 2013, 2014 and 2015.

	2013			2014			2015
	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total	India Online Business	US Publishing Business	Total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
Revenues from external customers:
Advertising	8,485,560	2,872,638	11,358,198	8,161,964	2,534,345	10,696,309	6,583,878	2,085,218	8,669,096
Fee based services	4,041,904	258,602	4,300,506	5,206,078	218,410	5,424,488	6,511,248	157,832	6,669,080
Total revenues	12,527,464	3,131,240	15,658,704	13,368,042	2,752,755	16,120,797	13,095,126	2,243,050	15,338,176

Cost of revenues (excluding depreciation and amortization)	7,470,935	2,480,949	9,951,884	8,330,948	2,082,116	10,413,064	8,854,598	1,981,319	10,835,917

Segment Results	5,056,529	650,291	5,706,820	5,037,094	670,639	5,707,733	4,240,528	261,731	4,502,259

Segment Assets	35,577,371	820,713	36,398,084	24,960,743	2,447,659	27,408,402	13,204,415	881,567	14,085,982

Capital expenditure	2,105,552	2,315	2,107,867	1,469,037	6,325	1,475,362	1,416,692	539	1,417,231
Depreciation/amortization	3,651,816	12,560	3,664,376	3,054,173	6,096	3,060,269	1,713,662	5,665	1,719,327

The following is a reconciliation of the segment results to (loss) income before income taxes of the Company for the years ended March 31, 2013, 2014 and 2015.

	2013	2014	2015
	US$	US$	US$

Segment result	5,706,820	5,707,733	4,502,259
Operating expenses (including depreciation and amortization)	(19,571,322)	(18,048,045)	(19,534,453)
Other income, net	2,314,721	4,716,132	1,234,415

Net loss before income taxes and equity in net earnings (loss) of equity method investees	(11,549,781)	(7,624,180)	(13,797,779)

Revenues from fee based services are as follows:

	As at March 31,
	2013	2014	2015
	US$	US$	US$
e-commerce marketplace fees	2,147,008	3,249,096	4,255,268
Subscription service	1,894,896	1,956,982	2,255,980
Total	4,041,904	5,206,078	6,511,248

The following is a reconciliation of the segment assets to the total assets as at March 31, 2014 and 2015.

	As at March 31,
	2013	2014	2015
	US$	US$	US$
India Online business	35,577,371	24,960,743	13,204,415
US Publishing business	820,713	2,447,659	881,567
Total segment assets	36,398,084	27,408,402	14,085,982
Investment, at cost	1,404,987	—	—
Rediff.com India Employee trust	45,931	45,137	46,990
Total assets	37,849,002	27,453,539	14,132,972

Revenues are attributed to individual countries according to the location of the customers.

Revenues derived from external customers are as follows:

	Years ended March 31,
	2013	2014	2015
	US$	US$	US$
United States and Canada	3,030,249	3,314,354	2,372,700
India	12,241,845	12,176,561	12,306,537
Rest of the world	386,610	629,882	658,939
Total revenues	15,658,704	16,120,797	15,338,176

No single customer accounted for 10 percent or more of the total revenues for the years ended March 31, 2013, 2014 and 2015.

Long-lived assets by location are as follows:

	As of March 31,
	2014	2015
	US$	US$
United States and Canada	5,912	—
India	3,565,310	—
Total	3,571,222	—

19.	Concentration of credit risk

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

The Company performs ongoing evaluations to determine customer credit limit, but no collateral is required. In 2014 and 2015, approximately 89% and 85% of our accounts receivable were derived from revenues earned from customers located in India. The majority of the customers outside India are located in the United States.

20.	Stock-based compensation

2002 Stock Option Plan

In January 2002 the Company’s Board of Directors approved the 2002 Stock Option Plan (“2002 plan”), which provides for the grant of stock options to the Company’s employees. Unless terminated sooner, a grant under this plan will terminate automatically after expiry of 10 years from the date of issue of such grant. A total of 280,000 of the Company’s equity shares were reserved pursuant to 2002 plan. Of which 12,000 equity shares were reserved under 2015 Stock Option Plan.

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

A summary of option activity under the 2002 ESOP plan as of March 31, 2015, and changes during the year then ended is presented below:

Options	Number of Options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2014	11,750	18.88
Expired	3,500	11.37
Outstanding as at March 31, 2015	8,250	22.06	6.3	—
Exercisable as at March 31, 2015	6,375	22.06	6.3	—

The total grant date fair value of stock options vested during the year ended March 31, 2013, 2014 and 2015 were US$78,645, US$123,585 and US$56,175.

There were no options granted during the years ended March 31, 2013, 2014 and 2015. There were no options exercised during the years ended March 31, 2013, 2014 and 2015.

As of March 31, 2015, there was US$6,718 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted average period of 0.31 year. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

2004 Stock Option Plan

In June 2004, the Company’s Board of Directors approved the 2004 Stock Option Plan (“2004 plan”), which provide for the grant of stock options to the Company’s employees. Unless terminated sooner, the grant under this plan will terminate automatically after expiry of 10 years from the date of issue of such grant. A total of 358,000 of the Company’s equity shares were reserved pursuant to 2004 plan. Of which 91,000 equity shares were reserved under 2015 Stock Option Plan.

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

A summary of option activity under the 2004 ESOP plan as of March 31, 2015, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2014	131,237	11.59
Granted	22,750	3.74
Expired	55,112	10.97
Forfeited	1,500	3.74
Outstanding as at March 31, 2015	97,375	10.22	4.4	2,125
Exercisable as at March 31, 2015	76,125	12.03	3.0	—

The total grant date fair value of stock options vested during the year ended March 31, 2013, 2014 and 2015 was US$108,481, US$53,126 and US$Nil, respectively.

The weighted-average grant-date fair value of options granted during the year ended March 31, 2015, was US$3.02 each option.There were no options granted during the years ended March 31, 2013 and 2014. There were no options exercised during the years ended March 31, 2013, 2014 and 2015.

As of March 31, 2015, there was US$48,012 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of 3.12 years. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

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

A summary of option activity under the 2006 ESOP plan as of March 31, 2015, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Outstanding as at April 1, 2014	490,563	8.54
Forfeited	1,250	0.16
Outstanding as at March 31, 2015	489,313	8.54	3.8	288,898
Exercisable as at March 31, 2015	477,313	8.47	3.8	288,898

The total grant date fair value of stock options vested during the year ended March 31, 2013, 2014 and 2015 was US$1,542,072, US$967,248 and US$662,350 respectively.

The weighted-average grant-date fair value of options granted during the year ended March 31, 2014 was US$3.76. There were no new grants during the year ended March 31, 2013 and 2015. There were no stock options exercised during the years ended March 31, 2013, 2014 and 2015.

As of March 31, 2015, there was US$41,726 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of 0.7 years. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

2015 Stock Option Plan

The compensation committee authorized the 2015 stock option plan in their meeting held on January 27, 2015. Under the plan 103,000 equity shares (comprising of 12,000 equity shares from 2002 Stock Option Plan and 91,000 equity shares from 2004 Stock Option Plan) were reserved. Unless terminated sooner, the grant under this plan will terminate automatically after expiry of 10 years from the date of grant.

Under the terms of the 2015 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Each option grant carries with it the right to purchase Company’s one ADS at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price for the ADR Linked Employee Stock Option Plan-2015 is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value of ADS and no less than 50% of the fair market value of ADS on the date of the grant.

A summary of option activity under the 2015 ESOP plan as of March 31, 2015, and changes during the year then ended is presented below:

Options	Number of options (in terms of shares)	Weighted average exercise price	Weighted average remaining contractual term (year)	Aggregate intrinsic value
		US$		US$
Granted	36,800	3.74
Outstanding as at March 31, 2015	36,800	3.74	9.8	3,680
Exercisable as at March 31, 2015	—	—	—	—

The weighted-average grant-date fair value of options granted during the year ended March 31, 2015, was US$3.00 per equity share.

As of March 31, 2015, there was US$103,440 of total unrecognized option cost related to non-vested stock options granted under the plan. That cost is expected to be recognized over a weighted-average period of 3.8 years. To the extent the forfeiture rate is different from what we have anticipated stock-based compensation related to these awards will be different from our expectations.

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Years ended March 31,
	2013	2014	2015
Dividend yield	—	0%	0%
Expected term	—	5.5 – 7 years	5.5 – 7 years
Risk free interest rates	—	0.71% - 1.14%	1.41% - 2.10%
Expected volatility	—	81.27% - 86.68%	79.72%% - 83.64%

Expected volatilities are based on the historical volatility of the Company’s stock. The expected term of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Total stock-based compensation cost recognized under the various employee stock option plans were US$756,090, US$481,563 and US$426,705 for the year ended March 31, 2013, 2014 and 2015 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,
	2013	2014	2015
	US$	US$	US$
Cost of revenues	50,151	17,425	466
Sales and marketing	122,316	119,653	80,793
Product development	321,473	207,400	175,616
General and administrative	262,150	137,085	169,830

21.	Earnings (loss) per share and ADS

For the years ended March 31, 2012, 2013 and 2014, the following table sets forth the computation of basic and diluted earnings per share and ADS:

	Year ended March 31,
	2013	2014	2015
Net loss (US$)	(11,432,223)	(7,471,406)	(13,812,570)
Weighted average equity shares for basic and diluted earnings (loss) per share	13,795,178	13,795,178	13,795,178
Earnings /(loss) per share – basic (US$)	(0.828)	(0.542)	(1.000)
– diluted (US$)	(0.828)	(0.542)	(1.000)
Earnings / (loss) per ADS – basic (US$)	(0.414)	(0.271)	(0.500)
– diluted (US$)	(0.414)	(0.271)	(0.500)

Potentially dilutive shares relating to outstanding employee stock option aggregating 140,247, 124,214 and 209,599 as at March 31, 2013, 2014 and 2015, respectively have been excluded from the computation of diluted earnings per share for these periods as their effect was anti-dilutive.

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

23.	Allowance for doubtful trade accounts receivables

Description	Balance at Beginning of year	Expense / (Reversal)	Bad debts written off	Effect of exchange rate changes	Balance at end of year
	US$	US$	US$	US$	US$
Fiscal 2015	618,054	41,509	(11,172)	(22,474)	625,917
Fiscal 2014	876,300	190,493	(420,018)	(28,721)	618,054
Fiscal 2013	3,200,434	(48,580)	(2,106,011)	(169,543)	876,300

24.	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued liabilities, approximate their fair values due to the short- term nature of these instruments.

25.	Commitments and contingencies

As of March 31, 2015 and 2014, the Company has commitment for purchase of computer equipment and cost to develop internal use software aggregating US$424,517 and US$774,735, respectively.

Commitment relating to operating leases is as below:

The Company leases office premises and residential apartments for employees under various operating leases. Certain of these arrangements have free or escalating rent payment provisions. The Company recognized rent expense under such arrangements on a straight-line basis. Operating lease expense that has been included in the determination of the net income is as follows:

	Years ended March 31,
	2013	2014	2015
	US$	US$	US$
Office premises	726,893	700,402	668,676
Residential apartments for employees	104,557	81,308	81,980

Total operating lease expense	831,450	781,710	750,656

The minimum annual lease commitments under the above operating leases that have initial or remaining terms in excess of one year are as follows:

For the year ending March 31,	US$
2016	492,935
2017	293,624
2018	237,989
2019	40,753
2020	—

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

The Company has not recognized any loss accrual for the litigation disputes as the Company believes that it is probable that it would be successful on resolution of the litigation. The maximum total loss relating to these disputes would be approximately US$20,400 excluding any interest and penalties, which amounts cannot be reasonably estimated at this point of time.

26.	Subsequent event

On July 29, 2015, the Company entered into a Purchase Agreement with Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“Investor”). The Purchase Agreement provides that the Company has the right to sell to the Investor, and the Investor has the obligation to purchase from the Company, up to an aggregate of US$15 Million of the Company’s American Depositary Shares (“ADSs”) over the 36-month term of the Agreement in amount as described in the Purchase Agreement. Upon shareholder approval and upon effectiveness of registration statement covering the resale of ADSs, the Company can elect its discretion to sell ADSs to the investor pursuant to either regular purchase amounts or accelerated purchase amounts. The amounts of ADSs which may be sold to the Investor pursuant to any regular purchase range from 40,000 ADSs to 100,000 ADSs, depending on the then current trading price of the Company’s ADSs on Nasdaq (but not to exceed US$500,000 on any single purchase date). In addition, the Company has the right, but not the obligation, to sell accelerated purchase amounts. The purchase price for any ADSs sold pursuant a regular purchase, will be 98% of the lower of the (a) the lowest sale price of the ADSs on Nasdaq on the regular purchase date or (b) the average of the three lowest closing sale prices over the preceding 10 trading-day period. The purchase price for any ADSs sold pursuant to an accelerated purchase, will be 98% of the lower of (a) the closing sale price of the ADSs on Nasdaq on the accelerated purchase date or (b) 94% of a volume weighted average purchase price on the accelerated purchase date. The Company will file an application with the Nasdaq to list the ADSs to be sold to the Investor pursuant to the Purchase Agreement. The Company is required to file a registration statement covering the resale of the ADSs, so that such ADSs may be sold by the Investor from time to time pursuant to a Registration Rights Agreement entered into between the Company and Investor. Under the Purchase Agreement, the Investor and its affiliates have a beneficial ownership limitation of 4.99% of the then issued and outstanding equity securities of the Company. The issuance of the shares underlying the ADSs must be approved by the Company’s shareholders prior to any purchases under the Purchase Agreement. The Purchase Agreement and Registration Rights Agreement also contain customary representations, warranties, conditions and indemnification provisions.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Ajit Balakrishnan
	Name:	Ajit Balakrishnan
	Title:	Chairman and Managing Director (Principal Executive Officer)

Date: July 31, 2015

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Swasti Bhowmick
	Name:	Swasti Bhowmick
	Title:	Chief Financial Officer (Principal Financial Officer)

Date: July 31, 2015