Form 20-F/A
period 2015-03-31
REDIFF COM INDIA LTD
filed 2015-08-14
CIK 1103783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

The purpose of this Amendment No. 1 (the “Amendment”) to Rediff.com India Limited’s annual report on Form 20-F for the period ended March 31, 2015, originally filed with the U.S. Securities and Exchange Commission on July 31, 2015 (the “Form 20-F”), is solely to furnish Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

No other changes have been made in this Amendment to the Form 20-F. This Amendment speaks as of the original date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the original Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description of Document

101	The following financial information from the Rediff.com India Limited Annual Report on Form 20-F for the year ended March 31, 2015 is formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused and authorized the undersigned to sign this report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Ajit Balakrishnan
	Name:	Ajit Balakrishnan
	Title:	Chairman and Managing Director (Principal Executive Officer)

Date: August 14, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused and authorized the undersigned to sign this report on its behalf.

REDIFF.COM INDIA LIMITED

By:	/s/ Swasti Bhowmick
	Name:	Swasti Bhowmick
	Title:	Chief Financial Officer (Principal Financial Officer)

Date: August 14, 2015